Form 20-F
period 1999-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2000-04-07
CIK 1025862

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1999

                                 OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____________ to ____________

Commission file number   1-14538
                       -----------

           Compania Anonima Nacional Telefonos de Venezuela (CANTV)
            (Exact name of Registrant as specified in its charter)

                National Telephone Company of Venezuela (CANTV)
                (Translation of Registrant's name into English)

                       Bolivarian Republic of Venezuela
                (Jurisdiction of incorporation or organization)

                     Edificio CANTV, Primer Piso, Avenida
                        Libertador, Caracas, Venezuela
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered

American Depositary Shares,           The New York Stock Exchange
each representing 7 Class D
shares of common stock, par
value Bs. 36.90182224915 each


Securities registered or to be registered pursuant to Section 12(g) of the Act.

             None
--------------------------------------------------------------------------------
                                                        (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

             None
--------------------------------------------------------------------------------
                                                        (Title of Class)

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  Class A Shares . . . . . . . 400,000,000
  Class B Shares . . . . . . .  51,900,000
  Class C Shares . . . . . . . 130,184,578
  Class D Shares . . . . . . . 416,685,522

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirement for the past 90 days.                        [X] Yes  [_] No

  Indicate by check mark which financial statement item the registrant has
elected to follow.                                       [_] Item 17 [X]Item 18



(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

          Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court. [_] Yes   [_] No

       Not applicable

                               TABLE OF CONTENTS

                                                                                                      Page
                                                                                                      ----
INTRODUCTION.........................................................................................   2

FORWARD-LOOKING INFORMATION..........................................................................   3

EXCHANGE RATES.......................................................................................   4

PART I...............................................................................................   5

 Item 1.  Description of Business....................................................................   5
 Item 2.  Description of Property....................................................................  42
 Item 3.  Legal Proceedings..........................................................................  42
 Item 4.  Control of Registrant......................................................................  43
 Item 5.  Nature of Trading Market...................................................................  45
 Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.........................  45
 Item 7.  Taxation...................................................................................  46
 Item 8.  Selected Financial Data....................................................................  51
 Item 9.  Management's Discussion and Analysis of Financial Condition and Results of  Operations.....  53
 Item 9A. Quantitative and Qualitative Disclosures About Market Risk.................................  80
 Item 10. Directors and Officers of Registrant.......................................................  83
 Item 11. Compensation of Directors and Officers.....................................................  88
 Item 12. Options to Purchase Securities from Registrant or Subsidiaries.............................  88
 Item 13. Interest of Management in Certain Transactions.............................................  88

PART II..............................................................................................  89

 Item 14. Description of Securities to be Registered.................................................  89

PART III.............................................................................................  90

 Item 15. Defaults upon Senior Securities............................................................  90
 Item 16. Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds  90

PART IV..............................................................................................  91

 Item 17. Financial Statements.......................................................................  92
 Item 18. Financial Statements.......................................................................  92
 Item 19. Financial Statements and Exhibits..........................................................  92

                                  INTRODUCTION

     As used herein, unless the content otherwise requires, the "Company" means Compania Anonima Nacional Telefonos de Venezuela (CANTV) and its consolidated subsidiaries and "CANTV" means Compania Anonima Nacional Telefonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to "U.S. dollars," "dollars," "$" or "US$" are to United States dollars and references to "bolivars" or "Bs." are to Venezuelan bolivares, the legal tender currency of the Bolivarian Republic of Venezuela ("Venezuela"). References to access "lines in service" are to lines in billing.

     The Company prepares its financial statements in constant bolivars and in conformity with generally accepted accounting principles in Venezuela ("Venezuelan GAAP"). Venezuelan GAAP differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See
Note 26 to the audited consolidated financial statements of the Company as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998, and 1999 (the "Audited Financial Statements") contained elsewhere in this Form 20-F for a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under Venezuelan GAAP for the years ended December 31, 1997, 1998, and 1999 and of total stockholders' equity as of December 31, 1998 and 1999.

     Pursuant to Venezuelan GAAP, financial data regarding the Company have been adjusted to reflect the effects of inflation using the Indice de Precios al Consumidor del Area Metropolitana de Caracas (Index of Consumer Prices of the Caracas Metropolitan Area) (the "Consumer Price Index") published by the Banco Central de Venezuela (the "Central Bank of Venezuela"). See Note 4(b) to the Audited Financial Statements. Unless otherwise specified, financial data regarding CANTV is presented herein in constant bolivars as of December 31, 1999. Although the restatement of nominal bolivar amounts into constant bolivar amounts lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate those distortions, and evaluation of period to period trends may be difficult. References herein to amounts in "nominal" bolivars or "historical" bolivars are to bolivars that have not been adjusted for inflation.

     For the convenience of the reader, this Form 20-F contains translations of certain constant bolivar amounts into dollars at the average daily exchange rate (the "Daily Exchange Rate") announced by the Central Bank of Venezuela on December 31, 1999, which was Bs. 649.25 = US$1.00. The noon buying rate of bolivars reported by the Federal Reserve Bank of New York on March 31, 2000 was Bs. 670.00 = US$1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into U.S. dollars or bolivars, as the case may be, at such rate or at any other rate. The translation of amounts expressed in nominal or constant bolivars as of a specified date by the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating nominal or constant bolivars as of another specified date.

     Operational data regarding the Company contained in this Form 20-F is presented as of December 31, 1999 unless otherwise stated, as this is the most recent date for which the Company has prepared such data.

     Neither the Government of Venezuela (the "Government") nor private independent sources publish definitive data regarding telecommunications markets in Venezuela. However, certain Government entities have published statistics on wireless service competitors which the Company has used in computing the market share data relating to such competitors. Additional data, including population data, were obtained from third-party sources. To the extent estimates are contained in this Form 20-F, the management of the Company believes that such estimates, which are based on internal data, are reliable but they have not been confirmed by independent sources.

                          FORWARD-LOOKING INFORMATION

    Certain statements contained in this Form 20-F contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of
1995) that involves risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors discussed elsewhere in this Form 20-F, including, among others, the Company's success in implementing its investment program, the nature and extent of future competition, changes in the Venezuelan economy that could affect demand for telephone service and the ability of the Company to make collections, inflation, regulatory conditions, exchange controls and conditions in currency markets, labor relations and Venezuelan political and legal developments.

                                 EXCHANGE RATES

     The following table sets forth certain information concerning bolivar/U.S. dollar exchange rates for the five years ended December 31, 1999, based on the applicable Daily Exchange Rates announced by the Central Bank of Venezuela:

                                                                       End of
Year Ended December 31,      High (1)      Low (1)     Average (2)     Year (3)
-----------------------      --------   ----------     ----------      --------
1995                          290.00      170.00        180.00          290.00
1996                          500.00      290.00        426.50          476.75
1997                          504.75      475.25        490.67          504.75
1998                          582.50      511.25        550.69          565.00
1999                          649.25      565.50        609.60          649.25
------

(1) The highest and lowest of the Daily Exchange Rates on the last day of each month in the relevant year.
(2) The average of the Daily Exchange Rate on the last date of each month in the relevant year.
(3) The Daily Exchange Rate on the last day of each relevant year.

    On March 31, 2000, the Daily Exchange Rate was Bs. 670.00 = US$1.00 (equivalent to Bs. 1.00 = US$0.0015).

    There are currently no restrictions under Venezuelan law on export or import of capital including foreign exchange controls, restrictions on payment or remittance of dividends.

     From 1989 until June 1994, the bolivar was permitted to trade freely with respect to the U.S. dollar. On June 27, 1994 the Government imposed controls on foreign exchange transactions and fixed the official exchange rate. The rate was originally fixed at Bs. 170.00 per U.S. dollar and was adjusted to Bs.
290.00 per U.S. dollar in December 1995. On April 22, 1996 the Government lifted all exchange controls and allowed the price of the bolivar to float freely. Since July 1996, the Central Bank of Venezuela has intervened to maintain the exchange rate between 7.5% above and 7.5% below a reference rate. The reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar at December 31, 1999 and Bs. 714.00 per U.S. dollar at March 31, 2000.

     For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates on the Company, its results of operations and financial condition and on the market price, liquidity of, and return on investment in the American Depositary Shares (the "ADSs") and the Class D Shares, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 6. Exchange Controls and Other Limitations Affecting Security Holders."

                                     PART I


Item 1.  Description of Business

Introduction

     The Company is a full service telecommunications provider offering switched, fixed, local and domestic and international long distance telephone service throughout Venezuela on an exclusive basis until November 27, 2000, except in limited circumstances. The Company also offers wireless services, public telephones, telecommunications centers, private networks, rural telephone services, packet-switched data transmission, Internet access, directory information services and other value-added services. The Company owns all of the Venezuelan public exchanges and the nationwide network of public telephone lines and public national and international long distance telephone transmission facilities.

     The Company had gross revenues and net income of Bs. 1,715.5 billion (US$2.6 billion) and Bs. 89.2 billion (US$137 million), respectively, for the year ended December 31, 1999. At December 31, 1999, the Company had approximately 2.6 million access lines in service and approximately 1.2 million wireless subscribers.

     In December 1991, VenWorld Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela by a private consortium of companies and currently 57.8%-owned by a subsidiary of GTE Corporation ("GTE"), acquired operating control and 40% of the equity share capital of CANTV from the Government through Fondo de Inversiones de Venezuela (the "Venezuelan Investment Fund") for a purchase price of approximately US$1.885 billion. Since VenWorld obtained operating control of the Company, the Company has substantially increased the number of access lines in service, modernized its network, increased employee productivity, consolidated operations, strengthened management controls and improved network planning and design. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the "Initial Public Offering").

     The Company is subject to comprehensive regulation and supervision by the Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) (the "Ministry") and the Comision Nacional de
Telecomunicaciones ("CONATEL"). See "-- Regulatory Framework -- Regulation and the Concession -- General."

     Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased its access lines in service and wireless subscribers from approximately 2.4 million and 169,758 at December 31, 1995 to approximately 2.6 million and 1.2 million at December 31, 1999, respectively. The percentage of digital access lines installed in the Company's network has increased from 55.0% at December 31, 1995 to 68.5% at December 31, 1999. All of the Company's international and domestic long distance switches are digital. In addition, the Company has put into service most of the segments of a high capacity broadband fiber optic network, which is expected to be completed in 2000, and has completed the installation of asynchronous transfer mode ("ATM") Frame Relay platforms. Based on nominal bolivars converted to U.S. dollars at average exchange rates during the relevant period, the Company made capital expenditures of approximately US$333 million, US$312 million, US$593 million, US$706 million and US$546 million in 1995, 1996, 1997, 1998 and 1999, respectively. The Company presently plans capital expenditures of approximately US$550 million in 2000. Even though capital expenditures are expected to drop to lower levels in the 2001 to 2004 planning period, expenditures will continue to be directed towards network expansion, digitalization and modernization. The Company continues increasing its emphasis on wireless, data transmission and e-business areas.

     Since privatization, the Company has implemented a number of programs designed to lead to greater productivity and improved customer service. As a result of productivity improvements, the Company has also been able to reduce the number of its employees and at the same time grow its business. Access lines in service per CANTV employee have increased from 124 at December 31, 1995 to 218 at December 31, 1999. As part of its customer service enhancements, the Company has automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnect and reconnect system. In addition, the Company has redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value added services.

     The consortium of companies that, directly or through subsidiaries, originally formed VenWorld includes, in addition to GTE: T.I. Telefonica Internacional de Espana, S.A. ("Telefonica Internacional"); C.A. La Electricidad de Caracas, S.A.C.A. ("Electricidad de Caracas"), Venezuela's largest private sector power generating and distribution company; Consorcio Inversionista Mercantil (CIMA) C.A., S.A.C.A., as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. ("AT&T") (together with their successors, collectively referred to as the "Participants in the Consortium"). The Participants in the Consortium contribute broad operating experience and expertise to the operation of the Company and provide the Company with access to technology, research and product development and procurement. In addition, certain of the Participants in the Consortium have entered into service agreements with the Company to provide technical, consulting and other assistance. See "Item 13. Interest of Management in Certain Transactions." VenWorld, as the holder of the Company's Class A Shares, has the right until January 1, 2001 to elect the President of the Company and four principal directors, which collectively comprise a majority of the Board of Directors of CANTV. See "Item 10. Directors and Officers of Registrant."

Company Strategy

     The Company's mission is to provide communications solutions that exceed customer expectations and to meet evolving global technological standards in telecommunications. To achieve this end, the Company focuses its strategy towards obtaining profitable growth in its telecommunications business through increased market focus and by continuing to selectively expand its network, broaden service offerings, increase network utilization, increase market penetration, reduce costs and improve overall productivity. Key elements of the Company's strategy include:

     Improve Profitability Through Effective Customer Focus and an Integrated Service Offering. The Company has made substantial progress on its expansion and modernization program and continues to focus on key customer groups. The Company uses improvements in customer service and technological infrastructure to market its services more effectively and to prepare the Company for competition at the end of November 2000. The Company is aggressively moving towards an integrated marketing focus by capitalizing on the operational synergies between CANTV and its subsidiaries to identify and meet customer needs. The Company is integrating its information technology systems to provide the information and tools necessary to better target customers and improve overall customer service and satisfaction. The Company has created units to focus on specifically targeted customer groups. The units and customer groups are described below:

      Large Corporate Customers. This unit is responsible for offering specialized integrated telecommunications solutions to large companies and is focused on capturing the growing demand for data services. The integrated telecommunications solutions range from voice and data transport to network administration. The Company believes it can use advanced technologies such as virtual private networks ("VPN") to provide higher quality service while increasing efficiency. The Company is upgrading its technological infrastructure to support the provision of these enhanced services.

      Commercial Customers. This unit serves the needs of mid- and small-size private companies. The unit develops and markets new services to these customers, focusing on enhanced services, including data. In order to accomplish this goal, the Company continues to make investments designed to improve the quality of its network, including: (i) the planned completion during the year 2000 of a high capacity broadband fiber optic network linking Venezuela's major urban centers; (ii) the goal of reaching 80% digitalization of the Company's lines installed during 2000; and (iii) the development of wireless technology to expand basic service where cost effective. The Company plans to complement these investments through increased promotion of its basic and value-added services and the introduction of new technologies such as advanced intelligent networks.

      Government Entities. This unit serves the Central Government, as well as the state and municipal governments, and tailors its service offerings to the Government's diverse telecommunications needs. These include voice, data transmission, video and value-added services. By offering innovative services, the Company encourages the modernization of the telecommunications infrastructure used by the Government. The Company is also actively involved in several social projects such as the virtual library, citizen watch and telemedicine.

      Consumer Market. This unit serves residential customers by seeking to increase services while decreasing the costs of providing these services. Its objective is to offer products and services under new technical platforms that promote usage and customer loyalty through improvements in customer care. As part of this objective, during the year 2000 CANTV expects to introduce a fixed wireline prepaid service to make CANTV's services more accessible to lower income consumers.

      Public Telecommunications Services. This unit's objective is to optimize existing public telecommunication facilities through the strategic installation and relocation of public telephones. During the year 2000, the Company expects to develop approximately 100 additional Community Telecommunications Centers in low income areas of Venezuela. Community Telecommunications Centers have been well received by communities throughout the country and are managed by third parties. Community Telecommunications Centers reduce the Company's cost of providing service and decrease maintenance costs.

      Interconnection. This unit serves interconnection customers and proactively markets CANTV's interconnection services. Its strategy is to (i) become the preferred "carrier's carrier" using the Company's current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices; (iii) develop long term strategic alliances; and (iv) maximize the efficiency of the Company's interconnection facilities while minimizing costs. To these ends, the Company has entered into interconnection agreements with several competing telecommunications service providers. The Company is developing specific packages that encourage other telecommunications service providers to use the Company's network. In addition, the Company continues to introduce new services to increase domestic and international traffic to strengthen its position in both the national and international data transport markets.

     Continue Expanding Wireless Services. The Company, through its wholly-owned subsidiary Telecomunicaciones Movilnet, C.A. ("Movilnet"), plans to continue expanding its wireless communications business. The Company is also seeking to increase the revenues and margins of its wireless business by (i) supporting the profitable growth of its prepaid services customer base while sustaining its position in the postpaid market; (ii) continuing the introduction of attractive products into the Venezuelan market; (iii) continuing the development of the wireless data market; (iv) expanding its geographic coverage and concentrating in key markets; (v) continuing improvement of Movilnet's market position through increased product segmentation; (vi) providing packages of services that maximize the utilization of Movilnet's technological, marketing and personnel infrastructure; and (vii) centralizing marketing efforts and client service functions to better focus on customer care, build loyalty and improve customer satisfaction. In order to support this strategy and to expand capacity during 1999, the Company continued converting Movilnet's network to a time division multiple access ("TDMA") digital platform based on major markets' capacity requirements. The Company has also coordinated its marketing efforts with Movilnet to better serve the Company's large corporate customers and make efficient use of marketing resources.

     Grow Data Transmission and Value-Added Services. The Company provides various telecommunications related services, including data transmission and an array of value-added services such as voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and pay 800 services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, "web page" hosting, enhanced fax service, audio text, 900 service in the greater Caracas metropolitan area, and other intelligent network and data capabilities, which increase network utilization. The Company plans to offer additional value-added services in the future and seeks to capture the largest share of this market by (i) leveraging its existing infrastructure and its relationships with the Participants in the Consortium and (ii) seeking to be the first to offer new services in Venezuela.

     Consolidate Our Position as the Preferred Internet Service Provider in Venezuela. The Company seeks to remain the recognized market leader in the provision of Internet services. The Company's strategy to retain the largest share of this high-growth market includes the development of an advanced services platform and integrated service network. The Company actively targets the development of Internet services in the corporate market by emphasizing long-term partnerships and delivering reliable and secure services aimed at ensuring the promises of the e-economy. The Company also continues to deliver and market its Internet services to mid- and small-sized companies and to the broader consumer market.

     Achieve "World Class" Efficiency Standards. The Company has made substantial progress in reducing costs and increasing productivity, reducing CANTV's labor force by approximately 38.6% and increasing the number of access lines in service per CANTV employee by 75.8%, from 124 to 218 between December 31, 1995 and December 31, 1999. Other efficiencies achieved include improvement of internal controls, consolidation of operator centers and centralization of the Company's ordering and procurement processes. The Company is seeking to enhance the quality of its workforce through training programs, improved hiring practices and analysis of employee capabilities in connection with workforce reductions. Additionally, the Company has implemented a voluntary retirement program to encourage workforce reductions. The Company believes that these measures, in combination with the ongoing improvement of its network infrastructure, should continue to make possible substantial additional improvements in efficiency and productivity, which should result in improvements to its operating margins.

     Lead the Implementation of a Fair and Balanced Regulatory Framework. The Company seeks to promote the establishment of a regulatory framework that will ensure that the Company is adequately compensated for providing access to its network both during and after the period of exclusivity under the Concession (as defined below) to provide switched, fixed, local and domestic and international long distance service throughout Venezuela. The Company has reached interconnection agreements with a number of competitive service providers and seeks to become Venezuela's preferred carrier by leveraging on its extensive country-wide fiber optic "backbone."

     Globalization. The Company continues to take advantage of its relationship with GTE in order to benefit from its strengths in processes, systems and resources to strengthen the Company's competitive position for the anticipated competition in Venezuela at the end of November 2000. See "-- Competition."
The Company expects that it may further benefit from GTE's planned merger with Bell Atlantic Corp.

Domestic Telephone Services

     Domestic telephone services include local and domestic long distance and public telephone services. These services accounted for 56.4% of the Company's total operating revenues during 1999.

Local and Domestic Long Distance Services

     Pursuant to the Concession (as defined below), CANTV is the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela until November 27, 2000, except in limited circumstances. As of December 31, 1999, CANTV's domestic telephone network included approximately 3.5 million installed lines and 2.6 million access lines in service extending throughout the whole of Venezuela.

The following table provides information relating to the development and improvement of the Company's domestic telephone system over the most recent five years:

                                                                          At December 31,
                                  -------------------------------------------------------------------------------------------------
                                       1995                   1996               1997                1998                 1999
                                  ---------------       ---------------     ---------------     ---------------     ---------------
Lines installed                         2,956,788             3,208,977           3,403,521           3,550,706           3,546,538
Percentage of lines
 installed
  in digital exchanges                       55.0%                 59.4%               62.3%               66.1%               68.5%
Access lines in service (1):
 Non-residential                          709,995               705,694             736,759             681,761             634,969
 Residential                            1,619,789             1,732,756           1,895,838           1,859,073           1,870,859
 Public telephones (2)                     57,266                56,409              70,012              75,097              80,033
                                  ---------------       ---------------     ---------------     ---------------     ---------------
 Total                                  2,387,050             2,494,859           2,702,609           2,615,931           2,585,861
                                  ===============       ===============     ===============     ===============     ===============

Access lines in service per
  100 inhabitants                            11.0                  11.1                11.8                11.2                10.8
Customer satisfaction (3)
 Public telephones                           85.8%                 80.4%               70.1%               69.6%               72.3%
 Residential                                 84.4%                 87.7%               89.8%               91.5%               88.2%
 Non-residential                             80.7%                 90.2%               88.2%               88.5%               83.2%
----------------------------

(1)  References to "access lines in service" are to lines in billing.
(2) In 1996, CANTV performed an inventory of public telephones and determined that the number of public telephone lines in service was 8,591 less than the number indicated in its records. No adjustment has been made to the number of public telephone lines in service data at December 31, 1995.
(3) Percentage of customers satisfied with CANTV's service as measured by customer opinion surveys conducted by third parties. The lower customer satisfaction results obtained from the 1999 customer survey compared to the 1998 survey are primarily attributable to differences in survey design and methodology. The survey design and methodology is currently under review with CONATEL as part of the Government's review of service quality mandate. See "-- Regulatory Framework -- Regulation and the Concession -- Network Expansion, Modernization and Quality Improvement Requirements."

     From December 31, 1995 to 1998, the number of lines in service increased at a compound annual growth rate of 3.1% and penetration increased from 11.0 lines to 11.2 lines per 100 inhabitants. In 1999, the number of access lines in service decreased 1.1% and penetration decreased to 10.8, reflecting the permanent disconnection of approximately 453,900 lines, excluding public telephones. Permanent disconnections have resulted principally from management's continued aggressive focus on collections. The Company is reassigning these disconnected lines to new customers following upfront credit history checks.
See "-- Billing."

     Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and to replace obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network from 55.0% at December 31, 1995 to 68.5% at December 31, 1999. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. As part of an agreement reached by CONATEL and CANTV, CANTV has agreed that 80% of its lines installed will be digitalized by December 31, 2000. See "-- Regulatory Framework -- Regulation and the Concession."

     In order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers, the Company is further upgrading the network's technological infrastructure. The Company implemented ATM Frame Relay platforms in the second half of 1997. Additionally, in 1997 and 1998 the Company installed an advanced "SS7" intelligent network platform. These technologies will enhance the Company's ability to provide high speed data transmission services to its customers, as well as enhanced services including caller ID, automatic calling card validation, automatic redial and call forwarding. During 1999, the Company began installing Digital Loop Carriers ("DLCs"). The DLCs are devices that allow a better utilization of the copper network. The device allows line concentration and voice transmission services in remote locations as well as data transmission services in high concentration areas such as shopping (commercial) areas. The Company plans to upgrade approximately 20,000 lines during the year 2000.

     In the fourth quarter of 1998, CANTV launched Extended Local Area Service ("EAS") in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and elasticity. EAS gives customers a better tariff package for specific calling patterns. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

     In order to provide high-speed services, the Company has adopted fiber optics as the medium of transportation for the transmission of voice, data, and video. During 1999, the Company completed the installation of an interurban high capacity broadband fiber optic network to interconnect the northern part of Venezuela. This area encompasses the vast majority of Venezuela's population.
A total of 3,264 kilometers of fiber optic transmission lines was installed.
The network, currently consisting of four rings, is being extended to cover other geographical areas. A fifth ring, which is already 61% complete, will cover the telecommunications needs of the southeastern territory. Two additional rings are planned for the southwestern territory. When completed, the fiber optic network will consist of strategically deployed rings connecting all major cities and most large corporate customers. The Company believes that the full fiber optic network will be put into service by the end of 2000 and that it will connect approximately 80% of Venezuela's population. The Company plans to use the fiber optic network as its "backbone" while maintaining its digital microwave network for redundancy.

     The Company continuously seeks to enhance customer service and product offerings. The Company has undertaken a project to install Asymmetrical Digital Subscriber Lines ("ADSLs"). Tests have been successfully completed. A total of 1,500 ADSL lines are available for commercialization in eight central offices in Caracas. The first service to be provided with this platform is high-speed Internet access, which is provided by CANTV Servicios. Additionally, the Company incorporated 70 central offices and 100% of its digital central offices into its "4Tel System" during 1999. The objective of this system is to improve repair time by identifying the particular faulty network element, thereby reducing dispatch and repair times. By the end of year 2000, the Company plans to complete the "National Numbering Plan." This project will adapt the Company's current national numbering system for both basic telephony and wireless to world class standards.

     The Company's revenues from local and domestic long distance telephone services consist of installation and subscription charges for new lines, monthly line rental charges and usage charges. At December 31, 1999, non-residential customers represented 24.6% of access lines in service and accounted for 46.8% of 1999 local and domestic long distance revenues. Revenues from usage constitute 56.0% of the Company's local and domestic long distance revenues in 1999.

     The Company's local and domestic long distance traffic for the years 1995 to 1999 is presented in the table below:

                           Domestic Service Usage
--------------------------------------------------------------------------

                    Total Local and Domestic
                  Long Distance Minutes of Use         Minutes of Use per
Year                      (millions)               Average Access Line (1)
----               ---------------------------     -----------------------
1995                        14,313                         6,149
1996                        13,312                         5,454
1997                        13,565                         5,220
1998                        15,674                         5,894
1999                        15,804                         6,076


------------------------------------

(1) Prior to June 1995, the Company did not distinguish between local and domestic long distance minutes of use. As a result, minutes of use data for 1995 in the table above represent estimates based on converting the number of impulses recorded in such period to minutes of use based on calling patterns in 1995 and 1996.

     Total minutes of use of the Company's domestic services constantly increased during the period 1996 through 1999 mainly due to a net increase in lines installed. Minutes of use per average line in service steadily decreased from 1995 to 1997 due to the expansion of service to lower-traffic customers and to weakness in the Venezuelan economy. Minutes of use per average line in service increased in 1998 and 1999 due primarily to lower domestic long distance rates in real terms.

Public Telephones

     The Company owns and operates public telephones distributed nationwide. At December 31, 1999, the Company had 80,033 public telephones, of which approximately 89% could be operated with a prepaid debit card. As part of its strategy to improve customer service and operating results, the Company has relocated less productive public telephones to high-traffic areas. The Company is planning to have approximately 85,000 public phones in service by the end of year 2000 as required pursuant to its agreements with CONATEL.

Community Telecommunications Centers

     Community Telecommunications Centers are located in remote or urban areas to serve persons with limited economic resources. During 1996 the Company began a program to open Community Telecommunications Centers throughout Venezuela. Community Telecommunications Centers are operated by third parties and provide telephone, fax and messaging services to persons who would otherwise have no access to such services. Telephone lines installed at Community Telecommunications

Centers provide a substantially higher call volume than public telephones at substantially lower maintenance costs. The Company believes that these centers provide an important service and they have been well received by communities throughout the country. At December 31, 1999, the Company had 1,226 such centers in service and plans to have approximately 1,326 such centers in service by the end of the year 2000.

Telecommunications Centers

     Telecommunications Centers are offices where an array of telecommunications services are offered, including local, domestic long distance and international long distance, fax, Internet access and sale of prepaid cards. The Company plans to offer other services such as voice mail access, sale of telecommunication equipment and parcel service in the near future. These centers are operated by third parties with support from the Company. As of December 31, 1999, 28 Telecommunications Centers were in service.

Rural Service

     On December 15, 1997, the Company signed a joint venture with Direct-to-Phone International Incorporated, a subsidiary of STM Wireless Incorporated, to develop rural telephone services via satellite. The Company began these operations in early 1998. In September 1999, Direct-to-Phone International Incorporated was acquired by SkyOnline Incorporated. At December 31, 1999, the Company had 1,336 satellite-based lines serving rural areas with satellite technology and plans to continue expanding its satellite-based network due to the cost advantages of serving remote areas with satellite technology.

     The Company also provides radio-based telecommunication services to remote rural areas, which are linked to the main public switched network via base station transreceivers and radio terminals. As of December 31, 1999, the Company had 504 systems of this type with 420 channels per system providing access to 494 rural areas. The Company has identified additional rural areas in which it expects to provide basic, public telephone, and data transmission services in the future using both radio- and satellite-based technology.

Interconnection Agreements

     The Concession and the Telecommunications Regulations require CANTV to provide interconnection to other telecommunications operators in order to complete calls (the "Interconnection Regulations"). In addition to these interconnections, CANTV also permits private telephone line interconnections pursuant to specific contract arrangements. The Company has entered into several interconnection agreements pursuant to the Interconnection Regulations. The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. Under the Interconnection Regulations, companies must work together to develop interconnection agreements. The Government may only intervene in case where a formal agreement is not reached. See "-- Regulatory Framework." CANTV provides interconnection services through which wireless and rural operators establish points of interconnection between their networks and CANTV's networks. See "-- Competition" and "-- Regulatory Framework -- Regulation and the Concession -- Competitive Framework." As part of its overall strategy, the Company intends to pursue interconnection agreements with competing telecommunications service providers, to develop specific packages that encourage other providers to use the Company's network and to enhance its domestic and international connectivity. The Company also pursues long-term strategic alliances.

International Long Distance Services

     Pursuant to the Concession, CANTV is the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000.
The Company's international services include voice, video and data communication services that represented 9.4% of the Company's operating revenues in 1999. The largest of these services is international voice service.

     The Company provides international services through submarine cables and satellite and microwave links. Satellite capacity is provided via Intelsat, the global satellite consortium with 122 member countries, of which CANTV is a signatory with a 1.4% equity ownership interest. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals ("VSAT") service. The Company owns 16.2% of the Americas I and 4.4% of the Columbus II fiber optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to Western Europe. As of 1999, the Company owns 4.3% of the Pan American system and 6.9% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America. The Americas II cable system will connect South America and the Caribbean to the United States. CANTV also owns 0.5% of the Columbus III system. The Columbus III cable system will connect the United States to Europe. The Americas II and Columbus III systems are expected to be completed by the end of 2000. The Company is currently evaluating its possible participation in the Americas III cable system which will also connect South America, Central America and the Caribbean to the United States. In addition, the Company has minor participations in four other submarine cable systems, Taino Caribe, Rioja, TPC-4 and TAT-12/13.

     At December 31, 1999 the Company had 7,834 international long distance circuits in service, including 1,050 leased circuits which are not operated by CANTV. Of the Company's international circuits in service, 73.7% were provided through submarine cable, 17.0% were provided via satellite and 9.3% were provided through microwave links. The Company has two international digital switches that are both located in Caracas.

     Revenues from international telephone services are primarily derived from
(i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls which are carried on their networks once outside of Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside of Venezuela and carried through the Company's network once in Venezuela.

     The Company's international traffic, which is measured in call minutes in both the outgoing and incoming directions, is shown in the table below for the years 1995 through 1999:

                                      International Service Usage
---------------------------------------------------------------------------------------------------------------
                                                         Outgoing Traffic
                  Outgoing Traffic                          per Average     Incoming Traffic       Ratio of
                    (millions of                            Access Line       (millions of        Incoming to
    Year              minutes)       Outgoing % Growth       (minutes)          minutes)       Outgoing Traffic
 -----------      ---------------    -----------------    -------------      ---------------   ----------------
      1995            128.5               (9.1)               55.2              189.5               1.47
      1996            140.3                9.2                57.5              221.7               1.58
      1997            152.6                8.8                58.7              279.1               1.82
      1998            165.6                8.5                62.3              302.2               1.83
      1999            162.6               (1.8)               62.5              311.9               1.91

     Total outgoing traffic declined by 9.1% during 1995, due to adverse economic conditions in Venezuela, and then increased by 9.2% in 1996, 8.8% in 1997 and 8.5% in 1998, due in part to the Company's pricing strategy of reducing real rates. In 1999, outgoing traffic decreased 1.8% due to Venezuela's recession. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers.

     The Concession signed in 1991 provided for rate rebalancing to allow the Company to eliminate the subsidy provided by its long distance services to its basic rent for residential customers and thereby has gradually permitted the Company to offer more competitive pricing for its international long distance services as the Company approaches the opening of the markets to competition in November 2000. The Agreement reached by CONATEL and CANTV in January 2000 sets the rate for outgoing international long distance calls at a weighted average rate of US$0.7437 per minute. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

     In 1999, 47 direct routes to 37 countries accounted for approximately 97% of the Company's international traffic. Transit centers in the United States, Italy, Canada, France, Curacao and Spain, which provide for indirect routing of international calls to 189 countries, accounted for the remaining 3% of traffic. The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which accounted for approximately 63.6% of its 1999 international traffic.

     The following table sets forth the number of minutes of international long distance calls in each specified category, and as a percentage of total international long distance call minutes, for 1995 through 1999:

                                                   Year Ended December 31,
                           ---------------------------------------------------------------------
                                 1995           1996          1997          1998          1999
                           --------------   -----------   -----------   -----------   ----------
                                                       (millions of minutes)
Outgoing international
 long distance minutes:
North America                 59.7  18.8%   69.6  19.2%   81.2  18.8%   88.1  18.8%   78.8  16.6%
South America                 29.8   9.4%   31.2   8.6%   30.1   7.0%   29.7   6.4%   36.7   7.7%
Europe                        25.4   8.0%   25.0   6.9%   26.4   6.1%   34.6   7.4%   34.8   7.3%
Others                        13.6   4.3%   14.5   4.1%   14.9   3.5%   13.2   2.8%   12.3   2.7%
                             -----  ----   -----  ----   -----  ----   -----  ----   -----  ----
 Total                       128.5  40.5%  140.3  38.8%  152.6  35.4%  165.6  35.4%  162.6  34.3%
                             =====  ====   =====  ====   =====  ====   =====  ====   =====  ====

Incoming international
 long distance minutes:
North America                122.9  38.6%  155.8  43.1%  197.9  45.8%  225.8  48.3%  222.9  47.0%
South America                 23.9   7.5%   22.9   6.3%   29.4   6.8%   30.1   6.4%   34.0   7.2%
Europe                        26.6   8.4%   28.0   7.7%   36.5   8.5%   32.0   6.8%   40.8   8.6%
Others                        16.1   5.0%   15.0   4.1%   15.3   3.5%   14.3   3.1%   14.2   2.9%
                             -----  ----   -----  ----   -----  ----   -----  ----   -----  ----
 Total                       189.5  59.5%  221.7  61.2%  279.1  64.6%  302.2  64.6%  311.9  65.7%
                             =====  ====   =====  ====   =====  ====   =====  ====   =====  ====

Wireless Services

     As of December 31, 1999, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communications services in areas that covered approximately 70.3% of Venezuela's population. Movilnet provides these services pursuant to a cellular concession (the "Cellular Concession") which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the then bolivar equivalent of approximately US$82 million. Pursuant to the Cellular Concession, Movilnet is required to pay 10% of its gross revenues to CONATEL.

     The following chart provides information regarding the growth of Movilnet's subscriber base and traffic from 1995 to 1999:

                                                                       Year Ended December 31,
                                        -----------------------------------------------------------------------------------
                                             1995             1996             1997               1998              1999
                                        ------------     -----------     --------------     -------------     -------------

Number of Subscribers:
Postpaid                                     169,758         208,656            279,011           371,347           314,933
Prepaid                                           --           4,999             95,864           267,760           866,340
                                        ------------     -----------     --------------     -------------     -------------
Total                                        169,758         213,655            374,875           639,107         1,181,273
                                        ============     ===========     ==============     =============     =============

Traffic (in thousands of minutes) (1)        225,001         433,667            563,901           945,811         1,324,220
Penetration (2)                                  0.8%            1.0%               1.6%              2.8%              4.9%
----------------------------------------

(1)  Billed minutes excluding night, weekend, and free minutes.
(2)  Customers as a percentage of total population.

     Wireless services are the Company's fastest growing business. As of December 31, 1999, Movilnet served 1,181,273 customers, which represented an estimated market share of approximately 38%. The number of customers served by Movilnet has increased by a compound annual growth rate of

62.4% from December 31, 1995 through December 31, 1999. Although Movilnet has experienced rapid growth of its customer base, the Company believes that there exists unsatisfied demand for wireless services in Venezuela. The Company markets its wireless services through a network of agents and the Company's commercial offices.

     Wireless services postpaid customers are charged an activation fee, a basic monthly service fee, special fees and usage fees on a per-minute basis. Prepaid customers are charged mainly for usage fees on a per-minute basis. Movilnet operates on a "calling party pays" system under which customers are charged only for calls they originate with the exception of roaming charges to customers receiving calls from other than a Movilnet client outside his home area. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers primarily from its interconnection agreement with CANTV.

     Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, national and international roaming, and Mobile Data Solutions using Cellular Digital Package Data ("CDPD") technology. During 1999 Movilnet launched a number of new services and products which include wireless data transmission ("Movidata"), value-added services such as "Moviltext" which is a general information center and a variety of prepaid cards specific to varied customer needs in the various segments of its market.

     The Company continues to invest in its wireless business to increase network coverage, efficiency, capacity and service quality. Movilnet is developing CDPD applications that support its positioning for migration into more advanced data services. Movilnet has installed TDMA digital technology, including switches and cell sites, in Caracas and is installing TDMA digital technology in the rest of its service areas, with plans to further expand its digital network during 2000. Movilnet currently provides wireless services utilizing Ericsson switching equipment and radio base stations ("RBS"). This equipment allows for a relatively easy conversion to a digital network. The Company believes that digital technology will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. At December 31, 1999, Movilnet's digitalization level was approximately 60.7% of its voice paths capacity, including approximately 77.1% of its RBS and 7 of its 9 mobile switching centers. In addition, approximately 97% of its customer base handsets are digitalized as of December 31, 1999.

Other Telecommunications-Related Services

     The Company provides various telecommunications-related services that extend beyond basic telephone service and wireless services, including data transmission, directory information services and value-added services including Internet access. In addition, the Company currently provides free of charge to its customers, time information, trouble/repair reporting, directory assistance and other operator and emergency services.

Data Transmission

     The Company's data transmission services are provided through high-capacity private links, which at December 31, 1999 consisted of approximately 39,000, circuits serving approximately 2,000 private line customers. As part of its strategy with respect to large corporate customers, the Company is implementing VPN technology and intends to encourage its private line customers to use VPN services. VPN technology should enable the Company to provide higher quality dedicated services while improving efficiency by increasing utilization of the network. There are other data transmission service providers in the market.
The Company had an estimated market share of approximately 74% as of

December 31, 1999 compared to a similar market share at December 31, 1998. In February 2000, CANTV introduced Asymmetrical Digital Subscriber Line technology
(ADSL). This technology allows simultaneous voice and data traffic on the same line.

Value-Added Services

    The Company offers an array of value-added services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and pay 800 services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, "web page" hosting, enhanced fax service, audio text, 900 service in the greater Caracas metropolitan area, inside wire maintenance service, data transmission services, computer network management, professional services including outsourcing of telecommunications networks and other intelligent network and data capabilities, all of which lead to higher usage of the Company's network. During 1999, the Company launched "CANTV Mundo," an international prepaid card that allows customers to place long distance international calls to and from Venezuela and any other country. The Company aims to capture the largest share of the market for value-added services by utilizing its existing telecommunications resources and leveraging its relationships with the Participants in the Consortium.

Internet Access

     The Company provides Internet access service through its wholly-owned subsidiary, CANTV Servicios. CANTV Servicios provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV Servicios is among the two largest Internet service providers in Venezuela, serving approximately 86,600 subscribers at December 31, 1999, with an estimated market share of approximately 39%. In addition to Internet access, subscribers may choose from an array of products such as web hosting, web creation, Intranet development and fax over Internet protocol ("FoIP").

     Through various initiatives, CANTV Servicios is rapidly becoming one of the most sophisticated Internet service providers in the region. In the first quarter of 1999, CANTV Servicios signed an agreement with Microsoft MCIS Technologies for the provision of advanced services to accelerate CANTV Servicios' response capacity and to allow for faster product implementation. During 1999, CANTV Servicios expanded its international broadband capacity from 24 Mbps (megabits per second) to 67 Mbps. Access to this capacity is provided through Frame Relay and dedicated lines. This advanced technology facilitates multimedia applications. It will also result in increased data transmission via incoming and outgoing traffic. The availability of satellite capacity is maintained for redundancy.

     The Company also plans to launch a prepaid card for Internet access and to strongly support e-commerce and e-media strategies. During 1999, the Company also launched "plaza.cantv.net," its virtual portal, which provides access to e-commerce. CANTV Servicios and Movilnet are joining efforts to aggressively develop the IP/wireless market. During 1999, the Internet operation was certified by GTE Internetworking after verification of some 300 key measurement and performance criteria. This certification acknowledges that CANTV Servicios operates a secure and reliable IP service platform, which is important in gaining customer confidence and promoting electronic commerce in the future.

     CANTV Servicios provides its services pursuant to a value-added concession (the "Value-Added Concession"). See "-- Regulatory Framework -- Additional Concessions." The Value-Added Concession has a term of 10 years from October 5, 1995, and is renewable for another 10-year term. The Value-

Added Concession is one of 68 concessions granted by CONATEL to providers of value-added services, including Internet-related services.

Directory Information Services

     The Company provides telephone directory information services through its 80%-owned subsidiary Compania Anonima Venezolana de Guias ("Caveguias") (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguias publishes telephone directories ("White Pages") and business directories ("Yellow Pages"). It also operates an Internet portal that provides on-line access to the Company's directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. This portal is among the ten top Venezuelan portals. Caveguias derives revenues from sales of advertising space in its printed directories and from sales of information from its database and electronic dissemination of information. Advertisers in the Company's printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguias currently competes with all other major media suppliers in the sale of advertising.

Business Segments

     Segment information for the Company's two main business segments, wireline and wireless services, is set forth in Note 27(e) to the Audited Financial Statements.

Rates

     The following table sets forth information regarding the average rates charged by the Company (expressed in constant bolivars at December 31, 1999) for local and domestic long distance service, international long distance service, public telephone service and wireless services for the years ended December 31, 1997, 1998 and 1999. Despite the requirements under the Concession allowing for quarterly adjustments to rates, CANTV's rates were last permitted to be increased in accordance with the terms of the Concession effective April 30, 1999. Movilnet's rates were last adjusted effective November 15, 1999. Following negotiations with the Government, an agreement was reached between CANTV and CONATEL (the "Agreement") in January 2000 relating to new rate structures for regulated services for the year 2000. The Agreement also provides for rebalancing levels as well as service level commitments in 2000. Under the Agreement CANTV was permitted to implement new rates effective March 23, 2000 and will be allowed to further adjust rates effective June 16, 2000.
No agreement or methodology for determining rates has been established beyond 2000. See "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

                                                                    Year Ended December 31,
                                                        -----------------------------------------------------
                                                             1997                1998              1999
                                                        ---------------     ---------------   ---------------
Installation:
 Residential                                                 49,593              44,193            43,977
 Non-Residential                                             56,664              50,648            48,676
Subscription:
 Residential                                                 81,627              70,899           65, 909
 Non-Residential                                            285,633             228,969           213,785
Monthly rent charge:
 Residential (1)                                              4,728               5,719             6,275
 Non-Residential                                             16,840              15,620            15,059
Local usage (per minute):
 Residential (1)                                                 17                  17                18
 Non-Residential                                                 24                  23                25
Domestic long distance (per minute) (2):
 Residential                                                    172                 111               111
 Non-Residential                                                221                 139               136
International long distance (per minute) (3):                 1,540               1,065               870
Public telephone service:
 Local call (4)                                                  30                  16                18
 Domestic long distance (2)                                     182                 121               118
Wireless telephone service
    Postpaid (5):
     Activation fee                                          45,806               9,090               699
     Basic monthly service fee                               28,512              23,297            25,118
     Usage:
      Peak hour (per minute)                                    247                 219               211
      Off-peak hour (per minute)                                162                 147               155
    Prepaid (6):
     Peak hour (per minute)                                    N.A.                N.A.              270
     Off-peak hour (per minute)                                N.A.                N.A.              160

_____________________

(1) Weighted average of three plans offered by the Company. Represents charges for usage in excess of free minutes.
(2) Weighted average per minute rates.

(3) Weighted average per minute rates. International long distance rates do not vary between residential and non-residential customers.
(4) Represents charge for a three-minute call as of December 31, 1997. In April 1998, CANTV changed its tariff structure to bill all public telephone calls at a flat per minute charge. The rates as of December 31, 1998 and 1999, represent the per minute charge.
(5) Weighted average of thirteen postpaid tariff plans offered by Movilnet.
(6) Weighted average of two prepaid tariff plans offered by Movilnet.

     The Company's revenues from local and domestic long distance telephone service consist of installation and subscription charges for new lines, monthly line rental charges, usage charges and equipment sales. All domestic traffic is measured and billed based on duration and, in the case of domestic long distance calls, the time of day the call was made and, until recently, its destination. The number of impulses counted during each call measures the duration of local calls. A local call impulse is generated every 60 seconds. Rates for each category of local and domestic long distance revenues differ for residential and non-residential customers. During the year ended December 31, 1999, CANTV offered three residential plans. As of December 31, 1999, the Basic Plan had the lowest monthly rate, included 60 free local minutes per month and charged relatively higher rates for additional local call minutes. The Intermediate Plan had a higher monthly rate, included 100 free local minutes per month and lower rates for additional local call minutes. The Premium Plan had the highest monthly rate, included 150 free local minutes per month and the lowest rates for additional local call minutes.

     The Agreement recently finalized by CANTV and CONATEL increases the number of permitted plan offerings from three to seven and reduces the number of free minutes to 40, 65 and 90 minutes from the 60, 100 and 150 minutes established in the old basic, intermediate and premium plans. The four additional plans include a special plan for Internet users and a wireline prepaid plan. The Agreement provides for a single domestic long distance weighted average rate of approximately US$0.1875 per minute. The Agreement advances the rebalancing process by reducing the international long distance rates by a weighted average of 35%. The Agreement allows for a 23% increase in public telephone rates. CANTV introduced the four new plans permitted by the Agreement and implemented the changes required by the Agreement effective March 23, 2000. Additional tariff adjustments are permitted effective June 16, 2000. These price adjustments will help to reduce subsidies to local services consistent with the price rebalancing contemplated in the Company's Concession, while bringing prices more in line with general industry benchmarks. The rebalancing is not expected to have a material effect on total Company revenues based on current usage patterns.

     In the fourth quarter of 1998, CANTV launched Extended Local Area Service ("EAS") in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and elasticity. The Company's fourth quarter 1998 tariff increase included an additional 11% nominal rate increase, 4.6% in real terms, in local usage rates to compensate for the introduction of EAS. See "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

     Revenues from international telephone services are primarily derived from receipts from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls which are carried on their networks once outside of Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside of Venezuela and carried through the Company's network once in Venezuela. The Company charges its customers for outgoing international long distance calls based on the destination country, duration and time of day of the call and whether the call is direct-dial or operator assisted (station-to-station or person-to-person). International long distance rates do not vary between residential and non-residential customers. Payments to and receipts from international operators for incoming and outgoing calls are made and received pursuant to bilateral agreements between the Company and foreign telecommunications administrations or private carriers under the auspices of the International Telecommunications Union. The agreements govern the rates of payment by the Company to the foreign carriers for the use of their facilities in connecting international calls billed in Venezuela, and by the foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The currency and rates of payment under such agreements are negotiated with each foreign carrier. Such settlement agreements generally require that outgoing traffic be routed among foreign carriers in the same proportion as those operators that carry incoming traffic to Venezuela. The practice among carriers is for payments due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier in the country in which the call is billed. Settlements among carriers are normally made monthly approximately six months in arrears on a net basis. In each of the past several years, the Company received settlement payments from foreign carriers in excess of payments made to such carriers. See "-- Regulatory Framework -- Regulation and Concession -- Rate Regime."

     Users of public telephones in Venezuela pay for calls based on the duration and destination of the call. Through the first quarter of 1998, local calls from public telephones were charged to the user based upon a fixed rate for the first three minutes and a slightly higher rate for each minute thereafter. In April 1998, CANTV changed its tariff structure to bill all public telephone calls at a flat per minute charge. Domestic and international long distance calls from public telephones are charged based upon the time of day, the duration of the call and the long distance impulse frequency tables at the non-residential rate. Public telephones, which are available to make international long distance calls, are located in strategic places such as tourist and high traffic areas.

     Wireless postpaid subscribers are charged an activation fee, a basic monthly service fee, special service fees and usage fees on a per-minute basis, in excess of a monthly free allowance, depending on whether the call is made during "peak" hours or "off-peak" hours. Movilnet offers its postpaid customers 13 service plans, which vary in terms of price and services. Prepaid customers are charged for per-minute usage only based on the number of minutes purchased on prepaid cards. The Company currently sells prepaid cards in Bs. 12,000 and Bs. 20,000 denominations. Usage charges are based on a "calling party pays" principle under which Movilnet's customers are charged only for calls, which they originate. Roaming charges are applied to customers receiving calls from persons who are not Movilnet customers whose calls originate outside the receiving party's home area. Movilnet charges CANTV an access fee for calls terminating on Movilnet's wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV's network. This access fee structure also applies to competing cellular service providers.

Billing

     Since privatization, the Company has substantially improved its billing and collection systems by, among other things, providing detailed bills, issuing bills on a more timely basis, offering credit card/debit card and bank draft payment options and significantly expanding the number of payment booths. Bolivar denominated bills are sent to subscribers monthly. Large corporate clients may choose to receive their invoices in digital CD-ROM format.

     During 1998, the Company identified and aggressively addressed an uncollectible accounts receivable problem arising primarily from a deterioration in the Venezuelan macroeconomic environment and weaknesses in the Company's collection and credit policies. In response, the Company took decisive actions and developed and launched an aggressive collection program that included a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. CANTV also made personnel changes and provided intensive training to all collections personnel. To further avoid collection problems in the future, procedures have also been put in place to minimize the risk of providing service to customers with poor credit history. During 1999, the Company continued to implement process improvements as well as its strict collection policies resulting in improved collections.

     The Company's new collections policies include a call to customers just prior to and again shortly after the payment due date. Customer lines are temporarily disconnected when a bill becomes 15 days overdue and, if the bill is not settled after 60 days, the line is permanently removed. During 1999, CANTV made approximately over 3.0 million temporary disconnections and permanently removed approximately 453,900 customer lines due to nonpayment. CANTV charges a reconnection fee to the temporarily disconnected customers. Revenues from the reconnection charge was Bs. 15.0 billion for residential customers and Bs. 5.0 billion for non-residential customers for the year ended December 31, 1999. The Company also charges 12% per annum on overdue amounts from non-Government customers. The permanently removed lines are being aggressively reassigned to new customers on the basis of credit history checks.

     At December 31, 1999, the average number of days that CANTV receivables remained outstanding was approximately 60 days for all customers except Government entities, compared to 65 days at December 31, 1998. During 1999, the Company changed the methodology used to calculate the average number of days that receivables remained outstanding to the "Average Billing Method" from the "Countback Method." The new methodology consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by thirty. The "Countback Method" calculates the average number of days that receivables remained outstanding by subtracting the monthly billing from the receivable balance. The Company's provision for uncollectibles represents 5.9% and 13.2% of total operating revenues at December 31, 1999 and 1998, respectively.

     The average number of days that receivables remained outstanding for Government entities was approximately 427 days at December 31, 1999 compared to 344 days at December 31, 1998. Accounts receivable from Government entities increased 20.5% during the year to Bs. 121.2 billion at December 31, 1999 from Bs. 100.6 billion at December 31, 1998. The Company believes that these increases primarily result from budget cuts applied to Government entities. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of financial instruments for the purpose of paying certain outstanding obligations including those related to the utilization of telephone services. The amount of bonds permitted to be issued for payment of debts owed CANTV under such legislation totaled Bs. 63.2 billion. The Government has stated, but not committed, that it plans to issue such bonds by July 30, 2000. The Company still faces uncertainty regarding the timing of collections from Government entities.

Competition

     Under the Concession, the Company is to be the exclusive provider of switched, fixed, local, domestic and international telephone services in Venezuela until November 27, 2000 except in certain circumstances. Beginning on November 27, 2000, however, the Concession permits direct competition for these services. In addition, the Concession permits the Ministry to grant concessions for basic telephone services to third parties prior to November 27, 2000 in certain circumstances. See "-- Regulatory Framework -- Regulation and the Concession -- Competitive Framework." Since December 1996, the Ministry has exercised its authority under this provision to grant concessions to three companies to provide multi-services, except domestic and international long distance services. The Government has also announced plans to auction a second basic telephone license. The Company is unable to determine the intended timing of such an auction or the timing of the commencement of operations by a second provider of basic telephone services. See "-- Regulatory Framework --Regulation and the Concession -- Competitive Framework."

     Several entities are competing with the Company in particular areas of its business. The Company faces competition from companies providing data transmission services to large corporate customers and companies providing leased private line networks. The Company also faces competition in wireless services from Telcel, which is majority-owned by BellSouth Corporation. Telcel began its operations one year earlier than Movilnet. The Company estimates that Telcel's market share was approximately 58% at December 31, 1997, 60% at December 31, 1998 and 62% at December 31, 1999.

     In December 1996, Infonet Redes de Informacion C.A. ("Infonet") was granted a rural concession to provide multi-services, except national and international long distance services, in eight western states of Venezuela. In January 1998, two additional companies were granted multi-services concessions. Corporacion Digitel C.A. ("Digitel") was granted a concession to provide services in seven central states and Consorcio Elca, C.A. ("Elca") was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services in rural areas and have also expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV. The Company also faces competition in certain value-added services.

    The Company, like most Latin American telephone companies, competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and "call-back" services (despite call-back services being illegal in Venezuela). As in many other countries, the cost of local telephone service in Venezuela has historically been subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. As a result, alternative international service providers are currently able to offer significant price advantages to the Company's tariffs for certain routes. The Company believes that these tariff advantages should be reduced as the Company rebalances its tariffs. The Agreement recently signed between CONATEL and CANTV provides for a significant rebalancing between long distance tariffs and local tariffs. See "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

    During 1999, CONATEL announced plans to auction an additional cellular or local multipoint distribution service ("LDMS") concession. CONATEL has indicated that it estimates that this concession will be granted during 2000. However, the Company is unable to predict when the auction for this concession will take place.

    Beginning November 27, 2000, the Company's fixed local and domestic and international long distance services will be open to competition. The new Government administration in Venezuela has also announced its willingness to negotiate an early opening of the telecommunications industry subject to previous agreement with the Company, specifically in Vargas State which was affected by the December 1999 floods. However, the regulatory framework necessary to regulate services once competition is allowed to commence is still in progress.

    Competition in services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. Currently the Venezuelan Telecommunications market is composed of one integrated service provider, namely CANTV; wireless service providers, such as Movilnet, Telcel and Digitel; wireless fixed service providers, such as Digitel, Infonet and Elca; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; Internet service providers ("ISP", such as CANTV Servicios, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and Cable TV operators, such as SuperCable, Cabletel and Intercable, including Direct TV via satellite transmissions. As November 2000 approaches, these existing telecommunications service providers may have established customer relationships, as well as other capabilities and resources to expand their current service offerings. The Government may decide to extend the concession of any of these companies to include other telecommunications services. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers.

     The scope of increased competition and the identity of any new entrants, and any corresponding adverse effect on the Company's results, will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions at the time competition is permitted and applicable Venezuelan regulations, as well as the effectiveness of the Company's efforts to prepare for increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services position it to operate effectively in a competitive environment.

Year 2000

     The Company successfully completed transition from 1999 to 2000.  See "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Conversion."

Corporate Image

     The Company promotes its image through advertisements based on nationwide campaigns via television, radio and print media. During 1999, these campaigns were designed to communicate the improvements made by the Company during these eight years of private administration. During 1999, the Company ran mass media campaigns directed towards its segmented market to stimulate demand for its services and products. Customer satisfaction surveys conducted by independent third parties indicated that approximately 88.2% and 83.2% of the public was satisfied with CANTV's residential and non-residential service, respectively, as of December 31, 1999 compared to 84.4% and 80.7%, respectively, at December 31, 1995.

Employees

     The Company is one of the largest private employers in Venezuela. At December 31, 1999, the Company had 14,769 employees, down from 20,523 at December 31, 1995. The number of non-CANTV employees of the Company increased slightly in 1999 compared to 1998 due to new employees hired to support the rapid growth of the Company's wireless and Internet businesses. However, the total number of employees dropped 6% in 1999 compared to 1998. In 1999, the average length of service was 9.9 years. CANTV had 218 access lines in service per employee at December 31, 1999 compared to 124 at December 31, 1995. The Company plans to continue to seek to reduce its total number of employees and believes that this goal will be accomplished through natural attrition, special voluntary retirement programs offering financial incentives and the elimination of certain positions due to technological efficiencies.

     At December 31, 1999, approximately 40.8% of CANTV's employees were members of one of the 28 unions which deal directly with the Company or through Federacion de Trabajadores de Telecomunicaciones de Venezuela ("FETRATEL"), compared to approximately 99.9% at privatization. Since privatization, the Company has experienced work stoppages from time to time of various durations and levels of participation. These work stoppages have not had a material effect on the Company's results of operations. The most recent stoppage occurred in connection with contract negotiations when approximately 1,500 of CANTV's workers undertook a 23-day strike in March 1997. In April 1997, the Government suspended the strike and convened an arbitration panel to establish a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a new bargaining agreement valid through June 17, 2001. This agreement contains various innovative provisions including variable compensation based on the operational performance of the Company. The agreement also established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit sharing increased from 110 days to 120 days, and the vacation bonus increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for postretirement benefits to 23 years for employees covered after June 1997. The possibility to select between a lump-sum benefit payment instead of the benefits derived from the retirement program was also established by this agreement.

     The new, collective bargaining agreement ensures job security to those employees who have worked for the Company at least 30 months and were hired between the period June 18, 1997 and September 3, 1999. New workers enjoy job security after 120 months of service. Positions may be terminated for just cause. Venezuelan law requires that employers pay a severance package to those employees terminated for just cause. Effective June 19, 1997, the Venezuelan Congress enacted a partial amendment to the labor law regarding employee severance benefits. Under the new system the retroactive payment was eliminated and double severance payments applicable to those workers who are dismissed without just cause were limited. See Note 4(j) to the Audited Financial Statements.

     CANTV has three pension plans: a normal, a deferred and a special plan.
The normal pension plan is available to workers meeting certain age and/or service criteria. The deferred pension plan is applicable to those workers that the Company retains beyond the time of normal retirement. The special pension plan is available to certain workers who have completed at least 20 years of service (14 years for people employed as of June 23, 1995) and who CANTV dismisses without just cause. The Company also provides various other benefits to its employees.

     The Caldera administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the "Pension Reform"). This law will become effective on January 1, 2001 per Decree 426 published on October 26, 1999. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on approximately 12% of each employee's salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of this salary amount for each employee, with each employee contributing the remaining 25%. These pension contributions will be required to be deposited in private pension funds established under the Pension Reform. The Pension Reform may be amended by the new administration before its effective date.

     In connection with the privatization of CANTV in 1991, the Government, through the Venezuelan Investment Fund, transferred 110 million of the Company's Class C shares, representing 11% of the equity share capital of CANTV, to certain employee trusts ("Employee Trusts"). Eligible employees and retirees were offered the right to purchase up to 100 million Class C Shares from the Employee Trusts pursuant to a stock purchase program by paying nominal Bs.
286.0488 per Class C Share in full in cash or through a non-interest bearing installment payment plan through salary deductions over a period of up to 12 years. The Company does not finance or administer the acquisition of shares by employees. Any balance due at the end of such period not paid by salary deductions or pension payment deductions is forgiven, provided that all previous installment payments have been made. The proceeds from the sale of such Class C Shares, after deduction of any fees, dividends or distributions, are paid to the Venezuelan Investment Fund.

     Based upon the number of Class D Shares that were sold in the Initial Public Offering, the Venezuelan Investment Fund announced its intention to offer New Class C Shares, representing 9% of the equity share capital of CANTV, for subscription by employees and retirees of CANTV at the bolivar equivalent of one seventh of the price per ADS in the Initial Public Offering. In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a stock purchase program ("Stock Purchase Program") established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million New Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on employee base salary and length of employment at August 1996, with no employee eligible for more than 15,000 New Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the New Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 installment plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the New Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the New Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder's unpaid balance of the New Class C Shares.

     As part of a share repurchase program initially authorized by the Company on November 16, 1999, Class C shareholders may from time to time be offered the opportunity to sell shares purchased by them from the Government. See "Item 4. Control of Registrant."

                              REGULATORY FRAMEWORK

Regulation and the Concession

General

     The Company's business and the rates it charges for telephone services are governed by the Ley de Telecomunicaciones de Venezuela (the "Telecommunications Law") and the Regulaciones de Telecomunicaciones de Venezuela (the "Telecommunications Regulations"), the Concession, the Cellular Concession, the Value-Added Concession and, most recently, by the Agreement reached between CANTV and CONATEL in January 2000 and later signed on February 21. The Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. The Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) (the "Ministry") is the Government entity principally responsible for overseeing telecommunications services in Venezuela and has delegated supervision and control of the telecommunications sector to Comision Nacional de Telecomunicaciones ("CONATEL"), an independent regulatory body under its jurisdiction. CONATEL was created by presidential decree in September 1991 (the "CONATEL Decree"). The CONATEL Decree provides that CONATEL has the authority to plan, manage, regulate and supervise telecommunications services in Venezuela. The CONATEL Decree further provides that CONATEL shall promote telecommunications investment and technological innovation in Venezuela.

     CONATEL has the authority to review and approve CANTV's tariffs, expansion and modernization plans, to inspect CANTV's equipment and properties, as well as its accounting and other records and to impose sanctions, including forfeiture of the Concession, for violations of the Telecommunications Law, the Telecommunications Regulations and the Concession. Under the Concession, CANTV is required to provide CONATEL with information necessary for monitoring CANTV. Among other things, CANTV is required to report annually to CONATEL on the status of various services under the Concession, including CANTV's compliance with network expansion, modernization and quality improvement requirements.

     Under the Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services such as the Company must operate under concessions granted by the Government, which acts through the Ministry. The Concession, granted to CANTV in October 1991, and amended in November 1991, has an initial term of 35 years and, subject to the approval of the Ministry and the satisfactory performance by CANTV of its obligations under the Concession, may be extended for an additional 20 years. The Concession provides that CANTV is to be the exclusive provider of switched, fixed local, national and international telephone services, existing or to exist in accordance with technological advances in telephony throughout Venezuela until November 27, 2000, except in limited circumstances. See "-- Competitive Framework."

     CONATEL has informally announced that it expects the National Assembly to approve a new Telecommunications Law (the "New Telecommunications Law") during the second quarter of 2000. The primary objectives of the New Telecommunications Law are to establish a new competitive regulatory framework, foster efficiency and fair competition among telecommunications service providers, develop and modernize the telecommunications systems, and at the same time obtain and establish universal service objectives. The New Telecommunications Law in the form currently being considered would, if adopted, respect all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provide for the deregulation of tariffs and an equitable fiscal regime.

     The New Telecommunications Law, in the form currently being considered, would also establish an independent and technically competent administrative agency to regulate the telecommunications sector. The New Telecommunications Law would consider telecommunications to be an economic activity that affects the public interest. Under the New Telecommunications Law, telecommunication services would be offered on a competitive basis and would include a requirement for universal and public service obligations to be shared by telecommunications service providers. The New Telecommunications Law would also adopt a new tax regime applicable to all telecommunication service providers on the basis of annual earnings. The new taxes, which would replace the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services, would be as follows: a 2.5% activity tax, a 0.5% tax to cover CONATEL's activities, a maximum 0.5% tax for spectrum allocation, a 1% tax to create a Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition to the taxes previously described, cellular providers would be subject to a supplemental tax starting at 4.5% of annual earnings in the year 2000 and decreasing by 1% per annum up to 2005 after which time the supplemental tax would be eliminated.

     The New Telecommunications Law, in the form currently being considered, includes provisions which would provide for mandatory interconnections with charges based on costs to stimulate the commencement of effective competition, eliminate cross subsidies and to promote self-regulation of the sector. It also contemplates rights of way guarantees, number portability and operator pre-subscription. The New Telecommunications Law provides for the creation of a universal service fund and a research and training fund. According to statements made by CONATEL, new operators providing basic services would not be required to pay a concession fee in order to compete with CANTV starting November 27, 2000 when the monopoly of the basic telephone service, national long distance and international long distance ends.

    In January 2000, CANTV entered into an agreement with CONATEL in respect of the rate structures and service levels through 2000 (the "Agreement"). The Agreement supersedes the Concession with respect to subject matter specifically referred to therein and the Concession continues to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement controls. See "-- The 2000 Agreement." The framework for regulating the telecommunications industry in Venezuela following the opening of basic services to competition in November 2000 has not been established and no framework has been agreed upon or proposed for the setting of new rates. CANTV is unable to predict the timing and nature of rate charges that may be allowed in the future.

    The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concludes a mandated eighth year review required under the Concession and resolves the differences outstanding between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retains for the Company the most significant rights provided for under the Concession. The Agreement includes: (i) a significant rebalancing between long distance tariffs and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to a US$80 maximum; (v) delinking of the tariff approval process to compliance with quality and service mandates; and (vi)

CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government meets the terms and obligations pursuant to the Agreement.

Network Expansion, Modernization and Quality Improvement Requirements

     The Concession has required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones, each year until the year 2000. In accordance with the Concession, the Company has filed with CONATEL certain network expansion and modernization plans: annual plans, a plan through 2000 and a fifteen-year plan. Each annual plan has been subject to CONATEL's approval. The Company's plans have incorporated its expansion and modernization proposals for national, regional and city network build-outs. The plans have been on a principle of uniform growth for all regions in the country. Compliance with the approved plans and mandates has been required by the Concession. See "-- Assignment, Extension and Termination of the Concession."

     The economic forecasts developed and relied upon in 1991 on which the nine year Concession mandates were originally based assumed, among other things, substantial growth of Venezuela's gross domestic product. Since 1992, the Venezuelan economy began to experience a downturn, which has continued throughout subsequent years. As a result of this constant downturn in the economy, the Company experienced a decrease in the rate of demand for telephone lines and, in certain of its service areas, had more available facilities than demand from persons able to afford telephone service. Pursuant to a proposal submitted by the Company, on September 9, 1996, the Ministry adopted a resolution to reduce the Company's expansion mandates for 1996 through 2000.

    Under the Agreement reached in January 2000, quality and service mandates have been substantially modified, including the elimination of the mandatory access line expansion requirements and an agreement by the Company to ensure that 80% of its lines are digitalized by December 31, 2000. The Agreement establishes that the fulfillment by the Company of its quality and service mandates is not a condition to the Company's right to obtain tariff adjustments.

    The quality and service mandates under the Agreement require the Company to achieve a network efficiency equal to 96.5% for local service, 95.5% for domestic long distance service and 96.5% for international long distance service. The access mandate under the Agreement requires that the average installation period be not greater than 67 days and that pending orders over 30 days must represent less than 82% of pending orders. Under the Agreement, operator response is required to be no more than 5 seconds for repair requests, 8 seconds for domestic long distance service, 20 seconds for information requests and 20 seconds for international long distance service. Billing performance under the Agreement is required to be 99.5% accurate and 95% of billings must be completed within less than 45 days for domestic long distance and international long distance outgoing calls. Also, no billing of international long distance service is allowed after 110 days other than when other international carriers are used.

    Under the Agreement, CANTV and CONATEL have agreed to develop measures and corresponding quality and service level mandates for certain services where specific mandates are not currently provided in the Agreement. The Agreement contemplates that these matters were to be agreed upon during the first quarter of 2000. Some of the measures to be developed include: (i) customer satisfaction, (ii) time to complete a call, (iii) access to service in areas where CANTV does not currently provide services, (iv) repair requirements, (v) billing effectiveness and (vi) operator service. To develop the customer satisfaction measure, the Agreement contemplates that both CANTV and CONATEL will designate an expert to jointly develop a customer satisfaction survey from which a customer satisfaction mandate would be developed. The time to complete a call refers to the time that passes between the moment that the last digit is dialed and the answer tone is received. The Agreement contemplates that CANTV and CONATEL would perform measurements during the first quarter of 2000, and using these actual results, agree on the establishment of a new annual measurement including an allowed monthly deviation. The Agreement also contemplates that service access in areas where CANTV does not currently provide services will be measured based on the percentage of pending service orders in those areas as of December 31, 1999. In the event that CANTV is unable to provide service to these areas, other operators will be allowed to offer their services as long as they use comparable technology to CANTV's. The Agreement contemplates that both CANTV and CONATEL would also perform several operators service measurements during the first quarter of the year and develop a new annual measurement including an allowed monthly deviation. CONATEL retained inspection rights during the first quarter of 2000 to survey and adjust, as needed, these quality measures. The studies contemplated by the Agreement have commenced and are still in progress as of the end of the first quarter of 2000.

     The following table sets forth CANTV's actual expansion, modernization and quality improvement results through 1999:

                                         1995        1996        1997        1998        1999
                                       (Actual)    (Actual)    (Actual)    (Actual)    (Actual)
-----------------------------------------------------------------------------------------------
Expansion and modernization:
New digital lines for expansion          99,072     247,226     171,844     148,285          --
Modernization of lines                   55,260      30,530      41,000      82,000      87,620
Total lines for expansion and
 modernization                          154,332     277,756     212,844     230,285      87,620
Total public telephones (1)              57,266      56,409      70,012      75,097      80,033
Total lines installed (2)             2,956,788   3,208,977   3,403,521   3,551,706   3,546,538
Quality improvement:
Dial tone delay (3)                        98.9%       99.1%       99.0%       99.2%       99.3%
Call completion (4)
 Local                                     58.8%       62.9%       64.3%       67.3%       68.7%
 Domestic long distance                    46.3%       51.6%       52.5%       55.6%       57.5%
 International long distance               52.1%       48.6%       49.9%       60.7%       60.3%
Operator assistance (seconds):
 Domestic long distance                     4.2         3.9         4.1         3.5         2.1
 Directory assistance (5)                   4.6         4.9         4.0        N.A.         3.9
 International long distance                4.5         4.4         3.3         3.6         2.4
 Repair answer (6)                          3.9         4.6         3.8         4.5         3.4
Trouble reports and repair time:
 Trouble reports per 100 lines (7)          3.6         3.7         3.5         3.0         2.5
 Repaired in 24 hours                      42.0%       53.0%       60.5%       68.8%       70.7%
 Repaired in 48 hours                      60.0%       80.0%       83.9%       89.9%       89.6%
 Repaired in 72 hours                      74.0%       90.0%       92.7%       93.1%       91.7%
Installation interval
 (within-days) (8)                          N.A.        N.A         N.A.        N.A.        N.A.
Billing:
 Accuracy (with error)                      0.9%        0.9%        0.8%        0.5%        1.0%
 Time from providing service
 to bill (days) (9)                          31          19          21          22          19

Customer satisfaction
 (percent satisfied) (10):
 Public telephones                         85.8%       80.4%       70.1%       69.6%       72.3%
 Residential                               84.4%       87.7%       89.8%       91.5%       88.2%
 Non-residential                           80.7%       90.2%       88.2%       88.5%       83.2%

_____________________________

(1) In 1996, CANTV performed an inventory of public telephones and determined that the number of public telephone lines in service was 8,591 less than the number indicated in its records at that time. No adjustment has been made to the number of public phone data prior to 1996.
(2) Does not reflect decreases or increases resulting from the relocation or retirement of analog lines.
(3) Percentage of initiated calls that received dial tone within 3 seconds during the busiest hour of the day.
(4) Percentage of completed calls, which were appropriately dialed and connected.
(5) Statistics for 1998 are not available due to problems experienced in connection with the upgrade and testing of the Company's new directory assistance platform in Caracas and Barquisimeto. The Company has formally notified CONATEL of the problems encountered and inability to measure compliance with the mandate.
(6) Average time in seconds for repair operators to answer customer calls reporting problems with their telephones.
(7) Monthly reported failures divided by number of lines in service at month-end, multiplied by 100. In 1999, the Company installed a mechanized repair tracking system, which improved its ability to identify trouble reports and repair times.
(8) Percentage of service requests completed. The standard for measurement was never agreed with CONATEL and accordingly no statistics are available.
(9) Days from the moment when the call is made to the billing day, per 100 bills.
(10)  As measured by customer opinion surveys conducted by third parties.

     The Company did not meet certain Concession mandates relating to call completion rates in 1998 and 1999 due to the Concession's definition of an uncompleted call. Under the Concession, a call was not completed if a line was busy or a person did not answer. Under the Agreement all calls are considered completed unless there is a technical failure. In 1998, the Company failed to meet the Concession's customer satisfaction requirement for users of public telephones. The Company is developing with CONATEL an objective measure of customer satisfaction for users of public telephones such as the percentage of public telephones in service. Since 1995, the Company has failed to meet the Concession's requirement that new lines be installed within a specified number of days from request. The Company also failed to meet certain repair time requirements under the Concession in 1994 through 1997. In 1998 and 1999 the Company met all repair time requirements. In addition, in 1994 the Company failed to satisfy the billing statement improvement mandate of the Concession, as well as certain provisions dealing with treatment of third party equipment providers. As a result of a 1996 inventory of public telephones, the Company determined that the number of public telephone lines in service was 8,591 less than the number in its records at June 30, 1996. Due to this shortfall, the Company only had 52,031 public telephone lines installed at December 31, 1996, representing just over 80% of the Concession's requirement of 65,000.

     The failure by the Company to meet the Concession's mandates may result in sanctions, including the possible imposition of fines of up to a maximum amount of 1% of CANTV's billings and, if the failure exceeds 20% of the relevant requirement, revocation of the Concession. The Agreement establishes that if CONATEL detects noncompliance with the established quality and service mandates, it must notify CANTV which in turn must present a corrective plan within fifteen days after receiving formal notification and correct the noncompliance within the following quarter unless otherwise justified to CONATEL. Failure to comply with the corrective plan may lead to a penalty equivalent to 50% of the basic rent charged affected customers in the most recent month and must be credited directly to the customers' accounts within the next two months. The penalty will be calculated for each parameter or measurement per line per month that has not been complied with. CONATEL will also verify compliance with annual goals. See "-- Assignment, Extension and Termination of the Concession."

Rate Regime

     Prior to January 2000, when CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession. The Concession had provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the Wholesale Price Index. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second preceding quarter. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

     The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the more commonly accepted Consumer Price Index which, at times, significantly exceeded the rate of inflation as measured by the Wholesale Price Index. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases, or did not approve the full tariff increases allowed by the Concession's price-cap mechanism. In other cases the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long-distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. Most recently, CANTV was unable to obtain approval to increase its tariffs as stipulated in the Concession following CANTV's rate increase effective April 30, 1999.

     The following table sets forth the increases in the Consumer Price Index, the Wholesale Price Index and the Company's tariffs based upon this price-cap mechanism from 1995 through 1999:

                                                            % Increase
                                   --------------------------------------------------------------
                                                                                   CANTV's
                                        Consumer             Wholesale             Weighted
  Year                                 Price Index          Price Index         Average Tariffs
---------                          -----------------    -----------------    --------------------
  1995                                    56.6                 43.6                  61.6
  1996                                   103.2                105.8                  89.0
  1997                                    37.6                 17.3                  25.5
  1998                                    29.9                 23.3                  12.3
  1999                                    20.0                 13.6                   8.1

     In addition to the price-cap mechanism, the Concession contemplated the implementation of a rate rebalancing program designed to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers. The program was intended to permit CANTV to offer competitive pricing for its international and domestic long distance services by the end of the year 2000. The Concession contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994.

     Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Ministry, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long-distance services were allowed to be reduced through the year 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in January 2000 allows CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. See "-- The 2000 Agreement." The tariffs as stipulated in the Agreement and detailed below substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See "--The 2000 Agreement."

     In 1998, CANTV negotiated the implementation of its EAS program with CONATEL and in the fourth quarter of 1998, the Company successfully launched EAS in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenue to the local service category that is less vulnerable to competition and elasticity. The Company's fourth quarter 1998 tariff increase included as additional 11% nominal rate increase, 4.6% in real terms, to compensate for the introduction of EAS.

     In January 2000, CONATEL and the Company entered into the Agreement, allowing CANTV to increase rates in 2000. The first tariff increase became effective March 23, 2000 and the second tariff increase is expected to become effective on June 16, 2000. See "--The 2000 Agreement."

The 2000 Agreement

     Under the Agreement entered into by CANTV and CONATEL in January 2000 and signed on February 21, CANTV was permitted to make an initial adjustment to its tariffs effective March 23, 2000 and is permitted to make a second adjustment effective June 16, 2000. The Agreement provides that the tariff levels permitted under the Agreement will be effective until November 27, 2000. Prior to that date, CANTV and CONATEL must reach an agreement regarding the rates, which will be applicable after November 27, 2000. If no agreement has been reached by November 27, 2000, the rates provided for in the Agreement will apply until year-end.

     The following table sets forth information regarding the Company's rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from April 30, 1999 through March 22, 2000, effective from March 23, 2000 through June 15, 2000 and as projected effective from June 16, 2000 under the Agreement. The projected tariffs assume that no extraordinary adjustments are required under the Agreement based on deviations in the U.S. dollar/bolivar exchange rate from the projected rates set forth in the Agreement.

                                              Previous Tariffs            Current Tariffs               Projected Tariffs
                                               Effective from             Effective from            Effective from June 16,
                                               April 30, 1999         March 23, 2000 through               2000 (1)
                                           through March 22, 2000            June 15,
                                                   (1)                       2000 (1)
                                        ---------------------------------------------------------------------------------------
Residential Service
Installation
  Primary line                                      41,448.21                  43,746.46                46,294.73      (2)
  Secondary line                                    11,629.18                  12,861.37                13,610.55      (2)
Subscription
  With equipment                                    63,392.55                  67,982.66                71,942.68      (2)
  Without equipment                                 42,107.55                  44,442.36                47,031.15      (2)
Monthly Rent
  Primary line
      Plans A, B and C                               5,783.92                   6,432.55                 6,806.42      (2)
      Plan D                                             N.A.                  13,404.20                13,404.20      (3)
      Plan E                                             N.A.                  18,095.67                18,095.67      (3)
      Plan F                                             N.A.                  40,212.60                42,555.00      (2)
  Secondary line                                       326.33                     360.91                   360.91      (2)
Local usage (per minute) (4)
      Plans A, B, and C (5)                             17.17                      22.23                    23.53      (2)
      Plan D                                             N.A.                      18.77                    18.77      (3)
      Plan E                                             N.A.                      17.09                    17.09      (3)
      Plan F                                             N.A.                       6.70                     7.09      (2)
      Wireline Prepaid                                   N.A.                      60.32                    63.83      (2)
Non-residential Services
------------------------
Installation
  Primary line                                      45,330.30                  47,373.32                50,132.84      (2)
  Secondary line                                    14,336.57                  15,855.63                16,779.22      (2)
Subscription
  With equipment                                   201,020.00                 110,990.51               117,455.75      (2)
  Without equipment                                179,735.00                  87,450.21                92,544.22      (2)
Monthly rent
  Primary line                                      14,027.53                  14,074.41                14,894.25      (2)
  Secondary line                                     1,574.87                   1,741.74                 1,843.20      (2)
  Local usage (per minute) (6)                          23.00                      25.07                    26.53      (2)
Domestic Long Distance (7)
--------------------------
  Residential and non-residential                      117.91                     118.99                   118.99      (2)
International Long Distance (7)                        781.37                     523.85                   523.85      (2)
-------------------------------
Public Telephone Service (7)
----------------------------
  Local Call                                            17.08                      20.91                    22.13      (2)
  Domestic Long Distance                               109.06                     118.98                   118.98      (2)
  Premium                                                N.A.                      42.22                    44.68      (2)

----------------------------------------
(1)  In nominal bolivars.
(2) These tariffs are subject to extraordinary adjustment under the Agreement based on deviations in the U.S. dollar/bolivar exchange rate from the agreed projected rates set forth in the Agreement. The tariffs shown assume no such adjustment.
(3) CANTV is permitted to modify plans D and E and create new plans subject to a maximum monthly rent of US$80.
(4)  Figures represent usage in excess of free minutes.
(5)  Weighted average of the plans A, B and C offered by CANTV.
(6)  Non-residential customers do not receive free impulses.
(7)  Charge per minute.

The following table sets forth information concerning the Company's rates for wireless services since November 15, 1999:

                                        Tariff effective from
                                          November 15, 1999
                                      -----------------------
Wireless Telephone Service
--------------------------
Postpaid (1)
Activation fee                                    --
 Basic monthly service fee                    26,945
 Usage
   Peak hour (per minute)                        202
   Off-peak hour (per minute)                    169
Prepaid (2)
 Peak hour (per minute)                          335
 Off-peak hour (per minute)                      110
---------------------------------

(1) Weighted average of 13 plans offered by Movilnet effective November 15, 1999.
(2) Weighted average of 2 plans offered by Movilnet effective November 15, 1999.


     The Agreement was entered into by CANTV and CONATEL following CONATEL's denial of the tariff increase permitted under the Concession following CANTV's last tariff increase under the Concession effective April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession's price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession's service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believes that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General of the Republic. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for twelve other countries. As set forth in the letter of understanding, the experts would present their recommendations to CANTV and CONATEL who would then jointly reach an agreement. Following receipt of the recommendation of experts, which were nonbinding, both entities entered into the Agreement, which provides for revised tariffs. The Agreement also provides for new service quality mandates and establishes that compliance with these mandates is not a precondition to the approval of tariff increases. See "-- Network Expansion, Modernization and Quality Improvement Requirements."

     The Agreement introduces seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers will be switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers will be able to switch twice without cost among calling plans within one year. The new plans, on average, increase the tariffs of the plans they are replacing by 11% and also call for a reduction of free minutes. Free minutes are reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes included in the old plans. The Agreement introduces a prepaid plan for clients with lower purchasing power. The prepaid plan provides attractive tariffs established at a minimum of Bs. 10,000 for two months and Bs. 60.32 charge per minute on local usage. A new premium public telephony plan will be available in hotels and higher income level areas.

The new tariffs also include a special plan for Internet users with basic rent at Bs. 40,220, per month, 2,500 free minutes, and a charge per minute on local usage, which decreases as volume increases.

     Tariffs on Plans D and E may be modified by CANTV without the authorization or approval of CONATEL up to a maximum monthly basic rent of US$80. The only requirement is to publish changes during three consecutive days in two national papers at least a month before their effective application. CANTV may also offer additional plans, but in no instance may the basic rent exceed US$80.

     The Agreement advances the rebalancing process, between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates are decreased in some cases by 68%, depending on the country. Domestic long distance rates are combined into one nationwide plan with a weighted average of US$0.1875 per minute.

     The Agreement provides for an extraordinary adjustment mechanism for certain of CANTV's tariffs in the event that actual exchange rates, as defined on the Agreement, deviate materially from the agreed projected exchange rates set forth in the Agreement. Under the Agreement, the variance between projected exchange rates and actual exchange rates is measured at the end of each month. If the variance in exchange rates is less than 2.5%, the agreed tariffs will be maintained. If the variance in exchange rates is greater than 2.5% but less than 7.5%, the Agreement allows CANTV to adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment in certain cases of 5%. In the event that actual exchange rates deviate in excess of 7.5% from the projected rates contemplated in the Agreement, CANTV and CONATEL have agreed to review the Agreement in order to reach a new agreement as to the applicable level of tariffs. The Agreement sets forth agreed projected exchange rates measured at the end of each month. The agreed projected exchange rate at November 30, 2000 is Bs. 729.00 per US$1.00. CONATEL must authorize and approve all extraordinary adjustments. If the bolivar were to devalue significantly at rates greater than the ones contemplated in the Agreement, the inability of the Company to raise its tariffs could result in an adverse effect on the Company's financial condition and results of operations.

     The Agreement allows CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations.

     The framework for regulating the telecommunications industry in Venezuela following the opening of basic services to competition in November 2000 has not been established and no framework has been agreed upon or proposed for the setting of new rates. CANTV is unable to predict the timing and nature of rate changes that may be allowed in the future.

Competitive Framework

     The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of telecommunications services. The Concession provides that CANTV has the right to provide switched, fixed telephone services in accordance with technological advances in basic telephony, local, national and international, on an exclusive basis until November 27, 2000, except in limited circumstances. The Ministry may grant concessions for basic telephone services to third parties before November 27, 2000 to (i) serve population centers with 5,000 or fewer inhabitants if CANTV is not providing telephone services in such areas and does not contemplate doing so and (ii) serve population centers with more than 5,000 inhabitants if CANTV has not installed an automatic switching center within a specified period or the Ministry determines that CANTV has materially failed to meet the Concession's network expansion, modernization or service quality terms for two consecutive years, and believes that such action would markedly improve the existing situation.

     Since December 1996, the Ministry has exercised its authority under this provision to grant multi-services concessions to three companies, except for domestic and international long distance services. These concessions were awarded to Infonet in eight western states of Venezuela, to Digitel in seven central states and to Elca in six eastern states. These concessions limit the winning concessionaires' ability to provide basic telephone services to rural areas where CANTV does not operate. However, these concessions allow the concessionaires to provide wireless services in the geographic areas established in their respective concessions. A number of difficult interpretive issues arise under these concessions over the scope of basic telephone services that are allowed and the areas where competition is permitted. Infonet and Digitel have started operations and have installed Global System for Mobile Communications ("GSM") digital fixed wireless and cellular services in rural areas. Both have also expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV. Elca is in the process of starting operations. The Concession also contemplates that the Government will permit competition by the granting of other concessions in non-basic telecommunications services, including packet-switched data transmission, public telephones, telex services, rural services, private telecommunications networks and value-added services.

     CANTV is required to permit the direct or indirect interconnection with the basic telephone network of certain telecommunications services networks authorized by the Ministry except for private telephone line interconnections, which require the approval of CONATEL. The Concession and the Telecommunications Regulations allow the Company to receive a reasonable profit margin and a subsidy for local telephone service in its interconnection charges. The subsidy is expected to disappear with the entrance of competition.

     CONATEL has informally announced that it expects the National Assembly to approve a new Telecommunications Law (the "New Telecommunications Law") during the second quarter of 2000. Among the primary objectives of the New Telecommunications Law are to provide an up-to-date regulatory framework for the newly open telecommunications sector and offer customers the benefits of a competitive environment. The current draft of the New Telecommunications Law would, if adopted, respect all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provide for the deregulation of tariffs and an equitable fiscal regime. The New Telecommunications Law, in the form currently being considered, would also establish a technically competent administrative agency to regulate the telecommunications sector. The New Telecommunications Law would consider telecommunications to be an economic activity that affects the public interest. Under the New Telecommunications Law, telecommunication services would be offered on a competitive basis and would include a requirement for universal and public service obligations to be shared by telecommunications service providers.

     The New Telecommunications Law would also adopt a new tax regime applicable to all telecommunication service providers on the basis of annual earnings. These taxes would replaced the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See "-- Concession Fee."

     The current draft of the New Telecommunications Law would, if adopted, include provisions that would provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross subsidies and promote self-regulation of the sector. It also contemplates rights of way guarantees, number portability and operator pre-subscription. The New

Telecommunications Law provides for the creation of a universal fund, a public service fund and a research and training fund. According to statements made by CONATEL, new operators providing basic services would not be required to pay a concession fee in order to compete with CANTV starting November 27, 2000 when the monopoly of the basic telephone service, national long distance and international long distance ends.

     CONATEL has informally indicated that it currently plans to divide the currently regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three-service areas. CONATEL expects that in November 2000, competition in the telecommunications sector will, at least, be comprised of CANTV, Telcel and certain cable companies.

     CONATEL has, on several occasions, announced plans to auction an additional cellular or local multipoint distribution service ("LDMS") concession. The Company is unable to predict the timing when such a concession will be granted.

Concession Fee

     The Concession requires that CANTV pay the Government and CONATEL, respectively, an annual tax and an annual concession fee equal to 5% and 0.5%, respectively, of the billings for all basic switched telephone services and other telephone services provided by CANTV. In December 1998, the Company reached an agreement with CONATEL over payments due from the Company for the years 1991 through 1996. The Company then paid all outstanding amounts owed to CONATEL in full.

     The proposed law provides for taxes calculated on the basis of annual earnings to be paid to the Government as follows: a 2.5% activity tax, a 0.5% tax to cover CONATEL's activities, a 0.5% tax for spectrum allocation, 1% to create the Universal Service Fund and 0.5% to create the telecommunications Training and Development Fund. These taxes would replace the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. In addition to the taxes previously described, cellular providers would be subject to a supplemental tax starting at 4.5% of annual earnings in the year 2000 and decreasing 1% per annum up to 2005 when the supplemental tax will be eliminated. These proposed taxes would, if adopted, be effective on January 1, 2001.

Assignment, Extension and Termination of the Concession

     The Concession provides that, without the prior authorization of CONATEL, CANTV may not transfer or assign, in whole or in part, the concession granted thereby or the obligation to fulfill such concession. It further provides that the control of CANTV may not be assigned or transferred without the approval of the Ministry. In case of war, rebellion or other circumstances constituting a serious threat to national defense and security, the Government may replace CANTV as the holder of the Concession and take possession of the assets, equipment, facilities and accounting records of CANTV. In such an event, the Government is required to restore all assets, equipment, facilities and records at the end of the period during which such circumstances occurred and provide CANTV compensation for those damages imputable to the Government for which CANTV could demonstrate as having resulted directly from such action.

     The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without the prior authorization of the Ministry, (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition, (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry's authorization, (iv) the failure to pay the concession fee or annual taxes specified in the Concession, (v) the liquidation or bankruptcy of CANTV, (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession and (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Ministry. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV's revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

     Upon any termination of the Concession, all of CANTV's real estate, equipment, structures and facilities assets allocated to the rendering of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets without depreciation or amortization as recorded on the books used by CANTV for income tax purposes. The gross and depreciated values of CANTV's assets at December 31, 1999 on such basis, was approximately Bs. 711.9 billion and Bs. 526.7 billion, respectively.

     In addition to revocation, CONATEL has the power to impose sanctions on CANTV for certain violations of the Concession. Sanctions may include public censure or a fine of up to a maximum amount of 1% of CANTV's billings for the most recent fiscal year for which audited financial statements are available. Violations that may lead to sanctions, in addition to those mentioned above for termination, include (i) failure to give customers equal treatment, (ii) assignment or transfer of goods and equipment used in telecommunications services without prior authorization of the Ministry, (iii) failure to prevent unauthorized installations of equipment that result in damage to the telecommunications network, (iv) installation of faulty, obsolete or unauthorized telecommunications equipment, (v) performance of unauthorized telecommunications services, (vi) charges to customers in excess of the approved tariffs, (vii) obstruction of inspections ordered by CONATEL, (viii) violation of the labor law or the applicable union contract and (ix) failure to present or comply with a proper numbering plan.

Surety Bond

     The Company has delivered, as required by the Concession, a surety bond to the Government to guarantee the performance of its obligations under the Concession. The bond must be renewed every two years during the term of the Concession, including any extensions thereof.

Other

     The Concession also requires that CANTV implement a public telephony program in population centers having 5,000 or fewer inhabitants without telephone service, including providing for the annual installation of at least one public telephone in each of at least twenty such population centers. The Telecommunications Regulations require that the Company annually publish printed telephone directories that include all non-private customer listings, that the directories are made available annually to all telephone service customers and that a classified directory is provided.

Additional Concessions

     The Cellular Concession was granted to Movilnet in May 1992 and has an initial term of 20 years. Subject to certain conditions, the Cellular Concession is renewable for another 20-year term. The Cellular Concession gives Movilnet the right to interconnect with CANTV's basic network and requires the payment to CONATEL of an annual concession fee equal to 10% of billings. The Cellular Concession requires that Movilnet expand and digitalize the cellular network, improve the quality and productivity of cellular services when technically, materially and economically feasible as well as provide certain rural, public and emergency services. Compliance with the requirements of the Cellular Concession is monitored by CONATEL. Movilnet expects to exceed demand and quality of service requirements mandated by the Cellular Concession and all non-market-based Cellular Concession obligations such as rural service, emergency service and public phone service.

     Movilnet may set the tariffs it charges its customers for wireless services within minimum and maximum limits set by CONATEL. Within such limits, the Company may create different tariff plans, including incentives and promotional programs. In December 1998, new rate limits were established by CONATEL, pursuant to a request by the wireless operators.

     Pursuant to regulations relating to the operation of cellular telephony, CANTV and Movilnet must operate separately. Each company must maintain independent personnel, management, accounting and marketing departments, among other requirements.

     The majority of the Company's value-added services are provided directly by the Company's wholly-owned subsidiary, CANTV Servicios. Incorporated in 1994, CANTV Servicios is a full Internet Service Provider. Under a concession to provide value-added services, CANTV Servicios also offers fax and voice-mail with alert messages to pagers and cellular telephones, enhanced fax, computer network management and professional services including outsourcing of telecommunications networks. The Value-Added Concession was recently expanded to include Virtual Private Networks, access to Extranets and Internets, electronic banking, video conferencing and fax over Internet Protocol ("FoIP").

     In accordance with the Concession, services provided pursuant to the Cellular and Value-Added Concessions may not be subsidized by CANTV.


Item 2. Description of Property

     The Company's property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 1999 the Company's fixed assets were comprised of network facilities (81.7%), buildings and facilities (9.6%), other support assets (7.7%) and construction work in process (1.0%).

     Prior to the privatization, certain municipalities granted land to the Company in order to facilitate the provision of telephone services in their respective communities. In many cases, no formal documentation was prepared for the transfer of title to the Company of such land. Since privatization, defects with respect to a substantial number of titles have been favorably resolved. In other cases, the Company is in discussions with the municipalities to resolve these title issues. The Company expects that these negotiations will be favorably resolved. At the present time, there are no legal proceedings involving such properties.


Item 3. Legal Proceedings

     The Company is involved in numerous administrative and judicial proceedings. The majority of these proceedings have been filed by former employees requesting additional severance benefits. Based on the opinion of its external legal counsel handling these proceedings, management considers that a substantial number of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 1999 for all such matters. There are no legal pending proceedings, other than ordinary routine litigation incidental to the Company's business, which are material to the Company.

     During 1998, the Company was advised of a legal claim filed by Manufacturas Plasticas Telefonicas, C.A. ("Maplatex"), for breach of contract by CANTV in connection with a telephone equipment supply contract claiming damages totaling Bs. 26.6 billion. In June 1999, the judicial proceeding was closed. The parties agreed to settle their dispute pursuant to a settlement agreement under which CANTV agreed to pay Maplatex Bs. 1.9 billion (expressed in billions of constant bolivars at June 30, 1999). See Note 19(c) to the Audited Financial Statements.


Item 4.    Control of Registrant

  Until December 1991, CANTV operated under the control of the Government which owned 100% of the equity share capital. In December 1991, the Government, through the Venezuelan Investment Fund, sold 40% of the equity share capital of CANTV to VenWorld for approximately US$1.885 billion, and provided for the transfer of 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold additional 348,100,000 shares in an Initial Public Offering. The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV as of December 31, 1999:

                                                                                    At December 31, 1999
                                                                     -----------------------------------------------
                                                                            Number of
                                                                             Shares                    Ownership
                                                     Class               (in thousands)               Percentage
                                               ---------------       --------------------       --------------------
VenWorld                                               A                     400,000                   40.05%
Venezuelan Investment Fund (1)                         B                      51,900                    5.20%
Company employees and retirees (1)(2)                  C                     130,185                   13.03%
GTE (3)(4)                                             D                      32,946                    3.30%
Others (4)                                             D                     383,739                   38.42%

______________________________

(1) In August 1998, the Venezuelan Investment Fund transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2)  Class C Shares held directly or through the Employee Trusts.
(3) GTE, acting through its indirect wholly-owned subsidiary, GTE Venezuelan Telephone Incorporated, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately US$190 million, in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, GTE exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by Banco Mercantil, C.A., S.A.C.A., (Banco Universal) Fiduciary. At December 31, 1999, GTE owns ADSs representing an aggregate of 32,945,829 Class D Shares, and owns 57.8% of the equity share capital of, and controls, VenWorld.
(4) Includes Class D Shares held by Citibank, N.A. as depositary for American Depositary Receipts of CANTV, each of which represents seven Class D Shares.

    VenWorld is a company organized under the laws of Venezuela and established by a private consortium of companies, through wholly-owned subsidiaries, led by GTE (57.8%), and including Telefonica Venezuelan Holding B.V. (16.0%), Inversiones Inextel, C.A. (originally, Electricidad de

Caracas) (16.0%), Banco Mercantil, C.A., S.A.C.A., (Banco Universal) Fiduciary (originally, Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A.) (5.2%), and AT&T Venezuela Holding Ltd. (5.0%).

    The Employee Trusts were established to facilitate the sale of Class C Shares pursuant to a stock purchase program established for certain employees and retirees of the Company.

    In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a stock purchase program ("Stock Purchase Program") established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million New Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on employee base salary and length of employment at August 1996, with no employee eligible for more than 15,000 New Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the New Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 installment plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the New Class C Shares purchased will begin, provided that an established percentage of the Class C shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the New Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder's unpaid balance of the New Class C Shares.

     On November 16, 1999 an extraordinary shareholders' assembly authorized a share repurchase program for up to 50,000,000 of CANTV's outstanding Class D Shares. On March 31, 2000 an extraordinary shareholders' assembly authorized a new share repurchase program for the period April 1, 2000 to September 30, 2000. The outstanding shares repurchased pursuant to these programs will be canceled. The Company intends to spend approximately Bs. 97,387 (US$150 million) on these programs subject to market conditions. The Capital Markets Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum volume of shares. In order to comply with these local regulations, the 1999 repurchase program specified a maximum repurchase price of Bs. 3,696 per share or up to US$40 per ADS and a maximum volume of up to 5% of the outstanding shares. The 2000 repurchase program specifies a maximum purchase price of Bs. 4,871 per share or up to US$50 per ADS and a maximum volume of up to 5% of the outstanding shares (when combined with shares repurchased under the 1999 repurchase program). As part of the share repurchase program originally authorized by the Company in 1999, Class C shareholders were permitted to offer for sale to the Company a portion of the shares purchased either at the time of privatization (11%) or at the Initial Public Offering (9%) during the period from February 25, 2000, through March 14, 2000. During this time period, shareholders offered over 28 million Class C Shares to the Company. The number of Class C Shares that will be repurchased and the time frame to finalize the transaction, will be established by a technical committee appointed by the Board of Directors on January 28, 2000.
See Note 15 to the Audited Financial Statements.

     As of December 31, 1999, CANTV had acquired 1,229,900 of the outstanding shares at a weighted average price of Bs. 2,177 per share, equivalent US$23.50 per ADS, based on exchange rates at December 31, 1999. Through March 31, 2000, the Company had acquired an aggregate of 19,635,000 of the outstanding shares at a weighted average price of Bs. 2,826 per share, equivalent to US$29.53, based on exchange rates at March 31, 2000.

Item 5.    Nature of Trading Market

     Following the Initial Public Offering of the Company's Class D Shares on November 22, 1996, the Company's Class D stock began trading on the Caracas Stock Exchange, the smaller Maracaibo Stock Exchange, and Electronic Stock Exchange in Venezuela. Following the Initial Public Offering, American Depositary Shares ("ADSs"), each representing 7 Class D Shares, began trading on the New York Stock Exchange. Citibank N.A. is acting as depositary in connection with the ADSs.

     The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

                                                             Caracas Stock Exchange
---------------------------------------------------------------------------------------------------------------------
                                         High                           Low                          Average
                                        (Bs.)                          (Bs.)                     Trading Volume
                            ---------------------------    ---------------------------    ---------------------------
1998
 1st quarter                            3,185.00                       2,300.00                        260,912
 2nd quarter                            3,130.00                       1,900.00                        106,491
 3rd quarter                            2,200.00                         880.00                         74,502
 4th quarter                            1,900.00                       1,141.00                         68,642

1999
 1st quarter                            1,600.00                       1,200.00                         85,913
 2nd quarter                            2,640.00                       1,400.00                        202,325
 3rd quarter                            2,505.00                       1,700.00                        128,568
 4th quarter                            2,501.00                       1,935.00                        103,066

2000
 1st quarter                            2,213.00                       3,620.00                        176,815

     The table sets forth, for the periods indicated, the reported high and low sale prices for the ADSs on the New York Stock Exchange:

                                               New York Stock Exchange
---------------------------------------------------------------------------------------------------------------------
                                         High                           Low                          Average
                                        (Bs.)                          (Bs.)                     Trading Volume
                            ---------------------------    ---------------------------    ---------------------------
1998
 1st quarter                            42-15/16                         31-3/4                        459,990
 2nd quarter                                  42                         23-3/4                        450,786
 3rd quarter                              27-3/4                         10-1/8                        584,023
 4th quarter                                  21                         13-3/8                        435,357

1999
 1st quarter                              18-1/5                         14-3/4                        211,431
 2nd quarter                                  31                             17                        311,789
 3rd quarter                                  28                       19-15/16                        197,453
 4th quarter                             27-3/16                         21-3/4                        225,023
2000
 1st quarter                                  39                        24-3/16                        298,324

     As of December 31, 1999 the Company estimates that the number of beneficial holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was approximately 17,525, representing approximately 89.7% of total Class D Shares outstanding.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

     There are currently no restrictions under Venezuelan law on export or import of capital including foreign exchange controls, restrictions on payments or remittance of dividends. However, due to

Venezuela's macroeconomic condition, the Government has imposed exchange controls on foreign exchange transactions and fixed the exchange rate during certain periods.

     On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, forced the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by American Depositary Shares, American Depositary Receipts, Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996. Since July 1996, the Central Bank of Venezuela has intervened to maintain the exchange rate between 7.5% above and 7.5% below the reference rate. The reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar at December 31, 1999 and Bs. 714.00 per U.S. dollar at March 31, 2000.


Item 7.  Taxation

Venezuelan Tax Considerations

     The following summarizes the principal Venezuelan tax consequences under present law of the purchase, ownership and disposition of ADSs and Class D Shares and receipt of dividends thereon by persons (including corporations) who are non-residents of Venezuela. This summary is based on current Venezuelan tax law and is for general information only.

     As used herein, the term "non-resident of Venezuela" generally refers to a natural person who is not physically present in Venezuela for more than 180 days during the calendar year and a legal entity that neither is organized under Venezuelan law nor maintains a registered branch in Venezuela. If a legal entity has an office in Venezuela, that office may be subject to taxation in Venezuela. In general, as more fully discussed below, capital gains and dividends paid to the Depository with respect to Class D Shares underlying the ADSs will be treated as foreign source income not subject to taxation in Venezuela. Capital gains and dividends with respect to Class D Shares held by persons other than the Depository who are non-residents in Venezuela will be subject to taxation in Venezuela as Venezuelan source income.

Taxation of Dividends

     Dividends paid by CANTV with respect to Class D Shares will not be subject to Venezuelan Income tax or withholding tax with respect to dividends arising out of earnings and profits for periods prior to December 31, 2000. Any dividends arising out of either accumulated or current earnings and profits for periods closing after January 1, 2001 paid to the Depositary with respect to Class D Shares underlying the ADSs (whether in cash or stock) will be treated as foreign source income on return (rendimiento) of the ADSs not subject to Venezuelan taxation or income tax withholding. Any dividends arising out of either accumulated or current earnings and profits for periods closing after January 1, 2001 and paid in cash with respect to Class D Shares held by a person other than by the Depositary will be subject to a withholding tax at the rate of 34% at the time of payment of the dividend to the shareholder except as may be provided in an applicable tax treaty. Subject to any applicable tax treaty, any such dividends arising out of either accumulated earnings and profits or current earnings and profits for periods closing after January 1, 2001 and paid in stock with respect to Class D Shares held by a person other than by the Depositary will be subject to withholding at the rate of 34%, at the time that such stock is disposed of by the shareholder. Generally speaking except as otherwise provided in an applicable income tax treaty, the term "dividend" for holders of Class D Shares other than the Depositary means any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which accumulated earnings and profits exceeds net taxable income of such corporate entity for financial and tax periods of corporate entities closing after January 1, 2001. Under the conventions for the avoidance of double taxation with respect to taxes on income and capital executed by Venezuela with other countries, the term "dividend" usually means any distribution of property made by a corporation to its shareholders out of either accumulated earnings and profits or current earnings and profits.

Disposition of ADSs

     Gains from the sale or other disposition of ADSs and exchanges of ADSs for Class D Shares generally will not be subject to Venezuelan income tax or withholding regardless of the location where such transactions occur. As described more fully below, however, a disposition of Class D Shares effected through a Venezuelan stock exchange (which would include a disposition by a broker on behalf of an ADS holder) generally will be subject to a 1% withholding tax on the gross amount realized from the sale.

Disposition of Class D Shares

     Generally speaking, except as otherwise provided by an applicable tax treaty, gains from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be subject to Venezuelan income tax at a maximum rate of 34% of gross proceeds or at the rates set forth under the relevant tax treaty. Upon sale or other disposition (other than through a Venezuelan stock exchange) the buyer will be required to withhold taxes at rates of up to 5% of the gross proceeds or at the rate set forth in the relevant convention for the avoidance of double taxation with respect to taxes on income and capital. Holders of Class D Shares will be required to file a Venezuelan income tax return, and such holders may claim a refund for amounts withheld in excess of income tax due with respect to such gains. Sales of Class D Shares effected through a Venezuelan stock exchange will only be subject to withholding tax at a flat rate of 1% on the seller's gross amount realized from the sale. Holders of Class D Shares are not required to file a Venezuelan tax return with respect to such sales.

     The amount of gain from the sale or other disposition of Class D Shares (or rights to subscribe for Class D Shares) other than through a Venezuelan stock exchange, is the excess of the amount realized by the holder over the holder's tax basis in such Class D Shares (or rights to subscribe for Class D Shares) sold or otherwise disposed of. In general, a holder's tax basis in a Class D Share will be the holder's cost of acquisition, and a holder's basis in a share received upon exercise of a right to subscribe for a Class D Share is the sum of the exercise price paid and the tax basis in such right. If a Class D Share was received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

Dividend Indebtedness Vouchers

     The distribution by CANTV of dividend indebtedness vouchers and the payment by CANTV of the principal amount of such vouchers are not subject to Venezuelan income tax or withholding until after December 31, 2000. The distribution by CANTV of dividend indebtedness vouchers with respect to dividends accrued after December 31, 2001 paid to the Depositary will not be subject to income tax in Venezuela because such income will be treated as income from foreign sources with respect to ADSs. However, the distribution by CANTV of dividend indebtedness vouchers with respect to dividends accrued after December 31, 2001 paid to persons other than the Depositary that hold Class D Shares will be subject to withholding of income tax at the rate of 34% at the time the vouchers are issued. Such taxes are calculated on the excess of accounting profits over the net taxable income as indicated above.

     Generally, interest paid by CANTV on the vouchers paid to the Depositary are not subject to taxation in Venezuela or to income tax withholding because such income will be treated as foreign source income with respect to ADSs. However, interest paid by CANTV on the vouchers to a person other than the Depositary that hold Class D Shares is subject to Venezuelan income tax at the ordinary tax rates and generally is subject to withholding at a net rate of 32.3% for non-residents. Gains from the sale or other disposition of a voucher made by the Depositary is not subject to taxation in Venezuela because such income will be treated as from a foreign source with respect to ADSs. However, gains from the sale or other disposition of a voucher by a person other than the Depositary that holds Class D Shares calculated as the excess of the proceeds of the sale over the principal amount of the voucher, will be subject to Venezuelan income tax at a maximum rate of 34% but will not be subject to withholding. The tax treatment of interest income and gains from the disposition of a voucher by a non-resident other than Depositary with respect to ADSs in Venezuela may vary if the recipient of the interest or the seller of the voucher is a resident of a country which has entered into a tax treaty with Venezuela.

     Non-residents other than the Depositary with respect to the ADSs receiving interest or realizing gain from the sale or other disposition of vouchers generally are required to comply with the ordinary annual income tax filing requirements for residents doing business in Venezuela.

Inheritance and Gift Tax

     The acquisition of ADSs through inheritance or gift by a resident or a non-resident of Venezuela from a non-resident of Venezuela is not subject to Venezuelan inheritance and gift taxes. The acquisition of ADSs through inheritance or gift from a resident of Venezuela is subject to Venezuelan inheritance and gift taxes. Venezuelan inheritance and gift tax rates are graduated and vary according to the family relationship of the recipient to the decedent or the donor; closer relatives are subject to lower rates.

     The acquisition of Class D Shares (or rights to acquire Class D Shares) through inheritance or gift is subject to Venezuelan inheritance and gift tax, regardless of the residence of the decedent or donor. The rate of Venezuelan inheritance or gift tax imposed on a transfer generally depends on the value of the devise or gift and on the relationship of the recipient to the decedent or donor. The beneficiary of an inheritance is responsible for the payment of the inheritance tax. The donor and the donee are jointly and severally responsible for the payment of the gift tax.

Other Taxes

     There are no Venezuelan stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class D Shares (or rights to subscribe for Class D Shares). Other than the taxes discussed above, no other Venezuelan transfer taxes are applicable to the transfer of ADSs or Class D Shares (or rights to subscribe for Class D Shares), including deposits and withdrawals of Class D Shares to or from the ADR facility.

United States Federal Income Taxation

     The following is a summary of the principal United States federal income tax consequences under present law of an investment in the ADSs or the Class D Shares. This summary applies only to investors that hold the ADSs or Class D Shares as capital assets and that have the U.S. dollar as their functional currency. It is not intended as tax advice to any particular investor, certain of which (such as banks, insurance companies, dealers, traders who elect to mark to market, tax-exempt entities, persons holding an ADS or Class D Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of CANTV) may be subject to special tax treatment. The Company believes, based upon the advice of counsel, and the discussion therefore assumes that it is not and will not become a passive foreign investment company for United States federal income tax purposes.

     As used here, the term "U.S. holder" means a beneficial owner of ADSs or Class D Shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. The term "non-U.S. holder" refers to any other holder of ADSs or Class D Shares. Holders of ADSs (or ADRs evidencing ADSs) generally will be treated as the owners of the Class D Shares represented by those ADSs (or ADRs evidencing ADSs).

U.S.-Venezuela Income Tax Treaty

     The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999. U.S. holders who are eligible for the benefits of this income tax treaty generally will be subject to withholding tax on dividends at a maximum rate of 15 percent (or a lower rate in the case of certain persons that own more than 10% of the Company's voting stock) and generally will not be subject to Venezuelan income or withholding tax on gains from the disposition of Class D Shares or ADSs. However, the determination as to whether a U.S. person is eligible for the benefits of the income tax treaty is very complex. In particular, a U.S. person that owns Class D Shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have a permanent establishment in Venezuela also may not be eligible for the benefits of the treaty in respect of taxes on income from, or proceeds from the sale or ADSs and Class D Shares. U.S. holders are urged to consult their own tax advisors about the possible application to them of the income tax treaty.

Dividends and Other Distributions

     Dividends paid with respect to the ADSs or Class D Shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received by the Depositary. The dividends generally will be foreign source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid in bolivars will be included in income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary). A U.S. holder will have a basis in the bolivars received equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the bolivars for a different amount generally will be United States source ordinary income or loss.

     Distributions to U.S. holders of additional Class D Shares or rights to subscribe for Class D Shares generally should not be subject to federal income tax. However, such distributions could be taxable depending on the nature of a particular distribution. A U.S. holder's tax basis in the Class D

Shares or rights that are not subject to U.S. federal income tax when received generally is determined by allocating the holder's basis in its ADSs between the ADSs and the Class D Shares or rights on the basis of the relative fair market values of each, except that in the case of rights whose fair market value is less than 15% of the fair market value of the Class D Shares with respect to which the rights are distributed, the basis of the rights is zero unless the shareholder elects to make such an allocation.

     A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by CANTV with respect to the ADSs or Class D Shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States.

Capital Gains

     U.S. holders will recognize capital gain or loss upon the sale or other disposition of ADSs or Class D Shares (or rights to subscribe for Class D Shares) held by the U.S. holder or the Depositary in an amount equal to the difference between such U.S. holder's basis in the ADSs, Class D Shares or rights, as the case may be, and the amount realized on such sale or other disposition. Gain and loss recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Class D Shares or ADSs that in either case is subject to Venezuelan tax, the U.S. holder may not be able to use the foreign tax credit for Venezuelan tax imposed on the gain unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category, or, alternatively, it may take a deduction for such Venezuelan tax.

     U.S. holders will not recognize gain or loss on deposits or withdrawals of Class D Shares in exchange for ADSs or on the exercise of subscription rights. If subscription rights expire unexercised, a U.S. holder that has allocated basis to such rights received as a dividend will not recognize a loss but must reallocate such basis to the remaining ADSs or Class D Shares held.

     A non-U.S. holder of ADSs or Class D Shares will not be subject to United States federal income tax on gain from the sale or other disposition of ADSs or Class D Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Dividend Indebtedness Vouchers

     Depending upon their terms when issued, dividend indebtedness vouchers issued by CANTV should be treated as debt instruments for United States federal income tax purposes. A U.S. holder likely will be required to include in gross income as a dividend the fair market value of a dividend indebtedness voucher distributed with respect to the Class D Shares when the voucher is received (which, in the case of ADSs, will be the date of receipt by the Depositary). The amount included and the holder's initial tax basis in the voucher will be the U.S. dollar market value of the voucher on the date of receipt.

     The voucher may be treated as issued with original issue discount ("OID") in an amount equal to the difference between the total bolivar payments to be received on the voucher and the bolivar market value of the voucher when received. A U.S. holder will be required to include such OID in gross income on a constant yield to maturity basis during the period from the receipt of the voucher to the stated maturity date of the voucher, even though no cash distributions will be received during that period. A U.S. holder's basis in the voucher will be increased by undistributed OID included in income. A U.S. holder may recognize foreign currency gain or loss upon the retirement of the voucher or the sale or other disposition of the voucher and on any subsequent sale or conversion of the bolivars received.

Such gain or loss generally will be United States source ordinary income or loss. Gain or loss on the sale or other disposition of the voucher in excess of foreign currency gain or loss generally will be capital gain or loss.

     U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of the receipt, ownership and disposition of dividend indebtedness vouchers.

Information Reporting and Backup Withholding

     Dividends in respect of the ADSs or Class D Shares paid to non-corporate U.S. holders and the proceeds from the sale, exchange, or redemption of the ADSs or Class D Shares paid to noncorporate U.S. holders may be reported to the United States Internal Revenue Service. A 31% backup withholding tax also may apply to amounts paid to such holders unless they provide an accurate taxpayer identification number or otherwise establish a basis for exemption. Payments of dividends and the proceeds from the sale or other disposition of ADSs or Class D Shares made outside the United States to non-U.S. holders generally are not subject to information reporting and backup withholding, provided that, in the case of proceeds from a sale or disposition, the broker through which such payments are received fulfills certain requirements. In addition, for payments made after December 31, 2000, non-U.S. holders may be required to provide certification of foreign status. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability.


     Item 8.    Selected Financial Data

    The following information should be read in conjunction with and is qualified in its entirety by reference to the Audited Financial Statements of the Company, including the Notes thereto, included elsewhere in this Form 20-F. The Company's Audited Financial Statements are prepared in accordance with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant bolivars as of December 31, 1999. See "Introduction" and Note 4(b) to the Audited Financial Statements for a discussion of the methodology used to prepare the constant bolivar financial statements. Note 26 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1997, 1998 and 1999 and total stockholders' equity at December 31, 1998 and 1999.

                                                                            Year Ended December 31,
                                                  ----------------------------------------------------------------------------
                                                    1995 (1)      1996 (1)    1997 (1)     1998(1)     1999 (1)     1999 (2)
                                                  ----------------------------------------------------------------------------
                                                               (in millions, except per share and per ADS data)
Income Statement Data:
Venezuelan GAAP:
---------------
   Revenues
      Local and domestic long distance usage           694,343      660,548     679,446     572,917     541,743          835
      Basic rent                                       214,237      252,151     324,280     341,232     319,728          492
      Public telephones                                 96,144       80,261     111,495     108,675     105,508          163
                                                  ----------------------------------------------------------------------------
         Local and domestic long distance            1,004,724      992,960   1,115,221   1,022,824     966,979        1,490

      International long distance                      311,067      266,774     241,551     179,888     133,146          205
      Net settlements                                   35,524       48,853      51,870      42,046      28,016           43
                                                  ----------------------------------------------------------------------------
         International long  distance                  346,591      315,627     293,421     221,934     161,162          248
       Other wireline-related services                   4,764       66,575     109,203     125,375     143,212          221
                                                  ----------------------------------------------------------------------------
           Total wireline services                   1,356,079    1,375,162   1,517,845   1,370,133   1,271,353        1,959

        Wireless services                              143,779      165,495     215,286     305,159     405,514          624
        Other telecommunications-related services       19,589       15,186      19,462      32,472      38,663           59
                                                  ----------------------------------------------------------------------------
            Total operating revenues                 1,519,447    1,555,843   1,752,593   1,707,764   1,715,530        2,642
   Operating income                                    247,964      317,899     464,987     198,573     141,542          218
   Other (expense) income, net                        (155,662)     160,664      70,309     (25,532)    (38,685)         (60)
   Income before income taxes                           92,302      478,563     535,296     173,041     102,857          158
   Income tax                                           23,323       32,572     120,747       1,170      13,653           21
   Net income                                           68,979      445,991     414,549     171,871      89,204          137
   Net income per share                                  68.98       445.99      414.55      171.87       89.21         0.14
   Net income per ADS                                   482.86     3,121.93    2,901.85    1,203.09      624.50         0.96
   Cash dividends declared per share (3)                    --           --       26.66      174.79       62.41         0.10
   Cash dividends declared per ADS (3)                      --           --      186.62    1,223.53      436.87         0.70
   Extraordinary cash dividends declared per share (3)      --           --          --          --      100.00         0.15
   Extraordinary cash dividends declared per ADS (3)        --           --          --          --      700.00         1.05
   Average shares outstanding (000s)                  1,000,000   1,000,000   1,000,000   1,000,000     999,898      999,898

US GAAP:
-------
  Total operating revenues                          1,519,447    1,555,843   1,752,593   1,707,764   1,715,530        2,642
   Operating income                                    318,188      339,693     257,440     186,839     141,542          218
   Net income                                            1,133      243,683     186,846     191,535     167,446          258
   Net income per share                                   1.14       246.13      188.54      193.15      168,76         0.26
   Net income per ADS                                     7.98     1,722.91    1,319.78    1,352.05    1,181.32         1.82
   Cash dividends declared per share (3)                    --           --       26.66      174.79       62.41         0.10
   Cash dividends declared per ADS (3)                      --           --      186.62    1,223.53      436,87         0.70
   Extraordinary cash dividends declared per share (3)      --           --          --           --     100.00         0.15
   Extraordinary cash dividends declared per ADS (3)        --           --          --           --     700.00         1.05
   Average shares outstanding (000s)                   990,072      990,072     991,018     991,633     992,229      992,229

_____________________________________

(1)  Bolivar amounts are in constant bolivars as of December 31, 1999.
(2) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 649.25 = US$1.00, the Daily Exchange Rate on December 31, 1999. See "Exchange Rates."

(3) Ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 13.24 and Bs. 92.68, respectively, in 1997, Bs.
     124.10 and Bs. 868.70, respectively, in 1998 and Bs. 55.33 and Bs. 387.31, respectively, in 1999. Extraordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 100.00 and Bs. 700.00, respectively, in 1999. Ordinary cash dividends paid by the Company per share and per ADS converted into U.S. dollars at the exchange rate as of the dividend payment date were US$ .03 and US$ 0.19, respectively, in 1997. The Company paid the dividends declared in 1998 in two equal payments. The first payment represented US$ 0.12 per share and US$ 0.81 per ADS and the second payment represented US$ 0.11 per share and US$ 0.75 per ADS at the exchange rate as of their respective payment dates. In 1999, the Company declared and paid an ordinary dividend and an extraordinary dividend. The ordinary dividend represented US$ 0.09 per share and US$ 0.63 per ADS at the exchange rate of its respective payment date. The extraordinary dividend represented US$ 0.15 per share and US$ 1.05 per ADS at the exchange rate as of its respective payment dates. On March 31, 2000, the Company declared an ordinary cash dividend of Bs. 60.00 per share, or Bs.
     420.00 per ADS payable on April 28, 2000.

                                                                    At December 31,

                                    --------------------------------------------------------------------------------
                                      1995 (1)      1996 (1)      1997 (1)      1998 (1)      1999 (1)    1999 (2)
                                    --------------------------------------------------------------------------------
                                                                     (in millions)
Balance Sheet Data:

Venezuelan GAAP:
---------------
   Working (deficit) capital          (132,234)       122,442      223,912        270,644      362,492        558
   Property, plant and equipment,    3,390,321      3,279,521    3,335,314      3,325,081    3,116,672      4,800
   net
   Total assets                      4,479,296      4,270,960    4,484,234      4,445,458    4,335,300      6,677
   Total indebtedness                1,126,797        685,597      452,474        442,984      395,117        608
   Total stockholders' equity        2,508,914      2,961,061    3,349,921      3,349,547    3,121,871      4,808

US GAAP:
-------

   Property, plant and equipment,    3,424,361      3,320,356    3,381,277      3,377,006    3,177,530      4,894
   net

   Total assets                      4,477,242      4,214,559    4,407,675      4,465,790    4,364,565      6,722
   Total stockholders' equity        2,664,717      3,077,543    3,238,709      3,263,712    3,157,831      4,864

-------------------------------------

(1)  Bolivar amounts are in constant bolivars as of December 31, 1999.

(3) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 649.25 = US$1.00, the Daily Exchange Rate on December 31, 1999. See "Exchange Rates."



                                                          Year Ended December 31,

                                    --------------------------------------------------------------------
                                       1995         1996           1997          1998          1999
                                    --------------------------------------------------------------------
Inflation and Devaluation Data:

   Increase in Consumer Price Index   56.6%        103.2%         37.6%          29.9%         20.0%
   Increase in Wholesale Price        43.6%        105.8%         17.3%          23.3%         13.6%
   Index
   Rate of bolivar devaluation        70.6%         64.4%          5.9%          11.9%         14.9%



Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Basis of Financial Data

         The information in this section should be read in conjunction with the Audited Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F.

         The Company prepares its financial statements in bolivars in conformity with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP.
Note 26 to the Audited Financial

Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1997, 1998 and 1999 and total stockholders' equity at December 31, 1998 and 1999.

         In accordance with Venezuelan GAAP, the Company's consolidated financial statements are presented on a constant bolivar basis. Accordingly, except where otherwise indicated, the consolidated financial data have been presented in constant bolivars as of December 31, 1999 to reflect inflation in Venezuela using the Consumer Price Index ("CPI"). References to variations in average real rates over periods within this section are based on adjustments made in accordance with movements in the Consumer Price Index. Until 1999 tariffs were adjusted by the Government, in accordance with movements in the Wholesale Price Index ("WPI") which, at times, has been substantially below the CPI. Beginning on March 23, 2000, tariffs are being adjusted based on projected exchange devaluations of the bolivar against the U.S. dollar. See "-- Regulatory Environment." Although the restatement of nominal bolivar amounts into constant bolivars lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and evaluation of period to period trends may be difficult. See "Introduction" and Note 4(b) to the Audited Financial Statements.

Significant Developments in Venezuela's Economy

         Substantially all of the Company's business is conducted in Venezuela. During 1999, Venezuela's economy suffered its worst recession in recent history despite the increase in the international oil prices. This financial crisis was due to several factors, but was particularly aggravated by the political uncertainties generated by the implementation of a new constitution and lack of an economic environment conducive to business development. The Company's financial condition and results of operations are significantly impacted by changes in Venezuela's gross domestic product, the rate of inflation and the value of the bolivar compared to the U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy. In 1999, international oil prices had an important rebound as compared to 1998. On the other hand, the political uncertainties have negatively affected Venezuela's economy. Venezuela's gross domestic product grew by 5.1% in 1997, and contracted by 0.7% in 1998 and 7.2% in 1999. The non-oil gross domestic product grew by 3.3% in 1997, and contracted by 0.8% in 1998 and 4.9% in 1999. During 1999, these negative factors have discouraged private investment, resulting in a further investment contraction of 13.7% for that period.

         Inflation in Venezuela as measured by the Consumer Price Index was 37.6% during 1997, 29.9% during 1998 and 20.0% during 1999. Inflation as measured by the Wholesale Price Index was 17.3%, 23.3% and 13.6% during these same years, respectively.

         Devaluation of the bolivar against the U.S. dollar was 5.9%, 11.9% and 14.9% for the years ended December 31, 1997, 1998 and 1999, respectively. The devaluation of the bolivar against the U.S. dollar and other foreign currencies resulted in net exchange losses of Bs. 14.8 billion, Bs. 47.2 billion and Bs.
29.7 billion for the years ended December 31, 1997, 1998 and 1999, respectively. The net exchange losses for 1999 include net losses of Bs. 14.8 billion incurred on CANTV's Japanese yen-denominated debt. Net exchange losses are included in the financing benefit (cost), net caption in the consolidated statements of operations in Note 16 to the Audited Financial Statements included elsewhere in this Form 20-F, and represent the additional bolivars the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities. These U.S. dollar and other foreign currency denominated net liabilities are set forth in Note 7 to the Audited Financial Statements. If the value of the bolivar relative to the U.S. dollar and other foreign currencies were to continue to decline as it did during the period from 1997 to 1999, the Company's results of operations and stockholders' equity could be adversely impacted by additional exchange losses. See "Item 6. Exchange Controls and Other Limitations Affecting Security Holders" and "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

Significant Developments in the Company's Business

     The information in this section should be read in connection with "Item 1. Description of Business."

         In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of access lines in service constantly increased up to December 31, 1997. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of approximately 940,000 lines during 1998 and 1999. The lines, which have been permanently removed, are being aggressively reassigned to new customers on the basis of credit checks. Access lines in service totaled 2.6 million at December 31, 1999.

         The number of cellular subscribers increased, from approximately 374,875 at December 31, 1997 to approximately 1,181,000 at December 31, 1999. The number of Internet subscribers and users also grew, from approximately 6,478 and 16,000, respectively, at December 31, 1997 to approximately 86,671 and 167,048, respectively, at December 31, 1999.

         To achieve profitable growth and continue to reduce costs and improve productivity, the Company has implemented strict procurement and cost containment programs. In 1999, the Company continued refining its customer focus units emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company uses improvements in customer service and technological infrastructure to market its services more effectively and increase revenues and profitability. These improvements focus on efficiently meeting customer needs while optimizing productivity, and are expected to prepare the Company for the competitive environment that will follow the termination of the Company's exclusivity period under the Concession in November 2000.

         The Company's strategy is to increase market penetration and continue to broaden its product portfolio by offering an array of fixed, wireless data transmission, Internet and value-added services. The Company seeks to capture the largest share of high growth markets by providing packages of services that maximize and leverage its existing infrastructure, by continuing to expand capacity and modernize its wireline, wireless and Internet networks, and by seeking to improve in its service offerings through innovative value-added services.

         Despite achievements obtained by the Company in recent years, growth of the Company's wireline operations were negatively impacted by an uncollectible accounts receivable problem arising primarily from the deterioration in the Venezuelan macroeconomic environment and weaknesses in the Company's collection and credit policies. In response, the Company took decisive actions and developed and launched an aggressive collection program that included a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. During 1998, CANTV made over 2.7 million temporary disconnections and permanently removed approximately 480,000 customer lines due to nonpayment. During 1999, CANTV made approximately over 3.0 million temporary disconnections and permanently removed approximately 458,800 customer lines for nonpayment. Approximately 90% of customers temporarily disconnected in 1998 paid the overdue amounts and were reconnected for service. Permanently removed lines are being aggressively reassigned to new customers following upfront credit history checks. To address the problem, the Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. CANTV also made personnel changes and provided intensive training to all collections personnel. During 1999, the Company's uncollectible provision was Bs. 101.1 billion compared to Bs. 224.6 billion in 1998. The Company's provision for uncollectibles represents 5.9% and 13.2% of total operating revenues at December 31, 1999 and 1998, respectively.

Regulatory Environment

         The information in this section should be read in conjunction with "Item 1. Description of Business--Regulatory Framework."

         In January 2000, CANTV entered into an agreement with CONATEL with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates (the "Agreement"). The Agreement supersedes the Concession with respect to subject matter specifically referred to therein and the Concession continues to control as to subject matter not specifically covered by the Agreement. The Agreement is in effect until December 31, 2000 except as to rates where CANTV and CONATEL may agree to change the agreed upon rate structure that will be applicable after November 27, 2000 pursuant to the terms of the Agreement. See "Item 1. Description of Business -- Regulatory Framework-- Regulation and the Concession -- The 2000 Agreement."

         The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. In effect, the Agreement retains for the Company the most significant rights provided for under the Concession. The Agreement includes: (i) a significant rebalancing between long distance tariffs and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to a US$80 maximum; (v) delinking of the tariff approval process to compliance with quality and service mandates; and (vi) CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided, the Government meets the terms and obligations pursuant to the Agreement.

         Prior to entering into the Agreement with CONATEL relating to rates for 2000, CANTV's rates were regulated under the Concession. The Concession had provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the Wholesale Price Index. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the preceding second quarter. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

         The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the more commonly accepted Consumer Price Index which, at times, significantly exceeded the rate of inflation as measured by the Wholesale Price Index. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession's price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long-distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. Most recently, CANTV was unable to obtain approval to increase its tariffs as stipulated in the Concession following CANTV's rate increase effective April 30, 1999. In January 2000, CONATEL and the Company entered into the Agreement which allows CANTV to increase rates in 2000. The first tariff increase became effective March 23, 2000 and the second tariff increase is expected to become effective on June 16, 2000. The Agreement is more fully described under "Item 1. Description of Business -- Regulation and the Concession -- The 2000 Agreement."

         Under the Agreement entered into by CANTV and CONATEL in January 2000, CANTV increased local, domestic long distance and international long distance tariffs effective March 23, 2000 and will be permitted an additional increase in tariffs effective June 16, 2000. The tariffs provided for under the Agreement will be effective until November 27, 2000. Prior to November 27, 2000, CANTV and CONATEL must reach an agreement regarding the rates which will be applicable after November 27, 2000. If no agreement has been reached by November 27, 2000, the rates provided for in the Agreement will apply until year-end. See "Item 1. Description of Business -- Regulation and the Concession -- The 2000 Agreement" for additional information regarding the Company's rates for each component of residential and non-residential local service, domestic long distance service and international long distance service.

         The Agreement advances the rebalancing process, between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates will be decreased in some cases by 68%, depending on the country. Domestic long distance rates will be combined into one nationwide plan with a weighted average rate of US$0.1875 per minute.

         The Agreement provides for an extraordinary adjustment mechanism for certain of CANTV's tariffs in the event that actual exchange rates, as defined on the Agreement, deviate materially from the agreed projected exchange rates set forth in the Agreement. Under the Agreement, the variance between projected exchange rates and actual exchange rates is measured at the end of each month. If the variance in exchange rates is less than 2.5%, the agreed tariffs will be maintained. If such variance in exchange rates is greater than 2.5% but less than 7.5%, the Agreement allows CANTV to adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment in certain cases of 5%. In the event that actual exchange rates deviate in excess of 7.5% from the projected rates contemplated in the Agreement, CANTV and CONATEL have agreed to review the Agreement in order to reach a new agreement as to the applicable level of tariffs. The Agreement sets forth agreed projected exchange rates measured at the end of each month. The agreed projected exchange rate at November 30, 2000 is Bs. 729.00 per US$1.00. CONATEL is required to authorize and approve all extraordinary adjustments. If the bolivar were to devalue significantly at rates greater than the ones contemplated in the Agreement, the inability of the Company to raise its tariffs could result in an adverse effect on the Company's financial condition and results of operations.

         The Agreement allows CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limiations.

       CONATEL has informally announced that it expects the National Assembly to approve a new Telecommunications Law (the "New Telecommunications Law") during the second quarter of 2000. The primary objectives of the New Telecommunications Law are to establish a new and competitive regulatory framework, foster efficiency and fair competition among telecommunications service providers, develop and modernize the telecommunications systems, and at the same time obtain and establish universal service objectives. See "Item 1. Description of Business -- Regulatory Framework -- Regulation and the Concession -- General."

         The framework for regulating the telecommunications industry in Venezuela following the opening of basic services to competition in November 2000 has not been established and no framework has been agreed upon or proposed for the setting of new rates. CANTV is unable to predict the timing and nature of rate changes that may be allowed in the future.

Summary of Operations

         The Company provides substantially all of its services in Venezuela and substantially all of its operating revenues are derived from Venezuelan domiciled customers and from settlements with international carriers for calls completed in Venezuela. The Company's operating revenues are derived from domestic telephone services, including public telephones and rural telephone services, and from international telephone services, wireless services, directory information services, Internet access, data transmission, and other value-added services.

         Local and domestic long distance services generate the largest portion of the Company's operating revenues, representing 63.7%, 60.0% and 56.4% of the Company's total operating revenues for the years ended December 31, 1997, 1998 and 1999, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes of use, the rates charged by the Company to its customers and the number and availability of public telephones. Revenue from public telephones is generated primarily by the sale of prepaid telephone cards.

         International long distance services generated 16.8%, 13.0% and 9.4% of the Company's total operating revenues for the years ended December 31, 1997, 1998 and 1999, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic from Venezuela to foreign countries at rates, which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance services depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a "report and order" that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order took effect on January 1,

1998. The current accounting rate between the United States and Venezuela is US$0.54, a decrease from US$0.64 at year-end 1999.

         The following table sets forth the Company's negotiated accounting rates with U.S. international carriers for the period 1999 through early 2001:

                                                        Rate
                               Period                  in US$

                   -------------------------------   -----------

                   January to June 1999                 0.74
                   July to December 1999                0.64
                   January to June 2000                 0.54
                   July to December 2000                0.46
                   January 2001                         0.38

         Due to the current imbalance between the Company's outgoing and incoming international call volumes, the reduction in settlement rates paid to the Company has had, and will continue to have, a negative effect on the Company's revenues from international long distance services. See "Item 1. Description of Business -- International Long Distance Services."

         Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including Virtual Private Network ("VPN"), Very Small Aperture Terminals ("VSAT") and Frame Relay, late payment charges, reconnect fees and miscellaneous charges.

         Revenues from wireless services comprised 12.3%, 17.9% and 23.6% of the Company's total operating revenues for the years ended December 31, 1997, 1998 and 1999, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection revenue), monthly service fees, usage charges, revenues from equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes of use and rates charged by the Company to its customers. Usage charges are based on a "calling party pays" principle under which the Company's wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company's wireless network.

         Revenues from other telecommunications-related services primarily include Internet-related services and directory information services. Internet-related services include Internet access via dial-up or dedicated channels and network administration outsourcing. The Company earns directory information services revenues from sales of advertising space in its printed white and yellow page directories, sales of information from its database, and electronic dissemination of information. Revenue is recognized based on the point-of-publication method.

         The Company's operating expenses consist of provision for uncollectibles, operations, maintenance and repairs, administrative expenses, depreciation and amortization, and concession and other taxes.

         The provision for uncollectibles is an estimate that reflects the anticipated loss generated by uncollectible accounts receivable. The provision for uncollectibles comprised 3.5%, 13.2% and 5.9% of the Company's total operating revenues for the years ended December 31, 1997, 1998, 1999, respectively. During 1998, the Company increased its provision for uncollectibles as a result of the Company's aggressive actions to identify and correct deficiencies in its credit and collection processes.

         The Company's operations, maintenance, repairs and administrative expenses for the year ended December 31, 1999 are comprised of salaries (17.0%), labor benefits (35.2%), contractors (18.8%), materials (15.6%) and other expenses (13.4%). Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan premises, employee productivity and procurement efficiencies together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees, from 15,017 at December 31, 1997 to 14,769 at December 31, 1999, while simultaneously growing its business.

         During 1999, CANTV decreased its workforce by approximately 1,300 employees as a result of a work force reduction program, granting employees an incentive to voluntarily retire prior to their anticipated retirement date and the elimination of certain positions due to technological, operational and administrative efficiencies. The Company's wireless and Internet services businesses increased their combined work force by approximately 318 employees to support their rapid growth. During 2000, the Company expects to reduce the total of number of employees at CANTV and to increase the total number of wireless and Internet service employees based on anticipated continued strong growth in both of these businesses. The Company entered into a new labor agreement on September 3, 1999, valid until June 17, 2001 with FETRATEL. See "Item 1. Description of Business -- Employees."

         Depreciation and amortization expense recognizes utilization of the Company's telecommunications network and other long-lived assets. Depreciation expense is dependent on the value of telecommunications plant and equipment and other assets as well as the periods used to depreciate and amortize such assets. The Company believes the periods used to depreciate and amortize its long-lived assets are generally of a shorter duration than those generally used by other telecommunications entities.

         Concession and other taxes consist primarily of amounts due to the Government under the various concession agreements. The amount of concession and other taxes is generally assessed based on a percentage of billings. See "Description of Business -- Regulatory Framework."

         Other income (expense), net consists of net foreign exchange losses, gains or losses from net monetary position, interest income and interest expense. Foreign exchange losses represent the impact of devaluation of the bolivar on the Company's net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. The gain (loss) from net monetary position represents the gain or loss resulting from a monetary denominated net liability or net asset position during an inflationary period.

         The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company is subject to tax on its net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company's non-monetary assets and liabilities, net of stockholders' equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. The Venezuelan legislation provides an investment tax credit of 20% on the amount of new investments through December 31, 1999 in fixed assets that have not been used previously in the country. Unused investment tax credits can be carried forward up to three economic periods from the year when it arose. While the Venezuelan tax code does not expressly classify telecommunications activities as industrial, management, based on advice of the Company's internal and external counsel, believes that the Company qualifies for the investment tax credit ("ITC"). The Venezuelan Income Tax Law authorizes the carryforward of non-compensated losses up to three years subsequent to the period in which they were incurred. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable is the higher amount of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward up to three subsequent years from the period in which such tax originated. On October 22, 1999, the Government published a Partial

Reform to the Income Tax Law. The Amendment to the Income Tax Law includes provisions to tax worldwide income earned by individuals or companies residing or domiciled in Venezuela. Taxes paid abroad may be credited. Dividends will be subject to tax up to a maximum rate of 34%. Tax losses resulting from inflation adjustments may be carried forward up to one year. Companies may take a tax credit equal to 10% of salary payments to new hires. The ITC rate falls to 10%. This regulation will be effective January 1, 2000. See "-- Amendment to the Income Tax Law." A convention for the avoidance of double taxation (the "Tax Treaty") between the United States and Venezuela became effective on January 1, 2000.

         In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. Transactions with related parties are subject to conditions similar to transactions with independent third parties. See Note 18 to the Audited Financial Statements and "Item 13. Interest of Management in Certain Transactions."

Key Data for the Years Ended December 31, 1997, 1998 and 1999

         The following table sets forth key data of the Company for the years ended December 31, 1997, 1998 and 1999, and presents each amount as a percentage change from the prior year:

                                                                         Year Ended December 31,

                                                      --------------------------------------------------------------
                                                                                     %                       %
                                                                                 increase                increase
                                                                                (decrease)              (decrease)
                                                                                from prior              from prior
                                                         1997         1998         year         1999       year
                                                      ------------  ----------  ------------ -----------------------
Lines:
   Lines installed                                      3,403,521   3,550,706          4.3   3,546,538        (0.1)
   Percent digital                                            62%         66%          N.A.        69%         N.A.
Access lines in service:
------------------------
   Residential                                          1,895,838   1,859,073         (1.9)  1,870,859         0.6

   Commercial                                             736,759     681,761         (7.5)    634,969        (6.9)

   Public telephones                                       70,012      75,097          7.3      80,033         6.6
                                                       ----------   ---------                ----------
                                                        2,702,609   2,615,931         (3.2)  2,585,861        (1.1)
Utilization ratio                                             82%         76%          N.A.        75%         N.A.


Access lines per 100 inhabitants                             11.8        11.2         (5.1)       10.8        (3.6)
Access lines per CANTV employee                               203         199         (1.9)        218         9.5

Call Volume (1):
Local:
------
   Residential                                              6,410       7,282         13.6       7,702         5.8
   Commercial                                               4,815       5,724         18.9       5,936         3.7
                                                            -----       -----                    -----
                                                           11,225      13,006         15.9      13,638         4.9
Domestic long distance:
----------------------
   Residential                                                962       1,135         18.0         881       (22.4)
   Commercial                                               1,378       1,533         11.3       1,285       (16.2)
                                                            -----       -----                    -----
                                                            2,340       2,668         14.0       2,166       (18.8)
International:
-------------
   Incoming minutes                                           279         302          8.2         312         3.3
   Outgoing minutes                                           153         165          7.8         163        (1.2)
   Net settlement minutes                                     126         137          8.7         149         8.8
   Incoming/outgoing ratio                                   1.82        1.83          N.A.       1.91         N.A.
   Outgoing minutes charged to customers                      160         171          6.9         160        (6.4)

Total Employees:
   CANTV                                                   13,325      13,151         (1.3)      11,851       (9.9)
   Other                                                    1,692       2,600         53.7        2,918       12.2
                                                           ------      ------                     -----
                                                           15,017      15,751          4.9       14,769       (6.2)

Wireless Services:
Wireless subscribers:
---------------------
   Postpaid                                               279,011     371,347         33.1     314,933       (15.2)
   Prepaid                                                 95,864     267,760        179.3     866,340       223.6
                                                           ------     -------                ---------

                                                          374,875     639,107         70.5    1,181,273       84.8

Percent digital:
    Handset                                                   38%         72%         89.5          97%       34.7
    Voice path                                                27%         45%         66.7          61%       35.6
Average wireless subscribers                              294,265     506,991         72.3      910,190       79.5
Minutes of use (1)                                            564         945         67.6        1,325       40.2
% Penetration  (2)                                           1.6%        2.8%          N.A.        4.9%        N.A.
Average Monthly Revenue per User  (ARPU) (3)                   67          64         (4.5)         53       (17.2)

Financial Statistics:
    Average interest rates                                  8.61%       8.87%          3.0        8.26%       (6.9)
    Average outstanding borrowings                        279,071     343,244         23.0      378,858       10.4
   Net monetary liability (asset) position (in
    constant bolivars)                                    139,454     180,089         29.1      (10,461)    (105.8)
    Net foreign currency liability position
    (millions of US$)                                         567          547        (3.5)         136      (75.1)

Economic Statistics:

    Increase in consumer price index                          38%         30%        (21.1)         20%      (33.3)

    Increase in wholesale price index                         17%         22%         29.4          14%      (36.4)
    Exchange rate at the end of year                       504.75      565.00         11.9       649.25       14.9



    --------------------------------------------------

    (1) Represents billed minutes of use, excluding free minutes included in certain of the Company's tariff plans, in millions of minutes.

    (2) Customers per total population.
    (3) In U.S. dollars.

Results of Operations for the Years Ended December 31, 1997, 1998 and 1999

         The following table sets forth the results of operations of the Company for the years ended December 31, 1997, 1998 and 1999, expressed in millions of constant bolivars as of December 31, 1999, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

                                                                             Year Ended December 31,

                                             ---------------------------------------------------------------------------------------
                                                     1997                       1998                              1999
                                             --------------------- -------------------------------- --------------------------------
                                                                                            %                                 %
                                                       % of                 % of        increase               % of       increase
                                                       total                total      (decrease)              total     (decrease)
                                                       operating            operating  from prior              operating from prior
                                                Bs.     revenues     Bs.     revenues     year         Bs.     revenues     year
                                             --------------------- -------------------------------- --------------------------------

Operating revenues:
Local usage                                   215,229       12.3   234,908       13.8         9.1     267,570      15.6        13.9
Domestic long distance usage                  464,217       26.5   338,009       19.8       (27.2)    274,173      16.0       (18.9)
Basic rent (1)                                324,280       18.5   341,232       20.0         5.2     319,728      18.6        (6.3)
Public telephones                             111,495        6.4   108,675        6.4        (2.5)    105,508       6.2        (2.9)
                                              -------       ----   -------       ----                 -------      ----
   Local and domestic long distance         1,115,221       63.7 1,022,824       60.0        (8.3)    966,979      56.4        (5.5)
International long distance                   241,551       13.8   179,888       10.5       (25.5)    133,146       7.8       (26.0)
Net settlements                                51,870        3.0    42,046       2.5        (18.9)     28,016       1.6       (33.4)
                                              -------       ----   -------       ----                 -------      ----
   International long distance                293,421       16.8   221,934       13.0       (24.4)    161,162       9.4       (27.4)
Other wireline-related services (2)           109,203        6.1   125,375        7.2        14.8     143,212       8.3        14.2
                                              -------       ----   -------       ----                 -------      ----
     Total wireline services                1,517,845       86.6 1,370,133       80.2        (9.7)  1,271,353      74.1        (7.2)
Wireless services                             215,286       12.3   305,159       17.9        41.7     405,514      23.6        32.8
Other telecommunications-related
   services (3)                                19,462        1.1    32,472       1.9         66.8     38,663       2.3         19.1
                                              -------       ----   -------       ----                 -------      ----
    Total operating revenues                1,752,593      100.0 1,707,764      100.0        (2.6)  1,715,530     100.0         0.5
Operating expenses:
Provision for uncollectibles                   61,871        3.5   224,629       13.2       263.1     101,103       5.9       (55.0)
Operations, maintenance,
   repairs and administrative                 603,316       34.4   628,449       36.8         4.2     757,993      44.1        20.6
Depreciation and amortization                 498,857       28.5   528,818       31.0         6.0     587,700      34.3        11.1
Concession and other taxes                    123,562        7.1   127,295        7.4         3.0     123,592       7.2        (2.9)
Nonrecurring charge                                --        N.A.       --        N.A.        N.A.      3,600       0.2         N.A.
                                              -------       ----   -------       ----                 -------      ----
    Total operating expenses                 1,287,606      73.5 1,509,191       88.4        17.2   1,573,988      91.7         4.3
                                             ---------      ----   -------       ----               ---------      ----
Operating income                              464,987       26.5   198,573       11.6       (57.3)    141,542       8.3       (28.7)
Other income (expense), net:
Exchange losses, net                          (14,821)      (0.8)  (47,229)      (2.7)      218.7     (29,737)     (1.7)      (37.0)
Gain (loss) from net monetary                 125,781        7.2    40,123        2.3       (68.1)     (5,841)     (0.3)     (114.6)
position
Interest income                                18,828        1.1    29,227        1.7        55.2      27,549       1.6        (5.7)
Interest expense                              (60,932)      (3.5)  (58,357)      (3.4)       (4.2)    (45,624)     (2.7)      (21.8)
Gain from indexation of tax units                  --        N.A.    7,442        0.4         N.A.     11,089       0.6        49.0
                                             ---------      ----   -------       ----               ---------      ----
   Financing benefit (cost), net               68,856        4.0   (28,794)      (1.7)     (141.8)    (42,564)     (2.5)       47.8
   Other income, net                            1,453        0.1     3,262       0.3        124.5       3,879       0.2        18.9
                                             ---------      ----   -------       ----               ---------      ----
    Total other income (expense), net          70,309        4.1   (25,532)      (1.4)     (136.3)    (38,685)     (2.3)       51.5
                                             ---------      ----   -------       ----               ---------      ----
Income before income taxes                    535,296       30.6   173,041       10.2       (67.7)    102,857       6.0       (40.6)
Income tax provision                          120,747        6.9     1,170        0.1       (99.0)     13,653       0.8     1,066.9
                                             ---------      ----   -------       ----               ---------      ----
Net income                                    414,549       23.7   171,871       10.1       (58.5)     89,204       5.2       (48.1)
                                             =========      ====   =======       ====               =========      ====

    -------------------------------
    (1)  Includes installation and subscription charges.
    (2)  Includes special services and interconnection facilities charges.
    (3) Includes value-added services, primarily Internet access, and directory publishing fees.

Years Ended December 31, 1998 and 1999

Operating Revenues

         Consolidated net operating revenues increased by Bs. 7.7 billion (0.5%) in 1999 to Bs. 1,715.5 billion compared with Bs. 1,707.8 billion reported in 1998. This increase was due to growth in wireless communications services, local usage and data transmission and Internet revenues, which partially offset revenue declines resulting from tariff approval delays during the third and fourth quarter of 1999, lower access lines in service, and lower international prices. The delay in tariff approvals negatively impacted revenues by approximately Bs. 38.5 billion in 1999.

Operating Volumes

         The total number of access lines in service decreased by 30,070 (1.1%) to 2,585,861 at December 31, 1999, from 2,615,931 at December 31, 1998. The decline reflects the permanent disconnection of lines resulting from CANTV's emphasis on customer treatment and collections. In 1999, CANTV permanently disconnected approximately 453,900 residential and commercial lines, excluding public telephones. During 1999, residential access lines increased less than 1% and commercial access lines decreased 6.9%. The number of public telephones in service increased by 6.6% during this same period.

         Local minutes of use carried by the Company's local switched network increased by 632 million (4.9%) to 13,638 million minutes for the year ended December 31, 1999, from 13,006 million minutes for the year ended December 31, 1998. Residential minutes of use increased by 420 million (5.8%) to 7,702 million from 7,282 million minutes for the years ended December 31, 1999 and 1998, respectively. Commercial minutes of use increased by 212 million (3.7%) to 5,936 million from 5,724 million minutes, for years ended December 31, 1999 and 1998, respectively. Part of this volume growth was attributable to the implementation of EAS during the fourth quarter of 1998. Approximately 397 million minutes of use were shifted from domestic long distance to local usage during the year. Other factors contributing to this volume growth were tariff approval delays and the implementation of a system in September 1999 that minimizes traffic loss by allowing temporary disconnected customers the ability to receive incoming calls. Internet usage and enhanced services, such as personal secretary or voicemail services also contributed to the volume growth.

         Domestic long distance minutes decreased by 502 million (18.8%) to 2,166 million during 1999 from 2,668 million during 1998. Residential minutes of use decreased by 254 million (22.4%) to 881 million from 1,135 million for the years ended December 31, 1999 and 1998, respectively. Commercial minutes of use decreased by 248 million (16.2%) to 1,285 million from 1,533 million for the years ended December 31, 1999 and 1998, respectively. This decline is primarily attributable to the implementation of EAS. Approximately 397 million minutes shifted from domestic long distance to local usage in the year ended December 31, 1999.

         International minutes billed locally to customers in Venezuela decreased by 11 million (6.4%) to 160 million for 1999 as compared to 171 million for 1998. This decrease occurred in both consumer markets, the commercial sector declined by 8.1% while residential minutes decreased by 4.7%. The weakness in the Venezuelan economy has contributed to the decline in the calling volume. In 1999, net settlement minutes with international carriers increased by 12 million (8.8%) to 149 million from 137 million in 1998. The incoming minutes of use to outgoing minutes of use ratio, for the year ended December 31, 1999, increased to 1.91 as compared to 1.83 for 1998.

Local Usage

         Local usage revenues increased by Bs. 32.7 billion (13.9%) to Bs. 267.6 billion in 1999 compared to Bs. 234.9 billion in 1998. This increase primarily is attributable to a 4.9% increase in residential and commercial local calling volumes combined with a real rate increase of 5.4%. In addition, during the fourth quarter of 1998, CANTV began implementing Extended Local Area Service ("EAS") in certain parts of Venezuela, which further contributed to the local usage volume increase.

Domestic Long Distance Usage

         Revenues from domestic long distance usage decreased by Bs. 63.8 billion (18.9%) to Bs. 274.2 billion in 1999 from Bs. 338.0 billion in 1998. This decline is due to volume and real rate decreases of 18.8% and 1.0%, respectively. Approximately 80% of the decline in volume are attributable to the implementation of EAS during the fourth quarter of 1998. In nominal terms, rates increased 22.4% year over year.

Basic Rent

         Basic rent revenues include the basic monthly flat fee, installation charges, and subscriber right charges. These revenues decreased by Bs. 21.5 billion (6.3%) to Bs. 319.7 billion in 1999 compared to Bs. 341.2 billion in 1998. The decrease was primarily generated by a reduction of Bs. 14.9 billion (25.2%) in the installation and subscriber right charges to Bs. 44.2 billion in 1999 from Bs. 59.1 billion in 1998. Installation and subscriber right fees decreased by 9.83% in real terms during 1999. The monthly flat fee decreased by Bs. 6.6 billion (2.3%) in 1999 to Bs. 275.5 billion compared to Bs. 282.1 billion in 1998. This decrease is attributable to a 2.4% decrease of the number of access lines partially offset by a 1.6% rate increase.

Public Telephones

         Despite the increase in the total number of public telephone units in service and gross card sales of 6.6% and 9%, respectively, net revenues from public telephones decreased by Bs. 3.2 billion (2.9%) to Bs. 105.5 billion in 1999 compared to Bs. 108.7 billion in 1998 due to increased access fees paid to cellular service providers. Increased calling volumes drove this increase in access fees between CANTV's public telephone and cellular telephones, which grew by 58% in 1999.

International Long Distance

         Total international long distance revenues decreased by Bs. 60.7 billion (27.4%) to Bs. 161.2 billion compared to Bs. 221.9 billion recorded in 1998. Revenues from customer charges billed locally decreased by Bs. 46.8 billion (26.0%) to Bs. 133.1 billion in 1999 from Bs. 179.9 billion recorded in 1998. This decline is attributable to lower rates combined with a volume decrease of 6.4%. Tariffs decreased by 18.3% and 1.4% in real and nominal terms, respectively.

         Settlement revenue with international carriers decreased by Bs. 14.0 billion (33.4%) in 1999 to Bs. 28.0 billion compared to Bs. 42.0 billion recorded in 1998. This variance was the result of a real rate decrease of 43.2% slightly offset by a volume increase of 8.8%. Both years contain revenue adjustments relating to actual traffic settlements, as well as the contra-revenue associated with payments to foreign service-provider companies in accordance with contractual revenue-sharing agreements. The ratio of incoming minutes of use to outgoing minutes of use, for the year ended December 31, 1999 increased 1.91 times compared to 1.83 times for 1998.

         The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 63.6% and 67.1% of the minutes recorded at December 31, 1999 and 1998, respectively.

Other Wireline-Related Services

         Other wireline services revenues, which include revenues from data transmission services, interconnection facilities charges and other miscellaneous revenues, increased by Bs. 17.8 billion (14.2%) to Bs. 143.2 billion in 1999 compared to Bs. 125.4 billion in 1998. Revenues from data transmission services, including Frame Relay, VPN and VSAT services increased by Bs. 27.6 billion (42.3%) in 1999 to Bs. 92.9 billion compared to Bs. 65.3 billion in 1998. This increase is due to a 19.9% volume growth combined with a weighted average real rate increase of 34.9%. Interconnection facilities charges decreased by Bs. 5.2 billion (26.2%) due primarily to a reduction of access fees received from cellular services providers in connection with a decrease of interconnection lines. Other miscellaneous charges, which include late payment charges, reconnect fees and miscellaneous charges revenues, decreased by Bs. 3.2 billion (8.3%) to Bs. 34.9 billion compared to Bs. 38.1 billion in 1998. In September 1998, CANTV made a decision not to charge late payment fees to permanently disconnected customers due to the low probability of collecting these charges. Telex service revenues decreased by Bs. 1.4 billion (65.7%) to Bs. 0.8 billion in 1999 from Bs. 2.2 billion in 1998.

Wireless Services

          Wireless services revenues increased by Bs. 100.4 billion (32.9%) to Bs. 405.5 billion compared to Bs. 305.1 billion recorded in 1998, reflecting continued strong growth in the prepaid customer base.

         Growth of 84.8% in the wireless customer base was primarily driven by the success of prepaid services during 1999. In 1999, prepaid subscribers increased by 223.6%, reaching a total of 866,340 customers at December 31,1999, compared to 267,760 prepaid customers at December 31, 1998. Postpaid customers decreased by 15.2% to 314,933 at December 31, 1999 compared to 371,347 at December 31, 1998.

         As a result of the expansion of the customer base, overall penetration, defined as the number of customers as a percentage of the total population, improved from 2.8% at December 31, 1998 to 4.9% at December 31, 1999. The growth in the prepaid customer segment primarily reflects the higher demand for affordable wireless communications as well as effective promotional campaigns which contributed to a 40.2% increase in 1999 total minutes of use over 1998. Also contributing to the revenue growth were real rate increases in the basic monthly fee and pack hour usage of 7.8% and 9%, respectively, during 1999. The introduction of the prepaid service has generated a reduction in the average revenue per user ("ARPU") to US$53 at December 31, 1999 compared to US$64 at December 31, 1998. Minutes of use per customer decreased by 21.9% in 1999, to 121 minutes per month from 155 minutes in 1998.

Other Telecommunications-Related Services

         Revenues from other telecommunications related services, including Internet services and directory publications, increased by Bs. 6.2 billion (19.1%) to Bs. 38.7 billion in 1999 from Bs. 32.5 billion in 1998. Internet revenues increased by Bs. 6.8 billion (91.5%) to Bs. 14.2 billion in 1999 due to a 78.2% increase in the subscriber base which reached 86,671 at year-end 1999.

Operating Expenses

         Total operating expenses increased by Bs. 64.8 billion (4.3%) to Bs. 1,574.0 billion in 1999 compared to Bs. 1,509.2 in 1998. This modest increase was principally the result of a significantly higher operating expenditures and depreciation and amortization offset by lower provision for uncollectibles.

         Operations, maintenance, repairs and administrative expenses increased by 20.6% in 1999 to Bs. 758.0 billion compared to Bs. 628.4 billion in 1998. The increase is attributable to the increased wireless and Internet operating expenses necessary to support the rapid growth in the customer base and service offerings of these high growth businesses. Expenses include higher marketing expenses for new advertising campaigns, expanded sales promotions and increased customer service costs. CANTV separation costs of approximately Bs. 49 billion and real salary adjustments granted to union employees, through the collective bargaining agreement signed in July 1999, also contributed to the increase. These increases in expenses were partially offset by reduced wireline contractors and network maintenance expenses.

         Depreciation and amortization expense increased by Bs. 58.9 billion (11.1%) to Bs. 587.7 billion in 1999 from Bs. 528.8 billion in 1998. The increase was due primarily to Company's ongoing program to expand and digitalize the wireless network as well as the modernization of the wireline network.

         The provision for uncollectibles decreased by Bs. 123.5 billion (55.0%) to Bs. 101.1 billion in 1999 from Bs. 224.6 billion in 1998. The decrease in uncollectible expenses reflects improvements in CANTV's collections as management continues to focus on the application of strong credit policies and improved working capital management. As a result, approximately 458,800 access lines were permanently disconnected during 1999.

         Concession and other taxes decreased by Bs. 3.7 billion (2.9%) to Bs.
123.6 billion in 1999 compared to Bs. 127.3 billion in 1998, mainly due to lower revenues.

         During December 1999, massive floods impacted Venezuela. Based on the most current information available and the limited access to the impacted areas, a one-time charge of Bs. 3.6 billion was recorded to cover possible losses. Despite the magnitude of the floods endured, the Company does not believe this natural disaster will have a material impact on its financial results.

Other Income (Expense), Net

         Total other income (expense) net totaled Bs. 38.7 billion net expense for 1999 compared to Bs. 25.5 billion net expenses for 1998. This increase is primarily due to an increase in the loss from monetary position partially offset by lower net exchange losses.

         Non-cash inflation loss totaled Bs. 5.8 billion at December 31, 1999. During 1998, the non-cash inflation gain totaled Bs. 40.1 billion. This variance represents a Bs. 45.9 billion loss primarily due to the change in the Company's monetary position, which changed from an average net liability position in 1998 to a net asset position for most of 1999 due to the Company's strong liquid position. This non-cash inflation loss was partially mitigated by 1999's generally lower inflation of 20.0% compared to 29.9% experienced in 1998.

         Exchange loss, net decreased by Bs. 17.5 billion to Bs. 29.7 at December 31, 1999 compared to Bs. 47.2 billion at December 31, 1998. The lower loss results from CANTV's reduction of its net debt position, which was partially offset by an increase in the devaluation rate to 14.9% as compared to 11.9% in 1998. The Company's average net monetary liability position decreased by US$216 million in 1999 from US$557 million in 1998.

         Interest income decreased by Bs. 1.7 billion (5.7%) to Bs. 27.5 billion for 1999 from Bs. 29.2 billion for 1998, due to slightly lower interest rates earned by the Company during 1999.

         Interest expense decreased by Bs. 12.7 billion (21.8%) to Bs. 45.6 billion in 1999 compared to Bs. 58.3 billion in 1998. This decrease is primarily generated by a reduction of the Company's debt of Bs. 47 billion in 1999 and lower interest rates on the Company's debt obligations during 1999 of 8.26% compared to 8.87% in 1998.

         During 1999, gain from the indexation of tax units increased by Bs. 3.6 billion to Bs. 11.0 billion from Bs. 7.4 billion in 1998 reflecting the inflation gain on the Company's tax credits based on a Government change in the tax unit value to Bs. 9,600 from Bs. 7,400 at year-end 1998.

Income Taxes

         The Company's income tax provision increased by Bs. 12.5 billion to Bs.
13.7 billion at December 31, 1999 compared to Bs. 1.2 billion at December 31, 1998. The increase reflects the 1999 reduction of investment tax credits resulting from lower capital expenditures, which more than offset the reduction in taxable income.

Years Ended December 31, 1997 and 1998

Operating Revenues

         Consolidated net operating revenues decreased by Bs. 44.8 billion (2.6 %) in 1998 to Bs. 1,707.8 billion compared with Bs. 1,752.6 billion reported in 1997. Growth in the wireless business, as well as strong volume increases in local, domestic and international long distance traffic was offset by long distance price reductions. In addition, operating revenues were impacted by the lag between the Wholesale and Consumer Price Indices on approved tariffs as well as differences between the inflation rates used as a basis for tariff increases and the prevailing inflation rates at the time the tariff increases were approved and implemented. See "-- Regulatory Environment."

Operating Volumes

         The total number of access lines in service decreased by 86,678 (3.2%) during 1998, to 2,615,931 at December 31, 1998, from 2,702,609 at December 31,
1997. The decline reflects the permanent disconnection of lines related to customers with uncollectible balances. Residential and commercial access lines decreased by 1.9% and 7.5%, respectively, since December 31, 1997, while the number of public telephones in service increased 7.3% during this same period, as a result of the Company's aggressive efforts to improve public telephone availability.

         Local minutes of use carried by the Company's local switched network increased by 1,781 million (15.9%) to 13,006 million minutes for the year ended December 31, 1998, from 11,225 million minutes for the year ended December 31, 1997. Residential minutes of use increased 13.6% to 7,282 million minutes from 6,410 million minutes during 1997. Commercial minutes of use increased 18.9%, to 5,724 million minutes from 4,815 million minutes for 1997. In the fourth quarter, CANTV began implementing Extended Local Area Service (EAS) in certain parts of Venezuela, which effectively shifts revenues to services that are less vulnerable to competition and elasticity. Consumers as well as the Government positively received the implementation of EAS.

         Domestic long distance minutes increased by 14.0%, to 2,668 million minutes during 1998 from 2,340 million minutes during 1997. This increase is primarily due to price reductions in real terms. Residential minutes of use increased by 18.0% to 1,135 million minutes from 962 million minutes during the year ended December 31, 1997. Commercial minutes of use increased by 11.3%, to 1,533 million minutes during 1998 from 1,378 million minutes during 1997.

         International minutes billed locally to customers in Venezuela increased by 11 million (6.9%) to 171 million for 1998 as compared to 160 million for 1997. For competitive purposes, the Company has chosen, through tariff rebalancing, to keep international rate increases below the rate of inflation. The Company's strategy is to continue to reduce its international rates in real and nominal terms, thus minimizing any revenue dependency on the highly competitive international market. In 1998, net settlement minutes with international carriers increased by 11 million (8.7%) to 137 million from 126 million in 1997.

Local Usage

         Local usage revenues increased by Bs. 19.7 billion (9.1 %) to Bs. 234.9 billion in 1998 compared to Bs. 215.2 billion in 1997. This increase is attributable to a 15.9% increase in residential and commercial local calling volumes partially offset by a real rate per minute decrease of less than one percent. In addition, in the fourth quarter of 1998, CANTV began implementing EAS in certain parts of Venezuela, which also contributed to the increase in local usage revenues.

Domestic Long Distance Usage

         Revenues from domestic long distance usage decreased by Bs. 126.2 billion (27.2%) to Bs. 338 billion in 1998 from Bs. 464.2 billion in 1997. Domestic long distance minutes of use increased by 328 million (14.0%) during 1998. This increase in domestic long distance minutes of use was accompanied by competitive rate decreases of 36.6% and 13.0% in real and nominal terms, respectively. Starting with the fourth quarter of 1998, CANTV began increasing domestic long distance prices by the full amount permitted in its Concession contract. This resulted in a 4.1% increase in the weighted average real rate compared to the third quarter of 1998.

Basic Rent

         Basic rent revenues include the basic monthly flat fee, installation charges, and subscriber right charges. These revenues increased by Bs. 16.9 billion (5.2%) to Bs. 341.2 billion in 1998 compared to Bs. 324.3 billion in 1997. The increase is primarily due to a real rate increase of 3.2% in the basic monthly flat fee. In addition, nonrecurring charges such as installation and subscriber right charges and reconnect fees increased by Bs. 4.2 billion (7.6%) as compared to 1997.

Public Telephones

         Despite a 7.3% increase since December 31, 1997 in the number of public telephone units in service, and an increase in revenue from prepaid card sales during the year, revenues from public telephones decreased by Bs. 2.8 billion (2.5%) to Bs. 108.7 billion in 1998 from Bs. 111.5 billion recorded in 1997. This decline is attributable to the increased access fees paid to cellular service providers for the increased level of traffic from public telephones to cellular telephones.

International Long Distance

         Total international long distance revenues decreased by Bs. 71.5 billion (24.4%) to Bs. 221.9 billion compared to Bs. 293.4 billion recorded in 1997. Revenues from customer charges billed locally decreased by Bs. 61.7 billion (25.5%) to Bs. 179.9 billion compared to Bs. 241.6 billion in 1997. Volume increases of 6.9% over 1997 were more than offset by tariff decreases of 30.9% and 6.0% in real and nominal terms, respectively. The overall decline in international outgoing revenue is expected to continue over the long term as the Company continues to lower its prices in real terms.

         Settlement revenue with international carriers decreased by Bs. 9.9 billion (18.9%) in 1998, to Bs. 42.0 billion compared to Bs. 51.9 billion recorded in 1997. This decrease was primarily generated by a decrease of 25.5% in real rates, offset in part by an increase of 8.7% in net settled minutes. Both years contain revenue adjustments relating to actual traffic settlements, as well as the contra-revenue associated with payments to foreign service-provider companies in accordance with contractual revenue-sharing agreements.

         The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 64.6% and 67.1% of the minutes recorded at December 31, 1997 and 1998, respectively.

Other Wireline-Related Services

         Other wireline services revenues increased by Bs. 16.2 billion (14.8%) to Bs. 125.4 billion in 1998 compared to Bs. 109.2 billion in 1997. Interconnection revenues increased by 5.0% in 1998 to Bs. 19.8 billion. Special services revenues, including private circuits, VPN services, VSAT and Frame Relay, increased by Bs. 4.8 billion (8.0%) to Bs. 65.2 billion in 1998 compared to Bs. 60.4 billion in 1997. Other revenues, which include late payment charges and miscellaneous charges, increased by 38.7% to Bs. 38.1 billion as compared to Bs. 27.5 billion in 1997.

Wireless Services

         Wireless services revenues increased by Bs. 89.8 billion (41.6%) to Bs.
305.1 billion compared to Bs. 215.3 billion recorded in 1997, reflecting strong growth in the cellular customer base and the success of 1998 promotional campaigns.

         Growth of 70.5% in the wireless customer base is driven, in part, by the success of prepaid cellular services introduced during 1997. During 1998, prepaid subscribers almost tripled, reaching a total of 267,760 customers at December 31, 1998, compared to 95,864 prepaid customers at December 31, 1997, while postpaid customers increased 33.1% to 371,347 at year-end 1998.

         Due to the expansion of the customer base, overall penetration, defined as the number of customers as a percentage of the total population, improved from 1.6% at December 31, 1997 to 2.8% at December 31, 1998. The growth in both the postpaid and prepaid customers also contributed to a 67.6% increase in total minutes of use to 945 million minutes during 1998 from 564 million minutes in 1997. Minutes of use per customer, excluding prepaid customers, increased by 7.2% to 179 minutes from 167 minutes in 1997, while prepaid minutes of use per customer decreased by 8.1% to 113 minutes from 123 minutes. Volume growth was partially offset by real rate decreases in the basic monthly fee and peak hour usage rates of 18.3% and 11.7%, respectively, during 1998.

Other Telecommunications-Related Services

         Revenues from other telecommunications-services, including Internet services and directory publications, increased by Bs. 13.0 billion (66.8%) to Bs. 32.5 billion in 1998 from Bs. 19.5 billion in 1997. Directory publishing revenues increased by Bs. 5.7 billion (30.8%) to Bs. 24.1 billion compared to Bs. 18.4 billion in 1997, as a result of increased advertising sales in telephone directories. Internet subscribers increased to 58,000 at year-end 1998, reflecting strong growth over 1997. 1998 Internet access revenues totaled Bs. 7.4 billion.

Operating Expenses

         Total operating expenses increased Bs. 221.6 billion (17.2%) to Bs. 1,509.2 billion in 1998 from Bs. 1,287.6 billion in 1997. The variance was largely attributable to the Bs. 162.7 billion increase in the provision for uncollectibles. The increase in uncollectible expenses reflects the deterioration in the quality of the collection processes, in prior periods, and the worsening Venezuelan macroeconomic outlook.

         Operations, maintenance, repairs, and administrative expenses increased 4.2% in 1998, totaling Bs. 628.4 billion compared to Bs. 603.3 billion in 1997. The increase was primarily attributable to operating expenditures necessary to support the Company's robust wireless revenue growth, including higher marketing expenses for new advertising campaigns, expanded sales promotions and increased to customer service costs. The increase also includes contractor expenses incurred to upgrade the Company's information technology systems, including projects related to the year 2000 conversion. These increases were partially offset by a decrease in labor-related expenses due to lower pension expense as a result of changes in actuarial assumptions during 1998 and lower costs associated with the Company's work force reduction program. In 1998, the Company reviewed and updated its actuarial assumptions for employee turnover and the rate of inflation to reflect actual experience. These changes reduced pension expense by Bs. 30.4 billion.

         Depreciation and amortization expense increased Bs. 29.9 billion (6.0%) to Bs. 528.8 billion in 1998 from Bs. 498.9 billion in 1997. The increase was due primarily to higher levels of plant in service resulting from continued expansion and modernization of the wireline and wireless network.

         Concession and other taxes increased by Bs. 3.7 billion (3.0%) to Bs.
127.3 billion in 1998 from Bs. 123.6 billion in 1997, due primarily to higher value-added taxes generated by increased purchases of goods and services.


Other Income (Expense), Net

         Total other income (expense) net totaled Bs. 25.5 billion net expense for 1998 compared to other income, net of Bs. 70.3 billion for 1997. This variance is primarily the result of greater net exchange losses coupled with a lower non-cash inflation gain.

         Net exchange losses increased by Bs. 32.4 billion to Bs. 47.2 billion for 1998 from Bs. 14.8 billion for 1997. The increase in 1998 is due to higher bolivar devaluation against the U.S. dollar during the year as well as exchange losses incurred on the Company's Japanese yen-denominated debt generated by the appreciation of the yen against the U.S. dollar.

         The Company's non-cash inflation gain decreased by Bs. 85.7 billion (68.1%) to Bs. 40.1 billion for 1998 from Bs. 125.8 billion for 1997. This decrease is attributable to lower annual inflation in 1998 as measured by the Consumer Price Index of 29.9% versus 37.6% in 1997, as well as a reduction in the Company's average net monetary liability position.

         Interest income increased by Bs. 10.4 billion (55.2%), to Bs. 29.2 billion for 1998 from Bs. 18.8 billion for 1997, due to higher average short-term investments offset, in part, by slightly lower interest rates earned by the Company during 1998.

         Slightly lower interest rates on the Company's debt obligations during 1998 of 8.87% compared to 8.93% in 1997, contributed to a Bs. 2.5 billion (4.2%) decrease in interest expense to Bs. 58.4 billion for the year ended December 31, 1998 from Bs. 60.9 billion for 1997.

         During 1998, the Company recognized a Bs. 7.4 billion gain on the indexation of tax units, representing the inflation gain on the Company's tax credits based on a Government change in the tax unit value.

Income Taxes

         The Company's income tax provision primarily reflects lower taxable income, the retroactive tax benefit related to a favorable court ruling allowing investment tax credits to be indexed for inflation and the reversal of an existing provision recorded in 1997.

Financial Condition, Liquidity and Capital Resources

         The following table summarizes cash flow data for the Company for the years ended December 31, 1997, 1998, and 1999:

                                                                     Year Ended December 31,
                                                         -----------------------------------------------------
                                                           1997 (1)       1998 (1)     1999 (1)     1999 (2)
                                                         --------------  ------------  ----------   ----------
Cash and temporary investments
    Beginning of the year                                     102,864       146,068     136,964          211
                                                              -------    ----------     -------          ---
Operating activities:
---------------------
Net income                                                    414,549       171,871      89,204          137
                                                              -------      --------      ------          ---
Adjustments to reconcile net income
    to net cash provided by
    operating activities                                      449,768       760,553     724,381        1,116
Changes in current assets and liabilities                    (101,756)     (281,624)     (9,283)         (14)
Changes in non-current assets and
    Liabilities                                               (61,021)       (4,851)    (10,386)         (16)
                                                              -------      --------    -------          ---
    Net cash provided by operating activities                 701,540       645,949     793,916        1,223
                                                              -------    ----------    -------        -----
Investing activities:
---------------------
Capital expenditures, net of disposals                       (533,146)     (490,011)   (350,792)        (540)
                                                             --------    ----------    --------         ----
    Net cash used in investing activities                    (533,146)     (490,011)   (350,792)        (540)
                                                             --------    ----------    --------         ----
Financing activities:
---------------------
Proceeds from borrowings                                      209,015       198,410          --           --
Payments of debt                                             (281,188)     (153,577)    (34,832)         (54)
Dividend payments                                             (26,655)     (174,794)   (162,406)        (250)
Share repurchase                                                   --            --      (2,680)          (4)
                                                             --------    ----------    --------         ----
    Net cash used in financing activities                     (98,828)     (129,961)   (199,918)        (308)
                                                              -------    ----------    --------         ----
Increase in cash and temporary
    investments before loss in purchasing
    power of cash and temporary investments                    69,566        25,977     243,206          375
Loss in purchasing power of cash and
    temporary investments                                     (26,362)      (35,081)    (57,086)         (88)
                                                              -------    ----------     -------          ---
Increase (decrease) in cash and temporary
    investments                                                43,204        (9,104)    186,120          287
                                                              -------    ----------     -------          ---
Cash and temporary investments
    end of the year                                           146,068       136,964     323,084          498
                                                              =======    ==========     =======          ===

--------------------

(1)  Bolivar amounts are in constant bolivars as of December 31, 1999.
(2) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 649.25 = US$1.00, the Daily Exchange Rate on December 31, 1999. See "Exchange Rates."

    Years Ended December 31, 1998 and 1999

         Free cash flow (net cash provided by operating activities minus capital expenditures) increased by Bs. 287.2 billion to Bs. 443.1 billion as compared to the same period a year ago. This increase was primarily due to improved working capital management combined with lower capital expenditures.

         Net cash provided by operating activities increased Bs. 148.0 billion (22.9%) to Bs. 793.9 billion for the year ended December 31, 1999 from Bs. 645.9 billion for the year ended December 31, 1998, primarily due by an improvement of the provision for uncollectibles accounts, a decrease of the inventory levels and to lower operating expenses.

         Capital expenditures decreased by Bs. 139.2 (28.4%) to Bs. 350.8 billion in 1999 compared to Bs. 490.0 billion in 1998. During 1999, the Company reduced its investment program. Capital expenditures made during the period were for the continued modernization of its wireline network and the expansion of both its wireless and Internet platforms. The Company funded these expenditures with internally generated funds. See "Item 1. Description of Business -- "Domestic Telephone Services -- International Long Distance Services -- Wireless Services -- Other Telecommunications-Related Services."

         The net cash used in financing activities increased by Bs. 69.9 billion (53.8%) to Bs. 199.9 billion in 1999 compared to Bs. 130.0 billion in 1998. Net cash used in financing activities was mainly allocated as follows, Bs. 34.8 billion in debt payments, Bs. 162.4 billion in dividend payments, and Bs. 2.7 billion in the share repurchase program at December 31, 1999. Debt service and dividend payments were covered with internally generated funds.


Years Ended December 31, 1997 and 1998

         Net cash provided by operating activities decreased by Bs. 55.6 billion (7.9%) to Bs. 645.9 billion for the year ended December 31, 1998 from Bs. 701.5 billion for the year ended December 31, 1997, primarily due to higher payments to suppliers for purchases of goods and services.

         Capital expenditures totaled Bs. 490 billion in 1998. The majority of the investments in 1998 were made to expand the Company's wireline network to connect with the Pan American fiber optic submarine cable system and to complete segments of the Company's high capacity broadband fiber optic network as well as to continue with the modernization and digitalization of central offices. See "Description of Business -- International Long Distance Services." Additional investments were made during the year to improve and expand the wireless and data networks to facilitate the rapid growth of these services. A substantial portion of the funds necessary for expansion of the wireless network were from proceeds of the agreement with the International Finance Corporation ("IFC") as discussed below. During 1998, CANTV's capital expenditures were funded with cash generated by operating activities.

         The Company used net cash of Bs. 130.0 billion for financing activities during the year ended December 31, 1998, representing Bs. 153.6 billion in debt payments and Bs. 174.8 billion in dividends, offset in part by Bs. 198.4 billion in proceeds from additional borrowings. In March 1998, the Company paid US$150 million of debt outstanding under an agreement with the IFC with the proceeds from the sale of variable interest rate notes. During 1998, Movilnet received US$95 million in proceeds from an agreement with the IFC, which were used for expansion and modernization of the wireless network. See Note 11 to the Audited Financial Statements.

Liquidity and Capital Resources

         As of December 31, 1999, the Company's current assets totaled Bs. 907.0 billion, an increase of Bs. 113.3 billion (14.3%) compared to Bs. 793.7 billion at December 31, 1998. The Company's current liabilities totaled Bs. 544.5 billion at December 31, 1999, an increase of Bs. 21.5 billion (4.1%) compared to Bs. 523.0 billion at December 31, 1998. As a result, the Company's working capital ratio increased slightly to 1.7% at December 31, 1999, from 1.5% at December 31, 1998.

         Accounts receivable from Government entities increased by Bs. 20.6 billion (20.5%) during the year, to Bs. 121.2 billion at December 31, 1999 from Bs. 100.6 billion at December 31, 1998. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. The amounts that Government pays for telecommunication services are limited by its annual budgets. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of financial instruments for the purpose of paying certain outstanding obligations including those related to the utilization of telephone services. The amount of bonds permitted to be issued for payment of debts owed CANTV under such legislation totaled Bs. 63.2 billion. The Government has stated that it plans to issue such financial instruments by July 30, 2000; however, the terms and tenure have not been defined by the Government. The Company still faces uncertainty regarding the timing of collections from Government entities. See Note 8 to the Audited Financial Statements.

         During 1999, the Company reduced its total debt obligations by Bs. 47.9 billion (10.8%). As of December 31, 1999, the Company's outstanding indebtedness totaled Bs. 395.1 billion, with Bs. 53.5 billion classified as short-term, as compared to total debt of Bs. 443.0 billion with Bs. 37.2 billion classified as short-term at December 31, 1998. The Company continues to maintain a strong capital structure as evidenced by a 12.7% debt-to-equity position at December 31, 1999. The Company believes that its capital structure positions it to handle the impacts of Venezuela's difficult macroeconomic outlook.

         During 1999, the Company continued generating strong cash flows due to strong working capital management combined with lower capital expenditures. While there is no assurance that current liquidity levels can be maintained in the future, operating cash inflows are expected to continue to be strong based on the Company's growth strategies and continued demand for telecommunications services in Venezuela.

         The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company mainly uses the borrowings for the purchase of equipment through supplier financing arrangements. During 1999, the Company did not acquire new borrowings, partially due to the reduction of the investment plans. The Company also has access to credit lines with various Venezuelan banks to meet its short-term financing requirements if necessary. Future use of cash for financing activities will depend on capital structure requirements as well as capital market conditions.

         The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this to continue in the future. The expansion and modernization of the Company's telecommunications network and the introduction of new services since privatization have required significant capital expenditures, which have totaled over US$4.3 billion from January 1, 1992 to December 31, 1999, based on nominal bolivars converted to U.S. dollars on the basis of average exchange rates during each year in the relevant period. These capital expenditures and improvements have been financed through operating cash flows and debt in U.S. dollars and Japanese yen. At December 31, 1999, the Company had net U.S. dollar and other foreign currency-denominated liabilities totaling US$136 million. Reductions in the value of the bolivar against the U.S. dollar and other foreign currencies have severely affected the business and results of operations of the Company in the past and may continue to do so in the future. Although the Company continually reviews opportunities to minimize its exposure to devaluation, the Company currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. If the value of the bolivar relative to the U.S. dollar and other foreign currencies were to continue to decline as it did during the period from 1997 to 1999, the Company's results of operations and stockholders' equity could be adversely impacted by additional exchange losses. See "Item 6. Exchange Controls and Other Limitations Affecting Security Holders" and "Item 9A. Quantitative and Qualitative Disclosures About Market Risk." The Company currently has a foreign currency debt reduction plan in order to reduce an adverse impact due to a strong devaluation.

         The Company's capital expenditures for 2000 are estimated to be US$550 million, with approximately US$388 million dedicated to the wireline business, US$146 million to the wireless business and US$16 million to Internet and others. The capital expenditure program for 2000 maintains similar expenditures compared to 1999. The Company is prepared to reduce this further if economic conditions warrant. Capital expenditures are expected to drop to lower levels in the 2001 to 2004 planning periods. Based on its current working capital surplus, the Company believes that it will generate adequate internal resources to fund anticipated capital expenditures.

         The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores ("CNV") regulate the Company's ability to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See Note 15 to the Audited Financial Statements. The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any income shall initially be applied to offset such accumulated losses. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirement of the Capital Markets Law is subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

         In October 1998, a new Capital Markets Law was passed. One of the principal changes is that dividends must be declared in shareholders' assembly during which the shareholders determine the amount, form, and frequency of the dividend payment, and that dividend policies must be stated in the company's by-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law. See Note 22 to the Audited Financial Statements for a discussion of additional changes under the new law.

         Net income for dividend purposes for the year ended December 31, 1999 was Bs. 78.5 billion, calculated on an unconsolidated basis after eliminating the equity participation in subsidiaries.

Year 2000 Conversion

         The year 2000 issue concerns the potential inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000, and has significant implications. The Company has had an active Year 2000 Program in place since 1997. Although the Company maintains a significant portion of its own systems and infrastructure, it also depends on certain material external supplier products that the Company must verify are year 2000 compliant as a condition of their use. The Company's program is modeled after GTE's year 2000 program, and GTE is providing the methodology and technical support in connection with this project.

         The Company experienced no significant effects arising from the transition into the year 2000, and its customers had no problems resulting from the transition into year 2000. The Company completed its year 2000 renovation, conducted system testing and returned to production the essential systems that support its businesses in advance of December 31, 1999. With the successful transition into the year 2000, the Company has eliminated the risk generated by the rollover to January 1, 2000.

         During 2000, the Company will continue its plan to manage any potential time-date interruptions including, potential gradual system degradation after January 1, 2000 possible accumulation of processing errors or degraded performances.

         The Company's Year 2000 program totaled approximately US$56 million. The resources for year 2000 program have come from funds generated from operations.

Legal Contingencies

         The Company is involved in numerous administrative and judicial proceedings. The majority of these legal proceedings have been filed by former employees requesting additional severance benefits. Based on the opinion of its external legal counsel handling these proceedings, management considers that a substantial number of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 1999 for all such matters. There are no legal pending proceedings, other than ordinary routine litigation incidental to the Company's business, which are material to the Company.

         During 1998, the Company was advised of a legal claim filed by Manufacturas Plasticas Telefonicas, C.A. ("Maplatex"), asserting breach of contract by CANTV in connection with a telephone equipment supply contract and claiming damages totaling Bs. 26.6 billion. In June 1999, the judicial proceeding was closed. The parties agreed to settle their dispute pursuant to a settlement agreement under which CANTV agreed to pay Maplatex Bs. 1.9 billion (expressed in billion of constant bolivars at June 30, 1999). See "Item 3. Legal Proceedings" and Note 19(c) to the Audited Financial Statements.

Recently Issued Accounting Pronouncements

         As a result of a change to Venezuelan accounting standards, effective in 1999, the Company recognized postretirement benefits other than pensions systematically over employee's service periods in the amount of Bs. 155.8 billion at December 31, 1999. See Note 14 to the Audited Financial Statements.

         The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting and reporting standards for derivatives and hedging activities. The Company currently does not engage in hedging activities as there is no substantial market for financial instruments and derivatives in Venezuela and, therefore, is not required to adopt SFAS 133. See Note 27(f) to the Audited Financial Statements.

Amendment to the Income Tax Law

         On October 22, 1999 the National Government published in the Extraordinary Official Gazette N(degree) 5390, The Partial Reform of the Income Tax Law (the "Amended Law"). The most significant changes effective from periods beginning after the publication of the Law are as follows: implementation of the price transfer regime for imports and exports of goods and services between related companies. Losses from adjustment for inflation will be carried forward up to one period. Tax adjustments for inflation will not be applicable to taxpayers in the preoperating stage. Investment tax credits in fixed assets for industrial companies will be 10% of the amount of new investments and will be applied for the five years from the effective date of the Amended Law. A new credit of 10% is provided on the Venezuelan personnel hired from the effective date of the Amended Law until December 31, 2000.

         Additionally, the Amendment to the Income Tax includes some regulations which will be effective from January 1, 2001, as follows: a new taxation on worldwide income applicable to income obtained by individuals or companies residing or domiciled in Venezuela and for non-resident individuals or companies that have fixed basis or permanent establishment in Venezuela. See "Item 7. Taxation." It allows a credit for income taxes paid abroad. A proportional tax on dividends is introduced equivalent to 34%. See Note 23 to the Audited Financial Statements.

Cautionary Statement Regarding Forward-Looking Statements

         In this Management Discussion and Analysis, the Company has made forward-looking statements. These statements are based on the Company's estimates and assumptions and are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in this Management Discussion and Analysis and elsewhere in this Form 20-F, including factors set forth under the caption "Forward-Looking Information." If future events and actual performance differ from the Company's assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

         The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

         The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high quality European, U.S. and/or Latin American issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment by investing with European, U.S. and/or Latin American issuers that are guaranteed by wholly-owned foreign companies with high credit quality securities.

         The Company mitigates default risk by investing in highly liquid U.S. dollar short-term investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

         The majority of the Company's indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company has not signed any hedge contract against foreign currency exposures, but keeps cash reserves in U.S. dollars and Japanese yen as a natural hedge to meet financing obligations.

         The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company's investment portfolio and debt obligations at December 31, 1999 (in million of bolivars, translated at the Daily Exchange Rate on December 31, 1999):

                                Weighted
                                Average
                                Interest                                   Year of Maturity
                                  Rate        2000       2001       2002        2003      2004     Thereafter      Total
                                ----------  ----------  --------  ----------  ---------  --------  ------------  ----------
Investment portfolio:
--------------------
U.S. dollars
    Certificates of deposit         5.75%      94,658        --          --         --        --            --      94,658
    Overnight deposits              3.52%       1,012        --          --         --        --            --       1,012
    Commercial paper                6.50%     161,820        --          --         --        --            --     161,820

Japanese yen
    Certificates of deposit         0.15%      29,568        --          --         --        --            --      29,568

Bolivars
    Certificates of deposit        16.69%      23,188        --          --         --        --            --      23,188
    Overnight deposits              4.07%       6,312        --          --         --        --            --       6,312
    Long-term Government bonds     16.85%       6,518        --          --         --        --            --       6,518
                                            ----------  --------  ----------  ---------  --------  ------------  ----------
Total                                         323,076        --          --         --        --            --     323,076
                                            ==========  ========  ==========  =========  ========  ============  ==========

Debt Obligations:
----------------
U.S. dollars
    Fixed rate
    ----------
    Guaranteed notes                9.06%          --        --      64,925         --    64,778            --     129,703
    Bank loans                      6.77%       1,529       889       1,279        640        --            --       4,337
    Notes payable to suppliers      7.45%       2,950     1,180         960         --        --            --       5,090

    Variable rate
    -------------
    Notes                           7.50%      19,477    22,724      29,216     17,855        --            --      89,272
    IFC loans                       7.75%       9,333     9,333       9,333      9,333     9,333        31,245      77,910
    Bank loans                      6.16%       5,827     4,242       2,378         --        --            --      12,447

Japanese yen
    Fixed rate
    ----------
    Bank loans                      5.80%       6,852     6,852       6,852      6,852     6,852        30,836      65,096

Bolivars
    Variable rate
    -------------
    Bank loans                     27.27%       7,553     1,956         515        708       530            --      11,262
                                            ----------  --------  ----------  ---------  --------  ------------  ----------
Total                                          53,521    47,176     115,458     35,388    81,493        62,081     395,117
                                            ==========  ========  ==========  =========  ========  ============  ==========

Item 10.          Directors and Officers of Registrant

Directors

         CANTV is managed by its Board of Directors which, in accordance with its by-laws, consists of the President of CANTV and eight principal directors, each of whom will have an alternate to act in the absence of such director. The members of the Board of Directors are elected in annual shareholder meetings. Until January 1, 2001, the President and four principal directors, who comprise a majority of the Board of Directors, are to be elected by VenWorld, as the holder of the Class A Shares and two principal directors are to be elected by the Government as the holder of the Class B Shares. Holders of Class C Shares will have the right, voting as a separate class, to elect two directors provided such shares represent at least 8% of CANTV's share capital and the right to elect at least one director, provided such shares represent at least 3% of the equity share capital of CANTV. After January 1, 2001, the Government will have the right to elect one principal director subject to the Government continuing to own at least one Class B Share. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by any other Classes of CANTV's equity shares voting as separate classes. Accordingly, after January 1, 2001, holders of all shares voting as single class will be entitled to elect (a) the President and the four principal directors which holders of Class A Shares are currently entitled to elect; (b) one of the two principal directors which the Government as holder of Class B Shares is currently entitled to elect; and (c) up to two additional principal directors if Class C Shares represent less than 8% or 3% of the equity capital of CANTV as described above and an additional one principal director of the Government ceases to own any Class B Shares. The Government has indicated its intention to retain at least one Class B Share.

         The entire Board of Directors, and their alternates, is elected annually, and each serves until a successor is elected and takes office. Directors may be removed and replaced in the same manner they were designated prior to the end of their term by the same class or classes of stockholders who designated them as directors. Until a vacancy is filled, the respective alternate fills temporary and permanent absences of principal directors. CANTV's by-laws require that the Board of Directors meet at least once every three months. A quorum at any meeting of the Board of Directors is five members.

         CANTV's current directors are:

               Name                                          Position                      Held Since
-----------------------------------------           ---------------------------    ---------------------------
Nominated by VenWorld:
   Gustavo Roosen                                    President                           June 1995
   Kathleen Hishinuma                                Alternate Director                  March 2000
   Fares F. Salloum                                  Director                            March 1998
   Al Giammarino                                     Alternate Director                  March 1999
   Vicente Llatas                                    Director                            March 2000
   Luis Esteban Palacios                             Alternate Director                  December 1991
   Francisco Aguerrevere                             Director                            March 1998 (1)
   Luis Jose Diaz Zuloaga                            Alternate Director                  March 1999
   Rafael Hernandez Garcia                           Director                            March 1999
   Jose Manuel Santero Munoz                         Alternate Director                  March 1999


Nominated by the Government:
   Adil J. Coury                                     Director                            January 1996
   Alberto Maman                                     Alternate Director                  August 1998
   Raul Arreaza Coliza                               Director                            March 1994
   Haydee Deutsch Martinez                           Alternate Director                  March 1994


Nominated by CANTV Employees
  and Retirees:
   Ubaldo Suniaga                                    Director                            March 2000
   Pedro Gonzalez                                    Alternate Director                  March 2000
   Alcides Guzman                                    Director                            March 1999
   Abdul Chaaban                                     Alternate Director                  March 2000
----------------------

(1) Served from December 1991 to March 1995 as Director, from March 1995 to March 1996 as Alternate Director, from March 1996 to March 1997 again as Director and from March 1997 to March 1998 again as Alternate Director.

         The Board of Directors has an Audit Committee (consisting of Messrs. Masin, Salloum, Aguerrevere, Hernandez, Arreaza, Maman, Roosen and Guzman) and a Shareholders' Relations Committee (consisting of Messrs. Palacios, Zuloaga, Coury, Deutsch, Guzman, Gonzalez, Marquez and Suniaga). The Finance Committee was eliminated during 1998.

Executive Officers

         Until January 1, 2001, the President of CANTV is selected by VenWorld, as the holder of the Class A Shares. After January 1, 2001, holders of all shares voting as a single class will be entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

       The Company's current executive officers are:

                                                                                                Current Position
Name                                                       Position                                Held Since
--------------------------------            ----------------------------------------    ----------------------------------
Gustavo Roosen                              President, Chairman and                              June 1995
                                            Chief Executive Officer, CANTV

Vicente Llatas                              Executive Vice President and                         May 1998
                                            Chief Operating Officer

Alvaro Benavides                            General Manager,                                     April 1993
                                            Communications and External
                                            Relations

Alberto Briceno                             General Manager, Planning                            September 1998


Luis E. Bottaro Lupi                        General Manager,                                     June 1996
                                            General Counsel

Regulo Carpio                               General Manager                                      September 1999
                                            Information Systems

Kathleen de lzaguirre                       General Manager,                                     March 1998
                                            Network

Luis de Leon                                General Manager,                                     July 1994
                                            Shared Services

Miguel Genova                               General Manager,                                     January 1998
                                            Regulatory Affairs

Pedro Gonzalez                              General Manager,                                     June 1998
                                            Human Resources

David N. Schoenberger                       General Manager,                                     June 1997
                                            Chief Financial Officer

Miguel Benatuil                             President, CANTV Servicios                           April 1997

Guillermo Olaizola                          President, Movilnet                                  January 1996

         Set forth below is biographical information concerning the Company's executive officers:

         Gustavo Roosen, President, Chairman and Chief Executive Officer, CANTV. Mr. Roosen has been the President, Chairman and Chief Executive Officer since June 1995. He was President of Petroleos de Venezuela S.A. from 1992 to March 1994. He has served as President of the Junta Interventora del Banco Latino (the Government-created committee charged with reorganizing Banco Latino) since March 1994, Special Commissioner for the Reform of the National Financial System since April 1994 and has served and continues to serve on the boards of directors of many Venezuelan companies, including Envases Venezolanos, S.A.. Mr. Roosen also served as General Coordinator of the Food Division of Organizacion Polar, an industrial holding company incorporated in Venezuela, from 1978 to 1989, President of the Caracas Chamber of Commerce from 1986 to 1988 and Vice President of the Banking Association from 1981 and 1983. Mr. Roosen was Minister of Education of the Republic of Venezuela from 1989 to 1992. He received a law degree from the Universidad Catolica Andres Bello in

1966 and a Master in Comparative Jurisprudence degree in Comparative Law from New York University School of Law in 1968.

         Vicente Llatas, Executive Vice President and Chief Operating Officer. Mr. Llatas has been the Executive Vice President and Chief Operating Officer since May 1998. Mr. Llatas holds an Electrical Engineering degree from Universidad Central de Venezuela and a Master's Degree from Union College, New York. His professional experience encompasses 33 years in the Petroleum Industry of Venezuela. Mr. Llatas joined Creole Petroleum Corporation in 1964, holding various managerial positions throughout Venezuela. In 1977, he was named Manager of Lagoven's eastern division and in 1980, he became Assistant Production Manager. In 1984, Mr. Llatas was appointed International Marketing Manager and in 1986 was named member of the Board of Directors of Lagoven. He became Vice President of Bitumenes Orinoco, S.A. (BITOR), a subsidiary of Petroleos de Venezuela, S.A., in 1988. He was appointed Trading and Supply Coordinator of Petroleos de Venezuela S.A., in 1990. In 1994, he was appointed Vice President of Lagoven, until September 1997, and served as President of Lagoven prior to accepting his current position at CANTV.

         Alvaro Benavides, General Manager, Communications and External Relations. Mr. Benavides has served as General Manager, Communications and External Relations, since April 1993. Prior to joining CANTV, he served at Banco de Venezuela as Executive Vice President of Marketing and Communications. He also served as managing editor of El Nacional, a leading Venezuelan daily paper. He received a Bachelor of Arts degree in Communications from UCV in 1972 and a Master's degree in Mass Communications from the University of Leicester, England in 1981.

         Alberto Briceno, General Manager, Planning. Mr. Briceno has been General Manager Planning since September 1998. He received a Bachelor of Science degree in Engineering from UCV in November 1969 and a Master's degree from Stanford University, California. His professional career encompasses 27 years of experience in the Venezuelan oil industry. Mr. Briceno joined Creole Petroleum Corporation in 1970. In August 1985, he was appointed Manager of Lagoven's International Sales, and in 1988 he was named Manager of Strategic Planning at Petroleos de Venezuela S.A.. From 1992 to 1994, he served as Deputy Vice President at Citgo Petroleum Corporation in Tulsa, Oklahoma. In 1994, he was appointed Member of the Board of Director for Corpoven and was named Executive President for PDV-Gas in 1997.

         Luis E. Bottaro Lupi, General Manager, General Counsel. Mr. Bottaro has served as General Manager, General Counsel since June 1996. Prior to joining the Company, he served as General Counsel for Lagoven S.A., a subsidiary of Petroleos de Venezuela S.A. from 1991 to 1996. From 1987 to 1991, he served as General Counsel for Maraven S.A., a subsidiary of Petroleos de Venezuela S.A. From 1970 to 1987, Mr. Bottaro served as staff attorney for Shell de Venezuela, N.V., and Maraven S.A. He received a law degree from Universidad de Los Andes in Venezuela in 1969 and a Master in Comparative Jurisprudence from New York University in 1987.

         Regulo Carpio, General Manager, Information Systems. Mr. Carpio has served as General Manager, Information Systems since September 1999. Prior to such time, Mr. Carpio served as Manager, CANTV 2000 Project since January 1998. From 1985 to 1989 he served as Consultant for Krygier, Morales y Asociados (Arthur Andersen) and from 1989 to 1994 also served as Systems Manager at Industrias Savoy (Polar Company). He received a Bachelor of Science in Computing Engineering from the Universidad Simon Bolivar in Venezuela in 1985, and a Master's degree in Systems Engineering at the same university in 1990. He attended the Advanced Management Program at Instituto de Estudios Superiores de Administracion (IESA) in 1994.

         Kathleen de Izaguirre, General Manager, Network. Ms. Izaguirre has served as General Manager, Network, since March 1998. Prior to such time, Ms. Izaguirre served as Executive Vice President, Planning and Technology and Corporate Realignment, since June 1997 and as Executive Vice President, Planning and Technology, since July 1996. She has also occupied various managerial positions at CANTV and Venezolana de Cementos C.A.. She received a Bachelor of Science degree in Electrical Engineering from Universidad Metropolitana in Venezuela in 1975.

         Luis de Leon, General Manager, Shared Services. Mr. de Leon has served as General Manager, Shared Services, since July 1994. Prior to that time, he served at Cerveceria Polar C.A., a brewery and beer distribution company incorporated in Venezuela, as Director of Human Resources from 1992 to 1994, Director of Operations, from 1986 to 1992 and occupied various managing positions from 1979 to 1985. Mr. De Leon also worked in various managing positions at Electricidad de Caracas from 1966 to 1979. He received a B.A. in Industrial Engineering from Universidad Catolica Andres Bello in Venezuela in 1966.

         Miguel Genova, General Manager, Regulatory Affairs. Mr. Genova has served as General Manager, Regulatory Affairs, since January 1998. Prior to that time, he served as consultant for the Vice Presidency Planning and Technology of CANTV, Presidency of Movilnet, and CANTV Servicios, Vice Presidency Assistant to the President of CANTV, Instituto de Estudios Superiores de Administracion IESA, Petroleos de Venezuela S.A., Hidroven, Fondo de Inversiones de Venezuela, CONICIT and others. He also occupied the Presidency of CONATEL from 1992 to 1993 and managerial positions at Ministry of Infrastructure (previously, known as Ministry of Transportation and Communication) from 1990 to 1991. During this period, he managed processes such as the privatization of CANTV, the creation of CONATEL and the deregulation of the telecommunications industry. He received a B.S. in Electrical Engineering from UCV in 1970 and a Master's degree in Development and Planning from UCV in 1978.

         Pedro Gonzalez, General Manager, Human Resources. Mr. Gonzalez has served as General Manager, Human Resources, since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, he served as the Vice President of Human Resources for United Distillers of Venezuela, and from 1978 to 1992 as Human Resources Manager for Warner Lambert in both Venezuela and Argentina. Mr. Gonzalez also served as Human Resources Manager for Banco Mercantil y Agricola from 1976 to 1978. He received a B.A. in Philosophy from Universidad Catolica Andres Bello in Venezuela in 1972 and a B.A in Industrial Relations in 1975.

         David N. Schoenberger, General Manager, Chief Financial Officer. Mr. Schoenberger was appointed General Manager, Chief Financial Officer in June 1997 having served as Controller since 1996. Prior to that he occupied various executive positions at the Company since 1992, including as Director of Billing and Revenue Accounting from June 1995 to 1996, and Vice President, Finance/Controller of Caveguias from 1992 to 1995. Before joining the Company, Mr. Schoenberger served in various capacities at GTE since 1983. He received a B.A. from Tulane University in 1976 and an M.B.A. from Loyola University in 1979.

         Miguel Benatuil, President, CANTV Servicios. Mr. Benatuil was appointed President of CANTV Servicios in April 1997. Since 1983 to 1997 he founded and managed Infotrol a high-tech enterprise serving the telecommunication and security markets. Prior to such time, he founded and managed AETI, a Venezuelan supplier company of data communication systems for industrial applications from 1978 to 1983. He received a Bachelor of Science degree in Electronic Engineering from Universidad Simon Bolivar in Venezuela in 1975.

         Guillermo Olaizola, President, Movilnet. Mr. Olaizola has served as President of Movilnet since January 1996. Prior to that, he founded and served as President of the following companies: Logramsa S.A., GlobalNet C.A., OpenLink C.A. and TRUEnet C.A., which are engaged in telecommunications related businesses and Fonomet C.A., which is engaged in the design and manufacture of metal parts for the electronics industry. He has also served on the Board of Directors of CAFADAE, AFETEL, CANAEMTE, FUNDAVAC and FARMATODO. He received an Electrical Engineering degree from the Universidad Simon Bolivar in Venezuela in 1976, and has attended management courses at Instituto de Estudios Superiores de Administracion IESA and Duke University.


Item 11.      Compensation of Directors and Officers

         For the year ended December 31, 1999, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 1,880.7 million (US$3.1 million), and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for principal directors, alternate directors and executive officers, pursuant to existing plans, was Bs. 1,003.5 million (US$1.7 million).

Item 12.       Options to Purchase Securities from Registrant or Subsidiaries

          Not applicable.


Item 13.          Interest of Management in Certain Transactions

         In the ordinary course of its business, the Company engages in a variety of transactions with members of VenWorld and their respective affiliates. Inventories, supplies, plant and equipment of Bs. 20.7 billion, Bs.
29.9 billion and Bs. 23.7 billion for the years ended December 31, 1997, 1998 and 1999, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 14.3 billion, Bs. 6.6 billion, and Bs. 19.9 billion for the years ended December 31, 1997, 1998 and 1999, respectively. Net operating revenues of Bs. 26.0 billion, Bs. 13.7 billion and Bs. 10.2 billion, were recognized for the years ended December 31, 1997, 1998 and 1999, respectively, with respect to the settlement of international telephone traffic with affiliates. The Company has recorded net payables to GTE and AT&T affiliates for all such transactions of Bs. 13.5 billion and Bs. 2.3 billion, respectively, at December 31, 1998 and Bs. 7.5 billion and Bs. 1.0 billion, respectively at December 31, 1999.

                                    PART II

Item 14.  Description of Securities to be Registered

       Not applicable.

                                    PART III

Item 15.  Defaults upon Senior Securities

         Due to adverse economic factors in Venezuela, including recession, high inflation, devaluation and the imposition of exchange controls in June 1994, the Company was unable to make payments on US$525 million of its outstanding bank debt and US$21 million of its obligations with certain vendors. On August 25, 1995, the Company and a Bank Advisory Committee entered into a refinancing agreement (the "Refinancing Agreement"), relating to such US$525 million of its outstanding debt and certain of the Company's vendors entered into similar agreements extending the payment terms for existing obligations. The revised terms included no forgiveness of principal or interest. The Company prepaid all amounts outstanding under the Refinancing Agreement during 1996 and 1997.

Item 16. Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds

         Not applicable.

                                    PART IV

Item 17.  Financial Statements

         Not applicable.


Item 18.  Financial Statements

         Please refer to Item 19.

Item 19.  Financial Statements and Exhibits

(a)  Financial Statements

                                                                                                      Page
                                                                                                      ----
Index........................................................................................          F-1
Report of Independent Public Accountants.....................................................          F-2
Consolidated Statements of Operations for the Years Ended December 31, 1997, 1998 and 1999...          F-3
Consolidated Balance Sheets as of December 31, 1998 and 1999.................................          F-4
Consolidated Statements of Changes in Stockholders' Equity for the Year
  Ended December 31, 1997, 1998 and 1999.....................................................          F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999...          F-6
Notes to the Audited Consolidated Financial Statements for the Years
  Ended December 31, 1997, 1998 and 1999.....................................................          F-7

(b)  Exhibits

      Exhibit Index ...................................................................................91

      Exhibit 10: Agreement dated February 21, 2000 between The Bolivarian
      ----------
      Republic of Venezuela, acting through its Ministry of Infrastructure, and Compania Anonima Nacional Telefonos de Venezuela (CANTV)

      All supplementary schedules relating to the Registrant are omitted because they are not required or because the required information, where material, is contained in the Audited Financial Statements or Notes thereto.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                       (CANTV)

                                      (Registrant)



                       By:  /S/ David N. Schoenberger
                          ---------------------------------------------------
                                           (Signature)
                             Name: David N. Schoenberger
                             Title:    General Manager, Chief Financial Officer


April 7, 2000

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

              INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998 and 1999, and
             for the years ended December 31, 1997, 1998 and 1999

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................   F-2
Consolidated Statements of Operations for the Years
     Ended December 31, 1997, 1998 and 1999..............................   F-3
Consolidated Balance Sheets as of December 31, 1998 and 1999.............   F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
     Ended December 31, 1997, 1998 and 1999..............................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
     1997, 1998 and 1999.................................................   F-6
Notes to the Consolidated Financial Statements for the Years
     Ended December 31, 1997, 1998 and 1999..............................   F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Compania Anonima Nacional
Telefonos de Venezuela (CANTV):

We have audited the accompanying consolidated balance sheets of Compania Anonima Nacional Telefonos de Venezuela (a telecommunications corporation established in Venezuela) ("CANTV" or the "Company") and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999 expressed in Venezuelan bolivars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CANTV and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in Venezuela.

Also, in our opinion, the amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 3.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Venezuela, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and stockholders' equity to United States generally accepted accounting principles are set forth in Notes 26 and 27.





                                                         /S/ ARTHUR ANDERSEN LLP


New York, New York
January 26, 2000

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             ----------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 1999, and millions of U.S. dollars,
                     except per share and per ADS amounts)


                                                                  1997              1998             1999          1999
                                                                   Bs.               Bs.              Bs.         U.S.$
                                                              -------------    --------------    -----------    ---------
OPERATING REVENUES:
    Local and domestic long distance usage                          679,446           572,917        541,743          835
    Basic rent                                                      324,280           341,232        319,728          492
    Public telephones                                               111,495           108,675        105,508          163
                                                              -------------    --------------    -----------    ---------
       Local and domestic long distance                           1,115,221         1,022,824        966,979        1,490
    International long distance                                     241,551           179,888        133,146          205
    Net settlements                                                  51,870            42,046         28,016           43
                                                              -------------    --------------    -----------    ---------
       International long distance                                  293,421           221,934        161,162          248
    Other wireline-related services                                 109,203           125,375        143,212          221
                                                              -------------    --------------    -----------    ---------
       Total wireline services                                    1,517,845         1,370,133      1,271,353        1,959
    Wireless services                                               215,286           305,159        405,514          624
    Other telecommunications-related services                        19,462            32,472         38,663           59
                                                              -------------    --------------    -----------    ---------
       Total operating revenues                                   1,752,593         1,707,764      1,715,530        2,642
                                                              -------------    --------------    -----------    ---------
    OPERATING EXPENSES:
    Operations, maintenance, repairs and administrative             665,187           853,078        859,096        1,323
    Depreciation and amortization                                   498,857           528,818        587,700          905
    Concession and other taxes                                      123,562           127,295        123,592          190
    Nonrecurring charge                                                   -                 -          3,600            6
                                                              -------------    --------------    -----------    ---------
       Total operating expenses                                   1,287,606         1,509,191      1,573,988        2,424
                                                              -------------    --------------    -----------    ---------
       Operating income                                             464,987           198,573        141,542          218
                                                              -------------    --------------    -----------    ---------
    OTHER INCOME (EXPENSE), NET:
    Financing benefit (cost), net                                    68,856           (28,794)       (42,564)         (66)
    Other income, net                                                 1,453             3,262          3,879            6
                                                              -------------    --------------    -----------    ---------
       Total other income (expense), net                             70,309           (25,532)       (38,685)         (60)
                                                              -------------    --------------    -----------    ---------
       Income before income tax                                     535,296           173,041        102,857          158
    INCOME TAX                                                      120,747             1,170         13,653           21
                                                              -------------    --------------    -----------    ---------
       Net income                                                   414,549           171,871         89,204          137
                                                              =============    ==============    ===========    =========
    EARNINGS PER SHARE                                                  415               172             89         0.14
                                                              =============    ==============    ===========    =========
    EARNINGS  PER ADS (BASED ON 7 SHARES PER ADS)                     2,902             1,203            625         0.96
                                                              =============    ==============    ===========    =========
    Average shares outstanding (in millions)                          1,000             1,000            999          999
                                                              =============    ==============    ===========    =========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

         CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1998 AND 1999
         ------------------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 1999, and millions of U.S. dollars)

                                                                          1998               1999              1999
                                                                           Bs.                Bs.             U.S.$
                                                                       ----------        ----------         --------
ASSETS
------
CURRENT ASSETS:
    Cash and temporary investments                                         136,964          323,084              498
    Accounts receivable, net of allowance for doubtful accounts of
      Bs. 45,473 and Bs. 77,817                                            450,514          406,911              627
    Accounts receivable from Venezuelan Government entities                100,601          121,204              187
    Inventories and supplies, net                                           83,160           43,400               67
    Other current assets                                                    22,442           12,397               18
                                                                       -----------       ----------        ---------
             Total current assets                                          793,681          906,996            1,397
Property, plant and equipment, net                                       3,325,081        3,116,672            4,800
Cellular concession, net                                                    89,395           86,720              134
Other assets                                                               237,301          224,912              346
                                                                       -----------       ----------        ---------
             Total assets                                                4,445,458        4,335,300            6,677
                                                                       ===========       ==========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
    Short-term debt                                                         37,162           53,521               82
    Accounts payable                                                       246,279          275,045              424
    Employee severance benefits, net                                         6,412            8,851               14
    Accrued employee benefits                                               25,264           33,677               52
    Other                                                                  207,920          173,410              267
                                                                       -----------       ----------        ---------
             Total current liabilities                                     523,037          544,504              839

LONG-TERM LIABILITIES:
     Long-term debt                                                        405,822          341,596              526
     Pension and postretirement benefit obligations                        167,052          327,329              504
                                                                       -----------       ----------        ---------
             Total liabilities                                           1,095,911        1,213,429            1,869

STOCKHOLDERS' EQUITY                                                     3,349,547        3,121,871            4,808
                                                                       -----------       ----------        ---------
             Total liabilities and stockholders' equity                  4,445,458        4,335,300            6,677
                                                                       ===========       ==========        =========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             ----------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              December 31, 1999)

                                               Capital Stock
                                       --------------------------------
                                                                         Additional                       Cumulative     Total
                                       Historical Inflation               Paid-in    Retained    Legal   Translation  Stockholders'
                                          Cost    Adjustment     Total    Capital    Earnings   Reserve   Adjustment     Equity
                                       ---------- ----------  ---------  ----------  ---------  -------  -----------  -------------
Balance as of December 31, 1996            36,902  1,248,198  1,285,100      15,981  1,509,290  128,511       22,180      2,961,062
    Net income                                  -          -          -           -    414,549        -            -        414,549
    Dividends declared                          -          -          -           -    (26,655)       -            -        (26,655)
    Change in cumulative translation
       Adjustment                               -          -          -           -          -        -          966            966
                                       ---------- ----------  ---------  ----------  ---------  -------  -----------  -------------
Balance as of December 31, 1997            36,902  1,248,198  1,285,100      15,981  1,897,184  128,511       23,146      3,349,922
    Net income                                  -          -          -           -    171,871        -            -        171,871
    Dividends declared                          -          -          -           -   (174,794)       -            -       (174,794)
    Change in cumulative translation
       Adjustment                               -          -          -           -          -        -        2,548          2,548
                                       ---------- ----------  ---------  ----------  ---------  -------  -----------  -------------
Balance as of December 31, 1998            36,902  1,248,198  1,285,100      15,981  1,894,261  128,511       25,694      3,349,547
    Accumulated postretirement
       benefits obligation                      -          -          -           -   (153,947)       -            -       (153,947)
    Net income                                  -          -          -           -     89,204        -            -         89,204
    Dividends declared                          -          -          -           -    (62,406)       -            -        (62,406)
    Extraordinary dividends declared            -          -          -           -   (100,000)       -            -       (100,000)
    Repurchased shares                        (45)    (1,509)    (1,554)          -     (1,126)       -            -         (2,680)
    Change in cumulative translation
        Adjustment                              -          -          -           -          -        -        2,153          2,153
                                       ---------- ----------  ---------  ----------  ---------  -------  -----------  -------------
Balance as of December 31, 1999            36,857  1,246,689  1,283,546      15,981  1,665,986  128,511       27,847      3,121,871
                                       ========== ==========  =========  ==========  =========  =======  ===========  =============

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             ----------------------------------------------------
         (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 1999, and millions of U.S. dollars)

                                                                1997             1998           1999           1999
                                                                 Bs.              Bs.            Bs.          U.S.$
                                                           -------------     -----------     ----------     ---------
OPERATING ACTIVITIES:
    Net income                                                   414,549         171,871         89,204           137
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        (Gain) loss from net monetary position                  (125,781)        (40,123)         5,841             9
        Exchange loss, net                                        14,821          47,229         29,737            46
      Depreciation and amortization                              498,857         528,818        587,700           905
      Provision for doubtful accounts                             61,871         224,629        101,103           156

    Changes in current assets and liabilities:
      Accounts receivable                                       (266,207)       (309,465)      (135,454)         (209)
      Accounts receivable from Venezuelan Government
        entities                                                 (68,951)        (13,839)       (40,466)          (62)
      Inventories and supplies, net                              (14,808)        (33,148)        37,917            58
      Other current assets                                        (2,679)            805          8,316            13
      Accounts payable                                           182,685          39,388        104,952           162
      Employee severance benefits, net                            (4,398)         11,187         19,234            30
      Other current liabilities                                   72,602          23,448         (3,782)           (6)
                                                           -------------     -----------     ----------     ---------
                                                                 762,561         650,800        804,302         1,239
    Changes in non-current assets and liabilities:
      Other assets                                               (51,759)        (34,737)       (16,167)          (25)
      Employee severance benefits, net                           (18,453)              -              -             -
      Pension and postretirement benefits obligations              9,191          29,886          5,781             9
                                                           -------------     -----------     ----------     ---------
           Net cash provided by operating activities             701,540         645,949        793,916         1,223
                                                           -------------     -----------     ----------     ---------
INVESTING ACTIVITIES:
    Capital expenditures, net of disposals                      (533,146)       (490,011)      (350,792)         (540)
                                                           -------------     -----------     ----------     ---------
           Net cash used in investing activities                (533,146)       (490,011)      (350,792)         (540)
                                                           -------------     -----------     ----------     ---------
FINANCING ACTIVITIES:
    Proceeds from borrowings                                     209,015         198,410              -             -
    Payments of debt                                            (281,188)       (153,577)       (34,832)          (54)
    Dividend payments                                            (26,655)       (174,794)      (162,406)         (250)
    Share repurchase                                                   -               -         (2,680)           (4)
                                                           -------------     -----------     ----------     ---------
           Net cash used in financing activities                 (98,828)       (129,961)      (199,918)         (308)
                                                           -------------     -----------     ----------     ---------
Increase in cash and temporary investments before
    loss in purchasing power of cash and temporary
      investments                                                 69,566          25,977        243,206           375
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS       (26,362)        (35,081)       (57,086)          (88)
                                                           -------------     -----------     ----------     ---------
           Increase (decrease) in cash and temporary
           investments                                            43,204         (9,104)        186,120           287
CASH AND TEMPORARY INVESTMENTS:
    Beginning of year                                            102,864         146,068        136,964           211
                                                           -------------     -----------     ----------     ---------
    End of year                                                  146,068         136,964        323,084           498
                                                           =============     ===========     ==========     =========
SUPPLEMENTAL INFORMATION:
    Cash paid during the year for:
       Interest                                                   44,786          37,490         33,681            52
                                                           =============     ===========     ==========     =========
       Taxes                                                     138,824          86,028         84,211           130
                                                           =============     ===========     ==========     =========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
           --------------------------------------------------------
                               AND SUBSIDIARIES
                               ----------------

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 1999, unless otherwise indicated)


1.     EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
       ----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2.     COMPANY BACKGROUND AND CONCESSION AGREEMENT:
       -------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is the primary provider of telecommunications services in Venezuela. The Company provides substantially all of its services within Venezuela and substantially all of its operating income is derived from Venezuelan domiciled customers and from settlements with foreign carriers for calls completed in Venezuela. CANTV is the proprietor of the only basic telecommunications network with nationwide coverage. Through this network, CANTV provides local, national and international telecommunications services. In addition, the Company provides private network, data, public telephone, rural and telex services. Through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, internet access and telephone directories.

The Company operates under a Concession Agreement (the Concession) with the Government of Venezuela (the Government) for the purpose of modernizing and expanding the local telecommunications network, improving the supply, quality and use of telecommunications services, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. The Concession was approved by the Venezuelan Congress in 1991.

Significant terms of the Concession are as follows:
--------------------------------------------------

a. The Concession provides that, except in limited circumstances, the Company is to be the exclusive provider of local, national and international fixed switched telephone services until November 2000, and grants the Company the right to provide related services.

b. The Concession is for 35 years ending in 2026 and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure previously the Ministry of Transportation and Communications (the Ministry), and satisfactory performance by the Company of its obligation under the Concession.

c. The Company is required to pay annually to the Government a total of 5.5% of services billed which is reflected as concession and other taxes in the accompanying consolidated statements of operations.

d. The Concession requires the Company to expand, modernize and improve the quality of its telephone network as well as to meet prescribed service quality targets. The Concession mandates include national and regional expansion and modernization targets as well as annual and cumulative targets (See Note 19 - Commitments and contingencies).

e. The Concession specifies various penalties, which may be imposed on the Company for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed, and/or revocation and termination of the Concession. Penalties assessed against the Company through December 31, 1999 have not been material.

f. The Concession allows for periodic increases in telephone rates as more fully described in Note 5 - Regulation.

3.     CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS:
       ------------------------------------------------------------

Unless otherwise noted, all financial information in these financial statements has been stated in constant bolivars based upon the bolivar's purchasing power as of December 31, 1999. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 649.25 to U.S.$1, the exchange rate reported by the Central Bank of Venezuela as of December 31, 1999. The translation of amounts expressed in constant bolivars as of a specified date by the then prevailing exchange rate may result in the presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating constant bolivars as of another specified date, particularly in periods of high inflation with no corresponding devaluation, such as has occurred in Venezuela.

Such translation should not be construed as a representation that the bolivar amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
       ---------------------------------------------------------

a.   Basis of presentation
     ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

b.   Adjustment for inflation
     ------------------------

The Company's consolidated financial statements are presented on a constant bolivar basis as of December 31, 1999, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) and its amendments issued by the Venezuelan Federation of Public Accountants.

The amounts in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at December 31, 1999, based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela. The indices used in connection with the preparation of the inflation adjusted financial statements are as follows (1984 base):

                                 1997             1998              1999
                             -----------       -----------       -----------

     End of year              11,702.70         15,202.50         18,247.30
     Average for year         10,048.61         13,644.35         16,860.30

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 1999, as follows:

i. Monetary assets and liabilities (cash and temporary investments, receivable, other assets and most liabilities) as of December 31, 1999 have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 1998 have been reexpressed based upon the relative change in the CPI between that date and the CPI at December 31, 1999.

ii. Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 1999.

iii. Non-monetary liability, pension and other postretirement benefit obligations and its related expense are recorded based on actuarial calculations (See Note 14 - Retirement benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 1999.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The inflation gain (loss) attributable to the Company's net monetary asset or liability position has been set forth as gain (loss) from net monetary position as part of the Financing benefit (cost), net caption in the accompanying consolidated statements of operations (See Note 16 - Financing benefit (cost), net).

c.   Consolidation principles
     ------------------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d.   Cash and temporary investments
     ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the statements of cash flows.

e.   Inventories and supplies, net
     -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of U.S.$ 500 are expensed when purchased.

f.   Depreciation and amortization
     -----------------------------

Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets. The costs of the cellular concession (See Note 6 - Cellular concession) and other intangible assets (See Note 10 - Other assets) are amortized on a straight-line basis over the expected periods benefited, not to exceed 40 years. Amortization expense was Bs. 45,568, Bs. 28,575 and Bs. 35,590 for the years ended December 31, 1997, 1998 and 1999, respectively. Accumulated amortization was Bs. 155,441 and Bs. 191,031 at December 31, 1998 and 1999, respectively.

g.   Computer software
     -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. Until December 31, 1998, such costs were amortized over their expected useful lives of 6 to 7 years. In January 1999, the Company reviewed and updated its policy to amortize computer software to 3 to 5 years. This change did not have a material impact on the financial statements of the Company. During the periods ended December 31, 1997, 1998 and 1999, the Company capitalized Bs. 35,614, Bs. 33,967 and Bs. 45,682, respectively. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.   Revenue recognition
     -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 128,495 and Bs. 107,756 are included in accounts receivable as of December 31, 1998 and 1999, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories.

i.   Income tax
     ----------

The income tax expense is calculated based upon taxable income. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as net operating losses are permitted to be carried forward for three years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets. (See Note 17 - Income Tax).

j.   Employee severance benefits and other benefits
     ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current labor law, employees earn a severance indemnity equal to 5 days' salary per month, up to a total of 60 days' per year of service. Labor indemnities are earned once an employee has completed three months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days' salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days' salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days' current salary. In the case of an involuntary termination, an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment must be paid.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days' salary for the year ended December 31, 1997, 1998 and 1999 totaling Bs. 33,417, Bs. 37,210 and Bs. 37,981, respectively.

k.   Pension plan and other postretirement benefits
     ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation are 7% and 2%, respectively (See Note 14 - Retirement benefits).

Until 1998, postretirement benefits relating to health care expenses were recorded as operating expenses on a pay-as-you-go basis. In 1999, the Company recorded postretirement health care costs based on actuarial estimates as required by International Accounting Standard 19 (IAS 19). The accumulated postretirement benefits obligation, as of December 31, 1998, was recognized on an immediate basis affecting retained earnings. This adoption did not have a material impact on 1999 results.

l.   Foreign currency denominated transactions
     -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 565.00 and Bs. 649.25 per U.S. dollar as of December 31, 1998 and 1999, respectively (See Note 7 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing benefit (cost), net caption in the accompanying consolidated statements of operations (See Note 16 - Financing benefit (cost), net).

m.   Legal reserve
     -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their corporate by-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals 10% of capital stock. As of December 31, 1998 and 1999, the Company's legal reserve had reached 10% of capital stock.

n.   Earnings per share
     ------------------

Earnings per share are based on 1,000,000,000 common shares outstanding during the years ended December 31, 1997 and 1998 and 998,770,100 common shares outstanding during the year ended December 31, 1999.

5.     REGULATION:
       ----------

The Telecommunications Law and telecommunications regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions or permissions granted by the Government, which acts through the Ministry.

The Company's business and the tariffs it charges for basic telephony services are regulated by the Concession, the Telecommunications Law and telecommunications regulations, and are subject to approval by the Ministry. The Comision Nacional de Telecomunicaciones (CONATEL) is a regulatory body under the direction of the Ministry, and has the authority to supervise telecommunications services in Venezuela and recommend the granting of concessions, licenses and administrative authorizations. CONATEL also promotes investments in telecommunications and technological innovation in Venezuela.

The Concession provides for tariff regulation through a "price-cap" and a "rate rebalancing" mechanism that promotes operating efficiency and allows for progressive tariff adjustments. The price-cap varies directly with the Wholesale Price Index (WPI) published by the Central Bank of Venezuela, permitting the Company, with the approval of the Ministry, to raise tariffs each quarter to keep pace with wholesale inflation. Generally a three to six month delay exists between the date the WPI is published for a particular quarter and its actual effect on new tariffs.

CANTV's third and fourth quarter 1999 tariff increases were not approved by CONATEL. According to statements given to the press by CONATEL, the Company is in noncompliance, and therefore, in violation of the Concession with regards to service quality targets. These statements did not have legal bases.

On July 12, 1999, CANTV filed a legal document with the Ministry to initiate a preliminary administrative proceeding, a step prior to filing a lawsuit, and sought the participation of the Ministry and the Attorney General of the Republic (the Attorney) in order to solve the tariff increase issue. This procedure allowed the Government to resolve the situation before a formal judicial proceeding took place.

Presently, CANTV has chosen not to introduce the case to the courts because on October 27, 1999 CANTV and CONATEL signed a preliminary letter of understanding that sought a global agreement to review the eighth year as established in the Concession. The review began with the naming of two independent international telecommunications experts whose objective was to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information in ten other countries. On November 15, 1999, the experts presented their recommendations in a common report to CANTV and CONATEL.

During the first days of January 2000, CANTV and CONATEL reached a final agreement with regards to service level commitments and rate structures. This agreement will be valid until the end of 2000. The agreement includes changes in the following areas:

a.   New tariff structure for the year 2000.

b.   Update of the concession mandates.

c.   New service offerings.

d.   Resolution of legal matters included in the Concession.

As of the date of this financial statement, the agreement is awaiting the signature of the Minister of Infrastructure and the President of CANTV.


6.     CELLULAR CONCESSION:
       -------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 108,656 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

The cellular concession has an initial term of 20 years and may be extended under certain circumstances for an additional 20 years. The cellular concession requires the payment of an annual concession fee of 10% of services billed. The cellular concession requires that Movilnet expand the cellular network, improve the quality of cellular services when technically feasible, and provide certain rural, public and emergency services. Management believes Movilnet is in compliance with these requirements as of December 31, 1999.

7.     BALANCES IN FOREIGN CURRENCY:
       ----------------------------

As of December 31, 1998 and 1999, the Company has assets and liabilities denominated in U.S. dollars and Japanese yen as follows (in millions of U.S. dollars):

                                                         1998        1999
                                                       --------    --------
Cash and temporary investments                              180         509
Accounts receivable, net                                     37          26
Other assets and advances to suppliers                       43          35
Accounts payable                                           (171)       (128)
Short-term and long-term debt                              (636)       (578)
                                                       --------    --------
Net liability position in foreign currency                 (547)       (136)
                                                       ========    ========

8.     ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
       -------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 10%, 9% and 9% of the Company's revenues during the years ended December 31, 1997, 1998 and 1999, respectively.

The following table sets forth the aging of the accounts receivable from Government entities as of December 31, 1998 and 1999:

Year of Service                                          1998        1999
---------------                                        --------    --------
1999                                                          -      60,806
1998                                                     59,544      31,392
1997 and prior                                           41,057      29,006
                                                       --------    --------
                                                        100,601     121,204
                                                       ========    ========

The changes in accounts receivable from Government entities during the years ended December 31, 1998 and 1999 are as follows:

                                                         1998        1999
                                                       --------    --------

Balance at beginning of year                            114,552     100,601
Billings                                                128,412     146,717
Collections                                            (114,574)   (106,251)
Loss from exposure to inflation                         (27,789)    (19,863)
                                                       --------    --------
Balance at end of year                                  100,601     121,204
                                                       ========    ========

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivable from Government entities or that inflation and devaluation will not continue to decrease the value of these receivable to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future has had, and will continue to have, an adverse effect on the profitability of the Company.

Management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

On November 3, 1999, Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past-due obligations. The amount of bonds set aside for payment of debts owed CANTV under such legislation totaled Bs. 63,218. It is unknown when the Government will issue the bonds.

9.     PROPERTY, PLANT AND EQUIPMENT, NET:
       ----------------------------------

Property, plant and equipment, net as of December 31, 1998 and December 31, 1999 is as follows:

                                                          1998        1999
                                                       ----------  ----------

Plant                                                   7,108,285   7,407,512
Buildings and facilities                                  853,984     871,398
Furniture and equipment                                   446,973     597,659
Vehicles                                                   71,197      69,632
Land                                                       48,391      33,912
                                                       ----------  ----------
                                                        8,528,830   8,980,113
Less: accumulated depreciation                         (5,404,770) (5,952,002)
                                                       ----------  ----------
                                                        3,124,060   3,028,111
Construction work in progress                             201,021      88,561
                                                       ----------  ----------
                                                        3,325,081   3,116,672
                                                       ==========  ==========

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                          Average useful
                                                         lives (in years)
                                                         ----------------
Plant                                                         3 to 33
Buildings and facilities                                      5 to 25
Furniture and equipment                                        3 to 7
Vehicles                                                            3

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 123,588, Bs. 75,074 and Bs. 69,231 for the years ended December 31, 1997, 1998 and 1999, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10.    OTHER ASSETS:
       ------------

Other assets as of December 31, 1998 and 1999 are as follows:

                                                             1998      1999
                                                           --------  --------

Software and other intangible assets                        156,706   151,616
Prepaid taxes                                                19,483    15,708
Investment in INTELSAT                                       26,048    22,510
Class C stock and other                                      35,064    35,078
                                                           --------  --------
                                                            237,301   224,912
                                                           ========  ========

Software and other intangible assets include the cost of computer software and systems for internal use (See Note 4(g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites and submarine cables which are amortized over periods ranging from 7 to 16 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

The investment in INTELSAT represents the Company's participation in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the U.S. dollar.

In 1993, the Company purchased 1% of its capital stock, for Bs. 43,819. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earns the award and the stock is issued to employees the following year. At December 31, 1999, 8,723,339 shares are available for distribution to employees under this plan.

11.    LONG-TERM DEBT:
       --------------

Long-term debt at December 31, 1998 and 1999 is comprised of the following:

                                                                               1998                1999
                                                                           ------------        ------------
Notes in U.S. dollars at interest rates of 9.25% and 8.88% at
    December 31, 1998 and 1999, maturing in 2004 and 2002,
    respectively                                                                135,428             129,703

Notes in U.S. dollars at interest rates of six-month LIBOR
    plus a margin between 1.35% and 1.75%, (averaging 7.50%),
    maturing through 2003                                                       101,724              89,272

Bank loans in Japanese yen at fixed interest rates (averaging
    5.97% at December 31, 1998 and 5.88% at December 31, 1999),
    and in U.S. dollars at interest rates of six-month LIBOR
    plus a margin between 0.25% and 2.00%, maturing through 2009                 82,578              73,426

IFC loans in U.S. dollars at variable interest rates:

a)  At six-month LIBOR plus a margin of 1.75%, (averaging 6.79%),
    maturing through 2005                                                        40,689              38,955

b)  At six-month LIBOR plus a margin of 2.00%, (averaging 7.04%),
    maturing through 2007                                                        23,736              22,724

c)  At six-month LIBOR plus a margin between 3.00% and 6.00% (averaging
    11.71% at December 31, 1998 and 11.06% at December 31, 1999),
    maturing through 2005                                                        16,954              16,231

Supplier loans in U.S. dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.50% (averaging 6.13% at December 31,
    1998 and 6.35% at December 31, 1999), maturing through 2002                  12,761               8,454

Notes payable to suppliers in U.S. dollars at variable interest rates (averaging 7.54% at December 31, 1998 and 7.45% at
    December 31, 1999), maturing through 2002                                     9,778               5,090

Bank loan in U.S. dollars at three-month LIBOR (averaging 6.22%),
    maturing through 1999                                                         7,196                   -

Bank loan in bolivars bearing interest at the average lending rate of the four major banks in Venezuela (51.74% at December 31,
    1998 and 30.95% at December 31, 1999), maturing through 2003                  5,758               6,303

Bank loans in bolivars at various interest rates (averaging 56.69%
    at December 31, 1998 and 10.47% at December 31, 1999), maturing
    through 2001                                                                    681                 209
                                                                           ------------        ------------
                                                                                437,283             390,367
Less:  Current maturities                                                       (31,461)            (48,771)
                                                                           ------------        ------------
                                                                                405,822             341,596
                                                                           ============        ============

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to U.S.$ 261 million, of which U.S.$ 175 million was disbursed. Of the amount disbursed, U.S. $75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$ 100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid U.S.$ 150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S.$ 25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 1999.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling U.S.$ 95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

Estimated payments of long-term debt are: Bs. 48,771 in 2000, Bs. 47,176 in 2001, Bs. 115,458 in 2002, Bs. 35,388 in 2003, and Bs. 143,574 thereafter, translated into bolivars at the exchange rate at December 31, 1999.

12.    SHORT-TERM DEBT:
       ---------------

Short-term debt as of December 31, 1998 and 1999 is as follows:

                                                             1998        1999
                                                           --------    --------
Bank loans in bolivars at various interest rates
    (averaging 41.32% at December 31, 1998 and
    20.22% at December 31, 1999)                              5,701       4,750

Current maturities of long-term debt                         31,461      48,771
                                                           --------    --------
                                                             37,162      53,521
                                                           ========    ========

13.      OTHER CURRENT LIABILITIES:
         --------------------------

Other current liabilities at December 31, 1998 and 1999 are comprised of the following:

                                                       1998       1999
                                                     -------     -------

Income, value added and other taxes                   10,801      11,445
Accrued liabilities                                   29,975      15,997
Legal claims                                           9,816       9,092
Concession tax                                        91,387      86,900
Deferred income                                       26,697      22,351
Technical and administrative services
 due to affiliates of VenWorld stockholders           11,006       6,808
Interest payable                                      12,980      10,060
Others                                                15,258      10,757
                                                     -------     -------
                                                     207,920     173,410
                                                     =======     =======

14.      RETIREMENT BENEFITS:
         --------------------

Pension Plan
------------
The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At December 31, 1999, the Company has funded Bs. 63,558 in a trust for this purpose.

The components of pension expense for the years ended December 31 are as follows:

                                             1997      1998        1999
                                            ------    ------      ------
 Benefits earned during the year            17,913    12,201      14,456
 Interest cost on projected
   benefit obligation                       26,271    18,598      21,981
 Other, net                                 13,081     5,531       6,924
                                            ------    ------      ------
                                            57,265    36,330      43,361
                                            ======    ======      ======

The accrued pension obligation at December 31 is as follows:

                                                      1998        1999
                                                     -------     -------
Accumulated benefit obligation                       283,183     349,598
                                                     =======     =======

Projected benefit obligation                         318,645     388,415
Funded amount                                        (34,308)    (73,236)
Unrecognized transition obligation                    (7,574)     (6,490)
Unrecognized net losses                             (185,845)   (206,082)
Unrecognized prior service cost                       84,520      76,235
                                                    --------    --------
Pension obligations (including current
   portion of Bs. 8,388 and Bs. 7,087,
   respectively)                                     175,438     178,842
                                                    ========    ========

Assumptions used to develop the projected benefit obligation are as follows:

                                Discount rate                      7%
                                Expected return on assets          5%
                                Rate of compensation increase      2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

In 1998, the Company reviewed and updated its actuarial assumptions for employee turnover and the rate of inflation to reflect actual experience. These changes reduced pension expense by Bs. 30,402.

Postretirement Benefits Other than Pensions
-------------------------------------------

In 1999, the Company recorded postretirement benefit obligations based on actuarial estimates. Benefit payments are based on the average medical claims per retiree for 1998.

The components of postretirement benefit expense for the year ended December 31, 1999 are as follows:

Benefits earned during the year                                 2,793
Interest on accumulated postretirement benefit obligations     10,365
                                                               ------
                                                               13,158
                                                               ======

The accrued postretirement benefit obligation at December 31, 1999 is as follows:

Accumulated postretirement benefit obligation attributable to:


Active employees                                 47,785
Retirees                                        134,319
                                                -------
   Total accumulated
     postretirement benefit obligation          182,104
Unrecognized net losses                         (26,314)
                                                -------
   Accrued postretirement benefit
    (including current portion of Bs. 216)      155,790
                                                =======

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                                Discount rate                      7%
                                Medical cost trend rate            2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined Contribution Plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At December 31, 1999, the Company had funded Bs. 9,679 for this Plan. The Company is not required to increase the funding of this Plan.

15.      STOCKHOLDERS' EQUITY:
         ---------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends (See Note 11 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such accumulated losses. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

In October 1998, a new Capital Markets Law was passed. One of the principal changes is that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment and that dividend policies must be stated in the company's by-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law. (See Note 22 - Capital Markets Law).

On March 30, 1999, the Company shareholders approved the incorporation of the Capital Markets Law into the Company's by-laws.

Net income for dividend purposes for the year ended December 31, 1999, is Bs. 78,500, calculated on an unconsolidated basis and after eliminating the equity participation in its subsidiaries.

On November 16, 1999 an extraordinary shareholders' assembly declared an extraordinary cash dividend of Bs. 100 per share. On December 3, 1999, this dividend was paid.

Capital Stock
-------------

The Company's capital stock outstanding of 998,770,100 shares has a par value of Bs. 36.9018 per share. These shares are separated into four classes, as follows:

                                                                       Number of
                                                      Participation   shares (in
            Stockholder                       Class        %          thousands)
---------------------------------------       -----   -------------  -----------
VenWorld Telecom C.A.  (VenWorld)               A         40.05        400,000
Fondo de Inversiones de Venezuela (FIV)         B          5.20        51,900
Employee Trusts and Employees                   C         13.03        130,185
Public Shareholders                             D         41.72        416,685
                                                      -------------  -----------
                                                         100.00        998,770
                                                      =============  ===========

VenWorld is a private consortium of companies led by GTE Corporation (GTE), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A.; and AT&T International, Inc. (AT&T) (Participants in the Consortium).

During 2000, VenWorld may transfer or encumber the Class A Shares if it continues to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001, any Class A Shares transferred to any person other than VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D Shares. VenWorld has the right to elect the CANTV President and four members of the Board of Directors of the Company until January 1, 2001.

Class B Shares may only be owned by Venezuelan Government entities. The transfer of Class B Shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D Shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C Shares. Class B stockholders have the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member. A majority of holders of Class A and B Shares is required to approve a number of corporate actions, including certain amendments to the by-laws.

Class C Shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C Shares transferred to any other individual or entity will be automatically converted to Class D Shares. Holders of Class C Shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C Shares represent at least 8% of the equity share capital of CANTV and the right to elect one member provided such shares represent at least 3% of the equity share capital of CANTV.

Class D Shares are comprised of the conversion of Class B and C Shares as described above or from capital increases. There are no restrictions on the ownership or transfer of Class D Shares. Holders of Class D Shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders lose the right to designate them according to CANTV's by-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's equity in a global public equity offering. The Company's Class D Shares are traded on the Caracas Stock Exchange, Maracaibo Stock Exchange, and Electronic Stock Exchange in Venezuela. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D Shares.

Repurchase program
------------------

On November 16, 1999 an extraordinary shareholders' assembly authorized a share repurchase program for up to 50,000,000 of CANTV's outstanding shares. This program was started in November 1999, and will end in May 2000. At the end of this program the total of the outstanding shares repurchased will be canceled. The Company intends to spend approximately Bs. 97,387 (U.S.$ 150 million) on this program subject to market conditions. The Capital Markets Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum volume of shares. In order to comply with these local regulations, the repurchase program specifies a maximum repurchase price of Bs. 3,696 per share or up to U.S.$ 40 per ADS and a maximum volume of up to 5% of the outstanding shares.

As of December 31, 1999, CANTV had acquired 1,229,900 of the outstanding shares at a weighted average price of Bs. 2,177 per share, equivalent U.S.$ 23.50 per ADS.

On December 31, 1999, the closing market price was Bs. 2,300 per share and U.S.$
24.62 per ADS.

16.      FINANCING BENEFIT (COST), NET:
         ------------------------------

Financing benefit (cost), net for the years ended December 31, 1997, 1998 and 1999 is as follows:


                                                 1997      1998     1999
                                               -------   -------   -------
Interest income                                 18,828    29,227    27,549
Interest expense                               (60,932)   58,357)  (45,624)
Exchange loss, net                             (14,821)  (47,229)  (29,737)
Gain (loss) from net monetary position         125,781    40,123    (5,841)
Gain from indexation of tax units                    -     7,442    11,089
                                               -------   -------   -------
                                                68,856   (28,794)  (42,564)
                                               =======   =======   =======

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally U.S. dollars and Japanese yen) into bolivars at the exchange rates as of December 31, 1998 and 1999 (See Note 7 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 6%, 12% and 15% for the years ended December 31, 1997, 1998 and 1999, respectively.

The gain (loss) from net monetary position reflects the gain or loss from holding net monetary asset or liabilities in a period of inflation, which was 38%, 30% and 20% for the years ended December 31, 1997, 1998 and 1999, respectively.

17.      INCOME TAX:
         -----------

The components of the income tax for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                    1997       1998    1999
                                   -------    -----   ------
Current                            122,772    1,170   13,653
Corporate asset minimum tax         (2,025)       -        -
                                   -------    -----   ------
                                   120,747    1,170   13,653
                                   =======    =====   ======

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company's non-monetary assets and liabilities, net of stockholders' equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 1999, CANTV does not have any carryforward tax credits. However, its Movilnet subsidiary has Bs. 10,263 and Bs. 25,835 from 1998 and 1999 of new investment tax credits that can be carried forward until 2001 and 2002, respectively.

A reconciliation of the statutory income tax provision to the effective tax provision for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                               1997      1998       1999
                                             -------    -------    -------
Income before income taxes                   535,296    173,041    102,857
Statutory income tax rate                         34%        34%        34%
                                             -------    -------    -------
Tax expense at statutory income tax rate     182,000     58,834     34,971

Non-taxable book inflation adjustment         59,533     99,530    126,044
Utilization of investment tax credits        (91,366)   (68,876)   (45,650)
Tax inflation adjustment                     (45,811)   (72,165)   (92,936)
Corporate asset minimum tax                   (2,025)         -          -
Other                                         18,416    (16,153)    (8,776)
                                             -------    -------    -------
Income tax                                   120,747      1,170     13,653
                                             =======    =======    =======

The caption "Other" for 1998 and 1999 includes an existing tax provision recorded in 1997 and 1998.

18.      TRANSACTIONS WITH RELATED PARTIES:
         ----------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also a major customer of the Company (See Note 8 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 20,729, Bs. 29,917 and Bs. 23,669 for the years ended December 31, 1997, 1998 and 1999, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 14,287, Bs. 6,647 and Bs. 19,945 for the years ended December 31, 1997, 1998 and 1999, respectively. Net operating revenues of Bs. 26,040, Bs. 13,696 and Bs. 10,165 were recognized for the years ended December 31, 1997, 1998 and 1999, respectively, with respect to the settlement of international telephone traffic with affiliates. At December 31, 1998, the Company has recorded payable to GTE and AT&T affiliates for all such transactions of Bs. 13,549 and Bs. 2,336, respectively, and at December 31, 1999, Bs. 7,534 and Bs. 1,015, respectively.

19.      COMMITMENTS AND CONTINGENCIES:
         ------------------------------

The Company has the following commitments and contingencies:

a.  Capital expenditures
    --------------------

CANTV's capital expenditures for 2000 are currently estimated at Bs. 357,088 (U.S.$ 550 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.  Operating leases
    ----------------

The Company leases buildings and equipment under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.  Litigation
    ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 1999 for all such matters.

During 1998, the Company was advised of a legal claim filed by Manufacturas Plasticas Telefonicas, C.A. (Maplatex), asserting noncompliance by CANTV with a telephone equipment supply contract and damages totaling Bs. 26,641. On June 30, 1999, the judicial proceeding was closed. CANTV and Maplatex signed an "Agreement." The settlement was for Bs. 1,930 (expressed in constant bolivars as of June 30, 1999).

In August 1999, CANTV paid the net settlement amount to the court and not directly to Maplatex, as Maplatex is involved in bankruptcy proceeding.

d.  Concession mandates
    -------------------

The Concession requires the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and the installation of public telephones for each year until the year 2000. In addition, the Company is required to meet certain quality and service targets.

In September 1996, the Ministry reduced the Company's expansion mandates for 1996 through 2000, and entered into an agreement with the Company which provided for review of the mandates in the first quarter of 1998. Depending on the results, the mandates were to be increased or decreased in order to reflect the economic conditions. The mandates were reviewed based on economic estimates available in the first quarter of 1998. Access demand was slightly lower than 1996, estimate. Therefore, it was not necessary to modify the mandates and the Company will review them in case of macroeconomics changes. On December 16, 1998, the Company presented to CONATEL a proposal to reduce the projected access demand due to the changes of the macroeconomics conditions.

Clause 22 of the Concession, calls for the review and possible update of the concession mandates during the eighth year of the Concession. During the second half of 1999, CANTV and CONATEL held several meetings to address issues such as the regulatory climate and the existing mandates in order to ready the telecommunications market for open competition in Venezuela. On October 27, 1999, CANTV and CONATEL signed a preliminary letter of understanding to initiate this review.

Based on the recommendations presented by the international experts on November 15, 1999, CANTV and CONATEL should jointly formalize a final agreement which includes the update of such concession mandates. (See Note 5 - Regulation).

e.  Competition
    -----------

Pursuant to the Concession, the Company is currently the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV is not providing basic telephone services in such areas and does not contemplate doing so within two years. In addition, the Ministry may grant concessions for basic telephone services to serve population centers with more than 5,000 habitants if CANTV has not installed an automatic switching center within a specified plan or the Ministry determines that CANTV has materially failed to meet for two consecutive years the terms of the Concession with respect to network expansion and modernization or service quality and the Ministry determines that such action would markedly improve the existing situation.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to Infonet Redes de Informacion C.A. (Infonet) to provide multi-services, except national and international long distance services, in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (ELCA) for the central western and eastern regions of Venezuela, respectively. Both Infonet and Digitel have started operations.

20.      MARKET RISK:
         ------------

The carrying amounts of cash and short-term investments, trade receivable and payable, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality European and United States of American (U.S.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollar short-term investments, primarily certificates of deposit and investment grades commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

21.      WORK FORCE REDUCTION PROGRAM:
         -----------------------------

The Company has implemented a work force reduction program, granting employees an incentive to voluntarily retire prior to their anticipated retirement date, in order to improve the efficiency of the operation and administration of the Company. This expense amounted to Bs. 41,284, Bs. 7,862 and Bs. 48,502 for the years ended December 31, 1997, 1998 and 1999, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

22.      CAPITAL MARKETS LAW:
         --------------------

On October 24, 1998, the Government published the reformed Capital Markets Law. The most significant changes under the new law are as follows:

a. Requires publicly-traded companies to immediately notify the public, the CNV and the respective stock exchanges of any event or information that could influence the quotation of their publicly-traded instruments. As an exception, if the company believes that immediate public disclosure of any such event or information could have a harmful effect on the company or its shareholders, the company may disclose the information to the CNV only with a comprehensive request that it remains confidential. The CNV will decide whether to honor the Company's request.

b. Establishes conditions and restrictions regarding the acquisition of treasury stock, shares issued by a parent company or other instruments that grant rights to the acquiring company or its parent company.

c.  Expands the protection of minority shareholders.

d. Grants the CNV the authority to regulate, restrict and penalize the use of privileged information.

e. State that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the Company's by-laws. The CNV cannot exempt a company with publicly-traded securities from paying the minimum dividends required by the Capital Markets Law.

The new Capital Markets Law states that companies under the CNV's oversight will have six months from the enactment date of the new law to adopt the new provisions.

23.      AMENDMENT TO THE INCOME TAX LAW:
         --------------------------------

On October 22, 1999, the Government published the Partial Amendment to the Income Tax Law. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Implementation of a price transfer regime for imports and exports of goods and services between related companies.

b. Losses from adjustment for inflation will be carried forward up to one period. The tax adjustment for inflation will not be applicable to taxpayers during preoperating stage.

c. Investment tax credits in fixed assets for industrial companies will be 10% on the amount of new investments and will be applied for five years from the effective date of the Amended Law.

d. A new credit of 10% is provided on Venezuelan personnel hired from the effective date of the Amended Law through December 31, 2000.

Additionally, the Amendment to the Income Tax Law includes some regulations which will be effective January 1, 2001, as follows:

a. A new regime which taxes worldwide income applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows to credit income taxes paid abroad.

b. A proportional tax on dividends will be introduced based on the excess between book and tax net income. This excess will be taxed at 34% and that amount proportionally applied to the dividends to be paid.


24.      NATURAL CATASTROPHE:
         --------------------

On December 15, 1999, heavy rains devastated the northern coastal areas of Venezuela which caused serious flooding.

The areas most affected were the states of Vargas, Miranda, Falcon and parts of Caracas. The flooding caused serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. In addition, the roadway infrastructure in those areas was considerably impaired and CANTV has encountered limitations in making on-site visits to determine the full extent of damage to its facilities, and thus, the total financial impact. However, CANTV was able to detect that in the state of Vargas, some of its central offices and most of the public telephones received considerable damage. Based on this limited knowledge, the Company has made a financial assessment only on those central offices and public telephone plant and has calculated the damage to be approximately Bs. 3,600. This amount is reflected in the Company's financial statements for the period ended December 31, 1999 as a nonrecurring charge.

25.      CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
         ---------------------------------------------------

Certain amounts from the 1997 and 1998 consolidated financial statements have been reclassified for comparison purposes.

26.      SUMMARY OF DIFFERENCES BETWEEN U.S. GAAP AND VENEZUELAN GAAP:
         -------------------------------------------------------------

The Company's consolidated financial statements are prepared in accordance with Venezuelan GAAP. In many respects, Venezuelan and U.S. GAAP are similar; however, there are some significant differences that affect how certain transactions are reported.

On specific matters not addressed by Venezuelan accounting pronouncements, International Accounting Standards (IAS) apply, if not, Mexican accounting principles apply. Where there is neither a Venezuelan, IAS nor Mexican statement that is applicable, U.S. GAAP applies.

The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

a. Restatement for inflation
   -------------------------

Venezuela has experienced significant inflation in recent years and follows general price level accounting as prescribed in DPC 10 (See Note 4(b) - Summary of significant accounting principles and policies).

In most circumstances U.S. GAAP does not allow for the restatement of financial statements for general price level changes. For U.S. GAAP purposes, account balances and transactions are stated in the units of currency of the period when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, because the economy of Venezuela has experienced periods of significant inflation in the recent past, the use of financial statements restated for general price level changes is consistent with the requirements of the SEC rules and with the methodology described in Statement of Financial Accounting Standards (SFAS) No. 89, "Financial Reporting and Changing Prices" (SFAS 89). The U.S. GAAP reconciliations presented herein do not, therefore, exclude the effect of the general price level accounting as prescribed in DPC 10.

b. Accounting for taxation
   -----------------------

Venezuelan GAAP is consistent with the accounting principles set forth in the now superseded U.S. Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" (APB 11). Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation.

In 1992, the Financial Accounting Standards Board (FASB) in the United States adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This standard requires that deferred tax assets and liabilities be established for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured.

Additional disclosures required by SFAS 109 are presented in Note 27 (c) - Additional financial statements disclosures required by U.S. GAAP.

c. Accounting for postretirement benefits other than pensions
   ----------------------------------------------------------

Until 1998, postretirement medical benefits were recorded as operating expenses when claims were filed and the Company did not fund its obligation related to this plan. U.S. GAAP requires the expected costs of these benefits to be recognized systematically over employees' service periods. In 1999, the Company adopted International Accounting Standard 19 (IAS 19) and will recognize postretirement benefits other than pension systematically over employee's service period (See Note 4 (k) - Summary of significant accounting principles and policies). As permitted under IAS 19 the accumulated postretirement benefits obligation, as of December 31, 1998, was recognized as an adjustment to beginning retained earnings, therefore, this item will no longer be a difference between U.S. and Venezuelan GAAP.

d. Employee severance benefits
   ---------------------------

In accordance with Venezuelan GAAP, employee severance benefits are reflected as the absolute amount earned in accordance with the Venezuelan labor law. (See
Note 4 (j) - Summary of significant accounting principles and policies). U.S. GAAP permits but does not require these types of liabilities to be accrued based on actuarial estimates, in accordance with SFAS 87, "Employers' Accounting for Pensions." For U.S. GAAP purposes, the Company has chosen to reflect the liability based on actuarial assumptions at its discounted value. In addition, in accordance with SFAS 89 "Financial Reporting and Changing Prices," under U.S. GAAP this item is treated as a nonmonetary liability while under Venezuelan GAAP it was considered a monetary liability until 1997.

In June 1997, the Venezuelan Congress enacted an amendment to the labor law regarding severance benefits (See Note 4 (j) - Summary of significant accounting principles and policies). As a result of the amendment to the labor law, these employee severance benefits are treated as a defined contribution plan and discounting is no longer applicable. Also, under SFAS 89, employee severance benefits became a monetary item for U.S. GAAP purposes due to its defined contribution plan nature.

The U.S. GAAP net income reconciliation for 1997 shows the impact of reversing the amount discounted for employee severance benefits through December 1996.

e. Capitalized interest
   --------------------

In accordance with Venezuelan GAAP, in its inflation adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is reflected in inflation adjusted financial statements. The amount capitalized is calculated by applying the composite weighted average interest rates of outstanding borrowings to construction work in process balances during each applicable period. Capitalized interest is included in property, plant and equipment and depreciated over the lives of the related assets.

f. Treasury stock
   --------------

As discussed in Note 10 - Other assets, 1% of the shares, or 10,000,000 shares, issued at privatization were purchased by the Company from the Government to be distributed to employees in the form of awards. The Company's cost of these shares is recorded in Other assets. U.S. GAAP for publicly traded entities reflects these shares as treasury stock.

g. Earnings per share
   ------------------

In 1997, the FASB adopted SFAS 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share (EPS) as it applies to entities with publicly held common stock. It replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. It requires dual presentation of basic and diluted EPS for all entities with complex capital structure.

h. Reconciliation of Venezuelan GAAP to U.S. GAAP
   ----------------------------------------------

The approximate effects on net income and net stockholders' equity of restating CANTV's audited consolidated financial statements for 1997, 1998, and 1999 in accordance with U.S. GAAP is set forth below (in millions of bolivars, except per share data):

                                                                             1997             1998              1999
                                                                         -----------      -----------       ------------
Net income under Venezuelan GAAP                                             414,549          171,871             89,204
U.S. GAAP adjustments for:
    Reversal of discounting of employee benefits                            (190,527)               -                  -
    Capitalized interest                                                       5,128            5,962              8,933
    Provision for postretirement benefits                                    (17,020)         (11,734)                 -
Deferred income taxes:
    Provision                                                                (49,305)           5,755             63,702
    Gain from net monetary position                                           24,021           19,681              5,607
                                                                         -----------      -----------       ------------
                                                                             (25,284)          25,436             69,309
                                                                         -----------      -----------       ------------
Approximate net income under U.S. GAAP                                       186,846          191,535            167,446
                                                                         ===========      ===========       ============
Approximate net income per share under U.S. GAAP                              188.54           193.15             168.76
                                                                         ===========      ===========       ============
Approximate net income per ADS (based on 7 shares per ADS)                  1,319.78         1,352.05           1,181.32
                                                                         ===========      ===========       ============
Average number of shares outstanding under
    U.S. GAAP (in thousands)                                                 991,018          991,633            992,229
                                                                         ===========      ===========       ============

                                                                                               1998              1999
                                                                                          -----------       ------------
Total stockholders' equity under Venezuelan GAAP                                            3,349,547          3,121,871
U.S. GAAP adjustments for:
    Capitalized interest                                                                       51,925             60,858
    Provision for postretirement benefits                                                     (43,553)                 -
    Treasury stock                                                                            (31,593)           (31,593)
    Deferred income taxes:
       Provision                                                                             (108,676)           (44,974)
       Gain from net monetary position                                                         46,062             51,669
                                                                                          -----------       ------------
                                                                                              (62,614)             6,695
                                                                                          -----------       ------------
Total stockholders' equity under U.S. GAAP                                                  3,263,712          3,157,831
                                                                                          ===========       ============

The following represents a reconciliation of equity at December 31, 1998 to December 31, 1999 based on amounts determined in accordance with U.S. GAAP:

Stockholders' equity under U.S. GAAP at December 31, 1998          3,263,712
Accumulated postretirement benefits obligation                      (153,947)
Reversal of provision for postretirement benefit                      43,553
Approximate net income under U.S. GAAP                               167,446
Dividends declared and paid                                          (62,406)
Extraordinary dividends declared and paid                           (100,000)
Repurchased shares                                                    (2,680)
Change in cumulative translation adjustment                            2,153
                                                                 -----------
Stockholders' equity under U.S. GAAP at December 31, 1999          3,157,831
                                                                 ===========

The above reconciliations include all material differences between Venezuelan GAAP and U.S. GAAP.

27.      ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP:
         ----------------------------------------------------------------

a. Postretirement benefits other than pensions
   -------------------------------------------

The Company sponsors a postretirement health care benefit plan for retired telephone company employees. As mentioned in Note 26 (c) - Summary of differences between U.S. GAAP and Venezuelan GAAP, until 1998, the Company did not fund its obligation related to this plan. The Company's U.S. GAAP net income for the years ended December 31, 1997 and 1998 and stockholders' equity as of December 31, 1998 reflect the application of SFAS 106 on a delayed recognition basis effective January 1, 1995, as permitted by this statement.

The postretirement benefit cost for 1997 and 1998 is as follows:

                                                              1997       1998
                                                            --------   --------
Benefits earned during the year                                5,738      2,892
Interest on accumulated postretirement benefit obligations    11,761     10,248
Amortization of transition obligation                          8,693      7,674
                                                            --------   --------
                                                              26,192     20,814
Expense recorded by Company                                   (9,172)    (9,080)
                                                            --------   --------
Additional expense under U.S. GAAP                            17,020     11,734
                                                            ========   ========

The accrued postretirement benefit obligation at December 31 is as follows:
Accumulated postretirement benefit obligation attributable to:

                                                               1998
                                                             --------
 Retirees                                                     111,710
 Fully eligible active plan participants                       42,236
                                                             --------
 Total accumulated postretirement benefit obligation          153,946
 Unrecognized transition obligation                           (49,605)
 Unrecognized losses                                          (60,788)
                                                             --------
 Accrued postretirement benefit                                43,553
                                                             ========

b. Disclosures about pensions and other postretirement benefits:
   -------------------------------------------------------------

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other postretirement benefit plan.

The following tables provide a reconciliation of the changes in the plans benefit obligations and fair value of plan assets for the years ending December 31, 1998 and 1999, and a statement of funded status as of December 1998 and 1999:

                                                               Pension Benefits                Other Benefits
                                                        ----------------------------     -------------------------
                                                            1998            1999            1998            1999
                                                        ----------      ------------     ---------      ----------
Reconciliation of benefit obligation:

Benefit obligation at January 1                            498,101           318,645       172,735         153,946
      Service cost                                          12,201            14,456         2,893           2,793
      Interest cost                                         18,598            21,981        10,248          10,365
      Plan amendments                                      (92,806)                -             -               -
      Benefits payments                                     (6,042)           (8,948)       (9,938)        (11,314)
      Actuarial (gain) losses                             (111,407)           42,281       (21,991)         26,314
                                                        ----------       -----------     ---------      ----------
Benefit obligation at December 31                          318,645           388,415       153,947         182,104
                                                        ==========       ===========     =========      ==========

In 1998, the Company reviewed and updated its actuarial assumptions for employee turnover and the rate of inflation to reflect actual experience.

Reconciliation of fair value of plan assets:

Fair value of plan assets at January 1                      38,982            34,308             -               -
      Contributions                                              -            38,820             -               -
      Benefit payments                                           -            (7,808)
      Actual return on plan assets                          (4,674)            7,916             -               -
                                                        ----------       -----------     ---------      ----------
Fair value of plan assets at December 31                    34,308            73,236             -               -
                                                        ==========       ===========     =========      ==========

Funded status:

Funded status at December 31                               284,337           315,179       153,946         182,104
      Unrecognized transition obligation                    (7,574)           (6,490)      (49,605)              -
      Unrecognized prior service cost                       84,520            76,235             -               -
      Unrecognized net loss                               (185,845)         (206,082)      (60,788)        (26,314)
                                                        ----------       -----------     ---------      ----------
Net amount recognized                                      175,438           178,842        43,553         155,790
                                                        ==========       ===========     =========      ==========

For benefits other than pensions a one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                                    1% Point Increase          1% Point Decrease
                                                                 ----------------------      ----------------------
                                                                   1998         1999           1998         1999
                                                                 ---------   ----------      ---------    ---------
Effect on total of service and interest cost components              1,899        1,369         (1,565)      (1,173)
Effect on postretirement benefit obligation as of
   December 31                                                      15,228       21,157        (13,064)     (17,802)

The following table provides the components of net periodic benefit cost for the plans for the years ending December 31, 1998 and 1999:

                                                             Pension Benefits             Other Benefits
                                                         -------------------------   -------------------------
                                                            1998           1999           1998         1999
                                                         ----------    -----------   ------------   ----------
Components of net periodic benefit cost:

Service cost                                                 12,201         14,456          2,892        2,793
Interest cost                                                18,598         21,981         10,248       10,365
Amortization of:
     Transition obligation                                    1,084          1,084          3,101            -
     Prior service cost                                      (8,232)        (8,286)             -            -
     Net loss                                                12,679         14,126          4,573            -
                                                         ----------    -----------   ------------   ----------
Net periodic benefit cost                                    36,330         43,361         20,814       13,158
                                                         ==========    ===========   ============   ==========

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                              Pension Benefits           Other Benefits
                                                            --------------------     -----------------------
                                                              1998        1999         1998           1999
                                                            --------    --------     ---------     ---------
Weighted-average assumptions as of December 31:

Discount rate                                                      7%          7%            7%            7%
Expected return on assets                                          -           5%            -             -
Rate of compensation increase                                      2%          2%            2%            2%

These assumptions represent estimates of real rates of interest, compensation increases and health care cost trend rate increases rather than nominal rates.

c.   Income and other taxes
     ----------------------

The provision (benefit) for income taxes for the years ended December 31, in accordance with SFAS 109 is as follows:

                                        1997            1998           1999
                                     -----------    ------------    ----------
Current                                  122,772           1,170        13,653
Deferred                                  49,305          (5,755)      (63,702)
                                     -----------    ------------    ----------
                                         172,077          (4,585)      (50,049)
                                     ===========    ============    ==========

The components of deferred income tax liabilities (assets) for the years ended December 31 are as follows:

                                                             1998               1999
                                                         -------------     -------------
Current deferred income taxes:
     Allowance for doubtful accounts                           (14,806)          (24,225)
     Concession tax                                            (29,615)          (29,546)
     Amounts payable to shareholders                            (3,742)           (2,315)
     Accounts not deductible until paid                        (20,801)           (6,246)
     Investment tax credits                                    (16,586)          (36,098)
     Other (not individually significant)                        1,860            (4,451)
                                                         -------------     -------------
            Total                                              (83,690)         (102,881)
Non current deferred income taxes:
     Capitalized labor, interest and related overhead          221,721           209,961
     Pension expense                                           (59,635)          (60,806)
     Postretirement benefit expense                            (15,782)          (52,969)
                                                         -------------     -------------
            Total                                              146,304            96,186
                                                         -------------     -------------

Total deferred income taxes                                     62,614            (6,695)
                                                         =============     =============

Total income taxes are different than the amount which would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

                                              1997          %            1998          %           1999           %
                                           ----------   ---------    -----------   ---------    -----------   ---------
Income before income taxes                    332,797                    186,950                    117,397
Statutory income tax rate                          34%                        34%                        34%
                                           ----------                -----------                -----------
Tax provision (benefit) at statutory
    income tax rate                           113,151        34.0         63,563        34.0         39,915        34.0
Non taxable book inflation
    Adjustment                                119,479        35.9         92,155        49.3        121,100       103.2
Utilization of investment tax
    Credits                                   (65,023)      (19.5)       (68,860)      (36.8)       (45,650)      (38.8)
Tax inflation adjustment                      (45,800)      (13.8)       (72,148)      (38.6)       (92,936)      (79.2)
Reversal of discounting of
    employee severance benefits                15,180         4.6              -           -              -           -
Deferred tax provision (benefit)               49,305        14.8         (5,755)       (3.0)       (63,702)      (54.3)
Other                                         (14,215)       (4.3)       (13,540)       (7.2)        (8,776)       (7.5)
                                           ----------   ---------    -----------   ---------    -----------   ---------
                                              172,066        51.7         (4,585)       (2.3)       (50,049)      (42.6)
                                           ==========   =========    ===========   =========    ===========   =========

d.   Comprehensive income
     --------------------

The FASB enacted SFAS 130, "Reporting Comprehensive Income" for financial statements issued after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. Included in comprehensive income is the translation adjustment from the investment in Intelsat, which effect is considered immaterial for CANTV's financial statements.

e.   Segment reporting
     -----------------

The Company manages its operations in two main business segments: wireline and wireless services. The Company's reportable segments are strategic business units that offer different products and services in the telecommunications and related services industry. They are managed separately because each business requires different technology and marketing strategies. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

The accounting policies of the segments are the same as those described in the
Note 4(h) - Summary of significant accounting principles and policies. Intersegment sales are accounted for as if the sales were to third parties at current market prices. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses and foreign exchange gains and losses.

As is described in Note 8 - Accounts receivable from Venezuelan Government entities, the Government is a major customer of the wireline services segment.

Segment results for the years ended December 31, 1997, 1998 and 1999 were as follows:

                                                               1997                  1998               1999
                                                           -------------        -------------       -------------
  Wireline services:

      Revenues
         Local and domestic long distance usage                  686,594              584,927             555,608
         Basic rent                                              324,280              341,232             319,728
         Public telephones                                       111,495              108,675             103,924
                                                           -------------        -------------       -------------
           Local and domestic long distance                    1,122,369            1,034,834             979,260

         International long distance                             241,551              179,888             133,228
         Net settlements                                          51,870               42,046              28,016
                                                           -------------        -------------       -------------
           International long distance                           293,421              221,934             161,244
           Other wireline-related services                       149,010              178,965             224,288
                                                           -------------        -------------       -------------
  Total revenues                                               1,564,800            1,435,733           1,364,792
                                                           =============        =============       =============
  Intersegment revenues                                          (46,955)             (65,600)            (93,439)

  Operating income                                               442,682              143,334             113,321
                                                           =============        =============       =============

  Depreciation and amortization                                  450,819              472,559             507,226
                                                           =============        =============       =============

  Capital expenditures                                           415,853              310,028             188,476
                                                           =============        =============       =============

  Total assets                                                 8,031,069            8,158,504           8,344,299
                                                           =============        =============       =============

                                                               1997                  1998               1999
                                                           -------------        -------------       -------------
  Wireless services:

      Revenues
         Access                                                   73,029               88,008             102,989
         Usage                                                    86,927              140,692             189,971
         Equipment sales                                          19,092               25,452              42,193
                                                           -------------        -------------       -------------
  Total revenues                                                 179,048              254,152             335,153
                                                           =============        =============       =============
  Intersegment revenues                                           36,238               51,007              70,361

  Operating income                                                25,137               59,760              38,786
                                                           =============        =============       =============

  Depreciation and amortization                                   46,306               54,543              76,193
                                                           =============        =============       =============

  Capital expenditures                                           111,961              179,707             149,508
                                                           =============        =============       =============

  Total assets                                                   375,469              553,732             691,183
                                                           =============        =============       =============

The reconciliations of segment revenues, operating income and assets are as follows:

Reconciliation of reportable segment revenues:

                                                               1997                  1998               1999
                                                           -------------        -------------       -------------
  Reportable segments                                          1,743,848            1,689,885           1,699,945
  Other telecommunications-related services                       19,462               32,472              38,663
  Elimination of intersegment revenues                           (10,717)             (14,593)            (23,078)
                                                           -------------        -------------       -------------

       Total operating revenues                                1,752,593            1,707,764            1,715,530
                                                           =============        =============       ==============

Reconciliation of reportable segment operating income:

                                                               1997                  1998               1999
                                                           -------------        -------------       -------------
  Reportable segments                                            467,819              203,094             152,107
  Other telecommunications-related services                       (4,155)              (5,593)             (9,906)
  Elimination of intersegment operating income                     1,323                1,072                (659)
                                                           -------------        -------------       -------------

       Total operating income                                    464,987              198,573             141,542
                                                           =============        =============       =============
Reconciliation of reportable segment assets:

                                                               1997                  1998               1999
                                                           -------------        -------------       -------------
  Reportable segments                                          8,406,538            8,712,236           9,035,482
  Other telecommunications-related services                       12,447               17,615              33,192
                                                           -------------        -------------       -------------

       Total assets                                            8,418,985            8,729,851           9,068,674
                                                           =============        =============       =============

f.   Accounting for Derivative Instruments and Hedging Activities
     ------------------------------------------------------------

 SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" establishes a new model for accounting and reporting standards for derivatives and hedging activities. The Company currently does not engage in hedging activities and has no derivative instruments as there is no substantial organized market for financial instruments and derivatives in Venezuela. Management believes adoption of SFAS 133 will not have a material impact on CANTV's financial statements.

                                  Exhibit Index

Exhibit 10: Agreement dated February 21, 2000 between The Bolivarian Republic of
----------
Venezuela, acting through its Ministry of Infrastructure, and Compania Anonima Nacional Telefonos de Venezuela (CANTV)