Form 20-F/A
period 1999-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2000-05-11
CIK 1025862

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 20-F/A-2

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

       Not applicable

The Company hereby amends "Item 4. Control of Registrant" of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 1-14538) filed on April 7, 2000 and the Form 20-F Amendment No. 1 filed on
May 10, 2000 for the purpose of correcting and clarifying the penultimate paragraph of Item 4 regarding the 1999 and 2000 stock repurchase programs.

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

     On November 16, 1999 an extraordinary shareholders' assembly authorized a share repurchase program for up to 50,000,000 of CANTV's outstanding Class D Shares. On March 31, 2000 an extraordinary shareholders' assembly authorized a new share repurchase program for the period April 1, 2000 to September 30, 2000. The outstanding shares repurchased pursuant to these programs will be canceled. The Company intends to spend approximately Bs. 97,387 (US$150 million) on each program subject to market conditions. The Capital Markets Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum volume of shares. In order to comply with these local regulations, the 1999 repurchase program specified a maximum repurchase price of Bs. 3,696 per share or up to US$40 per ADS and a maximum volume of up to 50,000,000 of CANTV's outstanding shares. The 2000 repurchase program specifies a maximum purchase price of Bs. 4,871 per share or up to US$50 per ADS and a maximum volume of up 50,000,000 of CANTV's outstanding shares. As part of the share repurchase program originally authorized by the Company in 1999, Class C shareholders were permitted to offer for sale to the Company a portion of the shares purchased either at the time of privatization (11%) or at the Initial Public Offering (9%) during the period from February 25, 2000, through March 14, 2000. During this time period, shareholders offered over 28 million Class C Shares to the Company. These shares are currently held in trust and may also be sold to the Company under the 2000 repurchase program. The number of Class C Shares that will be repurchased and the time frame to finalize the transaction, will be established by a technical committee appointed by the Board of Directors on January 28, 2000. See Note 15 to the Audited Financial Statements.

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