Form 20-F
period 2000-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2001-05-25
CIK 1025862

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F
       [_]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
       [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000
                                       OR
       [_]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         Commission file number 1-14538

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
             (Exact name of Registrant as specified in its charter)

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                (Translation of Registrant's name into English)

                        BOLIVARIAN REPUBLIC OF VENEZUELA
                (Jurisdiction of incorporation or organization)

           AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMUNICACIONES,
          NUEVO EDIFICIO ADMINISTRATIVO, PISO.1, APARTADO POSTAL 1226
                            CARACAS, VENEZUELA  1010
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                                                                   Name of each exchange on which registered
-------------------                                                                   -----------------------------------------
Class D Shares of common stock, par                                                   New York Stock Exchange*
value Bs.36.90182224915 per share

American Depository Shares (ADSs) each                                                New York Stock Exchange
of which represents 7 Class D
Shares of common stock

___________
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

                               _________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    Class A Shares...... 400,000,000        Class C Shares...... 101,981,800
    Class B Shares......  51,900,000        Class D Shares...... 372,155,585

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes [X]      No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17 [_]      Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                                                       Page
                                                                                                                       ----
INTRODUCTION........................................................................................................     1

PART I..............................................................................................................     3

  Item 1.       Identity of Directors, Senior Management and Advisers...............................................     3
  Item 2.       Offer Statistics and Expected Timetable.............................................................     3
  Item 3.       Key Information.....................................................................................     3
  Item 4.       Information on the Company..........................................................................    19
  Item 5.       Operating and Financial Review and Prospects........................................................    61
  Item 6.       Directors, Senior Management and Employees..........................................................    90
  Item 7.       Major Shareholders and Related Party Transactions...................................................    98
  Item 8.       Financial Information...............................................................................   102
  Item 9.       The Offer and Listing...............................................................................   103
  Item 10.      Additional Information..............................................................................   106
  Item 11.      Quantitative and Qualitative Disclosures About Market Risk..........................................   116
  Item 12.      Description of Securities Other than Equity Securities..............................................   117

PART II.............................................................................................................   118

  Item 13.      Defaults, Dividend Arrearages and Delinquencies.....................................................   118
  Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds........................   118
  Item 15.      (Reserved)..........................................................................................   118
  Item 16.      (Reserved)..........................................................................................   118

PART III............................................................................................................   119

  Item 17.      Financial Statements................................................................................   119
  Item 18.      Financial Statements................................................................................   119
  Item 19.      Financial Statements and Exhibits...................................................................   119

                                      (i)

                                  INTRODUCTION

     As used in this Form 20-F, unless the content otherwise requires, the "Company" means Compania Anonima Nacional Telefonos de Venezuela (CANTV) and its consolidated subsidiaries, and "CANTV" means Compania Anonima Nacional Telefonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to "U.S. dollars," "dollars," "$" or "U.S.$" are to United States dollars and references to "bolivars" or "Bs." are to Venezuelan bolivares, the legal tender currency of the Bolivarian Republic of Venezuela ("Venezuela"). References to access "lines in service" are to lines billed. References to "minutes of use" are to billed minutes of use excluding free minutes offered under certain calling plans.

     The Company prepares its financial statements in constant bolivars and in conformity with generally accepted accounting principles in Venezuela ("Venezuelan GAAP"). Venezuelan GAAP differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See
Note 25 to the Audited Consolidated Financial Statements of the Company as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 (the "Audited Financial Statements") also included in this Form 20-F for a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under Venezuelan GAAP for the years ended December 31, 1998, 1999 and 2000 and of total stockholders' equity as of December 31, 1999 and 2000.

     Pursuant to Venezuelan GAAP, financial data regarding the Company have been adjusted to reflect the effects of inflation using the Indice General de Precios al Consumidor del Area Metropolitana de Caracas (Index of Consumer Prices of the Caracas Metropolitan Area) (the "Consumer Price Index" or "CPI") published by the Banco Central de Venezuela (the "Central Bank of Venezuela"). See Note 4(b) to the Audited Financial Statements. Unless otherwise specified, financial data regarding the Company is presented in this Form 20-F in constant bolivars as of December 31, 2000. Although the restatement of nominal bolivar amounts into constant bolivar amounts lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate those distortions, and evaluation of period to period trends may be difficult. References in this Form 20-F to amounts in "nominal" bolivars or "historical" bolivars are to bolivars that have not been adjusted for inflation. As indicated in this Form 20-F, the rates the Company charges for certain telephone services are subject to regulation including adjustments to reflect the effects of inflation using the Indice de Precios al Mayor (the "Wholesale Price Index" or "WPI") published by the Central Bank of Venezuela.

     For the convenience of the reader, this Form 20-F contains translations of certain constant bolivar amounts into U.S. dollars at the average daily exchange rate announced by the Central Bank of Venezuela (the "Daily Exchange Rate") on December 31, 2000 (unless otherwise specified), which was Bs. 700.00 = U.S.$1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into U.S. dollars or bolivars, as the case may be, at such rates or at any other rates. The translation of amounts expressed in nominal or constant bolivars as of a specified date by the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating nominal or constant bolivars as of another specified date.

     Operational data regarding the Company contained in this Form 20-F is presented as of December 31, 2000, unless otherwise stated.

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

                                     PART I


Item 1.   Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.   Offer Statistics and Expected Timetable

     Not applicable.

Item 3.   Key Information

Selected Financial Data

     The following information should be read in conjunction with and is qualified in its entirety by reference to the Audited Financial Statements of the Company, including the Notes thereto also included in this Form 20-F. The Company's Audited Financial Statements are prepared in accordance with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant bolivars as of December 31, 2000. See "Item 5. Operating and Financial Review and Prospects -- Introduction" and Note 4(b) to the Audited Financial Statements for a discussion of the methodology used to prepare the constant bolivar financial statements. Note 25 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1998, 1999 and 2000 and total stockholders' equity at December 31, 1999 and 2000.

                                                                           Year Ended December 31,
                                                 -----------------------------------------------------------------------------
                                                   1996/(1)/      1997/(1)/     1998/(1)/   1999/(1)/    2000/(1)/   2000/(3)/
                                                                                                           /(2)/       /(2)/
                                                 -----------------------------------------------------------------------------
                                                               (in millions, except per share and per ADS data)
Income Statement Data:
Venezuelan GAAP:
---------------
   Revenues
      Local and domestic long distance usage     Bs.749,267   Bs.770,703    Bs.649,866    Bs.614,502   Bs.618,917   U.S.$  884
      Basic rent                                    286,018      367,834       387,063       362,673      316,152          452
      Public telephones                              91,041      126,470       123,271       119,680      108,655          155
                                                 ----------   ----------   -----------   -----------   ----------   ----------
         Local and domestic long distance         1,126,326    1,265,007     1,160,200     1,096,855    1,043,724        1,491
      International long distance                   302,605      273,994       204,049       151,027       99,107          142
      Net settlements                                55,414       58,837        47,693        31,780       29,373           42
                                                 ----------   ----------   -----------   -----------   ----------   ----------
         International long distance                358,019      332,831       251,742       182,807      128,480          184
      Other wireline-related services                75,517      123,870       142,214       162,450      139,749          199
                                                 ----------   ----------   -----------   -----------   ----------   ----------
           Total wireline services                1,559,862    1,721,708     1,554,156     1,442,112    1,311,953        1,874
      Wireless services                             189,136      245,266       347,196       460,714      466,993          667
      Other telecommunications-related
       services                                      17,226       22,076        36,833        43,856       46,186           66
                                                 ----------   ----------   -----------   -----------   ----------   ----------
           Total operating revenues               1,766,224    1,989,050     1,938,185     1,946,682    1,825,132        2,607
   Operating income                                 361,932      528,313       225,348       158,627       20,928           30
   Other income (expense), net                      180,907       78,879       (29,066)      (41,950)     (35,175)         (50)
                                                 ----------   ----------   -----------   -----------   ----------   ----------
   Income (loss) before income taxes and
   cumulative effect of accounting change,
       net of tax                                   542,839      607,192       196,282       116,677      (14,247)         (20)
   Income tax                                        36,947      136,965         1,327        15,487       35,428           51
                                                 ----------   ----------   -----------   -----------   ----------   ----------
   Income (loss) before cumulative effect of
       accounting change, net of tax                505,892      470,227       194,955       101,190      (49,675)         (71)
   Cumulative effect of accounting change,
       net of tax                                         -            -             -             -      (40,518)         (58)
                                                 ----------   ----------   -----------   -----------   ----------   ----------
   Net income (loss)                             Bs.505,892   Bs.470,227    Bs.194,955    Bs.101,190   Bs.(90,193)  U.S.$ (129)
                                                 ==========   ==========   ===========   ===========   ==========   ==========
   Operating income per share                    Bs. 361.93   Bs. 528.31    Bs. 225.35    Bs. 158.64   Bs.  21.98   U.S.$ 0.03
   Operating income per ADS                        2,533.52     3,698.19      1,577.44      1,110.50       153.89         0.22

   Income (loss) per share before cumulative
       effect of accounting change                   505.89       470.23        194.96        101.20       (52.18)       (0.07)
   Income (loss) per ADS before cumulative
       effect of accounting change                 3,541.23     3,291.61      1,364.72        708.40      (365.26)       (0.49)

   Net income (loss) per share                       505.89       470.23        194.96        101.20       (94.74)       (0.14)
   Net income (loss) per ADS                       3,541.23     3,291.61      1,364.72        708.40      (663.18)       (0.98)
   Basic net income (loss) per share (4)             505.89       470.23        194.96        101.20       (94.74)       (0.14)
   Basic net income (loss) per ADS (4)             3,541.23     3,291.61      1,364.72        708.40      (663.18)       (0.98)
   Cash dividends declared per share (5)                  -        30.24        198.27         70.79        66.06         0.10
   Cash dividends declared per ADS (5)                    -       211.68      1,387.86        495.55       462.41         0.69
   Extraordinary cash dividends declared per
       share (5)                                          -            -            -         113.43            -            -
   Extraordinary cash dividends declared per
       ADS (5)                                            -            -            -         794.01            -            -
   Average shares outstanding (6)                  1,000.00     1,000.00      1,000.00        999.90       951.96       951.96


                                         1996/(1)/     1997/(1)/       1998/(1)/        1999/(1)/      2000/(1)(2)/   2000/(3)(2)/
                                       -------------------------------------------------------------------------------------------
                                                              (in millions, except per share and per ADS data)
U.S. GAAP:
---------
  Total operating revenues             Bs.1,766,224   Bs.1,989,050     Bs.1,938,185    Bs.1,946,682    Bs.1,825,132    U.S.$2,607
  Operating income                          386,653        292,890          212,038         158,623          20,928         30.00
  Net income (loss)                         276,412        211,941          217,260         189,936         (26,191)       (37.00)
  Net income (loss) per share                279.18         213.86           219.09          191.42          (27.73)        (0.04)
  Net income (loss) per ADS                1,954.26       1,497.02         1,533.63        1,339.94         (194.14)        (0.28)
  Cash dividends declared per share (5)           -          30.24           198.27           70.79           66.06          0.10
  Cash dividends declared per ADS (5)             -         211.68         1,387.86          495.55          462.41          0.69
  Extraordinary cash dividends declared
   per share (5)                                  -              -                -          113.43               -             -
  Extraordinary cash dividends declared
   per ADS (5)                                    -              -                -          794.01               -             -
  Average shares outstanding (6)             990.07         991.02           991.63          992.23          944.38        944.38

_________________________________

(1)  Bolivar amounts are in constant bolivars as of December 31, 2000.
(2) Year 2000 data includes a special one-time charge of Bs. 110.4 billion or approximately U.S. $158 million related to a workforce reduction program. See "Item 5. Operating and Financial Review and Prospects."
(3) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 700.00 = U.S.$1.00, the Daily Exchange Rate on December 31, 2000. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all. See "-- Exchange Rates."
(4) During the periods presented, there were no common stock equivalents having a dilutive effect.
(5) In 1997, ordinary cash dividends declared per share and per ADS at the dividend declaration date (expressed in nominal bolivars) were Bs. 13.24 and Bs. 92.68, respectively, or U.S.$0.03 and U.S.$0.19, respectively. In 1998, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 124.10 and Bs. 868.70, respectively. The Company paid the dividends declared in 1998 in two equal payments. The first payment represented U.S.$0.12 per share and U.S.$0.81 per ADS and the second payment represented U.S.$0.11 per share and U.S.$0.75 per ADS. In 1999, the Company declared and paid an ordinary dividend and an extraordinary dividend. Ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 55.33 and Bs. 387.31, respectively, or U.S.$0.09 and U.S.$0.63, respectively. Extraordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 100.00 and Bs. 700.00, respectively, or U.S.$0.15 and U.S.$1.05, respectively. In 2000, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 60.00 and Bs. 420.00, respectively, or U.S.$0.09 and U.S.$0.63, respectively. Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date.
(6) The average shares outstanding under Venezuelan GAAP does not include shares held by the Company for distribution to employees in the form of awards. Under U.S. GAAP, these shares are treated as treasury stock, and the average shares outstanding include treasury stock.

                                                                   At December 31,
                               ---------------------------------------------------------------------------------------------
                                   1996 /(1)/      1997/(1)/       1998 /(1)/     1999 /(1)/     2000/(1)/        2000/(2)/
                               ---------------------------------------------------------------------------------------------
                                                            (in millions, except per share and per ADS data)

Balance Sheet Data:
Venezuelan GAAP:
---------------
  Working capital                  Bs.138,887      Bs.253,986      Bs.306,994      Bs.411,179      Bs.296,152      U.S.$423
  Property, plant and
  equipment, net                    3,719,995       3,783,282       3,771,764       3,535,274       3,253,902         4,648
  Total assets                      4,851,536       5,076,615       5,042,389       4,916,846       4,642,083         6,632
  Total indebtedness                  777,680         513,246         502,481         448,185         396,860           567
  Capital stock                     1,457,702       1,457,702       1,457,702       1,455,939       1,350,195         1,929
  Total stockholders' equity        3,358,763       3,799,851       3,799,426       3,541,171       3,714,768         5,307

U.S. GAAP:
---------
  Property, plant and
  equipment, net                 Bs.3,766,315    Bs.3,835,418    Bs.3,830,573    Bs.3,604,306    Bs.3,333,209    U.S.$4,762
  Capital stock                     1,418,643       1,418,643       1,421,865       1,420,102       1,314,358         1,878
  Total assets                      4,787,560       4,989,773       5,065,452       4,950,042       4,685,554         6,694
  Total stockholders' equity        3,490,889       3,673,702       3,702,063       3,581,961       3,279,560         4,685

________________________________

(1) Bolivar amounts are in constant bolivars as of December 31, 2000.
(2) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 700.00 = U.S.$1.00, the Daily Exchange Rate on December 31, 2000. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See " -- Exchange Rates."

                                                        Year Ended December 31,
                                          ------------------------------------------------
                                             1996     1997      1998      1999      2000
                                          ------------------------------------------------
Inflation and Devaluation Data:
  Increase in Consumer Price Index          103.2%    37.6%     29.9%     20.0%     13.4%
  Increase in Wholesale Price Index         105.8%    17.3%     23.3%     13.6%     15.8%
  Rate of Bolivar devaluation                64.4%     5.9%     11.9%     14.9%      7.8%

Average shares outstanding

     Income (loss) per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding at December 31, 1998, 1999 and 2000 under Venezuelan GAAP were 1,000,000,000, 999,897,508 and 951,961,030 shares, respectively. The average shares outstanding under Venezuelan GAAP does not include shares held by the Company for distribution to employees in the form of awards. Under U.S. GAAP, these shares are treated as treasury stock, and the average shares outstanding include treasury stock.

Exchange Rates

     The following table sets forth the average, high, low and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed as bolivars per U.S. dollars concerning bolivar/U.S. dollar exchange rates for the years 1996, 1997, 1998, 1999 and 2000, each of the last 3 months of 2000 and each of the first 4 months of 2001:

                                                                                                                 End of
Year Ended December 31,                High (1)                 Low (1)                Average (2)               Year (3)
-----------------------------    -------------------        ---------------        -------------------     -------------------
1996                                    476.75                   290.00                    426.43                 476.75
1997                                    504.80                   474.90                    490.57                 504.80
1998                                    582.50                   511.15                    550.72                 565.00
1999                                    649.25                   573.75                    609.41                 649.25
2000                                    700.50                   655.75                    682.41                 700.50


                                                                                                                 End of
Monthly                                High (4)                 Low (4)                Average (5)             Month (6)
Year 2000                        -------------------        ---------------        -------------------     -------------------
 October                                694.40                   691.25                    692.86                 694.15
 November                               697.50                   693.75                    695.77                 697.50
 December                               700.50                   696.69                    698.85                 700.50

Year 2001
 January                                701.26                   698.75                    700.02                 701.25
 February                               705.15                   701.30                    703.36                 705.00
 March                                  705.00                   708.00                    706.06                 707.25
  April                                 712.26                   708.25                    710.39                 712.26
____________________________

(1) The highest and lowest of the Noon Buying Rates for the bolivar per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.
(2) The average of the Noon Buying Rates on the last date of each month during the relevant year.
(3)  The Noon Buying Rates on the last day of each relevant year.
(4) The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)  The average of the Noon Buying Rates of each day in the relevant month.
(6)  The Noon Buying Rates on the last day of each relevant month.

     On April 30, 2001, the Noon Buying Rate was Bs. 712.26 = U.S.$1.00 (equivalent to Bs. 1.00 = U.S.$0.0014).

     The Company's financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

     There are currently no restrictions under Venezuelan law on the export or import of capital including, without limitation, foreign exchange controls, restrictions on payments or remittance of dividends. See "Item 10. Additional Information -- Exchange Controls." There can be no assurance that the Government will not institute restrictive exchange control, payments or dividend remittance policies in the future. See "--Risk Factors."

     For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates on the Company, its results of operations and financial condition and on the market price, liquidity of, and return on investment on the American Depositary Shares (the "ADSs") and the Class D Shares, see "Item 5. Operating and Financial Review and Prospects."

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

Risk Factors

Factors Relating to Venezuela

Venezuelan Political Risk

     Substantially all of the Company's business is conducted in Venezuela. The Company's results of operations and financial condition have been, and are expected to continue to be, affected generally by inflation, exchange rates, interest rates, changes in Government leadership and policy, taxation and other political, economic or other developments in or affecting Venezuela. Venezuela has had continuous democratically elected governments since 1958. However, two overthrows of the government were attempted in 1992 but were quickly suppressed by military forces. In May 1993, the Venezuelan Senate voted to authorize impeachment proceedings against then-President Carlos Andres Perez. The current President, Hugo Chavez Frias, who led one of the 1992 coup attempts, was elected in December 1998 and took office in February 1999.

     Since taking office, the government of Hugo Chavez has implemented significant political changes. The Chavez administration convened the National Constituent Assembly for the purpose of writing a new Venezuelan Constitution, which became effective on December 30, 1999, providing for a third "Citizen Power" branch in addition to the President and Congress. On July 30, 2000 voters re-elected President Chavez, whose political party, the Fifth Republic Movement
(MVR), also won 77 of 165 seats in the legislature. President Chavez's government has relied heavily on his connection with the Venezuelan military and there has been increasing controversy over the use of armed forces personnel in traditionally non-military roles, such as the appointment of active or retired military officers to high government posts including the presidencies of the major state-owned corporations, Petroleos de Venezuela, S.A. ("PDVSA"), CITGO Petroleum Corporation and Corporacion Venezolana de Guayana (CVG). In August 2000, President Chavez announced plans for broad economic reform, designed to promote private investment and economic growth. In November 2000, the Venezuelan Congress passed the Ley Habilitante (Enabling Law), which allows President Chavez to enact laws for a one year period by decree. The Government has outlined several areas in which decrees will be made, including infrastructure and the financial sector, which may affect foreign investment. There can be no assurance that the economic and political uncertainty which has negatively affected the growth of the Venezuelan economy in the past will not persist.

     The Government has historically exercised significant influence over the Venezuelan economy, (including in 1994 by imposing exchange controls, assuming control of a number of large banks and imposing bonus payments to workers and in 1996 by suspending constitutional rights), and although over the last few years the Government has intermittently begun reform programs to lessen the public sector's role in the economy, the Government continues to exercise a significant influence over the economy. Government actions concerning the economy are likely to continue to have an important effect on:

          the financial condition and results of the operations of Venezuelan companies;

          the ability of Venezuelan companies to make capital expenditures; and

          the market price, liquidity and return on securities carrying Venezuelan risk, such as the ADSs and the Class D Shares.


Economic Considerations

     Demand for telephone services in Venezuela and the Company's results of operations and financial condition have been, and are expected to continue to be, affected by the state of Venezuela's economy. Venezuela's gross domestic product ("GDP") increased by 5.1% in 1997, contracted by 0.7% in 1998, contracted by 7.2% in 1999 and increased by 3.2% in 2000. Not accounting for petroleum related activities, Venezuela's GDP increased by 3.3% in 1997, contracted by 0.8% in 1998, contracted by 4.9% in 1999 and increased by 2.7% in 2000. See "-- Importance of Oil Sector." There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company's services or on the Company's results of operations and financial condition. See "Item 5. Operating and Financial Review and Prospects."

Inflation and Tariff Regulation

     Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation as measured by the Consumer Price Index was 37.6%, 29.9%, 20.0% and 13.4% for 1997, 1998, 1999 and 2000, respectively, and as measured by the Wholesale Price Index was 17.3%, 23.3%, 13.6%, and 15.8% for 1997, 1998, 1999 and 2000, respectively. There can be no assurance that inflation will not continue at or increase from its current level.

     Prior to entering into an agreement in February 2000 with Comision Nacional de Telecomunicaciones (the National Commission of Telecommunications) ("CONATEL") relating to, among other things, the rates CANTV charged for telephone services during 2000 (the "Agreement"), CANTV's rates were regulated under the Concession (as described herein). See "Item 4. Information on the Company -- Regulatory Framework." The Concession had provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the Wholesale Price Index. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second quarter preceding the adjustment The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

     The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the more commonly accepted Consumer Price Index which, at times, significantly exceeded the rate of inflation as measured by the Wholesale Price Index. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession's price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons. For example, in 1999, CANTV received authorization for a rate increase effective January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. Thereafter, CANTV was unable to obtain approval to increase its tariffs as stipulated in the Concession following CANTV's rate increase effective April 30, 1999. Under the Agreement, the first tariff increase became effective March 23, 2000 and the second tariff increase became effective on June 16, 2000. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation and the Concession -- the Agreement."

     The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs to apply to CANTV after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000.

     CANTV will be subject to tariff regulation under the new regulatory framework as the established operator in the telecommunications services market in Venezuela. On February 19, 2001 pursuant to the Ley Organica de Telecomunicaciones (Gaceta Oficial No. 36,970, enacted on June 12, 2000) (the "New Telecommunications Law"), CONATEL established the maximum tariffs for 2001 that are applicable to the Company effective March 10, 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement. The first tariff increase is effective from March 10, 2001 through June 30, 2001 and the second tariff increase will be effective on July 1, 2001. The new price-cap system will apply to the rates CANTV charges during 2001. CANTV and CONATEL have not reached an agreement on a tariff system to apply after 2001. The principal effect of the new price-cap system as applied to CANTV is to increase local rates for residential and commercial customers by approximately 5% and to increase charges for certain public telecommunications services by approximately 14%. Domestic and international long distance rates remain unchanged.

     Under the new price-cap system, the maximum tariffs may be adjusted upwards or downwards based on a formula tied to the Wholesale Price Index and the rate of devaluation in the bolivar. The price-cap system provides for an upward or downward adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of an index based on the Wholesale Price Index and the rate of devaluation in the bolivar. CANTV may apply for an upward adjustment to the established rates up to the excess percent that the accumulated index is greater than 2.5% from the projected index. CONATEL may request a downward adjustment to the established tariffs by the excess percent that the accumulated index is less than 2.5% from the projected index. Where the accumulated index deviates in excess of 7.5% from the projected index, CONATEL is required to revise the price-cap formula. See "Item 4. Information on the Company -- Regulatory Framework -- Proposed Regulation of Tariffs."

     As in the past, delays and variances from the price-cap may cause the inflation rate used as a basis for adjustment of CANTV's rates to differ from the rate of inflation prevailing during the period in which the adjustment is made and in periods of increasing inflation CANTV's rates may not always fully offset the effects of inflation. CONATEL may not allow or may delay upward adjustments to CANTV's rates pursuant to the new price-cap system. Increasing inflation may also cause a reduction in the value of CANTV's accounts receivable balance. Also to the extent that CANTV's rates are adjusted on the basis of agreed-upon projected exchange rates, devaluation of the bolivar at rates greater than the ones contemplated by the price-cap or the inability of the Company to raise its tariffs pursuant to the new price-cap system to compensate for exchange losses and inflation could result in an adverse effect on the Company's financial condition and results of operations.

Exchange Controls and Currency Devaluation

     On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1994. See "Item 5. Operating and Financial Review and Prospects." Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by American Depositary Shares, American Depositary Receipts ("ADRs"), Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996.

     The Central Bank of Venezuela, in order to keep the exchange rate within certain limits, currently intervenes to maintain the exchange rate between 7.5% above and 7.5% below a reference rate set by it. Such reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. Dollar. The Central Bank of Venezuela has indicated that such reference rate will be adjusted by 1.16% to 1.28% monthly. Under this policy, the reference rate for the Central Bank of Venezuela was Bs. 686.54 per U.S. dollar at December 31, 1999 and Bs. 700.00 per U.S. dollar at December 31, 2000.

     There can be no assurance that the Central Bank of Venezuela will continue its current policy or that the Government will not impose foreign exchange restrictions or otherwise take future action to limit the ability of depositaries to repatriate capital or remit dividends on shares of Venezuelan companies represented by ADSs, ADRs, Global Depositary Shares or Global Depositary Receipts or to restrict the Company's ability to deliver underlying Class D Shares in exchange for ADSs. There also can be no assurance that the bolivar will not continue to decline in value with respect to the U.S. dollar or that a one-time substantial devaluation of the bolivar will not be imposed by the Government. Any such imposition or decline could adversely affect the financial condition and results of operations of the Company and the market value of the Class D Shares and the ADSs. See "Item 10. Additional Information -- Exchange Controls."

     Substantially all of the Company's revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation, under current market conditions, the Company does not engage in hedging activities. Reductions in the value of the bolivar against the U.S. dollar and other foreign currencies have significantly affected the business and operations of the Company in the past and may do so again in the future. If the value of the bolivar relative to the U.S. dollar were to continue to decline substantially, the Company's consolidated net income and stockholders' equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D Shares could also be adversely affected.

     Cash dividends and other cash distributions, if any, with respect to the Class D Shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by the Depositary in respect of such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary to holders of ADSs would be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend date.

Investment Restrictions

     The Government has in the past imposed restrictions on foreign ownership of Venezuelan equity securities, and continues to limit foreign investment in certain sectors of the economy, including television and radio stations, Spanish language newspapers and professional services regulated by specific national laws such as accounting and medical services. Currently there are no restrictions on foreign ownership of the Company's equity securities. Although foreign investment restrictions were liberalized in January 1990, there can be no assurance that any such restrictions will not be reimposed. The reimposition of any such restrictions could have an adverse effect on the results of operations and financial condition of the Company and the market price and liquidity of the ADSs and the Class D Shares.

Importance of Oil Sector

     The petroleum industry is central to and dominates the Venezuelan economy. In 2000, the oil industry accounted for an estimated:

              27.5% of Venezuela's GDP;

              approximately 51.0% of the Government's total current revenues;
              and

              84.0% of the total value of Venezuela's exports.

     Consequently, the rate of economic growth, the level of tax revenue, Government spending and Government borrowing and the supply of foreign exchange in Venezuela are materially affected by oil prices and conditions in the international petroleum markets generally. A future downturn in the economic results of Venezuela's petroleum industry may have a material adverse effect on the Venezuelan economy, which could adversely affect the financial condition and results of operations of the Company.

     Beginning in the fourth quarter of 1997 and continuing through the first quarter of 1999, the Venezuelan economy was adversely affected by the significant decline in international oil prices. During that period, Venezuela and other oil producing nations realized lower per barrel oil prices than at any other time in the past ten years. As a result of the decline in oil revenues, cuts in Government spending and a decline in foreign and domestic private investment, the Venezuelan economy contracted in 1998. Beginning in April 1999, international oil prices have increased partially as a result of production cuts mandated by the Organization of Petroleum Producing Countries, referred to as OPEC. The Government has announced a desire to strengthen OPEC and continue with OPEC's directed production cuts.

     The increase in oil prices has had a beneficial effect on the Government's budget. The average price of Venezuelan oil is currently U.S.$26 per barrel as of December 31, 2000. For budgetary purposes the Government estimated the average price of oil for 2000 and 2001 at U.S.$16 per barrel and U.S. $20 per barrel, respectively.

     The Government has recently begun a program to permit foreign companies to invest in the Venezuelan oil sector which will likely contribute to the further growth and increased importance of the oil sector in the Venezuelan economy. PDVSA, the Venezuelan national oil company, including its affiliates, is CANTV's largest governmental customer.

Different Corporate Disclosure and Governance

     The securities laws of Venezuela which govern publicly traded companies such as the Company differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Venezuela stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is subject to the periodic reporting requirements of the U.S. Exchange Act of 1934 (the "Exchange Act"), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. In addition, the Venezuelan securities markets are not as highly regulated and supervised as the United States securities markets. Minority stockholders of the Company may also have fewer and less well defined rights under Venezuelan law and CANTV's Estatutos (the "By-laws") than they might have as minority stockholders of a corporation incorporated in a United States jurisdiction. See "Item 10. Additional Information -- Memorandum and Articles of Association" and
Note 16 to the Audited Financial Statements.

     The liability of stockholders of a Venezuelan company, such as CANTV, including holders of Class D Shares, for company's losses is generally limited to their shareholdings in the company. The Venezuelan Commercial Code provides, however, that in the event that a company's accumulated losses (calculated in accordance with Venezuelan GAAP on a constant bolivar basis), reduce stockholders' equity to an amount equal to or less than two-thirds of the company's capital stock (i.e., the aggregate of the par value of the company's outstanding capital stock on a nominal bolivar basis), a stockholders' meeting must be convened. At such meeting the stockholders must consider whether to: (i) liquidate the company, (ii) reduce the company's capital stock to an amount equal to the company's remaining stockholders' equity, (iii) require capital contributions from stockholders to the extent required so that stockholders' equity is equal to more than two-thirds of the company's capital stock or (iv) take none of the foregoing actions. If accumulated losses reduce stockholders' equity to an amount equal to or less than one-third of the company's capital stock, the company must be liquidated unless a stockholders' meeting is convened at which the stockholders determine to: (i) reduce the company's capital stock to the company's remaining stockholders' equity or (ii) require capital contributions from stockholders to the extent required so that stockholders' equity is equal to more than two-thirds of the company's capital stock. If the stockholders decide to require capital contributions or to increase the capital stock as described above, each stockholder is required under penalty of forfeiture of such stockholders shares, to contribute additional capital to the company based upon the number of shares that it holds, provided that any stockholder that did not attend the meeting in person or by proxy or that voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share of the shares that it holds, calculated based upon the company's most recent unconsolidated balance sheet that has been approved at a meeting of the company's stockholders.

Venezuelan Taxation of ADSs and Class D Shares.

     Dividends paid by CANTV with respect to Class D Shares will not be subject to Venezuelan income tax or withholding tax with respect to dividends arising out of earnings and profits for periods prior to December 31, 2000. Any dividends arising out of either accumulated or current earnings and profits for periods closing after January 1, 2001 paid to the Depositary with respect to Class D Shares underlying the ADSs (whether in cash or stock) will be treated as foreign source income and will not be subject to Venezuelan taxation or income tax withholding. Any dividends arising out of either accumulated or current earnings and profits for periods closing after January 1, 2001 and paid in cash with respect to Class D Shares held by a person other than the Depositary will be subject to withholding at the rate of 34% at the time of payment of the dividend to the shareholder except as may be provided in an applicable tax treaty. Subject to any applicable tax treaty, any such dividends arising out of either accumulated earnings and profits or current earnings and profits for periods closing after January 1, 2001 and paid in stock with respect to Class D Shares held by a person other than the Depositary will be subject to withholding at the rate of 34%, at the time that such stock is disposed of by the shareholder. Prospective investors of the ADSs should carefully read, and should also consult their tax advisors with respect to, the summary of Venezuelan and United States taxes set forth under "Item 10. Additional Information -- Taxation."

Enforceability of Civil Liabilities

     CANTV is a "compania anonima" organized under the laws of Venezuela. A majority of CANTV's directors and officers and certain experts named herein reside outside the United States (principally in Venezuela). All or a substantial portion of the assets of such persons or CANTV are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or CANTV or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. CANTV has been advised by its Venezuelan counsel, that there is uncertainty as to the enforceability, in original actions in Venezuelan courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Venezuelan courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Factors Relating to the Company

Concession and the New Telecommunications Law

     The Company experienced certain difficulties in implementing certain aspects of the Concession, including actions contemplated to be taken by the Government and actions contemplated to be taken by the Company under the Concession. There can be no assurance that any disputes that may arise between the Company and the Government in the future will be resolved expeditiously or in a manner favorable to the Company. See Note 2 to the Audited Financial Statements and "Item 4. Information on the Company -- Regulatory Framework".

     The Concession contemplated the implementation of a rate rebalancing program to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers and thereby permitting CANTV to offer competitive pricing for its international and domestic long distance services by the year 2000. The Concession also contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions in Venezuela existing since 1994 and other factors, such rebalancing did not take place as contemplated in the Concession. On September 9, 1996, CANTV entered into an agreement with the Ministry of Transportation and Communications (now known as the Ministry of Infrastructure) designed to achieve the level of rate rebalancing originally contemplated by the Concession. In 1997, CONATEL delayed the quarterly rate increases and rate rebalancing authorized under the Concession and this agreement for fourteen days. In February 2000, following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession, CANTV and CONATEL entered into the Agreement with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates.

     The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See "Item 4. Information on the Company -- Regulatory Framework." CANTV will be subject to tariff regulation under the new regulatory framework as the established operator in the telecommunications services market in Venezuela. New market entrants will be free to set rates. On February 19, 2001 pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2001 during 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement. The new price-cap system will apply to the rates CANTV charges during 2001. CANTV and CONATEL have not reached agreement on a tariff system to apply after 2001. The principal effect of the new price-cap system as applied to CANTV is to increase local rates for residential and commercial customers by approximately 5% and to increase charges for certain public telecommunications services by approximately 14%. Domestic and international long distance rates remain unchanged.

     There can be no assurance that rebalancing will ever be completed as contemplated under the Agreement or the Concession. In addition, while none of the Concession, the Agreement or the New Telecommunications Law requires CANTV to agree to any change in its rate mechanism, there can be no assurance that CONATEL will not delay changes in rates or attempt to revise the price-cap and rate rebalancing mechanisms in ways which would have a material adverse effect on the Company's financial condition and results of operations. Also, as the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations and quality and service standards to be established under the new regulatory framework. There is no assurance that the disparity of treatment will be reduced or that it will not worsen and have a negative effect on the ability of CANTV to compete with new market entrants. Inasmuch as CANTV continues to have the rates it charges subject to regulation while new market entrants are free to set rates, it may also experience decreases to its profit margin as a result of the opening of the telecommunications services market to competition. The extent of any decrease in profit margins will depend, in part, on the number of new market entrants that compete with CANTV for the more lucrative long distance services while CANTV retains the larger share of the less profitable local services market subject to price regulation. In the event that CANTV is unable to raise the rates it charges for local services without offsetting increases in call volume to compensate for losses in long distance service revenues, CANTV may experience an adverse effect to its financial condition and results of operation.

Delays in Receiving Payments from Government Entities

     The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, "Government entities"). In 2000, Government entities generated approximately 9% of the Company's revenues.

     The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amount of bonds authorized for payments of debt owed CANTV as of December 31, 1998, under such legislation was estimated to be Bs. 63,218 million (U.S.$90.3 million). In December 2000, CANTV received a payment from the Government of Bs. 34,089 million (U.S.$48.7 million) from a bond issuance by the Government related to amounts outstanding in respect of years 1998 and prior. As of December 31, 2000, the amounts outstanding in respect of years 1998 and prior was Bs. 18,836 million. In 2000, the Government budgeted an issuance of bonds to cover the partial payment of amounts outstanding as of December 31, 1999, which totaled Bs. 137.5 billion after adjusting for inflation as of December 31, 2000. CANTV expects to receive approximately Bs. 20,000 million (U.S.$28.6 million) during 2001 in respect of this bond issuance.

     At December 31, 2000, Government entities, including certain ministries of the Government, owed the Company approximately Bs. 102.8 billion (U.S.$146.8 million) of which approximately Bs. 47.6 billion (U.S.$68.0 million) was outstanding from prior years. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially. During 1999 and 2000, the losses from the exposure to inflation was Bs. 22,531 million and Bs. 15,239 million, respectively. See Note 9 to the Audited Financial Statements.

     There can be no assurance as to whether currently outstanding receivables from these Government entities will be paid or as to the timing of any such payments. In addition, because the amounts that such Government entities can pay for telecommunication services continues to be based upon budgeted amounts and not actual usage, it is expected that additional receivables generated by Government entities in 2001 will be outstanding as of December 31, 2001. Although the Company has in the case of certain Government entities reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that have been budgeted for and can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or amounts to be billed in the future has had and will continue to have an adverse effect on the profitability of the Company.

Collections

     At December 31, 2000, the average number of days that receivables remained outstanding was approximately 40 days for all customers except Government entities, for which the average was approximately 280 days. The Company disconnected approximately 2.4 million customers during 2000 due to non-payment. Although approximately 81.9% of such customers paid the overdue amounts and were subsequently reconnected, the value of the payments received is reduced as a result of the inflationary environment that has existed in Venezuela in the last several years. The Company started applying a reconnection fee, which varies depending on the type of customer. The Company also began charging interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that inflation will not continue to erode the value of payments received on overdue amounts, that significant number of customers will not be disconnected for failure to pay for services and that such factors will not continue to have an adverse impact on the Company.

Competition

     Pursuant to the Concession, the Company was the sole provider of switched, fixed local, domestic and international long distance telephone services throughout Venezuela until November 27, 2000. Beginning on November 27, 2000, however, the Concession allowed for direct competition for these services. In addition, the Concession permitted the Ministry of Transportation and Communications to grant concessions for basic telephone services to third parties prior to October 2000 in certain rural areas not served by CANTV.

     On January 15, 1991 CONATEL granted the first cellular concession to Telcel BellSouth, C.A. ("Telcel"). On May 19, 1992, the Company purchased one of two cellular concessions from the Government and established Telecomunicaciones Movilnet, C.A. ("Movilnet").

     In December 1996, Infonet Redes de Informacion C.A. ("Infonet") was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed digital fixed and mobile wireless services in rural areas in western Venezuela using global service mobile ("GSM") technology and has also expanded its services into large population areas. In January 1998, two additional companies were granted multiple services concessions. Corporacion Digitel C.A. ("Digitel") (since late 2000 majority owned by Telecom Italia) was granted a concession to provide services in seven central states and Digicel (formerly Consorcio Elca, C.A.) ("Digicel") was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

     With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. Beginning in November 2000, the Government started the auction of frequencies for Wireless Local Loop ("WLL") services. Five regions were defined, three permits in each region were auctioned and six concessions were granted. CANTV was not allowed to participate in this auction. See "Item 4. Information on the Company -- Regulatory Framework --Competitive Framework." Competition in services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries.

Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers.

     As of April 30, 2001, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of one integrated service provider, namely CANTV; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. ("Genesis Telecom"), Entel Chile, S.A. ("Entel Chile"), Millicom International Cellular, S.A. ("Millicom"), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. ("ImpSat"), Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom Telecomunicaciones, C.A. ("Texcom"); Internet service providers ("ISPs"), such as CANTV Servicios, C.A. ("CANTV Servicios"), T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC, C.A. ("Conmovil"); and Cable TV operators, such as SuperCable ALK Internacional, C.A. ("SuperCable"), Cable Corp. T.V., C.A. ("Cabletel") and Corporacion Telemic, C.A. ("Intercable"), including DirectTV satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers.

     CONATEL had intended to auction concessions for frequency to provide Local Multipoint Distribution Services ("LMDS") in each of five regions of Venezuela. LMDS is a fixed wireless service that offers a broad band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not announced the new date for the LMDS auction.

     The scope of increased competition and any corresponding adverse effect on the Company's results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, as well as the effectiveness of the Company's efforts to compete successfully. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. There is no assurance that the Company will be able to operate effectively in a highly competitive environment.

Labor Relations

     The Company's employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federacion de Trabajadores de Telecomunicaciones de Venezuela (Federation of Telecommunications Workers of Venezuela) ("FETRATEL"). Approximately 39.2% of the 13,592 Company employees at December 31, 2000 were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to act under the terms of the expired contracts during negotiations. However, the Company has experienced work stoppages from time to time. The most recent work stoppage, which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997 the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a new collective bargaining agreement with FETRATEL, which expires on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999 for all union workers and merit increases in June 2000 and 2001. Future conflicts with the Company's unionized employees or other employees could have a material adverse effect on the Company. See "Item
6. Directors, Senior Management and Employees -- Employees."

Liquidity of Market for Class D Shares

     The Caracas Stock Exchange, the smaller Maracaibo Stock Exchange and Electronic Stock Exchange are Venezuela's only stock exchanges. The Venezuelan securities markets are substantially smaller, less liquid and more volatile than the securities markets in the United States and certain other countries. At April 30, 2001, the aggregate market capitalization of the fifteen largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 3,505 billion (U.S.$4.9 billion at the exchange rate as of April 30, 2001).

     A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities markets is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company is the largest company in Venezuela in terms of market capitalization.

     The Caracas Stock Exchange has in the past experienced substantial fluctuations in the market prices of listed securities. These and other market characteristics have in the past affected, and may in the future affect, the market price and liquidity of shares of Venezuelan companies, including the Class D Shares, and may also affect the market prices and trading of the ADSs.

Forward-Looking Information is Subject to Risk and Uncertainty

     Certain statements contained in this Form 20-F contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of
1995) that involves risks and uncertainties, including (i) the Company's plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company's implementation of such plans, (ii) the Company's plans to expand its service offerings, (iii) the implications to the Company of any economic situation in Venezuela, (iv) information as to potential competitors and as to potential market share gains by the Company that may result from the Company's implementation of its business strategy, (v) the Company's plans to further implement rate rebalancing and the effects on the Company's business that may result from such rebalancing and (vi) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition. Actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Form 20-F, including, among others, the Company's success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economy, regulatory conditions and Venezuelan political and legal developments.

Item 4.   Information on the Company

Introduction

     CANTV is the primary provider of fixed telecommunications services in Venezuela. The Company provides substantially all of its services within Venezuela and substantially all of its operating income is derived from Venezuelan domiciled customers and from settlements with foreign carriers for calls completed in Venezuela. CANTV is the proprietor of the only basic telecommunications network with nationwide coverage in Venezuela. Through this network, CANTV provides local, national and international telecommunications services. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. Through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

     CANTV is a "compania anonima" organized under the laws of Venezuela. CANTV was incorporated in Venezuela as Compania Anonima Nacional Telefonos de Venezuela (CANTV) on June 20, 1930. The Company's registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1., Apartado Postal 1226, Caracas, Venezuela 1010 (58-212-500-6800). CANTV's Internet website address is http://www.cantv.com.ve. The
                                               -----------------------
information on CANTV's website is not incorporated into this document.

     The Company had gross revenues and net loss of Bs. 1,825.1 billion (U.S.$2.6 billion) and Bs. 90.2 billion (U.S.$129 million), respectively, for the year ended December 31, 2000. At December 31, 2000, the Company had approximately 2.6 million access lines in service and approximately 1.7 million wireless subscribers.


History

     In December 1991, VenWorld Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela by a private consortium of companies and currently 57.8%-owned by Verizon Communications Inc. ("Verizon") (formerly GTE Corporation), acquired operating control and initially 40% of the equity share capital of CANTV from the Government through Fondo de Inversiones de Venezuela (the "Venezuelan Investment Fund") for a purchase price of approximately U.S.$1.885 billion. As a result of the share repurchase programs, the shares represented by that stake constitute as of December 31, 2000 43.19% of the equity share capital of CANTV. Since VenWorld obtained operating control, the Company has substantially increased the number of access lines in service, modernized its network, increased employee productivity, consolidated operations, strengthened management controls and improved network planning, design and construction. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the "Initial Public Offering").

     CANTV operates the nation-wide fixed-line network in Venezuela. CANTV's principal subsidiaries are Movilnet, CANTV Servicios and Caveguias, C.A. ("Caveguias"). Movilnet was incorporated in Venezuela on March 24, 1992 and its business is to provide, manage and develop wireless telecommunications services. CANTV Servicios was incorporated in Venezuela on January 26, 1994 and its business is to provide value-added services such as Internet access and data transmission. Caveguias was incorporated in Venezuela on November 12, 1975 and its business is to provide telephone directory information services.

     The Company is subject to comprehensive regulation and supervision by the Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) (the "Ministry") and CONATEL. See "-- Regulatory Framework -- Regulation and the Concession."

     Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased its access lines in service and wireless subscribers from approximately 2.5 million and 213,655 at December 31, 1996, respectively, to approximately 2.6 million and 1.7 million at December 31, 2000, respectively. The percentage of digital access lines installed in the Company's network has increased from 59.3% at December 31, 1996 to 80.0% at December 31, 2000. All of the Company's international and domestic long distance switches are digital. During 2000, the Company has also connected several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future.

     Since privatization, the Company has implemented a number of programs designed to lead to greater productivity and improved customer service. As a result of productivity improvements, the Company has also been able to reduce the number of its employees and at the same time grow its business. Access lines in service per CANTV employee have increased from 151 at December 31, 1996 to 235 at December 31, 2000. As part of its customer service enhancements, the Company has automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnect and reconnect system. In addition, the Company has redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value added services.

     The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon includes: T.I. Telefonica Internacional de Espana, S.A. ("Telefonica Internacional"); C.A. La Electricidad de Caracas, S.A.C.A. ("Electricidad de Caracas"), Venezuela's largest private sector power generating and distribution company now a subsidiary of AES Corporation; Consorcio Inversionista Mercantil ("CIMA"), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. ("AT&T") (together with their successors, collectively referred to as the "Participants in the Consortium"). The Participants in the Consortium contribute broad operating experience and expertise to the operation of the Company and provide the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium have entered into service agreements with the Company to provide technical, consulting and other assistance. See "Item 7. Major Shareholders and Related Party Transactions." VenWorld, as the holder of the Company's Class A Shares, had the right until January 1, 2001 to elect the President of the Company and the four principal directors, which collectively comprise a majority of CANTV's nine member Board of Directors. After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company's Class A Shares, together with one of the two directors that had been elected by the Government as holder of the Company's Class B Shares, are now elected by all holders of CANTV's outstanding shares voting as a single class. See "Item 6. Directors, Senior Management and Employees."

Company Strategy

     The Company's mission is to maximize shareholder value through communications solutions that exceed customer expectations and meet evolving global technological standards in telecommunications. To achieve this end, the Company focuses its strategy towards obtaining profitable growth in its telecommunications business through increased market focus and by continuing to selectively expand its network, broaden service offerings, increase network utilization, increase market penetration, reduce costs and improve overall productivity. Key elements of the Company's strategy include:

     Improve Profitability Through Effective Customer Focus and an Integrated Service Offering. The Company has made substantial progress on its expansion and modernization program and continues to focus on key customer groups. The Company uses improvements in customer service and technological infrastructure to market its services more effectively following the opening of the Venezuelan market to competition in November 2000. The Company is using an integrated marketing focus by capitalizing on the operational synergies between CANTV and its subsidiaries to identify and meet customer needs. The Company has been integrating its information technology systems to provide the information and tools necessary to better target customers and improve overall customer service and satisfaction. The Company has also created business units to focus on specifically targeted customer groups. These units and customer groups are described below:

     CANTV Corporations. This unit is responsible for the relationship with the largest corporations operating in Venezuela. CANTV Corporations offers integrated telecommunications solutions and seeks to seize new business opportunities to support the growth of data transmission services. This business unit is focused on providing higher quality telecommunications services ranging from voice and data transmission to customer network management. CANTV Corporations plans to consolidate its Televoting/Telecontest product offering launched in 2000, which has become an integral part of the franchised TV contest programs recently aired. Televoting is a telecommunications product through which opinion polls and surveys can be conducted by telephone in a fast and economical way. Telecontest is a similar interactive product created to enable the measurement of response levels and ratings in connection with televised broadcasts and contests.

     CANTV Companies. This unit serves medium and small commercial clients in each of the financial, manufacturing, petroleum, media and service sectors. This unit develops and markets new services to these customers, focusing on enhanced services, including data transmission services, in order to increase access lines and usage per access line. In order to accomplish this goal during 2000, the Company has completed 80% digitalization of its installed lines, and it continues to make investments designed to improve the quality of its network, including: (i) the planned completion during 2001 of a high capacity broadband fiber optic network linking Venezuela's major urban centers, (ii) the development of wireless technology to expand basic service where cost effective, and (iii) the offering of integrated services through CANTV's wholly-owned subsidiaries. During 2000, the Company introduced flat fee Internet access nationwide, intelligent network applications such as an 800 number service, Televoting and Telecontest and international long distance service plans known as preferred country ("Pais Preferido") and frequent country ("Pais Frecuente"). Additionally, this unit is developing two projects for TV video transmission and videoconferencing on demand. The Company is also working on an additional new model for customer service through the Internet. With this new marketing channel, CANTV's customers will be able to access a web site to place new service orders, and review the status of their orders and claims, among other things.

     CANTV Public Institutions. This unit serves the Government, as well as state and municipal governments, and tailors its service offerings to the Government's diverse telecommunications needs. These include voice, data transmission, video and value-added services. By offering innovative services such as integrated services through CANTV's wholly-owned subsidiaries (Movilnet and CANTV Servicios), a broad-band high-speed Internet access service called "Acceso Banda Ancha" ("ABA"), fixed wireline prepaid service through a prepaid card (called "CoolCard," currently used for wireless service) and a new digital invoice, the Company encourages the modernization of the telecommunications infrastructure used by the Government. The Company is also actively involved in several social projects such as the virtual library which consists of computer rooms with Internet access offering a selection of reading titles and educational resources. The virtual library project is managed by regional governments.

During 2000, the Company installed 7 virtual libraries and plans to install approximately 21 during 2001. Other planned projects to be undertaken in cooperation with the Government include citizen watch, telemedicine and the modernization and expansion of the national postal office ("IPOSTEL").

     CANTV Residential. This unit serves residential customers by seeking to increase services while decreasing the costs of providing these services. Its objective is to offer products and services under new technical platforms that promote usage and customer loyalty through improvements in customer care. As part of this objective, during 2000, CANTV introduced a fixed wireline prepaid service to make CANTV's services more accessible to lower income consumers. Additionally, in October 2000 CANTV Residential introduced "ABA," which provides broad-band high-speed Internet access for residential customers. Currently, prepaid mobile services through prepaid cards are being tested by the Company.

     CANTV Public Telecommunications. This unit's objective is to provide to customers high quality public telecommunications services that meet a broad array of telecommunications needs. In order to achieve this objective, the Company offers high quality and prompt service throughout the country by using an innovative technology and a highly motivated employee workforce. CANTV Public Telecommunications offers several services including Community Telecommunications Centers, Telecommunications Centers, prepaid debit card public telephones, rented public telephones, prepaid debit cards selling machines and other services. Community Telecommunications Centers reduce the Company's cost of providing telecommunications services through lower maintenance costs. During 2000 the Company installed approximately 4,983 public telephones, 29 Community Telecommunications Centers and 84 Telecommunications Centers.

     CANTV Interconnection. This unit serves interconnection customers and proactively markets CANTV's interconnection services. Its strategy is to (i) become the preferred "carrier's carrier" using the Company's current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices; (iii) develop long-term strategic alliances; and (iv) maximize the efficiency of the Company's interconnection facilities while minimizing costs. To this end, the Company has entered into interconnection agreements with several competing telecommunications services providers. During 2000 this unit has developed the processes, negotiation teams and contract models to prepare for the expected high number of interconnection negotiations with new operators, following the opening of the telecommunications services market to competition. Additionally the Company is developing specific packages that encourage other telecommunications services providers to use the Company's network. In addition, the Company continues to introduce new services to increase domestic and international traffic to strengthen its position in both the national and international data transmission markets.

     Continue Expanding Wireless Services. The Company, through its wholly-owned subsidiary Movilnet, plans to continue expanding its wireless communications business. The Company is also seeking to increase the revenues and margins of its wireless business by (i) minimizing customer acquisition cost; (ii) continuing the introduction of attractive products in the Venezuelan market;
(iii) continuing the development of the wireless data market; (iv) expanding its geographic coverage and concentrating in key markets; (v) continuing improvement of Movilnet's market position through increased product segmentation; (vi) providing packages of services that maximize the utilization of Movilnet's technological, marketing and personnel infrastructure; and (vii) centralizing marketing efforts and client service functions to better focus on customer care, build loyalty and improve customer satisfaction. During 2000, the Company coordinated its marketing efforts with Movilnet to better serve its large corporate customers and make efficient use of marketing resources.

     Grow Data Transmission and Value-Added Services. The Company provides various telecommunications services, including data transmission and an array of value-added services such as voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside

Venezuela), direct long distance calling services to other countries, video conferencing, "web page" hosting, enhanced fax service, audio text, country-wide 900 service, Televoting, Telecontest and other intelligent network and data capabilities that increase network utilization. The Company plans to offer additional value-added services in the future and seeks to capture the largest share of this market by leveraging its existing infrastructure, its relationships with the Participants in the Consortium and first-mover advantage, to be the first to offer new telecommunications services in Venezuela. Currently, the Company is testing the mobile prepaid service which will allow customers to make local, domestic and international long distance calls from any telephone, using a Dual Tone Multi-Frequency signal system. The payment system used for this mobile prepaid service will be CoolCard, currently used by Movilnet and CANTV Servicios for prepaid services.

     Consolidate Our Position as the Preferred Internet Service Provider in Venezuela. The Company seeks to remain the recognized market leader in the provision of Internet services. The Company's strategy to retain the largest share of this high-growth market includes the development of an advanced services platform and integrated services network. The Company actively targets the development of Internet services in the corporate market by emphasizing long-term partnerships and delivering reliable and secure services aimed at ensuring the promises of the e-economy. The Company also continues to deliver and market its Internet services to medium- and small-sized companies and to the broader consumer market.

     Achieve "World Class" Efficiency Standards. The Company has made substantial progress in reducing costs and increasing productivity, reducing CANTV's labor force by approximately 32.9% and increasing the number of access lines in service per CANTV employee by 55.6%, from 151 to 235 between December 31, 1996 and December 31, 2000. Other efficiencies achieved include improvement of internal controls, consolidation of operator centers and centralization of the Company's ordering and procurement processes. The Company is seeking to enhance the quality of its workforce through training programs, improved hiring practices and analysis of employee capabilities in connection with workforce reductions. Additionally, the Company has implemented special retirement programs to encourage workforce reductions. The Company believes that these measures, in combination with the ongoing improvement of its network infrastructure, should continue to make possible substantial additional improvements in efficiency and productivity, which should result in improvements to its operating margins.

     Lead the Implementation of a Fair and Balanced Regulatory Framework. The Company seeks to promote the establishment of a regulatory framework that will ensure that the Company is adequately compensated for providing access to its network both during and after the period of exclusivity under the Concession to provide switched, fixed, local and domestic and international long distance service throughout Venezuela. The Company has reached interconnection agreements with a number of competitive service providers and seeks to become Venezuela's preferred carrier by leveraging on its extensive country-wide fiber optic "backbone."

     Globalization. The Company continues to take advantage of its relationship with Verizon in order to benefit from its strengths in processes, systems and resources to strengthen the Company's competitive position after the opening of the telecommunications market in Venezuela to competition in November 2000. See "-- Competition." In addition, in April 2001 Movilnet and CANTV Servicios changed their logos to resemble CANTV's own, as part of a brand name unification strategy. Using the same graphics and font, Movilnet adopted a new slogan "contigo siempre" (always with you) and CANTV Servicios changed its name to CANTV.net and adopted the new slogan "te acerca el futuro" (taking you closer to the future).

Capital Expenditures

     Based on nominal bolivars converted to U.S. dollars at average exchange rates during the relevant period, the Company made capital expenditures of approximately U.S.$312 million, U.S.$593 million, U.S.$706 million, U.S.$546 million and U.S.$442 million in 1996, 1997, 1998, 1999 and 2000, respectively. The Company presently plans capital expenditures of approximately U.S.$518 million in 2001. Expenditures are directed towards sales (47.1%), operations support (27.9%), overhead (12.5%), maintenance (6.2%) and other (6.3%). Sales expenditures cover new products and technologies. Operations support consists of the development, upgrading and installation of new systems. The Company's capital expenditures are expected to be funded through internally generated cash. Even though capital expenditures are expected to drop to lower levels in the 2002 to 2005 planning period, expenditures will continue to be directed towards network expansion, digitalization and modernization. The Company plans to continue to focus its capital investments on the wireless, data transmission and e-business areas.

Breakdown of revenues by category of activity

     The breakdown of revenues by category of activity for each of the last three years is included in "Item 5. Operating and Financial Review and Prospects--Results of Operations for the Years Ended December 31, 1998, 1999 and 2000."

Domestic Telephone Services

     Domestic telephone services include local and domestic long distance and public telephone services. These services accounted for 57.2% of the Company's total operating revenues during 2000.

Local and Domestic Long Distance Services

     Pursuant to the Concession, CANTV until November 27, 2000, was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances. As of December 31, 2000, CANTV's domestic telephone network included approximately 3.1 million installed lines and 2.6 million access lines in service extending throughout the whole of Venezuela.

     The following table provides information relating to the development and improvement of the Company's domestic telephone system over the most recent five years:

                                                                             At December 31,
                                   --------------------------------------------------------------------------------------------
                                        1996                1997               1998                1999                2000
                                   ------------        ------------       -------------       -------------       -------------
Lines installed                       3,208,977           3,403,521           3,550,706           3,546,538           3,074,506
Percentage of lines installed
 in digital exchanges                      59.4%               62.3%               66.1%               68.5%               80.0%
Access lines in service: /(1)/
 Non-residential                        705,694             736,759             681,761             634,969             627,785
 Residential                          1,732,756           1,895,838           1,859,073           1,870,859           1,892,801
 Public telephones                       56,409              70,012              75,097              80,033              85,016
                                   ------------        ------------       -------------       -------------       -------------
 Total                                2,494,859           2,702,609           2,615,931           2,585,861           2,605,602
                                   ============        ============       =============       =============       =============

Access lines in service per
 100 inhabitants                           11.1                11.8                11.2                10.8                10.7
Customer satisfaction /(2)/
 Public telephones                         80.4%               70.1%               69.6%               72.3%                N/A
 Residential                               87.7%               89.8%               91.5%               88.2%                N/A
 Non-residential                           90.2%               88.2%               88.5%               83.2%                N/A

_____________________________
(1)  References to "access lines in service" are to lines in billing.
(2) Percentage of customers satisfied with CANTV's service as measured by customer opinion surveys conducted by third parties. The lower customer satisfaction results obtained from the 1999 customer survey compared to the 1998 survey are primarily attributable to differences in survey design and methodology. Customer satisfaction data for 2000 is not available because the survey design and methodology was not reviewed and approved by CONATEL as part of the Government's review of service quality mandates. CONATEL plans to issue a new regulation covering service quality mandates for all operator companies. See "-- Regulatory Framework."

        The number of lines installed during 2000 decreased by 472,032 (13.3%) to 3,074,506 lines at December 31, 2000 from 3,546,538 lines at December 31, 1999. The decrease was due primarily to the elimination of analog lines by using fewer digital lines with excess capacity. During 2000, the Company transferred and eliminated approximately 502,808 analog lines and installed approximately 43,504 new digital lines, which included 12,688 relocated digital lines.

        During 1996 and 1997, the access lines in service increased 4.5% and 8.3%, respectively and penetration increased from 11.1 to 11.8 lines per 100 inhabitants. In 1998 and 1999, the number of access lines in service decreased 3.2% and 1.1%, respectively, reflecting the permanent disconnection of approximately 478,686 and 453,900 lines, in 1998 and 1999, respectively. The number of access lines increased slightly during 2000 by 0.8%, reflecting the success of the prepaid platform combined with fewer permanent disconnections. Additionally, penetration decreased during 1998, 1999 and 2000, from 11.8 lines per 100 inhabitants in 1997 to 10.7 lines per 100 inhabitants in 2000 as a result of the general growth of the population. Permanent disconnections have resulted principally from management's continued aggressive focus on collections. The Company is reassigning these disconnected lines to new customers following upfront credit history checks. See "-- Billing."

        Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and to replace obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network from 59.4% at December 31, 1996 to 80.0% at December 31, 2000. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. At December 31, 2000, CANTV achieved digitalization of 80.0% of its lines installed satisfying an agreement reached between CONATEL and CANTV. See "-- Regulatory Framework -- Regulation and the Concession."

        In order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers, the Company is further upgrading the network's technological infrastructure. The Company implemented ATM Frame Relay platforms in the second half of 1997. Additionally, in 1997 the Company began to install an advanced Signaling System 7 ("SS7") intelligent network platform. These technologies enhance the Company's ability to provide high speed data transmission services to its customers, as well as enhanced services including caller ID, automatic calling card validation, automatic redial and call forwarding. At December 31, 2000, the Company had completed the installation of the SS7 system through its international long distance switches, and plans to continue expanding this system. During 1999, the Company began installing Digital Loop Carriers ("DLCs"). CANTV continued the implementation of DLCs in 2000. DLCs provide voice, data and video services and allow for the introduction of other potential future services, improving the present transmission resources (copper, fiber optics, radio, etc.), the switching exchange plant and available structure. DLCs allow line concentration and voice transmission services to remote locations as well as data transmission services in high concentration areas such as commercial areas. DLCs technology will provide the current network with significant intelligence functionality. The Company upgraded approximately 12,480 lines during 2000 to DLCs and expects to upgrade approximately 20,000 additional lines in 2001.

     In the fourth quarter of 1998, CANTV launched Extended Local Area Service ("EAS") in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime." By the end of 2000, the Company began the "National Numbering Plan" which upgrades the Company national numbering system for both basic telephony and wireless to world class standards. The National Numbering Plan changes the area codes from 3 numbers to 4 numbers and this change will be applied gradually in each region. This project will migrate certain domestic long distance service areas to local area service and vice-versa for year 2002. During 2001, the National Numbering Plan will not include any migration. This project is expected to be completed on September 15, 2001.

     In order to provide high-speed services, the Company has adopted fiber optics as the medium of transportation for the transmission of voice, data, and video. During 1999, the Company completed the installation of an interurban high capacity broadband fiber optic network to interconnect the northern part of Venezuela. This area encompasses the vast majority of Venezuela's population. Up to 1999 and during 2000 the Company installed 3,264 and 307 kilometers of fiber optic transmission lines, respectively. The network, currently consisting of four rings, is being extended to cover other geographical areas. A fifth ring, which is already 70% complete, will cover the telecommunications needs of the southeastern part of Venezuela. Two additional rings are planned for the southwestern part of Venezuela and the Company plans to install approximately 210 kilometers of fiber optic transmission lines during 2001. When completed, the fiber optic network will consist of strategically deployed rings connecting all major cities and most large corporate customers. This fiber optic network increased capacity and provided higher reliability to our Domestic and International Telecommunications systems. This system will also upgrade our current technology to international quality standards. The Company believes that the full fiber optic network will be put into service by the end of 2001 and will connect approximately 80.0% of total users. The Company plans to use the fiber optic network as its "backbone" while maintaining its digital microwave network for redundancy.

     The Company continuously seeks to enhance customer service and product offerings. The Company has successfully completed a project to install Asymmetrical Digital Subscriber Lines ("ADSLs"). A total of 15,000 ADSL lines are available for commercialization in 47 areas, including Caracas and other areas. CANTV Servicios will offer high-speed Internet access using the Company's ADSLs. Additionally, the Company incorporated 100.0% of its digital lines and a 62.6% of its analog lines into its "4Tel System" during 2000. The objective of the 4Tel System is to improve customer service by identifying the particular faulty network element, thereby reducing dispatch and repair times. At present, a new system "4Tel System II" is in process. The 4Tel System II will provide faster execution in repair services for CANTV's customers, through the identification of specific outages locations in the network. This project aims to provide a faster customer repair service of one touch, it means that the system only needs one order to start the reparation.

     The Company's revenues from local and domestic long distance telephone services consist of installation and charges for new lines, monthly line rental charges, usage charges, public telephone usage and equipment sales. At December 31, 2000, non-residential customers represented 24.1% of access lines in service and accounted for 45.6% of local and domestic long distance revenues in 2000. Revenues from usage constitute 59.3% of the Company's local and domestic long distance revenues in 2000.

     The Company's local and domestic long distance traffic for the years 1996 to 2000 is presented in the table below:

                        Domestic Service Usage
--------------------------------------------------------------------------------
                      Total Local and Domestic Long
                         Distance Minutes of Use          Minutes of Use per
       Year                   (millions)                  Average Access Line
--------------------------------------------------------------------------------
       1996                    13,312                            5,454
       1997                    13,565                            5,220
       1998                    15,674                            5,894
       1999                    15,804                            6,076
       2000                    16,381                            6,311

     Total minutes of use of the Company's domestic services increased constantly during the period 1996 through 2000 mainly due to a net increase in lines in use. Minutes of use per average line in service decreased from 1996 to 1997 due to the expansion of service to lower-usage customers and to weakness in the Venezuelan economy. Minutes of use per average line in service increased in 1998, 1999 and 2000 due primarily to lower domestic long distance rates in real terms and the "Free Nights and Weekends" flat rate plan for domestic long distance.

     In November 2000, CANTV implemented the "Free Nights and Weekend" plan for domestic long distance service. This plan consists of a flat fee, in addition to the basic rent fee, for calls made between 9:00 p.m. and 5:59 a.m. during the week, and all day on Saturdays and Sundays.

Public Telephones

     The Company owned and operated 85,016 public telephones located throughout Venezuela at December 31, 2000. Approximately, 91.6% of these public telephones operate with prepaid debit cards. As part of its strategy to improve customer service and operating results, the Company relocated approximately 2,435 less productive public telephones to high traffic areas during 2000, and plans to relocate approximately 5,000 public telephones during 2001. The Company is planning to install approximately 1,500 additional public phones during 2001. The Company has also developed a modernization plan covering the upgrade and maintenance of the public telephone system over the next four years.

Community Telecommunications Centers

     During 1996 the Company began to open Community Telecommunications Centers which are located in rural and urban popular areas to serve customers with limited economic resources. Community Telecommunications Centers are operated by third parties with social labor experience and provide telephone, fax and messaging service to persons who otherwise have no access to such services. Telephone lines installed at Community Telecommunications Centers provide a substantially higher call volume than public telephones at a substantially lower maintenance cost. The Company believes that these centers provide an important community service and have been well received throughout the country. At December 31, 2000 the Company had 2,987 lines serving 1,255 Community Telecommunications Centers. The Company has no expansion plans for Community Telecommunications Centers for 2001.

Telecommunications Centers

     Telecommunications Centers are offices where an array of telecommunications services are offered. These centers are operated by third parties, with support from the Company and are required by the Company to meet certain quality standards. These centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, electronic money transfers, bank draft payments, electronic sales points, mailing services and copying and faxing services. The Company plans to open 250 new Telecommunications Centers during 2001.

Rural Service

     On December 15, 1997, the Company signed a joint venture with Direct-to-Phone International Incorporated, a subsidiary of STM Wireless Incorporated, to develop rural telephone services via satellite. The Company began these operations in early 1998. In September 1999, Direct-to-Phone International Incorporated was acquired by SkyOnline Incorporated. At December 31, 2000, the Company had 1,048 satellite-based lines serving rural areas with satellite technology.

     The Company also provides radio-based telecommunications services to remote rural areas, which are linked to the main public switched network via base station transreceivers and radio terminals. As of December 31, 2000, the Company had 1,013 radio-based lines.

     The Company provides rural services to approximately 1,418 rural areas and the Company has identified additional rural areas where it expects to provide basic, public telephone, and data transmission services in the future using both radio- and satellite-based technology.

Interconnection Agreements

     The Concession requires CANTV to provide interconnection to other telecommunications operators in order to complete calls. In addition to these interconnections, CANTV also permits private telephone line interconnections pursuant to specific contract arrangements. Under the recently adopted Interconnection Regulations (as defined herein), companies must work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See "-- Regulatory Framework -- Regulation and the Concession -- Recent Amendments to the Regulatory Framework." The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless and rural operators establish points of interconnection between their networks and CANTV's networks. As part of its overall strategy, the Company intends to pursue interconnection agreements with competing telecommunications services providers, to develop specific packages that encourage other providers to use the Company's network and to enhance its domestic and international connectivity. Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remain in force provided they are amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on negotiations between the Company and other operators. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. The Company expects that the rates it charges and pays for interconnection will be reduced under the Interconnection Regulations. See "-- Regulatory Framework -- Regulation and the Concession -- Recent Amendments to the Regulatory Framework."

International Long Distance Services

     Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. The Company's international services include voice, video and data communication services that represented 7.0% of the Company's operating revenues in 2000. The largest of these services is international voice service.

     The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization ("INTELSAT"), the global satellite consortium with 122 member countries, of which CANTV is a signatory with a 1.426785% equity ownership interest. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals ("VSAT") service. The Company owns 16.2% of the Americas I and 4.4% of the Columbus II fiber optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to Western Europe. As of 2000, the Company owns 4.26% of the Pan American system and 6.84% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.47% of the Columbus III system. The Columbus III cable system connects the United States to Europe. The Company is currently evaluating its possible participation in the Americas III cable system which will also connect South America, Central America and the Caribbean to the United States. In addition, the Company has minor participation in eight other submarine cable systems, Taino Caribe, Rioja, TPC-4 and TAT-12/13, Antillas I, ECFS, TCS-1 and Unisur.

     At December 31, 2000 the Company had 6,486 international long distance circuits in service, including 3,030 leased circuits which are not operated by CANTV. Of the Company's international circuits in service, 68.1% were provided through submarine cable, 19.4% were provided via satellite and 12.5% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

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

     The Company's international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for the years 1996 through 2000:

                                          International Service Usage
  ---------------------------------------------------------------------------------------------------------------
                                                         Outgoing Traffic
                  Outgoing Traffic                          per Average     Incoming Traffic       Ratio of
                    (millions of                           Access Lines       (millions of       Incoming to
     Year             minutes)       Outgoing % Growth       (minutes)          minutes)       Outgoing Traffic
  ----------     -----------------  -------------------  -----------------  ----------------  ------------------
     1996               140.3             9.2                   57.5              221.7               1.58
     1997               152.6             8.8                   58.7              279.1               1.82
     1998               165.6             8.5                   62.3              302.2               1.83
     1999               162.6            (1.8)                  62.5              311.9               1.91
     2000               187.9            15.6                   72.4              366.8               1.95

     Total outgoing traffic increased by 9.2% in 1996, 8.8% in 1997 and 8.5% in 1998, due in part to the Company's pricing strategy of reducing international long distance rates. In 1999, outgoing traffic decreased 1.8% due to Venezuela's recession. During 2000 outgoing traffic increased 15.6% due to a significant reduction in the international long distance rates. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers.

     The Concession signed in 1991 provided for rate rebalancing to allow the Company to eliminate the subsidy provided by its long distance services to its basic rent for residential customers and thereby has gradually permitted the Company to offer more competitive pricing for its international long distance services in anticipation of the opening of the markets to competition in November 2000. The Agreement reached by CONATEL and CANTV in February 2000 set the rate for outgoing international long distance calls at a weighted average rate of U.S.$0.7437 per minute. Under the new tariffs approved by CONATEL for 2001, the international long distance rates were not changed from the tariffs approved under the Agreement. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

     In 2000, 45 direct routes to 35 countries accounted for approximately 97.0% of the Company's international traffic. Transit centers in the United States, Italy, Canada, France, Curacao and Spain, which provide for indirect routing of international calls to 190 countries, accounted for the remaining 3.0% of traffic. The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which accounted for approximately 59.5% of its 2000 international traffic.

     The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 1996 through 2000:

                                                   Year Ended December 31,
                             -------------------------------------------------------------------
                                1996          1997          1998          1999          2000
                             -----------   -----------   -----------   -----------   -----------
                                                       (millions of minutes)
Outgoing international
 long distance minutes:
North America                 69.6  19.2%   81.2  18.8%   88.1  18.8%   78.8  16.6%   77.6  14.0%
South America                 31.2   8.6%   30.1   7.0%   29.7   6.4%   36.7   7.7%   58.8  10.6%
Europe                        25.0   6.9%   26.4   6.1%   34.6   7.4%   34.8   7.3%   39.1   7.0%
Others                        14.5   4.1%   14.9   3.5%   13.2   2.8%   12.3   2.7%   12.4   2.2%
                             -----  ----   -----  ----   -----  ----   -----  ----   -----  ----
 Total                       140.3  38.8%  152.6  35.4%  165.6  35.4%  162.6  34.3%  187.9  33.8%
                             =====  ====   =====  ====   =====  ====   =====  ====   =====  ====

Incoming international
 long distance minutes:
North America                155.8  43.1%  197.9  45.8%  225.8  48.3%  222.9  47.0%  252.2  45.5%
South America                 22.9   6.3%   29.4   6.8%   30.1   6.4%   34.0   7.2%   51.5   9.3%
Europe                        28.0   7.7%   36.5   8.5%   32.0   6.8%   40.8   8.6%   47.1   8.5%
Others                        15.0   4.1%   15.3   3.5%   14.3   3.1%   14.2   2.9%   16.0   2.9%
                             -----  ----   -----  ----   -----  ----   -----  ----   -----  ----
                             221.7  61.2%  279.1  64.6%  302.2  64.6%  311.9  65.7%  366.8  66.2%
                             =====  ====   =====  ====   =====  ====   =====  ====   =====  ====

Wireless Services

     As of December 31, 2000, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communications services in areas that covered approximately 70.7% of Venezuela's population. Movilnet provides these services pursuant to a cellular concession (the "Cellular Concession") which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately U.S.$82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The New Telecommunications Law eliminated the former annual cellular concession fee and established that cellular services providers are subject to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual tax for cellular services providers will be 4.8% of annual revenues. The following table sets the taxes for cellular services providers:

                                                          ----------------------------------------------------------------------
                                            2000           2001         2002         2003           2004         2005      2006
                                           ------         ------       ------       ------         ------       ------    ------
Concession tax                              10.0%          N/A          N/A          N/A            N/A          N/A       N/A
Activity tax                                 N/A           2.3%         2.3%         2.3%           2.3%         2.3%      2.3%
Tax to cover CONATEL's activities            N/A           0.5%         0.5%         0.5%           0.5%         0.5%      0.5%
Tax for spectrum allocation /(1)/            N/A           0.5%         0.5%         0.5%           0.5%         0.5%      0.5%
Tax to create the Universal Service Fund     N/A           1.0%         1.0%         1.0%           1.0%         1.0%      1.0%
Tax for the Telecommunications Training
 and Development Fund                        N/A           0.5%         0.5%         0.5%           0.5%         0.5%      0.5%
Cellular supplemental tax                    N/A           4.5%         3.5%         2.5%           1.5%         0.5%      N/A
                                           ------         ------       ------       ------         ------       ------    ------
                                            10.0%          9.3%         8.3%         7.3%           6.3%         5.3%      4.8%


_____________________________

/(1)/ The New Telecommunications Law established a maximum of 0.5%. The specific rate will be set by regulations under the New Telecommunications Law.

          The following chart provides information regarding the growth of Movilnet's subscriber base and traffic from 1996 to 2000:

                                                                      Year Ended December 31,
                                        -----------------------------------------------------------------------------------
                                            1996             1997             1998              1999              2000
                                        ------------     -----------     --------------     -------------     -------------
Number of Subscribers:
Postpaid                                     208,656         279,011            371,347           314,933           207,134
Prepaid                                        4,999          95,864            267,760           866,340         1,498,856
                                        ------------     -----------     --------------     -------------     -------------
Total                                        213,655         374,875            639,107         1,181,273         1,705,990
                                        ============     ===========     ==============     =============     =============

Traffic (in thousands of minutes) (1)        433,667         563,901            945,811         1,324,220         1,855,150

Penetration (2)                                  1.0%            1.6%               2.8%              4.9%              7.0%

_____________________________

(1)   Billed minutes excluding night, weekend, and free minutes.
(2)   Customers as a percentage of total population.

          Wireless services are the Company's fastest growing business. As of December 31, 2000, Movilnet served 1,705,990 customers, which represented an estimated market share of approximately 36.0%. The number of customers served by Movilnet has increased by a compounded annual growth rate of 68.1% from December 31, 1996 through December 31, 2000. Although Movilnet has experienced rapid growth of its customer base, the Company believes that there exists unsatisfied demand for wireless services in Venezuela. The Company markets its wireless services through a network of agents and the Company's commercial offices. As of December 31, 2000, the number of postpaid subscribers decreased by 107,800 or 34.2% from December 31, 1999. The decrease was primarily due to the migration from postpaid to prepaid services and increased competition.

          Wireless services postpaid customers are charged an activation fee, a basic monthly service fee, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are also charged usage fees on a per-minute and per-second basis. In 2000, Movilnet introduced a per-second plan for post paid and prepaid services. Movilnet operates on a "calling party pays" system under which customers are charged only for calls they originate with the exception of roaming charges to customers receiving calls from other than a Movilnet client outside his home area. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers primarily from its interconnection agreement with CANTV.

          Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, national and international roaming, and Mobile Data Solutions using Cellular Digital Package Data ("CDPD") technology. During 1999 Movilnet launched a number of new services and products, including wireless data transmission services ("Movidata"), value-added services such as "Moviltexto", which is a general information center and a variety of prepaid services which target specific customer needs in various segments of its market. During 2000 Movilnet launched Wireless Access Protocol ("WAP") for both post-paid and prepaid customers. This new product provides wireless Internet services with a flat fee using its CDPD network. Movilnet plans to enhance the services and features of its wireless network. The increasing interest in wireless data transmission comes as a response to the evolution of wireless networks to third generation cellular services ("3G"). Movilnet plans to become a leader in 3G wireless services through the introduction of new services such as Movidata and Tun-Tun.com and development of advanced product offerings. Tun-Tun.com is a personal mobile Internet portal through a wireless phone. This service allows Movilnet's customers to receive and read selected information including web pages and to receive and send e-mail messages.

     The Company continues to invest in its wireless business to increase network coverage, efficiency, capacity and service quality. Movilnet is developing applications that support its positioning for migration into more advanced data services. Movilnet has installed Time Division Multiple Access ("TDMA") digital technology, including switches and cell sites, in its service areas, with plans to further expand its digital network during 2001. Movilnet currently provides wireless services utilizing Ericsson switching equipment and radio base stations. This equipment allows for a relatively easy conversion to a digital network. The Company believes that digital technology will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. At December 31, 2000, Movilnet's digitalization level was approximately 67.0% of its voice paths capacity. In addition, approximately 99% of its customer base handsets were digital as of December 31, 2000.

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

Data Transmission

     The Company's data transmission services are provided through high-capacity private links, which at December 31, 2000 consisted of approximately 40,000 circuits serving approximately 1,800 private line customers. As part of its strategy with respect to large corporate customers, the Company is implementing Virtual Private Network (VPN) technology and intends to encourage its private line customers to use VPN services. VPN technology should enable the Company to provide higher quality dedicated services while improving efficiency by increasing utilization of the network. There are other data transmission service providers in the market. The Company had an estimated market share of approximately 70% as of December 31, 2000. In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. At December 31, 2000, the Company had approximately 4,473 ADSL subscribers.

Value-Added Services and Other Services

   The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, "web page" hosting, enhanced fax service, audio text, 900 service in all the country, inside wire maintenance service, data transmission services, computer network management, professional services including outsourcing of telecommunications networks and other intelligent network and data capabilities, all of which lead to higher usage of the Company's network. The Company aims to capture the largest share of the market for value-added services by utilizing its existing telecommunications resources and leveraging its relationships with the Participants in the Consortium.

Internet Access

     The Company provides Internet access service through its wholly-owned subsidiary, CANTV Servicios. CANTV Servicios provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV Servicios is the largest Internet service provider in Venezuela, serving approximately 113,226 subscribers and 283,065 users through these subscribers at December 31, 2000, with an estimated market share of approximately 47.0%. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, virtual private networks, e-commerce solutions, portal kits and integrated products that include PC's, Internet access and financing facilities.

     Through various initiatives, CANTV Servicios is rapidly becoming one of the most sophisticated Internet service providers in the region. During 2000, CANTV Servicios expanded its international broadband capacity from 67 Mbps (megabits per second) to 98 Mbps and plans to expand it by another 45 Mbps in 2001. Access to this capacity is provided by broadband technologies that facilitate multimedia and business applications such as Frame Relay and ADSL.

     CANTV Servicios also launched a prepaid card for Internet access. This service is designed to strongly support the e-media strategies of the Company and to expand the use of the new CANTV.net portal. CANTV.net includes a new product named "el kit de e-commerce" which offers e-commerce solutions.

     According to Alexa Research (http://www.alexaresearch.com), an industry
                                  ----------------------------
research organization, in 2000 CANTV.net was the most visited portal in Venezuela, receiving an average of 9.6 million visits per month with more than 17 million page views during the month of December 2000 alone. Additionally, in October 10, 2000, the magazine PC News and Report 2000 awarded CANTV Servicios the "LoMejorDe.com" award, which included recognition as the "Best Internet Provider," "Best Free Mail" and "Best Web-Hosting Site" in Venezuela.

Directory Information Services

     The Company provides telephone directory information services through its 80%-owned subsidiary Caveguias (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguias publishes telephone directories ("White Pages") and business directories ("Yellow Pages"). It also operates an Internet portal that provides on-line access to the Company's directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. This portal is among the ten top visited Venezuelan portals. Caveguias derives revenues from sales of advertising space in its printed and electronic directories as well as other media such as telephone prepaid cards. Advertisers in the Company's printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguias currently competes with all other major media suppliers in the sale of advertising.

Property, Plants and Equipment

     The Company's property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2000 the Company's fixed assets were comprised of network facilities (81.2%), buildings and facilities (10.2%), other support assets (8.0%) and construction work in process (0.6%).

     The Company provides local, national and international telecommunications services in Venezuela through a full service telecommunications network. Pursuant to an expansion and modernization program, the Company has increased its access lines in service and wireless subscribers from approximately 2.5 million and 213,655 at December 31, 1996, respectively, to approximately 2.6 million and 1.7 million at December 31, 2000, respectively. The percentage of digital access lines installed in the Company's network has increased from 59.3% at December 31, 1996 to 80.0% at December 31, 2000. All of the Company's international and domestic long distance switches are digital. The Company also continues to make investments designed to improve the quality of its network, including the planned completion during 2002 of a high capacity broadband fiber optic network linking Venezuela's major urban centers. During 2000, the Company has also connected several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company's network please see "-- Domestic Telephone Services," "--International Long Distance Services," "Wireless Services" and "--Other Telecommunications-Related Services."

     Prior to the privatization, certain municipalities granted land to the Company in order to facilitate the provision of telephone services in their respective communities. In many cases, no formal documentation was prepared for the transfer of title to the Company of such land. Since privatization, irregularities with respect to a substantial number of titles to real property have been favorably resolved. In other cases, the Company is in discussions with the municipalities to resolve these title issues. The Company expects that these negotiations will be favorably resolved. At the present time, there are no legal proceedings involving such properties.

Business Segments

     Segment information for the Company's two main business segments, wireline and wireless services, is set forth in Note 26(e) to the Audited Financial Statements.

Rates

     The following table sets forth information regarding the average rates charged by the Company (expressed in constant bolivars at December 31, 2000) for local and domestic long distance service, international long distance service, public telephone service and wireless services for the years ended December 31, 1998, 1999 and 2000. Despite the requirements under the Concession allowing for quarterly adjustments to rates, CANTV's rates were not permitted to be increased after April 30, 1999 until March 23, 2000 when rates were again permitted to be increased in accordance with the terms of the Concession. Movilnet's rates were last adjusted effective November 15, 1999. Following negotiations with the Government, the Agreement was reached between CANTV and CONATEL in February 2000 relating to new rate structures for regulated services for the year 2000. The Agreement also provided for rebalancing levels as well as service level commitments in 2000. Under the Agreement CANTV was permitted to implement new rates effective March 23, 2000 and June 16, 2000. Pursuant to the New Telecommunications Law, on February 19, 2001, CONATEL approved two tariff increases. The first tariff increase is effective from March 10, 2001 through June 30, 2001, and the second will be effective from July 1, 2001 and forward. See "-- Regulatory Framework -- Regulation and the Concession -- Proposed Regulation of Tariffs."

                                                                    Year Ended December 31,
                                                    -----------------------------------------------------
                                                       1998/(1)/           1999/(1)/         2000/(1)/
                                                    ---------------     ---------------   ---------------
Installation:
  Residential                                             Bs.50,129         Bs.49,883        Bs.47,117
  Non-Residential                                            57,451            55,214           51,135
Subscription /(2)/:
  Residential                                                80,421            74,761           70,456
  Non-Residential                                           259,721           242,499          141,061
Monthly rent charge:
  Residential /(3)/                                           6,487             7,118            7,231
  Non-Residential                                            17,718            17,081           15,332
Local usage (per minute):
  Residential /(3)/                                              19                21               23
  Non-Residential                                                27                28               27
Domestic long distance (per minute) /(4)/:
  Residential                                                   126               126              121
  Non-Residential                                               158               155              128
International long distance (per minute) /(5)/:               1,208               987              575
Public telephone service (per minute):
  Local call /(6)/                                               19                20               22
  Domestic long distance /(4)/                                  138               134              127
Wireless telephone service
  Postpaid /(7)/:
   Activation fee                                            10,310               688            6,707
   Basic monthly service fee                                 26,427            28,491           24,259
   Usage:
     Peak hour (per minute)                                     248               270              178
     Off-peak hour (per minute)                                 167               196              136
  Prepaid /(8)/:
     Peak hour (per minute)                                     N/A               306              355
     Off-peak hour (per minute)                                 N/A               181              124

____________________________

(1)  In constant bolivars at December 31, 2000.
(2) Subscription right fees, are upfront fees paid by customers when the service is activated.
(3) Weighted average of three plans offered by the Company during 1998 and 1999, and a weighted average of seven plans in 2000. Represents charges for usage in excess of free minutes.
(4)  Weighted average per minute rates.
(5) Weighted average per minute rates. International long distance rates do not vary between residential and non-residential customers.
(6) Represents a flat per minute charge. The rates as of December 31, 1998, 1999 and 2000, represent a per minute charge.
(7) Weighted average based on the number of customers by each plan offered by Movilnet for years 1998 and 1999. Weighted average based on actual billing for total plans in 2000.
(8) Weighted average based on the number of customers by the two plans offered by Movilnet for years 1998 and 1999. Weighted average based on actual billing of two plans in 2000.

          The Company's revenues from local and domestic long distance telephone service consist of installation and charges for new lines, monthly line rental charges, usage charges, public telephones usage and equipment sales. All local traffic is measured and billed based on duration and, in the case of domestic long distance calls are based on the time of day when the call is made. The number of impulses counted during each call measures the duration of local calls. A local call impulse is generated every 60 seconds. Rates for domestic long distance revenues do not differ for residential and non-residential customers, but the weighted averages differ due to different usage patterns between the two groups. Night time consumption, which is less expensive than day time consumption, is generally greater for residential customers.

     At the beginning of 2000, CANTV offered three residential monthly rate plans: (i) the Basic Plan had the lowest monthly rate, included 60 free local minutes per month and charged relatively higher rates for additional local call minutes, (ii) the Intermediate Plan had a higher monthly rate, included 100 free local minutes per month and lower rates for additional local call minutes, and
(iii) the Premium Plan had the highest monthly rate, included 150 free local minutes per month and the lowest rates for additional local call minutes.

     The Agreement by CANTV and CONATEL increased, effective March 23, 2000, the number of permitted plan offerings from three to six and reduced the number of free minutes to 40, 65 and 90 minutes from the 60, 100 and 150 minutes established in the basic, intermediate and premium plans, respectively, available in 1999. The three additional plans include a special plan for Internet users and a wireline prepaid plan. The Agreement provided for a single domestic long distance weighted average rate of approximately Bs. 131.25 (U.S.$0.1875) per minute. The Agreement also advanced the rebalancing process by reducing the international long distance rates by a weighted average of 35%. The Agreement allowed for a 23% increase in public telephone rates. CANTV introduced the four new plans permitted by the Agreement and implemented the changes required by the Agreement effective March 23, 2000. Additional tariff adjustments on local services were permitted effective June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2001 during 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement. The first tariff increase is effective from March 10, 2001 through June 30, 2001 and the second tariff increase will be effective on July 1, 2001. See "--Regulatory Framework -- Proposed Regulation of Tariffs."

     Under the new tariffs established by CONATEL applicable to the rates CANTV charges effective March 10, 2001, certain calling residential plans were modified from the changes introduced by the Agreement. See "--Regulatory Framework--Proposed Regulation of Tariffs" for information regarding the Company's rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective for years 2000 and 2001.

     In the fourth quarter of 1998, CANTV launched EAS in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

     By the end of 2000, the Company began the National Numbering Plan, which upgrades the Company national numbering system for both basic telephony and wireless to world class standards. The National Numbering Plan changes the area codes from 3 numbers to 4 numbers and this change will be applied gradually in each region. During 2001, the National Numbering Plan will not include any migration. This project is expected to be completed on September 15, 2001.

     Revenues from international telephone services are primarily derived from receipts from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls which are carried on their networks once outside of Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside of Venezuela and carried through the Company's network once in Venezuela. The Company charges its customers for outgoing international long distance calls based on the destination country, duration and time of day of the call and whether the call is direct-dial or operator assisted (station-to-station or person-to-person). International long distance rates do not vary between residential and non-residential customers. Payments to and receipts from international operators for incoming and outgoing calls are made and received pursuant to bilateral agreements between the Company and foreign telecommunications administrations or private carriers under the auspices of the International Telecommunications Union. The agreements govern the rates of payment by the Company to the foreign carriers for the use of their facilities in connecting international calls billed in Venezuela, and by the foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The currency and rates of payment under such agreements are negotiated with each foreign carrier. Such settlement agreements generally require that outgoing traffic be routed among foreign carriers in the same proportion as those operators carry incoming traffic to Venezuela. The practice among carriers is for payments due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier in the country in which the call is billed. Settlements among carriers are normally made monthly approximately six months in arrears on a net basis. In each of the past several years, the Company received settlement payments from foreign carriers in excess of payments made to such carriers. See "-- Regulatory Framework -- Regulation and Concession -- Rate Regime."

     Users of public telephones in Venezuela pay for calls based on the duration and destination of the call. Through the first quarter of 1998, local calls from public telephones were charged to the user based upon a fixed rate for the first three minutes and a slightly higher rate for each minute thereafter. In April 1998, CANTV changed its tariff structure to bill all public telephone calls at a flat per minute charge. Domestic long distance calls from public telephones are charged based upon the time of day and the duration of the call at the non-residential rate. International long distance calls were subject to a flat fee. Public telephones, which are available to make international long distance calls, are located in strategic places such as tourist and high traffic areas.

     Wireless postpaid subscribers are charged an activation fee, a basic monthly service fee, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during "peak" hours or "off-peak" hours. Movilnet offers its postpaid customers 18 service plans, which vary in terms of price and services. Prepaid customers are charged per-minute and per-second usage only based on the number of minutes and seconds purchased on prepaid cards. The Company currently sells prepaid cards in Bs. 5,000, 10,000, 12,000 and Bs. 20,000 denominations. The prepaid amount is valid through 45 days after the activation of the prepaid card. Usage charges are based on a "calling party pays" principle under which Movilnet's customers are charged only for calls they originate. Roaming charges are applied to customers receiving calls from persons whose calls originate outside the receiving party's home area. Movilnet charges CANTV an access fee for calls terminating on Movilnet's wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV's network. This access fee structure also applies to competing cellular service providers.

Billing

     Since privatization, the Company has substantially improved its billing and collection systems by, among other things, providing detailed bills, issuing bills on a more timely basis, enabling payment through the Internet, offering credit card/debit card and bank draft payment options and significantly expanding the number of payment centers. Bolivar denominated bills are sent to subscribers monthly. Large corporate customers may choose to receive their invoices in digital CD-ROM format.

     During 1998, the Company identified and aggressively addressed an uncollectible accounts receivable problem arising primarily from a deterioration in the Venezuelan macroeconomic environment and weaknesses in the Company's collection and credit policies. In response, the Company took decisive actions and developed and launched an aggressive collection program that included a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. CANTV also made personnel changes and provided intensive training to all collections personnel. To further avoid collection problems in the future, procedures have also been put in place to minimize the risk of providing service to customers with poor credit history. During 2000, the Company continued to implement process improvements as well as its strict collection policies resulting in improved collections.

     The Company's new collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date. Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently removed. During 2000, CANTV made approximately over 2.4 million temporary disconnections and permanently removed 337,614 residential and commercial lines. CANTV charges a reconnection fee to the temporarily disconnected customers. Revenues from the reconnection charge were Bs. 15.8 billion for residential customers and Bs. 4.0 billion for non-residential customers for the year ended December 31, 2000. The Company also charges 12% per annum on overdue amounts from non-Government customers. The permanently removed lines are being reassigned to new customers on the basis of credit history checks.

     At December 31, 2000, the average number of days that CANTV receivables remained outstanding was approximately 40 days for all customers except Government entities, compared to 50 days at December 31, 1999. During 1999, the Company changed the methodology used to calculate the average number of days that receivables remained outstanding to the "Average Billing Method" from the "Countback Method." The new methodology consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by thirty. The "Countback Method" calculates the average number of days that receivables remained outstanding by subtracting the monthly billing from the receivable balance. During 2000 CANTV modified the "Average Billing Method", by including the undistributed payments (payments received but unidentified and previously excluded from amounts collected) to the amount of accounts receivables outstanding used in this calculation. The Company's provision for uncollectibles represented 5.9% and 4.2% of total operating revenues at December 31, 1999 and 2000, respectively.

     The average number of days that receivables remained outstanding from Government entities was approximately 280 days at December 31, 2000 compared to 408 days at December 31, 1999. Accounts receivable from Government entities decreased 25.3% during the year to Bs. 102.8 billion at December 31, 2000 from Bs. 137.5 billion at December 31, 1999. The accounts receivable from Government decreased during 2000 primarily due to a payment received in December 2000, and due to a reduction of basic telephone services rendered to Government entities of approximately 20% as a result of rationalization programs established by Government entities. Additionally, new modernization strategies aimed at Government entities resulted in approximately a 30% reduction in analog services rendered to Government entities. The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding.

     On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amount of bonds authorized for payments of debt owed CANTV as of December 31, 1998, under such legislation was estimated to be Bs. 63,218 million (U.S.$90.3 million). In December 2000, CANTV received a payment from the Government of Bs. 34,089 million (U.S.$48.7 million) from a bond issuance by the Government related to amounts outstanding in respect of years 1998 and prior. As of December 31, 2000, the amounts outstanding in respect of years 1998 and prior was Bs. 18,836 million. In 2000, the Government budgeted an issuance of bonds to cover the partial payment of amounts outstanding as of December 31, 1999, which totaled Bs. 137.5 billion after adjusting for inflation as of December 31, 2000. CANTV expects to receive approximately Bs. 20,000 million(U.S.$28.6 million) during 2001 in respect of this bond issuance. At December 31, 2000, Government entities, owed the Company approximately Bs. 102.8 billion (U.S.$146.8 million) of which approximately Bs.
47.6 billion (U.S.$68.0 million) was outstanding from prior years. See Note 8 to the Audited Financial Statements. On March 6, 2001, the Government enacted Decree N1,239 which approved the issuance of bonds in order to pay the Government debt for basic services. In addition, the government's budget for 2001 included a provision in the amount of Bs. 50.3 billion for telephone services expense for 2001.

Competition

     Under the Concession, the Company was the exclusive provider of switched, fixed, local, domestic and international telephone services in Venezuela until November 27, 2000 except in certain circumstances. Beginning on November 27, 2000, however, the Concession allowed direct competition for these services.

     In addition, the Concession also allowed the Ministry to grant concessions for basic telephone services to third parties prior to November 27, 2000 in certain circumstances. See "-- Regulatory Framework -- Regulation and the Concession -- Competitive Framework." From December 1996 to January 1998, the Ministry exercised its authority under this provision to grant concessions to three companies to provide multiple services, except domestic and international long distance services.

     On January 15, 1991, CONATEL granted the first cellular concession to Telcel. On May 19, 1992, the Company purchased one of two cellular concessions from the Government and established Movilnet. In December 1996, Infonet was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. In January 1998, two additional companies were granted multiple services concessions. Digitel was granted a concession to provide services in seven central states and Digicel was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV. The Company also faces competition in certain value-added services.

     The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See "-- Regulatory Framework -- Regulation and the Concession -- Recent Amendments to the Regulatory Framework." With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. See "-- Regulatory Framework -- Competitive Framework."

     Competition in services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of April 30, 2001, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of one integrated service provider, namely CANTV; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; wireless fixed service providers, such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; ISPs, such as CANTV Servicios, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV via satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers.

     CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of April 30, 2001, the Company believes that any loss of market share during 2001 attributable to the entry of competitors into the market for basic telephone services is not likely to have a material adverse impact on its financial position. See "-- Regulatory Framework -- Regulation and the Concession -- Competitive Framework."

     The scope of increased competition and any corresponding adverse effect on the Company's results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions at the time competition is permitted and applicable Venezuelan regulations, as well as the effectiveness of the Company's efforts to prepare for increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services position it to operate effectively in a competitive environment.

Corporate Image

     The Company promotes its image through advertisements based on nationwide and regional mass campaigns via television, radio and print media. A significant effort has been made to target the messages to each particular segment of the market by its business unit. In September 2000, CANTV launched a new corporate logo and image in a nationwide campaign to reflect the changes that the Company has made in preparation for full competition. The campaign emphasizes the open communication between the Company and its customers, adopting a new slogan "comunicacion abierta" (open comunication) and reaffirms its commitment to become a world class telecommunications company by offering innovative products and quality services. On April 2001, Movilnet and CANTV Servicios changed their logos to resemble CANTV's own, as part of a brand consolidation strategy including the presentation of a uniform image to customers. Using the same graphics and font, Movilnet launched their new slogan "contigo siempre" (always with you) and CANTV Servicios is now CANTV.net with it's new slogan "te acerca el futuro" (taking you closer to the future). During 2000 and for the first time, CANTV made public the donations made to nonprofit organizations, through a massive advertising campaign to reflect the Company's good corporate citizenship. Additionally, in order to reinforce its new corporate image, the Company has changed the names of its operating units, as part of an organizational restructuring. See "--

Company Strategy." Customer satisfaction survey design and methodology was not completely reviewed and approved by CONATEL as part of the Government's review of service quality mandate during 2000. For this reason customer satisfaction measures were not taken during 2000. CONATEL plans to introduce a new regulation covering quality of service mandates, including customer satisfaction measurement methodology, which will apply to all operator companies. Customer satisfaction surveys conducted by independent third parties indicated that approximately 88.2% and 83.2% of the public was satisfied with CANTV's residential and non-residential service, respectively, as of December 31, 1999 compared to 87.7% and 90.2%, respectively, at December 31, 1996.

                             REGULATORY FRAMEWORK


     Set forth below is a summary of certain provisions of the general legal framework for the regulation of the Company's activities, including the rates it charges for telephone services. The principal components of this regulatory framework have been created by (1) the "New Telecommunications Law," which supersedes the former telecommunications law enacted on August 1, 1940; (2) the telecommunications regulations established on November 24, 2000 (collectively, the "Telecommunications Regulations"), composed of (i) the Reglamento de Apertura del Servico de Telefonia Basica (the "Regulations for Basic Telephony Services"), (ii) the Reglamento de Interconexion (the "Interconnection Regulations") and (iii) the Reglamento de la Ley Organica de Telecomunicaciones Sobre Habilitaciones Administrativas y Concesiones de Uso y Explotacion del Espectro Radioelectrico (the "Administrative and Concessions Regulations"); (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Concession; and
(6) the Agreement dated February 21, 2000 between CANTV and CONATEL.

Regulation and the Concession

General

     The Ministry is the Government entity principally responsible for overseeing telecommunications services in Venezuela and has delegated supervision and control of the telecommunications sector to CONATEL, an independent regulatory body under its jurisdiction. CONATEL was created by presidential decree in September 1991 (the "CONATEL Decree"). The CONATEL Decree provides that CONATEL has the authority to plan, manage, regulate and supervise telecommunications services in Venezuela. The CONATEL Decree further provides that CONATEL shall promote telecommunications investment and technological innovation in Venezuela.

     The Concession, granted to CANTV by the Government in October 1991, and amended in November 1991, has an initial term of 35 years and, subject to the approval of the Ministry and the satisfactory performance by CANTV of its obligations under the Concession, may be extended for an additional 20 years. The Concession provides that CANTV was the exclusive provider of switched, fixed local, national and international telephone services, existing or to exist in accordance with technological advances in telephony throughout Venezuela until November 27, 2000, except in limited circumstances. See "-- Competitive Framework."

     CONATEL has the authority to review and approve CANTV's tariffs, expansion and modernization plans, to inspect CANTV's equipment and properties, as well as its accounting and other records and to impose sanctions, including forfeiture of the Concession, for violations of the New Telecommunications Law, the Telecommunications Regulations and the Concession. Under the Concession, CANTV is required to provide CONATEL with information necessary for monitoring CANTV. Among other things, CANTV is required to report annually to CONATEL on the status of various services under the Concession, including CANTV's compliance with quality improvements requirements and annual reports on network expansion and modernization.

     In February 2000, CANTV entered into the Agreement with CONATEL in respect of the rate structures and service levels through 2000. The Agreement superseded the Concession with respect to subject matter specifically referred to therein and the Concession continued to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement controlled. See "-- The Agreement."

     The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the outstanding differences between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to a U.S.$80 maximum; and (v) CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government meets the terms and obligations pursuant to the Agreement.

     The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs to apply after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective March 10, 2001 and a price-cap, which will be used to adjust the rates CANTV charges during 2001. See "-- Proposed Regulation of Tariffs."

Recent Amendments to the Regulatory Framework

     The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and at the same time obtaining and establishing universal service contributions. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for an equitable fiscal regime.

     The New Telecommunications Law establishes CONATEL as an independent regulatory body charged with overseeing the implementation of regulations pursuant to the established framework for a new competitive market. The New Telecommunications Law considers telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation. The New Telecommunications Law includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the new tariff structure providers are free to set their own rates except where, due to insufficient competition, certain telecommunications services are made subject to tariff regulation. In this case, CONATEL may subject any telecommunications service to price regulation through the application of a price-cap system. CONATEL has designated CANTV as the established operator and subject to tariff regulation under a price-cap system during 2001. See "-- Proposed Regulation of Tariffs."

     The New Telecommunications Law also adopts a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. The new taxes, replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. The new taxes are: a 2.3% activity tax, a 0.5% tax to cover CONATEL's activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing by 1.0% per annum until 2005 after which time the supplemental tax will be eliminated.

     The New Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. The purpose of the Universal Service Fund is to afford to every citizen the opportunity to have access to telecommunications services including Internet services. This fund will be used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas. Also, a research and development fund (the "Research and Development Fund") will be used to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

     On November 24, 2000, the Regulations for Basic Telephony Services, the Administrative and Concessions Regulations and the Interconnection Regulations were published and together with the New Telecommunications Law opened the telecommunications services sector in Venezuela to free competition. Prior to the enactment of the New Telecommunications Law and the Telecommunications Regulations and pursuant to the Concession, the Company had the right to provide fixed local telephone services and domestic and international long distance telephone services and international long distance services on an exclusive basis until November 27, 2000, except in limited circumstances.

          (i)  The Regulations for Basic Telephony Services

     The Regulations for Basic Telephony Services establish the general model, requirements, conditions, limitations and general provisions necessary to ensure the opening of the basic telephony services market to free competition, transparency and equality of opportunity among established operators and market newcomers. Minimum obligations have been set for those operators who wish to provide local and domestic long distance services in certain areas of the country. International long distance carriers must comply with, and provide service to, pre-determined locations (i.e., certain countries of origin and call termination). A new regional scheme has been established, which divides the country in five regions and allows for modifications of the tariff regime. Regional operators will be able to set regional tariffs as appropriate.

     These regulations also govern the system for pre-selecting domestic and international long distance carriers. Pursuant to the Regulations for Basic Telephony Services, an independent third party will be contracted to handle the pre-selection process under CONATEL's supervision. The selected third party will be the database administrator and will be responsible for the supervision and migration of the long distance registry of all present consumers and the selections they make. This mechanism has been utilized successfully in several countries and is designed to provide equality to carriers and consumers. Consumers can also select the long distance carrier of choice on a per-call basis by dialing the operator's prefix before the desired phone number based on quality, price or service. CANTV will provide both types of presubscription services to consumers.

          (ii) The Interconnection Regulations

     The New Telecommunications Law provides for mandatory interconnections with charges based on costs to stimulate the commencement of effective competition, eliminate cross subsidies and to promote self-regulation of the sector. The Interconnection Regulations require access for the interconnection of other operators' networks to CANTV's telephone network and allow interested parties to negotiate the terms and conditions of their interconnections subject to general
principles of              non-discrimination, equality of access and good
faith.

     Pursuant to the Interconnection Regulations, operators are required to make available to other operators soliciting interconnection the essential resources of its network needed to render telecommunication services, including: call transport and termination of calls for fixed, wireless and mobile local services, subscriber numbers, information sufficient for billing and collection, systems used in transmission or routing of calls, signaling and network access for "smart" features, and operator and directory assistance. Signaling, the process of sending information between two parts of a network to control, route and maintain a telephone call, is required to be provided using a new system, the SS7, employing as many separate channels as may be necessary to establish interconnections and optimal use of the network. In 1997 the Company began to install SS7 and at December 31, 2000, the Company had installed the SS7 system through its international long distance switches, and plans to continue expanding this system. The Interconnection Regulations also require CANTV to provide at least one centralized point of interconnection in each local area for local traffic and one centralized point of interconnection for each central long distance office. New market entrants are required to provide less points of interconnection than CANTV.

     New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, CONATEL is required to establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements pursuant to the Interconnection Regulations. CONATEL is currently undertaking a two year study of international benchmarks to establish interconnection charges that are to be applied in the future.

     Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remain in force provided they are amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on tariffs established by the Company. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Currently, the Company is in negotiations relating to interconnection with other operators such as Movilnet, Telcel, Digitel and Infonet. The Company expects a reduction in the interconnection rates it pays and charges as a result of the application of the Interconnection Regulations.

          (iii) The Administrative and Concessions Regulations

     The New Telecommunications Law provides a transparent and fair system for granting administrative licenses and concessions by withdrawing discretion from the regulatory body and establishing clear and specific rules and procedures. All service providers are required to obtain an administrative license to provide basic telecommunications services and to establish and make use of a network. The Administrative and Concessions Regulations establish the process and requirements for applying for administrative licenses (habilitaciones administrativas) and concessions for basic telecommunications services. Basic telecommunications services include fixed local telephone services and domestic and international long distance telephone services.

     CONATEL has established the general conditions required to be met to obtain an administrative license with the stated objectives of providing adequate telecommunication services, consumer protection, free competition among operators, efficient and effective numbering administration, satisfaction of interconnection technical and service quality obligations, and universal service contributions, among others. CONATEL is required to evaluate requests for administrative licenses within 30 days of their solicitation starting on November 28, 2000. Administrative licenses have a term of up to 25 years, are subject to renewal and may only be granted to persons or entities domiciled in Venezuela.

     Administrative licenses for each service requested are subject to compliance with a set of specific criteria. The specific criteria are based on technological convergence and on the services promoted by the Telecommunications Regulations. While fixed local service operators are not subject to certain minimum service obligations applicable to domestic long distance service operators, fixed local service operators will be required to have exchange facilities or access to exchange facilities, and be able to satisfy the demand for fixed local services, in their assigned area. Also, fixed local service operators will be required to install a number of public telephones equal to at least 3% of their lines in use. CANTV is required to complete the National Numbering Plan maintaining existing local tariffs in affected areas until January 2002. Domestic long distance operators will be required to service all of the newly established five national geographical regions within two years following the receipt of an administrative license for this service. International long distance operators will be required, at a minimum, to provide international long distance service between Venezuela and the United States, Colombia, Spain, Italy and Portugal within one year of obtaining an administrative license for this service and provide, within their second year of service, international long distance service between Venezuela and Ecuador, Peru, Mexico, Bolivia, Brasil and Canada.

     The rights and obligations granted pursuant to existing concessions remain in effect notwithstanding the grant of administrative licenses covering competing services. Operators will not be entitled to fund their existing obligations under their concessions from the Universal Service Fund but may solicit funds in respect of basic telephone services rendered to unprofitable areas according to the New Telecommunications Law requirements. Operators may be required to offer basic telephone services in areas previously designated by CONATEL as deserted.

     In order to use the radioelectric spectrum, an interested party must apply for a limited period concession covering a pre-determined portion of the spectrum. The process to obtain a concession for the radioelectric spectrum includes a qualification phase and a selection phase based on a public auction as it is considered a public resource under the new regulatory scheme. CONATEL will determine at the beginning of each calendar year, the portion of the spectrum to be auctioned and conditions for selection. When spectrum is auctioned, the winning bid obtains a non-assignable right to use the spectrum in addition to an administrative license to provide services and establish and use the network. Concessions, such as cable television or fiber optic telephony, may be granted shortly after a request is approved since they are not subject to open bidding. Concessions for the use of the radioelectric spectrum for broadcast television and standard radio transmission are granted through an administrative proceeding. Foreign investors are prohibited from participation in broadcast television and standard radio transmission in Spanish. The basic telephony concession requires the payment of a surety bond.

Network Expansion, Modernization and Quality Improvement Requirements

     The Concession has required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones, each year until the year 2000. In accordance with the Concession, the Company has filed with CONATEL certain network expansion and modernization plans: annual plans, a plan through 2000 and a fifteen-year plan. Each annual plan has been subject to CONATEL's approval. The Company's plans have incorporated its expansion and modernization proposals for national, regional and city network build-outs. The plans have been on a principle of uniform growth for all regions in the country. Compliance with the approved plans and mandates has been required by the Concession until December 31, 2000. See "-- Assignment, Extension and Termination of the Concession."

     The economic forecasts developed and relied upon in 1991 on which the nine year Concession mandates were originally based assumed, among other things, substantial growth of Venezuela's gross domestic product. Since 1992, the Venezuelan economy began to experience a downturn, which has continued throughout subsequent years. As a result of this constant downturn in the economy, the Company experienced a decrease in the rate of demand for fixed telephone lines and, in certain of its service areas, had more available facilities than demand from persons able to afford telephone service. Pursuant to a proposal submitted by the Company, on September 9, 1996, the Ministry adopted a resolution to reduce the Company's expansion mandates for 1996 through 2000.

     Under the Agreement reached in February 2000, quality and service mandates have been substantially modified, including the elimination of the mandatory access line expansion requirements and an agreement by the Company to ensure that 80% of its lines are digitized by December 31, 2000. After 2000, no specific expansion, modernization and digitalization requirements need to be complied under the Concession. The New Telecommunications Law and the Regulation for Basic Telephony Services provide additional obligations for operators, such as, the installation of a new signaling system for interconnections based on the SS7 protocol and the installation of the minimum equivalent of 3% of lines in use in public telephones.

     The access mandate under the Agreement required that the average installation period be not greater than 67 days and that pending orders over 30 days must represent less than 82% of pending orders. Under the Agreement, operator response was required to be no more than 5 seconds for repair requests, 8 seconds for domestic long distance service, 20 seconds for information requests and 20 seconds for international long distance service. Billing performance under the Agreement was required to be 99.5% accurate and 95.0% of billings were required to be completed within less than 45 days for domestic long distance and international long distance outgoing calls. Also, no billing of international long distance service was allowed after 110 days other than when other international carriers are used. CANTV has complied with the quality and service mandates under the Agreement.

     Under the Agreement, CANTV and CONATEL agreed to develop measures and corresponding quality and service level mandates for certain services where specific mandates are not currently provided in the Agreement. The Agreement contemplated that these matters were to be agreed upon during the first quarter of 2000. Some of the measures developed included: (i) customer satisfaction,
(ii) time to complete a call, (iii) billing effectiveness and (iv) operator service. To develop the customer satisfaction measure, the Agreement contemplated that both CANTV and CONATEL would designate an expert to jointly develop a customer satisfaction survey from which a customer satisfaction mandate would be developed. The time to complete a call refers to the time that passes between the moment that the last digit is dialed and the answer tone is received. In accordance with the Agreement, CANTV and CONATEL performed measurements during the first quarter of 2000, to agree on the establishment of the new annual measurement to be used based on actual results allowing for a monthly deviation. The Agreement also contemplated that service access in areas where CANTV did not provide services would be measured based on the percentage of pending service orders in those areas as of December 31, 1999. In the event that CANTV was unable to provide service to these areas, other operators would be allowed to offer their services as long as they used comparable technology to CANTV's. CANTV was able to provide service to all these areas during year 2000. The Agreement also contemplated that both CANTV and CONATEL would perform several operator service measurements during the first quarter of 2000 and develop a new annual measurement. CONATEL retained inspection rights during the first quarter of 2000 to survey and adjust, as needed, these quality measures. All of these studies have been completed except for customer satisfaction and time to complete a call, which are still in progress as of the end of the first quarter of 2001. CONATEL has not yet agreed on a consistent statistical measurement methodology for customer satisfaction.

     The following table sets forth CANTV"s actual expansion, modernization and quality improvement results through 2000:

                                           1996          1997           1998           1999          2000
                                    ------------------------------------------------------------------------
Expansion and modernization:/(1)/
New digital lines for expansion           247,226       171,844        148,285             N/A           N/A
Modernization of lines                     30,530        41,000         82,000          87,620           N/A
Total lines for expansion and
  modernization                           277,756       212,844        230,285          87,620           N/A
Total public telephones/(2)/               56,409        70,012         75,097          80,033        85,016
Total lines installed/(2)/              3,208,977     3,403,521      3,551,706       3,546,538     3,074,506
Quality improvement:
Dial tone delay/(3)/                         99.1%         99.0%          99.2%           99.3%         99.5%
Call completion/(4)/
  Local                                      62.9%         64.3%          67.3%           68.7%         97.7%
  Domestic long distance                     51.6%         52.5%          55.6%           57.5%         96.7%
  International long distance                48.6%         49.9%          60.7%           60.3%         98.1%
Operator assistance (seconds):
  Domestic long distance                      3.9           4.1            3.5             2.1           2.9
  Directory assistance/(5)/                   4.9           4.0            N/A             3.9           3.8
  International long distance                 4.4           3.3            3.6             2.4           2.8
  Repair answer/(6)/                          4.6           3.8            4.5             3.4           2.3
Trouble reports and repair time:
  Trouble reports per 100 lines/(7)/          3.7           3.5            3.0             2.5           2.0
  Repaired in 24 hours                       53.0%         60.5%          68.8%           70.7%         86.2%
  Repaired in 48 hours                       80.0%         83.9%          89.9%           89.6%         96.9%
  Repaired in 72 hours                       90.0%         92.7%          93.1%           91.7%          N/A
Installation interval
  (within-days)/(8)/                          N/A           N/A            N/A             N/A            29
Billing:
  Accuracy (with error)                       0.9%          0.8%           0.5%            1.0%          0.3%
  Time from providing service
  to bill (days)/(9)/                          19            21             22              19           N/A

Customer satisfaction
 (percent satisfied):/(10)/
 Public telephones                           80.4%         70.1%          69.6%           72.3%          N/A
 Residential                                 87.7%         89.8%          91.5%           88.2%          N/A
 Non-residential                             90.2%         88.2%          88.5%           83.2%          N/A

_____________________________
(1) During 1999, CANTV completed the expansion and modernization requirements by using excess digital capacity, consequently no new digital lines for expansion were installed. The Agreement didn't establish expansion and modernization requirements.

(2) Does not show details of decreases or increases resulting from the relocation or retirement of analog lines.

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

(8) Initially percentage of service requests completed. The standard for measurement was never agreed with CONATEL and accordingly no statistics are available until 1999. The Agreement eliminates this quality service mandate and introduces mandates for installation interval.

(9) Days from the moment when the call is made to the billing day, per 100 bills. The Agreement substitutes this mandate with a 99.5% accuracy requirement and a requirement that 95.0% of billings be completed within less than 45 days for domestic and international long distance outgoing calls.

(10) As measured by customer opinion surveys conducted by third parties. The lower customer satisfaction results obtained from the 1999 customer survey compared to the 1998 survey are primarily attributable to differences in survey design and methodology. The survey design and methodology was not completely reviewed and approved by CONATEL as part of the Government's review of service quality mandate during 2000. For this reason the customer satisfaction mandate did not apply for 2000.

         The Company did not meet certain Concession mandates relating to call completion rates in 1998 and 1999 due to the Concession's definition of an uncompleted call. Under the Concession, a call was not completed if a line was busy or a person did not answer. Under the Agreement all calls are considered completed unless there is a technical failure. In 1998, the Company failed to meet the Concession's customer satisfaction requirement for users of public telephones. The Company started to develop with CONATEL an objective measure of customer satisfaction for users of public telephones such as the percentage of public telephones in service, which was no longer applicable under the Agreement. Since 1995, the Company has failed to meet the Concession's requirement that a specified percentage of new lines be installed within a specified number of days from request. The standard for measurement of this mandate was never agreed with CONATEL and accordingly no comparable results are available. The Company also failed to meet certain repair time requirements under the Concession in 1994 through 1997. In 1998, 1999 and 2000 the Company met all repair time requirements. In addition, in 1994 the Company failed to satisfy the billing statement improvement mandate of the Concession, as well as certain provisions dealing with treatment of third party equipment providers. As a result of a 1996 inventory of public telephones, the Company determined that the number of public telephone lines in service was 8,591 less than the number on its records at June 30, 1996. Due to this shortfall, the Company only had 52,031 public telephone lines installed at December 31, 1996, representing just over 80% of the Concession's requirement of 65,000.

         The failure by the Company to meet the Concession's mandates may result in sanctions, including the possible imposition of fines of up to a maximum amount of 1% of CANTV's billings and, if the failure exceeds 20% of the relevant requirement, revocation of the Concession. The Agreement establishes that if CONATEL detects noncompliance with the established quality and service mandates, it must notify CANTV which in turn must present a corrective plan within fifteen days after receiving formal notification and correct the noncompliance within the following quarter unless otherwise justified to CONATEL. Failure to comply with the corrective plan may lead to a penalty equivalent to 50% of the basic rent charged to affected customers in the most recent month and must be credited directly to the customers' accounts within the next two months. The penalty will be calculated for each parameter or measurement per line per month that has not been complied with. CONATEL will also verify compliance with annual goals. See "-- Assignment, Extension and Termination of the Concession." As of December 31, 2000, the Company was in full compliance with the Agreement mandates, which had replaced the quality and service mandates under the Concession. The actual results for 2000 were submitted to CONATEL on February 14, 2001. As of April 30, 2001, CONATEL has not promulgated quality and service mandates regulations to apply to CANTV under the New Telecommunications Law.

Rate Regime

         Prior to February 2000, when CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession. The Concession had provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second preceding quarter. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

         The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the more commonly accepted Consumer Price Index which, at times, significantly exceeded the rate of inflation as measured by the Wholesale Price Index. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases, or did not approve the full tariff increases allowed by the Concession's price-cap mechanism. In other cases the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. During 2000, two tariffs increases went into effect in accordance with the Agreement.

         The following table sets forth the increases in the CPI, the WPI and the Company's tariffs based upon this price-cap mechanism from 1996 through 1999:

                                                            % Increase
                         ----------------------------------------------------------------------------------
                                       Consumer                   Wholesale             CANTV's Weighted
                     Year             Price Index                 Price Index            Average Tariffs
                  ----------    -------------------------    -----------------------  ---------------------
                     1996               103.2                       105.8                      89.0
                     1997                37.6                        17.3                      25.5
                     1998                29.9                        23.3                      12.3
                     1999                20.0                        13.6                       8.1

         Under the Agreement, the adjustment mechanism was based on devaluation rates and as a result comparisons with earlier years are not meaningful.

         In addition to the price-cap mechanism, the Concession contemplated the implementation of a rate rebalancing program designed to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers. The program was intended to permit CANTV to offer competitive pricing for its international and domestic long distance services by the end of 2000. The Concession contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994.

         Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Ministry, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long distance services were allowed to be reduced through 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in February 2000 allowed CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. The tariffs as stipulated in the Agreement and detailed below substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See "-- The Agreement."

         In 1998, CANTV negotiated the implementation of its EAS program with CONATEL and in the fourth quarter of 1998, the Company successfully launched EAS in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenue to the local service category that is less vulnerable to competition and elasticity. The Company's fourth quarter 1998 tariff increase included an additional 11.0% nominal rate increase, 4.6% in real terms, to compensate for the introduction of EAS.

         In February 2000, CONATEL and the Company entered into the Agreement, allowing CANTV to increase rates in 2000. During 2000, two tariff increases went into effect on March 23, 2000 and June 16, 2000. See "-- The Agreement."

The Agreement

         Under the Agreement, CANTV was permitted to make an adjustments to its tariffs effective March 23, 2000 and June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs which were to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL on tariffs effective March 10, 2001 and a price-cap to be used to adjust rates CANTV charges during 2001. See "-- Proposed Regulation of Tariffs."

         The Agreement was entered into by CANTV and CONATEL following CONATEL's denial of the tariff increase permitted under the Concession following CANTV's last tariff increase under the Concession effective April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession's price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession's service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believes that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General of the Republic. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for twelve other countries. As set forth in the letter of understanding, the experts presented their recommendations to CANTV and CONATEL. Following receipt of the recommendation of experts, which were nonbinding, both entities entered into the Agreement, which provided for revised tariffs. See "-- Network Expansion, Modernization and Quality Improvement Requirements."

         The Agreement introduced seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers were switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers were able to switch twice without cost among calling plans within one year. These plans, on average, increased the tariffs of the plans they were replacing by 11% and also called for a reduction of free minutes. Free minutes were reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes included in the old plans. The Agreement introduced a prepaid plan for clients with lower purchasing power. The prepaid plan provides attractive tariffs established at a minimum of Bs. 10,000 for two months and Bs. 60.32 charge per minute on local usage. A new premium public telephony plan is available in hotels and higher income level areas. The new tariffs also included a special plan for Internet users with basic rent at Bs. 40,220, per month, 2,500 free minutes, and a charge per minute on local usage, which decreased with increases in usage.

         Under the Agreement, tariffs on Plans D and E could be modified by CANTV without the authorization or approval of CONATEL up to a maximum monthly basic rent of U.S.$80. The only requirement was to publish changes during three consecutive days in two national papers at least a month before their effective application. CANTV could also offer additional plans, but in no instance could the basic rent exceed U.S.$80.

         The Agreement advanced the rebalancing process between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates were decreased in some cases by 68%, depending on the country. Domestic long distance rates were combined into one nationwide plan with a weighted average of U.S.$0.1875 per minute.

         The Agreement provided an extraordinary adjustment mechanism for certain of CANTV's tariffs in the event that actual exchange rates, as defined on the Agreement, deviated materially from the agreed projected exchange rates set forth in the Agreement. If the variance in exchange rates exceeded certain pre-determined amounts, the Agreement allowed CANTV to adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment in certain cases subject to approval by CONATEL. The agreed projected exchange rate at November 30, 2000 was Bs. 729.00 per U.S.$1.00. During 2000, the rates measured at the end of each month agreed with the projected rates under the Agreement and no extraordinary adjustments were necessary.

         The Agreement also allowed CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations.

Proposed Regulation of Tariffs

         CANTV will be subject to tariff regulation under the new regulatory framework as the established operator in the telecommunications market in Venezuela. On February 19, 2001 pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2001 during 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement. The first tariff increase is effective from March 10, 2001 through June 30, 2001 and the second tariff increase will be effective on July 1, 2001. The new price-cap system will apply to the rates CANTV charges during 2001. CONATEL has not established a tariff system to apply to CANTV after 2001. The principal effect of the new price-cap system as applied to CANTV is to increase local rates for residential and commercial customers by approximately 5% and to increase charges for certain public telecommunications services by approximately 14%, in each case subject to adjustment as described below. Domestic and international long distance rates remain unchanged.

         Under the new price-cap system applicable for 2001, the maximum tariffs may be adjusted upwards or downwards based on a formula tied to the WPI and the rate of devaluation ("ROD") in the Bolivar with a higher weight given to the cumulative percentage change in the WPI. The price-cap formula is used to calculate a compound index of adjustment ("ICA") based on the cumulative percentage change in the WPI and the ROD over a given measurement period from projected rates. The price-cap system provides for an upward or downward adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of the ICA. CANTV may apply for an upward adjustment to the established rates up to the excess percent that the ICA is greater than 2.5% above the projected ICA. CONATEL may request a downward adjustment to the established tariffs by the excess percent that the ICA is less than 2.5% below the projected ICA. Where the actual ICA deviates in excess of 7.5% from the projected ICA, CONATEL is required to revise the price-cap formula. Upon an adjustment to the tariffs, the projected ICA is also adjusted for subsequent adjustments of the tariffs under the price-cap.

     The following table sets forth information regarding the Company's rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from March 23, 2000:

                                                                    Tariffs               Maximum Tariffs
                                        Tariffs Effective       Effective from            Effective from            Maximum
                                         from March 23,         June 16, 2000             March 10, 2001            Tariffs
                                         2000 through               through                  through             Effective from
                                       June 15, 2000 /(1)/     March 10, 2001/(1)/      June 30, 2001 /(2)/       July 1, 2001
                                       -------------------     -------------------      -------------------       ------------
Residential Service
-------------------
Installation
  Primary line                               43,746.46              46,294.73                47,195.64              48,931.82
  Secondary line                             12,861.37              13,610.55                13,111.66              13,593.99
Subscription
  With equipment /(7)/                       67,982.66              71,942.68                      N/A                    N/A
  Without equipment                          44,442.36              47,031.15                47,946.39              49,710.19
Monthly Rent
  Primary line
     Plan A                                    4,752.3               5,028.88                 5,126.74               5,315.34
     Plan B                                   7,291.20               7,715.55                 7,865.70               8,155.05
     Plan C                                   8,200.65               8,677.92                 8,846.80               9,172.24
     Plan D /(3)/                            13,404.20              13,404.20                14,271.42              14,271.42
     Plan E /(3)/                            18,095.67              18,095.67                18,860.02              18,860.02
     Plan F                                  40,212.60              42,555.00                43,383.13              44,979.07
  Secondary line /(7)/                          360.91                 360.91                      N/A                    N/A
Local usage (per minute) /(4)/
     Plan A                                      29.56                  31.28                    31.89                  33.06
     Plan B                                      20.91                  22.13                    22.56                  23.39
     Plan C                                      19.10                  20.21                    20.60                  21.36
     Plan D /(3)/                                18.77                  18.77                    18.77                  18.77
     Plan E /(3)/                                17.09                  17.09                    17.09                  17.09
     Plan F                                       6.70                   7.09                     7.09                   7.09
     Wireline Prepaid                            60.32                  63.83                    63.83                  63.83
Non-residential Services
------------------------
Installation
  Primary line                               47,373.32              50,132.84                51,108.44              52,988.56
  Secondary line                             15,855.63              16,779.22                16,164.19              16,758.82
Subscription
  With equipment /(7)/                      110,990.51             117,455.75                      N/A                    N/A
  Without equipment                          87,450.21              92,544.22                94,345.16              97,815.83
Monthly rent
  Primary line                               14,074.41              14,894.25                15,184.10              15,742.67
  Secondary line                              1,741.74               1,843.20                 1,879.07               1,946.19
  Local usage (per minute) /(5)/                 25.07                  26.53                    27.05                  28.04
Domestic Long Distance /(6)/
----------------------------
  Residential and non-residential               118.99                 118.99                   128.63                 128.63
International Long Distance /(6)/               523.85                 523.85                   523.85                 523.85
---------------------------------
Public Telephone Service /(6)/
------------------------------
  Local Call                                     20.91                  22.13                    25.25                  25.25
  Domestic Long Distance                        118.99                 118.99                   128.63                 128.63
  Premium                                        42.22                  44.68                    45.55                  47.23

______________________________________
 (1)   In nominal bolivars.
 (2) In nominal bolivars. Includes the maximum tariffs to be applied according to the maximum price cap approved by CONATEL
 (3) CANTV is permitted to modify Plans D and E and create new plans subject to a maximum monthly rent of Bs. 45,000.00 and 46,655.41.
 (4)   Figures represent usage in excess of free minutes.
 (5)   Non-residential customers do not receive free impulses.
 (6)   Charge per minute.
 (7)   During 2001, these tariffs are not subject to regulation.

     Under the new tariffs established by CONATEL applicable to the rates CANTV charges effective March 10, 2001, certain calling residential plans were modified from the changes introduced by the Agreement. The following table sets the plans differences among the two years:


                                                           Residential service
                                     ---------------------------------------------------------------
                                            Under the 2000                 Under 2001 tariffs
                                               Agreement                        resolution
                                     -----------------------------   -------------------------------
                                                        (free minutes per month)
Plan A - Adjusted Plan                             40                                50
Plan B - Discrete Plan                             65                                65
Plan C - Moderate Plan                             90                                90
Plan D - Efficient Plan                           360                               360
Plan E - Large Plan                               600                               600
Plan F - Free Plan                               2500                            Unlimited


     The tariffs applicable to Plans D and E may be changed by CANTV without the approval of CONATEL up to a maximum monthly basic rent of Bs. 45,000.00 (effective on June 30, 2001) and Bs. 46,655.41 (effective on July 1, 2001). In order to increase tariffs on Plans D and E, CANTV is required to publish notice of such changes in applicable tariffs for a period of fifteen consecutive days in two national newspapers at least a month in advance of the effective day of such tariff increases.

     The following table sets forth information concerning the Company's rates for wireless services, expressed in nominal bolivars, effective since November 15, 1999:


                                                             Tariff effective since
             Wireless Telephone Service                         November 15, 1999
             -------------------------------              ----------------------------
             Postpaid  /(1)/
             Activation fee                                               --
             Basic monthly service fee                                26,945
             Usage
             Peak hour (per minute)                                      202
             Off-peak hour (per minute)                                  169
             Prepaid  /(2)/
             Peak hour (per minute)                                      335
             Off-peak hour (per minute)                                  110

         _________________
         (1) Weighted average of 13 plans offered by Movilnet effective November 15, 1999.
         (2) Weighted average of 2 plans offered by Movilnet effective November 15, 1999.

Competitive Framework


     The Concession contains various provisions designed to introduce competition in the provision of telecommunications services. The Concession provides that CANTV has the right to provide switched, fixed telephone services in accordance with technological advances in basic telephony, local, national and international, on an exclusive basis until November 27, 2000, except in limited circumstances. For example, the Ministry had been permitted to grant concessions for basic telephone services to third parties before November 27, 2000 to (i) serve population centers with 5,000 or fewer inhabitants if CANTV was not providing telephone services in such areas and did not contemplate doing so and (ii) serve population centers with more than 5,000 inhabitants if CANTV had not installed an automatic switching center within a specified period or the Ministry determined that CANTV had materially failed to meet the

Concession's network expansion, modernization or service quality terms for two consecutive years, and believed that such action would markedly improve the existing situation.

     In December 1996, Infonet was granted a rural concession to provide multiple services, except domestic and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed GSM digital fixed wireless and cellular services in rural areas in western Venezuela and has also expanded its services into large population areas. In January 1998, two additional companies were granted multiple services concessions. Digitel was granted a concession to provide services in seven central states and Digicel was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV. The Concession also contemplates that the Government would be permitted to grant other concessions in non-basic telecommunications services, including packet-switched data transmission, public telephones, telex services, rural services, private telecommunications networks and value-added services.

     Among the primary objectives of the New Telecommunications Law is the provision of an up-to-date regulatory framework for the newly open telecommunications sector and offer customers the benefits of a competitive environment. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. Under the New Telecommunications Law, telecommunications services will be offered on a competitive basis, and universal and public service obligations would be shared by telecommunications service providers as determined by CONATEL. The New Telecommunications Law also adopts a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replaced the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See "-- Concession Fee." The New Telecommunications Law includes provisions that provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross subsidies and promote self-regulation of the sector. It also contemplates rights of way guarantees, number portability and long distance operator pre-subscription. The New Telecommunications Law provides for the creation of a universal fund, a public service fund and a research and training fund. See "-- Regulation and the Concession" and "--Recent Amendments to the Regulatory Framework."

     CONATEL divided the regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three-service areas. With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services.

Basic Telephone Services

     Basic telephone services include fixed local services and domestic long distance and international long distance services. As of April 30, 2001, companies such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digicel and Digitel had obtained concessions from CONATEL to provide wireless basic telephone services. As of April 30, 2001, companies such as Convergence Communications and Veninfotel had obtained administrative licenses from CONATEL to provide fixed local telephone services and domestic and international long distance services. New Global Telecom has obtained an administrative license to provide domestic and international long distance services.

     The Company, like most Latin American telephone companies, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and "call-back" services (despite call-back services being illegal in Venezuela). As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company believes that as of April 30, 2001 its rates for international long distance services are competitive with those of other international service providers. During 2000, the Company introduced two international long distance plans referred to as frequent country and preferred country, which provide lower international long distance rates and are expected to yield increased call volume.

     CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of April 30, 2001, the Company believes that any loss of market share during 2001 attributable to the entry of competitors into the market for basic telephone services is not likely to have a material impact on CANTV's financial condition or results of operations.

Public Telephone Services

     As of April 30, 2001, CANTV was the only provider of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators will be required to install a number of public telephones equal to at least 3% of their lines in use.

Wireless Telephone Services

     The Company faces competition in wireless services from Telcel, and recently from Digitel. Telcel, which is majority owned by BellSouth Corporation, began its operations one year earlier than Movilnet and Digitel began its operation in 1999. Movilnet's market share was approximately 40%, 38% and 36% at December 31, 1998, 1999 and 2000, respectively. The Company estimates that Telcel's market share was approximately 60% at December 31, 1998, 62% at December 31, 1999 and 60% at December 31, 2000. Digitel's market share was not significant during 1999, and was approximately 3% at December 31, 2000.

     Beginning in November 2000, the Government started the auction of frequencies for WLL services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and three permits in each region were auctioned. CANTV was not permitted by CONATEL to participate in the WLL auction. Telcel and Genesis Telecom, C.A. are two of the companies awarded concessions for wireless services. Additionally, companies with existing facilities in Venezuela have fulfilled requirements to obtain operator licenses in basic fixed telephone service based on the new regulations. Convergence Communications, Veninfotel and Telcel have obtained operator licenses to provide local, domestic and international long distance services. New Global Telecom has an operator license to provide domestic and international long distance services. The following table summarizes the WLL auction results:


                                               Wireless Local Loop (WLL) auction (1)
----------------------------------------------------------------------------------------------------------------------------------
                          Capital Region        Andean Region         Central Region        South-East Region        West Region
                        ------------------   -------------------   --------------------   ---------------------    ---------------
Granted to
 Frequency A                      Telcel               Telcel               Deferred                   Telcel             Telcel
 Frequency B             Genesis Telecom      Genesis Telecom                 Telcel          Genesis Telecom    Genesis Telecom
 Frequency C                 Entel Chile             Millicom        Genesis Telecom                  Digicel            Digitel

Auction close price
 (U.S.$):
 Frequency A                   2,500,000            1,500,000               Deferred                  800,000          1,000,000
 Frequency B                   3,800,000              860,000              4,300,000                  560,000            400,000
 Frequency C                   1,500,000              800,000              1,200,000                  300,000            720,000

___________________________
(1) Information source CONATEL

     CONATEL had intended to auction concessions for frequency to provide Local Multipoint Distribution Services ("LMDS") in five regions of Venezuela. LMDS is a fixed wireless service that offers a broad band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS and a new date for the LMDS auction has not been announced. It is anticipated that this auction will have the same structure of the WLL auction process, by defining five regions.

Other Services

     There are other data transmission service providers in the market. The Company had an estimated market share of approximately 70.0% in data transmission services as of December 31, 2000. CANTV Servicios is among the two largest Internet service providers in Venezuela and at December 31, 2000 had an estimated market share of approximately 47.0%. The major competitor of CANTV Servicios for Internet-related services is Telcel through its subsidiary, T-Net.

     Competition in services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of April 30, 2001, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of one integrated service provider, namely CANTV; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; wireless fixed service providers, such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; ISPs, such as CANTV Servicios, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV via satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers.

     The scope of increased competition and any corresponding adverse effect on the Company's results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions and the effectiveness of the Company's efforts to face the increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services position it to operate effectively in a competitive environment.

Concession and Other Fees

     The Concession required that CANTV pay the Government and CONATEL, respectively, an annual tax and an annual concession fee equal to 5.0% and 0.5%, respectively, of the billings for all basic switched telephone services and other telephone services provided by CANTV. In December 1998, the Company reached an agreement with CONATEL over payments due from the Company for the years 1991 through 1996. The Company then paid all outstanding amounts owed to CONATEL in full.

     The New Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL's activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers are subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax will be eliminated. These taxes would replace the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers are subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. These taxes became effective on January 1, 2001.

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

     The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without the prior authorization of the Ministry, (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition, (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry's authorization, (iv) the failure to pay the concession fee or annual taxes specified in the Concession, (v) the liquidation or bankruptcy of CANTV, (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession and (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Ministry. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV's revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

     Upon any termination of the Concession, all of CANTV's real estate, equipment, structures and facilities assets allocated to the rendering of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets without depreciation or amortization as recorded on the books used by CANTV for income tax purposes. The gross and depreciated values of CANTV's assets at December 31, 2000 on such basis, was approximately Bs. 836.5 billion and Bs. 591.3 billion, respectively.

     In addition to revocation, CONATEL has the power to impose sanctions on CANTV for certain violations of the Concession. Sanctions may include public censure or a fine of up to a maximum amount of 1% of CANTV's billings for the most recent fiscal year for which audited financial statements are available. Violations that may lead to sanctions, in addition to those mentioned above for termination, include (i) failure to give customers equal treatment, (ii) assignment or transfer of goods and equipment used in telecommunications services without prior authorization of the Ministry,
(iii) failure to prevent unauthorized installations of equipment that result in damage to the telecommunications network, (iv) installation of faulty, obsolete or unauthorized telecommunications equipment, (v) performance of unauthorized telecommunications services, (vi) charges to customers in excess of the approved tariffs, (vii) obstruction of inspections ordered by CONATEL, (viii) violation of labor laws or the applicable union contract and (ix) failure to present or comply with a proper numbering plan.

Surety Bond

     The Company has delivered, as required by the Concession, a surety bond to the Government to guarantee the performance of its obligations under the Concession. The bond must be renewed every two years during the term of the Concession, including any extensions thereof.

Other

     The Concession also requires that CANTV implement a public telephony program in population centers having 5,000 or fewer inhabitants without telephone service, including providing for the annual installation of at least one public telephone in each of at least twenty such population centers. Under the Regulations for Basic Telephony Services, fixed local service operators will be required to install a number of public telephones equal to at least 3% of their lines in use. The Telecommunications Regulations require that the Company annually publish printed telephone directories that include all non-private customer listings, that the directories are made available annually to all telephone service customers and that a classified directory is provided.

Additional Concessions

     The Cellular Concession was granted to Movilnet in May 1992 and has an initial term of 20 years. Subject to certain conditions, the Cellular Concession is renewable for another 20-year term. The Cellular Concession gives Movilnet the right to interconnect with CANTV's basic network and required the payment to CONATEL of an annual concession fee equal to 10% of billings. The New Telecommunications Law eliminated the annual cellular concession fee and established that cellular services providers are subject to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. The Cellular Concession requires that Movilnet expand and digitalize the cellular network, improve the quality and productivity of cellular services when technically, materially and economically feasible as well as provide certain rural, public and emergency services. Compliance with the requirements of the Cellular Concession is monitored by CONATEL. Movilnet expects to exceed demand and quality of service requirements mandated by the Cellular Concession and all non-market-based Cellular Concession obligations such as rural service, emergency service and public phone service. Movilnet has fully complied with all concession mandates.

     Movilnet may set the tariffs it charges its customers for wireless services within minimum and maximum limits set by CONATEL. Within such limits, the Company may create different tariff plans, including incentives and promotional programs. In December 1998, new rate limits were established by CONATEL, pursuant to a request by the wireless operators. In November 15, 1999 CONATEL approved new tariffs for Movilnet.

     Pursuant to regulations relating to the operation of cellular telephony, CANTV and Movilnet must operate separately. Each company must maintain independent personnel, management, accounting and marketing departments, among other requirements.

     The majority of the Company's value added services are provided directly by the Company's wholly owned subsidiary, CANTV Servicios, under a concession, the "Value Added Services Concession." On October 5, 1995 CONATEL granted to CANTV Servicios the Value Added Services Concession, which has an initial term of 10 years. The Value Added Services Concession is renewable for another 10-year term subject to certain conditions. The Value added Services Concession granted CANTV Servicios the right to offer voice-mail services nationwide. The Value Added Services Concession has been expanded to allow CANTV Servicios to offer additional services such as Internet access. The Value Added Concession also requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

     CANTV Servicios also offers fax and voice-mail with alert messages to pagers and cellular telephones, enhanced fax, computer network management and professional services including outsourcing of telecommunications networks. The Value-Added Concession was recently expanded to include Virtual Private Networks, access to extranets and intranets, electronic banking, video conferencing and fax over Internet Protocol. CANTV Servicios is a full Internet Service Provider.

     In accordance with the Concession, services provided pursuant to the Cellular and Value-Added Concessions may not be subsidized by CANTV.

Item 5.   Operating and Financial Review and Prospects

Introduction

Basis of Financial Data

     The information in this section should be read in conjunction with the Audited Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F.

     The Company prepares its financial statements in bolivars in conformity with Venezuelan GAAP, which differs in certain important respects from U.S. GAAP. Note 25 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1998, 1999 and 2000 and total stockholders' equity at December 31, 1999 and 2000.

     In accordance with Venezuelan GAAP, the Company's consolidated financial statements are presented on a constant bolivar basis. Accordingly, except where otherwise indicated, the consolidated financial data have been presented in constant bolivars as of December 31, 2000 to reflect inflation in Venezuela using the Consumer Price Index. References to variations in average real rates over periods within this section are based on adjustments made in accordance with movements in the Consumer Price Index. Until 1999 tariffs were adjusted by the Government, in accordance with movements in the Wholesale Price Index which, at times, has been substantially below the CPI. In 2000, tariffs were adjusted pursuant to the terms of an agreement between CANTV and CONATEL. Beginning on March 10, 2001, tariffs will be adjusted based on projected inflation based on the WPI and projected exchange devaluations of the bolivar against the U.S. dollar. See "Item. 4. Information of the Company -- Regulatory Environment -- Regulation of the Concession -- Proposed Regulation of Tariffs." Although the restatement of nominal bolivar amounts into constant bolivars lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and evaluation of period to period trends may be difficult. See "Introduction" and Note 4(b) to the Audited Financial Statements.

Significant Developments in Venezuela's Economy

     Substantially all of the Company's business is conducted in Venezuela. The economic activity in Venezuela showed improved results during the year 2000, which evidences that the economy is in a recovery stage, following the recession experienced during the second half of 1998 and all of 1999. The increase in Venezuela's gross domestic product is partly due to the adoption of a fiscal policy with the stated objective to reduce or eliminate taxes on consumption and increase activity in the oil sector, which is a significant part of Venezuela's economy.

     The Company's financial condition and results of operations are significantly impacted by changes in Venezuela's gross domestic product, the rate of inflation and the value of the bolivar compared to the U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy.
In 1999 and 2000, international oil prices had an important rebound as compared to 1998. In addition in November 2000, the "Enabling Law" was submitted. This law authorizes President Chavez to enact certain laws by decree. President Chavez has indicated that he plans to enact as many as twenty different laws relating to various financial, economic and social matters with four of such laws expected to be enacted by June 2001. Despite a mitigation of the political uncertainties that had negatively affected Venezuela's economy during 1999, economic and social uncertainty persisted and further moderated economic growth in Venezuela during 2000.

     Venezuela's gross domestic product decreased by 0.7% in 1998 and by 7.2% in 1999 and grew by 3.4% in 2000. The non-oil gross domestic product decreased by 0.8% in 1998, 4.9% in 1999 and grew by 2.7% in 2000. Although foreign private investment increased in the oil and telecommunications sectors, national private investment experienced a strong contraction during 2000.

     Inflation in Venezuela as measured by the CPI was 103.2%, 37.6%, 29.9%, 20.0% and 13.4% during 1996, 1997, 1998, 1999 and 2000, respectively. Inflation as measured by the WPI was 105.8%, 17.3%, 23.3%, 13.6% and 15.8% during these same years, respectively. CANTV tariffs are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates, in order to maintain the value of the tariffs in real terms.

     Devaluation of the bolivar against the U.S. dollar was 11.9%, 14.9% and 7.8% for the years ended December 31, 1998, 1999 and 2000, respectively. The devaluation of the bolivar against the U.S. dollar and other foreign currencies resulted in net exchange losses for the Company of Bs. 53.6 billion, Bs. 33.7 billion and Bs. 2.6 billion for the years ended December 31, 1998, 1999 and 2000, respectively. Net exchange losses are included in the financing cost, net caption in the consolidated statements of operations in Note 17 to the Audited Financial Statements and represent the additional bolivars the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities. These U.S. dollar and other foreign currency denominated net liabilities are set forth in Note 7 to the Audited Financial Statements.
Despite continued devaluations of the bolivar against the U.S. dollar, the bolivar remains overvalued relative to the U.S. dollar, which will have the negative effect of reducing demand for domestic products both abroad and in Venezuela. This situation explains the dynamism in the demand for imports despite the moderate expansion of the economic activity. In the event of a future strong decline in the value of the bolivar relative to the U.S. dollar and other foreign currencies as it occurred during the period from 1998 to 1999, the Company's results of operations and stockholders' equity could be adversely impacted by additional exchange losses. See "Item 3. Key Information" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Significant Developments in the Company's Business

     The information in this section should be read in connection with "Item 4. Information on the Company."

     In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of access lines in service consistently increased up to December 31, 1998. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of approximately 1,281,000 lines from 1998 to 2000. The lines, which have been permanently removed, are being reassigned to new customers on the basis of credit checks. Access lines in service totaled 2.6 million at December 31, 2000.

     The number of cellular subscribers increased, from approximately 1,181,000 at December 31, 1999 to approximately 1,706,000 at December 31, 2000. The number of Internet subscribers and related users also grew, from 86,671 and 167,048, respectively, at December 31, 1999 to 113,226 and 283,065, respectively, at December 31, 2000.

     To achieve profitable growth and continue to reduce costs and improve productivity, the Company has implemented strict procurement and cost containment programs. In 2000, the Company continued refining its customer focus units, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company uses improvements in customer service and technological infrastructure to market its services more effectively and increase revenues and profitability. These improvements focus on efficiently meeting customer needs while optimizing productivity, and are expected to position the Company for the current competitive environment following the termination of the Company's exclusivity period under the Concession in November 2000.

     The Company's strategy is to increase market penetration and continue to broaden its product portfolio by offering an array of fixed, wireless, data transmission, Internet and value-added services. The Company seeks to capture the largest share of high growth markets by providing packages of services that maximize and leverage its existing infrastructure, by continuing to expand capacity and modernize its wireline, wireless and Internet networks, and by seeking to improve its service offerings through innovative value-added services.

     Despite achievements obtained by the Company in recent years in collection, growth of the Company's wireline operations were negatively impacted, mainly during year 1998, by an uncollectible accounts receivable problem arising primarily from the deterioration in the Venezuelan macroeconomic environment and weaknesses in the Company's collection and credit policies. In response, the Company developed and launched an aggressive collection program that included a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. During 1999, CANTV made over 3.0 million temporary disconnections and permanently removed 453,507 residential and commercial lines. During 2000, CANTV made approximately over
2.4 million temporary disconnections and permanently removed 337,614 residential
and commercial lines.   Permanently removed lines are being aggressively
reassigned to new customers following upfront credit history checks. To address the problem, the Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. CANTV also made personnel changes and provided intensive training to all collections personnel. During 2000, the Company's uncollectible provision was Bs. 76.5 billion compared to Bs. 114.7 billion in 1999. The Company's provision for uncollectibles represents 5.9% and 4.2% of total operating revenues at December 31, 1999 and 2000, respectively.

     In December, the Company announced an employee reduction plan based on an analysis of its administrative cost structure, which resulted in a special one-time charge of Bs. 110.4 billion. See "-- Years Ended December 31, 1999 and 2000 -- Special Charge."

Regulatory Environment

     The information in this section should be read in conjunction with "Item 4. Information on the Company -- Regulatory Framework."

     In February 2000, CANTV entered into the Agreement with CONATEL with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to subject matter specifically referred to therein and the Concession continues to control as to subject matter not specifically covered by the Agreement. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs which were to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2007 during 2007 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement. The first tariff increase is effective from March 10, 2001 through June 30, 2001 and the second tariff increase will be effective on July 1, 2001. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation and the Concession."

     The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the differences outstanding between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance tariffs and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to a U.S.$80 maximum; and
(v) CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations pursuant to the Agreement.

     Prior to entering into the Agreement with CONATEL relating to rates for 2000, CANTV's rates were regulated under the Concession. The Concession provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation of preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second preceding quarter. The delay was due to the time period required by CONATEL to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

     The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the more commonly accepted CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession's price-cap mechanism. In other cases, the Company decided not to fully implement the increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. CANTV was unable to obtain approval to increase its tariffs as stipulated in the Concession following CANTV's rate increase effective April 30, 1999. In February 2000, CONATEL and the Company entered into the Agreement which allowed CANTV to increase rates in 2000. The first tariff increase became effective March 23, 2000 and the second tariff increase became effective on June 16, 2000. The Agreement is more fully described under "Item 4. Information on the Company -- Regulation and the Concession -- The Agreement."

     The Agreement advanced the rebalancing process, between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates were decreased in some cases by 68%, depending on the country. Domestic long distance rates were combined into one nationwide plan with a weighted average rate of U.S.$0.1875 per minute.

     The Agreement provided for an extraordinary adjustment mechanism for certain of CANTV's tariffs in the event that actual exchange rates, as defined in the Agreement, deviate materially from the agreed projected exchange rates set forth in the Agreement. Under the Agreement, the variance between projected exchange rates and actual exchange rates was measured at the end of each month. If such variance in exchange rates exceeded a predetermined percentage, CANTV could adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment. CONATEL was required to authorize and approve all extraordinary adjustments. The Agreement also allowed CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations. During 2000, the rates measured at the end of each month agreed with the projected rates under the Agreement and no extraordinary adjustments were necessary.

     The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing a new competitive regulatory framework, fostering efficiency and fair competition among telecommunications service providers, developing and modernizing the telecommunications systems, and at the same time obtaining and establishing universal service objectives. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. See "Item 4. Information on the Company -- Recent Amendments to the Regulatory Framework."

     The New Telecommunications Law establishes CONATEL as an independent regulatory body charged with overseeing the implementation of regulations pursuant to the established framework for a new competitive market. The New Telecommunications Law considers telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulations. The New Telecommunications Law includes a requirement for universal and public service obligations to be shared by telecommunications service providers. Under the new tariff structure providers are free to set their own rates except where due to insufficient competition, certain telecommunications services must be subject to tariffs regulation. In this case CONATEL may subject any telecommunications service to price regulation through the application of a price-cap. CONATEL has determined that CANTV, as an established operator of certain telecommunications services and will be subject to tariff regulation under a price-cap during 2001.

     On February 19, 2001 pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2001 during 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement. The first tariff increase is effective from March 10, 2001 through June 30, 2001 and the second tariff increase will be effective on July 1, 2001. The new price-cap system will apply to the rates CANTV charges during 2001. CONATEL has not established a tariff system to apply to CANTV after 2001. The principal effect of the new price-cap system as applied to CANTV is to increase local rates for residential and commercial customers by approximately 5% and to increase charges for certain public telecommunications services by approximately 14% in each case subject to adjustment. Domestic and international long distance rates remain unchanged. See "Item 4. Regulatory Framework -- Proposed Regulation of Tariffs."

     The New Telecommunications Law and the Regulations for Basic Telephony Services provide additional obligations for operators, such as, the installation of a new signaling system for interconnections based on the SS7 protocol and the installation of the minimum equivalent of 3% of lines in use, in public telephones. Also, as the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations and quality and service standards to be determined under the new regulatory framework.

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

     Local and domestic long distance services generate the largest portion of the Company's operating revenues, representing 59.9%, 56.3% and 57.2% of the Company's total operating revenues for the years ended December 31, 1998, 1999 and 2000, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes of use or by seconds of use, the rates charged by the Company to its customers and the number and availability of public telephones. Revenue from public telephones is generated primarily by utilization measured by minutes of usage.

     International long distance services generated 13.0%, 9.4% and 7.0% of the Company's total operating revenues for the years ended December 31, 1998, 1999 and 2000, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates, which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance services depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a regulation named "report and order" that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order took effect on January 1, 1998. The current accounting rate between the United States and Venezuela is U.S.$0.38, a decrease from U.S.$0.54 at year-end 2000.

     The following table sets forth the Company's negotiated accounting rates with U.S. international carriers for the period 2000 through early 2001:

                                                 Rate
                  Period                       in U.S.$
          -----------------------              --------
          January to June 2000                   0.54
          July to December 2000                  0.46
          January 2001                           0.38

     Due to the current imbalance between the Company's outgoing and incoming international call volumes, the reduction in settlement rates paid to the Company has had, and may continue to have, a negative effect on the Company's revenues from international long distance services. See "Item 4. Information on the Company."

     Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnect fees and miscellaneous charges.

     Revenues from wireless services comprised 17.9%, 23.6% and 25.6% of the Company's total operating revenues for the years ended December 31, 1998, 1999 and 2000, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection revenue), monthly service fees, usage charges, revenues from equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes of use and rates charged by the Company to its customers. Usage charges are based on a "calling party pays" principle under which the Company's wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company's wireless network.

     Revenues from other telecommunications-related services primarily include Internet-related services and directory information services. Internet-related services include Internet access via dial-up or dedicated channels and network administration outsourcing. The Company earns directory information services revenues from sales of advertising space in its printed White Pages and Yellow Pages, sales of information from its database, and electronic dissemination of information. Revenue is recognized based on the point-of-publication method.

     The Company's operating expenses consist of provision for uncollectibles, operations, maintenance and repairs, administrative expenses, depreciation and amortization, and concession and other operating taxes. Additionally, operating expenses include a nonrecurring charge for 1999 and 2000 and a special charge for 2000.

     The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectible accounts receivable. The provision for uncollectibles comprised 13.2%, 5.9% and 4.2% of the Company's total operating revenues for the years ended December 31, 1998, 1999, and 2000, respectively. During 1998, the Company increased its provision for uncollectibles as a result of the Company's aggressive actions to identify and correct deficiencies in its credit and collection processes.

     The Company's operations, maintenance, repairs and administrative expenses represented 36.8%, 44.3% and 47.2% of the Company's operating revenues for the years ended December 31, 1998, 1999 and 2000, respectively. The Company's operations, maintenance, repairs and administrative expenses for the year ended December 31, 2000 are comprised of salaries (17.6%), labor benefits (31.1%), contractors (19.1%), materials (10.0%) and other expenses (22.2%). Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees, from 15,751 at December 31, 1998 to 13,952 at December 31, 2000, while simultaneously expanding its business. At April 30, 2001 the Company had 10,166 employees.

     During 2000, CANTV decreased its workforce by approximately 775 employees as a result of a workforce reduction program, granting employees an incentive to voluntarily retire prior to their anticipated retirement date and the elimination of certain positions due to technological, operational and administrative efficiencies. Employees of CANTV's subsidiaries decreased their combined work force by approximately 71 employees despite the growth of the wireless and Internet business. The Company entered into a new labor agreement on September 3, 1999, valid until June 17, 2001, with FETRATEL. See "Item 4. Information on the Company -- Employees."

     On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001 through a formal program. As a result of this program, the Company terminated 3,752 employees as of January 2001. Employees terminated under this program received additional severance benefits based on the number of years of service with CANTV from 30 to 90 basic monthly salary payments. The effect of this program on the Company's pension and other retirement benefits liability will be recognized when it occurs. Currently, the Company is evaluating the impact of the reduction in employees on its pension liability.

Employees who were eligible for early retirement received a six to twelve-month basic salary severance payment in addition to a 25% increase in their monthly pension. See "Item 4. Information on the Company -- Employees."

     Depreciation and amortization expense recognizes utilization of the Company's telecommunications network and other long-lived assets. Depreciation expense is dependent on the book value of telecommunications plant and equipment and other assets as well as the periods used to depreciate and amortize such assets.

     Concession and other operating taxes consist primarily of amounts due to the Government under the various concession agreements. The amount of concession and other taxes is generally assessed based on a percentage of billings. See "Item 4. Information on the Company -- Regulatory Framework."

     Other income (expense), net consists of net foreign exchange losses, gains or losses from net monetary position, interest income and interest expense. Foreign exchange losses represent the impact of devaluation of the bolivar on the Company's net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2000, the Company sustained a foreign exchange loss because the Bolivar devaluated 7.8% against the U.S. dollar and increased in value 3.5% against the Japanese yen. The Company had at December 31, 2000 a net position in foreign currency of U.S.$130 million, which includes U.S.$80 million liabilities denominated in Japanese yen. The gain
(loss) from net monetary position represents the gain or loss resulting from a monetary denominated net liability or net asset position during an inflationary period.

     The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company is subject to tax on its net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company's non-monetary assets and liabilities, net of stockholders' equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. The Venezuelan legislation provided an investment tax credit of up to 20% on the amount of new investments through December 31, 1999 in fixed assets that have not been used previously in the country. Unused investment tax credits can be carried forward up to three economic periods from the year when each arose. While the Venezuelan tax code did not expressly classify telecommunications services as industrial, management, based on advice of the Company's internal and external local counsel, and recent case law believes the Company qualifies for the investment tax credit ("ITC"). The Venezuelan Income Tax Law (the "Income Tax Law") authorizes the carry forward of non-compensated losses up to three years subsequent to the period in which they were incurred. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable is the higher amount of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward up to three subsequent years from the period in which such tax originated.

     On October 22, 1999, the Government published a Partial Reform to the Income Tax Law. The Amendment to the Income Tax Law included provisions to tax worldwide income earned by individuals or companies residing or domiciled in Venezuela. The current Venezuelan Tax Law expressly classify telecommunications activities as industrial. Taxes paid abroad may be credited. Dividends will be subject to tax up to a maximum rate of 34%. Tax losses resulting from inflation adjustments may be carried forward up to one year. Companies may take a tax credit equal to 10% of salary payments to new hires. Pursuant to the new law, the ITC rate was reduced to 10%. This regulation became effective January 1, 2000. See Note 18 to the Audited Financial Statements. A convention for the avoidance of double taxation (the "Tax Treaty") between the United States and Venezuela also became effective on January 1, 2000.

     In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. Transactions with related parties are subject to conditions similar to transactions with independent third parties. See Note 19 to the Audited Financial Statements and "Item 7. Major Shareholders and Related Party Transactions."

Key Data for the Years Ended December 31, 1998, 1999 and 2000

     The following table sets forth key data of the Company for the years ended December 31, 1998, 1999 and 2000, and presents each amount as a percentage change from the prior year:

                                                                                        Year Ended December 31,
                                             ------------------------------------------------------------------------------------
                                                                                       %                                  %
                                                                                   increase                           increase
                                                                                   (decrease)                         (decrease)
                                                                                   from prior                         from prior
                                                 1998             1999                year             2000              year
                                             ------------     ------------        ------------      -----------      -------------
Lines:
   Lines installed                              3,550,706        3,546,538            (0.1)           3,074,506         (13.3)
   Percent digital                                     66%              69%              -                   80%          N/A
Access lines in service:
-----------------------
   Residential                                  1,859,073        1,870,859             0.6            1,892,801           1.2
   Commercial                                     681,761          634,969            (6.9)             627,785          (1.1)
   Public telephones                               75,097           80,033             6.6               85,016           6.2
                                                ---------        ---------                            ---------
                                                2,615,931        2,585,861            (1.1)           2,605,602           0.8

Utilization ratio                                      76%              75%              -                   87%          N/A
Access lines per 100 inhabitants                     11.2             10.8            (3.6)                10.7          (0.9)
Access lines per CANTV employee                       199              218             9.5                  235           7.8

Call Volume /(1)/:
Local:
-----
   Residential                                      7,282            7,702             5.8                7,799           1.3
   Commercial                                       5,724            5,936             3.7                6,314           6.4
                                                ---------        ---------                            ---------
                                                   13,006           13,638             4.9               14,113           3.5
Domestic long distance:
----------------------
   Residential                                      1,135              881           (22.4)                 889           0.9
   Commercial                                       1,533            1,285           (16.2)               1,414          10.0
                                                ---------        ---------                            ---------
                                                    2,668            2,166           (18.8)               2,303           6.3
International:
-------------
   Incoming minutes                                   302              312             3.3                  367          17.6
   Outgoing minutes                                   165              163            (1.2)                 188          15.3
   Net settlement minutes                             137              149             8.8                  179          20.1
   Incoming/outgoing ratio                           1.83             1.91               -                 1.95           N/A
   Outgoing minutes charged to customers              171              160            (6.4)                 192          20.0

Total Employees:
   CANTV                                           13,151           11,851            (9.9)              11,076          (6.5)
   Other                                            2,600            2,918            12.2                2,876          (1.4)
                                                ---------        ---------                            ---------
                                                   15,751           14,769            (6.2)              13,952

Wireless Services:
Wireless subscribers:
--------------------
   Postpaid                                       371,347          314,933           (15.2)             207,134         (34.2)
   Prepaid                                        267,760          866,340           223.6            1,498,856          73.0
                                                ---------        ---------                            ---------
                                                  639,107        1,181,273            84.8            1,705,990          44.4

Percent digital:
   Handset                                             72%              97%           34.7                   99%          2.1
   Voice path                                          45%              61%           35.6                   67%          9.8
Average wireless subscribers                      506,991          910,190            79.5            1,443,632          58.6
Minutes of use /(1)/                                  945            1,325            40.2                1,854          39.9
% Penetration  /(2)/                                  2.8%             4.9%              -                  7.0%          N/A
Average Monthly Revenue per User ("ARPU")              64               53           (17.2)                  38         (28.3)
 /(3)/

Financial Statistics:
   Average interest rates                            8.87%            8.26%           (6.9)                9.07%          9.8
   Average outstanding borrowings (in million     343,244          378,858            10.4              391,237           3.3
   of constant bolivars)
   Net monetary liability (asset) position
   (in million of constant bolivars)              180,089          (11,866)         (105.8)              39,097        (429.5)
   Net foreign currency liability (asset)             547              136           (75.1)                (130)       (195.6)
   position (millions of U.S.$)

Economic Statistics:
   Increase in the CPI                                 30%              20%          (33.3)                  13%        (35.0)
   Increase in the WPI                                 22%              14%          (36.4)                  16%         14.3
   Exchange rate at the end of year                565.00           649.25            14.9               700.00           7.8

__________________________

(1) Represents billed minutes of use, excluding free minutes included in certain of the Company's tariff plans, in millions of minutes.
(2) Customers per total population.
(3) In U.S. dollars.

Results of Operations for the Years Ended December 31, 1998, 1999 and 2000

     The following table sets forth the results of operations of the Company for the years ended December 31, 1998, 1999 and 2000, expressed in millions of constant bolivars as of December 31, 2000, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

                                                                         Year Ended December 31,
                                 ---------------------------------------------------------------------------------------------------
                                                        (millions of bolivars, except per share and per ADS data)
                                 ---------------------------------------------------------------------------------------------------
                                            1998                          1999                                 2000
                                 --------------------------  ------------------------------------ ----------------------------------
                                                                                         %                                  %
                                                  % of                    % of        increase                 % of       increase
                                                  total                   total       (decrease)              total      (decrease)
                                                 operating               operating    from prior             operating   from prior
                                        Bs.      revenues       Bs.      revenues       year         Bs.     revenues       year
                                 ------------- ------------  ---------- -----------  ------------ --------- ------------ -----------
Operating revenues:
Local usage                            266,459     13.8       303,506      15.6         13.9       333,900      18.3         10.1
Domestic long distance usage           383,407     19.8       310,996      16.0        (18.9)      285,017      15.5         (8.4)
Basic rent/(1)/                        387,063     20.0       362,673      18.6         (6.3)      316,152      17.3        (12.8)
Public telephones                      123,271      6.4       119,680       6.2         (2.9)      108,655       6.0         (9.2)
                                     ---------    -----     ---------     -----                  ---------     -----
 Local and domestic long distance    1,160,200     60.0     1,096,855      56.4         (5.5)    1,043,724      57.2         (4.8)
International long distance            204,049     10.5       151,027       7.8        (26.0)       99,107       5.4        (34.4)
Net settlements                         47.693      2.5        31,780       1.6        (33.4)       29,373       1.6         (7.6)
                                     ---------    -----     ---------     -----                  ---------     -----
International long distance            251,742     13.0       182,807       9.4        (27.4)      128,480       7.0        (29.7)
Other wireline-related
 services/(2)/                         142,214      7.2       162,450       8.3         14.2       139,749       7.7        (14.0)
                                     ---------    -----     ---------     -----                  ---------     -----
 Total wireline services             1,554,156     80.2     1,442,112      74.1         (7.2)    1,311,953      71.9         (9.0)
Wireless services                      347,196     17.9       460,714      23.6         32.8       466,993      25.6          1.4
Other telecommunications-related
 services /(3)/                         36,833      1.9        43,856       2.3         19.1        46,186       2.5          5.3
                                     ---------    -----     ---------     -----                  ---------     -----
 Total operating revenues            1,938,185    100.0     1,946,682     100.0          0.5     1,825,132     100.0         (6.2)
Operating expenses:
Provision for uncollectibles           254,799     13.2       114,682       5.9        (55.0)       76,512       4.2        (33.3)
Operations, maintenance, repairs
 and administrative                    713,802     36.8       862,460      44.3         20.8       861,562      47.2         (0.1)
Depreciation and amortization          599,844     31.0       666,635      34.3         11.1       616,714      33.8         (7.5)
Concession and other taxes             144,392      7.4       140,193       7.2         (2.9)      138,394       7.6         (1.3)
Special charge /(4)/                         -      N/A             -       N/A          N/A       110,390       6.0          N/A
Nonrecurring charge                          -      N/A         4,085       0.2          N/A           632         -        (84.5)
                                     ---------    -----     ---------     -----                  ---------     -----
 Total operating expenses            1,712,837     88.4     1,788,055      91.9          4.4     1,804,204      98.8          0.9
Operating income                       225,348     11.6       158,627       8.1        (29.6)       20,928       1.1        (86.8)
Other income (expense), net:
Exchange losses, net                   (53,572)    (2.7)      (33,732)     (1.7)       (37.0)       (2,645)     (0.1)       (92.2)
Gain (loss) from net monetary
 position                               45,512      2.3        (6,626)     (0.3)      (114.6)      (15,844)     (0.9)       139.1
Interest income                         21,636      1.7        25,323       1.3         17.0        29,738       1.6         17.4
Interest expense                       (54,679)    (2.8)      (45,825)     (2.4)       (16.2)      (42,597)     (2.3)        (7.0)
Gain from indexation of tax units        8,442      0.4        12,579       0.6         49.0             -         -          N/A
                                     ---------    -----     ---------     -----                  ---------     -----
 Financing benefit (cost), net         (32,661)    (1.7)      (48,281)     (2.5)        47.8       (31,348)     (1.7)        35.1
 Other income, net                       3,595      0.3         6,331       0.3         76.1        (3,827)     (0.2)      (160.4)
                                     ---------    -----     ---------     -----                  ---------     -----
  Total other income (expense),
   net                                 (29,066)    (1.4)      (41,950)     (2.2)        44.3       (35,175)     (1.9)       (16.2)
                                     ---------    -----     ---------     -----                  ---------     -----
Income (loss) before income
 taxes and cumulative effect of
 accounting change, net of tax         196,282     10.2       116,677       6.0        (40.6)      (14,247)     (0.8)      (112.2)
Income tax provision                     1,327      0.1        15,487       0.8      1,067.1        35,428       1.9        128.8
                                     ---------    -----     ---------     -----                  ---------     -----
Income (loss) before cumulative
 effect of accounting change,
 net of tax                            194,955     10.1       101,190       5.2        (48.1)      (49,675)     (2.7)      (149.1)
                                     ---------    -----     ---------     -----                  ---------     -----
Cumulative effect of accounting
 change, net of tax                          -        -             -       N/A          N/A       (40,518)     (2.2)         N/A
                                     ---------    -----     ---------     -----                  ---------     -----
Net income (loss)                      194,955     10.1       101,190       5.2        (48.1)      (90,193)     (4.9)      (189.1)
                                     =========    =====     =========     =====                  =========     =====

                                                                        Year Ended December 31,
                                      ----------------------------------------------------------------------------------------------
                                                         (millions of bolivars, except per share and per ADS data)
                                      ----------------------------------------------------------------------------------------------
                                          1998                                1999                                2000
                                      ------------------------  -----------------------------------  -------------------------------
                                                                                          %                                    %
                                                % of total               % of total    increase              % of total    increase
                                                 operating               operating    (decrease)              operating   (decrease)
                                                 revenues                 revenues    from prior              revenues    from prior
                                        Bs.                      Bs.                     year           Bs.                  year
                                     ---------  ------------  ----------  ---------- ------------ ----------- ---------  -----------
Operating income per share              225.35       N/A          158.64       N/A         (29.6)       21.98      N/A        (86.1)
Operating income per ADS              1,577.44       N/A        1,110.50       N/A         (29.6)      153.89      N/A        (86.1)
 Income (loss) per share before
  cumulative effect of accounting
  change                                194.96       N/A          101.20       N/A         (48.1)      (52.18)     N/A       (151.6)
 Income (loss) per ADS before
  cumulative effect of accounting
  change                              1,364.72       N/A          708.40       N/A         (48.1)     (365.26)     N/A       (151.6)
Net income (loss) per share             194.96       N/A          100.00       N/A         (48.1)      (90.00)     N/A       (193.6)
Net income (loss) per ADS             1,326.61       N/A          700.00       N/A         (48.1)     (630.00)     N/A       (193.6)
Basic net income (loss) per share       194.96       N/A          100.00       N/A         (48.1)      (90.00)     N/A       (193.6)
/(5)/
Basic net income (loss) per ADS/(5)/  1,326.61       N/A          700.00       N/A         (48.1)     (630.00)     N/A       (193.6)

_____________________________

(1) Includes installation and subscription charges.
(2) Includes special services and interconnection facilities charges.
(3) Includes value-added services, primarily Internet access, and directory publishing fees.
(4) Workforce reduction program (see additional information in "--Year Ended December 31, 1999 and 2000 -- Special Charge").
(5) As of December 31, 2000 there were no common stock equivalents having a dilutive effect on net income per share data.

Years Ended December 31, 1999 and 2000

Operating Revenues

     Consolidated net operating revenues decreased by Bs. 121.6 billion (6.2%) in 2000 to Bs. 1,825.1 billion compared with Bs. 1,946.7 billion reported in 1999. Normalizing 1999 results for the change in accounting treatment of subscriber right fees, which are upfront fees paid by customers when services are activated, and prepaid services, operating revenues decreased by Bs. 94.1 billion (4.9%) when compared to 1999. This decrease was due, in part, to the Company's pricing and rate rebalancing strategy and significant reductions in wireline domestic long distance and international long distance rates during 2000. These real rate decreases spurred higher commercial call volumes but did not offset the decline in prices.

Operating Volumes

     The total number of access lines in service increased by 19,741 (0.8%) to 2,605,602 at December 31, 2000, from 2,585,861 at December 31, 1999. The increase reflects the success of the prepaid platform combined with fewer permanent disconnections. In 2000, CANTV permanently disconnected approximately 337,614 residential and commercial lines. During 2000, residential access lines increased 1.2% and commercial access lines decreased 1.1%. The number of public telephones in service increased by 6.2% during this same period.

     Local minutes of use carried by the Company's network increased by 475 million (3.5%) to 14,113 million minutes for the year ended December 31, 2000, from 13,638 million minutes for the year ended December 31, 1999. Residential minutes of use increased slightly by 97 million (1.3%) to 7,799 million from 7,702 million minutes for the years ended December 31, 2000 and 1999, respectively. Commercial minutes of use increased by 378 million (6.4%) to 6,314 million from 5,936 million minutes, for the years ended December 31, 2000 and 1999, respectively. The growth in commercial minutes occurred throughout 2000, reflecting a healthier commercial customer base. Also, part of this volume increase was attributable to higher demand for Internet service. The growth in Internet usage resulted in the sale of approximately 76,900 additional residential and commercial access lines to existing customers, compared to approximately, 17,498 lines during the same period in 1999. The introduction of value-added services, such as voicemail, which increased network utilization, also contributed to the increase in minutes of use.

     Domestic long distance minutes increased by 137 million (6.3%) to 2,303 million during 2000 from 2,166 million during 1999. Residential minutes of use slightly increased by 8 million (0.9%) to 889 million from 881 million for the years ended December 31, 2000 and 1999, respectively, as a result of the new tariff structure which went into effect during the second quarter of 2000. The new rate structure eliminated one of the off-peak hour rate plans. To stimulate residential usage the Company introduced, in November 2000, a special flat rate national long distance plan where the customer pays a fee of Bs. 7,500 per month and is allowed unlimited long distance calls placed between certain hours. This plan attracted approximately 89,000 customers and generated 35 million minutes by the end of December 2000. Commercial minutes of use increased by 129 million (10.0%) to 1,414 million from 1,285 million for the years ended December 31, 2000 and 1999, respectively. In the commercial market usage volumes increased due to substantially the same drivers that increased local usage volumes, such as enhanced services and as the increases in economic growth. In addition, decreases in real rates for commercial usage also helped spur higher usage.

     International minutes billed locally to customers in Venezuela increased by 32 million (20.0%) to 192 million for 2000 as compared to 160 million for 1999. This increase occurred in both consumer markets; the residential sector grew by 32.0% and the commercial sector grew by 9.4%. Domestic long distance and international long distance rates were significantly reduced during 2000 contributing to the growth in call volume. In 2000, net settlement minutes with international carriers increased by 30 million (20.1%) to 179 million from 149 million in 1999. Factors contributing to this volume growth include competitive pricing by international carriers, which are able to offer their customers customized packages combined with lower settlement rates that the carrier must pay the Company for terminating traffic on our network. In addition, the Company has entered into agreements with certain large carriers in which the settlement rate is reduced based on volume. The incoming minutes of use to outgoing minutes of use ratio, for the year 2000, increased to 1.95 as compared to 1.91 for 1999.

Local Usage

     Local usage revenues increased by Bs. 30.4 billion (10.1%) to Bs. 333.9 billion in 2000 compared to Bs. 303.5 billion in 1999. This increase was primarily attributable to a 3.5% increase in residential and commercial local call volumes combined with a real rate increase of 3.9%. Commercial and residential minutes of use increased 6.4% and 1.3%, respectively, in 2000 compared to the same prior year period. Minutes of use per commercial line increased by 11.7% during the same period, reflecting increased demand for Internet services and the effect of a real rate decrease of 3.7%. Total residential billed minutes of use remained relatively flat during 2000 compared with 1999 primarily as a result of an increase in the number of customers migrating to the 2,500 free minutes per month plan targeting Internet customers. In addition, a real rate increase in local usage of 11.3% and the introduction of the prepaid wireline platform in the fourth quarter of 2000 contributed to this trend. As of the end of 2000, there were approximately 138,000 prepaid residential lines. The prepaid customer segment is generally a lower-usage consumer.

Domestic Long Distance Usage

     Revenues from domestic long distance usage decreased by Bs. 26.0 billion (8.4%) to Bs. 285.0 billion in 2000 from Bs. 311.0 billion in 1999. This decline was due to a real rate decrease of 12.4% offset by a call volume increase of 6.3%. In nominal terms, rates increased 2.0% in 2000 compared to 1999.

     Total domestic long distance volume increased to 2,303 million minutes at the end of December 31, 2000 compared to December 31, 1999. Commercial customers fueled this growth by generating 129 million minutes of use (10.0%) more than in 1999, resulting in an increase of 15.6% in the average minute per commercial line. Residential minutes of use remained relatively flat during 2000 primarily as a result of the new tariff structure, which went into effect during the second quarter of 2000. The new rate structure eliminated one of the most economical plans as well as one of the off-peak hour rate plans. To stimulate residential usage the Company introduced, in November 2000, a special flat rate national long distance plan where the customer pays a fee of Bs. 7,500 per month and is allowed unlimited long distance calls placed between certain hours. Approximately 89,000 customers enrolled in this plan which generated 35 million minutes, or Bs. 0.5 billion, at the end of December 2000.

Basic Rent

     Basic rent revenues include the basic monthly flat fee and installation charges. These revenues decreased by Bs. 46.5 billion (12.8%) to Bs. 316.2 billion in 2000 compared to Bs. 362.7 billion in 1999. The decrease was primarily the result of a reduction of Bs. 32.4 billion (64.7%) in the installation charges to Bs. 17.7 billion in 2000 from Bs. 50.1 billion in 1999, largely due to a decline of 21.2% in lines installed during 2000 compared 1999. The basic monthly flat fee decreased by Bs. 14.2 billion (4.5%) in 2000 to Bs.
298.4 billion compared to Bs. 312.6 billion in 1999. This decrease is attributable to a 0.4% decrease of the average access lines in service and 4.7% decrease in basic monthly flat fee real rates.

     Subscription right fees, which are upfront fees paid by the consumers when service is activated, were previously recognized as revenues. The opening of the telecommunications market provides the consumer with a choice of service provider and the subscriber fee may be refundable. To better align itself with the industry practice, the Company now recognizes upfront fees as a liability on the Company's balance sheet, and has restated all fiscal quarters for 2000 to reflect this change. At December 31, 2000 the cumulative effect of such change, net of tax was Bs. 34.7 billion.

Public Telephones

     Despite the 6.2% increase in the total number of public telephone units, net revenues from public telephones decreased by Bs. 11.0 billion (9.2%) to Bs.
108.7 billion in 2000 compared to Bs. 119.7 billion in 1999. Local and long distance minutes of use decreased 1.1% and 11.8%, respectively, in 2000 as compared to 1999. Weighted average real rates increased by 14.4% for local usage while for domestic long distance weighted average real rates decreased by 8.4%. The growth of wireless communications continues to reduce usage of public telephones.

     The Company had previously recognized the sales of prepaid public telephone cards as revenue at the time of sale. To better align itself with industry practice and due to the availability of a much improved public telephone monitoring system and database, the Company now recognizes such revenue based on card usage and has restated all fiscal quarters for 2000 to reflect this change.

International Long Distance

     Total international long distance revenues decreased by Bs. 54.3 billion (29.7%) to Bs. 128.5 billion in 2000 compared to Bs. 182.8 billion recorded in 1999. Revenues from customer charges billed locally decreased by Bs. 51.9 billion (34.4%) to Bs. 99.1 billion in 2000 from Bs. 151.0 billion recorded in 1999. This decline is attributable to tariff decreases of 41.7% and 32.7% in real and nominal terms, respectively, partially offset by a volume increase of 20.0%.

     Settlement revenue with international carriers decreased by Bs. 2.4 billion (7.6%) in 2000 to Bs. 29.4 billion compared to Bs. 31.8 billion recorded in 1999. This decrease was the result of a real rate decrease of 20.8% partially offset by a volume increase of 20.1%. Factors contributing to incoming traffic growth include competitive pricing by international carriers as well as lower settlement rates. The ratio of incoming minutes of use to outgoing minutes of use, for the year ended December 31, 2000, increased to 1.95 times compared to
1.91 times for 1999. Factors contributing to incoming traffic growth include more aggressive pricing by international carriers as well as lower settlement rates.

     The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 59.4% and 63.6% of the minutes recorded in 2000 and 1999, respectively. The settlement rates for international traffic between the United States and Venezuela decreased to U.S.$0.38 per minute during 2000 from U.S.$0.64 per minute in 1999.

Other Wireline-Related Services

     Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, decreased by Bs. 22.8 billion (14.0%) to Bs. 139.7 billion in 2000 compared to Bs. 162.5 billion in 1999. Revenues from data transmission services, including Frame Relay, VPN and VSAT services, decreased by Bs. 14.8 billion (14.0%) in 2000 to Bs. 90.6 billion compared to Bs. 105.4 billion in 1999. The decline in revenues were a result of the Company strategy of promoting its packet switching data network, which is more efficient and economic to both the customer and the Company. This strategy produced a 30% revenue increase in data services, in real terms, which was more than offset by significant revenue declines in analog and dedicated circuits. Interconnection revenues declined Bs. 10.2 billion (61.5%) to 6.4 billion in 2000 compared to Bs. 16.6 billion in 1999 due to a reduction in the fees that the Company receives from wireless operators. This decrease was stipulated in the interconnection agreement between Telcel and CANTV. Other miscellaneous charges increased by Bs. 3.0 billion (7.4%) to Bs. 42.6 billion compared to Bs. 39.6 billion in 1999 due to growth in vertical services and a facility rental settlement with a competitor. This increase was partially offset by the decision not to charge late payment fees to permanently disconnected customers due to the low probability of collecting these charges.

Wireless Services

     Wireless service revenues increased by Bs. 6.3 billion (1.4%) to Bs. 467.0 billion compared to Bs. 460.7 billion recorded in 1999, reflecting continued growth in the prepaid customer base.

     Growth of 44.4% in the wireless customer base was primarily driven by the continued success of prepaid services during 2000. Handset sales declined to Bs.
26.7 billion (78.0%) during 2000 compared to 1999 as a result of the Company's decision to outsource sales of handsets to authorized sales agents. In 2000, prepaid subscribers increased by 73.0%, reaching a total of 1,498,856 customers at December 31, 2000, compared to 866,340 prepaid customers at December 31, 1999. Postpaid customers decreased by 34.2% to 207,134 at December 31, 2000 compared to 314,933 at December 31, 1999 due to customer migration to more economical prepaid plans.

     As a result of the expansion of the customer base, overall penetration, defined as the number of customers as a percentage of the total population, improved from 4.9% at December 31, 1999 to 7.0% at December 31, 2000. Partially offsetting the impact of customer growth is declining monthly revenue per customer due to the expansion in lower-usage customer segments through prepaid wireless service offerings and the introduction of more economical postpaid plans, including billing per second. The introduction of the prepaid service has generated a reduction in the Average Monthly Revenue per User ("ARPU") to U.S.$38 at December 31, 2000 compared to U.S.$53 at December 31, 1999.

     The postpaid customers migration to more economical plans contributed to a weighted average real rate decrease in the basic monthly fee and peak hour usage rate of 14.9% and 1.7%, respectively, at December 31, 2000.

     The decline in access revenue was offset by an increase in airtime revenue of Bs. 57.0 billion (45.7%) and higher interconnection revenue of Bs. 25.2 billion (15.2%) resulting from an increase of 39.9% in total minutes as the customer base increased.

     The minutes of use per postpaid customer increased 31% over 1999 due to the migration of low usage customers to more economical prepaid plans while minutes of use per prepaid customer decreased by 4.3% in 2000. Generally prepaid plans are subscribed by users with fewer financial resources than other customer groups.

Other Telecommunications-Related Services

     Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 2.3 billion (5.3%) to Bs.
46.2 billion in 2000 from Bs. 43.9 billion in 1999.

     Internet revenues increased by Bs. 3.9 billion (24.2%) to Bs. 20.0 billion in 2000 from Bs. 16.1 billion in 1999, due to a 30.6% increase in the subscriber base, which reached 113,226 at year-end 2000. The subscriber base increase was due to effective promotional campaigns, improved connectivity and attractive pricing. During 2000, the Company offered customers a flat rate plan and the added facility of using the Company's prepaid card to access the Internet. Additionally, the number of users grew in 2000 by 116,017 (69.5%) as compared to 1999. This growth was attained in spite of the Company's stricter credit policies.

     Revenues from directory service, decreased by Bs. 1.6 billion (5.6%) to Bs.
26.1 billion in 2000 as a result of real decreases.

Operating Expenses

     Total operating expenses increased by Bs. 16.1 billion (0.9%) to Bs. 1,804.2 billion in 2000 compared to Bs. 1,788.1 in 1999. This increase was due to a special charge recorded in December 2000 related to workforce reduction. See "-- Special Charge." The increase was partially offset by a decrease in operating expenditures, depreciation and amortization and provision for uncollectibles.

     Operations, maintenance, repairs and administrative expenses decreased by 0.1% in 2000 to Bs. 861.6 billion compared to Bs. 862.5 billion in 1999. The decrease was mainly attributable to a 33.3% decrease in the provision for uncollectibles, lower inventory costs of approximately 30.0% relating to the outsourcing of handset sales, combined with a Bs. 21.0 billion decrease in pension expense as a result of revised actuarial assumptions. Almost entirely offsetting these decreases were greater commissions paid to authorized agents associated with higher cellular customer additions.

     Depreciation and amortization expense decreased by Bs. 49.9 billion (7.5%) to Bs. 616.7 billion in 2000 from Bs. 666.6 billion in 1999. This decrease was due to a portion of the Company's wireline network assets reaching their useful life and the increase in the useful life of a portion of the cellular real estate infrastructure.

     The provision for uncollectibles decreased by Bs. 38.2 billion (33.3%) to Bs. 76.5 billion in 2000 from Bs. 114.7 billion in 1999. The decrease in uncollectible expenses reflects improvements in CANTV's collections as management continues to focus on the application of strong credit policies. As a result, approximately 337,614 residential and commercial lines were permanently disconnected during 2000.

     Concession and other taxes decreased by Bs. 1.8 billion (1.3%) to Bs. 138.4 billion in 2000 compared to Bs. 140.2 billion in 1999, mainly due to lower revenues.

     During December 1999, massive floods impacted Venezuela. The flooding caused serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. In 1999, the Company made an initial financial assessment only on central offices and public telephone plants and calculated the damage to be approximately Bs. 4.1 billion recorded as a non-recurring charge. In October 2000, the Company received the final payment of the total compensation based on actual damages caused by the floods of Bs. 8.0 billion. Despite the magnitude of the floods endured, the Company does not believe this natural disaster will have a material impact on its financial results.

Special Charge

     On December 29, 2000 the Company announced that it would record a special one-time charge of Bs. 110.4 billion related to a workforce reduction program. This program, which only covers wireline employees, was implemented to eliminate non-strategic activities and associated costs after a thorough review of business processes that were not consistent with CANTV's competitive and growth objectives. The program ended on January 19, 2001 and as a result 3,752 employees were terminated. The functions that were eliminated were, for the most part, administrative in nature. The Company fully expects that labor and non-labor related savings associated with this head-count reduction will provide the Company with a cost structure that can meet competitive pricing pressures as a new era of full competition begins. See Note 22 to the Audited Financial Statements.

     Any effect to the Company's pension and other postretirement benefits liability associated with this employee separation program will be recognized when it occurs. Presently, the Company is evaluating the impact of the head-count reduction on the Company's pension liability.

Other Income (Expense), Net

     Total other income (expense), net totaled Bs. 35.2 billion net expense for 2000 compared to Bs. 42.0 billion net expenses for 1999. This increase was primarily due to an increase in the loss from monetary position partially offset by lower net exchange losses.

     Non-cash inflation loss totaled Bs. 15.8 billion at December 31, 2000. During 1999, the non-cash inflation loss totaled Bs. 6.6 billion. The Bs. 9.2 billion increase in loss is primarily due to changes in the Company's monetary position, which increased from an average net asset position in 1999 of Bs.
107.5 billion to Bs. 234.0 billion (117.5%) in 2000 due to the Company's strong liquid position. This non-cash inflation loss was partially mitigated by a generally lower inflation of 13.4% in 2000 compared to an inflation rate of 20.0% experienced in 1999.

     Exchange loss, net decreased by Bs. 31.1 billion to Bs. 2.6 at December 31, 2000 compared to Bs. 33.7 billion at December 31, 1999. The decrease is related to CANTV's Japanese yen-denominated debt and due to the appreciation of the bolivar against the Japanese yen combined with higher dollar denominated temporary investments. Additionally the average foreign currency denominated net monetary asset position during 2000 increased, primarily as a result of higher cash balances and temporary investments. This increase was partially offset by a lower devaluation rate of 7.8% as compared to 14.9% in 1999. The Company's average net monetary position increased from a net liability position in 1999 of U.S.$236 million to a net asset position of U.S.$45 million in 2000.

     Interest income increased by Bs. 4.4 billion (17.4%) to Bs. 29.7 billion for 2000 from Bs. 25.3 billion for 1999, due to higher average investments made during 2000 of Bs. 353.3 billion compared to Bs. 306.0 billion in 1999 slightly offset by lower interest rates earned by the Company during 2000.

     Interest expense decreased by Bs. 3.2 billion (7.0%) to Bs. 42.6 billion in 2000 compared to Bs. 45.8 billion in 1999. This decrease was primarily the result of a reduction in the Company's debt of Bs. 51 billion in 2000 partially offset by a higher average interest rates during 2000 of 9.07% compared to 8.26% in 1999.

Income Taxes

     The Company's income tax provision increased by Bs. 19.9 billion to Bs.
35.4 billion at December 31, 2000 compared to Bs. 15.5 billion at December 31, 1999. The increase reflects the 2000 reduction of investment tax credit percentage from 20% to 10% in 2000 and lower capital expenditures.

Cumulative Effect of Accounting Change, Net of Tax

     The Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, will be classified as a liability on the Company's balance sheet. The Company believes that the opening of the telecommunications market to competition where consumers will have a choice of carrier requires a change in the way of subscriber rights fees. At

December 31, 2000 the cumulative effect of such change, net of tax, was Bs. 34.7 billion. In line with industry practices and much improved monitoring systems, prepaid card sales will be recognized as revenue when the customer utilizes the service rather than when the card is sold. The cumulative effect accounting of this change related to both the prepaid public telephone card and the prepaid cellular cards, net of tax was Bs. 5.8 billion.

Years Ended December 31, 1998 and 1999

Operating Revenues

     Consolidated net operating revenues increased by Bs. 8.5 billion (0.5%) in 1999 to Bs. 1,946.7 billion compared with Bs. 1,937.2 billion reported in 1998. This increase was due to growth in wireless communications services, local usage and data transmission and Internet revenues, which partially offset revenue declines resulting from tariff approval delays during the third and fourth quarter of 1999, lower access lines in service, and lower international prices. The delay in tariff approvals negatively impacted revenues by approximately Bs.
43.7 billion in 1999.

Operating Volumes

     The total number of access lines in service decreased by 30,070 (1.1%) to 2,585,861 at December 31, 1999, from 2,615,931 at December 31, 1998. The decline reflects the permanent disconnection of lines resulting from CANTV's emphasis on customer treatment and collections. In 1999, CANTV permanently disconnected approximately 453,900 residential and commercial lines. During 1999, residential access lines increased 0.6% and commercial access lines decreased 6.9%. The number of public telephones in service increased by 6.6% during this same period.

     Local minutes of use carried by the Company's local switched network increased by 632 million (4.9%) to 13,638 million minutes for the year ended December 31, 1999, from 13,006 million minutes for the year ended December 31, 1998. Residential minutes of use increased by 420 million (5.8%) to 7,702 million from 7,282 million minutes for the years ended December 31, 1999 and 1998, respectively. Commercial minutes of use increased by 212 million (3.7%) to 5,936 million from 5,724 million minutes, for years ended December 31, 1999 and 1998, respectively. Part of this volume growth was attributable to the implementation of EAS during the fourth quarter of 1998. Approximately 397 million minutes of use were shifted from domestic long distance to local usage during the year 1999. Other factors contributing to this volume growth were tariff approval delays and the implementation of a system in September 1999 that minimizes traffic loss by allowing temporarily disconnected customers the ability to receive incoming calls. Internet usage and enhanced services, such as personal secretary or voicemail services also contributed to the volume growth.

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

     International minutes billed locally to customers in Venezuela decreased by 11 million (6.4%) to 160 million for 1999 as compared to 171 million for 1998. This decrease occurred in both consumer markets, the commercial sector declined by 8.1% while residential sector decreased by 4.7%. The weakness in the Venezuelan economy has contributed to the decline in the calling volume. In 1999, net settlement minutes with international carriers increased by 12 million (8.8%) to 149 million from 137 million in 1998. The incoming minutes of use to outgoing minutes of use ratio, for the year ended December 31, 1999, increased to 1.91 as compared to 1.83 for 1998.

Local Usage

     Local usage revenues increased by Bs. 37.0 billion (13.9%) to Bs. 303.5 billion in 1999 compared to Bs. 266.5 billion in 1998. This increase primarily is attributable to a 4.9% increase in residential and commercial local calling volumes combined with a real rate increase of 5.4%. In addition, during the fourth quarter of 1998, CANTV began implementing EAS in certain parts of Venezuela, which further contributed to the local usage volume increase.

Domestic Long Distance Usage

     Revenues from domestic long distance usage decreased by Bs. 72.4 billion (18.9%) to Bs. 311.0 billion in 1999 from Bs. 383.4 billion in 1998. This decline is due to volume is attributable to the implementation of EAS during the fourth quarter of 1998. In nominal terms, rates increased 22.4% year over year.

Basic Rent

     Basic rent revenues decreased by Bs. 24.3 billion (6.3%) to Bs. 362.7 billion in 1999 compared to Bs. 387.0 billion in 1998. The decrease was primarily generated by a reduction of Bs. 16.9 billion (25.2%) in the installation and subscriber right charges to Bs. 50.1 billion in 1999 from Bs.
67.0 billion in 1998. Installation and subscriber right fees decreased by 9.8% in real terms during 1999. The monthly flat fee decreased by Bs. 7.4 billion (2.3%) in 1999 to Bs. 312.6 billion compared to Bs. 320.0 billion in 1998. This decrease is attributable to a 2.4% decrease of the number of access lines partially offset by a 1.6% rate increase.

Public Telephones

     Despite the increase in the total number of public telephone units in service and gross card sales of 6.6% and 9.0%, respectively, net revenues from public telephones decreased by Bs. 3.6 billion (2.9%) to Bs. 119.7 billion in 1999 compared to Bs. 123.3 billion in 1998 due to increased access fees paid to cellular service providers. Increased calling volumes drove this increase in access fees between CANTV's public telephone and cellular telephones, which grew by 58.0% in 1999.

International Long Distance

     Total international long distance revenues decreased by Bs. 68.9 billion (27.4%) to Bs. 182.8 billion compared to Bs. 251.7 billion recorded in 1998. Revenues from customer charges billed locally decreased by Bs. 53.0 billion (26.0%) to Bs. 151.0 billion in 1999 from Bs. 204.1 billion recorded in 1998. This decline is attributable to lower rates combined with a volume decrease of 6.4%. Tariffs decreased by 18.3% and 1.4% in real and nominal terms, respectively.


     Settlement revenue with international carriers decreased by Bs. 15.9 billion (33.4%) in 1999 to Bs. 31.8 billion compared to Bs. 47.7 billion recorded in 1998. This variance was the result of a real rate decrease of 43.2% partially offset by a volume increase of 8.8%. Both years contain revenue adjustments relating to actual traffic settlements, as well as the contra-revenue associated with payments to foreign service-provider companies in accordance with contractual revenue-sharing agreements. The ratio of incoming minutes of use to outgoing minutes of use, for the year ended December 31, 1999 increased to 1.91 times compared to 1.83 times for 1998.

     The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 63.6% and 67.1% of the minutes recorded in 1999 and 1998, respectively.

Other Wireline-Related Services

     Other wireline-related service revenues increased by Bs. 20.3 billion (14.2%) to Bs. 162.5 billion in 1999 compared to Bs. 142.2 billion in 1998. Revenues from data transmission services, including Frame Relay, VPN and VSAT services increased by Bs. 31.3 billion (42.3%) in 1999 to Bs. 105.4 billion compared to Bs. 74.1 billion in 1998. This increase is due to a 19.9% volume growth combined with a weighted average real rate increase of 34.9%. Interconnection facilities charges decreased by Bs. 5.9 billion (26.2%) due primarily to a reduction of access fees received from cellular services providers in connection with a decrease of interconnection lines. Other miscellaneous charges decreased by Bs. 3.6 billion (8.3%) to Bs. 39.6 billion compared to Bs. 43.2 billion in 1998. In September 1998, CANTV made a decision not to charge late payment fees to permanently disconnected customers due to the low probability of collecting these charges. Telex service revenues decreased by Bs. 1.6 billion (65.7%) to Bs. 0.9 billion in 1999 from Bs. 2.5 billion in 1998.

Wireless Services

     Wireless service revenues increased by Bs. 113.5 billion (32.8%) to Bs.
460.7 billion compared to Bs. 346.1 billion recorded in 1998, reflecting continued strong growth in the prepaid customer base.

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

     As a result of the expansion of the customer base, overall penetration, defined as the number of customers as a percentage of the total population, improved from 2.8% at December 31, 1998 to 4.9% at December 31, 1999. The growth in the prepaid customer segment primarily reflects the higher demand for affordable wireless communications as well as effective promotional campaigns which contributed to a 40.2% increase in 1999 total minutes of use over 1998. Also contributing to the revenue growth were real rate increases in the basic monthly fee and peak hour usage of 7.8% and 9.0%, respectively, during 1999.
The introduction of the prepaid service has generated a reduction in the ARPU to U.S.$53 at December 31, 1999 compared to U.S.$64 at December 31, 1998. Minutes of use per customer decreased by 21.9% in 1999, to 121 minutes per month from 155 minutes in 1998.

Other Telecommunications-Related Services

     Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 7.0 billion (19.1%) to Bs.
43.8 billion in 1999 from Bs. 36.8 billion in 1998. Internet revenues increased by Bs. 7.7 billion (91.5%) to Bs. 16.1 billion in 1999 due to a 78.2% increase in the subscriber base which reached 86,671 at year-end 1999.

Operating Expenses

     Total operating expenses increased by Bs. 76.1 billion (4.3%) to Bs. 1,788.1 billion in 1999 compared to Bs. 1,712.8 in 1998. This modest increase was principally the result of a significantly higher operating expenditures and depreciation and amortization offset by a lower provision for uncollectibles.

     Operations, maintenance, repairs and administrative expenses increased by 20.6% in 1999 to Bs. 862.5 billion compared to Bs. 713.8 billion in 1998. The increase is attributable to the increased wireless and Internet operating expenses necessary to support the rapid growth in the customer base and service offerings of these high growth businesses. Expenses include higher marketing expenses for new advertising campaigns, expanded sales promotions and increased customer service costs. CANTV employee separation costs of approximately Bs.
55.6 billion and real salary adjustments granted to union employees, through the collective bargaining agreement signed in July 1999, also contributed to the increase. These increases in expenses were partially offset by reduced wireline contractors and network maintenance expenses.

     Depreciation and amortization expense increased by Bs. 66.8 billion (11.1%) to Bs. 666.6 billion in 1999 from Bs. 599.8 billion in 1998. The increase was due primarily to Company's ongoing program to expand and digitalize the wireless network as well as the modernization of the wireline network.

     The provision for uncollectibles decreased by Bs. 140.2 billion (55.0%) to Bs. 114.7 billion in 1999 from Bs. 254.8 billion in 1998. The decrease in uncollectible expenses reflects improvements in CANTV's collections as management continues to focus on the application of strong credit policies and improved working capital management. As a result, approximately 453,507 customer lines, were permanently disconnected during 1999.

     Concession and other taxes decreased by Bs. 4.2 billion (2.9%) to Bs. 140.2 billion in 1999 compared to Bs. 144.4 billion in 1998, mainly due to lower revenues.

     During December 1999, massive floods impacted Venezuela. Based on the information available at the time and the limited access to the impacted areas, a one-time charge of Bs. 4.1 billion was recorded to cover possible losses. In October 2000, the Company received the final payment of the total compensation related to the damages caused by the floods of Bs. 8.0 billion. Despite the magnitude of the floods endured, the Company does not believe this natural disaster will have a material impact on its financial results.

Other Income (Expense), Net

     Total other income (expense), net totaled Bs. 42.0 billion net expense for 1999 compared to Bs. 29.1 billion net expenses for 1998. This increase was primarily due to an increase in the loss from net monetary position partially offset by lower net exchange losses.

     Non-cash inflation loss totaled Bs. 6.6 billion at December 31, 1999. During 1998, the non-cash inflation gain totaled Bs. 45.5 billion. This variance represents a Bs. 52.1 billion loss primarily due to the change in the Company's monetary position, which changed from an average net liability position in 1998 to a net asset position for most of 1999 due to the Company's strong liquid position. This non-cash inflation loss was partially mitigated by 1999's generally lower inflation of 20.0% compared to 29.9% experienced in 1998.

     Exchange loss, net decreased by Bs. 19.9 billion to Bs. 33.7 at December 31, 1999 compared to Bs. 53.6 billion at December 31, 1998. The lower loss results from CANTV's reduction of its net debt position, which was partially offset by an increase in the devaluation rate to 14.9% as compared to 11.9% in 1998. The Company's average foreign currency denominated net monetary liability position decreased by U.S.$216 million in 1999 from U.S.$557 million in 1998.

     Interest income decreased by Bs. 3.7 billion (5.7%) to Bs. 25.3 billion for 1999 from Bs. 21.6 billion for 1998, due to slightly lower interest rates earned by the Company during 1999.

     Interest expense decreased by Bs. 8.9 billion (16.2%) to Bs. 45.8 billion in 1999 compared to Bs. 54.7 billion in 1998. This decrease is primarily generated by a reduction of the Company's debt of Bs. 53.3 billion in 1999 and lower interest rates on the Company's debt obligations during 1999 of 8.3% compared to 8.9% in 1998.

     During 1999, gain from the indexation of tax units increased by Bs. 4.2 billion (49.0%) to Bs. 12.6 billion from Bs. 8.4 billion in 1998 reflecting the inflation gain on the Company's tax credits based on a Government change in the tax unit value to Bs. 9,600 from Bs. 7,400 at year-end 1998.

Income Taxes

     The Company's income tax provision increased by Bs. 14.2 billion to Bs.
15.5 billion at December 31, 1999 compared to Bs. 1.3 billion at December 31, 1998. The increase reflects the 1999 reduction of investment tax credits resulting from lower capital expenditures, which more than offset the reduction in taxable income.

Financial Condition, Liquidity and Capital Resources

          The following table summarizes cash flow data for the Company for the years ended December 31, 1998, 1999, and 2000:

                                                                       Year Ended December 31,
                                           ---------------------------------------------------------------------------
                                                     1998/(1)/         1999/(1)/          2000/(1)/        2000 /(2)/
                                                 --------------       -----------      -------------      ------------
Cash and temporary investments
   Beginning of the year                          Bs. 165,687        Bs.   155,360      Bs.  366,478       U.S.$   524
                                                     --------            ---------         ---------            ------

Operating activities:
--------------------
Net income (loss)                                     194,955              101,190           (90,193)             (129)
Adjustments to reconcile net income
   to net cash provided by
   operating activities                               862,703              821,675           862,623             1,232
Changes in current assets and
      liabilities                                    (319,450)             (10,537)          108,641               155
Changes in non-current assets and
   liabilities                                         (5,503)             (11,781)            3,893                 6
   Net cash provided by operating                    --------            ---------         ---------            ------
      activities                                      732,705              900,547           884,964             1,264
                                                     --------            ---------         ---------            ------
Investing activities:
--------------------
Capital expenditures, net of disposals               (555,824)            (397,907)         (325,272)             (465)
                                                     --------            ---------         ---------            ------
   Net cash used in investing activities             (555,824)            (397,907)         (325,272)             (465)
                                                     --------            ---------         ---------            ------

Financing activities:
--------------------
Proceeds from borrowings                              225,059                    -            30,660                44
Payments of debt                                     (174,204)             (39,510)          (52,211)              (75)
Dividend payments                                    (198,271)            (184,219)          (64,136)              (92)
Share repurchase                                            -               (3,040)         (213,836)             (305)
                                                     --------            ---------         ---------            ------
   Net cash used in financing activities             (147,416)            (226,769)         (299,523)             (428)
                                                     --------            ---------         ---------            ------

Increase in cash and temporary
   investments before loss in purchasing
   power of cash and temporary investments             29,465              275,871           260,169               371
Loss in purchasing power of cash and
   temporary investments                              (39,792)             (64,753)          (47,990)              (68)
                                                     --------            ---------         ---------            ------
Increase (decrease) in cash and
 temporary Investments                                (10,327)             211,118           212,179               303
                                                     --------            ---------         ---------            ------
Cash and temporary investments
   end of the year                                    155,360              366,478           578,657               827
                                                     ========            =========         =========            ======

___________________________

(1) Bolivar amounts are in millions of constant bolivars as of December 31, 2000.
(2) Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 700.00 = U.S.$1.00, the Daily Exchange Rate on December 31, 2000. See "Item 3. Key Information--Selected Financial Data -- Exchange Rates."

Years Ended December 31, 1999 and 2000

          Free cash flow (net cash provided by operating activities minus capital expenditures) increased by Bs. 57.1 billion to Bs. 559.7 billion as compared to the same period a year ago. This increase was primarily due to improved working capital management combined with lower capital expenditures.

          Net cash provided by operating activities decreased Bs. 15.5 billion (1.7%) to Bs. 885.0 billion for the year ended December 31, 2000 from Bs. 900.5 billion for the year ended December 31, 1999, primarily due to a decrease of the inventory levels by Bs. 28.2 billion (65.6%) offset by a decrease of the provision for uncollectibles accounts.

     Capital expenditures decreased by Bs. 72.6 (18.2%) to Bs. 325.3 billion in 2000 compared to Bs. 397.9 billion in 1999. During 2000, the Company reduced its investment program. The reduction in capital expenditures in 2000 from prior years was primarily due to the smaller incremental capital investments made to optimize existing plant facilities compared to greater investments made in plant facilities in prior years. Capital expenditures in 2000 were also affected by the continued reduction in the price of new technologies. Capital expenditures made during the period were for the expansion and continued modernization of its wireline network and expansion of its wireless and Internet platforms. The Company funded these expenditures with internally generated funds. See "Item 4. Information on the Company -- Domestic Telephone Services -
- International Long Distance Services -- Wireless Services -- Other Telecommunications-Related Services."

     Net cash used in financing activities increased by Bs. 72.7 billion (32.1%) to Bs. 299.5 billion in 2000 compared to Bs. 226.8 billion in 1999. Net cash used in financing activities allocated Bs. 213.8 billion to the share repurchase program at December 31, 2000, Bs. 64.1 billion to dividend payments and Bs. 52.2 billion to debt payments and funded with internally generated funds.

Years Ended December 31, 1998 and 1999

     Free cash flow increased by Bs. 325.8 billion to Bs. 502.6 billion as compared to the same period a year ago. This increase was primarily due to improved working capital management combined with lower capital expenditures.

     Net cash provided by operating activities increased Bs. 167.9 billion (22.9%) to Bs. 900.5 billion for the year ended December 31, 1999 from Bs. 732.7 billion for the year ended December 31, 1998, primarily due by an improvement of the provision for uncollectibles accounts, a decrease of the inventory levels and to lower operating expenses.

     Capital expenditures decreased by Bs. 157.9 (28.4%) to Bs. 397.9 billion in 1999 compared to Bs. 555.8 billion in 1998. During 1999, the Company reduced its capital investment program. Capital expenditures made during the period were for the continued modernization of its wireline network and the expansion of both its wireless and Internet platforms. The Company funded these expenditures with internally generated funds. See "Item 4. Information on the Company -- Domestic Telephone Services -- International Long Distance Services -
- Wireless Services -- Other Telecommunications-Related Services."

     Net cash used in financing activities increased by Bs. 79.3 billion (53.8%) to Bs. 226.8 billion in 1999 compared to Bs. 147.4 billion in 1998. Net cash used in financing activities was mainly allocated as follows, Bs. 39.5 billion in debt payments, Bs. 184.2 billion in dividend payments, and Bs. 3.1 billion in the share repurchase program at December 31, 1999. Debt service and dividend payments were covered with internally generated funds.

Research and Development

     The Company, through its business units, performs multiple market studies to develop new products and services and to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the new technological requirements of new products and services. These activities are not classified as research and development expenses by the Company. The Company conducts no other research and development activities.

Liquidity and Capital Resources

     As of December 31, 2000, the Company's current assets totaled Bs. 1,076.2 billion, an increase of Bs. 48.1 billion (4.7%) compared to Bs. 1,028.1 billion at December 31, 1999. The Company's current liabilities totaled Bs. 780.1 billion at December 31, 2000, an increase of Bs. 163.2 billion (26.5%) compared to Bs. 616.9 billion at December 31, 1999. As a result, the Company's working capital ratio decreased slightly to 1.4 at December 31, 2000, from 1.7 at December 31, 1999. The management believes that the present Company's working capital is sufficient to meet its actual requirements.

     Accounts receivable from Government entities decreased by Bs. 34.7 billion (25.2%) during the year, to Bs. 102.8 billion at December 31, 2000 from Bs.
137.5 billion at December 31, 1999. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. The amounts that Government pays for telecommunications services are limited by its annual budgets. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past-due obligations. The amount of bonds set aside for payment of debts owed CANTV as of December 31, 1998, under such legislation amounted to Bs. 63.2 billion. During 2000, CANTV received a payment of Bs. 34,089 related to the Government's bond issuance. The Company still faces uncertainty regarding the timing of collections from Government entities. See "Item 3. Key Information -- Risk Factors," "Item 4. Information on the Company -- Billing" "and Note 9 to the Audited Financial Statements.

     During 2000, the Company reduced its total debt obligations by Bs. 51.3 billion (11.5%). As of December 31, 2000, the Company's outstanding indebtedness totaled Bs. 396.9 billion, with Bs. 55.5 billion classified as short-term, as compared to total debt of Bs. 448.2 billion with Bs. 60.7 billion classified as short-term at December 31, 1999. The Company continues to maintain a strong capital structure as evidenced by a 12.5% debt-to-equity position at December 31, 2000. Management believes that this capital structure will enable the Company to confront the potential impact of a deterioration in the Venezuelan economic outlook. The currently outstanding debt of the Company is mainly denominated in dollars with some debt denominated in Japanese yen. As of December 31, 2000, the principal amount of short term debt outstanding was Bs. 55.490 million and the principal amount of long term debt outstanding was Bs. 341.370 million. The total debt of the Company is comprised of bank loans denominated in foreign currency and bolivars. At December 31, 2000, the debt denominated in foreign currency had maturity dates between 2 and 9 years and average interest rates between 5.9% and 12.4%. At December 31, 2000, the debt denominated in bolivars had with maturity dates between 1 and 10 years and average interest rates between 10.4% and 27.8%. The notes payable in U.S. dollars have maturity dates between 2 and 4 years and average interest rates between 7.0% and 8.9%. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

     On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, CANTV obtained loan commitments of U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in CANTV's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$100 million represents the conversion of certain debt outstanding into longer term debt. In March 1998, CANTV paid U.S.$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of CANTV, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S.$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin of 1.35% up to 1.75% and an additional amount of up to 3% based on CANTV's annual net income equivalent in U.S. dollars.

     Under the IFC Facility, CANTV may pay dividends only if it is current with respect to its semi-annual payments. In addition, CANTV is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. CANTV was in compliance with these covenants as of December 31, 2000.

     Movilnet has a line of credit of Bs. 5,131 million at December 31, 2000 with AB Svensk Exporkredit, which is guaranteed by CANTV, and the Swedish Export Credits Guarantee Board (E.K.N.). The interest rate on this line of credit is based on LIBOR plus 0.25% divided by 0.95%, and matures in 2002. Movilnet paid financing insurance premiums to E.K.N. of Bs. 4,316 million. These premiums are recorded as deferred charges and are being amortized over 102 months, under the terms of the loan agreement. As of December 31, 2000 and 1999, accumulated amortization amounts were Bs. 3,434 million and Bs. 2,927 million, respectively. Under this line of credit, the operating assets of Movilnet cannot be pledged in connection with any present or future debt that could have a significant impact on the capacity of Movilnet to comply with its obligations; and the obligation of the lender to grant and maintain the line of credit will terminate if the applicable laws and regulations are amended to make such agreements illegal.

     At December 31, 2000 Movilnet's loans from the International Finance Corporation (IFC) were Bs. 56,438 million. The interest rates on these loans are based on LIBOR rate at six months plus 1.75% and 2%, and matures in 2005 and 2007. Under these agreements, Movilnet may pay dividends provided it is current with its semiannual payments and in compliance with certain financial ratios including a long-term debt ratio. As of December 31, 2000, Movilnet was in compliance with all of the covenants under this loan agreement.

     During 2000, the Company continued generating strong cash flows due to strong working capital management combined with lower capital expenditures. While there is no assurance that current liquidity levels can be maintained in the future, operating cash inflows are expected to continue to be strong based on the Company's growth strategies and continued demand for telecommunications services in Venezuela.

     The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company mainly uses the borrowings for the purchase of equipment through supplier financing arrangements. During 2000, the Company acquired new borrowings of Bs. 42 billion to acquire fixed assets according to the investment plans. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its capital requirements for the long term including bank loans and equity and debt issuances.

     The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this to continue in the future. The expansion and modernization of the Company's telecommunications network and the introduction of new services since privatization have required significant capital expenditures, which have totaled over U.S.$4.7 billion from January 1, 1992 to December 31, 2000, based on nominal bolivars converted to U.S. dollars on the basis of average exchange rates during each year in the relevant period. These capital expenditures and improvements have been financed through operating cash flows and debt in U.S. dollars and Japanese yen. At December 31, 2000, the Company had net U.S. dollar and other foreign currency-denominated assets totaling U.S.$130 million. Reductions in the value of the bolivar against the U.S. dollar and other foreign currencies have severely affected the business and results of operations of the Company in the past and may continue to do so in the future. Although the Company continually reviews opportunities to minimize its exposure to devaluation, the Company currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. If the value of the bolivar relative to the U.S. dollar and other foreign currencies were to continue to decline as it did during the period from 1997 to 2000, the Company's results of operations and stockholders' equity could be adversely impacted by additional exchange losses. See "Item 3. Key information" and "Item
11. Quantitative and Qualitative Disclosures About Market Risk." The Company currently has a foreign currency debt reduction plan in order to reduce an adverse impact due to a strong devaluation.

     The Company's capital expenditures for 2001 are estimated to be U.S.$518 million, with approximately U.S.$394 million dedicated to the wireline business, U.S.$100 million to the wireless business and U.S.$14 million to Internet and directory information services and contingencies for U.S.$10 million. The capital expenditure program for 2001 maintains similar expenditures compared to 2000. The Company is prepared to reduce this further if economic conditions warrant. Capital expenditures are expected to drop to lower levels in the 2001 to 2004 planning periods. Based on its current working capital surplus, the Company believes that it will generate sufficient internal resources to fund anticipated capital expenditures.

     The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores ("CNV") regulate the Company's ability to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See Note 16 to the Audited Financial Statements. The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Companies may exceed the minimum income limit established by the Capital Markets Law and declare dividends in excess of net annual income. For example, CANTV obtained net losses of Bs. 90.193 billion for 2000, there was no income for 2000 dividend payment purposes. However, at the general shareholders' meeting held on March 27, 2001 the Company declared cash dividends to shareholders of record as April 6, 2001, from liquid and collected earnings of prior years of Bs. 63 per share and Bs. 441 per ADS. The Capital Markets Law also provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. Until 1996, net income for this purpose was computed as the lesser of
(i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

     In October 1998, a new Capital Markets Law was passed. One of the principal changes is that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form, and frequency of the dividend payment, and that dividend policies must be stated in the company's By-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law. See Note 16 to the Audited Financial Statements for a discussion of additional changes under the new law.

Recently Issued Accounting Pronouncements

     The Securities and Exchange Commission (SEC) (the "Commission") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), in December 1999. SAB 101 summarizes the SEC staff's views in applying U.S. GAAP to revenue recognition in financial statements, and establishes the criteria and attributes to recognize revenues. The Company believes that its revenue recognition policy is accordance with SAB 101. See
Note 4(i) to the Audited Financial Statements.

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting and reporting standards for derivatives and hedging activities. The Company currently does not engage in hedging activities as there is no substantial market for financial instruments and derivatives in Venezuela and, therefore, is not required to adopt SFAS 133. See Note 26(f) to the Audited Financial Statements.

Cautionary Statement Regarding Forward-Looking Statements

     The Company has made forward-looking statements in this Form 20-F based on the Company's estimates and assumptions which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in "Item
5. Operating and Financial Review and Prospects" and elsewhere in this Annual Report on Form 20-F, including factors set forth under the caption "Risk Factors." If future events and actual performance differ from the Company's assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6.   Directors, Senior Management and Employees

Directors

     CANTV is managed by its Board of Directors which, in accordance with its By-laws, consists of the President of CANTV and eight principal directors, each of whom will have an alternate to act in his or her absence. The members of the Board of Directors are elected at the annual shareholder meeting. Until January 1, 2001, the President and the four principal directors, who comprise a majority of the Board of Directors, were elected by VenWorld, as the holder of the Class A Shares, and two principal directors were elected by the Government, as the holder of the Class B Shares. After January 1, 2001, VenWorld, as the holder of the Class A Shares, no longer has special voting rights and votes, together with all other holders of equity capital of CANTV, to elect any director not elected by the Government or holders of Class C Shares voting as separate classes.
Also, after January 1, 2001, the Government has the right to elect one principal director subject to the Government continuing to own at least one Class B Share. Holders of Class C Shares have had and will continue to have the right, voting as a separate class, to elect two directors and will continue to have such right provided such shares represent at least 8% of CANTV's share capital and will have the right to elect at least one director provided such shares represent at least 3% but less than 8% of the equity share capital of CANTV. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by the Government or holders of Class C Shares voting as separate classes. Accordingly, after January 1, 2001, holders of all shares voting as single class will be entitled to elect (a) the President and the four principal directors which holders of Class A Shares had been entitled to elect; (b) one of the two principal directors which the Government as holder of Class B Shares had been entitled to elect; and (c) up to two additional principal directors depending on whether Class C Shares represent less than 8% or 3% of the equity capital of CANTV as described above and an additional one principal director if the Government ceases to own any Class B Shares. The Government has indicated its intention to retain at least one Class B Share.

     In addition according to recently adopted regulation by the CNV holders of Class A Shares and holders of Class D Share may be entitled to proportional representation on the Board of Directors provided such holders represent at least 20% of CANTV's share capital and meet certain other conditions. The entire Board of Directors, and their respective alternates, are elected annually, and serve until a successor is elected and takes office. Directors may be removed and replaced in the same manner they were designated prior to the end of their term by the same class or classes of stockholders who designated them as directors. Until a vacancy is filled, the respective alternate fills temporary and permanent absences of the principal director. CANTV's By-laws require that the Board of Directors meet at least once every three months. A quorum at any meeting of the Board of Directors is five members.

     CANTV's current directors are:

                                                                Current Term        Current Position And Present
           Name                         First Appointed             Ends         Principal Occupation or Employment
--------------------------------------------------------       --------------   ------------------------------------
Elected by all shares voting as a
single class:

President-
    Gustavo Roosen                            June 1995          March 2002      President, Chairman and Chief Executive
                                                                                 Officer, CANTV

Alternate President-
    Kathleen Hishinuma                       March 2000          March 2002      Senior Vice President - Marketing,
                                                                                 Network Services Group,
                                                                                 Verizon Communications Inc.

Directors-
    Vicente Llatas                           March 2000          March 2002      Executive Vice President and Chief
                                                                                 Operating Officer, CANTV

    Fares F. Salloum                         March 1998          March 2002      President International - The Americas,
                                                                                 Verizon Communications Inc.

    Alfred C. Giammarino                     March 2001          March 2002      Senior Vice President & CFO, -
                                                                                 Information Services and International,
                                                                                 Verizon Communications Inc.

    Richard Bulger                         January 2001          March 2002      President,
                                                                                 C.A. Electricidad de Caracas

    Jose Manuel Santero Munoz                March 1999          March 2002      General Director - Mergers &
                                                                                 Acquisitions, Telefonica Data Corp.

Alternate Directors-
    Howard M. Svigals                        March 2001          March 2002      Group Vice President - Finance
                                                                                 International - The Americas,
                                                                                 Verizon Communications Inc.

    Luis Esteban Palacios                 December 1991          March 2002      Palacios, Ortega & Asociados, Partner

    Ruben G. Perlmutter                      March 2001          March 2002      Associate General Counsel - Americas,
                                                                                 Verizon Communications Inc.

    Steve P. Clancy                          March 2001          March 2002      Executive Vice President Finance,
                                                                                 C.A. Electricidad de Caracas

    Arminio Borjas                           March 2001          March 2002      Mendoza, Palacios, Acedo, Borjas &
                                                                                 Asociados, Partner

Elected by the Government
  as holder of Class B Shares:

Director-
    Alberto Maman                            March 2001          March 2002      Engineering Consultant of
                                                                                 Telecommunications
Alternate Director-
    Cesar Quintini Rosales                   March 2001          March 2002      Engineering and Management
                                                                                 Consultant

                                                                Current Term        Current Position And Present
           Name                         First Appointed             Ends         Principal Occupation or Employment
--------------------------------------------------------       --------------   ------------------------------------
Elected by CANTV Employees
  and Retirees as holders of Class
  C Shares:

Directors-
    Yelitza Garcia                           March 2001          March 2002      Coordinator to CANTV's Retirees
    Ubaldo Suniaga                           March 2000          March 2002      Technician in Telecommunications,
                                                                                 CANTV
Alternate Directors-
    Luis Parra                               March 2001          March 2002      General Secretary of FETRAJUPTEL
    Carmelo Marquez                          March 2001          March 2002      Human Resources Analyst, CANTV

Executive Officers

          Until January 1, 2001, the President of CANTV was selected by VenWorld, as the holder of the Class A Shares. After January 1, 2001, holders of all shares voting as a single class will be entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

          The Company's current executive officers are:

                                                                                         Current Position
           Name                                     Position                               Held Since
-----------------------------    -------------------------------------------------    --------------------
Gustavo Roosen                   President, Chairman and     June 1995                      June 1995
                                 Chief Executive Officer, CANTV

Vicente Llatas                   Executive Vice President and Chief Operating               May 1998
                                 Officer

Bernardo Fischer /(1)/           General Manager, Communications and External               January 2001
                                 Relations

Arnaldo Slavick /(1)/            General Manager, Planning                                  October 2000

Francisco Palma/ (1)/            General Manager, General Counsel                           February 2001

Regulo Carpio                    General Manager, Information Systems                       September 1999

Kathleen de lzaguirre            General Manager, Network                                   March 1998

Luis de Leon                     General Manager, Shared Services                           July 1994

Eloina Perez Di Giacomo/(2)/     General Manager, Regulatory Affairs                        April 2000

Pedro Gonzalez                   General Manager, Human Resources                           June 1998

Armando Yanes                    General Manager, Chief Financial Officer                   July 2000

Miguel Benatuil                  President, CANTV Servicios                                 April 1997

Guillermo Olaizola               President, Movilnet                                        January 1996

________________

(1)  Acting Generalanager in charge.
(2) Ms. Eloina Perez has been acting as General Manager, Regulatory Affairs since April 2000 and was formally appointed in January 2001.

          Set forth below is additional biographical information concerning certain Company's directors and executive officers:

          Gustavo Roosen, President, Chairman and Chief Executive Officer, CANTV. Mr. Roosen has been the President, Chairman and Chief Executive Officer since June 1995. He was President of Petroleos de Venezuela S.A. from 1992 to March 1994. He has served as President of the Junta Interventora del Banco Latino (the Government-created committee charged with reorganizing Banco

Latino) since March 1994, Special Commissioner for the Reform of the National Financial System since April 1994 and has served and continues to serve on the boards of directors of many Venezuelan companies, including Envases Venezolanos, S.A.

     Kathleen K. Hishinuma, Senior Vice President - Marketing, Verizon's Network Services Group. Ms. Hishinuma was Vice President - International Business Services and Support of GTE Corporation from October 1997 through June 2000. Prior thereto, Ms. Hishinuma was area President for GTE Wireless - Hawaii, a position she held since 1996.

     Vicente Llatas, Executive Vice President and Chief Operating Officer, CANTV. Mr. Llatas has been Executive Vice President and Chief Operating Officer since May 1998. Currently, Mr. Llatas serves as president of the Venezuelan-Japanese Chamber of Commerce and is a member of the Engineering Association. He is also a member of the Board of Directors of the Venezuelan-Spanish Chamber of Commerce, and of the Venezuelan Executive Association (AVEX). He became Vice President of Bitumenes Orinoco, S.A. (BITOR), a subsidiary of Petroleos de Venezuela, S.A., in 1988. He was appointed Trading and Supply Coordinator of Petroleos de Venezuela S.A., in 1990. In 1994, he was appointed Vice President of Lagoven, a subsidiary of Petroleos de Venezuela, S.A., and in September 1997 became President of Lagoven until accepting his current position at CANTV.

     Fares F. Salloum, President - International, The Americas, Verizon. Mr. Salloum has held his current position since July 2000. Mr. Salloum has been Chairman of the Board of Directors and Chief Executive Officer of Grupo Iusacell, S.A. de C.V. since August 2000, is Chairman of the Board of Directors of VenWorld, and also serves as a member of the Board of Directors of Telus Corporation, Compania Dominicana de Telefonos, (CODETEL), Puerto Rico Telephone Company and CTI Holdings, S.A. Prior thereto Mr. Salloum was senior Vice President - International Operations for GTE Corporation beginning in June 1997. From 1995 until June 1997 he served as Executive Vice President - Communication Services for BC Telecom, Inc.

     Alfred C. Giammarino, Senior Vice President and Chief Financial Officer - Information Services and International, Verizon. Previously, he had served as Senior Vice President-International Finance, Planning and Business Development for GTE since July 1998. Prior thereto, he had served as Vice President-International Finance and Planning since 1997 and prior thereto, as Vice President-Finance since 1995. Mr. Giammarino is a member of the board of directors of the Puerto Rico Telephone Company, Grupo: Iusacel, S.A. de C.V., a NYSE-listed Verizon affiliate and Mexican cellular company, CTI Holdings, S.A. and FLAG Telecom (UK).

     Richard A. Bulger, Vice President, AES Corporation. He has served as the President of C.A. La Electricidad de Caracas, a Venezuelan subsidiary of AES Corporation since June 2000. Prior thereto Mr. Bulger served as President of AES Soul from October 1998 to June 2000. Mr. Bulger joined AES Corporation in December of 1997 and prior thereto he was a director with Price Waterhouse LLP.

     Jose Manuel Santero Munoz, General Director - Mergers & Acquisitions of Telefonica Data Corp. Since joining Telefonica Data Corp. he was appointed as General Director of Control and Analysis of Investments. Currently, he is a member of the board of directors of Venworld, Telefonica Data Brasil Holding, MediaWays and European Telecom International. Prior to joining Telefonica Data Corp., Mr. Santero was affiliated with McKinsey.

     Howard M. Svigals, Group Vice President, Finance-International, The Americas, Verizon. Before assuming his current position, Mr. Svigals was Vice President - Finance & Planning, responsible for providing financial and planning support for GTE's international activities. Mr. Svigals began his career with GTE in 1977. From 1977 to 1989, he held various positions including Director - Strategic Financial Plan Development for Telephone Operations; Director - Capital Markets for GTE; and Vice

President and General Manager of GTE Finance Corp. From 1989 to 1995, Mr. Svigals held various positions in GTE Spacenet Corp., including that of Vice President and General Manager. In December 1994, Svigals was named Vice President - Planning and Development for GTE Wireless. Mr. Svigals also serves on the Board of Directors of the Puerto Rico Telephone Company; Grupo IUSACELL, S.A. de C.V., and CTI Holdings, S.A.

     Luis Esteban Palacios W, Partner, Palacios, Ortega & Asociados. Mr. Palacios is currently Director of Scout Foundation, alternate Director of Banco Mercantil C.A. and VenWorld and legal advisor to IBM in Venezuela among others. Mr. Palacios has held several positions as legal counsel, including subsecretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepio de Abogados de Venezuela.

     Ruben G. Perlmutter, Associate General Counsel, Americas, Verizon. Mr. Perlmutter has held his current position since September 2000. From February 1997 through April 2001, Mr. Perlmutter served as an Executive Officer of Grupo Iusacell, S.A. de C.V., as Senior Vice President, Mergers & Acquisitions, and General Counsel from May 2000 through May 2001, and as Vice President, Mergers & Acquisitions, and General Counsel from February 1997 through April 2000. From November 1993 until February 1997, Mr. Perlmutter was employed by Bell Atlantic Network Services, Inc. in its mergers and acquisitions legal group based in Philadelphia, PA. Mr. Perlmutter is an alternate member of the Board of Directors of each of Grupo Iusacell, S.A. de C.V., CANTV and VenWorld. He is the Secretary of the Board of Directors of VenWorld and an Alternate Secretary of the Board of Directors of Grupo Iusacell, S.A. de C.V.

     Steve P. Clancy, Chief Financial Officer of C.A. La Electricidad de Caracas
(EDC) and Corporacion EDC, C.A. (CEDC), both subsidiaries of The AES Corporation. He is a member of the board of directors of EDC and CEDC, as well as serving as director of several other subsidiaries and affiliates of The AES Corporation. Since joining The AES Corporation in 1998, Mr. Clancy has worked in areas of finance and new business development in South America and the United States of America. Prior to joining The AES Corporation, Mr. Clancy was a Senior Manager in the accounting firm Deloitte and Touche in Washington, DC. Mr. Clancy is a 1987 graduate of San Diego State University.

     Arminio Borjas, Partner, Mendoza, Palacias, Acedo, Borjas & Asociados. Prior to his current position, Mr. Borjas taught law at the Universidad Catolica Andres Bello.

     Alberto Maman, Engineer and Consultant. Prior to serving at CANTV's Board of Directors, Mr. Marman was Director of Planning at INELECTRA from 1992 until 1998. Prior thereto he served as consultant to CONATEL from 1991 to 1992 and a consultant to the Government in connection with the privatization of CANTV from 1989 until 1991.

     Cesar Quintini Rosales, Engineer and Consultant. Mr. Quintinio has been a consultant to various Venezuelan private and government entities, including the Ministry of Energy and Mines and C.A. Energia Electrica de Venezuela. Mr. Quintini is a member of the Board of Directors of C.A. Energia Electrica de Venezuela and C.A. Energia Electrica de la Costa Oriental.

     Bernardo Fisher, General Manager, External Relations (in charge). Mr. Fisher has served as General Manager of CANTV (in charge) since January 2001. Prior to that time, Mr. Fisher served as External Communication Manager of CANTV since 1992. Mr. Fisher also worked in various positions at El Nacional, a leading Venezuela daily newspaper. Mr. Fisher received a Bachelor of Arts degree in Communications from Universidad Catolica Andres Bello in Venezuela in 1976.

     Arnaldo Slavick, General Manager, Planning (in charge). Mr. Slavick has served as General Manager of CANTV (in charge) since October 2000. Prior to that time, Mr. Slavick served as Planning

Manager of CANTV since 1997. Prior to that time, Mr. Slavick served as Assistant Project Manager at Andersen Consulting Puerto Rico since 1994 to 1996. He also served in various positions at Baker & McKenzie and the Company in their respective offices in Venezuela and the UK.

     Francisco Palma, General Manager, General Counsel (in charge). Mr. Palma has served as General Manager of CANTV, General Counsel (in charge) since February 2001. Mr. Palma serves at Baker & McKenzie as International Partner since 1979. Prior thereto, Mr. Palma worked as Director of Administration at Envases Venezolanos from 1973 to 1975; and from 1966 to 1973 as Counsel & Industrial Relation Manager at Union Carbide of Venezuela.

     Regulo Carpio, General Manager, Information Systems. Mr. Carpio has served as General Manager of CANTV, Information Systems since September 1999. Prior thereto, Mr. Carpio served as Manager, CANTV 2000 Project since January 1998. From 1985 to 1989 he served as Consultant for Krygier, Morales y Asociados (former representation of Arthur Andersen) and from 1989 to 1994 also served as Systems Manager at Industrias Savoy.

     Kathleen de Izaguirre, General Manager, Network. Ms. Izaguirre has served as General Manager of CANTV, Network, since March 1998. Prior to such time, Ms. Izaguirre served as Executive Vice President, Planning and Technology and Corporate Realignment, since June 1997 and as Executive Vice President, Planning and Technology since July 1996. She has also occupied various managerial positions at CANTV and Venezolana de Cementos C.A.

     Luis de Leon, General Manager, Shared Services. Mr. de Leon has served as General Manager of CANTV, Shared Services, since July 1994. Prior thereto, he served at Cerveceria Polar C.A., a brewery and beer distribution company incorporated in Venezuela, as Director of Human Resources from 1992 to 1994 and Director of Operations, from 1986 to 1992.

     Eloina Perez Di Giacomo, General Manager, Regulatory Affairs. Mrs. Perez has served as General Manager of CANTV, Regulatory Affairs, since April 2000. Prior to that time, she served as a consultant for Movilnet, as a legal consultant to the Ministry of the Secretary of Presidency (1996) and as a legal consultant to CORDIPLAN. Additionally, she served as a legal consultant to the Ministry of Transportation and Communications from 1991 to 1993.

     Pedro Gonzalez, General Manager, Human Resources. Mr. Gonzalez has served as General Manager of CANTV, Human Resources, since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, he served as the Vice President of Human Resources for United Distillers of Venezuela, and from 1978 to 1992 as Human Resources Manager for Warner Lambert in both Venezuela and Argentina.

     Armando R. Yanes, General Manager, Chief Financial Officer. Mr. Yanes was appointed General Manager of CANTV, Chief Financial Officer in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000 Mr. Yanes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compania de Telefonos del Interior (CTI) in Argentina. He also served as Director - Budget, Plans & Analysis and Corporate Controller in GTE Data Services, as Manager - Corporate Audit in GTE Service Corporation.

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

Compensation

     For the year ended December 31, 2000, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 1,818 million (U.S.$2.7 million), and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 660.5 million (U.S.$1.0 million).

Board practices

     The Audit Committee is responsible for assisting in the appointment of independent auditors to be elected by the annual general meeting of shareholders and review the scope of external audit services. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems, reviewing the annual and semi-annual financial statements of CANTV and maintaining the integrity of the preparation of individual and consolidated audits. The members of the Audit Committee are Messrs. Roosen, Salloum, Svigals, Burgler, Perlmutter, Giammarino and Santero.

Employees

     At December 31, the Company had 15,751, 14,769 and 13,952 employees for the years 1998, 1999 and 2000, respectively. At April 30, 2001 the Company has 10,166 employees. The company workforce has decreased 3,996 employees from 17,948 from 1996 to 2000 and, primarily as a result of the CANTV workforce reduction program of January 2001, workforce has decrease 3,786 employees from December 2000 to April 2001. Non-CANTV employees experienced a smaller decrease in light of the growth of the Company's wireless and Internet businesses. In total, the total number of employees of the Company dropped 5.5% in 2000 compared to 1999. CANTV had 235 access lines in service per employee at December 31, 2000, compared to 151 at December 31, 1996. At April 30, 2001, CANTV had 361 access lines in service per employee.

     On December 29, 2000 the Company announced a workforce reduction program. This program was implemented after a thorough review of business processes to eliminate non-strategic activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in a special one-time charge of Bs. 110.4 billion included as current accrued employee benefits and recognized as a special charge in the Company's results of operation. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated approximately 3,752 employees (approximately 34.0% of CANTV's work force). Any potential effect in pension and post-retirement benefits associated with this employee reduction program will be recognized when they occur. Presently, the Company is evaluating the impact of the head-count reduction on the Company's pension and other post-retirement benefits liability.

     At December 31, 2000, approximately 39.2% of CANTV's employees were members of one of the 28 unions which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced work stoppages from time to time of various durations and levels of participation. These work stoppages have not had a material effect on the Company's results of operations. The most recent stoppage occurred in connection with contract negotiations when approximately 1,500 of CANTV's workers undertook a 23-day strike in March 1997. In April 1997, the Government suspended the strike and convened an arbitration panel to establish a new collective bargaining agreement. This agreement expired effective on June 18, 1999. On September 3, 1999, the Company signed a new bargaining agreement valid through June 17, 2001. This agreement contains various innovative provisions including variable compensation based on the operational performance of the Company. The agreement also established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement.

     The new collective bargaining agreement provides job security benefits to employees who have worked for the Company for at least 30 months and were hired during the period from June 18, 1997 to September 3, 1999. Other employees may receive similar job security benefits provided they have met certain minimum service requirements. Positions may be terminated for just cause. Venezuelan law requires that employers pay a severance package to those employees terminated for just cause. Effective June 19, 1997, the Venezuelan Congress enacted a partial amendment to the labor law regarding employee severance benefits. Under the new system the retroactive payment was eliminated and double severance payments applicable to those workers who are dismissed without just cause were limited. See Note 4(k) to the Audited Financial Statements.

     CANTV has three pension plans: normal, deferred and special. The normal pension plan is available to workers meeting certain age and/or service criteria. The deferred pension plan is applicable to those workers that the Company retains beyond the time of normal retirement. The special pension plan is available to certain workers who have completed at least 20 years of service (14 years for people employed as of June 23, 1995) and who CANTV dismisses without just cause. The Company also provides various other benefits to its employees.

     The Caldera administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the "Pension Reform"). This law was partially reformed by a recent Statute "Law of Partial Reform of the Decree N 426," published on January 23, 2001, which postpones the effective date from January 1, 2001 to January 1, 2002. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on a contribution of approximately 12% to 13% of each employee's salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of the amount for each employee, with each employee contributing the remaining 25%. The contributions made by the Company and employees will be invested in private pension funds established under the Pension Reform, and in a public pension fund.

     In connection with the privatization of CANTV in 1991, the Government, through the Venezuelan Investment Fund, transferred 110 million of the Company's Class C Shares, representing 11.0% of the equity share capital of CANTV, to certain employee trusts ("Employee Trusts"). Eligible employees and retirees were offered the right to purchase up to 100 million Class C Shares from the Employee Trusts pursuant to a stock purchase program by paying nominal Bs.
286.0488 per Class C

Share in full in cash or through a non-interest bearing installment payment plan through salary deductions over a period of up to 12 years (the "1991 Installment Plan"). The Company does not finance or administer the acquisition of shares by employees. Any balance due at the end of such period not paid by salary deductions or pension payment deductions is forgiven, provided that all previous installment payments have been made. The proceeds from the sale of such Class C Shares, after deduction of any fees, dividends or distributions, are paid to the Venezuelan Investment Fund.

     Based upon the number of Class D Shares that were sold in the Initial Public Offering, the Venezuelan Investment Fund announced its intention to offer Class C Shares, representing 9% of the equity share capital of CANTV, for subscription by employees and retirees of CANTV at the bolivar equivalent of one seventh of the price per ADS in the Initial Public Offering. In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a stock purchase program ("Stock Purchase Program") established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million New Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on employee base salary and length of employment at August 1996, with no employee eligible for more than 15,000 New Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the New Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 installment plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the New Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the New Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder's unpaid balance of the New Class C Shares.

Share ownership

     As of April 30, 2001, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 97,346 shares, representing 0.01% of the CANTV's shares issued and outstanding at such date.

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

     Until December 1991, CANTV operated under the control of the Government which owned 100% of the Company's equity share capital. In December 1991, the Government, through the Venezuelan Investment Fund, sold 40% of the equity share capital of CANTV to VenWorld for approximately U.S.$1.885 billion, and provided for the transfer of 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company's equity share capital, in an initial public offering. Currently, the Government holds the Class B Shares of CANTV and retains the right to appoint one director to the Board of Directors of CANTV. Also, the Government, acting through CONATEL, regulates the activities of the Company. See "Item 4. Information on the Company -- Regulatory Framework."
The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV as of December 31, 2000 and April 30, 2001:

                                                                   At December 31, 2000                  At April 30, 2001
                                                             --------------------------------    --------------------------------
                                                                Number of         Ownership         Number of         Ownership
                                                  Class          Shares          Percentage          Shares          Percentage
                                               -----------   ---------------   --------------    ---------------   --------------
VenWorld                                            A          400,000,000         43.19%          400,000,000          43.19%
Venezuelan Investment Fund (1)                      B           51,900,000          5.60%           51,900,000           5.60%
Company employees and retirees (1)(2)               C          101,981,800         11.01%          100,291,773          10.83%
Verizon Communications Inc. (formerly GTE
 Corporation) (3)(4)                                D           32,945,829          3.56%           32,945,829           3.56%

Brandes Investment Partners, L.P.                   D          109,153,023         11.79%          107,319,499          11.59%
Others (4)                                          D          230,056,733         24.85%          233,580,284          25.23%

                                                             ---------------                     ---------------
                                                               926,037,385                         926,037,385
                                                             ===============                     ===============

______________________________

(1) In August 1998, the Venezuelan Investment Fund transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2)  Class C Shares held directly or through the Employee Trusts.
(3) Verizon, acting through its indirect wholly-owned subsidiary, GTE Venezuelan Telephone Incorporated ("GTE"), purchased 7,823,200 ADSs, for an aggregate purchase price of approximately U.S.$190 million, in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, GTE exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A., S.A.C.A. (Banco Universal) Fiduciary. As of December 31, 2000, GTE owns ADSs representing an aggregate of 32,945,829 Class D Shares, and owns 57.8% of the equity share capital of VenWorld.
(4) Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of CANTV, each of which represents seven Class D Shares.

          As of December 31, 2000 the Company estimates that 52,756,720 ADSs were held in the United States representing approximately 89.17% of total Class D Shares outstanding. The number of record holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was 70 at December 31, 2000.

     VenWorld is a corporation organized under the laws of Venezuela by a private consortium of companies, including subsidiaries of Verizon (57.8%), Telefonica de Espana (16.0%), AES Corporation (16.0%) and AT&T Corporation (5.0%). The remaining 5.2% of the equity share capital of VenWorld is owned by Banco Mercantil, C.A., S.A.C.A. and approximately 180 beneficiaries of a trust established by the bank when one of its affiliates, an original shareholder of VenWorld, liquidated in 1995. This trust is in the process of dissolution. As of April 15, 2001, 131 shareholders representing 4,140,146 VenWorld shares (or 3.6% of the equity share capital of VenWorld), had exercised their right to withdraw from the trust.

          Under VenWorld's By-laws, Participants in the Consortium have the right to have VenWorld redeem all or a part of their shares in VenWorld in exchange for CANTV Class A Shares. On May 8, 2001, AT&T exercised its right to have its 5% stake in VenWorld redeemed. On May 15, 2001, Electricidad de Caracas announced in the Venezuelan press that it has solicited the redemption of its 16% stake in VenWorld. A VenWorld shareholder must offer to sell the CANTV shares to be received in exchange for the redeemable shares of VenWorld to the remaining Participants in the Corsortium before exercising its right of redemption at a selling price equal to 95% of the average ADR closing price during the eight consecutive trading day period following the ninth day after the filing of a solicitation for redemption pursuant to VenWorld By-laws. Remaining Participants in the Consortium are entitled to buy the CANTV's shares exchangeable for the redeemable shares in proportion to their relative ownership in VenWorld or, alternatively, one member may purchase all redeemable shares if other members choose not to purchase any redeemable shares. As of April 30, 2001, the number of CANTV's shares exchangeable for the redeemable shares of AT&T and Electricidad de Caracas combined represent approximately 9% of the capital stock of CANTV. Remaining Participants in the Consortium are required to announce their intention to purchase the CANTV shares exchangeable for the redeemable shares of VenWorld within 30 days from the date of the solicitation for redemption. If no Participants in the Consortium purchase the CANTV Class A Shares received upon redemption of VenWorld Shares, these shares become CANTV Class D Shares when they are sold to the public.

     The Employee Trusts were established to facilitate the sale of Class C Shares pursuant to a stock purchase program established for certain employees and retirees of the Company.

     In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a Stock Purchase Program established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million New Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on the employee's base salary and length of employment at August 1996, with no employee eligible for more than 15,000 New Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the New Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 Installment Plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the New Class C Shares purchased will begin, provided that an established percentage of the Class C shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the New Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder's unpaid balance of the New Class C Shares.

     Between November 1999 and September 2000, the Company implemented two share repurchase programs. As a result of these programs, the Company acquired 73,962,616 of the outstanding shares (equivalent to 10,566,088 ADSs) of CANTV, representing approximately 7.4% of the total number of CANTV shares outstanding on October 31, 1999 for approximately Bs. 210 billion (U.S.$300 million at the Daily Exchange Rate on December 31, 2000). The weighted average price for these purchases was Bs. 2,839 per share, equivalent U.S.$28.39 per ADS, based on Daily Exchange Rates at December 31, 2000. These repurchased shares were canceled on December 5, 2000.

     The Capital Markets Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum number of shares to be repurchased.

     On November 16, 1999 an extraordinary shareholders' assembly authorized a share repurchase program for up to 50,000,000 of CANTV's outstanding Class C Shares and Class D Shares, which terminated on April 18, 2000 (the "1999 Repurchase Program"). The 1999 Repurchase Program specified a maximum repurchase price of Bs. 3,696 per share or up to U.S.$40 per ADS and a maximum volume of up to 5% of the outstanding shares. Under the 1999 Repurchase Program the Company acquired 35,775,957 Class D Shares (5,110,851 ADS) at a weighted average price of Bs. 2,794 per share, equivalent to U.S.$29.39 per ADS. No Class C Shares were repurchased.

     On March 31, 2000 an extraordinary shareholders' assembly authorized a new share repurchase program for 50,000,000 of CANTV's outstanding Class C Shares and Class D Shares, for the period of April 1, 2000 to September 18, 2000 (the
"2000 Repurchase Program'').   The 2000 Repurchase Program specified a maximum
purchase price of Bs. 4,871 per share or up to U.S.$50 per ADS and a maximum volume of up to 5% of the outstanding shares (10% when combined with shares repurchased under the 1999 Repurchase Program). Under the 2000 repurchase program the Company acquired 20,846,931

Class D Shares (2,978,133 ADSs) and 17,339,728 Class C Shares at a weighted average price of Bs. 2,710 per share, equivalent to U.S.$27.50 per ADS.

     As part of the 1999 Repurchase Program, Class C shareholders were permitted to offer for sale to the Company a portion of the shares purchased either at the time of privatization (11%) or at the Initial Public Offering (9%) during the period from February 25, 2000, through March 14, 2000. During this time period, Class C shareholders offered over 28 million Class C Shares to the Company. The Company did not purchase these shares under 1999 Repurchase Program. Under the 2000 Repurchase Program, the Company purchased 17 million of the 28 million of the Class C Shares offered. See Note 16 to the Audited Financial Statements.

Related Party Transactions

     In the ordinary course of its business, the Company engages in a variety of transactions with members of VenWorld and their respective affiliates. Inventories, supplies, plant and equipment of Bs. 33.9 billion, Bs. 26.8 billion and Bs. 22.3 billion for the years ended December 31, 1998, 1999 and 2000, respectively, and Bs. 87.0 million at April 30, 2001 were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 7.5 billion, Bs. 22.6 billion, and Bs. 18.8 billion for the years ended December 31, 1998, 1999 and 2000, respectively and Bs. 8.3 billion at April 30, 2001. Net operating revenues of Bs. 15.5 billion, Bs. 11.5 billion and Bs. 21.2 billion, were recognized for the years ended December 31, 1998, 1999 and 2000, respectively, with respect to the settlement of international telephone traffic with affiliates. The Company has recorded net payables to Verizon and AT&T affiliates for all such transactions of Bs. 8.5 billion and Bs. 1.2 billion, respectively, at December 31, 1999 and Bs. 21.0 billion and Bs. 0.8 billion, respectively, at December 31, 2000 and Bs. 16 billion and Bs. 1.0 billion, respectively, at April 30, 2001.

     During 1996, Movilnet received a long-term loan of U.S.$17 million from CANTV for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the "A" loan of U.S.$6.29 million and the "B" loan of U.S.$10.71 million. Both loans bear an interest rate at the six month average LIBOR rate, plus a financial margin. These loans are being amortized in semi-annual from 1998 through 2003.

     In April 1998, Movilnet obtained from CANTV, a long-term loan of Bs. 18,500 million , which was utilized to pay short-term trade debt. This loan was going to be amortized in 12 monthly installments beginning April 2000. In December 1999, the term of the loan was changed to 5 years to be amortized with a single payment in April 2004 with no interest payments due during the first year of the term of the loan. The maximum interest rate that CANTV may collect to Movilnet is calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major banks in number of deposits.

     In December 1999, Movilnet obtained a line of credit from CANTV amounting to U.S.$100 million, which was used for the investment plan financing for year 2000. Such line of credit bears interest based on market interest rates. In December 1999, Movilnet used U.S.$95 million, of this line of credit. This loan has a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

     In December 1999, Movilnet issued two promissory notes to CANTV for Bs. 9,264 million and Bs. 3,964 million, respectively. Such promissory notes bear interest calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes have a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

Interest of Experts and Counsel

     Not applicable.

Item 8.   Financial Information

Consolidated Financial Information

     See "Item 19. Financial Statement and Exhibits" for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

     The Company is involved in numerous administrative and judicial proceedings. The majority of these legal proceedings have been filed by former employees requesting additional severance benefits. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 2000 for all such matters. There are no legal pending proceedings, other than ordinary routine litigation incidental to the Company's business, which are material to the Company.

     In May 2000, the Supreme Court of Justice rendered a judgment against CANTV concluding that retirement of a number of former employees was unlawful. In September 2000, a lower court following the Supreme Court's judgment ordered CANTV to rehire about 140 former employees. The Company is presently appealing this decision, and evaluating the impact of this sentence on the financial statements of the Company if such sentence prevails.

     On July 7, 2000, CANTV was fined Bs. 1.8 billion (U.S.$2.7 million) by the Superintendent of Promotion and Protection of Free Competition ("Pro-Competencia"). Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV Servicios. In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters. See Note 20(c) to the Audited Financial Statements.

Dividend Policy

     The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company's ability to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources," "Item
10. Additional Information -- Memorandum and Articles of Association -- Dividends," and Note 16 to the Audited Financial Statements.

Subsequent Events

Workforce Reduction

     On December 29, 2000 the Company announced a workforce reduction program. This program was implemented after a thorough review of business processes to eliminate non-strategic activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in a special one-time charge of Bs. 110.4 billion included as current accrued employee benefits and recognized as a special charge in the Company's results of operation. The program ended on January 19, 2001. As a result of this program, the Company terminated approximately 3,752 employees (approximately 34.0% of CANTV's work force). See "Item 4. Information on the Company -- Workforce Reduction."

Item 9.   The Offer and Listing

Offer and Listing Details

     Not applicable.

Plan of Distribution

     Not applicable.

Trading Markets

     Following the Initial Public Offering of the Company's Class D Shares on November 22, 1996, the Company's Class D stock began trading on the Caracas Stock Exchange, the smaller Maracaibo Stock Exchange, and the Electronic Stock Exchange in Venezuela. Following the Initial Public Offering, ADSs, each representing 7 Class D Shares, began trading on the New York Stock Exchange. The Bank of New York is acting as Depositary in connection with the ADSs.

     The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

                                            Caracas Stock Exchange
                                ----------------------------------------------
                                  High              Low            Average
                                 (Bs.)             (Bs.)        Trading Volume
                                --------          --------      --------------
Annual highs and lows
   1996                         1,911.00          1,648.00          216,039
   1997                         3,500.00          1,845.00          156,078
   1998                         3,185.00            880.00          127,637
   1999                         2,640.00          1,200.00          129,968
   2000                         2,750.00          1,571.00          155,888

Quarterly highs and lows
1999
   1st quarter                  1,600.00          1,200.00           85,913
   2nd quarter                  2,640.00          1,400.00          202,325
   3rd quarter                  2,505.00          1,700.00          128,568
   4th quarter                  2,501.00          1,935.00          103,066
2000
   1st quarter                  3,620.00          2,213.00          176,815
   2nd quarter                  3,100.00          2,250.00          340,369
   3rd quarter                  2,750.00          2,050.00           58,716
   4th quarter                  2,485.00          1,571.00           47,653

Monthly highs and lows
2000
   July                         2,725.00          2,460.00           49,972
   August                       2,465.00          2,050.00           36,766
   September                    2,750.00          2,350.00           89,207
   October                      2,485.00          1,825.00           33,263
   November                     2,100.00          1,571.00           37,385
   December                     2,150.00          1,600.00           74,906

2001
   January                      2,700.00          1,930.00           91,373
   February                     2,460.00          2,090.00           40,118
   March                        2,300.00          1,925.00           76,284
   April                        2,400.00          1,920.00           56,228

     The table sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the New York Stock Exchange:

                                           New York Stock Exchange
                                 ---------------------------------------------
                                  High              Low            Average
                                 (U.S.$)          (U.S.$)       Trading Volume
                                 -------          -------       --------------
Annual highs and lows
   1996                          28- 1/8          24-7/8            977,165
   1997                          44-13/20         27-1/4            346,879
   1998                          42-15/16         10-1/8            482,539
   1999                          31               14-3/4            236,424
   2000                          39               15-9/16           190,143

1999
   1st quarter                   18-1/5           14-3/4            211,431
   2nd quarter                   31               17                311,789
   3rd quarter                   28               19-15/16          197,453
   4th quarter                   27-3/16          21-3/4            225,023

2000
   1st quarter                   39               24-3/16           298,324
   2nd quarter                   32-1/2           23-1/4            184,887
   3rd quarter                   28-5/16          20-3/4            166,184
   4th quarter                   25-1/4           15-9/16           111,176
Monthly highs and lows
2000
   July                          28-5/16          24-11/16          159,458
   August                        25-1/16          20-3/4            195,613
   September                     27-15/16         23-3/8            144,545
   October                       25-1/4           17-15/16          118,818
   November                      21-1/8           15-9/16            98,805
   December                      21-3/4           15-7/8            115,760

2001
   January                       26-11/16         18-7/8            173,548
   February                      24-3/5           20-1/2            153,705
   March                         22-19/20         18-9/10           134,932
   April                         24-3/20          18-1/4            155,755

Selling Shareholders

     Not applicable.

Dilution

     Not applicable.

Item 10.  Additional Information

Share Capital

     Not applicable.

Memorandum and Articles of Association

     For information relating to the provisions of CANTV's By-laws, as currently in effect, and of Venezuelan law, see CANTV's Registration Statement on Form F-1 (Registration No. 333-5840), which we are hereby incorporating by reference into this Annual Report.

Organization and Register

     CANTV is a company incorporated ("compania anonima") under the laws of Venezuela. It is registered in the First Registry of Commerce of the Federal District and State of Miranda under file number 405. CANTV is domiciled in the city of Caracas, Venezuela.

Corporate Governance

     CANTV is governed by a Board of Directors and the Stockholders' Assembly. Their powers are defined by the Venezuelan Commercial Code and by CANTV's By-laws.

     The Board of Directors authorizes any contracts which may be necessary in the pursuit of the Company's objectives. It also lays down the policies for the preparation of the Company's plans, programs, budgets and employee compensation policies, recommends the amount of dividends to be submitted to stockholders for consideration, approves business and accounting reports for submission to stockholders' meetings, recommends and establishes administrative policies and creates such management and/or consulting committees as it deems advisable in the interests of the Company. The Board of Directors consists of nine Directors, each of them having an alternate. The members of the Board of Directors are designated at the Stockholders' Assembly.

     The Stockholders' Assembly appoints and removes the members of the Board of Directors, discusses, authorizes the sale of corporate assets, authorizes any increase in the capital stock of the Company, declares dividends to be distributed to stockholders, authorizes amendments to the By-laws, approves or modifies the balance sheet submitted by the Board of Directors, with a review of the statutory auditor's report. The Stockholders' Assembly must be convened annually within three months following the end of each fiscal year of the Company, and may also be convened on extraordinary occasions.

     Several additional corporate governance provisions applicable to CANTV are summarized below.

Objectives and Purposes

     Article 2 of CANTV's By-laws states that the purpose of the Company is to administer, provide, develop and operate local telephone and national and international long distance telephone services; national and international telex; radio telephone, and cellular telephone services; value-added services; telephotography, data transmission, means for transmitting television and radio broadcasting programs, supply of telegraphic channels and any other telecommunications service; possess telecommunications equipment and facilities; adopt and exploit new services determined by technical advances in telecommunications; issue bonds and obligations in accordance with legal requirements; execute agreements or enter into arrangements with foreign governments or companies on everything related to the activities of the Company; participate in associations, institutes or international groups devoted to the improvement of telecommunications or to scientific and technology research; participate in international agencies organizations engaged in telecommunications; and, promote and create companies to perform activities related to and connected with those constituting the corporate purpose. CANTV may also carry out all commercial acts directly or indirectly related to its corporate purpose.

Directors

     The By-laws provide that resolutions of the Board of Directors shall be passed by an absolute majority vote of the Directors in attendance who are not prohibited by law to vote on the subject matter of the meeting.

     The By-laws also provide that the Company must refrain from entering into any transaction that is related to or involves (i) any person or entity directly or indirectly controlling the Company or any stockholder or affiliate of such a person or entity, (ii) any stockholder holding shares representing more than 1% of the capital stock of the Company or any affiliate of such a stockholder or
(iii) any Director of the Company or an entity in which a Director has a direct or indirect interest, unless any such transaction is made upon terms as favorable to the Company as those it could obtain from a non-related third
party.   Any transaction entered into in contravention of these provisions of the By-laws is not enforceable against the Company, and the Directors taking part in such a transaction may be deemed to have incurred a material fault that may result in their removal.

     Under Venezuelan law, CANTV's Board of Directors owe a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. The Board of Directors must consider the interests of CANTV's shareholders and its workers and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a stockholders' meeting. Furthermore, a member of the Board of Directors may not receive a loan from CANTV unless approved by the Board of Directors, and may not vote or deliberate on a matter that concerns ratification of his own acts or in which he has a material interest. See "Item 6. Directors, Senior Management and Employees" for further information about the Board of Directors.

     Under the By-laws, the Directors do not have the power to vote on compensation matters relating to directors including benefits, retirements benefits based on age-limit requirements. Directors may not establish shareholding requirements to qualify as director. CANTV's By-laws require Directors with proven experience, executive capacity, and competence to manage the operations of the Company.

Shares

     The share capital of CANTV consists of four classes of shares, designated as Class A, Class B Class C and Class D.

     Class A Shares are owned by VenWorld, a company incorporated under the laws of Venezuela by a private consortium of companies and 57.8%-owned by a subsidiary of Verizon. Any transfer of Class A Shares to any person or entity that is not a part of the consortium of companies and individuals which comprise VenWorld, or to any affiliated company wholly owned or controlled by these companies, will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon such transfer.

     Class B Shares may be owned by the Government and other Venezuelan public sector entities. The transfer of Class B Shares to a private sector person or entity will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon transfer of the shares, except upon transfer to employees or retirees of CANTV which causes such transferred shares to be automatically converted into an equal number of Class C Shares upon such transfer.

     Class C Shares may be owned only by employees of the Company, retirees, companies 100%-owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such shares, trusts and benefit plans established for such employees or retirees, former Company employees who elect to retain their Class C Shares upon termination of employment, Company employees, former employees' or retirees' former spouses who receive Class C Shares through partition of marital property, and Company employees', former employees' or retirees' heirs who receive Class C Shares in succession. Any transfer of Class C Shares to any person or entity other than those listed in the previous sentence, will cause such transferred shares to be automatically converted to Class D Shares.

     Class D Shares are not subject to any restrictions in the By-laws relating to ownership or transfer.

     Share certificates are numbered and may include any number of shares. The certificates indicate the class of shares they represent, bear the seal of the Company and are signed by two Directors. Record holders of ordinary shares are registered in CANTV's share register, which is administered on behalf of the Company by Banco Venezolano de Credito, S.A.C.A., as transfer agent and registrar in Venezuela. The Depositary in the United States acts as transfer agent and registrar in respect of holders of ADSs.

Dividends

     The Venezuelan Capital Markets Law provides that dividends must be declared in a stockholders' assembly during which the stockholders determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the company's By-laws.

     The Venezuelan Commercial Code establishes that dividends must be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. Regulations by the CNV provide that inflation adjusted net income is the sole basis for the calculation of dividend payments. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

Voting Rights

     The By-laws state that each share of CANTV, regardless of class designation, is entitled to one vote on all matters submitted for the approval for CANTV's stockholders at a Stockholders' Assembly. In general, matters submitted to a vote at a Stockholders' Assembly will be adopted only if a majority of the holders of the shares present at such Assembly vote in favor of such matters. The quorum and majority established in the By-laws are applicable even in situations where the Venezuelan Commercial Code requires a greater quorum or majority.

     However, the By-laws also require a vote of holders of the majority of the Class B Shares for decisions concerning, among others, the dissolution of CANTV, mergers or other extraordinary corporate transactions, the reimbursement or reduction of the capital of CANTV and authorization for the sale of CANTV's assets.

     A vote of holders of a majority of the Class B Shares is also required to amend the By-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares, stockholders' meeting, notices and quorum requirements, composition of the Board of Directors and Board of Directors' meetings, notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of a certain classes of shares.

Stockholders' Assembly

     Ordinary Stockholders' Assemblies must take place within 3 months after the end of each fiscal year. Any other general stockholders' meeting is an extraordinary Stockholders' Assembly and may be called by the Board of Directors, the two statutory auditors, who are appointed by the Stockholders' Assembly together with two alternate statutory auditors for a term of one year, or stockholders representing at least 20% of the equity share capital of CANTV. The quorum required for either an ordinary or extraordinary Stockholders' Assembly consists of shares representing at least 50% of the votes of the equity share capital or, in the case of a meeting convened solely for the purpose of election or removal of directors, shares representing at least 50% of the votes of the equity share capital entitled to vote with respect to such directors.

     Ordinary Stockholders' Assemblies are called to consider the annual report of CANTV and its financial statements, elect the Board of Directors and the two principal Statutory Auditors and their alternates, declare dividends and to consider any other matter that may be properly presented to the meeting.

     In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and must also have notified the Company no later than on the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders in North America may vote their shares by proxy by signing and returning the proxy card mailed to them in advance of the meeting. A notice of the meeting, an agenda describing the items to be voted on at the meeting, and a short form annual report accompany the proxy card. As a foreign private issuer, the Company is not required to file a proxy statement under U.S. securities law. The proxy voting process for the Company's shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

     Amendments to the Company's By-laws must be effected by an absolute majority vote of the Stockholders' Assembly. Amendments to the By-laws relating to specified issues require a vote of a majority of holders of Class B Shares. See "Voting Rights."

Change in Control

     There are no provisions in the By-laws that would have an effect of delaying, deferring or preventing a change in control of CANTV and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

Disclosure of Share Holdings

     CANTV's By-laws do not require shareholders to disclose their share holdings.

Material Contracts

     Not applicable.

Exchange Controls

     There are currently no restrictions under Venezuelan law on export or import of capital including foreign exchange controls, restrictions on payments or remittance of dividends. However, due to Venezuela's macroeconomic condition, the Government has imposed exchange controls on foreign exchange transactions and fixed the exchange rate during certain periods.

     On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed as Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, forced the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, ADRs, Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996. Since July 1996, the Central Bank of Venezuela has intervened to maintain the exchange rate between 7.5% above and 7.5% below the reference rate. The reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar at December 31, 1999 and Bs. 700.00 per U.S. dollar at December 31, 2000.

Venezuelan Tax Considerations

     The following summarizes the principal Venezuelan tax consequences under Venezuelan law of the purchase, ownership and disposition of ADSs and Class D Shares and receipt of dividends thereon by persons (including corporations) who are non-residents of Venezuela. This summary is based on current Venezuelan tax law and is for general information only.

     As used herein, the term Venezuelan "non-resident" refers to an individual whose physical permanence in Venezuela does not exceed more than 180 days during a calendar year or the immediately preceding calendar year; whereas the term "non-domiciled" refers to legal entity which is neither domiciled nor organized in Venezuela. If a non-domiciled entity creates a permanent establishment in Venezuela, such permanent establishment will be considered a Venezuelan domiciled taxpayer subject to Venezuelan taxation on worldwide income only in respect to those items of income that are attributable thereto.

     In general, and as discussed below, all income derived from an investment in ADSs is considered Venezuelan foreign-source income, as such being taxable only to resident individuals and domiciled entities that are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela. Income derived from Class D Shares is considered Venezuelan local-source income, taxable to any taxpayer, regardless of its residence or domicile, except as otherwise provided by applicable treaty.

Taxation of Dividends

     Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001 and which are paid in cash with respect to Class D Shares are considered Venezuelan local-source income. As such, the dividend payment will subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan persons, the 34% withholding rate may be further reduced or even eliminated by applicable treaty. Subject to the applicable treaty, stock dividends paid in stock with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% at the time that such stock is disposed by the shareholder.

     For purposes of determining the taxable base in the distribution of dividends applicable only to resident individuals and domiciled entities and except as otherwise provided by applicable treaty, the term "taxable dividend" for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits exceeds the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term "dividend" usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

     Income derived from either accumulated or current earnings and profits for periods closing after January 1, 2001 with respect to the ADSs (whether in cash or in stock) will be treated as Venezuelan foreign-source income on the ADSs, taxable only to resident individuals and domiciled entities who are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to any taxation in Venezuela with respect to the ADSs.

Disposition of ADSs

     Capital gains from the sale or other disposition of ADSs including exchanges of ADSs for Class D Shares are considered Venezuelan foreign-source income, taxable only to resident individuals and domiciled entities who are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela regardless of the location where such transactions take place. As described below, however, a disposition of Class D Shares effected regardless of residence or domicile, through a Venezuelan stock exchange (which would include a disposition by a broker/agent on behalf of an ADS holder) will be subject to a 1% Venezuelan withholding tax on the gross amount realized from the sale. Taxable income from the disposition of Class D Shares by resident individuals or domiciled entities is subject to Venezuelan progressive income tax rates.

Disposition of Class D Shares

     Capital gains obtained from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be considered Venezuelan local source income, and subject to income tax withholding, unless otherwise provided by an applicable treaty, at the rate of 3% in the case of resident individuals, 34% in the case of non-resident individuals, 5% in the case of entities, regardless of their domicile condition. Capital gains obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and unless otherwise provided by applicable treaty, capital gains obtained by a non-resident individual or by a non-domiciled entity, from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be subject to Venezuelan income taxes at the maximum flat rate of 34% over gross proceeds, or at applicable corporate rates, respectively. Taxpayers are subject to year's end return filing obligations, regardless of the shareholder's residence or domicile.

     Sales or other dispositions made through a domestic stock market are subject to a 1% income tax withholding on the gross proceeds. Only holders of Class D Shares with taxable capital gains realized other than through a domestic stock market will be required to file a Venezuelan income tax return, and will be able to claim a refund for taxes withheld in excess of the tax due with respect to such gains.

     The amount of gain from the sale or other disposition of Class D Shares (or rights to subscribe for Class D Shares) other than through a Venezuelan stock exchange, is represented by the excess of the amount realized by the shareholder over its own tax basis in such Class D Shares (or rights to subscribe for Class D Shares) sold or otherwise disposed of. In general, a shareholder's tax basis in a Class D Share will be represented by its cost of acquisition, whereas, a holder's basis in a share received upon exercise of a right to subscribe for a Class D Share would be represented by the sum of the exercise price paid and the tax basis in such right. If a Class D Share were to be received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

Dividend Indebtedness Vouchers

     The eventual distribution by CANTV of dividend indebtedness vouchers and the payment by CANTV of the principal amount of such vouchers will not be subject to Venezuelan income tax or withholding with respect to dividends arising out of either accumulated or current earnings and profits for periods commencing prior to December 31, 2000. However, the eventual distribution by CANTV of dividend indebtedness vouchers with respect to dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001 with respect to Class D Shares will be taxable to the recipient. Because under the Venezuelan Income Tax Law dividends are taxed on a cash basis, it is only at the moment CANTV pays or credits into account the dividend that it will become subject to the same tax analysis referred to previously relating to the distribution of dividends.

     Moreover, interest paid by CANTV on the vouchers with respect to Class D Shares will be treated as local source income, thus taxable in Venezuela to all individuals and entities regardless of domicile, subject to applicable treaty covering non-resident individuals or non-domiciled entities. The payment of interest will be subject to income tax withholding at the effective rate of 32.3% in the case of non-Venezuelan persons and subject to applicable treaty; and at the rate of 3% and 5% in the case of resident individuals and domiciled entities, respectively.

     Capital gains from the sale or other disposition of a voucher with respect to Class D Shares will be considered Venezuelan local-source income, although not subject to income tax withholding. Capital gains, calculated as the excess of the proceeds of the sale over the principal amount of the voucher, obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas and unless otherwise provided by an applicable treaty, capital gains obtained by a non-resident individual or non-resident entity, from the sale or other disposition of a voucher with respect to Class D shares will be subject to Venezuelan income taxes at the maximum flat rate of 34% over gross proceeds, or the applicable corporate rates, respectively.

     Subject to applicable treaty, non-residents individuals and non-domiciled entities receiving interest or realizing gains from the sale or other disposition of vouchers generally are required to comply with the ordinary annual filing requirements for residents.

Estate and Gift Tax

     The acquisition of ADSs through inheritance or gift by either a resident or non-resident from a non-resident is not subject to Venezuelan estate, inheritance or gift tax. The acquisition of ADSs through bequest or gift from a resident of Venezuela are subject to Venezuelan estate and gift tax. Venezuelan estate and gift tax rates are progressive and vary according to the kindred level between the recipient and between the decedent and the donor; as the case may be.

     The acquisition of Class D Shares (or rights to acquire Class D Shares) through bequest or gift is subject to Venezuelan estate and gift tax, regardless of the residence of the decedent or of the donor. The rate of Venezuelan estate or gift tax imposed on a transfer generally depends on the value of the bequest or gift and on the kindred level between the beneficiary and the decedent or the donor, as the case may be. The beneficiary of a bequest or gift is responsible and liable for the payment of the estate or the gift tax. In addition, the donor and the donee are jointly and severally responsible for the payment of the gift tax.

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

United States Federal Income Taxation

     The following is a summary of the principal United States federal income tax consequences under present law of an investment in the ADSs or in the Class D Shares. This summary applies only to investors that hold the ADSs or Class D Shares as capital assets and that have the U.S. dollar as their functional currency. The summary is not intended as tax advice to any particular investor, some of which (investors, such as banks, insurance companies, dealers, traders who elect to mark to market, tax-exempt entities, persons holding an ADS or Class D Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of CANTV), may be subject to special tax treatment. The Company believes, and the discussion therefore assumes that it is not and will not become a passive foreign investment company for United States federal income tax purposes.

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

U.S.-Venezuela Income Tax Treaty

     The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999. U.S. holders who are eligible for the benefits of this income tax treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% (or a lower rate in the case of certain persons that own more than 10% of the Company's voting stock) and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of Class D Shares or ADSs. However, the determination as to whether a U.S. person is eligible for the benefits of the income tax treaty is very complex. In particular, a U.S. person that owns Class D Shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have a permanent establishment in Venezuela also may not be eligible for the benefits of the treaty in respect of taxes on income from, or proceeds from the sale or ADSs and Class D Shares. U.S. holders are urged to consult their own tax advisors about eligibility for benefits under U.S.-Venezuela income tax treaty.

Dividends and Other Distributions

     Dividends paid with respect to the ADSs or Class D Shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received by the Depositary. The dividends generally stet be foreign source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid in Venezuelan bolivars will be included in income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary). A U.S. holder will have a basis in the bolivars received equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the bolivars for a different amount generally will be United States source ordinary income or loss.

     Distributions to U.S. holders of additional Class D Shares or rights to subscribe for Class D Shares generally should not be subject to federal income tax. However, such distributions could be taxable depending on the nature of a particular distribution. A U.S. holder's tax basis in the Class D Shares or rights that are not subject to U.S. federal income tax when received generally is determined by allocating the U.S. holder's basis in its ADSs between the ADSs and the Class D Shares or rights on the basis of the relative fair market values of each, except that in the case of rights whose fair market value is less than 15% of the fair market value of the Class D Shares with respect to which the rights are distributed, the basis of the rights is zero unless the shareholder elects to make such an allocation.

     A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by CANTV with respect to the ADSs or Class D Shares unless such income is effectively connected with the conduct by the non-U.S. holder in a trade or business in the United States.

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

     A non-U.S. holder of ADSs or Class D Shares will not be subject to United States federal income tax on gain from the sale or other disposition of ADSs or Class D Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States; or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition, and certain other conditions are met.

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

Information Reporting and Backup Withholding

     Dividends in respect of the ADSs or Class D Shares paid to non-corporate U.S. holders and the proceeds from the sale, exchange, or redemption of the ADSs or Class D Shares paid to non-corporate U.S. holders may be reported to the United States Internal Revenue Service. A 31% backup withholding tax also may apply to amounts paid to such holders unless they provide an accurate taxpayer identification number or otherwise establish a basis for exemption. Payments of dividends and the proceeds from the sale or other disposition of ADSs or Class D Shares made outside the United States to non-U.S. holders generally are not subject to information reporting and backup withholding, provided that, in the case of proceeds from a sale or disposition, the broker through which such payments are received fulfills certain requirements. In addition, non-U.S. holders may be required to provide certification of foreign status. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability.

Dividends and Paying Agents

     Not applicable.

Statement by Experts

     Not applicable.

Documents on Display

     CANTV is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, CANTV files annual reports and other information to the Securities and Exchange Commission (the "Commission"). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains
                                            ------------------
reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by CANTV to the Commission may be accessed through this web site.

Subsidiary Information

     Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

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

     The carrying amounts of cash and short-term investments, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

     The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company's investment portfolio and debt obligations at December 31, 2000 (in million of bolivars, translated at the Daily Exchange Rate on December 31, 2000):

                                    Weighted
                                    Average
                                    Interest                                         Year of Maturity
                                      Rate          2001        2002         2003        2004        2005      Thereafter    Total
                                   ----------    ---------   ---------   -----------   --------   ----------   ----------   -------
Investment portfolio:
--------------------
U.S. dollars
   Certificates of deposit               6.33%       5,630          --            --         --         --           --        5,630
   Commercial paper                      6.70%     498,555          --            --         --         --           --      498,555
Japanese yen
   Certificates of deposit               0.25%      18,402          --            --         --         --           --       18,402

Bolivars
   Certificates of deposit              13.37%       6,030          --            --         --         --           --        6,030
   Overnight deposits                    3.51%       5,436          --            --         --         --           --        5,436
   Long-term Government bonds           12.87%      63,511          --            --         --         --           --       63,511
                                                 ---------   ---------   -----------   --------   --------   ----------   ----------
Total                                              597,564          --            --         --         --           --      597,564
                                                 =========   =========   ===========   ========   ========   ==========   ==========

Debt Obligations:
----------------
U.S. dollars
   Fixed rate
   ----------
   Guaranteed notes                      9.06%          --      69,894            --     70,000         --           --      139,894
   Bank loans                            6.78%       1,648       1,485           584         --         --           --        3,717
   Notes payable to suppliers            7.00%       1,317       1,034            --         --         --           --        2,351

   Variable rate
   -------------
   Notes                                 8.19%      24,500      31,500        19,250         --         --           --       75,250
   IFC loans                             9.62%      10,063      10,063        10,063     10,063     27,563        6,123       73,938
   Bank loans                            7.49%       4,573       2,564            --         --         --           --        7,137

Japanese yen
   Fixed rate
   ----------
   Bank loans                            5.80%       6,610       6,610         6,610      6,610      6,610       23,132       56,182

Bolivars
   Fixed rate
   ----------
   Bank loans                           23.50%          --          --            --         --     15,873           --       15,873

   Variable rate
   -------------
   Bank loans                           20.52%       6,779         692         1,265        998      7,580        5,204       22,518
                                                 ---------   ---------   -----------   --------   --------   ----------   ----------
Total                                               55,490     123,842        37,772     87,671     57,626       34,459      396,860
                                                 =========   =========   ===========   ========   ========   ==========   ==========

Item 12.  Description of Securities Other than Equity Securities

     Not applicable.

                                    PART II


Item 13.  Defaults, Dividend Arrearages and Delinquencies

     Due to adverse economic factors in Venezuela, including recession, high inflation, devaluation and the imposition of exchange controls in June 1994, the Company was unable to make payments on U.S.$525 million of its outstanding bank debt and U.S.$21 million of its obligations with certain vendors. On August 25, 1995, the Company and a bank advisory committee entered into a refinancing agreement (the "Refinancing Agreement"), relating to such U.S.$525 million of its outstanding debt and certain of the Company's vendors entered into similar agreements extending the payment terms for existing obligations. The revised terms included no forgiveness of principal or interest. The Company prepaid all amounts outstanding under the Refinancing Agreement during 1996 and 1997.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.


Item 15.  (Reserved)

     Not applicable.


Item 16.  (Reserved)

     Not applicable.

                                   PART III

Item 17.  Financial Statements

     Not applicable.


Item 18.  Financial Statements

     See Item 19 (a for a list of financial statements filed under Item 18).


Item 19.  Financial Statements and Exhibits

(a)  Financial Statements

                                                                                                         Page
                                                                                                         ----
Index.................................................................................................    F-1
Report of Independent Public Accountants..............................................................    F-2
Consolidated Statements of Operations for the Years Ended December 31, 1998, 1999 and 2000............    F-3
Consolidated Balance Sheets as of December 31, 1999 and 2000..........................................    F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
 Ended December 31, 1998, 1999 and 2000...............................................................    F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and 2000............    F-6
Notes to the Audited Consolidated Financial Statements for the Years
 Ended December 31, 1998, 1999 and 2000...............................................................    F-7


(b)  Exhibits


None.

         COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND
                                 SUBSIDIARIES

              INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999 and 2000, and
             for the years ended December 31, 1998, 1999 and 2000

                                                                                                         Page
                                                                                                         ----
Report of Independent Public Accountants............................................................      F-2
Consolidated Statements of Operations for the Years Ended December 31, 1998, 1999
      and 2000......................................................................................      F-3
Consolidated Balance Sheets as of December 31, 1999 and 2000........................................      F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
      Ended December 31, 1998, 1999 and 2000........................................................      F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
      1998, 1999 and 2000...........................................................................      F-6
Notes to the Consolidated Financial Statements for the Years
      Ended December 31, 1998, 1999 and 2000........................................................      F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Compania Anonima Nacional
Telefonos de Venezuela (CANTV):

We have audited the accompanying consolidated balance sheets of Compania Anonima Nacional Telefonos de Venezuela (a telecommunications corporation established in Venezuela) ("CANTV" or the "Company") and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1998, 1999 and 2000, expressed in Venezuelan bolivars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Anonima Nacional Telefonos de Venezuela (CANTV) and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with generally accepted accounting principles in Venezuela.

Also, in our opinion, the amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 3.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2000, the Company changed its revenue recognition policies.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Venezuela, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and stockholders' equity to United States generally accepted accounting principles are set forth in Note 25.

Piernavieja, Porta, Cachafeiro y Asociados
Member firm of Arthur Andersen


Francisco Cachafeiro Arias
Certified Public Accountant No 9298
C.N.V. No C-642

January 26, 2001

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
             ----------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2000, and millions of U.S. dollars, except per share and per
                                 ADS amounts)

                                                                             1998         1999         2000         2000
                                                                              Bs.          Bs.          Bs.        U.S.$
                                                                         ----------    ----------   ----------   --------
OPERATING REVENUES:
  Local and domestic long distance usage                                    649,866       614,502      618,917        884
  Basic rent                                                                387,063       362,673      316,152        452
  Public telephones                                                         123,271       119,680      108,655        155
                                                                         ----------    ----------   ----------   --------
    Local and domestic long distance                                      1,160,200     1,096,855    1,043,724      1,491
  International long distance                                               204,049       151,027       99,107        142
  Net settlements                                                            47,693        31,780       29,373         42
                                                                         ----------    ----------   ----------   --------
    International long distance                                             251,742       182,807      128,480        184
  Other wireline-related services                                           142,214       162,450      139,749        199
                                                                         ----------    ----------   ----------   --------
    Total wireline services                                               1,554,156     1,442,112    1,311,953      1,874
  Wireless services                                                         347,196       460,714      466,993        667
  Other telecommunications-related services                                  36,833        43,856       46,186         66
                                                                         ----------    ----------   ----------   --------
    Total operating revenues                                              1,938,185     1,946,682    1,825,132      2,607
                                                                         ----------    ----------   ----------   --------

OPERATING EXPENSES:
  Operations, maintenance, repairs and administrative                       968,602       977,142      938,074      1,340
  Depreciation and amortization                                             599,844       666,635      616,714        881
  Concession and other taxes                                                144,392       140,193      138,394        197
  Special charge                                                                  -             -      110,390        158
  Nonrecurring charges                                                            -         4,085          632          1
                                                                         ----------    ----------   ----------   --------
    Total operating expenses                                              1,712,838     1,788,055    1,804,204      2,577
                                                                         ----------    ----------   ----------   --------
    Operating income                                                        225,347       158,627       20,928         30
                                                                         ----------    ----------   ----------   --------

OTHER (EXPENSE) INCOME, NET:
  Financing cost, net                                                       (32,661)      (48,281)     (31,348)       (45)
  Other income (expense), net                                                 3,596         6,331       (3,827)        (5)
                                                                         ----------    ----------   ----------   --------
    Total other expense, net                                                (29,065)      (41,950)     (35,175)       (50)
                                                                         ----------    ----------   ----------   --------
    Income (loss) before income tax and cumulative
     effect of accounting change, net of tax                                196,282       116,677      (14,247)       (20)
INCOME TAX                                                                    1,327        15,487       35,428         51
                                                                         ----------    ----------   ----------   --------
   Income (loss) before cumulative effect of
      accounting change, net of tax                                         194,955       101,190      (49,675)       (71)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET
 OF TAX                                                                           -             -      (40,518)       (58)
                                                                         ----------    ----------   ----------   --------
   Net income (loss)                                                        194,955       101,190      (90,193)      (129)
                                                                         ==========    ==========   ==========   ========

   Earnings (loss) per share before cumulative effect, net of tax               195           101          (52)     (0.08)
   Cumulative effect of accounting change, net of tax per share                   -             -          (43)     (0.06)
                                                                         ----------    ----------   ----------   --------
Earnings (loss) per share                                                       195           101          (95)     (0.14)
                                                                         ----------    ----------   ----------   --------
Earnings (loss) per ADS (based on 7 shares per ADS)                           1,365           709         (663)     (0.95)
                                                                         ==========    ==========   ==========   ========
Average shares outstanding (in millions)                                      1,000           999          952        952
                                                                         ==========    ==========   ==========   ========


 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

         CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 2000
         ------------------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2000, and millions of U.S. dollars)

                                                                       1999           2000          2000
                                                                        Bs.            Bs.          U.S.$
                                                                    ----------     ----------    ----------
ASSETS
------

CURRENT ASSETS:
 Cash and temporary investments                                        366,478        578,657           827
 Accounts receivable, net                                              460,833        347,496           496
 Accounts receivable from Venezuelan Government entities               137,483        102,775           147
 Inventories and supplies, net                                          49,229         33,302            48
 Other current assets                                                   14,062         13,981            19
                                                                    ----------     ----------    ----------
       Total current assets                                          1,028,085      1,076,211         1,537

Property, plant and equipment, net                                   3,535,274      3,253,902         4,648
Cellular concession, net                                                98,367         95,333           136
Other assets                                                           255,120        216,637           311
                                                                    ----------     ----------    ----------
       Total assets                                                  4,916,846      4,642,083         6,632
                                                                    ==========     ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
 Short-term debt                                                        60,709         55,490            79
 Accounts payable                                                      296,423        275,447           394
 Employee severance benefits, net                                       10,040          8,850            13
 Accrued employee benefits                                              38,200        154,129           220
 Other current liabilities                                             211,534        286,143           409
                                                                    ----------     ----------    ----------
       Total current liabilities                                       616,906        780,059         1,115

LONG-TERM LIABILITIES:
 Long-term debt                                                        387,476        341,370           488
 Pension and postretirement benefit obligations                        371,293        345,886           494
                                                                    ----------     ----------    ----------
       Total liabilities                                             1,375,675      1,467,315         2,097

STOCKHOLDERS' EQUITY                                                 3,541,171      3,174,768         4,535
                                                                    ----------     ----------    ----------
       Total liabilities and stockholders' equity                    4,916,846      4,642,083         6,632
                                                                    ==========     ==========    ==========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

  COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
  -------------------------------------------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
             ----------------------------------------------------

 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              December 31, 2000)


                                                         Capital Stock
                                             -----------------------------------------
                                                                                        Additional
                                              Historical    Inflation                    Paid-in      Retained
                                                 Cost      Adjustment         Total      Capital      Earnings
                                             -----------   ----------      -----------  ----------   ---------
Balance as of December 31, 1997                  36,902     1,420,800      1,457,702      18,127      2,151,991
   Net income                                      --           --            --            --          194,955
   Dividends declared                              --           --            --            --         (198,271)
   Change in cumulative translation
      Adjustment                                   --           --            --            --            --
                                             ----------    ----------     ----------    --------     ----------
Balance as of December 31, 1998                  36,902     1,420,800      1,457,702      18,127      2,148,675
   Accumulated postretirement benefits
      obligations                                  --           --            --            --         (174,624)
   Net income                                      --           --            --            --          101,190
   Dividends declared                              --           --            --            --         (184,219)
   Repurchased shares                               (45)       (1,718)        (1,763)       --           (1,277)
   Change in cumulative translation
      Adjustment                                   --           --            --            --            --
                                             ----------    ----------     ----------    --------     ----------
Balance as of December 31, 1999                  36,857     1,419,082      1,455,939      18,127      1,889,745
   Net loss                                        --           --            --            --          (90,193)
   Dividends declared                              --           --            --            --          (64,136)
   Repurchased shares                            (2,684)     (103,060)      (105,744)       --         (108,092)
   Change in cumulative translation
      Adjustment                                   --           --            --            --            --
                                             ----------    ----------     ----------    --------     ----------
Balance as of December 31, 2000                  34,173     1,316,022      1,350,195      18,127      1,627,324
                                             ==========    ==========     ==========    ========     ==========



                                                          Cumulative         Total
                                               Legal      Translation    Stockholders'
                                              Reserve     Adjustment         Equity
                                           ------------  ------------   ---------------
Balance as of December 31, 1997                145,774       26,254         3,799,848
   Net income                                    --            --             194,955
   Dividends declared                            --            --            (198,271)
   Change in cumulative translation
      Adjustment                                 --           2,890             2,890
                                           -----------   ----------     -------------
Balance as of December 31, 1998                145,774       29,144         3,799,422
   Accumulated postretirement benefits
      obligations                                --            --            (174,624)
   Net income                                    --            --             101,190
   Dividends declared                            --            --            (184,219)
   Repurchased shares                            --            --              (3,040)
   Change in cumulative translation
      Adjustment                                 --           2,442             2,442
                                           -----------   ----------     -------------
Balance as of December 31, 1999                145,774       31,586         3,541,171
   Net loss                                      --            --             (90,193)
   Dividends declared                            --            --             (64,136)
   Repurchased shares                            --            --            (213,836)
   Change in cumulative translation
      Adjustment                                 --           1,762             1,762
                                           -----------   ----------     -------------
Balance as of December 31, 2000                145,774       33,348         3,174,768
                                           ===========   ==========     =============

The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
-------------------------------------------------------------------------


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
             ----------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2000, and millions of U.S. dollars)


                                                                          1998         1999         2000        2000
                                                                           Bs.          Bs.          Bs.        U.S.$
                                                                      ----------------------------------------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES:
 Net income (loss)                                                       194,955      101,190      (90,193)     (129)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      (Gain) loss from net monetary position                             (45,512)       6,626       15,844        23
      Exchange loss, net                                                  53,572       33,732        2,645         4
      Depreciation and amortization                                      599,844      666,635      616,714       881
      Special charge                                                           -            -      110,390       158
      Cumulative effect of accounting change, net of tax                       -            -       40,518        58
      Provision for doubtful accounts                                    254,799      114,682       76,512       109

   Changes in current assets and liabilities:
     Accounts receivable                                                (360,788)    (153,058)     (14,424)      (21)
     Accounts receivable from Venezuelan Government entities             (15,698)     (45,901)      19,469        28
     Inventories and supplies, net                                       (37,600)      43,010       14,798        21
     Other current assets                                                    914        9,433         (668)       (1)
     Accounts payable                                                     48,605      118,734       33,678        48
     Accrued employee benefits, net                                       12,689       21,817       13,290        19
     Other current liabilities                                            32,428       (4,572)      42,498        61
                                                                      ----------    ---------    ---------   -------
                                                                         738,208      912,328      881,071     1,259
   Changes in non-current assets and liabilities:
     Other assets                                                        (39,403)     (18,338)      29,300        42
     Pension and postretirement benefits obligations                      33,900        6,557      (25,407)      (36)
                                                                      ----------    ---------    ---------   -------
      Net cash provided by operating activities                          732,705      900,547      884,964     1,265
                                                                      ----------    ---------    ---------   -------
CASH FLOWS USED IN INVESTING ACTIVITIES:
 Capital expenditures, net of disposals                                 (555,824)    (397,907)    (325,272)     (465)
                                                                      ----------    ---------    ---------   -------
      Net cash used in investing activities                             (555,824)    (397,907)    (325,272)     (465)
                                                                      ----------    ---------    ---------   -------
CASH FLOWS USED IN FINANCING ACTIVITIES:
 Proceeds from borrowings                                                225,059            -       30,660        44
 Payments of debt                                                       (174,204)     (39,510)     (52,211)      (75)
 Dividend payments                                                      (198,271)    (184,219)     (64,136)      (92)
 Repurchase shares                                                             -       (3,040)    (213,836)     (305)
                                                                      ----------    ---------    ---------   -------
      Net cash used in financing activities                             (147,416)    (226,769)    (299,523)     (428)
                                                                      ----------    ---------    ---------   -------
      Increase in cash and temporary investments before
         loss in purchasing power of cash and temporary investments       29,465      275,871      260,169       372

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS               (39,792)     (64,753)     (47,990)      (69)
                                                                      ----------    ---------    ---------   -------
      (Decrease) increase in cash and temporary investments              (10,327)     211,118      212,179       303

CASH AND TEMPORARY INVESTMENTS:
 Beginning of year                                                       165,687      155,360      366,478       524
                                                                      ----------    ---------    ---------   -------
 End of year                                                             155,360      366,478      578,657       827
                                                                      ==========    =========    =========   =======
SUPPLEMENTAL INFORMATION:
 Cash paid during the year for:
   Interest                                                               42,525       38,205       43,444        62
                                                                      ==========    =========    =========   =======
   Taxes                                                                  97,582       95,521      115,643       165
                                                                      ==========    =========    =========   =======

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
            --------------------------------------------------------
                               AND SUBSIDIARIES
                               ----------------

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2000, unless otherwise indicated)



1.   EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
     -----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2.   COMPANY BACKGROUND AND CONCESSION AGREEMENT:
     --------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (See Note 20 - Commitments and contingencies).

Significant terms of the Concession are as follows:
---------------------------------------------------

a. The Concession establishes a special privilege regime of limited concurrence, through which the Government guarantees CANTV to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who has obtained the corresponding administrative concession will be able to provide basic telecommunication services in the country (See Note 5 - Regulation).

b. The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, previously the Ministry of Transportation and Communications (the Ministry), and satisfactory performance by the Company of its obligations under the Concession.

c. The Company is required to pay a total of 5.5% of services billed annually to the Government for telecommunications tax and concession rights. Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes.

d. The Concession requires the Company to expand, modernize and improve the quality of its telephone network as well as to meet prescribed service quality targets. The Concession mandates include national and regional expansion and modernization targets as well as annual and cumulative targets (See Note 20 - Commitments and contingencies).

e. The Concession specifies various penalties which may be imposed on CANTV for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2000, have not been material.

Eight Year Review Agreement
---------------------------

On February 21, 2000, CANTV and the Comision Nacional de Telecomunicaciones (CONATEL) signed the Eight Year Review Agreement (the Agreement), effective until December 21, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and reduction in the expansion targets (See Note 5 - Regulation and Note 20 - Commitments and contingencies).

3.   CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS:
     -------------------------------------------------------------

Unless otherwise noted, all financial information in these financial statements has been stated in constant bolivars based upon the bolivar's purchasing power as of December 31, 2000. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 700 to U.S.$1, the exchange rate reported by the Central Bank of Venezuela as of December 31, 1999. The translation of amounts expressed in constant bolivars as of a specified date by the then prevailing exchange rate may result in the presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating constant bolivars as of another specified date, particularly in periods of high inflation with no corresponding devaluation, such as has occurred in Venezuela.

Such translation should not be construed as a representation that the bolivar amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
     ----------------------------------------------------------

a.   Basis of presentation
     ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP). On specific matters not addressed by Venezuelan accounting pronouncements, International Accounting Standards (IAS) should be applied, if not, Mexican standards apply, and lastly United States of America Generally Accepted Accounting Principles (U.S. GAAP).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in Venezuela requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

b. Adjustment for inflation
   ------------------------

The Company's consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2000, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) and its amendments issued by the Venezuelan Federation of Public Accountants.

During December 2000, the Venezuelan Federation of Public Accountants issued a new DPC 10 (revised and comprehensive), which supersedes DPC 10 issued in 1991 and its three amendments, as well as the Technical Publications number 14 and
19. The main changes of this statement pertain to presentation and not methodology. This statement becomes effective for financial statements covering periods after December 31, 2000. Early adoption is permitted. CANTV will adopt this statement in 2001.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at December 31, 2000 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV). Until December 31, 1999, the base year utilized to calculate the relative change in the CPI was 1984. Effective January 2000, based on international recommendations, the Company changed the base year to 1997 in order to improve the meaningfulness and quality of this indicator as a measurement of the changes in the Venezuelan economy.

The most representative indexes published by the BCV used in the preparation of the inflation adjusted financial statements are as follows (1997 base):


                                 1998               1999               2000
                             ------------       ------------       ------------

End of year                   151.28823          181.58866          205.97793
Average for year              135.78224          167.78597          194.97653

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2000, as follows:

i. Monetary assets and liabilities (cash and temporary investments, receivables, other assets and most liabilities) as of December 31, 2000, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 1999, have been adjusted based upon the relative change in the CPI between that date and the CPI at December 31, 2000.

ii. Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2000.

iii. The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (See Note 15 - Retirement benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 2000.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The inflation (loss) gain is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth as (loss) gain from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 17 - Financing cost, net).

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

e. Inventories and supplies, net
   -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of U.S.$500 are expensed when purchased.

f. Depreciation and amortization
   -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets. The costs of other intangible assets (See Note 11 - Other assets) and the cost of the cellular concession (See Note 6 - Cellular concession) are amortized over the expected periods benefited, not to exceed 20 and 40 years, respectively. Amortization expense was Bs. 32,413, Bs. 40,370 and Bs. 10,071 for the years ended December 31, 1998, 1999 and 2000, respectively. Accumulated amortization was Bs. 216,688 and Bs. 226,759 at December 31, 1999 and 2000, respectively.

In 2000, the Company reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the estimation did not have a significant impact in the Company's financial statements.

g. Computer software
   -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. In 1999, the Company reviewed and updated its policy to amortize certain computer software and set useful lives from 3 to 5 years. This change did not have a significant impact in the Company's financial statements. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.   Impairment in Long-lived assets
     -------------------------------

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of the long-lived assets has been recorded.

i.   Revenue recognition
     -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 122,229 and Bs. 128,508 are included in accounts receivable as of December 31, 1999 and 2000, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred income, included in the other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (See Note 14 - Other current liabilities).

The Securities and Exchange Commission (SEC) issued "Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition in Financial Statements", in December 1999. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements, and establishes the criteria and attributes to recognize revenues. The Company believes that its revenue recognition policies are in accordance with SAB 101.

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, will be classified as a liability on the Company's balance sheet. The cumulative effect of this change, net of tax was Bs. 34,700. Other changes to revenue recognition were also made and the cumulative effect of this change related to revenue, net of tax was Bs. 5,800.

The Company does not believe that this change in the way it recognizes these services will materially impact its results of operations on an ongoing basis.

j.   Income tax
     ----------

The income tax is calculated based upon taxable income which is different from the income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (See Note 18 - Income tax).

k.   Employee severance benefits and other benefits
     ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current labor law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the law established the payment of an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary for the years ended December 31, 1998, 1999 and 2000 totaling Bs. 42,208, Bs. 43,082 and Bs. 45,741, respectively.

l.   Pension plan and other postretirement benefits
     ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (See Note 15 - Retirement benefits).

Until 1998, postretirement benefits relating to health care expenses were recorded as operating expenses on a pay-as-you-go basis. In 1999, the Company recorded postretirement health care costs based on actuarial estimates as required by International Accounting Standard 19 (IAS 19). The accumulated postretirement benefit obligation, as of December 31, 1998, was recognized on an immediate basis affecting retained earnings. This adoption did not have a material impact on 2000 or 1999 results.

m.   Foreign currency denominated transactions
     -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 649.25 and Bs. 700 per U.S. dollar as of December 31, 1999 and 2000, respectively (See Note 7 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 17 - Financing cost, net).

n.   Legal reserve
     -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

o.   (Loss) earnings per share
     -------------------------

(Loss) earnings per share are based on 1,000,000,000; 999,897,508 and 951,961,030 of average common shares outstanding at December 31, 1998, 1999 and 2000, respectively.

p.   Recently issued accounting pronouncements
     -----------------------------------------

In November 2000, the International Accounting Standards Committee issued International Accounting Standard No. 39 (IAS 39), "Financial Instruments:
Recognition and measurement". This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. It also addresses all financial instruments and covers topics such as classification of financial assets, measurement of non-derivative financial instruments, recognition and derecognition, and impairment.

IAS 39 is effective for fiscal years beginning after January 1, 2001. Early adoption is permitted. IAS 39 cannot be applied retroactively, and upon adoption, it is not anticipated that IAS 39 will have a significant impact on the Company's results of operations or financial position.

5.   REGULATION:
     -----------

CANTV's services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law of 2000 and its Regulations, as well as the Agreement (See Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is a regulatory body under the direction of the Ministry, created to supervise telecommunications services in Venezuela and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. Also, it shall promote investments in telecommunications, technological innovation, and free competition.

a.   Tariffs
     -------

Before CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments. The price-cap varied directly with the Wholesale Price Index (WPI) published by the BCV, which permitted the Company, with the approval of the Ministry, to raise tariffs on a quarterly basis to keep pace with WPI. Generally a three to six month delay existed between the date the WPI was published for a particular quarter and its actual effect on new tariffs.

CANTV's third and fourth quarter 1999 tariff increases were not approved by CONATEL. According to statements given to the press by CONATEL, the Company was in noncompliance with the Concession with regards to service quality targets. These statements did not have legal bases.

During 2000, the Agreement established two tariffs adjustments which went into effect on March 23 and June 6, 2000.

The tariff framework to be applied beginning on January 1, 2001, is being defined according to the new regulations related to the opening of the fixed switched telecommunications market currently under discussion by a public hearing process.

b.   Organic Telecommunications Law
     ------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines of the total opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i. Establishes specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, penalties, consumer rights and operator's responsibilities.

ii. Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii. Operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition. In this case it also anticipated the possibility of establishing isometrics regulations to guarantee competition.

c.   Telecommunications regulations
     ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative Concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include the rules for granting concessions, which provide administrative capabilities and include specific attributes to specific services granted by CONATEL. The concessions will be granted shortly after a request has been made, since they are not subject to open bidding and only entail collection of established requirements. The concessions that do not require spectrum, such as subscription to cable television or fiber optic telephony, are free of duties.

Additionally, spectrum concessions will be granted through public offering, in certain cases direct adjudication will be granted. Value added services require, only notification by the operator, except for Internet services.

Interconnection regulations change the structure on how to establish the charges that the carriers pay between them for interconnection to a cost-base structure. It also requires the submission of quarterly information by separate accounts and before the third quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria.

6.   CELLULAR CONCESSION:
     --------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 123,250 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

The cellular concession requires the payment of an annual concession fee of 10% of services billed. For the years ended December 31, 1998, 1999 and 2000, the expense relative to this concept included in the consolidated statements of operations were Bs. 26,437, Bs. 33,201 and Bs. 38,596, respectively. The cellular concession requires that Movilnet expand the cellular network, improve the quality of cellular services when technically feasible, and provide certain rural, public and emergency services. Management believes Movilnet is in compliance with these requirements as of December 31, 2000.

7.   BALANCES IN FOREIGN CURRENCY:
     -----------------------------

The Company has assets and liabilities denominated in U.S. dollars and Japanese yen as of December 31, as follows (in millions of U.S. dollars):


                                                             1999      2000
                                                             ----      ----

Cash and temporary investments                                509       743
Accounts receivable, net                                       26        28
Other assets and advances to suppliers                         35        36
Accounts payable                                             (128)     (165)
Short and long-term debt                                     (578)     (512)
                                                             ----      ----
Net (liability) asset position in foreign currency           (136)      130
                                                             ====      ====

8.   ACCOUNTS RECEIVABLE:
     --------------------

The Company's accounts receivable balances (other than Venezuelan Government entities) are as follows:

                                                           1999         2000
                                                          -------      -------

Subscribers                                               507,324      379,572
Net settlements                                            14,312       16,371
Other                                                      27,466       15,693
                                                          -------      -------
                                                          549,102      411,636
Less: Allowance for doubtful accounts                     (88,269)     (64,140)
                                                          -------      -------
                                                          460,833      347,496
                                                          =======      =======

9.   ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
     --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 9% of the Company's revenues during each of the years ended December 31, 2000, 1999 and 1998, respectively.

The following table sets forth the aging of accounts receivable from Government entities as of December 31:
                                                    1999              2000
Year of Service                                    -------           -------
---------------

2000                                                     -            55,129
1999                                                68,973            28,810
1998 and prior                                      68,510            18,836
                                                   -------           -------
                                                   137,483           102,775
                                                   =======           =======

The changes in accounts receivable from Government entities are as follows:

                                                    1999               2000
                                                   --------          --------

Balance at beginning of year                        114,113           137,483
Billings                                            166,423           168,074
Collections                                        (120,522)         (187,543)
Loss from exposure to inflation                     (22,531)          (15,239)
                                                   --------          --------
Balance at end of year                              137,483           102,775
                                                   ========          ========

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have, an adverse effect on the profitability of the Company.

On November 3, 1999 the Congress approved a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past - due obligations. The amount of bonds set aside for payment of debts owed CANTV as of December 31, 1998, under such legislation amounted to Bs. 63,218. During 2000, the Government assigned Bs. 37,000 to CANTV. In December 2000, CANTV received a payment of Bs. 34,089 related to the bond issuance. Government's budget for year 2001 includes the issuance and placement of bonds for the payment of basic services.

CANTV's Management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

10.  PROPERTY, PLANT AND EQUIPMENT, NET:
     ----------------------------------

Property, plant and equipment, net as of December 31, is comprised as follows:

                                               1999                  2000
                                             ----------            ----------

Plant                                         8,402,419             8,157,590
Buildings and facilities                        988,436             1,024,682
Furniture and equipment                         677,931               692,809
Vehicles                                         78,984                70,567
Land                                             38,467                38,430
                                             ----------            ----------
                                             10,186,237             9,984,078
Less: Accumulated depreciation               (6,751,419)           (6,792,550)
                                             ----------            ----------
                                              3,434,818             3,191,528
Construction work in progress                   100,456                62,374
                                             ----------            ----------
                                              3,535,274             3,253,902
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

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 85,157, Bs. 78,529 and Bs. 63,704 for the years ended December 31, 1998, 1999 and 2000, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

11.  OTHER ASSETS:
     -------------

Other assets as of December 31, are comprised as follows:

                                                           1999       2000
                                                          -------    -------

Software and other intangible assets, net                 173,982    139,295
Prepaid taxes                                              17,818     14,338
Investment in INTELSAT                                     25,533     25,110
Class C stock and other                                    37,787     37,894
                                                          -------    -------
                                                          255,120    216,637
                                                          =======    =======

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (See Note 4(g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites and submarine cables, which are amortized over periods ranging from 7 to 10 years based upon the terms of contracts granting usage rights.

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

In 1993, the Company purchased 1% of its capital stock, for Bs. 49,704. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earn the award and the stock is issued to employees the following year. At December 31, 1999 and 2000, 8,723,339 and 9,228,583 shares were available for distribution to employees under this plan.

12.  LONG-TERM DEBT:
     ---------------

Long-term debt as of December 31, is comprised of the following:

                                                                          1999                 2000
                                                                    ----------------      --------------
Notes in U.S. dollars at interest rates of 8.88% and 9.25%
 maturing in 2002 and 2004, respectively.                                147,123              139,894

Notes in U.S. dollars at interest rates of six-month LIBOR
 plus a margin between 1.35% and 1.75%, (averaging 7.50% and
 8.19% at December 31, 1999 and 2000, respectively),
 maturing through 2003.                                                  101,262               75,250

Bank loans in Japanese yen at a fixed interest rate of
 5.80%, and in U.S. dollars at interest rates of six-month
 LIBOR plus a margin between 0.25% and 0.75% (averaging
 5.88% and 5.93% at December 31, 1999 and 2000,
 respectively), maturing through 2009.                                    83,288               61,905

IFC loans in U.S. dollars at variable interest rates:
 a. At six-month LIBOR plus a margin of 1.75%, (averaging 6.79%
    and 8.87% at December 31, 1999 and 2000, respectively),
    maturing through 2005.                                                44,187               35,000

 b. At six-month LIBOR plus a margin of 2.00%, (averaging 7.04%
    and 8.22% at December 31, 1999 and 2000, respectively),
    maturing through 2007.                                                25,776               21,438

 c. At six-month LIBOR plus a margin between 3.00% and 6.00%
    (averaging 11.06% and 12.36% at December 31, 1999 and
    2000, respectively), maturing through 2005.                           18,411               17,500

                                                                          1999                 2000
                                                                    ----------------      --------------
Supplier loans in U.S. dollars at interest rates of
 six-month LIBOR plus a margin of 0.25% to 0.50% (averaging
 6.35% and 6.75% at December 31, 1999 and 2000,
 respectively), maturing through 2002.                                     9,589                5,131

Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 7.45% and 7.00% at December 31, 1999 and
 2000, respectively), maturing through 2002.                               5,774                2,351

Banks loan in bolivars bearing interest at the average
 lending rate of the four major banks in Venezuela (30.95%
 and 27.84% at December 31, 1999 and 2000, respectively),
 maturing through 2003.                                                    7,150                3,768

Bank loans in bolivars at a fixed interest rate of 22.81% at
 December 31, 2000, maturing through 2010.                                     -               29,873

Bank loans in bolivars at various interest rates (averaging
 10.47% at December 31, 1999), maturing through 2000.                        237                    -
                                                                    ----------------      --------------
                                                                         442,797              392,110
Less: Current maturities                                                 (55,321)             (50,740)
                                                                    ----------------      --------------
                                                                         387,476              341,370
                                                                    ================      ==============

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid U.S.$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S.$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2000.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling U.S.$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.50%. The discount is amortized using the effective rate method. At December 31, 2000 the balance of these notes, presented net of the unamortized discount, was Bs. 15,873. Additionally, two loan agreements were signed with local banks for Bs. 7,000 each one, with maturities between 1 and 5 years.

Estimated payments of long-term debt are: Bs. 50,740 in 2001, Bs. 123,842 in 2002, Bs. 37,772 in 2003, Bs. 87,671 in 2004, and Bs. 92,085 thereafter, translated into bolivars at the exchange rate at December 31, 2000.

13.  SHORT-TERM DEBT:
     ----------------

Short-term debt is as follows:

                                                                                1999               2000
                                                                           --------------     --------------
Bank loans in bolivars at various interest rates (averaging
  20.22% and 11.04% at December 31, 1999 and 2000, respectively)                5,388              4,750

Current maturities of long-term debt                                           55,321             50,740
                                                                           --------------     --------------
                                                                               60,709             55,490
                                                                           ==============     ==============

14.  OTHER CURRENT LIABILITIES:
     --------------------------

Other current liabilities as of December 31, are comprised of the following:

                                                                                1999               2000
                                                                           --------------     --------------
Concession tax                                                                 98,572            101,236
Subscriber rights                                                                   -             59,864
Deferred income                                                                40,185             46,777
Accrued liabilities                                                            18,146             22,822
Income, value added and other taxes                                            12,982             16,098
Interest payable                                                               11,411             11,282
Legal claims                                                                   10,313             10,512
Technical and administrative services due to affiliates of
 VenWorld stockholders                                                          7,722              6,519
Other                                                                          12,203             11,033
                                                                           --------------     --------------
                                                                              211,534            286,143
                                                                           ==============     ==============

15.  RETIREMENT BENEFITS:
     --------------------

Pension plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At December 31, 1999 and 2000, the Company has funded Bs. 72,095 and Bs. 117,106, respectively, in a trust for this purpose.

The components of pension expense for the year ended December 31 are as follows:

                                                                        1998          1999          2000
                                                                     ----------    ----------    ----------
Benefits earned during the year                                          13,840        16,398        15,069
Interest cost on projected benefit obligation                            21,096        24,933        19,793
Other, net                                                                6,274         7,854        (7,083)
                                                                     ----------    ----------    ----------
                                                                         41,210        49,185        27,779
                                                                     ==========    ==========    ==========

The accrued pension obligation as of December 31, is as follows:

                                                                                1999                2000
                                                                            -----------          ----------
Accumulated benefit obligation                                                  396,553             264,110
                                                                            ===========          ==========

 Projected benefit obligation                                                   440,583             292,785
Funded amount                                                                   (83,072)           (117,266)
Unrecognized transition obligation                                               (7,362)             (6,132)
 Unrecognized net losses                                                       (233,761)            (71,467)
Unrecognized prior service cost                                                  86,475              77,075
                                                                            -----------          ----------
  Pension obligations (including current portion of Bs. 8,039 and
  Bs. 7,087 respectively)                                                       202,863             174,995
                                                                            ===========          ==========

Assumptions used to develop the projected benefit obligation are as follows:

                    Discount rate                              7%
                    Expected return on assets                  5%
                    Rate of compensation increase              2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

In 1998, the Company reviewed and updated its actuarial assumptions for employee turnover and the rate of inflation to reflect actual experience. These changes reduced pension expense by Bs. 34,485. During 2000, CANTV reviewed again the assumption for the rate of inflation, which reduced pension expense by Bs. 23,318.

Postretirement benefits other than pensions
-------------------------------------------

In 1999, the Company recorded postretirement benefit obligations based on actuarial estimates. Benefit payments are based on the average medical claims per retiree for 1998.

The components of postretirement benefit expense for the years ended at December 31, are as follows:

                                                                       1999             2000
                                                                    ----------       ----------
Benefits earned during the year                                          3,168            3,496
Interest on accumulated postretirement benefit obligations              11,757           13,918
Other                                                                        -              854
                                                                    ----------       ----------
                                                                        14,925           18,268
                                                                    ==========       ==========

The accrued postretirement benefit obligation is as follows:

The accrued postretirement benefit obligation attributable to:

                                                                       1999             2000
                                                                    ----------       ----------
Active employees                                                        54,203           78,443
Retirees                                                               152,359          167,783
                                                                    ----------       ----------
Total accumulated postretirement benefit obligation                    206,562          246,226
Unrecognized net losses                                                (29,848)         (65,802)
                                                                    ----------       ----------
Accrued postretirement benefit (including current
  portion of Bs. 245 and Bs. 2,446, respectively)                      176,714          180,424
                                                                    ==========       ==========

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                    Discount rate                        7%
                    Medical cost trend rate              2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At December 31, 2000, the Company has funded Bs. 16,180 for this Plan. The Company is not required to increase the funding of this Plan.

16.  STOCKHOLDERS' EQUITY:
     ---------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (See Note 12 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings", and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

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

On March 30, 1999, the Company's shareholders approved the incorporation of the Capital Markets Law into the Company's By-laws.

On November 16, 1999 an extraordinary shareholders' assembly declared an extraordinary cash dividend of Bs. 100 per share. On December 3, 1999, this dividend was paid.

On March 31, 2000, an ordinary shareholders' assembly declared a cash dividend of Bs. 60 per share and Bs. 420 per ADS, to shareholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

Capital stock
-------------

Capital stock is represented by 998,700,100 and 926,037,385 shares at December 31, 1999 and 2000, respectively, as follows:

                                                                 Participation       Number of shares
                 Stockholder                         Class             %              (in thousands)
----------------------------------------------    ----------     -------------       ----------------
VenWorld Telecom C.A. (VenWorld)                       A             43.19                 400,000
Fondo de Inversiones de Venezuela (FIV)                B              5.60                  51,900
Employee Trusts and Employees                          C             11.01                 101,981
Public Shareholders                                    D             40.20                 372,156
                                                                 -------------        ----------------
                                                                    100.00                 926,037
                                                                 =============        ================

VenWorld is a private consortium of companies led by Verizon Communications Inc. (formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium).

On June 30, 2000 GTE Corporation and Bell Atlantic Corporation completed their merger, and the combined company began doing business as Verizon Communications Inc. (Verizon).

During 2000, VenWorld could have transferred or encumbered the Class A shares if it continued to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001 any Class A shares transferred to any person other than VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D shares. VenWorld has the right to elect the

CANTV President and four members of the Board of Directors of the Company until January 1, 2001. No Class A shares were transferred during 2000.

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

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders lose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase program
------------------

On November 16, 1999 an extraordinary shareholder's assembly authorized a share repurchase program for up to 50,000,000 of shares. As required under Venezuelan Law, the program specifies a maximum repurchase price of Bs. 3,696 per share or up to U.S.$40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent U.S.$23.5 per ADS.

On March 31, 2000, an ordinary shareholders' assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 of shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to U.S.$50 per ADS.

During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent U.S.$28.39 per ADS.

17.  FINANCING COST, NET:
     -------------------

Financing cost, net for the years ended December 31 is as follows:

                                                         1998                 1999                2000
                                                  -----------------     ---------------     ---------------
Interest income                                              21,636              25,323              29,738
Interest expense                                            (54,679)            (45,825)            (42,597)
Exchange loss, net                                          (53,572)            (33,732)             (2,645)
Gain (loss) from net monetary position                       45,512              (6,626)            (15,844)
Gain from indexation of tax units                             8,442              12,579                   -
                                                  -----------------     ---------------     ---------------
                                                            (32,661)            (48,281)            (31,348)
                                                  =================     ===============     ===============

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally U.S. dollars and Japanese yen) into bolivars at the exchange rates as of December 31, 1999 and 2000 (See Note 7 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 12%, 15% and 8% for the years ended December 31, 1998, 1999 and 2000, respectively.

The (loss) gain from net monetary position reflects the gain or loss from holding net monetary assets or liabilities in a period of inflation, which was 30%, 20%, and 13% for the years ended December 31, 1998, 1999 and 2000, respectively.

18.  INCOME TAX:
     ----------

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company's non-monetary assets and liabilities, net of stockholders' equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 2000, CANTV does not have any carryforward tax credits. However, its Movilnet subsidiary has Bs. 22,937 and Bs. 24,970 from 1999 and 2000 of new investment tax credits that can be carried forward until 2002 and 2003, respectively.

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

                                                                      1998              1999               2000
                                                                 -------------     --------------     -------------
Income (loss) before income taxes and cumulative effect
 of accounting change, net of tax                                      196,282            116,677           (14,247)
Statutory income tax rate                                                   34%                34%               34%
                                                                 -------------     --------------     -------------
    Tax expense at statutory income tax rate                            66,736             39,670                 -

Non-taxable book inflation adjustment                                  112,898            142,973           142,772
Utilization of investment tax credits                                  (78,127)           (51,781)          (29,696)
Tax inflation adjustment                                               (81,858)          (105,418)         (112,611)
Other                                                                  (18,322)            (9,957)           34,963
                                                                 -------------     --------------     -------------
    Income tax                                                           1,327             15,487            35,428
                                                                 =============     ==============     =============

The caption other for 2000 includes the unrecognized deferred tax effect comprised mainly by the provision for the work force reduction (See Note 22 - Work force reduction program). For 1999 and 1998, this caption includes an existing tax provision recorded in 1998 and 1997.

On October 22, 1999, the National Government published the Partial Amendment to the Income Tax Law. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Implementation of a price transfer regime for imports and exports of goods and services between related companies.

b. Losses from adjustment for inflation will be carried forward up to one period.

c. Investment tax credits for fixed assets for industrial companies of 10% of the amount of new investments and to be applied for five years from the effective date of the Amended Law.

Additionally, the Amendment to the Income Tax Law includes some regulations which will be effective January 1, 2001, as follows:

a. A new regime which taxes worldwide income applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows a credit for income taxes paid abroad.

b. A proportional tax on dividends will be introduced based on the excess between book and tax net income. This excess will be taxed at 34% and that amount proportionally applied to the dividends to be paid.

19.  TRANSACTIONS WITH RELATED PARTIES:
     ---------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also a major customer of the Company (See Note 9 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 26,848 and Bs. 22,301 for the years ended December 31, 1999 and 2000, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 7,540, Bs. 22,624 and Bs. 18,784 for the years ended December 31, 1998, 1999 and 2000, respectively. Net operating revenues of Bs. 15,536, Bs. 11,530 and Bs. 21,192 were recognized for the years ended December 31, 1998, 1999 and 2000, respectively, with respect to the settlement of international telephone traffic with affiliates. At December 31, 1999, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 8,546 and Bs. 1,151, respectively, and at December 31, 2000, Bs. 21,001 and Bs. 800, respectively.

20.  COMMITMENTS AND CONTINGENCIES:
     -----------------------------

The Company has the following commitments and contingencies:

a.   Capital expenditures
     --------------------

CANTV's capital expenditures for 2001 are currently estimated at Bs. 362,600 (U.S.$518 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.   Operating leases
     ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.   Litigation
     ----------

The Company is involved in numerous administrative and judicial proceedings.
The majority of these legal proceedings have been filed by former employees requesting additional severance benefits. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 2000 for all such matters. There are no legal pending proceedings, other than ordinary routine litigation incidental to the Company's business, which are material to the Company.

In May 2000, the Supreme Court of Justice rendered a judgment against CANTV concluding that retirement of a number of former employees was unlawful. In September 2000, a lower court following the Supreme Court's judgment ordered CANTV to rehire about 140 former employees. The Company is presently appealing this decision, and evaluating the impact of this sentence on the financial statements of the Company if such sentence prevails.

On July 7, 2000, CANTV was fined Bs. 1.8 billion (U.S.$2.7 million) by the Superintendent of Promotion and Protection of Free Competition ("Pro-Competencia"). Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV Servicios. In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters. See Note 20(c) to the Audited Financial Statements.

d.   Concession mandates
     -------------------

The Concession requires the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and the installation of public telephones. In addition, the Company is required to meet certain quality and service targets.

The agreement (See Note 2 - Company background and concession agreement) included the reduction in the expansion targets and considers an accelerated modernization program to meet an annual target of eighty percent digitalization by the end of year 2000. No target was set related to the expansion of new digital lines. The expansion and digitalization mandates were effective until December 31, 2000.

The guidelines for the market opening in Venezuela (See Note 5 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation of the quality service regulations that will be effective for all basic services operators.

e.   Competition
     -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to Infonet Redes de Informacion C.A. (Infonet) to provide multi-services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. for the central and eastern regions of Venezuela, respectively. Both Infonet and Digitel have started operations.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000 (See
Note 5 - Regulation) have the objective of creating an appropriate environment for new entrants and allow for effective competition and regulate the sector's opening rules, basic telephony and interconnection.

Beginning in November 2000, CONATEL has formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned. Telcel BellSouth and Genesis are two of the companies granted with a concession.

Additionally, companies with existing facilities in Venezuela have fulfilled the requirements to obtain an operator license in basic fixed telephone service based on the new regulations approved. Convergence Communications, Veninfotel and Telcel BellSouth have obtained licenses to operate in local, domestic and international long distance. New Global Telecom has a license for domestic and international long distance.

21.  MARKET RISK:
     -----------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality United States of America (US) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with US issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollar short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars and Japanese yens to meet financing obligations.

22.  WORK FORCE REDUCTION PROGRAM:
     -----------------------------

The Company has implemented a work force reduction program, granting employees an incentive to retire prior to their anticipated retirement date, in order to improve the efficiency of the operation and administration of the Company. This expense amounted to Bs. 8,918, Bs. 55.016 and Bs. 29,880 for the years ended December 31, 1998, 1999 and 2000, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

Special charge
--------------

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. This program established an expected reduction of approximately 4,000 employees. The Company recorded during the last quarter of 2000 a provision of Bs. 110,390 included as current accrued employee benefits and was recognized as a special charge in the consolidated statements of operations. As a result of this program, in January 2001, 3,752 employees were separated of their functions.

Any curtailment effect associated with this employees separation program will be recognized when it occurs. Presently, the Company is evaluating the impact of the headcount reduction on the Company's pension liability.

23.  NATURAL CATASTROPHE:
     --------------------

On December 15, 1999 heavy rains devastated the northern coastal areas of Venezuela which caused serious flooding. The areas most affected were the states of Vargas, Miranda, Falcon and parts of Caracas. The flooding caused serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. In addition, the roadway infrastructure in those areas was considerably impaired and CANTV encountered limitations in making on-site visits to determine the full extent of damage to its facilities, and thus, the total financial impact. However, CANTV was able to detect that in the state of Vargas, some of its central offices and most of the public telephones received considerable damage. Based on this limited knowledge, the Company made a financial assessment only on those central offices and public telephone plant and had calculated the damage to be approximately Bs. 4,085. On October 2000, the Company received the final payment compensation of Bs. 7,964. This operation did not have additional significant impact in the financial statements of the Company, and was reflected in the consolidated statements of operations as a nonrecurring charge.

24.  CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
     ---------------------------------------------------

Certain amounts from the December 31, 1998 and 1999 consolidated financial statements have been reclassified for comparison purposes.

25.  SUMMARY OF DIFFERENCES BETWEEN U.S. GAAP AND VENEZUELAN GAAP:
     -------------------------------------------------------------

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

In most circumstances U.S. GAAP does not allow for the restatement of financial statements for general price level changes. For U.S. GAAP purposes, account balances and transactions are stated in the units of currency of the period when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, because the economy of Venezuela has experienced periods of significant inflation in the recent past, the use of financial statements restated for general price level changes is consistent with the requirements of the SEC rules and with the methodology described in Statement of Financial Accounting Standards No. 89, "Financial Reporting and Changing Prices" (SFAS 89). The U.S. GAAP reconciliations presented herein do not, therefore, exclude the effect of the general price level accounting as prescribed in DPC 10.

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

Additional disclosures required by SFAS 109 are presented in Note 26(c) - Additional financial statements disclosures required by U.S. GAAP.

c.   Accounting for postretirement benefits other than pensions
     ----------------------------------------------------------

Until 1998, postretirement medical benefits were recorded as operating expenses when claims were filed and the Company did not fund its obligation related to this plan. U.S. GAAP requires the expected costs of these benefits to be recognized systematically over employees' service periods. In 1999, the

Company adopted International Accounting Standard 19 (IAS 19) and will recognize postretirement benefits other than pension systematically over employee's service period (See Note 4(l) - Summary of significant accounting principles and policies). As permitted under IAS 19 the accumulated postretirement benefits obligation, as of December 31, 1998, was recognized as an adjustment to beginning retained earnings, therefore, this item will no longer be a difference between U.S. and Venezuelan GAAP.

d.   Employee severance benefits
     ---------------------------

In accordance with Venezuelan GAAP, employee severance benefits are reflected as the absolute amount earned in accordance with the Venezuelan labor law. (See
Note 4(k) - Summary of significant accounting principles and policies). U.S. GAAP permits but does not require these types of liabilities to be accrued based on actuarial estimates, in accordance with Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions." (SFAS 87) For U.S. GAAP purposes, the Company has chosen to reflect the liability based on actuarial assumptions at its discounted value. In addition, in accordance with SFAS 89, under U.S. GAAP this item is treated as a nonmonetary liability while under Venezuelan GAAP it was considered a monetary liability until 1997.

In June 1997, the Venezuelan Congress enacted an amendment to the labor law regarding severance benefits (See Note 4(k) - Summary of significant accounting principles and policies). As a result of the amendment to the labor law, these employee severance benefits are treated as a defined contribution plan and discounting is no longer applicable. Also, under SFAS 89, employee severance benefits became a monetary item for U.S. GAAP purposes due to its defined contribution plan nature.

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

f.   Treasury stock
     --------------

As discussed in Note 11 - Other assets, 1% of the shares, or 10,000,000 shares, issued at privatization were purchased by the Company from the Government to be distributed to employees in the form of awards. The Company's cost of these shares is recorded in Other assets. U.S. GAAP for publicly traded entities reflects these shares as treasury stock.

g.   Earnings per share
     ------------------

In 1997, the FASB adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" (SFAS 128). This statement establishes standards for computing and presenting earnings per share (EPS) as it applies to entities with publicly held common stock. It replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. It requires dual presentation of basic and diluted EPS for all entities with complex capital structure.

h.   Reconciliation of Venezuelan GAAP to U.S. GAAP
     ----------------------------------------------

     The approximate effects on net income and net stockholders' equity of restating CANTV's audited consolidated financial statements for 1998, 1999, and 2000 in accordance with U.S. GAAP is set forth below (in millions of bolivars, except per share data):


                                                                              1998             1999           2000
                                                                           ----------      -----------     ----------
Net income (loss) under Venezuelan GAAP                                       194,955          101,190        (90,193)
U.S. GAAP adjustments for:
  Capitalized interest                                                          6,763           10,130         10,275
  Provision for postretirement benefits                                       (13,310)               -              -
Deferred income taxes:
  Benefit                                                                       6,528           72,258         57,710
  Gain (loss) from net monetary position                                       22,324            6,358         (3,983)
                                                                           ----------      -----------     ----------
                                                                               28,852           78,616         53,727
                                                                           ----------      -----------     ----------
Approximate net income (loss) under U.S. GAAP                                 217,260          189,936        (26,191)
                                                                           ==========      ===========     ==========
Approximate net income (loss) per share under U.S.
  GAAP                                                                         219.09           191.42         (27.73)
                                                                           ==========      ===========     ==========
Approximate net income (loss) per ADS
  (based on 7 shares per ADS)                                                1,533.65         1,339.94        (194.14)
                                                                           ==========      ===========     ==========
Average number of shares outstanding under
  U.S. GAAP (in thousands)                                                    991,633          992,229        944.378
                                                                           ==========      ===========     ==========

                                                                                               1999           2000
                                                                                           -----------     ----------
Total stockholders' equity under Venezuelan GAAP                                             3,541,171      3,174,768
U.S. GAAP adjustments for:
  Capitalized interest                                                                          69,032         79,307
  Treasury stock                                                                               (35,837)       (35,837)
  Deferred income taxes:
    (Provision) benefit                                                                        (51,014)         6,696
    Gain from net monetary position                                                             58,609         54,626
                                                                                           -----------     ----------
                                                                                                 7,595         61,322
                                                                                           -----------     ----------
Total stockholders' equity under U.S. GAAP                                                   3,581,961      3,279,560
                                                                                           ===========     ==========

The following represents a reconciliation of equity at December 31, 1999 to December 31, 2000 based on amounts determined in accordance with U.S. GAAP:

Stockholders' equity under U.S. GAAP at December 31, 1999                                    3,581,961
Approximate net income under U.S. GAAP                                                         (26,191)
Dividends declared and paid                                                                    (64,136)
Repurchased shares                                                                            (213,836)
Change in cumulative translation adjustment                                                      1,762
                                                                                           -----------
Stockholders' equity under U.S. GAAP at December 31, 2000                                    3,279,560
                                                                                           ===========

The above reconciliations include all material differences between Venezuelan GAAP and U.S. GAAP.

26.  ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP:
     -----------------------------------------------------------------

a.   Postretirement benefits other than pensions
     -------------------------------------------

The Company sponsors a postretirement health care benefit plan for retired telephone company employees. As mentioned in Note 25(c) - Summary of differences between U.S. GAAP and Venezuelan GAAP, until 1998, the Company did not fund its obligation related to this plan. The Company's U.S. GAAP net income for the year ended December 31, 1998 and stockholders' equity as of December 31, 1998 reflect the application of Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions" (SFAS
106) on a delayed recognition basis effective January 1, 1995, as permitted by this statement.

The postretirement benefit cost for 1998 is as follows:
                                                                      1998
                                                                   ---------
Benefits earned during the year                                        3,281
Interest on accumulated postretirement benefit obligations            11,624
Amortization of transition obligation                                  8,705
                                                                   ---------
                                                                      23,610
Expense recorded by Company                                          (10,300)
                                                                   ---------
Additional expense under U.S. GAAP                                    13,310
                                                                   =========

The accrued postretirement benefit obligation at December 31 is as follows:


Accumulated postretirement benefit obligation attributable to:

                                                                      1998
                                                                   ---------
Retirees                                                             126,714
Fully eligible active plan participants                               47,909
                                                                  ----------
Total accumulated postretirement benefit obligation                  174,623
Unrecognized transition obligation                                   (56,267)
Unrecognized losses                                                  (68,952)
                                                                  ----------
Accrued postretirement benefit                                        49,404
                                                                  ==========

b.   Disclosures about pensions and other postretirement benefits
     ------------------------------------------------------------

In February 1998, the FASB issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132) which revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other postretirement benefit plan.

The following tables provide a reconciliation of the changes in the plans benefit obligations and fair value of plan assets for the years ending December 31, 1999 and 2000, and a statement of funded status as of December 1999 and 2000:


                                                           Pension Benefits                     Other Benefits
                                                       ---------------------------        ---------------------------
                                                          1999              2000             1999              2000
                                                       ---------         ---------        ---------         ---------
Reconciliation of benefit obligation:

Benefit obligation at January 1                          361,442           440,583          174,623           206,562
   Service cost                                           16,398            15,069            3,168             3,496
   Interest cost                                          24,933            19,793           11,757            13,918
   Benefits payments                                     (10,150)          (14,433)         (12,834)          (14,558)
   Actuarial  loss (gain)                                 47,960          (168,227)          29,848            36,808
                                                       ---------         ---------        ---------         ---------

Benefit obligation at December 31                        440,583           292,785          206,562           246,226
                                                       =========         =========        =========         =========

Reconciliation of fair value of plan assets:

Fair value of plan assets at January 1                    38,916            83,072                -                 -
   Contributions                                          44,034            53,124                -                 -
   Benefit payments                                       (8,857)          (14,433)               -                 -
   Actual return on plan assets                            8,979            (4,497)               -                 -
                                                       ---------         ---------        ---------         ---------
Fair value of plan assets at December 31                  83,072           117,266                -                 -
                                                       =========         =========        =========         =========

Funded status:

Funded status at December 31                             357,511           175,519          206,562           246,226
   Unrecognized transition obligation                     (7,362)           (6,132)               -                 -
   Unrecognized prior service cost                        86,475            77,075                -                 -
   Unrecognized net loss                                (233,761)          (71,467)         (29,848)          (65,802)
                                                       ---------         ---------        ---------         ---------

Net amount recognized                                    202,863           174,995          176,714           180,424
                                                       =========         =========        =========         =========

For benefits other than pensions a one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                                    1% Point Increase              1% Point Decrease
                                                                -------------------------     --------------------------
                                                                    1999           2000           1999            2000
                                                                ----------     ----------     ----------      ----------
Effect on total of service and interest cost components              1,553          2,416         (1,331)         (2,000)
Effect on postretirement benefit obligation as of
 December 31                                                        23,999         28,901        (20,193)        (24,271)

The following table provides the components of net periodic benefit cost for the plans for the years ending December 31, 1999 and 2000:


                                                           Pension Benefits                 Other Benefits
                                                        ------------------------        -------------------------
                                                          1999            2000            1999            2000
                                                        --------        --------        ---------       ---------
Components of net periodic benefit cost:

Service cost                                              16,398          15,069            3,168           3,496
Interest cost                                             24,933          19,793           11,757          13,918
Expected return on assets                                      -          (3,857)               -               -
Amortization of:
  Transition obligation                                    1,230           1,230                -               -
  Prior service cost                                      (9,399)         (9,399)               -               -
  Net loss                                                16,023           4,943                -             854
                                                        --------        --------        ---------       ---------
Net periodic benefit cost                                 49,185          27,779           14,925          18,268
                                                        ========        ========        =========       =========

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                             Pension Benefits                Other Benefits
                                                          ---------------------            ---------------------
                                                           1999           2000              1999           2000
                                                          -------        ------            ------         ------
Weighted-average assumptions as of December 31:

Discount rate                                                7%             7%                7%             7%
Expected return on assets                                    5%             5%                5%             5%
Rate of compensation increase                                2%             2%                2%             2%

These assumptions represent estimates of real rates of interest, compensation increases and health care cost trend rate increases rather than nominal rates.


c.   Income and other taxes
     ----------------------

The provision (benefit) for income taxes for the years ended December 31, in accordance with SFAS 109 is as follows:

                                               1998                       1999                       2000
                                             ---------                  ---------                  ---------
Current                                          1,327                     15,487                     35,428
Deferred                                        (6,528)                   (72,258)                   (57,710)
                                             ---------                  ---------                  ---------
                                                (5,201)                   (56,771)                   (22,282)
                                             =========                  =========                  =========

The components of deferred income tax liabilities (assets) for the years ended December 31 are as follows:


                                                                 1999                    2000
                                                        ---------------------    --------------------
Current deferred income taxes:
   Allowance for doubtful accounts                                    (27,479)                (19,276)
   Concession tax                                                     (33,514)                (34,421)
   Amounts payable to shareholders                                     (2,626)                 (2,216)
   Early retirement program                                            (1,628)                (40,885)
   Accounts not deductible until paid                                  (5,457)                 (7,757)
   Investment tax credits                                             (40,946)                (47,907)
   Other (not individually significant)                                (5,049)                 (4,047)
                                                        ---------------------    --------------------
         Total                                                       (116,699)               (156,509)
Non current deferred income taxes:
   Capitalized labor, interest and related overhead                   238,161                 216,029
   Pension expense                                                    (68,973)                (59,498)
   Postretirement benefit expense                                     (60,084)                (61,344)
                                                        ---------------------    --------------------
         Total                                                        109,104                  95,187
                                                        ---------------------    --------------------
Total deferred income taxes                                            (7,595)                (61,322)
                                                        =====================    ====================

Total income taxes are different than the amount which would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

                                                               1998         %          1999         %         2000          %
                                                            -----------  --------   ----------    ------   ----------   ----------
Income (loss) before income taxes and
   cumulative effect of accounting change, net of tax
                                                                212,059                133,165                 (7,955)
Statutory income tax rate                                            34%                    34%                    34%
                                                            -----------             ----------             ----------
Tax provision at statutory income tax rate                       72,100      34.0       45,276      34.0       (2,705)        34.0
Non taxable book inflation adjustment                           104,532      49.3      137,365     103.2      140,602     (1,767.5)
Utilization of investment tax credits                           (78,127)    (36.8)     (51,781)    (38.8)     (13,723)       172.5
Tax inflation adjustment                                        (81,858)    (38.6)    (105,418)    (79.2)    (112,611)     1,415.6
Deferred tax benefit                                             (6,528)     (3.1)     (72,258)    (54.3)     (57,710)       725.5
Other                                                           (15,320)     (7.3)      (9,955)     (7.5)      23,865       (300.0)
                                                            -----------  --------   ----------    ------   ----------   ----------
                                                                 (5,201)     (2.5)     (56,771)    (42.6)     (22,282)       280.1
                                                            ===========  ========   ==========    ======   ==========   ==========

d. Comprehensive income
   --------------------

The FASB enacted Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income" (SFAS 130) for financial statements issued after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. Included in comprehensive income is the translation adjustment from the investment in Intelsat, which effect is considered immaterial for CANTV's financial statements.

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

The accounting policies of the segments are the same as those described in the
Note 4(i) - Summary of significant accounting principles and policies. Intersegment sales are accounted for as if the sales were to third parties at current market prices. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses and foreign exchange gains and losses.

As is described in Note 9 - Accounts receivable from Venezuelan Government entities, the Government is a major customer of the wireline services segment.

Segment results for the years ended December 31, 1998, 1997 and 2000 were as follows:

                                                           1998                  1999                 2000
                                                    ------------------    ------------------    -----------------
  Wireline services:
    Revenues
      Local and domestic long distance usage                   663,489               630,232              630,602
      Basic rent                                               387,063               362,671              316,729
      Public telephones                                        123,271               117,882              107,076
                                                    ------------------    ------------------    -----------------
       Local and domestic long distance                      1,173,823             1,110,785            1,054,407

      International long distance                              204,049               151,122               99,247
      Net settlements                                           47,693                31,779               29,372
                                                    ------------------    ------------------    -----------------
       International long distance                             251,742               182,901              128,619
       Other wireline-related services                         203,002               254,412              225,241
                                                    ------------------    ------------------    -----------------
   Total revenues                                            1,628,567             1,548,098            1,408,267
                                                    ==================    ==================    =================

   Intersegment revenues                                       (74,411)             (105,989)             (96,317)

   Operating income                                            161,639               125,877               (6,567)
                                                    ==================    ==================    =================
   Depreciation and amortization                               536,029               575,877              528,159
                                                    ==================    ==================    =================

   Capital expenditures                                        351,668               213,790              221,529
                                                    ==================    ==================    =================

   Total assets                                              9,254,277             9,465,026            9,126,460
                                                    ==================    ==================    =================

                                                           1998                 1999                 2000
                                                    ------------------   ------------------   ------------------
Wireless services:

  Revenues
     Access                                                     99,828              116,822               65,067
     Usage                                                     159,588              215,486              314,922
     Equipment sales                                            29,921               48,598               18,005
                                                    ------------------   ------------------   ------------------
Total revenues                                                 289,337              380,906              397,994
                                                    ==================   ==================   ==================

Intersegment revenues                                           57,858               79,811              (69,000)

Operating income                                                68,836               44,733               44,656
                                                    ==================   ==================   ==================

Depreciation and amortization                                   61,869               86,427               81,920
                                                    ==================   ==================   ==================

Capital expenditures                                           203,844              169,588               97,350
                                                    ==================   ==================   ==================

Total assets                                                   628,104              784,016              877,911
                                                    ==================   ==================   ==================

The reconciliations of segment revenues, operating income and assets are as follows:

Reconciliation of reportable segment revenues:

                                                           1998                  1999                  2000
                                                    ------------------    ------------------    ------------------
 Reportable segments                                         1,917,904             1,929,004             1,806,261
 Other telecommunications-related services                      36,833                43,856                46,186
 Elimination of intersegment revenues                          (16,552)              (26,178)              (27,315)
                                                    ------------------    ------------------    ------------------

    Total operating revenues                                 1,938,185             1,946,682             1,825,132
                                                    ==================    ==================    ==================

Reconciliation of reportable segment operating income:


                                                           1998                  1999                  2000
                                                    ------------------    ------------------    ------------------
 Reportable segments                                           230,475               170,610                38,089
 Other telecommunications-related services                      (6,344)              (11,236)              (17,229)
 Elimination of intersegment operating income                    1,216                  (747)                   68
                                                    ------------------    ------------------    ------------------

    Total operating income                                     225,347               158,627                20,928
                                                    ==================    ==================    ==================

Reconciliation of reportable segment assets:

                                                           1998                 1999                 2000
                                                    ------------------   ------------------   ------------------
 Reportable segments                                         9,882,381           10,249,042           10,004,371
 Other telecommunications-related services                      19,981               37,651               42,081
                                                    ------------------   ------------------   ------------------

    Total assets                                             9,902,362           10,286,693           10,046,452
                                                    ==================   ==================   ==================

f. Accounting for Derivative Instruments and Hedging Activities
   ------------------------------------------------------------

The Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) establishes a new model for accounting and reporting standards for derivatives and hedging activities. The Company currently does not engage in hedging activities and has no derivative instruments as there is no substantial organized market for financial instruments and derivatives in Venezuela. Management believes adoption of SFAS 133 will not have a material impact on CANTV's financial statements.

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

                    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                    (CANTV)



                    By:    \s\ Armando Yanes
                       -----------------------------------------------------
                       Name:  Armando Yanes
                       Title: General Manager, Chief Financial Officer


  May 25, 2001