Form 20-F
period 2001-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2002-06-28
CIK 1025862

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

                   For the fiscal year ended December 31, 2001
                                       OR

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

           AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMUNICACIONES,
           NUEVO EDIFICIO ADMINISTRATIVO, PISO 1, APARTADO POSTAL 1226
                             CARACAS, VENEZUELA 1010
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

                                -----------------

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

 Class A Shares . . . . .259,672,346     Class C Shares . . .  . . 94,849,350
 Class B Shares . . . . . 51,900,000     Class D Shares . . .  . .380,719,153

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

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

    INTRODUCTION ......................................................   1

    PART I ............................................................   3
    Item 1     Identity of Directors, Senior Management and Advisers ..   3
    Item 2     Offer Statistics and Expected Timetable ................   3
    Item 3     Key Information ........................................   3
    Item 4     Information on the Company .............................  22
    Item 5     Operating and Financial Review and Prospects ...........  70
    Item 6     Directors, Senior Management and Employees ............. 108
    Item 7     Major Shareholders and Related Party
               Transactions ........................................... 117
    Item 8     Financial Information .................................. 122
    Item 9     The Offer and Listing .................................. 124
    Item 10    Additional Information ................................. 127
    Item 11    Quantitative and Qualitative Disclosures About
               Market Risk ............................................ 138
    Item 12    Description of Securities Other than Equity
               Securities ............................................. 139

    PART II ........................................................... 140
    Item 13    Defaults, Dividend Arrearages and Delinquencies ........ 140
    Item 14    Material Modifications to the Rights of
               Security Holders and Use of Proceeds ................... 140
    Item 15    (Reserved) ............................................. 140
    Item 16    (Reserved) ............................................. 140

    PART III .......................................................... 141
    Item 17    Financial Statements ................................... 141
    Item 18    Financial Statements ................................... 141
    Item 19    Financial Statements and Exhibits ...................... 141

                                  INTRODUCTION

         As used in this Form 20-F, unless the content otherwise requires, the "Company" means Compania Anonima Nacional Telefonos de Venezuela (CANTV) and its consolidated subsidiaries, and "CANTV" means Compania Anonima Nacional Telefonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars and references to "bolivars" or "Bs." are to Venezuelan bolivares, the legal tender currency of the Bolivarian Republic of Venezuela ("Venezuela"). References to access "lines in service" are to lines billed. References to "minutes of use" are to billed minutes of use excluding free minutes offered under certain calling plans.

         The Company prepares its financial statements in constant bolivars and in conformity with generally accepted accounting principles in Venezuela ("Venezuelan GAAP"). Venezuelan GAAP differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See
Note 28 to the Audited Consolidated Financial Statements of the Company as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 (the "Audited Financial Statements") also included in this Form 20-F for a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under Venezuelan GAAP for the years ended December 31, 1999, 2000 and 2001 and total stockholders' equity as of December 31, 2000 and 2001. EBITDA, which stands for earnings before interest, taxes, depreciation and amortization, is a measure of financial performance used in this Form 20-F that is not prepared in accordance with generally accepted accounting principles. However, EBITDA does not purport to represent cash provided or used by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

         Pursuant to Venezuelan GAAP, financial data regarding the Company have been adjusted to reflect the effects of inflation using the Indice General de Precios al Consumidor del Area Metropolitana de Caracas (Index of Consumer Prices of the Caracas Metropolitan Area) (the "Consumer Price Index" or "CPI") published by the Banco Central de Venezuela (the "Central Bank of Venezuela"). See Note 4(b) to the Audited Financial Statements. Unless otherwise specified, financial data regarding the Company is presented in this Form 20-F in constant bolivars as of December 31, 2001. Although the restatement of nominal bolivar amounts into constant bolivar amounts lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this Form 20-F to amounts in "nominal" bolivars or "historical" bolivars are to bolivars that have not been adjusted for inflation. As indicated in this Form 20-F, the rates the Company charges for certain telephone services are subject to regulation including adjustments to reflect the effects of inflation using the Indice de Precios al Mayor (the "Wholesale Price Index" or "WPI") published by the Central Bank of Venezuela.

         For the convenience of the reader, this Form 20-F contains translations of certain constant bolivar amounts into U.S. dollars at the average daily exchange rate announced by the Central Bank of Venezuela (the "Daily Exchange Rate") on December 31, 2001 (unless otherwise specified), which was Bs. 758.00 = $1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into U.S. dollars or bolivars, as the case may be, at such rates or at any other rates. The translation of amounts expressed in nominal or constant bolivars as of a specified date by the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating nominal or constant bolivars as of another specified date.

         Operational data regarding the Company contained in this Form 20-F is presented as of December 31, 2001, unless otherwise stated.

         Neither the Government of Venezuela (the "Government") nor private independent sources publish definitive data regarding telecommunications markets in Venezuela. However, certain Government entities have published statistics on wireless service competitors, which the Company has used in computing the market share data relating to such competitors. Additional data, including population data, were obtained from third-party sources. To the extent estimates are contained in this Form 20-F, the management of the Company believes that such estimates, which are based on internal data, are reliable but they have not been confirmed by independent sources.

                                     PART I

Item 1.           Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.           Offer Statistics and Expected Timetable

         Not applicable.

Item 3.           Key Information

Selected Financial Data

         The following table presents selected financial information for each of the years in the five-year period ended December 31, 2001 and should be read in conjunction with and is qualified in its entirety by reference to the Audited Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F. The Company's Audited Financial Statements have been prepared in accordance with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant bolivars as of December 31, 2001. See "Item 5. Operating and Financial Review and Prospects -- Introduction" and Note 4 (b) to the Audited Financial Statements for a discussion of the methodology used to prepare the constant bolivar financial statements. Note 28 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1999, 2000 and 2001 and total stockholders' equity at December 31, 2000 and 2001.

                                                                  Year Ended December 31,
                                       -------------------------------------------------------------------------------
                                           1997(1)    1998(1)       1999(1)      2000(1)(2)   2001(1)(4)    2001(3)(4)
                                       -------------------------------------------------------------------------------
                                                      (in millions, except per share and per ADS data)
Income Statement Data:
Venezuelan GAAP:
----------------

    Wireline services                          .
                                      Bs. 1,933,163   Bs. 1,745,034  Bs. 2,077,325   Bs. 2,000,984   Bs. 1,818,017       $   2,398

    Wireless services                       275,389         389,838        368,466         335,707         409,413             540
    Other telecommunications-related         24,787          41,357         49,242          51,859          55,596              74
    services
                                        -------------   -------------  -------------    ------------    ------------    ------------
       Total operating revenues           2,233,339       2,176,229      2,495,033       2,388,550       2,283,026           3,012
    Operating expenses                   (1,640,141)     (1,923,203)    (2,316,922)     (2,365,052)     (2,136,131)         (2,818)
                                        -------------   -------------  -------------    ------------    ------------    ------------
    Operating income                        593,198         253,026        178,111          23,498         146,895             194
    Other income (expense), net              88,567         (32,636)       (47,102)        (39,496)        (24,744)            (33)
                                        -------------   -------------  -------------    ------------    ------------    ------------
  Income (loss) before income taxes
       and cumulative effect of
       accounting change, net of tax        681,765         220,390        131,009         (15,998)        122,151             161
  Income tax provision                      153,787           1,490         17,391          39,779          43,024              57
                                        -------------   -------------  -------------    ------------    ------------    ------------
  Income (loss) before cumulative
      effect of accounting change,
      net of tax                            527,978         218,900        113,618         (55,777)         79,127             104
  Cumulative effect of accounting
  change, net of tax                              -               -              -         (45,494)              -               -
                                        -------------   -------------  -------------    ------------    ------------    ------------
  Net income (loss)                     Bs. 527,978     Bs. 218,900    Bs. 113,618    Bs. (101,271)     Bs. 79,127       $     104

  Operating income per share            Bs.  593.20      Bs. 253.03     Bs. 178.13       Bs. 24.68      Bs. 160.64       $    0.21
  Operating income per ADS                 4,152.39        1,771.18       1,246.90          172.79        1,124.45            1.48
  Income (loss) per share before
      cumulative effect of accounting
      change, net of tax                     527.98          218.90         113.63         (58.59)           86.53            0.11
  Income (loss) per ADS before
      cumulative effect of accounting
      change, net of tax                   3,695.85        1,532.30         795.41        (410.14)          605.70            0.79
  Net income (loss) per share                527.98          218.90         113.63        (106.38)           86.53            0.11
  Net income (loss) per ADS                3,695.85        1,532.30         795.41        (744.67)          605.70            0.79
  Basic net income (loss) per share (5)      527.98          218.90         113.63        (106.38)           86.53            0.11
  Basic net income (loss) per ADS (5)      3,695.85        1,532.30         795.41        (744.67)          605.70            0.79
  Cash dividends declared per share (6)       33.95          222.62          79.48           74.17           69.23            0.09
  Cash dividends declared per ADS (6)         237.68       1,558.31         556.41          519.20          484.58            0.64
  Extraordinary cash dividends declared
       per share (6)                              -               -         127.36               -          528.46            0.70
  Extraordinary cash dividends
       declared per ADS (6)                       -               -         891.53               -        3,699.20            4.88
  Average shares outstanding (7)           1,000.00        1,000.00         999.90          951.96          914.46




                                           1997(1)      1998(1)        1999(1)      2000(1)(2)      2001(1)(4)    2001(3)(4)
                                       ---------------------------------------------------------------------------------------
                                                      (in millions, except per share and per ADS data)
U.S. GAAP:
----------
   Total operating revenues          Bs. 2,233,339   Bs.2,176,229   Bs.2,495,033   Bs.2,388,550   Bs.2,283,026    $   3,012


   Operating income                        328,862        238,080        178,111         23,498        146,895          194
   Net income (loss)                       237,971        243,943        213,264        (29,408)        47,085           62
   Net income (loss) per share              240.13         246.00         214.93         (31.14)         52.02         0.07
   Net income (loss) per ADS              1,680.89       1,722.01       1,504.54        (217.97)        364.13         0.48
   Cash dividends declared per share         33.95         222.62          79.48          74.17          69.23         0.09
   (6)

   Cash dividends declared per ADS (6)      237.68       1,558.31         556.41         519.20         484.58         0.64
   Extraordinary cash dividends

   declared                                      -              -         127.36              -         528.46         0.70
       per share (6)
   Extraordinary cash dividends

   declared                                      -              -         891.53              -       3,699.20         4.88
       per ADS (6)
   Average shares outstanding (7)           991.02         991.63         992.23         944.38         905.15

---------------------------------------

(1)  Bolivar amounts are in constant bolivars as of December 31, 2001.
(2) Year 2000 data includes a special one-time charge of Bs. 123.9 billion or approximately $163 million related to a workforce reduction program. See "Item 5. Operating and Financial Review and Prospects."
(3) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 758.00 = $1.00, the Daily Exchange Rate on December 31, 2001. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all. See "-- Exchange Rates."
(4) In 2001, the Company recorded a one-time charge of Bs. 36.1 billion or approximately $48 million, for special termination benefits, related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. See "Item 5. Operating and Financial Review and Prospects."
(5) During the periods presented, there were no common stock equivalents having a dilutive effect.
(6) In 1997, ordinary cash dividends declared per share and per ADS at the dividend declaration date (expressed in nominal bolivars) were Bs. 13.24 and Bs. 92.68, respectively, or $0.03 and $0.19, respectively. In 1998, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 124.10 and Bs. 868.70, respectively. The Company paid the dividends declared in 1998 in two equal payments. The first payment represented $0.12 per share and $0.81 per ADS and the second payment represented $0.11 per share and $0.75 per ADS. In 1999, the Company declared and paid an ordinary dividend and an extraordinary dividend. Ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 55.33 and Bs. 387.31, respectively, or $0.09 and $0.63, respectively. Extraordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 100.00 and Bs. 700.00, respectively, or $0.15 and $1.05, respectively. In 2000, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 60.00 and Bs. 420.00, respectively, or $0.09 and $0.63, respectively. On March 27, 2001, the Company declared an ordinary cash dividend of Bs. 63 per share and Bs. 441 per ADS, or $0.09 per share and $0.62 per ADS. This dividend was paid on April 6, 2001. On October 24, 2001, the Company declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS payable in two installments. The first payment of Bs. 284 per share and Bs. 1,988 per ADS equivalent to $0.38 per share and $2.66 per ADS, respectively, was made on December 10, 2001. The second payment of Bs. 236 per share and Bs. 1,652 per ADS equivalent to $0.26 per share and $1.82 per ADS, respectively, was made on March 18, 2002. Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date.
(7) The average shares outstanding under Venezuelan GAAP includes shares held by the Company for distribution to employees in the form of awards. Under U.S. GAAP, these shares are treated as treasury stock, and the average shares outstanding does not include treasury stock.

                                                                  At December 31,
                               ----------------------------------------------------------------------------------------
                                 1997(1)        1998(1)        1999(1)         2000(1)        2001(1)       2001(2)
                               ----------------------------------------------------------------------------------------
                                                 (in millions, except per share and per ADS data)
Balance Sheet Data:
Venezuelan GAAP:
----------------

   Working capital             Bs. 285,180    Bs. 344,698    Bs. 461,679     Bs. 332,524   Bs. (134,380)     $  (177)
   Property, plant and
       equipment, net            4,247,936      4,235,003      3,969,468       3,628,621      3,122,840        4,120
   Total assets                  5,700,113      5,661,683      5,520,721       5,212,212      4,292,020        5,662
   Total indebtedness              576,282        564,194        503,230         445,601        361,208          477
   Capital stock                 1,636,733      1,636,733      1,634,754       1,516,016      1,290,104        1,702
   Total stockholders'           4,266,539      4,266,062      3,976,057       3,564,685      2,722,086        3,591
   equity (3)

U.S. GAAP:
----------
   Property, plant and
       equipment, net        Bs. 4,306,476  Bs. 4,301,136  Bs. 4,046,978   Bs. 3,717,668  Bs. 3,218,179     $  4,246
   Capital stock                 1,592,877      1,596,495      1,594,516       1,475,778      1,249,866        1,649
   Total assets                  5,714,797      5,687,578      5,566,521       5,329,874      4,377,640        5,775
   Total stockholders'           4,124,898      4,156,740      4,021,857       3,682,347      2,807,706        3,704
   equity (3)

--------------------------------

(1)  Bolivar amounts are in constant bolivars as of December 31, 2001.
(2) Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 758.00 = $1.00, the Daily Exchange Rate on December 31, 2001. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See "-- Exchange Rates."
(3) Stockholders' equity and net asset are interchangeable, but generally stockholders' equity applies to business enterprises and net assets to not-for-profit organizations. Reduction in 2001 primarily due to repurchased shares of Bs. 450,078 million.

                                                                 Year Ended December 31,
                                           --------------------------------------------------------------------
                                              1997         1998           1999          2000          2001
                                           --------------------------------------------------------------------
Inflation and Devaluation Data:
   Increase in Consumer Price Index           37.6%          29.9%       20.0%          13.4%         12.3%
   Increase in Wholesale Price Index          17.3%          23.3%       13.6%          15.8%         10.2%
   Rate of bolivar devaluation                 5.9%          11.9%       14.9%           7.8%          8.3%

Average Shares Outstanding

         Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding at December 31, 1997, 1998, 1999, 2000 and 2001 under Venezuelan GAAP were 1,000,000,000; 1,000,000,000; 999,897,508; 951,961,030 and 914,462,757 shares, respectively. Under U.S. GAAP, shares held by the Company for distribution to employees in the form of awards are treated as treasury stock, and are not included in the calculation of average shares outstanding. Under Venezuelan GAAP these shares are treated as an investment and are included in calculating the average shares outstanding.

Exchange Rates

         The following table sets forth the average, high, low and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed as bolivars per U.S. dollar concerning bolivar/U.S. dollar exchange rates for the years 1997, 1998, 1999, 2000 and 2001, each of the last 3 months of 2001 and each of the first 5 months of 2002:

                                                                                                         End of
Year Ended December 31,                          High (1)           Low (1)          Average (2)           Year (3)
---------------------------------             ---------------     ------------      ---------------    ---------------
1997                                                  504.80           474.90               490.57           504.80
1998                                                  582.50           511.15               550.72           565.00
1999                                                  649.25           573.75               609.41           649.25
2000                                                  700.50           655.75               682.41           700.50
2001                                                  758.00           701.25               726.55           758.00

                                                                                                         End of
Monthly                                          High (4)           Low (4)          Average (5)          Month (6)
                                              ---------------     ------------      ---------------    ---------------
Year 2001

  October                                             744.25           742.01               743.22           744.25
  November                                            747.65           743.25               745.10           747.25
  December                                            768.00           747.75               753.64           758.00

Year 2002

  January                                             766.20           759.25               762.40           766.20
  February                                          1,073.25           767.75               898.51         1,016.25
  March                                             1,001.26           871.25               922.66           921.00
  April                                               921.00           836.00               871.38           846.00
  May                                               1,161.00           856.00               985.80         1,125.00

--------------------------------------------

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

         On May 31, 2002, the Noon Buying Rate was Bs. 1,125.00 = $1.00 (equivalent to Bs. 1.00 = $0.00089).

         The Company's financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

         There are currently no restrictions under Venezuelan law on the export or import of capital including, without limitation, foreign exchange controls, restrictions on payments or remittance of dividends. See "Item 10. Additional Information -- Exchange Controls." There can be no assurance that the Government will not institute restrictive exchange control, payments or dividend remittance policies in the future. See "-- Risk Factors."

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

Reasons for the Offer and Use of Proceeds

         Not applicable.

Risk Factors

Factors Relating to Venezuela

Venezuelan Political Risk

         Substantially all of the Company's businesses are conducted in Venezuela. The Company's results of operations and financial condition have been, and are expected to continue to be, affected generally by inflation, exchange rates, interest rates, changes in Government leadership and policy, taxation and other political, economic or other developments in or affecting Venezuela. Venezuela has had continuous democratically elected governments since 1958. However, overthrows of the Government were attempted in 1992 and again in April 2002, but were quickly suppressed by military and civil forces. In May 1993, the Venezuelan Senate voted to authorize impeachment proceedings against then-President Carlos Andres Perez. The current President, Hugo Chavez Frias, who led one of the 1992 coup attempts, was elected in December 1998 and took office in February 1999. In April 2002, after growing protests, President Chavez was himself subject to a governmental coup that lasted 3 days, and ended with his restatement as president on April 14, 2002.

         Since taking office, the government of Hugo Chavez has implemented significant political changes. The Chavez administration convened the National Constituent Assembly for the purpose of writing a new Venezuelan Constitution, which became effective on December 30, 1999 and provided for a new "Citizen Power" branch of the Government in addition to the President, National Assembly and Supreme Justice Court. On July 30, 2000 President Chavez was re-elected and his political party, Movimiento Quinta Republica (MVR) (the Fifth Republic Movement), also won 77 of 165 seats in the Congress. President Chavez's government has relied heavily on his connection with the Venezuelan military and there has been increasing controversy over the use of armed forces personnel in traditionally non-military roles. For example, the appointment of active or retired military officers to high government posts including the presidencies of the major state-owned corporations, Petroleos de Venezuela, S.A. ("PDVSA"), CITGO Petroleum Corporation and Corporacion Venezolana de Guayana ("CVG"). In August 2000, President Chavez announced plans for broad economic reform, designed to promote private investment and economic growth. In November 2000, the Venezuelan National Assembly passed the Ley Habilitante (the "Enabling Law"), which allowed President Chavez for a one year period to enact laws by decree relating to infrastructure and the financial sector, which may negatively affect foreign investment.

         On November 13, 2001, President Chavez enacted forty-nine (49) laws under the Enabling Law, including the Hydrocarbons Law, Land and Agricultural Development Law, Fishing and Aquaculture Law, Coastal Zones Law, General Law of Marine and Related Activities, General Banking and other Financial Institutions Law, Cooperative Association Special Law, Partial Reform of Auction Law, Road Transit Law and the Statute of Public Function Law. The approval of these laws has created controversy and has been called into question by the business sector and other analysts because of their State-interventionist and undemocratic orientation. Together, these laws may affect present and future private and foreign investment and could jeopardize property rights.

         The laws enacted in November 2001 under the Enabling Law has also been questioned by La Federacion Venezolana de Camaras y Asociaciones de Comercio y Produccion (The Venezuelan Federation of Commerce and Production Chambers and Associations) ("Fedecamaras"), the leading federation of trade and industry organizations. Fedecamaras asserted that these laws were approved without proper debate and without satisfying the consultative requirements for approving laws pursuant to the Organic Law of Public Administration and the National Constitution of 1999.

         The discontent produced by the laws enacted in November 2001 under the Enabling Law developed into massive public protests that have raised the level of political instability. Among the most important protest actions was the national strike on December 10, 2001. Organized by Fedecamaras, the strike received the support of all the important businesses sectors of the country (banking, commerce and industry) and paralyzed essentially all commercial activity that day. Additionally, some sectors have petitioned the Tribunal Supremo de Justicia ("Supreme Justice Court") for partial or total nullification of these laws. Specifically, La Federacion Nacional de Ganaderos ("Fedenaga") (The National Federation of Cattle Producers) filed a request for a nullification order against the Land and Agricultural Development Law, while Fedecamaras filed a nullification order against all of the laws approved under the Enabling Law. The National Assembly established a forum to discuss all the proposed reforms to these laws; in particular, Accion Democratica, an opposition political party, has asked for a vacatio legis (an extension of the time period between the enactment of a law and the date on which it becomes effective) for all the laws.

         Discontent and dissidence against the current Government has been expressed in Venezuela and reflects not only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasing confrontational attitude of the President against diverse social sectors considered as key institutions, such as the Catholic Church, the media and the Confederacion de Trabajadores de Venezuela ("CTV") (Confederation of Venezuelan Workers), the biggest labor union organization. President Chavez's popularity has declined to approximately 20% to 30%, as indicated by several opinion polls ratings (Consultores 21, Datanalisis and Alfredo Keller y Asociados). In 1999 these polls showed the President's popularity at 80% to 90%.

         In early 2002, several active members of the armed forces and the National Assembly considered loyal to President Chavez, publicly expressed their dissidence with the Government. In the economic sector there is uncertainty regarding very important laws, particularly relating to taxation and social security matters. The political uncertainty in Venezuela has increased substantially in recent months. Specifically, tensions within the media, labor unions, management of PDVSA and industrial associations has intensified, leading to regular demonstrations both in favor of and against the Venezuelan Government. Managers of PDVSA, who did not support the appointment of President Chavez loyalists to the company's board of directors and increased government control of the company, participated in a work slowdown in late February 2002 and began a strike on April 4, 2002. On April 9, 2002, leaders of the CTV and Fedecamaras joined PDVSA's strike, calling for a general strike that lasted three days and culminated on April 11, 2002 with a massive opposition march in Caracas. Violence between protesters and supporters of President Chavez during that march resulted in the death of 17 Venezuelans. This event prompted dissident officers of the armed forces to intervene and ask President Chavez to resign. During the early hours of April 12, 2002 President Hugo Chavez, was forced out of office. A transitional government led by Pedro Carmona Estanga, head of Fedecamaras, replaced President Chavez. Mr. Carmona's decision upon taking office to dissolve Venezuela's elected National Assembly, as well as to fire members of the Supreme Justice Court and revoke the package of controversial laws enacted in November 2001 pursuant to the Enabling Law in 2001, were met with severe domestic and international criticism. Under pressure from military forces loyal to President Chavez and public demonstrations in support of President Chavez (who has denied that he ever resigned on April 12), and as a result of the lack of support for Mr. Carmona from moderate factions within the military and the general public, Mr. Carmona resigned and President Chavez was reinstated as President on April 14, 2002. In a conciliatory move, President Chavez dissolved the recently installed board of directors of PDVSA.

         These events demonstrate the divisions within the military as well as the discontent with President Chavez within the business and labor sectors. The issues and problems that mobilized many sectors of Venezuela society against President Chavez remain unsolved. These factors present an environment of increasing ungovernability, political polarization, and political and social instability.

There can be no assurance that the economic and political uncertainty, which has negatively affected the growth of the Venezuelan economy in the past, will not persist.

         The Government has historically exercised significant influence over the Venezuelan economy (including in 1994 by imposing exchange controls, assuming control of a number of large banks and imposing bonus payments to workers, and in 1996 by suspending constitutional rights), and although over the last few years the Government has intermittently begun reform programs to lessen the public sector's role in the economy, the Government continues to exercise a significant influence over the economy. Government actions concerning the economy are likely to continue to have an important effect on:

         o the financial condition and results of the operations of companies operating in Venezuela.

         o the ability of Venezuelan companies to make capital expenditures; and

         o the market prices, liquidity and return on securities carrying Venezuelan risk, such as the ADSs and the Class D Shares.

Economic Considerations

         Demand for telephone services in Venezuela and the Company's results of operations and financial condition have been, and are expected to continue to be, affected by the state of Venezuela's economy. Venezuela's gross domestic product ("GDP") decreased by 0.7% in 1998 and by 7.2% in 1999, and increased by 3.2% in 2000 and by 2.7% in 2001. Not accounting for petroleum related activities, Venezuela's GDP decreased by 0.8% in 1998, 4.9% in 1999, and increased by 2.7% in 2000 and 3.8% in 2001. See "-- Importance of Oil Sector." In 2002, it is expected that the bolivar will depreciate significantly and output will contract as inflation erodes purchasing power and, therefore, consumption. Despite increased oil prices, the continuation in 2002 of oil production constraints requested by the Organization of Petroleum Exporting Countries ("OPEC") will create Government revenue shortfalls, which will mean that efforts to spur growth through public spending and investment will be curtailed. There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company's services or on the Company's results of operations and financial condition. See "Item 5. Operating and Financial Review and Prospects."

Inflation and Tariff Regulation

         Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation as measured by the Consumer Price Index, or CPI, was 20.0%, 13.4% and 12.3% for 1999, 2000 and 2001, respectively, and as measured by the Wholesale Price Index, or WPI, was 13.6%, 15.8% and 10.2% for 1999, 2000 and 2001, respectively. Consumer and wholesale prices are expected to increase in 2002, fueled by currency devaluation. Consumer price inflation was approximately 4.2% in March, 2002, the highest monthly increase since May 1996, raising accumulated consumer price inflation for the first five months of 2002 to 10.5%. The Company estimates consumer and wholesale price inflation of 26% and 35%, respectively, for year end 2002 (in highly devaluationary periods, increases in wholesale prices tends to exceed increases in consumer prices, since the price increases in wholesale foreign components are higher than for domestic ones). The remaining devaluation adjustment expected by year end 2002 and the increase in the minimum wage, effective beginning in May 2002, will add to upward pressure on prices, to be offset, in part, by weak domestic demand.

         Prior to entering into an agreement in February 2000 with Comision Nacional de Telecomunicaciones (the National Commission of Telecommunications) ("CONATEL") relating to, among other things, the rates CANTV charged for telephone services during 2000 (the "Agreement"), CANTV's rates were regulated under the Concession (as described herein). See "Item 4. Information on the Company -- Regulatory Framework." The Concession had provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second quarter preceding the adjustment. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

         The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession's price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons. In March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. Thereafter, CANTV was unable to obtain approval to increase its tariffs as stipulated in the Concession until the Agreement.

         Under the Agreement, the first tariff increase became effective on March 23, 2000 and the second tariff increase become effective on June 16, 2000. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation and the Concession -- the Agreement." The tariffs under the Agreement were effective only until March 10, 2001 if CANTV and CONATEL were unable to reach an agreement on the tariffs to apply to CANTV after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000.

         CANTV is now subject to tariff regulation under the new regulatory framework as the established operator in the telecommunications services market in Venezuela. On February 19, 2001 pursuant to the Ley Organica de Telecomunicaciones (Gaceta Oficial No. 36,970, enacted on June 12, 2000) (the "New Telecommunications Law"), CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001 and a new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. The first tariff increase became effective on March 11, 2001 and the second tariff increase became effective on July 1, 2001. The revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published on May 30, 2002 in Official Gazette No. 37,454, and became effective from June 15, 2002. This tariff plan includes a tariff simpliciation with the introduction of three new tariff plans to replace the five existing plans and retains flat rate and prepaid services. The purpose of the new tariff plan is to simplify the existing tariff structure and better match the needs of each customer according to their usage patterns while also accommodating those customers who are considered heavy Internet users. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation of Tariffs." Under the new rate plans, local usage, monthly rent and domestic long distance tariffs expressed in nominal bolivars were increased by approximately 20%, international long distance rates were increased by 12.8% and local public telephone service rates were increased by approximately 22%.

         Under the new tariff-setting system, the maximum tariffs may be adjusted upwards or downwards based on a formula tied to the Wholesale Price Index and the rate of devaluation in the bolivar. The new tariff-setting system provides for an upward or downward adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of a comprehensive index based on the Wholesale Price Index and the rate of devaluation in the bolivar.

CANTV may apply for an upward adjustment to the established tariffs up to the excess percent that the accumulated index is greater than 2.5% from the projected index. CONATEL may request a downward adjustment to the established tariffs by the excess percent that the accumulated index is less than 2.5% from the projected index. Where the accumulated index deviates in excess of 7.5% from the projected index, CONATEL is required to revise the tariff-setting formula. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation of Tariffs."

         As in the past, delays and variances in the tariff-setting system may cause the inflation rate used as a basis for adjustment of CANTV's tariffs to differ from the rate of inflation prevailing during the period in which the adjustment is made and in periods of increasing inflation CANTV's rates may not always fully offset the effects of inflation. CONATEL may not allow or may delay upward adjustments to CANTV's rates pursuant to the new price-cap system. Increasing inflation may also cause a reduction in the value of CANTV's accounts receivable balance. Also to the extent that CANTV's rates are adjusted on the basis of agreed-upon projected exchange rates, devaluation of the bolivar at rates greater than the ones contemplated by the tariff-setting system or the inability of the Company to raise its tariffs pursuant to the new tariff-setting system to compensate for exchange losses and inflation, could result in an adverse effect on the Company's financial condition and results of operations.

Exchange Controls and Currency Devaluation

         On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, American Depositary Receipts ("ADRs"), Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996.

         The Central Bank of Venezuela, in order to avoid significant fluctuations in the exchange rate, intervened to maintain the exchange rate between 7.5% above and 7.5% below a reference rate set by it. Such reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar. The Central Bank of Venezuela indicated that such reference rate was to be adjusted by 1.16% to 1.28% monthly. Under this policy, the reference rate for the Central Bank of Venezuela was Bs. 686.54, Bs. 700.00 and Bs. 758.00 per U.S. dollar at December 31, 1999, 2000 and
2001, respectively. However, the deterioration of Government revenue streams, as well as increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves beginning in late 2001, forced the government to announce, on February 12, 2002, that the bolivar would float freely. Under this new exchange rate policy, the rate for the Central Bank of Venezuela was Bs. 1,132.25 per U.S. dollar on May 31, 2002. The currency has been devalued approximately 49.4% from December 31, 2001 to May 31, 2002, and the Company estimates total devaluation for 2002 will be 58.3%.

         There can be no assurance that the Government will not impose foreign exchange restrictions or otherwise take future action to limit the ability of depositaries to repatriate capital or remit dividends on shares of Venezuelan companies represented by ADSs, Global Depositary Shares or Global Depositary Receipts or to restrict the Company's ability to deliver underlying Class D Shares in exchange for ADSs. The bolivar is expected to continue to decline in value with respect to the U.S. dollar. Such decline could adversely affect the financial condition and results of operations of the Company and the market value of the Class D Shares and the ADSs. See "Item 10. Additional Information -- Exchange Controls."

         Substantially all of the Company's revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation, under current market conditions, the Company does not engage in hedging activities. Reductions in the value of the bolivar against the U.S. dollar and other foreign currencies have significantly affected the business and operations of the Company in the past and may do so again in the future. If the value of the bolivar relative to the U.S. dollar continues to decline substantially, the Company's consolidated net income and stockholders' equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in the ADSs and the Class D Shares could also be adversely affected.

         Cash dividends and other cash distributions, if any, with respect to the Class D Shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by the Depositary in respect of such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela. Consequently, the U.S. dollar amount of any cash distributions made by Bank of New York (the "Depositary") pursuant to the Deposit Agreement, to holders of ADSs would be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

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

Importance of Oil Sector

         The petroleum industry is central to and dominates the Venezuelan economy. Oil GDP increased by 9.4% in 1997, increased by 2.0% in 1998, contracted by 7.4% in 1999, increased by 3.2% in 2000 and contracted by 0.9% in 2001. In 2001, the oil industry accounted for an estimated:

         o        26.4% of Venezuela's total GDP;
         o approximately 48.0% of the Government's total current revenues; and
         o        80.0% of the total value of Venezuela's exports.

         Therefore, the rate of economic growth, the level of tax revenue, Government spending and Government borrowing and the supply of foreign exchange in Venezuela are materially affected by oil prices and general conditions in the international petroleum markets. A future downturn in the economic results of Venezuela's petroleum industry may have a material adverse effect on the Venezuelan economy, which could adversely affect the financial condition and results of operations of the Company.

         Beginning in the fourth quarter of 1997 and continuing through the first quarter of 1999, Venezuelan economy was adversely affected by the significant decline in international oil prices. During that period, Venezuela and other oil producing nations realized lower per barrel oil prices than at any other time in the past ten years. As a result of the decline in oil revenues, cuts in Government spending and a decline in foreign and domestic private investment, Venezuelan economy contracted in 1998. Beginning in April 1999, international oil prices increased partially as a result of production cuts mandated by OPEC. The Government has announced a desire to strengthen OPEC and continue with OPEC's directed production cuts.

         The average price of Venezuelan oil was $26.4 per barrel in 2000 and $20.3 per barrel in 2001. Despite, the commitment by OPEC members to cut output, as a price stabilization mechanism, world oil prices have been falling since 2001. The continuation of OPEC-generated oil production constraints in the earlier part of 2002 have limited Government revenues. In February 2002, the Government, for budgetary purposes, restated its estimate for the average oil price for 2002 downward from $18.5 per barrel to $16 per barrel. To compensate for the expected shortfall in oil revenues, the Government announced spending cuts, a reform to the value added tax ("IVA") and the implementation of a financial transactions tax ("IDB").

         Under the power granted to President Chavez by the Enabling Law, the Hydrocarbons Law was enacted in November 2001. This law ratifies the exclusive ownership rights of the state over PDVSA, the state oil company. Primary activities of exploration, extraction and storage will be reserved for state enterprises or companies in which the state has a majority stake. The law also proposes to reduce the maximum income tax rate for oil companies from 67% to 34%, but contemplates an increase in production tax or royalty from 16.7% to 30% of the volume of extracted hydrocarbons, one of the highest in any oil-producing country. The revenue impact of the royalty increase far outweighs that of the income tax reduction and would make several current PDVSA projects unprofitable. This New Hydrocarbons Law may limit the potential for foreign investments in the country's oil sector mainly for three reasons. First, reserving exploration, extraction and storage for state-owned enterprises or those companies in which the state is a majority shareholder, will imply that all joint ventures and strategic alliances will require legislative approval (such as required by the Public Patrimony Safeguard Act and the Public Credit Act). Additionally, the National Assembly will have the right to modify the terms of any proposed joint venture or strategic alliance. These factors will limit investors' willingness to participate in financing of Government-controlled projects. Under the law, privately owned companies will be allowed to operate in the refining sector but the Government will have the right to set prices of refined products sold in the domestic market. Third, it is not clear whether the Hydrocarbons Law will apply to existing joint ventures.

Different Corporate Disclosure and Governance

         The securities laws of Venezuela, which govern publicly traded companies such as the Company, differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Venezuelan stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is subject to the periodic reporting requirements of the U.S. Exchange Act of 1934 (the "Exchange Act"), the periodic disclosure required for foreign issuers under the Exchange Act is more limited than the periodic disclosure required for U.S. issuers. In addition, the Venezuelan securities markets are not as highly regulated and supervised as the United States securities markets. Minority stockholders of the Company may also have fewer and less well defined rights under Venezuelan law and CANTV's Estatutos (the "By-laws") than they might have as minority stockholders of a corporation incorporated in a United States jurisdiction. See "Item 10. Additional Information -- Memorandum and Articles of Association" and Note 16 to the Audited Financial Statements.

         The liability of stockholders of a Venezuelan company, such as CANTV, including holders of Class D Shares, for company's losses is generally limited to their shareholdings in the company. The Venezuelan Commercial Code provides, however, that in the event that a company's accumulated losses

(calculated in accordance with Venezuelan GAAP on a constant bolivar basis), reduce stockholders' equity to an amount equal to or less than two-thirds of the company's capital stock (i.e., the aggregate of the par value of the company's outstanding capital stock on a nominal bolivar basis) a stockholders' meeting must be convened. At such meeting the stockholders must consider whether to: (i) liquidate the company, (ii) reduce the company's capital stock to an amount equal to the company's remaining stockholders' equity, (iii) require capital contributions from stockholders to the extent required so that stockholders' equity is equal to more than two-thirds of the company's capital stock or (iv) take none of the foregoing actions. If accumulated losses reduce stockholders' equity to an amount equal to or less than one-third of the company's capital stock, the company must be liquidated unless a stockholders' meeting is convened at which the stockholders determine to: (i) reduce the company's capital stock to the company's remaining stockholders' equity or (ii) require capital contributions from stockholders to the extent required so that stockholders' equity is equal to more than two-thirds of the company's capital stock. If the stockholders decide to require capital contributions or to increase the capital stock as described above, each stockholder is required under penalty of forfeiture of such stockholders shares, to contribute additional capital to the company based upon the number of shares that it holds, provided that any stockholder that did not attend the meeting in person or by proxy or that voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share of the shares that it holds, calculated based upon the company's most recent unconsolidated balance sheet that has been approved at a meeting of the company's stockholders.

         The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

         o Under Venezuelan GAAP, due to the economy of Venezuela having experienced periods of significant inflation in the recent past, the use of financial statements restated for general price level changes is allowed. In most circumstances U.S. GAAP does not allow for the restatement of financial statements for general price level changes;

         o Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation. U.S. GAAP requires that deferred tax assets and liabilities be established for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured;

         o In accordance with Venezuelan GAAP, in its inflation adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is reflected in inflation adjusted financial statements; and

         o Under U.S. GAAP, shares held by the Company for distribution to employees in the form of awards are treated as treasury stock, and are not included in the calculation of average shares outstanding. Under Venezuelan GAAP these shares are treated as an investment and are included in calculating the average shares outstanding.

Venezuelan Taxation of ADSs and Class D Shares.

         Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior to December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001 and which are paid in cash with respect to Class D Shares, are considered Venezuelan local-source income. As such, the dividend payment will be subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan persons (including corporations), the 34% withholding rate may be further reduced or even eliminated by applicable treaty. Unless an applicable treaty provides otherwise, stock dividends paid with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% at the time that such stock is disposed by the shareholder.

         For purposes of determining the taxable base in the distribution of dividends, and except as otherwise provided by an applicable treaty, the term "taxable dividend" for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits (from January 1, 2003 accumulated earnings and profits should be determined according to Venezuelan GAAP) exceeds the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term "dividend" usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

         The unrealized gain derived from either accumulated or current earnings and profits for periods closing after January 1, 2001 with respect to the ADSs (whether in cash or in stock) will be treated as a dividend arising from a Venezuelan asset (Class D Shares), taxable to any recipient of the dividend. Where a tax treaty applies, the ordinary 34% tax rate that is applicable may be reduced to a series of rates ranging from 0% to 15%.

         Prospective investors of the ADSs should carefully read, and should also consult their tax advisors with respect to, the summary of Venezuelan and United States taxes set forth under "Item 10. Additional Information -- Venezuelan Tax Considerations -- Taxation of Dividends."

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

Factors Relating to the Company

Concession and the New Telecommunications Law

         The Company experienced certain difficulties in implementing certain aspects of the Concession, including actions contemplated to be taken by the Government and actions contemplated to be taken by the Company under the Concession. There can be no assurance that any disputes that may arise between the Company and the Government in the future will be resolved expeditiously or in a manner favorable to the Company. See "Item 4. Information on the Company -- Regulatory Framework" and Note 2 to the Audited Financial Statements.

         The Concession contemplated the implementation of a rate rebalancing program to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers and thereby permitting CANTV to offer competitive pricing for its international and domestic long distance services by the year 2000. The Concession also contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions in Venezuela existing since 1994 and other factors, such rebalancing did not take place as contemplated in the Concession. On September 9, 1996, CANTV entered into an agreement with the Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) (the "Ministry") designed to achieve the level of rate rebalancing originally contemplated by the Concession. In 1997, CONATEL delayed the quarterly rate increases and rate rebalancing authorized under the Concession and this agreement for fourteen days. In February 2000, following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession, CANTV and CONATEL entered into the Agreement with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. During there was no economic or other factor requiring the application of tariff rate rebalancing.

         The New Telecommunications Law enacted on June 12, 2000 provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See "Item 4. Information on the Company -- Regulatory Framework." CANTV is subject to tariff regulation under the new regulatory framework until there is meaningful competition in the telecommunications services market in Venezuela. New market entrants are not subject to tariff regulation by CONATEL and are free to set rates. The revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published on May 30, 2002 in Official Gazette No. 37,454, and became effective from June 15, 2002. This tariff plan includes a tariff simplification with the introduction of three new tariff plans to replace the five existing plans and retains flat rate and prepaid services. The purpose of the new tariff plan is to simplify the existing tariff structure and better match the needs of each customer according to their usage patterns while also accommodating those customers who are considered heavy Internet users. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation of Tariffs." Under the new rate plans, local usage, monthly rent and domestic long distance tariffs expressed in nominal bolivars, were increased by approximately 20%, international long distance rates were increased by 12.8% and local public telephone service rates were increased by approximately 22%.

         There can be no assurance that rate rebalancing will ever be completed as contemplated under the Agreement or the Concession. In addition, while none of the Concession, the Agreement or the New Telecommunications Law requires CANTV to agree to any change in its rate mechanism, there can be no assurance that CONATEL will not delay changes in rates or attempt to revise the tariff-setting system and rate rebalancing mechanisms in ways which would have a material adverse effect on the Company's financial condition and results of operations. Also, as the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations and quality and service standards to be established under the new regulatory framework. There is no assurance that the disparity of treatment will be reduced or that it will not worsen and have a negative effect on the ability of CANTV to compete with new market entrants. Inasmuch CANTV continues to have the rates it charges subject to regulation while new market entrants are free to set rates, it may also experience decreases to its profit margin as a result of the opening of the telecommunications services market to competition. The extent of any decrease in profit margins will depend, in part, on the number of new market entrants that compete with CANTV for the more lucrative long distance services while CANTV retains the larger share of the less profitable local services market subject to price regulation. In the event that CANTV is unable to raise the rates it charges for local services without offsetting increases in call volume to compensate for losses in long distance service revenues, CANTV may experience an adverse effect to its financial condition and results of operation.

Delays in Receiving Payments from Government Entities

         The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, "Government entities"). In 2001, Government entities generated approximately 6% of the Company's wireline revenues.

         The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress (currently the "National Assembly") passed a law authorizing the issuance of bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amount of bonds authorized for payments of debt owed to CANTV as of December 31, 1998, under such legislation was estimated to be Bs. 63,218 million ($90.3 million). In December 2000, CANTV received a payment from the Government of Bs. 34,089 million ($48.7 million) from a bond issuance by the Government related to amounts outstanding in respect of years 1998 and prior. As of December 31, 2000, the amounts outstanding in respect of years 1998 and prior was Bs. 18,836 million. In 2000, the Government budgeted for issuance of bonds to cover the partial payment of amounts outstanding as of December 31, 1999, which totaled Bs. 137.5 billion after adjusting for inflation as of December 31, 2000. At December 31, 2001, Government entities owed the Company approximately Bs. 97,898 million ($129.2 million) of which approximately Bs. 60,899 million ($80.3 million) were outstanding from prior years. See Note 9 to the Audited Financial Statements. The amounts set aside for payments of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 43,300 ($57.1 million). In 2001, the Government approved a decree authorizing the issuance of bonds for the payment of basic services. During 2001, the Company collected Bs. 6,633 million from these bonds. As a result of negotiations with the Government, CANTV received, in February and in March 2002, payments of approximately Bs. 23,521 million ($22.6 million) from the Government related to accounts receivable from prior years representing 38.6% of the outstanding balance at December 31, 2001. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially.

         Although the Company has in the case of certain Government entities reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that have been budgeted for and can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the real value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or amounts to be billed in the future has had and will continue to have an adverse effect on the profitability of the Company.

Collections

         At December 31, 2001, the average number of days that receivables remained outstanding was approximately 41 days for all CANTV customers except Government entities, for which the average was approximately 353 days. The Company temporarily disconnected approximately 2.0 million wireline customers during 2001 due to non-payment. Although approximately 90% of such customers paid the overdue amounts and were subsequently reconnected. The Company applies a reconnection fee, which varies depending on the type of customer. The Company also charges interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that significant number of customers will not be disconnected for failure to pay for services and that such factors will not continue to have an adverse impact on the Company.

Competition

         Pursuant to the Concession, the Company was the sole provider of switched, fixed local, domestic and international long distance telephone services throughout Venezuela until November 27, 2000. Beginning on November 27, 2000, however, the Concession allowed for direct competition for these services. In addition, the Concession permitted the Ministry to grant concessions for basic telephone services to third parties prior to October 2000 in certain rural areas not served by CANTV.

         On January 15, 1991 CONATEL granted the first cellular concession to Telcel BellSouth, C.A. ("Telcel"). On May 19, 1992, the Company purchased a cellular concession from the Government and established Telecomunicaciones Movilnet, C.A. ("Movilnet").

         In December 1996, Infonet Redes de Informacion, C.A. ("Infonet") was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed digital fixed and mobile wireless services in rural areas in western Venezuela using global service mobile ("GSM") technology and has also expanded its services into large population areas. In January 1998, two additional companies were granted multiple service concessions. Corporacion Digitel C.A. ("Digitel") (since late 2000 majority owned by Telecom Italia) was granted a concession to provide service in seven central states and Digicel (formerly Consorcio Elca, C.A.) ("Digicel") was granted a concession to provide service in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

         With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. Beginning in November 2000, the Government started the auction of frequencies for Wireless Local Loop ("WLL") services. Five regions were defined, three permits in each region were auctioned and six concessions were granted. CANTV was not allowed to participate in this auction. See "Item 4. Information on the Company -- Regulatory Framework -- Competitive Framework." Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors are able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers.

         As of May 31, 2002, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. ("Genesis Telecom"), Entel Chile, S.A. ("Entel Chile"), Millicom International Cellular, S.A. ("Millicom"), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. ("ImpSat"), Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom Telecomunicaciones, C.A. ("Texcom"); Internet service providers ("ISPs"), such as CANTV.Net, C.A. ("CANTV.Net") (formerly CANTV Servicios, C.A.), T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; truncking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC, C.A. ("Conmovil"); and Cable TV operators, such as SuperCable ALK Internacional, C.A. ("SuperCable"), Cable Corp. TV, C.A. ("Cabletel") and Corporacion Telemic, C.A. ("Intercable"), including DirectTV satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers. As of May 31, 2002, only NetUno is operating as a local service provider.

         CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services ("LMDS") in each of five regions of Venezuela. LMDS is a fixed wireless service that offers a broad-band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

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

Labor Relations

         The Company's employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federacion de Trabajadores de Telecomunicaciones de Venezuela (Federation of Telecommunications Workers of Venezuela) ("FETRATEL"). Approximately 32.8% of the Company's 10,227 employees and approximately 46.0% of CANTV's 7,302 employees at December 31, 2001 were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to work under the terms of the expired contracts during negotiations. However, the Company has experienced work stoppages from time to time. The most recent work stoppage, which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997 the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement with FETRATEL, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to

June 18, 1999, Bs. 30,000 weekly salary increase to all union workers on June 18, 2000 and merit increases in June 2000 and 2001. CANTV is currently in negotiations with FETRATEL and expects to finalize a new labor agreement in July 2002. In recent weeks, FETRATEL has threatened to call for a strike. Future conflicts or disagreements with FETRATEL or with the Company's unionized employees or other employees could have a material adverse effect on the Company. See "Item 6. Directors, Senior Management and Employees -- Employees."

Liquidity of Market for Class D Shares

         The Venezuelan securities markets are substantially smaller, less liquid and more volatile than the securities markets in the United States and certain other countries. At May 31, 2002, the aggregate market capitalization of the seventeen largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 2,863,297 million ($2,529 million), of which the Company comprised approximately Bs. 930,389 million.

         A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities markets is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company is the largest company in Venezuela in terms of market capitalization and, at May 31, 2002 represented 32.5% of total market capitalization of the companies listed on the Caracas Stock Exchange.

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

Forward-Looking Information is Subject to Risk and Uncertainty

         Certain statements contained in this Form 20-F contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties, including
(i) the implications to the Company of the economic or political situation in Venezuela, (ii) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition, (iii) the Company's plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company's implementation of such plans, (iv) the Company's plans to expand its service offerings, (v) information as to potential competitors and as to the results the Company may obtain from its implementation of its business strategy, and (vi) the Company's plans and ability to implement further tariff increases and rate rebalancing. Actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Form 20-F, including, among others, the Company's success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economy, regulatory conditions and Venezuelan political and legal developments.

Item 4.           Information on the Company

Introduction

         CANTV is the primary provider of fixed telecommunications services in Venezuela. The Company provides substantially all of its services within Venezuela and substantially all of its operating income is derived from Venezuelan domiciled customers and from settlements with foreign carriers for calls completed in Venezuela. CANTV is the owner of the largest basic telecommunications network with nationwide coverage in Venezuela. Through this network, CANTV provides local, national and international telecommunications services. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. Through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

       CANTV is a "compania anonima" organized under the laws of Venezuela. CANTV was incorporated in Venezuela as Compania Anonima Nacional Telefonos de Venezuela (CANTV) on June 20, 1930. The Company's registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010 (58-212-500-6800). CANTV's Internet website address is http://www.cantv.com.ve. The information on CANTV's website is not incorporated into this document.

         The Company had operating revenues and net income of Bs. 2,283,026 million and Bs. 79,127 million, respectively, for the year ended December 31, 2001. At December 31, 2001, the Company had approximately 2.7 million access lines in service and approximately 2.5 million wireless subscribers.

History

         In December 1991, VenWorld Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela by a private consortium of companies and majority owned by an indirect wholly-owned subsidiary of Verizon Communications Inc. ("Verizon") (formerly GTE Corporation), acquired operating control and initially 40% of the equity share capital of CANTV from the Government through Banco de Desarrollo Economico y Social de Venezuela (Bank of Economic and Social Development of Venezuela) (formerly Fondo de Inversiones de Venezuela - the "Venezuelan Investment Fund") for a purchase price of approximately $1,885 million. After VenWorld obtained operating control, the Company substantially increased the number of access lines in service, modernized its network, increased employee productivity, consolidated operations, strengthened management controls and improved network planning, design and construction. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the "Initial Public Offering").

         The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon included: T.I. Telefonica Internacional de Espana, S.A. ("Telefonica Internacional"); C.A. La Electricidad de Caracas, S.A.C.A. ("Electricidad de Caracas"), Venezuela's largest private sector power generating and distribution company, now a subsidiary of AES Corporation ("AES"); Consorcio Inversionista Mercantil ("CIMA"), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. ("AT&T") (together with their successors, collectively referred to as the "Participants in the Consortium"). The Participants in the Consortium contributed broad operating experience and expertise to the operation of the Company and provided the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium entered into service agreements with the Company to provide technical, consulting and other assistance. See "Item 7. Major Shareholders and Related Party Transactions." VenWorld, as the holder of the Company's Class A Shares, had the right until January 1, 2001 to elect the president of the Company and the four principal directors, which collectively comprise a majority of CANTV's nine member Board of Directors. After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company's Class A Shares, together with one of the two directors that had been elected by the Government as holder of the Company's Class B Shares, are now elected by all holders of CANTV's outstanding shares voting as a single class. See "Item 6.

Directors, Senior Management and Employees."

         Beginning on December 4, 2000, VenWorld shareholders had the right to have their shares redeemed. The redemption of VenWorld shares enabled a shareholder to receive its pro rata portion of CANTV Class A Shares held by VenWorld, provided that the remaining VenWorld shareholders would not exercise a right of first refusal set forth in VenWorld's by-laws. If the right of first refusal were exercised, the redeeming shareholder would receive cash for its CANTV Class A Shares. All Class A Shares transferred to an entity other than Verizon, Telefonica Internacional, Banco Mercantil, C.A. or their respective affiliates will be, pursuant to CANTV's By-laws, automatically converted into Class D Shares. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries requested the redemption of their VenWorld shares. As of December 31, 2001, only Verizon, Telefonica Internacional and Banco Mercantil, C.A., as successor to CIMA, individually and as trustee, remained as VenWorld shareholders. As a result of these redemptions, VenWorld's ownership in CANTV decreased from 43.19% at December 31, 2000 to 32.95% at December 31, 2001.

         On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV's shares, agreed to liquidate VenWorld. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A Shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2002, Verizon held directly or through affiliates, 28.51% of the Company and Telefonica Internacional held approximately 6.91% of the Company.

         CANTV operates the nation-wide fixed-line network in Venezuela. CANTV's principal subsidiaries are Movilnet, CANTV.Net and Caveguias, C.A. ("Caveguias"). Movilnet was incorporated in Venezuela on March 24, 1992 and its business is to provide, manage and develop wireless telecommunications services. CANTV.Net was incorporated in Venezuela on January 26, 1994 and its business is to provide value-added services such as Internet access and data transmission. Caveguias was incorporated in Venezuela on November 12, 1975 and its business is to provide telephone directory information services.

         The Company is subject to comprehensive regulation and supervision by the Ministry and CONATEL. See "-- Regulatory Framework -- Regulation and the Concession."

         Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased the percentage of digital access lines installed in the Company's network from 62.3% at December 31, 1997 to 80.5% at December 31, 2001. All of the Company's international and domestic long distance switches are digital. During 2001, the Company has also continued connecting several cities to newly built segments of a high capacity broad-band fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. Wireless subscribers have increased from 374,875 at December 31, 1997, to approximately 2.5 million at December 31, 2001. Access lines in service have not significantly increased from 1997 because the

Company has focused its efforts on improving service quality and technology. Additionally, CANTV has implemented a stricter policy for the assignment of lines to customers.

         Since privatization, the Company has implemented a number of programs designed to lead to greater productivity and improved customer service. As a result of productivity improvements, the Company has been able to reduce the number of its employees and at the same time grow its business. Access lines in service per CANTV employee have increased from 203 at December 31, 1997 to 369 at December 31, 2001. As part of its customer service enhancements, the Company has automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnect and reconnect system. In addition, the Company has redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value-added services.

         On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced a unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS ($24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV's outstanding common stock for approximately Bs. 2,547 per share ($3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an Extraordinary Shareholders Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate a third share repurchase program for 15% of the Company's outstanding shares (The "Third Repurchase Program"). On October 9, 2001, the Comision Nacional de Valores (the Venezuelan National Securities Commission) ("CNV") issued Resolution 217 ordering VenWorld, holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase pursuant to the Company's proposed Third Repurchase Program. On November 5, 2001, GTE Venholdings B.V., an indirect subsidiary of Verizon, informed the Company of its intention to tender a number of shares to ensure that its direct percentage ownership interest immediately prior to and after the consummation of the Third Repurchase Program remained the same. On October 19, 2001, the CNV authorized the Company's Third Repurchase Program, subject to shareholders consent, and required AES to extend the date of its tender offer to expire simultaneously with the CANTV offer in The Third Repurchase Program.

         On October 24, 2001, CANTV held an Extraordinary Shareholders'
Assembly to approve, in part, the proposed Third Repurchase Program submitted by CANTV's Board of Directors. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program, CANTV began a cash tender offer at $30 per ADS in the United States and $4.29 per Class D Share of the Company in Venezuela. The period of the Company's Third Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the Third Repurchase Program, each of VenWorld and GTE Venholdings B.V., an indirect subsidiary of Verizon, tendered a number of shares of the Company such that its ownership in the Company would be equal to its percentage ownership in the Company immediately prior to the completion of the Third Repurchase Program.

         The October 24, 2001, Extraordinary Shareholders' Assembly also approved an extraordinary cash dividend of Bs. 520 per share ($0.70 per share) and Bs. 3,640 per ADS ($4.90 per ADS) which was paid in two installments, one of Bs. 284 per share ($0.38 per share) on December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share ($0.32 per share) on March 18, 2002 to shareholders of record as of March 6, 2002. At the same Extraordinary Shareholders' Assembly, CANTV's shareholders also approved an increase of such number of share comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing "Excellence Award" program and the creation of a new benefit plan called the "Value Fund," which would include up to 5.5% of the capital stock of the Company. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares outstanding enabling Class C shareholders to sell to the Company Class C Shares in the aggregate number of shares equal to the proportional amount accepted under, and at the same price as the price offered pursuant to, the Third Repurchase Program. As of December 31, 2001, the Company had not increased the Excellence Award program or created the new benefit plan Value Fund. On March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. As of May 31, 2002 the Value Fund has not yet been created.

Company Strategy

         The Company's mission is to maximize shareholders value through communications solutions that exceed customer expectations and meet evolving global technological standards in telecommunications. To achieve this end, the Company focuses its strategy towards obtaining profitable growth in its telecommunications business through increase market focus and by continuing to selectively expand its network, broaden service offerings, increase network utilization, increase market penetration, reduce costs and improve overall productivity. Key elements of the Company's strategy include:

         Improve Profitability Through Effective Customer Focus and an Integrated Service Offering. The Company has made substantial progress on its expansion and modernization program and continues to focus on key customer groups. The Company uses improvements in customer service and technological infrastructure to market its services more effectively following the opening of the Venezuelan market to competition in November 2000. The Company is implementing an integrated marketing approach by capitalizing on the operational synergies between CANTV and its subsidiaries to identify and meet customer needs. The Company has been integrating its information technology systems to provide the information and tools necessary to better target customers and improve overall customer service and satisfaction. The Company has also created business units to focus on specifically targeted customer groups. These units and customer groups are described below:

         CANTV Corporations. This unit is responsible for the relationships with the largest corporations operating in Venezuela. CANTV Corporations offers integrated telecommunications solutions and seeks new business opportunities to support the growth of data transmission services. This business unit is focused on providing high quality telecommunications services ranging from voice and data transmission to customer network management. CANTV Corporations plans to consolidate its Televoting/Telecontest product offering launched in 2000, which has become an integral part of the franchised TV contest programs aired. Televoting is a telecommunications product through which opinion polls and surveys can be conducted by telephone in a fast and economical way. Telecontest is a similar interactive product created to enable the measurement of response levels and ratings in connection with televised broadcasts and contests. This unit is developing new products such as Digital Video Network, a new digital and automatic platform for the distribution of TV signals with quality contribution; Telecommuting, a service that allows a large corporation to employ information systems resources from home or on the road; the 800 Inbound Service, an international reserve charge voice service; an emergency button service located in public areas and connected to security authorities; a 171 emergency number, a unique national emergency number; and the Credit Limit Plan based on the customer's historical record for the telephone usage services. This unit is also exploring alliances with State Governments for modernization of technological platforms in several states.

         CANTV Companies. This unit serves medium and small commercial clients in the financial, manufacturing, petroleum, media and service sectors. This unit develops and markets new services to these customers, focusing on enhanced services, including data transmission services, in order to increase access lines and usage per access line. During 2001, the Company has achieved 80.5% digitalization of its installed lines, and it continues to make investments designed to improve the quality of its network, including: (i) the planned completion during 2002 of a high capacity broadband fiber optic network linking some interurban and urban areas, (ii) the development of wireless technology to expand basic service where cost effective, and (iii) the offering of integrated services through CANTV's wholly-owned subsidiaries. During 2001, the Company introduced projects for TV video transmission, videoconferencing on demand and tele-security using remote video. The Company is also working on an additional new model for customer service through the Internet. With this new marketing channel, CANTV's customers will be able to access a web site to place new service orders, and review the status of their orders and claims, among other things.

         CANTV Public Institutions. This unit serves the Government, as well as state and municipal governments, and tailors its service offerings to the Government's diverse telecommunications needs. These include voice, data transmission, video and value-added services. By offering innovative services such as integrated services through CANTV's wholly-owned subsidiaries (Movilnet and CANTV.Net), a broad-band high-speed Internet access service called "Acceso Banda Ancha" ("ABA"), fixed wireline prepaid service through a prepaid card (called "Unica," currently used for wireline, wireless and Internet services) and a new digital invoice, the Company encourages the modernization of the telecommunications infrastructure used by the Government. The Company is also actively involved in several social projects such as the virtual library, which consists of computer rooms with Internet access offering a selection of reading titles and educational resources. The virtual library project is managed by regional governments. During 2001, the Company finalized plans to complete various technology assistance programs for four local governments including a community emergency "911" telephone service program, an on-line health information database, an educational program and greater community access to educational resources. Projects undertaken in cooperation with the Government include citizen watch, telemedicine and the modernization and expansion of the national postal office ("IPOSTEL"). Currently, the Company has completed 180 "Infocentros" and plans to install 40 centers during 2002. The Company completed the modernization of 27 offices of the "Servicio Nacional Integrado de Administracion Tributaria" (SENIAT) (National Integrated Service of Tax Administration) during year 2001 and plans the implementation of project "Conexion Aduanal" ("Custom Connection") which will allow customers to comply with value-added tax reporting and filing requirements on line. Additionally, the Company plans to upgrade the resources of the Ministry of Finance through the electronic trading of public debt bonds, and modernization of 26 offices of the Ministry of Infrastructure.

         CANTV Residential. This unit serves residential customers by seeking to increase services while decreasing the costs of providing these services. Its objective is to offer products and services under new technical platforms that promote usage and customer loyalty through improvements in customer care. As part of this objective, during 2000, CANTV introduced a fixed wireline prepaid service to make CANTV's services more accessible to lower income consumers. As a result, during 2001, prepaid lines increased 132,049 lines from 100,170 lines at December 31, 2000 to 232,219 lines at December 31, 2001. Additionally, in October 2000 CANTV Residential introduced "ABA," which provides broad-band high-speed Internet access for residential customers. During 2001, CANTV improved its preferred country and nights and weekends plans, introduced a flat rate, a local collect service and virtual home service. As of December 31, 2001 there were approximately 56,000 customers subscribed to preferred country plan. This plan allows the customer to select up to five countries and receive a discount of up to 20% for calls made to the selected countries. On December 31, 2001 approximately 205,000 customers used nights and weekends special flat rate national long distance plan, first introduced in November 2000. During 2001, this plan became regulated by CONATEL. In May 2001, the Company launched a new residential flat free plan with unlimited local minutes. As of December 31, 2001 there were approximately 100,000 customers affiliated to this flat rate plan.

         CANTV Public Telecommunications. This unit's objective is to provide to customers high quality public telecommunications services that meet a broad array of telecommunications needs. In order to achieve this objective, the Company offers high quality and prompt service throughout the country by using an innovative technology and a highly motivated employee workforce. CANTV Public Telecommunications offers several services including Communications Centers, prepaid debit card public telephones, rented public telephones, prepaid debit cards selling machines and other services. CANTV's Communications Centers, primarily located in areas of high commercial activity, provide a significant segment of the population with a convenient and safe alternative to public telephones and the added benefit of Internet access. They also reduce the Company's cost of providing telecommunications services through lower maintenance costs. Communications Centers have shown one of the higher rates of growth from among the various telecommunications services franchised by the Company during 2000 and 2001 with approximately 226 Communications Centers completed in 2001 reaching a total of 310 Communications Centers in operation as of December 31, 2001. During 2001, the Company installed 2,732 public telephones reaching a total of 87,748 public telephones in service as of December 31, 2001.

         CANTV Interconnection. This unit serves telecommunication operators, Internet service providers and value-added service providers. Also, this unit negotiates and settles the agreements with international operators for incoming and outgoing voice traffic. Its strategy is to (i) become the preferred "carrier's carrier" using the Company's current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices and network quality; (iii) develop long-term strategic alliances; and (iv) maximize the efficiency of the Company's interconnection facilities while minimizing costs. In May 2001, the Company entered into five revised interconnection agreements with telecommunication's operators and the first two interconnection agreements for basic telecommunication services. These agreements stipulate the terms for interconnections between CANTV's basic network systems and the networks for these companies. Additionally the Company is continuously developing specific packages that encourage other telecommunications services providers to use the Company's network. In addition, the Company continues to introduce new services to increase domestic and international traffic to strengthen its position in both the national and international data transmission markets.

         Continue Expanding Wireless Services. The Company, through its wholly-owned subsidiary Movilnet, plans to continue expanding its wireless communications business. The Company is also seeking to increase the revenues and margins of its wireless business by (i) minimizing customer acquisition cost; (ii) continuing the introduction of attractive products in the Venezuelan market; (iii) continuing the development of the wireless data market; (iv) expanding its geographic coverage and concentrating in key markets; (v) continuing improvement of Movilnet's market position through increased product segmentation; (vi) providing packages of services that maximize the utilization of Movilnet's technological, marketing and personnel infrastructure; and (vii) centralizing marketing efforts and client service functions to better focus on customer care, build loyalty and improve customer satisfaction. During 2001, the Company coordinated its marketing efforts with Movilnet to better serve its large corporate customers and make efficient use of marketing resources. Additionally, during 2001 Movilnet started a process to change the network technology from Time Division Multiple Access ("TDMA") to a third generation code division multiple access ("CDMA2000"), which is expected to be completed in the third quarter of 2002. The new network will increase its capacity by approximately 30% as compared to TDMA. Movilnet will operate the CDMA2000 network alongside its existing TDMA network for up to 10 years. CANTV believes that the migration process for existing TDMA users will not be a problem under this time frame. Movilnet will take advantage of CDMA's more efficient use of available wireless spectrum to grow in areas of the country where it has less spectrum available, thus effectively increasing the total capacity of the system. CDMA2000 provides a clear roadmap to high speed data services, allowing the Company to broaden its services and products portfolio.

         Grow Data Transmission and Value-Added Services. The Company provides various telecommunications services, including data transmission and an array of value-added services such as voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), direct long distance calling services to other countries, video conferencing, "web page" hosting, enhanced fax service, audio text, country-wide 900 service, Televoting, Telecontest and other intelligent network and data capabilities that increase network utilization. The Company plans to offer additional value-added services in the future and seeks to capture the largest share of this market by leveraging its existing infrastructure, its relationships with major shareholders such as Verizon and Telefonica Internacional and first-mover advantage, to be the first to offer new telecommunications services in Venezuela. Currently, the Company is testing the mobile prepaid service which will allow customers to make local, domestic and international long distance calls from any telephone, using a Dual Tone Multi-Frequency signal system. The payment system used for this mobile prepaid service will be "Unica", currently used for prepaid services by Movilnet, CANTV and CANTV.Net.

         Consolidate Our Position as the Preferred Internet Service Provider in Venezuela. The Company seeks to remain the recognized market leader in the provision of Internet services. The Company's strategy to retain the largest share of this high-growth market includes the development of an advanced services platform and integrated services network. The Company actively targets the development of Internet services in the corporate market by emphasizing long-term partnerships and delivering reliable and secure services aimed at ensuring the promises of the e-economy. The Company also continues to deliver and market its Internet services to medium and small-sized companies and to the broader consumer market.

         Achieve "World Class" Efficiency Standards. The Company has made substantial progress in reducing costs and increasing productivity, reducing CANTV's labor force by approximately 45.2% and increasing the number of access lines in service per CANTV employee by 82%, from 203 to 369, in each case, between December 31, 1997 and December 31, 2001. The Company has implemented special retirement programs to encourage workforce reductions. Other efficiencies achieved include improvement of internal controls, consolidation of operator centers and centralization of the Company's ordering and procurement processes. The Company is seeking to enhance the quality of its workforce through training programs, improved hiring practices and analysis of employee capabilities in connection with workforce reductions. The Company believes that these measures, in combination with the ongoing improvement of its network infrastructure, should continue to make possible substantial additional improvements in efficiency and productivity, which should result in improvements to its operating margins.

         Lead the Implementation of a Fair and Balanced Regulatory Framework. The Company seeks to promote a regulatory framework that will maintain and ensure the competitive position of the Company's telecommunications businesses and thereby help support the continued and future development of Venezuela's telecommunications infrastructure. Additionally, the Company seeks to ensure that it is compensated for providing access to its network. The Company has reached interconnection agreements with a number of competitive service providers and seeks to become Venezuela's preferred carrier by leveraging on its extensive country-wide fiber optic "backbone."

         Globalization. The Company continues to take advantage of its relationship with Verizon in order to benefit from its strengths in processes, systems and resources to strengthen the Company's own competitive position. In addition, in April 2001 Movilnet and CANTV.Net changed their logos to resemble CANTV's logo, as part of a brand name unification strategy. Using the same graphics and font, Movilnet adopted a new slogan "contigo siempre" ("Always with you") and CANTV.Net changed its name from CANTV Servicios to CANTV.Net and adopted the new slogan "te acerca el futuro" ("Taking you closer to the future").

Business Overview

Capital Expenditures

         The Company made capital expenditures of approximately $593 million, $706 million, $546 million, $442 million and $364 in 1997, 1998, 1999, 2000 and
2001, respectively. The Company presently plans capital expenditures of approximately $440 million in 2002 revalued from amounts estimated in December 2001. Expenditures are directed towards sales (52.7%), operations support (6.9%), overhead (7.7%), network (16.8%), systems (15.2%) and other (0.7%).
Sales expenditures cover new products and technologies. Operations support consists of the development, upgrading and installation of new systems. The Company's capital expenditures are expected to be funded through internally generated cash. Even though capital expenditures are expected to drop to lower levels in the 2003 to 2006 planning period, expenditures will continue to be directed towards network expansion, digitalization and modernization. The Company plans to continue to focus its capital investments on the wireless, data transmission and e-business areas.

Breakdown of revenues by category of activity

         The breakdown of revenues by category of activity for each of the last three years is included in "Item 5. Operating and Financial Review and Prospects -- Results of Operations for the Years Ended December 31, 1999, 2000 and 2001."

Domestic Telephone Services

         Domestic telephone services include local and domestic long distance and public telephone services. These services accounted for 23.6% of the Company's total operating revenues during 2001.

Local and Domestic Long Distance Services

         Pursuant to the Concession, CANTV until November 27, 2000, was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances. As of December 31, 2001, CANTV's domestic telephone network included approximately 3.1 million installed lines and 2.7 million access lines in service extending throughout the whole of Venezuela.

         The following table provides information relating to the development and improvement of the Company's domestic telephone system over the most recent five years:

                                                                At December 31,
                               -----------------------------------------------------------------------------------
                                      1997            1998            1999            2000            2001
                                  --------------  --------------  --------------  --------------  --------------
Lines installed                     3,403,521       3,550,706       3,546,538       3,074,506       3,093,110
Percentage of lines installed
  in digital exchanges                   62.3%           66.1%           68.5%           80.0%           80.5%
Access lines in service: (1)
   Non-residential                    736,759         681,761         634,969         627,785         621,369
   Residential                      1,895,838       1,859,073       1,870,859       1,892,801       1,970,161
   Public telephones                   70,012          75,097          80,033          85,016          87,748
   ADSL (3)                                 -               -               -           4,473          17,884
                                  --------------  --------------  --------------  --------------  --------------
   Total                            2,702,609       2,615,931       2,585,861       2,610,075       2,697,162
                                  ==============  ==============  ==============  ==============  ==============

Access lines in service per
  100 inhabitants                        11.8            11.2            10.8            10.7            10.9
Customer satisfaction (2)
   Public telephones                       70.1%           69.6%           72.3%          N/A             N/A
   Residential                             89.8%           91.5%           88.2%          N/A             N/A
   Non-residential                         88.2%           88.5%           83.2%          N/A             N/A

--------------------------------

(1)  References to "access lines in service" are to lines in billing.
(2) Percentage of customers satisfied with CANTV's service as measured by customer opinion surveys conducted by third parties. The lower customer satisfaction results obtained from the 1999 customer survey compared to the 1998 survey are primarily attributable to differences in survey design and methodology. Customer satisfaction data for 2000 and 2001 is not available because the survey design and methodology was not reviewed and approved by CONATEL as part of the Government's review of service quality mandates. CONATEL plans to issue a new regulation covering service quality mandates for all the operators. See "-- Regulatory Framework."
(3)  ADSL means Asymmetrical Digital Subscriber Lines.


         The number of lines installed during 2001 increased slightly by 18,604 (0.6%) from 3,074,506 lines at December 31, 2000 to 3,093,110 lines at December 31, 2001. This increase reflects the success of the prepaid platform combined with fewer permanent disconnections.

         During the year 2000, lines installed decreased by 472,032 (13.3%) from 3,546,538 lines at December 31, 1999 to 3,074,506 lines at December 31, 2000.
The decrease was due primarily to the elimination of analog lines. During 2000, the Company transferred and eliminated approximately 502,808 analog lines and installed approximately 43,504 new digital lines, which included 12,688 relocated digital lines.

         During 1997, the access lines in service increased 8.3% and penetration increased from 11.1 to 11.8 lines per 100 inhabitants. In 1998 and 1999, the number of access lines in service decreased 3.2% and 1.1%, respectively, reflecting the permanent disconnection of approximately 478,686 and 453,900 lines, in 1998 and 1999, respectively. The number of access lines in service increased slightly during 2000 by 0.9%, reflecting the success of the prepaid platform combined with fewer permanent disconnections. During 2001 the number of access lines in service increased by 3.3% driven by an increase of approximately 132,000 prepaid lines and were partially offset by a decrease of approximately 61,600 postpaid lines. At December 31, 2001, the Company had approximately 254,000 prepaid lines, of which approximately 167,000 were new customers and 87,000 were migrations from post-paid plans. Additionally, penetration decreased during 1998, 1999 and 2000, from 11.8 lines per 100 inhabitants in 1997 to 10.9 lines per 100 inhabitants in 2001 as a result of the general growth of the population. Permanent disconnections have resulted principally from management's continued aggressive focus on collections. The Company is reassigning these disconnected lines to new customers following upfront credit history checks. See "--Billing."

         Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and replaced obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network from 62.3% at December 31, 1997 to 80.5% at December 31, 2001. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. See "-- Regulatory Framework -- Regulation and the Concession."

         In order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers, the Company is further upgrading the network's technological infrastructure. The Company implemented ATM Frame Relay platforms in the second half of 1997. Additionally, in 1997 the Company began to install an advanced Signaling System 7 ("SS7") intelligent network platform. These technologies enhance the Company's ability to provide high speed data transmission services to its customers, as well as enhanced services including caller ID, automatic calling card validation, automatic redial and call forwarding. At December 31, 2001, the Company had installed the SS7 system through its local tandem, domestic and international long distance switches, and plans to continue expanding SS7 capabilities during 2002. During 1999, the Company began installing Digital Loop Carriers ("DLCs") and continued the implementation of DLCs in 2001. DLCs provide voice, data and video services and allow for the introduction of other potential future services, improving the present transmission resources (copper, fiber optics, radio, etc.), the switching exchange plant and available structure. DLCs allow line concentration and voice transmission services to remote locations as well as data transmission services in high concentration areas such as commercial areas. DLC technology will provide the current network with significant intelligence functionality. The Company upgraded approximately 12,480 and 14,520 lines to DLCs during 2000 and 2001, respectively, and expects to upgrade approximately 15,000 additional lines in 2002.

         The Company plans to install a new system called "Netcom," which is expected to be ready in June 2002, to optimize the centralized administration and inventory of the assigned and available network resources. Additionally, the Company has instituted an automated system called "Workforce Management" to track the delivery and completion of every job order, thus improving basic telephone services as well as data services.

         In the fourth quarter of 1998, CANTV launched Extended Local Area Service ("EAS") in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. EAS became effective as of January 1, 2002. As a result of this change, the Company expects approximately 10% to 12% of minutes currently classified as domestic long distance to be classified as local traffic. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime." By the end of 2000, the Company began the "National Numbering Plan" which upgrades the Company national numbering system for both basic telephony and wireless to world class standards. The National Numbering Plan changed the area codes from 3 numbers to 4 numbers and this change was applied gradually in each region. This project will migrate certain domestic long distance service areas to local area service and vice-versa in 2002. During 2001, the National Numbering Plan did not include any such migration.

         In order to provide high-speed services, the Company has adopted fiber optics as the medium of transportation for the transmission of voice, data, and video. During 1999, the Company completed the installation of an inter-urban high capacity broadband fiber optic network to interconnect the northern part of Venezuela. This area encompasses the vast majority of Venezuela's population. In 2001, the Company had installed 33 kilometers of fiber optic transmission lines. The network, currently consisting of four rings, is being extended to cover other geographical areas. A fifth ring, which is already 83% complete, will cover the telecommunications needs of the southeastern part of Venezuela. Currently, the Company is in negotiations with PDVSA to use an out of service gas duct across the Orinoco river to close the fifth ring. Ring VI was 85% completed at December 31, 2001. The Company plans to install approximately 270 kilometers of fiber optic transmission lines during 2002. The Company plans to install 5 rings in Caracas and 1 ring in Maracaibo (6 urban rings), two of the major cities of Venezuela. Additionally, the Company plans to install interurban Dense Wave Division Multiplex ("DWDM") transmission equipment and a fiber optic network in the Guatire - Higuerote branch, to close the National Telecommunications Center (Centro Nacional de Telecomunicaciones "CNT") - Camuri ring. When completed, the fiber optic network will consist of strategically deployed rings connecting all major cities and most large corporate customers. This fiber optic network, when completed, will increase capacity and provide higher reliability to our Domestic and International Telecommunications Systems. This system will also upgrade our current technology to international quality standards. The Company believes that the expansion of the fiber optic network will be in service by the end of 2002 and will connect approximately 95% of total users. The Company plans to use the fiber optic network as its "backbone" while maintaining its digital microwave network for redundancy.

         The Company continuously seeks to enhance customer service and product offerings. As of December 31, 2001, the Company has successfully completed a project to install Asymmetrical Digital Subscriber Lines ("ADSLs"). A total of 26,736 ports, are currently in service and available for commercialization in 49 areas, including Caracas and other areas. CANTV.Net will offer high-speed Internet access using the Company's ADSLs. Additionally, the Company incorporated 100% of its digital lines and a 66% of its analog lines into its "4Tel System" during 2001. The objective of the 4Tel System is to improve customer service by identifying the particular faulty network element, thereby reducing dispatch and repair times.

         The Company's revenues from local and domestic long distance telephone services consist of installation and activation charges for new lines, monthly line rental charges, usage charges, public telephone usage and equipment sales. At December 31, 2001, non-residential customers represented 23.0% of access lines in service and accounted for 55.2% of local and domestic long distance revenues in 2001. Revenues from usage constitute 60.8% of the Company's local and domestic long distance revenues in 2001.

         The Company's local and domestic long distance traffic for the years 1997 to 2001 is presented in the table below:

                             Domestic Service Usage
--------------------------------------------------------------------------------
                  Total Local and Domestic Long
                      Distance Minutes of Use         Minutes of Use per
       Year                 (millions)                Average Access Line
       ----                 ----------                -------------------
       1997                   13,565                         5,220
       1998                   15,674                         5,894
       1999                   16,575                         6,373
       2000                   16,711                         6,432
       2001                   17,168                         6,470

         Total minutes of use of the Company's domestic services increased during the period 1997 through 2001 mainly due to a net increase of lines in use. Minutes of use per average line in service increased during the period 1997 through 2001 due primarily to lower domestic long distance rates in real terms and the "Free Nights and Weekends" flat rate plan for domestic long distance.

         In November 2000, CANTV implemented the "Free Nights and Weekend" plan for domestic long distance service. This plan consists of a flat fee, in addition to the basic rent fee, for calls made between 9:00 p.m. and 5:59 a.m. during the week and all day on Saturdays and Sundays.

         During 2001, CANTV improved its preferred country and nights and weekends plans, introduced a flat rate, a local collect service and virtual home service. As of December 31, 2001 there were approximately 56,000 customers affiliated with the preferred country plan. This plan allows the customer to select up to five countries and enjoy a discount of up to 20% for calls made to the selected countries. On December 31, 2001 approximately 205,000 customers used nights and weekends special flat rate national long distance plan, first introduced in November 2000. During 2001, this plan became regulated by CONATEL. In May 2001, the Company launched a new residential flat free plan with unlimited local minutes. As of December 31, 2001 there were approximately 100,000 customers affiliated to this flat rate plan.

Public Telephones

         The Company owned and operated 87,748 public telephones located throughout Venezuela at December 31, 2001. Approximately 86.9% of these public telephones operate with prepaid debit cards. As part of its strategy to improve customer service and operating results, the Company relocated approximately 1,480 less productive public telephones to high traffic areas during 2001, and plans to relocate approximately 2,000 public telephones during 2002. The Company is planning to install approximately 4,000 additional public telephones during 2002. The Company has no plans to develop a modernization program for public telephones during year 2002.

         The implementation of a national distribution system of prepaid cards allowed 65.9 million CANTV prepaid cards to be marketed during year 2001, representing a 2.91% growth from the year 2000.

Communications Centers

         Communications centers offer various communication services and use the best technology and service culture to support the commercial and social activity of the zone where each is located thereby facilitating the public access to such services.

         Communications centers are operated by third parties, with support from the Company and are required by the Company to meet certain quality standards. These centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, electronic money transfers, bank draft payments, electronic sales points, mailing services and copying and faxing services. The Company has sold franchises for 310 communications centers in more than 70 cities and towns throughout the national territory. The Company plans to franchise 185 new communications centers during 2002.

Rural Service

         On December 15, 1997, the Company signed a joint venture with Direct-to-Phone International Incorporated, a subsidiary of STM Wireless Incorporated, to develop rural telephone services via satellite.

The Company began these operations in early 1998. In September 1999, Direct-to-Phone International Incorporated was acquired by SkyOnline Incorporated. At December 31, 2001, the Company had 1,006 satellite-based lines serving rural areas with satellite technology.

         At December 31, 2001, CANTV was a 51% owner of Altair, C.A. ("Altair"), a provider of rural telecommunications services via satellite. Altair became a wholly-owned subsidiary of CANTV on May 6, 2002, when CANTV acquired the remaining 49% of Altair's capital stock.

         The Company also provides radio-based telecommunications services to remote rural areas, which are linked to the main public switched network via base station transreceivers and radio terminals. At December 31, 2001, the Company had 937 radio-based lines.

Interconnection Agreements

         Venezuelan Telecommunications Law and regulation require CANTV to provide interconnection to other telecommunications operators for originated and completed calls. Under the recently adopted Interconnection Regulations (as defined herein), companies must work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See "-- Regulatory Framework -- Regulation and the Concession -- Amendments to the Regulatory Framework." The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless, wireline and rural operators establish points of interconnection between their networks and CANTV's networks. As part of its overall strategy, in May 2001 the Company entered into five revised interconnection agreements with competing telecommunication's operators and the first two interconnection agreements on basic telecommunication services with companies, authorized by CONATEL during 2001, to develop specific packages that encourage other providers to use the Company's network and to enhance its domestic and international connectivity. The rates that the Company charges and pays for interconnection services were reduced under these Interconnection Agreements. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on negotiations between the Company and other operators. Each new interconnection agreement must provide the rights and duties agreed by each operator thereunder with interconnection charges based on suggested benchmark guidelines by CONATEL. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. See "-- Regulatory Framework -- Regulation and the Concession -- Amendments to the Regulatory Framework."

International Long Distance Services

         Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. The Company's international services include voice, video and data communication services representing 5.4% of the Company's operating revenues in 2001. The largest of these services is international voice service.

         The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization ("INTELSAT"), the global satellite consortium with 148 member countries, of which CANTV is a signatory with a 1.119326% equity ownership interest. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals ("VSAT") service. The Company owns 16.2% of the Americas I and 4.41331% of the

Columbus II fiber optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to Western Europe. As of 2001, the Company owns 4.19083% of the Pan American system and 6.97062% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.46844% of the Columbus III system. The Columbus III cable system connects the United States to Europe. The Company is currently evaluating its possible participation in the Americas III cable system which will also connect South America, Central America and the Caribbean to the United States. In addition, the Company has a minor participation in ten other submarine cable systems, Antillas I, Arcos I, ECFS, Eurafrica, Rioja, Taino Caribe, TAT-12/13, TCS-1, TPC-4 and Unisur.

         At December 31, 2001 the Company had 18,473 international long distance circuits in service, including 7,620 leased circuits, which are not operated by CANTV. Of the Company's international circuits in service, 89.5% were provided through submarine cable, 6.0% were provided via satellite and 4.5% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

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

         The Company's international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for 1997 through 2001:

                                            International Service Usage
   -------------------------------------------------------------------------------------------------------------
                        Outgoing                            Outgoing          Incoming
                        Traffic                           Traffic per         Traffic           Ratio of
                      (millions of       Outgoing %      Average Access     (millions of      Incoming to
       Year             minutes)           Growth       Lines (minutes)       minutes)      Outgoing Traffic
       ----            -----------       ----------     ---------------     ------------    ----------------
       1997              152.6            8.8                 58.7             279.1              1.82
       1998              165.6            8.5                 62.3             302.2              1.83
       1999              162.6           (1.8)                62.5             311.9              1.91
       2000              187.9            15.6                72.4             366.8              1.95
       2001              214.6            14.2                81.1             339.7              1.58

         Total outgoing traffic increased by 8.8% in 1997 and 8.5% in 1998, due in part to the Company's pricing strategy of reducing international long distance rates. In 1999, outgoing traffic decreased 1.8% due to Venezuela's recession. During 2000 outgoing traffic increased 15.6% due to a significant reduction in the international long distance rates. In 2001, outgoing traffic increased 14.2% as a result of lower international rates and the introduction of a "preferred country" long distance calling plan. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers.

         The Concession signed in 1991 provided for rate rebalancing to allow the Company to eliminate the subsidy provided by its international long distance services to its basic rent for residential customers and thereby has gradually allowed the Company to offer more competitive pricing for its international long distance services in anticipation of the opening of the markets to competition in November 2000. The Agreement reached by CONATEL and CANTV in February 2000 set the rate for outgoing international long distance calls at a weighted average rate of $0.7437 per minute. Under the new tariffs approved by CONATEL for 2001, the international long distance rates were not changed from the tariffs approved under the Agreement. After the new tariffs established by CONATEL became effective on June 15, 2002, the weighted average international long distance rates increased by 12.8%. See "-- Rates" and "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

         In 2001, 44 direct routes to 34 countries accounted for approximately 97.0% of the Company's international traffic. Transit centers in the United States, Italy, Canada, France, Curacao and Spain, which provide for indirect routing of international calls to 190 countries, accounted for the remaining 3.0% of traffic. The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which accounted for approximately 54.7% of its 2001 international traffic.

         The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 1997 through 2001:

                                                             Year Ended December 31,
                              --------------------------------------------------------------------------------------
                                   1997              1998             1999             2000              2001
                              ----------------  ---------------  ---------------  ---------------   ----------------
                                                               (millions of minutes)
Outgoing international long
 distance minutes:
North America                     81.2    18.8%    88.1    18.8%     78.8   16.6%     77.6    14.0%    87.1    15.7%
South America                     30.1     7.0%    29.7     6.4%     36.7    7.7%     58.8    10.6%    67.8    12.2%
Europe                            26.4     6.1%    34.6     7.4%     34.8    7.3%     39.1     7.0%    45.0     8.1%
Others                            14.9     3.5%    13.2     2.8%     12.3    2.7%     12.4     2.2%    14.3     2.7%
                                  ----     ---     ----     ---      ----    ---      ----     ---     ----     ---
  Total                          152.6    35.4%   165.6    35.4%    162.6   34.3%    187.9    33.8%   214.2    38.7%
                                 =====    =====   =====    =====    =====   =====    =====    =====   =====    =====

Incoming international long
distance minutes:
North America                    197.9    45.8%   225.8    48.3%    222.9   47.0%    252.2    45.5%   220.7    39.8%
South America                     29.4     6.8%    30.1     6.4%     34.0    7.2%     51.5     9.3%    55.5    10.0%
Europe                            36.5     8.5%    32.0     6.8%     40.8    8.6%     47.1     8.5%    49.0     8.8%
Others                            15.3     3.5%    14.3     3.1%     14.2    2.9%     16.0     2.9%    14.5     2.7%
                                  ----     ---     ----     ---      ----    ---      ----     ---     ----     ---
  Total                          279.1    64.6%   302.2    64.6%    311.9   65.7%    366.8    66.2%   339.7    61.3%
                                 =====    =====   =====    =====    =====   =====    =====    =====   =====    =====

Wireless Services

         As of December 31, 2001, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communication services in areas that covered approximately 72.3% of Venezuela's population. Movilnet provides these services pursuant to a cellular concession (the "Cellular Concession") which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately $82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The New Telecommunications Law eliminated the former annual cellular concession fee and subjects cellular service providers to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual tax for cellular services providers will be 4.8% of annual revenues. The following table sets forth the taxes for cellular services providers:

                                                2000       2001       2002     2003       2004      2005      2006
                                            ------------ --------- -------- --------- ---------- --------- ---------
Concession tax                                   10.0%        N/A      N/A       N/A        N/A       N/A       N/A
Activity tax                                       N/A       2.3%     2.3%      2.3%       2.3%      2.3%      2.3%
Tax to cover CONATEL's activities                  N/A       0.5%     0.5%      0.5%       0.5%      0.5%      0.5%
Tax for spectrum allocation (1)                    N/A       0.5%     0.5%      0.5%       0.5%      0.5%      0.5%
Tax to create the Universal Service Fund           N/A       1.0%     1.0%      1.0%       1.0%      1.0%      1.0%
    Tax for the Telecommunications

    Training and Development Fund                  N/A       0.5%     0.5%      0.5%       0.5%      0.5%      0.5%
Cellular supplemental tax                          N/A       4.5%     3.5%      2.5%       1.5%      0.5%       N/A
                                            ------------ --------- -------- --------- ---------- --------- ---------
                                                 10.0%       9.3%     8.3%      7.3%       6.3%      5.3%      4.8%

-------------------------------------------
(1) The specific methodology of calculation was established by CONATEL on February 2002. However, the tax for spectrum allocation that resulted from this methodology can not exceed the established maximum of 0.5% under the New Telecommunications Law.

         The following chart provides information regarding the growth of Movilnet's subscriber base and traffic from 1997 to 2001:

                                                                 Year Ended December 31,
                                            ------------------------------------------------------------------
                                              1997         1998         1999           2000          2001
                                            ----------   ----------  ------------   -----------  -------------
Number of subscribers:
Postpaid                                      279,011      371,347       314,933       207,134        207,216
Prepaid                                        95,864      267,760       866,340     1,498,856      2,254,285
                                            ----------   ----------  ------------   -----------  -------------
Total                                         374,875      639,107     1,181,273     1,705,990      2,461,501
                                            ==========   ==========  ============   ===========  =============

Traffic (in thousands of minutes) (1)         563,901      945,811     1,324,220     1,556,845      2,126,630
Penetration (2)                                  1.6%         2.8%          4.9%          7.0%           9.9%

--------------------------------------------
(1)  Billed minutes excluding night and weekend minutes, and free minutes.
(2)  Customers as a percentage of total population.

         Wireless services are the Company's fastest growing business. As of December 31, 2001, Movilnet served 2,461,501 customers, which represented an estimated market share of approximately 40%. The number of customers served by Movilnet has increased by a compounded annual growth rate of 60.1% from December 31, 1997 through December 31, 2001. Although Movilnet has experienced rapid growth of its customer base, the Company believes that there exists unsatisfied demand for wireless services in Venezuela. The Company markets its wireless services through a network of agents and the Company's commercial offices. At December 31, 2001, the number of postpaid subscribers as of 2000 was maintained while the number of prepaid subscribers increased by 755,429 or 50.4%. As of December 2000, the number of postpaid subscribers decreased by 107,799 or 34.2% and prepaid subscribers increased by 632,516 or 73% from December 31, 1999. The decrease in postpaid subscribers was primarily due to the migration from postpaid to prepaid services and migration to competitors.

         Wireless service postpaid customers are charged an activation fee, a basic monthly service fee, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are also charged usage fees on a per-minute and per-second basis. In 2000, Movilnet introduced a per-second plan for postpaid and prepaid services. Movilnet operates on a "calling party pays" system under which customers are charged only for calls they originate with the exception of roaming charges to customers receiving calls from other than a Movilnet client outside his home area. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers, primarily from its interconnection agreement with CANTV.

         Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, national and international roaming, and Mobile Data Solutions using Cellular Digital Package Data ("CDPD") technology. During 1999 Movilnet launched a number of new services and products, including wireless data transmission services ("Movidata"), value-added services such as "Moviltexto", which is a general information center and a variety of prepaid services which target specific customer needs in various segments of its market. During 2000 Movilnet launched Wireless Access Protocol ("WAP") for both post-paid and prepaid customers. This new product provides wireless Internet services with a flat fee using its CDPD network. Movilnet plans to enhance the services and features of its wireless network. During 2001 Movilnet introduced new services such as "Extiendete" ("Extend yourself"), tones and icons "Sonico" ("Sonic") and "Habla mas con mucho mas" ("Talk more with much more"). The increasing interest in wireless data transmission comes as a response to the evolution of wireless networks to third generation cellular services ("3G"). Movilnet plans to become a leader in 3G wireless services through the introduction of new services such as Movidata and Tun-Tun.com and the development of advanced product offerings. Tun-Tun.com is a personal mobile Internet portal through a wireless phone. This service allows Movilnet's customers to receive and read selected information including web pages and to receive and send e-mail messages. During 2002, the volume of interconnected text messages ("SMS") exploded reaching approximately 4 million messages a day. Beginning in May 2002, Movilnet and other wireless operators began interconnecting their SMS platforms. Recently, the Company launched a mobile chat service designed to realize synergies from the demand for SMS services. The service is similar to Internet chat.

         The Company continues to invest in its wireless business to increase network coverage, efficiency, capacity and service quality. Movilnet is developing applications that support its positioning for migration into more advanced data services. Movilnet has installed TDMA digital technology, including switches and cell sites, in its service areas. Movilnet plans to complete the development of its Code Division Multiple Access ("CDMA") network in the third quarter of 2002, which it will operate in tandem with its existing TDMA network. Some of the benefits of CDMA over TDMA technology are, higher voice quality, good terminal availability and diversity, higher capacity per cellsites, higher data capacity, smother transition to 3G services and concurrent voice and data, among others. Movilnet currently provides wireless services utilizing switching equipment and radio base stations for TDMA and CDMA technologies provided by Ericsson LM Tel. Co. and Lucent Technologies, Inc., respectively. This equipment allows for a relatively easy conversion to a digital network. The Company believes that digital technology will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. At December 31, 2001, Movilnet's digitalization level was approximately 69.9% of its voice paths capacity. In addition, approximately 99.5% of its customer base handsets were digital as of December 31, 2001.

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

 Data Transmission

         The Company's data transmission services are provided through high-capacity private links, which at December 31, 2001 consisted of approximately 49,300 circuits serving approximately 2,549 private line customers. As part of its strategy with respect to large corporate customers, the Company is implementing Virtual Private Network ("VPN") technology and intends to encourage its private line customers to use VPN services. VPN technology should enable the Company to provide higher quality dedicated services while improving efficiency by increasing utilization of the network. There are other data transmission service providers in the market. In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. At December 31, 2001, the Company had approximately 17,884 ADSL subscribers.

Value-Added Services and Other Services

       The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, "web page" hosting, enhanced fax service, audio text, 900 service in all the country, inside wire maintenance service, data transmission services, computer network management, professional services including outsourcing of telecommunications networks and other intelligent network and data capabilities, all of which lead to higher usage of the Company's network. The Company aims to capture the largest share of the market for value-added services by using its existing telecommunications resources and leveraging its relationships with Verizon and Telefonica Internacional.

Internet Access

         The Company provides Internet access service through its wholly-owned subsidiary, CANTV.Net. CANTV.Net provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV.Net is the largest Internet service provider in Venezuela, serving approximately 145,218 subscribers and 363,045 users through these subscribers at December 31, 2001, with an estimated market share of approximately 53.0%. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, VPN, e-commerce solutions, portal kits and integrated products that include PC's, Internet access and financing facilities.

         At December 31, 2000, The Company had a router platform that operated at 34 locations, with a Wide Area Network (WAN) broadband capacity of up to 1,482 Mbps, which is used for dial-up access and ADSL for Internet. During 2001, the Company added 3 locations and the broad-band capacity was increased by 468 Mbps to 1,950 Mbps. During 2002, with the implementation of the GSR (Gigabit SW Router) in 2 locations, the platform will increase its capacity to 8,500 Mbps distributed to 40 locations on a national scale.

         During 2000, the dial-up access platform had 14,340 ports distributed on 34 nodes. During 2001, there was a re-distribution of ports to 37 nodes, to decrease congestion on the voice platform. The Company plans to expand the platform to 23,500 ports, distributed on 46 nodes.

         Through various initiatives, CANTV.Net is rapidly becoming one of the most sophisticated Internet service providers in the region. During 2001, CANTV.Net expanded its international broadband capacity from 98 Mbps to 355 Mbps and plans to duplicate its capacity in 2002. Access to this capacity is provided by broadband technologies that facilitate multimedia and business applications such as Frame Relay and ADSL.

         During 2000, CANTV.Net launched a prepaid card for Internet access. This service is designed to strongly support the e-media strategies of the Company and to expand the use of the new CANTV.Net portal. CANTV.Net includes a new product named "el kit de e-commerce" ("e-commerce kit") which offers e-commerce solutions.

         According to Alexa Research (http://www.alexaresearch.com), an industry research organization, in 2000 CANTV.Net was the most visited portal in Venezuela, receiving an average of 9.6 million visits per month with more than 17 million page views during the month of December 2000 alone. Additionally, in October 10, 2000, the magazine PC News and Report 2000 awarded CANTV.Net the "LoMejorDe.com" award, which included recognition as the "Best Internet Provider," "Best Free Mail" and "Best Web-Hosting Site" in Venezuela.

         During 2001, CANTV.Net received ISO 9002 certification for the monitoring and control of platforms and clients. Additionally, CANTV.Net received from the magazine PC News and Report the following awards: "Best Dial up", "Best Dedicated Access", "Best Web-Hosting Site", "Best Free Mail" and "Best Internet Portal" inVenezuela. CANTV.Net also won first place for their Internet Portal, in the International's 2001-2002 Verizon Excellence Award Program.

Directory Information Services

         The Company provides telephone directory information services through its 80%-owned subsidiary Caveguias (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguias publishes telephone directories ("White Pages") and business directories ("Yellow Pages"). It also operates an Internet portal that provides on-line access to the Company's directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. Caveguias derives revenues from sales of advertising space in its printed and electronic directories. Advertisers in the Company's printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguias currently competes with all other major media suppliers in the sale of advertising.

Property, Plant and Equipment

         The Company's property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2001 the Company's fixed assets were comprised of network facilities (81.8%), buildings and facilities (10.2%), other support assets (7.6%) and construction work in process (0.4%).

         The Company provides local, national and international telecommunications services in Venezuela through a full service telecommunications network. Pursuant to an expansion and modernization program, the Company has maintained access lines in service to approximately 2.7 million lines, and has increased wireless subscribers from approximately 374,875 to approximately 2,461,501 from December 31, 1997 to December 31, 2001, respectively. The percentage of digital access lines installed in the Company's network has increased from 62.3% at December 31, 1997 to 80.5% at December 31, 2001. All of the Company's international and domestic long distance switches are digital.

The Company also continues to make investments designed to improve the quality of its network, including the planned completion during 2002 of a high capacity broadband fiber optic network linking Venezuela's major urban centers. During 2001, the Company has also connected several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company's network please see "--Domestic Telephone Services," "-- International Long Distance Services," "-- Wireless Services" and "--Other Telecommunications-Related Services."

         Prior to privatization, certain municipalities granted land to the Company in order to facilitate the provision of telephone services in their respective communities. In many cases, no formal documentation was prepared for the transfer of title to the Company of such land. Since privatization, irregularities with respect to a substantial number of titles to real property have been favorably resolved. In other cases, the Company is in discussions with the municipalities to resolve these title issues. The Company expects that these negotiations will be favorably resolved. At the present time, there are no legal proceedings involving such properties.

Business Segments

         Segment information for the Company's two main business segments, wireline and wireless services, is set forth in Note 26 to the Audited Financial Statements.

Rates

         The following table sets forth information regarding the constant average rates charged by the Company for local and domestic long distance service, international long distance service, public telephone service and wireless services for the years ended December 31, 1999, 2000 and 2001. Despite the requirements under the Concession allowing for quarterly adjustments to rates, CANTV's rates were not permitted to be increased from April 30, 1999 until March 23, 2000 when rates were again permitted to be increased in accordance with the terms of the Concession. Movilnet's rates were adjusted on November 15, 1999 and recently on March 21, 2002. Following negotiations with the Government, the Agreement was reached between CANTV and CONATEL in February 2000 relating to new rate structures for regulated wireline services for the year 2000. The Agreement also provided for rebalancing levels as well as service level commitments in 2000. Under the Agreement CANTV was permitted to implement new rates effective on March 23, 2000 and on June 16, 2000. Pursuant to the New Telecommunications Law, on February 19, 2001, CONATEL approved two tariff increases. The first tariff increase became effective on March 11, 2001 and the second tariff increase became effective on July 1, 2001. The revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published on May 30, 2002 in Official Gazette No. 37,454, and became effective on June 15, 2002. This tariff plan includes a tariff simplification with the introduction of three new tariff plans to replace the five existing plans and retains flat rate and prepaid services. The purpose of the new tariff plan is to simplify the existing tariff structure and better match the needs of each customer to their usage patterns while also accommodating those customers who are considered heavy Internet users. See " -- Regulatory Framework -- Regulation of Tariffs." Under the new rate plans, local usage, monthly rent and domestic long distance tariffs expressed in nominal bolivars, were increased by approximately 20%, international long distance rates were increased by 12.8% and local public telephone service rates were increased by approximately 22%.

                                                                          Year Ended December 31,
                                                      ----------------------------------------------------------------
                                                           (Expressed in constant bolivars at December 31, 2002)
                                                      ----------------------------------------------------------------
                                                              1999                  2000                 2001
                                                      ---------------------  -------------------  --------------------
Installation (1):
   Residential                                                   56,010               52,904                50,511
   Non-Residential                                               61,995               57,415                54,372
Subscription (2):
   Residential                                                   83,943               79,109                77,600
   Non-Residential                                              272,282              158,386               124,014
Monthly rent charge:
   Residential (3)                                                7,992                8,119                 9,021
   Non-Residential                                               19,179               17,215                16,154
Local usage (per minute):
   Residential (3)                                                   24                   26                    26
   Non-Residential                                                   31                   30                    29
Domestic long distance (per minute) (4):
   Residential                                                      141                  136                   125
   Non-Residential                                                  174                  144                   130
International long distance (per minute) (5):                     1,108                  646                   487
Public telephone service (per minute):
   Local call (6)                                                    22                   25                    21
   Domestic long distance (6)                                       150                  143                   104
Interconnection - fixed to mobile
    Local usage (per minute)                                        290                  291                   234
    Domestic long distance (per minute)                             407                  386                   318
Interconnection - mobile to fixed
    Local usage (per minute)                                         26                   28                    30
    Domestic long distance (per minute)                             136                  114                   104
Wireless telephone service
     Postpaid (7): Activation fee                                   772                7,531                   938
     Basic monthly service fee                                   31,990               27,238                17,280
     Usage:
       Peak hour (per minute)                                       303                  200                   159
       Off-peak hour (per minute)                                   220                  153                   116
    Prepaid (8):
       Peak hour (per minute)                                       344                  399                   377
       Off-peak hour (per minute)                                   203                  139                   158

---------------------

(1) Installation fees are one time charges paid at the moment of the installation.
(2) Subscription right fees are upfront fees paid by customers when service is activated and also includes the charge for acquisition of new equipment.
(3) Weighted average of three plans offered by the Company during 1999, and a weighted average of seven plans in 2000 and 2001. Represents charges for usage in excess of free minutes.
(4)  Weighted average per minute rates.
(5) Weighted average per minute rates. International long distance rates do not vary between residential and non-residential customers.
(6) Represents a flat per minute charge. The rates as of December 31, 1999, 2000 and 2001 represent a per minute charge.
(7) Weighted average based on the number of customers by each plan offered by Movilnet for year 1999. Weighted average based on actual billing for total plans in 2000 and 2001.
(8) Weighted average based on the number of customers by the two plans offered by Movilnet for year 1999. Weighted average based on actual billing of two plans in 2000 and 2001.

         The Company's revenues from local and domestic long distance telephone services consist of installation charges and charges for new lines, monthly line rental charges, usage charges, public telephones usage and equipment sales. All local traffic is measured and billed based on duration and, in the case of domestic long distance calls, are based on the time of day when the call is made. The number of impulses counted during each call measures the duration of local calls. A local call impulse is generated every 60 seconds. Rates for domestic long distance do not differ for residential and non-residential customers, but the weighted averages differ due to different usage patterns between the two groups. Night time consumption, which is less expensive than day time consumption, is generally greater for residential customers.

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

         The Agreement by CANTV and CONATEL increased, effective March 23, 2000, the number of permitted plan offerings from three to six and reduced the number of free minutes to 40, 65 and 90 minutes from the 60, 100 and 150 minutes established in the basic, intermediate and premium plans, respectively, available in 1999. The three additional plans include a special plan for Internet users and a wireline prepaid plan. The Agreement provided for a single domestic long distance weighted average rate of approximately $0.1875 per minute. The Agreement also advanced the rebalancing process by reducing the international long distance rates by a weighted average of 35%. The Agreement allowed for a 23% increase in public telephone rates. CANTV introduced the four new plans permitted by the Agreement and implemented the changes required by the Agreement effective March 23, 2000. Additional tariff adjustments on local services were permitted effective June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that became effective March 11, 2001 and a new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system for 2001, the maximum tariffs may be adjusted upwards or downwards based on a formula tied to the WPI and the rate of devaluation ("ROD") in the bolivar, with a higher weight given to the cumulative percentage change in the WPI. See "--Regulatory Framework -- Regulation of Tariffs." The first tariff increase became effective on March 11, 2001 and the second tariff increase became effective on July 1, 2001. Revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published on May 30, 2002 in the Official Gazette No. 37,454 and became effective from June 15, 2002.

         Under the new tariffs established by CONATEL applicable to the rates CANTV charged effective March 11, 2001, certain calling residential plans were modified from the changes introduced by the Agreement. See "--Regulatory Framework--Regulation of Tariffs" for information regarding the Company's rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective for years 2000 and 2001.

         In the fourth quarter of 1998, CANTV launched EAS in certain parts of Venezuela. EAS, which migrates certain domestic long distance traffic to local area service, allowing CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. EAS became effective as of January 1, 2002. As a result of this change, the Company expects approximately 10% to 12% of minutes currently classified as domestic long distance to be classified as local traffic. See "-- Regulatory Framework -- Regulation and the Concession -- Rate Regime."

         By the end of 2000, the Company began the National Numbering Plan, which upgrades the Company's national numbering system for both basic telephone and wireless services to world class standards. The National Numbering Plan changed the area codes from 3 to 4 numbers and this change was applied gradually in each region. During 2001, the National Numbering Plan did not include any migration.

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

         Users of public telephones in Venezuela pay for calls based on the duration and destination of the call. Through the first quarter of 1998, local calls from public telephones were charged to the user based upon a fixed rate for the first three minutes and a slightly higher rate for each minute thereafter. In April 1998, CANTV changed its tariff structure to bill all public telephone calls at a flat per minute charge. Domestic long distance calls from public telephones are charged based upon the time of day and the duration of the call at the non-residential rate. International long distance calls were subject to a flat fee rate. Public telephones, which are available to make international long distance calls, are located in strategic places such as tourist and high traffic areas.

         Wireless postpaid subscribers are charged an activation fee, a basic monthly service fee, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during "peak" hours or "off-peak" hours. Movilnet offers its postpaid customers 18 service plans, which vary in terms of price and services. Prepaid customers are charged per-minute and per-second usage only based on the number of minutes and seconds purchased on prepaid cards. The Company currently sells a unique prepaid card named "Unica" that can be used for wireless, wireline and Internet service. Prepaid clients may use the "Unica" prepaid card on any one service, but it must be activated for wireless services first to use the card for multiple services. Prepaid cards are sold for Bs. 5,000, Bs. 10,000, Bs. 12,000 and Bs. 20,000 denominations. The prepaid amount is valid through 45 days after the activation of the prepaid card, except for the Bs. 5,000 denomination which is valid through 30 days after its activation. Usage charges are based on a "calling party pays" principle under which Movilnet's customers are charged only for calls they originate. Roaming charges are applied to customers receiving calls outside their home area. Movilnet charges CANTV an access fee for calls terminating on Movilnet's wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV's network. This access fee structure also applies to competing cellular service providers.

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

         Growth of the Company's wireline operations was partially impacted by an uncollectibles accounts receivable problem arising primarily from the deterioration in the Venezuelan macroeconomic environment since 1998. In response, the Company developed collections and credit policies that include a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2001, CANTV made 1,954,489 temporary disconnections and permanently removed 203,313 residential and commercial lines compared with 2,514,270 and 337,614 lines temporary and permanently disconnected, respectively, in 2000. This decline reflects a continuing improvement in cash collection and the application of stricter credit policies. Permanently removed lines are being aggressively reassigned to new customers following upfront credit history checks. During 2001, the Company's uncollectibles provision was Bs. 65.8 billion compared to Bs. 85.9 billion in 2000. The Company's provision for uncollectibles represents 2.9% and 3.6% of total operating revenues at December 31, 2001 and 2000, respectively.

         The Company's new collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date. Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently removed. CANTV charges a reconnection fee to the temporarily disconnected customers. Revenues from the reconnection charge were Bs. 15,000 million for residential customers and Bs. 3,727 million for non-residential customers for the year ended December 31, 2001. The Company also charges 12% per annum on overdue amounts from non-Government customers.

         At December 31, 2001, the average number of days that CANTV receivables remained outstanding was approximately 41 days for all customers except Government entities, compared to 40 days at December 31, 2000. During 1999, the Company changed the methodology used to calculate the average number of days that receivables remained outstanding to the "Average Billing Method" from the "Countback Method." The new methodology consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by thirty. The "Countback Method" calculates the average number of days that receivables remained outstanding by subtracting the monthly billing from the receivable balance. During 2000 CANTV modified the "Average Billing Method," by including the undistributed payments (payments received but unidentified and previously excluded from amounts collected) to the amount of accounts receivables outstanding used in this calculation. The Company's provision for uncollectibles represented 3.6% and 2.9% of total operating revenues at December 31, 2000 and 2001, respectively.

         The average number of days that receivables remained outstanding from Government entities was approximately 353 days at December 31, 2001 compared to 280 days at December 31, 2000. Accounts receivable from Government entities decreased 15.2% during the year to Bs. 97,898 million at December 31, 2001 from Bs. 115,398 million at December 31, 2000. The average number of days that receivables remained outstanding increased in 2001 although total accounts receivables decreased primarily because payments received were used to decrease current debt. The total accounts receivable from Government decreased during 2001 primarily due to a payment received during the first quarter of 2001, and due to a reduction of basic telephone services rendered to Government entities as a result of rationalization programs established by Government entities.

         The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage. As a result, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. On November 3, 1999, the Venezuelan Congress (currently the "National Assembly") passed a law authorizing the issuance of bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amount of bonds authorized for payments of debt owed CANTV as of December 31, 1998, under such legislation was estimated to be Bs. 63,218 million ($90.3 million). In December 2000, CANTV received a payment from the Government of Bs. 34,089 million ($48.7 million) from a bond issuance by the Government related to amounts outstanding in respect of years 1998 and prior. As of December 31, 2000, the amounts outstanding in respect of years 1998 and prior was Bs. 18,836 million. In 2000, the Government budgeted an issuance of bonds to cover the partial payment of amounts outstanding as of December 31, 1999, which totaled Bs. 137.5 billion after adjusting for inflation as of December 31, 2000. At December 31, 2001, Government entities owed the Company approximately Bs. 97,898 million ($129.2 million), of which approximately Bs. 60,899 million ($80.3 million) was outstanding from prior years. See Note 9 to the Audited Financial Statements. The amount set aside for payments of debt owed to CANTV in the five year period 1996-2000 was Bs. 43,300 million. In 2001, the Government approved a decree authorizing the issuance of bonds for the payment of basic services. During 2001, the Company collected Bs. 6,633 million from these bonds. As a result of continuos negotiations with the Government and financial strategies adopted by the Company, CANTV received, in February and in March 2002, payments of approximately Bs. 23,521 million from the Government related to accounts receivable from prior years representing 38.6% of prior years outstanding balance at December 31, 2001.

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

         On January 15, 1991, CONATEL granted the first cellular concession to Telcel. On May 19, 1992, the Company purchased the other cellular concessions from the Government and established Movilnet. In December 1996, Infonet was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. In January 1998, two additional companies were granted multiple service concessions. Digitel was granted a concession to provide service in seven central states and Digicel was granted a concession to provide service in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV. The Company also faces competition in certain value-added services.

         The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See "-- Regulatory Framework -- Regulation and the Concession -- Amendments to the Regulatory Framework." With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions for various services. See "-- Regulatory Framework -- Regulation and the Concession -- Competitive Framework."

         Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2002, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; wireless fixed service providers, such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; ISPs, such as CANTV.Net, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV via satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers. As of May 31, 2002, only NetUno is operating as a local service provider.

         CONATEL intended to auction concessions for frequencies to provide LMDS in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broad band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

         CANTV is constantly evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2002, the Company believes that any loss of market share during 2002 attributable to the entry of competitors into the market for basic telephone services is not likely to have a material adverse impact on its financial position. See "-- Regulatory Framework -- Regulation and the Concession -- Competitive Framework."

         The scope of increased competition and any corresponding adverse effect on the Company's results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, as well as the effectiveness of the Company's efforts to prepare for increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services, position it to operate effectively in a competitive environment.

Corporate Image

         The Company promotes its image through advertisements based on nationwide and regional mass campaigns via television, radio and print media. A significant effort has been made to target the messages to each particular segment of the market by its business unit. In September 2000, CANTV launched a new corporate logo and image in a nationwide campaign to reflect the changes that the Company has made in preparation for full competition. The campaign emphasizes the open communication between the Company and its customers, adopting a new slogan "comunicacion abierta" ("Open communication") and reaffirms its commitment to become a world class telecommunications company by offering innovative products and quality services. In April 2001, Movilnet and CANTV.Net changed their logos to resemble CANTV's logo, as part of a brand consolidation strategy including the presentation of a uniform image to customers. Using the same graphics and font, Movilnet launched its new slogan "contigo siempre" ("Always with you") and CANTV.Net also launched its new slogan "te acerca el futuro" ("Taking you closer to the future"). During 2000, CANTV made public for the first time its donations to nonprofit organizations, through a massive advertising campaign to reflect the Company's good corporate citizenship. Additionally, in order to reinforce its new corporate image, the Company has changed the names of its operating units, as part of an organizational restructuring. Customer satisfaction survey design and methodology was not completely reviewed and approved by CONATEL as part of the Government's review of service quality mandate during 2000 and as of May 31, 2002, CONATEL had not approved the customer satisfaction survey. For this reason customer satisfaction measures were not taken during 2000 and 2001. CONATEL plans to introduce a new regulation covering quality of service mandates, including customer satisfaction measurement methodology, which will apply to all operator companies. Customer satisfaction surveys conducted by independent third parties indicated that approximately 88.2% and 83.2% of the public was satisfied with CANTV's residential and non-residential service, respectively, as of December 31, 1999 compared to 89.8% and 88.2%, respectively, at December 31, 1997.

                              REGULATORY FRAMEWORK

         Set forth below is a summary of certain provisions of the general legal framework for the regulation of the Company's activities, including the rates it charges for telephone services. The principal components of this regulatory framework have been created by (1) the "New Telecommunications Law," which supersedes the former telecommunications law enacted on August 1, 1940; (2) the telecommunications regulations established on November 24, 2000 (collectively, the "Telecommunications Regulations"), composed of (i) the Reglamento de Apertura del Servico de Telefonia Basica (the "Regulations for Basic Telephony Services"), (ii) the Reglamento de Interconexion (the "Interconnection Regulations") and (iii) the Reglamento de la Ley Organica de Telecomunicaciones Sobre Habilitaciones Administrativas y Concesiones de Uso y Explotacion del Espectro Radioelectrico (the "Administrative and Concessions Regulations"); (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; and (6) the Agreement dated on February 21, 2000 between CANTV and CONATEL.

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

         CONATEL has the authority to review and approve CANTV's tariffs, to require information regarding the expansion and modernization plans, to inspect CANTV's equipment and properties, as well as its accounting and other records, and to impose sanctions, including forfeiture of the Concession, for violations of the New Telecommunications Law, the Telecommunications Regulations and the Concession. Under the Concession, CANTV is required to provide CONATEL with information necessary for monitoring CANTV. Among other things, CANTV is required to report annually to CONATEL on the status of various services under the Concession, including CANTV's compliance with quality improvements requirements and annual reports on network expansion and modernization.

         In February 2000, CANTV entered into the Agreement with CONATEL in respect of the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to these matters specifically referred to therein and the Concession continued to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement controlled. See "-- The Agreement." As of 2001, the New Telecommunications Law and the

Telecommunications Regulations govern and regulate telecommunications activities. The Concession and the Agreement control specific items not included or regulated in the Telecommunications Law and its Regulations.

         The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the differences outstanding between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to a $80 maximum; and (v) CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government meets the terms and obligations pursuant to the Agreement.

         The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not able to reach an agreement on the tariffs to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective on March 11, 2001 and a new tariff-setting system, which has been used to adjust the rates the Company charges since March 11, 2001. See "-- Regulation of Tariffs."

Amendments to the Regulatory Framework

         The New Telecommunications Law, enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and at the same time obtaining and establishing universal service contributions. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for an equitable tax regime.

         The New Telecommunications Law establishes CONATEL as an independent regulatory body charged with overseeing the implementation of regulations pursuant to the established framework for a new competitive market. The New Telecommunications Law considers telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation. The New Telecommunications Law includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the new tariff structure, providers are free to set their own rates unless there is insufficient competition and certain telecommunications services would become subject to tariff regulation. In this case, CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. CONATEL is regulating CANTV's tariffs under a tariff-setting system, until there is meaningful competition. The Superintendent of Promotion and

Protection of Free Competition ("Pro-Competencia") is the body that has the authority to designate a company a dominant position in the market. See "-- Regulation of Tariffs."

         The New Telecommunications Law provides for a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. The new taxes are: a 2.3% activity tax, a 0.5% tax to cover CONATEL's activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing by 1.0% per annum until 2005 after which time the supplemental tax will be eliminated.

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

                (i) The Regulations for Basic Telephony Services

         The Regulations for Basic Telephony Services establish the general model, requirements, conditions, limitations and general provisions necessary to ensure the opening of the basic telephony services market to free competition, transparency and equality of opportunity among established operators and market newcomers. Minimum infrastructure developments have been set for those operators who wish to provide local and domestic long distance services in certain areas of the country. International long distance carriers must comply with, and provide service to, pre-determined locations (i.e., certain countries of origin and call termination). A new regional scheme has been established, which divides the country in five regions and allows for modifications of the tariff regime. Regional operators will be able to set regional tariffs as appropriate.

         These regulations also govern the system for pre-selecting domestic and international long distance carriers. Pursuant to the Regulations for Basic Telephony Services, an independent third party has been contracted to handle the pre-selection process under CONATEL's supervision. The selected third party is the database administrator and will be responsible for the supervision and migration of the long distance registry of all present consumers and the selections they make. This mechanism has been used successfully in several countries and is designed to provide equality to carriers and consumers. Consumers can also select the long distance carrier of choice on a per-call basis by dialing the operator's prefix before the desired phone number based on quality, price or service. CANTV will provide both of these types of presubscription services to consumers.

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

         Pursuant to the Interconnection Regulations, operators are required to make available to other operators soliciting interconnection the essential resources of its network needed to render telecommunication services, including: call transport, origination and termination of calls for fixed, wireless and mobile local services, subscriber numbers, sufficient information for billing and collection, systems used in transmission or routing of calls, signaling and network access for "smart" features, and operator and directory assistance. Signaling, the process of sending information between two parts of a network to control, route and maintain a telephone call, is required to be provided using a new system, the SS7, employing as many separate channels as may be necessary to establish interconnections and optimal use of the network. In 1997 the Company began to install SS7 and at December 31, 2001, the Company had installed the SS7 system through its local tandem, domestic and international long distance switches, and plans to continue expanding this system during 2002. The Interconnection Regulations also require CANTV to provide at least one centralized point of interconnection in each local area for local traffic and one centralized point of interconnection for each central long distance office. New market entrants are required to provide less points of interconnection than CANTV.

         New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, CONATEL is required to establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements pursuant to the Interconnection Regulations. Until November 2002, in case of disagreement among parties, CONATEL will set interconnection charges based on a benchmark study. After that date, a long run incremental cost model will be used to set the charges. As of May 2002, CONATEL is working on the model.

         Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remained in force provided they were amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on tariffs established by the Company. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Currently, the Company has entered into interconnection agreements with the main operators such as Movilnet, Telcel, Digitel, Infonet and Veninfotel, and is in negotiations with other new soliciting operators. The Company experienced a reduction in the interconnection rates and charges.

                (iii) The Administrative and Concessions Regulations

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

         Administrative licenses for each service requested are subject to compliance with a set of specific criteria. The specific criteria are based on technological convergence and on the services promoted by the Telecommunications Regulations. While fixed local service operators are not subject to certain minimum service obligations applicable to domestic long distance service operators, fixed local service operators are required to have exchange facilities or access to exchange facilities, and be able to satisfy the demand for fixed local services, in their assigned area. Also, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. Domestic long distance operators are required to service all of the newly established five national geographical regions within two years following the receipt of an administrative license for this service. International long distance operators are required, at a minimum, to provide international long distance service between Venezuela and the United States, Colombia, Spain, Italy and Portugal within one year of obtaining an administrative license for this service and provide, within their second year of service, international long distance service between Venezuela and Ecuador, Peru, Mexico, Bolivia, Brazil and Canada.

         The rights and obligations granted pursuant to existing concessions remain in effect notwithstanding the grant of administrative licenses covering competing services. According to the New Telecommunications Law CONATEL has the right to designate unprofitable areas to operators and assign the funds derived from the Universal Service Fund to the operator which has the lowest subsidy level requirement. Operators may be required to offer basic telephone services in areas previously designated by CONATEL as deserted.

         In order to use the radioelectric spectrum, an interested party must apply for a limited period concession covering a pre-determined portion of the spectrum. The process to obtain a concession for the radioelectric spectrum includes a qualification phase and a selection phase based on a public auction as it is considered a public resource under the new regulatory scheme. CONATEL determines at the beginning of each calendar year the portion of the spectrum to be auctioned and conditions for selection. When the spectrum is auctioned, the winning bid obtains a non-assignable right to use the spectrum in addition to an administrative license to provide services and establish and use the network. Concessions, such as cable television or fiber optic telephony, may be granted shortly after a request is approved since they are not subject to open bidding. Concessions for the use of the radioelectric spectrum for broadcast television and standard radio transmission are granted through an administrative proceeding. Foreign investors are prohibited from participation in broadcast television and standard radio transmission in Spanish. The basic telephony concession requires the payment of a surety bond.

Network Expansion, Modernization and Quality Improvement Requirements

         The Concession required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones, each year until the year 2000. In accordance with the Concession, the Company has filed with CONATEL certain network expansion and modernization plans: annual plans, a plan through 2000 and a fifteen-year plan. Each annual plan has been subject to CONATEL's approval. The Company's plans have incorporated its expansion and modernization proposals for national, regional and city network build-outs. The plans have been based on a principle of uniform growth for all regions in the country. Compliance with the approved plans and mandates were required by the Concession until December 31, 2000. During year 2000, the Agreement established and controlled expansion and modernization mandates eliminating mandates required under the Concession. After December 31, 2000, CONATEL has not established new mandates to control expansion, quality and modernization standards. CONATEL plans to introduce a new regulation covering quality of service mandates in the near future, including customer satisfaction measurement methodology, which will apply to all operator companies.

         The economic forecasts developed and relied upon in 1991, on which the nine year Concession mandates were originally based, assumed the substantial growth of Venezuela's GDP. Since 1992, the Venezuelan economy began to experience a downturn, which has continued throughout subsequent years. As a result of the downturn in the economy and the emergence of wireless services, the Company experienced a decrease in the rate of demand for fixed telephone lines and, in certain of its service areas, had more available facilities than demand from persons able to afford telephone service. Pursuant to a proposal submitted by the Company, on September 9, 1996, the Ministry adopted a resolution to reduce the Company's expansion mandates for 1996 through 2000.

         Under the Agreement reached in February 2000, quality and service mandates have been substantially modified, including the elimination of the mandatory access line expansion requirements and an agreement by the Company to ensure that 80% of its lines are digitized by December 31, 2000. After 2000, no specific expansion, modernization and digitalization requirements need to be complied under the Concession. The New Telecommunications Law and the Regulation for Basic Telephony Services provide additional obligations for operators, such as the installation of a new signaling system for interconnections based on the SS7 protocol and the installation of the minimum equivalent of 3% of lines in use in public telephones.

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

         Under the Agreement, CANTV and CONATEL agreed to develop measures and corresponding quality and service level mandates for certain services where specific mandates are not currently provided in the Agreement. The Agreement contemplated that these matters were to be agreed upon during the first quarter of 2000. Some of the measures developed included: (i) customer satisfaction,
(ii) time to complete a call, (iii) billing effectiveness and (iv) operator service. To develop the customer satisfaction measure, the Agreement contemplated that both CANTV and CONATEL would designate an expert to jointly develop a customer satisfaction survey from which a customer satisfaction mandate would be developed. The time to complete a call refers to the time that passes between the moment that the last digit is dialed and the answer tone is received. In accordance with the Agreement, CANTV and CONATEL performed measurements during the first quarter of 2000 to agree on the establishment of the new annual measurement to be used based on actual results allowing for a monthly deviation. The Agreement also contemplated that service access in areas where CANTV did not provide services would be measured based on the percentage of pending service orders in those areas as of December 31, 1999. In the event that CANTV was unable to provide service to these areas, other operators would be allowed to offer their services as long as they used comparable technology to CANTV's. CANTV was able to provide service to all these areas during year 2000. The Agreement also contemplated that both CANTV and CONATEL would perform several operator service measurements during the first quarter of 2000 and develop a new annual measurement. CONATEL retained inspection rights during the first quarter of 2000 to survey and adjust, as needed, these quality measures. All of these studies have been completed except for customer satisfaction and time to complete a call, which are still in progress, and the Company expects that those quality measures will be incorporated in the Regulation of Quality Services. CONATEL has not yet agreed on a consistent statistical measurement methodology for customer satisfaction.

        The following table sets forth CANTV's actual expansion, modernization and quality improvement results through 2000; these service mandates have not been revised since 2000:

                                                    1997            1998            1999           2000
                                                --------------------------------------------------------------
Expansion and modernization: (1)
New digital lines for expansion                      171,844          148,285             N/A           N/A
Modernization of lines                                41,000           82,000          87,620           N/A
Total lines for expansion and modernization
  208,900                                            212,844          230,285          87,620           N/A
Total public telephones (2)                           70,012           75,097          80,033        85,016
Total lines installed (2)                            403,521        3,551,706       3,546,538     3,074,506
Quality improvement:
Dial tone delay (3)                                    99.0%            99.2%           99.3%         99.5%
Call completion (4)
  Local                                                64.3%            67.3%           68.7%         97.7%
  Domestic long distance                               52.5%            55.6%           57.5%         96.7%
  International long distance                          49.9%            60.7%           60.3%         98.1%
Operator assistance (seconds):
  Domestic long distance                                 4.1              3.5             2.1           2.9
  Directory assistance (5)                               4.0              N/A             3.9           3.8
  International long distance                            3.3              3.6             2.4           2.8
  Repair answer (6)                                      3.8              4.5             3.4           2.3
Trouble reports and repair time:

  Trouble reports per 100 lines (7)                      3.5              3.0             2.5           2.0


  Repaired in 24 hours                                 60.5%            68.8%           70.7%         86.2%
  Repaired in 48 hours                                 83.9%            89.9%           89.6%         96.9%
  Repaired in 72 hours                                 92.7%            93.1%           91.7%           N/A
Installation interval
  (within days) (8)                                      N/A              N/A             N/A            29
Billing:
  Accuracy (with error)                                 0.8%             0.5%            1.0%          0.3%
  Time from providing service
  to bill (days) (9)                                      21               22              19           N/A
Customer satisfaction
  (percent satisfied) : (10)
  Public telephones                                    70.1%            69.6%           72.3%           N/A
  Residential                                          89.8%            91.5%           88.2%           N/A
  Non-residential                                      88.2%            88.5%           83.2%           N/A

-----------------------------
(1) During 1999, CANTV completed the expansion and modernization requirements by using excess digital capacity; consequently no new digital lines for expansion were installed. The Agreement didn't establish expansion and modernization requirements.
(2) Does not show details of decreases or increases resulting from the relocation or retirement of analog lines.
(3) Percentage of initiated calls that received dial tone within 3 seconds during the busiest hour of the day.
(4) Percentage of completed calls, which were appropriately dialed and connected.
(5) Statistics for 1998 are not available due to problems experienced in connection with the upgrade and testing of the Company's new directory assistance platform in Caracas and Barquisimeto. The Company has formally notified CONATEL of the problems encountered and inability to measure compliance with the mandate.
(6) Average time in seconds for repair operators to answer customer calls reporting problems with their telephones.
(7) Monthly reported failures divided by number of lines in service at month-end, multiplied by 100. In 1999, the Company installed a mechanized repair tracking system, which improved its ability to identify trouble reports and repair times.
(8) Initially percentage of service requests completed. The standard for measurement was never agreed with CONATEL and accordingly no statistics were available until 1999. The Agreement eliminates this quality service mandate and introduces mandates for installation interval.
(9) Days from the moment when the call is made to the billing day, per 100 bills. The Agreement substitutes this mandate with a 99.5% accuracy requirement and a requirement that 95.0% of billings be completed within less than 45 days for domestic and international long distance outgoing calls.

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

         The Company did not meet certain Concession mandates relating to call completion rates in 1998 and 1999 due to the Concession's definition of an uncompleted call. Under the Concession, a call was not completed if a line was busy or a person did not answer. Under the Agreement all calls are considered completed unless there is a technical failure. In 1998, the Company failed to meet the Concession's customer satisfaction requirement for users of public telephones. The Company started to develop with CONATEL an objective measure of customer satisfaction for users of public telephones such as the percentage of public telephones in service, which was no longer applicable under the Agreement. Since 1995, the Company has failed to meet the Concession's requirement that a specified percentage of new lines be installed within a specified number of days from request. The standard for measurement of this mandate was never agreed with CONATEL and accordingly no comparable results are available. The Company also failed to meet certain repair time requirements under the Concession in 1994 through 1997. In 1998, 1999 and 2000 the Company met all repair time requirements. In addition, in 1994 the Company failed to satisfy the billing statement improvement mandate of the Concession as well as certain provisions dealing with treatment of third party equipment providers. As a result of a 1996 inventory of public telephones, the Company determined that the number of public telephone lines in service was 8,591 less than the number on its records at June 30, 1996. Due to this shortfall, the Company only had 52,031 public telephone lines installed at December 31, 1996, representing just over 80% of the Concession's requirement of 65,000.

         The failure by the Company to meet the Concession's mandates may result in sanctions, including the possible imposition of fines of up to a maximum amount of 1% of CANTV's billings and, if the failure exceeds 20% of the relevant requirement, revocation of the Concession. The Agreement establishes that if CONATEL detects noncompliance with the established quality and service mandates, it must notify CANTV which in turn must present a corrective plan within fifteen days after receiving formal notification and correct the noncompliance within the following quarter unless otherwise justified to CONATEL. Failure to comply with the corrective plan may lead to a penalty equivalent to 50% of the basic rent charged to affected customers in the most recent month and must be credited directly to the customers' accounts within the next two months. The penalty is calculated for each parameter or measurement per line per month that has not been complied with. CONATEL will also verify compliance with annual goals. As of December 31, 2000, the Company was in full compliance with the Agreement mandates, which had replaced the quality and service mandates under the Concession. The actual results for 2000 were submitted to CONATEL on February 14, 2001. As of December 31, 2001, CONATEL has not promulgated quality and service mandates regulations to apply to CANTV under the control of the New Telecommunications Law.

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

         The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases, or did not approve the full tariff increases allowed by the Concession's price-cap mechanism. In other cases the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective on January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. During 2000, two tariff increases went into effect in accordance with the Agreement.

         The following table sets forth the increases in the CPI, the WPI and the Company's tariffs based upon this price-cap mechanism from 1996 through 1999:

                                          % Increase
                     ----------------------------------------------------------
                      Consumer               Wholesale         CANTV's Weighted
   Year              Price Index            Price Index        Average Tariffs
   ----              -----------            -----------        ---------------

   1996                103.2                   105.8                89.0
   1997                 37.6                    17.3                25.5
   1998                 29.9                    23.3                12.3
   1999                 20.0                    13.6                 8.1

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

         Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Ministry, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective on January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long distance services were allowed to be reduced through 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in February 2000 allowed CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. The tariffs, as stipulated in the Agreement and detailed below, substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See "-- The Agreement."

         In 1998, CANTV negotiated the implementation of its EAS program with CONATEL and in the fourth quarter of 1998, the Company successfully launched EAS in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenue to the local service category that is less vulnerable to competition and elasticity. The Company's fourth quarter 1998 tariff increase included an additional 4.6% rate increase, to compensate for the introduction of EAS.

         In February 2000, CONATEL and the Company entered into the Agreement, allowing CANTV to increase rates in 2000. During 2000, two tariff increases went into effect on March 23, 2000 and on June 16, 2000. See "-- The Agreement" and " -- Regulation of Tariffs" for a discussion of new rate regime.

The Agreement

         Under the Agreement, CANTV was permitted to make an adjustment to its tariffs effective on March 23, 2000 and on June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs, which were to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL on tariffs effective on March 11, 2001 and a tariff-setting system to be used to adjust rates CANTV charges during 2001. See "-- Regulation of Tariffs."

         The Agreement was entered into by CANTV and CONATEL following CONATEL's denial of the tariff increase permitted under the Concession following CANTV's last tariff increase under the Concession effective on April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession's price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession's service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believes that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General of the Republic. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for twelve other countries. As set forth in the letter of understanding, the experts presented their recommendations to CANTV and CONATEL. Following receipt of the recommendation of experts, which were nonbinding, both entities entered into the Agreement, which provided for revised tariffs. See "-- Network Expansion, Modernization and Quality Improvement Requirements."

         The Agreement introduced seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers were switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers were able to switch twice without cost among calling plans within one year. These plans, on average, increased the tariffs of the plans they were replacing by 11% and also called for a reduction of free minutes. Free minutes were reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes included in the old plans. The Agreement introduced a prepaid plan for clients with lower purchasing power. The prepaid plan provides attractive tariffs established at a minimum of Bs. 10,000 for two months and Bs. 60.32 charge per minute on local usage. A new premium public telephony plan is available in hotels and higher income level areas. The new tariffs also included a special plan for Internet users with basic rent at Bs. 40,220, per month, 2,500 free minutes, that become a flat rate plan in 2001, and a charge per minute on local usage, which decreased with increases in usage.

         Under the Agreement, tariffs on Plans D and E could be modified by CANTV without the authorization or approval of CONATEL up to a maximum monthly basic rent of $80. The only requirement was to publish changes during three consecutive days in two national papers at least a month before their effective application. CANTV could also offer additional plans, but in no instance could the basic rent exceed $80.

         The Agreement advanced the rebalancing process between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates were decreased in some cases by 68%, depending on the country. Domestic long distance rates were combined into one nationwide plan with a weighted average of $0.1875 per minute.

         The Agreement provided for extraordinary adjustment mechanism for certain of CANTV's tariffs in the event that actual exchange rates, as defined in the Agreement, deviate materially from the agreed projected exchange rates set forth in the Agreement. If such variance in exchange rates exceeded certain pre-determined percentage, the Agreement allowed CANTV to adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment, subject to approval by CONATEL. The agreed projected exchange rate at November 30, 2000 was Bs. 729.00 per $1.00. During 2000 and 2001, the rates measured at the end of each month agreed with the projected rates under the Agreement and no extraordinary adjustments were necessary.

         The Agreement also allowed CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations.

Regulation of Tariffs

        Effective in early 2001, CANTV became subject to tariff regulation under the new regulatory framework as the established dominant operator in the telecommunications market in Venezuela. On February 19, 2001 pursuant to the Ley Organica de Telecomunicaciones (Gaceta Oficial No. 36,970, enacted on June 12,
2000) (the "New Telecommunications Law"), CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001 and a new tariff-setting system that modified the tariff adjustment mechanism provided under the Agreement. The first tariff increase became effective on March 11, 2001 and the second tariff increase became effective on July 1, 2001. The revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published on May 30, 2002 in Official Gazette No. 37,454, and became effective from June 15, 2002. This tariff plan includes a tariff simplification with the introduction of three new tariff plans to replace the five existing plans and retains flat rate and prepaid services. The purpose of the new tariff plan is to simplify the existing tariff structure and better match the needs of each customer according to their usage patterns while also accommodating those customers who are considered heavy Internet users. See " -- Regulatory Framework -- Regulation of Tariffs." Under the new rate plans, local usage, monthly rent and domestic long distance tariffs expressed in nominal bolivars, were increased by approximately 20%, international long distance rates were increased by 12.8% and local public telephone service rates were increased by approximately 22%. The tariff adjustment mechanisms used for 2002 tariffs have not changed from those applied in 2001.

       Under the new tariff-setting system, the maximum tariffs are adjusted upwards or downwards based on a formula tied to the WPI and the ROD in the bolivar with a higher weight given to the cumulative percentage change in the WPI. The price-cap formula is used to calculate a compound index of adjustment ("ICA") based on the cumulative percentage change in the WPI and the ROD over a given measurement period from projected rates. The tariff-setting system provides for an upward or downward adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below monthly projected estimates of the ICA. CANTV may apply for an upward adjustment to the established rates up to the excess percent that the ICA is greater than 2.5% above the projected ICA. CONATEL may request a downward adjustment to the established tariffs by the excess percent that the ICA is less than 2.5% below the projected ICA. Where the actual ICA deviates in excess of 7.5% from the projected ICA, CONATEL is required to revise the tariff-setting formula. Upon an adjustment to the tariffs, the projected ICA is also adjusted for subsequent adjustments of the tariffs under the tariff-setting system.

         The following table sets forth information regarding the Company's rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from March 23, 2000 through December 31, 2002:

                                       Tariffs           Tariffs         Maximum Tariffs     Maximum Tariffs     Maximum Tariffs
                                    Effective from     Effective from    Effective from      Effective from      Effective from
                                    March 23, 2000     June 16, 2000     March 11, 2001       July 1, 2001        June 15, 2002
                                       through             through          through             through              through
                                    June 15, 2000      March 10, 2001     June 30, 2001       June 14, 2002     December 31, 2002
                                    -------------      --------------     -------------       -------------     -----------------
Residential Service
-------------------
Installation
  Primary line                       43,746.46         46,294.73          47,195.64              48,931.82            58,589.81
  Secondary line                     12,861.37         13,610.55          13,111.66              13,593.99            16,271.57
Subscription
  With equipment (5)                 67,982.66         71,942.68                N/A                    N/A                  N/A
  Without equipment                  44,442.36         47,031.15          47,946.39              49,710.19            59,501.49
Monthly Rent
  Primary line
     Plan A                           4,752.30          5,028.88           5,126.74               5,315.34                  N/A
     Plan B                           7,291.20          7,715.55           7,865.70               8,155.05                  N/A
     Plan C                           8,200.65          8,677.92           8,846.80               9,172.24                  N/A
     Plan D (1)                      13,404.20         13,404.20          14,271.42              14,271.42                  N/A
     Plan E (1)                      18,095.67         18,095.67          18,860.02              18,860.02                  N/A
     Plan F                          40,212.60         42,555.00          43,383.13              44,979.07                  N/A
     Plan I                                N/A               N/A                N/A                    N/A             6,173.43
     Plan II                               N/A               N/A                N/A                    N/A            10,450.97
     Plan III                              N/A               N/A                N/A                    N/A            13,145.15
     Plan IV                               N/A               N/A                N/A                    N/A            53,838.50
  Secondary line (5)                    360.91            360.91                N/A                    N/A                  N/A
Local usage (per minute) (2)
     Plan A                              29.56             31.28              31.89                  33.06                  N/A
     Plan B                              20.91             22.13              22.56                  23.39                  N/A
     Plan C                              19.10             20.21              20.60                  21.36                  N/A
     Plan D (1)                          18.77             18.77              18.77                  18.77                  N/A
     Plan E (1)                          17.09             17.09              17.09                  17.09                  N/A
     Plan F                               6.70              7.09               7.09                   7.09                  N/A
     Plan I                                N/A               N/A                N/A                    N/A                44.70
     Plan II                               N/A               N/A                N/A                    N/A                31.93
     Plan III
        From 61' to 240'                   N/A               N/A                N/A                    N/A                27.67
        From 241' to 480'                  N/A               N/A                N/A                    N/A                25.55
        From 481' to 900'                  N/A               N/A                N/A                    N/A                22.35
        From 901' to 1,800'                N/A               N/A                N/A                    N/A                18.09
        Over 1,800'                        N/A               N/A                N/A                    N/A                12.77
     Plan IV (6)                           N/A               N/A                N/A                    N/A                14.11
     Wireline Prepaid                    60.32             63.83              63.83                  63.83                67.94

Non-residential Services
------------------------
Installation
  Primary line                       47,373.32         50,132.84          51,108.44              52,988.56            63,425.60
  Secondary line                     15,855.63         16,779.22          16,164.19              16,758.82            20,059.77
Subscription
  With equipment (5)                110,990.51        117,455.75                N/A                    N/A                  N/A
  Without equipment                  87,450.21         92,544.22          94,345.16              97,815.83           117,062.39
Monthly rent
  Primary line                       14,074.41         14,894.25          15,184.10              15,742.67            18,843.47
  Secondary line                      1,741.74          1,843.20           1,879.07               1,946.19             2,331.92
  Local usage (per minute) (3)           25.07             26.53              27.05                  28.04                33.56
Domestic Long Distance (4)
--------------------------
  Residential and non-residential       118.99            118.99             128.63                 128.63               153.97
International Long Distance (4)         462.47            462.47             462.47                 462.47               521.80
-------------------------------
Public Telephone Service (4)
----------------------------
  Local Call                             20.91             22.13              25.25                  25.25                30.87
  Domestic Long Distance                118.99            118.99             128.63                 128.63               153.96
  Premium                                42.22             44.68              45.55                  47.23                50.27

--------------------------------------------------
(1) CANTV was permitted to modify Plans D and E and create new plans subject to a maximum monthly rent of $62.61 and $64.91. These rates were originally issued in Venezuelan bolivars and translated into U.S. dollars at the exchange rate of Bs. 718.75 per dollar as of July 1, 2001.
(2)  Figures represent usage in excess of free minutes.
(3)  Non-residential customers do not receive free impulses.
(4)  Charge per minute.
(5)  During 2001, these tariffs are not subject to regulation.
(6) Local calls from CANTV's network to other operator's network (fixed to fixed traffic) are not included on flat rate plan.

         Under the tariffs established by CONATEL, applicable to the rates CANTV charged until June, 2002, certain calling residential plans were modified from the changes introduced by the Agreement. Additionally new tariffs approved by CONATEL and effective from June 15, 2002 to December 31, 2002, changed previous residential plans by introducing three new tariff plans to replace the five existing plans, while maintaining a flat rate plan and prepaid services. The following table sets the plans differences for years 2000, 2001 and 2002:

                                                                        Residential service
                                            ----------------------------------------------------------------------------
                                                Under the 2000          Under 2001 tariffs         Under 2002 tariffs
                                                  Agreement                 resolution                 resolution
                                            -----------------------    ----------------------    -----------------------
                                                                     (free minutes per month)
Plan A - Adjusted Plan                              40                         50                        N/A
Plan B - Discrete Plan                              65                         65                        N/A
Plan C - Moderate Plan                              90                         90                        N/A
Plan D - Efficient Plan                             360                       360                        N/A
Plan E - Large Plan                                 600                       600                        N/A
Plan F - Free Plan                                 2500                    Unlimited                     N/A
Plan I - Limited Plan                               N/A                       N/A                        50
Plan II - Classic Plan                              N/A                       N/A                        50
Plan III - Talk more, Pay less Plan                 N/A                       N/A                        60
Flat Rate Plan                                      N/A                       N/A                     Unlimited

         Residential customers have 15 days to choose the plan they prefer, however, if they do not choose a specific plan, they are assigned a plan according to their usage. CANTV will maintain current promotional tariffs of Bs. 44,979 per month for the Flat rate and Bs. 63.83 per minute for Prepaid services.

         The Limited plan requires that the customer have only one telephone line and is limited to a maximum of 120 minutes of use monthly average per quarter. If customers exceed this limit, they are automatically transferred to the Classic plan.

         The following table sets forth information concerning the Company's rates for wireless services, expressed in nominal bolivars, effective since March 21, 2002:

                                                     Tariff effective since
           Wireless Telephone Service                    March 21, 2002
           --------------------------                    --------------
      Postpaid  (1)
      Activation fee                                              --
      Basic monthly service fee                               24,803
      Usage

      Peak hour (per minute)                                     186
      Off-peak hour (per minute)                                 183
      Prepaid  (2)
      Peak hour (per minute)                                     425
      Off-peak hour (per minute)                                 157

----------
(1)  Weighted average of 18 plans offered by Movilnet effective March 21, 2002.
(2)  Weighted average of 2 plans offered by Movilnet effective March 21, 2002.

         On March 21, 2002, wireless tariffs increased by approximately 18% for prepaid services, 28% for postpaid services, and 33% for special services including mobile originating. Wireless tariffs are unregulated, and only require information to be filed with CONATEL 15 days before the tariff's effective date.

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

         Among the primary objectives of the New Telecommunications Law is the provision of an up-to-date regulatory framework for the newly open telecommunications sector and offers customers the benefits of a competitive environment. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. Under the New Telecommunications Law, telecommunications services are offered on a competitive basis, and universal and public service obligations are shared by telecommunications service providers as determined by CONATEL. The New Telecommunications Law also adopts a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replaced the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See "-- Concession and Other Fees." The New Telecommunications Law includes provisions that provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross subsidies and promote self-regulation of the sector. It also contemplates rights of way guarantees, number portability and long distance operator pre-subscription. The New Telecommunications Law provides for the creation of a universal fund and a research and training fund. See "-- Regulation and the Concession" and "-- Amendments to the Regulatory Framework."

         CONATEL divided the regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three-service areas. With the opening of the telecommunications market to competition in Venezuela,

CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions for various services.

Basic Telephone Services

         Basic telephone services include fixed local services and domestic long distance and international long distance services. As of May 31, 2002, companies such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digicel and Digitel have obtained concessions from CONATEL to provide wireless basic telephone services. As of May 31, 2002, companies such as Convergence Communications and Veninfotel have obtained administrative licenses from CONATEL to provide fixed local telephone services and domestic and international long distance services. New Global Telecom, Telcel and Totalcom Venezuela C.A. have obtained an administrative license to provide domestic and international long distance services. As of May 31, 2002, companies such as Multiphone de Venezuela, C.A. and Etelix have obtained administrative licenses from CONATEL to provide international long distance services. Entel Chile has obtained an administrative license to provide fixed local telephone services and international long distance services.

         The Company, like most Latin American telephone companies, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and "call-back" services (despite call-back services being illegal in Venezuela). As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company believes that as of May 31, 2002 its rates for international long distance services are competitive with those of other international service providers. During 2000, the Company introduced two international long distance plans referred to as frequent country and preferred country, which provide lower international long distance rates and on consequence call volume increased during 2000 and 2001.

         CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2002, the Company believes that in the short term any loss of market share during 2001 and 2002 attributable to the entry of competitors into the market for basic telephone services is not likely to have a material impact on CANTV's financial condition or results of operations.

Public Telephone Services

         As of May 31, 2002, CANTV, Telcel, Infonet, Digitel and Digicel were the providers of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators will be required to install a number of public telephones equal to at least 3% of their lines in use.

Wireless Telephone Services

         The Company faces competition in wireless services from Telcel, and recently from Digitel. Telcel, which is majority owned by BellSouth Corporation, began its operations one year earlier than Movilnet and Digitel began its operation in 1999. Movilnet's market share was approximately 38%, 36% and 40% at December 31, 1999, 2000 and 2001, respectively. The Company estimates that Telcel's market share was approximately 62% at December 31, 1999, 60% at December 31, 2000 and 49% at

December 31, 2001. Digitel's market share was not significant during 1999, and was approximately 3% at December 31, 2000 and 10% at December 31, 2001.

         Beginning in November 2000, the Government started the auction of frequencies for WLL services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and three permits in each region were auctioned. CANTV was not permitted by CONATEL to participate in the WLL auction. Telcel and Genesis Telecom are two of the companies awarded concessions for wireless services. Additionally, companies with existing facilities in Venezuela have fulfilled requirements to obtain operator licenses in basic fixed telephone service based on the new regulations. Convergence Communications, Veninfotel and Telcel have obtained operator licenses to provide local, domestic and international long distance services. New Global Telecom has an operator license to provide domestic and international long distance services. The following table summarizes the WLL auction results:

                                        Wireless Local Loop (WLL) auction (1)
----------------------------------------------------------------------------------------------------------------------
                        Capital Region      Andean Region      Central Region    South-East Region     West Region

                       -----------------  ------------------- ------------------ ------------------ ------------------
Granted to:
  Frequency A          Telcel             Telcel              Deferred           Telcel             Telcel
  Frequency B          Genesis            Genesis Telecom     Telcel             Genesis Telecom    Genesis Telecom
  Frequency C          Telecom            Millicom            Genesis Telecom    Digicel            Digitel
                       Entel Chile

Auction  close price
($):
  Frequency A          2,500,000          1,500,000           Deferred           800,000            1,000,000
  Frequency B          3,800,000          860,000             4,300,000          560,000            400,000
  Frequency C          1,500,000          800,000             1,200,000          300,000            720,000

----------------------------------------
(1) Information source: CONATEL

         CONATEL intended to auction concessions for frequency to provide LMDS in five regions of Venezuela. LMDS is a fixed wireless service that offers a broad-band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS and a new date for the LMDS auction has not been announced. It is anticipated that this auction will have the same structure of the WLL auction process, by defining five regions.

Other Services

         There are other data transmission service providers in the market. CANTV.Net is among the two largest Internet service providers in Venezuela and at December 31, 2001 had an estimated market share of approximately 53.0%. The major competitor of CANTV.Net for Internet-related services is Telcel through its subsidiary, T-Net.

         Competition in services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2002, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; wireless fixed service providers, such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; ISPs, such as CANTV.Net, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV via satellite transmission.

These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers. As of May 31, 2002, only NetUno is operating as a local service provider.

         The scope of increased competition and any corresponding adverse effect on the Company's results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions and the effectiveness of the Company's efforts to face the increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services, position it to operate effectively in a competitive environment.

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

         The New Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government by all telecommunications providers as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL's activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers are subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax will be eliminated. These taxes would replace the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers are subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. These taxes became effective on January 1, 2001 and supercede taxes established in the Concession.

         The Concession provides, without prior authorization of CONATEL, CANTV may not transfer or assign, in whole or in part, the concession granted thereby or the obligation to fulfill such concession. It further provides that the control of CANTV may not be assigned or transferred without the approval of the Ministry. In case of war, rebellion or other circumstances constituting a serious threat to national defense and security, the Government may replace CANTV as the holder of the Concession and take possession of the assets, equipment, facilities and accounting records of CANTV. In such an event, the Government is required to restore all assets, equipment, facilities and records at the end of the period during which such circumstances occurred and provide CANTV compensation for those damages imputable to the Government for which CANTV could demonstrate as having resulted directly from such action.

         The Concession is for 35 years ending in 2026, and may be renewed for an additional period of 20 years subject to the approval by the Ministry and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by

CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without prior authorization of the Ministry, (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition, (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry's authorization, (iv) the failure to pay the concession fee or annual taxes specified in the Concession, (v) the liquidation or bankruptcy of CANTV, (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession and (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Ministry. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV's revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

         Upon any termination of the Concession, all of CANTV's real estate, equipment, structures and facilities assets allocated to the rendering of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets without depreciation or amortization as recorded on the books used by CANTV for income tax purposes. The depreciated value of CANTV's assets at December 31, 2001 on such basis, was approximately Bs. 3,400 million.

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

         Movilnet may set the tariffs it charges its customers for wireless services within minimum and maximum limits set by CONATEL. Within such limits, the Company may create different tariff plans, including incentives and promotional programs. In December 1998 and in November, 1999, rate limits were established by CONATEL, pursuant to a request by the wireless operators. On March 21, 2002, CONATEL approved new tariffs for Movilnet.

         Pursuant to regulations relating to the operation of cellular telephony, CANTV and Movilnet must operate separately. Each company must maintain independent personnel, management, accounting and marketing departments, among other requirements. However, under the New Telecommunications Law, this requirement no longer applies and all services could be rendered by one company.

         The majority of the Company's value-added services are provided directly by the Company's wholly owned subsidiary, CANTV.Net, under a concession, the "Value Added Services Concession." On October 5, 1995 CONATEL granted to CANTV.Net the Value Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term subject to certain conditions. The Value-Added Services Concession granted CANTV.Net the right to offer voice-mail services nationwide. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value-Added Services Concession also requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

         CANTV.Net also offers fax and voice-mail with alert messages to pagers and cellular telephones, enhanced fax, computer network management and professional services including outsourcing of telecommunications networks. The Value-Added Services Concession was recently expanded to include Virtual Private Networks, access to extranets and intranets, electronic banking, video conferencing and fax over Internet Protocol. CANTV.Net is a full Internet service provider.

         In accordance with the Concession, services provided pursuant to the Cellular and Value-Added Services Concessions may not be subsidized by CANTV.

Item 5.           Operating and Financial Review and Prospects

Introduction

Basis of Financial Data

         The information in this section should be read in conjunction with the Audited Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F.

         The Company prepares its financial statements in bolivars and in conformity with Venezuelan GAAP, which differs in certain important respects from U.S. GAAP. Note 28 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1999, 2000 and 2001 and total stockholders' equity at December 31, 2000 and 2001.

         In accordance with Venezuelan GAAP, the Company's consolidated financial statements are presented on a constant bolivar basis. Accordingly, except where otherwise indicated, consolidated financial data have been presented in constant bolivars as of December 31, 2001 to reflect inflation in Venezuela using the CPI. References to variations in average real rates over periods within this section are based on adjustments made in accordance with movements in the CPI. Until 1999 tariffs were adjusted by the Government, in accordance with movements in the WPI which, at times, has been substantially below the CPI. In 2000, tariffs were adjusted pursuant to the terms of the Agreement between CANTV and CONATEL. Beginning in March, 2001, tariffs were adjusted based on a projected inflation based on the WPI and projected exchange devaluation of the bolivar against the U.S. dollar. See "Item. 4. Information on the Company -- Regulatory Framework -- Regulation and the Concession -- Regulation of Tariffs." Although the restatement of nominal bolivar amounts into constant bolivars lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and the evaluation of period to period trends may be difficult. See "Introduction" and Note 4(b) to the Audited Financial Statements.

Significant Developments in Venezuela's Economy

         Substantially all of the Company's businesses are conducted in Venezuela. Demand for telephone services in Venezuela and the Company's results of operations and financial condition have been, and are expected to continue to be, affected by the state of Venezuela's economy. There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company's services or on the Company's results of operations and financial condition. Venezuela's GDP increased by 2.7% in 2001, partly due to the adoption of a fiscal policy with the stated objective to reduce or eliminate taxes on consumption and increase activity in the oil sector, which is a significant part of Venezuela's economy.

         The Company's financial condition and results of operations are significantly impacted by changes in Venezuela's GDP, the rate of inflation and the value of the bolivar compared to the U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy. In 1999 and 2000, international oil prices rebounded from 1998 levels, but contracted by 23.1% in 2001. See "Item 3. - Key Information -- Risk Factors -- Importance of Oil Sector."

         In November 2001, President Chavez enacted forty-nine (49) laws, by decree, under the Enabling Law including the Hydrocarbons Law, Land and Agricultural Development Law, and General Banking and other Financial Institutions Law

         Discontent and dissidence against the current Government has been expressed in Venezuela and reflects no only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasingly confrontational attitude of President Chavez against diverse social sectors considered as key institutions, such as the Catholic Church, the media and the CTV.

         In early 2002, several active members of the armed forces and the National Assembly considered loyal to President Chavez, publicly expressed their dissent with the government. In the economic sector there is uncertainty regarding very important laws, particularly relating to taxation and social security matters. The political uncertainty in Venezuela has increased substantially in recent months. Specifically, tensions within the media, labor unions, management of PDVSA and industrial associations has intensified, leading to regular demonstrations both in favor of and against the Venezuelan Government. Managers of PDVSA, who did not support the appointment of President Chavez loyalists to the Company's board of directors and increased government control of the company, participated in a work slowdown in late February 2002 and began a strike on April 4, 2002. On April 9, 2002 leaders of CTV and Fedecamaras joined PDVSA's strike calling for a general strike that lasted three days and culminated on April 11, 2002 with a massive opposition march in Caracas. The violence that erupted between protesters and supporters of President Chavez on that march resulted in the death of 17 Venezuelans. This event prompted dissident officers of the armed forces, to intervene and ask President Chavez to resign. During the early hours of April 12, 2002 President Hugo Chavez, was forced out of office. A transitional government led by Pedro Carmona Estanga, head of Fedecamaras, replaced President Chavez. Mr. Carmona's decision upon taking office to dissolve Venezuela's elected National Assembly, as well as to fire members of the Supreme Justice Court and revoke the package of controversial laws enacted in November 2001 pursuant to the Enabling Law, were met with severe domestic and international criticism. Under pressure from military forces loyal to President Chavez, and public demonstrations in support of President Chavez (who has denied that he ever resigned on April 12), and as a result of the lack of support for Mr. Carmona from moderate factions within the military and the general public, Mr. Carmona resigned and President Chavez was reinstated as President on April 14, 2002 . In a conciliatory move, President Chavez dissolved the recently installed board of directors of PDVSA.

         These events demonstrate the divisions within the military as well as the discontent with President Chavez within the business and labor sectors. The issues and problems that mobilized many sectors of Venezuelan society against President Chavez remain unresolved. These factors present an environment of increasing ungovernability, political polarization and political and social instability. There can be no assurance that the economic and political uncertainty which has negatively affected the growth of the Venezuelan economy in the past will not persist.

         Venezuela's gross domestic product decreased by 7.2% in 1999 and increased by 3.2% in 2000 and by 2.7% in 2001. Not considering for petroleum-related activities, Venezuela's gross domestic product decreased by 4.9% in 1999 and increased by 2.7% in 2000 and by 3.8% in 2001. Despite increased oil prices, the continuation in 2002 of constraints on oil production requested by OPEC will create Government revenue shortfalls, which will mean that the efforts to spur growth through public spending and investment will be curtailed. There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company's services or on the Company's results of operations and financial condition. See "Item 5. Results of Operations for the years ended December 31, 1999, 2000 and 2001."

         Inflation in Venezuela as measured by the CPI was 20.0%, 13.4% and 12.3% during 1999, 2000 and 2001, respectively. Inflation as measured by the WPI was 13.6%, 15.8% and 10.2% during these same years, respectively. Consumer and wholesale prices are expected to increase on 2002, fueled by currency devaluation. Consumer prices rose by 4.2% in March 2002, the highest monthly rate since 1996, and 1.1% in May 2002, raising accumulated consumer price inflation for the first five months of 2002 to 10.2%. The Company estimates consumer and wholesale inflation of 26% and 35%, respectively for 2002. In high devaluationary periods the wholesale prices tends to exceed consumer prices, since the adjustment in wholesale foreign component is higher than the domestic one. The remaining devaluations adjustments expected by year end 2002 and the increase in the minimum wage, effective on May 1, 2002 will only add further upward pressure on prices, to be offset, in part, by weak domestic demand. CANTV tariffs are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates, in order to maintain the value of the tariffs in real terms.

         Devaluation of the bolivar against the U.S. dollar was 14.9%, 7.8% and 8.3% for the years ended December 31, 1999, 2000 and 2001, respectively. The change in the value of the dollar against foreign currencies resulted in a net exchange loss of Bs. 37.9 billion, and Bs. 2.9 billion and a net exchange gain of Bs. 21.0 billion for the years ended December 31, 1999, 2000 and 2001, respectively. The deterioration of Government revenues streams and the increasing political and legal instability, sustained capital flight and the erosion of foreign reserves that began in late 2001, forced the government to announce, on February 12, 2002, that the bolivar would float freely. The Company believes that the currency may depreciate further in 2002, and expects Venezuelan GDP to contract as the political tensions increase, credit is constrained due to high interest rates, and inflation erodes purchasing power and consumption. Net exchange gain or loss is included in the "financing cost, net" caption in the consolidated statements of operations and in Note 17 to the Audited Financial Statements and represents the additional or fewer bolivars, a the case may be, that the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities. Despite continued devaluation of the bolivar against the U.S. dollar, the bolivar remains overvalued relative to the U.S. dollar, which will have the negative effect of reducing demand for domestic products both abroad and in Venezuela. This situation explains the dynamism in the demand for imports despite the moderate expansion of the economic activity. In the event of a continued decline in the value of the bolivar relative to the U.S. dollar and other foreign currencies, as occurred in 1999, 2000, 2001 and the first half of 2002, the Company's results of operations and stockholders' equity could be adversely impacted by additional exchange losses. See "Item 3. Key Information" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Significant Developments in the Company's Business

         The information in this section should be read in connection with "Item
4. Information on the Company."

         In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of access lines in service increased up to December 31, 2001. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of approximately 1,005,000 lines from 1999 to 2001. The lines, which have been permanently removed, are being reassigned to new customers on the basis of credit checks. Access lines in service totaled approximately 2.7 million at December 31, 2001 of which 80.5% were digital.

         The number of cellular subscribers increased, from 1,705,990 at December 31, 2000 to 2,461,501 at December 31, 2001 due to an increase in prepaid customers of 50.4% from the continued success of prepaid services and migration from postpaid to prepaid services, the number of postpaid customers remained relatively flat during 2001 after declining by 34.2% over 1999-2000 period.
The number of Internet subscribers and related users also grew, from 113,226 and 283,065, respectively, at December 31, 2000 to 145,218 and 363,045, respectively, at December 31, 2001.

         To achieve profitable growth and continue to reduce costs and improve productivity, the Company has implemented strict procurement and cost containment programs. In 2001, the Company continued refining its customer focus units, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company uses improvements in customer service and technological infrastructure to market its services more effectively and increase revenues and profitability. These improvements focus on efficiently meeting customer needs while optimizing productivity, and are expected to position the Company for the current competitive environment.

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

         Growth of the Company's wireline operations was partially impacted by an uncollectibles accounts receivable problem arising primarily from the deterioration in the Venezuelan macroeconomic environment since 1998. In response, the Company developed collections and credit policies that included a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2001, CANTV made approximately 1,954,489 temporary disconnections and permanently removed 203,313 residential and commercial lines compared with 2,514,270 and 337,614 lines temporary and permanently disconnected, respectively, in 2000. This decline reflects continuing improvement in cash collections and the application of stricter credit policies. Permanently removed lines are being aggressively reassigned to new customers following upfront credit history checks. During 2001, the Company's uncollectibles provision was Bs. 65.8 billion compared to Bs. 85.9 billion in 2000. The Company's provision for uncollectibles represents 2.9% and 3.6% of total operating revenues at December 31, 2001 and 2000, respectively.

         On December 29, 2000 the Company announced a workforce reduction program. This program was implemented, after a thorough review of business processes, to eliminate non-strategic activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in an accrual of a special one-time charge of Bs. 123,948 million in the Company's results of operation in 2000. In addition, in 2001, the Company recognized approximately Bs. 36,109 million in the statement of operations in respect of pension and postretirement plan special termination benefits related to the effect associated with this employee reduction program. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated approximately 3,752 employees (approximately 34.0% of CANTV's work force).

Regulatory Environment

         The information in this section should be read in conjunction with "Item 4. Information on the Company -- Regulatory Framework."

         In February 2000, CANTV entered into the Agreement with CONATEL with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to these matters and the Concession continued to control as to subject matters not specifically covered by the Agreement. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were unable to reach an agreement on the tariffs, to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs applied effective on March 11, 2001 and a new tariff-setting system used to adjust the rates the Company charges since March 11, 2001. Revised tariffs for year 2002 were established by CONATEL on May 21, 2002 pursuant to the tariff-setting system, published on May 30, 2002 in the Official Gazette (No.(degree)37,454) and became effective on June 15, 2002 . This tariff plan includes a tariff simplification with the introduction of three new tariff plans to replaced five existing plans, while maintaining the flat rate and prepaid services. The purpose of these new rate plans is to better match the needs of each customer according to their usage patterns while also accommodating those customers considered as heavy Internet users. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation of Tariffs." Local usage, monthly rent and domestic long distance tariffs expressed in nominal bolivars were increased by approximately 20%, international long distance rates were increased by 12.8% and local public telephone service charges were increased by approximately 22%.

         The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the differences outstanding between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to an $80 maximum; and (v) CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations pursuant to the Agreement.

         Prior to entering into the Agreement with CONATEL relating to rates for 2000, CANTV's rates were regulated under the Concession. The Concession had provided for a "price-cap" mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation of preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second preceding quarter. Accordingly, in many instances tariffs were

Regulatory Environment

         The information in this section should be read in conjunction with "Item 4. Information on the Company -- Regulatory Framework."

         In February 2000, CANTV entered into the Agreement with CONATEL with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to these matters and the Concession continued to control as to subject matters not specifically covered by the Agreement. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were unable to reach an agreement on the tariffs, which were to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs applied effective on March 11, 2001 and a new tariff-setting system used to adjust the rates approved on June 14, 2002 the Company charges since March 11, 2001. Revised tariffs for year 2002 were established by CONATEL on May 21, 2002 pursuant to the tariff-setting system, published on May 30, 2002 in the Official Gazette (No.(degree)37,454) and became effective on June 15, 2002 . This tariff plan includes a tariff simplification with the introduction of three new tariff plans to replace the five existing plans, while maintaining flat rate and prepaid services. The purpose of these new rate plans is to better match the needs of each customer according to their usage patterns while also accommodating those customers considered as heavy Internet users. See "Item 4. Information on the Company -- Regulatory Framework -- Regulation of Tariffs." Local usage, monthly rent and domestic long distance tariffs expressed in nominal bolivars were increased by approximately 20%, international long distance rates were increased by 12.8% and local public telephone service charges were increased by approximately 22%.

         The Agreement was arrived at following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the differences outstanding between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included (i) a significant rebalancing between long distance tariffs and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL's prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to an $80 maximum; and (v) CANTV's agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations pursuant to the Agreement.

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

         The increase in CANTV's tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company's financial statements since the rate of inflation used in preparing the Company's financial statements is based on the CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession's price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long distance rates by the full amount permitted as a result of competitive pricing strategies. In March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. CANTV was unable to obtain approval to increase its tariffs as stipulated in the Concession following CANTV's rate increase effective on April 30, 1999. In February 2000, CONATEL and the Company entered into the Agreement which allowed CANTV to increase rates in 2000. The first tariff increase became effective on March 23, 2000 and the second tariff increase became effective on June 16, 2000. The Agreement is more fully described under "Item 4. Information on the Company -- Regulatory Framework -- Regulation and the Concession -- The Agreement."

         The Agreement advanced the rebalancing process, between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates were decreased in some cases by 68%, depending on the country. Domestic long distance rates were combined into one nationwide plan with a weighted average rate of $0.1875 per minute.

         The Agreement provided an extraordinary adjustment mechanism for certain of CANTV's tariffs in the event that actual exchange rates, as defined in the Agreement, deviate materially from the agreed projected exchange rates set forth in the Agreement. Under the Agreement, the variance between projected exchange rates and actual exchange rates was measured at the end of each month. If such variance in exchange rates exceeded a certain percentage, CANTV could adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment. CONATEL was required to authorize and approve all extraordinary adjustments. The Agreement also allowed CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations. During 2000 and 2001, the rates measured at the end of each month agreed with the projected rates under the Agreement and no extraordinary adjustments were necessary.

         The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and at the same time obtaining and establishing universal service objectives. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable tax regime. See "Item 4. Information on the Company -- Regulatory Framework -- Amendments to the Regulatory Framework."

         The New Telecommunications Law established CONATEL as an independent regulatory body charged with overseeing the implementation of regulations pursuant to the established framework for a new competitive market. Under the New Telecommunications Law telecommunications services providers are free to set their own rates unless there is insufficient competition, at which point certain telecommunications services must be subject to tariffs regulation. In this case CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. CONATEL is regulating CANTV's tariffs under the new tariff-setting system until there is meaningful competition, this system replaced the tariff adjustment mechanism provided under the Agreement.

         The New Telecommunications Law and the Regulations for Basic Telephony Services provide additional obligations for operators, such as, the installation of a new signaling system for interconnections based on the SS7 protocol and the installation of the minimum equivalent of 3% of lines in use, in public telephones. In addition, as the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations and quality and service standards to be determined under the new regulatory framework.

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

         Local and domestic long distance services generate the largest portion of the Company's operating revenues, representing 27.0%, 25.5% and 23.6% of the Company's total operating revenues for the years ended December 31, 1999, 2000 and 2001, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes of use or by seconds of use, the rates charged by the Company to its customers and the number and availability of public telephones. Revenue from public telephones is generated by utilization measured by minutes of usage.

         The Extended Local Area Service, which expands the local calling area to better serve community calling patterns, will cause certain traffic currently classified as domestic long distance to be redefined as local. This change is effective as of January 1, 2002. As a result of this change, the Company expects approximately 10% to 12% of minutes currently classified as domestic long distance to be classified as local traffic.

         In October 2001, the Company changed its method to report and book interconnection revenues and cost. The Company presents the revenue derived from fixed to mobile calls and the revenue received from mobile to fixed calls separately. The fixed to mobile revenue is labeled as "Fixed to Mobile - outgoing" in the statements of operation. Under the "calling party pays" concept in Venezuela, when the wireline customer makes a fixed to mobile call, he pays the Company a rate to terminate the call on the cellular network. Previously this revenue was reported net of the interconnection cost under local or national long distance revenue, depending on the destination. Mobile to fixed call revenue is now separated and shown under "Interconnection incoming" in the statement of operations. This revenue consists of charges paid by other operators for connection to the Company's network. Previously this revenue was reported under local or national long distance revenue, depending on the termination destination. The Company believes that this change better illustrates the dynamics of interconnection revenues and costs under the recently implemented interconnection regime, and makes the financial statements more transparent. The effect of this change is to increase reported revenues and expenses compared to the prior method. Results for all prior periods included in the financial statements have been restated to reflect this change in presentation. Under the previous method, revenues for the full year 2001 would have been $2.6 billion versus $3 billion under the new method. The EBITDA margin under the old reporting method would have been 47% versus 41%, under the new methodology. This change in reporting has no effect on net income, cash flow, or taxes paid.

         The Company previously recognized the sales of prepaid public telephone cards as revenue at the time of sale. To better align itself with industry practice and as a result of the availability of a more improved public telephone monitoring system and database, the Company recognizes such revenue based on card usage and has restated all periods to reflect this change.

         International long distance services generated 8.2%, 6.1% and 5.4% of the Company's total operating revenues for the years ended December 31, 1999, 2000 and 2001, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance services depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a "report and order" that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order took effect on January 1, 1998 until December 31, 2001. The accounting rate as of December 31, 2001 between the United States and Venezuela was $0.38 per minute.

         The following table sets forth the Company's negotiated accounting rates per minute with U.S. international carriers for the period 1999 through December 2001:

                                                     Rate in $
                        Period                     (per minute)
         ------------------------------------    -----------------

          January to June 1999                               0.74
          July to December 1999                              0.64
          January to June 2000                               0.54
          July to December 2000                              0.46
          January to December 2001                           0.38

         Despite these negotiated accounting rates, most agreements signed with foreign carriers include accounting rates based on the volume of traffic.

         Due to the current imbalance between the Company's outgoing and incoming international call volumes, the reduction in settlement rates paid to the Company has had, and may continue to have, a negative effect on the Company's revenues from international long distance services. See "Item 4. Information on the Company -- Business Overview -- International Long Distance Services."

         Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnect fees and miscellaneous charges.

         Revenues from wireless services comprised 14.8%, 14.1% and 17.9% of the Company's total operating revenues for the years ended December 31, 1999, 2000 and 2001, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), monthly service fees, usage charges, revenues from equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes of use and rates charged by the Company to its customers. Usage charges are based on a "calling party pays" principle under which the Company's wireless customers are charged only for calls they originate. The Company charges a usage fee to customers, other than Movilnet's customers, accessing the Company's wireless network.

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

         The Company's operating expenses consist of a provision for uncollectibles, operations, maintenance, repairs and administrative expenses, depreciation and amortization, interconnection cost and concession and other operating taxes. Additionally, operating expenses include a nonrecurring charge for 1999 and 2000, a special charge for 2000 and pension and post-retirement plan special termination benefits for 2001.

         The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectibles accounts receivable. The provision for uncollectibles comprised 5.2%, 3.6% and 2.9% of the Company's total operating revenues for the years ended December 31, 1999, 2000, and 2001, respectively.

         The Company's operations, maintenance, repairs and administrative expenses represented 38.8%, 40.5% and 37.2% of the Company's operating revenues for the years ended December 31, 1999, 2000 and 2001, respectively. The Company's operations, maintenance, repairs and administrative expenses for the year ended December 31, 2001 are comprised of salaries (15.6%), labor benefits (24.8%), contractors (22.2%), materials (12.2%) and other expenses (25.1%). Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees, from 14,769 at December 31, 1999 to 10,227 at December 31, 2001, while simultaneously expanding its business. At May 31, 2002 the Company had 10,383 employees.

         During 2001, CANTV decreased its workforce by approximately 3,752 employees as a result of a workforce reduction program, which only covered wireline employees and eliminated primarily administrative positions. This program was implemented to eliminate non-strategic activities and associated costs after a thorough review of business processes that were not consistent with CANTV's competitive and growth objectives. The program ended on January 19, 2001. Employees terminated under this program received additional severance benefits based on the number of years of service with CANTV from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six to twelve-month basic salary severance payment in addition to a 25% increase in their monthly pension. This program resulted in a special one-time charge of Bs. 123,948 million included as current accrued employee benefits and recognized as a special charge in the Company's results of operation in 2000. In addition, during 2001, the Company recognized approximately Bs. 36.1 billion in the statement of operations for the pension and postretirement plan special termination benefits, related to the effect associated with this employee reduction program. See "Item 4. Information on the Company." In 2001, CANTV's subsidiaries increased their combined work force by approximately 49 employees due to the growth of the wireless and Internet businesses. CANTV entered into labor agreement with FETRATEL on September 3, 1999, which terminated on June 17, 2001. The Company is currently in negotiations with FETRATEL concerning a new collective bargaining agreement. Although FETRATEL has recently threatened to call a strike, the Company expects to finalize a new labor agreement in July 2002. See "Item 6. Directors, Senior Management and Employees -- Employees."

         Depreciation and amortization expense recognizes utilization of the Company's telecommunications network and other long-lived assets. Depreciation expense is dependent on the book value of telecommunications plant and equipment and other assets as well as the periods used to depreciate and amortize such assets.

         Interconnection cost refers to all traffic from CANTV's network to other operators' network, including traffic from fixed to mobile, traffic from fixed to fixed and all traffic from Movilnet's network to other operator's network, including traffic from mobile to mobile and from mobile to fixed.

         Concession and other operating taxes consist primarily of amounts due to the Government under the various concession agreements. The amount of concession and other taxes is generally assessed based on a percentage of billings. See "Item 4. Information on the Company -- Regulatory Framework."

         Other income expense, net consists of net foreign exchange gain or loss, loss from net monetary position, interest income and interest expense and other income (expense), net. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company's net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2001, the Company sustained a foreign exchange gain due to higher short-term investments in foreign currencies. The Company had at December 31, 2001 a net liability position in foreign currency of $156 million, which includes $66 million denominated in Japanese yen. The gain or loss from a net monetary position represents the gain or loss resulting from a monetary denominated net liability or net asset position during an inflationary period.

         The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company is subject to tax on its net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company's non-monetary assets and liabilities, net of stockholders' equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. The Venezuelan legislation provided an investment tax credit of up to 20% on the amount of new investments through December 31, 1999 in fixed assets that have not been used previously in the country. Unused investment tax credits can be carried forward up to three economic periods from the year when each arose. The Venezuelan Income Tax Law (the "Income Tax Law") authorizes the carry forward of non-compensated losses up to three years subsequent to the period in which they were incurred. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable is the greater of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward up to three subsequent years from the period in which such tax loss originated.

         On October 22, 1999, the Government published a Partial Reform to the Income Tax Law. The most significant changes are as follows:

         . Implementation of a transfer pricing regime for imports and exports of goods and services between related companies.

          . Losses from adjustments for inflation may be carried forward up to one period.

          . Investment tax credits for fixed assets of 10% of the amount of new investments, for industrial companies, to be applied for five years from the effective date of the Amended Law.

          . A new regime that taxes worldwide income to individuals or companies residing or domiciled in Venezuela. It also allows a credit for income taxes paid abroad.

          . A proportional tax on dividends to be introduced based on the excess of book over taxable income. This excess will be taxed at 34%, and that amount is proportionally applied to the dividends to be paid.

         On December 28, 2001, the Government published, in the Extraordinary Official Gazette No. 5,566, Law No. 71, including the Amendment of the Income Tax Law. This Amendment does not allow the imputation of foreign losses to domestic income or losses and establishes that the financial income to be considered shall be that approved by the Shareholders' Assembly on the basis of the consolidated financial statements and a 1% advance tax shall be paid in case of dividends declared. Additionally, it eliminates the provision for non-deductibility of expenses in cases where the income tax withholding agents do not comply with their special income tax withholding duties. See Note 19 to the Audited Financial Statements. A convention for the avoidance of double taxation (the "Tax Treaty") between the United States and Venezuela also became effective on January 1, 2000.

         In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. Transactions with related parties are at arms-length and subject to conditions similar to transactions with independent third parties. See Note 20 to the Audited Financial Statements and "Item 7. Major Shareholders and Related Party Transactions-- Related Party Transactions."

Key Data for the Years Ended December 31, 1999, 2000 and 2001

         The following table sets forth key data of the Company for the years ended December 31, 1999, 2000 and 2001, and presents each amount as a percentage change from the prior year:

                                                               Year Ended December 31,
                                            --------------------------------------------------------------
                                                                            %                         %
                                                                         increase                 increase
                                                                         (decrease)               (decrease)
                                                                         from prior               from prior
                                              1999          2000            year      2001          year
                                            ---------     ---------        -----   ---------      --------
Lines:
   Lines installed                          3,546,538     3,074,506        (13.3)  3,093,110           0.6
   Percent digital                               68.5%         80.0%         N/A        80.5%          N/A
Access lines in service:
   Residential                              1,870,859     1,892,801          1.2   1,970,161           4.1
   Commercial                                 634,969       627,785         (1.1)    621,369          (1.0)
   Public telephones                           80,033        85,016          6.2      87,748           3.2
   ADSL                                          --           4,473        100.0      17,884         299.8
                                            ---------     ---------        -----   ---------      --------
                                            2,585,861     2,610,075          0.9   2,697,162           3.3

Utilization ratio                                  75%           84%         N/A          87%          N/A
Access lines per 100 inhabitants                 10.8          10.7         (0.9)       10.9           1.9
Access lines per CANTV employee                   218           236          8.3         369          56.4

Call Volume (1):
Local unbundled minutes (billed):
   Residential                                  7,171         7,212          0.6       5,888         (18.4)
   Commercial                                   4,076         4,195          2.9       3,950          (5.8)
   Public telephones                            1,416         1,335         (5.7)      1,194         (10.6)
   Telecommunications Centers                    --              31        100.0          77         148.4
                                            ---------     ---------        -----   ---------      --------
                                               12,663        12,773          0.9      11,109         (13.0)


Local bundled minutes consumed:
   Residential                                  1,781         1,953          9.7       3,206          64.2
   Commercial                                    --            --            0.0         125         100.0
                                            ---------     ---------        -----   ---------      --------
                                                1,781         1,953          9.7       3,331          70.6
                                            ---------     ---------        -----   ---------      --------

Total bundled and unbundled minutes            14,444        14,726         1.95      14,440          (1.9)

Domestic long distance:
   Residential                                    766           719         (6.1)        522         (27.4)
   Night and weekends                            --              35        100.0         866       2,374.3
   Commercial                                     903           859         (4.8)        780          (9.2)
   Public telephones                              462           345        (25.3)        501          45.2
   Telecommunications Centers                    --              27        100.0          59         118.5
                                            ---------     ---------        -----   ---------      --------
                                                2,131         1,985         (6.9)      2,728          37.4

International:
   Incoming minutes                               312           367         17.6         340          (7.4)
   Outgoing minutes                               163           188         15.3         215          14.4
                                            ---------     ---------        -----   ---------      --------
   Net settlement minutes                         149           179         20.1         125         (30.2)
   Incoming/outgoing ratio                       1.91          1.95          N/A        1.58           N/A
   Outgoing minutes charged to customers          160           192         20.0         223          16.1

Interconnection
Local Fixed to mobile
   Residential                                    531           584         10.0         556          (4.8)
   Commercial                                     662           820         23.9         719         (12.3)
   Public telephones                              168           214         27.4         298          39.3
                                            ---------     ---------        -----   ---------      --------
                                                1,361         1,618         18.9       1,573          (2.8)
DLD Fixed to mobile
   Residential                                    115           135         17.4         166          23.0
   Commercial                                     162           205         26.5         231          12.7
   Public telephones                               72           143         98.6         211          47.6
                                            ---------     ---------        -----   ---------      --------
                                                  349           483         38.4         608          25.9

Local Mobile to Fixed                           1,198         1,274          6.3         953         (25.2)
DLD Mobile to Fixed                               220           324         47.3         271         (16.4)

Total Employees:
   CANTV                                       11,851        11,076         (6.5)      7,302         (34.1)
   Other                                        2,918         2,876         (1.4)      2,925           1.7
                                            ---------     ---------        -----   ---------      --------
Total                                          14,769        13,952         (5.5)     10,227         (26.7)

                                                                           Year Ended December 31,
                                                         -------------------------------------------------------------
                                                                                      %                        %
                                                                                  increase                 increase
                                                                                 (decrease)               (decrease)
                                                                                 from prior               from prior
                                                            1999        2000        year          2001       year
                                                         ----------- ----------- ------------  --------   ------------
Wireless Services:
Wireless subscribers:
   Postpaid                                                314,933     207,134        (34.2)     207,216         0.0
   Prepaid                                                 866,340    1,498,856        73.0    2,254,285        50.4
                                                         ---------   ----------       -----    ---------        ----
Total                                                    1,181,273   1,705,990         44.4    2,461,501        44.3

Percent digital:
    Handset                                                    97%         99%          2.1          99%         0.0
    Voice path                                                 61%         67%          9.8          70%         4.5

Average wireless subscribers                               910,190   1,443,632         58.6    2,083,746        44.3

Minutes of use (1)
Postpaid                                                       788         689        (12.6)         703         2.0
Prepaid                                                        537         868         61.6        1,424        64.1
                                                         ---------   ----------       -----    ---------        ----
                                                             1,325       1,557         17.6        2,127        36.6

Minutes of use outgoing (collect)                              595         964         62.0        1,189        23.3

Minutes of use incoming:
Fixed to mobile                                                  -         400        100.0          747        86.8
Mobile to mobile                                                 -         193        100.0          192        (0.5)
                                                         ---------   ----------       -----    ---------        ----
                                                                 -         593        100.0          939        58.3

% Penetration  (2)                                            4.9%        7.0%          N/A         9.9%         N/A

Average Monthly Revenue per User ("ARPU") (3)                 53.0        39.5        (25.5)        30.1       (23.8)

Internet Services
     Internet subscribers                                   86,671     113,226         30.6      145,218        28.3
     User                                                  167,048     283,065         69.5      363,045        28.3
     Market share subscribers                                39.4%       47.0%         19.3        53.0%        12.8



Financial Statistics:
    Average interest rates                                   8.26%       9.07%          9.8        9.61%         6.0
    Average outstanding borrowings                         378,858     391,237          3.3      371,195         5.1

Economic Statistics:
    Increase in the CPI                                        20%         13%        (35.0)         12%        (7.7)
    Increase in the WPI                                        14%         16%         14.3          10%       (37.5)
    Exchange rate at the end of year                        649.25      700.00         49.2       758.00         8.3


------------------

(1) Represents billed minutes of use, excluding free minutes included in certain of the Company's tariff plans, in millions of minutes.
(2)  Customers per total population.
(3)  In U.S. dollars.

Results of Operations for the Years Ended December 31, 1999, 2000 and 2001

         The following table sets forth the results of operations of the Company for the years ended December 31, 1999, 2000 and 2001, expressed in millions of constant bolivars as of December 31, 2001, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

                                                                 Year Ended December 31,
                               ---------------------------------------------------------------------------------------------
                                (millions of constant bolivars as of December 31, 2001, except per share and per ADS data)
                               ---------------------------------------------------------------------------------------------
                                        1999                         2000                               2001
                               ----------------------- --------------------------------- -----------------------------------
                                                                                   %                                  %
                                              % of                    % of     increase                 % of       increase
                                              total                   total   (decrease)                total     (decrease)
                                            operating              operating     from                 operating      from
                                  Bs.       revenues       Bs.      revenues  prior year     Bs.      revenues    prior year
                               ---------- ------------ ----------- ---------- ---------- ----------- ----------- -----------
Operating revenues:
Local usage                     320,617         12.9     344,472       14.4        7.4     294,309        12.9       (14.6)
Domestic long distance usage    353,632         14.2     265,660       11.1      (24.9)    243,398        10.7        (8.4)
Basic rent (1)                  407,216         16.3     354,980       14.9      (12.8)    346,364        15.2        (2.4)
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
  Local and domestic long
    distance                  1,081,465         43.3     965,112       40.4      (10.8)    884,071        38.7        (8.4)
International long distance     169,576          6.8     112,541        4.7      (33.6)    103,042         4.5        (8.4)
Net settlements                  35,683          1.4      32,981        1.4       (7.6)     19,797         0.9       (40.0)
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
  International long distance   205,259          8.2     145,522        6.1      (29.1)    122,839         5.4       (15.6)
Fixed to mobile--outgoing (6)   567,975         22.8     674,031       28.2       18.7     569,494        24.9       (15.5)
Interconnection incoming (6)     40,224          1.6      59,407        2.5       47.7      37,001         1.6       (37.7)
Other wireline-related
  services (2)                  182,402          7.3     156,912        6.6      (14.0)    204,612         9.0        30.4
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
    Total wireline services   2,077,325         83.3   2,000,984       83.8       (3.7)  1,818,017        79.6        (9.1)
Wireless services               368,466         14.8     335,707       14.1       (8.9)    409,413        17.9        22.0
Other telecommunications-
  related services (3)           49,242          2.0      51,859        2.2        5.3      55,596         2.4         7.2
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
    Total operating revenues  2,495,033        100.0   2,388,550      100.0       (4.3)  2,283,026       100.0        (4.4)
Operating expenses:
Provision for uncollectibles    128,767          5.2      85,909        3.6      (33.3)     65,800         2.9       (23.4)
Operations, maintenance,
  repairs and administrative    968,385         38.8     967,376       40.5       (0.1)    849,887        37.2       (12.1)
Depreciation and amortization   748,509         30.0     692,457       29.0       (7.5)    756,366        33.1         9.2
Interconnection cost (6)        309,263         12.4     339,261       14.2        9.7     286,500        12.5       (15.6)
Concession and other taxes      157,411          6.3     155,391        6.5       (1.3)    141,469         6.2        (9.0)
Pension and post-retirement
  plan special termination
  benefits                            -          0.0           -        0.0        0.0      36,109         1.6       100.0
Special charge (4)                    -          0.0     123,948        5.2      100.0           -         0.0      (100.0)
Nonrecurring charge               4,587          0.2         710        0.0      (84.5)          -         0.0         0.0
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
    Total operating expenses  2,316,922         92.9   2,365,052       99.0        2.1   2,136,131        93.6        (9.7)
Operating income                178,111          7.1      23,498        1.0      (86.8)    146,895         6.4       525.1
Other expense, net:
Exchange (loss) gain, net       (37,875)        (1.5)     (2,970)      (0.1)     (92.2)     21,016         0.9      (807.6)
Loss from net monetary
  position                       (7,440)         0.3     (17,790)      (0.7)     139.1     (31,327)       (1.4)       76.1
Interest income                  28,433          1.1      33,390        1.4       17.4      38,205         1.7        14.4
Interest expense                (51,453)        (2.1)    (47,829)      (2.0)      (7.0)    (40,103)       (1.8)      (16.2)
Gain from indexation of tax
  units                          14,124          0.6           -      100.0     (100.0)          -         0.0         0.0
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
    Financing cost, net         (54,211)        (2.2)    (35,199)      (1.5)     (35.1)    (12,209)       (0.5)      (65.3)
Other income (expense), net       7,109          0.3      (4,297)      (0.2)    (160.4)    (12,535)       (0.5)      191.7
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
    Total other expense, net    (47,102)        (1.9)    (39,496)      (1.7)     (16.1)    (24,744)       (1.1)      (37.4)
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
Income (loss) before income
  taxes and cumulative
  effect of accounting
  change, net of tax            131,009          5.3     (15,998)      (0.7)    (112.2)     122,151        5.4      (863.5)
Income tax provision             17,391          0.7      39,779        1.7      128.7      43,024         1.9         8.2
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
Income (loss) before
  cumulative effect of
  accounting change, net of
  tax                           113,618          4.6     (55,777)      (2.3)    (149.1)      79,127        3.5      (241.9)
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
Cumulative effect of
  accounting change, net of
  tax                                 -          0.0     (45,494)      (1.9)    (100.0)          -         0.0      (100.0)
                              ---------        -----   ---------      -----      -----   ---------       -----      ------
Net income (loss)               113,618          4.6    (101,271)      (4.2)    (189.1)     79,127         3.5      (178.1)
                              =========        =====   =========      =====      =====   =========       =====      ======

                                                                   Year Ended December 31,
                                 ---------------------------------------------------------------------------------------------
                                  (millions of constant bolivars as of December 31, 2001, except per share and per ADS data)
                                 ---------------------------------------------------------------------------------------------
                                         1999                         2000                                2001
                                 ---------------------- ---------------------------------- -----------------------------------
                                                                                    %                                  %
                                               % of                     % of      increase                  % of     increase
                                              total                     total    (decrease)                 total   (decrease)
                                             operating                operating    from                   operating   from
                                    Bs.      revenues        Bs.       revenues    prior        Bs.       revenues  prior year
                                                                                   year
                                 --------    ---------    -------     ---------  ---------  --------      --------- ----------
Operating income per share         178.13       N/A         24.68       N/A       (86.0)      160.64         N/A       551.0
Operating income per ADS         1,246.90       N/A        172.79       N/A       (86.0)    1,124.45         N/A       551.0
Income (loss) per share before
  cumulative effect of
  accounting change                113.63       N/A       (58.59)       N/A      (151.5)      605.70         N/A       247.8
Income (loss) per ADS before
  cumulative effect of
  accounting change                795.41       N/A      (410.14)       N/A      (151.5)      605.70         N/A       247.8
Net income (loss) per share        113.63       N/A      (106.38)       N/A      (193.5)       86.53         N/A       181.4
Net income (loss) per ADS          795.41       N/A      (744.67)       N/A      (193.5)      605.70         N/A       181.4
Basic net income (loss) per
  share (5)                        113.63       N/A      (106.38)       N/A      (193.5)       86.53         N/A       181.4
Basic net income (loss) per
  ADS (5)                          795.41       N/A      (744.67)       N/A      (193.5)      605.70         N/A       181.4

--------------------------------

(1)  Includes installation charges.

(2)  Includes special services and data revenues.

(3) Includes value-added services, primarily Internet access, and directory publishing fees.

(4) Workforce reduction program (see additional information in "--Year Ended December 31, 1999 and 2000 -- Special Charge").

(5) As of December 31, 2001 there were no common stock equivalents having a dilutive effect on net income per share data.

(6) In October 2001, the Company changed its method to report and book the interconnection revenues and cost (see additional information in "--Summary of Operations").

Years Ended December 31, 2000 and 2001

Operating Revenues

         Consolidated net operating revenues decreased by Bs. 105.5 billion (4.4%) in 2001 to Bs. 2,283.0 billion compared with Bs. 2,388.5 billion in 2000, primarily due to lower local, domestic and international long distance revenues attributable to a soft economy, the continuing shift of customers to flat rate plans, fewer postpaid access lines, lower domestic and international long distance real rates and the significant drop in fixed to mobile end user rates resulting from the interconnection agreement that came into effect in June 2001. This decline was partially offset by revenue growth in wireless and Internet business of 22.0% and 21.7%, respectively, combined with increases in revenues from data services and other wireline-related services.

         For the years ended December 31, 2001 and 2000, 79.6% and 83.8% of total operating revenues were from wireline services, respectively. Revenues from wireless communications services and Internet accounted for 17.9% and 1.2% of total operating revenues for the year ended December 31, 2001, respectively, and 14.1%, and 1.0% for the year ended December 31, 2000, respectively.

Operating Volumes

         The total number of access lines in service increased by 87,086 (3.3%) to 2,697,162 at December 31, 2001, from 2,610,075 at December 31, 2000. The increase reflects the success of the prepaid platform combined with fewer permanent disconnections. In 2001, CANTV permanently disconnected approximately 203,313 residential and commercial lines. During 2001, residential access lines increased 4.1% and commercial access lines decreased 1.0%. The number of public telephones in service increased by 3.2% during this same period.

         Local billed minutes of use carried by the Company's network decreased by 1,664 million (13.0%) to 11,109 million billed minutes for the year ended December 31, 2001, from 12,773 million billed minutes of use for the year ended December 31, 2000. Residential billed minutes of use decreased by 1,324 million (18.4%) to 5,888 million from 7,212 million billed minutes for the years ended December 31, 2001 and 2000, respectively, due to customer migration to higher bundled minutes plans. Commercial billed minutes of use decreased by 245 million (5.8%) to 3,950 million from 4,195 million billed minutes, for the years ended December 31, 2001 and 2000, respectively. The drop in commercial billed minutes was primarily attributable to customer migration to the flat rate plan for Internet users and to a decrease in the number of postpaid commercial lines. Public telephones minutes decreased by 95 million (6.9%) to 1,271 million in 2001, from 1,366 million in 2000, as a consequence of the market penetration of wireless communications in the Caracas metropolitan and surrounding areas.

         Domestic long distance bundled and unbundled minutes increased by 743 million (37.4%) to 2,728 million during 2001 from 1,985 million during 2000. Residential bundled and unbundled minutes of use increased by 634 million (84.1%) to 1,388 million for the year ended December 31, 2001 from 754 million for the year ended December 31, 2000, bundled minutes of use decreased by 197 million (27.4%) and unbundled minutes of use increased 831 million (2,374.3%) as a consequence of the special flat rate national long distance plan introduced in November 2000. Approximately 203,924 customers enrolled in the plan and generated 866 million unbundled minutes by the end of December 2001. Commercial long distance minutes of use decreased by 79 million (9.2%) to 780 million from 859 million for the years ended December 31, 2001 and 2000, respectively, driven by a reduction in the number of commercial postpaid customers as well as a decline in the number of average minutes per commercial line. Public telephones minutes increased by 188 million (50.5%) to 560 million during 2001 from 372 million of minutes during 2000.

         The Company previously recognized the sales of prepaid public telephone cards as revenue at the time of sale. To better align itself with industry practice and as a result of the availability of a more improved public telephone monitoring system and database, the Company recognizes such revenue based on card usage and has restated all periods to reflect this change.

         International minutes billed locally to customers in Venezuela increased by 31 million (16.1%) to 223 million for 2001 as compared to 192 million for 2000. This increase occurred in each of its consumer markets; the residential sector grew by 22.2%, the commercial sector grew by 9.7% and public telephones grew by 22.2%. Domestic long distance and international long distance rates were significantly reduced in March 2000 contributing to the growth in call volume. In 2001, net settlement minutes with international carriers decreased by 54 million (30.2%) to 125 million from 179 million in 2000. In 2001, outgoing minutes increased by 27 million (14.4%) while incoming minutes decreased by 27 million (7.4%). This result is due to the rate decrease for outgoing calls and promotional discounts in 2001, as well as a decrease in incoming minutes from Pensat, MCI and Colombia ETB of 29.0, 11.8 and 3.1 million minutes, respectively. The incoming minutes of use to outgoing minutes of use ratio, for the year 2001, decreased to 1.58 as compared to 1.95 for 2000.

Local Usage

         Local usage revenues decreased by Bs. 50.2 billion (14.6%) to Bs. 294.3 billion in 2001 compared to Bs. 344.5 billion in 2000. This decrease was primarily attributable to a 13.0% decrease in residential, commercial and public telephone local billed minutes combined with a decrease in the average local usage real rate of 1.7%. Total residential billed minutes of use decreased by 1,324 million (18.4%) in 2001 compared with 2000, primarily as a result of customer migration to higher bundled minute plans. This decline was a consequence of a real rate increase in residential local usage of 0.7% and the introduction of a prepaid wireline platform in the fourth quarter of 2000, which further contributed to this trend. As of the end of 2001, there were approximately 232,000 prepaid residential lines. The prepaid customer segment is generally a lower-usage consumer. Contributing to the local usage revenues decline was a decrease in total commercial billed minutes of use amounting to 245 million (5.8%) in 2001 compared with 2000. Additionally, the real rate in commercial local usage decreased 3.3%.

         One of the Company's strategic objectives is to offer pricing plans that satisfy each customer's communication needs while also attempting to reduce cash flow volatility by encouraging customers to migrate to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use increased by 1,253 million minutes (64.2%) to 3,206 million minutes in 2001. This growth was primarily the result of the unlimited access to dial up Internet or voice rate plans. At December 31, 2001, there were 100,450 residential customers using such plans. As a result of this customer migration to flat rate plans, monthly postpaid residential unbundled minutes of use per line decreased 13.5% year over year.

         Public telephones revenue decreased by Bs. 5.6 billion (16.9%) to Bs.
27.0 billion in 2001 from Bs. 32.6 billion in 2000. This decline was due to a decrease of 6.9% in public telephone local minutes of use in 2001 as compared to 2000, combined with a real rate decrease of 11.3% during 2001. The growth of wireless communication continues to reduce the use of public telephones.

Domestic Long Distance Usage

         Revenues from domestic long distance usage decreased by Bs. 22.3 billion (8.4%) to Bs. 243.4 billion in 2001 from Bs. 265.7 billion in 2000. This decline was due to a real rate decline of 14.5%, combined with an unbundled net volume decrease of 4.5%. This volume reduction was primarily the result of fewer residential and commercial access lines as well as customers migrating to bundled flat rate plans.

         Total domestic long distance bundled and unbundled minutes increased to 2,728 million minutes at the end of December 31, 2001 compared to December 31, 2000. Residential bundled minutes of use increased by 831 million minutes of use (2,374.3%) during 2001 and unbundled minutes of use, decreased by 197 million minutes of use (27.4%) during 2001 compared to the prior year as a result of a decrease in the number of postpaid subscribers combined with customer migration to prepaid services and flat rate plans. The unbundled domestic long distance average minutes of use per residential line decreased by 27.0% compared to the prior year. Commercial long distance volume decreased by 79 million minutes of use (9.2%), driven by a reduction in the number of commercial postpaid customers as well as a decline in the number of average minutes per commercial line. Average domestic long distance minutes of use per commercial line decreased by 4.7% compared to the prior year.

         Approximately 203,924 customers now use "Nights and Weekends" special flat rate national long distance plan first introduced in November 2000, which generated Bs. 19.4 billion in revenue and 866 million minutes of use, at the end of December 2001. This plan provides residential customers unlimited domestic long-distance calls placed between 9:00 p.m. to 5:59 a.m. during the week and all day on Saturdays and Sundays, for a monthly fee of Bs. 10,000.

         Domestic long distance public telephones revenues increased by Bs. 5.9 billion (11.2%) to Bs. 57.9 billion in 2001 from Bs. 52.0 billion in 2000. This growth is attributed to an increase of 50.4% in public telephone domestic long distance minutes of use combined with a real rate decrease of 26.4% in 2001 as compared to 2000.

Basic Rent

         Basic rent revenues include basic monthly flat fees, installation charges and equipment sales. These revenues decreased by Bs. 8.6 billion (2.4%) to Bs. 346.4 billion in 2001 compared to Bs. 355.0 billion in 2000, mainly attributable to a decrease in the installation charges by Bs. 7.7 billion (38.8%) in 2001 to Bs. 12.2 billion compared with Bs. 19.9 billion in 2000, largely due to a decline of 29.4% in lines installed that are generating revenues and 55.9% in equipment sales, during 2001 compared with 2000. The basic monthly flat fee decreased by Bs. 899 million (0.3%) in 2001 to Bs. 334.2 billion compared with Bs. 335.1 billion in 2000 as a consequence of a decrease of 3.5% in the average access lines in service that are generating basic rent.

         The total number of access lines increased by 87,087 lines (3.3%) to
2.7 million, driven by an increase of approximately 154,000 prepaid lines, partially offset by a decrease in postpaid subscribers of approximately 82,900 lines. At December 31, 2001 the Company had approximately 254,000 prepaid customers, of which approximately 167,000 were new customers and 87,000 were transfers from postpaid plans. The prepaid service option provides the Company with several benefits, including upfront cash, no billing and collection issues and utilization of existing network capacity, while increasing teledensity and offering a wider spectrum of the Venezuelan population access to telecommunications services.

International Long Distance

         Total international long distance revenues decreased by Bs. 22.7 billion (15.6%) to Bs. 122.8 billion in 2001 compared to Bs. 145.5 billion in 2000. Revenues from customer charges billed locally decreased by Bs. 9.5 billion (8.4%) to Bs. 103.0 billion in 2001 from Bs. 112.5 billion in 2000. This decline is attributable to a real rate decrease of 24.5% that was partially offset by a volume increase of 16.1% as a result of lower international rates and the introduction of a "preferred country" long distance calling plan. This plan allows the customer to select up to five countries and receive a discount of up to 20% for calls made to the selected countries.

         Net settlement revenue with international carriers decreased by Bs.
13.2 billion (40.0%) in 2001 to Bs. 19.8 billion compared to Bs. 33.0 billion recorded in 2000. This revenue decline was driven in part by a net volume decrease of 30.2% due to a reduction in incoming minutes of 7.4% and an increase of 14.4% in outgoing minutes. The weighted average settlement rate at year-end was approximately $0.21. The ratio of incoming calls was 1.58 in 2001 compared to 1.95 in 2000.

         The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 55.6% and 59.4% of the minutes recorded in 2001 and 2000, respectively. The settlement rates for international traffic between the United States and Venezuela remained flat during 2001 at $0.38 per minute.

Fixed to Mobile - Outgoing

         Under the "calling party pays" concept, wireline customers pay a rate to terminate a call on a wireless network. The Company records this charge as revenue under "Fixed to mobile - outgoing." Fixed to mobile revenues decreased by Bs. 104.5 billion (15.5%) in 2001 compared to 2000. This drop was mainly due to an anticipated annualized rate reduction of 37.9% or a 17.9% weighted-average impact for the year in accordance with the new interconnection agreements signed in June 2001. Consistent with industry trends, the Company expects further fixed to mobile rate reductions. Also contributing to this revenue reduction were 2.8% lower outgoing local minutes (45 million minutes) compared to 2000. Partially offsetting this volume decrease was an increase in outgoing domestic long distance minutes of 125 million minutes, or a 25.9% increase to 608 million, compared to 2000. This growth was generated by increases in residential, commercial and public telephone domestic long distance calls to wireless phones of 23.0%, 12.7% and 47.6%, respectively.

         Local fixed to mobile residential and commercial minutes decreased by 28 million (4.8%) and 101 million (12.3%), respectively. This downtrend is attributed to the decrease in the number of postpaid lines in service and the migration to wireless communications (mobile to mobile).

         Minutes of local use from a public telephone to a cellular phone increased by 84 million (39.3%) as compared to the prior year. This growth is primarily due to a rate decrease of 20.2% compared to 2000.

         Customers using a domestic long distance nights and weekends flat rate plan are not eligible to place cellular calls under the terms of this plan, but customers using a local flat rate plan are eligible.

Interconnection Incoming

         Interconnection incoming revenue consists of charges paid by other operators for connection to the Company's wireline network, which is recorded as revenue under Interconnection - incoming.

         Interconnection incoming revenue decreased by Bs. 22.4 billion (37.7%) in 2001 compared to 2000. Incoming minutes of use decreased by 374 million (23.4%) partially offset by a real rate increase of 1.5%. Local incoming minutes decreased by 321 million (25.2%) year over year. Domestic long distance termination minutes decreased by 53 million (16.4%) in the same period. Both the change in settlement methodology from rounded minutes to seconds and the popularity of wireless communications (mobile to mobile) caused this decline.

Other Wireline-Related Services

         Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, increased by Bs. 47.7 billion (30.4%) to Bs. 204.6 billion in 2001 compared to Bs. 156.9 billion in 2000. The primary factor contributing to this revenue growth was Bs. 50.6 billion resulting from favorable regulatory changes related to the tariff regime between fixed and mobile networks. This favorable adjustment will not have an impact on future revenue streams. Revenues from data transmission services, including Frame Relay, VPN and VSAT services, increased by Bs. 3.6 billion (3.5%) in 2001 to Bs.
105.2 billion compared to Bs. 101.7 billion in 2000. Interconnection facilities revenue decreased by Bs. 6.6 billion (92.3%) to Bs. 500 million in 2001 compared to Bs. 7.1 billion in 2000, due to a reduction in the fees that the Company received from wireless operators.

Wireless Services

         Wireless service revenues increased by Bs. 73.7 billion (22.0%) to Bs.
409.4 billion compared to Bs. 335.7 billion recorded in 2000, reflecting continued growth in the prepaid customer base combined with the effect of the new interconnection agreement signed in 2001.

         Growth of 44.3% in the wireless customer base was primarily driven by the continued success of prepaid services during 2001. The prepaid customer base grew steadily during 2001, with significant growth (19.8%) occurring in the fourth quarter. The postpaid customer base ended flat in 2001 at 207,000 subscribers compared with the year ended 2000. In 2001, prepaid subscribers increased by 50.4%, reaching a total of 2,254,285 customers at December 31, 2001, compared to 1,498,856 prepaid customers at December 31, 2000.

         In the second quarter of 2001, Movilnet introduced Mobile Originated MO Text Messages, which proved to be very popular among customers, generating 594 million messages since its introduction. The Company expects to sign interconnection agreements with other operators which will have a positive impact on future revenue generation related to MO services.

         Total minutes of use (incoming and outgoing) increased by 570 million (36.6%) to 2,127 million in 2001 compared to 2000. Approximately 740 million of these minutes were originated by wireline operations. All revenue generated by these minutes has been eliminated in the consolidated financial results. Total minutes from postpaid customers increased by 14 million (2.0%) due to promotional campaigns targeted to stimulate use. Outgoing postpaid minutes increased by 25 million (5.0%) offset by a decrease of 11 million incoming minutes year over year. Prepaid minutes increased by 556 million (64.1%) in 2001 due to prepaid customer growth.

         As a result of the expansion in the prepaid customer base, overall penetration into the potential customer market improved from 7.0% in 2000 to 9.9% in 2001. Partially offsetting the impact of customer growth is the declining monthly revenue per customer due to expansion in lower-usage customer segments through prepaid wireless service offerings and the introduction of more economical postpaid plans.

         Interconnection revenue (incoming traffic) grew by Bs. 42.1 billion primarily due to the new interconnection agreement. Previously, cellular operators conducted interconnections under a "Bill and Keep" agreement whereas now calls are settled under the rates established by the new interconnection agreements. Net interconnection revenues from other operators totaled Bs. 10.0 billion for the period ended December 31, 2001. Revenues from new services, such as Mobile Originated "MO" Text Messages contributed Bs. 10.3 billion and Bs. 4.5 billion from voicemail which previously was free of charge for prepaid customers. Also contributing with this revenue increase was Bs. 4.0 billion in revenue resulting from the growth in prepaid customers using domestic long distance. Increase in airtime revenue of Bs. 40.8 billion due to a 23.3% increase in outgoing minutes, partially offset by a 10.9% decrease in weighted average peak hour real rates, contributed to this revenue growth. This growth was partially offset by lower monthly access and activation fees resulting from decreases of 20.6% in the average postpaid subscribers during the year, and lower average real rates of 36.5% driven by the migration of customers to lower price plans, and promotional campaigns, which exempted customers from paying activation fees.

Other Telecommunications-Related Services

         Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 3.7 billion (7.2%) to Bs. 55.6 billion in 2001 from Bs. 51.9 billion in 2000.

         Internet revenues increased by Bs. 4.9 billion (21.7%) to Bs. 27.4 billion in 2001, due to a 28.3% increase in the subscriber base, which reached 145,218 at year-end 2001. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing, and was attained despite the Company's stricter credit policies. During 2001, the Company continued offering customers a flat rate plan and the added facility of using the Company's prepaid cards to access the Internet. Additionally, the number of users grew in 2001 by 79,980 (28.3%) as compared to 2000.

         The Company's broad-band Internet access products showed a strong growth during 2001, ending with 609 Frame Relay customers and 17,884 ADSL lines generating revenues, representing a growth of 132% and 299.8%, respectively, during the year. This increase enhances the Company's leadership in the Internet broad-band access market.

         Revenues from directory service decreased by Bs. 1.2 billion (3.9%) to Bs. 28.2 billion in 2001 compared to 2000.

Operating Expenses

         Total operating expenses decreased by Bs. 229.0 billion (9.7%) to Bs. 2,136.1 billion in 2001 compared to Bs. 2,365.1 billion in 2000. In 2000, the Company recorded a special charge of Bs. 123.9 billion related to the special workforce reduction program, which produced savings of Bs. 95.0 billion in labor costs during 2001.

         Uncollectibles expense decreased by Bs. 20.1 billion (23.4%) in 2001. The decline in uncollectibles expense reflects continuing improvement in cash collections resulting from a higher quality customer base, the application of stricter credit policies and the introduction and customer acceptance of prepaid services. As a result, approximately 203,313 residential and commercial lines were permanently disconnected during 2001. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.9% for the year ended December 31, 2001.

         Operations, maintenance, repairs and administrative expenses decreased by 12.1% in 2001 to Bs. 849.9 billion compared to Bs. 967.4 billion in 2000. The decrease is attributed to lower expenses for salaries and labor benefits of 22.2% and 29.8%, respectively, due to a work force reduction plan. On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. As a result of this program, in January 2001, 3,572 employees were separated from the Company and, in 2000, the Company recorded a special one-time charge of Bs. 123,948 million included as current accrued employee benefits and recognized as special charge in the Company's results of operation in 2000.

         Depreciation and amortization expense increased by Bs. 63.9 billion (9.2%) to Bs. 756.4 billion in 2001 from Bs. 692.5 billion in 2000. This increase was a result of the depreciation of wireline and wireless capital investments made particularly in the last quarter of 2000.

         Interconnection costs decreased by Bs. 52.8 billion (15.6%) in 2001 to Bs. 286.5 billion compared to Bs. 339.3 billion in 2000 due to both the change in measurement to seconds from rounded minutes and the reduction of interconnection tariffs.

         Concession and other non-income taxes decreased by Bs. 13.9 billion (9.0%) as a result of the reduction in tax rates from 5.5% to 4.8% of gross wireline revenues, and from 10.0% to 9.3% of gross wireless revenues, in accordance with the new concession tax rules applicable under the new regulatory framework which came into effect in January 2001.

         In 2000, the Company recorded a loss of Bs. 709 million resulting from massive floods in Venezuela in late 1999.

Pension and post-retirement plan special termination benefits

         In 2001, the Company recorded a one-time charge of Bs. 36.1 billion resulting from special termination benefits, related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. The program reduced the Company's wireline employees by 29%. Under the terms of the program, affected employees with 14 years of service or more were eligible for retirement and received special pension benefits as well as post-retirement medical benefits on the same basis as current retirees. On a going-forward basis, pension expense levels, as compared to the levels of expense prior to the implementation of the employee reduction program, should be reduced by an estimated 20 to 25 percent. Post-retirement medical benefit expense levels will not be materially affected on a going-forward basis.

Other expense, Net

        Total other expense, net totaled Bs. 24.7 billion for 2001 compared to Bs. 39.5 billion for 2000. This decrease was primarily due to an increase in the exchange gain or loss, as well as a decrease in interest expense resulting from lower debt and interest rates. Total other expense includes a Bs. 16.3 billion charge to cover additional administrative expenses incurred in the last quarter of 2001 in connection with the Third Repurchase Program.

       The loss from monetary position increased to Bs. 31.3 billion in 2001 from Bs. 17.8 billion in 2000 as a result of the impact of inflation on a higher net monetary asset position mainly due to higher short-term investments carried out in the beginning of the year.

         Exchange gain or loss, net increased by Bs. 23.9 billion (807.6%) to Bs. 21.0 billion gain at December 31, 2001 compared to Bs. 2.9 billion loss at December 31, 2000. This increase was due to higher short-term investments in foreign currencies carried out in the beginning of the year.

         Interest income increased by Bs. 4.8 billion (14.4%) to Bs. 38.2 billion for 2001 from Bs. 33.4 billion for 2000, due to higher short term or temporary investments made during 2001. The average investment made during 2001 was approximately Bs. 5.6 billion compared to Bs. 3.1 billion during 2000 slightly offset by lower interest rates earned by the Company during 2001. The average interest rates for investment denominated in U.S. dollars decreased approximately 39% from approximately 6.5% during 2000 to 3.9% during 2001. In December 2001 the investments decreased due to the Third Repurchase Program.

         Interest expense decreased by Bs. 7.7 billion (16.2%) to Bs. 40.1 billion in 2001 compared to Bs. 47.8 billion in 2000. This decrease was primarily the result of a reduction of Bs. 84.4 billion in the Company's outstanding debt in 2001.

         In 2000, the Company recorded a loss of Bs. 709 million resulting from massive floods in Venezuela in late 1999.

Income Taxes

         The Company's income tax provision totaled Bs. 43.0 billion for 2001 compared to Bs. 39.8 billion for 2000. The higher tax expense is mainly due to higher taxable income.

         Taxes in Venezuela are calculated and paid on the basis of historical bolivar statements, including an inflation adjustment component. The high effective tax rate is due to the inflation adjusted financials produce a higher depreciation result than is allowed for tax purposes. As a result, the inflation adjusted financial statements show a significantly lower taxable income than is that used in calculating the Company's taxable income and taxes payable.

Cumulative Effect of Accounting Change, Net of Tax

         The Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, are now classified as a liability on the Company's balance sheet. The Company believes that the opening of the telecommunications market to competition where consumers will have a choice of carrier requires a change in the way of subscriber rights fees. At December 31, 2000 the cumulative effect of such change, net of tax, was Bs. 38.9 billion. In line with industry practices and much improved monitoring systems, prepaid card sales will be recognized as revenue when the customer utilizes the service rather than when the card is sold. The cumulative effect accounting of this change related to both the prepaid public telephone card and the prepaid cellular cards, net of tax was Bs. 6.5 billion in 2000.

Years Ended December 31, 1999 and 2000

Operating Revenues

         Consolidated net operating revenues decreased by Bs. 106.5 billion (4.3%) when compared to 1999. This decrease was due, in part, to the Company's pricing and rate rebalancing strategy and significant reductions in wireline domestic long distance and international long distance rates during 2000. These real rate decreases spurred higher commercial call volumes but did not offset the decline in prices.

         For the years ended December 31, 2000 and 1999, 83.8% and 83.3% of total operating revenues were from wireline services, respectively. Revenues from wireless communication services accounted for 14.1% and 14.8% of total operating revenues for the years ended December 31, 1999 and 2000, respectively.

Operating Volumes

         The total number of access lines in service increased by 24,214 (0.9%) to 2,610,075 at December 31, 2000, from 2,585,861 at December 31, 1999. This increase reflects the success of the prepaid platform combined with fewer permanent disconnections. In 2000, CANTV permanently disconnected approximately 337,614 residential and commercial lines. During 2000, residential access lines increased 1.2% and commercial access lines decreased 1.1%. The number of public telephones in service increased by 6.2% during this same period.

         Local billed minutes of use carried by the Company's network increased by 110 million (0.9%) to 12,773 million billed minutes for the year ended December 31, 2000, from 12,663 million billed minutes for the year ended December 31, 1999. Residential billed minutes of use increased by 41 million (0.6%) to 7,212 million from 7,171 million billed minutes for the years ended December 31, 2000 and 1999, respectively. Commercial billed minutes of use increased by 119 million (2.9%) to 4,195 million from 4,076 million billed minutes for the years ended December 31, 2000 and 1999, respectively. The growth in commercial billed minutes occurred throughout 2000, reflecting a healthier commercial customer base. Also, part of this volume increase is attributed to a higher demand for Internet service. The growth in Internet usage resulted in the sale of approximately 76,900 additional residential and commercial access lines to existing customers compared to approximately 17,498 lines during the same period in 1999. The introduction of value-added services, such as voicemail, increased network utilization also contributed to the increase in minutes of use. Public telephones minutes of use decreased by 50 million (3.7%) to 1,366 million from 1,416 million minutes for the years ended December 31, 2000 and 1999, respectively.

         Domestic long distance bundled and unbundled minutes decreased by 146 million (6.9%) to 1,985 million during 2000 from 2,131 million in 1999, while total unbundled minutes decreased by 8.5% during 2001. Residential bundled and unbundled minutes of use decreased by 12 million (1.6%) to 754 million from 766 million for the years ended December 31, 2000 and 1999, respectively, as a result of the new tariff structure which went into effect during the second quarter of 2000. This new rate structure eliminated one of the off-peak hour rate plans. To stimulate residential usage the Company introduced, in November 2000, a special flat rate national long distance plan where the customer pays a fee of approximately Bs. 10,000 per month and is allowed unlimited long distance calls placed between certain hours. This plan attracted approximately 89,000 customers and generated 35 million bundled minutes by the end of December 2000. Commercial minutes of use decreased by 44 million (4.9%) to 859 million from 903 million for the years ended December 31, 2000 and 1999, respectively. Public telephones minutes of use decreased by 90 million (19.5%) to 372 million from 462 million for the years ended December 31, 2000 and 1999, respectively.

         International minutes billed locally to customers in Venezuela increased by 32 million (20.0%) to 192 million for 2000 as compared to 160 million for 1999. This increase occurred in both consumer markets; the residential sector grew by 32% and the commercial sector grew by 9.4%. Domestic long distance and international long distance rates were significantly reduced during 2000 contributing to the growth in call volume. In 2000, net settlement minutes with international carriers increased by 30 million (20.1%) to 179 million from 149 million in 1999. Factors contributing to this volume growth included competitive pricing by international carriers, which were able to offer their customers customized packages combined with lower settlement rates that the carrier must pay the Company for terminating traffic on our network. In addition, the Company entered into agreements with certain large carriers in which the settlement rate is reduced based on volume. The ratio of incoming minutes of use to outgoing minutes of use for the year 2000 increased to 1.95 as compared to 1.91 for 1999.

Local Usage

         Local usage revenues increased by Bs. 23.9 billion (7.4%) to Bs. 344.5 billion in 2000 compared to Bs. 320.6 billion in 1999. This increase was primarily attributed to a 0.9% increase local billed minutes combined with a rate increase of 4.7%. Commercial and residential billed minutes of use increased 2.9% and 0.6%, respectively, in 2000 compared to the prior year. Billed minutes of use per commercial line increased by 2.9% during the same period, reflecting an increased demand for Internet services and the effect of a commercial rate decrease of 4.0%. Total residential billed minutes of use remained relatively flat during 2000 compared with 1999 primarily as a result of an increase in the number of customers migrating to the 2,500 free minutes per month plan targeting Internet customers. In addition, a rate increase in residential local usage of 10.8% and the introduction of the prepaid wireline platform in the fourth quarter of 2000 contributed to this trend. As of the end of 2000, there were approximately 100,000 prepaid residential lines. The prepaid customer segment is generally a lower-use consumer.

Domestic Long Distance Usage

         Revenues from domestic long distance use decreased by Bs. 87.9 billion (24.9%) to Bs. 265.7 billion in 2000 from Bs. 353.6 billion in 1999. This decline was due to an unbundled minutes decrease of 8.5%, combined with a rate decrease of 11.0%.

         Total domestic long distance volume decreased to 1,985 million bundled and unbundled minutes at the end of December 31, 2000 compared to December 31, 1999. Commercial usage volume decline by 44 million minutes of use in 2000 (4.9%) compared to 1999. Residential bundled and unbundled minutes of use decreased by 12 million minutes of use (1.6%) in 2000 compared to 1999, primarily as a result of the new tariff structure, which went into effect during the second quarter of 2000. The new rate structure eliminated one of the most economical plans as well as one of the off-peak hour rate plans. To stimulate residential use the Company introduced, in November 2000, a special flat rate national long distance plan where the customer pays a fee of approximately Bs. 7,500 per month and is allowed unlimited long distance calls placed between certain hours. Approximately 89,000 customers enrolled in this plan which generated 35 bundled million minutes at the end of December 2000.

Basic Rent

         Basic rent revenues include the basic monthly flat fees, installation charges and equipment sales. These revenues decreased by Bs. 52.2 billion (12.8%) to Bs. 355.0 billion in 2000 compared to Bs.

407.2 billion in 1999. The decrease was primarily the result of a reduction of Bs. 36.4 billion (64.7%) in installation charges to Bs. 19.8 billion in 2000 from Bs. 56.2 billion in 1999, largely due to a decline of 29.9% in lines installed generating revenues during 2000 compared to 1999. The basic monthly flat fee decreased by Bs. 15.8 billion (4.5%) in 2000 to Bs. 335.2 billion compared to Bs. 351.0 billion in 1999. This decrease is attributable to a 2.5% decline of the average access lines in service and 4.2% decrease in basic monthly flat fee real rates.

         Subscription right fees, which are upfront fees paid by the consumers when service is activated, were previously recognized as revenues. The opening of the telecommunications market provides the consumer with a choice of service provider and the subscriber fee may be refundable. To better align itself with the industry practice, the Company now recognizes upfront fees as a liability on the Company's balance sheet, and has restated all fiscal quarters for 2000 to reflect this change. At December 31, 2000 the cumulative effect of such change, net of tax, was Bs. 38.9 billion.

International Long Distance

         Total international long distance revenues decreased by Bs. 59.8 billion (29.1%) to Bs. 145.5 billion in 2000 compared to Bs. 205.3 billion recorded in 1999. Revenues from customer charges billed locally decreased by Bs.
57.1 billion (33.6%) to Bs. 112.5 billion in 2000 from Bs. 169.6 billion recorded in 1999. This decline is attributable to tariff decreases of 41.7% and 32.7% in real and nominal terms, respectively, partially offset by a volume increase of 20.0%.

         Settlement revenue with international carriers decreased by Bs. 2.7 billion (7.6%) in 2000 to Bs. 33.0 billion compared to Bs. 35.7 billion recorded in 1999. This reduction was the result of a real rate decrease of 20.8% partially offset by a volume increase of 20.1%. Factors contributing to incoming traffic growth include competitive pricing by international carriers as well as lower settlement rates. The ratio of incoming minutes of use to outgoing minutes of use, for the year ended December 31, 2000 increased to 1.95 times compared to
1.91 times for 1999.

         The Company's largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 59.4% and 63.6% of the minutes recorded in 2000 and 1999, respectively. The settlement rates for international traffic between the United States and Venezuela decreased to $0.38 per minute during 2000 from $0.64 per minute in 1999.

Fixed to Mobile - Outgoing

         Under the "calling party pays" concept, wireline customers pay a rate to terminate a call on a wireless network and the Company records the charge as a revenue under "Fixed to mobile - outgoing." Fixed to mobile revenues increased by Bs. 106.1 million (18.7%) in 2000 compared to 1999. The increase of 18.9% and of 38.4% in local minutes and domestic long distance minutes of use, respectively, and an increase in local rate of 0.5%, contributed to this trend. Local fixed to mobile residential, commercial and public telephone minutes increased by 53 million (10.0%), 158 million (23.9%) and 46 million (27.4%), respectively. Outgoing local minutes increased by 258 million and outgoing domestic long distance minutes increased by 133 million, when compared to the prior year period. Growth in outgoing domestic long distance minutes was generated by increases in residential, commercial and public telephone domestic long distance calls to wireless customers of 17.4%, 26.5% and 98.6%, respectively.

         Customers using domestic long distance nights and weekends flat rate plan are not eligible to place calls to a cellular telephone under the terms of this plan, but customers using local flat rate plan are eligible.

Interconnection Incoming

         Interconnection incoming revenue consists of charges paid by other operators for connection to Company's wireline network, which are recorded as revenue under Interconnection - incoming.

         Interconnection incoming revenues increased by Bs. 19.1 billion (47.7%) in 2000 compared to 1999 due to a growth in incoming minutes of 178 million (12.6%) combined with a rate increase of 5.5%. Local incoming minutes and domestic long distance termination minutes increased by 74 million (6.2%) and 104 million (47.5%) year over year.

Other Wireline-Related Services

         Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, decreased by Bs. 25.5 billion (14.0%) to Bs. 156.9 billion in 2000 compared to Bs. 182.4 billion in 1999. Revenues from data transmission services, including Frame Relay, VPN and VSAT services, decreased by Bs. 16.6 billion (14.0%) in 2000 to Bs. 101.7 billion compared to Bs. 118.3 billion in 1999. The decline in revenues was a result of the Company's strategy of promoting its packet switching data network, which is more efficient and economic to both the customer and the Company. This strategy produced a 30% revenue increase in this kind of packet switching data services, in real terms, which was more than offset by significant revenue declines in analog and dedicated circuits. Interconnection facilities revenue declined Bs. 11.2 billion (60.2%) to 7.4 billion in 2000 compared to Bs. 18.6 billion in 1999 due to a reduction in the fees that the Company receives from wireless operators. This decrease was provided for in the interconnection agreement between cellular operators and CANTV. Other miscellaneous charges increased by Bs. 2.3 billion (5.1%) to Bs. 47.8 billion compared to Bs. 45.5 billion in 1999 due to growth in vertical services and a facility rental settlement with a competitor. This increase was partially offset by the decision not to charge late payment fees to permanently disconnected wireline customers due to the low probability of collecting these charges.

Wireless Services

         Wireless service revenues decreased by Bs. 32.8 billion (8.9%) to Bs.
335.7 billion compared to Bs. 368.5 billion recorded in 1999, reflecting customer migration to more economical prepaid plans and the introduction of billing per second postpaid plans.

         Growth of 44.4% in the wireless customer base was primarily driven by the continued success of prepaid services during 2000. Handset sales declined to Bs. 30.0 billion (78.0%) during 2000 compared to 1999 as a result of the Company's decision to outsource sales of handsets to authorized sales agents. In 2000, prepaid subscribers increased by 73.0%, reaching a total of 1,498,856 customers at December 31, 2000, compared to 866,340 prepaid customers at December 31, 1999. Postpaid customers decreased by 34.2% to 207,134 at December 31, 2000 compared to 314,933 at December 31, 1999 due to customer migration to more economical prepaid plans, which contributed to a weighted average real rate decrease in the basic monthly fee and peak hour usage rate of 14.9% and 1.7%, respectively, at December 31, 2000.

         As a result of the expansion of the customer base, overall penetration, defined as the number of customers as a percentage of the total population, improved from 4.9% at December 31, 1999 to 7.0% at December 31, 2000. Offsetting the impact of customer growth is declining monthly revenue per customer due to the expansion in lower-usage customer segments through prepaid wireless service offerings and the introduction of more economical postpaid plans, including billing per second. The introduction of the prepaid service has generated a reduction in ARPU to $39.5 at December 31, 2000 compared to $53.0 at December 31, 1999.

         The decline in access revenue was partially offset by an increase in airtime revenue of Bs. 64.0 billion (45.7%) resulting from an increase of 17.6% in total minutes as the customer base increased.

         The minutes of use per average postpaid customer increased 31% over 1999 due to the migration of low usage customers to postpaid plans while minutes of use per prepaid customer decreased by 4.3% in 2000. Generally prepaid plans are subscribed by users with fewer financial resources than other customer groups.

Other Telecommunications-Related Services

         Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 2.6 billion (5.3%) to Bs. 51.9 billion in 2000 from Bs. 49.2 billion in 1999.

         Internet revenues increased by Bs. 4.4 billion (24.2%) to Bs. 22.5 billion in 2000 from Bs. 18.0 billion in 1999, due to a 30.6% increase in the subscriber base, which reached 113,226 at year-end 2000. The subscriber base increase was due to effective promotional campaigns, improved connectivity and attractive pricing. During 2000, the Company offered customers a flat rate plan and the added facility of using the Company's prepaid card to access the Internet. Additionally, the number of users grew in 2000 by 116,017 (69.5%) as compared to 1999. This growth was attained in spite of the Company's stricter credit policies.

         Revenues from directory service, decreased by Bs. 1.8 billion (5.6%) to Bs. 29.3 billion in 2000 as a result of real decreases.

Operating Expenses

         Total operating expenses increased by Bs. 48.1 billion (2.1%) to Bs. 2,365 billion in 2000 compared to Bs. 2,317 billion in 1999. This increase was due to a special charge recorded in December 2000 related to workforce reduction and increase in the interconnection cost. See "-- Special Charge." The increase was partially offset by a reduction in depreciation and amortization and provision for uncollectibles.

         The provision for uncollectibles decreased by Bs. 42.9 billion (33.3%) to Bs. 85.9 billion in 2000 from Bs. 128.8 billion in 1999. The decrease in uncollectibles expense reflected improvements in CANTV's collections as management continued to focus on the application of strong credit policies. As a result, approximately 337,614 residential and commercial lines were permanently disconnected during 2000.

         Operations, maintenance, repairs and administrative expenses decreased Bs. 1.0 billion (0.1%) to Bs. 967.4 billion in 2000 from Bs. 968.4 billion in 1999, mainly due to a decrease in materials of Bs. 54.5 billion partially offset by an increase of miscellaneous of Bs. 63.1 billion, compared to the prior year.

         Depreciation and amortization expense decreased by Bs. 56.0 billion (7.5%) to Bs. 692.4 billion in 2000 from Bs. 748.5 billion in 1999. This decrease was due to a portion of the Company's wireline network assets reaching their useful life and the increase in the useful life of a portion of the cellular real estate infrastructure.

         Interconnection costs increased by Bs. 30.0 billion (9.7%) to Bs. 339.3 billion in 2000 from Bs. 309.3 billion in 1999. This increase was due to a real rate increase of 0.8% and a call volume increase of 22.9%.

         Concession and other taxes decreased by Bs. 2.0 billion (1.3%) to Bs.
155.4 billion in 2000 compared to Bs. 157.4 billion in 1999, mainly due to lower revenues.

         During December 1999, massive floods impacted Venezuela. The flooding caused serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. In 1999, the Company made an initial financial assessment of central offices and public telephone plants and calculated the damage to be approximately Bs. 4.6 billion recorded as a non-recurring charge. In October 2000, the Company received the final payment of the total compensation based on actual damages caused by the floods of Bs. 8.9 billion, resulting in a loss in 2000 of Bs. 710 million included in the statements of operations as a non-recurring charge. Despite the magnitude of the floods endured, this natural disaster did not have a material impact on its financial results.

Special Charge

           On December 29, 2000 the Company announced that it would record a special one-time charge of Bs. 123.9 billion related to a workforce reduction program. This program, which only covered wireline employees, was implemented to eliminate non-strategic activities and associated costs, after a thorough review of business processes, that were not consistent with CANTV's competitive and growth objectives. The program ended on January 19, 2001 and as a result 3,752 employees were terminated. The functions eliminated were, for the most part, administrative in nature. The Company fully expects that labor and non-labor related savings associated with this head-count reduction will provide the Company with a cost structure that can meet competitive pricing pressures as a new era of full competition begins. See Note 23 to the Audited Financial Statements.

         The effect of the Company's pension and other post-retirement benefits liability associated with this employee separation program was recognized in 2001 when the separation occurred.

Other expense, Net

         Total other expense, net totaled Bs. 39.5 billion net expense for 2000 compared to Bs. 47.1 billion net expense for 1999. This decrease was primarily due to a decline in the exchange loss, decrease in loss from net monetary position and a decrease of gain from indexation of tax units.

         Exchange loss, net decreased by Bs. 34.9 billion (92.9%) to Bs. 3.0 billion for the year 2000 compared to Bs. 37.9 billion for the year 1999. This decrease is related to CANTV's Japanese yen-denominated debt and due to the appreciation of the bolivar against the Japanese yen, combined with higher dollar denominated temporary investments. Additionally the average foreign currency denominated net monetary asset position during 2000 increased, primarily as a result of higher cash balances and temporary investments. This increase was partially offset by a lower devaluation rate of 7.8% as compared to 14.9% in 1999. The Company's average net monetary position increased from a net liability position in 1999 of $136 million to a net asset position of $130 million in 2000.

         Interest income increased by Bs. 4.9 billion (17.4%) to Bs. 33.4 billion for 2000 from Bs. 28.4 billion for 1999, due to an increase of approximately 17% of the average interest rate and an increase of approximately 4% of the average investment made during 2000.

         Interest expense decreased by Bs. 3.6 billion (7.0%) to Bs. 47.8 billion in 2000 compared to Bs. 51.5 billion in 1999. This decrease was primarily due to a reduction in the Company's debt of Bs. 57.6 billion in 2000 partially offset by a higher average interest rate during 2000 of 9.07% compared to 8.26% in 1999.


Income Taxes

         The Company's income tax provision increased by Bs. 22.4 billion to Bs.
39.8 billion at December 31, 2000 compared to Bs. 17.4 billion at December 31, 1999. The increase reflects the 2000 reduction of investment tax credit percentage from 20% to 10% in 2000 and lower capital expenditures.



Cumulative Effect of Accounting Change, Net of Tax

         The Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, are now classified as a liability on the Company's balance sheet. The Company believes that the opening of the telecommunications market to competition where consumers will have a choice of carrier requires a change in the way of subscriber rights fees. At December 31, 2000 the cumulative effect of such change, net of tax, was Bs. 38.9 billion. In line with industry practices and much improved monitoring systems, prepaid card sales will be recognized as revenue when the customer utilizes the service rather than when the card is sold. The cumulative effect accounting of this change related to both the prepaid public telephone card and the prepaid cellular cards, net of tax was Bs. 6.5 billion in 2000.

Financial Condition, Liquidity and Capital Resources

         The following table summarizes cash flow data for the Company for the years ended December 31, 1999, 2000, and 2001:

                                                                       Year Ended December 31,

                                                    -------------------------------------------------------
                                                      1999 (1)      2000 (1)      2001 (1)       2001 (2)
                                                    ------------  ------------  ------------- -------------
Cash and temporary investments
    beginning of the year                          Bs. 174,439   Bs. 411,487    Bs. 649,726        $  857


Operating activities:

Net income (loss)                                      113,618      (101,271)        79,127           104
Adjustments to reconcile net income (loss)
    to net cash provided by operating activities       922,591       970,837        877,728         1,158
Changes in current assets and liabilities              (45,284)      122,622       (132,889)         (175)
Changes in non-current assets and liabilities          (13,228)        4,370        (21,079)          (28)
                                                       -------       -------        -------         -----
    Net cash provided by operating activities          977,697       996,558        802,887         1,059
                                                       -------       -------        -------         -----

Investing activities:

Capital expenditures, net of disposals                (446,777)     (340,304)      (205,463)         (271)
Acquisition of intangibles                              33,454       (27,823)       (50,750)          (67)
                                                       -------       -------        -------         -----
    Net cash used in investing activities             (413,323)     (368,127)      (256,213)         (338)
                                                       -------       -------        -------         -----

Financing activities:

Proceedings from borrowings                                   -       34,426               -             -
Payments of debt                                       (44,363)      (58,623)       (65,067)          (86)
Dividend payments                                     (206,844)      (72,013)      (287,653)         (379)
Repurchase shares                                       (3,413)     (240,099)      (450,078)         (594)
                                                       -------       -------        -------         -----
    Net cash used in financing activities             (254,620)     (336,309)      (802,798)       (1,059)
                                                       -------       -------        -------         -----

Increase (decrease) in cash and temporary
    investments before loss in purchasing power
    of cash and temporary investments                  309,754       292,122       (256,124)         (338)
Loss in purchasing power of cash and
    temporary investments                              (72,706)      (53,883)       (92,127)         (121)
                                                       -------       -------        -------         -----
Increase (decrease) in cash and
    temporary investments                              237,048       238,239       (348,251)         (459)
                                                       -------       -------        -------         -----

Cash and temporary investments
    end of the year                                    411,487       649,726        301,475           398
                                                       =======       =======        =======         =====


---------------
(1) Bolivar amounts are in million of constant bolivars as of December 31, 2001.
(2) Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 758.00 per $1.00, the Daily Exchange Rate on December 31, 2001. See "Item 3. Key Information -- Selected Financial Data-- Exchange Rates."

Years Ended December 31, 2000 and 2001

         Free cash flow (net cash provided by operating activities minus capital expenditures) decreased by Bs. 58.8 billion in 2001 to Bs. 597.4 billion as compared to the same period in 2000. This decrease was primarily due to lower working capital as a result of payments related to work force reduction program.

         Net cash provided by operating activities decreased by Bs. 193.7 billion (19.4%) to Bs. 802.9 billion for the year ended December 31, 2001 from Bs. 996.6 billion for the year ended December 31, 2000 primarily due to a decrease of accrued employee benefits of Bs. 101.1 billion as a consequence of the work force reduction program implemented during the first quarter of 2001, partially offset by an increase of accounts receivable by Bs. 60.9 billion and a decrease of other current liabilities by Bs. 53.9 billion mainly attributable to a drop in payable taxes during the year 2000 as a result of a drop in taxable income.

         Capital expenditures decreased by Bs. 134.8 billion (39.6%) to Bs.
205.5 billion in 2001 compared to Bs. 340.3 billion in 2000. During 2001, the Company reduced its investment program. The reduction in capital expenditures in 2001 from prior years was primarily due to smaller incremental capital investments made to optimize existing plant facilities compared to greater investments made in plant facilities in prior years. Capital expenditures made during the period were for the expansion and continued modernization of the wireline network and expansion of the wireless and Internet platforms. The Company funded these expenditures with internally generated funds.

         Net cash used in financing activities increased by Bs. 466.5 billion (138.7%) to Bs. 802.8 billion in 2001 compared to Bs. 336.3 billion in 2000. Net cash used in financing activities included Bs. 450.1 billion to fund the Third Repurchase Program at December 31, 2001, Bs. 287.7 billion to make dividend payments and Bs. 65.1 billion to fund debt payments, all funded with internally generated funds and existing cash balances.

Years Ended December 31, 1999 and 2000

         Free cash flow increased by Bs. 125.3 billion to Bs. 656.3 billion as compared to the same period a year ago. This increase was due to improved working capital management combined with lower capital expenditures.

         Net cash provided by operating activities decreased by Bs. 18.9 billion (1.9%) to Bs. 996.6 billion for the year ended December 31, 2000 from Bs. 977.7 billion for the year ended December 31, 1999, primarily due to a decrease of accounts receivables by Bs. 155.7 billion as a consequence of improvement in the collection process and a decrease in operating revenues as a consequence of migration to bundled minutes rate plans and flat rate plans, partially, combined with an increase of other current liabilities by Bs. 86.3 billion and a decrease of accounts payable by Bs. 94.9 billion.

         Capital expenditures decreased by Bs. 106.5 billion (23.8%) to Bs.
340.3 billion in 2000 compared to Bs. 446.8 billion in 1999. During 2000, the Company reduced its investment program. The reduction in capital expenditures in 2000 from prior years was primarily due to the smaller incremental capital investments made to optimize existing plant facilities compared to greater investments made in plant facilities in prior years. Capital expenditures in 2000 were also affected by the continued reduction in the price of new technologies. Capital expenditures made during the period were for the expansion and continued modernization of its wireline network and expansion of its wireless and Internet platforms. The Company funded these expenditures with internally generated funds.

         Net cash used in financing activities increased by Bs. 81.7 billion (32.1%) to Bs. 336.3 billion in 2000 compared to Bs. 254.6 billion in 1999. Net cash used in financing activities included Bs. 240.1 billion to fund the share repurchase program at December 31, 2000, Bs. 72.0 billion to make dividend payments and Bs. 58.6 billion thousands to fund debt payments, all funded with internally generated funds.

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

Liquidity and Capital Resources

         As of December 31, 2001, the Company's current assets totaled Bs. 812.5 billion, a decrease of Bs. 395.9 billion (32.8%) compared to Bs. 1,208.4 billion at December 31, 2000. The Company's current liabilities totaled Bs. 946.8 billion at December 31, 2001, an increase of Bs. 70.9 billion (8.1%) compared to Bs. 875.9 billion at December 31, 2000. As a result, the Company's working capital ratio decreased to 0.9 at December 31, 2001, from 1.4 at December 31, 2000. This drop is attributable to the reduction in cash balances used to fund extraordinary dividend payments and the Third Repurchase Program. See "Item 4. Information on the Company-- History." Management believes that the Company's working capital is sufficient to meet actual requirements.

         Accounts receivable from Government entities decreased by Bs. 17.5 billion (15.2%) during the year, to Bs. 97.9 billion at December 31, 2001 from Bs. 115.4 billion at December 31, 2000. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past-due obligations. During 2000, CANTV received a payment of Bs. 34.1 billion related to the Government's bond issuance, and in 2001, the National Assembly approved a decree authorizing the issuance of bonds for the payment of basic services. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted to Bs. 43.3 billion. During 2001, the Company collected Bs. 6.6 billion. During the first quarter of year 2002, the Company received from the Government a payment of approximately Bs. 23.5 billion from a bond issued by the Government related to the amount outstanding at December 31, 2001. The Company still faces uncertainty regarding the timing of collections from Government entities. See "Item 3. Key Information -- Risk Factors," "Item
4. Information on the Company -- Billing" and Note 9 to the Audited Financial Statements.

         During 2001, the Company reduced its total debt obligations by Bs. 84.4 billion (18.9%). As of December 31, 2001, the Company's outstanding indebtedness totaled Bs. 361.2 billion, with Bs. 133.1 billion classified as short-term, as compared to total debt of Bs. 445.6 billion with Bs. 62.3 billion classified as short-term debt at December 31, 2000. The Company continues to maintain a strong capital structure as evidenced by a 13.3% debt-to-equity position at December 31, 2001. Management believes that this capital structure will enable the Company to confront the potential impact of deterioration in the Venezuelan economic outlook. The current outstanding debt of the Company is primarily denominated in U.S. dollars with some debt denominated in Japanese yen. As of December 31, 2001, the principal amount of short-term debt outstanding was Bs.
133.1 billion and the principal amount of long term debt outstanding was Bs. 151.5 billion. See Note 12 and 13 to the Audited Financial Statements. The total debt of the Company is comprised of bank loans and bonds denominated in U.S. dollar, Japanese yen and Venezuelan bolivars. At December 31, 2001, the debt denominated in Japanese yen had average maturity dates of eight years and average interest rates of 5.8%. At December 31, 2000, the debt denominated in Venezuelan bolivars had maturity dates between two and nine years and average interest rates between 23.3% and 25.7%. The notes payable in U.S. dollars have maturity dates between one and six years and average interest rates between 3.7% and 9.3%. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

         On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation the ("IFC Facility"). Pursuant to the IFC Facility, CANTV obtained loan commitments of $261 million, of which $175 million was disbursed. Of the amount disbursed, $75 million was used in CANTV's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining $100 million represents the conversion of certain debt outstanding into longer term debt. In March 1998, CANTV paid $150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of CANTV, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of $25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on CANTV's annual net income equivalent in U.S. dollars.

         Under the IFC Facility, CANTV may pay dividends only if it is current with respect to its semi-annual payments. In addition, CANTV is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. CANTV was in compliance with these covenants as of December 31, 2001.

         Movilnet has a line of credit of Bs. 1,996 million at December 31, 2001 with AB Svensk Exporkredit, which is guaranteed by CANTV, and the Swedish Export Credits Guarantee Board "E.K.N." The interest rate on this line of credit is based on LIBOR plus 0.25%. Movilnet paid financing insurance premiums to ("E.K.N.") of Bs. 4,846 million in 2001. These premiums are recorded as deferred charges and are being amortized over 102 months, under the terms of the loan agreement. As of December 31, 2001 and 2000, accumulated amortization amounts were Bs. 4,424 million and Bs. 3,856 million, respectively. Under this line of credit, the operating assets of Movilnet cannot be pledged in connection with any present or future debt that could have a significant impact on the capacity of Movilnet to comply with its obligations pursuant the terms of this line of credit; and the obligation of the lender to grant and maintain the line of credit will terminate if the applicable laws and regulations are amended to make such negative pledges illegal.

         At December 31, 2001 Movilnet's loans from the International Finance Corporation were Bs. 50.2 billion. The interest rates on these loans are based on LIBOR rate at six months plus 1.75% and 2%, and mature in 2005 and 2007. Under these agreements, Movilnet may pay dividends provided if it is current with its semiannual payments and in compliance with certain financial ratios including a long-term debt ratio. As of December 31, 2001, Movilnet was in compliance with all of the covenants under this loan agreement.

         The Company's debt agreements have standard default clauses that provide for acceleration of payment of principal and interest and other clauses including Compliance with Statutes, Maintenance of Corporate Franchises, Governmental Approvals, Maintenance of Property and others. All three agreements have cross-default clauses.

         Devaluation of the bolivar against the U.S. dollar was 14.9%, 7.8% and 8.3% for the years ended December 31, 1999, 2000 and 2001, respectively. The devaluation of the bolivar against U.S. dollar and other foreign currencies resulted in a net exchange gain or loss for the Company of Bs. 37.9 billion loss, Bs. 3.0 billion loss and Bs. 21.0 billion gain for the years ended December 31, 1999, 2000 and 2001, respectively. The deterioration of fiscal accounts and increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves as of December 2001, forced the Government to announce, on February 12, 2002, that the bolivar would float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,132.25 per U.S. dollar at May 31, 2002. The currency devalued 49.4% from December 31, 2001 to May 31, 2002, and the Company believes that the currency may depreciate further in 2002.

         Net exchange gains or losses are included in the "Financing cost, net" caption in the consolidated statements of operations in Note 17 to the Audited Financial Statements and represent the additional or fewer Venezuelan bolivars that the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities. Despite continued devaluation of the bolivar against the U.S. dollar, the bolivar remains overvalued relative to the U.S. dollar, which will have the negative effect of reducing demand for domestic products both abroad and in Venezuela. This situation explains the dynamism in the demand for imports despite the moderate expansion of the economic activity. In the event of a strong future decline in the value of the bolivar relative to the U.S. dollar and other foreign currencies, as occurred in 1999, 2002, 2001 and the first half of 2002, the Company's results of operations and stockholders' equity could be adversely impacted by additional exchange losses. If reductions in the value of the bolivar against the U.S. dollar were to continue to decline substantially, the Company's consolidated net income and stockholders' equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D Shares could also be adversely affected. See "Item 3. Key Information" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk." Substantially all of the Company's revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation maintaining 80% of its cash denominated is U.S. dollar, the Company currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela.

         During 2001, the Company continued generating strong cash flows due to strong working capital management combined with lower capital expenditures. While there is no assurance that current liquidity levels can be maintained in the future, operating cash inflows are expected to continue to be strong based on the Company's growth strategies and continued demand for telecommunications services in Venezuela.

         The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company mainly uses the borrowings for the purchase of equipment through supplier financing arrangements. During 2001, the Company did not undertake new borrowings. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its capital requirements for the long term including bank loans and equity and debt issuance.

         The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this to continue in the future. The expansion and modernization of the Company's telecommunications network and the introduction of new services since privatization have required significant capital expenditures, which have totaled over $5.1 billion from January 1, 1992 to December 31, 2001. These capital expenditures and improvements have been financed through operating cash flow and debt denominated in U.S. dollars and Japanese yen. At December 31, 2001, the

Company had debts outstanding of $434 million denominated in U.S. dollars and Japanese yen. Although the Company continually reviews opportunities to minimize its exposure to devaluation, the Company currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela.

         The Company's capital expenditures for 2002 are estimated to be $440 million, with approximately $208 million dedicated to the wireline business, $186 million to the wireless business, $12 million to Internet and directory information services and $34 million for other. The growth in the capital expenditure program for 2002 compared with expenditure provisions made during 2001 is attributable to the change in the Movilnet's network technology, from TDMA to CDMA2000, which is expected to be completed in the third quarter of 2002. The Company is prepared to reduce the capital expenditures program further if economic conditions warrant. Capital expenditures are expected to drop to lower levels in the 2003 to 2006 planning periods. Based on its current working capital surplus, the Company believes that it will generate sufficient cash from operations to fund anticipated capital expenditures.

         The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company's ability to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See
Note 16 to the Audited Financial Statements. The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders no less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Companies may exceed the minimum income limit established by the Capital Markets Law and declare dividends in excess of net annual income. However, at the general Shareholders' Assembly held on March 22, 2002 the Company declared cash dividends to shareholders of record as of May 24, 2002, from liquid and collected earnings of prior years of Bs. 41.6 per share ($0.05) or Bs. 291.2 per ADS ($0.32). The Capital Markets Law also provides that at least 25% of such 50% shall be paid to the shareholders in cash. However, if the Company has accumulated losses, any net income shall initially be applied to offset such deficit. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends are required to be paid out of "liquid and collected earnings."

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

Recently Issued Accounting Pronouncements

         In June 2001, the FASB issued SFAS 141 and 142 entitled, "Business Combinations" and "Goodwill and other Intangible Assets", respectively. SFAS 141, among other things, eliminates the pooling of interests method of accounting for business combinations entered into after June 30, 2001. The Company did not engage in any business combination during 2001. With the adoption of SFAS 141, goodwill will no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill will be recognized as an extraordinary gain at the time of the business combination.

SFAS 142 is effective for financial statements of fiscal years beginning after December 15, 2001, and the Company plans to adopt these new standards in 2002. CANTV does not expect the adoption of SFAS 141 and 142 to have a significant impact on the Company's consolidated financial statements.

         In June 2001, the FASB issued SFAS 143 entitled "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements of fiscal years beginning after June 15, 2002 and the Company plans to adopt this new standard in 2003. CANTV expects that the adoption of SFAS 143 will not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

        In August 2001, FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 will be effective for financial statements of fiscal years beginning after December 15, 2001, and the Company plans to adopt this new standard in 2002. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," although it retains the fundamental provisions of SFAS 121. SFAS 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. CANTV does not expect the adoption of SFAS 144 to have a significant impact on the Company's consolidated financial statements.

Cautionary Statement Regarding Forward-Looking Statements

         The Company is making forward-looking statements in this Form 20-F based on the Company's estimates and assumptions which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in "Item 5. Operating and Financial Review and Prospects" and elsewhere in this Form 20-F, including factors set forth in "Item 3. Key Information -- Risk Factors." If future events and actual performance differ from the Company's assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6.           Directors, Senior Management and Employees

Directors

         CANTV is managed by its Board of Directors which, in accordance with its By-laws, consists of the President of CANTV and eight other principal directors, each of whom will have an alternate to act in his or her absence.
The members of the Board of Directors are elected at the annual shareholder meeting. Until January 1, 2001, the President and the four principal directors, who comprise a majority of the Board of Directors, were elected by VenWorld, as holder of the Class A Shares, and two principal directors were elected by the Government, as holder of the Class B Shares. After January 1, 2001, VenWorld, no longer has special voting rights and, it will vote its shares, together with Class D Shares. Also, after January 1, 2001, the Government has the right to elect only one principal director so long as it continues to own at least one Class B Share. Holders of Class C Shares have the right, voting as a separate class, to elect two directors provided such shares represent at least 8% of CANTV's share capital and will have the right to elect only one director provided such shares represent at least 3% of the equity share capital of CANTV. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by the Government or holders of Class C Shares voting as separate classes.

         Beginning on December 4, 2000, VenWorld shareholders had the right to have their shares redeemed. The redemption of VenWorld shares enabled a shareholder to receive its pro rata portion of CANTV Class A Shares held by VenWorld, provided that the remaining VenWorld shareholders would not exercise a right of first refusal set forth in VenWorld's by-laws. If the right of first refusal were exercised, the redeeming shareholder would receive cash for its CANTV Class A Shares. All Class A Shares transferred to an entity other than Verizon, Telefonica Internacional, Banco Mercantil, C.A. or their respective affiliates will be, pursuant to CANTV's By-laws, automatically converted into Class D Shares. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries requested the redemption of their shares. As of December 31, 2001, only Verizon, Telefonica Internacional and Banco Mercantil, C.A., as successor to CIMA, individually and as trustee, remained as VenWorld shareholders As a result of this share redemption, VenWorld's ownership in CANTV decreased from 43.19% at December 31, 2000 to 32.95% at December 31, 2001.

         On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV's shares, agreed to liquidate VenWorld. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A Shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2002, Verizon held directly or through affiliates, 28.51% of the Company and Telefonica Internacional, held, approximately 6.91% of the Company.

         In addition, pursuant to regulation adopted by the CNV any individual or group composed of holders of Class A Shares and/or holders of Class D Shares may be entitled to proportional representation on the Board of Directors, provided such individual or group holds at least 20% of CANTV's issued and outstanding capital stock and meet certain other conditions. The entire Board of Directors, and their respective alternates, are elected annually, and serve until each respective successor is elected and takes office. Directors may be removed and replaced in the same manner they were designated prior to the end of their term by the same class or classes of stockholders who designated them as directors. Until a vacancy is filled, the respective alternate fills temporary and permanent absences of the principal director. CANTV's By-laws require that the Board of Directors meet at least once every three months. A quorum at any meeting of the Board of Directors is five members.

         CANTV's current directors are:

                                                                              Current Position And PresentPrincipal
               Name                First Appointed      Current Term Ends            Occupation or Employment
---------------------------------  ---------------      -----------------     -------------------------------------
Elected by all shares voting as a
  single class:

President-
    Gustavo Roosen                    June 1995            March 2003         President, Chairman and Chief Executive
                                                                              Officer, CANTV
Alternate President-
    Steven E. Zipperstein             March 2002           March 2003         Senior Vice President and Deputy General
                                                                              CounselVerizon Communications Inc.

Directors-
    Fares F.  Salloum                 March 1998           March 2003         President International - The Americas,
                                                                              Verizon Communications Inc.

   Terry W. Lewis                     March 2002           March 2003         Group Senior Vice PresidentBusiness Services
                                                                              and SupportVerizon Communications Inc.

    Howard M.  Svigals                March 2001           March 2003          Group Vice President Finance, International
                                                                               -The Americas, Verizon Communications Inc.

Manuel Costa Marques                  March 2002           March 2003         Head of Strategic Planning, M&A and Corporate Finance,
                                                                              Telefonica Internacional, S.A.

   Ricardo Hausmann                   March 2002           March 2003         Professor of Economic Development at  Harvard
                                                                              University

Alternate Directors-
   Alfred C.  Giammarino              March 2001           March 2003         Senior Vice President & CFO, - Information
                                                                              Services and International, Verizon
                                                                              Communications Inc.

    Ruben G.  Perlmutter              March 2001           March 2003         Associate General Counsel - Americas, Verizon
                                                                              Communications Inc.

    Luis Esteban Palacios             December 1991        March 2003         Palacios, Ortega & Asociados, Partner

    Arminio Borjas                    March 2001           March 2003         Mendoza, Palacios, Acedo, Borjas & Asociados,
                                                                              Partner
       German Garcia Velutini         March 2001           March 2003         PresidentVencred, S.A.

                                                                              Current Position And PresentPrincipal
               Name                First Appointed      Current Term Ends            Occupation or Employment
---------------------------------  ---------------      -----------------     -------------------------------------
Elected by the Government
  as holder of Class B Shares:

Director-
    Alberto Maman                     March 2001           March 2003         Engineering Consultant of Telecommunications

Alternate Director-
   Cesar Quintini Rosales             March 2001           March 2003         Engineering and Management Consultant

Elected by CANTV Employees
   and Retirees as holders
   of Class C Shares:

Directors-
    Yelitza Garcia                    March 2001           March 2003         Coordinator to CANTV's Retirees
    Luis Parra                        March 2001           March 2003         General Secretary of FETRAJUPTEL

Alternate Directors-
    Ubaldo Suniaga                    March 2000           March 2003         Technician in Telecommunications, CANTV
    Igor Lira                         March 2002           March 2003         Technician in Telecommunications, CANTV

----------------------------------------------------------------------------------------------------------------------------


Executive Officers

         Until January 1, 2001, the President of CANTV was selected by VenWorld, as the holder of Class A Shares. Since January 1, 2001, holders of all shares voting as a single class are entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

         The Company's current executive officers are:

                                                                                         Current Position
             Name                                      Position                             Held Since
--------------------------------  ---------------------------------------------------  ----------------------
Gustavo Roosen                    President, Chairman and                                 June 1995
                                  June 1995
                                  Chief Executive Officer, CANTV

Vicente Llatas                    Executive  Vice  President  and  Chief   Operating      May 1998
                                  Officer

Bernardo Fischer (1)              Manager,   Communications   and  External      January 2001
                                  Relations
Arnaldo Slavick (1)               Manager, Planning                               October 2000

Francisco Palma                   General Manager, General Counsel                        February 2002

Regulo Carpio                     General Manager, Information Systems                    September 1999

Kathleen de lzaguirre             General Manager, Network                                March 1998

Luis de Leon                      General Manager, Shared Services                        July 1994

Eloina Perez Di Giacomo (2)       General Manager, Regulatory Affairs                     April 2000

Pedro Gonzalez                    General Manager, Human Resources                        June 1998

Armando R. Yanes                  General Manager, Chief Financial Officer                July 2000

Miguel Benatuil                   President, CANTV.Net                                    April 1997

Guillermo Olaizola (3)            President, Movilnet                                     January 1996

---------------
(1)  Acting General Manager in charge.
(2) Ms. Eloina Perez was acting as General Manager, Regulatory Affairs beginning April 2000 and was appointed on a permanent basis in January 2001.
(3)  Mr. Olaizola resigned as President of Movilnet in June 2002.

         Set forth below is additional biographical information concerning certain Company's directors and executive officers:

         Gustavo Roosen, President, Chairman and Chief Executive Officer, CANTV. Mr. Roosen has been the President, Chairman and Chief Executive Officer since June 1995. He was President of Petroleos de Venezuela S.A. from 1992 to March 1994. He served as President of the Junta Interventora del Banco Latino (the Government-created committee charged with reorganizing Banco Latino) since March 1994, Special Commissioner for the Reform of the National Financial System since April 1994 and has served and continues to serve on the boards of directors of many Venezuelan companies, including Envases Venezolanos, S.A.

         Steven E. Zipperstein, Senior Vice President and Deputy General Counsel of Verizon Communications Inc. Mr. Zipperstein was Vice President and Deputy General Counsel for GTE Service Corporation since August 1999. In 1997, he joined GTE and served as Assistant Vice President and Associate General Counsel for GTE's west areas. Previously, Mr. Zipperstein served as Chief Assistant United States Attorney in Los Angeles from 1987. He also served in Washington D.C. as Counsel to the Assistant Attorney General for the Justice Department's Criminal Division.

         Fares F. Salloum, President International - The Americas, Verizon Communications Inc. Mr. Salloum has held his current position since July 2000. Mr. Salloum has been Chairman of the Board of Directors of Grupo Iusacell, S.A. de C.V. since August 2000, and also serves as a member of the Board of Directors of Telus Corporation, Codetel C.A. and Telecomunicaciones de Puerto Rico, Inc. Prior thereto Mr. Salloum was senior Vice President - International Operations for GTE Corporation beginning in June 1997. From 1995 until June 1997 he served as Executive Vice President - Communication Services for BC Telecom, Inc.

         Terry W. Lewis, Group Senior Vice President - Business Services and Support for Verizon Communications Inc. Mr. Lewis was President of GTE Telecommunication Services Inc. since July 1997. He was also Vice President -Marketing and Product Management for GTE wireless. Mr. Lewis joined GTE in 1979. He serves on the boards of the Cellular Telecommunications Industry Association.

         Howard M. Svigals, Group Vice President, Finance International, The Americas, Verizon Communications Inc. Before assuming his current position, Mr. Svigals was Vice President - Finance and Planning, responsible for providing financial and planning support for GTE's international activities. Mr. Svigals began his career with GTE in 1977. From 1977 to 1989, he held various positions including Director - Strategic Financial Plan Development for Telephone Operations; Director - Capital Markets for GTE; and Vice President and General Manager of GTE Finance Corp. From 1989 to 1995, Mr. Svigals held various positions in GTE Spacenet Corp., including that of Vice President and General Manager. In December 1994, Svigals was named Vice President - Planning and Development for GTE Wireless. Mr. Svigals also serves on the Board of Directors of the Telecomunicaciones de Puerto Rico, Inc.; Grupo Iusacell, S.A. de C.V. and CTI Holdings, S.A.

         Manuel Costa Marques, Head of Strategic Planning, M&A and Corporate Finance for Telefonica Internacional, S.A. Mr. Costa has primarily worked for Telefonica International, S.A. and other companies of the Telefonica's Group such as Telefonica Data, S.A. and Emergia NV, and currently is a board member of these companies.

         Ricardo Hausmann, Professor of the Practice of Economic Development at Harvard University. Previously, he served as the first Chief Economist of the Inter-American Development Bank from 1994 to 2000. He has served as Minister of Planning of Venezuela from 1992 to 1993, and member of the Board of the Central Bank of Venezuela. He also served as Chairman of the International Monetary Fund - World Bank Development Committee. Mr. Hausmann was Professor of economics at the Instituto de Estudios Superiores de Administracion
(IESA) from 1985 to 1991 in Venezuela.

         Alberto Maman, Engineer and Consultant of Telecommunications. Prior to serving at CANTV's Board of Directors, Mr. Maman was Director of Planning at INELECTRA from 1992 until 1998. Prior thereto, he served as consultant to CONATEL from 1991 to 1992 and a consultant to the Government in connection with the privatization of CANTV from 1989 until 1991.

         Alfred C. Giammarino, Senior Vice President and Chief Financial Officer
- Information Services and International, Verizon Communications Inc. Previously, he had served as Senior Vice President - International Finance, Planning and Business Development for GTE since July 1998. Prior thereto, he had served as Vice President - International Finance and Planning since 1997 and prior thereto, as Vice President -Finance since 1995. Mr. Giammarino is a member of the board of directors of Telecomunicaciones de Puerto Rico Inc., Grupo:
Iusacell, S.A. de C.V., and FLAG Telecom (UK).

         Ruben G. Perlmutter, Associate General Counsel, Americas - Verizon Communications Inc. Mr. Perlmutter has held his current position since September 2000. From February 1997 through April 2001, Mr. Perlmutter served as an executive officer of Grupo Iusacell, S.A. de C.V., as Senior Vice President, Mergers and Acquisitions, and General Counsel from May 2000 through May 2001, and as Vice President, Mergers and Acquisitions, and General Counsel from February 1997 through April 2000. From November 1993 until February 1997, Mr. Perlmutter was employed by Bell Atlantic Network Services, Inc. in its mergers and acquisitions legal group based in Philadelphia, PA. Mr. Perlmutter is an alternate member of the Board of Directors of each of Grupo Iusacell, S.A. de C.V. and CANTV.

         Luis Esteban Palacios, Partner of Palacios, Ortega & Asociados. Mr. Palacios is currently Director of Scout Foundation, alternate Director of Banco Mercantil C.A. and legal advisor to IBM in Venezuela and was alternate Director of VenWorld until its liquidation among others. Mr. Palacios has held several positions as legal counsel, including subsecretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepio de Abogados de Venezuela.

         Arminio Borjas, Partner of Mendoza, Palacias, Acedo, Borjas & Asociados. Prior to his current position, Mr. Borjas taught law at the Universidad Catolica Andres Bello.

         German Garcia Velutini, President of Vencred, S.A., Venezolana de Bienes, S.A. and Valores Vencred, S.A. Mr. Garcia is member of the board of Banco Venezolano de Credito, S.A. since 1984.

         Cesar Quintini Rosales, Engineer and Management Consultant. Mr. Quintini has been a consultant to various Venezuelan private and government entities, including the Ministry of Energy and Mines and C.A. Energia Electrica de Venezuela. Mr. Quintini is a member of the Board of Directors of C.A. Energia Electrica de Venezuela and C.A. Energia Electrica de la Costa Oriental.

         Vicente Llatas, Executive Vice President and Chief Operating Officer, CANTV. Mr. Llatas has been Executive Vice President and Chief Operating Officer since May 1998. Currently, Mr. Llatas serves as director of the Venezuelan-Japanese Chamber of Commerce and is a member of the Engineering Association. He is also a Vice President of the Venezuelan-Spanish Chamber of Commerce, and of the Venezuelan Executive Association (AVEX). He was appointed Vice President of Bitumenes Orinoco, S.A. (BITOR), a subsidiary of Petroleos de Venezuela, S.A., in 1988 and Supply Coordinator of Petroleos de Venezuela S.A., in 1990. In 1994, he was appointed Vice President of Lagoven, a subsidiary of Petroleos de Venezuela, S.A., and in September 1997 became President of Lagoven until accepting his current position at CANTV.

         Bernardo Fisher, Manager, Communications and External Relations (in charge). Mr. Fisher has served as General Manager of CANTV, Communications and External Relations (in charge) since January 2001. Prior to that time, Mr. Fisher served as External Communication Manager of CANTV since 1992. Mr. Fisher also worked in various positions at El Nacional, a leading Venezuelan daily newspaper. Mr. Fisher received a Bachelor of Arts degree in Communications from Universidad Catolica Andres Bello in Venezuela in 1976.

         Arnaldo Slavick, Manager, Planning (in charge). Mr. Slavick has served as General Manager of CANTV, Planning (in charge) since October 2000. Prior to that time, Mr. Slavick served as Planning Manager of CANTV since 1997. Prior to that time, Mr. Slavick served as Assistant Project Manager at Andersen Consulting Puerto Rico since 1994 to 1996. He also served in various positions at Baker & McKenzie and the Company in their respective offices in Venezuela and the UK.

         Francisco Palma, General Manager, General Counsel. Mr. Palma has served as acting General Manager of CANTV, since February 2001. Mr. Palma has been an international partner of Baker & McKenzie since 1979. Prior thereto, Mr. Palma worked as Director of Administration at Envases Venezolanos from 1973 to 1975; and from 1966 to 1973 as Counsel and Industrial Relation Manager at Union Carbide of Venezuela.

         Regulo Carpio, General Manager, Information Systems. Mr. Carpio has served as General Manager of CANTV Information Systems since September 1999. Prior thereto, Mr. Carpio served as Manager in CANTV 2000 Project since January 1998. From 1985 to 1989 he served as Consultant for Krygier, Morales y Asociados (former representation of Arthur Andersen) and from 1989 to 1994 also served as Systems Manager at Industrias Savoy.

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

         Armando R. Yanes, General Manager, Chief Financial Officer. Mr. Yanes was appointed General Manager of CANTV, Chief Financial Officer in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000 Mr. Yanes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compania de Telefonos del Interior (CTI) in Argentina. He also served as Director - Budget, Plans and Analysis and Corporate Controller in GTE Data Services, as Manager - Corporate Audit in GTE Service Corporation.

         Miguel Benatuil, President, CANTV.Net. Mr. Benatuil was appointed President of CANTV.Net in April 1997. Since 1983 to 1997 he founded and managed Infotrol a high-tech enterprise serving the telecommunication and security markets. Prior to such time, he founded and managed AETI, a Venezuelan supplier company of data communication systems for industrial applications from 1978 to 1983.

         Guillermo Olaizola, President, Movilnet. Mr. Olaizola has served as President of Movilnet since January 1996. Mr. Olaizola resigned as president of Movilnet in June 2002. Prior to that, he founded and served as President of the following companies: Logramsa S.A., GlobalNet C.A., OpenLink C.A. and TRUEnet C.A., which are engaged in telecommunications related businesses and Fonomet C.A., which is engaged in the design and manufacture of metal parts for the electronics industry. He has also served on the Board of Directors of CAFADAE, AFETEL, CANAEMTE, FUNDAVAC and FARMATODO.



Compensation

     For the year ended December 31, 2001, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 1,923 million ($2.7 million) and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 790.8 million.

Board Practices

         Under Venezuelan law, CANTV's Board of Directors owes a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard if their actions are contested. The Board of Directors must consider the interests of CANTV's shareholders and its workers and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were approved by resolution at a stockholders' meeting. See "Item 10. Additional Information - Memorandum and Articles of Association" for further information about the Board of Directors.

         The Audit Committee is responsible for assisting in the appointment of independent auditors to be elected by the annual general meeting of shareholders and review the scope of external audit services. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems, reviewing the annual and semi-annual financial statements of CANTV and maintaining the integrity of the preparation of individual and consolidated audits. The members of the Audit Committee are Messrs. Salloum, Svigals, Hausmann, Costa Marquez, Maman and Parra.

Employees

         At December 31, the Company had 14,769, 13,952 and 10,227 employees for the years 1999, 2000 and 2001, respectively. At May 31, 2002 the Company had 10,383 employees. The Company's workforce has decreased by 4,790 employees from 15,017 at December 31, 1997 to 10,227 at December 31, 2001, primarily as a result of the CANTV workforce reduction program of January 2001. Non-CANTV employees experienced a small increase because of the growth of the Company's wireless and Internet businesses. In total, the number of employees of the Company dropped 26.7% in 2001 compared to 2000. CANTV had 369 access lines in service per employee at December 31, 2001, compared to 203 at December 31, 1997. At May 31, 2002, CANTV had 362 access lines in service per employee.

         On December 29, 2000 the Company announced a workforce reduction program. This program was implemented after a thorough review of business processes to eliminate non-core activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in a special one-time charge of Bs. 123.9 billion included in the Company's results of operation in 2000. In addition in 2001, the Company recognized approximately Bs. 36.1 billion in the statement of operations in respect of pension and postretirement plan special termination benefits related the effect associated with this employee reduction program. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated approximately 3,752 employees (approximately 34.0% of CANTV's work force compared to December 2000).

         At December 31, 2001, approximately 46.0% of CANTV's employees were members of one of the 28 unions, which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced work stoppages from time to time of various duration and levels of participation. These work stoppages have not had a material effect on the Company's results of operations. The most recent stoppage occurred in connection with contract negotiations when approximately 1,500 of CANTV's workers undertook a 23-day strike in March 1997. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired effective on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement.

         CANTV is currently in negotiations with FETRATEL and expects to finalize a new labor agreement in July 2002. In recent weeks, FETRATEL has threatened to call for a strike. Future conflicts or disagreements with FETRATEL or with the Company's unionized employees or other employees could have a material adverse effect on the Company.

         The latest negotiated collective bargaining agreement provides job security benefits to employees who have worked for the Company for at least 30 months and were hired during the period from June 18, 1997 to September 3, 1999. Other employees may receive similar job security benefits provided they have met certain minimum service requirements. Positions may be terminated for just cause. Venezuelan law requires that employers pay a severance package to those employees terminated for just cause. Effective June 19, 1997, the Venezuelan Congress enacted a partial amendment to the labor law regarding employee severance benefits. Under the new system the retroactive payment was eliminated and double severance payments applicable to those workers who are dismissed without just cause were limited. See Note 4(k) to the Audited Financial Statements.

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

         The Caldera administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the "Pension Reform"). This law was partially reformed by a recent Statute "Law of Partial Reform of the Decree No. 426," published on January 23, 2001, which postpones the effective date from January 1, 2001 to January 1, 2002. On December 31, 2001, the Government postponed the effective date from January 1, 2002 to July 1, 2002 announced in the Extraordinary Official Gazette No. 5,568. The National Assembly is reviewing the Pension Reform. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on a contribution of approximately 12% to 13% of each employee's salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of the amount for each employee, with each employee contributing the remaining 25%. The contributions made by the Company and employees will be invested in private pension funds established under the Pension Reform, and in a public pension fund.

         In connection with the privatization of CANTV in 1991, the Government, through the Venezuelan Investment Fund (currently the Bank of Economic and Social Development), transferred 110 million of the Company's Class C Shares, representing 11.0% of the equity share capital of CANTV, to certain employee trusts ("Employee Trusts"). Eligible employees and retirees were offered the right to purchase up to 100 million Class C Shares from the Employee Trusts pursuant to a stock purchase program by paying nominal Bs. 286.0488 per Class C Share in full in cash or through a non-interest bearing installment payment plan through salary deductions over a period of up to 12 years (the "1991 Installment Plan"). The Company does not finance or administer the acquisition of shares by employees. Any balance due at the end of such period not paid by salary deductions or pension payment deductions is forgiven, provided that all previous installment payments have been made. The proceeds from the sale of such Class C Shares, after deduction of any fees, dividends or distributions, are paid to the Venezuelan Investment Fund.

         On October 24, 2001, an Extraordinary Shareholders Assembly of the Company's shareholders approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan covering up to 5.5% of the capital stock of the Company called the Value Fund. Both programs are to be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not made effective the increase of the Excellence Award program or the creation of the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. This trust as of May 31, 2002 holds 11,150,372 Class C Shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

         Based upon the number of Class D Shares that were sold in the Initial Public Offering, the Venezuelan Investment Fund announced its intention to offer Class C Shares, representing 9% of the equity share capital of CANTV, for subscription by employees and retirees of CANTV at the bolivar equivalent of one seventh of the price per ADS in the Initial Public Offering. In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a stock purchase program ("Stock Purchase Program") established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on employee base salary and length of employment at August 1996, with no employee eligible for more than 15,000 Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 installment plan are granted a grace period under the Stock Purchase Program until all prior Class C Shares have been paid in full. At that time, salary deductions for the Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Program, dividends paid by CANTV prior to payment in full for the Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder's unpaid balance of the Class C Shares.

Share ownership

         As of May 31, 2002, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 151,012 shares, representing 0.02% of the CANTV's shares issued and outstanding at such date.

Item 7.           Major Shareholders and Related Party Transactions

Major Shareholders

         Until December 1991, CANTV operated under the control of the Government, which owned 100% of the Company's equity share capital. In December 1991, the Government, through the Banco de Desarrollo Economico y Social de Venezuela (Bank of Economic and Social Development of Venezuela) (formerly Fondo de Inversiones de Venezuela - the "Venezuelan Investment Fund"), sold 40% of the equity share capital of CANTV to VenWorld for approximately $1,885 billion, and provided for the transfer of up to 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company's equity share capital, to the public in an initial public offering. Currently, the Government holds the Class B Shares of CANTV and retains the right to appoint one director to the Board of Directors of CANTV. Also, the Government, acting through CONATEL, regulates the activities of the Company. See "Item 4. Information on the Company -- Regulatory Framework." The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV as of December 31, 2001 and May 31, 2002:

                                                           At December 31, 2001              At May 31, 2002
                                                       -----------------------------  ------------------------------

                                                         Number of       Ownership      Number of       Ownership
                                             Class        Shares        Percentage       Shares         Percentage

                                           ----------  --------------   ------------  --------------   -------------

 VenWorld                                      A       259,321,360         32.95%               -              -
 Inversiones Inextel, C.A.                     A           350,986          0.04%               -              -
 Verizon Communications Inc. (Verizon)          A                -              -      196,401,427          24.95%
 Telefonica International                      A                -              -       54,410,144           6.91%
 Banco Mercantil, C.A.                         A                -              -          367,139           0.05%
 Bank of Economic and Social Development
    (formerly Venezuelan Investment Fund) (1)  B        51,900,000          6.59%      51,900,000           6.59%
 Company employees and retirees (1)(2)         C        94,849,350         12.05%      94,504,565          12.01%

 Verizon Communications Inc. (Verizon)(3)(4)   D        28,009,177          3.56%      28,009,177           3.56%
 Brandes Investment Partners, L.P.             D       101,257,100         12.86%     113,050,000          14.36%
 Inversiones Inextel, C.A.                     D        49,903,418          6.34%               -              -
 Others (4)                                    D       201,549,458         25.61%     248,498,397          31.57%
                                                       -----------                    -----------
                                                       787,140,849                    787,140,849

 Treasury stock                                D       138,896,536                    138,896,536
                                                       -----------                    -----------
                                                       926,037,385                    926,037,385
                                                       ===========                    ===========

--------------
(1) In August 1998, the Bank of Economic and Social Development of Venezuela (formerly Venezuelan Investment Fund) transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2) Class C Shares held directly or through the Employee Trusts. Class C Treasury Shares include shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program have by approximately 9,423,154 Class C Shares and 11,150,371 at December 31, 2001 and May 31, 2002, respectively.
(3) Verizon, acting through an indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately $190 million, in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, Verizon exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A., (Banco Universal) Trustee. As of December 31, 2001, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares, and owns 75.74% of the equity share capital of VenWorld. As of May 31, 2002, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares and 196,401,427 Class A Shares, totaling 28.51% of the equity share capital of the Company.
(4) Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of CANTV, each of which represents seven Class D Shares.

         As of December 31, 2001 the Company estimates that 50,667,975 ADSs were held in the United States, representing approximately 93% of total Class D Shares outstanding. The number of record holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was 21 at December 31, 2001.

         VenWorld was a private corporation, whose principal shareholders as of December 31, 2001 were indirect subsidiaries of Verizon (formerly GTE Corporation) (75.74%) and Telefonica Internacional (20.98%). The remaining 3.28% of the equity capital of VenWorld was held by Banco Mercantil, C.A., S.A.C.A., for itself and acting as trustee for approximately seven beneficiaries, and approximately 60 other minority shareholders, originally part of CIMA, a former shareholder of VenWorld, liquidated in 1995. VenWorld originally included Verizon, Telefonica Internacional, EDC, AT&T and CIMA. During 2001, AT&T, EDC and approximately 150 former beneficiaries of the CIMA liquidation trust requested the redemption of their VenWorld shares.

         On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV's shares, agreed to liquidate VenWorld. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A Shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2002, Verizon held directly or through affiliates, 28.51% of the Company and Telefonica Internacional, held, approximately
6.91% of the Company.

         On March 15, 2002, AES Comunicaciones de Venezuela, C.A., as custodian for the Class D Shares owned by Inversiones Inextel, C.A. (Inextel) converted 50,255,184 Class D Shares into 7,179,312 ADSs. On March 19, 2002, Inextel sold in a single transaction 7,179,312 ADSs at a price per ADS of $12.75.

         The Employee Trusts were established to facilitate the sale of Class C Shares pursuant to a stock purchase program established for certain employees and retirees of the Company.

         In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a Stock Purchase Program established by the Bank of Economic and Social Development (formerly Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million New Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on the employee's base salary and length of employment at August 1996, with no employee eligible for more than 15,000 New Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the New Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 Installment Plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the New Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the New Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder's unpaid balance of the New Class C Shares.

         Between November 1999 and September 2000, the Company implemented two share repurchase programs. As a result of these programs, the Company acquired 73,962,616 of the outstanding shares (equivalent to 10,566,088 ADSs) of CANTV, representing approximately 7.4% of the total number of CANTV shares outstanding on October 31, 1999 for approximately $300 million. The weighted average price for these purchases was Bs. 2,839 per share, equivalent to $28.39 per ADS, based on the Daily Exchange Rate at December 31, 2000. These repurchased shares were canceled on December 5, 2000.

         The Capital Markets Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum number of shares to be repurchased.

         On November 16, 1999 an Extraordinary Shareholders' Assembly authorized a share repurchase program for up to 50,000,000 of CANTV's outstanding Class C Shares and Class D Shares, which terminated on April 18, 2000 (the "1999 Repurchase Program"). The 1999 Repurchase Program specified a maximum repurchase price up to $40 per ADS and a maximum volume of up to 5% of the outstanding shares. Under the 1999 Repurchase Program the Company acquired 35,775,957 Class D Shares (5,110,851 ADS) at a weighted average price of Bs. 2,794 per share, equivalent to $29.39 per ADS. No Class C Shares were repurchased.

         On March 31, 2000 an Extraordinary Shareholders' Assembly authorized a new share repurchase program for 50,000,000 of CANTV's outstanding Class C Shares and Class D Shares, for the period of April 1, 2000 to September 18, 2000 (the "2000 Repurchase Program"). The 2000 Repurchase Program specified a maximum purchase price up to Bs. 4,871 per share or up to $50 per ADS and a maximum volume of up to 5% of the outstanding shares (10% when combined with shares repurchased under the 1999 Repurchase Program). Under the 2000 repurchase program the Company acquired 20,846,931 Class D Shares (2,978,133 ADSs) and 17,339,728 Class C Shares at a weighted average price of Bs. 2,710 per share, equivalent to $27.50 per ADS.

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

         On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced a unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS ($24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV outstanding common stock for approximately Bs. 2,547 per share ($3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest either of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an extraordinary Shareholders Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate the Third Repurchase Program. On October 9, 2001, the "CNV" issued Resolution 217 ordering VenWorld, a holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase pursuant to the Company's proposed 15% share repurchase plan. On November 5, 2001, GTE Venholdings B.V., an indirect subsidiary of Verizon, informed the Company of its intention to tender a number of securities to ensure that its direct percentage ownership interest immediately prior to and after the consummation of the Third Repurchase Program remained the same. October 19, 2001, the CNV authorized the Company's share repurchase program, subject to shareholder consent and required AES to extend the date of its tender offer to expire simultaneously with the CANTV offer in the Third Repurchase Program.

         On October 24, 2001, CANTV held an Extraordinary Shareholders' Assembly of CANTV's shareholders approved, in part, the proposed Third Repurchase Program submitted by CANTV's Board of Directors. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program, CANTV began a cash tender offer for $30 per ADS in the United States and $4.29 per Class D Share of the Company in Venezuela. The period of the Company's Third Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the Third Repurchase Program, VenWorld tendered a number of shares of the Company such that its ownership in the Company would be equal to its percentage ownership in the Company immediately prior to the completion of the Third Repurchase Program.

         The October 24, 2001, Extraordinary Shareholders' Assembly also approved an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS which was paid in two installments, one of Bs. 284 per share on

December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002. At this same shareholders meeting, CANTV's shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan called the Value Fund which would include up to 5.5% of the capital stock of the Company to use for stock option awards to eligible employees. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not increased of the Excellence Award program or created the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C shares of the Company held by the trust administering the Excellence Award program. This trust holds as May 31, 2002 11,150,372 Class C Shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

         On November 8, 2001, AES withdrew its tender offer for the 43.2% of the shares of CANTV and participated in the Third Repurchase Program. On March 19, 2002, AES Communications de Venezuela, C.A., sold its entire remaining equity stake in the Company and, together with its affiliates, ceased to have any participation in the Company.

         On March 22, 2002, a dividend of Bs. 41.6 per share ($0.05 per share) or Bs. 291.2 per ADS ($0.32 per ADS) was approved at the Annual Shareholders' Assembly. Dividends were declared and paid in bolivars. The dividend was paid on June 6, 2002 to shareholders of record as of May 24, 2002.

Related Party Transactions

         In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates. Inventories, supplies and plant and equipment of Bs. 25,040 million and Bs. 86,690 million for the years ended December 31, 2000 and 2001, respectively, and Bs. 1,979 million at May 31, 2002, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 25,403 million, Bs. 21,091 million, and Bs. 11,743 million for the years ended December 31, 1999, 2000 and 2001, respectively, and Bs. 9,806 million at May 31, 2002. Net operating revenues of Bs. 12,946 million, Bs. 23,795 million and Bs. 9,874 million, were recognized for the years ended December 31, 1999, 2000 and 2001, respectively, with respect to the settlement of international telephone traffic with affiliates. The Company has recorded net payables to Verizon and AT&T affiliates for all such transactions of Bs. 23,580 million and Bs. 898 million, respectively, at December 31, 2000, Bs. 7,841 million and Bs. 2,046 million, respectively, at December 31, 2001 and at May 31, 2002, Bs. 7,118 million and Bs. 598 million to Verizon and Telefonica Internacional, respectively.

         During 1996, Movilnet received a long-term loan of $17 million from CANTV for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the "A" loan of $6.29 million and the "B" loan of $10.71 million. Both loans bear an interest rate at the six month average LIBOR rate, plus a financial margin. These loans are being amortized in semi-annual installments from 1998 through 2003.

         In April 1998, Movilnet obtained from CANTV, a long-term loan of Bs. 18,500 million (in historical bolivars), which was utilized to pay short-term trade debt. This loan was going to be amortized in 12 monthly installments beginning April 2000. In December 1999, the term of the loan was changed to 5 years to be amortized with a single payment in April 2004 with no interest payments due during the first year of the term of the loan. The maximum interest rate that CANTV may collect from Movilnet is calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major banks in number of deposits.

         In December 1999, Movilnet obtained a line of credit from CANTV amounting to $100 million, which was used for the investment plan financing for year 2000. Such line of credit bears interest based on market interest rates. In December 1999, Movilnet used $95 million, of this line of credit. This loan has a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

         In December 1999, Movilnet issued two promissory notes to CANTV for Bs. 9,264 million and Bs. 3,694 million (in historical bolivars), respectively. Such promissory notes bear interest calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes have a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

Interest of Experts and Counsel

         Not applicable.

Item 8.  Financial Information

Consolidated Financial Information

         See "Item 19. Financial Statement and Exhibits" for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

         CANTV is involved in numerous administrative and judicial proceedings, the majority of which have been filed by former employees requesting additional labor benefits, and in some cases, reinstatement of job functions held at the time they were dismissed. During the third quarter of 2000, the Supreme Court issued a decision against CANTV ordering the Company to rehire 140 former employees laid off due to technological improvements in certain Company processes. Those employees were initially rehired by the Company. However, CANTV attorneys requested that the Court review its decision, as a consequence of which the Court ratified its initial decision in regard to just 44 former employees. In addition, CANTV is currently undertaking the settlement of a number of trials initiated by former employees claiming that they are entitled to be covered by the CANTV pension plans. Currently, about 200 settlements have been reached. Management believes that the Company has recorded adequate reserves as of December 31, 2001 for all such matters. There are no other pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, which are material to the Company.

         On July 7, 2000, CANTV was notified of a $2.4 million fine imposed by the Venezuelan Competition Agency (Pro-Competencia). Pro-Competencia ascertained that CANTV had abused its dominant position in the basic telephone market to favor the activities of its subsidiary, CANTV.Net in the Internet market. On August 14, 2000 CANTV requested the Administrative Court to nullify Pro-Competencia's decision. See Note 21(c) to the Audited Financial Statements.

Dividend Policy

         The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company's ability to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See "Item 5. Operating and Financial Review and Prospects -- Financial Condition, Liquidity and Capital Resources," "Item 10. Additional Information -- Memorandum and Articles of Association -- Dividends," and Note 16 to the Audited Financial Statements.

         On December 14, 2001, CANTV's Board of Directors approved revised guidelines for the annual dividend distribution, effective in 2002. These guidelines provide for the distribution to shareholders of 50% of the prior year's free cash flow, which the Board defined as free cash flow reported in the audited consolidated financial statements, net of principal and interest payments scheduled to be made during the following year. Annual payment of dividends will be made in bolivars, in quarterly installments subject to Board of Directors recommendation and approval of the Annual Shareholders' Assembly in, accordance with Venezuelan legislation.

Subsequent Events

         In February and March 2002, the Company received National Treasury Bonds in the aggregate principal amount of Bs. 24,000 million. These bonds mature in January and October 2003 and pay a quarterly variable interest at a rate 93.46% of the TAM (average lending rate of the main six banks of the country). Through the issuance of these bonds, the Government paid overdue debts to CANTV of approximately Bs. 23,521 million.

         On February 12, 2002, the Government announced that the bolivar would float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,132.25 per U.S. dollar at May 31, 2002. The currency has been devalued approximately 49.4% from December 31, 2001 to May 31, 2002, and the Company estimates a total devaluation for 2002 of 58.3%.

         On March 21, 2002, Movilnet's wireless tariff increased by approximately 18% for prepaid services, 28% for postpaid services, and 33% for special services including mobile. Wireless tariffs are unregulated, and only required an informational filing with CONATEL 15 days before the effective date.

         On March 22, 2002, a dividend of Bs. 41.6 per share ($0.05 per share) or Bs. 291.2 per ADS ($0.32 per ADS) was approved at the Annual Shareholders' Assembly. Dividends are declared and paid in bolivars. The dividend was paid on June 6, 2002 to shareholders of record as of May 24, 2002.

         On May 30, 2002, CONATEL published revised tariffs for 2002 in the Official Gazette (No. 37,454) pursuant to the new price cap system, which tariffs became effective on June 15, 2002. This tariff plan includes a tariff simplification with the introduction of three new tariff plan to replace five existing plans, while maintaining the flat rate and prepaid services. The purpose of these new rate plans is to better match the needs of each customer according to their usage patterns while also accommodating those customers who are considered as heavy Internet users. See "Item 4. -- Regulatory Framework -- Regulation and the Concession -- Regulation of Tariffs." Local usage, monthly rent and domestic long distance tariff expressed in nominal bolivars were increased by approximately 20%, international long distance were increased by 12.8% and local public telephone service were increase by approximately

22%. The tariff adjustment mechanisms used for 2002 tariffs have not changed from those applied in 2001.

         At the end of September 2002, the Company expects to revise projected monthly estimates of the comprehensive index based on the WPI and the ROD in the bolivar, both used in the local and domestic long distance tariffs adjustment, as a result of significant increases on WPI and ROD. If the difference between the real and the projected WPI and ROD exceeds 3%, the Company could adjust the local and domestic long distance tariffs up to an additional 4%.

Item 9.  The Offer and Listing

Offer and Listing Details

         Not applicable.

Plan of Distribution

         Not applicable.

Trading Markets

         Following the Initial Public Offering of the Company's Class D Shares on November 22, 1996, the Company's Class D stock began trading on the Caracas Stock Exchange. Following the Initial Public Offering, ADSs, each representing 7 Class D Shares, began trading on the New York Stock Exchange. The Bank of New York is acting as Depositary in connection with the ADSs.

         The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

                                                              Caracas Stock Exchange
                              ----------------------------------------------------------------------------------
                                          High                       Low                       Average
                                           ($)                       ($)                   Trading Volume
                              --------------------------  -------------------------  ---------------------------
Annual highs and lows
    1997                                3,500.00                    1,845.00                   156,078
    1998                                3,185.00                      880.00                   127,637
    1999                                2,640.00                    1,200.00                   129,968
    2000                                2,750.00                    1,571.00                   155,888
    2001                                2,900.00                    1,505.00                    71,879

Quarterly highs and lows

2000
    1st quarter                         3,620.00                    2,213.00                   176,815
    2nd quarter                         3,100.00                    2,250.00                   340,369
    3rd quarter                         2,750.00                    2,050.00                    58,716
    4th quarter                         2,485.00                    1,571.00                    47,653
2001
    1st quarter                         2,700.00                    1,925.00                    71,054
    2nd quarter                         2,900.00                    1,920.00                    89,557
    3rd quarter                         2,675.00                    2,060.00                    85,633
    4th quarter                         2,505.00                    1,505.00                    42,955

Monthly highs and lows
2001
  July                                  2,550.00                    2,120.00                    95,028
  August                                2,380.00                    2,060.25                    52,361
  September                             2,675.00                    2,240.00                   118,094
  October                               2,505.00                    2,260.00                    56,887
  November                              2,440.00                    2,205.00                    16,382
  December                              2,045.00                    1,505.00                    57,751

2002
  January                               1,750.00                    1,590.00                    49,294
  February                              2,372.00                    1,600.00                    65,763
  March                                 2,270.00                    1,650.00                    16,044
  April                                 1,850.00                    1,700.00                    24,418
  May                                   2,550.00                    1,700.00                    87,000

         The table bellow sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the New York Stock Exchange:

                                                           New York Stock Exchange
                              ----------------------------------------------------------------------------------
                                          High                        Low                       Average
                                           ($)                        ($)                   Trading Volume
                                --------------------------  -------------------------  --------------------------
Annual highs and lows
    1997                                  44-13/20                    27-1/4                   156,078
    1998                                  42-15/16                    10-1/8                   482,539
    1999                                  31                          14-3/4                   236,424
    2000                                  39                          15-9/16                  190,143
    2001                                  28-1/7                      13-1/5                   293,562


2000
    1st quarter                           39                          24-3/16                  298,324
    2nd quarter                           32-1/2                      23-1/4                   184,887
    3rd quarter                           28-5/16                     20-3/4                   166,184
    4th quarter                           25-1/4                      15-9/16                  111,176

2001
    1st quarter                           26-2/3                      18-7/8                   153,764
    2nd quarter                           28-1/7                      18-1/4                   200,493
    3rd quarter                           26-2/3                      15-3/5                   409,295
    4th quarter                           24                          13-1/20                  410,296

2001
  July                                    24-6/7                      20-1/20                  250,545
  August                                  26-3/50                     19-47/79                 404,343
  September                               26-3/20                     20                       710,413
  October                                 24                          20-3/4                   432,008
  November                                22-4/19                     18-3/10                  456,652
  December                                18-1/2                      13-1/5                   336,655

2002
  January                                 16-1/2                      13-19/20                 245,461
  February                                16-1/4                      13-3/5                   207,805
  March                                   14-3/5                      13                       191,770
  April                                   19-7/20                     13-51/100                458,745
  May                                     18-11/20                    14-9/50                  197,413


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

Objectives and Purposes

         Article 2 of CANTV's By-laws states that the purpose of the Company is to administer, provide, develop and operate local telephone and national and international long distance telephone services; national and international telex; radio telephone, and cellular telephone services; value-added services; telephotography, data transmission, means for transmitting television and radio broadcasting programs, supply of telegraphic channels and any other telecommunications service; possess telecommunications equipment and facilities; adopt and exploit new services determined by technical advances in telecommunications; issue bonds and obligations in accordance with legal requirements; execute agreements or enter into arrangements with foreign governments or companies on everything related to the activities of the Company; participate in associations, institutes or international groups devoted to the improvement of telecommunications or to scientific and technology research; participate in international agencies or organizations engaged in telecommunications; and promote and create companies to perform activities related to and connected with those constituting the corporate purpose. CANTV may also carry out all commercial acts directly or indirectly related to its corporate purpose.

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

         Under Venezuelan law, CANTV's Board of Directors owes a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard they did so if their actions are contested. The Board of Directors must consider the interests of CANTV's shareholders and its workers and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a stockholders' meeting. Furthermore, a member of the Board of Directors may not receive a loan from CANTV unless approved by the Board of Directors, and may not vote or deliberate on a matter that concerns ratification of his own acts or in which he has a material interest. See "Item
6. Directors, Senior Management and Employees" for further information about the Board of Directors.

         Under the By-laws, the Directors do not have the power to vote on compensation matters relating to directors including benefits, and retirement benefits based on age-limit requirements. Directors may not establish shareholding requirements to qualify as director. CANTV's By-laws require Directors with proven experience, executive capacity, and competence to manage the operations of the Company.

Shares

         The share capital of CANTV consists of four classes of shares, designated as Class A, Class B Class C and Class D.

         Class A Shares are owned by three of VenWorld's former principal shareholders, Verizon, Telefonica Internacional and Banco Mercantil, C.A. Any transfer of Class A Shares to any person or entity that is not a subsidiary of these companies will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon such transfer.

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

         Class C Shares may be owned only by employees of the Company, retirees, companies 100% owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such shares, trusts and benefit plans established for such employees or retirees, former Company employees who elect to retain their Class C Shares upon termination of employment, Company employees, former employees' or retirees' former spouses who receive Class C Shares through partition of marital property, and Company employees', former employees' or retirees' heirs who receive Class C Shares in succession. Any transfer of Class C Shares to any person or entity other than those listed in the previous sentence will cause such transferred shares to be automatically converted to Class D Shares.

         Class D Shares are not subject to any restrictions in the By-laws relating to ownership or transfer.

         Share certificates are numbered and may include any number of shares. The certificates indicate the class of shares they represent, bear the seal of the Company and are signed by two Directors. Record holders of ordinary shares are registered in CANTV's share register, which is administered on behalf of the Company by Banco Venezolano de Credito, S.A.C.A., as transfer agent and registered in Venezuela. The Depositary in the United States acts as transfer agent and registered in respect of holders of ADSs.

Dividends

         The Venezuelan Capital Markets Law provides that dividends must be declared in a Stockholders' Assembly during which the stockholders determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the company's By-laws.

         The Venezuelan Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Dividends must be calculated in accordance with Venezuelan GAAP on a constant bolivar basis. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to shareholders in cash dividends. However, if the Company has accumulated losses, any net income shall initially be applied to offset such deficit. Regulations by the CNV provide that inflation adjusted net income is the sole basis for the calculation of dividend payments. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

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

         A vote of holders of a majority of the Class B Shares is also required to amend the By-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares, stockholders' meeting, notices and quorum requirements, composition of the Board of Directors and Board of Directors' meetings, notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of a certain classes of shares. See also "Item 6. Directors, Senior Management and Employees" for a further discussion of voting rights.

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

         Ordinary Stockholders' Assemblies are called to consider the annual report of CANTV and its financial statements, elect the Board of Directors and the two principal Statutory Auditors and their alternates, declare dividends and to consider any other matters that may be properly presented to the meeting.

         In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and also must notify the Company no later than on the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders in North America may vote their shares by proxy by signing and returning the proxy card mailed to them in advance of the meeting. A notice of the meeting, an agenda describing the items to be voted on at the meeting, and a short-form annual report accompany the proxy card. As a foreign private issuer, the Company is not required to file a proxy statement under U.S. securities law. The proxy voting process for the Company's shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

         Amendments to the Company's By-laws must be effected by an absolute majority vote of the Stockholders' Assembly. Amendments to the By-laws relating to specified issues require a vote of a majority of holders of Class B Shares. See " -- Voting Rights."

Change in Control

         There are no provisions in the By-laws that would have the effect of delaying, deferring or preventing a change in control of CANTV and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

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

         On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed as Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and the ability of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, ADRs, Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996. Since July 1996, the Central Bank of Venezuela has intervened to maintain the exchange rate between 7.5% above and 7.5% below the reference rate. The reference rate was originally set at Bs.
470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs.
508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar, Bs. 700.00 per U.S. dollar and Bs. 758.00 per U.S. dollar at December 31, 1999, 2000 and 2001, respectively. However, the deterioration of Government revenue streams, as well as increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves beginning in late 2001, forced the government to announce, on February 12, 2002, that the bolivar would float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,132.25 per U.S. dollar at May 31, 2002. The currency has lost approximately 49.4% from December 31, 2001 to May 31, 2002 and the Company estimates a total devaluation for 2002 will be 58.3%.

Venezuelan Tax Considerations

         The following summarizes the principal Venezuelan tax consequences under Venezuelan law of the purchase, ownership and disposition of ADSs and Class D Shares and receipt of dividends thereon by persons (including corporations) who are non-residents of Venezuela. This summary is based on current Venezuelan tax law and is for general information only.

         An individual is deemed to be a resident (i.e. domiciled in Venezuela) in the following cases:

         . Any person, regardless of nationality to be domiciled in Venezuela if it remained in the country for more than 183 days during a given calendar year;

         . Any person, regardless of nationality, who has remained in Venezuela for more than 183 days in a given calendar year is deemed to be resident in the following calendar year, regardless of the number of days it has remained in the country;

         . Any person, regardless of nationality, is deemed to be domiciled in Venezuela, if it has a residence in the country, except if during the given year it has remained abroad for more than 183 days and can prove that it is tax resident in that other country by submitting a foreign tax residence certificate; and

         . Any Venezuelan citizen is presumed to be domiciled in Venezuela, regardless of their physical presence in the country or the existence of a resident in the country, except in the event of proof to the contrary. Proof to the contrary would consist of filing a certificate of resident abroad issue by the authorities of the relevant country.

         The term "non-domiciled" refers to a legal entity which is neither domiciled or organized in Venezuela. If a non-domiciled entity creates a permanent establishment in Venezuela, such permanent establishment will not be considered a Venezuelan domiciled taxpayer subject to Venezuelan taxation on worldwide. In this case the taxpayer would be subject to Venezuelan income tax on its Venezuelan sourced income and on its worldwide income in respect to those items of income that are attributable to the permanent establishment.

         In general, and as discussed below, all yields derived from the disposition of ADSs is considered foreign-source income, as such being taxable only to resident individuals and domiciled entities that are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela. Yields derived from the disposition of Class D Shares are considered Venezuelan local-source income, taxable to any taxpayer, regardless of its residence or domicile, except as otherwise provided by applicable treaty. Dividends are taxable to any taxpayer regardless of its residence or domicile, except as otherwise provided by applicable treaty.

Taxation of Dividends

         Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001 and which are paid in cash with respect to Class D Shares, are considered Venezuelan local-source income. As such, the dividend payment will be subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan individuals and legal entities, the 34% withholding rate may be further reduced or even eliminated by an applicable treaty. Unless an applicable tax treaty provides otherwise, stock dividends paid is stock with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% and the shareholder should pay an advance income tax payment of 1% at the date payment of the stock dividends.

         For purposes of determining the taxable base in the distribution of dividends, and except as otherwise provided by an applicable treaty, the term "taxable dividend" for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits (from January 1, 2003 this accumulated earnings and profits should be determined according to Venezuelan GAAP) exceed the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term "dividend" usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

         The unrealized gain derived from either accumulated or current earnings and profits for periods closing after January 1, 2001 with respect to the ADSs (whether in cash or in stock) will be treated as a dividend arising from a Venezuelan in situs assets (Class D Shares), taxable to any recipient of the dividend. Where a taxation treaty applies, the ordinary 34% rate might be reduced to a series of rates ranging from 0% to 15%.

Stock Dividend

         Beginning January 1, 2003, all share dividends are subject to a tax advance, by the recipient stockholder, of 1% over the amount of the dividend on the date of the payment of the stock dividend. The company that is paying the stock dividend must request evidence of the advance payment in order to register the share ownership in the Stock Registry Book of the company.

Disposition of ADSs

         Capital gains from the sale or other disposition of ADSs including exchanges of ADSs for Class D Shares are considered Venezuelan foreign-source income, taxable only to resident individuals and domiciled entities who are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela regardless of the location where such transactions take place. However, except as otherwise provided by an applicable treaty, the disposition of Class D Shares effected regardless of residence or domicile, through a Venezuelan stock exchange (which would include a disposition by a broker/agent on behalf of an ADS holder) will be subject to a flat and final 1% Venezuelan withholding tax on the gross sales proceeds.

Disposition of Class D Shares

         Capital gains obtained from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be considered Venezuelan local source income, and except as otherwise provided by an applicable treaty, will be subject to income tax withholding, at the rate of 3% in the case of resident individuals, 34% in the case of non-resident individuals, and 5% in the case of entities, regardless of their domicile condition. Capital gains obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and except as otherwise provided by an applicable treaty, net capital gains obtained by a non-resident individual or by a non-domiciled entity, from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be subject to Venezuelan income taxes at the rate of 34%, or at applicable corporate rates, respectively. Only holders of Class D Shares with taxable capital gains realized other than through a domestic stock market will be required to file a Venezuelan income tax return, and will be able to claim a refund for taxes withheld in excess due with respect to such gains.

         In order to benefit from the application of a tax treaty in connection with the sale of Class D Shares, a seller must have available a tax residency certificate issued by the Foreign Tax Administration and translated into Spanish and legalized.

         The amount of gain from the sale or other disposition of Class D Shares (or rights to subscribe for Class D Shares) other than through a Venezuelan stock exchange, is represented by the excess of the amount realized by the shareholder over its own tax basis in such Class D Shares (or rights to subscribe for Class D Shares) sold or otherwise disposed of. In general, a shareholder's tax basis in a Class D Share will be represented by its cost of acquisition; whereas, a holder's basis in a share received upon exercise of a right to subscribe for a Class D Share would be represented by the sum of the exercise price paid and the tax basis in such right. If a Class D Share were to be received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

Dividend Indebtedness Vouchers

        The eventual distribution by CANTV of dividend indebtedness vouchers and the payment by CANTV of the principal amount of such vouchers will not be subject to Venezuelan income tax or withholding with respect to dividends arising out of either accumulated or current earnings and profits for periods commencing prior to December 31, 2000. However, the eventual distribution by CANTV of dividend indebtedness vouchers with respect to dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001 with respect to Class D Shares will be taxable to the recipient. Because under the Venezuelan Income Tax Law dividends are taxed on a cash basis, it is only at the moment CANTV pays or credits into account the dividend that it will become subject to the same tax analysis referred to previously relating to the distribution of dividends. This treatment obtains if the dividend indebtedness vouchers do not cause the novation of the obligation to pay the dividends, otherwise the dividend would be deemed paid for tax purposes.

         Moreover, interest paid by CANTV on the vouchers with respect to Class D Shares will be treated as local source income, thus taxable in Venezuela to all individuals and entities regardless of domicile, subject to applicable treaties covering non-resident individuals or non-domiciled entities. The payment of interest will be subject to income tax withholding at the effective rate of 32.3% in the case of non-Venezuelan persons and subject to applicable treaty; and at the rate of 3% and 5% in the case of resident individuals and domiciled entities, respectively.

         Capital gains from the sale or other disposition of a voucher with respect to Class D Shares will be considered Venezuelan local-source income, although not subject to income tax withholding. Capital gains, calculated as the excess of the proceeds of the sale over the principal amount of the voucher, obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas and unless otherwise provided by an applicable treaty, net capital gains obtained by a non-resident individual or non-resident entity, from the sale or other disposition of a voucher with respect to Class A Shares will be subject to Venezuelan income taxes at the rate of 34% or the applicable corporate rates, respectively.

         Subject to applicable treaty, non-resident individuals and non-domiciled entities receiving interest or realizing gains from the sale or other disposition of vouchers generally are required to comply with the ordinary annual filing requirements for residents.

Estate and Gift Tax

         The acquisition of ADSs through inheritance or gift by either a resident or non-resident from a non-resident is not subject to Venezuelan estate, inheritance or gift tax. The acquisition of ADSs through bequest or gift from a resident of Venezuela is subject to Venezuelan estate and gift tax. Venezuelan estate and gift tax rates are progressive and vary according to the kindred level between the recipient and between the decedent and the donor; as the case may be.

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

         As used herein, the term "U.S. holder" means a beneficial owner of ADSs or Class D Shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. The term "non-U.S. holder" refers to any other holder of ADSs or Class D Shares. Holders of ADSs (or ADRs evidencing ADSs) generally will be treated as the owners of the Class D Shares represented by those ADSs (or ADRs evidencing ADSs).

U.S.-Venezuela Income Tax Treaty

         The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999. U.S. holders who are eligible for the benefits of this income tax treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% (or a lower rate in the case of certain persons that own more than 10% of the Company's voting stock) and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of Class D Shares or ADSs. However, the determination as to whether an U.S. person is eligible for the benefits of the income tax treaty is very complex. In particular, a U.S. person that owns Class D Shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have a permanent establishment in Venezuela also may not be eligible for the benefits of the treaty in respect of taxes on income from, or proceeds from the sale or ADSs and Class D Shares. U.S. holders are urged to consult their own tax advisors about eligibility for benefits under U.S.-Venezuela income tax treaty.

Dividends and Other Distributions

         Dividends paid with respect to the ADSs or Class D Shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received (in the case of ADSs, by the Depositary). The dividends generally would be foreign source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid in Venezuelan bolivars will be included in income as an U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary). A U.S. holder will have a basis in the bolivars received equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the bolivars for a different amount generally will be United States source ordinary income or loss.

         Distributions to U.S. holders of additional Class D Shares or rights to subscribe for Class D Shares generally should not be subject to U.S. federal income tax. However, such distributions could be taxable depending on the nature of a particular distribution. A U.S. holder's tax basis in the Class D Shares or rights that are not subject to U.S. federal income tax when received generally is determined by allocating the U.S. holder's basis in its ADSs between the ADSs and the Class D Shares or rights on the basis of the relative fair market values of each, except that in the case of rights whose fair market value is less than 15% of the fair market value of the Class D Shares with respect to which the rights are distributed, the basis of the rights is zero unless the shareholder elects to make such an allocation.

         A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by CANTV with respect to the ADSs or Class D Shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Capital Gains

         U.S. holders will recognize capital gain or loss upon the sale or other disposition of ADSs or Class D Shares (or rights to subscribe for Class D Shares) held by the U.S. holder or the Depositary in an amount equal to the difference between such U.S. holder's basis in the ADSs, Class D Shares or rights, as the case may be, and the amount realized on such sale or other disposition. Gain and loss recognized by U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Class D Shares or ADSs that in either case is subject to Venezuelan tax, the U.S. holder may not be able to use the foreign tax credit for Venezuelan tax imposed on the gain unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category, or, alternatively, it may take a deduction for such Venezuelan tax.

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

Information Reporting and Backup Withholding

         Dividends in respect of the ADSs or Class D Shares paid to non-corporate U.S. holders and the proceeds from the sale, exchange, or redemption of the ADSs or Class D Shares paid to non-corporate U.S. holders may be reported to the United States Internal Revenue Service. A backup withholding tax also may apply to amounts paid to such holders unless they provide an accurate taxpayer identification number or otherwise establish a basis for exemption. Payments of dividends and the proceeds from the sale or other disposition of ADSs or Class D Shares made outside the United States to non-U.S. holders generally are not subject to information reporting and backup withholding, provided that, in the case of proceeds from a sale or disposition, the broker through which such payments are received fulfills certain requirements. In addition, non-U.S. holders may be required to provide certification of foreign status. The amount of any backup withholding from a payment to a holder generally will be allowed as a credit against the holder's United States federal income tax liability.

Dividends and Paying Agents

         Not applicable.

Statement by Experts

         Not applicable.

Documents on Display

         CANTV is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, CANTV files annual reports and other information to the Securities and Exchange Commission (the "Commission"). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by CANTV to the Commission may be accessed through this web site.

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

         The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company's investment portfolio and debt obligations at December 31, 2001:

                              Weighted
                              Average
                              Interest                                    Year of Maturity
                               Rate         2002       2003        2004         2005       2005     Thereafter      Total
                            -----------  ----------  --------  ------------  ----------  --------  ------------  ----------
Investment portfolio:

U.S. dollars

    Certificates of deposit      1.31%         329          -             -         -           -             -        329
    Overnight deposits           3.25%         352          -             -         -           -             -        352
    Commercial paper             1.93%     233,341          -             -         -           -             -    233,341

Bolivars

    Certificates of deposit     26.53%      22,893         -             -         -           -             -      22,893
    Overnight deposits           2.22%       9,487         -             -         -           -             -       9,487
    Long-term Government bonds  25.79%      58,593         -             -         -           -             -      58,593
                                         ----------  --------  ------------  --------  ----------  ------------  ----------
Total                                      324,996         -             -         -           -             -     324,996
                                         ==========  ========  ============  ========  ==========  ============  ==========


Debt Obligations:

U.S. dollars

    Fixed rate

    Guaranteed notes             9.06%      75,770         -        75,771         -           -             -     151,541
    Bank loans                   6.80%       1,494       746             -         -           -             -       2,240
    Notes payable to suppliers   6.75%       1,168         -             -         -           -             -       1,168


    Variable rate

    Notes                        3.69%      34,110    20,845             -         -           -             -      54,955
    IFC loans                    6.28%      10,896    10,896        10,896    29,848       3,316         3,316      69,168
    Bank loans                   4,24%       2,775         -             -         -           -             -       2,775

Japanese yen

    Fixed rate

    Bank loans                   5,80%       6,229     6,229         6,229     6,229       6,229        15,571      46,716

Bolivars

    Fixed rate

    Bank loans                  23,50%           -         -             -    16,777           -             -      16,777

    Variable rate

    Bank loans                  24,21%         663       852           952     7,842       1,066         4,493      15,868

                                         ----------  --------  ------------  --------  ----------  ------------  ----------
Total                                      133,105    39,568        93,848    60,696      10,611        23,380     361,208
                                         ==========  ========  ============  ========  ==========  ============  ==========



Item 12.          Description of Securities Other than Equity Securities

         Not applicable.

                                     PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

         Due to adverse economic factors in Venezuela, including recession, high inflation, devaluation and the imposition of exchange controls in June 1994, the Company was unable to make payments on $525 million of its outstanding bank debt and $21 million of its obligations with certain vendors. On August 25, 1995, the Company and a bank advisory committee entered into a refinancing agreement (the "Refinancing Agreement"), relating to such $525 million of its outstanding debt and certain of the Company's vendors entered into similar agreements extending the payment terms for existing obligations. The revised terms included no forgiveness of principal or interest. The Company prepaid all amounts outstanding under the Refinancing Agreement during 1996 and 1997.

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

Item 19.          Financial Statements and Exhibits

(a)  Financial Statements

                                                                                                              Page
Index.....................................................................................................    F-1
Report of Independent Public Accountants..................................................................    F-2
Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001................    F-3
Consolidated Balance Sheets as of December 31, 2000 and 2001..............................................    F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
  Ended December 31, 1999, 2000 and 2001..................................................................    F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001................    F-6
Notes to the Audited Consolidated Financial Statements for the Years
  Ended December 31, 1999, 2000 and 2001..................................................................    F-7


(b)  Exhibits

None.

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      as of December 31, 2000 and 2001, and
              for the years ended December 31, 1999, 2000 and 2001



                                                                                                  Page
                                                                                                  ----
Report of Independent Public Accountants .......................................................   F-2
Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000
     and 2001 ..................................................................................   F-3
Consolidated Balance Sheets as of December 31, 2000 and 2001 ...................................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
     Ended December 31, 1999, 2000 and 2001 ....................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
     1999, 2000 and 2001 .......................................................................   F-6
Notes to the Consolidated Financial Statements for the Years
     Ended December 31, 1999, 2000 and 2001 ....................................................   F-7


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Compania Anonima Nacional
Telefonos de Venezuela (CANTV):

We have audited the accompanying consolidated balance sheets of Compania Anonima Nacional Telefonos de Venezuela (a telecommunications corporation established in Venezuela) ("CANTV" or the "Company") and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial consolidated statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Anonima Nacional Telefonos de Venezuela (CANTV) and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Venezuela.

Also, in our opinion, the amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 3.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2000, the Company changed its revenue recognition policies.

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in Venezuela, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and stockholders' equity to United States generally accepted accounting principles are set forth in Note 28.

Porta, Cachafeiro, Laria y Asociados
Member Firm of Andersen

Francisco Cachafeiro Arias
Certified Public Accountant No 9298
C.N.V. No C-642

Caracas, Venezuela
January 26, 2002, except for Note 30, as to which the date is June 12, 2002

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (Adjusted for inflation and expressed in
                          millions of constant bolivars
             as of December 31, 2001, and millions of U.S. dollars,
                     except per share and per ADS amounts)

                                                                  1999            2000       2001         2001
                                                                   Bs.             Bs.        Bs.         U.S.$
                                                              ------------  ------------   ----------    --------
OPERATING REVENUES:
    Local and domestic long distance usage                        674,249       610,132      537,707         709
    Basic rent                                                    407,216       354,980      346,364         457
                                                              ------------  ------------   ----------    --------
       Local and domestic long distance                         1,081,465       965,112      884,071       1,166

    International long distance                                   169,576       112,541      103,042         136
    Net settlements                                                35,683        32,981       19,797          26
                                                              ------------  ------------   ----------    --------
       International long distance                                205,259       145,522      122,839         162

    Fixed to mobile - outgoing                                    567,975       674,031      569,494         751
    Interconnection incoming                                       40,224        59,407       37,001          49

    Other wireline-related services                               182,402       156,912      204,612         270
                                                              ------------  ------------   ----------    --------

       Total wireline services                                  2,077,325     2,000,984    1,818,017       2,398
    Wireless services                                             368,466       335,707      409,413         540
    Other telecommunications-related services                      49,242        51,859       55,596          74
                                                              ------------  ------------   ----------    --------
       Total operating revenues                                 2,495,033     2,388,550    2,283,026       3,012

OPERATING EXPENSES:
    Operations, maintenance, repairs and administrative         1,097,152     1,053,285      915,687       1,208
    Depreciation and amortization                                 748,509       692,457      756,366         998
    Interconnection costs                                         309,263       339,261      286,500         378
    Concession and other taxes                                    157,411       155,391      141,469         186
    Special charges                                                 4,587       124,658       36,109          48
                                                              ------------  ------------   ----------    --------
       Total operating expenses                                 2,316,922     2,365,052    2,136,131       2,818
                                                              ------------  ------------   ----------    --------

       Operating income                                           178,111        23,498      146,895         194
                                                              ------------  ------------   ----------    --------

OTHER ESPENSES, NET:
    Financing cost, net                                           (54,211)      (35,199)     (12,209)        (16)
    Other income (expense),  net                                    7,109        (4,297)     (12,535)        (17)
                                                              ------------                 ----------
                                                                            ------------                 --------

       Total other expenses, net                                  (47,102)      (39,496)     (24,744)        (33)
                                                              ------------  ------------   ----------    --------

       Income (loss) before income tax and cumulative
           effect of accounting change, net of tax                131,009       (15,998)     122,151         161

INCOME TAX PROVISION                                               17,391        39,779       43,024          57
                                                              ------------  ------------   ----------    --------

       Income (loss) before cumulative effect of
            accounting change, net of tax                         113,618       (55,777)      79,127         104

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET
    OF TAX                                                              -       (45,494)           -           -
                                                              ------------  ------------   ----------    --------

       Net income (loss)                                          113,618      (101,271)      79,127         104
                                                              ============  ============   ==========    ========

       Earnings  (loss) per share before  cumulative  effect
          of accounting change, net of tax                            114           (58)          87        0.11

       Cumulative effect of accounting change, net of
          tax, per share                                                -           (48)           -           -
                                                              ------------  ------------   ----------    --------

            Earnings (loss) per share                                 114          (106)          87        0.11
                                                              ------------  ------------   ----------    --------

            Earnings  (loss) per ADS (based on seven  shares
               per ADS)                                               796          (745)         606        0.80
                                                              ============  ============   ==========    ========

           Average shares outstanding (in  millions)                  999           952          914         914
                                                              ============  ============   ==========    ========


                 The accompanying notes are an integral part of
                         these consolidated statements.

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 2001 (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2001, and millions of U.S. dollars)



                                                                    2000           2001      2001
                                                                     Bs.            Bs.      U.S.$
                                                                -----------  -----------  ---------
ASSETS
------

CURRENT ASSETS:
    Cash and temporary investments                                  649,726      301,475       398
    Accounts receivable, net                                        390,175      368,890       487
    Accounts receivable from Venezuelan Government entities         115,398       97,898       129
    Inventories and supplies, net                                    37,392       32,691        43
    Other current assets                                             15,697       11,508        15
                                                                -----------  -----------  --------
             Total current assets                                 1,208,388      812,462     1,072

Property, plant and equipment, net                                3,628,621    3,122,840     4,120
Cellular concession, net                                            107,042      103,634       136
Other assets                                                        268,161      253,084       334
                                                                -----------  -----------  --------
             Total assets                                         5,212,212    4,292,020     5,662
                                                                ===========  ===========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term debt                                                  62,305      133,105       176
    Accounts payable                                                309,277      260,179       343
    Employee severance benefits, net                                  9,937        9,803        13
    Accrued employee benefits                                       173,059       75,157        99
    Other current liabilities                                       321,286      468,598       618
                                                                -----------  -----------  --------
             Total current liabilities                              875,864      946,842     1,249

LONG-TERM LIABILITIES:
     Long-term debt                                                 383,296      228,103       301
     Pension and post-retirement benefit obligations                388,367      394,989       521
                                                                -----------  -----------  --------
             Total liabilities                                    1,647,527    1,569,934     2,071

STOCKHOLDERS' EQUITY                                              3,564,685    2,722,086     3,591
                                                                -----------  -----------  --------

             Total liabilities and stockholders' equity           5,212,212    4,292,020     5,662
                                                                ===========  ===========  ========


                 The accompanying notes are an integral part of
                         these consolidated statements.

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001 (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2001, and millions of U.S. dollars)


                                                         Capital stock
                                             -------------------------------------  Additional
                                             Historical    Inflation                 paid-in      Retained        Legal
                                                cost      adjustment      Total      capital      earnings       reserve
                                             -----------  ------------ ----------- -----------   -----------  -----------
Balance as of December 31, 1998                 36,902     1,599,831    1,636,733     20,354     2,412,562        163,678

   Accumulated post-retirement benefits          -             -            -          -          (196,071)        -
   obligation

   Net income                                    -             -            -          -           113,618         -

   Dividends declared                            -             -            -          -          (206,844)        -

   Repurchased shares                              (45)       (1,934)      (1,979)     -            (1,434)        -

   Change in cumulative translation
   adjustment                                    -             -            -          -             -             -
                                             -----------  ------------ ----------- -----------   -----------  -----------

Balance as of December 31, 1999                 36,857     1,597,897    1,634,754     20,354     2,121,831        163,678

       Net loss                                  -             -            -          -          (101,271)        -

       Dividends declared                        -             -            -          -           (72,013)        -

       Repurchased shares                       (2,684)     (116,054)    (118,738)     -          (121,361)        -

       Change in cumulative translation
         adjustment                              -             -            -          -             -             -

                                             -----------  ------------ ----------- -----------   -----------  -----------

Balance as of December 31, 2000                 34,173     1,481,843    1,516,016     20,354     1,827,186        163,678

       Net income                                -            -            -           -            79,127         -

       Dividends declared                        -             -            -          -          (473,418)        -

       Repurchased shares                        -             -            -          -          (224,166)        -

       Change in cumulative translation          -             -            -          -             -             -
       adjustment

                                             -----------  ------------ ----------- -----------   -----------  -----------

Balance as of December 31, 2001                 34,173     1,481,843    1,516,016     20,354     1,208,729        163,678
                                             ===========  ============ =========== ===========   ===========  ===========


                                                             Cumulative          Total
                                               Treasury     transaction    stockholders'
                                                 stock      adjustment         equity
                                              ----------   ------------    ------------
Balance as of December 31, 1998                   -             32,730      4,266,057

   Accumulated post-retirement benefits           -             -            (196,071)
   obligation

   Net income                                     -             -             113,618

   Dividends declared                             -             -            (206,844)

   Repurchased shares                             -             -              (3,413)

   Change in cumulative translation
   adjustment                                     -             2,7 2           2,742
                                              ----------   ------------     -----------

Balance as of December 31, 1999                   -            35,472       3,976,089

       Net loss                                   -             -            (101,271)

       Dividends declared                         -             -             (72,013)

       Repurchased shares                         -             -            (240,099)

       Change in cumulative translation           -             1,979           1,979
       adjustment

                                              ----------   ------------ ---------------

Balance as of December 31, 2000                   -            37,451       3,564,685

       Net income                                 -            -               79,127

       Dividends declared                         -             -            (473,418)

       Repurchased shares                     (225,912)         -            (450,078)

       Change in cumulative translation
       adjustment                                 -              1,770          1,770
                                              ----------   ------------ ---------------

Balance as of December 31, 2001               (225,912)         39,221       2,722,086
                                              ==========   ============ ===============


                 The accompanying these consolidated statements.
                         these consolidated statements.

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE YEARS ENDED DECEMBER 31, 1999,
                    2000 AND 2001 (Adjusted for inflation and
                   expressed in millions of constant bolivars
             as of December 31, 2001, and millions of U.S. dollars)


                                                                          1999          2000         2001       2001
                                                                          Bs.            Bs.          Bs.       U.S.$
                                                                      ------------  -------------  ---------  ---------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
    Net income (loss)                                                     113,618       (101,271)    79,127        104
      Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Loss from net monetary position                                    7,440         17,790     31,327         41
         Exchange loss (gain), net                                         37,875          2,970    (21,016)       (28)
         Depreciation and amortization                                    748,509        692,457    756,366        998
         Special charges                                                        -        123,948     36,109         48
         Cumulative effect of accounting change, net of tax                     -         45,494          -          -
         Provision for doubtful accounts                                  128,767         85,909     65,800         87
         Provision for inventories obsolescence                                 -          2,269      9,142         12


      Changes in current assets and liabilities:

         Accounts receivable                                             (171,856)       (16,196)   (77,046)      (101)
         Accounts receivable from Venezuelan Government entities          (51,538)        21,860      5,141          7
         Inventories and supplies, net                                     48,292         16,615      4,002          5
         Other current assets                                              10,592           (750)     2,548          3
         Accounts payable                                                 133,317         38,451     24,867         33
         Accrued employee benefits, net                                    24,497         14,922    (86,175)      (114)
         Other current liabilities                                        (38,588)        47,720     (6,226)        (8)
                                                                      ------------  -------------  ---------  ---------
                                                                          990,925        992,188    823,966      1,087
      Changes in non-current assets and liabilities:

         Other assets                                                     (20,590)        32,897      8,408         11
         Pension and post-retirement benefits obligations                   7,362        (28,527)   (29,487)       (39)
                                                                      ------------  -------------  ---------  ---------
           Net cash provided by operating activities                      977,697        996,558    802,887      1,059

CASH FLOWS USED IN INVESTING ACTIVITIES:
    Acquisition of intangibles                                             33,454        (27,823)   (50,750)       (67)
    Capital expenditures, net of disposals                               (446,777)      (340,304)  (205,463)      (271)
                                                                      ------------  -------------  ---------  ---------
           Net cash used in investing activities                         (413,323)      (368,127)  (256,213)      (338)

CASH FLOWS USED IN FINANCING ACTIVITIES:
    Proceeds from borrowings                                               -              34,426       -          -
    Payments of debt                                                      (44,363)       (58,623)   (65,067)       (86)
    Dividend payments                                                    (206,844)       (72,013)  (287,653)      (379)
    Repurchase of shares                                                   (3,413)      (240,099)  (450,078)      (594)
                                                                      ------------  -------------  ---------  ---------
           Net cash used in financing activities                         (254,620)      (336,309)  (802,798)    (1,059)
                                                                      ------------  -------------  ---------  ---------

            Increase (decrease) in cash and temporary investments before

                loss in purchasing power of cash and temporary            309,754        292,122   (256,124)      (338)
                investment

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS
                                                                          (72,706)       (53,883)   (92,127)      (121)
                                                                      ------------  -------------  ---------  ---------
           Increase (decrease) in cash and temporary investments          237,048        238,239   (348,251)      (459)

CASH AND TEMPORARY INVESTMENTS:
    Beginning of year                                                     174,439        411,487    649,726        857
                                                                      ------------  -------------  ---------  ---------
    End of year                                                           411,487        649,726    301,475        398
                                                                      ============  =============  =========  =========

SUPPLEMENTAL INFORMATION:
    Cash paid during the year for:
       Interest                                                            42,897         48,780     34,903         46
                                                                      ============  =============  =========  =========
       Taxes                                                              107,253        129,846    300,193        396
                                                                      ============  =============  =========  =========

RESULT FROM NET MONETARY POSITION
       Operating activities                                               (22,061)       (17,448)    24,242         32
                                                                      ============  ============= =========  ==========
       Investing activities                                                (3,468)        (3,467)    (7,174)        (9)
                                                                      ============  =============  =========  =========
       Financing activities                                                90,795         57,008     43,732         57
                                                                      ============  =============  =========  =========



                 The accompanying notes are an integral part of
                         these consolidated statements.

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                                AND SUBSIDIARIES

                       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2001, unless otherwise indicated)


1.       EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
         ----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2.       COMPANY BACKGROUND AND CONCESSION AGREEMENT:
         -------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private network, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 5 - Regulation and Note 21 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

Significant terms of the Concession are as follows:

a. The Concession establishes a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, would be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who has obtained the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 5 - Regulation).

b. The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure (the Ministry), and satisfactory performance by the Company of its obligations under the Concession.

c. Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed. Beginning in January 2001, CANTV is subject to a 4.8% tax on gross revenues (see Note 5 (a) - Regulation - Organic Telecommunications Law). Expenses for this concept are included in the accompanying consolidated statements of operations as Concession and other taxes for Bs. 88,013, Bs. 83,822 and Bs. 71,387 for the years ended December 31, 1999, 2000 and 2001.

d. The Concession required the Company to expand, modernize and improve the quality of its telephone network as well as to meet prescribed service quality targets. The Concession mandates including national and regional expansion and modernization targets as well as annual and cumulative targets (see Note 21 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

e. The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of Concession provisions, including depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2001, have not been significant.

Eight-Year Review Agreement
---------------------------

On February 21, 2000, CANTV and the Comision Nacional de Telecomunicaciones (CONATEL) signed an Eight-Year Review Agreement (the Agreement), to be effective until December 21, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 5 - Regulation and Note 21 (d)
- Commitments and contingencies - Concession mandates).

3.       CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS:
         ------------------------------------------------------------

Unless otherwise noted, all financial information in these financial statements has been stated in constant bolivars based upon the bolivar's purchasing power as of December 31, 2001. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 758 to U.S.$1, the exchange rate reported by the Central Bank of Venezuela as of December 31, 2001. The translation of amounts expressed in constant bolivars as of a specified date by the then prevailing exchange rate may result in the presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating constant bolivars as of another specified date, particularly in periods of high inflation with no corresponding devaluation, such as has occurred in Venezuela.

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

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b.       Adjustment for inflation
         ------------------------

The Company's consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2001, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants.

In December 2000, the Venezuelan Federation of Public Accountants issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and not methodology, and is effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at December 31, 2001 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):



                                           1999              2000               2001
                                       ---------------    --------------    ----------------
      End of year                           181.58866         205.97793           231.27564
      Average for year                      167.78597         194.97653           219.40902




Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2001, as follows:

i. Monetary assets and liabilities (cash and temporary investments, accounts receivable, other assets and most liabilities) as of December 31, 2001, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 2000, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2001.

ii. Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, cellular concession, net and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2001.

iii. The non-monetary liability for pension and other post-retirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 15 - Retirement benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 2001.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The monetary gain (loss) is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 17 - Financing cost, net).

c.       Consolidation
         -------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d.       Cash and temporary investments
         ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the consolidated statements of cash flows.

e.       Inventories and supplies, net
         ----------------------------

Inventories and supplies are presented at the lower of cost or market value using the average method. Certain inventories and supplies whose original cost per unit does not exceed U.S. $500 are expensed when purchased.

f.       Depreciation and amortization
         -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets. The costs of other intangible assets (see Note 11 - Other assets) and the cost of the cellular concession (see Note 6 - Cellular concession) are amortized over the expected periods benefited, not to exceed twenty and forty years, respectively. Amortization expense was Bs. 45,328, Bs. 11,308 and Bs. 54,263 for the years ended December 31, 1999, 2000 and 2001, respectively. Accumulated amortization was Bs. 254,609 and Bs. 308,872 at December 31, 2000 and 2001, respectively.

In November 2000, the Company, based on technical evaluations, reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from seven to twenty years. This change in the estimation did not have a significant impact in the Company's consolidated financial statements.

g.       Capitalized software
         --------------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between three and seven years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.       Impairment of long-lived assets
         -------------------------------

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

i.       Revenue recognition
         -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 144,291 and Bs. 99,234 are included in accounts receivable as of December 31, 2000 and 2001, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred income, included in the other current liabilities caption, those amounts of billed services, which have not yet been rendered, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 14 - Other current liabilities).

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

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, are classified as a liability in the consolidated balance sheet. The Company believes that the opening of the telecommunications market, in which consumers have a choice of carrier, changes the way in which subscriber right fees should be accounted for on the Company's books. The cumulative effect of this change, net of tax was Bs. 38,962. Other changes to revenue recognition were also made and the cumulative effect of this change related to revenue, net of tax was Bs. 6,512.

During 2001, the Company changed the way it reports interconnection revenues and costs in the consolidated statements of operations. Revenues from Fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed calls is included as Interconnection incoming revenue, while costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, as well as mobile to mobile are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. The Company believes that this change better illustrates the dynamics of interconnection revenues and costs under the recently implemented interconnection regimen. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes. These changes did not have an impact on the reported results of operations.

j.       Income tax
         ----------

The income tax is calculated based upon taxable income that is different from the income before tax. Venezuelan tax legislation does not permit consolidation of the results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits, as well as tax losses, except those from the tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (see Note 19 - Income tax).

The Company recognizes through the deferral method, the impact of income taxes originated from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with generally accepted accounting principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized. Recording of the deferred income taxes is subject to its possible realization beyond a reasonable doubt. Based on current conditions, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k.       Employee severance benefits and other benefits
         ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under current labor law, employees earn a severance indemnity equal to five days salary per month, up to a total of 60 days per year of service. Labor indemnities vest once an employee has completed three months of continuous service. Beginning with the second year of service, the employees earn an additional two days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month of salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the case of involuntary termination the law established the payment of an additional severance benefit of up to a maximum of 90 days of current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days of salary for the years ended December 31, 1999, 2000 and 2001 totaling Bs. 48,373, Bs. 51,359 and Bs. 37,875, respectively.

l.       Pension plan and other post-retirement benefits
         -----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 15 - Retirement benefits).

Post-retirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 15 - Retirement benefits).

m.       Foreign currency denominated transactions
         -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 700 and Bs. 758 per U.S. dollar as of December 31, 2000 and 2001, respectively (see Note 7 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange (loss) gain, net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 17 - Financing cost, net).

n.       Legal reserve
         -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

o.       Earnings (loss) per share
         -------------------------

Earnings (loss) per share are based on 999,897,508, 951,961,030 and 914,462,674 of weighted-average number of common shares outstanding at December 31, 1999, 2000 and 2001, respectively.

5.       REGULATION:
         ----------

CANTV's services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991, which has the authority to manage, regulate and control the use of limited resources in the telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection of related taxes. Also, it shall promote and protect free competition, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia).

a.       Organic Telecommunications Law
         ------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Organic Telecommunications Law are as follows:

i. Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer's and operator's rights and responsibilities.

ii. Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii. Operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition.

iv. Adopts a new tax regime applicable to all telecommunications service providers on the basis of gross revenues. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10% for wireless services. The new tax rates are: 2.3% activity tax, 0.5% tax to cover CONATEL's activities, 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund and 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of gross revenues in the year 2000 and decreasing by 1% per annum until 2005 after which time the supplemental tax will be eliminated.

b.       Telecommunications regulations
         ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i. Requirements, conditions and limitations for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii. Regulation for mandatory interconnection with charges based on costs, changing the previous structure of interconnection charges based on tariffs. It also requires the submission of quarterly accounting information by separate accounts and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. At December 31, 2001, CANTV has signed seven interconnection agreements with different operators (see
       Note 21 (e) - Commitments and contingencies - Competition).

iii. The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c.       Tariffs
         -------

Before CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments.

The Agreement signed in February 2000 (see Note 2 - Company background and concession agreement) established two tariffs adjustments which went into effect on March 23 and June 16, 2000.

On February 22, 2001, pursuant to the Organic Telecommunications Law, CONATEL established the maximum tariffs that are applicable during 2001, effective March 10, 2001 and a new "price-cap" system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new "price-cap" system applicable for 2001, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the rate of devaluation of the Bolivar. The "price-cap" system allows for an increase or decrease in the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the "price-cap" formula.

6.       CELLULAR CONCESSION:
         -------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 138,387 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services providers is up to 9.3% of gross revenues. (see Note 5 (a) - Regulation - Organic Telecommunications Law).

For the years ended December 31, 1999, 2000 and 2001, the Concession tax expenses included in the consolidated statements of operations were Bs. 37,279, Bs. 43,336 and Bs. 43,946, respectively.

7.       BALANCES IN FOREIGN CURRENCY:
         ----------------------------

The Company has assets and liabilities denominated in U.S. dollars and Japanese yens (see Note 22 - Market risk) as of December 31, as follows:

                                                         2000        2001
                                                      --------   --------
                                                      (Expressed in millions of
                                                            U.S. dollars)

Cash and temporary investments                           743        304
Accounts receivable, net                                  28         37
Other assets and advances to suppliers                    36         29
Accounts payable                                        (165)       (92)
Short and long-term debt                                (512)      (434)
                                                      -------    -------
Net asset (liability) position in foreign currency       130       (156)
                                                      =======    =======

8.       ACCOUNTS RECEIVABLE, NET:
         ------------------------

The Company's accounts receivable, net balances as of December 31, are as follows:

                                                    2000          2001
                                                -----------   -----------
Subscribers                                        426,190       367,530
Net settlements                                     18,382        21,088
Other                                               17,620        33,687
                                                -----------   -----------
                                                   462,192       422,305
Less: Allowance for doubtful accounts              (72,017)      (53,415)
                                                -----------   -----------
                                                   390,175       368,890
                                                ===========   ===========

9.       ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
         -------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 9%, 9% and 5% of the Company's revenues during each of the years ended December 31, 1999, 2000 and 2001.

The following table sets forth the aging of accounts receivable from Government entities as of December 31:

                                           2000             2001
                                       -------------    -------------
Year of Service
---------------

2001                                              -           36,999
2000                                         61,900           26,625
1999 and prior                               53,498           34,274
                                       -------------    -------------
                                            115,398           97,898
                                       =============    =============

The changes in accounts receivable from Government entities are as follows:

                                            2000             2001
                                        ------------    -------------

Balance at beginning of year                154,368          115,398
Billings                                    188,716          117,869
Collections                                (210,577)        (122,746)
Monetary loss                               (17,109)         (12,623)
                                        ------------    -------------
Balance at end of year                      115,398           97,898
                                        ============    =============

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

In 1999, the Congress approved a Law authorizing the issuance of bonds to refinance internal and external debt. The amount set aside for payments of debt owed CANTV as of December 1998 amounted Bs. 37,000. In December 2000, the Company received Bs. 34,089 from these bonds.

In 2001, the National Assembly, previously the Congress, approved a decree authorizing the issuance of bonds for the payment of basic services. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted Bs. 43,300. During 2001, the Company collected Bs. 6,633 from these bonds.

CANTV's management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

10.      PROPERTY, PLANT AND EQUIPMENT, NET:
         ----------------------------------

Property, plant and equipment, net as of December 31, is comprised as follows:

                                             2000           2001
                                         -----------    -----------

Plant                                     9,159,485      9,314,037
Buildings and facilities                  1,150,531      1,157,416
Furniture and equipment                     747,852        754,065
Vehicles                                     79,234         66,306
                                         -----------    -----------
                                         11,137,102     11,291,824
Less: Accumulated depreciation           (7,621,666)    (8,258,713)
                                         -----------    -----------
                                          3,515,436      3,033,111
Land                                         43,150         43,257
Construction work in progress                70,035         46,472
                                         -----------   -----------
                                          3,628,621      3,122,840
                                         ===========    ===========

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                      Average useful
                                                     lives (in years)
                                                    -------------------

Plant                                                    3 to 32
Buildings and facilities                                 5 to 25
Furniture and equipment                                  3 to 7
Vehicles                                                 3 to 5

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 88,174, Bs. 71,528 and Bs. 15,181 for the years ended December 31, 1999, 2000 and 2001, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

11.      OTHER ASSETS:
         ------------

Other assets as of December 31, are comprised as follows:

                                                   2000         2001
                                                ---------     --------

Software and other intangible assets, net        181,320      170,370
Prepaid taxes                                     16,099       11,945
Investment in INTELSAT                            28,194       22,275
Employees benefit fund and other                  42,548       48,494
                                                ---------     --------
                                                 268,161      253,084
                                                =========     ========

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (see Note 4 (g) - Summary of significant accounting principles and policies - Capitalized software) and the cost of usage rights of satellites and submarine cables, which are amortized over periods ranging from three to seven years based upon the terms of contracts granting usage rights.

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

As of December 31, 2001, the investment in INTELSAT represents the Company's participation of 1.12% in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the U.S. dollar.

In 1993, the Company contributed Bs. 49,704 to the "Employees Benefit Fund". This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquire 1% of CANTV's capital stock to be distributed to the employees as part of the "Excellence Award" program launched by CANTV. The Company amortizes this contribution as the employees earn stock awards. At December 31, 2000 and 2001, 9,228,583 and 9,423,154 shares were available for distribution to employees under this plan.

12.      LONG-TERM DEBT:
         ---------------

Long-term debt as of December 31, is comprised of the following:

                                                                                    2000               2001
                                                                               ---------------     --------------
Notes in U.S. dollars at interest rates of 8.88% and 9.25% maturing in
    2002 and 2004, respectively.                                                    157,075            151,541

Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between
    1.35% and 1.75%, (averaging 8.19% and 3.69% at December 31, 2000 and 2001,
    respectively), maturing through 2003.                                            84,492             54,955

Bankloans in Japanese yen at a fixed interest rate of 4.25%, and in U.S.
    dollars at interest rates of six-month LIBOR plus a margin between 0.25% and
    0.75% (averaging 5.93% and 5.83% at December 31, 2000 and 2001,
    respectively), maturing through 2009.                                            69,508             49,735

IFC loans in U.S. dollars at variable interest rates:
   a.  Six-month LIBOR plus a margin of 1.75%, (averaging 8.87% and
       5.57% at December 31, 2000 and 2001, respectively), maturing
       through 2005.                                                                 39,299             30,320

   b.  Six-month LIBOR plus a margin of 2.00%, (averaging 8.22% and
       5.82% at December 31, 2000 and 2001, respectively), maturing
       through 2007.                                                                 24,071             19,898

   c.  Six-month LIBOR plus a margin between 3.00% and 6.00%
       (averaging 12.36% and 7.89% at December 31, 2000 and 2001,
       respectively), maturing through 2005.                                         19,649             18,950


                                                                                     2000           2001
                                                                                 -----------     ----------

Supplier loans in U.S. dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.75% (averaging 6.75% and 3.84% at December 31, 2000 and
   2001, respectively), maturing through 2002.                                        5,761          1,996

Notes payable to suppliers in U.S. dollars at fixed interest rates
   (averaging 7.00% and 6.75% at December 31, 2000 and 2001,
   respectively), maturing through 2002.                                              2,640          1,168

Banks loans in bolivars bearing interest at the average lending rate of the four major banks in Venezuela (27.84% and 25.76% at December 31, 2000 and 2001,
    respectively), maturing through 2003.                                             4,231          2,092

Bankloans in bolivars at a fixed and variable interest rate of 22.81% and
    23.31% at December 31, 2000 and 2001, respectively, maturing
    through 2010.                                                                    33,542         30,553
                                                                                 -----------     ----------
                                                                                    440,268        361,208
Less: Current maturities                                                            (56,972)      (133,105)
                                                                                 -----------     ----------
                                                                                    383,296        228,103
                                                                                 ===========     ==========


On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to U.S. $261 million, of which U.S. $175 million was disbursed. Of the amount disbursed, U.S. $75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S. $100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid U.S. $150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S. $25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2001.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling $95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 million denominated in bolivars with a maturity of five years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. At December 31, 2001 the balance of these notes, presented net of the unamortized discount, was Bs. 16,778 million. Additionally, two loan agreements were signed with local banks for Bs. 7,000 million each, with maturities between one and five years.

Estimated payments of long-term debt are: Bs. 133,105 in 2002, Bs. 39,568 in 2003, Bs. 93,848 in 2004, Bs. 71,919 in 2005, Bs. 10,611 in 2006 and Bs. 12,157
thereafter.

13.      SHORT-TERM DEBT:
         ---------------

Short-term debt as of December 31, is comprised as follows:

                                                                                         2000              2001
                                                                                     -------------     -------------
Bank loans in bolivars at various interest rates (averaging 11.04% at
    December 31, 2000)                                                                      5,333               -

Current maturities of long-term debt                                                       56,972           133,105
                                                                                     -------------     -------------
                                                                                           62,305           133,105
                                                                                     =============     =============

14.      OTHER CURRENT LIABILITIES:
         -------------------------

Other current liabilities as of December 31, are comprised of the following:

                                                                                         2000             2001
                                                                                      ------------    --------------
Concession tax                                                                            113,670            55,014
Subscriber rights                                                                          67,216            56,727
Deferred income                                                                            52,522            72,414
Accrued liabilities                                                                        25,625            28,307
Income, value-added and other taxes                                                        18,075            28,488
Interest payable                                                                           12,668            10,196
Legal claims                                                                               11,803            16,761
Technical and administrative services due to affiliates of
    VenWorld's stockholders                                                                 7,320             7,208
Dividends payable                                                                               -           185,765
Other                                                                                      12,387             7,718
                                                                                      ------------    --------------
                                                                                          321,286           468,598
                                                                                      ============    ==============

15.      RETIREMENT BENEFITS:
         -------------------

Pension plan

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At December 31, 2000 and 2001, the Company has funded Bs. 131,668 and Bs. 114,177, respectively, in a trust for this purpose.

The components of pension expense for the years ended December 31 are as follows:

                                                                                1999          2000          2001
                                                                             ------------ -------------   ----------
 Benefits earned during the year                                                 18,412        16,920        9,955
 Interest cost on projected benefit obligation                                   27,995        22,224       22,047
 Return on assets                                                                     -        (4,331)      (9,527)
 Amortization of prior service cost                                             (10,553)      (10,553)      (6,895)
 Other                                                                           19,372         6,931        1,858
                                                                               ----------    ---------    ----------
                                                                                 55,226        31,191       17,438
                                                                               ==========    ==========   ==========

The accrued pension plan obligation as of December 31, is as follows:

                                                                         2000           2001
                                                                      ---------      --------
Accumulated benefit obligation                                         296,547       367,295
                                                                      =========      ========
 Projected benefit obligation                                          328,744       390,355
Funded amount                                                         (131,668)      114,177)
Unrecognized transition obligation                                      (6,885)       (3,597)
 Unrecognized net losses                                               (80,244)      112,539)
Unrecognized prior service cost                                         86,541        49,666
                                                                      ---------      --------
Pension obligations (including current portion of Bs. 7,958 and
   Bs. 18,894, respectively)                                           196,488       209,708
                                                                      =========      ========

Assumptions used to develop the projected benefit obligation are as follows:

     Discount rate                                        7%
     Expected return on assets                            9%
     Rate of compensation increase                        2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Post-retirement benefits other than pensions

Beginning 1999, the Company recorded medical claims related to accrued post-retirement benefit obligations other than pensions, based on actuarial calculations. Such calculations are based on the average medical claims per retiree for 1998.

The components of post-retirement benefit expense for the years ended December 31, are as follows:


                                                                               1999       2000    2001
                                                                              -------   -------  -------
Benefits earned during the year                                                3,557     3,925    3,326
Interest cost on accumulated post-retirement benefit obligations              13,201    15,627   19,522
Other                                                                              -       959    4,442
                                                                              -------   -------  -------
                                                                              16,758    20,511   27,290
                                                                              =======   =======  =======

 The accrued post-retirement benefit obligation as of December 31, is as follows:

                                                                                      2000       2001
                                                                                    --------   --------
Active employees                                                                     88,077     65,272
Retirees                                                                            188,390    231,124
                                                                                    --------   --------
Accumulated post-retirement benefit obligation                                      276,467    296,396
Unrecognized net losses                                                             (73,884)   (69,014)
                                                                                    --------   --------
 Accrued post-retirement benefit (including current
    portion of Bs. 2,746 and Bs. 23,207, respectively)                              202,583    227,382
                                                                                    ========   ========

Assumptions used to develop the accumulated post-retirement benefit obligation are as follows:

        Discount rate                         7%
        Medical cost trend rate               2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over eleven years.

Workforce reduction program
---------------------------

The work force reduction program completed in 2001 (see Note 23 - Work force reduction program) resulted in a net expense of Bs. 36,109 from additional termination benefits and curtailment, included in the accompanying statement of operations for the year ended December 31, 2001 as special charge.

Defined contribution plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At December 31, 2001, the Company has funded Bs. 15,341 for this plan. The Company is not required to increase the funding of this plan.

16.      STOCKHOLDERS' EQUITY:
         --------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 12 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings", and the Capital Markets Law mandates that the Company distribute to its shareholders every year not less than 50% of its annual net income, after income tax provision and having deducted the legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to the CNV Standards, the unconsolidated net income excluding the equity participation of subsidiaries adjusted for inflation is the base for dividends distribution.

Net income for the year ended December 31, 2001, available for dividends distribution, is composed as follows:

        Net income before income tax                          71,876
        Income tax                                           (41,342)
                                                             --------
        Net income available for dividend distribution        30,534
                                                             ========


The Capital Markets Law provides that dividends must be declared in a Shareholders' Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, the By-laws of companies under CNV regulation must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year in which the income is generated.

On March 31, 2000, an Ordinary Shareholders' Assembly declared a cash dividend of Bs. 60 per share and Bs. 420 per ADS to shareholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

On March 27, 2001, an Ordinary Shareholders' Assembly declared a cash dividend of Bs. 63 per share and Bs. 441 per ADS to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

On October 24, 2001, an Extraordinary Shareholders' Assembly declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS to be paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record on a date to be determined in March 2002 (see Note 25 - Takeover tender offer).

Guidelines for future dividends distribution

On December 14, 2001, CANTV's Board of Directors approved some guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments pursuant to the Board of Directors' recommendation and approval of the Annual Shareholders' Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at December 31, 2001, as follows:

                                                                                     2001
                                                                      ----------------------------------
                                                                      Participation     Number of shares
                    Stockholder                           Class             %            (in thousands)
----------------------------------------------------    ----------    -------------     ----------------
VenWorld Telecom C.A. (VenWorld)                           A                32.95            259,321
Inversiones Inextel, C.A.                                  A                 0.04                351
Banco de Desarrollo Economico y Social de
  Venezuela (formerly Fondo de Inversiones de              B                 6.59             51,900
  Venezuela)
Employee Trusts and Employees                              C                12.05             94,849
Verizon Communications, Inc. (Verizon)                     D                 3.56             28,009
Public shareholders                                        D                44.81            352,710
                                                                         --------          ---------
                                                                           100.00            787,140
                                                                         ========
Treasury stock                                             D                                 138,897
                                                                                           ---------
                                                                                             926,037
                                                                                           =========

VenWorld is a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants of the Consortium).

Beginning on January 1, 2001, VenWorld shareholders had the right to have their shares redeemed and converted into CANTV Class A shares. Any Class A share transferred to a non-subsidiary entity, wholly-owned by the Participants of the Consortium was automatically converted into Class D shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares. As of December 31, 2001, only Verizon and T.I. Telefonica Internacional de Espana, S.A. remain as shareholders and Participants of the Consortium, together with other minority shareholders, originally part of CIMA, representing 3.3% of VenWorld's capital stock.

Class B shares may only be owned by the Bolivarian Republic of Venezuela. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as employees, companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders loose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing seven Class D shares.

Repurchase programs
-------------------

On November 16, 1999 an Extraordinary Shareholders' Assembly authorized a share repurchase program for up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 3,696 per share or up to U.S.$40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent U.S.$23.50 per ADS. Shares repurchased under this program were reduced from capital stock.

On March 31, 2000, an Ordinary Shareholders' Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to U.S.$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent U.S.$28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

On October 24, 2001, an Extraordinary Shareholders' Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of U.S.$30 per ADS or U.S.$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001.

Upon completion of the third repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders' Assembly as established by the Capital Markets Law (see Note 25 - Takeover tender offer).

17.      FINANCING COST, NET:
         -------------------

Financing cost, net for the years ended December 31, is as follows:

                                            1999             2000           2001
                                        -------------     -----------    -----------

Interest income                              28,433          33,390         38,205
Interest expense                            (51,453)        (47,829)       (40,103)
Exchange (loss) gain, net                   (37,875)         (2,970)        21,016
Loss from net monetary position              (7,440)        (17,790)       (31,327)
Gain from indexation of tax units            14,124               -              -
                                        -------------     -----------    -----------
                                           (54,211)         (35,199)       (12,209)
                                        =============     ===========    ===========


The net exchange (loss) gain reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of December 31, 2000 and 2001 (see Note 7
- Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 15%, 8% and 8% for the years ended December 31, 1999, 2000 and 2001, respectively.

The loss or gain from net monetary position reflects the loss from holding net monetary assets or liabilities in a period of inflation, which was 20%, 13%, and 12% for the years ended December 31, 1999, 2000 and 2001, respectively.

18.      MONETARY POSITION:
         -----------------

The loss from net monetary position at December 31, is as follows:

                                                                            1999            2000            2001
                                                                           -------       ---------        ---------
Net monetary (liability) asset position at the beginning of the year      (229,367)         13,323          (43,899)
Revenue and expenses, other than depreciation and amortization and other
    expenses generated by non-monetary assets and liabilities            1,093,265         746,030          919,184
Additions to non-monetary assets and liabilities                          (579,139)       (454,034)        (211,549)
Pension plan payments                                                      (15,864)        (16,346)         (45,357)
Dividends declared                                                        (206,844)        (72,013)        (473,418)
Repurchased shares                                                          (3,413)       (240,099)        (450,078)
Exchange (loss) gain, net                                                  (37,875)         (2,970)          21,016
                                                                        ------------   -------------     ------------
                                                                            20,763         (26,109)        (284,101)
Net monetary asset (liability) position at the end of the year              13,323         (43,899)        (315,428)
                                                                        ------------   -------------     ------------
Loss from net monetary position                                             (7,440)        (17,790)         (31,327)
                                                                        ============    ============     ============

19.      INCOME TAX:
         ----------

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company's non-monetary assets and liabilities, net of stockholders' equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 2001, CANTV does not have any carryforward tax credits. However, Movilnet, its wholly-owned subsidiary, has Bs. 504, Bs. 12,062 and Bs. 5,876 from 1999, 2000 and 2001 of new investment tax credits that can be carried forward until 2002, 2003 and 2004, respectively.

Additionally, the Income Tax Law allows that fiscal losses can be carried forward to the subsequent three years. Beginning in the fiscal year as of January 1, 2001, tax credits for fiscal losses from the tax inflation adjustment are permitted to be carried forward for one year. As of December 31, 2001, CANTV does not have any carryforward fiscal losses. However, CANTV.NET, its wholly-owned subsidiary, has Bs. 8,825 and Bs. 11,150 from 1999 and 2000 of fiscal losses tax credit that can be carried forward until 2002 and 2003, respectively.

Reconciliation between the income tax expense included in the consolidated statements of operations and the expense resulting from the application at the statutory tax rate to the income (loss) before income taxes, is as follows:


                                                                                1999            2000         2001
                                                                              --------        --------      --------

Income (loss) before income taxes and  cumulative  effect of accounting
    change, net of tax                                                         131,009       (15,998)      122,151
Statutory income tax rate                                                          34%           34%           34%
                                                                           -------------    ----------   -----------
      Tax expense                                                               44,543        (5,439)       41,531

Non-taxable book inflation adjustment                                          160,532       160,307       175,293
Utilization of investment tax credits                                          (58,140)      (33,343)      (37,110)
Tax inflation adjustment                                                      (118,365)     (126,442)     (122,566)
Other                                                                          (11,179)       44,696       (14,124)
                                                                             -----------   -----------   -----------
      Income tax                                                                17,391        39,779        43,024
                                                                             ===========   ===========   ===========


For 1999, the caption other includes reversal of an existing tax provision recorded in 1998. The caption other for 2000 includes the unrecognized deferred tax effect comprised mainly by the provision for the work force reduction (see
Note 23 - Work force reduction program).

On October 22, 1999, the National Government published the Partial Amendment to the Income Tax Law. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Implementation of a price transfer regime for imports and exports of goods and services between related companies.

b. Losses from adjustment for inflation may be carried forward up to one year.

c. Investment tax credits for fixed assets for industrial companies of 10% of the amount of new investments and to be applied for five years from the effective date of the Amended Law.

Additionally, the Amendment to the Income Tax Law includes some regulations that became effective January 1, 2001, as follows:


a. A new regime that taxes worldwide income applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows a credit for income taxes paid abroad.

b. A proportional tax on dividends will be introduced based on the excess between book and tax net income. This excess will be taxed at 34% and that amount proportionally applied to the dividends to be paid.

On December 28, 2001, the Law N(degree) 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette N(degree) 5,566. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Imputation of foreign losses to domestic income or losses, will not be admitted.

b. The dividend tax regulations establish that the income per books to be considered shall be that approved by the Shareholders Assembly on the basis of the consolidated financial statements prepared in conformity with accounting principles generally accepted in Venezuela.

c. In case of dividends declared per share, a 1% tax advance shall be paid. This advance will be calculated on the total value of the dividend declared.

d. Elimination of the standard for providing the rejection of the expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime.

e. New standards were added to the tax adjustment for inflation regime, and certain existing standards were modified.

20.      TRANSACTIONS WITH RELATED PARTIES:
         ---------------------------------

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

Inventories, supplies and plant and equipment of Bs. 25,040 and Bs. 86,690 for the years ended December 31, 2000 and 2001, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 25,403, Bs. 21,091 and Bs. 11,743 for the years ended December 31, 1999, 2000 and 2001, respectively. Net operating revenues with respect to the settlement of international telephone traffic with affiliates of Bs. 12,946, Bs. 23,795 and Bs. 9,874, were recognized for the years ended December 31, 1999, 2000 and 2001, respectively. At December 31, 2000, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 23,580 and Bs. 898, respectively, and at December 31, 2001, Bs. 7,841 and Bs. 2,046, respectively.

21.      COMMITMENTS AND CONTINGENCIES:
         -----------------------------

The Company has the following commitments and contingencies:

a.       Capital expenditures
         --------------------

CANTV's capital expenditures for 2002 are currently estimated at Bs. 416,900 (U.S.$550 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.       Operating leases
         ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.       Litigation
         ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management believes the majority of these actions will be resolved in the Company's favor. In the opinion of management, the Company has recorded adequate reserves as of December 31, 2001 for all such matters. The most significant proceedings are as follows:

i. In May 2000, the Supreme Court of Justice issued sentences against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions.

ii. On July 7, 2000, CANTV was notified of a Bs. 1,800 (U.S.$2.4 million) fine imposed by Pro-Competencia. Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV.NET (formerly CANTV Servicios). In August 2000, CANTV filed an action of nullity in the First Court of Appeals on Administrative Matters.

d.       Concession mandates
         -------------------

The Agreement (see Note 2 - Company background and concession agreement) considered an accelerated modernization program to meet an annual average target of 80% plant digitalization nationwide by the end of year 2000. The network expansion and modernization targets established in Annex "A" of the Concession Agreement were effective until December 31, 1999. Quality service and digitalization mandates agreed in the Agreement were effective until December 31, 2000. The Agreement, substantially modify the high quality service and eliminates of the mandatory requirement of expanding the plant, and instead, included the obligation to reach 80% digitalization by December 31, 2000. After 2000, specific expansion requirements, modernization or digitalization are not mandatory.

Opening Regulations establish that Basic Service Telecommunication Operators are required to install and maintain public telephone equipment equivalent to 3% of this subscriber base.

The guidelines for the market opening in Venezuela (see Note 5 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic service operators.

e.       Competition
         -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Informacion C.A. (Infonet) to provide basic telephone services, excluding national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Digicel (formerly Consorcio ELCA, C.A.) for the central and eastern regions of Venezuela, respectively. Currently, Infonet, Digitel and Digicel are operating.

With the new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000 (see Note 5 (a) - Regulation - Organic Telecommunications Law) have the objective of creating an appropriate environment for new entrants and allow for effective competition. These regulations rule the sector's opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned in different frequency bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Genesis Telecom, C.A. (Genesis) are two of the companies granted with a concession.

The Company, during the second quarter 2001, completed the update of five interconnection agreements with telecommunications' operators and subscribed the first two interconnection agreements to the basic telecommunication service with companies authorized by CONATEL. These agreements will permit the free traffic from CANTV's basic network systems to the local services and long distance national and international services of these companies. Current operators maintaining interconnection agreements with the Company are: Convergence Communications de Venezuela, Telcel BellSouth, Digicel, Infonet, Digitel and Veninfotel.

22.      MARKET RISK:
         -----------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with United States of America (U.S.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

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

23.      WORK FORCE REDUCTION PROGRAM:
         ----------------------------

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. The Company recorded during the last quarter of 2000 a provision of Bs. 123,948 included as current accrued employee benefits and recognized as a special charge in the statement of operations for the year ended December 31, 2000. As a result of this program, in January 2001, 3,572 employees were separated from the Company.

This program resulted in a net expense of Bs. 36,109 from additional termination benefits and curtailment, included in the accompanying statement of operations for the year ended December 31, 2001 as a special charge (see Note 15 - Retirement benefits).

24.      NATURAL CATASTROPHE:
         -------------------

On December 15, 1999, heavy rains devastated the northern coastal areas of Venezuela which caused serious flooding and serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. In the state of Vargas, certain of CANTV's central offices and most of the public telephones received considerable damage. In October 2000, the Company received the final compensation payment from the insurance companies in the amount of Bs. 8,942. This transaction did not have a significant impact on the financial statements of the Company, and was reflected in the consolidated statements of operations for the year ended December 31, 1999 as a special charge.

25.      TAKEOVER TENDER OFFER:
         ---------------------

On August 29, 2001, AES Corporation (AES) announced a takeover tender offer to acquire 43.2% of the shares of CANTV at a price of U.S. $24 per ADS (Bs. 2,547 per share). This tender offer was approved by the CNV.

On October 24, 2001, an Extraordinary Shareholders' Assembly approved the declaration of dividends, a third share repurchase program (see Note 16 - Stockholders' equity - Repurchase programs), the increase of the "Excellence Award" program to be executed through the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991 and the creation of a new benefit plan named "Value Fund" to acquire Class C shares up to 5.5% of the capital stock at the same price of the repurchase program. As of December 31, 2001, the Company had not carried out the increase of the "Excellence Award" program or the creation of the new benefit plan "Value Fund".

On November 8, 2001, AES announced its retirement from the takeover tender offer for 43.2% of the shares of CANTV.

The accompanying consolidated statements of operations include Bs. 16,309 in Other income (expense), net caption related to the costs incurred in the takeover defense actions.

26.      REPORTABLE SEGMENTS:
         -------------------

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

Segment results for the years ended December 31, are as follows:

                                                                  1999          2000            2001
                                                                -------       --------        ---------
  Wireline services:
      Operating Revenues
         Local and domestic long distance usage                   672,802        627,773         543,643
         Basic rent                                               407,212        355,628         346,396
                                                          ---------------- ---------------  -------------
           Local and domestic long distance                     1,080,014        983,401         890,039
         International long distance                              169,684        111,335         102,726
         Net settlements                                           35,682         32,981          19,797
                                                          ---------------- ---------------  -------------
           International long distance                            205,366        144,316         122,523
           Fixed to mobile - outgoing                             567,975        674,031         569,494
           Interconnection incoming                                57,314         72,463          46,499
           Other wireline-related services                        285,656        252,903         284,988
                                                          ---------------- ---------------  -------------
  Total operating revenues                                      2,196,325      2,127,114       1,913,543
                                                          ================ ===============  =============
  Intersegment revenues                                           119,000        126,130          95,526
  Operating income (loss)                                         141,337         (7,375)         88,536
                                                          ================ ===============  =============
  Depreciation and amortization                                   646,015        593,026         615,305
                                                          ================ ===============  =============
  Income tax provision                                             15,443         37,757          41,342
                                                          ================ ===============  =============
  Capital expenditures
                                                                 203,273         248,125         176,881
                                                          ================ ===============  =============
  Total assets
                                                               5,294,729       5,105,767       4,271,685
                                                          ================ ===============  =============
  Wireless services:
      Operating Revenues
         Access                                                  131,169          73,058          40,763
         Interconnection                                         118,532         215,629         205,383
         Usage                                                   169,431         263,222         328,002
         Equipment sales                                          38,424           8,449           9,781
                                                          ---------------- ---------------  -------------
  Total operating revenues                                       457,556         560,358         583,929
                                                          ================ ===============  =============
  Intersegment revenues                                           89,090         224,651         174,516
  Operating income                                                50,223          50,139          48,710
                                                          ================ ===============  =============


                                                                  1999          2000            2001
                                                                -------       --------        ---------

Depreciation and amortization                                   97,042          91,981         132,430
                                                          ================ ===============  =============
  Capital expenditures                                           193,836          87,411          74,783
                                                          ================ ===============  =============
  Total assets                                                   978,376       1,032,272       1,008,889
                                                          ================ ===============  =============



The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements are as follows:

Reconciliation of operating revenues:

                                                                   1999                2000                 2001
                                                            ------------------- -------------------- --------------------

  Reportable segments                                               2,653,881            2,687,472            2,497,472
  Other telecommunications-related services                            73,098               74,285               88,311
  Elimination of intersegment operating revenues                     (231,946)            (373,207)            (302,757)
                                                            ------------------- -------------------- --------------------

       Total operating revenues                                     2,495,033            2,388,550            2,283,026
                                                            =================== ==================== ====================

Reconciliation of operating income:

                                                                   1999                2000                 2001
                                                            ------------------- -------------------- --------------------

  Reportable segments                                                 191,560               42,764              137,246
  Other telecommunications-related services                           (12,615)             (19,345)              11,031
  Elimination of intersegment operating income                           (834)                  79               (1,382)
                                                            ------------------- -------------------- --------------------

       Total operating income                                         178,111               23,498              146,895
                                                            =================== ==================== ====================

Reconciliation of total assets:

                                                                   1999                2000                 2001
                                                            ------------------- -------------------- --------------------
  Reportable segments                                               6,273,105            6,138,039            5,280,574
  Other telecommunications-related services                           362,058              331,068              318,237
  Elimination of intersegment assets                               (1,114,442)          (1,256,895)          (1,306,791)
                                                            ------------------- -------------------- --------------------

       Total assets                                                 5,520,721            5,212,212            4,292,020
                                                            =================== ==================== ====================


27.      CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
         --------------------------------------------------

Certain amounts from the December 31, 1999 and 2000 consolidated financial statements have been reclassified for comparison purposes.

28.      SUMMARY OF DIFFERENCES BETWEEN U.S. GAAP AND VENEZUELAN GAAP:
         ------------------------------------------------------------

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

 The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

a.   Restatement for inflation
     -------------------------

 Venezuela has experienced significant inflation in recent years and follows general price level accounting as prescribed in DPC 10 (see Note 4 (b) - Summary of significant accounting principles and policies - Adjustment for inflation).

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

Additional disclosures required by SFAS 109 are presented in Note 29 (b) - Additional financial statements disclosures required by U.S. GAAP - Income and other taxes.

c.   Accounting for post-retirement benefits other than pensions
     -----------------------------------------------------------

 Until 1998, post-retirement medical benefits were recorded as operating expenses when claims were filed and the Company did not fund its obligation related to this plan. U.S. GAAP requires the expected costs of these benefits to be recognized systematically over employees' service periods. In 1999, the Company adopted International Accounting Standard 19 (IAS 19) and recognizes post-retirement benefits other than pension systematically over employee's service period (See Note 4 (l) - Summary of significant accounting principles and policies - Pension plan and other post-retirement benefits). As permitted under IAS 19 the accumulated post-retirement benefits obligation, as of December 31, 1998, was recognized as an adjustment to beginning retained earnings, therefore, this item is no longer a difference between U.S. and Venezuelan GAAP.

d.       Capitalized interest
         --------------------

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

e.       Treasury stock
         -------------

 As discussed in Note 11 - Other assets, 1% of the shares, or 10,000,000 shares, issued at privatization were purchased by the Company from the Government to be distributed to employees in the form of awards. The Company's cost of these shares is recorded in Other assets. U.S. GAAP for publicly traded entities reflects these shares as treasury stock.

f.       Earnings per share
         ------------------

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

g.       Reconciliation of Venezuelan GAAP to U.S. GAAP
         ----------------------------------------------

The approximate effects on net income and net stockholders' equity of restating CANTV's audited consolidated financial statements for 1999, 2000, and 2001 in accordance with U.S. GAAP is set forth below (in millions of bolivars, except per share data):

                                                                    1999                2000               2001
                                                               ---------------    ----------------    -------------
Net income (loss) under Venezuelan GAAP                               113,618            (101,271)           79,127
U.S. GAAP adjustments for:
    Capitalized interest                                               11,374              11,537             6,292
Deferred income taxes:
    Benefit (provision)                                                81,133              64,798           (30,803)
    Gain (loss) from net monetary position                              7,139              (4,472)           (7,531
                                                               --------------     ----------------    -------------
                                                                       88,272              60,326           (38,334)
                                                               --------------     ----------------    -------------
Approximate net income (loss) under U.S. GAAP                         213,264             (29,408)           47,085
                                                               ==============     ================    =============
Approximate net income (loss) per share under U.S.
    GAAP                                                               214.93              (31.14)            52.02
                                                               ==============     ================    =============
Approximate net income (loss) per ADS
      (based on 7 shares per ADS)                                    1,504.54             (217.98)           364.13
                                                               ==============     ================    =============
Average number of shares outstanding under
    U.S. GAAP (in millions)                                               992                  944                905
                                                               ==============     ================    =============

                                                                                        2000               2001
                                                                                  ----------------    -------------
Total stockholders' equity under Venezuelan GAAP                                        3,564,685         2,722,086
U.S. GAAP adjustments for:
    Capitalized interest                                                                   89,047            95,339
    Treasury stock                                                                        (40,238)          (40,238)
    Deferred income taxes:
       Benefit (provision)                                                                  7,518           (23,285)
       Gain from net monetary position                                                     61,335            53,804
                                                                                  ----------------    -------------
                                                                                           68,853            30,519
                                                                                  ----------------    -------------
Total stockholders' equity under U.S. GAAP                                              3,682,347         2,807,706
                                                                                  ================    =============

The following represents a reconciliation of equity at December 31, 2000 to December 31, 2001 based on amounts determined in accordance with U.S. GAAP:

Stockholders' equity under U.S. GAAP at December 31, 2000           3,682,347
Approximate net income under U.S. GAAP                                 47,085
Dividends declared and paid                                          (473,418)
Repurchased shares                                                   (450,078)
Change in cumulative translation adjustment                             1,770
                                                                ---------------
Stockholders' equity under U.S. GAAP at December 31, 2001           2,807,706
                                                                ===============

The above reconciliations include all material differences between Venezuelan GAAP and U.S. GAAP.

29.      ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP:
         -----------------------------------------------------------------

a.       Disclosures about pensions and other post-retirement benefits
         -------------------------------------------------------------

In February 1998, the FASB issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" (SFAS 132) which revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other post-retirement benefit plan.

The following tables provide a reconciliation of the changes in the plans benefit obligations and fair value of plan assets for the years ending December 31, 2000 and 2001, and a statement of funded status as of December 2000 and 2001:

                                                               Pension Benefits                 Other Benefits
                                                        -------------------------------  -----------------------------
                                                             2000            2001            2000           2001
                                                        ---------------  --------------  -------------  --------------
Reconciliation of benefit obligation:

Benefit obligation at January 1                              494,694         328,739         231,931         276,463
      Service cost                                            16,920           9,955           3,925           3,326
      Interest cost                                           22,224          22,047          15,627          19,522
      Benefits payments                                      (16,206)        (41,264)        (16,346)        (19,411)
      Actuarial (gain) loss                                 (188,888)         61,689          41,329           3,369
Curtailment                                                         -        (37,588)             -           (3,792)
Special termination benefits                                        -         46,777              -           16,919
                                                        ---------------  --------------  -------------  --------------
Benefit obligation at December 31                            328,744         390,355         276,466         296,396
                                                        ===============  ==============  =============  ==============
Reconciliation of fair value of plan assets:


Fair value of plan assets at January 1                        93,275         131,668               -               -
      Contributions                                           59,649          25,942               -               -
      Benefit payments                                       (16,206)        (41,264)              -               -
      Actual return on plan assets                            (5,050)         (2,169)              -               -
                                                        ---------------  --------------  -------------  --------------
Fair value of plan assets at December 31                     131,668         114,177               -               -
                                                        ===============  ==============  =============  ==============
Funded status:

Funded status at December 31                                 197,076         276,178         276,467         296,396
      Unrecognized transition obligation                      (6,885)         (3,597)              -               -
      Unrecognized prior service cost                         86,541          49,666               -               -
      Unrecognized net loss                                  (80,244)       (112,539)        (73,884)        (69,014)
                                                        ---------------  --------------  -------------  --------------

Accrued benefit cost                                         196,488         209,708         202,583         227,382
                                                        ===============  ==============  =============  ==============

For benefits other than pensions a one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                                     1% Point Increase           1% Point Decrease
                                                                 --------------------------  --------------------------
                                                                     2000         2001          2000          2001
                                                                 ------------- ------------  ------------  ------------
Effect on total of service and interest cost components                 2,713      2,662         (2,246)       (2,221)
Effect on post-retirement benefit obligation as of
   December 31                                                         32,451     33,443        (27,252)      (28,194)


The following table provides the components of net periodic benefit cost for the plans for the years ending December 31, 2000 and 2001:

                                                              Pension Benefits                 Other Benefits
                                                         ----------------------------  --------------------------------
                                                             2000           2001           2000             2001
                                                         --------------  ------------  -------------  -----------------
Components of net periodic benefit cost:
Service cost                                                   16,920         9,955          3,925              3,326
Interest cost                                                  22,224        22,047         15,627             19,522
Expected return on assets                                      (4,331)       (9,527)             -                  -
Amortization of:
     Transition obligation                                      1,381           903              -                  -
     Prior service cost                                       (10,553)       (6,895)             -                  -
     Net loss                                                   5,550           955            959              4,442
Net periodic benefit cost                                      31,191        17,438         20,511             27,290
                                                         ==============  ============  =============  =================

The work force reduction program completed in 2001 (see Note 23 - Work force reduction program) resulted in a net expense of Bs. 19,189 and Bs. 16,920 for pension and postretirement benefits, respectively, derived from additional termination benefits and curtailment, included in the accompanying statement of operations for the year ended December 31, 2001 as a special charge.

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                                 Pension Benefits           Other Benefits
                                                                --------------------   -------------------------
                                                                 2000        2001          2000          2001
                                                                --------    --------   -------------   ---------
Weighted-average assumptions as of December 31:
Discount rate                                                     7%          7%            7%            7%
Expected return on assets                                         5%          5%            5%            5%
Rate of compensation increase                                     2%          2%            2%            2%


These assumptions represent estimates of real rates of interest, compensation increases and health care cost trend rate increases rather than nominal rates.

b.       Income and other taxes
         ----------------------

The (benefit) provision for income taxes for the years ended December 31, in accordance with SFAS 109 is as follows:

                                                    1999         2000                    2001
                                           ----------------     --------------     ---------------
Current                                            17,391             39,779             43,024
Deferred                                          (81,134)           (64,798)            30,803
                                                                                   ---------------
                                           ----------------     --------------
                                                  (63,743)           (25,019)            73,827
                                           ================     ==============     ===============


  The components of deferred income tax liabilities (assets) for the years ended December 31 are as follows:

                                                                            2000              2001
                                                                     --------------     --------------
Current deferred income taxes:
     Allowance for doubtful accounts                                      (21,643)           (16,197)
     Concession tax                                                       (38,649)           (18,705)
     Amounts payable to shareholders                                       (2,488)            (2,451)
     Early retirement program                                             (45,906)              (262)
     Accounts not deductible until paid                                    (8,710)            (9,914)
     Investment tax credits                                               (53,791)           (30,238)
     Other (not individually significant)                                  (4,544)            (8,215)
                                                                     --------------     --------------
            Total                                                        (175,731)           (85,982)
Non current deferred income taxes:
     Capitalized labor, interest and related overhead                     242,561            198,159
     Pension expense                                                      (66,805)           (71,300)
     Post-retirement benefit expense                                      (68,878)           (77,311)
                                                                     --------------     --------------
            Total                                                         106,878             49,548
                                                                     --------------     --------------
                                                                          (68,853)           (36,434)
Valuation allowance                                                     -                      5,914
                                                                     --------------     --------------
            Total deferred tax                                            (68,853)           (30,519)
                                                                     ==============     ==============

Total income taxes are different than the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

                                            1999          %           2000            %           2001           %
                                         ------------  ---------   ------------  ------------  ------------  ----------
Income (loss) before income taxes and
   cumulative effect of accounting
   change, net of tax                       149,520                    (8,932)                    120,912
Statutory income tax rate                        34%                       34%                         34%
                                         ------------              ------------                ------------
Tax provision at statutory  income tax
   rate                                      50,837      34.0          (3,037)        34.0         41,110       34.0
Non taxable book inflation adjustment       148,438      99.3         157,905     (1,767.9)       176,613      146.1
Investment tax credits                     (123,364)    (82.5)        (48,794)       546.3        (20,220)     (16.7)
Tax inflation adjustment                   (118,365)    (79.2)       (126,442)     1,415.6       (122,566)    (101.4)
Other                                       (21,289)    (14.2)         (4,651)        52.1         (1,110)      (0.9)
                                         ------------  ---------   ------------  ------------  ------------  ----------
                                            (63,743)    (42.6)        (25,019)       280.1         73,827       61.1
                                         ============  =========   ============  ============  ============  ==========

For 1999, the caption other includes reversal of an existing tax provision recorded in 1998.

c.       Comprehensive income
         --------------------

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

d.       Accounting for Derivative Instruments and Hedging Activities
         ------------------------------------------------------------

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), establishes a new accounting and reporting model for derivatives and hedging activities. The Company currently does not engage in hedging activities and has no derivative instruments, as there is no substantive organized market for financial instruments and derivatives in Venezuela. The adoption of SFAS 133 did not have a significant impact on CANTV's financial statements.

e.       Recently issued accounting pronouncements
         -----------------------------------------

In June 2001, the FASB issued SFAS 141 and 142 entitled, "Business Combinations" and "Goodwill and other Intangible Assets", respectively. SFAS 141, among other things, eliminates the pooling of interests method of accounting for business combinations entered into after June 30, 2001. The Company did not engage in any business combination during 2001. With the adoption of SFAS 141, goodwill will no longer be subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill will be recognized as an extraordinary gain at the time of the business combination. SFAS 142 is effective for financial statements of fiscal years beginning after December 15, 2001, and the Company plans to adopt these new standards in 2002. CANTV does not expect the adoption of SFAS 141 and 142 to have a significant impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS 143 entitled "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements of fiscal years beginning after June 15, 2002 and the Company plans to adopt this new standard in 2003. CANTV expects that the adoption of SFAS 143 will not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In August 2001, FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 will be effective for financial statements of fiscal years beginning after December 15, 2001, and the Company plans to adopt this new standard in 2002. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", although it retains the fundamental provisions of SFAS 121. SFAS 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. CANTV does not expect the adoption of SFAS 144 to have a significant impact on the Company's consolidated financial statements.

30. SUBSEQUENT EVENT:
    -----------------

Effective February 12, 2002, the National Government decreed the free currency fluctuation, which stopped the band system that formerly ruled the exchange transactions from April 1996. Therefore, the exchange rate used for purchases and sales of currencies is fixed based on the free market fluctuation resulting from the supply and demand. Additionally, from February 18, 2002, the Central Bank of Venezuela purchases and sells currencies in the market through an auction system with the foreign exchange market operators. At June 12, 2002, the exchange rate was Bs. 1,164.25 per U.S. dollar, which represents a bolivar devaluation of 54% in comparison with the exchange parity at December 31, 2001. The Company's management monitors the effect of free currency fluctuation on its financial statements and any impact will be recorded during 2002.

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

                           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)

                           By:   /s/ Armando Yanes
                               ------------------------------------------------
                                Name:  Armando Yanes
                                Title: General Manager, Chief Financial Officer

         June 28, 2002