Form 20-F
period 2002-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2003-06-30
CIK 1025862

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14538

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

(Exact name of Registrant as specified in its charter)

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s name into English)

BOLIVARIAN REPUBLIC OF VENEZUELA

(Jurisdiction of incorporation or organization)

AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMUNICACIONES,

NUEVO EDIFICIO ADMINISTRATIVO, PISO 1, APARTADO POSTAL 1226

CARACAS, VENEZUELA 1010

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class D Shares of common stock, par value Bs.36.90182224915 per share	New York Stock Exchange*

American Depository Shares (ADSs) each of which represents 7 Class D Shares of common stock	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Shares	251,178,710	Class C Shares	91,937,776
Class B Shares	51,900,000	Class D Shares	392,124,363

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

(i)

INTRODUCTION

As used in this Form 20-F, unless the content otherwise requires, the “Company” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and its consolidated subsidiaries, and “CANTV” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “bolivars” or “Bs.” are to Venezuelan bolivares, the legal tender currency of the Bolivarian Republic of Venezuela (“Venezuela”). References to access “lines in service” are to lines billed. References to “minutes of use” are to billed minutes of use excluding free minutes offered under certain calling plans.

The Company prepares its financial statements in constant bolivars and in conformity with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”). Venezuelan GAAP differs in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 25 to the Audited Consolidated Financial Statements of the Company as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (the “Audited Financial Statements”) also included in this Form 20-F for a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under Venezuelan GAAP for the years ended December 31, 2000, 2001 and 2002 and total stockholders’ equity as of December 31, 2001 and 2002.

The Venezuelan GAAP financial information of the Company presented herein has been restated to reflect the adoption of International Accounting Standard No. 19 “Employee Benefits” (“IAS-19”) retroactively since 1999. The Venezuelan GAAP and U.S. GAAP financial information of the Company for the year 2001 presented herein has been restated to reflect an adjustment to revenues in respect of airtime credits granted to wireless customers in 2002. In addition, the Company has restated the Venezuelan GAAP financial information for all years presented herein to reflect the change in accounting treatment of shares held in trust for distribution in the form of awards to employees. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impact of Restatements.”

Pursuant to Venezuelan GAAP, financial data regarding the Company have been adjusted to reflect the effects of inflation using the Indice General de Precios al Consumidor del Area Metropolitana de Caracas (Index of Consumer Prices of the Caracas Metropolitan Area) (the “Consumer Price Index” or “CPI”) published by the Banco Central de Venezuela (the “Central Bank of Venezuela”). See Note 4(b) to the Audited Financial Statements. Unless otherwise specified, financial data regarding the Company is presented in this Form 20-F in constant bolivars as of December 31, 2002. Although the restatement of nominal bolivar amounts into constant bolivar amounts lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this Form 20-F to amounts in “nominal” bolivars or “historical” bolivars are to bolivars that have not been adjusted for inflation. As indicated in this Form 20-F, the rates the Company charges for certain telephone services are subject to regulation including adjustments to reflect the effects of inflation using the Indice de Precios al Mayor (the “Wholesale Price Index” or “WPI”) published by the Central Bank of Venezuela.

For the convenience of the reader, this Form 20-F contains translations of certain constant bolivar amounts into U.S. dollars at the average daily exchange rate announced by the Central Bank of Venezuela (the “Daily Exchange Rate”) on December 31, 2002 (unless otherwise specified), which was Bs. 1,403.00 = $1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into U.S. dollars or bolivars, as the case may be, at such rates or at any other rates. The translation of amounts expressed in nominal or constant bolivars as of a specified date by the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating nominal or constant bolivars as of another specified date.

On January 21, 2003, the Venezuelan Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading. Pursuant to the new exchange controls regime, the official selling exchange rate has been fixed at Bs. 1,600 per U.S. dollar and may be subject to periodic revision and adjustment by the Central Bank of Venezuela. See “Item 3. Key Information—Risk Factors—Exchange Controls and Currency Devaluation” and “Item 10. Additional Information—Exchange Controls.”

Operational data regarding the Company contained in this Form 20-F is presented as of December 31, 2002, unless otherwise stated.

Neither the Government of Venezuela (the “Government”) nor private independent sources publish definitive data regarding telecommunications markets in Venezuela. However, certain Government entities have published statistics on wireless service competitors, which the Company has used in computing the market share data relating to such competitors. Additional data, including population data, were obtained from third-party sources. To the extent estimates are contained in this Form 20-F, the management of the Company believes that such estimates, which are based on internal data, are reliable but they have not been confirmed by independent sources.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following table presents selected financial information for each of the years in the five-year period ended December 31, 2002 and should be read in conjunction with and is qualified in its entirety by reference to the Audited Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F. The Company’s Audited Financial Statements have been prepared in accordance with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant bolivars as of December 31, 2002. See “Item 5. Operating and Financial Review and Prospects—Introduction” and Note 4(b) to the Audited Financial Statements for a discussion of the methodology used to prepare the constant bolivar financial statements. Note 25 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and total stockholders’ equity at December 31, 2001 and 2002.

	Year Ended December 31,
	1998 (1)		1999 (1)		2000 (1)(2)		2001 (1)(4)(8)		2002 (1)		2002 (3)
	(in millions, except per share and per ADS data)
Income Statement Data: (9)
Venezuelan GAAP:		Restated		Restated		Restated		Restated
Wireline services	Bs.	2,289,755	Bs.	2,725,772	Bs.	2,625,601	Bs.	2,385,522	Bs.	2,021,429	$1,441
Wireless services		511,528		483,484		440,500		517,811		570,780	407
Other telecommunications- related services		54,267		64,613		68,047		72,949		86,694	62

Total operating revenues		2,855,550		3,273,869		3,134,148		2,976,282		2,678,903	1,910
Operating expenses		(2,529,862)		(3,028,803)		(3,108,068)		(2,778,902)		(2,572,212)	(1,834)

Operating income		325,688		245,066		26,080		197,380		106,691	76
Other expenses, net		(42,799)		(61,089)		(52,066)		(31,815)		(15,699)	(11)

Income (loss) before income taxes and cumulative effect of accounting change		282,889		183,977		(25,986)		165,565		90,992	65
Income tax provision		1,955		22,820		52,196		56,454		23,481	17

Income (loss) before cumulative effect of accounting change		280,934		161,157		(78,182)		109,111		67,511	48
Cumulative effect of accounting change		—		—		(59,695)		—		—	—
Minority Shareholders’ Interest (10)		—		(349)		189		(239)		(665)	—

Net income (loss)	Bs.	280,934	Bs.	160,808	Bs.	(137,688)	Bs.	108,872	Bs.	66,846	$48

Earnings (loss) per share before cumulative effect of accounting change		283.31		162.42		(82.92)		120.54		86.11	0.06
Earnings (loss) per ADS before cumulative effect of accounting change		1,983.17		1,136.94		(580.44)		843.78		608.86	0.43

Earnings (loss) per share		283.31		162.07		(146.03)		120.28		86.11	0.06
Earnings (loss) per ADS		1,983.17		1,134.49		(1,022.21)		841.96		602.77	0.43
Basic and diluted earnings (loss) per share (5)		283.31		162.07		(146.03)		120.28		86.11	0.06
Basic and diluted earnings (loss) per ADS (5)		1,983.17		1,134.49		(1,022.21)		841.96		602.77	0.43
Cash dividends declared per share (6)		292.11		104.29		97.32		90.84		190.99	0.14
Cash dividends declared per ADS (6)		2,044.77		730.03		681.24		635.88		1,336.93	0.98
Extraordinary cash dividends declared per share (6)		—		167.12		—		693.42		165.00	0.12
Extraordinary cash dividends declared per ADS (6)		—		1,169.83		—		4,853.94		1,155.00	0.82
Average shares outstanding (7)		991.63		992.23		942.90		905.15		776.20	776.20

	1998 (1)	1999 (1)	2000 (1)(2)	2001 (1)(4)(8)	2002 (1)	2002 (3)
	(in millions, except per share and per ADS data)
U.S. GAAP:
Total operating revenues	Bs. 2,855,550	Bs.3,273,869	Bs.3,134,148	Bs.2,976,282	Bs. 2,678,903	$1,910
Operating income	306,078	233,496	30,833	172,402	107,555	77
Net income (loss)	313,796	291,565	(38,640)	48,963	103,720	74
Earnings (loss) per share	316.44	293.85	(40.97)	54.10	133.63	0.09
Earnings (loss) per ADS	2,215.11	2,056.94	(286.82)	378.71	935.38	0.67
Cash dividends declared per share (6)	292.11	104.29	97.32	90.84	190,99	0.14
Cash dividends declared per ADS (6)	2,044.74	730.03	681.24	635.88	1,336.93	0.98
Extraordinary cash dividends declared per share (6)	—	167.12	—	693.42	165.00	0.12
Extraordinary cash dividends declared per ADS (6)	—	1,169.83	—	4,853.92	1,155.00	0.82
Average shares outstanding (7)	991.63	992.23	942.90	905.15	776.20

(1)	Bolivar amounts are in constant bolivars as of December 31, 2002.
(2)	Year 2000 data includes a workforce reduction charge of Bs. 162.6 billion or approximately $116 million related to a workforce reduction program. See “Item 5. Operating and Financial Review and Prospects.”
(3)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,403.00 = $1.00, the Daily Exchange Rate on December 31, 2002. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all.
See “—Exchange Rates.”
(4)	In 2001, the Company recorded a one-time charge of Bs. 47.4 billion or approximately $34 million, for special termination benefits, related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. See “Item 5. Operating and Financial Review and Prospects.”
(5)	During the periods presented, there were no common stock equivalents having a dilutive effect.
(6)	In 1998, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 124.10 and Bs. 868.70, respectively. The Company paid the dividends declared in 1998 in two equal payments. The first payment represented $0.12 per share and $0.81 per ADS and the second payment represented $0.11 per share and $0.75 per ADS. In 1999, the Company declared and paid an ordinary dividend and an extraordinary dividend. Ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 55.33 and Bs. 387.31, respectively, or $0.09 and $0.63, respectively. Extraordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 100.00 and Bs. 700.00, respectively, or $0.15 and $1.05, respectively. In 2000, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 60.00 and Bs. 420.00, respectively, or $0.09 and $0.63, respectively. On March 27, 2001, the Company declared an ordinary cash dividend of Bs. 63 per share and Bs. 441 per ADS, or $0.09 per share and $0.62 per ADS. This dividend was paid on April 6, 2001. On October 24, 2001, the Company declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS payable in two installments. The first payment of Bs. 284 per share and Bs. 1,988 per ADS equivalent to $0.38 per share and $2.66 per ADS, respectively, was made on December 10, 2001. The second payment of Bs. 236 per share and Bs. 1,652 per ADS equivalent to $0.26 per share and $1.82 per ADS, respectively, was made on March 18, 2002. On March 22, 2002, the Company declared an ordinary cash dividend of Bs. 41.60 per share and Bs. 291.2 per ADS, equivalent to $0.03 per share and $0.21 per ADS. This dividend was paid on June 6, 2002. On December 10, 2002, the Company declared an extraordinary dividend of Bs. 165 per share and Bs. 1,155 per ADS equivalent to $0.12 per share and $0.84 per ADS. The Company also declared the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share and Bs. 980 per ADS equivalent to $0.10 per share and $0.70 per ADS. These dividends were paid on January 15, 2003. Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date. See “—Risk Factors—Exchange Controls and Currency Devaluation” and “Item 10. Additional Information—Exchange Controls.”
(7)	The average shares outstanding does not include shares held by the Company for distribution to employees in the form of awards.
(8)	As of December 31, 2001, consolidated financial statements have been restated in order to reflect an accounting change related to a promotion for cellular subscribers, which resulted in a net reduction to revenues, operating income and net income of approximately Bs. 19,402.
(9)	Venezuelan GAAP financial information has been restated to reflect the adoption of IAS-19 retroactively since 1999. Venezuelan GAAP and U.S. GAAP financial information for 2001 has been restated to reflect the change in accounting treatment adopted for the promotion for cellular subscribers in 2002. These restatements resulted in changes to reported operating expenses; operating income; other expenses, net; and net income. The Venezuelan GAAP financial information for all years presented herein has also been restated to reflect a change in accounting for shares held in trust to be distributed in the form of awards to employees. These shares are treated as a reduction to stockholders’ equity and the trust that holds such shares has been consolidated with the Company. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impact of Restatements” for a comparison of restated amounts versus previously reported balances.
(10)	Minority Shareholders’ Interest represents the equity loss (income) in subsidiaries that are not wholly owned. CANTV owns 80% of Caveguias, and owned 51% of Altair until May 2002, when CANTV acquired the remaining 49%.

	At December 31,
	1998 (1)		1999 (1)		2000 (1)		2001 (1)(4)		2002 (1)		2002 (2)
	(in millions, except per share and per ADS data)
Balance Sheet Data:(4)
Venezuelan GAAP:
Working capital	Bs.	452,297	Bs.	605,794	Bs.	436,323	Bs.	(190,151)		Bs. (33,314)	$(24)
Property, plant and equipment, net		5,556,980		5,208,557		4,761,313		4,069,499		3,634,420	2,590
Total assets		7,378,393		7,192,995		6,786,723		5,583,298		5,180,197	3,692
Total indebtedness		740,310		660,316		584,698		473,959		404,807	289
Capital stock		2,147,647		2,145,050		1,989,248		1,692,816		1,692,816	1,207
Total stockholders’ equity (3)		5,547,175		4,995,778		4,449,744		3,356,385		3,150,772	2,245

U.S. GAAP:
Property, plant and equipment, net	Bs.	5,643,757	Bs.	5,310,262	Bs.	4,878,156	Bs.	4,194,599	Bs.	3,772,447	$2,689
Capital stock		2,094,849		2,092,252		1,936,449		1,640,018		1,692,816	1,207
Total assets		7,430,318		7,260,548		6,944,623		5,755,020		5,385,470	3,839
Total stockholders’ equity (3)		5,456,526		5,279,093		4,832,104		3,678,839		3,499,298	2,494

(1)	Bolivar amounts are in constant bolivars as of December 31, 2002.
(2)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,403.00 = $1.00, the Daily Exchange Rate on December 31, 2002. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See “—Exchange Rates.”
(3)	Stockholders’ equity and net assets are interchangeable, but generally stockholders’ equity applies to business enterprises and net assets to not-for-profit organizations. Reduction in 2001 primarily due to repurchased shares of Bs. 590,572 million.
(4)	Venezuelan GAAP financial information has been restated to reflect the adoption of IAS-19 retroactively to 1999. Venezuelan GAAP and U.S. GAAP financial information for 2001 has been restated to reflect the change in accounting treatment adopted for the promotion for cellular subscribers in 2002. These restatements resulted in changes to reported operating expenses; operating income; other expenses, net; and net income. The Venezuelan GAAP financial information for all years presented herein has also been restated to reflect a change in accounting for shares held in trust to be distributed in the form of awards to employees. These shares are treated as a reduction to stockholders’ equity and the trust that holds such shares has been consolidated with the Company. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impact of Restatements” for a comparison of restated amounts versus previously reported balances.

	Year Ended December 31,
	1998	1999	2000	2001	2002
Inflation and Devaluation Data:
Increase in Consumer Price Index	29.9%	20.0%	13.4%	12.3%	31.2%
Increase in Wholesale Price Index	23.3%	13.6%	15.8%	10.2%	44.4%
Rate of bolivar devaluation	11.9%	14.9%	7.8%	8.3%	85.1%

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding at December 31, 1998, 1999, 2000, 2001 and 2002 under Venezuelan GAAP were 991,633,000; 992,229,000; 942,903,329; 905,150,957 and 776,201,812 shares, respectively. Shares held in trust for distribution to employees in the form of awards have been deducted from stockholders’ equity, and are not included in the calculation of average shares outstanding.

Exchange Rates

The following table sets forth the average, high, low and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as bolivars per U.S. dollar concerning bolivar/U.S. dollar exchange rates for the years 1998, 1999, 2000, 2001 and 2002, each of the last three months of 2002 and each of the first five months of 2003:

Year Ended December 31,	High (1)	Low (1)	Average (2)	End of Year (3)
1998	582.50	511.15	550.72	565.00
1999	649.25	573.75	609.41	649.25
2000	700.50	655.75	682.41	700.50
2001	758.00	701.25	726.55	758.00
2002	1,473.00	766.20	1,200.00	1,390.50

Monthly	High (4)	Low (4)	Average (5)	End of Month (6)
Year 2002
October	1,496.00	1,373.00	1,440.50	1,425.00
November	1,430.00	1,313.50	1,358.61	1,323.50
December	1,399.50	1,256.00	1,328.29	1,390.50

Year 2003
January	1,923.50	1,393.50	1,714.45	1,923.50
February (7)	1,923.50	1,600.00	1,736.21	1,600.00
March	1,600.00	1,600.00	1,600.00	1,600.00
April	1,600.00	1,600.00	1,600.00	1,600.00
May	1,600.00	1,600.00	1,600.00	1,600.00

(1)	The highest and lowest of the Noon Buying Rates for the bolivar per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last date of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Pursuant to the recently adopted Government controls on foreign exchange, the official selling exchange rate has been fixed at Bs. 1,600 per U.S. dollar and may be subject to periodic revision and adjustment by the Central Bank of Venezuela.

On May 31, 2003, the Noon Buying Rate was Bs. 1,600.00 = $1.00 (equivalent to Bs. 1.00 = $0.00063).

The Company’s financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading. The new rules severely restrict the access of companies and individuals to foreign currency. As of May 31, 2003 foreign exchange activities have not been fully normalized and only limited foreign currency exchange requests have been approved. The official selling exchange rate has been fixed at Bs. 1,600 per U.S. dollar and may be subject to periodic revision and adjustment by the Central Bank of Venezuela.

For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates as well as exchange controls on the Company, its results of operations and financial condition and on the market price, liquidity of, and return on investment on the American Depositary Shares (the “ADSs”) and the Class D Shares, see “—Risk Factors—Exchange Controls and Currency Devaluation,” “Item 5. Operating and Financial Review and Prospects” and “Item 10. Additional Information—Exchange Controls.”

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to Venezuela

Venezuelan Political Risk

Substantially all of the Company’s businesses are conducted in Venezuela. The Company’s results of operations and financial condition have been, and are expected to continue to be, affected generally by inflation, exchange rates, interest rates, changes in Government leadership and policy, taxation and other political, economic or other developments in or affecting Venezuela. Venezuela has had continuous democratically elected governments since 1958. However, overthrows of the Government were attempted in 1992 and again in April 2002, but were quickly suppressed by military and civil forces. In May 1993, the Venezuelan Senate voted to authorize impeachment proceedings against then-President Carlos Andres Perez. The current President, Hugo Chavez Frias, who led one of the 1992 coup attempts, was elected in December 1998 and took office in February 1999. In April 2002, after growing protests, President Chavez was himself subject to a governmental coup that lasted three days, and ended with his reinstatement as president on April 14, 2002. In the months following the reinstatement of President Chavez there was an escalation in public protests culminating in nationwide strikes.

Since taking office, the government of President Chavez has implemented significant political changes. The Chavez administration convened the National Constituent Assembly for the purpose of writing a new Venezuelan Constitution, which became effective on December 30, 1999 and provided for a new “Citizen Power” branch of the Government in addition to the President, National Assembly and Supreme Justice Court. On July 30, 2000 President Chavez was re-elected and his political party, the Fifth Republic Movement (Movimiento Quinta Republica), also won 77 of 165 seats in the Congress. President Chavez’s government has relied heavily on his connection with the Venezuelan military and there has been increasing controversy over the use of armed forces personnel in traditionally non-military roles. For example, President Chavez appointed active and retired military officers to high government posts including the presidencies of the major state-owned corporations, Petroleos de Venezuela, S.A. (“PDVSA”), CITGO Petroleum Corporation and Corporacion Venezolana de Guayana. In August 2000, President Chavez announced plans for broad economic reform, designed to promote private investment and economic growth. In November 2000, the Venezuelan National Assembly passed the Ley Habilitante (the “Enabling Law”), which allowed President Chavez for a one-year period to enact laws by decree relating to infrastructure and the financial sector, which are believed to have negatively affected foreign investment.

On November 13, 2001, President Chavez enacted forty-nine (49) laws under the Enabling Law, including the Hydrocarbons Law, Land and Agricultural Development Law, Fishing and Aquaculture Law, Coastal Zones Law, General Law of Marine and Related Activities, General Banking and other Financial Institutions Law, Cooperative Association Special Law, Partial Reform of Auction Law, Road Transit Law and the Statute of Public Function Law. The approval of these laws has created controversy and has been called into question by the business sector and other analysts because of their state-interventionist and undemocratic orientation. Together, these laws are believed to have affected private and foreign investment and could jeopardize property rights.

The laws enacted in November 2001 under the Enabling Laws have also been questioned by La Federacion Venezolana de Camaras y Asociaciones de Comercio y Produccion (“Fedecamaras”) (The Venezuelan Federation of Commerce and Production Chambers and Associations), the leading federation of trade and industry organizations. Fedecamaras has expressed the view that these laws were approved without proper debate and without satisfying the consultative requirements for approving laws pursuant to the Organic Law of Public Administration and the National Constitution of 1999.

The discontent produced by the laws enacted in November 2001 under the Enabling Law developed into massive public protests. On December 10, 2001, Fedecamaras organized a national strike that received the support of all the important businesses sectors of the country (banking, commerce and industry) and paralyzed essentially all commercial activity. Additionally, some sectors have petitioned the Supreme Justice Court for partial or total nullification of these laws. Specifically, La Federacion Nacional de Ganaderos (“Fedenaga”) (The National Federation of Cattle Producers) filed a request for a nullification order against the Land and Agricultural Development Law, while Fedecamaras filed a nullification order against all of the laws approved under the Enabling Law. The National Assembly established a forum to discuss all the proposed reforms to these laws; in particular, Accion Democratica, an opposition political party, asked for a vacatio legis (an extension of the time period between the enactment of a law and the date on which it becomes effective) for all the laws.

Discontent and dissidence against the current Government have been continually expressed and reflect not only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasing confrontational attitude of the President against diverse social sectors considered as key institutions, such as the Catholic Church, the media and the Confederacion de Trabajadores de Venezuela (“CTV”) (Confederation of Venezuelan Workers), the largest labor organization. As indicated by several opinion polls (Consultores 21, Datanalisis and Alfredo Keller y Asociados), President Chavez’s popularity has declined from the 90% reported in 1999 to approximately 35% to 38% in the first quarter of 2003.

In early 2002, several active members of the armed forces and the National Assembly considered loyal to President Chavez publicly expressed their dissidence with the Government. Moreover, perceived uncertainty regarding laws enacted under the Enabling Law, particularly those relating to taxation and social security matters, and increasing tensions within the media, labor unions, management of PDVSA and industrial associations intensified and lead to regular demonstrations both in favor of and against the Government during early 2002. Managers of PDVSA, who did not support the appointment of President Chavez loyalists to the PDVSA’s board of directors and increased government control of the company, participated in a work slowdown in late February 2002 and began a strike on April 4, 2002. On April 9, 2002, leaders of the CTV and Fedecamaras joined the PDVSA strike, calling for a general strike that lasted three days and culminated on April 11, 2002 with a massive opposition march in Caracas. Violence between protesters and supporters of President Chavez during that march resulted in approximately 17 deaths. This event prompted dissident officers of the armed forces to intervene and ask President Chavez to resign. During the early hours of April 12, 2002, President Chavez, was forced out of office.

A transitional government led by Pedro Carmona Estanga, head of Fedecamaras, replaced President Chavez on April 12, 2002. Mr. Carmona’s decisions upon taking office to dissolve Venezuela’s elected National Assembly, fire members of the Supreme Justice Court and revoke the package of controversial laws enacted in November 2001 pursuant to the 2001 Enabling Law, was met with severe domestic and international criticism. Under pressure from military forces loyal to President Chavez and public demonstrations in support of President Chavez (who denied having resigned as president on April 12), and as a result of the lack of support for Mr. Carmona from moderate factions within the military and the general public, Mr. Carmona resigned and Hugo Chavez was reinstated as President on April 14, 2002. In a conciliatory move, President Chavez dissolved the then recently installed Board of Directors of PDVSA.

In response to the country’s political crisis, the Government decided in July 2002 to invite the OAS, the Carter Center, and the United Nations Development Program (UNDP) to act as mediators and aid in the negotiations between the Government and the political opposition. To this end, the Negotiation and Agreement Round Table (the “Round Table”) was inaugurated on November 8, 2002 made up of six government representatives and six representatives of the Democratic Coordinating Council (Coordinadora Democratica), an anti-government alliance and with OAS General Secretary Cesar Gaviria acting as international mediator. The Round Table’s main objectives were an electoral agreement to resolve the country’s political crisis through elections and achieve consensus on strengthening the electoral system, disarming the civil population, and creating a “Truth Commission” to investigate the tragic events of April 11, 2002. A tripartite technical group was also formed, comprised of the OAS, the Carter Center, and the UNDP, whose task was to provide technical support to the mediators and supervise the fulfillment of any electoral agreement. In addition, the creation of a “Group of Friends” (Spain, Portugal, the United States, Chile, Mexico, and Brazil) was also intended to strengthen the active role of the international participants.

Among specific proposals discussed for solving the political crisis were (i) a Recall Referendum (the Referendo Revocatorio) to revoke the President’s mandate, (ii) a constitutional amendment to shorten the presidential term and call for early elections and (iii) a Constitutional Assembly with powers to call for elections, dismiss the President and other branches of the Government and write a new constitution.

In the absence of an electoral agreement at the Round Table, former U.S. President Jimmy Carter proposed two options: a modified constitutional amendment to shorten the presidential term from six years to four with general elections to follow, or for the President to commit to holding a Recall Referendum no later than August 19, 2003 with general elections held prior to September 19, 2003. The Government expressed its support for the Recall Referendum option and the opposition supported the constitutional amendment but later agreed to the Recall Referendum. The Recall Referendum has four basic elements: (i) the Supreme Tribunal of Justice established the date of the Recall Referendum for August 19, 2003, (ii) the National Assembly is to elect the Electoral Council (CNE), (iii) the Recall Referendum is held on August 19, 2003 and (iv) in the event President Chavez loses the Recall Referendum, general presidential elections would be held 30 days later. President Chavez would be allowed to run for re-election in the general presidential elections if he determines.

On December 2, 2002, a general strike was called by Fedecamaras, the CTV, and most of the opposition political forces organized in the Democratic Coordinating Council. Its main goal was to force the President from office. A significant part of the oil industry’s personnel joined the strike, resulting in a suspension of oil exports and shortages of gasoline and household gas in the domestic market and a substantial paralysis of the non-oil sector. The actions taken by the Government after the December general strike focused chiefly on the firing of approximately 18,000 oil industry workers who had participated in the work stoppage. The Government also appointed a new PDVSA Board.

On February 2, 2003, the opposition collected enough signatures for initiating an alternative amendment, the Recall Referendum and a Constitutional Assembly as it became legally impossible to hold a referendum at that time.

During the months following the end of the general strike, the opposition weakened because of its failure to achieve any of its demands. Meetings of the Round Table participants became intermittent during the December 2002 general strike. Until April 2003, the Round Table produced no concrete results other than the February 18, 2003 signing by the Government and opposition representatives of a declaration against violence. On May 29, 2002, the members of the Round Table signed an agreement to resolve the political stalemate through an electoral process in accordance with the Venezuelan Constitution. The agreement includes a Recall Referendum for all elected government positions, including the Presidency which, pursuant to the Venezuelan Constitution, could be held no earlier than August 19, 2003, approximately the mid-point of President Chavez’s term in office. The implementation of this Recall Referendum is subject to the collection of signatures in favor from at least 20% of the total voting population and the approval of the CNE. To date, the Government’s strength lies in a fragmented opposition that is unable to generate disapproval with the Government that is shared by more than 60% of the population.

These events demonstrate the deepening divisions within the military as well as the discontent with President Chavez within the business and labor sectors. The issues and problems that drove many sectors of Venezuela society against President Chavez remain unsolved. These factors present an environment of increasing ungovernability, political polarization, and political and social instability. There can be no assurance that the economic and political uncertainty, which has negatively affected the growth of the Venezuelan economy in the past, will not persist.

The Government has historically exercised significant influence over the Venezuelan economy. In 1994 exchange controls were imposed, in 1996 constitutional rights were suspended, and most recently in 2003 exchange controls were again imposed. Although the Government has intermittently begun reform programs to lessen the public sector’s role in the economy over the last few years, it continues to exercise a significant influence over the economy. Government actions concerning the economy are likely to continue to have an important effect on:

•	the financial condition and results of operations of companies operating in Venezuela;

•	the ability of Venezuelan companies to make capital expenditures; and

•	the market prices, liquidity and return on securities carrying Venezuelan risk, such as the ADSs and the Class D Shares.

Economic Considerations

Demand for telephone services in Venezuela and the Company’s results of operations and financial condition have been, and are expected to continue to be, affected by the state of Venezuela’s economy. Venezuela’s gross domestic product (“GDP”) decreased by 7.2% in 1999, increased by 3.2% in 2000 and by 2.7% in 2001 and decreased by 8.9% in 2002. Not accounting for petroleum-related activities, Venezuela’s GDP decreased by 4.9% in 1999, increased by 2.7% in 2000 and 3.8% in 2001 and decreased by 6.5% in 2002. See “—Importance of Oil Sector.” In 2003, yearly average oil production will be below that of 2002.

Non-oil activity, for its part, could be undercut by falling consumption and investment in both the public and private sectors. Moreover, private sector consumption will be depressed by the falling of purchasing power in response to the increase in inflation, while private sector investment will decrease as a result of the drop in demand, the foreign exchange controls regime, the lagging effects of the general strike, and the continuing political uncertainty.

Prices are expected to rise at a faster pace than last year. The government estimates a 35% inflation rate for 2003. The country’s economic condition may worsen even more if oil prices decline substantially as a result of the rapid end to the conflict in Iraq and as a result of a possible weak recovery of the global economy.

The economic deterioration experienced last year may well continue in 2003. Only a political agreement to facilitate an institutional solution to the crisis can create the stability required for private investment and a full revival of the oil industry, which would make it possible to reverse the deteriorating economy trend during 2003. Such an agreement appears unlikely in the short-term.

There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company’s services or on the Company’s results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects.”

Inflation, Tariff Regulation and Price Controls

Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation as measured by the Consumer Price Index, or CPI, was 13.4%, 12.3% and 31.2% for 2000, 2001 and 2002, respectively, and as measured by the Wholesale Price Index, or WPI, was 15.8%, 10.2% and 44.4% for 2000, 2001 and 2002, respectively. Consumer and wholesale prices are expected to increase in 2003, fueled by currency devaluation. Consumer price inflation reached 31.2% in 2002 and 13.8% during the first five months of 2003. The Company estimates consumer and wholesale price inflation of 45% and 68%, respectively, for year end 2003 (in highly devaluationary periods, increases in wholesale prices tend to exceed increases in consumer prices, since the price increases in wholesale foreign components are higher than the price increases in domestic ones).

Prior to entering into an agreement in February 2000 with Comision Nacional de Telecomunicaciones (the National Commission of Telecommunications) (“CONATEL”) relating to, among other things, the rates CANTV charged for telephone services during 2000 (the “Agreement”), CANTV’s rates were regulated under the Concession (as described herein). See “Item 4. Information on the Company—Regulatory Framework.” The Concession had provided for a “price-cap” mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, they were in practice generally calculated based upon rates of inflation during the second quarter preceding the adjustment. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

The increase in CANTV’s tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company’s financial statements since the rate of inflation used in preparing the Company’s financial statements is based on the CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI prior to 2000. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession’s price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons or was unable to obtain approval to increase its tariffs as stipulated in the Concession until the Agreement.

Under the Agreement, the first tariff increase became effective on March 23, 2000 and the second tariff increase became effective on June 16, 2000. See “Item 4. Information on the Company—Regulatory Framework—Regulation and the Concession—The Agreement.” The tariffs under the Agreement were effective only until March 10, 2001 if CANTV and CONATEL were unable to reach an agreement on the tariffs to apply to CANTV after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000.

On February 19, 2001 pursuant to the Ley Orgánica de Telecomunicaciones (Gaceta Oficial N° 36,970, enacted on June 12, 2000) (the “New Telecommunications Law”), CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001 and the new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL is responsible for setting every six months the maximum tariffs applicable to CANTV as the established operator in the telecommunications services market in Venezuela taking into account as a basis the official indices for inflation and devaluation. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV to arrive at a consensus for the relevant basis for the proposed revised maximum tariffs. Under the new tariff-setting system, the maximum tariffs may be further re-adjusted upwards or downwards based on a formula tied to the Wholesale Price Index and the rate of devaluation in the bolivar. The new tariff-setting system provides for an extraordinary upward or downward re-adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of a comprehensive index based on the Wholesale Price Index and the rate of devaluation in the bolivar. See “Item 4. Information on the Company—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls.”

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law effective July 1, 2001 through June 14, 2002 and further revised tariffs were established effective June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans, Limited Plan (Plan Limitado), Classic Plan (Plan Clasico), and Talk More for Less Plan (Plan Habla Mas Por Menos). These three plans together with the flat rate plan and the prepaid plan constitute all of the tariff plans currently in effect. This revision enabled the migration of formerly subsidized residential customer’s to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. Pursuant to the revised tariffs the rates for (i) residential basic rent increased 43%, (ii) residential local usage decreased 9%, (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%, (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was approximately a 15% additional increase in the rates for local and approximately a 12% additional increase in domestic long distance calls from fixed to mobile. This increase was published in the Official Gazette No. 37,506 on August 15, 2002 and became effective on August 31, 2002.

In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However as a result of the tumultuous political events confronting Venezuela, none of the agreed upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in Official Gazette No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

Revised maximum tariffs for 2003 have been allowed for certain non-residential services and are to be applied in three parts during April, July and October pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette No. 37,669 on April 10, 2003 and effective on April 27, 2003. In connection with the revised tariffs, only the following services were subject to increases: (i) rates for non-residential basic services increased 28% for basic rent, 19% for local services and approximately 19% for domestic long distance and other miscellaneous services (installations, subscriptions etc.); (ii) rates for basic public telephony increased from 16% to 20% and (iii) basic rates for internet access increased approximately 65%. In July 2003, the second series of revisions to tariffs are expected to be implemented and an extra-ordinary adjustment of approximately 2% to these tariffs is also expected. Residential tariffs are not subject to revisions and remain unchanged pursuant to the new price controls regime.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made. Therefore, in periods of increasing inflation, CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s account receivable balance. Also to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the Bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could result in an adverse effect on the Company’s financial condition and results of operations.

Exchange Controls and Currency Devaluation

On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by American Depositary Shares (“ADSs”), American Depositary Receipts (“ADRs”), Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996.

The Central Bank of Venezuela, in order to avoid significant fluctuations in the exchange rate, intervened to maintain the exchange rate between 7.5% above and 7.5% below a reference rate set by it. Such reference rate was originally set at Bs. 470.00 per U.S. dollar and was adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar. The Central Bank of Venezuela indicated that such reference rate was to be adjusted by 1.16% to 1.28% monthly. Under this policy, the reference rate for the Central Bank of Venezuela was Bs. 700.00,

Bs. 758.00 at December 31, 2000, 2001, respectively. The sustained deterioration of Government revenue streams, as well as increasing political and legal instability, resulted in capital flight and the erosion of the foreign reserves in late 2001. On February 12, 2002, the government was forced to allow the bolivar to float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,403 per U.S. dollar on December 31, 2002. The currency devalued approximately 85.1% during 2002.

Reacting to the rapid decline of the bolivar, the Government suspended the trading of foreign currency on January 21, 2003 for five business days and controls on foreign currency exchange were established on February 5, 2003. The Government created by decree N° 2,302 (published in the Official Gazette No. 37,625) the Commission for Administration of Foreign Exchange (Comisión de Administración de Divisas) (“CADIVI”) and approved the initial rules (published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading. These regulations provide for an exchange control regime in Venezuela based on a single mandatory system. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela.

The new rules severely restrict the access of companies and individuals to foreign exchange. As of May 31, 2003 foreign currency activities have not been fully normalized and only limited foreign currency exchange requests have been approved. The official selling exchange rate may be subject to periodic revision and adjustment by the Central Bank of Venezuela. Dividends payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the foreign investment superintendence (SIEX). For dividend payment purposes, ADR programs must be registered with the Comisión Nacional de Valores (the Venezuelan National Securities Commission) (“CNV”) and must apply to CADIVI for the authorization to purchase foreign currency. The currency has lost approximately 14.0% of its value from December 31, 2002 to May 31, 2003 and the Company estimates a total devaluation for 2003 of 32%. See “Item 10. Additional Information—Exchange Controls.”

Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. The Company is currently making appropriate applications for foreign currency to CADIVI. The Company expects to be in a position to meet its U.S. dollar denominated obligations. However, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

Although the Company continually reviews opportunities to minimize its exposure to devaluation, under current market conditions, the Company does not engage in hedging activities. Reductions in the value of the bolivar against the U.S. dollar and other foreign currencies have significantly affected the business and operations of the Company in the past and may do so again in the future. If the value of the bolivar relative to the U.S. dollar continues to decline substantially, the Company’s consolidated net income and stockholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on, an investment in, the ADSs and the Class D Shares could also be adversely affected.

Cash dividends and other cash distributions, if any, with respect to the Class D Shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by The Bank of New York (the “Depositary”) in respect of such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary pursuant to the Deposit Agreement, to holders of ADSs would be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date. The distribution of dividend payments in U.S. dollars by the Depositary to ADS holders currently requires the approval by CADIVI under the recently adopted exchange control regime. The currency has lost approximately 14% from December 31, 2002 to May 31, 2003 and the Company estimates the total devaluation for 2003 will be 32%.

Investment Restrictions

The Government has in the past imposed restrictions on foreign ownership of Venezuelan equity securities, and continues to limit foreign investment in certain sectors of the economy, including television and radio stations, Spanish language newspapers and professional services regulated by specific national laws such as accounting and medical services. Currently there are no restrictions on foreign ownership of the Company’s equity securities. Although foreign investment restrictions were liberalized in January 1990, there can be no assurance that any such restrictions will not be reimposed. The reimposition of any such restrictions could have an adverse effect on the results of operations and financial condition of the Company and the market price and liquidity of the ADSs and the Class D Shares.

Importance of Oil Sector

The petroleum industry is central to and dominates the Venezuelan economy. Oil GDP increased by 2.0% in 1998, contracted by 7.4% in 1999, increased by 3.2% in 2000, contracted by 0.9% in 2001 and by 12.6% in 2002. In 2002, the oil industry accounted for an estimated:

•	25.4% of Venezuela’s total GDP;

•	approximately 48% of the Government’s total current revenues; and

•	81% of the total value of Venezuela’s exports.

Therefore, the rate of economic growth, the level of tax revenue, Government spending and Government borrowing and the supply of foreign exchange in Venezuela are materially affected by oil prices and general conditions in the international petroleum markets. A future downturn in the economic results of Venezuela’s petroleum industry may have a material adverse effect on the Venezuelan economy, which could adversely affect the financial condition and results of operations of the Company.

Beginning in the fourth quarter of 1997 and continuing through the first quarter of 1999, the Venezuelan economy was adversely affected by the significant decline in international oil prices. During this period, Venezuela and other oil producing nations realized lower per barrel oil prices than at any other time in the past ten years. As a result of the decline in oil revenues, cuts in Government spending and a decline in foreign and domestic private investment, the Venezuelan economy contracted in 1998. Beginning in April 1999, international oil prices increased partially as a result of production cuts mandated by the Organization of Petroleum Exporting Countries (“OPEC”). The Government has announced a desire to strengthen OPEC and continue with OPEC’s directed production cuts.

The average price of Venezuelan oil was $20.30 per barrel in 2001 and $22.20 per barrel in 2002. Despite the commitment by OPEC members to cut output, as a price stabilization mechanism, world oil prices have been falling since 2001. The continuation of OPEC-generated oil production constraints in the earlier part of 2002 have limited Government revenues. In February 2002, the Government, for budgetary purposes, restated its estimate for the average oil price for 2002 downward from $18.50 per barrel to $16 per barrel. To compensate for the expected shortfall in oil revenues, the Government announced spending cuts, a reform to the value added tax and the implementation of a financial transactions tax.

Under the power granted to President Chavez by the Enabling Law, the Hydrocarbons Law was enacted in November 2001. This law ratified the exclusive ownership rights of the state over PDVSA, the state oil company. Primary activities of exploration, extraction and storage are reserved for state enterprises or companies in which the state has a majority stake. The law reduced the maximum income tax rate for oil companies from 67% to 34% and increased royalties based on production and prices from 16.7% to 30%, one of the highest in any oil-producing country. The revenue impact of the royalty increase was in excess of the anticipated income tax reduction, making several PDVSA projects unprofitable. The Hydrocarbons Law limited the potential for foreign investments in the country’s oil sector by reserving exploration, extraction and storage for state-owned enterprises or those companies in which the state is a majority shareholder requiring legislative approval for all joint ventures and strategic alliances pursuant to the Public Patrimony Safeguard Act and the Public Credit Act. Additionally, the National Assembly retains the right to modify the terms of any proposed joint venture or strategic alliance. These factors have limited investors’ willingness to participate in financing of Government-controlled projects. Under the law, privately owned companies are allowed to operate in the refining sector but the Government has the right to set prices of refined products sold in the domestic market.

On December 2, 2002 opposition groups called for a national general strike that included both the private sector and the oil industry, which accounts for approximately 81% of the country’s exports. As a result, Venezuela’s oil production was drastically reduced. The irreconcilable positions of the Government and the opposition and oil industry leaders resulted in a longer-than-expected strike during which almost all commercial and economic activity was suspended. The opposition partially called off the strike on February 2, 2003 and commercial activity has since partially recovered. Oil industry leaders have decided to remain on strike until fired employees are rehired.

Recognizing the lasting damaging effects of the December 2002 strike on the economy and the country’s international reserves, the Government took action to reduce public expenditures, suspend the trading of foreign currency and, most recently, introduced an exchange control regime.

Different Corporate Disclosure and Governance

The securities laws of Venezuela, which govern publicly traded companies such as the Company, differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Venezuelan stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is subject to the periodic reporting requirements of the U.S. Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required for foreign issuers under the Exchange Act is more limited than the periodic disclosure required for U.S. issuers. In addition, the Venezuelan securities market is not as highly regulated and supervised as the United States securities market. Minority stockholders of the Company may also have fewer and less well defined rights under Venezuelan law and CANTV’s Estatutos (the “By-laws”) than they might have as minority stockholders of a corporation incorporated in the United States. See “Item 10. Additional Information—Memorandum and Articles of Association.”

The liability of stockholders of a Venezuelan company, such as CANTV, including holders of Class D Shares, for the company’s losses is generally limited to their shareholdings in the company. The Venezuelan Commercial Code provides, however, that in the event that a company’s accumulated losses

(calculated in accordance with Venezuelan GAAP on a constant bolivar basis), reduce stockholders’ equity to an amount equal to or less than two-thirds of the company’s capital stock (i.e., the aggregate of the par value of the company’s outstanding capital stock on a nominal bolivar basis) a stockholders’ meeting must be convened. At such meeting the stockholders must consider whether to: (i) liquidate the company, (ii) reduce the company’s capital stock to an amount equal to the company’s remaining stockholders’ equity, (iii) require capital contributions from stockholders to the extent required so that stockholders’ equity is equal to more than two-thirds of the company’s capital stock or (iv) take none of the foregoing actions. If accumulated losses reduce stockholders’ equity to an amount equal to or less than one-third of the company’s capital stock, the company must be liquidated unless a stockholders’ meeting is convened at which the stockholders determine to: (i) reduce the company’s capital stock to the company’s remaining stockholders’ equity or (ii) require capital contributions from stockholders to the extent required so that stockholders’ equity is equal to more than two-thirds of the company’s capital stock. If the stockholders decide to require capital contributions or to increase the capital stock as described above, each stockholder is required under penalty of forfeiture of such stockholders shares, to contribute additional capital to the company based upon the number of shares that it holds, provided that any stockholder that did not attend the meeting in person or by proxy or that voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share for the number of shares that it holds, calculated based upon the company’s most recent unconsolidated balance sheet that has been approved at a meeting of the company’s stockholders.

The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

•	Under Venezuelan GAAP, due to the economy of Venezuela having experienced periods of significant inflation in the recent past, the use of financial statements restated for general price level changes is allowed. In most circumstances U.S. GAAP does not allow for the restatement of financial statements for general price level changes;

•	Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation. U.S. GAAP requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement of Financial Accounting Standards No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured;

•	In accordance with Venezuelan GAAP, in its inflation adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is reflected in the financial statements;

•	In accordance with Venezuelan GAAP, the adoption of IAS-19 “Employee Benefits” provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS-19 provides for immediate recognition of the transition obligation or an amortization period of no more than 5 years whereas the U.S. GAAP standard SFAS 87 allows for an amortization period based on the average remaining service years of employees; and

•	In accordance with Venezuelan GAAP, the Company’s investments classified as available for sale are measured at their estimated fair value based on the Company’s intention and irrespective whether such investments are publicly traded or not. Under U.S. GAAP, the investments that are not publicly traded are carried at cost.

Venezuelan Taxation of ADSs and Class D Shares

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

For purposes of determining the taxable base in the distribution of dividends, and except as otherwise provided by an applicable treaty, the term “taxable dividend” for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits (from January 1, 2003 accumulated earnings and profits should be determined according to Venezuelan GAAP) exceeds the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term “dividend” usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

The unrealized gain derived from either accumulated or current earnings and profits for periods closing after January 1, 2001 with respect to the ADSs (whether in cash or in stock) will be treated as a Venezuelan foreign source income on the ADSs, taxable only to resident individuals and domiciled entities that are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela with respect to the ADSs.

Prospective investors of the ADSs should carefully read, and should also consult their tax advisors with respect to, the summary of Venezuelan and United States taxes set forth under “Item 10. Additional Information—Venezuelan Tax Considerations—Taxation of Dividends” and “Item 10. Additional Information—United States Federal Income Taxation.”

Enforceability of Civil Liabilities

CANTV is a “compañía anónima” organized under the laws of Venezuela. A majority of CANTV’s directors and officers and certain experts named herein reside outside the United States (principally in Venezuela). All or a substantial portion of the assets of such persons or CANTV are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or CANTV or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. CANTV has been advised by its Venezuelan counsel that there is uncertainty as to the enforceability, in original actions in Venezuelan courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Venezuelan courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Factors Relating to the Company

Concession and the New Telecommunications Law

The Company experienced certain difficulties in implementing certain aspects of the Concession, including both actions to be taken by the Government and by the Company under the Concession. There can be no assurance that any disputes that may arise between the Company and the Government in the future will be resolved expeditiously or in a manner favorable to the Company. See “Item 4. Information on the Company—Regulatory Framework” and Note 2 to the Audited Financial Statements.

The Concession contemplated the implementation of a rate rebalancing program to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers, thereby permitting CANTV to offer competitive pricing for its international and domestic long distance services by the year 2000. The Concession also contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions in Venezuela existing since 1994 and other factors, such rebalancing did not take place as contemplated in the Concession. On September 9, 1996, CANTV entered into an agreement with the Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) (the “Ministry”) designed to achieve the level of rate rebalancing originally contemplated by the Concession. In 1997, CONATEL delayed the quarterly rate increases and rate rebalancing authorized under the Concession and this agreement for fourteen days. In February 2000, following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession, CANTV and CONATEL entered into the Agreement with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. Until December 2002, there were no economic or other factors requiring the application of tariff rate rebalancing.

The New Telecommunications Law enacted on June 12, 2000 provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See “Item 4. Information on the Company—Regulatory Framework.” CANTV is subject to tariff regulation under the new regulatory framework until meaningful competition in the telecommunications services market in Venezuela is achieved. New market entrants are not subject to tariff regulation by CONATEL and are free to set rates. See “Item 4. Information on the Company—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls.”

As described above, the Government has implemented price controls that have delayed the implementation of increases in tariffs and limit the ability of the Company to raise the price of certain of its services and reduce the Company’s operating margins. There is no assurance when the current system of price controls will end, or if terminated that it will not be reinstated. If the Company is unable to change the prices of certain of its services in the future to reflect inflation and exchange rates, the Company’s financial condition and results of operation could be adversely affected. Please see “—Inflation, Tariff Regulation and Price Controls.” Moreover, while the Concession, the Agreement and the New Telecommunications Law do not require CANTV to agree to any change in its rate mechanism, there can be no assurance that CONATEL will not delay rate changes or attempt to revise the tariff-setting system and rate rebalancing mechanisms in ways which would have a material adverse effect on the Company’s financial condition and results of operations.

As the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations and quality and service standards to be established under the new regulatory framework. There is no assurance that the disparity of treatment will be reduced or that it will not worsen and have a negative effect on the ability of CANTV to compete with new market entrants. Inasmuch as CANTV continues to have its rates subject to regulation while new market entrants are free to set rates, it may also experience decreases to its profit margin as a result of the opening of the telecommunications services market to competition. The extent of any decrease in profit margins will depend, in part, on the number of new market entrants that compete with CANTV for the more lucrative long distance services while CANTV retains the larger share of the less profitable local services market that continues to be subject to price regulation. In the event that CANTV is unable to raise the rates it charges for local services without offsetting increases in call volume to compensate for losses in long distance service revenues, CANTV may experience an adverse effect to its financial condition and results of operation.

Delays in Receiving Payments from Government Entities

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, “Government entities”). In 2002, Government entities generated approximately 6% of the Company’s wireline revenues.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 56,816 ($40.5 million). In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 8,704 million from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government though Venezuelan National Public Debt Bonds of Bs. 63,562 million ($45.3 million) from the Government related to accounts receivable from prior years representing 49.5% of the outstanding balance at December 31, 2001. At December 31, 2002, Government entities owed the Company approximately Bs. 83.759 million ($59.7 million), of which approximately Bs. 43,482 million ($31.0 million) were outstanding from prior years. See Note 9 to the Audited Financial Statements. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially.

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

Collections

At December 31, 2002, the average number of days that receivables remained outstanding was approximately 46 days for all CANTV customers except Government entities, for which the average was approximately 266 days. The Company temporarily disconnected approximately 2.1 million wireline customers during 2002 due to non-payment with approximately 89% of such customers subsequently reconnected after payment of overdue amounts. The Company applies a reconnection fee, which varies depending on the type of customer. The Company also charges interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that significant number of customers will not be disconnected for failure to pay for services and that such factors will not continue to have an adverse impact on the Company.

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

On January 15, 1991 CONATEL granted the first cellular concession to Telcel BellSouth, C.A. (“Telcel”). On May 19, 1992, the Company purchased the other cellular concessions from the Government and established Telecomunicaciones Movilnet, C.A. (“Movilnet”).

In December 1996, Infonet Redes de Informacion, C.A. (“Infonet”) was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed digital fixed and mobile wireless services in rural areas in western Venezuela using global service mobile (“GSM”) technology and has also expanded its services into large population areas. In January 1998, two additional companies were granted multiple service concessions. Corporacion Digitel C.A. (“Digitel”) (since late 2000 majority owned by Telecom Italia) was granted a concession to provide service in seven central states and Digicel (formerly Consorcio Elca, C.A.) (“Digicel”) was granted a concession to provide service in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. Beginning in November 2000, the Government started the auction of frequencies for Wireless Local Loop (“WLL”) services. Five regions were defined, three permits in each region were auctioned and six concessions were granted. CANTV was not allowed to participate in this auction. See “Item 4. Information on the Company—Regulatory Framework—Competitive Framework.” Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors are able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers.

As of May 31, 2003, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. (“Genesis Telecom”), Entel Chile, S.A. (“Entel Chile”), Millicom International Cellular, S.A. (“Millicom”), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. (“ImpSat”), Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom Telecomunicaciones, C.A. (“Texcom”); Internet service providers

(“ISPs”), such as CANTV.Net, C.A. (“CANTV.Net”) (formerly CANTV Servicios, C.A.), T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; truncking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC, C.A. (“Conmovil”); and Cable TV operators, such as SuperCable ALK Internacional, C.A. (“SuperCable”), Cable Corp. TV, C.A. (“Cabletel”) and Corporacion Telemic, C.A. (“Intercable”), including DirectTV satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers. As of May 31, 2003, Telcel and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as local service providers in some of the states where they were granted multiple service concession.

CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services (“LMDS”) in each of five regions of Venezuela. LMDS is a fixed wireless service that offers a broad-band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, as well as the effectiveness of the Company’s efforts to compete successfully. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. There is no assurance that the Company will be able to operate effectively in a highly competitive environment.

Labor Relations

The Company’s employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federacion de Trabajadores de Telecomunicaciones de Venezuela (Federation of Telecommunications Workers of Venezuela) (“FETRATEL”). Approximately 33.5% of the Company’s 10,178 employees and approximately 46.9% of CANTV’s 7,271 employees at December 31, 2002 were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to work under the terms of the expired contracts during negotiations. However, the Company has experienced work stoppages from time to time. The most recent work stoppage (apart from the national strike affecting all of Venezuela in December 2002 and early 2003), which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997 the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement with FETRATEL, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, Bs. 30,000 weekly salary increase to all union workers on June 18, 2000 and merit increases in June 2000 and 2001. On July 17, 2002 a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement, which covers some 3,500 union employees in 28 unions, was retroactive to June 18, 2002. The new agreement provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provided for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus paid to all union employees in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the lack of wage increases since the expiration of the contract in June of last year.

The economic impact of the new labor agreement on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 21.9% and 26.4% for 2002 and 2003, respectively.

Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company. See “Item 6. Directors, Senior Management and Employees—Employees.”

Liquidity of Market for Class D Shares

The Venezuelan securities market is substantially smaller, less liquid and more volatile than the securities market in the United States and certain other countries. At May 31, 2003, the aggregate market capitalization of the seventeen largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 4,757,189 million ($2,973 million), of which the Company comprised approximately Bs. 1,577,290 million.

A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities market is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company is the largest company in Venezuela in terms of market capitalization and, at May 31, 2003, represented 33.2% of total market capitalization of the companies listed on the Caracas Stock Exchange.

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

Forward-Looking Information is Subject to Risk and Uncertainty

Certain statements contained in this Form 20-F contain “forward-looking” information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties, including (i) the implications to the Company of the economic or political situation in Venezuela, (ii) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition, (iii) the effects of inflation and devaluation and the imposition of exchange and price controls, (iv) the Company’s plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company’s implementation of such plans, (v) the Company’s plans to expand its service offerings, (vi) information as to potential competitors and as to the results the Company may obtain from its implementation of its business strategy, and (vii) the Company’s plans and ability to implement further tariff increases and rate rebalancing. Actual future results and trends may differ materially depending on a variety of factors discussed in this “Risk Factors” section and elsewhere in this Form 20-F, including, among others, the Company’s success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economy, regulatory conditions and Venezuelan political and legal developments.

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

CANTV is a “compañía anónima” incorporated in Venezuela as Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010 (58-212-500-6800). CANTV’s Internet website address is http://www.cantv.com.ve. The information on CANTV’s website is not incorporated into this document.

The Company had operating revenues and net income of Bs. 2,678,903 million and Bs. 60,173 million, respectively, for the year ended December 31, 2002. At December 31, 2002, the Company had approximately 2.7 million access lines in service and approximately 2.6 million wireless subscribers.

History

In December 1991, VenWorld Telecom, C.A. (“VenWorld”), a company organized under the laws of Venezuela by a private consortium of companies and majority owned by an indirect wholly-owned subsidiary of Verizon Communications Inc. (“Verizon”) (formerly GTE Corporation), acquired operating control and initially 40% of the equity share capital of CANTV from the Government through Banco de Desarrollo Economico y Social de Venezuela (Bank of Economic and Social Development of Venezuela) (formerly Fondo de Inversiones de Venezuela—the “Venezuelan Investment Fund”) for a purchase price of approximately $1,885 million. After VenWorld obtained operating control, the Company substantially increased the number of access lines in service, modernized its network, increased employee productivity, consolidated operations, strengthened management controls and improved network planning, design and construction. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the “Initial Public Offering”).

The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon included: T.I. Telefonica Internacional de España, S.A. (“Telefonica Internacional”); C.A. La Electricidad de Caracas, S.A.C.A. (“Electricidad de Caracas”), Venezuela’s largest private sector power generating and distribution company, a subsidiary of The AES Corporation (“AES”); Consorcio Inversionista Mercantil (“CIMA”), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. (“AT&T”) (together with their successors, collectively referred to as the “Participants in the Consortium”). The Participants in the Consortium contributed broad operating experience and expertise to the operation of the Company and provided the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium entered into service agreements with the Company to provide technical, consulting and other assistance. See “Item 7. Major Shareholders and Related Party Transactions.” VenWorld, as the holder of the Company’s Class A Shares, had the right until January 1, 2001 to elect the President of the Company and the four principal directors, which collectively comprise a majority of CANTV’s nine member Board of Directors. After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company’s Class A Shares, together with one of the two directors that had been elected by the Government as holder of the Company’s Class B Shares, are now elected by all holders of CANTV’s outstanding shares voting as a single class. See “Item 6. Directors, Senior Management and Employees.”

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed by VenWorld. The redemption of VenWorld shares enabled a shareholder to receive its pro rata portion of CANTV Class A Shares held by VenWorld, provided that the remaining VenWorld shareholders would not exercise a right of first refusal set forth in VenWorld’s by-laws. If the right of first refusal was exercised, the redeeming shareholder would receive cash for its CANTV Class A Shares. All Class A Shares transferred to an entity not affiliated with Verizon, Telefonica Internacional or Banco Mercantil, C.A. will be, pursuant to CANTV’s by-laws, automatically converted into Class D Shares. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries requested the redemption of their VenWorld shares. As of December 31, 2001, only Verizon, Telefonica Internacional, Banco Mercantil, C.A., as successor to CIMA, individually and as trustee, remained as VenWorld shareholders. As a result of these redemptions, VenWorld’s ownership in CANTV decreased from 43.19% at December 31, 2000 to 32.95% at December 31, 2001.

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2003, Verizon held directly or through affiliates 28.51% of CANTV’s shares and Telefonica Internacional de España, S.A. held through affiliates approximately 6.91% of CANTV’s shares.

CANTV operates the nation-wide fixed-line network in Venezuela. CANTV’s principal subsidiaries are Movilnet, CANTV.Net, Caveguias, C.A. (“Caveguias”) and Altair, C.A. (“Altair”). Movilnet was incorporated in Venezuela on March 24, 1992 and its business is to provide, manage and develop wireless telecommunications services. CANTV.Net was incorporated in Venezuela on January 26, 1994 and its business is to provide value-added services such as Internet access and data transmission. Caveguias was incorporated in Venezuela on November 12, 1975 and its business is to provide telephone directory information services. Altair, a provider of rural satellite telecommunications services, was incorporated in Venezuela on April 17, 1998 and became a wholly-owned subsidiary of CANTV on May 6, 2002.

The Company is subject to comprehensive regulation and supervision by the Ministry and CONATEL. See “—Regulatory Framework—Regulation and the Concession.”

Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased the percentage of digital access lines installed in the Company’s network from 66.1% at December 31, 1998 to 80.8% at December 31, 2002. All of the Company’s international and domestic long distance switches are digital. During 2002, the Company has also continued connecting several cities to newly built segments of a high capacity broad-band fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. Wireless subscribers have increased from approximately 639,107 at December 31, 1998, to approximately 2.6 million at December 31, 2002. Access lines in service have not significantly increased from 1998 because the Company has focused its efforts on improving service quality and technology. Additionally, CANTV has implemented a stricter policy for the assignment of lines to customers.

Since privatization, the Company has implemented a number of programs designed to lead to greater productivity and improved customer service. As a result of productivity improvements, the Company has been able to reduce the number of its employees and at the same time grow its business. Access lines in service per CANTV employee have increased from 199 at December 31, 1998 to 372 at December 31, 2002. As part of its customer service enhancements, the Company has automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnect and reconnect system. In addition, the Company has redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value-added services.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced a unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS ($24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV´s outstanding common stock for approximately Bs. 2,547 per share ($3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an Extraordinary Shareholders Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (The “Third Repurchase Program”). On October 9, 2001, the CNV issued Resolution 217 ordering VenWorld, holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase pursuant to the Company’s proposed Third Repurchase Program. On November 5, 2001, GTE Venholdings B.V., an indirect subsidiary of Verizon, informed the Company of its intention to tender a number of shares to ensure that its direct percentage ownership interest immediately prior to and after the consummation of the Third Repurchase Program remained the same. On October 19, 2001, the CNV authorized the Company’s Third Repurchase Program, subject to shareholders consent, and required AES to extend the date of its tender offer to expire simultaneously with the CANTV offer in The Third Repurchase Program.

On October 24, 2001, CANTV held an Extraordinary Shareholders’ Assembly to approve, in part, the proposed Third Repurchase Program submitted by CANTV’s Board of Directors. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program, CANTV began a cash tender offer at $30 per ADS in the United States and $4.29 per Class D Share of the Company in Venezuela. The period of the Company’s Third Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the Third Repurchase Program, each of VenWorld and GTE Venholdings B.V., an indirect subsidiary of Verizon, tendered a number of shares of the Company such that its ownership in the Company would be equal to its percentage ownership in the Company immediately prior to the completion of the Third Repurchase Program.

On the same date, the Extraordinary Shareholders’ Assembly also approved an extraordinary cash dividend of Bs. 520 per share ($0.70 per share) and Bs. 3,640 per ADS ($4.90 per ADS) which was paid in two installments, one of Bs. 284 per share ($0.38 per share) on December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share ($0.32 per share) on March 18, 2002 to shareholders of record as of March 6, 2002. At the same Extraordinary Shareholders’ Assembly, CANTV’s shareholders also approved an increase of such number of share comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing “Excellence Award” program and the creation of a new benefit plan called the “Value Fund,” which would include up to 5.5% of the capital stock of the Company. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares outstanding enabling Class C shareholders to sell to the Company Class C Shares in the aggregate number of shares equal to the proportional amount accepted under, and at the same price as the price offered pursuant to, the Third Repurchase Program. As of December 31, 2002, the Company had not increased the Excellence Award program or created the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. As of May 31, 2003 the Value Fund has not yet been created.

On December 10, 2002, shareholders at an Extraordinary Assembly declared an extraordinary dividend of Bs. 165 per share. On the same date, the Board also approved the advanced payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003. The remaining portion of the 2003 ordinary dividend of Bs. 71 per share (Bs. 497 per ADS) was approved on March 28, 2003 and was paid on April 23, 2003, to shareholders of record as of April 9, 2003. As announced on April 17, 2003, the distribution of the dividend payment in dollars by the Depositary bank to ADS holders is currently subject to approval by the Government’s commission for the acquisition of foreign exchange currency (CADIVI) under the recently adopted exchange control regime. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary bank pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

Company Strategy

The Company’s mission is to maximize shareholders value through communications solutions that exceed customer expectations and meet evolving global technological standards in telecommunications. To achieve this end, the Company focuses its strategy towards obtaining profitable growth in its telecommunications business through increase market focus and by continuing to selectively expand its network, broaden service offerings, increase network utilization, increase market penetration, reduce costs and improve overall productivity. Key elements of the Company’s strategy include:

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

CANTV Public And Private Corporations. This unit is responsible for the relationships with large corporations operating in Venezuela and government entities. It offers integrated telecommunications solutions to these important customers and seeks new business opportunities to support the growth of data transmission services. This business unit is focused on providing high quality telecommunications services ranging from voice and data transmission to customer network management. Its main achievements to date include: (i) conversion of an airline ticket reservation system covering 80% of Venezuela’s airline and traveler company market to an integrated system employing IP technology provisioned exclusively via CANTV’s network, (ii) establishment of strategic alliances with public institutions such as the Ministry of Finance, Infrastructure and Production and Commerce, state governments, universities, the Venezuelan Social Security Institute (I.V.S.S), the Caracas Metropolitan Mayor’s Office, and other institutions, and (iii) implementation of a digital Video Network platform to be widely used in various communications media with several executed service agreements with the country’s main television channels.

CANTV Enterprises. This unit offers telecommunications solutions to small and medium enterprises in the public and private sectors. During 2002, CANTV Enterprises focused its efforts on acquiring and developing a better understanding of its customers’ needs. CANTV Enterprises carried out a project referred to as the UNICA data base, which sought to identify and target the appropriate data and other value-added services for its customers. Price strategies and discounts were applied with the goal of maximizing telephony income. One of these strategies was the relaunching of the Enterprise Telephone Plan, offering discounts of 10% in local calls, 10% in Long National Distance and 20% in Long and International distance. The ADSL portfolio increased by 185% as a result of the efforts made in improving the attributes of higher speed plans and reducing installation time. Additionally, the service of technical attendance 0-800-ABACANTV was created, providing customer support 24 hours day. Participation in mobile lines and circuits of data also increased. In the enterprise segment, Televigilancia (remote images leases in real time through the Internet), Videoconferencing (interchange of audio, video and data in real time on the Web) and Customs Connection (remote connection that allows the customs agents to make transactions with the Servicio Nacional Integrado de Administracion Tributaria, SENIAT (National Integrated Service of Tax Administration) in a fast, easy and safe form) were also launched. Additionally, a new channel of sales was created called “Integrating”, which is made up of 92 companies specialized in the area of telecommunications and computer science and which was created in order to satisfy the needs of approximately 3,500 customers. This unit has also focused on reducing claims resolution time.

CANTV Mass Markets. This unit serves residential customers by seeking to increase services while decreasing the costs of providing these services. Its objective is to offer products and services under new technical platforms that promote usage and customer loyalty through improvements in customer care. Its strategy is focused on satisfying its subscribers through: (a) improvements at Customer Services Offices and External Collection Booths, (b) minimizing time spent waiting to speak to call center operators, (c) creation of new international and national access plans, (d) implementation of a new structure for local tariff plans, and (e) expansion of sales channels through the employment of the External Collection Booths. With the incorporation of 111 External Collection Booths nationwide, the Company had a total of 294 External Collection Booths by the end of 2002. As a result, far fewer people now pay their bills at Customer Service Offices, resulting in a 60% reduction in the volume of transactions and 1.63% reduction in waiting time. By year end, the External Collection Booths accounted for 73% of the money collected by the Company. In 2002, CANTV Mass Markets launched the following new plans and products: (a) the Destinations Plan that allows customers to use free minutes and preferential rates for a chosen country of destination, (b) the expansion of the Nights and Weekends Plan which extends the hours under the successful Nights and Weekends Plan, (c) the Talk More for Less Plan (Plan Habla Mas Por Menos) that introduces the concept of matching tariffs to customer consumption,

(d) the expansion of the “Message Center” service to the country’s five major cities, and (e) the expansion of the “Reverse Call Charge” to all customers in the Grand Caracas area. In the public telecommunications area, public telephony services increased with the incorporation of 110 new Communications Centers, bringing the total nationwide to 420. The network of public telephones rose by 2.8%, reaching a total of 90,211.

CANTV Interconnection. This unit serves telecommunication operators, Internet service providers and other value-added service providers. This unit also negotiates and settles agreements with international operators for incoming and outgoing voice traffic. Its strategy is to (i) become the preferred “carrier’s carrier” using the Company’s current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices and network quality; (iii) develop long-term strategic alliances; and (iv) maximize the efficiency of the Company’s interconnection facilities while minimizing costs. In May 2001, the Company entered into five revised interconnection agreements with telecommunication operators and, since then, has signed interconnection agreements for basic telecommunication and/or long distance services. These agreements stipulate the terms for interconnection between CANTV’s basic network system and the networks of these companies. Additionally the Company is continuously developing specific packages to encourage other telecommunications services providers to use the Company’s network. This unit continues to introduce new services to increase domestic and international traffic to strengthen its position in both the national and international data transmission markets.

Continue Expanding Wireless Services. The Company, through its wholly-owned subsidiary Movilnet, continues to expand its wireless communications business. The Company seeks to increase the revenues and margins of its wireless business by (i) minimizing customer acquisition costs; (ii) continuing the introduction of attractive products to the Venezuelan market; (iii) continuing the development of the wireless data market; (iv) expanding its geographic coverage and concentration in key markets; (v) continuing improvement of Movilnet’s market position through increased product segmentation; (vi) providing packages of services that maximize the utilization of Movilnet’s technological, marketing and personnel infrastructure; and (vii) centralizing marketing efforts and client service functions to better focus on customer care, build loyalty and improve customer satisfaction. During 2001 Movilnet began a migration of its network technology from Time Division Multiple Access (“TDMA”) to a third generation code division multiple access (“CDMA1X”). Movilnet launched CDMA 1X technology platform in November 2002, which provides high speed wireless data transmission and wireless internet access. During 2002, the Company coordinated its marketing efforts with Movilnet to better serve its large corporate customers and make efficient use of marketing resources. The new CDMA1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient usage of its voice spectrum. The new network increases capacity by approximately 30% as compared to TDMA. Movilnet will take advantage of this efficiency to grow market share in those areas of the country where it has less spectrum available, thus effectively increasing the total capacity of the system. CDMA1X provides a clear roadmap to high speed data services, allowing the Company to broaden its services and products portfolio. Movilnet will operate the CDMA1X network alongside its existing TDMA network for up to 10 years. This time frame should allow for existing TDMA users to be smoothly transitioned to the new technology. The implementation of this technology represented an investment of approximately $100 million.

Grow Data Transmission and Value-Added Services. The Company provides various telecommunications services, including data transmission and an array of value-added services such as voice mail, call waiting, call forwarding, call blocking, speed dialing, toll free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), direct long distance calling services to other countries, video conferencing, “web page” hosting, enhanced fax service, audio text, country-wide 900 service, Televoting, Telecontest and other intelligent network and data capabilities that increase network utilization. The Company plans to offer additional value-added services in the future and seeks to capture the largest share of this market by leveraging its existing infrastructure, its relationships with major shareholders such as Verizon and Telefonica Internacional and first-mover advantage, to be the first to offer new telecommunications services in Venezuela. Currently, the Company is providing mobile prepaid service which allows customers to make local, domestic and international long distance calls from any telephone, using a Dual Tone Multi-Frequency signal system. The payment system used for this mobile prepaid service is called “Unica”, currently used by Movilnet, CANTV and CANTV.Net for other prepaid services.

Consolidate Our Position as the Preferred Internet Service Provider in Venezuela. The Company seeks to remain the recognized market leader in the provision of Internet services. The Company’s strategy to retain the largest share of this high-growth market includes the development of an advanced services platform and integrated services network. The Company actively targets the development of Internet services in the corporate market by emphasizing long-term partnerships and delivering reliable and secure services aimed at ensuring the promises of the e-economy. The Company also continues to deliver and market its Internet services to medium and small-sized companies and to the broader consumer market.

Achieve “World Class” Efficiency Standards. The Company has made substantial progress in reducing costs and increasing productivity, reducing CANTV’s labor force by approximately 45.2% and increasing the number of access lines in service per CANTV employee by 87%, from 199 to 372, in each case, between December 31, 1998 and December 31, 2002. To facilitate the reduction in force, the Company has implemented special retirement programs to encourage workforce reductions. Other achievements include improvement of internal controls, consolidation of operator centers and centralization of the Company’s ordering and procurement processes. The Company is seeking to enhance the quality of its workforce through training programs, improved hiring practices and analysis of employee capabilities in connection with workforce reductions. The Company believes that these measures, in combination with the ongoing improvement of its network infrastructure, should continue to make possible substantial additional improvements in efficiency and productivity, which could result in improvements to operating margins.

Lead the Implementation of a Fair and Balanced Regulatory Framework. The Company seeks to promote a regulatory framework that will maintain and ensure the competitive position of the Company’s telecommunications businesses and thereby help support the continued and future development of Venezuela’s telecommunications infrastructure. Additionally, the Company seeks to ensure that it is compensated for providing access to its network. The Company has reached interconnection agreements with a number of competitive service providers and seeks to become Venezuela’s preferred carrier by leveraging its extensive country-wide fiber optic “backbone.”

Globalization. The Company continues to take advantage of its relationship with Verizon in order to benefit from its strengths in processes, systems and resources to strengthen the Company’s own competitive position. In addition, in April 2001 Movilnet and CANTV.Net changed their logos to resemble CANTV’s logo, as part of a brand name unification strategy. Using the same graphics and font, Movilnet adopted a new slogan “contigo siempre” (“Always with you”) and CANTV.Net changed its name from CANTV Servicios to CANTV.Net and adopted the new slogan “te acerca el futuro” (“Taking you closer to the future”).

Business Overview

Capital Expenditures

The Company made capital expenditures of approximately $706 million, $546 million, $442 million, $364 million, and $368 million in 1998, 1999, 2000, 2001 and 2002, respectively. The Company presently plans capital expenditures of approximately $80—$100 million in 2003 revised from $320 million estimated in December 2002. Expenditures are directed towards sales (31%), operations support (18%), overhead (14%), network (14%), systems (18%) and maintenance (5%). Operations support consists of the infrastructure and administrative requirements. The Company’s capital expenditures are expected to be funded through internally generated cash. Capital expenditures in the 2004 to 2008 planning period will depend on the economic environment and will continue to be directed towards network optimization, systems platforms and the launch of new services. The Company plans to continue to focus its capital investments on the wireless, broadband Internet service, data transmission and e-business areas.

Breakdown of revenues by category of activity

The breakdown of revenues by category of activity for each of the last three years is included in “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2000, 2001 and 2002.”

Domestic Telephone Services

Domestic telephone services include local and domestic long distance and public telephone services. These services accounted for 21.7% of the Company’s total operating revenues during 2002.

Local and Domestic Long Distance Services

Pursuant to the Concession, CANTV, was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances until November 27, 2000. As of December 31, 2002, CANTV’s domestic telephone network included approximately 3.1 million installed lines and 2.7 million access lines in service extending throughout Venezuela.

The following table provides information relating to the development and improvement of the Company’s domestic telephone system over the most recent five years:

	At December 31,
	1998	1999	2000	2001	2002
Lines installed	3,550,706	3,546,538	3,074,506	3,093,110	3,128,453
Percentage of lines installed
in digital exchanges	66.1%	68.5%	80.0%	80.5%	80.8%
Access lines in service: (1)
Non-residential	681,761	634,969	627,785	621,369	597,734
Residential	1,859,073	1,870,859	1,892,801	1,970,161	1,970,548
Public telephones	75,097	80,033	85,016	87,748	90,211
ADSL (3)	—	—	4,473	17,884	46,870

Total	2,615,931	2,585,861	2,610,075	2,697,162	2,705,363

Access lines in service per 100 inhabitants	11.2	10.8	10.7	10.9	10.7
Customer satisfaction (2)
Public telephones	69.6%	72.3%	N/A	N/A	N/A
Residential	91.5%	88.2%	N/A	N/A	N/A
Non-residential	88.5%	83.2%	N/A	N/A	N/A

(1)	References to “access lines in service” are to lines billed.
(2)	Percentage of customers satisfied with CANTV’s service as measured by customer opinion surveys conducted by third parties. The lower customer satisfaction results obtained from the 1999 customer survey compared to the 1998 survey are primarily attributable to differences in survey design and methodology. Customer satisfaction data from 2000 to 2002 is not available because the survey design and methodology has not yet been reviewed and approved by CONATEL as part of the Government’s review of service quality mandates. CONATEL plans to issue a new regulation covering service quality mandates for all the operators; however, no expected approval date has been announced. See “—Regulatory Framework.”
(3)	ADSL means Asymmetrical Digital Subscriber Lines.

In 1998 and 1999, the number of access lines in service decreased 3.2% and 1.1%, respectively, reflecting the permanent disconnection of approximately 478,686 and 453,900 lines in 1998 and 1999, respectively. The number of access lines in service increased slightly during 2000 by 0.9%, reflecting the success of the prepaid platform combined with fewer permanent disconnections. During 2001 the number of access lines in service increased by 3.3% driven by an increase of approximately 132,000 prepaid residential lines and were partially offset by a decrease of approximately 61,600 postpaid lines. At December 31, 2002, the Company had approximately 205,763 prepaid lines. Additionally, penetration decreased from 11.2 lines per 100 inhabitants in 1998 to 10.7 lines per 100 inhabitants in 2002 as a result of the general growth of the population. Permanent disconnections have resulted principally from management’s continued aggressive focus on collections. The Company reassigns disconnected lines to new customers following upfront, qualifying credit history checks. See “—Billing.”

Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and replaced obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network from 66.1% at December 31, 1998 to 80.8% at December 31, 2002. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. See “—Regulatory Framework—Regulation and the Concession.”

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

The number of lines installed during 2002 increased slightly by 35,343 (1.1%) from 3,093,110 lines at December 31, 2001 to 3,128,453 lines at December 31, 2002. This increase reflects the success of the prepaid platform combined with fewer permanent disconnections.

In order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers, the Company has continued to upgrade the network’s technological infrastructure. The Company implemented ATM Frame Relay platforms in the second half of 1997. Additionally, in 1997 the Company began to install an advanced Signaling System 7 (“SS7”) intelligent network platform. These technologies enhance the Company’s ability to provide high speed data transmission services to its customers, as well as enhanced services including caller ID, automatic calling card validation, automatic redial and call forwarding. At December 31, 2001, the Company had installed the SS7 system through its local tandem, domestic and international long distance switches, and continued expanding SS7 capabilities during 2002. During 1999, the Company began installing Digital Loop Carriers (“DLCs”) and continued the implementation of DLCs in 2001. DLCs provide voice, data and video services and allow for the introduction of other potential future services, improving the present transmission resources (copper, fiber optics, radio, etc.), the switching exchange plant, and available structure. DLCs allow line concentration and voice transmission services to remote locations as well as data transmission services in high concentration areas such as commercial areas. DLC technology will provide the current network with significant intelligence functionality. The Company upgraded approximately 12,480, 14,520 and 11,470 lines to DLCs during 2000, 2001 and 2002, respectively, and expects to upgrade approximately 6,000 additional lines in 2003.

In the fourth quarter of 1998, CANTV launched Extended Local Area Service (“EAS”) in certain parts of Venezuela. EAS migrated certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. See “—Rates” and “—Regulatory Framework—Regulation and the Concession—Rate Regime.” In 2000, the Company began the “National Numbering Plan” which upgrades the Company national numbering system for both basic telephony and wireless to world class standards. The National Numbering Plan changed the area codes from 3 numbers to 4 numbers and was implemented systematically. This project migrated certain domestic long distance service areas to local area service and vice-versa in 2002.

In July 2002, the Company installed a new system called “Netcom” to optimize the centralized administration and inventory of the assigned and available network resources. Currently, the Company is developing plans to migrate its remaining platforms to the system during the second half of 2003. The Company has also introduced an automated system called “Workforce Management” to track the delivery and completion of all job orders. This system enhances both basic telephone and data services and is currently in the first stage of testing in some states in the eastern part of Venezuela. This stage includes the testing of basic functions of the system. The implementation of the second stage will depend on the results obtained in the first testing stage, as well as on the availability of foreign currency to satisfy commitments with suppliers.

In order to provide high-speed services, the Company has adopted fiber optics as the medium of transportation for the transmission of voice, data, and video. During 1999, the Company completed the installation of an inter-urban high capacity broadband fiber optic network to interconnect the northern part of Venezuela. This area encompasses the vast majority of Venezuela’s population. In 2001, the Company had installed 33 kilometers of fiber optic transmission lines. The network, currently consisting of four rings, is being extended to cover other geographical areas. A fifth ring, which is already 97% complete, will cover the telecommunications needs of the southeastern part of Venezuela. Ring VI was 85% completed at December 31, 2002. The Company redsigned a total of six urban rings in two of the major cities of Venezuela—five urban rings in Caracas and one in Maracaibo. Additionally, the Company installed interurban Dense Wave Division Multiplex (“DWDM”) transmission equipment and a fiber optic network in the Guatire—Higuerote branch, to close the National Telecommunications Center (Centro Nacional de Telecomunicaciones) (“CNT”)—Camuri ring. When completed, the fiber optic network will consist of strategically deployed rings connecting all major cities and most large corporate customers in Venezuela. In total, the Company plans to install approximately 30 kilometers of fiber optic transmission lines during 2003. This fiber optic network, when completed, will increase capacity and provide higher reliability to our Domestic and International Telecommunications systems. This system will also upgrade our current technology to international quality standards. The Company believes that the expansion of the fiber optic network will be in service by the end of 2004 and will connect approximately 90% of total users. The Company plans to use the fiber optic network as its “backbone” while maintaining its digital microwave network for redundancy.

The Company continuously seeks to enhance customer service and product offerings. As of December 31, 2002, the Company has successfully completed a project to install Asymmetrical Digital Subscriber Lines (“ADSLs”). A total of 66.192 ports, are currently in service and available for commercialization in 214 offices, including Caracas. CANTV.Net offers high-speed Internet access using the Company’s ADSLs.

The Company’s revenues from local and domestic long distance telephone services consist of installation and activation charges for new lines, monthly line rental charges, usage charges, public telephone usage and equipment sales. At December 31, 2002, non-residential customers represented 22.1% of access lines in service and accounted for 38% of local and domestic long distance revenues in 2002. Revenues from usage constitute 56.0% of the Company’s local and domestic long distance revenues in 2002.

The Company’s local and domestic long distance traffic for the years 1998 to 2002 is presented in the table below:

Domestic Service Usage
Year	Total Local and Domestic Long Distance Minutes of Use (millions)	Minutes of Use per Average Access Line
1998	15,674	5,894
1999	16,575	6,373
2000	16,711	6,432
2001	17,168	6,470
2002	17,493	6,476

Total minutes of use of the Company’s domestic services increased during the period 1998 through 2002 mainly due to a net increase of lines in use. Minutes of use per average line in service increased during the period 1998 through 2002 due primarily to lower domestic long distance rates in real terms and the “Free Nights and Weekends” flat rate plan for domestic long distance.

During 2002, CANTV improved its Preferred Country and Nights and Weekends plans, by introducing a flat rate, a local collect service and virtual home service. In October 2002, the Company launched a new Domestic Long Distance “Nights and Weekends” Plan for postpaid residential customers providing for reduced fees and extended times during specified periods and holidays. Under the new Nights and Weekend Plan, subscribers are entitled to an additional hour at night from Monday through Thursday and two additional hours in the morning from 8:00 pm to 7:59 am, and on weekends from 8:00 pm Friday until 7:59 am Monday for a fee of Bs. 16,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 pm and 5:59 am during the week, and on weekends from Friday at 9:00 pm until Monday at 5:59 am for a fee of Bs. 13,250. On December 31, 2002 approximately 213,161 customers used the Nights and Weekends special flat rate national long distance plan, first introduced in November 2000. As of December 31, 2002, 139,854 customers subscribed to the Preferred Country plan. This plan provides customers with a choice of up to five countries and a discount of up to 20% for calls made to selected countries. In May 2001, the Company launched a new residential flat fee plan with unlimited local minutes. As of December 31, 2002, 112,205 customers subscribed to this flat rate plan.

Public Telephones

As of December 31, 2002, the Company owned and operated 90,211 public telephones located throughout Venezuela. Approximately 83.5% of these public telephones operate with prepaid debit cards. As part of its strategy to improve customer service and operating results, the Company relocated approximately 1,311 less productive public telephones to high traffic areas during 2002, and plans to relocate approximately 8,000 public telephones during 2003. The Company plans to install approximately 2,175 additional public telephones during 2003. The Company has no current plans to develop a modernization program for public telephones during 2003.

CANTV sold 45.5 million CANTV prepaid cards during 2002, a 31% decrease as compared to 2001. This decline was primarily the result of lower usage and customer migration to the Company’s Communications Centers.

Communications Centers

Communications centers offer various communication services and use the best technology and service culture to support the commercial and social activity of the zone where each is located thereby facilitating public access to such services.

Communications centers are operated by third parties, with support from the Company and are required by the Company to meet certain quality standards. These centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, electronic money transfers, bank draft payments, electronic sales points, mailing services and copying and faxing services. However, due to the recently enacted exchange control, electronic money transfers have been suspended. The Company has sold franchises for 420 communications centers in more than 70 cities and towns throughout the national territory. The Company plans to franchise 85 new communications centers during 2003.

Rural Service

On December 15, 1997, the Company executed an agreement with Direct-to-Phone International Incorporated, a subsidiary of STM Wireless Incorporated, to develop rural telephone services via satellite. The Company began these operations in early 1998. In September 1999, Direct-to-Phone International Incorporated was acquired by SkyOnline Incorporated.

Altair, a provider of rural telecommunications services via satellite, became a wholly-owned subsidiary of CANTV on May 6, 2002, when CANTV acquired the remaining 49% of Altair’s capital stock. At December 31, 2002, the Company had 1,700 satellite-based lines serving rural areas with satellite technology.

The Company also provides rural services through wireless systems using Movilnet platform and by radio based stations. At December 31, 2002, the Company had 926 lines using wireless technology and 2,954 radio-based lines, of which 2,502 served residential customers and 452 were dedicated to public telephone services.

Interconnection Agreements

The New Telecommunications Law and corresponding regulations require CANTV to provide interconnection to other telecommunications operators for originated and completed calls. Under the

Interconnection Regulations (as defined herein), companies are required to work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See “—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.” The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless, wireline and rural operators establish points of interconnection between their networks and CANTV’s networks. As part of its overall strategy, the Company entered into four revised interconnection agreements in May 2001 with competing telecommunication’s operators and, since then, has signed nine new interconnection agreements on basic telecommunication and/or long distance services with companies authorized by CONATEL to provide such services. These CANTV agreements will permit the interconnection between CANTV and other carrier’s networks. Interconnection charges recently negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark, while interconnection charges for long distance operators equaled the values included in the benchmark. See “—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.” Prior to the enactment of the Interconnection Regulations, interconnection charges were based on negotiations between the Company and other operators. Each new interconnection agreement must provide certain rights and duties agreed by each operator thereunder with interconnection charges based on suggested benchmark guidelines by CONATEL. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A. and LD Telecom.

International Long Distance Services

The Company’s international services include voice, video and data communication services representing 4.3% of the Company’s operating revenues in 2002. The largest of these services are international voice service and international IP access service.

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. Subsequent to that date, some other operators have obtained licenses from CONATEL to develop International Long Distance Services.

The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization (“INTELSAT”), the global satellite consortium with 148 member countries, of which CANTV is a signatory with a 1.12% equity ownership interest. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals (“VSAT”) service. The Company owns 16.2% of the Americas I and 4.41% of the Columbus II fiber optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to Western Europe. As of December 31, 2002, the Company owned 4.19% of the Pan American system and 6.97% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.47% of the Columbus III system. The Columbus III cable system connects the United States to Europe. The Company is currently evaluating its possible participation in the Americas III cable system which will also connect South America, Central America and the Caribbean to the United States. In

addition, the Company has a minor participation in ten other submarine cable systems: Antillas I, Arcos I, ECFS, Eurafrica, Rioja, Taino Caribe, TAT-12/13, TCS-1, TPC-4 and Unisur.

At December 31, 2002 the Company had 12,252 international long distance circuits in service for voice, video and data. Of the Company’s international circuits in service, 84.8% were provided through submarine cable, 8.6% were provided via satellite and 6.6% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

Revenues from international telephone services are primarily derived from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls which are carried on their networks once outside of Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside of Venezuela and carried through the Company’s network once in Venezuela.

The Company’s international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for 1998 through 2002:

International Service Usage
Year	Outgoing Traffic (millions of minutes)	Outgoing % Growth	Outgoing Traffic per Average Access Lines (minutes)	Incoming Traffic (millions of minutes)	Ratio of Incoming to Outgoing Traffic
1998	165.6	8.5	62.3	302.2	1.83
1999	162.6	(1.8)	62.5	311.9	1.91
2000	187.9	15.6	72.3	366.8	1.95
2001	214.6	14.2	80.9	339.7	1.58
2002	212.3	(1.1)	78.6	228.0	1.08

Total outgoing traffic increased by 8.5% in 1998, due in part to the Company’s pricing strategy of reducing international long distance rates. In 1999, outgoing traffic decreased 1.8% due to Venezuela’s recession. During 2000, outgoing traffic increased 15.6% due to a significant reduction in the international long distance rates. In 2001, outgoing traffic increased 14.4% as a result of lower international rates and the introduction of a “Preferred Country” long distance calling plan. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers. In 2002, outgoing traffic decreased 1.1% mainly as a result of the incorporation of new operators offering International Long Distance Services as well as the use of other voice transmission mechanisms such as data circuits. The decline in incoming traffic of 32.7% is mainly related to a reduction in traffic from U.S. carriers. Some U.S. carriers have been increasingly bypassing Venezuela’s international traffic gateways, illegally transporting and, in some cases, re-routing international traffic into Venezuela and handing off international settlement payments.

In 2002, 44 direct routes to 34 countries accounted for approximately 70% of the Company’s international traffic. Transit centers in the United States, Italy, Canada, France, Curaçao and Spain, which provide for indirect routing of international calls to 190 countries, accounted for the remaining 30% of traffic. The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which accounted for approximately 41.9% of its 2002 international traffic.

The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 1998 through 2002:

	Year Ended December 31,
	1998		1999		2000		2001		2002
Outgoing international long distance minutes:	(millions of minutes)

North America	88.1	18.8%	78.8	16.6%	77.6	14.0%	87.1	15.7%	62.6	14.2%
South America	29.7	6.4%	36.7	7.7%	58.8	10.6%	67.8	12.2%	72.9	16.6%
Europe	34.6	7.4%	34.8	7.3%	39.1	7.0%	45.0	8.1%	64.3	14.6%
Others	13.2	2.8%	12.3	2.7%	12.4	2.2%	14.3	2.7%	12.5	2.8%

Total	165.6	35.4%	162.6	34.3%	187.9	33.8%	214.2	38.7%	212.3	48.2%

Incoming international long distance minutes:

North America	225.8	48.3%	222.9	47.0%	252.2	45.5%	220.7	39.8%	122.2	27.8%
South America	30.1	6.4%	34.0	7.2%	51.5	9.3%	55.5	10.0%	47.0	10.7%
Europe	32.0	6.8%	40.8	8.6%	47.1	8.5%	49.0	8.8%	44.7	10.1%
Others	14.3	3.1%	14.2	2.9%	16.0	2.9%	14.5	2.7%	14.1	3.2%

Total	302.2	64.6%	311.9	65.7%	366.8	66.2%	339.7	61.3%	228.0	51.8%

Wireless Services

As of December 31, 2002, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communication services in areas that covered approximately 75.3% of Venezuela’s population. Movilnet provides these services pursuant to a cellular concession (the “Cellular Concession”) which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years subject to compliance with its terms. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately $82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The New Telecommunications Law eliminated the former annual cellular concession fee and subjects cellular service providers to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual tax for cellular services providers will be 4.8% of annual revenues. The following table sets forth the taxes for cellular services providers:

	2000	2001	2002	2003	2004	2005	2006
Concession tax	10.0%	N/A	N/A	N/A	N/A	N/A	N/A
Activity tax	N/A	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Tax to cover CONATEL’s activities	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax for spectrum allocation (1)	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax to create the Universal Service Fund	N/A	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Tax for the Telecommunications Training and Development Fund	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Cellular supplemental tax	N/A	4.5%	3.5%	2.5%	1.5%	0.5%	N/A

	10.0%	9.3%	8.3%	7.3%	6.3%	5.3%	4.8%

(1)	The specific methodology of calculation was established by CONATEL on February 2002. However, the tax for spectrum allocation that resulted from this methodology cannot exceed the established maximum of 0.5% under the New Telecommunications Law.

The following chart provides information regarding the growth of Movilnet’s subscriber base and traffic from 1998 to 2002:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Number of subscribers:
Postpaid	371,347	314,933	207,134	207,216	201,108
Prepaid	267,760	866,340	1,498,856	2,254,285	2,359,610

Total	639,107	1,181,273	1,705,990	2,461,501	2,560,718

Traffic (in thousands of minutes) (1)	945,811	1,324,220	1,556,845	2,126,630	2,270,674

Penetration (2)	2.8%	4.9%	7.0%	9.9%	10.1%

(1)	Billed minutes excluding night and weekend minutes, and free minutes.
(2)	Customers as a percentage of total population.

Wireless services is one of the Company’s fastest growing businesses. As of December 31, 2002, Movilnet served 2,560,718 customers, which represented an estimated market share of approximately 42%. The number of customers served by Movilnet has increased by a compounded annual growth rate of 41.5% from December 31, 1998 through December 31, 2002. The Company markets its wireless services through a network of agents and the Company’s commercial offices. At December 31, 2002, the number of postpaid subscribers slightly decreased by 6,108 or 2.9% compared to 2001 while the number of prepaid subscribers increased by 105,325 or 4.7%. As of December 2001, the number of postpaid subscribers was maintained while the number of prepaid subscribers increased by 755,429 or 50.4% from December 31, 2000. As of December 2000, the number of postpaid subscribers decreased by 107,799 or 34.2% and prepaid subscribers increased by 632,516 or 73% from December 31, 1999. The decrease in postpaid subscribers during 2000 was primarily due to the migration from postpaid to prepaid services and migration to competitors.

Wireless service postpaid customers are charged an activation fee, a basic monthly service fee, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are also charged usage fees on a per-minute and per-second basis. In 2000, Movilnet introduced a per-second plan for postpaid and prepaid services. Movilnet operates on a “calling party pays” system under which customers are charged only for calls they originate with the exception of international roaming charges derived from customers receiving calls when they are out of Venezuela. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers, primarily from its interconnection agreement with CANTV.

Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, national and international roaming, and Mobile Data Solutions using Cellular Digital Package Data (“CDPD”) technology. Movilnet has continually sought to enhance the services and features of its wireless network and intends to be a leader in third generation wireless services (“3G”) through the introduction of new services and advanced product offerings.

During 1999, Movilnet launched a number of new services and products, including wireless data transmission services (“Movidata”), value-added services such as “Moviltexto” and short message service (SMS), which is a general information center and a variety of prepaid services that target specific customer needs in various segments of the market. During 2000, Movilnet launched Wireless Access Protocol (“WAP”) for both post-paid and prepaid customers. This product provides wireless Internet services via the Company’s CDPD network for a flat monthly fee. During 2001, Movilnet introduced new services such as “Sónico” (“Sonic”) tones and icons and “Habla más con mucho más” (“Talk more with much more”). The increasing interest in wireless data transmission comes as a response to the evolution of wireless networks to 3G. In addition, Movilnet has a web portal (Tun-Tun.com), a personal mobile Internet portal through a wireless phone that allows Movilnet’s customers to receive and read selected information including web pages and to receive and send e-mail messages. During 2002, the volume of SMS, including interconnected text messages exploded reaching approximately 4.4 million messages a day. In May 2002, Movilnet and other wireless operations began interconnecting their SMS platforms. Recently, the Company launched several SMS products like “Chat” designed to realize synergies from the demand for SMS, similar to Internet chat; “Juegos” (games) and “TV/radio Interactivo” (Interactive TV/radio). Other products based on the same technology and the CDMA 1X technology are planned to be launched during the remainder of 2003 and in 2004.

Movilnet is continually developing applications to support its migration strategy into advanced data services. In 1996 Movilnet installed nationwide Time Division Multiple Access (“TDMA”) digital technology. In November 2002, Movilnet launched a nationwide CDMA 1X technology platform which provides high speed wireless data transmission and wireless internet access. CDMA 1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient use of voice spectrum. As compared to TDMA, CDMA technology offers superior voice quality, terminal availability and diversity, cellsite capacity, data capacity, as well as a smoother transition to 3G, concurrent voice and data services. Movilnet currently provides wireless services utilizing switching equipment and radio base stations for TDMA and CDMA technologies provided by Ericsson LM Tel. Co. and Lucent Technologies, Inc., respectively. The Company believes that the CDMA 2000 technology, and its already fully developed next evolution, Ev-DO, will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. At December 31, 2002, Movilnet’s TDMA digitalization level was approximately 79.9% of its voice paths capacity. In addition, approximately 99.9% of its customer base handsets were digitally capable as of December 31, 2002. Based on these percentages, the TDMA network is projected to be fully operational pursuant to the Company’s 2003-2007 strategic plan.

Other Telecommunications-Related Services

The Company provides various telecommunications-related services that extend beyond basic telephony and wireless services, including data transmission, directory information services and value-added services including Internet access. In addition, the Company currently provides to its customers time information, trouble/repair reporting, directory assistance and other operator and emergency services free of charge.

Data Transmission

The Company’s data transmission services are provided through high-capacity private links, which at December 31, 2002 consisted of approximately 42,556 circuits serving approximately 2,090 private line customers. As part of its strategy with respect to large corporate customers, the Company is implementing Virtual Private Network (“VPN”) technology and intends to encourage its private line customers to use VPN services. VPN technology should enable the Company to provide higher quality dedicated services while improving efficiency by increasing utilization of the network. There are other data transmission service providers in the market. In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. At December 31, 2002, the Company had approximately 46,870 ADSL subscribers, which represents an increase of 162.1% from 2001.

Value-Added Services and Other Services

The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, “web page” hosting, enhanced fax service, audio text, 900 service in all parts of the country, inside wire maintenance service, data transmission services, computer network management, professional services including outsourcing of telecommunications networks and other intelligent network and data capabilities, all of which lead to higher usage of the Company’s network. The Company aims to capture the largest share of the market for value-added services by using its existing telecommunications resources and leveraging its relationships with Verizon and Telefonica Internacional.

Internet Access

The Company provides Internet access service through its wholly-owned subsidiary, CANTV.Net. CANTV.Net provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV.Net is the largest Internet service provider in Venezuela, serving 195,616 subscribers and 964,394 users through these subscribers at December 31, 2002, with an estimated market share of approximately 63.0%. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, VPN, e-commerce solutions, portal kits and integrated products that include PC’s, Internet access and financing facilities.

At December 31, 2000, the Company had a router platform that operated at 34 locations, with a Wide Area Network (WAN) broadband capacity of up to 1,482 Mbps, which is used for dial-up and ADSL Internet access. The Company added 3 locations in 2002, increased its broadband capacity by 468 Mbps to 1,950 Mbps. During 2003, the Company plans to increase its platform core capacity to 2,488 Mbps with the addition of four STM-4/ATM interfaces.

In 2000, the dial-up access platform had 14,340 ports distributed on 34 nodes. During 2002, to decrease congestion on the voice platform, there was a re-distribution of ports to 100 nodes. The Company plans to expand the platform to 30,538 ports, distributed on 113 nodes.

Through various initiatives, CANTV.Net is rapidly becoming one of the most sophisticated Internet service providers in the region. During 2002, CANTV.Net expanded its international broadband capacity from 360 Mbps to 680 Mbps and currently plans to double its capacity in 2003. Access to this capacity is provided by broadband technologies that facilitate multimedia and business applications such as Frame Relay and ADSL.

During 2000, CANTV.Net launched a prepaid card for Internet access. This service is designed to support the e-media strategies of the Company and to expand the use of the new CANTV.Net portal. CANTV.Net includes a new product named “él kit de e-commerce” which offers e-commerce solutions.

CANTV.net’s “Invasion IP” customers increased 477% to 44,183 customers at the end of 2002 as compared to 2001. Through this service, customers are able to pay their Internet access through their telephone invoice, instead of charging it to a credit card. In addition, CANTV.net was the first Venezuelan company authorized by the SENIAT to issue electronic invoices that are valid for tax purposes. This initiative has allowed CANTV.net to reduce printing, enveloping and distribution costs.

PC News and Report 2002 awarded CANTV.Net the “LoMejorDe.com” award for Venezuela’s “Best Internet portal,” “Best Free Mail” and “Best Web-Hosting Site”. According to the most recent publication of Alexa Research’s (http://www.alexaresearch.com), an industry research organization, CANTV.Net is one of the most visited portals in Venezuela, receiving more than 7.34 million visits and more than 70.6 million page views during the month of December 2002 alone. This traffic volume was achieved through a series of strategic alliances with content suppliers to maintain the portal with compelling up to date information. CANTV.Net also won first place for their Internet Portal, in the International’s 2001-2002 Verizon Excellence Award Program.

Directory Information Services

The Company provides telephone directory information services through its 80%-owned subsidiary Caveguias (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguias publishes telephone directories (“White Pages”) and business directories (“Yellow Pages”). It also operates an Internet portal that provides on-line access to the Company’s directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. Caveguias derives revenues from sales of advertising space in its printed and electronic directories. Advertisers in the Company’s printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguias currently competes with all other major media suppliers in the sale of advertising.

Property, Plant and Equipment

The Company’s property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2002 the Company’s fixed assets were comprised of network facilities (83.1%), buildings and facilities (10.7%), other support assets (5.6%) and construction work in process (0.6%).

The Company provides local, national and international telecommunications services in Venezuela through a full service telecommunications network. Pursuant to an expansion and modernization program, the Company has maintained approximately 2.7 million access lines in service and has increased wireless subscribers from 639,107 to 2,560,718 from December 31, 1998 to December 31, 2002, respectively. The percentage of digital access lines installed in the Company’s network has increased from 66.1% at December 31, 1998 to 80.8% at December 31, 2002. All of the Company’s international and domestic long distance switches are digital.

The Company also continues to make investments designed to improve the quality of its network, including the planned completion during 2002 of a high capacity broadband fiber optic network linking Venezuela’s major urban centers. During 2002, the Company continued connecting several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. The Company’s capital expenditures are expected to be funded through internally generated cash. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company’s network please see “—Domestic Telephone Services,” “—International Long Distance Services,” “—Wireless Services” and “—Other Telecommunications-Related Services.”

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

Business Segments

Segment information for the Company’s two main business segments, wireline and wireless services, is set forth in Note 24 to the Audited Financial Statements.

Rates

Please refer to “—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls” for a discussion of the regulatory framework affecting the Company’s rates.

The Company’s revenues from local and domestic long distance telephone services consist of installation charges and charges for new lines, monthly line rental charges, usage charges, public telephone usage and equipment sales. All local traffic is measured and billed based on duration and, in the case of domestic long distance calls, is based on the time of day when the call is made. The number of impulses counted during each call measures the duration of local calls. A local call impulse is generated every 60 seconds. Rates for domestic long distance do not differ for residential and non-residential customers, but the weighted averages differ due to different usage patterns between the two groups. Nighttime consumption, which is less expensive than daytime consumption, is generally greater for residential customers.

Revenues from international telephone services are primarily derived from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls which are carried on their networks once outside of Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside of Venezuela and carried through the Company’s network in Venezuela. The Company charges its customers for outgoing international long distance calls based on the destination country, duration and time of day of the call and whether the call is direct-dial or operator assisted (station-to-station or person-to-person). International long distance rates do not vary between residential and non-residential customers. Payments to and receipts from international operators for incoming and outgoing calls are made and received pursuant to bilateral agreements between the Company and foreign telecommunications operators or private carriers under the auspices of the International Telecommunications Union. Settlement agreements govern the rates of payment by the Company to the foreign carriers for the use of their facilities in connecting international calls billed in Venezuela, and by the foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The currency and rates of payment under such agreements are negotiated with each foreign carrier. Such settlement agreements generally require that outgoing traffic be routed among foreign carriers in the same proportion as those operators carry incoming traffic to Venezuela. The practice among carriers is for payments due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier in the country in which the call is billed. Settlements among carriers are normally made monthly approximately six months in arrears on a net basis. In each of the past several years, the Company received settlement payments from foreign carriers in excess of payments made to such carriers.

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

Wireless postpaid subscribers are charged an activation fee, a basic monthly service fee, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during “peak” hours or “off-peak” hours. Movilnet offers its postpaid customers 18 service plans, which vary in terms of price and services. Prepaid customers are charged per-minute and per-second usage only based on the number of minutes and seconds purchased on prepaid cards. The Company currently sells a unique prepaid card named “Unica” that can be used for wireless, wireline and Internet service. Prepaid clients may use the “Unica” prepaid card on any one service, but it must be activated for wireless services first to use the card for multiple services. Prepaid cards are sold for Bs. 3,000, Bs. 5,000, Bs. 10,000, Bs. 12,000 and Bs. 20,000 denominations.

The prepaid amount is valid through 45 days after the activation of the prepaid card, except for the Bs. 3,000 denomination which is valid through 30 days after its activation. Usage charges are based on a “calling party pays” principle under which Movilnet’s customers are charged only for calls they originate. Roaming charges are applied to customers receiving calls from persons whose calls originate outside the receiving party’s home area. Movilnet charges CANTV an access fee for calls terminating on Movilnet’s wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV’s network. This access fee structure also applies to competing cellular service providers.

The following table sets forth information regarding the constant average rates charged by the Company for local and domestic long distance service, international long distance service, public telephone service and wireless services for the years ended December 31, 2000, 2001 and 2002.

	Year Ended December 31,
	(Expressed in constant bolivars at December 31, 2002)
	2000	2001	2002
Installation (1):
Residential	69,418	66,278	61,934
Non-Residential	75,337	71,344	67,094
Subscription (2):
Residential	103,803	101,823	94,807
Non-Residential	207,827	162,726	156,469
Monthly rent charge:
Residential (3)	10,653	11,837	13,085
Non-Residential	22,589	21,197	19,890
Local usage (per minute):
Residential (3)	34	34	29
Non-Residential	39	38	36
Domestic long distance (per minute) (4):
Residential	178	164	141
Non-Residential	189	171	152
International long distance (per minute) (5):	848	639	504
Public telephone service (per minute):
Local call (6)	33	28	28
Domestic long distance (6)	188	136	116
Interconnection—fixed to mobile
Local usage (per minute)	382	307	241
Domestic long distance (per minute)	506	417	364
Interconnection—mobile to fixed
Local usage (per minute)	37	39	24
Domestic long distance (per minute)	150	136	122
Wireless telephone service
Postpaid (7):
Activation fee	9,882	1,231	6,830
Basic monthly service fee	35,740	22,674	27,069
Usage:
Peak hour (per minute)	262	209	330
Off-peak hour (per minute)	201	152	198
Prepaid (8):
Peak hour (per minute)	524	495	476
Off-peak hour (per minute)	182	207	228

(1)	Installation fees are one time charges paid at the moment of the installation.
(2)	Subscription right fees are upfront fees paid by customers when service is activated and also includes a charge for acquisition of new equipment.
(3)	Weighted average of seven plans offered by the Company during 2000 and 2001 and weighted average of five during 2002. Represents charges for usage in excess of free minutes for 2002, as the weighted average of five plans.
(4)	Weighted average per minute rates.
(5)	Weighted average per minute rates. International long distance rates do not vary between residential and non-residential customers.
(6)	Represents a flat per minute charge. The rates as of December 31, 2000, 2001 and 2002 represent a per minute charge.
(7)	Weighted average based on the number of customers by each plan offered by Movilnet for year 2000. Weighted average based on actual billing for total plans in 2001 and 2002.
(8)	Weighted average based on the number of customers by the two plans offered by Movilnet for year 2000. Weighted average based on actual billing of two plans in 2001 and 2002.

At the beginning of 2000, CANTV offered three residential monthly rate plans: (i) the Basic Plan had the lowest monthly rate, included 60 free local minutes per month and charged relatively higher rates for additional local call minutes; (ii) the Intermediate Plan had a higher monthly rate, included 100 free local minutes per month and lower rates for additional local call minutes; and (iii) the Premium Plan had the highest monthly rate, included 150 free local minutes per month and the lowest rates for additional local call minutes.

        The Agreement by CANTV and CONATEL, effective March 23, 2000, increased the number of permitted plan offerings from three to six and reduced the number of free minutes to 40, 65 and 90 minutes from the 60, 100 and 150 minutes established in the basic, intermediate and premium plans, respectively, available in 1999. The three additional plans include a special plan for Internet users and a wireline prepaid plan. The Agreement provided for a single domestic long distance weighted average rate of approximately $0.1875 per minute. The Agreement also advanced the rebalancing process by reducing the international long distance rates by a weighted average of 35%. The Agreement allowed for a 23% increase in public telephone rates. CANTV introduced the four new plans permitted by the Agreement and implemented the changes required by the Agreement effective March 23, 2000. Additional tariff adjustments on local services were permitted effective June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that became effective March 11, 2001 through June 30, 2001 and a new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. See “—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls.”

In the fourth quarter of 1998, CANTV launched EAS in certain parts of Venezuela. EAS migrated certain domestic long distance traffic to local area service, allowing CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. See “—Regulatory Framework—Regulation and the Concession—Rate Regime.” By the end of 2000, the Company began the National Numbering Plan, which upgraded the Company’s national numbering system for both basic telephone and wireless services to world class standards. The National Numbering Plan changed the area codes from 3 to 4 numbers and this change was applied gradually in each region. This project migrated certain domestic long distance service areas to local area service and vice-versa in 2002.

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law effective July 1, 2001 through June 14, 2002 and further revised tariffs were established effective June 15, 2002 through December 31, 2002. The revised tariff structure also enabled the Company to better serve customers needs according to their usage patterns. Pursuant to the revised tariffs the rates for (i) residential basic rent increased 43%, (ii) residential local usage decreased 9%, (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%, (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was of approximately a 15% additional increase in the rates for local and domestic long distance calls from fixed to mobile. In September 2002, the revised tariffs agreed to in May 2002 were subject to a extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed upon tariff revisions become effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure established price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime. The revised maximum tariffs for 2003 have been allowed for certain non-residential services and are to be applied in three parts during April, July and October pursuant to resolution No. 255 dated March 18, 2003 and effective on April 27, 2003. In connection with the revised tariffs, only the following services were subject to increases: (i) rates for non-residential basic services increased 28% for basic rent, 19% for local services and approximately 19% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) rates for basic public telephony increased from 16% to 20% and (iii) basic rates for internet access increased approximately 65%. In July 2003, the second series of revisions to tariffs are expected to be implemented and an extraordinary adjustment of approximately 2% to these tariffs is also expected. Residential tariffs are not subject to revision and remain unchanged pursuant to the new price controls regime.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. Please see “Item 3. Key Information—Risk Factors—Inflation, Tariff Regulation and Price Controls.”

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

Growth of the Company’s wireline operations was partially impacted by an uncollectibles accounts receivable problem arising primarily from the deterioration in the Venezuelan macroeconomic environment since 1998. In response, the Company developed collections and credit policies that include a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2002, CANTV made 2,110,109 temporary disconnections and permanently removed 263,783 residential and commercial lines compared with 1,954,489 and 203,313 lines temporarily and permanently disconnected, respectively in 2001. Permanently removed lines are aggressively reassigned to new customers following upfront credit history checks. During 2002, the Company’s uncollectibles provision expense was Bs. 69.5 billion compared to Bs. 86.3 billion in 2001. The Company’s provision for uncollectibles represents 2.6% and 2.9% of total operating revenues at December 31, 2002 and 2001, respectively.

The Company’s collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date. Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently removed. CANTV charges a reconnection fee to the temporarily disconnected customers. Revenues from the reconnection charge were Bs. 16,850 million for residential customers and Bs. 3,904 million for non-residential customers for the year ended December 31, 2002. The Company also charges 12% per annum on overdue amounts from non-Government customers.

At December 31, 2002, the average number of days that CANTV receivables remained outstanding was approximately 46 days for all customers except Government entities, compared to 41 days at December 31, 2001. During 1999, the Company changed the methodology used to calculate the average number of days that receivables remained outstanding to the “Average Billing Method” from the “Countback Method.” The new methodology consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by thirty. The “Countback Method” calculates the average number of days that receivables remained outstanding by subtracting the monthly billing from the receivable balance. During 2000 CANTV modified the “Average Billing Method,” by including the undistributed payments (payments received but unidentified and previously excluded from amounts collected) to the amount of accounts receivables outstanding used in this calculation. The Company’s provision for uncollectibles represented 2.6% and 2.9% of total operating revenues at December 31, 2001 and 2002, respectively.

The average number of days that receivables remained outstanding from Government entities was approximately 266 days at December 31, 2002 compared to 353 days at December 31, 2001. Accounts receivable from Government entities decreased 34.8% during the year to Bs. 83,759 million at December 31, 2002 from Bs. 128,457 million at December 31, 2001. The total accounts receivable from the Government decreased during 2002 primarily due to payments received during 2002 from Venezuelan Public Debt Bonds as part of the continuing negotiation strategies regarding collections from Government entities and as a result of a reduction in basic telephone services rendered to Government entities following the rationalization programs established by Government entities.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 56,816. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 8,704 million from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the government through Venezuelan National Public Debt Bonds of Bs. 63,562 million ($45.3 million) from the Government related to accounts receivable from prior years representing 49.5% of the outstanding balance at December 31, 2001. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially. At December 31, 2002, Government entities owed the Company approximately Bs. 83.759 million ($59.7 million), of which approximately Bs. 43,482 million ($31.0 million) was outstanding from prior years. See Note 9 to the Audited Financial Statements.

Competition

Under the Concession, the Company was the exclusive provider of switched, fixed, local, domestic and international telephone services in Venezuela until November 27, 2000 except in certain circumstances. Beginning on November 27, 2000, however, the Concession allowed direct competition for these services. In addition, the Concession also allowed the Ministry to grant concessions for basic telephone services to third parties prior to November 27, 2000 in certain circumstances. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2003, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. (“Genesis Telecom”), Entel Chile, S.A. (“Entel Chile”), Millicom International Cellular, S.A. (“Millicom”), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. (“ImpSat”), Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom Telecomunicaciones, C.A. (“Texcom”); Internet service providers (“ISPs”), such as CANTV.Net, C.A. (“CANTV.Net”) (formerly CANTV Servicios, C.A.), T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; truncking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC, C.A. (“Conmovil”); and Cable TV operators, such as SuperCable ALK Internacional, C.A. (“SuperCable”), Cable Corp. TV, C.A. (“Cabletel”) and Corporacion Telemic, C.A. (“Intercable”), including DirectTV (via satellite transmission). These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers. As of May 31, 2003, Telcel and NetUno are operating as a local service providers. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services (“LMDS”) in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broad band access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2003, the Company does not believe that in the short term any loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, as well as the effectiveness of the Company’s efforts to prepare for increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services, position it to operate effectively in a competitive environment.

Corporate Image

The Company promotes its image through advertisements based on nationwide and regional mass campaigns via television, radio and print media. A significant effort has been made to target the messages to each particular segment of the market by its business unit. In September 2000, CANTV launched a new corporate logo and image in a nationwide campaign to reflect the changes that the Company has made in preparation for full competition. The campaign emphasizes the open communication between the Company and its customers, adopting a new slogan “comunicacion abierta” (“Open communication”) and reaffirms its commitment to become a world class telecommunications company by offering innovative products and quality services. In April 2001, Movilnet and CANTV.Net changed their logos to resemble CANTV’s logo, as part of a brand consolidation strategy including the presentation of a uniform image to customers. Using the same graphics and font, Movilnet launched its new slogan “contigo siempre” (“Always with you”) and CANTV.Net also launched its new slogan “te acerca el futuro” (“Taking you closer to the future”). During 2000, CANTV made public for the first time its donations to nonprofit organizations, through a massive advertising campaign to reflect the Company’s good corporate citizenship. Additionally, in order to reinforce its new corporate image, the Company has changed the names of its operating units, as part of an organizational restructuring. Customer satisfaction survey design and methodology was not completely reviewed and approved by CONATEL as part of the Government’s review of service quality mandate during 2000 and as of May 31, 2003, CONATEL had not yet approved the customer satisfaction survey. For this reason customer satisfaction measures were not taken during 2000, 2001 and 2002. CANTV has been conducting studies to measure its customers satisfaction, loyalty and value indicators related to products and services provided by the company. However, these studies are performed for market strategies purposes and not as a regulatory requirement. CONATEL plans to introduce a new regulation covering quality of service mandates, including customer satisfaction measurement methodology, which will apply to all operator companies. Customer satisfaction surveys conducted by independent third parties indicated that approximately 88.2% and 83.2% of the public was satisfied with CANTV’s residential and non-residential service, respectively, as of December 31, 1999 compared to 89.8% and 88.2%, respectively, at December 31, 1997.

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the Company’s activities, including the rates it charges for telephone services. The principal components of this regulatory framework have been created by (1) the “New Telecommunications Law,” which supersedes the former telecommunications law enacted on August 1, 1940; (2) the telecommunications regulations established on November 24, 2000 (collectively, the “Telecommunications Regulations”), composed of (i) the Reglamento de Apertura del Servico de Telefonia Basica (the “Regulations for Basic Telephony Services”), (ii) the Reglamento de Interconexion (the “Interconnection Regulations”) and (iii) the Reglamento de la Ley Organica de Telecomunicaciones Sobre Habilitaciones Administrativas y Concesiones de Uso y Explotacion del Espectro Radioelectrico (the “Administrative and Concessions Regulations”); (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; (6) the Agreement dated on February 21, 2000 between CANTV and CONATEL; and (7) the new price control framework for telecommunications services adopted on February 3, 2003.

Regulation and the Concession

General

The Ministry of Infrastructure is the Government entity principally responsible for overseeing telecommunications services in Venezuela and has delegated supervision and control of the telecommunications sector to CONATEL, an independent regulatory body under its jurisdiction. CONATEL was created by presidential decree in September 1991 (the “CONATEL Decree”). The CONATEL Decree provides that CONATEL has the authority to plan, manage, regulate and supervise telecommunications services in Venezuela. The CONATEL Decree further provides that CONATEL shall promote telecommunications investment and technological innovation in Venezuela.

The Concession, granted to CANTV by the Government in October 1991, and amended in November 1991, has an initial term of 35 years and, subject to the approval of the Ministry and the satisfactory performance by CANTV of its obligations under the Concession, may be extended for an additional 20 years. The Concession provided that CANTV was the exclusive provider of switched, fixed local, national and international telephone services, existing or to exist in accordance with technological advances in telephony throughout Venezuela until November 27, 2000, except in limited circumstances. See “—Competitive Framework.”

CONATEL has the authority to review and approve CANTV’s tariffs, to require information regarding the expansion and modernization plans, to inspect CANTV’s equipment and properties, as well as its accounting and other records, and to impose sanctions, including forfeiture of the Concession, for violations of the New Telecommunications Law, the Telecommunications Regulations and the Concession. Under the Concession, CANTV is required to provide CONATEL with information necessary for monitoring CANTV. Among other things, CANTV is required to report annually to CONATEL on the status of various services under the Concession, including CANTV’s compliance with quality improvements requirements and annual reports on network expansion and modernization.

In February 2000, CANTV entered into the Agreement with CONATEL regarding the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to subject matter specifically referred to therein and the Concession continued to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement is the controlling authority. See “—The Agreement.” Since 2001, the New Telecommunications Law and the Telecommunications Regulations govern and regulate telecommunications activities. The Concession and the Agreement control specific items not included or regulated in the Telecommunications Law and the Telecommunications Regulations.

The Agreement was reached following delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the outstanding differences between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV may introduce without CONATEL’s prior approval and which, in the case of certain optional plans, CANTV may offer with higher basic rent and free minutes up to a $80 maximum; and (v) CANTV’s agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations pursuant to the Agreement.

The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not able to reach an agreement on the tariffs to apply after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective on March 11, 2001 and a new tariff-setting system, which has been used to adjust the rates the Company charges since March 11, 2001. See “—Regulation of Tariffs and Price Controls.”

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

The New Telecommunications Law establishes CONATEL as an independent regulatory body in charge of overseeing the implementation of regulations pursuant to the established framework for a new competitive market. It also considers telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation and includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the existing tariff structure, providers are free to set their own rates unless there is insufficient competition and certain telecommunications services would become subject to tariff regulation. In this case, CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. CONATEL is regulating CANTV’s tariffs under a tariff-setting system until there is meaningful competition. The Superintendent of

Promotion and Protection of Free Competition (“Pro-Competencia”) is the body that has the authority to designate a company a dominant position in the market. See “—Regulation of Tariffs and Price Controls.”

The New Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas. Also, a research and development fund (the “Research and Development Fund”) was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

The New Telecommunications Law also provides for a tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. These taxes are: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing by 1.0% per annum until 2005 after which time the supplemental tax will be eliminated.

On November 24, 2000, the Regulations for Basic Telephony Services, the Administrative and Concession Regulations and Interconnection Regulations were published and together with the New Telecommunications Law opened the telecommunications services sector in Venezuela to free competition. Prior to the enactment of the New Telecommunications Law and the Telecommunications Regulations and pursuant to the Concession, the Company had the right to provide fixed local telephone services and domestic and international long distance telephone services and international long distance services on an exclusive basis until November 27, 2000, except in limited circumstances.

(i) The Regulations for Basic Telephony Services

The Regulations for Basic Telephony Services establish the general model, requirements, conditions, limitations and general provisions necessary to ensure the opening of the basic telephony services market to free competition, transparency and equality of opportunity among established operators and new market entrants. Minimum infrastructure developments have been set for those operators who wish to provide local and domestic long distance services in certain areas of the country. International long distance carriers must comply with, and provide service to, pre-determined locations (i.e., certain countries of origin and call termination). A regional scheme divides the country in five regions allows for modifications of the tariff regime. Regional operators are able to set regional tariffs as appropriate.

These regulations also govern the system for pre-selecting domestic and international long distance carriers. Pursuant to the Regulations for Basic Telephony Services, an independent third party has been contracted to handle the pre-selection process under CONATEL’s supervision. The selected third party is the database administrator and is responsible for the supervision and migration of the long distance registry of consumers and the selections they make. This mechanism has been used successfully in several countries and is designed to provide equality to carriers and consumers. Consumers can also select the long distance carrier of choice on a per-call basis by dialing the operator’s prefix before the desired phone number based on quality, price or service. CANTV will provide both types of presubscription services to consumers.

Effective April 5, 2002, CONATEL initiated a presubscription long distance service which allows wireline service customers access to the operator network, previously selected, in order to receive national and international long distance services in continuous and automatic form without use of the identification code for long distance on each call.

(ii) The Interconnection Regulations

The New Telecommunications Law provides for mandatory interconnections with charges based on costs to stimulate the commencement of effective competition, eliminate cross subsidies and to promote self-regulation of the sector. The Interconnection Regulations require access for the interconnection of other operators’ networks to CANTV’s telephone network and allow interested parties to negotiate the terms and conditions of their interconnections subject to general principles of non-discrimination, equality of access and good faith.

Pursuant to the Interconnection Regulations, operators are required to make available to other operators soliciting interconnection the essential resources of their network needed to render telecommunication services, including: call transport, origination and termination of calls for fixed, wireless and mobile local services, subscriber numbers, sufficient information for billing and collection, systems used in transmission or routing of calls, signaling and network access for “smart” features, and operator and directory assistance. Signaling, the process of sending information between two parts of a network to control, route and maintain a telephone call, is required to be provided using SS7, employing as many separate channels as may be necessary to establish interconnections and optimal use of the network. At December 31, 2002, the Company had finalized the installation of the SS7 system through its local tandem, domestic and international long distance switches, and plans to continue expanding this system during 2003. The Interconnection Regulations also require CANTV to provide at least one centralized point of interconnection in each local area for local traffic and one centralized point of interconnection for each central long distance office. New market entrants are required to provide less points of interconnection than CANTV.

New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, CONATEL is required to establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements pursuant to the Interconnection Regulations. Until November 2002, in case of disagreement among parties, CONATEL set interconnection charges based on a benchmark study. After that date, a long run incremental cost model was planned to be used to set the charges. As of June 2003, CONATEL had not finalized the model, which is expected to be implemented in 2004 .

Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remained in force provided they were amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on tariffs established by the Company. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Currently, the Company has entered into interconnection agreements with the main fixed and/or mobile operators including Movilnet, Telcel, Digitel, Infonet and Veninfotel; and long distance operators including Entel Venezuela, Multiphone Venezuela, LD Telecom, Totalcom, Etelix, New Global Telecom Venezuela (NGTV) and Convergence. Interconnection charges negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark, while interconnection charges for long distance operators equaled the values included in the benchmark. In addition to negotiations with new incoming operators, CANTV plans to execute additional interconnection agreements with mobile and fixed operators starting at the first quarter 2003.

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

CONATEL has established the general conditions required to obtain an administrative license with the stated objectives of providing adequate telecommunication services, consumer protection, free competition among operators, efficient and effective numbering administration, satisfaction of interconnection technical and service quality obligations, and universal service contributions, among others. CONATEL is required to evaluate requests for administrative licenses within 30 days of their solicitation starting on November 28, 2000. Administrative licenses have a term of up to 25 years, are subject to renewal and may only be granted to persons or entities domiciled in Venezuela.

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

The rights and obligations granted pursuant to existing concessions remain in effect notwithstanding the grant of administrative licenses covering competing services. According to the New Telecommunications Law, CONATEL has the right to designate unprofitable areas to operations and assign the funds derived from the Universal Service Fund to the operation which has the lowest subsidy level requirement. Operators may be required to offer basic telephone services in areas previously designated by CONATEL as deserted.

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

Network Expansion, Modernization and Quality Improvement Requirements

The Concession required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones, each year until the year 2000. In accordance with the Concession, the Company has filed with CONATEL certain network expansion and modernization plans. Each annual plan has been subject to CONATEL’s approval. The Company’s plans have incorporated its expansion and modernization proposals for national, regional and city network build-outs. The plans have been based on a principle of uniform growth for all regions in the country. Compliance with the approved plans and mandates were required by the Concession until December 31, 2000. During the year 2000, the Agreement established and controlled expansion and modernization mandates eliminating mandates required under the Concession. CONATEL has not yet established new mandates to control expansion, quality and modernization standards. CONATEL plans to introduce a new regulation covering quality of service mandates in the near future, including customer satisfaction measurement methodology, which will apply to all operator companies.

The economic forecasts developed and relied upon in 1991, on which the nine year Concession mandates were originally based, assumed the substantial growth of Venezuela’s GDP. Since 1992, the Venezuelan economy has experienced a continuous downturn. As a result of the downturn in the economy and the emergence of wireless services, the Company experienced a decrease in the rate of demand for fixed telephone lines and, in certain of its service areas, had more available facilities than demand from persons able to afford telephone service. Pursuant to a proposal submitted by the Company, on September 9, 1996, the Ministry adopted a resolution to reduce the Company’s expansion mandates for 1996 through 2000.

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

Under the Agreement, CANTV and CONATEL agreed to develop measures and corresponding quality and service level mandates for certain services where specific mandates are not currently provided in the Agreement. The Agreement contemplated that these matters were to be agreed upon during the first quarter of 2000. Some of the measures developed included: (i) customer satisfaction, (ii) time to complete a call, (iii) billing effectiveness and (iv) operator service. To develop the customer satisfaction measure, the Agreement contemplated that both CANTV and CONATEL would designate an expert to jointly develop a customer satisfaction survey from which a customer satisfaction mandate would be developed. The time to complete a call refers to the time that passes between the moment that the last digit is dialed and the answer tone is received. In accordance with the Agreement, CANTV and CONATEL performed measurements during the first quarter of 2000 to agree on the establishment of the new annual measurement to be used based on actual results allowing for a monthly deviation. The Agreement also contemplated that service access in areas where CANTV did not provide services would be measured based on the percentage of pending service orders in those areas as of December 31, 1999. In the event that CANTV was unable to provide service to these areas, other operators would be allowed to offer their services as long as they used comparable technology to CANTV’s. CANTV was able to provide service to all these areas during year 2000. The Agreement also contemplated that both CANTV and CONATEL would perform several operator service measurements during the first quarter of 2000 and develop a new annual measurement. CONATEL retained inspection rights during the first quarter of 2000 to survey and adjust, as needed, these quality measures. All of these studies have been completed except for customer satisfaction and time to complete a call, which are still in progress, and the Company expects that those quality measures will be incorporated in the regulation establishing the quality of services. CONATEL has not yet agreed on a consistent statistical measurement methodology for customer satisfaction.

The Company did not meet certain Concession mandates relating to call completion rates in 1998 and 1999 due to the Concession’s definition of an uncompleted call. Under the Concession, a call was not completed if a line was busy or a person did not answer. Under the Agreement all calls are considered completed unless there is a technical failure. In 1998, the Company failed to meet the Concession’s customer satisfaction requirement for users of public telephones. The Company started to develop with CONATEL an objective measure of customer satisfaction for users of public telephones such as the percentage of public telephones in service, which was no longer applicable under the Agreement. Since 1995, the Company has failed to meet the Concession’s requirement that a specified percentage of new lines be installed within a specified number of days from request. The standard for measurement of this mandate was never agreed with CONATEL and accordingly no comparable results are available. The Company also failed to meet certain repair time requirements under the Concession in 1994 through 1997. In 1998, 1999 and 2000 the Company met all repair time requirements. In addition, in 1994 the Company failed to satisfy the billing statement improvement mandate of the Concession as well as certain provisions dealing with treatment of third party equipment providers. As a result of a 1996 inventory of public telephones, the Company determined that the number of public telephone lines in service was 8,591 less than the number on its records at June 30, 1996. Due to this shortfall, the Company only had 52,031 public telephone lines installed at December 31, 1996, representing just over 80% of the Concession’s requirement of 65,000.

The failure by the Company to meet the Concession’s mandates could have resulted in sanctions, including the possible imposition of fines of up to a maximum amount of 1% of CANTV’s billings and, if the failure exceeded 20% of the relevant requirement, revocation of the Concession. The Agreement established that if CONATEL detected noncompliance with the established quality and service mandates, it could notify CANTV which in turn must present a corrective plan within fifteen days after receiving formal notification and correct the noncompliance within the following quarter unless otherwise justified to CONATEL. As of December 31, 2000, the Company was in full compliance with the Agreement mandates, which had replaced the quality and service mandates under the Concession. As of December 31, 2002, CONATEL has not promulgated quality and service mandates regulations to apply to CANTV pursuant to the New Telecommunications Law. Currently, CANTV is not subject to compliance with any Concession mandates or quality and service mandates pursuant to the Concession, the Agreement or the New Telecommunications Law.

Rate Regime

Prior to February 2000, when CANTV entered into the Agreement with CONATEL, CANTV’s rates were regulated under the Concession. The Concession had provided for a “price-cap” mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second preceding quarter. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

The increase in CANTV’s tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company’s financial statements since the rate of inflation used in preparing the Company’s financial statements is based on CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI prior to 2000. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases, or did not approve the full tariff increases allowed by the Concession’s price-cap mechanism. In other cases the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective on January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent. During 2000, two tariff increases went into effect in accordance with the Agreement.

The following table sets forth the increases in the CPI, the WPI and the Company’s tariffs based upon this price-cap mechanism from 1996 through 1999:

	% Increase
Year	Consumer Price Index	Wholesale Price Index	CANTV’s Weighted Average Tariffs
1996	103.2	105.8	89.0
1997	37.6	17.3	25.5
1998	29.9	23.3	12.3
1999	20.0	13.6	8.1

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

Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Ministry, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective on January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long distance services were allowed to be reduced through 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in February 2000 allowed CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. The tariffs, as stipulated in the Agreement and detailed below, substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See “—The Agreement.”

In 1998, CANTV negotiated the implementation of its EAS program with CONATEL and in the fourth quarter of 1998, the Company successfully launched EAS in certain parts of Venezuela. EAS migrates certain domestic long distance traffic to local area service, permitting CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenue to the local service category that is less vulnerable to competition and elasticity. The Company’s fourth quarter 1998 tariff increase included an additional 4.6% rate increase, to compensate for the introduction of EAS.

In February 2000, CONATEL and the Company entered into the Agreement, allowing CANTV to increase rates in 2000. During 2000, two tariff increases went into effect on March 23, 2000 and on June 16, 2000. See “—The Agreement” and “—Regulation of Tariffs and Price Controls” for a discussion of new rate regime.

The Agreement

Under the Agreement, CANTV was permitted to make an adjustment to its tariffs effective on March 23, 2000 and on June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs, which were to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL on tariffs effective on March 11, 2001 and a tariff-setting system to be used to adjust rates CANTV charged during 2001. See “—Regulation of Tariffs and Price Controls.”

The Agreement was entered into by CANTV and CONATEL after CONATEL’s denial of the tariff increase permitted under the Concession following CANTV’s last tariff increase under the Concession effective on April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession’s price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession’s service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believed that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General of the Republic. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for twelve other countries. As set forth in the letter of understanding, the experts presented their recommendations to CANTV and CONATEL. Following receipt of the recommendation of experts, which were nonbinding, both entities entered into the Agreement, which provided for revised tariffs. See “—Regulation and the Concession” and “—Network Expansion, Modernization and Quality Improvement Requirements.”

The Agreement introduced seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers were switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers were able to switch twice without cost among calling plans within one year. These plans, on average, increased the tariffs of the plans they were replacing by 11% and also called for a reduction of free minutes. Free minutes were reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes included in the old plans. The Agreement introduced a prepaid plan for clients with lower purchasing power. The prepaid plan provides attractive tariffs established at a minimum of Bs. 10,000 for two months and Bs. 60.32 charge per minute on local usage. A new premium public telephony plan is available in hotels and higher income level areas. The new tariffs also included a special plan for Internet users with basic rent at Bs. 40,220 per month and 2,500 free minutes, that became a flat rate plan in 2001, and a charge per minute on local usage, which decreased with increases in usage.

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

The Agreement provided for extraordinary adjustment mechanism for certain of CANTV’s tariffs in the event that actual exchange rates, as defined in the Agreement, deviate materially from the agreed projected exchange rates set forth in the Agreement. If such variance in exchange rates exceeded a certain pre-determined percentage, the Agreement allowed CANTV to adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment, and subject to approval by CONATEL. The agreed projected exchange rate at November 30, 2000 was Bs. 729.00 per $1.00. During 2000 and 2001, the rates measured at the end of each month were consistent with the projected rates under the Agreement and no extraordinary adjustments were necessary.

The Agreement also allowed CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations.

Regulation of Tariffs and Price Controls

On February 19, 2001 pursuant to the Ley Orgánica de Telecomunicaciones (Gaceta Oficial N° 36,970, enacted on June 12, 2000) (the “New Telecommunications Law”), CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001 and the new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL is responsible for setting the maximum tariffs every six months applicable to CANTV as the established operator in the telecommunications services market in Venezuela taking into account as a basis the official indices for inflation and devaluation. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV to arrive at a consensus for the relevant basis for the index of adjustment (“ICA”) for the proposed revised maximum tariffs based on the projected changes in the WPI and the rate of devaluation (“ROD”) over a given measurement period from projected rates. Under the new tariff-setting system, the maximum tariffs may be further re-adjusted upwards or downwards based on a formula tied to the WPI and the ROD in the bolivar with a higher weight given to the cumulative percentage change in the WPI. This price-cap formula is used to calculate an ICA based on the cumulative percentage change in the WPI and the ROD over a given measurement period from projected rates. The tariff-setting system provides for an extraordinary upward or downward re-adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below monthly projected estimates of the ICA. CANTV may apply for an extraordinary upward adjustment to the established rates up to the percent by which the actual ICA exceeds 2.5% above the projected ICA. CONATEL may request a downward extraordinary re-adjustment to the established tariffs up to the percent by which the actual ICA is less than 2.5% below the projected ICA. Where the actual ICA deviates in excess of 7.5% from the projected ICA, CONATEL is required to revise the tariff-setting formula. Upon an adjustment to the tariffs, the projected ICA is also adjusted for subsequent adjustments of the tariffs under the tariff-setting system.

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law effective July 1, 2001 through June 14, 2002 and further revised tariffs were established effective June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans, Limited Plan (Plan Limitado), Classic Plan (Plan Clasico), and Talk More for Less Plan (Plan Habla Mas Por Menos). These three plans together with the flat rate plan and the prepaid plan constitute all of the tariff plans currently in effect. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. Pursuant to the revised tariffs, the rates for (i) residential basic rent increased 43%, (ii) residential local usage decreased 9%, (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%, (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was approximately a 15% additional increase in the rates for local and approximately a 12% additional increase in domestic long distance calls from fixed to mobile. This increase was published in the Official Gazette No. 37,506 on August 15, 2002 and became effective on August 31, 2002.

In September 2002, the revised tariffs agreed to in May 2002 were subject to a extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However as a result of the tumultuous political events confronting Venezuela, none of the agreed upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in Official Gazette No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

Revised maximum tariffs for 2003 have been allowed for certain non-residential services and are to be applied in three parts during April, July and October pursuant to resolution No. 255 dated March 18,

2003 published in the Official Gazette No. 37,669 on April 10, 2003 and effective on April 27, 2003. In connection with the revised tariffs, only the following services were subject to increases: (i) rates for non-residential basic services increased 28% for basic rent, 19% for local services and approximately 19% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) rates for basic public telephony increased from 16% to 20% and (iii) basic rates for internet access increased approximately 65%. In July 2003, the second series of revisions to tariffs are expected to be implemented and an extra-ordinary adjustment of approximately 2% to these tariffs is also expected. Residential tariffs are not subject to revision and remain unchanged pursuant to the price control regime adopted on February 3, 2003.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made. Therefore, in periods of increasing inflation, CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s account receivable balance. Also to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could result in an adverse effect on the Company’s financial condition and results of operations.

The following table sets forth information regarding the Company’s rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from March 23, 2000 through December 31, 2002:

	Tariffs Effective from March 23, 2000 through June 15, 2000	Tariffs Effective from June 16, 2000 through March 10, 2001	Maximum Tariffs Effective from March 11, 2001 through June 30, 2001	Maximum Tariffs Effective from July 1, 2001 through June 14, 2002	Maximum Tariffs Effective from June 15, 2002 through December 31, 2002
Residential Service
Installation
Primary line	43,746.46	46,294.73	47,195.64	48,931.82	58,589.81
Secondary line	12,861.37	13,610.55	13,111.66	13,593.99	16,271.57
Subscription
With equipment (5)	67,982.66	71,942.68	N/A	N/A	N/A
Without equipment	44,442.36	47,031.15	47,946.39	49,710.19	59,501.49
Monthly Rent
Primary line
Plan A	4,752.30	5,028.88	5,126.74	5,315.34	N/A
Plan B	7,291.20	7,715.55	7,865.70	8,155.05	N/A
Plan C	8,200.65	8,677.92	8,846.80	9,172.24	N/A
Plan D (1)	13,404.20	13,404.20	14,271.42	14,271.42	N/A
Plan E (1)	18,095.67	18,095.67	18,860.02	18,860.02	N/A
Plan F	40,212.60	42,555.00	43,383.13	44,979.07	N/A
Plan I	N/A	N/A	N/A	N/A	6,173.43
Plan II	N/A	N/A	N/A	N/A	10,450.97
Plan III	N/A	N/A	N/A	N/A	13,145.15
Plan IV	N/A	N/A	N/A	N/A	53,838.50
Secondary line (5)	360.91	360.91	N/A	N/A	N/A
Local usage (per minute) (2)
Plan A	29.56	31.28	31.89	33.06	N/A
Plan B	20.91	22.13	22.56	23.39	N/A
Plan C	19.10	20.21	20.60	21.36	N/A
Plan D (1)	18.77	18.77	18.77	18.77	N/A
Plan E (1)	17.09	17.09	17.09	17.09	N/A
Plan F	6.70	7.09	7.09	7.09	N/A
Plan I	N/A	N/A	N/A	N/A	44.70
Plan II	N/A	N/A	N/A	N/A	31.93
Plan III
From 61’ to 240’	N/A	N/A	N/A	N/A	27.67
From 241’ to 480’	N/A	N/A	N/A	N/A	25.55
From 481’ to 900’	N/A	N/A	N/A	N/A	22.35
From 901’ to 1,800’	N/A	N/A	N/A	N/A	18.09
Over 1,800’	N/A	N/A	N/A	N/A	12.77
Plan IV (6)	N/A	N/A	N/A	N/A	14.11
Wireline Prepaid	60.32	63.83	63.83	63.83	67.94
Non-residential Services
Installation
Primary line	47,373.32	50,132.84	51,108.44	52,988.56	63,425.60
Secondary line	15,855.63	16,779.22	16,164.19	16,758.82	20,059.77
Subscription
With equipment (5)	110,990.51	117,455.75	N/A	N/A	N/A
Without equipment	87,450.21	92,544.22	94,345.16	97,815.83	117,062.39
Monthly rent
Primary line	14,074.41	14,894.25	15,184.10	15,742.67	18,843.47
Secondary line	1,741.74	1,843.20	1,879.07	1,946.19	2,331.92
Local usage (per minute) (3)	25.07	26.53	27.05	28.04	33.56
Domestic Long Distance (4)
Residential and non-residential	118.99	118.99	128.63	128.63	153.97
International Long Distance (4)	462.47	462.47	462.47	462.47	521.80
Public Telephone Service (4)
Local Call	20.91	22.13	25.25	25.25	30.87
Domestic Long Distance	118.99	118.99	128.63	128.63	153.96
Premium	42.22	44.68	45.55	47.23	50.27

(1)	CANTV was permitted to modify Plans D and E and create new plans subject to a maximum monthly rent of $62.61 and $64.91. These rates were originally issued in Venezuelan bolivars and translated into U.S. dollars at the exchange rate of Bs. 718.75 per dollar as of July 1, 2001.
(2)	Figures represent usage in excess of free minutes.
(3)	Non-residential customers do not receive free impulses.
(4)	Charge per minute.
(5)	During 2001, these tariffs were not subject to regulation.
(6)	Local calls from CANTV’s network to other operator’s network (fixed to fixed traffic) are not included in the flat rate plan.

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

	Residential service
	Under the 2000 Agreement	Under 2001 tariffs resolution	Under 2002 tariffs resolution
	(free minutes per month)
Plan A – Adjusted Plan	40	50	N/A
Plan B – Discrete Plan	65	65	N/A
Plan C – Moderate Plan	90	90	N/A
Plan D – Efficient Plan	360	360	N/A
Plan E – Large Plan	600	600	N/A
Plan F – Free Plan	2500	Unlimited	N/A
Plan I – Limited Plan	N/A	N/A	50
Plan II – Classic Plan	N/A	N/A	50
Plan III – Talk more, Pay less Plan	N/A	N/A	60
Flat Rate Plan	N/A	N/A	Unlimited

Residential customers can choose between five plans: four are on credit (Limited, Classic, Talk More, Pay Less and a flat rate plan) and one is prepaid (the prepaid plan). CANTV continues offering residential flat tariff of Bs. 55,900 and Bs. 70,66 per local minute for prepaid services.

The Limited Plan requires that the customer have only one telephone line and is limited to a maximum of 120 minutes of use monthly average per quarter. If customers exceed this limit, they are automatically transferred to the Classic plan.

The following table sets forth information concerning the Company’s rates for wireless services, expressed in nominal bolivars, effective since March 21, 2002 and March 1, 2003:

Wireless Telephone Service	Tariff effective since March 21, 2002	Tariff effective since March 1, 2003
Postpaid (1)
Activation fee	—	—
Basic monthly service fee	24,803	28,455
Usage
Peak hour (per minute)	186	191
Off-peak hour (per minute)	183	175
Prepaid (2)
Peak hour (per minute)	425	548
Off-peak hour (per minute)	157	138

(1)	Weighted average of 18 plans offered by Movilnet effective March 1, 2003.
(2)	Weighted average of 2 plans offered by Movilnet effective March 1, 2003.

Wireless non-regulated tariffs were also increased beginning on March 1, 2003. The effective increase was an average 18% for postpaid basic rent and ranged from 9% to 38% for different prepaid services.

On March 21, 2002, wireless tariffs increased by approximately 18% for prepaid services, 28% for postpaid services, and 33% for special services including mobile originating. Wireless tariffs are unregulated, and only require information to be filed with CONATEL 15 days before the tariff’s effective date.

Competitive Framework

The Concession contains various provisions designed to introduce competition in the provision of telecommunications services. The Concession provides that CANTV had the right to provide switched, fixed telephone services in accordance with technological advances in basic telephony, local, national and international, on an exclusive basis until November 27, 2000, except in limited circumstances. For example, the Ministry had been permitted to grant concessions for basic telephone services to third parties before November 27, 2000 to (i) serve population centers with 5,000 or fewer inhabitants if CANTV was not providing telephone services in such areas and did not contemplate doing so and (ii) serve population centers with more than 5,000 inhabitants if CANTV had not installed an automatic switching center within a specified period or the Ministry determined that CANTV had materially failed to meet the Concession’s network expansion, modernization or service quality terms for two consecutive years, and believed that such action would markedly improve the existing situation.

Among the primary objectives of the New Telecommunications Law is the provision of an up-to-date regulatory framework for the newly open telecommunications sector that offers customers the benefits of a competitive environment. It respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. Under the New Telecommunications Law, telecommunications services are offered on a competitive basis, and universal and public service obligations are shared by telecommunications service providers as determined by CONATEL. It also adopted a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replaced the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See “—Concession and Other Fees.” The New Telecommunications Law includes provisions that provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross subsidies and promote self-regulation of the sector. It also contemplates rights of way guarantees, number portability and long distance operator pre-subscription. The New Telecommunications Law provides for the creation of a universal fund and a research and training fund. See “—Regulation and the Concession” and “—Amendments to the Regulatory Framework.”

CONATEL divided the regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three-service areas. With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business.

Basic Telephone Services

Basic telephone services include fixed local services and domestic long distance and international long distance services. As of May 31, 2003, companies such as Telcel, Genesis Telecom, C.A.(“Genesis Telecom”), Entel Chile, Millicom International Cellular S.A. (“Millicom”), Digicel and Digitel have obtained concessions from CONATEL to provide fixed wireless telephone services. As of May 31, 2003, companies such as Convergence Communications, Veninfotel and Corporation Telemic, C.A. have obtained administrative licenses from CONATEL to provide fixed local telephone services and domestic and international long distance services. New Global Telecom, Telcel, Totalcom Venezuela C.A., LD Telecom and Convergia de Venezuela, S.A., have obtained an administrative license to provide domestic and international long distance services. As of May 31, 2003, companies such as Multiphone de Venezuela, C.A. and Etelix have obtained administrative licenses from CONATEL to provide international long distance services. Entel Chile has obtained an administrative license to provide fixed local telephone services and international long distance services.

The Company, like most Latin American telephone companies, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and “call-back” services (despite call-back services being illegal in Venezuela). As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company has introduced different discount plans for International Long Distance Services to offer alternative competitive plans with those prices of other international service providers. These plans include “Frequent Country”, “Destiny” and “Super Destiny.”

CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2003, the Company does not believe that in the short term any loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations.

Public Telephone Services

As of May 31, 2003, CANTV, Telcel, Infonet, Digitel and Digicel were the providers of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators will be required to install a number of public telephones equal to at least 3% of their lines in use.

Wireless Telephone Services

The Company faces competition in wireless services from Telcel, and recently from Digitel and Infonet. Telcel, which is majority owned by BellSouth Corporation, began its operations one year earlier than Movilnet and Digitel began its operation in 1999. Movilnet’s market share was approximately 38%, 36%,40% and 42% at December 31, 1999, 2000, 2001 and 2002, respectively. The Company estimates that Telcel’s market share was approximately 62% at December 31, 1999, 60% at December 31, 2000, 49% at December 31, 2001 and 47% at December 2002. Digitel’s market share was not significant during 1999, and was approximately 3% at December 31, 2000, and 10% at December 31, 2001 and 2002.

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

	Wireless Local Loop (WLL) auction (1)
	Capital Region	Andean Region	Central Region	South-East Region	West Region
Granted to:
Frequency A	Telcel	Telcel	Deferred	Telcel	Telcel
Frequency B	Genesis Telecom	Genesis Telecom	Telcel	Genesis Telecom	Genesis Telecom
Frequency C	Entel Chile	Millicom	Genesis Telecom	Digicel	Digitel
Auction close price ($):
Frequency A	2,500,000	1,500,000	Deferred	800,000	1,000,000
Frequency B	3,800,000	860,000	4,300,000	560,000	400,000
Frequency C	1,500,000	800,000	1,200,000	300,000	720,000

(1)	Information source: CONATEL

CONATEL intended to auction concessions for frequency to provide LMDS in five regions of Venezuela. LMDS is a fixed wireless service that offers a broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS and a new date for the LMDS auction has not been announced. It is anticipated that this auction will be carried out for each of the five regions included in the WLL auction process.

Other Services

There are other data transmission service providers in the market. CANTV.Net is among the two largest Internet service providers in Venezuela and at December 31, 2002 had an estimated market share of approximately 63.0%. The major competitor of CANTV.Net for Internet-related services is Telcel through its subsidiary, T-Net.

Competition in services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2003, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. (“Genesis Telecom”), Entel Chile, S.A. (“Entel Chile”), Millicom International Cellular, S.A. (“Millicom”), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. (“ImpSat”), Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom Telecomunicaciones, C.A. (“Texcom”); Internet service providers, such as CANTV.Net, C.A. (“CANTV.Net”) (formerly CANTV Servicios, C.A.), T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; truncking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC, C.A. (“Conmovil”); and Cable TV operators, such as SuperCable ALK Internacional, C.A. (“SuperCable”), Cable Corp. TV, C.A. (“Cabletel”) and Corporacion Telemic, C.A. (“Intercable”), including DirectTV (via satellite transmission). These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers. As of May 31, 2003, Telcel and NetUno are operating as a local service providers. Digitel, Infonet and Digicel are operating as a local service provider in some of the states where they were granted multiple service concessions.

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions and the effectiveness of the Company’s efforts to face the increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services, position it to operate effectively in a competitive environment.

The Concession and Other Fees

The Concession required that CANTV pay the Government and CONATEL an annual tax and an annual concession fee equal to 5.0% and 0.5%, respectively, of the billings for all basic switched telephone services and other telephone services provided by CANTV. In December 1998, the Company reached an agreement with CONATEL over payments due from the Company for the years 1991 through 1996. The Company then paid all outstanding amounts owed to CONATEL in full.

The New Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government by all telecommunications providers as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers are subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax will be eliminated. These taxes would replace the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers are subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. These taxes became effective on January 1, 2001 and supersede taxes established in the Concession.

The Concession provides that, without prior authorization of CONATEL, CANTV may not transfer or assign, in whole or in part, the concession granted thereby or the obligation to fulfill such concession. It further provides that the control of CANTV may not be assigned or transferred without the approval of the Ministry. In case of war, rebellion or other circumstances constituting a serious threat to national defense and security, the Government may replace CANTV as the holder of the Concession and take possession of the assets, equipment, facilities and accounting records of CANTV. In such an event, the Government is required to restore all assets, equipment, facilities and records at the end of the period during which such circumstances occurred and provide CANTV compensation for those damages imputable to the Government for which CANTV could demonstrate as having resulted directly from such action.

The Concession is for 35 years ending in 2026, and may be renewed for an additional period of 20 years subject to the approval by the Ministry and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without prior authorization of the Ministry, (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition, (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry’s authorization, (iv) the failure to pay the concession fee or annual taxes specified in the Concession, (v) the liquidation or bankruptcy of CANTV, (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession and (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Ministry. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV’s revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets allocated to the rendering of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization as recorded on the books used by CANTV for income tax purposes. The depreciated value of CANTV’s assets at December 31, 2002 on such basis, was Bs. 2,830 million.

In addition to revocation, CONATEL has the power to impose sanctions on CANTV for certain violations of the Concession. Sanctions may include public censure or a fine of up to a maximum amount of 1% of CANTV’s billings for the most recent fiscal year for which audited financial statements are available. Violations that may lead to sanctions, in addition to those mentioned above for termination, include (i) failure to give customers equal treatment, (ii) assignment or transfer of goods and equipment used in telecommunications services without prior authorization of the Ministry, (iii) failure to prevent unauthorized installations of equipment that result in damage to the telecommunications network, (iv) installation of faulty, obsolete or unauthorized telecommunications equipment, (v) performance of unauthorized telecommunications services, (vi) charges to customers in excess of the approved tariffs, (vii) obstruction of inspections ordered by CONATEL, (viii) violation of labor laws or the applicable union contract and (ix) failure to present or comply with a proper numbering plan.

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

Additional Concessions

The Wireless Concession was granted to Movilnet in May 1992 and has an initial term of 20 years. Subject to certain conditions, the Cellular Concession is renewable for another 20-year term. The Cellular Concession gives Movilnet the right to interconnect with CANTV’s basic network and required the payment to CONATEL of an annual concession fee equal to 10% of billings. The New Telecommunications Law eliminated the annual cellular concession fee and established that cellular services providers are subject to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8%

of billings. The Cellular Concession requires that Movilnet expand and digitalize the cellular network, improve the quality and productivity of cellular services when technically, materially and economically feasible as well as provide certain rural, public and emergency services. Compliance with the requirements of the Cellular Concession is monitored by CONATEL. Movilnet expects to exceed demand and quality of service requirements mandated by the Cellular Concession and all non-market-based Cellular Concession obligations such as rural service, emergency service and public phone service. Movilnet has fully complied with all concession mandates.

Movilnet may set the tariffs it charges its customers for wireless services within minimum and maximum limits set by CONATEL. Within such limits, the Company may create different tariff plans, including incentives and promotional programs. In December 1998 and in November, 1999, rate limits were established by CONATEL, pursuant to a request by the wireless operators. On March 1, 2003 non regulated tariffs were increased. The effective increase was an average 18% for postpaid basic rent and ranged from 9% to 38% for different prepaid services.

Pursuant to regulations relating to the operation of cellular telephony, CANTV and Movilnet must operate separately. Each company must maintain independent personnel, management, accounting and marketing departments, among other requirements. However, under the New Telecommunications Law, this requirement no longer applies and all services could be rendered by one company.

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net, under a concession, the “Value Added Services Concession.” On October 5, 1995 CONATEL granted to CANTV.Net the Value Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term subject to certain conditions. The Value-Added Services Concession granted CANTV.Net the right to offer voice-mail services nationwide. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value-Added Services Concession also requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

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

The Company prepares its financial statements in bolivars and in conformity with Venezuelan GAAP, which differs in certain important respects from U.S. GAAP. Note 25 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and total stockholders’ equity at December 31, 2001 and 2002.

In accordance with Venezuelan GAAP, the Company’s consolidated financial statements are presented on a constant bolivar basis. Accordingly, except where otherwise indicated, consolidated financial data have been presented in constant bolivars as of December 31, 2002 to reflect inflation in Venezuela using the CPI. References to variations in average real rates over periods within this section are based on adjustments made in accordance with movements in the CPI. Until 1999 tariffs were adjusted by the Government, in accordance with movements in the WPI which, at times, has been substantially below the CPI. In 2000, tariffs were adjusted pursuant to the terms of the Agreement between CANTV and CONATEL. Beginning in March 2001, tariffs were adjusted based on a projected inflation based on the WPI and projected exchange devaluation of the bolivar against the U.S. dollar. Beginning February 3, 2003, residential tariffs became subject to a framework of price controls. See “Item. 4. Information on the Company—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls.” Although the restatement of nominal bolivar amounts into constant bolivars lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and the evaluation of period to period trends may be difficult. See “Introduction” and Note 4(b) to the Audited Financial Statements.

Significant Developments in Venezuela’s Economy

Substantially all of the Company’s businesses are conducted in Venezuela. Demand for telephone services in Venezuela and the Company’s results of operations and financial condition have been, and are expected to continue to be, affected by the state of Venezuela’s economy. There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company’s services or on the Company’s results of operations and financial condition. Not considering petroleum related activities, Venezuela’s GDP increased by 2.7% in 2001, partly due to the adoption of a fiscal policy with the stated objective to reduce or eliminate taxes on consumption and increase activity in the oil sector, which is a significant part of Venezuela’s economy. In 2002, not considering petroleum related activities, Venezuela’s GDP decreased by 6.5%, largely due to the depressive effects of lower oil activity, political instability and uncertainty, and falling levels of consumption and investment in response to the new exchange rate system and increasing inflation.

The Company’s financial condition and results of operations are significantly impacted by changes in Venezuela’s GDP, the rate of inflation and the value of the bolivar compared to the U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy. In 1999 and 2000, international oil prices rebounded from 1998 levels, but increased by 9.8% in 2002. See “Item 3. Key Information—Risk Factors—Importance of Oil Sector.”

In November 2001, President Chavez enacted forty-nine (49) laws, by decree, under the Enabling Law including the Hydrocarbons Law, Land and Agricultural Development Law, and General Banking and other Financial Institutions Law.

Discontent and dissidence against the current Government has been expressed in Venezuela and reflects not only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasingly confrontational attitude of President Chavez against diverse social sectors considered to be key institutions, such as the Catholic Church, the media and the CTV.

In early 2002, several active members of the armed forces and the National Assembly considered loyal to President Chavez, publicly expressed their dissidence with the Government. Moreover, perceived uncertainty regarding very important laws, particularly relating to taxation and social security matters, and increasing tensions within the media, labor unions, management of PDVSA and industrial associations intensified and lead to regular demonstrations both in favor of and against the Government during early 2002. Managers of PDVSA, who did not support the appointment of President Chavez loyalists to the PDVSA’s Board of Directors and increased government control of the company, participated in a work slowdown in late February 2002 and began a strike on April 4, 2002. On April 9, 2002, leaders of the CTV and Fedecamaras joined the PDVSA strike, calling for a general strike that lasted three days and culminated on April 11, 2002 with a massive opposition march in Caracas. Violence between protesters and supporters of President Chavez during that march resulted in approximately 17 deaths. This event prompted dissident officers of the armed forces to intervene and ask President Chavez to resign. During the early hours of April 12, 2002, President Chavez, was forced out of office.

A transitional government led by Pedro Carmona Estanga, head of Fedecamaras, replaced President Chavez on April 12, 2002. Mr. Carmona’s decisions upon taking office to dissolve Venezuela’s elected National Assembly, fire members of the Supreme Justice Court and revoke the package of controversial laws enacted in November 2001 pursuant to the 2001 Enabling Law, were met with severe domestic and international criticism. Under pressure from military forces loyal to President Chavez and public demonstrations in support of President Chavez (who denied having resigned as president on April 12), and as a result of the lack of support for Mr. Carmona from moderate factions within the military and the general public, Mr. Carmona resigned and Hugo Chavez was reinstated as President on April 14, 2002. In a conciliatory move, President Chavez dissolved the then recently installed Board of Directors of PDVSA.

In response to the country’s political crisis, the Government decided in July 2002 to invite the OAS, the Carter Center, and the United Nations Development Program (UNDP) to act as mediators and aid in the negotiations between the Government and the political opposition. To this end, the Negotiation and Agreement Round Table (the “Round Table”) was inaugurated on November 8, 2002, made up of six government representatives and six representatives of the Democratic Coordinating Council (Coordinadora Democratica), an anti-government alliance with OAS General Secretary Cesar Gaviria acting as international mediator. The Round Table’s main objectives were to reach an electoral agreement to resolve the country’s political crisis through elections and achieve consensus on strengthening the electoral system, disarming the civil population, and creating a “Truth Commission” to investigate the tragic events of April 11, 2002. A tripartite technical group was also formed, comprised of the OAS, the Carter Center, and the UNDP, whose task was to provide technical support to the mediators and supervise the fulfillment of any electoral agreement. In addition, the creation of a “Group of Friends” (Spain, Portugal, the United States, Chile, Mexico, and Brazil) was also intended to strengthen the active role of the international participants.

Among specific proposals discussed for solving the political crisis were (i) a Recall Referendum (the Referendo Revocatorio) to revoke the President’s mandate, (ii) a constitutional amendment to shorten the presidential term and call for early elections and (iii) a Constitutional Assembly with powers to call for elections, dismiss the President and other branches of the Government and write a new constitution.

On February 2, 2003, the opposition collected enough signatures for initiating an alternative amendment, the Recall Referendum and a Constitutional Assembly as it became legally impossible to hold a referendum at that time.

In the absence of an electoral agreement at the Round Table, former U.S. President Jimmy Carter proposed two options: a modified constitutional amendment to shorten the presidential term from 6 years to 4 with general elections to follow, or for the President to commit to holding a Recall Referendum no later than August 19, 2003 with general elections held prior to September 19, 2003. The Government expressed its support for the Recall Referendum option and the opposition supported the constitutional amendment but later agreed to the Recall Referendum. The Recall Referendum has four basic elements: (i) the Supreme Tribunal of Justice established the date of the Recall Referendum for August 19, 2003, (ii) the National Assembly is to elect the Electoral Council (CNE), (iii) the Recall Referendum is to be held on August 19, 2003 and (iv) in the event President Chavez loses the Recall Referendum, general presidential elections would be held 30 days later. President Chavez would be allowed to run for re-election in the general presidential elections if he chooses.

On December 2, 2002, a general strike was called by Fedecamaras, the CTV, and most of the opposition political forces organized in the Democratic Coordinating Council. Its main goal was forcing the President from office. A very large part of the oil industry’s personnel joined the strike, causing a suspension of oil exports and shortages of gasoline and household gas in the domestic market and a substantial paralysis of the non-oil sector. The actions taken by the Government after the December general strike focused chiefly on the firing of approximately 18,000 oil industry workers who had participated in the work stoppage. The Government also appointed a new PDVSA’s Board of Directors.

During the months following the end of the general strike, the opposition weakened because of its failure to achieve any of its demands. Meetings of the Round Table participants became intermittent during the December 2002 general strike. Until April 2003, the Round Table produced no concrete results other than the February 18, 2003 signing by the Government and opposition representatives of a declaration against violence. On May 29, 2002, the members of the Round Table signed an agreement to resolve the political stalemate through an electoral process in accordance with the Venezuelan Constitution. The agreement includes a Recall Referendum for all elected Government positions, including the Presidency which, pursuant to the Venezuelan Constitution, could be held beginning August 19, 2003, approximately the mid-point of President Chavez’s term in office. The implementation of this Recall Referendum is subject to the collection of signatures in favor from at least 20% of the total voting population and the approval of the CNE. To date, the Government’s strength lies in a fragmented opposition that is unable to generate disapproval for the Government in excess of 60% of the population.

These events demonstrate the divisions within the military as well as the discontent with President Chavez within the business and labor sectors. The issues and problems that drove many sectors of Venezuelan society against President Chavez remain unresolved. Added to this are concerns about the deep divisions within the armed forces and the polarization of the country. These factors present an environment of increasing ungovernability, political polarization and political and social instability. There can be no assurance that the economic and political uncertainty which has negatively affected the growth of the Venezuelan economy in the past will not persist.

Venezuela’s gross domestic product increased by 3.2% in 2000 and by 2.8% in 2001, and decreased by 8.9% in 2002. Not considering petroleum-related activities, Venezuela’s GDP increased by 3.0% in 2000 and by 4.0% in 2001, while it decreased by 6.5% in 2002. Despite increased oil prices, the continuation in 2002 of constraints on oil production requested by OPEC created Government revenue shortfalls, which will mean that the efforts to spur growth through public spending and investment will be curtailed. In 2003, as a result of the two months strike in December 2002 and January 2003, oil industry activity was stopped and is now being normalized steadily at a slow pace. There can be no assurance that economic conditions in Venezuela will improve or that they will not continue to have an adverse effect on demand for the Company’s services or on the Company’s results of operations and financial condition. See “Item 3. Key Information—Risk Factors.”

Inflation in Venezuela as measured by the CPI was 13.4%, 12.3% and 31.2% during 2000, 2001 and 2002, respectively. Inflation as measured by the WPI was 15.8%, 10.2% and 44.4% during these same years, respectively. Consumer and wholesale prices are expected to increase on 2003, fueled by currency devaluation. Consumer price inflation reached 31.2% in 2002. 13.8% inflation was realized during the first five months of 2003. In highly devaluationary periods wholesale prices tend to exceed consumer prices, since the adjustment in wholesale foreign component is higher than the domestic one. Devaluations adjustments by year-end 2002 of 85.1% and the increase in the minimum wage, effective on July 1, 2003 added further upward pressure on prices, offset, in part, by weak domestic demand. CANTV tariffs are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates, in order to maintain the value of the tariffs in real terms.

Devaluation of the bolivar against the U.S. dollar was 7.8%, 8.3% and 85.1% for the years ended December 31, 2000, 2001 and 2002, respectively. The change in the value of the dollar against foreign currencies resulted in a net exchange loss of Bs. 3.9 billion, a net exchange gain of Bs. 27.6 billion and a net exchange loss of Bs. 45.3 billion for the years ended December 31, 2000, 2001 and 2002, respectively. The deterioration of Government revenues streams and the increasing political and legal instability, sustained capital flight and the erosion of foreign reserves that began in late 2001, forced the government to announce, on January 21, 2003, the suspension of foreign exchange currency trading and the foreign exchange regime on February 5, 2003. The Company believes that the foreign currency exchange control will increase the economic crisis in Venezuela, and expects Venezuelan GDP to contract as the political tensions increase, credit is constrained due to high interest rates, and inflation erodes purchasing power and consumption. Net exchange gain or loss is included in the “financing cost, net” caption in the consolidated statements of operations and in Note 16 to the Audited Financial Statements and represents the additional or fewer bolivars, as the case may be, that the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities. In the event of a continued decline in the value of the bolivar relative the U.S. dollar and other foreign currencies, as occurred in 2000, 2001 and 2002, the Company’s results of operations and stockholders’ equity could be adversely impacted by additional exchange losses. See “Item 3. Key Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Significant Developments in the Company’s Business

The information in this section should be read in connection with “Item 4. Information on the Company.”

In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of access lines in service increased to 2,705,363 as of December 31, 2002. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of approximately 810,937 lines from 2000 to 2002. The lines, which have been permanently removed, are being reassigned to new customers on the basis of credit checks. Access lines in service totaled approximately 2.7 million at December 31, 2002 of which 80.8% were digital.

The number of cellular subscribers increased, from 2,461,501 at December 31, 2001 to 2,560,718 at December 31, 2002 due to an increase in prepaid customers of 4.7% from the continued success of prepaid services and migration to more economical plans; the number of postpaid customers decreased by 2.9% during 2002. The number of Internet subscribers and related users also grew, from 145,218 and 363,045, respectively, at December 31, 2001 to 195,616 and 964,394, respectively, at December 31, 2002.

To achieve profitable growth and continue to reduce costs and improve productivity, the Company has implemented strict procurement and cost containment programs. In 2002, the Company continued refining its customer focus units, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company uses improvements in customer service and technological infrastructure to market its services more effectively and increase revenues and profitability. These improvements focus on efficiently meeting customer needs while optimizing productivity, and are expected to position the Company for the current competitive environment.

The Company’s strategy is to increase market penetration and continue to broaden its product portfolio by offering an array of fixed, wireless, data transmission, Internet and value-added services. The Company seeks to capture the largest share of high growth markets by providing packages of services that maximize and leverage its existing infrastructure, by continuing to expand capacity and modernize its wireline, wireless and Internet networks, and by seeking to improve its service offerings through innovative value-added services.

Growth of the Company’s wireline operations was partially impacted by an uncollectible accounts receivable problem arising primarily from the deterioration in the Venezuelan macroeconomic environment since 1998. In response, the Company developed collections and credit policies that included a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2002, CANTV made approximately 2,110,109 temporary disconnections and permanently removed 263,783 residential and commercial lines compared with 1,954,489 and 203,313 lines temporarily and permanently disconnected, respectively, in 2001. This slight increase reflects the impact of the soft economy and the application of stricter credit policies. Permanently removed lines are being aggressively reassigned to new customers following upfront credit history checks. During 2002, the Company’s uncollectibles provision was Bs. 69.5 billion compared to Bs. 86.3 billion in 2001. The Company’s provision for uncollectibles represents 2.6% and 2.9% of total operating revenues at December 31, 2002 and 2001, respectively.

On December 29, 2000 the Company announced a workforce reduction program. This program was implemented, after a thorough review of business processes, to eliminate non-strategic activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in an accrual of a workforce reduction charge of Bs. 162,639 million in the Company’s results of operation in 2000. In addition, in 2001, the Company recognized approximately Bs. 34,261 million in the statement of operations in respect of pension and postretirement plan special termination benefits related to the effect associated with this employee reduction program. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated approximately 3,752 employees (approximately 34.0% of CANTV’s work force). The Company has not carried out special workforce reductions during 2001 and 2002.

Regulatory Environment

The information in this section should be read in conjunction with “Item 4. Information on the Company—Regulatory Framework.”

In February 2000, CANTV entered into the Agreement with CONATEL with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to these matters and the Concession continued to control as to subject matters not specifically covered by the Agreement.

The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela, with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and at the same time obtaining and establishing universal service objectives. The New Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable tax regime. See “Item 4. Information on the Company—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.”

Under the new tariff-setting system, CONATEL is responsible for setting the maximum tariffs every six months applicable to CANTV as the established operator in the telecommunications services market in Venezuela, taking into account as a basis the official indexes for inflation and devaluation. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV to arrive at a consensus for the relevant basis for the proposed revised maximum tariffs. Under the new tariff-setting system, the maximum tariffs may be further re-adjusted upwards or downwards based on a formula tied to the Wholesale Price Index and the rate of devaluation in the bolivar. The new tariff-setting system provides for an extraordinary upward or downward re-adjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of a comprehensive index based on the Wholesale Price Index and the rate of devaluation in the bolivar. See “Item 4. Information on the Company—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls.”

On February 19, 2001 pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001 and the new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. The purpose of the new tariff plans was to simplify the existing tariff structure and better serve the needs of each customer according to their usage patterns while also accommodating those customers who are considered heavy Internet users. See “Item 4. Information on the Company—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls.”

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law effective July 1, 2001 through June 14, 2002 and further revised tariffs were established effective on June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans, Limited Plan (Plan Limitado), Classic Plan (Plan Clasico), and Talk More for Less Plan (Plan Habla Mas Por Menos). These three plans together with a flat rate plan and a prepaid plan constitute all of the tariff plans currently in effect. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. Pursuant to the revised tariffs, the rates for (i) residential basic rent increased 43%, (ii) residential local usage decreased 9%, (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%, (iv) international long distance increased approximately 13%, (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was approximately a 15% additional increase in the rates for local and approximately a 12% increase in domestic long distance calls from fixed to mobile. This increase became effective on August 31, 2002. In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in Official Gazette No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

Revised maximum tariffs for 2003 have been allowed for certain non-residential services and are to be applied in three parts during April, July and October pursuant to resolution No. 255 dated March 18, 2003 were published in the Official Gazette No. 37,669 on April 10, 2003 and became effective on April 27, 2003. In connection with the revised tariffs, only the following services were subject to increases: (i) rates for non-residential basic services increased 28% for basic rent, 19% for local services and approximately 19% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) rates for basic public telephony increased from 16% to 20%, (iii) basic rates for internet access increased approximately 65%. In July 2003, the second series of revisions to tariffs are expected to be implemented and an extra-ordinary adjustment of approximately 2% to these tariffs is also expected. Residential tariffs are not subject to revision and remain unchanged pursuant to the new price controls regime.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made. Therefore, in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the Bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could result in an adverse effect on the Company’s financial condition and results of operations.

Summary of Operations

The Company provides substantially all of its services in Venezuela and substantially all of its operating revenues are derived from Venezuelan domiciled customers and from settlements with international carriers for calls completed in Venezuela. The Company’s operating revenues are derived from domestic telephone services, including public telephones and rural telephone services, and from international telephone services, wireless services, directory information services, Internet access, data transmission, and other value-added services.

The Venezuelan GAAP financial information of the Company presented herein has been restated to reflect the adoption of IAS-19 retroactively to 1999. The Venezuelan GAAP and U.S. GAAP financial information of the Company for the year 2001 presented herein has been restated to reflect an adjustment to revenues in respect of airtime credits granted to wireless customers in 2002. In addition, the Company has restated the Venezuelan GAAP financial information for all years presented herein to reflect the change in accounting treatment for shares held in trust for distribution in the form of awards to employees. See “—Critical Accounting Policies.”

Local and domestic long distance services generated the largest portion of the Company’s operating revenues, representing 25.5%, 23.7% and 21.7% of the Company’s total operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes of use or by seconds of use, the rates charged by the Company to its customers and the number and availability of public telephones. Revenue from public telephones is generated primarily by utilization measured by minutes of usage.

In October 2001, the Company changed its method to report and book interconnection revenues and cost. The Company presents the revenue derived from fixed to mobile calls and the revenue received from mobile to fixed calls separately. The fixed to mobile revenue is labeled as “Fixed to Mobile—Outgoing” in the statements of operation. Under the “calling party pays” concept in Venezuela, when the wireline customer makes a fixed to mobile call, he pays the Company a rate to terminate the call on the cellular network. Previously this revenue was reported net of the interconnection cost under local or national long distance revenue, depending on the destination. Mobile to fixed call revenue is now separated and shown under “Interconnection Incoming” in the statement of operations. This revenue consists of charges paid by other operators for connection to the Company’s network. Previously this revenue was reported under local or national long distance revenue, depending on the termination destination. The Company believes that this change better illustrates the dynamics of interconnection revenues and costs under the recently implemented interconnection regime, and makes the financial statements more transparent. The effect of this change is to increase reported revenues and expenses compared to the prior method. Results for all prior periods included in the financial statements have been restated to reflect this change in presentation.

International long distance services generated 6.1%, 5.4% and 4.3% of the Company’s total operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance services depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a “report and order” that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order took effect on January 1, 1998 until December 31, 2002. The accounting rate as of December 31, 2001 between the United States and Venezuela was $0.38 per minute.

The following table sets forth the Company’s negotiated accounting rates per minute with U.S. international carriers for the period 2000 through December 2001:

Period	Rate in $ (per minute)
January to June 2000	0.54
July to December 2000	0.46
January to December 2001	0.38

During 2002, the accounting rate is no longer applicable to settlements of international traffic with American carriers. This scheme has been replaced by commercial agreements negotiated directly with the carriers that follows current market trends and considers internal pricing strategies.

Despite the negotiated accounting rates, most agreements signed with foreign carriers include accounting rates based on the volume of traffic.

Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnect fees and miscellaneous charges.

Revenues from wireless services comprised 14.1%, 17.4% and 21.3% of the Company’s total operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), monthly service fees, usage charges, revenues from equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers. Usage charges are based on a “calling party pays” principle under which the Company’s wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company’s wireless network.

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

The Company’s operating expenses consist of a provision for uncollectibles, operations, maintenance, repairs and administrative expenses, depreciation and amortization, interconnection cost, and concession and other operating taxes. Additionally, operating expenses include a nonrecurring charge and a special charge for 2000 and pension and post-retirement plan special termination benefits for 2001.

The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectibles accounts receivable. The provision for uncollectibles comprised 3.6%, 2.9% and 2.6% of the Company’s total operating revenues for the years ended December 31, 2000, 2001, and 2002, respectively.

The Company’s operations, maintenance, repairs and administrative expenses represented 40.7%, 37.1% and 43.8% of the Company’s operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively. The Company’s operations, maintenance, repairs and administrative expenses for the year ended December 31, 2002 are comprised of salaries (14.3%), labor benefits (23.9%), contractors (22.9%), materials (13.3%) and other expenses (25.6%). Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees, from 13,952 at December 31, 2000 to 10,178 at December 31, 2002, while simultaneously expanding its business. At May 31, 2003 the Company had 9,960 employees.

During 2001, CANTV decreased its workforce by 3,752 employees as a result of a workforce reduction program, which covered wireline employees and primarily administrative positions were eliminated. This program was implemented to eliminate non-strategic activities and associated costs after a thorough review of business processes that were not consistent with CANTV’s competitive and growth objectives. The program ended on January 19, 2001. Employees terminated under this program received additional severance benefits based on the number of years of service with CANTV from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six to twelve-month basic salary severance payment in addition to a 25% increase in their monthly pension. This program resulted in a workforce reduction charge of Bs. 162,639 million included as current accrued employee benefits and recognized as a workforce reduction charge in the Company’s results of operation in 2000. In addition, during 2001, the Company recognized approximately Bs. 34.3 billion in the consolidated statements of operations for the pension and postretirement plan special termination, related to the effect associated with this employee reduction program. See “Item 4. Information on the Company.” CANTV entered into a labor agreement with FETRATEL on September 3, 1999, which terminated on June 17, 2001. On July 17, 2002 a new labor contract agreement was signed between CANTV and the Telecommunications Workers Union, FETRATEL. The two-year agreement covers some 3,500 union employees in 28 unions, is retroactive to June 18, 2002, and provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to 30% for qualifying union employees, based on individual performance. In addition, each union employee will receive a special one-time bonus to be paid in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the lack of wage increases since the expiration of the contract in June of last year.

The economic impact of the new labor agreement on the Company was within the range of management’s expectations. This increase in total value of compensation equates, in nominal terms, to weighted average increases of 21.9% and 26.4% for 2002 and 2003, respectively. See “Item 6. Directors, Senior Management and Employees—Employees.”

Depreciation and amortization expense recognizes utilization of the Company’s telecommunications network and other long-lived assets. Depreciation expense is dependent on the book value of telecommunications plant and equipment and other assets as well as the periods used to depreciate and amortize such assets.

Interconnection costs cover all traffic from CANTV’s network to other operators’ network, including traffic from fixed to mobile, traffic from fixed to fixed and all traffic from Movilnet’s network to other operator’s network, including traffic from mobile to mobile and mobile to fixed.

Concession and other operating taxes consist primarily of amounts due to the Government under the various concession agreements. The amount of concession and other taxes is generally assessed based on a percentage of billings. See “Item 4. Information on the Company—Regulatory Framework.”

Other income (expense), net consists of net foreign exchange gain or loss, loss from net monetary position, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2002, the Company foreign exchange loss resulted from a 85.1% devaluation. The Company had at December 31, 2002 a net asset position in foreign currency of $11 million. The gain or loss from a net monetary position represents the gain or loss resulting from a monetary denominated net liability or net asset position during an inflationary period.

The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company is subject to tax on its net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company’s non-monetary assets and liabilities, net of stockholders’ equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. The Venezuelan legislation provided an investment tax credit of up to 20% on the amount of new investments through December 31, 1999 in fixed assets that have not been used previously in the country. Unused investment tax credits can be carried forward up to three economic periods from the year when each arose. The Venezuelan Income Tax Law (the “Income Tax Law”) authorizes the carry forward of non-compensated losses up to three years subsequent to the period in which they were incurred. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable is the greater of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward up to three subsequent years from the period in which such tax loss originated.

On October 22, 1999, the Government published a Partial Reform to the Income Tax Law. The most significant changes are as follows:

•	Implementation of a transfer pricing regime for imports and exports of goods and services between related companies.

•	Losses from adjustments for inflation may be carried forward up to one period.

•	Investment tax credits for fixed assets of 10% of the amount of new investments, for industrial companies, to be applied for five years from the effective date of the Amended Law.

•	A new regime that taxes worldwide income to individuals or companies residing or domiciled in Venezuela. It also allows a credit for income taxes paid abroad.

•	A proportional tax on dividends to be introduced based on the excess of book over taxable income. This excess will be taxed at 34%, and that amount is proportionally applied to the dividends to be paid.

On December 28, 2001, the Government published, in the Extraordinary Official Gazette No. 5,566, Law N° 71, including the Partial Amendment of the Income Tax Law. This Amendment does not allow the imputation of foreign losses to domestic income or losses and establishes that the financial income to be considered shall be that approved by the Shareholders’ Assembly on the basis of the consolidated financial statements and a 1% advance tax shall be paid in case of dividends declared. Additionally, it eliminates the provision for non-deductibility of expenses in cases where the income tax withholding agents do not comply with their special income tax withholding duties. See Note 18 to the Audited Financial Statements. A convention for the avoidance of double taxation (the “Tax Treaty”) between the United States and Venezuela also became effective on January 1, 2000.

In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. Transactions with related parties are at arms-length and subject to conditions similar to transactions with independent third parties. See Note 19 to the Audited Financial Statements and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Key Data for the Years Ended December 31, 2000, 2001 and 2002

The following table sets forth key data of the Company for the years ended December 31, 2000, 2001 and 2002, and presents each amount as a percentage change from the prior year:

	Year Ended December 31,
	2000	2001	% increase (decrease) from prior year	2002	% increase (decrease) from prior year
Lines:
Lines installed	3,074,506	3,093,110	0.6	3,128,453	1.1
Percent digital	80.0%	80.5%	0.6	80.8%	0.4
Access lines in service:
Residential	1,892,801	1,970,161	4.1	1,970,548	0.02
Commercial	627,785	621,369	(1.0)	597,734	(3.8)
Public telephones	85,016	87,748	3.2	90,211	2.8
ADSL	4,473	17,884	299.8	46,870	162.1

	2,610,075	2,697,162	3.3	2,705,363	0.3
Utilization ratio	84%	87%	3.6	84%	(3.4)
Access lines per 100 inhabitants	10.7	10.9	1.9	10.7	(1.8)
Access lines per CANTV employee	236	369	56.4	372	0.8

Call Volume (1):
Local unbundled minutes (billed):
Residential	7,212	5,888	(18.4)	5,683	(3.5)
Commercial	4,195	3,950	(5.8)	3,706	(6.2)
Public telephones	1,335	1,194	(10.6)	983	(17.7)
Telecommunications Centers	31	77	148.4	256	232.5

	12,773	11,109	(13.0)	10,628	(4.3)
Local bundled minutes consumed:
Residential	1,953	3,206	64.2	3,781	17.9
Commercial	—	125	100.0	408	226.4

	1,953	3,331	70.6	4,189	25.8

Total bundled and unbundled minutes	14,726	14,440	(1.9)	14,817	2.6
Domestic long distance:
Residential	719	522	(27.4)	501	(4.0)
Night and weekend	35	866	2,374.3	1,029	18.8

Commercial	859	780	(9.2)	665	(14.7)
Public telephones	345	501	45.2	270	(46.1)
Telecommunications Centers	27	59	118.5	157	166.1

	1,985	2,728	37.4	2,622	(3.9)
International:
Incoming minutes	367	340	(7.4)	228	(32.9)
Outgoing minutes	188	215	14.4	212	(1.4)

Net settlement minutes	179	125	(30.2)	16	(87.2)
Incoming/outgoing ratio	1.95	1.58	(19.0)	1.08	(31.6)
Outgoing minutes charged to customers	192	223	16.1	212	(4.9)
Interconnection
Local Fixed to mobile
Residential	584	556	(4.8)	606	9.0
Commercial	820	719	(12.3)	643	(10.6)
Public telephones	214	298	39.3	354	18.8

	1,618	1,573	(2.8)	1,603	1.9
DLD Fixed to mobile
Residential	135	166	23.0	162	(2.4)
Commercial	205	231	12.7	195	(15.6)
Public telephones	143	211	47.6	261	23.7

	483	608	25.9	618	1.6
Local Mobile to Fixed	1,274	953	(25.2)	912	(4.3)
DLD Mobile to Fixed	324	271	(16.4)	197	(27.3)

	1,598	1,224	(23.4)	1,109	(9.4)
Total Employees:
CANTV	11,076	7,302	(34.1)	7,271	(0.4)
Other	2,876	2,925	1.7	2,907	(0.6)

Total	13,952	10,227	(26.7)	10,178	(0.5)

	Year Ended December 31,
	2000	2001	% increase (decrease) from prior year	2002	% increase (decrease) from prior year
Wireless Services:
Wireless subscribers:
Postpaid	207,134	207,216	0,0	201,108	(2.9)
Prepaid	1,498,856	2,254,285	50.4	2,359,610	4.7

Total	1,705,990	2,461,501	44.3	2,560,718	4.0
Percent digital:
Handset	99%	99%	0.0	100%	1.0
Voice path	67%	70%	4.5	80%	14.3
Average wireless subscribers	1,443,632	2,083,746	44.3	2,511,110	20.5
Minutes of use (1)
Postpaid	689	703	2.0	665	(5.4)
Prepaid	868	1,424	64.1	1,606	12.8

	1,557	2,127	36.6	2,271	6.8
Minutes of use outgoing (collect)	964	1,189	23.3	1,074	(9.7)
Minutes of use incoming:
Fixed to mobile	400	747	86.8	902	20.7
Mobile to mobile	193	192	(0.5)	__293	52.6

	593	939	58.3	1,195	27.3
% Penetration (2)	7.0%	9.9%	N/A	10.1%	N/A
Average Monthly Revenue per User (“ARPU”) (3)	39.5	29.0	(26.6)	21.0	(27.6)
Internet Services
Internet subscribers	113,226	145,218	28.3	195,616	34.7
User	283,065	363,045	28.3	964,394	165.6
Market share subscribers	47.0%	53.0%	12.8	63.0%	18.9
Financial Statistics:
Average interest rates	9.07%	9.61%	6.0	8,89%	(7.5)
Average outstanding borrowings	391,237	371,195	(5.1)	377,380	1.7
Economic Statistics:
Increase in the CPI	13%	12%	(7.7)	28%	133.3
Increase in the WPI	16%	10%	(37.5)	44%	340.0
Exchange rate at the end of year	700.00	758.00	8.3	1,403.00	85.1

(1)	Represents billed minutes of use, excluding free minutes included in certain of the Company’s tariff plans, in millions of minutes.
(2)	Customers per total population.
(3)	In U.S. dollars.

Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

The following table sets forth the results of operations of the Company for the years ended December 31, 2000, 2001 and 2002, expressed in millions of constant bolivars as of December 31, 2002, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

	Year Ended December 31,
	(millions of constant bolivars as of December 31, 2002, except per share and per ADS data)
	2000 (8)		2001 (7)(8)			2002
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year	Bs.	% of total operating revenues	% increase (decrease) from prior year
Operating revenues:
Local usage	452,001	14.4	386,182	13.0	(14.6)	328,123	12.2	(15.0)
Domestic long distance usage	348,587	11.1	319,372	10.7	(8.4)	254,002	9.5	(20.5)
Basic rent (1)	465,789	14.9	454,487	15.3	(2.4)	456,773	17.1	0.5

Local and domestic long distance	1,266,377	40.4	1,160,041	39.0	(8.4)	1,038,898	38.8	(10.4)
International long distance	147,671	4.7	135,780	4.6	(8.1)	100,623	3.8	(25.9)
Net settlements	43,276	1.4	25,977	0.9	(40.0)	14,498	0.5	(44.2)

International long distance	190,947	6.1	161,757	5.4	(15.3)	115,121	4.3	(28.8)
Fixed to mobile—outgoing calls (6)	884,433	28.2	747,265	25.1	(15.5)	572,381	21.4	(23.4)
Interconnection incoming (6)	77,951	2.5	47,977	1.6	(38.5)	46,086	1.7	(3.9)
Other wireline-related services (2)	205,893	6.6	268,482	9.0	30.4	248,943	9.3	(7.3)

Total wireline services	2,625,601	83.8	2,385,522	80.2	(9.1)	2,021,429	75.5	(15.3)
Wireless services	440,500	14.1	517,811	17.4	17.6	570,780	21.3	10.2
Other telecommunications-related services (3)	68,047	2.2	72,949	2.5	7.2	86,694	3.2	18.8

Total operating revenues	3,134,148	100.0	2,976,282	100.0	(5.0)	2,678,903	100.0	(10.0)
Operating expenses:
Provision for uncollectibles	112,726	3.6	86,340	2.9	(23.4)	69,524	2.6	(19.5)
Operations, maintenance, repairs and administrative	1,275,032	40.7	1,104,271	37.1	(13.4)	1,174,577	43.8	6.4
Depreciation and amortization	908,611	29.0	992,469	33.3	9.2	864,133	32.3	(12.9)
Interconnection cost (6)	445,163	14.2	375,932	12.6	(15.6)	265,082	9.9	(29.5)
Concession and other taxes	203,897	6.5	185,629	6.2	(9.0)	198,896	7.4	7.1
Workforce reduction charge (4)	162,639	5.2	34,261	1.2	(78.9)	—	0.0	(100.0)

Total operating expenses	3,108,068	99.2	2,778,902	93.4	(10.6)	2,572,212	96.0	(7.4)
Operating income	26,080	0.8	197,380	6.6	656.8	106,691	4.0	(45.9)
Other expenses, net:
Exchange (loss) gain, net	(3,897)	(0.1)	27,576	0.9	(807.6)	(45,282)	(1.7)	(264.2)
(Loss) gain from net monetary position	(23,463)	(0.7)	(41,502)	(1.4)	76.9	32,353	1.2	(178.0)
Interest income	43,812	1.4	50,131	1.7	14.4	37,362	1.4	(25.5)
Interest expense	(62,759)	(2.0)	(52,621)	(1.8)	(16.2)	(33,942)	(1.3)	(35.5)

Financing cost, net	(46,307)	(1.5)	(16,416)	(0.6)	(64.5)	(9,509)	(0.4)	42.0
Other expenses, net	(5,759)	(0.2)	(15,399)	(0.5)	167.4	(6,190)	(0.2)	(59.8)

Total other expenses, net	(52,066)	(1.7)	(31,815)	(1.1)	(38.9)	(15,699)	(0.6)	(50.6)

(Loss) income before income tax and cumulative effect of accounting change	(25,986)	(0.8)	165,565	5.6	(737.3)	90,992	3.4	(45.0)
Income tax provision	52,196	1.7	56,454	1.9	8.2	23,481	0.9	(58.4)

(Loss) income before cumulative effect of accounting change	(78,182)	(2.5)	109,111	3.7	(239.6)	67,511	2.5	(38.1)

Cumulative effect of accounting change, net of tax	(59,695)	(1.9)	—	0.0	(100.0)	—	0.0	0.0

Minority shareholder’s interest	189	0.0	(239)	0.0	(226.5)	(665)	0.0	178.2

Net (loss) income	(137,688)	(4.4)	108,872	3.7	(179.1)	66,846	2.5	(38.6)

	Year Ended December 31,
	(millions of constant bolivars as of December 31, 2002, except per share and per ADS data)
	2000		2001			2002
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year	Bs.	% of total operating revenues	% increase (decrease) from prior year
(Loss) earnings per share before cumulative effect of accounting change	(82.92)	N/A	120.54	N/A	(245.4)	86.98	N/A	(27.8)
(Loss) earnings per ADS before cumulative effect of accounting change	(580.44)	N/A	843.78	N/A	(245.4)	608.86	N/A	(27.8)
Net (loss) earnings per share	(146.03)	N/A	120.28	N/A	(182.4)	86.12	N/A	(28.4)
Net (loss) earnings per ADS	(1,022.21)	N/A	841.96	N/A	(182.4)	602.77	N/A	(28.4)
Basic net (loss) earnings per share (5)	(146.03)	N/A	120.28	N/A	(182.4)	86.12	N/A	(28.4)
Basic net (loss) earnings per ADS (5)	(1,022.21)	N/A	841.96	N/A	(182.4)	602.77	N/A	(28.4)

(1)	Includes installation charges.
(2)	Includes special services and data revenues.
(3)	Includes value-added services, primarily Internet access, and directory publishing fees.
(4)	Workforce reduction program (see additional information in “—Year Ended December 31, 2000 and 2001—Workforce Reduction Charge”).
(5)	As of December 31, 2002 there were no common stock equivalents having a dilutive effect on net income per share data.
(6)	In October 2001, the Company changed its method to report and book the interconnection revenues and cost (see additional information in “—Summary of Operations”).
(7)	As of December 31, 2001, consolidated financial statements have been restated in order to reflect an accounting change related to a promotion for wireless subscribers.
(8)	As restated to reflect the adoption of IAS-19, the change in accounting for the wireless promotion and the change in accounting treatment for shares held in trust to be distributed in the form of awards to employees. See “—Critical Accounting Policies.”

Years Ended December 31, 2001 and 2002

Operating Revenues

Consolidated net operating revenues decreased by Bs. 297.4 billion (10.0%) in 2002 to Bs. 2,678.9 billion compared with Bs. 2,976.3 billion in 2001, primarily due to decreases in wireline services of 15.3%, partially offset by increases of 10.2% and 18.8% in wireless and other telecommunications-related services, respectively. This decline was primarily attributable to lower real rates, a deteriorated economy, the continuing shift of customers to flat rate plans, fewer non-residential postpaid access lines, and the impact of a one-time revenue adjustment recorded in the third quarter of 2001, related to an interconnection settlement. These year-over-year declines were partially offset by growth in data, wireless and Internet revenues.

For the years ended December 31, 2002 and 2001, 75.5% and 80.2% of total operating revenues were from wireline services, respectively. Revenues from wireless communications services and Internet accounted for 21.3% and 1.9% of total operating revenues for the year ended December 31, 2002, respectively, and 17.4%, and 1.2% for the year ended December 31, 2001, respectively.

Operating Volumes

The total number of access lines in service increased by 8,201 (0.3%) to 2,705,363 at December 31, 2002, from 2,697,162 at December 31, 2001. The increase reflects the success of the prepaid platform combined with the success of ADSL, which increased 162.1% or 28,986 lines.

During 2002, residential access lines increased 0.02% and commercial access lines decreased 3.8%. The number of public telephones in service increased by 2.8% during this same period.

Local billed minutes of use carried by the Company’s network decreased by 481 million (4.3%) to 10,628 million billed minutes for the year ended December 31, 2002, from 11,109 million billed minutes of use for the year ended December 31, 2001. Residential billed minutes of use decreased by 205 million (3.5%) to 5,683 million from 5,888 million billed minutes for the years ended December 31, 2002 and 2001, respectively, mainly due to a 2.7% decrease in average minutes of use per residential line. This was mostly driven by customer migration to higher bundled minutes plans, which resulted in a 575 million bundled minutes increase composed of 687 million minutes in the first half of 2002, partially offset by a 112 million bundled minutes decrease in the second half of 2002 as a result of the change in the tariff plans scheme which reduced the number of bundled minutes included in the plans. Commercial billed minutes of use decreased by 244 million (6.2%) to 3,706 million from 3,950 million billed minutes, for the years ended December 31, 2002 and 2001, respectively. The drop in commercial billed minutes was primarily attributable to customer migration to the flat rate plan for Internet services and to a decrease in the number of postpaid commercial lines as a consequence of the mergers and consolidations of several large financial institutions and corporations, in addition to cost cutting measures by these businesses in response to the economic recession. Public telephones minutes decreased by 32 million (2.5%) to 1,239 million in 2002, from 1,271 million in 2001, as a consequence of the market penetration of wireless communications in the Caracas metropolitan and surrounding areas.

Domestic long distance bundled and unbundled minutes decreased by 106 million (3.9%) to 2,622 million during 2002 from 2,728 million during 2001. Residential bundled and unbundled minutes of use increased by 142 million (10.2%) to 1,530 million for the year ended December 31, 2002 from 1,388 million for the year ended December 31, 2001. Of that change, unbundled minutes of use decreased by 21 million (4.0%) and bundled minutes of use increased 163 million (18.8%) as a consequence of the special flat rate national long distance plan introduced in November 2000 for “Nights and Weekends.” Approximately 213,161 customers had enrolled in the plan and generated 1,029 million bundled minutes by the end of December 2002. Commercial long distance minutes of use decreased by 115 million (14.7%) to 665 million from 780 million for the years ended December 31, 2002 and 2001, respectively, driven by a reduction in the number of commercial postpaid customers resulting from the mergers and consolidations and the cost cutting measures, as well as a decline in the number of average minutes per commercial line of 13.3%. Public telephones minutes decreased by 133 million (23.8%) to 427 million during 2002 from 560 million of minutes during 2001.

International minutes billed locally to Venezuelan customers decreased by 11 million (4.9%) to 212 million for 2002 as compared to 223 million for 2001. This decrease reflected a 5.7% decline in the residential sector and a 13.4% in the commercial sector, while public telephones grew by 39.5%. Decreases in the residential and commercial sector were mainly driven by the soft economy, the reduction in the number of postpaid commercial lines and combined in part with the impact of the increasing competition in international long distance services. In 2002, net settlement minutes with international carriers decreased by 109 million (87.2%) to 16 million from 125 million in 2001. In 2002, outgoing minutes decreased by 3 million (1.4%) and incoming minutes decreased by 112 million (32.9%). This decline in incoming traffic is mainly related to reductions in traffic from U.S. carriers. Some U.S. carriers have been increasingly bypassing Venezuela’s international traffic gateways, illegally transporting and, in some cases, re-routing international traffic into Venezuela and handing off international settlement payments. The incoming minutes of use to outgoing minutes of use ratio decreased by 0.5 (31.6%) to 1.08 for the year ended December 2002 from 1.58 for the year ended December 2001.

Local Usage

Local usage revenues decreased by Bs. 58.1 billion (15.0%) to Bs. 328.1 billion in 2002 compared to Bs. 386.2 billion in 2001. This decrease was primarily attributable to a 4.3% decrease in residential, commercial and public telephone local billed minutes combined with a decrease in the average local usage real rate of 10%. Total residential billed minutes of use decreased by 205 million (3.5%) in 2002 compared with 2001, primarily due to a decrease in residential average minutes of use per line to 280 in 2002 from 288 in 2001, resulting from more free minutes of 687 million minutes in the first half of 2002, as well as a reduction of 112 million minutes resulting from the change in plans effective June 15, 2002. Under the new residential tariff structure, three new plans replaced the five existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced.

As of the end of 2002, there were 191,634 prepaid residential lines. The prepaid customer segment is generally a lower-usage consumer. Contributing to the local usage revenues decline was a decrease in total commercial billed minutes of use amounting to 244 million (6.2%) in 2002 compared with 2001, mainly as a result of the lower customer base and lower minutes of use per line.

One of the Company’s strategic objectives is to offer pricing plans that satisfy each customer’s communication needs while also attempting to reduce cash flow volatility by encouraging customers to migrate to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use increased by 575 million minutes (17.9%) to 3,781 million minutes in 2002. This growth was primarily the result of the unlimited access to dial up Internet or voice rate plans. At December 31, 2002, there were 112,205 residential customers using such plans.

Domestic Long Distance Usage

Revenues from domestic long distance usage decreased by Bs. 65.4 billion (20.5%) to Bs. 254.0 billion in 2002 from Bs. 319.4 billion in 2001. This decline was due to a real rate decline of 12.1%, combined with an unbundled net volume decrease of 14.4%. This volume reduction was primarily the result of fewer residential and commercial access lines as well as customers migrating to bundled flat rate plans.

Total domestic long distance bundled and unbundled minutes decreased to 2,622 million minutes at the end of December 31, 2002 compared to December 31, 2001. Residential bundled minutes of use increased by 163 million minutes of use (18.8%) during 2002 and unbundled minutes of use decreased by 21 million minutes of use (4.0%) during 2002 compared to the prior year as a result of a decrease in the number of postpaid subscribers combined with customer migration to prepaid services and flat rate plans. The unbundled domestic long distance average minutes of use per residential line increased by 13.7% compared to the prior year. Commercial long distance volume decreased by 115 million minutes of use (14.7%), driven by a reduction in the number of commercial postpaid customers as well as a decline in the number of average minutes per commercial line. Average domestic long distance minutes of use per commercial line decreased by 0.9% compared to the prior year.

In October 2002, the Company launched a new Domestic Long Distance “Nights and Weekends” plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the new Nights and Weekend plan subscribers are entitled to an additional hour at night from Monday through Thursday and to two additional hours in the morning from 8:00 pm to 7:59 am, and on weekends from 8:00 pm Friday until 7:59 am Monday for a fee of Bs. 16,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 pm and 5:59 am during the week, and on weekends from Friday at 9:00 pm until Monday at 5:59 am for a fee of

Bs. 13,250. On December 31, 2002 approximately 213,161 customers used the “Nights and Weekends” special flat rate national long distance plan.

Basic Rent

Basic rent revenues include basic monthly flat fee and installation charges and equipment sales. These revenues increased by Bs. 2.3 billion (0.5%) to Bs. 456.8 billion in 2002 compared to Bs. 454.5 billion in 2001, mainly attributable to a 29.0% increase in weighted average rates of basic rent during 2002, resulting from the new tariff plans scheme.

The total number of access lines increased by 8,201 lines (0.30%) to 2.7 million due to 40,972 residential customers, 28,986 ADSL lines and 2,463 public telephones additions, offset by a decrease of 15,963 non-residential lines and 48,257 prepaid lines.

The Company continued terminating service to prepaid subscribers due to non-payment of the installation fee, and migrating certain postpaid customers to prepaid plans to better match their usage patterns and payment capacity, as well as to plans with credit limits.

International Long Distance

Total international long distance revenues decreased by Bs. 46.7 billion (28.8%) to Bs. 115.1 billion in 2002 compared to Bs. 161.8 billion in 2001. This decline is attributable to a real rate decrease of 21.1% as a result of lower international rates and the introduction of a “Preferred Country” long distance calling plan. This plan allows the customer to select up to 5 countries and receive a discount of up to 20% for calls made to the selected countries. In September 2002, the Company also launched two new International Long Distance Tariff Plans, called “Destiny” and “Super Destiny”. In the “Destiny” plan customers pay up to Bs. 5,900 for their monthly basic rent and enjoy 25 minutes each month in calls to a pre-selected country plus a 35% discount on additional minutes. In the “Super-Destiny” plan customers pay up to Bs. 10,500 for their monthly basic rate and enjoy 50 minutes each month in calls to a pre-selected country plus a 40% discount on additional minutes.

Net settlement revenue with international carriers decreased by Bs. 11.5 billion (44.2%) in 2002 to Bs. 14.5 billion compared to Bs. 26.0 billion recorded in 2001. This revenue decline was driven in part by a net volume decrease of 87.2% due to a reduction of 112 million of incoming minutes as compared to 2001. This decline is mainly due to the decrease of incoming traffic from USA carriers. Some USA carriers have been increasingly bypassing Venezuela’s international traffic gateways, illegally transporting and, in some cases, re-routing international traffic into Venezuela and handing off international long distance traffic within Venezuela as if it were local traffic and thereby circumventing international settlement payments. The weighted average settlement rate at year-end was approximately $0.1. The ratio of incoming calls was 1.08 and 1.58 in 2002 and 2001, respectively.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 41.9% and 55.6% of the minutes recorded in 2002 and 2001, respectively. The average settlement rate for international traffic between the United States and Venezuela was $0.38 per minute during 2001.

During 2002, the accounting rate is not longer valid to perform settlements of international traffic with American carriers. This scheme has been replaced by commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies.

Fixed to Mobile—Outgoing

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to Mobile—Outgoing.” Fixed to mobile revenues decreased by Bs. 174.9 billion (23.4%) in 2002 compared to 2001. This decline was mainly the result of a 20.8% decrease in average real rates, as well as a volume decrease of 1.4% or 9 million minutes.

Local fixed to mobile residential minutes increased by 50 million (9.0%) while local fixed to mobile commercial minutes decreased 76 million (10.6%). This downtrend is attributed to the decrease in the number of postpaid lines in service and the migration to wireless communications (mobile to mobile).

Minutes of local use from a public telephone to a cellular phone increased by 56 million (18.8%) as compared to the prior year. This growth is primarily due to a rate decrease of 24.3% compared to 2001.

DLD fixed to mobile minutes increased by 10 million (1.6%) in 2002 compared to 2001. This increase was generated by a 23.7% increase in public telephony DLD fixed to mobile minutes, partially offset by decreases in residential and non-residential DLD fixed to mobile minutes of 2.4% and 15.6%, respectively.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network, which is recorded as revenue under Interconnection—Incoming.

Interconnection incoming revenue decreased by Bs. 1.9 billion (3.9%) in 2002 compared to 2001. Total incoming minutes of use decreased by 115 million (9.4%), partially offset by 91 million fixed to fixed minutes from other operators. Local and DLD incoming minutes decreased by 41 million (4.3%) and 74 million (27.3%), respectively, when compared to 2001. This volume decrease was attributable to a decrease in local and DLD mobile to fixed minutes of 443 million and 74 million, respectively, offset by a higher local and DLD fixed to fixed minutes of 402 million and 90 million, respectively.

Other Wireline-Related Services

Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, decreased by Bs. 19.5 billion (7.3%) to Bs. 248.9 billion in 2002 compared to Bs. 268.5 billion in 2001. The primary factor contributing to this decrease was a one time favorable interconnection settlement adjustment recorded in 2001. Revenues from data transmission services, including Frame Relay, and DPL services, increased by Bs. 32.1 billion (23.2%) in 2002 to Bs. 170.2 billion compared to Bs. 138.1 billion in 2001. Interconnection facility revenues increased by Bs. 3.0 billion (460.1%) to Bs. 3.7 billion in 2002 compared to Bs. 656 million in 2001, due to an increase in fees from wireless operators.

Wireless Services

Wireless service revenues increased by Bs. 53.0 billion (10.2%) to Bs. 570.8 billion compared to Bs. 517.8 billion recorded in 2001, reflecting continued growth in the prepaid customer base combined with the effect of the new interconnection agreement signed in 2001, in which incoming minutes from other operators are billed. Wireless services revenues include airtime, access, interconnection and special services revenues.

Growth of 4.0% in the wireless customer base was primarily driven by the continued success of prepaid services during 2002. The prepaid customer base grew steadily during 2002. The postpaid customer base decreased 2.9% in 2002 ending with 201,108 subscribers. In 2002, prepaid subscribers increased by 4.7%, reaching a total of 2,359,610 customers at December 31, 2002, compared to 2,254,285 prepaid customers at December 31, 2001.

In the second quarter of 2001, Movilnet introduced Mobile Originated (“MO”) Text Messages or short message service (SMS), which has proved to be very popular among customers, generating 1,881 million messages since its introduction. During 2002, the Company signed interconnection agreements with other operators having a positive impact on revenue generation related to MO services.

Total minutes of use (incoming and outgoing) increased by 144 million (6.8%) to 2,271 million in 2002 compared to 2001. Total minutes from postpaid customers decreased by 38 million (5.4%) due to the lower postpaid customers base. Outgoing postpaid minutes decreased by 52 million (10.0%) mainly driven by the Company’s new tariff plans which doubled the free minutes included in postpaid plans. Prepaid minutes increased by 182 million (12.8%) in 2002 due to prepaid customer growth.

In November 2002, “El Regalote” sales campaign was launched, awarding customers with free minutes and services in the following year in an amount equal to their usage during the November/December season if certain conditions are met. These revenues were deferred in a proportionate manner according to the customers expected to enjoy the promotion. See “Critical Accounting Policies.”

As a result of the expansion in the prepaid customer base, overall penetration into the potential customer market improved from 9.9% in 2001 to 10.1% in 2002. Partially offsetting the favorable impact of customer growth is the declining monthly revenue per customer due to expansion in lower-usage customer segments through prepaid wireless service offerings and the introduction of more economical postpaid plans.

Revenues from wireless special services increased by Bs. 67.9 billion mainly driven by increases in SMS, which increased in volume and rates, also combined with increases in prepaid voicemail. Interconnection revenue (incoming traffic) grew by Bs. 30.4 billion primarily due to the new interconnection agreements. Previously, cellular operators conducted interconnections under a “Bill and Keep” agreement whereas now calls are settled under the rates established by the new interconnection agreements. Partially offsetting this growth were decreases in airtime revenue of Bs. 13.1 billion due to a 12.0% decrease in outgoing minutes, partially offset by a 14% increase in average per minute rates, which contributed to this revenue growth, combined with lower monthly activation fees driven by the migration of customers to lower price plans with more free minutes and promotional campaigns, which exempted customers from paying activation fees and higher average real rates.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 13.8 billion (18.8%) to Bs. 86.7 billion in 2002 from Bs. 72.9 billion in 2001.

Internet revenues increased by Bs. 14.9 billion (41.4%) to Bs. 50.8 billion in 2002, due to a 34.7% increase in the subscriber base, which reached 195,616 at year-end 2002. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s stricter credit policies. During 2002, the Company continued offering customers a flat rate plan and the added facility of using the Company’s prepaid cards to access the Internet. The number of users grew in 2002 by 601,349 (165.6%) as compared to 2001.

The Company’s broadband Internet access products demonstrated strong growth during 2002, ending the year with 910 Frame Relay customers and 46,870 ADSL lines, representing a growth of 49.7% and 162.1%, respectively, during the year. This increase highlights the Company’s leadership in the Internet broad-band access market.

Revenues from directory service decreased by Bs. 5.2 billion (16.9%) to Bs. 25.7 billion in 2002 compared to 2001, due to delayed publication of our 2002 central region directors.

Operating Expenses

Total operating expenses decreased by Bs. 206.7 billion (7.4%) to Bs. 2,572.2 billion in 2002 compared to Bs. 2,778.9 billion in 2001 due to effective cost cutting measures in response to the difficult economic and political environment.

Uncollectibles expense decreased by Bs. 16.8 billion (19.5%) in 2002. The decline in uncollectibles expense reflects continuing improvement in cash collections resulting from a higher quality customer base and the application of stricter credit policies. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.6% for the year ended December 31, 2002, compared to the 2.9% reported in 2001.

Operations, maintenance, repairs and administrative expenses increased by 6.4% in 2002 to Bs. 1,174.6 billion compared to Bs. 1,104.3 billion in 2001. The increase is attributed to increases in miscellaneous and contractor expenses, which are indexed to inflation and/or to the U.S.$, as well as increase in other operating taxes. On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. As a result of this program, 3,572 employees were separated from the Company in January 2001. A workforce reduction charge of Bs. 162,639 million is included as current accrued employee benefits and was recognized in the Company’s 2000 consolidated statements of operation.

Depreciation and amortization expense decreased by Bs. 128.4 billion (12.9%) to Bs. 864.1 billion in 2002 from Bs. 992.5 billion in 2001. This decrease was a result of assets reaching the end of their useful lives as well as disposals.

Interconnection costs decreased by Bs. 110.8 billion (29.5%) in 2002 to Bs. 265.1 billion compared to Bs. 375.9 billion in 2001 due to average real rates decreases combined with a 16.4% volume decrease.

Concession taxes and other non-income taxes increased by Bs. 13.3 billion (7.1%) as a result of the implementation of a 1% bank tax on financial transactions by the Government.

Other expense, Net

Total other expense, net totaled Bs. 15.7 billion for 2002 compared to Bs. 31.8 billion expense for 2001. This decrease was primarily due to a Bs. 21.4 billion charge in 2001 related to the AES takeover attempt.

In 2002 there was a gain from monetary position of Bs. 32.4 billion while in 2001 there was a loss of Bs. 41.5 billion. The gain in 2002 was the result of holding a higher net monetary liability position in 2002.

Exchange (loss) gain, net had a variation of Bs. 72.9 billion (264.2%) to Bs. 45.3 billion loss for 2002 compared to a gain of Bs. 27.6 billion for 2001. This increase was due to a 85.1% devaluation during 2002.

Interest income decreased by Bs. 12.7 billion (25.5%) to Bs. 37.4 billion for 2002 from Bs. 50.1 billion for 2001, due to lower short term or temporary investments made during 2002. The average interest rates for investment denominated in U.S. dollars decreased approximately 5.3% in 2002.

Interest expense decreased by Bs. 18.7 billion (35.5%) to Bs. 33.9 billion in 2002 compared to Bs. 52.6 billion in 2001. This decrease was primarily the result of a debt reduction related to a $100 million payment for Yankee bonds in 2002.

Income Taxes

The Company’s income tax provision totaled Bs. 23.5 billion for 2002 compared to Bs. 56.5 billion for 2001. The lower tax expense is mainly due to lower taxable income and also resulted from the contribution to the pension fund of Bs. 48.0 billion in cash and Bs. 67.0 billion in Venezuelan Public Debt Bonds received from the government.

Taxes in Venezuela are calculated and paid on the basis of historical bolivar statements, including an inflation adjustment component. The high effective tax rate is due to the inflation adjusted financials producing higher depreciation than is allowed for tax purposes. As a result, the inflation adjusted financial statements show a significantly lower taxable income than that which is used in calculating the Company’s taxable income and taxes payable.

Years Ended December 31, 2000 and 2001

Operating Revenues

Consolidated net operating revenues decreased by Bs. 157.9 billion (5.0%) in 2001 to Bs. 2,976.3 billion compared with Bs. 3,134.2 billion in 2000, primarily due to lower local, domestic and international long distance revenues attributable to a soft economy, the continuing shift of customers to flat rate plans, fewer postpaid access lines, lower domestic and international long distance real rates (which remained constant in nominal bolivars) and the significant drop in fixed to mobile end user rates resulting from the interconnection agreement that came into effect in June 2001. This decline was partially offset by revenue growth in wireless and Internet business of 17.6% and 21.7%, respectively, combined with increases in revenues from data services and other wireline-related services.

For the years ended December 31, 2001 and 2000, 80.2% and 83.8% of total operating revenues were from wireline services, respectively. Revenues from wireless communications services and Internet accounted for 17.4% and 1.2% of total operating revenues for the year ended December 31, 2001, respectively, and 14.1%, and 1.0% for the year ended December 31, 2000, respectively.

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

Local billed minutes of use carried by the Company’s network decreased by 1,664 million (13.0%) to 11,109 million billed minutes for the year ended December 31, 2001, from 12,773 million billed minutes of use for the year ended December 31, 2000. Residential billed minutes of use decreased by 1,324 million (18.4%) to 5,888 million from 7,212 million billed minutes for the years ended December 31, 2001 and 2000, respectively, due to customer migration to higher bundled minutes plans. Commercial billed minutes of use decreased by 245 million (5.8%) to 3,950 million from 4,195 million billed minutes, for the years ended December 31, 2001 and 2000, respectively. The drop in commercial billed minutes was primarily attributable to customer migration to the flat rate plan for Internet users and to a decrease in the number of postpaid commercial lines. Public telephones minutes decreased by 95 million (6.9%) to 1,271 million in 2001, from 1,366 million in 2000, as a consequence of the market penetration of wireless communications in the Caracas metropolitan and surrounding areas.

Domestic long distance bundled and unbundled minutes increased by 743 million (37.4%) to 2,728 million during 2001 from 1,985 million during 2000. Residential bundled and unbundled minutes of use increased by 634 million (84.1%) to 1,388 million for the year ended December 31, 2001 from 754 million for the year ended December 31, 2000. The unbundled minutes of use decreased by 197 million (27.4%) and bundled minutes of use increased 831 million (2,374.3%) as a consequence of the special flat rate national long distance plan introduced in November 2000. Approximately 203,924 customers enrolled in the plan and generated 866 million bundled minutes by the end of December 2001. Commercial long distance minutes of use decreased by 79 million (9.2%) to 780 million from 859 million for the years ended December 31, 2001 and 2000, respectively, driven by a reduction in the number of commercial postpaid customers as well as a decline in the number of average minutes per commercial line. Public telephones minutes increased by 188 million (50.5%) to 560 million during 2001 from 372 million of minutes during 2000.

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

Local Usage

Local usage revenues decreased by Bs. 65.8 billion (14.6%) to Bs. 386.2 billion in 2001 compared to Bs. 452.0 billion in 2000. This decrease was primarily attributable to a 13.0% decrease in residential, commercial and public telephone local billed minutes combined with a decrease in the average local usage real rate of 1.7%. Total residential billed minutes of use decreased by 1,324 million (18.4%) in 2001 compared with 2000, primarily as a result of customer migration to higher bundled minute plans. This decline was a consequence of a real rate increase in residential local usage of 0.7% and the introduction of a prepaid wireline platform in the fourth quarter of 2000, which further contributed to this trend. As of the end of 2001, there were approximately 232,000 prepaid residential lines. The prepaid customer segment is generally a lower-usage consumer. Contributing to the local usage revenues decline was a decrease in total commercial billed minutes of use amounting to 245 million (5.8%) in 2001 compared with 2000. Additionally, the real rate in commercial local usage decreased 3.3%.

One of the Company’s strategic objectives is to offer pricing plans that satisfy each customer’s communication needs while also attempting to reduce cash flow volatility by encouraging customers to migrate to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use increased by 1,253 million minutes (64.2%) to 3,206 million minutes in 2001. This growth was primarily the result of the unlimited access to dial up Internet or voice rate plans. At December 31, 2001, there were 100,450 residential customers using such plans. As a result of this customer migration to flat rate plans, monthly postpaid residential unbundled minutes of use per line decreased 13.5% year over year.

Domestic Long Distance Usage

Revenues from domestic long distance usage decreased by Bs. 29.2 billion (8.4%) to Bs. 319.4 billion in 2001 from Bs. 348.6 billion in 2000. This decline was due to a real rate decline of 14.5%, combined with an unbundled net volume decrease of 4.5%. This volume reduction was primarily the result of fewer residential and commercial access lines as well as customers migrating to bundled flat rate plans.

Total domestic long distance bundled and unbundled minutes increased to 2,728 million minutes at the end of December 31, 2001 compared to December 31, 2000. During 2001, residential bundled of use increased by 831 million minutes of use (2,374.3%) and unbundled minutes of use decreased by 197 million minutes (27.4%) compared to the prior year as a result of a decrease in the number of postpaid subscribers combined with customer migration to prepaid services and flat rate plans. The unbundled domestic long distance average minutes of use per residential line decreased by 27.0% compared to the prior year. Commercial long distance volume decreased by 79 million minutes of use (9.2%), driven by a reduction in the number of commercial postpaid customers as well as a decline in the number of average minutes per commercial line. Average domestic long distance minutes of use per commercial line decreased by 4.7% compared to the prior year.

Approximately 203,924 customers now use the “Nights and Weekends” special flat rate national long distance plan first introduced in November 2000, which generated Bs. 25.5 billion in revenue and 866 million minutes of use, at the end of December 2001. This plan provides residential customers unlimited domestic long-distance calls placed between 9:00 pm to 5:59 am during the week and all day on Saturdays and Sundays, for a monthly fee of Bs. 13,121.5 (Bs. 10,000.0 nominal value).

Basic Rent

Basic rent revenues include basic monthly flat fee and installation charges and equipment sales. These revenues decreased by Bs. 11.3 billion (2.4%) to Bs. 454.5 billion in 2001 compared to Bs. 465.8 billion in 2000, mainly attributable to a decrease in the installation charges by Bs. 10.1 billion (38.8%) in 2001 to Bs. 16.0 billion compared with Bs. 26.1 billion in 2000, largely due to a decline of 29.4% in revenue generating from the installation of lines and 55.9% in equipment sales, during 2001 compared with 2000. The basic monthly flat fee decreased by Bs. 1,179.6 million (0.3%) in 2001 to Bs. 438.5 billion compared with Bs. 439.7 billion in 2000 as a consequence of a decrease of 3.5% in the average access lines in service that are generating basic rent.

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

International Long Distance

Total international long distance revenues decreased by Bs. 29.1 billion (15.3%) to Bs. 161.8 billion in 2001 compared to Bs. 190.9 billion in 2000. Revenues from customer charges billed locally decreased by Bs. 11.9 billion (8.1%) to Bs. 135.8 billion in 2001 from Bs. 147.7 billion in 2000. This decline is attributable to a real rate decrease of 24.5% that was partially offset by a volume increase of 16.1% as a result of lower international rates and the introduction of a “Preferred Country” long distance calling plan. This plan allows the customer to select up to five countries and receive a discount of up to 20% for calls made to the selected countries.

Net settlement revenue with international carriers decreased by Bs. 17.3 billion (40.0%) in 2001 to Bs. 26.0 billion compared to Bs. 43.3 billion recorded in 2000. This revenue decline was driven in part by a net volume decrease of 30.2% due to a reduction in incoming minutes of 7.4% and an increase of 14.4% in outgoing minutes. The weighted average settlement rate at year-end was approximately $0.21. The ratio of incoming calls was 1.58 in 2001 compared to 1.95 in 2000.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 55.6% and 59.4% of the minutes recorded in 2001 and 2000, respectively. The settlement rates for international traffic between the United States and Venezuela remained flat during 2001 at $0.38 per minute.

Fixed to Mobile—Outgoing

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to mobile—Outgoing.” Fixed to mobile revenues decreased by Bs. 137.2 billion (15.5%) in 2001 compared to 2000. This drop was mainly due to an anticipated annualized rate reduction of 37.9% or a 17.9% weighted-average impact for the year in accordance with the new interconnection agreements signed in June 2001. Consistent with industry trends, the Company expects further fixed to mobile rate reductions. Also contributing to this revenue reduction were 2.8% lower outgoing local minutes (45 million minutes) compared to 2000. Partially offsetting this volume decrease was an increase in outgoing domestic long distance minutes of

125 million minutes, or a 25.9% increase to 608 million, compared to 2000. This growth was generated by increases in residential, commercial and public telephone domestic long distance calls to wireless phones of 23.0%, 12.7% and 47.6%, respectively.

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

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network, which is recorded as revenue under Interconnection—Incoming.

Interconnection incoming revenue decreased by Bs. 30.0 billion (38.5%) in 2001 compared to 2000. Incoming minutes of use decreased by 374 million (23.4%) partially offset by a real rate increase of 1.5%. Local incoming minutes decreased by 321 million (25.2%) year over year. Domestic long distance termination minutes decreased by 53 million (16.4%) in the same period. Both the change in settlement methodology from rounded minutes to seconds and the popularity of wireless communications (mobile to mobile) caused this decline.

Other Wireline-Related Services

Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, increased by Bs. 62.6 billion (30.4%) to Bs. 268.5 billion in 2001 compared to Bs. 205.9 billion in 2000. The primary factor contributing to this revenue growth was Bs. 66.4 billion resulting from favorable regulatory changes related to the tariff regime between fixed and mobile networks. This favorable adjustment will not have an impact on future revenue streams. Revenues from data transmission services, including Frame Relay, VPN and VSAT services, increased by Bs. 4.7 billion (3.5%) in 2001 to Bs. 138.0 billion compared to Bs. 133.4 billion in 2000. Interconnection facility revenues decreased by Bs. 8.7 billion (92.3%) to Bs. 656.1 million in 2001 compared to Bs. 9.3 billion in 2000, due to a reduction in the fees that the Company received from wireless operators.

Wireless Services

Wireless service revenues increased by Bs. 77.3 billion (17.6%) to Bs. 517.8 billion compared to Bs. 440.5 billion recorded in 2000, reflecting continued growth in the prepaid customer base combined with the effect of the new interconnection agreement signed in 2001.

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

In the second quarter of 2001, Movilnet introduced MO Text Messages, which proved to be very popular among customers, generating 594 million messages since its introduction. The Company expects to sign interconnection agreements with other operators which will have a positive impact on future revenue generation related to MO services.

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

Interconnection revenue (incoming traffic) grew by Bs. 55.2 billion primarily due to the new interconnection agreement. Previously, cellular operators conducted interconnections under a “Bill and Keep” agreement whereas now calls are settled under the rates established by the new interconnection agreements. Net interconnection revenues from other operators totaled Bs. 13.1 billion for the period ended December 31, 2001. Revenues from new services, such as MO Text Messages contributed Bs. 13.5 billion and Bs. 5.9 billion from voicemail which previously was free of charge for prepaid customers. Also contributing to this revenue increase was Bs. 5.2 billion in revenue resulting from the growth in prepaid customers using domestic long distance. Increase in airtime revenue of Bs. 53.5 billion due to a 23.3% increase in outgoing minutes, partially offset by a 10.9% decrease in weighted average peak hour real rates, contributed to this revenue growth. This growth was partially offset by lower monthly access and activation fees resulting from decreases of 20.6% in the average postpaid subscribers during the year, and lower average real rates of 36.5% driven by the migration of customers to lower price plans, and promotional campaigns, which exempted customers from paying activation fees.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 4.9 billion (7.2%) to Bs. 72.9 billion in 2001 from Bs. 68.0 billion in 2000.

Internet revenues increased by Bs. 6.4 billion (21.7%) to Bs. 36.0 billion in 2001, due to a 28.3% increase in the subscriber base, which reached 145,218 at year-end 2001. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing, and was attained despite the Company’s stricter credit policies. During 2001, the Company continued offering customers a flat rate plan and the added facility of using the Company’s prepaid cards to access the Internet. Additionally, the number of users grew in 2001 by 79,980 (28.3%) as compared to 2000.

The Company’s broad-band Internet access products showed a strong growth during 2001, ending with 609 Frame Relay customers and 17,884 ADSL lines generating revenues, representing a growth of 132% and 299.8%, respectively, during the year. This increase enhances the Company’s leadership in the Internet broad-band access market.

Revenues from directory service decreased by Bs. 1.6 billion (3.9%) to Bs. 37.0 billion in 2001 compared to 2000.

Operating Expenses

Total operating expenses decreased by Bs. 328.6 billion (10.6%) to Bs. 2,779.4 billion in 2001 compared to Bs. 3,108.1 billion in 2000. In 2000, the Company recorded a special charge of Bs. 162.6 billion related to the special workforce reduction program, which produced savings of Bs. 124.7 billion in labor costs during 2001.

Uncollectibles expense decreased by Bs. 26.4 billion (23.4%) in 2001. The decline in uncollectibles expense reflects continuing improvement in cash collections resulting from a higher quality customer base, the application of stricter credit policies and the introduction and customer acceptance of prepaid services. As a result, approximately 203,313 residential and commercial lines were permanently disconnected during 2001. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.9% for the year ended December 31, 2001.

Operations, maintenance, repairs and administrative expenses decreased by 13.4% in 2001 to Bs. 1,104.8 billion compared to Bs. 1,275.0 billion in 2000. The decrease is attributed to lower expenses for salaries and labor benefits of 22.1% and 33.5%, respectively, due to a work force reduction plan. On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. As a result of this program, in January 2001, 3,572 employees were separated from the Company and, in 2000, the Company recorded a special one-time charge of Bs. 162,639 million included as current accrued employee benefits and recognized as a workforce reduction charge in the Company’s results of operation in 2000.

Depreciation and amortization expense increased by Bs. 83.9 billion (9.2%) to Bs. 992.5 billion in 2001 from Bs. 908.6 billion in 2000. This increase was a result of the depreciation of wireline and wireless capital investments made particularly in the last quarter of 2000.

Interconnection costs decreased by Bs. 69.3 billion (15.6%) in 2001 to Bs. 375.9 billion compared to Bs. 445.2 billion in 2000 due to both the change in measurement to seconds from rounded minutes and the reduction of interconnection tariffs.

Concession and other non-income taxes decreased by Bs. 18.3 billion (9.0%) as a result of the reduction in tax rates from 5.5% to 4.8% of gross wireline revenues, and from 10.0% to 9.3% of gross wireless revenues, in accordance with the new concession tax rules applicable under the new regulatory framework which came into effect in January 2001.

In 2000, the Company recorded a loss of Bs. 930 million resulting from massive floods in Venezuela in late 1999.

Workforce Reduction Charge

In 2001, the Company recorded a one-time charge of Bs. 34.3 billion (as restated for IAS-19 adoption) resulting from special termination benefits and curtailment related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. The program reduced the Company’s wireline employees by 29%. Under the terms of the program, affected employees with 14 years of service or more were eligible for retirement and received special pension benefits as well as post-retirement medical benefits on the same basis as current retirees. On a going-forward basis, pension expense levels, as compared to the levels of expense prior to the implementation of the employee reduction program, should be reduced by an estimated 20 to 25 percent. Post-retirement medical benefit expense levels will not be materially affected on a going-forward basis.

Other expense, Net

Total other expense, net totaled Bs. 31.8 billion for 2001 compared to Bs. 52.1 billion expense for 2000. This decrease was primarily due to an increase in the exchange gain or loss, as well as a decrease in interest expense resulting from lower debt and interest rates. Total other expense includes a Bs. 21.4 billion charge to cover additional administrative expenses incurred in the last quarter of 2001 in connection with the Third Repurchase Program.

The loss from monetary position increased to Bs. 41.5 billion in 2001 from Bs. 23.5 billion in 2000 as a result of the impact of inflation on a higher net monetary asset position mainly due to higher short-term investments carried out in the beginning of the year.

Exchange gain or loss, net increased by Bs. 31.5 billion (807.6%) to Bs. 27.6 billion gain at December 31, 2001 compared to Bs. 3.9 billion loss at December 31, 2000. This increase was due to higher short-term investments in foreign currencies carried out in the beginning of the year.

Interest income increased by Bs. 6.3 billion (14.4%) to Bs. 50.1 billion for 2001 from Bs. 43.8 billion for 2000, due to higher short term or temporary investments made during 2001. The average investment made during 2001 was approximately Bs. 7.3 billion compared to Bs. 4.1 billion during 2000 slightly offset by lower interest rates earned by the Company during 2001. The average interest rates for investment denominated in U.S. dollars decreased approximately 39% from approximately 6.5% during 2000 to 3.9% during 2001. In December 2001 the investments decreased due to the Third Repurchase Program.

Interest expense decreased by Bs. 10.2 billion (16.2%) to Bs. 52.6 billion in 2001 compared to Bs. 62.8 billion in 2000. This decrease was primarily the result of a reduction of Bs. 110.7 billion in the Company’s outstanding debt in 2001.

In 2000, the Company recorded a loss of Bs. 930 million resulting from massive floods in Venezuela in late 1999.

Income Taxes

The Company’s income tax provision totaled Bs. 56.5 billion for 2001 compared to Bs. 52.2 billion for 2000. The higher tax expense is mainly due to higher taxable income.

Taxes in Venezuela are calculated and paid on the basis of historical bolivar statements, including an inflation adjustment component. The high effective tax rate is due to the inflation adjusted financials producing a higher depreciation result than is allowed for tax purposes. As a result, the inflation adjusted financial statements show a significantly lower taxable income than that which is used in calculating the Company’s taxable income and taxes payable.

Cumulative Effect of Accounting Change, Net of Tax

The Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, are now classified as a liability on the Company’s balance sheet. The Company believes that the opening of the telecommunications market to competition where consumers will have a choice of carrier requires a change in the way of subscriber rights fees. At December 31, 2000 the cumulative effect of such change, net of tax, was Bs. 51.1 billion. In line with industry practices and much improved monitoring systems, prepaid card sales will be recognized as revenue when the customer utilizes the service rather than when the card is sold. The cumulative accounting effect of this change related to both the prepaid public telephone card and the prepaid cellular cards and net of tax was Bs. 8.6 billion in 2000.

Financial Condition, Liquidity and Capital Resources

The following table summarizes cash flow data for the Company for the years ended December 31, 2000, 2001, and 2002:

	Year Ended December 31,
	2000 (1)	2001 (1)	2002 (1)	2002 (2)
	Restated	Restated

Cash and temporary investments beginning of the year	Bs. 539,933	Bs. 852,537	Bs. 395,582	$282
Operating activities:
Net (loss) income	(137,688)	108,872	66,846	48
Adjustments to reconcile net income (loss) net cash provided by operating activities	1,325,318	1,143,684	1,001,520	714
Changes in current assets and liabilities	114,313	(211,203)	(34,778)	(25)
Changes in non-current assets and liabilities	9,667	(47,290)	(65,461)	(47)

Net cash provided by operating activities	1,311,610	994,063	968,127	690

Investing activities:
Capital expenditures, net of disposals	(478,895)	(271,801)	(426,449)	(304)
Acquisition of intangibles	(36,508)	(66,592)	(110,964)	(79)

Net cash used in investing activities	(515,403)	(338,393)	(537,413)	(383)

Financing activities:
Proceedings from borrowings	45,172	—	—	—
Repayments of debt	(76,923)	(85,377)	(200,162)	(143)
Dividend payments	(93,620)	(369,540)	(261,840)	(187)
Repurchase shares	(315,048)	(590,570)	—	—

Net cash used in financing activities	(440,419)	(1,045,487)	(462,002)	(330)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments	355,788	(389,817)	(31,288)	(23)
Loss in purchasing power of cash and
temporary investments	(70,823)	(120,885)	(78,802)	(56)
Foreign exchange gain of cash and temporary investments	27,639	53,747	166,622	119

Increase (decrease) in cash and temporary investments	312,604	(456,955)	56,532	40

Cash and temporary investments end of the year	852,537	395,582	452,114	322

(1)	Bolivar amounts are in million of constant bolivars as of December 31, 2002.
(2)	Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,403.00 per $1.00, the Daily Exchange Rate on December 31, 2002. See “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

Years Ended December 31, 2001 and 2002

Net cash provided by operating activities decreased by Bs. 25.9 billion (2.6%) to Bs. 968.1 billion for the year ended December 31, 2002 from Bs. 994.1 billion for the year ended December 31, 2001 primarily due to a decrease of accrued employee benefits of Bs. 94.1 billion (83.2%) and deferred revenues of Bs. 35.7 billion (76.9%), partially offset by an increase of accounts receivable by Bs. 56.4 billion.

Capital expenditures increased by Bs. 154.6 billion (56.9%) to Bs. 426.4 billion in 2002 compared to Bs. 271.8 billion in 2001. During 2002, the Company increased its investment program, mainly directed to the implementation of CDMA 1X platform. The Company funded these expenditures with internally generated funds. The Company acquired intangibles of Bs. 110.9 during 2002, representing an increase of 66.6% compared to 2001, mainly related to the acquisition of software and systems for the implementation of SAP/R3 for administrative functions; the implementation system supporting CDMA 1X wireless platform and ADSL activities.

Net cash used in financing activities decreased by Bs. 583.5 billion (55.8%) to Bs. 462.0 billion in 2002 compared to Bs. 1,045.5 billion in 2001. Net cash used in 2001 financing activities, included Bs. 590.6 billion to fund the share repurchase program at December 31, 2001, Bs. 369.5 billion to make dividend payments and Bs. 85.4 billion to fund debt payments, all funded with internally generated funds and existing cash balances. During 2002, the Company paid Bs. 265.8 billion in dividends and Bs. 200.2 billion in debt payments, including a $100 million payment related to Yankee Bonds.

Years Ended December 31, 2000 and 2001

Net cash provided by operating activities decreased by Bs. 317.5 billion (24.2%) to Bs. 994.1 billion for the year ended December 31, 2001 from Bs. 1,311.6 billion for the year ended December 31, 2000 primarily due to a decrease of accrued employee benefits of Bs. 132.7 billion (677.5%) as a consequence of the workforce reduction program implemented during the first quarter of 2001, partially offset by an increase of accounts receivable by Bs. 79.8 billion and a decrease of other current liabilities by Bs. 70.7 billion mainly attributable to a drop in payable taxes during the year 2000 as a result of a drop in taxable income.

Capital expenditures decreased by Bs. 207.1 billion (43.2%) to Bs. 271.8 billion in 2001 compared to Bs. 478.9 billion in 2000. During 2001, the Company reduced its investment program. The reduction in capital expenditures in 2001 from the prior years was primarily due to smaller incremental capital investments made to optimize existing plant facilities compared to greater investments made in plant facilities in prior years. Capital expenditures made during the period were for the expansion and continued modernization of the wireline network and expansion of the wireless and Internet platforms. The Company funded these expenditures with internally generated funds.

Net cash used in financing activities increased by Bs. 605.1 billion (137.3%) to Bs. 1,045.5 billion in 2001 compared to Bs. 440.4 billion in 2000. Net cash used in financing activities included Bs. 590.6 billion to fund the share repurchase program at December 31, 2001, Bs. 369.5 billion to make dividend payments and Bs. 85.4 billion to fund debt payments, all funded with internally generated funds and existing cash balances.

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

Liquidity and Capital Resources

As of December 31, 2002, the Company’s current assets totaled Bs. 1,073.0 billion, an increase of Bs. 6.9 billion (0.6%) compared to Bs. 1,066.1 billion at December 31, 2001. The Company’s current liabilities totaled Bs. 1,106.3 billion at December 31, 2002, a decrease of Bs. 149.9 billion (11.9%) compared to Bs. 1,256.2 billion at December 31, 2000. As a result, the Company’s working capital ratio increased to 0.97 at December 31, 2002, from 0.85 at December 31, 2001. This increase is attributable to higher cash balances and lower short term debt. See “Item 4. Information on the Company—History.” Management believes that the Company’s working capital is sufficient to meet actual requirements.

Accounts receivable from Government entities decreased by Bs. 44.7 billion (34.8%) during the year, to Bs. 83.8 billion at December 31, 2002 from Bs. 128.5 billion at December 31, 2001. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past-due obligations. During 2000, CANTV received a payment of Bs. 50.2 billion related to the Government’s bond issuance, and in 2001, the National Assembly approved a decree authorizing the issuance of bonds for the payment of basic services. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted to Bs. 56.8 billion. During 2001, the Company collected Bs. 8.7 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments though Venezuelan National Public Debt Bonds of Bs. 63,562 million ($45.3 million) from the Government related to accounts receivable from prior years which represented 75.9% of the outstanding balance at December 31, 2001. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially. See “Item 3. Key Information—Factors Relating to the Company—Delays in Receiving Payments from Government Entities,” “Item 4. Information on the Company—Business Overview—Billing” and Note 9 to the Audited Financial Statements.

During 2002, the Company reduced its total debt obligations by Bs. 69.2 billion (14.6%). As of December 31, 2002, the Company’s outstanding indebtedness totaled Bs. 404.8 billion, with Bs. 73.7 billion classified as short-term, as compared to total debt of Bs. 474.0 billion with Bs. 174.7 billion classified as short-term debt at December 31, 2001. The Company continues to maintain a strong capital structure as evidenced by a 12.85% debt-to-equity position at December 31, 2002. Management believes that this capital structure will enable the Company to confront the potential impact of deterioration in the Venezuelan economic outlook. The current outstanding debt of the Company is primarily denominated in U.S. dollars with some debt denominated in Japanese yen. As of December 31, 2002, the principal amount of short-term debt outstanding was Bs. 73.7 billion and the principal amount of long term debt outstanding was Bs. 331.1 billion. See Note 12 to the Audited Financial Statements. The total debt of the Company is comprised of bank loans and bonds denominated in U.S. dollar, Japanese yen and Venezuelan bolivars. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a detailed schedule of composition of debt by fixed and variable interest rates and currency.

On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation the “IFC Facility.” Pursuant to the IFC Facility, CANTV obtained loan commitments of $261 million, of which $175 million was disbursed. Of the amount disbursed, $75 million was used in CANTV’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining $100 million represents the conversion of certain debt outstanding into longer term debt. In March 1998, CANTV paid $150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of CANTV, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of $25 million in 2005. There is no additional amount available under the loan commitment. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on CANTV’s annual net income equivalent in U.S. dollars.

Under the IFC Facility, CANTV may pay dividends only if it is current with respect to its semi-annual payments. In addition, CANTV is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. CANTV was in compliance with these covenants as of December 31, 2002.

At December 31, 2002, the outstanding amount of Movilnet’s loans from the International Finance Corporation “IFC” was Bs. 72.8 billion. The interest rates on these loans are based on LIBOR at six months plus 1.75% and 2%, and mature in 2005 and 2007. Under these agreements, Movilnet may pay dividends provided it is current with its semi-annual payments and in compliance with certain financial ratios. As of December 31, 2002, Movilnet was in compliance with all of the covenants under this loan agreement.

Movilnet had a line of credit of Bs. 2,619.6 million at December 31, 2001 with AB Svensk Exporkredit, which was guaranteed by CANTV, and the Swedish Export Credits Guarantee Board “E.K.N.” The interest rate on this line of credit is based on LIBOR plus 0.25%. Movilnet paid financing insurance premiums to E.K.N. of Bs. 6,358.7 million in 2001. These premiums were recorded as deferred charges and were being amortized over 102 months, under the terms of the loan agreement until mid-2002. Under this line of credit, the operating assets of Movilnet could be pledged in connection with any present or future debt that could have a significant impact on the capacity of Movilnet to comply with its obligations pursuant the terms of this line of credit; and the obligation of the lender to grant and maintain the line of credit could terminate if the applicable laws and regulations were amended to make such negative pledges illegal.

The Company has no additional unused sources of liquidity available.

The Company’s debt agreements have standard default clauses that provide for acceleration of payment of principal and interest and other clauses including Compliance with Statutes, Maintenance of Corporate Franchises, Governmental Approvals, Maintenance of Property and others. All three agreements have cross-default clauses.

Devaluation of the bolivar against the U.S. dollar was 7.8%, 8.3% and 85.1% for the years ended December 31, 2000, 2001 and 2002, respectively. The devaluation of the bolivar against U.S. dollar and other foreign currencies resulted in a net exchange gain or loss for the Company of Bs. 3.9 billion loss, Bs. 27.6 billion gain and Bs. 45.3 billion loss for the years ended December 31, 2000, 2001 and 2002, respectively. The deterioration of fiscal accounts and increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves as of December 2001, forced the government to announce on February 12, 2002 that the bolivar would float freely, and to announce on February 5, 2003 an Exchange Control Regime. There are currently restrictions under Venezuelan law on foreign exchange controls. On January 21, 2003, the Venezuelan Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently complemented with further amendments. The new rules severely restrict the access of companies and individuals to foreign exchange. As of May 31, 2003 foreign currency activities have not been fully normalized and only limited foreign currency exchange requests have been approved. The official selling exchange rate has been fixed at Bs. 1,600/US$1 and may be subject to periodic revision and adjustment by the Central Bank of Venezuela. See “Item 10. Additional Information—Exchange Controls” and see “Item 3. Key Information—Risk Factors.”

Net exchange gains or losses are included in the “Financing cost, net” caption in the consolidated statements of operations in Note 16 to the Audited Financial Statements and represent the additional or fewer Venezuelan bolivars that the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities or receives in satisfaction of its foreign denominated assets. If reductions in the value of the bolivar against the U.S. dollar were to continue to decline substantially, the Company’s consolidated net income and stockholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D Shares could also be adversely affected. See “Item 3. Key Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation it currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. To prevent the erosion of cash assets, the Company’s policy had been to maintain approximately 80% of its cash balance in U.S. dollar denominated accounts. However, the Company is not able to comply with this policy as a result of the recently adopted foreign exchange control regime.

During 2002, the Company continued to generate strong cash flows due to effective management of working capital and capital expenditures. While there is no assurance that current liquidity levels can be maintained in the future, strong operating cash inflows are expected to continue based on the Company’s growth strategies and continued demand for telecommunications services in Venezuela.

The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company usually purchases equipment through supplier financing arrangements. During 2002, the Company did not undertake new borrowings. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its long term capital requirements.

The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this will continue into the future. The expansion and modernization of the Company’s telecommunications network and the introduction of new services since privatization have required significant capital expenditures. The Company has invested over $5.1 billion from January 1, 1992 to December 31, 2001 to this effort. These capital expenditures and improvements have been financed through operating cash flow and debt denominated in U.S. dollars and Japanese yen. At December 31, 2002, the Company had outstanding debt of $264 million denominated in U.S. dollars and Japanese yen. The Company is currently making appropriate applications for foreign currency to CADIVI. The Company expects to be in a position to meet its U.S. dollar denominated obligations, however, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

Capital expenditures planned for 2002 and not executed were approximately $38 million. There are $16 million of 2002 carry-over investments commitments which include transmission links modernization, interurban DWDM, workforce management, and wireless call center and licenses. The Company plans capital expenditures of approximately $80 to $100 million in 2003, revised from $320 million in 2002. The Company is prepared to reduce its capital expenditures program if economic conditions warrant. Capital expenditures are expected to drop to lower levels in the 2003 to 2006 planning periods. Based on its expected working capital structure, the Company believes that it will generate sufficient cash from operations to fund currently anticipated capital expenditures.

The Venezuelan Commercial Code, Capital Markets Law and certain CNV regulations regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements include restrictions which limit the Company’s ability to pay cash dividends. (See Note 15 to the Audited Financial Statements). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings,” and the Capital Markets Law mandates that the Company distribute every year among its shareholders no less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Companies may exceed the minimum income limit established by the Capital Markets Law and declare dividends in excess of net annual income. The Capital Markets Law also provides that at least 25% of such 50% shall be paid to the shareholders in cash. If the Company, however, has accumulated losses, net income shall initially be applied to offset such deficit. Until 1996, net income for this purpose was computed as the lesser of (i) historical net income or (ii) inflation adjusted net income. In May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends are required to be paid out of “liquid and collected earnings.”

In October 1998, a new Capital Markets Law was passed. Under this law, dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form, and frequency of the dividend payment, and that dividend policies must be stated in the company’s by-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

Contractual Commitments

The Company’s estimated contractual commitments are detailed as follows:

	Payments due by period (in constant Bs. millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	404,807	73,745	268,043	40,108	22,911
Operating Leases	137,629	25,725	37,301	74,603	—
Commercial commitments	22,448	22,448	—	—	—

Total	564,884	99,470	305,344	114,711	22,911

Business Trends

The Company’s revenues have been primarily centered in wireline activities, representing 80.2% of total revenues in 1998 and 75.5% in 2002. In the latest years, the Company has also focused in the development of wireless and Internet services, which have been increasing steadily. In the short to medium term, the Company expects a continued deterioration to its revenues stemming from the depressed economic environment confronting the Company.

However, despite the worsening economic conditions, the Company has been able to reduce total operating expenses levels, except for year 2000, in which an special charge of Bs. 162.6 billion was recorded related to a special workforce reduction program aimed to improve productivity and reduce labor costs. The Company has also been able to obtain net cash provided by operating activities and manage capital investments at levels allowing net positive operating cash balances after the cash is used in investing activities.

The situation in Venezuela remains highly volatile and the Company continues to operate in a very difficult and volatile environment impacting the Company’s ability to generate revenues and cash flows and maintain low levels of operating expenses. In particular, the Company expects that the following circumstances may have a material effect on the results of operations in future periods:

•	the outcome of the negotiations and approval of tariff increases by the Venezuelan Government;

•	the macroeconomic situation in Venezuela, including inflation, foreign currency exchange controls, price controls, devaluation and unemployment;

•	the ability to obtain approval for foreign currency requests from CADIVI and the timely reception of funds for the acquisition of equipment and inventories for the Company’s operations;

•	the political outcome of a likely recall Referendum and subsequent elections;

•	delays in receiving payments from Government entities; and

•	delays in receiving collections from other customers given the soft economy.

In particular, the Company’s results of operations are very vulnerable to devaluation since substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars.

In addition to these circumstances, changes in Venezuela may have other unforeseen consequences that could negatively impact the Company’s results of operations and financial position.

For more information on the risks related to the Company’s trends, see “Item 3. Key Information—Risk Factors—Factors Relating to the Company” and “Item 5. Operating and Financial Review and Prospects—Significant Developments in the Company’s Business.”

Critical Accounting Policies

Note 4 to the Audited Financial Statements includes a summary of the significant accounting principles and policies used in the preparation of our financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from these estimates. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

a. Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

b. Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of property, plant and equipment, except for land and construction work in progress and based on the period during which benefits are expected to be derived from intangible assets and computer software.

In November 2000, the Company, based on technical evaluations, reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the useful lives did not have a significant impact in the Company’s consolidated financial statements.

c. Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets based on the projection of discounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

d. Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories.

During 2002, the Company launched a promotion for wireless subscribers consisting of awarding customers with credits in services for the total usage made during November and December 2002. The amount is being credited to the account of each subscriber through equal installments during the following twelve months beginning in February 2003, only if certain conditions are met, such as maintaining active and solvent condition for postpaid customers and maintaining positive balances for prepaid customers. The Company recorded deferred revenues of Bs. 25,457 million which relates to the proportion of billed revenues in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers which based on prior experience will not be awarded with the benefit due to default in complying with the established conditions. These deferred revenues will be realized once the related services are delivered during 2003. Please see “—Impact of Restatements” below.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as “Interconnection Incoming”. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as “Interconnection Costs” in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

During 2000, the Company reviewed its revenue recognition policies for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company’s balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company’s books. In line with industry practices prepaid card sales are recognized as revenue when the customer utilizes the service. The changes in the way the above revenues are recognized did not materially impact the Company’s results of operations.

Provision for uncollectible accounts

The Company maintains an allowance for doubtful accounts at a level that management considers adequate to provide for potentially uncollectible receivables. The Company reserves 3% of monthly billed revenues for wireline services, 5% for wireless services and Internet and other voice services. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. A periodic review of the age and status of receivables is performed with a view to identifying accounts that should be provided with an allowance.

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, an analysis is performed of the allowance provided for residential and business wireline subscribers with outstanding receivables that are 90 days past due after each unit performs an assessment of recoverability on individual cases.

Actuarial assumptions

The Company uses estimates of real interest rates and compensation increases rather than nominal rates, which are estimated based on past experience and future projections considering macroeconomic assumptions. Expected return on assets is estimated based on current market conditions. In addition, the Company evaluates changes in circumstances that might have an impact on other assumptions, such as employee turnover rates, mortality, and future inflation and devaluation.

Impact of Restatements

Subsequent to the issuance of the Company’s 2001 financial statements, Company’s management determined that it was appropriate to adjust the financial statements for 2000 and 2001 for the following:

a. Accounting for Pensions

Since 1992, the Company accounted for its pension obligations in accordance with the provisions of Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (SFAS 87) issued by the U.S. Financial Accounting Standards Board (“FASB”). This guidance was followed since Venezuelan GAAP prescribed the use of Mexican GAAP or U.S. GAAP if no authoritative standard was applicable under Venezuelan GAAP. However, since 1999 Venezuelan GAAP prescribes the guidance available under International Accounting Standards should be used before Mexican or U.S. GAAP. Management believes that it is appropriate to restate the financial statements for 2000 and 2001 to reflect the adoption of IAS-19 “Employee Benefits” (Revised 1998 (IAS-19)) as of 1999.

Under SFAS 87 the Company amortized the transition obligation that existed at the time it adopted SFAS 87 and any unrecognized gains and losses and prior service costs arising after the adoption of SFAS 87 over the estimated average remaining service life of its employees. Under IAS-19 the transition obligation, accumulated unrecognized gains and losses and prior service costs that remain outstanding upon the adoption of IAS-19 in 1999 was immediately recognized as an adjustment to stockholders’ equity. Further, partly as a result of the foregoing differences in accounting between IAS-19 and SFAS 87, certain differences in the accounting for the curtailment of pension benefits arose in 2001. Please see Note 14 to the Consolidated Audited Financial Statements.

As a result of this restatement, net loss for 2000 increased by Bs. 4,753 million and net income for 2001 increased by Bs. 24,442.

b. Accounting for Airtime Credits to Wireless Customers

In 2001 and 2002 the Company initiated a marketing campaign whereby wireless customers received airtime credits during the following year based on the airtime used during the months of November and December of 2001 and 2002, respectively. As previously reported, no adjustment to revenues were made in the 2001 financial statements to reflect the credits granted to customers for 2002. Management believes that it is appropriate to defer the portion of the revenue related to the credits until the customer uses these credits in the following year. Accordingly, 2001 revenues and consequently, net income and retained earnings for 2001 were reduced by Bs. 19,402 million.

c. Accounting for Employee Benefits Fund

In 1993, the Company contributed Bs. 73,229 to the “Employees Benefit Fund”. This amount was deposited in a Bank Trust on behalf of employees and was used to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched by CANTV. The Company has amortized this contribution as each eligible employee earns stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” through the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named “Value Fund” to acquire Class C shares up to 5.5% of the previously mentioned capital stock at the same price offered during the share repurchase program.

In March 2002, the Company paid Bs. 4,200 to acquire 1,929,933 shares as part of the “Excellence Award Program”. In July 2002, Class C shareholders received Bs. 611 million, corresponding to an additional compensation of Bs. 500 per share over the price of the shares sold through the internal market of CANTV’s trust fund in December 2001 and January 2002. As of December 31, 2001 and 2002, the trust maintains 9,423,154 and 11,113,102 shares, respectively. This fund was previously recorded under other assets. All Venezuelan GAAP prior years’ financial statements presented herein have been restated to reflect these shares as a reduction of stockholders’ equity and record other assets from the trust as part of the consolidated balance sheet of the Company. This change is being made to conform with U.S. GAAP and recent announcements by the International Accounting Standards Board regarding a proposal to approve a standard that is consistent with U.S. GAAP. Accordingly, 2000 and 2001 assets were reduced by Bs. 52,506 million and Bs. 48,495 million, respectively, and net income was reduced by Bs. 52 million and increased by Bs. 8 million, respectively.

d. Impact on Financial Statements

As a result of the aforementioned adjustments, the 2000 and 2001 financial statements have been restated from the amounts previously reported as follows:

	2000		2001
	As previously reported	As restated	As previously reported	As restated
	(in constant Bs. millions)

At December 31:
Stockholders’ Equity	4,677,418	4,449,739	3,571,798	3,356,385
Retained earnings	2,397,550	2,230,869	1,586,040	1,431,775
Pension obligation	261,538	436,708	275,170	425,902
Current liabilities	1,149,269	1,149,269	1,240,041	1,256,227
Total assets	6,839,229	6,786,723	5,631,795	5,583,298

For the year ended December 31:
Operating revenues	3,134,148	3,134,148	2,995,684	2,976,282
Operating expenses	3,103,314	3,108,068	2,802,932	2,778,902
Net (loss) income	(132,883)	(137,688)	103,824	108,872
Net Income/(loss) per share	(139)	(146)	114	120

Accounting Pronouncements

New Accounting Pronouncements Adopted During 2002

In June 2001, the FASB issued SFAS 141 and SFAS 142 entitled, “Business Combinations” and “Goodwill and other Intangible Assets”, respectively. SFAS 141, among other things, eliminates the pooling of interests method of accounting for business combinations entered into after June 30, 2001. The Company did not engage in any business combination during 2001. With the adoption of SFAS 141, goodwill will no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill will be recognized as an extraordinary gain at the time of the business combination. SFAS 142 is effective for financial statements of fiscal years beginning after December 15, 2001, and the Company plans to adopt these new standards in 2002. CANTV does not expect the adoption of SFAS 141 and SFAS 142 to have a significant impact on the Company’s consolidated financial statements.

In August 2001, FASB issued SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 will be effective for financial statements of fiscal years beginning after December 15, 2001, and the Company adopted this standard in 2002. SFAS 144 supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” although it retains the fundamental provisions of SFAS 121. SFAS 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. CANTV does not expect the adoption of SFAS 144 to have a significant impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS 143 entitled “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements of fiscal years beginning after June 15, 2002 and the Company plans to adopt this new standard in 2003. Adoption of SFAS 143 will not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

On April 30, 2002, the FASB issued SFAS 145 entitled “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. Among other amendments and revisions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. SFAS 145 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS 146 entitled “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the Company.

In December 2002, the FASB issued SFAS 148 entitled “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement 123”. This Statement amends FASB Statement 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company has no current plans to change the fair value method of accounting for stock-based compensation under SFAS 123 and does not therefore intend to apply the transition provisions of SFAS 148.

In April 2003 the FASB issued SFAS 149 entitled “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities”. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45 entitled “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. SFAS 149 should be applied prospectively. The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

In May 2003 the FASB issued SFAS 150 entitled “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position and affects an issuer’s accounting for (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, (2) instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, or (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

FASB Interpretation 45 entitled “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures.

In January 2003, the FASB issued FASB Interpretation No. 46 entitled “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. The Company is currently evaluating the adoption of these pronouncements will have on our results of operations and financial position.

Cautionary Statement Regarding Forward-Looking Statements

The Company is making forward-looking statements in this Form 20-F based on the Company’s estimates and assumptions which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in “Operating and Financial Review and Prospects” and elsewhere in this Form 20-F, including factors set forth in “Item 3. Key Information—Risk Factors.” If future events and actual performance differ from the Company’s assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6. Directors, Senior Management and Employees

Directors

CANTV is managed by its Board of Directors which, in accordance with its By-laws, consists of the President of CANTV and eight other principal directors, each of whom will have an alternate to act in his or her absence. The members of the Board of Directors are elected at the annual shareholder meeting. Until January 1, 2001, the President and the four principal directors, who comprise a majority of the Board of Directors, were elected by VenWorld, as the holder of the Class A Shares, and two principal directors were elected by the Government, as the holder of the Class B Shares. After January 1, 2001, holders of the Class A Shares, no longer had special voting rights and, together with all other holders of equity capital of CANTV, vote to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C Shares voting as separate classes. Also, after January 1, 2001, the Government retained the right to elect only one principal director so long as it continues to own at least one Class B Share. Holders of Class C Shares have had and will continue to have the right, voting as a separate class, to elect two directors and will continue to have such right provided such shares represent at least 8% of CANTV’s share capital and will have the right to elect at least one director provided such shares represent at least 3% but less than 8% of the equity share capital of CANTV. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C Shares voting as separate classes. Accordingly, since January 1, 2001, holders of all shares voting as single class have been entitled to elect (a) the President and the four principal directors which holders of Class A Shares had been entitled to elect; (b) one of the two principal directors which the Government as holder of Class B Shares had been entitled to elect prior to 2001; and (c) up to two additional principal directors depending on whether Class C Shares represent less than 8% or 3% of the equity capital of CANTV as described above and one additional principal director if the Government ceases to own any Class B Shares.

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed by VenWorld. The redemption of VenWorld shares enabled a VenWorld shareholder to receive its pro rata portion of CANTV Class A Shares held by VenWorld, provided that the remaining VenWorld shareholders would not exercise a right of first refusal set forth in VenWorld’s by-laws. If the right of first refusal were exercised, the redeeming shareholder would receive cash for its CANTV Class A Shares. All Class A Shares transferred to an entity other than Verizon, Telefonica Internacional or Banco Mercantil, C.A. were, pursuant to CANTV’s by-laws, automatically converted into Class D Shares. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries requested the redemption of their shares. As of December 31, 2001, only Verizon, Telefonica Internacional and Banco Mercantil, C.A., as successor to CIMA, individually and as trustee, remained as VenWorld shareholders As a result of this share redemption, VenWorld’s ownership in CANTV decreased from 43.19% at December 31, 2000 to 32.95% at December 31, 2001.

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A Shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2002, Verizon held directly or through affiliates, 28.50% of the Company and Telefonica Internacional de España, S.A., held, through affiliates, approximately 6.91% of the Company.

In addition, pursuant to regulation adopted by the CNV any individual or group composed of holders of Class A Shares and/or holders of Class D Shares may be entitled to proportional representation on the Board of Directors, provided such individual or group holds at least 20% of CANTV’s issued and outstanding capital stock and meets certain other conditions.

The entire Board of Directors, and their respective alternates, are elected annually, and serve until a successor is elected and takes office. Directors may be removed and replaced in the same manner they were designated prior to the end of their term by the same class or classes of stockholders who designated them as directors. Until a vacancy is filled, the respective alternate fills temporary and permanent absences of the principal director. CANTV’s By-laws require that the Board of Directors meet at least once every three months. A quorum at any meeting of the Board of Directors is five members.

CANTV’s current directors are:

Name	First Appointed	Current Term Ends	Current Position And Present Principal Occupation or Employment
Elected by all shares voting as a single class:
President- Gustavo Roosen	June 1995	March 2004	President, Chairman and Chief Executive Officer, CANTV
Alternate President- Gary Butler	March 2003	March 2004	Group Vice President-International, Verizon Communications Inc.
Directors- Daniel Petri	March 2003	March 2004	Group President-International, Verizon Communications Inc.

John Lack	March 2003	March 2004	Group Senior Vice President-International Operations, Verizon Communications Inc.

Steven Smith	March 2003	March 2004	Vice President-International Finance, Verizon Communications Inc.

Javier Delgado	March 2003	March 2004	General Manager, Finance and Controlling, Telefonica Internacional.

Ricardo Hausmann	March 2002	March 2004	Professor of Economic Development, Harvard University

Alternate Directors-
Alfred C. Giammarino	March 2001	March 2004	Senior Vice President and CFO-Information Services and International, Verizon Communications Inc.

Charles Fallini	March 2003	March 2004	Vice President-International Operations Management, Verizon Communications Inc.

Luis Esteban Palacios	December 1991	March 2004	Palacios, Ortega & Asociados, Partner

Arminio Borjas	March 2001	March 2004	Mendoza, Palacios, Acedo, Borjas & Asociados, Partner

German Garcia Velutini	March 2001	March 2004	President, Vencred, S.A.

Name	First Appointed	Current Term Ends	Current Position And Present Principal Occupation or Employment
Elected by the Government as holder of Class B Shares:
Director- Antonio Policastro	March 2003	March 2004	Vice President, Finance, BANDES.

Alternate Director- Luis Quiaro	March 2003	March 2004	Vice President, Planning, BANDES.

Elected by CANTV Employees and Retirees as holders of Class C Shares:
Directors- Yelitza Garcia Luis Parra	March 2001 March 2001	March 2004 March 2004	Coordinator to CANTV’s Retirees General Secretary of FETRAJUPTEL

Alternate Directors- Ubaldo Suniaga Ricardo Armas	March 2000 March 2002	March 2004 March 2004	Technician in Telecommunications, CANTV Technician in Telecommunications, CANTV

Executive Officers

Until January 1, 2001, the President of CANTV was selected by VenWorld, as the holder of the Class A Shares. Since January 1, 2001, holders of all shares voting as a single class are entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

The Company’s current executive officers are:

Name	Position	Current Position Held Since

Gustavo Roosen	President, Chairman and Chief Executive Officer	June 1995

Vicente Llatas	Executive Vice President and Chief Operating Officer	May 1998

Francisco Sananez	General Manager, Corporate Marketing	March 2003

Francisco Palma	General Manager, General Counsel	February 2002

Marisol Sanchez	General Manager, Information Systems	January 2003

Miguel Genova	General Manager, Network	August 2002

Luis de Leon	General Manager, Shared Services	July 1994

Eloina Perez Di Giacomo	General Manager, Regulatory Affairs	April 2000

Pedro Gonzalez	General Manager, Human Resources	June 1998

Armando R. Yañes	General Manager, Chief Financial & Strategic Planning Officer	July 2000

Alfonso Olombrada	General Manager, Interconnection	January 2003

Ramon Ramirez	General Manager, Public and Private Corporations	August 2002

Benilde Caro	General Manager, Enterprises	October 1999

Enzo Pittari	General Manager, Mass Markets	August 2002

Miguel Benatuil	President, CANTV.Net	April 1997

Set forth below is additional biographical information concerning certain Company’s directors and executive officers:

Gustavo Roosen, President, Chairman and Chief Executive Officer, CANTV. Mr. Roosen has been the President, Chairman and Chief Executive Officer since June 1995. He was President of Petroleos de Venezuela S.A. from 1992 to March 1994. He has served as President of the Junta Interventora del Banco Latino (the Government-created committee charged with reorganizing BancoLatino) since March 1994, Special Commissioner for the Reform of the National Financial System since April 1994 and has served and continues to serve on the boards of directors of many Venezuelan companies, including Envases Venezolanos, S.A.

Gary Butler, Group Vice President-International, Verizon Communications Inc. Mr. Butler is responsible for maximizing the performance of Verizon’s International Group through the integration of strategic and operational initiatives. Prior to the Bell Atlantic / GTE merger, Mr. Butler was executive Vice President-Operations, TelecomAsia Corporation, a position he held since 1998. He was responsible for all network operations including, construction and maintenance for the Bangkok, Thailand telecommunications operator. From 1994 to 1998, Mr. Butler was Vice President-Operations Assurance for Bell Atlantic responsible for maintenance processes, operating procedures and process control development. He also oversaw the provisioning and infrastructure processes at NYNEX and then Bell Atlantic. Mr. Butler is a member of the West Point Society of New York and is a lifetime member of Who’s Who of Global Business Leaders. Mr. Butler earned a BS from the U.S. Military Academy at West Point, and an MBA from Golden Gate University.

Daniel C. Petri, Group President-International, Verizon Communications, Inc. Mr. Petri is responsible for Verizon’s wireless and wireline operations in Mexico, Venezuela, the Dominican Republic, Puerto Rico and Canada. Prior to this appointment, Mr. Petri served as President, International—Europe and Asia and was responsible for Verizon’s wireless and wireline operations in those markets and related business development. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Petri held a series of positions overseeing various international investments of Bell Atlantic and NYNEX. Mr. Petri’s responsibilities included directing the development of Bell Atlantic’s capabilities for global connectivity. He served as managing director-Worldwide Operations for NYNEX from 1994 to 1995 with responsibility for assisting NYNEX’s unregulated subsidiaries including wireless, video directory and international operations and investments. From 1988 to 1994, Mr. Petri served as Vice President and General Manager for Central New York and then for Midtown Manhattan, overseeing customer care operations in each region. Mr. Petri is a member of the boards of TelecomAsia, Omnitel Pronto Italia, TELUS and the US ASEAN Business Council and is chairman of the Business Council for International Understanding.

John Lack, Group Senior Vice President-International Operations, Verizon Communications Inc. Mr. Lack has been responsible for the past five years for the shareholder management of the Verizon investment portfolio in Asia. The focus of the first 19 years of his career has been telecommunications operations. Prior to working internationally Mr. Lack held the position of Vice- president and General Manager for Verizon in the U.S. Mr. Lack has also held numerous operating positions within the NYNEX Corporation prior to the Bell Atlantic and Verizon merger. These positions included Vice President and General Manager. He joined the New York Telephone Company in 1978 as a service foreman located in Kingston, New York.

Steven R. Smith, Vice President- International Finance, Verizon Communications Inc. Before assuming his current position, Mr. Smith was responsible for the financial oversight of Verizon’s European and Asian business units, including annual budgets, strategic plans, actual results and outlooks and balance sheet analyses. Prior to this position, Mr. Smith was director-Strategic Planning for Bell Atlantic International Telecommunications. In that position, he was responsible for overall planning, business development, and strategy formulation for Bell Atlantic’s international wireline investments. Mr. Smith began his telecommunications career with NYNEX in 1992 as an associate director in the regulatory department.

Javier Delgado, General Manager Finance and Controlling-Telefonica Internacional, S.A. Mr. Delgado has worked for Telefonica Internacional, S.A since 1997. Previously he worked for BANESTO in charge of the financing assets area from 1995 to 1997. Mr. Delgado also served as Director of the financing assets area and a trader of treasury products at Banco Bilbao Vizcaya from 1983 to 1995.

Ricardo Hausmann, Professor of Economic Development, Harvard University. Dr. Hausmann previously served as the first Chief Economist of the Inter-American Development Bank from 1994 to 2000. He also served as Minister of Planning of Venezuela from 1992 to 1993, member of the Board of the Central Bank of Venezuela and Chairman of the International Monetary Fund—World Bank Development Committee. Dr. Hausmann was also Professor of Economics at the Instituto de Estudios Superiores de Administracion (IESA) from 1985 to 1991 in Venezuela.

Alfred C. Giammarino, Senior Vice President and Chief Financial Officer-Information Services and International, Verizon Communications Inc. Mr. Giammarino previously served as Senior Vice President-International Finance, Planning and Business Development for GTE since July 1998. Prior thereto, he had served as Vice President-International Finance and Planning since 1997 and prior thereto, as Vice President-Finance since 1995. Mr. Giammarino is a member of the board of directors of Telecomunicaciones de Puerto Rico Inc., Grupo: Iusacell, S.A. de C.V., and FLAG Telecom (UK).

Charles V. Fallini, Vice President-International Operations Management, Verizon Communications Inc. Mr. Fallini is responsible for information technology and network activities that support Verizon’s international operating companies. Previously, Mr. Fallini was Vice President-International Engineering and Operations where he directed the provisioning of customer and network operations support for Verizon’s international affiliate companies. Mr. Fallini was also Assistant Vice President-Operations Support for GTE International. During his 24-year career, he has held multiple assignments in Engineering, Network Planning, Products and Services Planning, Network Operations, and International.

Luis Esteban Palacios, Partner of Palacios, Ortega & Asociados. Mr. Palacios is currently Director of Scout Foundation, alternate Director of Banco Mercantil C.A. and legal advisor to IBM in Venezuela and was alternate Director of VenWorld until its liquidation. Mr. Palacios has held several positions as legal counsel, including subsecretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepio de Abogados de Venezuela.

Arminio Borjas, Partner of Mendoza, Palacias, Acedo, Borjas & Asociados. Prior to his current position, Mr. Borjas taught law at the Universidad Catolica Andres Bello.

German Garcia Velutini, President of Vencred, S.A., Venezolana de Bienes, S.A. and Valores Vencred, S.A. Mr. Garcia is member of the board of Banco Venezolano de Credito, S.A. since 1984.

Antonio Policastro, Vice President Finance at the Social and Economic Development Bank (BANDES). Mr. Policastro has held his current position since May 2002. Mr. Policastro worked in the in the consumer mass market for five years as well as an independent consultant from 1995 to 2002. Mr. Policastro has also held positions as Vice-President at Troy Fresh Commodities, Miami from 1993 to

1995 and at Venemart´92, Miami from 1993 to 1994, as well as other positions in the bank, commerce and media industries in Venezuela.

Luis R. Quiaro, Vice President Planning BANDES. Mr. Quiaro has worked for the Social and Economic Development Bank (BANDES) since 1983 in various positions.

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

Francisco Sananez, General Manager, Corporate Marketing. Mr. Sananez has served in this position since January 2003. Prior to this period he served at McKinsey & Company as Office Manager, partner and adviser. He also held management positions in the marketing area at Serviquim Venezuela and Heinz Venezuela.

Francisco Palma, General Manager, General Counsel. Mr. Palma has served as General Manager of CANTV, General Counsel since February 2002. Mr. Palma has been an international partner of Baker & McKenzie since 1979. Mr. Palma also worked as Director of Administration at Envases Venezolanos from 1973 to 1975 and as Counsel and Industrial Relation Manager at Union Carbide of Venezuela from 1966 to 1973.

Marisol Sanchez, General Manager, Information Systems. Ms. Sanchez served in this position since January 2003. Previously, Ms. Sanchez served in various positions in the a Billing area from 1992 to 2003. Ms. Sanchez was also associated with Andersen Consulting as a Financing Services Senior.

Miguel Genova, General Manager, Network. Mr. Genova was appointed to his current position in August 2002. Mr. Genova previously was General Manager of the Public and Private Corporation Unit. He also has held the positions of General Manager of Regulatory Affairs and Government. Prior to joining CANTV, Mr. Genova worked as independent consultant in reconstruction, regulation and privatization of public services, as well as in the National Commission of Telecommunications (CONATEL) and Ministry of Transport and Communications.

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

Pedro Gonzalez, General Manager, Human Resources. Mr. Gonzalez has served as General Manager of CANTV, Human Resources, since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, Mr. Gonzalez served as the Vice President of Human Resources for United Distillers of Venezuela, and from 1978 to 1992 as Human Resources Manager for Warner Lambert in both Venezuela and Argentina.

Armando R. Yañes, General Manager, Chief Financial and Strategic Planning Officer. Mr. Yañes was appointed General Manager of CANTV Chief Financial Officer in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000, Mr. Yañes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compañia de Telefonos del Interior (CTI) in Argentina. He also served as Director—Budget, Plans and Analysis and Corporate Controller in GTE Data Services, as Manager—Corporate Audit in GTE Service Corporation.

Alfonso Olombrada, General Manager, Interconnection. Mr. Olombrada has served as General Manager, Interconnection, since January 2003. Mr. Olombrada began working at CANTV corporation in Movilnet in 1984 and served in various positions in finance as Director-Controller, Director of Administration and Logistic and Vice-president of Finance. He also served as Manager of the SAP Corporate Projects.

Ramon Ramirez, General Manager, Public and Private Corporations. Mr. Ramirez has served in this position since August 2002. Previously, Mr. Ramirez served as General Manager, Residential Unit, from 1998. Before working at CANTV he was General Manager of Protocol Systems. He also served in various position in Siemens for 17 years.

Benilde Caro, General Manager, Enterprises. Mr. Caro has served in this position since 1999. He began working at CANTV in 1992 and has served in various positions in logistic and supplies, transport, purchases and in the general management of shared telephony. Mr. Caro also served as a member of the board of directors of Caveguias and CANTV.Net.

Enzo Pittari, General Manager, Mass Markets. Mr. Pittari has served in this position since August 2002. Before his present appointment, he was Vice-President of Commercial Operations of Movilnet from 1997. Mr. Pittari began working at CANTV in 1972, and until 1980 he worked in the Systems of Transmission and Planning for the national long distance network. He also was Vice-President of the Organization and Human Resources unit of CANTV from 1990 to 1992.

Miguel Benatuil, President, CANTV.Net. Mr. Benatuil was appointed President of CANTV.Net in April 1997. Since 1983 to 1997 he founded and managed Infotrol, a high-tech enterprise serving the telecommunication and security markets. Previously he founded and managed AETI, a Venezuelan supplier company of data communication systems for industrial applications from 1978 to 1983.

Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 2,380.4 million ($1.7 million) and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 1,274 million.

Verizon Communications Inc. establishes the salary and employment-related benefits for three principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Gustavo Roosen, Chairman of the Board, President and Chief Executive Officer Vicente Llatas, Chief Operating Officer; and Armando Yañes, Chief Financial Officer.

Board Practices

Under Venezuelan law, CANTV’s Board of Directors owes a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard if their actions are contested. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were approved by resolution at a stockholders’ meeting. See “Item 10. Additional Information—Memorandum and Articles of Association” for further information about the Board of Directors.

The Audit Committee is responsible for assisting in the selection of independent auditors whose appointment is subject to an affirmative vote by the shareholders at the annual general meeting of shareholders and reviewing the scope of external audit services. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the correct application of Generally Accepted Accounting Principles, reviewing compliance with internal control systems, reviewing the annual and semi-annual financial statements of CANTV and monitoring the integrity of the preparation of individual and consolidated audits. The members of the Audit Committee are Daniel Petri, Steven Smith, Javier Delgado, Ricardo Hausmann and Antonio Policastro.

Employees

As of December 31, the Company had 13,952, 10,227 and 10,178 employees for the years 2000, 2001 and 2002, respectively. As of May 31, 2003, the Company had 9,960 employees. The Company’s workforce has decreased by 5,573 employees from 15,751 at December 31, 1998 to 10,178 at December 31, 2002, primarily as a result of the CANTV workforce reduction program in January 2001. CANTV had 372 access lines in service per employee at December 31, 2002, compared to 199 at December 31, 1998. At May 31, 2003, CANTV had 367 access lines in service per employee.

On December 29, 2000 the Company announced a workforce reduction program. This program was implemented after a thorough review of business processes to eliminate non-core activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in a workforce reduction charge of Bs. 162.6 billion included in the Company’s 2000 results of operation. In 2001, the Company recognized a charge of approximately Bs. 47.4 billion in the statement of operations for special termination pension and postretirement benefits related to this employee reduction program. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated approximately 3,752 employees (approximately 34.0% of CANTV’s workforce compared to December 2000).

At December 31, 2002, approximately 33.5% of CANTV’s employees were members of one of 28 labor unions, which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced work stoppages from time to time of various duration and levels of participation. These work stoppages have not had a material effect on the Company’s results of operations. The most recent work stoppage (apart from the national strike affecting all of Venezuela in December 2002 and early 2003), which lasted 23 days, occured in March 1997 in connection with contract negotiations when approximately 1,500 of CANTV’s workers went on strike following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired effective on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement. The most recent work stoppage occurred during the national general strike on December 2, 2002.

On July 17, 2002 a new labor contract agreement was signed between CANTV and the Telecommunications Workers Union, FETRATEL. The two-year agreement covers some 3,500 union employees in 28 unions and was retroactive to June 18, 2002, and provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus to be paid to all union employees in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the absence of wage increases since the expiration of the contract in June of last year.

The economic impact of the new labor agreement on the Company was within the range of management’s expectations. This increase in total value of compensation equates, in nominal terms, to weighted average increases of 21.9% and 26.4% for 2002 and 2003, respectively. Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company.

The latest negotiated collective bargaining agreement provides job security benefits to employees who have worked for the Company for at least 30 months and were hired during the period from June 18, 1997 to September 3, 1999. Other employees may receive similar job security benefits provided they have met certain minimum service requirements. Under the agreement, employees may be terminated for just cause. Venezuelan law requires that employers pay a severance package to those employees terminated for just cause. Effective June 19, 1997, the National Assembly enacted a partial amendment to the labor law regarding employee severance benefits. Under the new system the retroactive payment was eliminated and double severance payments applicable to those workers who are dismissed without just cause were limited. See Note 4(l) to the Audited Financial Statements.

CANTV has three pension plans: normal, deferred and special. The normal pension plan is available to workers meeting certain age and/or service criteria. The deferred pension plan is applicable to those workers that the Company retains beyond the time of normal retirement. The special pension plan is available to certain workers who have completed at least 20 years of service (14 years for people employed as of June 23, 1995) and who CANTV dismissed without just cause. The Company also provides various other benefits to its employees.

The Caldera administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the “Pension Reform”). This law was partially reformed by the “Law of Partial Reform of the Decree No. 426,” statute published on January 23, 2001, which postponed the effective date from January 1, 2001 to January 1, 2002. On December 31, 2001, the Government postponed the effective date from January 1, 2002 to July 1, 2002 as published in the Extraordinary Official Gazette No. 5,568. The National Assembly is currently reviewing the Pension Reform. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on a contribution of approximately 12% to 13% of each employee’s salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of the required contribution amount for each employee, with each employee contributing the remaining 25%. The contributions made by the Company and employees will be invested in private pension funds established under the Pension Reform.

In connection with the privatization of CANTV in 1991, the Government, through the Banco de Desarrollo Economico y Social de Venezuela (Bank of Economic and Social Development of Venezuela), (formerly Fondo de Inversiones de Venezuela—the “Venezuelan Investment Fund”), transferred 110 million of the Company’s Class C Shares, representing 11.0% of the equity share capital of CANTV, to certain employee trusts (“Employee Trusts”). Eligible employees and retirees were offered the right to purchase up to 100 million Class C Shares from the Employee Trusts pursuant to a stock purchase program by paying nominal Bs. 286.0488 per Class C Share in full in cash or through a non-interest bearing installment payment plan through salary deductions over a period of up to 12 years (the “1991 Installment Plan”). The Company does not finance or administer the acquisition of shares by employees. Any balance due at the end of such period not paid by salary deductions or pension payment deductions is forgiven, provided that all previous installment payments have been made. The proceeds from the sale of such Class C Shares, after deduction of any fees, dividends or distributions, are paid to the Venezuelan Investment Fund.

On October 24, 2001, an Extraordinary Shareholders Assembly approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan covering up to 5.5% of the capital stock of the Company called the Value Fund. Both programs were to be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not made effective the increase of the Excellence Award program or the creation of the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. This trust as of May 31, 2003 holds 11,102,607 Class C Shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

Based upon the number of Class D Shares that were sold in the Initial Public Offering, the Venezuelan Investment Fund announced its intention to offer Class C Shares, representing 9% of the equity share capital of CANTV for subscription by employees and retirees of CANTV at the bolivar equivalent of one seventh of the price per ADS in the Initial Public Offering. In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a stock purchase program (“Stock Purchase Program”) established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on employee base salary and length of employment at August 1996, with no employee eligible for more than 15,000 Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 installment plan are granted a grace period under the Stock Purchase Program until all prior Class C Shares have been paid in full. At that time, salary deductions for the Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Program, dividends paid by CANTV prior to payment in full for the Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder’s unpaid balance of the Class C Shares.

Share ownership

As of May 31, 2003, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 128,626 shares, representing 0.02% of the CANTV’s shares issued and outstanding at such date.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Until December 1991, CANTV operated under the control of the Government, which owned 100% of the Company’s equity share capital. In December 1991, the Government, through the Banco de Desarrollo Economico y Social de Venezuela (Bank of Economic and Social Development of Venezuela), sold 40% of the equity share capital of CANTV to VenWorld for approximately $1,885 billion, and provided for the transfer of up to 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company’s equity share capital, to the public in an initial public offering. Currently, the Government holds the Class B Shares of CANTV and retains the right to appoint one director to the Board of Directors of CANTV. Also, the Government, acting through CONATEL, regulates the activities of the Company. See “Item 4. Information on the Company—Regulatory Framework.” The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV as of December 31, 2002 and May 31, 2003:

	Class	At December 31, 2002		At May 31, 2003
		Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
Verizon Communications Inc (Verizon)	A	196,401,427	24.95%	196,401,427	24.95%
Telefonica Venezuela Holding B.V.	A	54,407,172	6.91%	54,407,172	6.91%
Banco Mercantil, C.A.	A	367,139	0.05%	367,139	0.05%
Inversiones TIDE, SA	A	2,972	—	2,972	—
Bank of Economic and Social Development (formerly Venezuelan Investment Fund) (1)	B	51,900,000	6.59%	51,900,000	6.59%
Company employees and retirees (1)(2)	C	91,937,776	11.68%	90,343,719	11.48%
Verizon Communications Inc. (Verizon) (3)(4)	D	28,009,177	3.56%	28,009,177	3.56%
Brandes Investment Partners, L.P.	D	114,883,853	14.60%	113,925,000	14.47%
Others (4)	D	249,231,333	31.66%	251,784,243	31.99%

		787,140,849		787,140,849
Treasury stock	D	138,896,536		138,896,536

		926,037,385		926,037,385

(1)	In August 1998, the Bank of Economic and Social Development of Venezuela (formerly Venezuelan Investment Fund) transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2)	Class C Shares held directly or through the Employee Trusts. Class C Treasury Shares include shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program owns approximately 11,113,102 Class C Shares and 11,102,607 at December 31, 2002 and May 31, 2003, respectively.
(3)	Verizon, acting through an indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately $190 million in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, Verizon exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by

Banco Mercantil, C.A., (Banco Universal) Trustee. As of December 31, 2002, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares. As of May 31, 2003, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares and 196,401,427 Class A Shares, totaling 28,51% of the equity share capital of the Company.

(4)	Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of CANTV, each of which represents seven Class D Shares.

Please see also “Item 10. Additional Information—Memorandum and Articles of Association,” for a description of the voting rights of CANTV’s shareholders.

As of December 31, 2002 the Company estimates that 49,549,829 ADSs were held in the United States, representing approximately 88% of total Class D Shares outstanding. The number of record holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was 25 at December 31, 2002.

VenWorld was a private corporation, whose principal shareholders as of December 31, 2001 were indirect subsidiaries of Verizon (formerly GTE Corporation) (75.74%) and Telefonica Internacional (20.98%). The remaining 3.28% of the equity capital of VenWorld was held by Banco Mercantil, C.A., S.A.C.A., for itself and acting as trustee for approximately seven beneficiaries, and approximately 60 other shareholders originally part of CIMA, a former shareholder of VenWorld, liquidated in 1995. VenWorld originally included Verizon, Telefonica Internacional, EDC, AT&T and CIMA. During 2001, AT&T, EDC and approximately 150 former beneficiaries of the CIMA liquidation trust requested the redemption of their VenWorld shares.

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld. On February 25, 2002, they approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2003 Verizon held directly or through affiliates, 28.51% of the Company and Telefonica Internacional, held, through affiliates, approximately 6.91% of the Company.

On March 15, 2002, AES Comunicaciones de Venezuela, C.A., as custodian for the Class D Shares owned by Inversiones Inextel, C.A. (Inextel) converted 50,255,184 Class D Shares into 7,179,312 ADSs. On March 19, 2002, Inversiones Inextel, C.A., sold in a single transaction 7,179,312 ADSs at a price per ADS of $12.75.

Employee Trusts were established to facilitate the sale of Class C Shares pursuant to a stock purchase program established for certain employees and retirees of the Company.

In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million new Class C Shares from the Employee Trusts pursuant to a Stock Purchase Program established by the Bank of Economic and Social Development (formerly Venezuelan Investment Fund). In accordance with the Stock Purchase Program, 25% of the 90 million new Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on the employee’s base salary and length of employment at August 1996, with no employee eligible for more than 15,000 new Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the new Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 Installment Plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the new Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the new Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder unpaid balance of the new Class C Shares.

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

The Capital Market Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum number of shares to be repurchased.

On November 16, 1999 an Extraordinary Shareholders’ Assembly authorized a share repurchase program for up to 50,000,000 of CANTV’s outstanding Class C Shares and Class D Shares, which terminated on April 18, 2000 (the “1999 Repurchase Program”). The 1999 Repurchase Program specified a maximum repurchase price up to $40 per ADS and a maximum volume of up to 5% of the outstanding shares. Under the 1999 Repurchase Program the Company acquired 35,775,957 Class D Shares (5,110,851 ADS) at a weighted average price of Bs. 2,794 per share, equivalent to $29.39 per ADS. No Class C Shares were repurchased.

On March 31, 2000 an Extraordinary Shareholders’ Assembly authorized a new share repurchase program for 50,000,000 of CANTV’s outstanding Class C Shares and Class D Shares, for the period of April 1, 2000 to September 18, 2000 (the “2000 Repurchase Program”). The 2000 Repurchase Program specified a maximum purchase price up to Bs. 4,871 per share or up to $50 per ADS and a maximum volume of up to 5% of the outstanding shares (10% when combined with shares repurchased under the 1999 Repurchase Program). Under the 2000 repurchase program the Company acquired 20,846,931 Class D Shares (2,978,133 ADSs) and 17,339,728 Class C Shares at a weighted average price of Bs. 2,710 per share, equivalent to $27.50 per ADS.

As part of the 1999 Repurchase Program, Class C shareholders were permitted to offer for sale to the Company a portion of the shares purchased either at the time of privatization (11%) or at the Initial Public Offering (9%) during the period from February 25, 2000 through March 14, 2000. During this time period, Class C shareholders offered over 28 million Class C Shares to the Company. The Company did not purchase these shares under the 1999 Repurchase Program. Under the 2000 Repurchase Program, the Company purchased 17 million of the 28 million of the Class C Shares offered. See Note 15 to the Audited Financial Statements.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS ($24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV outstanding common stock for approximately Bs. 2,547 per share ($3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest either of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an extraordinary shareholders meeting to consider authorization of payment of an extraordinary dividend in the amount of approximately $385 million and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “Third Repurchase Program”). On October 9, 2001, the CNV issued Resolution 217 ordering VenWorld, a holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase pursuant to the Company’s proposed 15% share repurchase plan. On October 19, 2001, the CNV authorized the Company’s share repurchase program, subject to shareholder consent and required AES to extend the date of its tender offer to expire simultaneously with the CANTV offer.

On October 24, 2001, CANTV held an Extraordinary Shareholders’ Assembly of CANTV’s shareholders who approved, in part, the proposed Third Repurchase Program submitted by CANTV’s Board of Directors. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program, CANTV began a cash tender offer for $30 per ADS in the United States and $4.29 per Class D Share of the Company in Venezuela. The period of the Company’s Third Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the Third Repurchase Program, VenWorld tendered a number of shares of the Company such that its ownership in the Company would be equal to its percentage ownership in the Company immediately prior to the completion of the Third Repurchase Program. Likewise, on November 5, 2001, GTE Venholdings B.V., an indirect subsidiary of Verizon, informed the Company of its intention to tender a number of securities to ensure that its direct percentage ownership interest immediately prior to and after the consummation of the Third Repurchase Program remained the same.

The October 24, 2001, Extraordinary Shareholder’s Assembly also approved an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS which was paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

At this same shareholders meeting, CANTV’s shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan called the Value Fund which would include up to 5.5% of the capital stock of the Company to use for stock option awards to eligible employees. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not increased the Excellence Award program or created the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C shares of the Company held by the trust administering the Excellence Award program. This trust holds, as May 31, 2003, 11,102,607 Class C shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

On November 8, 2001, AES withdrew its tender offer for the 43.2% of the shares of CANTV and participated in the Third Repurchase Program. On March 19, 2002, AES Communications de Venezuela, C.A., sold its entire remaining equity stake in the Company and, together with its affiliates, ceased to have any participation in the Company.

On March 22, 2002, a dividend of Bs. 41.6 per share ($0.05 per share) or Bs. 291.2 per ADS ($0.32 per ADS) was approved at the annual Shareholders’ Assembly. Dividends are declared and paid in bolivars. The dividend was paid on June 6, 2002 to shareholders of record as of May 24, 2002.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend of Bs. 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 28, 2003, an Ordinary Shareholders’ Assembly approved the remaining payment of the ordinary dividend for 2003 of Bs. 71 per share, to be paid in cash on April 23, 2003, to shareholders of record as of April 9, 2003. Please see “Item 8. Financial Information—Dividend Policy.”

Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates.

Transactions with stockholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions for the years ended December 31, are as follows:

	2000	2001	2002
	(in constant Bs. millions)
Purchase of inventories, supplies, plant and equipments of stockholders’ affiliates	32,856	113,751	14,747

Technical and administrative services expenses	27,675	15,409	41,704

Net revenues related to the settlement of international telephone traffic with affiliates	31,223	12,956	2,446

Through May 2003 the Company has recorded the cost of purchase of inventory, supplies, and plant and equipment purchases of Bs. 7,564 million, as well as technical and administrative services expenses of Bs. 7,915 million. As of May 31, 2003, the Company had net payables due to Verizon of Bs. 13,791 million.

As of December 31, the Company had recorded payables to related parties as follows:

	2001	2002
	(in constant Bs. millions)
Verizon	10,289	7,176
AT&T	2,685	—

	12,974	7,176

During 1996, Movilnet received a long-term loan of $17 million from CANTV for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the “A” loan of $6.29 million and the “B” loan of $10.71 million. Both loans bear an interest rate at the six month average LIBOR rate, plus a financial margin. These loans are being amortized in semi-annual installments from 1998 through 2003.

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

In December 1999, Movilnet issued two promissory notes to CANTV for Bs. 9,264 million and Bs. 3,694 million (in historical bolivars). Such promissory notes bear interest calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major Venezuelan banks in a number of deposits. These promissory notes have a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Consolidated Financial Information

See “Item 18. Financial Statements” for a list of financial statements filed herewith.

Other Financial Information

Legal Proceedings

CANTV is involved in numerous administrative and judicial proceedings, the majority of which have been filed by former employees requesting additional labor benefits, and in some cases, reinstatement of job functions held at the time they were dismissed. During the third quarter of 2000, the Supreme Court issued a decision against CANTV ordering the Company to rehire 140 former employees laid off due to technological improvements in certain Company processes. Those employees were initially rehired by the Company. However, CANTV attorneys requested that the Court review its decision and it subsequently modified its earlier decision to cover only 44 former employees. In addition, CANTV is currently undertaking the settlement of a number of cases initiated by former employees claiming that they are entitled to be covered by the CANTV pension plans of which approximately 373 settlements have been reached. Management believes that the Company has recorded adequate reserves as of December 31, 2002 for all such matters. As of December 31, 2002, CANTV was also involved in 994 lawsuits in connection with the program for personnel optimization (PUE) implemented by CANTV during the first quarter of 2001. The contested matters in respect of these lawsuits are related to the special payments made by CANTV to such former employees and the determination of the base salary used by CANTV to calculate the special payments. CANTV and its outside legal counsel believe that they will be able to minimize any potential outcome and believe that no reserves for contingencies are required at this time as such lawsuits are currently in their initial phase. There are no other pending legal proceedings, other than ordinary routine litigation incidental and not material to the Company’s business.

On July 7, 2000, CANTV was notified of a $2.4 million fine imposed by the Venezuelan Competition Agency (Pro-Competencia). Pro-Competencia claimed that CANTV had abused its dominant position in the basic telephone market to favor the activities of its subsidiary, CANTV.Net in the Internet market. On August 14, 2000 CANTV requested the Administrative Court to nullify Pro-Competencia’s decision, which is still pending. See Note 20(c) to the Audited Financial Statements.

Dividend Policy

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See “Item 5. Operating and Financial Review and Prospects—Financial Condition, Liquidity and Capital Resources,” “Item 10. Additional Information—Memorandum and Articles of Association—Dividends,” and Note 15 to the Audited Financial Statements.

On December 14, 2001, CANTV’s Board of Directors approved revised guidelines for the annual dividend distribution, effective in 2002. These guidelines provide for the distribution to shareholders of 50% of the prior year’s free cash flow, which the Board defined as free cash flow reported in the audited consolidated financial statements, net of principal and interest payments scheduled to be made during the following year. Annual payment of dividends will be made in bolivars, in quarterly installments subject to Board of Directors recommendation and approval of the Annual Shareholders’ Assembly in accordance with Venezuelan legislation. As announced on April 17, 2003, the distribution of the dividend payment in dollars by the Depositary bank to ADS holders is currently subject to approval by the government’s commission for the acquisition of foreign exchange currency (CADIVI) under the recently adopted exchange control regime. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary bank pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

Subsequent Events

In January 2003, CANTV received from the Government a promissory note in U.S. dollars for $10,705,816 with maturity as of June 30, 2004, in order to pay overdue debts to the Company.

On January 21, 2003, the Venezuelan Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently complemented with further amendments. The new rules severely restrict the access of companies and individuals to foreign exchange. Currently, foreign currency activities have not been fully normalized and only limited foreign currency exchange requests have been approved. The official selling exchange rate has been fixed at Bs. 1,600 per U.S. dollar and may be subject to periodic revision and adjustment by the Central Bank of Venezuela.

The revised maximum tariffs for 2003 that are to be applied in three parts during April, July and October pursuant to resolution No. 255 dated March 18, 2003 were published in the Official Gazette No. 37,631 on April 10, 2003 and became effective on April 27, 2003. In connection with the revised tariffs, only the following services were subject to increases: (i) rates for non-residential basic services increased 28% for basic rent, 19% for local services, approximately 19% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) rates for basic public telephony increased from 16% to 20%, (iii) basic rates for internet access increased approximately 65%. In July 2003, the second series of revisions to tariffs are expected to be implemented and an extraordinary adjustment of approximately 2% is also expected. Residential tariffs are not subject to revision and remain unchanged pursuant to the new price controls regime. The Company continues to work with the CONATEL and Government officials in order to reach an agreement regarding tariff increases on residential regulated services.

Wireless non-regulated tariffs were also increased beginning on March 1, 2003. The effective increase was an average 18% for postpaid basic rent and ranged from 9% to 38% for different prepaid services.

On January 15, 2003, a total of Bs. 305 per share (Bs. 2,135 per ADS) was paid to shareholders, composed of Bs. 140 per share (Bs. 980 per ADS) as an advanced partial payment of the 2003 ordinary dividend and Bs. 165 per share (Bs. 1,155 per ADS) as an extraordinary 2002 dividend.

The remaining portion of the 2003 ordinary dividend of Bs. 71 per share (Bs. 497 per ADS) was approved on March 28, 2003 and was paid on April 23, 2003, to shareholders of record as of April 9, 2003. As announced on April 17, 2003, the distribution of the dividend payment in dollars by the Depositary bank to ADS holders is subject to approval by the government’s commission for the acquisition of foreign exchange currency (CADIVI) under the recently adopted exchange control regime. The U.S. dollar amount of any cash distributions made by the Depositary bank pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

Item 9.	The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Following the Initial Public Offering of the Company’s Class D Shares on November 22, 1996, the Company’s Class D stock began trading on the Caracas Stock Exchange. Following the Initial Public Offering, ADSs, each representing 7 Class D Shares, began trading on the New York Stock Exchange. The Bank of New York is acting as Depositary in connection with the ADSs.

The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

	Caracas Stock Exchange
	High ($)	Low ($)	Average Trading Volume
Annual highs and lows
1998	3,185.00	880.00	127,637
1999	2,640.00	1,200.00	129,968
2000	2,750.00	1,571.00	155,888
2001	2,900.00	1,505.00	71,879
2002(1)	2,750.00	1,600.00	46,422

Quarterly highs and lows
2001
1st quarter	2,700.00	1,925.00	71,054
2nd quarter	2,900.00	1,920.00	89,557
3rd quarter	2,675.00	2,060.00	85,633
4th quarter	2,505.00	1,505.00	42,955
2002
1st quarter	2,372.00	1,590.00	44,086
2nd quarter	2,850.00	1,700.00	63,253
3rd quarter	2,750.00	1,975.00	40,945
4th quarter(1)	2,500.00	2,100.00	35,425

Monthly highs and lows
2002
July	2,750.00	2,206.00	61,936
August	2,400.00	1,975.00	28,090
September	2,515.00	2,120.00	32,809
October	2,500.00	2,100.00	42,023
November	2,500.00	2,250.00	26,825
December(1)	—	—	—

2003
January(2)	2,650.00	3,205.25	60,477
February	3,000.00	2,250.00	16,056
March	2,500.00	2,250.00	15,912
April	2,460.00	2,265.00	26,650
May	4,200.00	2,280.00	148,482

(1)	Complete information for December 2002 is unavailable due to the national general strike
(2)	Average of 5 business day due to national strike

The table bellow sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the New York Stock Exchange:

	New York Stock Exchange
	High ($)		Low ($)		Average Trading Volume
Annual highs and lows
1998	42	15/16	10	1/8	482,539
1999	31		14	3/4	236,424
2000	39		15	9/16	190,143
2001	28	1/7	13	1/5	293,562
2002	19	1/5	10		178,137

2001
1st quarter	26	2/3	18	7/8	153,764
2nd quarter	28	1/7	18	1/4	200,493
3rd quarter	26	2/3	15	3/5	409,295
4th quarter	24		13	1/20	410,296

2002
1st quarter	16	2/5	13	3/8	217,338
2nd quarter	19	1/5	13	5/7	277,187
3rd quarter	14		10		105,470
4th quarter	14	1/2	10		123,478

2002
July	14		12		104,448
August	12	2/3	10		144,638
September	11	6/7	10	2/5	77,278
October	12	1/5	10		102,891
November	13	1/5	11	1/2	93,479
December	14	1/2	12	3/5	186,970

2003
January	13		10	1/6	425,905
February	10	5/9	9		214,739
March	10		9		130,280
April	10	2/5	8	5/8	213,485
May	11	7/8	10		181,683

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Item 10.	Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

For information relating to the provisions of CANTV’s By-laws, as currently in effect, and of Venezuelan law, see CANTV’s Registration Statement on Form F-1 (Registration No. 333-5840), which we are hereby incorporating by reference into this Annual Report.

Organization and Register

CANTV is a company incorporated (“compañia anonima”) under the laws of Venezuela. It is registered in the First Registry of Commerce of the Federal District and State of Miranda under file number 405. CANTV is domiciled in the city of Caracas, Venezuela.

Corporate Governance

CANTV is governed by a Board of Directors and the Stockholders’ Assembly. Their powers are defined by the Venezuelan Commercial Code and by CANTV’s By-laws.

The Board of Directors authorizes any contracts which may be necessary in the pursuit of the Company’s objectives. It also lays down the policies for the preparation of the Company’s plans, programs, budgets and employee compensation policies, recommends the amount of dividends to be submitted to stockholders for consideration, approves business and accounting reports for submission to stockholders’ meetings, recommends and establishes administrative policies and creates such management and/or consulting committees as it deems advisable in the interests of the Company. The Board of Directors consists of nine Directors, each of them having an alternate. The members of the Board of Directors are designated at the Stockholders’ Assembly.

The Stockholders’ Assembly appoints and removes the members of the Board of Directors, discusses, authorizes the sale of corporate assets, authorizes any increase in the capital stock of the Company, declares dividends to be distributed to stockholders, authorizes amendments to the By-laws, approves or modifies the balance sheet submitted by the Board of Directors, with a review of the statutory auditor’s report. The Stockholders’ Assembly must be convened annually within three months following the end of each fiscal year of the Company, and may also be convened on extraordinary occasions.

Several additional corporate governance provisions applicable to CANTV are summarized below.

Objectives and Purposes

Article 2 of CANTV’s By-laws states that the purpose of the Company is to administer, provide, develop and operate local telephone and national and international long distance telephone services; national and international telex; radio telephone, and cellular telephone services; value-added services; telephotography, data transmission, means for transmitting television and radio broadcasting programs, supply of telegraphic channels and any other telecommunications service; possess telecommunications equipment and facilities; adopt and exploit new services determined by technical advances in telecommunications; issue bonds and obligations in accordance with legal requirements; execute agreements or enter into arrangements with foreign governments or companies on everything related to the activities of the Company; participate in associations, institutes or international groups devoted to the improvement of telecommunications or to scientific and technology research; participate in international agencies or organizations engaged in telecommunications; and promote and create companies to perform activities related to and connected with those constituting the corporate purpose. CANTV may also carry out all commercial acts directly or indirectly related to its corporate purpose.

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

Under Venezuelan law, CANTV’s Board of Directors owes a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard they did so if their actions are contested. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a stockholders’ meeting. Furthermore, a member of the Board of Directors may not receive a loan from CANTV unless approved by the Board of Directors, and may not vote or deliberate on a matter that concerns ratification of his own acts or in which he has a material interest. See “Item 6. Directors, Senior Management and Employees” for further information about the Board of Directors.

Under the By-laws, the Directors do not have the power to vote on compensation matters relating to directors including benefits, and retirement benefits based on age-limit requirements. Directors may not establish shareholding requirements to qualify as director. CANTV’s By-laws require Directors with proven experience, executive capacity, and competence to manage the operations of the Company.

Shares

The share capital of CANTV consists of four classes of shares, designated as Class A, Class B Class C and Class D.

Class A Shares are owned by three principal shareholders, Verizon, Telefonica Internacional and Banco Mercantil, C.A. Any transfer of Class A Shares to any person or entity that is not a subsidiary of these companies will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon such transfer.

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

Class C Shares may be owned only by employees of the Company, retirees, companies 100% owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such shares, trusts and benefit plans established for such employees or retirees, former Company employees who elect to retain their Class C Shares upon termination of employment, Company employees, former employees’ or retirees’ former spouses who receive Class C Shares through partition of marital property, and Company employees’, former employees’ or retirees’ heirs who receive Class C Shares in succession. Any transfer of Class C Shares to any person or entity other than those listed in the previous sentence will cause such transferred shares to be automatically converted to Class D Shares.

Class D Shares are not subject to any restrictions in the By-laws relating to ownership or transfer.

Share certificates are numbered and may include any number of shares. The certificates indicate the class of shares they represent, bear the seal of the Company and are signed by two Directors. Record holders of ordinary shares are registered in CANTV’s share register, which is administered on behalf of the Company by Banco Venezolano de Credito, S.A.C.A., as transfer agent and registered in Venezuela. The Depositary in the United States acts as transfer agent and registrar in respect of holders of ADSs.

Dividends

The Venezuelan Capital Markets Law provides that dividends must be declared in a Stockholders’ Assembly during which the stockholders determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the company’s By-laws.

The Venezuelan Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings,” and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Dividends must be calculated in accordance with Venezuelan GAAP on a constant bolivar basis. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to shareholders in cash dividends. However, if the Company has accumulated losses, any net income shall initially be applied to offset such deficit. Regulations by the CNV provide that inflation adjusted net income is the sole basis for the calculation of dividend payments. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

Voting Rights

The By-laws state that each share of CANTV, regardless of class designation, is entitled to one vote on all matters submitted for the approval for CANTV’s stockholders at a Stockholders’ Assembly. In general, matters submitted to vote at a Stockholders’ Assembly will be adopted only if a majority of the holders of the shares present at such Assembly vote in favor of such matters. The quorum and majority established in the By-laws are applicable even in situations where the Venezuelan Commercial Code requires a greater quorum or majority.

However, the By-laws also require a vote of holders of the majority of the Class B Shares for decisions concerning, among others, the dissolution of CANTV, mergers or other extraordinary corporate transactions, the reimbursement or reduction of the capital of CANTV and authorization for the sale of CANTV’s assets.

A vote of holders of a majority of the Class B Shares is also required to amend the By-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares, stockholders’ meeting, notices and quorum requirements, composition of the Board of Directors and Board of Directors’ meetings, notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of a certain classes of shares. See also “Item 6. Directors, Senior Management and Employees” for a further discussion of voting rights.

Stockholders’ Assembly

Ordinary Stockholders’ Assemblies must take place within 3 months after the end of each fiscal year. Any other general stockholders’ meeting is an Extraordinary Stockholders’ Assembly and may be called by the Board of Directors, the two statutory auditors, who are appointed by the Stockholders’ Assembly together with two alternate statutory auditors for a term of one year, or stockholders representing at least 20% of the equity share capital of CANTV. The quorum required for either an ordinary or Extraordinary Stockholders’ Assembly consists of shares representing at least 50% of the votes of the equity share capital or, in the case of a meeting convened solely for the purpose of election or removal of directors, shares representing at least 50% of the votes of the equity share capital entitled to vote with respect to such directors.

Ordinary Stockholders’ Assemblies are called to consider the annual report of CANTV and its financial statements, elect the Board of Directors and the two principal Statutory Auditors and their alternates, declare dividends and to consider any other matters that may be properly presented to the meeting.

In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and also must notify the Company no later than on the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders in North America may vote their shares by proxy by signing and returning the proxy card mailed to them in advance of the meeting. A notice of the meeting, an agenda describing the items to be voted on at the meeting, and a short-form annual report accompanying the proxy card. As a foreign private issuer, the Company is not required to file a proxy statement under U.S. securities law. The proxy voting process for the Company’s shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

Amendments to the Company’s By-laws must be effected by an absolute majority vote of the Stockholders’ Assembly. Amendments to the By-laws related to specific issues require a vote of a majority of holders of Class B Shares. See “—Voting Rights.”

Change in Control

There are no provisions in the By-laws that would have the effect of delaying, deferring or preventing a change in control of CANTV and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

Disclosure of Share Holdings

CANTV’s By-laws do not require shareholders to disclose their share holdings.

Material Contracts

Not applicable.

Exchange Controls

On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed as Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and the ability of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, ADRs, Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996. On July 1996, the Central Bank of Venezuela intervened to maintain the exchange rate between 7.5% above and 7.5% below the reference rate. The reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar, Bs. 700.00 per U.S. dollar and Bs. 758.00 per U.S. dollar at December 31, 1999, 2000 and 2001, respectively. However, the deterioration of Government revenue streams, as well as increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves beginning in late 2001, forced the government to announce, on February 12, 2002, that the bolivar would float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,132.25 per U.S. dollar at May 31, 2002.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Venezuelan Government suspended the trading of foreign currency. On February 5, 2003, the Government created by decree No. 2.302 (published in the Official Gazatte No. 37,625) CADIVI (Comisión de Administración de Divisas), the Commission for Administration of Foreign Exchange and approved the initial rules ( published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading, which have been subsequently amended since February, 2003. The new rules severely restrict the access of companies and individuals to foreign exchange. Currently, foreign currency activities have not been fully normalized and only limited foreign currency exchange requests have been approved.

The new exchange control regime is based on a single mandatory system effective February 5, 2003. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision by the Central Bank of Venezuela.

Under the exchange control system, the Central Bank of Venezuela has centralized foreign currency trading in Venezuela, through banking institutions and other financial institutions authorized to sell foreign currency. Foreign currency trading is governed by the terms and conditions established in the Exchange Agreements. Public entities in general, including corporations in which the Government or any public entity holds 50% or more of the equity capital are not allowed to maintain deposits in foreign currency unless authorized by the Central Bank of Venezuela. The exchange rate established by the Exchange Agreements applies to transactions within the scope of written agreements and international treaties. The Central Bank of Venezuela is responsible for setting up the mechanics of the agreement of payments and reciprocal credits between central banks.

The Board of the Central Bank of Venezuela regulates the terms and conditions pursuant to which banks and financial institutions sell foreign currency and CADIVI administers the appropriate controls for the purchase of foreign currency by individuals and corporations in connection with transfers, remittances and payments for the import of goods and services, as well as principal and interest on private external debt. All foreign currency received from exports of goods, services and technology is required to be sold to the Central Bank within five banking days after the funds become available. Any such sales are to be calculated at the FOB value of the exported goods. All foreign currency received from operations involving travel and tourism, transportation services, transfers, earnings from investments, lease agreements, and other commercial, industrial, professional and construction services and activities, are also required to be sold to the Central Bank of Venezuela. PDVSA and its affiliated companies are required to sell to the Central Bank of Venezuela all foreign currency received within 48 hours, except as may be required for foreign operations up to authorized amounts. Established or to be established corporations engaged in activities related to the Organic Law of Hydrocarbons are allowed to maintain foreign accounts in foreign currency for the purpose of making payments and reimbursements abroad with any remaining foreign currency to be sold to the Central Bank of Venezuela. All trade in local currency of Government bonds issued in foreign currency (e.g., Brady Bonds) has been suspended until the Central Bank of Venezuela and the Government establish rules governing these transactions.

Cash dividends and other cash distributions, if any, with respect to the Class D Shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by The Bank of New York (the “Depositary”) in respect of such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary pursuant to the Deposit Agreement, to holders of ADSs would be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date. The distribution of dividend payments in U.S. dollars by the Depositary to ADS holders currently requires the approval by CADIVI under the recently adopted exchange control regime. The currency has lost approximately 14% from December 31, 2002 to May 31, 2003 and the Company estimates the total devaluation for 2003 will be 32%.

The Company is currently processing the necessary formalities required by CADIVI for the application of foreign currency and has made requests for $9.5 million for the importation of equipment and supplies, mainly related to prepaid cards. In June 2003, CADIVI approved the first currency request for $1.7 million. There is no assurance that additional requests of foreign currency will be timely approved by CADIVI. The failure by the Company to obtain the required amounts of foreign currency to satisfy its current foreign currency denominated obligations could result in an adverse effect on its financial condition and results of operation.

Venezuelan Tax Considerations

The following summarizes the principal Venezuelan tax consequences under Venezuelan law of the purchase, ownership and disposition of ADSs and Class D Shares and receipt of dividends thereon by persons (including corporations) who are non-residents of Venezuela. This summary is based on current Venezuelan tax law and is for general information only.

An individual is deemed to be a resident (i.e., domiciled in Venezuela) in the following cases:

•	Any person, regardless of nationality to be domiciled in Venezuela if it remained in the country for more than 183 days during a given calendar year;

•	Any person, regardless of nationality, who has remained in Venezuela for more than 183 days in a given calendar year is deemed to be resident in the following calendar year, regardless of the number of days it has remained in the country.

•	Any person, regardless of nationality, is deemed to be domiciled in Venezuela, if it has a residence in the country, except if during the given year it has remained abroad for more than 183 days and can prove that it is tax resident in that other country by submitting a foreign tax residence certificate; and

•	Any Venezuelan citizen is presumed to be domiciled in Venezuela, regardless of their physical presence in the country or the existence of a resident in the country, except in the event of proof to the contrary. Proof to the contrary would consist of filing a certificate of resident abroad issue by the authorities of the relevant country.

The term “non-domiciled” refers to a legal entity which is neither domiciled or organized in Venezuela. If a non-domiciled entity creates a permanent establishment in Venezuela, such permanent establishment will not be considered a Venezuelan domiciled taxpayer subject to Venezuelan taxation on worldwide. In this case the taxpayer would be subject to Venezuelan income tax on its Venezuelan sourced income and on its worldwide income in respect to those items of income that are attributable to the permanent establishment.

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

Taxation of Dividends

Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior to December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001 and which are paid in cash with respect to Class D Shares, are considered Venezuelan local-source income. As such, the dividend payment will be subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan individuals and legal entities, the 34% withholding rate may be further reduced or even eliminated by an applicable treaty. Unless an applicable treaty provides otherwise, stock dividends paid is stock with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% and the shareholder should pay an advance income tax payment of 1% at the date payment of the stock dividends.

For purposes of determining the taxable base in the distribution of dividends, and except as otherwise provided by an applicable treaty, the term “taxable dividend” for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits (from January 1, 2003 this accumulated earnings and profits should be determined according to Venezuelan GAAP) exceed the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term “dividend” usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

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

Disposition of Class D Shares

Capital gains obtained from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be considered Venezuelan local source income, and except as otherwise provided by an applicable treaty, will be subject to income tax withholding, at the rate of 3% in the case of resident individuals, 34% in the case of non-resident individuals, and 5% in the case of entities, regardless of their domicile condition. Capital gains obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and except as otherwise provided by an applicable treaty, net capital gains obtained by a non-resident individual or by a non-domiciled entity, from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be subject to Venezuelan income taxes at the rate of 34%, or at applicable corporate rates. Only holders of Class D Shares with taxable capital gains realized other than through a domestic stock market will be required to file a Venezuelan income tax return, and will be able to claim a refund for taxes withheld in excess due with respect to such gains.

The amount of gain from the sale or other disposition of Class D Shares (or rights to subscribe for Class D Shares) other than through a Venezuelan stock exchange, is represented by the excess of the amount realized by the shareholder over its own tax basis in such Class D Shares (or rights to subscribe for Class D Shares) sold or otherwise disposed of. In general, a shareholder’s tax basis in a Class D Share will be represented by its cost of acquisition; whereas, a holder’s basis in a share received upon exercise of a right to subscribe for a Class D Share would be represented by the sum of the exercise price paid and the tax basis in such right. If a Class D Share were to be received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

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

Capital gains from the sale or other disposition of a voucher with respect to Class D Shares will be considered Venezuelan local-source income, although not subject to income tax withholding. Capital gains, calculated as the excess of the proceeds of the sale over the principal amount of the voucher, obtained by a resident individual or a domiciled entity, will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and unless otherwise provided by an applicable treaty, net capital gains obtained by a non-resident individual or non-resident entity, from the sale or other disposition of a voucher with respect to Class A Shares will be subject to Venezuelan income taxes at the rate of 34% or the applicable corporate rates, respectively.

Subject to applicable treaty, non-resident individuals and non-domiciled entities receiving interest or realizing gains from the sale or other disposition of vouchers generally are required to comply with the ordinary annual filing requirements for residents.

Estate and Gift Tax

The acquisition of ADSs through inheritance or gift by either a resident or non-resident from a non-resident is not subject to Venezuelan estate, inheritance or gift tax. The acquisition of ADSs through bequest or gift from a resident of Venezuela is subject to Venezuelan estate and gift tax. Venezuelan estate and gift tax rates are progressive and vary according to the kindred level between the recipient and between the decedent and the donor, as the case may be.

The acquisition of Class D Shares (or rights to acquire Class D Shares) through bequest or gift is subject to Venezuelan estate and gift tax, regardless of the residence of the decedent or of the donor. The rate of Venezuelan estate or gift tax imposed on a transfer generally depends on the value of the bequest or gift and on the kindred level between the beneficiary and the decedent or the donor, as the case may be. The beneficiary of a bequest or gift is responsible and liable for the payment of the estate or the gift tax. In addition, the donor and the done are jointly and severally responsible for the payment of the gift tax.

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

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences under present law of an investment in the ADSs or in the Class D Shares. This summary applies only to investors that hold the ADSs or Class D Shares as capital assets and that have the U.S. dollar as their functional currency. This summary is not intended as tax advice to any particular investors, some of whom may be subject to special tax treatment (such as banks, insurance companies, dealers, traders who elect to mark to market, tax-exempt entities, persons holding an ADS or Class D Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of CANTV). The Company believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. However, the determination of whether the Company is a passive foreign investment company will be made on an annual basis. Accordingly, the Company’s classification could change. U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or Class D Shares in the event the Company is considered a passive foreign investment company.

As used herein, the term “U.S. holder” means a beneficial owner of ADSs or Class D Shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. The term “non-U.S. holder” refers to any other holder of ADSs or Class D Shares. Holders of ADSs (or ADRs evidencing ADSs) generally will be treated as the owners of the Class D Shares represented by those ADSs (or ADRs evidencing ADSs).

U.S.-Venezuela Income Tax Treaty

The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999. U.S. holders who are eligible for the benefits of this income tax treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% (or a lower rate in the case of certain persons who own more than 10% of the Company’s voting stock) and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of Class D Shares or ADSs. However, the determination as to whether a U.S. holder is eligible for the benefits of the income tax treaty is very complex. In particular, a U.S. holder of Class D Shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have, a permanent establishment in Venezuela also may not be eligible for the benefits of the treaty in respect of taxes on income from, or proceeds from, the sale of ADSs and Class D Shares. U.S. holders are urged to consult their own tax advisors about eligibility for benefits under the U.S.-Venezuela income tax treaty.

Dividends and Other Distributions

Dividends paid with respect to the ADSs or Class D Shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received (in the case of ADSs, by the Depositary). The dividends generally would be foreign source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% United States tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. holder with respect to Class D Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. However, due to the absence of specific statutory or regulatory provisions addressing the ADSs, there can be no assurance that such reduced rate will apply and each U.S. holder should consult its own tax advisor regarding the treatment of dividends. Dividends paid in Venezuelan bolivars will be included in income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary). A U.S. holder will have a basis in the bolivars received equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the bolivars for a different amount generally will be United States source ordinary income or loss.

Distributions to U.S. holders of additional Class D Shares or rights to subscribe for Class D Shares generally should not be subject to U.S. federal income tax. However, such distributions could be taxable depending on the nature of a particular distribution. A U.S. holder’s tax basis in the Class D Shares or rights that are not subject to U.S. federal income tax when received generally is determined by allocating the U.S. holder’s basis in its ADSs between the ADSs and the Class D Shares or rights on the basis of the relative fair market values of each, except that in the case of rights whose fair market value is less than 15% of the fair market value of the Class D Shares with respect to which the rights are distributed, the basis of the rights is zero unless the shareholder elects to make such an allocation.

A U.S. holder will be entitled to a foreign tax credit if withholding taxes are imposed, subject to generally applicable limitations and restrictions. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. holder generally will not be subject to United States federal income or withholding tax on dividends paid by CANTV with respect to the ADSs or Class D Shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Capital Gains

U.S. holders will recognize capital gain or loss upon the sale or other disposition of ADSs or Class D Shares (or rights to subscribe for Class D Shares) held by the U.S. holder or the Depositary in an amount equal to the difference between such U.S. holder’s basis in the ADSs, Class D Shares or rights, as the case may be, and the amount realized on such sale or other disposition. Gain or loss recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Class D Shares or ADSs, that in either case is subject to Venezuelan tax, a U.S. holder may not be able to claim the foreign tax credit for any Venezuelan tax imposed on the gain unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category, or, alternatively, it may take a deduction for such Venezuelan tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law, the long-term capital gain tax rate for an individual U.S. holder is 20%.

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

Dividend Indebtedness Vouchers

Depending upon their terms when issued, dividend indebtedness vouchers issued by CANTV should be treated as debt instruments for United States federal income tax purposes. A U.S. holder likely will be required to include in gross income as a dividend the fair market value of a dividend indebtedness voucher distributed with respect to the Class D Shares when the voucher is received (which, in the case of ADSs, will be the date of receipt by the Depositary). The amount included and the holder’s initial tax basis in the voucher will be the U.S. dollar market value of the voucher on the date of receipt.

The voucher may be treated as issued with original issue discount (“OID”) in an amount equal to the difference between the total bolivar payments to be received on the voucher and the bolivar market value of the voucher when received. A U.S. holder will be required to include such OID in gross income on a constant yield to maturity basis during the period from the receipt of the voucher to the stated maturity date of the voucher, even though no cash distributions will be received during that period. A U.S. holder’s basis in the voucher will be increased by undistributed OID included in income. A U.S. holder may recognize foreign currency gain or loss upon the retirement of the voucher or the sale or other disposition of the voucher and on any subsequent sale or conversion of the bolivars received. Such gain or loss generally will be United States source ordinary income or loss. Gain or loss on the sale or other disposition of the voucher in excess of foreign currency gain or loss generally will be capital gain or loss.

U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of the receipt, ownership and disposition of dividend indebtedness vouchers.

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Class D Shares paid to non-corporate U.S. holders and the proceeds from the sale, exchange, or redemption of the ADSs or Class D Shares paid to non-corporate U.S. holders may be reported to the United States Internal Revenue Service. A backup withholding tax also may apply to amounts paid to such holders unless they provide an accurate taxpayer identification number or otherwise establish a basis for exemption. Payments of dividends and the proceeds from the sale or other disposition of ADSs or Class D Shares made outside the United States to non-U.S. holders generally are not subject to information reporting and backup withholding, provided that, in the case of proceeds from a sale or disposition, the broker through which such payments are received fulfills certain requirements. In addition, non-U.S. holders may be required to provide certification of foreign status. The amount of any backup withholding from a payment to a holder generally will be allowed as a credit against the holder’s United States federal income tax liability.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

CANTV is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, CANTV files annual reports and other information to the Securities and Exchange Commission (the “Commission”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and the Woolworth Building, 233 Broadway, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by CANTV to the Commission may be accessed through this web site.

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

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company has not signed any hedge contract against foreign currency exposures, but keeps cash reserves in U.S. dollars as a natural hedge to meet financing obligations.

The carrying amounts of cash and short-term investments, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company’s investment portfolio and debt obligations at December 31, 2002:

	Weighted Average Interest rate	Year of Maturity					Total	Fair value
		2003	2004	2005	2006	Thereafter
Investment portfolio:
U.S. dollars	0.87%	2,200	—	—	—	—	2,200	2,200
Certificates of deposit	1.19%	23,591	—	—	—	—	23,591	23,591
Overnight deposits	1.38%	353,534	—	—	—	—	353,534	353,534
Commercial paper

Bolivars
Certificates of deposit	20.29%	55,349	—	—	—	—	55,349	55,349
Overnight deposits	3.00%	1,000	—	—	—	—	1,000	1,000
Long-term Government bonds	18.32%	60,450	—	—	—	—	60,450	60,450

Total		496,124	—	—	—	—	496,124	496,124

Debt Obligations:
U.S. dollars
Fixed rate
Guaranteed notes	9.25%	—	140,246	—	—	—	140,246	143,106
Bank loans	6.80%	1,382	—	—	—	—	1,382	1,382
Notes payable to suppliers	5.48%	88	—	—	—	—	88	88

Variable rate
Notes	3.63%	38,583	—	—	—	—	38,583	38,583
IFC loans	4.26%	20,168	20,168	55,243	6,138	6,138	107,856	107,856
Bank loans	0,00%	—	—	—	—	—

Japanese yen
Fixed rate
Bank loans	5,80%	12,774	12,774	12,774	12,774	31,934	83,029	83,029

Bolivars
Fixed rate
Bank loans	23,50%	—	—	18,245	—	—	18,245	18,245
Variable rate
Bank loans	30,94%	750	859	7,734	974	5,061	15,378	15,378

Total		73,745	174,047	93,996	19,886	43,133	404,807	407,667

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Due to adverse economic factors in Venezuela, including recession, high inflation, devaluation and the imposition of exchange controls in June 1994, the Company was unable to make payments on $525 million of its outstanding bank debt and $21 million of its obligations with certain vendors. On August 25, 1995, the Company and a bank advisory committee entered into a refinancing agreement (the “Refinancing Agreement”), relating to such $525 million of its outstanding debt and certain of the Company’s vendors entered into similar agreements extending the payment terms for existing obligations. The revised terms included no forgiveness of principal or interest. The Company prepaid all amounts outstanding under the Refinancing Agreement during 1996 and 1997.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Within 90 days prior to the filing date of this report, CANTV’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of CANTV’s disclosure controls and procedures. Based on that evaluation, under the supervision and with the participation of CANTV’s management, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of the evaluation, these disclosure controls and procedures were effective in all material respects.

In addition, there have been no significant changes in CANTV’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation by the Chief Executive Officer and Chief Financial Officer, nor were there any significant deficiencies or material weaknesses in these internal controls requiring corrective actions.

Item 16.	(Reserved)

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements are filled as part of this Annual Report on Form 20-F:

Item 19.	Exhibits

12(a).1-Certification pursuant to section 906 of Sarbanes-Oxley Act of 2002 of Gustavo Roosen

12(a).2-Certification pursuant to section 906 of Sarbanes-Oxley Act of 2002 of Armando R. Yañes

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2001 (Restated) and 2002, and

for the years ended December 31, 2000 (Restated), 2001 (Restated) and 2002

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Compañía Anónima Nacional

Teléfonos de Venezuela (CANTV):

We have audited the accompanying consolidated balance sheet of Compañía Anónima Nacional Teléfonos de Venezuela (a telecommunications corporation established in Venezuela) (“CANTV” or the “Company”) and subsidiaries as of December 31, 2001 (restated) and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Venezuela.

Also, in our opinion, the amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 3.

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in Venezuela, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and stockholders’ equity to United States generally accepted accounting principles are set forth in Note 25.

The financial statement as of and for the years ended December 31, 2001 and 2000 have been restated to give retroactive effect to a change in accounting for pension obligations, a change in accounting for a wireless revenue loyalty program, and a change in accounting for the Employee Benefit Fund. The effects of these changes on net income, shareholders’ equity as of December 21, 2001 and for the years ended December 31, 2000 and 2001 under Venezuelan and US GAAP are described in Note 5 and Note 25.

Lara, Marambio & Asociados	Porta, Cachafeiro, Laría & Asociados
A Member Firm of Deloitte & Touche

Héctor L. Gutiérrez D.	Francisco Cachafeiro Arias
Public Accountant CPC No 24,321	Public Accountant CPC No 9,298
CNV No G-889	CNV No C-642

Caracas, Venezuela

February 12, 2003

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND

SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2000 (Restated), 2001 (Restated) and 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002, and millions of

U.S. dollars, except per share and per ADS amounts)

	2000 Bs.	2001 Bs.	2002 Bs.	2002 U.S.$
	Restated, Note 5	Restated, Note 5
Operating revenues:
Local and domestic long distance usage	800,588	705,554	582,125	415
Basic rent	465,789	454,487	456,773	326

Local and domestic long distance	1,266,377	1,160,041	1,038,898	741
International long distance	147,671	135,780	100,623	72
Net settlements	43,276	25,977	14,498	10

International long distance	190,947	161,757	115,121	82
Fixed to mobile outgoing calls	884,433	747,265	572,381	408
Interconnection incoming	77,951	47,977	46,086	33
Other wireline-related services	205,893	268,482	248,943	177

Total wireline services	2,625,601	2,385,522	2,021,429	1,441
Wireless services	440,500	517,811	570,780	407
Other	68,047	72,949	86,694	62

Total operating revenues	3,134,148	2,976,282	2,678,903	1,910

Operating expenses:
Operations, maintenance, repairs and administrative	1,387,758	1,190,611	1,244,101	887
Interconnection costs	445,163	375,932	265,082	189
Depreciation and amortization	908,611	992,469	864,133	616
Concession and other taxes	203,897	185,629	198,896	142
Workforce reduction charge	162,639	34,261	—	—

Total operating expenses	3,108,068	2,778,902	2,572,212	1,834

Operating income	26,080	197,380	106,691	76

Other expenses, net:
Financing cost, net	(46,307)	(16,416)	(9,509)	(7)
Other expenses, net	(5,759)	(15,399)	(6,190)	(4)

Total other expenses, net	(52,066)	(31,815)	(15,699)	(11)

(Loss) income before income tax and cumulative effect of accounting change	(25,986)	165,565	90,992	65
Income tax provision	52,196	56,454	23,481	17

(Loss) income before cumulative effect of accounting change	(78,182)	109,111	67,511	48
Cumulative effect of accounting change, net of tax	(59,695)	—	—	—

Minority shareholders’ interest	189	(239)	(665)	—

Net (loss) income	(137,688)	108,872	66,846	48

(Loss) earnings per share before cumulative effect of accounting change	(83)	120	86	0.06
Loss for cumulative effect of accounting change	(63)	—	—	—

(Loss) earnings per share	(146)	120	86	0.06

(Loss) earnings per ADS (based on 7 shares per ADS)	(1,022)	842	603	0.43

Average shares outstanding (in millions)	943	905	776	776

The accompanying notes are an integral part of these consolidated statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS As of December 31, 2001 (Restated) and 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002, millions of U.S.

dollars, and millions of shares)

	2001 Bs.	2002 Bs.	2002 U.S.$
	Restated, Note 5
ASSETS
Current assets:
Cash and temporary investments	395,582	452,114	322
Accounts receivable, net	484,041	472,102	337
Accounts receivable from Venezuelan Government entities	128,457	83,759	60
Inventories and supplies, net	42,896	51,831	37
Other current assets	15,100	13,208	9

Total current assets	1,066,076	1,073,014	765
Property, plant and equipment, net	4,069,499	3,634,420	2,590
Wireless concession, net	135,984	131,513	94
Other assets	311,739	341,250	243

Total assets	5,583,298	5,180,197	3,692

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	174,653	73,745	53
Accounts payable	341,395	379,812	271
Accrued employee benefits	56,238	44,588	32
Short-term pension and other post-retirement benefit obligations	55,243	34,310	24
Dividends payable	240,536	236,688	169
Deferred revenue	114,419	106,980	76
Other current liabilities	273,743	230,205	164

Total current liabilities	1,256,227	1,106,328	789
Long-term liabilities:
Long-term debt	299,306	331,062	236
Pension and other post-retirement benefit obligations	669,019	589,690	420

Total liabilities	2,224,552	2,027,080	1,445

Minority interests	2,361	2,345	2

Stockholders’ equity
Capital stock inflation adjusted (926 shares issued and 787 outstanding, after deducting 138 shares in treasury)	1,692,816	1,692,816	1,207
Additional paid-in capital	26,708	26,708	19
Retained earnings	1,431,775	1,219,460	869
Legal reserve	214,771	214,771	153
Employees benefits shares	(61,149)	(65,249)	(47)
Other adjustments	51,464	62,266	44

Total stockholders’ equity	3,356,385	3,150,772	2,245

Total liabilities and stockholders’ equity	5,583,298	5,180,197	3,692

The accompanying notes are an integral part of these consolidated statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2000 (Restated), 2001 (Restated) and 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002)

	Capital Stock
	Historical Cost	Inflation Adjustment	Treasury Stock	Total	Additional Paid-in Capital	Retained Earnings	Employees Benefits Shares	Legal Reserve	Other Adjustments	Total Stockholders’ Equity
Balance as of December 31, 1999, as reported	36,857	2,108,193	—	2,145,050	26,708	2,784,171	—	214,771	46,545	5,217,245
Effect of restatement (Note 5)	—	—	—	—	—	(162,748)	(58,719)	—	—	(221,467)

Balance as of December 31, 1999, as restated (Note 5)	36,857	2,108,193	—	2,145,050	26,708	2,621,423	(58,719)	214,771	46,545	4,995,778
Net loss Restated	—	—	—	—	—	(137,688)	—	—	—	(137,688)
Dividends declared	—	—	—	—	—	(93,620)	—	—	—	(93,620)
Repurchased shares	(2,684)	(153,118)	—	(155,802)	—	(159,246)	—	—	—	(315,048)
Employees benefits shares	—	—	—	—	—	—	(2,275)	—	—	(2,275)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	2,597	2,597

Balance as of December 31, 2000, as restated (Note 5)	34,173	1,955,075	—	1,989,248	26,708	2,230,869	(60,994)	214,771	49,142	4,449,744
Net income restated	—	—	—	—	—	108,872	—	—	—	108,872
Dividends declared	—	—	—	—	—	(613,289)	—	—	—	(613,289)
Repurchased shares	—	—	(296,432)	(296,432)	—	(294,138)	—	—	—	(590,570)
Employees benefits shares	—	—	—	—	—	(539)	(155)	—	—	(694)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	2,322	2,322

Balance as of December 31, 2001, as restated (Note 5)	34,173	1,955,075	(296,432)	1,692,816	26,708	1,431,775	(61,149)	214,771	51,464	3,356,385
Net income	—	—	—	—	—	66,846	—	—	—	66,846
Dividends declared	—	—	—	—	—	(276,257)	—	—	—	(276,257)
Employees benefits shares	—	—	—	—	—	(2,904)	(4,100)	—	—	(7,004)
Cumulative translation adjustment and unrealized gain (loss) on securities	—	—	—	—	—	—	—	—	10,802	10,802

Balance as of December 31, 2002	34,173	1,955,075	(296,432)	1,692,816	26,708	1,219,460	(65,249)	214,771	62,266	3,150,772

The accompanying notes are an integral part of these consolidated statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2000 (Restated), 2001 (Restated) and 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002)

	2000 Bs.	2001 Bs.	2002 Bs.	2002 US$
	Restated, Note 5	Restated Note 5
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net (loss) income	(137,688)	108,872	66,846	48
Adjustments to reconcile net (loss) income net cash provided by operating activities:
Loss (gain) from net monetary position	23,463	41,502	(32,353)	(23)
Exchange loss (gain), net	3,897	(27,576)	45,282	32
Interest expense (income), net	18,947	2,490	(3,420)	(2)
Depreciation and amortization	908,611	992,469	864,133	616
Workforce reduction charge	162,639	34,261	—	—
Cumulative effect of accounting change	59,695	—	—	—
Provision for doubtful accounts	112,726	86,340	69,524	50
Provision for inventories obsolescence	2,977	11,996	28,840	21
Disposals of property, plant and equipment	32,363	2,202	29,514	21
Changes in current assets and liabilities:
Accounts receivable	(21,252)	(101,096)	(157,522)	(112)
Accounts receivable from Venezuelan Government entities	28,684	6,746	15,973	11
Inventories and supplies	21,801	5,251	(12,066)	(9)
Other current assets	(984)	3,347	1,024	1
Accounts payable	22,815	(21,118)	104,481	74
Accrued employee benefits	19,580	(113,075)	(18,979)	(14)
Deferred revenue	11,991	46,425	10,732	8
Other current liabilities	31,678	(37,683)	21,579	15

	1,301,943	1,041,353	1,033,588	737
Changes in non-current assets and liabilities:
Other assets	42,346	15,844	13,868	10
Pension and other postretirement benefits obligations	(32,679)	(63,134)	(79,329)	(57)

Net cash provided by operating activities	1,311,610	994,063	968,127	690

CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(36,508)	(66,592)	(110,964)	(79)
Capital expenditures	(478,895)	(271,801)	(426,449)	(304)

Net cash used in investing activities	(515,403)	(338,393)	(537,413)	(383)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings	45,172	—	—	—
Repayments of debt	(76,923)	(85,377)	(200,162)	(143)
Dividends paid	(93,620)	(369,540)	(261,840)	(187)
Repurchase of shares	(315,048)	(590,570)	—	—

Net cash used in financing activities	(440,419)	(1,045,487)	(462,002)	(330)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain	355,788	(389,817)	(31,288)	(23)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS	(70,823)	(120,885)	(78,802)	(56)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS	27,639	53,747	166,622	119

Increase (decrease) in cash and temporary investments	312,604	(456,955)	56,532	40
CASH AND TEMPORARY INVESTMENTS:
Beginning of year	539,933	852,537	395,582	282

End of year	852,537	395,582	452,114	322

SUPPLEMENTAL INFORMATION:
Cash paid during the period for:
Interest	64,007	45,798	37,263	27

Taxes	170,378	393,900	245,629	175

RESULT FROM NET MONETARY POSITION:
Operating activities	(27,443)	22,000	32,328	23

Financing activities	74,803	57,383	78,827	56

The accompanying notes are an integral part of these consolidated statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002, unless otherwise indicated)

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

2. COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañia Anonima Nacional Telefonos de Venezuela (CANTV) (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private network, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including Internet access, wireless communications and telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guias (Caveguias), and Altair, C.A. (Altair).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 20 (d) and (e)—Commitments and contingencies—Concession mandates—Competition).

Significant terms of the Concession are as follows:

a.	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in some circumstances, as the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 6—Regulation).

b.	The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c.	Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed for the Concession tax. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 6 (a)—Regulation—Organic Telecommunications Law). These expenses are included in the accompanying consolidated statements of operations as “Concession and other taxes” totaling for Bs. 109,987, Bs. 93,671 and Bs. 74,865, for the years ended December 31, 2000, 2001 and 2002, respectively.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets, as well as annual and cumulative targets that the Company has to meet during the mentioned period. After that period, mandates were changed by the Eighth-Year Review Agreement (see Note 20 (d) and (e)—Commitments and contingencies—Concession mandates—Competition).

e.	The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of the Concession provisions, depending on the violation, such penalty may include a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2002, have not been material.

Eighth-Year Review Agreement

On February 21, 2000, CANTV and the Comisión Nacional de Telecomunicaciones (CONATEL) signed the Eighth-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the Concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 6—Regulation and Note 20 (d)—Commitments and contingencies—Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 6—Regulation).

Wireless Concession

On May 19, 1992, the Company purchased one of two concessions for wireless services (“Wireless Concession”) from the Government for Bs. 181,585 (Bs. 5,388 on an historical cost basis) and established Movilnet. The amount paid for the Wireless Concession is being amortized over 40 years, since the concession was granted with an original term of 20 years, renewable for an additional 20 years.

Until December 2000, the annual payment of the wireless concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to wireless services operators is up to 9.3% of gross revenues, which is decreasing by 1% per annum until 2005. (see Note 6 (a)—Regulation—Organic Telecommunications Law). The original term of the concession is 20 years automatically renewable for additional 20 years, based on the compliance of the Concession’s terms.

For the years ended December 31, 2000, 2001 and 2002, the Wireless Concession tax expense included in the consolidated statements of operations under “Concession and other taxes” was Bs. 56,864, Bs. 57,664 and Bs. 58,095, respectively.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS:

Unless otherwise noted, all financial information in these financial statements has been stated in constant bolivars based upon the bolivar’s purchasing power as of December 31, 2002. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 1,403 to U.S.$1, the exchange rate reported by the Central Bank of Venezuela (BCV) as of December 31, 2002. The translation of amounts expressed in constant bolivars as of a specified date by the then prevailing exchange rate may result in the presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating constant bolivars as of another specified date, particularly in periods of high inflation with no corresponding devaluation, such as those that have occurred in Venezuela.

Such translation should not be construed as a representation of the bolivar amounts that have been, could have been, or could be in the future when converted into U.S. dollars at any other exchange rate.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan Generally Accepted Accounting Principles (Venezuelan GAAP). Certain amounts from December 31, 2000 and 2001 consolidated financial statements have been reclassified for comparison purposes.

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

b. Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2002, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA).

In December 2000, the VFPA issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and disclosures and not methodology, which are effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at December 31, 2002 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2000	2001	2002
End of year	205.97793	231.27564	303.46946
Average for year	194.97654	219.40902	268.63036

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2002, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) as of December 31, 2002, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31, 2001, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2002.

ii.	Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the wireless concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2002.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 14—Retirement benefits).

iv.	Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 2002.

v.	Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary gain (loss) is attributable to the Company’s net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 16—Financing cost, net).

c. Consolidation

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. Principal CANTV’s subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. All subsidiaries are wholly owned, except for Caveguías which is of 80% owned and, prior to 2002, Altair which was 51% owned by CANTV. All significant inter-company balances and transactions among the companies have been eliminated.

In May 2002, CANTV which at that time owned 51% of Altair, acquired the remaining 49% from Sky OnLine who was the operating partner of Altair under a contract signed with CANTV in 1997. CANTV paid Bs. 15,010 (US$14 million), of which US$5.2 million were paid as indemnification to Sky OnLine for the termination of an equipment supply, technical assistance and maintenance contract.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in purchasing power of cash and temporary investments due to inflation and foreign exchange gain of cash and temporary investments, is reflected as a separate caption in the consolidated statements of cash flows.

e. Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

f. Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of property, plant and equipment, except for land and construction work in progress and based on the period during which benefits are expected to be derived from intangible assets and computer software (see Note 2—Company background and concession agreement—Wireless Concession and Note 11—Other assets). Amortization expense was Bs. 14,838, Bs. 71,201 and Bs. 60,959 for the years ended December 31, 2000, 2001 and 2002, respectively. Accumulated amortization was Bs. 405,288 and Bs. 466,247 as of December 31, 2001 and 2002, respectively.

In November 2000, the Company, based on technical evaluations, reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the useful lives did not have a significant impact in the Company’s consolidated financial statements.

g. Computer Software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and minor modifications to existing software are expensed when incurred.

h. Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets based on the projection of discounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i. Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 128,904 and Bs. 76,592 are included in accounts receivable as of December 31, 2001 and 2002, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 13—Other current liabilities).

During 2002, the Company launched a promotion for wireless subscribers consisting on awarding customers with credits in services for the total usage made during November and December 2002. The amount is being credited to the account of each subscriber through equal installments during the following twelve months beginning in February 2003, only if certain conditions are met, such as maintaining active and solvent condition for postpaid customers and maintaining positive balances for prepaid customers. The Company recorded deferred revenues of Bs. 25,457 which relates to the proportion of billed revenues in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers which, based on prior experience, will not be awarded with the benefit due to default in complying with the established conditions. These deferred revenues will be realized once the related services are delivered during 2003.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as Interconnection incoming revenue. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

During 2000, the Company reviewed its revenue recognition policies for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company’s balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company’s books. The changes in the way the above revenues are recognized did not materially impact the Company’s results of operations.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j. Provision for uncollectible accounts

The Company maintains an allowance for doubtful accounts at a level that management considers adequate to provide for potentially uncollectible receivables. The Company reserves 3% of monthly billed revenues for wireline services and 5% for wireless services and Internet and other voice services. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. A review of the age and status of receivables is performed, designed to identify accounts to be provided with allowance on a continuous basis.

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, an analysis is performed to the allowance provided for residential and business wireline subscribers with outstanding receivables that are past due by 90 days after each unit perform an assessment of recoverability on individual cases.

k. Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (see Note 18 – Income tax).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with Generally Accepted Accounting Principles, and calculated based on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

The recording of a deferred income tax benefit is subject to its possible realization beyond a reasonable doubt. Based on current conditions, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

l. Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer’s accounting records, as specified in writing by each employee.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days’ current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary at December 31, 2000, 2001 and 2002 totaling, Bs. 67,391, Bs. 49,698 and Bs. 53,987, respectively.

m. Pension plan and other post-retirement benefits

The non-contributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 14—Retirement benefits).

Post-retirement benefits related to health care expenses are recorded based on actuarial estimates (see Note 14—Retirement benefits).

The work force reduction program announced in December 2000 (see Note 22—Work force reduction charge), resulted in a loss and curtailment of pension and postretirement plans of Bs. 34,261, which is reflected as workforce reduction charge, in the accompanying consolidated statements of operations.

The Company has adopted International Accounting Standard (IAS) 19: Employee Benefits (Revised 1998) in provisions applicable to the amortization period of the transition obligation resulting from the adoption of pension plan, with immediate recognition retroactively since 1999. Previously, the Company was amortizing the transition obligation based on the average remaining service life of employees of 20 years. Adoption of IAS 19 represented an increased liability of Bs. 151,596 and the related accumulated charge to retained earnings as of December 31, 2002. Financial statements for previous years have been restated to reflect this adoption (see Note 5—Restatement of 2000 and 2001 financial statements).

n. Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 758.00 and Bs. 1,403.00 per U.S. dollar as of December 31, 2001 and 2002, respectively (see Note 7—Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange (loss) gain, net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 16—Financing cost, net).

o. Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p. Earnings (loss) per share

Earnings (loss) per share are based on 942,903,329, 905,150,957 and 776,201,812 of average common shares outstanding at December 31, 2000, 2001 and 2002, respectively.

5. RESTATEMENT OF 2000 AND 2001 FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s 2001 financial statements, Company’s management determined that it was appropriate to adjust the financial statements for 2000 and 2001 for the following:

a. Accounting for Pensions

Since 1992, the Company accounted for its pension obligations in accordance with the the provisions of Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (SFAS 87) issued by the Financial Accounting Standards Board (“FASB”) of the United States of America (“U.S.”) under Venezuelan Generally Accepted Accounting Principles (GAAP) and U.S. GAAP. This guidance was followed since Venezuelan GAAP prescribed the use of Mexican GAAP or US GAAP if no authoratitive guidance is available under Venezuelan GAAP. However, since 1999 Venezuelan GAAP prescribes that the guidance available under International Accounting Standards should be used before Mexican or US GAAP. Management therefore believes that it is appropriate to restate the financial statement for 2000 and 2001 to reflect the adoption of IAS 19 “Employee Benefits” (Revised 1998) (IAS 19) as of 1999.

Under SFAS 87 the Company amortized the transition obligation that existed at the time it adopted SFAS 87 and unrecognized gains and losses and prior service cost arising after the adoption of SFAS 87 over the estimated average remaining service life of its employees. Under IAS the transition obligation, accumulated unrecognized gains and losses and prior service cost that exists upon the adoption of IAS 19 in 1999 was immediately recognized as an adjustment to Stockholders’ equity. Further, partly as a result of the foregoing differences and the difference in accounting for the curtailment of pension benefits between IAS 19 and SFAS 87 arose in 2001 relating to the curtailment of pension benefits in that year (see Note 14—Retirement benefits).

As a result of this restatement the net loss for 2000 increased by Bs. 4,753 and the net income for 2001 increased by Bs. 24,442.

b. Accounting for Airtime credits to Wireless Customers

In 2001 and 2002 the Company initiated a marketing campaign whereby wireless customers received airtime credits during the following year based on the airtime used during the months of November and December of 2001 and 2002, respectively. As previously reported, no adjustment to revenues were made in the 2001 financial statements to reflect the credits granted to customers for 2002. Management believes that it is appropriate to defer the portion of the revenue related to the credits until the customer uses these credits in the following year. Accordingly, 2001 revenues and consequently, net income and retained earnings for 2001 were reduced by Bs. 19,402.

c. Accounting for Employee Benefits fund

In 1993, the Company contributed Bs. 73,229 to the “Employees Benefit Fund”. This amount was deposited in a Bank Trust on behalf of employees and was used to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by CANTV. The Company amortizes this contribution as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” via the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named “Value Fund” to acquire Class C shares up to 5.5% of the previously mentioned capital stock at the same price offered during the share repurchase program.

In March 2002, the Company paid Bs. 4,200 to acquire 1,929,933 shares as part of the “Excellence Award Program”. In July 2002, Class C shareholders received Bs. 611 million, corresponding to an additional compensation of Bs. 500 per share over the price of the shares sold through the internal market of CANTV’s trust fund in December 2001 and January 2002. As of December 31, 2001 and 2002, the trust maintains 9,423,154 and 11,113,102 shares, respectively. This fund was previously recorded under other assets. All prior years’ financial statements have been restated to reflect these shares as a deduction of stockholders’ equity and record other assets from the trust as part of the consolidated balance sheet of the Company. This change is being made to conform with U.S. GAAP and recent announcements by the International Accounting Standards Board regarding a proposal to approve a standard that is consistent with U.S. GAAP. Accordingly, 2000 and 2001 assets were reduced by Bs. 52,506 and Bs. 48,497, respectively, and net income was reduced by Bs. 52 and increased by Bs. 8, respectively.

As a result of the aforementioned adjustments, the 2000 and 2001 financial statements have been restated from the amounts previously reported as follows:

	2000		2001
	As previously reported	As restated	As previously reported	As restated
At December 31:
Stockholders’ Equity	4,677,418	4,449,744	3,571,798	3,356,385
Retained earnings	2,397,550	2,230,869	1,586,040	1,431,775
Pension plan obligation	261,538	436,708	275,170	425,902
Current liabilities	1,149,269	1,149,269	1,240,041	1,256,227
Total assets	6,839,229	6,786,723	5,631,795	5,583,298

For the year ended December 31:
Operating revenues	3,134,148	3,134,148	2,995,684	2,976,282
Operating expenses	3,103,314	3,108,068	2,802,932	2,778,902
Net (loss) income	(132,883)	(137,688)	103,824	108,872
Net (loss) income per share	(139)	(146)	114	120

6. REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2—Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provides the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991(“CONATEL Decree”), which has the authority to manage, regulate and control

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the use of limited resources in telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. CONATEL is also responsible together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia) for the promotion and protection of free competition.

a. Organic Telecommunications Law

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of a joint agreement between the private and public sector. Some of the most important aspects of the Organic Telecommunications Law are as follows:

i.	Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator’s rights and responsibilities.

ii.	Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii.	Operator’s freedom to set rates is specified, establishing controls only in those cases where dominant control is evidenced or in cases of insufficient competition.

iv.	Adopts a new tax regime applicable to all telecommunications service operators on the basis of gross revenues. The new taxes replace the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% tax to fund CONATEL, up to 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular operators are subject to a supplemental tax of up to 4.5% of gross revenues in the year 2000, which decreases by 1% per annum until 2005 when it will be eliminated.

b. Telecommunications regulations

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i.	Requirements, conditions, limitations and general dispositions for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii.	Regulation for mandatory interconnection with charges based on costs, plus a reasonable profit margin, changing the previous structure of interconnection charges based on tariffs. Submission of quarterly accounting information by separate accounts is also required, and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. As of December 31, 2002, CANTV has signed 12 interconnection agreements with different operators (see Note 20 (e)—Commitments and contingencies—Competition).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii.	The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c. Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs effective March 10, 2001 and a new “price-cap” system that replaced the prior tariff adjustment mechanism provided under the Agreement. Under the “price-cap” system, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the Bolivar against the US dollar. The “price-cap” system allows the increase or decrease of established tariffs based on deviations in excess of up to 2.5% above or below the projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If the accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the “price-cap” formula. This system and adjusted “price-cap” were effective as of December 31, 2002.

On May 30, 2002, CONATEL published revised tariffs in the Official Gazette N° 37,454 pursuant to the new price-cap system, which became effective on June 15, 2002. This new scheme for residential plans reduces the plans from 7 to 5, including flat residential tariff and the prepaid services. The new plans established by the Company are: “Limited”, “Classic” and “Talk more for less”, which replace the 5 previous plans that were effective through June 15, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively, which have not been changed since June 2002. The Company, however, instead granted discounts between 5.84% and 11.40% for these services.

Beginning August 31, 2002, an adjustment related to the “price-cap” of fixed to mobile tariffs was approved by CONATEL and published in the Official Gazette N° 37,506 on August 15, 2002.

In September 2002, an extraordinary increase of tariffs for residential clients, pursuant to the Official Gazette N° 37,454 published on May 30, 2002 was approved. The tariff adjustment was 4% on local and domestic long distance (DLD) call services. Additionally, the DLD discounts were suspended. Tariffs and discounts for international long distance call services were not changed.

7. BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 12—Long term debt and Note 21—Market risk), as of December 31, as follows:

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2001	2002
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	304	274
Accounts receivable, net	37	27
Other assets	29	29
Accounts payable	(92)	(55)
Short and long-term debt	(434)	(264)

Net asset (liabilities) position in foreign currency	(156)	11

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange agreements that came into effect on that date (see Note 27—Subsequent events—Exchange control).

8. ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of December 31, are as follows:

	2001	2002
Subscribers	419,177	431,149
Net settlements with International Traffic Carriers	27,671	18,683
Telephone and prepaid cards distributors	81,482	68,422
Other	25,800	17,051

	554,130	535,305
Less: Allowance for doubtful accounts	(70,089)	(63,203)

	484,041	472,102

9. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 7%, 5% and 5%, of the Company’s revenues during the years ended December 31, 2000, 2001 and 2002, respectively.

The following table sets forth the aging of accounts receivable from Government entities as of December 31:

	2001	2002
Years
2002	—	40,277
2001	48,548	7,687
2000 and prior	79,909	35,795

	128,457	83,759

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in accounts receivable from Government entities are as follows:

	2001	2002
Balance at beginning of year	151,420	128,457
Billings	154,662	134,377
Collections	(161,062)	(151,678)
Monetary loss	(16,563)	(27,397)

Balance at end of year	128,457	83,759

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

In 2001, the National Assembly approved a decree authorizing the issuance of bonds to pay overdue Government’s debts related to basic services with the Company. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted Bs. 56,816. During 2001, the Company collected Bs. 8,704 from these bonds.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the Government for a discounted value of Bs. 63,562, in order to pay overdue debts to the Company of which Bs. 58,880, were contributed to the Pension Plan Fund (see Note 14 – Retirement benefits) and Bs. 4,682 was recorded as other assets (see Note 11 – Other assets).

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

10. PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net as of December 31, is comprised as follows:

	2001	2002
Plant	12,230,018	12,381,724
Buildings and facilities	1,518,710	1,594,136
Furniture and equipment	952,740	732,317
Vehicles	87,004	42,758

	14,788,472	14,750,935
Less: Accumulated depreciation	(10,836,711)	(11,257,592)

	3,951,761	3,493,343

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Land	56,760	55,229
Construction work in progress	60,978	85,848

	4,069,499	3,634,420

The average useful lives for the different classes of property, plant and equipment are as follows:

Average useful lives (in years)
Plant	3 to 32
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Property, plant and equipment include capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 93,856, Bs. 19,920 and Bs. 18,362 for the years ended December 31, 2000, 2001 and 2002, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized. Depreciation expense was Bs. 893,773, Bs. 921,268 and Bs. 803,174 for the years ended December 31, 2000, 2001 and 2002.

11. OTHER ASSETS:

Other assets as of December 31, are comprised as follows:

	2001	2002
Computer software, net	260,262	276,764
Prepaid taxes	15,674	12,466
Investments	29,229	41,230
Investment in Venezuelan National Public Debt Bonds	947	4,745
Other	5,627	6,045

	311,739	341,250

Computer software includes the cost of software and systems for internal use, net of accumulated amortization (see Note 4 (g)—Summary of significant accounting principles and policies—Computer software).

Prepaid taxes include taxes assessed on the inflation-adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation-adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

As of December 31, 2002, investments represent the Company’s participation in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V.. The Company classifies these investments as available-for-sale and the fluctuation on its fair value is included in other adjustments in the statement of changes in stockholders’ equity.

As of December 31, 2002, Investment in Venezuelan National Public Debt Bonds include bonds received from the Government, the most significant having a nominal value of Bs. 4,682 with a payable quarterly variable interest rate, which will be effective until March 29, 2004 and was received as a payment for basic

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

services rendered to the Government (see Note 9—Accounts receivable from Venezuelan Government Entities).

12. LONG-TERM DEBT:

Long-term debt as of December 31, is comprised of the following:

	2001	2002

US$200 million Notes at fixed interest rates between 8.88% and 9.25% at December 31, 2001 and of 9.25% at December 31, 2002 maturing in 2002 and 2004, respectively.	198,845	140,246

US$150 million Notes at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75%, (averaging 3.69% and 3.63% at December 31, 2001 and 2002, respectively), maturing through 2003.	72,109	38,583

Yen 16,228 billion Bank loans at a fixed interest rate of 5.80% to 6.80%, and in U.S. dollars at interest rates of six-month LIBOR (averaging 5.83% and 5.82% at December 31, 2001 and 2002, respectively), maturing through 2009.	65,260	84,412

IFC loans in U.S. dollars at variable interest rates:

a. US$60 million, six-month LIBOR plus a margin of 1.75%, (averaging 5.57% and 3.67% at December 31, 2001 and 2002, respectively), maturing through 2005.	39,785	42,090

b. US$35 million, six-month LIBOR plus a margin of 2.00%, (averaging 5.82% and 3.92% at December 31, 2001 and 2002, respectively), maturing through 2007.	26,109	30,691

c. US$175 million, six-month LIBOR plus a margin between 3.00% and 6.00% (averaging 7.89% and 5.25% at December 31, 2001 and 2002, respectively), maturing through 2005.	24,865	35,075

Supplier loans in U.S. dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.75% (averaging 3.84% at December 31, 2001).	2,619	—

Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 6.75% and 5.48% at December 31, 2001 and 2002, respectively), maturing through 2002 and 2003.	1,533	88

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (25.76% and 45.30% at December 31, 2001 and 2002, respectively), maturing through 2003.	2,745	1,880

Bank loans in bolivars at a fixed and variable interest rate of 23.31% and 31.44% at December 31, 2001 and 2002, respectively, maturing through 2010.	40,089	31,742

	473,959	404,807

Less: Current maturities	(174,653)	(73,745)

	299,306	331,062

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under a Bank Refinancing Agreement into longer-term debt.

The principal remaining on this loan is US$25 million and payable as a single payment in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2002.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discounts promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. As of December 31, 2002, the balance of these notes, presented net of the unamortized discount, was Bs. 18,245. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between 5 and 10 years.

In February 2002, the Company paid US$100 million related to guaranteed notes issued in February 1997 with a fixed interest rate of 8.875%.

Estimated payments of long-term debt are: Bs. 73,745 in 2003, Bs. 174,047 in 2004, Bs. 93,996 in 2005, Bs. 19,886 in 2006, Bs. 20,222 in 2007 and Bs. 22,911 thereafter, translated into bolivars at the exchange rate at December 31, 2002.

13. OTHER CURRENT LIABILITIES:

Other current liabilities as of December 31, are comprised of the following:

	2001	2002
Concession tax	72,187	54,349
Subscriber rights	74,435	63,278
Accrued liabilities	37,143	25,478
Income, value added and other taxes	37,381	35,341
Interest payable	13,379	9,840
Provision for legal contingencies	21,993	28,545
Technical and administrative services due to affiliates Stockholders	9,458	5,866
Other	7,767	7,508

	273,743	230,205

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee’s final salary. As of December 31, 2001 and 2002, the Company has funded Bs. 149,818 and Bs. 305,439, respectively, in a trust for this benefit plan on behalf of the retirees. In December 2002, the Company made a contribution of Bs. 114,955 to the pension plan fund which includes Bs. 48,000 in cash and Bs. 66,955 including the discounted value of bonds received by the Company in order to pay basic services for Bs. 58,880 (see Note 9—Account receivable from Venezuelan Government Entities), also the discount amortization portion and earned interests for Bs. 8,075. These bonds have a discounted value between a range of 78.21% and 96.95% with maturities in 2003 and 2004 and a payable quarterly variable interest rate. As of December 31, 2002, the fair value of these bonds is Bs. 58,396.

The components of pension expense for the years ended December 31 are as follows:

	2000	2001	2002
Benefits earned during the year	22,202	13,063	16,265
Interest cost on projected benefit obligation	29,161	28,929	30,012
Return on assets	(5,683)	(12,501)	(11,610)
Other	—	(18,309)	(1,851)

	45,680	11,182	32,816

Other caption represents amortization of unrecognized gains.

The accrued pension plan obligation as of December 31, is as follows:

	2001	2002
Projected benefit obligation	512,206	481,601
Funded amount	(149,818)	(305,438)
Unrecognized net losses	63,514	140,437

Pension obligations (including current portion of Bs. 24,792 and Bs. 29,587, respectively)	425,902	316,600

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on assets	9%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. Expected return on assets rate assumption will be reduced to 6% for 2003. The unrecognized transition obligation was recognized immediately upon adoption of IAS 19.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

The components of post-retirement benefit expense for the years ended December 31, are as follows:

	2000	2001	2002
Benefits earned during the year	5,150	4,364	4,594
Interest cost on accumulated post-retirement benefit obligations	20,505	25,616	26,129
Others	1,258	5,829	5,714

	26,913	35,809	36,437

The accrued post-retirement benefit obligation as of December 31, is as follows:

	2001	2002
Active employees	85,647	106,255
Retirees	303,270	324,502

Accumulated postretirement benefit obligation	388,917	430,757
Unrecognized net losses	(90,557)	(123,357)

Accrued post-retirement benefit (including current portion of Bs. 30,451 and Bs. 4,723, respectively)	298,360	307,400

Assumptions used to develop the accumulated post-retirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates.

The workforce reduction program completed in 2001 (see note 22—Work force reduction charge) resulted in a net expense of Bs. 12,059 (as restated for IAS 19 adoption) and Bs. 22,202 for pension and other post-retirement benefits, respectively, derived from additional termination benefits and curtailment, included in the accompanying statement of operations for the year ended December 31, 2001 as workforce reduction charge.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to the normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a pension bonus equal or less than Bs. 30,000 a month, as well as those retirees who are older than 60 with bonus payments between Bs. 30,001 and Bs. 70,000. Contributions are distributed to retirees based upon the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs. 145,000 (in nominal bolivars) at the Company’s discretion of which have been paid Bs. 433 and Bs. 676 as of December 31, 2001 and 2002, respectively. As of December 31, 2001 and 2002, the Company has funded Bs. 20,130 and

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bs. 16,746, respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

15. STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 12—Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute not less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, if the Company has accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

The Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001 of Bs. 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs. 520 per share, to be paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Guidelines for future dividends distribution

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in bolivars in quarterly installments prior to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at December 31, 2002, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications Inc. (Verizon)	A	24.95	196,401
Telefónica Venezuela Holding B.V.	A	6.91	54,407
Banco Mercantil	A	0.05	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (formerly Fondo de Inversiones de Venezuela)	B	6.59	51,900
Employee Trusts and Employees	C	11.68	91,938
Verizon Communications Inc. (Verizon)	D	3.56	28,009
Public Shareholders	D	46.26	364,115

		100.00	787,140

Class D shares held in treasury			138,897

			926,037

Class A shares had the right to elect CANTV President and four members of the Board of Directors until January 1, 2001.

Class B shares may only be owned by the Government. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class D shares are traded on the Caracas Stock Exchange. They

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a share repurchase program to acquire up to 138,905,608 of Class D shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

On March 31, 2000, an Ordinary Shareholders’ Assembly approved a share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to US$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent US$28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

16. FINANCING COST, NET:

Financing cost, net for the years ended December 31, is as follows:

	2000	2001	2002
Interest income	43,812	50,131	37,362
Interest expense	(62,759)	(52,621)	(33,942)
Exchange (loss) gain, net	(3,897)	27,576	(45,282)
(Loss) gain from net monetary position	(23,463)	(41,502)	32,353

	(46,307)	(16,416)	(9,509)

The net exchange (loss) gain reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of December 31, 2001 and 2002 (see Note 7- Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective February 12, 2002, the Government decreed the free currency fluctuation, which stopped the band system. From that date until January 21, 2003, the exchange rate used for purchases and sales of currencies was fixed based on the free market fluctuation resulting from the supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV agreed to suspend the trading of foreign currencies in the country during five business days (see Note 27—Subsequent events—Exchange control).

The devaluation of the bolivar against the U.S. dollar was 8%, 8% and 85% for the years ended December 31, 2000, 2001 and 2002, respectively.

The loss or gain from net monetary position reflects the loss from holding net monetary assets or liabilities in a period of inflation, which was 13%, 12% and 31% for the years ended December 31, 2000, 2001 and 2002, respectively.

17. MONETARY POSITION:

The (loss) gain from net monetary position at December 31, is as follows:

	2000	2001	2002
Net monetary asset (liability) position at the beginning of the year	17,482	(57,601)	(413,890)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	978,156	1,198,596	1,099,846
Additions to non-monetary assets and liabilities	(595,763)	(277,585)	(586,496)
Pension plan payments	(21,448)	(59,515)	(142,353)
Dividends declared	(93,620)	(613,289)	(276,257)
Repurchased shares	(315,048)	(590,570)	—
Exchange (loss) gain, net	(3,897)	27,576	(45,282)

	(34,138)	(372,388)	(364,432)
Net monetary liability position at the end of the year	(57,601)	(413,890)	(332,079)

(Loss) gain from net monetary position	(23,463)	(41,502)	32,353

18. INCOME TAX:

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company’s non-monetary assets and liabilities, net of stockholders’ equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 2002, CANTV does not have any carryforward tax credits. However, Movilnet and CANTV.Net have the following investment tax credit carryforwards available:

	Origin	Bs.	Carried forward until
Movilnet	2001	1,287	2004
	2002	23,451	2005

		24,738

CANTV.Net	2000	178	2003
	2001	546	2004
	2002	953	2005

		1,677

Additionally, the Income Tax Law allows that fiscal losses and corporate asset alternative minimum tax can be carried forward to the subsequent three years. Beginning fiscal year as of December 31, 2000, tax credits for fiscal losses from the tax inflation adjustment are permitted to be carried forward for one year. As of December 31, 2002, CANTV did not have any carry forward fiscal losses. However, CANTV.Net, its wholly-owned subsidiary, has Bs. 10,564 of fiscal loss tax credits from 2000 that can be carried forward through 2003 and corporate asset alternative minimum tax, as follows:

Origin	Bs.	Carried forward until
2000	260	2003
2001	283	2004
2002	358	2005

Reconciliation between the income tax expense included in the consolidated statements of operations and the expense resulting from the application of the statutory tax rate to the (loss) income before income taxes, is as follows:

	2000	2001	2002
(Loss) income before income taxes and cumulative effect of accounting change	(25,986)	165,565	90,992
Statutory income tax rate	34%	34%	34%

Tax expense	(8,835)	56,292	30,937
Non-taxable book inflation adjustment	212,052	230,012	130,494
Utilization of investment tax credits	(43,751)	(48,694)	(39,171)
Tax inflation adjustment	(165,911)	(160,826)	(123,584)
Non-recognized deferred tax effect	52,372	(20,537)	25,167
Other	6,269	207	(362)

Income tax	52,196	56,454	23,481

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 28, 2001, the Law N° 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette N° 5,566. The most significant changes are as follows:

a.	Imputation of foreign losses to domestic income or losses, will not be admitted.

b.	The dividend tax regulations establish that the income per books to be considered shall be that approved by the Shareholders Assembly on the basis of the consolidated financial statements prepared in conformity with Accounting Principles Generally Accepted in Venezuela.

c.	A 1% tax advance shall be paid on dividends declared per share. The tax advance will be calculated on the total value of the dividend declared.

d.	Elimination of the standard providing rejection of the expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime.

e.	New standards were added to the tax adjustment for inflation regime, and certain existing standards were modified.

19. TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulation, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 9—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions for the years ended December 31, are as follows:

	2000	2001	2002
Purchase of inventories, supplies, plant and equipments of stockholders’ affiliates	32,856	113,751	14,747

Technical and administrative services expenses	27,675	15,409	41,704

Net revenues related to the settlement of international telephone traffic with affiliates	31,223	12,956	2,446

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, the Company has recorded payables to related parties as follows:

	2001	2002
Verizon	10,289	7,176
AT&T	2,685	—

	12,974	7,176

20. COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a. Capital expenditures

Contractual commitments for capital expenditures by the Company as of December 31, 2002 are approximately US$16 million.

b. Operating leases

The Company leases real state properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Payments for operating leases for 2002 were Bs. 14,300 and payments committed for 2003 are estimated to be Bs. 25,725.

c. Litigation

The Company is involved in numerous administrative and judicial proceedings, most of which are labor cases, special retirements, employee severance benefits and other benefits related to early retirement. In consultation with the Company’s external legal counsel handling these proceedings, management believes that the Company has recorded adequate provisions to cover the probable amounts payable as of December 31, 2002 for these cases.

d. Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 6—Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators, which have not been approved yet.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e. Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

On November 24, 2000 CONATEL issued a new Telecommunications Law, which established the basic regulatory framework. The new regulation, (see Note 6 (a)—Regulation—Organic Telecommunications Law) had the objective of creating an appropriate environment for new entrants and to allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) are two of the companies granted with a concession. Additionally, CONATEL granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Orbitel and LD Telecom, most of which offer the service by means of prepaid cards (Calling Card).

The Company, during the second quarter of 2001, completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators which existed before the opening and as of December 31, 2002 has executed eight additional interconnection agreements with companies authorized by CONATEL. These agreements will permit the interconnection between CANTV and other carrier’s networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A. and LD Telecom.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service which allows wireline service customers access to the operator network, previously selected, in order to receive national and international long distance services in continuous and automatic form without use of the identification code for long distance on each call.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. MARKET RISK:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality of The United States of America (U.S.A.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

22. WORK FORCE REDUCTION CHARGE:

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program providing for special payments to employees retired. The Company recorded during the last quarter of 2000 a provision of Bs. 162,639 included as current accrued employee benefits and recognized as workforce reduction charge in the accompanying consolidated statements of operations. As a result of this program, in January 2001, 3,572 employees were separated from the Company. The Company paid the total recorded amount during 2001 and has not increased the provision after the plan was completed.

During 2001 the Company recognized a net expense of Bs. 34,261 relating to pension and other post retirement benefits derived from additional termination benefits and curtailment as a result of the work force reduction (see Note 14 – Retirement benefits).

23. TENDER OFFER:

On August 29, 2001, AES Corporation (AES) announced a public offering of shares to acquire 43.2% of the shares of CANTV at a price of Bs. 2,547 per Class D share (US$24 per ADS). On November 8, 2001, AES withdrew its offer for the 43.2% of the shares of CANTV.

The consolidated statements of operations for the year 2001, include Bs. 21,400 in “Other expenses, net”, caption related to the costs incurred in the takeover defense actions related to the tender offer.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company’s reportable segments are strategic business units offering different products and services in the telecommunications and related services industry. Each business requires different technology and marketing strategies and are managed separately. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers and are eliminated in consolidation.

Segment results for the years ended December 31, 2000, 2001 and 2002, and assets as of December 31, 2001 and 2002, are as follows:

	2000	2001	2002
Wireline services:
Operating revenues-
Local and domestic long distance usage	823,736	713,343	585,861
Basic rent	466,639	454,525	456,775

Local and domestic long distance	1,290,375	1,167,868	1,042,636
International long distance	146,089	135,366	102,406
Net settlements	43,276	25,977	14,498

International long distance	189,365	161,343	116,904
Fixed to mobile outgoing calls	884,433	747,265	572,381
Interconnection incoming	95,083	60,440	49,966
Other wireline-related services	331,848	373,946	405,297

Total operating revenues	2,791,104	2,510,862	2,187,184
Intersegment revenues	(165,502)	(125,340)	(165,754)

Revenues from third parties	2,625,602	2,385,522	2,021,430

Operating (loss) income	(14,430)	140,202	11,069

Depreciation and amortization	778,142	807,375	729,501

Capital expenditures, net	325,578	168,498	181,821

Assets	6,647,052	5,556,693	5,217,776

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wireless services:
Operating revenues-
Access	95,863	51,009	55,931
Interconnection	282,939	269,494	297,645
Usage	281,847	323,793	288,836
Equipment sales	63,541	89,674	139,883
Others	11,086	12,834	11,766

Total operating revenues	735,276	746,804	794,061

Intersegment revenues	294,777	228,993	223,281

Operating income	65,790	44,512	84,290

Depreciation and amortization	120,693	173,769	122,671

Capital expenditures, net	114,697	64,651	209,861

Assets	1,354,501	1,323,845	1,471,821

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements are as follows:

Reconciliation of operating revenues:

	2000	2001	2002
Total operating revenues from reportable segments	3,526,380	3,257,666	2,981,245
Other telecommunications-related services	68,047	72,949	86,693
Elimination of intersegment operating revenues	(460,279)	(354,333)	(389,035)

Total operating revenues	3,134,148	2,976,282	2,678,903

Reconciliation of operating income:

	2000	2001	2002
Reportable segments	51,360	184,714	95,359
Other telecommunications-related services	(25,384)	14,479	10,405
Elimination of intersegment operating income	104	(1,813)	927

Total operating income	26,080	197,380	106,691
Other expenses, net	(52,066)	(31,815)	(15,699)

(Loss) income before income tax and cumulative effect of accounting change	(25,986)	165,565	90,992

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of assets:

	2000	2001	2002
Reportable segments	8,001,553	6,880,538	6,689,597
Elimination of assets	(1,649,084)	(1,714,738)	(1,853,561)
Other telecommunications-related services	434,256	417,498	344,161

Assets	6,786,725	5,583,298	5,180,197

25. SUMMARY OF DIFFERENCES BETWEEN U.S. GAAP AND VENEZUELAN GAAP:

The Company’s consolidated financial statements are prepared in accordance with Venezuelan GAAP, which differs in certain significant respects from U.S. GAAP.

The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

a. Restatement for inflation

Venezuela has experienced significant inflation in recent years and follows general price level accounting as prescribed in DPC 10 (See Note 4 (b)—Summary of significant accounting principles and policies).

In most circumstances U.S. GAAP does not allow for the restatement of financial statements for general price level changes. For U.S. GAAP purposes, account balances and transactions are stated in the units of currency of the period when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, because the economy of Venezuela has experienced periods of significant inflation in the recent past, the use of financial statements restated for general price level changes is consistent with the requirements of the SEC rules and with the methodology described in Statement of Financial Accounting Standards No. 89, “Financial Reporting and Changing Prices” (SFAS 89). The U.S. GAAP reconciliations presented herein do not, therefore, include an adjustment for the effect of the general price level accounting made under Venezuelan GAAP.

b. Accounting for taxation

Venezuelan GAAP is consistent with the accounting principles set forth in the now superseded U.S. Accounting Principles Board Opinion No. 11, “Accounting for Income Taxes” (APB 11). Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation.

In 1992, the Financial Accounting Standards Board (FASB) in the United States adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). This standard requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change is enacted. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional disclosures required by SFAS 109 are presented in Note 26 (c)—Additional financial statements disclosures required by U.S. GAAP.

c. Pension plan

In accordance to the adoption of IAS 19: Employees Benefits for pensions, under Venezuelan GAAP, the transition obligation was recorded with immediate recognition as restated from January 1, 1999. Under U.S. GAAP, the transition obligation is amortized over the remaining service life of employees, which was estimated to be 20 years when SFAS 87 was first adopted in 1993.

Under SFAS 88: “Special termination benefits”, the resulting special termination benefit is determined as the difference between the actuarial present value of the accumulated pension benefits considering the special termination benefits and the Accumulated Benefit Obligation prior to the offer. Under curtailment accounting under IAS 19 there is no requirement to apply the reduction in Projected Benefit Obligation against any unrecognized net loss. In any case, at the time of the Workforce reduction program there was a net gain under the IAS 19 methodology.

d. Capitalized interest

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

e. Investment in Intelsat

In accordance with Venezuelan GAAP, the Company’s investment in Intelsat is classified as available for sale and measured at its estimated fair value based on the Company’s intention and irrespective whether such investments are publicly traded or not. Under U.S GAAP the investments that are not publicly traded are carried at cost.

f. Earnings per share

In 1997, the FASB adopted Statement of Financial Accounting Standard No. 128, “Earnings per Share” (SFAS 128). This statement establishes standards for computing and presenting earnings per share (EPS) as it applies to entities with publicly held common stock. It replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. It requires dual presentation of basic and diluted EPS for all entities with complex capital structure.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g. Reconciliation of Venezuelan GAAP to U.S. GAAP

The effects on net income and net stockholders’ equity of restating CANTV’s audited consolidated financial statements for 2000, 2001 and 2002 in accordance with U.S. GAAP is set forth below (in millions of bolivars, except per share data):

	2000	2001	2002
	Restated	Restated
Net (loss) income under Venezuelan GAAP	(137,688)	108,872	66,846
U.S. GAAP adjustments for:
Capitalized interest	15,138	8,256	12,927
Pension Plan	4,753	(11,322)	864
Special termination benefits and curtailment	—	(13,120)	—
Deferred income taxes:
Benefit (provision)	85,025	(33,841)	35,828
Loss from net monetary position	(5,868)	(9,882)	(15,204)

Net (loss) income under U.S. GAAP	(38,640)	48,963	101,261
Other Comprehensive income (currency translation and unrealized gain (loss) on securities)	2,597	2,322	2,459

Comprehensive (Loss)/income	(36,043)	51,285	103,720

Basic and diluted net (loss) income per share under U.S. GAAP	(40.97)	54.10	130.49

Net (loss) income per ADS (based on 7 shares per ADS)	(286.82)	378.71	913.42

Average number of shares outstanding under U.S. GAAP (in millions)	943	905	776

As a result of the difference between U.S. and Venezuelan GAAP described above and a difference in the classification of certain expenses, operating income under U.S. GAAP was Bs. 30,833, Bs. 172,938 and Bs. 107,555, for 2000, 2001 and 2002, respectively.

	2001	2002
	Restated
Total stockholders’ equity under Venezuelan GAAP	3,356,385	3,150,772
U.S. GAAP adjustments for:
Capitalized interest	125,100	138,027
Investment in Intelsat	—	(8,343)
Pension Plan and special termination benefits and curtailment	150,732	151,596
Deferred income taxes:
(Provision) benefit	(23,977)	11,851
Gain from net monetary position	70,599	55,395

Total stockholders’ equity under U.S. GAAP	3,678,839	3,499,298

Net Income and Shareholder’s Equity under U.S. GAAP as of and for the year ended December 31, 2001 have been restated to reflect the change in accounting for airtime credits to wireless customers and the consolidation of employees award fund, as described in note 5—Restatement of 2000 and 2001 Financial Statements (b) Accounting for Airtime Credits to Wireless Customers and (c) Accounting for Employee Benefits Fund. For 2001, as a result of this restatement, net income decreased by Bs. 12,818, net of a deferred tax of Bs. 6,576 and stockholders’ equity decreased by Bs. 5,306.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a reconciliation of equity at December 31, 2001 to December 31, 2002 based on amounts determined in accordance with U.S. GAAP:

Stockholders’ equity under U.S. GAAP at December 31, 2001	3,678,839
Net income under U.S. GAAP	101,261
Dividends declared and paid	(276,257)
Purchase of shares for employees, net	(7,004)
Cumulative translation and unrealized gain (loss) on securities	2,459

Stockholders’ equity under U.S. GAAP at December 31, 2002	3,499,298

The above reconciliations include all material differences between Venezuelan GAAP and U.S. GAAP.

26. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP:

a. Disclosures about pensions and other post-retirement benefits

In February 1998, the FASB issued Statement of Financial Accounting Standard No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (SFAS 132) which revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other post-retirement benefit plan.

The following tables provide a reconciliation of the changes in the plans benefit obligations and fair value of plan assets for the years ending December 31, 2001 and 2002, and a statement of funded status as of December 2001 and 2002:

	Pension Benefits		Other Benefits
	2001	2002	2001	2002
Reconciliation of benefit obligation:
Benefit obligation at January 1	431,355	512,206	362,762	388,917
Service cost	13,063	16,265	4,364	4,594
Interest cost	28,929	30,012	25,616	26,129
Benefits payments	(54,145)	(47,359)	(25,470)	(27,399)
Actuarial (gain) loss	80,946	(29,523)	4,421	38,516
Curtailment	(49,321)	—	(4,976)	—
Special termination benefits	61,379	—	22,200	—

Benefit obligation at December 31	512,206	481,601	388,917	430,757

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	172,769	149,818	—	—
Contributions	34,040	142,113	—	—
Benefit payments	(54,145)	(47,359)	—	—
Actual return on plan assets	(2,846)	60,866	—	—

Fair value of plan assets at December 31	149,818	305,438	—	—

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits		Other Benefits
	2001	2002	2001	2002
Funded status:
Funded status at December 31	362,388	176,167	388,917	430,757
Unrecognized transition obligation	(4,720)	(3,535)	—	—
Unrecognized prior service cost	65,171	56,121	—	—
Unrecognized net loss	(147,669)	(63,747)	(90,557)	(123,357)

Accrued benefit cost	275,170	165,006	298,360	307,400

For benefits other than pensions a one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point Increase		1% Point Decrease
	2001	2002	2001	2002
Effect on total of service and interest cost components	3,493	3,051	(2,914)	(2,541)
Effect on post-retirement benefit obligation as of December 31	43,882	48,223	(36,995)	(40,709)

The following table provides the components of net periodic benefit cost for the plans for the years ending December 31, 2001 and 2002:

	Pension Benefits		Other Benefits
	2001	2002	2001	2002
Components of net periodic benefit cost:
Service cost	13,063	16,265	4,364	4,594
Interest cost	28,929	30,012	25,616	26,129
Expected return on assets	(12,501)	(11,610)	—	—
Amortization of:
Transition obligation	1,184	1,185	—	—
Prior service cost	(9,047)	(9,051)	—	—
Net loss	1,254	5,152	5,829	5,714

Net periodic benefit cost	22,882	31,953	35,809	36,437

The work force reduction program completed in 2001 (see Note 22—Work force reduction charge) resulted in a net expense of Bs. 25,179 and Bs. 22,202 for pension and other post-retirement benefits, respectively, derived from additional termination benefits and curtailment.

The assumptions used in the measurement of the Company’s benefit obligation are shown in the following table:

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits		Other Benefits
	2001	2002	2001	2002
Weighted-average assumptions as of December 31:
Discount rate	7%	7%	7%	7%
Expected return on assets	9%	9%	9%	9%
Rate of compensation increase	2%	2%	2%	2%

These assumptions represent estimates of real rates of interest, compensation increases and health care cost trend rate increases rather than nominal rates.

b. Income and other taxes

The (benefit) provision for income taxes for the years ended December 31, in accordance with SFAS 109 is as follows:

	2000	2001	2002
Current	52,196	56,454	23,481
Deferred	(85,025)	33,841	(35,828)

	(32,829)	90,295	(12,347)

The components of deferred income tax liabilities (assets) for the years ended December 31 are as follows:

	2001	2002
Current deferred income taxes:
Allowance for doubtful accounts	(21,253)	(19,099)
Concession tax	(24,544)	(18,479)
Amounts payable to shareholders	(3,216)	(1,994)
Early retirement program	(344)	(1,020)
Accounts not deductible until paid	(19,583)	(20,710)
Investment tax credits	(39,677)	(26,415)
Other (not individually significant)	(10,779)	(13,298)

Total	(119,396)	(101,015)
Non current deferred income taxes:
Capitalized labor, interest and related overhead	260,015	194,386
Pension expense	(93,557)	(56,101)
Post-retirement benefit expense	(101,444)	(104,516)

Total	65,014	33,769

	(54,382)	(67,246)
Valuation allowance	7,760	—

Total deferred tax	(46,622)	(67,246)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total income taxes are different than the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

	2000	%	2001	%	2002	%
(Loss) Income before income taxes and cumulative effect of accounting change	(71,469)		139,258		88,914
Statutory income tax rate	34%		34%		34%

Tax provision at statutory income tax rate	(24,299)	34.0	47,348	34.0	30,231	34.0
Non taxable book inflation adjustment	221,643	(310.1)	231,744	166.4	127,078	142.9
Investment tax credits	(64,025)	89.9	(26,532)	(19.1)	(35,909)	(40.4)
Tax inflation adjustment	(165,911)	232.4	(160,826)	(115.5)	(123,584)	(139.0)
Valuation allowance	—	—	—	—	(6,679)	(7.5)
Other	(237)	(0.3)	(1,439)	(1.0)	(3,484)	(3.9)

	(32,829)	45.9	90,295	64.8	(12,347)	(13.9)

c. Fair value of financial instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate fair value due to their short maturities. Fair value of total debt is estimated in Bs. 407,667.

d. Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), establishes a new accounting and reporting model for derivatives and hedging activities. The Company currently does not engage in hedging activities and has no derivative instruments, as there is no substantive organized market for financial instruments and derivatives in Venezuela. The adoption of SFAS 133 did not have a significant impact on CANTV’s financial statements.

e. New accounting pronouncements adopted during 2002

In June 2001, the FASB issued SFAS 141 and 142 entitled “Business Combinations” and “Goodwill and other Intangible Assets”, respectively. SFAS 141, among other things, eliminates the pooling of interests method of accounting for business combinations entered into after June 30, 2001. The Company did not engage in any business combination during 2001. With the adoption of SFAS 141, goodwill will no longer be subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill will be recognized as an extraordinary gain at the time of the business combination. SFAS 142 became effective for financial statements of fiscal years beginning after December 15, 2001. The Company has determined that it does not have any intangible assets that have an indefinite life. Adoption of SFAS 141 did not have a significant impact on the Company’s consolidated financial statements.

In August 2001, FASB issued SFAS 144 entitled “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 will be effective for financial statements of fiscal years beginning after December 15, 2001, and the Company adopted this new standard in 2002. SFAS 144 supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, although it retains the fundamental provisions of SFAS 121. SFAS 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidation for a temporarily controlled subsidiary. Adoption of SFAS 144 did not have a significant impact on the Company’s consolidated financial statements.

f. Recently issued accounting pronouncements

In June 2001, the FASB issued SFAS 143 entitled “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements of fiscal years beginning after June 15, 2002 and the Company plans to adopt this new standard in 2003. Adoption of SFAS 143 will not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

On April 30, 2002, the FASB issued SFAS 145 entitled “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. Among other amendments and revisions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. SFAS 145 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS 146 entitled “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the Company.

In December 2002, the FASB issued SFAS 148 entitled “Accounting for Stock-Based Compensation -Transition and Disclosure an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company has no current plan to change the fair value method of accounting for stock-based compensation under SFAS123 and does not therefore intend to apply the transition provisions of SFAS 148.

In April 2003 the FASB issued SFAS 149 entitled “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities”. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45 entitled “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and (4) amends certain other existing

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. SFAS 149 should be applied prospectively. The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

In May 2003 the FASB issued SFAS 150 entitled “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position and affects an issuer’s accounting for (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, (2) instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, or (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

FASB Interpretation No. 45 entitled “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures.

In January 2003, the FASB issued FASB Interpretation 46 entitled “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. The Company is currently evaluating the adoption of these pronouncements will have on our results of operations and financial position.

27. SUBSEQUENT EVENTS—EXCHANGE CONTROLS:

Effective January 21, 2003, the Venezuelan Government and the Central Bank of Venezuela agreed to suspend the trading of foreign currencies in the country during five business days, as published in the Official Gazette No. 37,614. On January 27, 2003, the Venezuelan

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government and the Central Bank of Venezuela agreed to defer such suspension until February 5, 2003, as published in the Official Gazette No. 37,618.

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela entered into agreements that established the Foreign Currency Management Regime and the exchange rate applicable to transactions set forth in such agreements. Such agreements provide for the following:

a) The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon.

b) Such agreements provide for the incorporation of the Foreign Currency Management Commission (CADIVI) that will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the agreement.

c) The exchange rates applicable from the effectiveness of such agreements are Bs. 1,596 per US$1.00 for purchase and Bs. 1,600 per US$1.00 for sale.

As of the issuance date of these financial statements, the agreements referred to above do not define the limitations, requisites and terms that will rule the acquisition and supply of foreign currencies and the payment of foreign currency debts contracted by the private sector to the date of suspension of trading of foreign currencies.

On the same date, the Venezuelan Presidency issued Decree N° 2,303 that provides for the functions of CADIVI and the Standards for the Management and Control of Foreign Currencies. As provided by such decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on the CADIVI’s opinion and the budget for foreign currency that will be prepared under the application of the exchange agreement. Such decree also establishes that the acquisition of foreign currencies will be subjected to the prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documents and other requisites to be established by CADIVI.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

By:	/S/ ARMANDO R. YAÑES
Name: Armando R. Yañes
Title: General Manager, Chief Financial Officer

June 30, 2003

CERTIFICATION

I, Gustavo Roosen, certify that:

1.	I have reviewed this annual report on Form 20-F of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/S/ GUSTAVO ROOSEN
Gustavo Roosen Chief Executive Officer

CERTIFICATION

I, Armando R. Yañes, certify that:

1.	I have reviewed this annual report on Form 20-F of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/S/ ARMANDO R. YAÑES
Armando R. Yañes Chief Financial Officer