Form 20-F
period 2003-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2004-06-29
CIK 1025862

INTRODUCTION

As used in this Form 20-F, unless the content otherwise requires, the “Company” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and its consolidated subsidiaries, and “CANTV” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “bolivars” or “Bs.” are to Venezuelan bolívares, the legal tender currency of the Bolivarian Republic of Venezuela (“Venezuela”). References to access “lines in service” are to lines billed. References to “minutes of use” are to billed minutes of use excluding free minutes offered under certain calling plans.

The Company prepares its financial statements in constant bolivars and in conformity with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”). Venezuelan GAAP differs in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 23 to the Audited Consolidated Financial Statements of the Company as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (the “Audited Financial Statements”) also included in this Form 20-F for a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under Venezuelan GAAP for the years ended December 31, 2001, 2002 and 2003 and total shareholders’ equity as of December 31, 2002 and 2003.

The Venezuelan GAAP financial information of the Company for the years 2000 and 2001 presented herein were restated in 2002 to reflect the adoption of International Accounting Standard No. 19 “Employee Benefits” (“IAS-19”) retroactively since 1999. The Venezuelan GAAP and U.S. GAAP financial information of the Company for the year 2001 presented herein were restated in 2002 to reflect an adjustment to revenues in respect of airtime credits granted to wireless customers in 2002. In addition, the Company restated in 2002 the Venezuelan GAAP financial information for all years prior to 2002 presented herein to reflect the change in accounting treatment of shares held in trust for distribution in the form of awards to employees. All of these restatements were previously reported in the Form 20-F for the fiscal year ended December 31, 2002.

Pursuant to Venezuelan GAAP, financial data regarding the Company have been adjusted to reflect the effects of inflation using the Índice General de Precios al Consumidor del Área Metropolitana de Caracas (Index of Consumer Prices of the Caracas Metropolitan Area) (the “Consumer Price Index” or “CPI”) published by the Banco Central de Venezuela (the “Central Bank of Venezuela” or “BCV”). See Note 4(c) to the Audited Financial Statements. Unless otherwise specified, financial data regarding the Company is presented in this Form 20-F in constant bolivars as of December 31, 2003. Although the restatement of nominal bolivar amounts into constant bolivar amounts lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this Form 20-F to amounts in “nominal” bolivars or “historical” bolivars are to bolivars that have not been adjusted for inflation. As indicated in this Form 20-F, the rates the Company charges for certain telephone services are subject to regulation including adjustments to reflect expected inflation using the Índice de Precios al Mayor (the “Wholesale Price Index” or “WPI”) published by the Central Bank of Venezuela and the expected devaluation of the bolivar against the U.S. dollar.

For the convenience of the reader, this Form 20-F contains translations of certain constant bolivar amounts into U.S. dollars at the average daily exchange rate announced by the Central Bank of Venezuela (the “Daily Exchange Rate”) on December 31, 2003 (unless otherwise specified), which was Bs. 1,600.00 = $1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into U.S. dollars or bolivars, as the case may be, at such rate or at any other rate. The translation of amounts expressed in nominal or constant bolivars as of a specified date by the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating nominal or constant bolivars as of another specified date.

On January 21, 2003, the Government of Venezuela (the “Government”) suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading. Pursuant to the new exchange controls regime, the official selling exchange rate was fixed at Bs. 1,600 per U.S.$1. On February 6, 2004, the Government changed the official exchange rate to Bs. 1,920 per U.S.$1, which may be subject to further revision and adjustment by the Central Bank of Venezuela. There is a parallel market in which the exchange rate of bolivars per U.S. dollar ranges from Bs. 2,500 to Bs. 3,000. See “Item 3. Key Information — Risk Factors — Exchange Controls and Currency Devaluation” and “Item 10. Additional Information — Exchange Controls.”

Operational data regarding the Company contained in this Form 20-F are presented as of December 31, 2003, unless otherwise stated.

Neither the Government nor private independent sources publish definitive data regarding the telecommunications market in Venezuela. However, certain Government entities have published statistics on wireless service competitors, which the Company has used in computing the market share data relating to such competitors. Additional data, including population data, were obtained from third-party sources. The management of the Company believes that estimates, to the extent they are contained in this Form 20-F and which are based on internal data, are reliable but have not been confirmed by independent sources.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table presents selected financial information for each of the years in the five-year period ended December 31, 2003 and should be read in conjunction with and is qualified in its entirety by reference to the Audited Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F. The Company’s Audited Financial Statements have been prepared in accordance with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant bolivars as of December 31, 2003. See “Item 5. Operating and Financial Review and Prospects — Introduction” and Note 4(c) to the Audited Financial Statements for a discussion of the methodology used to prepare the constant bolivar financial statements. Note 23 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and total shareholders’ equity as of December 31, 2002 and 2003.

	Year Ended December 31,
	1999 (1)	2000 (1)(2)	2001 (1)(3)(4)	2002 (1)	2003 (1)	2003 (5)
	(in millions, except per share and per ADS data)
Income Statement Data:
Venezuelan GAAP: (6)
Wireline services	Bs. 3,464,026	Bs. 3,336,724	Bs. 3,031,624	Bs. 2,568,916	Bs. 2,285,892	$1,429
Wireless services	614,432	559,806	658,055	725,373	783,288	490
Other telecommunications-related services	82,113	86,477	92,707	110,174	122,090	76

Total operating revenues	4,160,571	3,983,007	3,782,386	3,404,463	3,191,270	1,995
Operating expenses	(3,849,130)	(3,949,864)	(3,531,547)	(3,268,875)	(3,070,845)	(1,920)

Operating income	311,441	33,143	250,839	135,588	120,425	75
Other expenses, net	(77,634)	(66,168)	(40,433)	(19,948)	(54,537)	(34)

Income (loss) before income taxes and cumulative effect of accounting change	233,807	(33,025)	210,406	115,640	65,888	41
Income tax provision	29,001	66,333	71,744	29,841	35,592	22

Income (loss) before cumulative effect of accounting change, net of tax	204,806	(99,358)	138,662	85,799	30,296	19
Cumulative effect of accounting change	—	(75,863)	—	—	—	—
Minority interest (7)	(444)	240	(304)	(846)	(524)	—

Net income (loss)	Bs. 204,362	Bs. (174,981)	Bs. 138,358	Bs. 84,953	Bs. 29,772	$19

Earnings (loss) per share before cumulative effect of accounting change	206.41	(105.37)	153.19	110.54	39.04	0.02
Earnings (loss) per ADS before cumulative effect of accounting change	1,444.87	(737.62)	1,072.35	773.76	273.29	0.17
Earnings (loss) per share	205.96	(185.58)	152.86	109.45	38.37	0.02
Earnings (loss) per ADS	1,441.74	(1,299.04)	1,070.00	766.13	268.56	0.17
Basic and diluted earnings (loss) per share (8)	205.96	(185.58)	152.86	109.45	38.37	0.02
Basic and diluted earnings (loss) per ADS (8)	1,441.74	(1,299.04)	1,070.00	766.13	268.56	0.17
Cash dividends declared per share (9)	132.54	123.68	115.44	242.72	71.00	0.04
Cash dividends declared per ADS (9)	927.78	865.76	808.08	1,699.04	497.00	0.28
Extraordinary cash dividends declared per share (9)	212.38	—	881.23	209.69	350.00	0.22
Extraordinary cash dividends declared per ADS (9)	1,486.66	—	6,168.61	1,467.83	2,450.00	1.54
Average shares outstanding (10)	992.23	942.90	905.15	776.20	776.00	776.00

	Year Ended December 31,
	1999 (1)	2000 (1)(2)	2001 (1)(3)(4)	2002 (1)	2003 (1)	2003 (5)
	(in millions, except per share and per ADS data)
U.S. GAAP:
Total operating revenues	Bs. 4,160,571	Bs. 3,983,007	Bs. 3,782,386	Bs. 3,404,463	Bs. 3,191,270	$1,995
Operating income	296,737	39,184	219,778	136,686	110,416	69
Net income (loss)	370,533	(49,105)	62,224	128,688	9,948	6
Net income (loss) per share	373.43	(52.08)	68.74	165.79	12.82	0.01
Net income (loss) per ADS	2,614.04	(364.55)	481.21	1,160.55	89.74	0.05
Cash dividends declared per share (9)	132.54	123.68	115.44	242.72	71.00	0.04
Cash dividends declared per ADS (9)	927.78	865.76	808.08	1,699.04	497.00	0.28
Extraordinary cash dividends declared per share (9)	212.38	—	881.23	209.69	350.00	0.22
Extraordinary cash dividends declared per ADS (9)	1,486.66	—	6,168.61	1,467.83	2,450.00	1.54
Average shares outstanding (10)	992.23	942.90	905.15	776.20	776.00	776.00

(1)	Bolivar amounts are in constant bolivars as of December 31, 2003.
(2)	Year 2000 data includes a workforce reduction charge of Bs. 206.6 billion or approximately $129 million related to a workforce reduction program. See “Item 5. Operating and Financial Review and Prospects.”
(3)	In 2001, the Company recorded a one-time charge of Bs. 43.5 billion (approximately $27 million) in Venezuelan GAAP, and Bs. 60.2 billion (approximately $38 million) in U.S. GAAP, for special termination benefits, related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. See “Item 5. Operating and Financial Review and Prospects.”
(4)	Consolidated financial statements as of December 31, 2001 were restated in 2002 in order to reflect an accounting change related to a promotion for cellular subscribers, which resulted in a net reduction to revenues, operating income and net income of Bs. 24.7 billion.
(5)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,600.00 = $1.00, the official Daily Exchange Rate on December 31, 2003. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all. See “— Exchange Rates.”
(6)	Venezuelan GAAP financial information was restated in 2002 to reflect the adoption of IAS-19 retroactively from 2001 to 1999. Venezuelan GAAP and U.S. GAAP financial information for 2001 was restated to reflect the change in accounting treatment adopted for the promotion for cellular subscribers in 2002. These restatements resulted in changes to reported operating expenses; operating income; other expenses, net; and net income. The Venezuelan GAAP financial information for all years presented herein has also been restated to reflect a change in accounting for shares held in trust to be distributed in the form of awards to workers. These shares are treated as a reduction to shareholders’ equity and the trust that held such shares has been consolidated with the Company. All of these restatements were previously reported in Form 20-F for the fiscal year ended December 31, 2002.
(7)	Minority Shareholders’ Interest represents the equity loss (income) in consolidated subsidiaries that are not wholly owned. CANTV owns 80% of Caveguías, and owned 51% of Altair until May 2002, when it acquired the remaining 49%.
(8)	During the periods presented, there were no common stock equivalents having a dilutive effect.
(9)	In 1999, the Company declared and paid an ordinary dividend and an extraordinary dividend. Ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 55.33 and Bs. 387.31, respectively, or $0.09 and $0.63, respectively. Extraordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 100 and Bs. 700, respectively, or $0.15 and $1.05, respectively. In 2000, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 60 and Bs. 420, respectively, or $0.09 and $0.63, respectively. On March 27, 2001, the Company declared an ordinary cash dividend of Bs. 63 per share and Bs. 441 per ADS, or $0.09 per share and $0.62 per ADS. This dividend was paid on April 6, 2001. On October 24, 2001, the Company declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS payable in two installments. The first payment of Bs. 284 per share and Bs. 1,988 per ADS equivalent to $0.38 per share and $2.66 per ADS, respectively, was made on December 10, 2001. The second payment of Bs. 236 per share and Bs. 1,652 per ADS equivalent to $0.26 per share and $1.82 per ADS, respectively, was made on March 18, 2002. On March 22, 2002, the Company declared an ordinary cash dividend of Bs. 41.60 per share and Bs. 291.20 per ADS, equivalent to $0.03 per share and $0.21 per ADS. This dividend was paid on June 6, 2002. On December 10, 2002, the Company declared an extraordinary dividend of Bs. 165 per share and Bs. 1,155 per ADS equivalent to $0.12 per share and $0.84 per ADS. The Company also declared the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share and Bs. 980 per ADS equivalent to $0.10 per share and $0.70 per ADS. On March 28, 2003, the Company declared an ordinary cash dividend of Bs. 71 per share and Bs. 497 per ADS, equivalent to $0.04 per share and $0.28 per ADS. This dividend was paid on April 23, 2003. On December 2, 2003, the Company declared an extraordinary dividend of Bs. 350 per share and Bs. 2,450 per ADS equivalent to $0.22 per share and $1.54 per ADS. This dividend was paid on December 19, 2003. Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date. See “— Risk Factors — Exchange Controls and Currency Devaluation” and “Item 10. Additional Information — Exchange Controls.”
(10)	The average shares outstanding do not include shares held by the Company for distribution to employees in the form of awards.

	As of December 31,
	1999 (1)	2000 (1)	2001 (1)(2)	2002 (1)	2003 (1)	2003 (3)
	(in millions, except per share and per ADS data)
Balance Sheet Data:
Venezuelan GAAP: (2)
Working capital	Bs. 769,868	Bs. 554,498	Bs. (241,652)	Bs. 38,205	Bs. 283,490	$177
Property, plant and equipment, net	6,619,253	6,050,877	5,171,690	4,574,507	3,738,347	2,336
Total assets	9,141,161	8,624,853	7,095,490	6,583,212	5,683,395	3,552
Total indebtedness	839,157	743,059	602,327	514,446	384,144	240
Capital stock	2,726,020	2,528,020	2,151,302	2,151,302	2,151,302	1,345
Total shareholders’ equity (4)	6,348,845	5,654,922	4,265,435	4,004,134	3,691,680	2,307

U.S. GAAP:
Property, plant and equipment, net	Bs. 6,748,504	Bs. 6,199,366	Bs. 5,330,673	Bs. 4,749,918	Bs. 3,913,874	$2,446
Capital stock	2,658,922	2,460,921	2,084,204	2,151,302	2,151,302	1,345
Total assets	9,227,010	8,825,519	7,313,721	6,844,082	5,934,450	3,709
Total shareholders’ equity (4)	6,708,893	6,140,841	4,675,223	4,447,055	4,125,380	2,578

(1)	Bolivar amounts are in constant bolivars as of December 31, 2003.
(2)	Venezuelan GAAP financial information was restated in 2002 to reflect the adoption of IAS-19 retroactively from 2001 to 1999. Venezuelan GAAP and U.S. GAAP financial information for 2001 was restated in 2002 to reflect the change in accounting treatment adopted for the promotion for cellular subscribers in 2002. These restatements resulted in changes to reported operating expenses; operating income; other expenses, net; and net income. The Venezuelan GAAP financial information for all years presented herein prior to 2002 were restated in 2002 to reflect a change in accounting for shares held in trust to be distributed in the form of awards to employees. These shares are treated as a reduction to shareholders’ equity and the trust that held them has been consolidated with the Company.
(3)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,600.00 = $1.00, the official Daily Exchange Rate on December 31, 2003. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See “ — Exchange Rates.”
(4)	Shareholders’ equity and net assets are interchangeable. The reduction in total shareholders’ equity for 2001 was primarily due to repurchased shares of Bs. 750.5 billion.

	Year Ended December 31,
	1999	2000	2001	2002	2003
Inflation and Devaluation Data:
Increase in Consumer Price Index	20.0%	13.4%	12.3%	31.2%	27.1%
Increase in Wholesale Price Index	13.6%	14.1%	11.2%	37.9%	53.1%
Rate of bolivar devaluation	14.9%	7.8%	8.3%	85.1%	14.0%

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding as of December 31, 1999, 2000, 2001, 2002 and 2003 under Venezuelan GAAP were 992,229,000; 942,903,329; 905,150,957; 776,201,812 and 775,997,457, respectively. Shares held in trust for distribution to employees in the form of awards have been deducted from shareholders’ equity, and are not included in the calculation of average shares outstanding.

Exchange Rates

The following table sets forth the high, low, average and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as bolivars per U.S. dollar concerning bolivar/U.S. dollar exchange rates for the years 1999, 2000, 2001, 2002 and 2003, each of the last three months of 2003 and each of the first six months of 2004 (through June 29):

Year Ended December 31,	High (1)	Low (1)	Average (2)	End of Year (3)
1999	649.25	573.75	609.41	649.25
2000	700.50	655.75	682.41	700.50
2001	758.00	701.25	726.55	758.00
2002	1,473.00	766.20	1,200.00	1,390.50
2003	1,923.50	1,600.00	1,626.96	1,600.00

Monthly	High (4)	Low (4)	Average (5)	End of Month (6)
Year 2003
October	1,600.00	1,600.00	1,600.00	1,600.00
November	1,600.00	1,600.00	1,600.00	1,600.00
December	1,600.00	1,600.00	1,600.00	1,600.00

Year 2004
January	1,600.00	1,600.00	1,600.00	1,600.00
February (7)	1,920.00	1,600.00	1,818.95	1,920.00
March	1,920.00	1,920.00	1,920.00	1,920.00
April	1,920.00	1,920.00	1,920.00	1,920.00
May	1,920.00	1,920.00	1,920.00	1,920.00
June (8)	1,920.00	1,920.00	1,920.00	1,920.00

(1)	The highest and lowest of the Noon Buying Rates for the bolivar per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Pursuant to the Government controls on foreign exchange adopted in February 2003, the official selling exchange rate has been modified to Bs. 1,920 per U.S. dollar effective February 6, 2004, and may be subject to periodic revision and adjustment by the Central Bank of Venezuela.
(8)	Through June 29, 2004.

On June 29, 2004, the Noon Buying Rate was Bs. 1,920.00 = $1.00 (equivalent to Bs. 1.00 = $0.00052).

The Company’s financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading and established an official exchange rate of Bs. 1,600 per U.S. dollar. The new rules restrict the access of companies and individuals to foreign currency. On February 6, 2004, the Government changed the official exchange rate to Bs. 1,920 per U.S. dollar, which may be subject to periodic revision and adjustment by the Central Bank of Venezuela. As of June 29, 2004, foreign exchange activities have not been fully normalized and approval requests for foreign currency exchange are still limited. There is a parallel market in which the exchange rate of bolivars per U.S. dollar ranges from Bs. 2,500 to Bs. 3,000. See “Risk Factors — Exchange Controls and Currency Devaluation” and “Item 10. Additional Information — Exchange Controls.”

For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates as well as exchange controls on the Company, its results of operations and financial condition and on the market price, liquidity of, and return on investment on the American Depository Shares (the “ADSs”) and the Class D Shares, see “Item 5. Operating and Financial Review and Prospects.”

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to Venezuela

Venezuelan Political Risk

All of the Company’s businesses are conducted in Venezuela. The Company’s operational and financial results have been, and are expected to continue to be, generally affected by economic variables such as growth, inflation, exchange rates and exchange controls, interest rates, taxation, price controls and by political factors such as changes in Venezuela’s Government, leadership and economic policy. Venezuela has had democratically elected governments since 1958. However, in 1992 there were coup attempts to overthrow the Government which were quickly suppressed by military and civil forces. In May 1993, the Venezuelan Senate voted to authorize impeachment proceedings against then-President Carlos Andrés Pérez. The current President, Hugo Chávez Frías, who led one of the 1992 coup attempts, was democratically elected in December 1998 and took office in February 1999. In April 2002, after growing protests, President Chávez was himself overthrown before being reinstated after three days on April 14, 2002. In the months following the return of President Chávez there was an escalation in public protests against the Government that led to a nationwide general strike during December 2002 and January 2003 that has significantly affected the performance of Venezuela’s economy to the present.

Since taking office, the government of President Chávez has implemented significant political changes. The Chávez administration convened the Asamblea Nacional Constituyente (National Constituent Assembly) for the purpose of enacting a new Venezuelan Constitution, which became effective on December 30, 1999, and provided for a new authority denominated “Citizen Power” under the Government in addition to the President, National Assembly (formerly the National Congress) and Supreme Court. On July 30, 2000, President Chávez was re-elected and his political party, Movimiento Quinta República (the Fifth Republic Movement) (“MVR”), won 77 of 165 seats in the National Assembly. President Chávez’s government has relied heavily on his connection with the Venezuelan armed forces. Military personnel have been appointed to traditionally non-military roles, including the presidencies of the major state-owned corporations, Petróleos de Venezuela, S.A. (“PDVSA”), CITGO Petroleum Corporation and Corporación Venezolana de Guayana (“CVG”). In August 2000, President Chávez announced plans for economic reform, designed to promote private investment and economic growth, which had a moderate positive impact on the economy. In November 2000, the National Constituent Assembly passed the Ley Habilitante (the “Enabling Law”), which allowed President Chávez to enact laws by decree for a one-year period.

On November 13, 2001, President Chávez enacted 49 laws under the Enabling Law, including the Hydrocarbons Law, Land and Agricultural Development Law, Fishing and Aquaculture Law, Coastal Zones Law, General Banking and other Financial Institutions Law, Partial Reform of Auction Law and the Statute of Public Function Law. Governability has subsequently deteriorated. The enactment of these laws was questioned by La Federación Venezolana de Cámaras y Asociaciones de Comercio y Producción (The Venezuelan Federation Chambers and Associations of Commerce and Production) (“Fedecámaras”), the leading federation of trade and industry organizations, who criticized, first, that the enactment did not satisfy the consultative requirements of the Organic Law of Public Administration and the National Constitution of 1999, and second, their strong State-interventionist orientation. These laws were considered to adversely affect private and foreign investment as well as property rights. This was a key factor in the public protests and mobilizations that followed in late 2001 and early 2002.

Some sectors petitioned the Supreme Court for partial or total nullification of the laws passed under the Enabling Law. La Federación Nacional de Ganaderos (The National Federation of Cattle Producers) (“Fedenaga”) filed a request for a nullification order against the Land and Agricultural Development Law, while Fedecámaras filed against all of the laws approved under the Enabling Law. Acción Democrática (“Democratic Action”), an opposition political party, requested a vacatio legis (an extension of the time period between the enactment of a law and the date on which it becomes effective) for all the laws. After due consideration, the National Constituent Assembly established a forum to discuss all the proposed reforms to these laws.

On December 10, 2001, Fedecámaras organized a one-day national strike that received the support of all the important business sectors of the country (banking, commerce and industry) and paralyzed all commercial activity. Discontent and dissidence against the Government reflected not only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasing confrontations with key institutions, such as the Catholic Church, the media, and the Confederación de Trabajadores de Venezuela (Venezuelan Workers’ Confederation) (“CTV”), the largest union organization.

Oil industry personnel, who rejected the Government’s appointment of a new PDVSA Board of Directors, participated in a work slowdown in late February 2002, and began a strike on April 4, 2002. On April 9, 2002, leaders of the CTV and Fedecámaras, with strong support from opposition political organizations, joined PDVSA workers, calling for a general strike that lasted three days and culminated on April 11, 2002, with a massive opposition march in Caracas. This march ended in violent confrontations between government supporters and opponents resulting in 17 deaths and a large number of wounded. This event prompted dissident officers of the Fuerzas Armadas Nacionales (National Armed Forces) (“FAN”) to intervene and caused the temporary removal of President Chávez. President Chávez was reinstated after three days of institutional uncertainty; in a conciliatory move, he dissolved the controversial, recently installed Board of Directors of PDVSA.

In response to the country’s political crisis, the Government decided in July 2002 to invite the Organization of American States (“OAS”), the Carter Center, and the United Nations Development Program (“UNDP”) to act as facilitators in negotiations between the Government and the political opposition. To this end, the Negotiation and Agreement Round Table (the “Round Table”) was created on November 8, 2002, composed of six government representatives and six representatives of the Coordinadora Democrática (the “Democratic Coordinator”), an anti-government alliance. OAS General Secretary César Gaviria acted as international facilitator. The Round Table’s main objectives were to seek an agreement to resolve the country’s political crisis through elections and to achieve consensus on strengthening the electoral system, disarming the civil population, and creating a “Truth Commission” to investigate the tragic events of April 11, 2002. A tripartite technical group was also formed, comprised of the OAS, the Carter Center, and the UNDP, whose task was to provide technical support to the facilitator and supervise the fulfillment of any agreement. In addition, the creation of a “Group of Friends” (Spain, Portugal, the United States, Chile, Mexico and Brazil) was also intended to strengthen the active role of the international participants. Negotiations proved fruitless and no agreement was reached in 2002.

On December 2, 2002, Fedecámaras, the CTV, and most of the opposition political forces organized under the Democratic Coordinator called another general strike. Its main goal was to force the President to resign or to achieve an electoral solution. A significant part of the oil industry’s personnel joined the strike, resulting in a suspension of oil exports and shortages of gasoline and household gas in the domestic market. There was also a substantial paralysis of the non-oil sector. The general strike lasted two months, and had a deep political, economic and social impact. During the months following the end of the general strike the opposition weakened because of its failure to achieve any of its objectives, while President Chávez was unwilling to consider any demand that threatened his office. The Executive dismissed approximately 18,000 oil industry workers who had participated in the strike and slowdown-related activities and appointed a new Board of Directors for PDVSA.

On February 18, 2003, after some months of meetings and debates, the Government and the opposition representatives at the Round Table signed their first agreement of “Declaration Against Violence.” On May 29, 2003, the Round Table members signed an agreement to resolve the political stalemate through a democratic, peaceful, constitutional and electoral process in accordance with the Venezuelan Constitution, through Article 72 which provides for the possibility to revoke the mandate (given sufficient supporting signatures) of all elected authorities (including the President) at the end of the first half of their term in office.

President Chávez completed his mid-term on August 19, 2003. As a result, a recall referendum was possible under the Constitution and could be lawfully organized after that date. A minimum of 2.4 million signatures representing 20% of the total number of registered voters was required to initiate the recall referendum. On September 29, 2003, the Consejo Nacional Electoral (National Electoral Council) (the “CNE”) received requests for recalls against the President and 70 parliamentary members (34 from the Government and 36 from the opposition). Two months later, between the end of November and the beginning of December of 2003, the process of collecting signatures to activate these recalls developed peacefully.

After completing the first phase of signature verification, on March 2, 2004, the CNE made its preliminary announcements. Out of the 3.1 million signatures submitted to the CNE for the Presidential recall process, 1.8 million were accepted as valid, 378,000 were deemed invalid (persons not included on the electoral register, errors in the schedules, related documents and others) and 876,000 were deemed subject to a confirmation process where the participants were required to validate their signatures. The argument made by the CNE to select this group of signatures for the “repair phase” was that the data — not the signatures and fingerprints, but the related names, surnames and identification numbers — were handwritten by the same person, which the CNE had supposedly prohibited the collection agents from doing.

The opposition expressed their disagreement with the criteria used by the CNE to validate the signatures. This position was supported by the OAS and the Carter Center observers as they disagreed with the decision of the CNE. The CNE’s position sparked opposition protests, some of which were suppressed by the National Guard, one of the bodies of the National Armed Forces.

The validation of the signatures was referred to the Supreme Court, consisting of the Electoral Court and the Constitutional Court. The Electoral Court had ruled that the signatures subject to ratification were valid, and resolved that the CNE should begin the Presidential recall referendum. However, the Constitutional Court overruled the Electoral Court’s decision.

The Democratic Coordinator decided to go to the “repairing phase” signatures at the end of May 2004. If the opposition manages to submit the valid signatures, the CNE is required under the Constitution to begin the referendum against the President before August 19, 2004. If President Chávez loses the recall referendum, general presidential elections would be held 30 days later. The referendum could also take place after August 19, 2004 (under the assumption that the “repairing phase” signatures are ratified) if delays arise during the process. If the referendum is delayed and Chávez is defeated, the Constitution stipulates that the Vice President will remain in charge until 2006. This outcome would almost certainly lead to a continuation of Chávez’s policies and would mean that the opposition would be forced to wait until 2006 for the next presidential elections.

On February 26, 2004, CANTV, Bitza Software R&D, C.A. and Smartmatic Corporation entered into an agreement to create a consortium to provide services to the CNE for the automation of the processes related to the probable referendum and elections during 2004. Under this agreement, CANTV will provide the telecommunications services required to deliver the information from the voting machines to the CNE, as well as personnel for the operation of the voting machines in all the automated voting centers, transcription of the elections returns, and technical support. See “Item 8 — Financial information — Other Financial Information — Subsequent Events.”

On May 19, 2004, the new Supreme Court Law was passed and published in the Official Gazette of Venezuela No. 37,942. Under this law, the Supreme Court expands its members from 20 to 32 justices. The justices will be designated by single-majority vote of the National Assembly. This law also gives the National Assembly the power to nullify existing justices’ appointments to the bench. The National Assembly has announced the intention to designate the 12 new justices and remove sitting justices by July 2004.

During 2003 the President’s popularity averaged 38%, according to Alfredo Keller and Associates (a private survey consultant), and increased 4 basis points in the last quarter of 2003 with respect to the same period of 2002. This growth was associated with a series of social missions and plans implemented by the Government in the second half of 2003.

The unsettled political environment is expected to directly impact the performance of Venezuela’s economy. The political situation is dominated by the contentious issue of President Chávez’s recall by referendum set for August 15, 2004. Adding to the uncertainty, the CNE is expected to organize regional elections in September 2004 when new governors, mayors and members of the municipal legislative councils will be elected.

Through its economic policies, the Government has historically exercised significant influence over the Venezuelan economy. In 1983 and 1994 exchange controls were imposed; in 1996 constitutional rights were suspended; and in 2003 exchange and price controls were again implemented. Government actions concerning the economy are likely to continue to have an important effect on:

•	the financial condition and results of operations of companies operating in Venezuela;

•	the ability of Venezuelan companies to adjust prices and make capital expenditures; and

•	the market prices, liquidity and return on securities carrying Venezuelan risk, such as the ADSs and the Class D Shares.

Economic Considerations

Demand for telephone services in Venezuela and the Company’s results of operations and financial position have been, and are expected to continue to be, affected by the state of Venezuela’s economy. The following table summarizes the main economic indicators between 1999 and 2003:

	1999	2000	2001	2002	2003
GDP at market prices (billions of nominal Bs.)	62,577	82,451	91,325	110,782	155,249
GDP (millions of U.S.$) (1)	103,314	121,263	126,197	95,424	96,510
Real total GDP growth (%)	(6.1)	3.2	2.8	(8.9)	(9.4)
Real Oil GDP growth (%)	(7.4)	3.2	(0.9)	(12.6)	(10.7)
Real Non-Oil GDP growth (%)	(5.4)	3.0	4.0	(6.5)	(8.0)
Real Communications GDP growth (%)	13.3	12.0	13.0	3.3	1.9
Population (thousands)	23,711	24,179	24,722	25,200	25,662
Year-end consumer price inflation (%)	20.0	13.4	12.3	31.2	27.1
Year-end exchange rate (Bs./U.S.$)	649.3	700.0	758.0	1,403.0	1,600.0
Merchandise export FOB (millions of U.S.$)	20,819	33,529	26,252	26,656	25,750
Merchandise import FOB (millions of U.S.$)	13,213	16,865	18,660	13,622	10,707
Current account balance (millions of U.S.$)	3,689	12,106	2,062	7,423	9,624
Venezuelan Oil Price (U.S.$/barrel)	16.0	25.9	20.3	22.0	25.7
Foreign reserves (millions of U.S.$) (2)	15,379	20,471	18,523	14,860	21,366

(1)	Based on the official exchange rate.
(2)	Includes the Fondo de Estabilización Macroeconómica (Fund for Macroeconomic Stabilization) (“FEM”).

Information source: Central Bank of Venezuela

The economy in 2003 was affected by the political crisis of the previous year. The possibilities of economic and social recovery during 2003 were reduced as economic activities were paralyzed, particularly in the oil industry, during December 2002 and January 2003. Added to this were the subsequent exchange and price controls. These effects were mitigated by higher oil prices during 2003, which favored a more expansive fiscal policy.

The results of the economy in 2003 resulted from a combination of factors, including an internal sector that experienced a major decline in GDP for the second consecutive year, high inflation, falling levels of consumption and increasing unemployment, with an external sector strengthened by a higher net balance of payments as a result of a rigid exchange control system, supported by higher oil prices which were offset by the effect of lower oil production.

During 2003, the depressive effects of lower activity, falling levels of consumption and political uncertainty directly affected CANTV’s performance. Its investment plans were reduced as a result of the new foreign exchange control system, the introduction of price controls and the decline in average real tariffs.

Although in the fourth quarter of 2003 the recessive trend in the economy was reversed, it did not prevent a GDP contraction of 9.2% in 2003, slightly greater than in 2002. The 2003 GDP fall was associated with the decrease in private consumption (-3.6%), public consumption (-1.3%), and fixed gross investment (-38.9%). The greatest decrease occurred in the oil sector (highly affected by the standstill in PDVSA’s activities), its third consecutive year of contraction. Non-oil activities were affected by falling levels of consumption and real income, foreign exchange and price controls and political uncertainty. The communications sector stood out with a positive growth of 1.9%.

The strong pressure on the exchange rate during late 2002 and early 2003 led the authorities to close the foreign exchange market on January 21, 2003 (the currency depreciated 40% and foreign exchange reserves declined by $1.9 billion between December 2002 and January 2003). In February 2003, the Government (i) created by decree No. 2,302 (published in the Official Gazette of Venezuela No. 37,625) the Comisión de Administración de Divisas (Foreign Exchange Administration Commission) (“CADIVI”) to manage an exchange control system which replaced the floating exchange rate system and (ii) approved the initial rules (published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading. The official exchange rate was set at Bs. 1,600 per U.S.$, which was in effect until February 6, 2004, when it was adjusted to Bs. 1,920 per U.S.$. The rigid exchange controls during the first half of 2003 disrupted most of the capital transactions; however, in recent months, exchange controls have been made more flexible.

Like other companies in the country, CANTV has been affected by the complicated, detailed documentation process imposed by CADIVI to obtain access to foreign currency in order to fulfill commitments with international suppliers (for operational purposes such as equipment and interconnection services payments), conversion of dividends and financial debt payments.

During 2003, CANTV obtained approval from CADIVI to acquire $126.9 million, of which $84.3 million was approved for payments for imported goods and services, $24.1 million for the conversion of bolivars to U.S. dollars for dividends paid in 2003 to ADS holders and $18.5 million for interest and debt payments.

As of May 31, 2004, the Company has received approvals to acquire $413.6 million, of which $139.3 million was approved for interest and debt payments, $136.2 million for payments for foreign goods and services and $138.1 million for the conversion of bolivars to U.S. dollars for repatriation of dividends.

Inflation measured by the variation in the Consumer Price Index was 27.1% at the end of 2003, lower than 2002 (31.2%). However, inflation in 2003 should be considered very high as it was within the context of price controls for a group of goods and services that comprise 50.7% of the basket used to compile the CPI.

Among the factors adversely affecting prices as well as the efficiency of related price controls were: (i) supply shortages caused by the exchange and price controls; (ii) domestic liquidity surplus favored by the exchange control and a more expansive fiscal policy; (iii) higher costs generated by transactions made on the parallel market; and (iv) the application of Value Added Tax to previously exempted items. In general, the prices of the group of price-controlled goods and services increased by 17.9%, while the non-regulated items increased by 38.4%. The price increases had an impact on the cost of goods and services required to render telecommunications services.

Inflation had an impact on tariff setting. With respect to CANTV, La Comisión Nacional de Telecomunicaciones (the National Commission of Telecommunications) (“CONATEL”) authorized an average 19% increase in non-residential tariffs, as well as fixed to mobile and public telephony services, in late April 2003. Additionally, two extraordinary tariff increase adjustments of 2% and 4% were approved in July and October 2003, respectively, to compensate for differences between current and forecasted macroeconomic assumptions.

However, during 2003 no tariff increases in residential services were authorized. Local residential service tariffs were included in the price control decree in force since February 2003 and are managed by the Ministry of Production and Commerce. The subjection of residential tariffs to price controls created a conflict as to which government agency was responsible for regulating residential services: CONATEL, as established in the Telecommunications Organic Law of 2000, or the Ministry of Production and Commerce, under the price control decree. CANTV began administrative legal proceedings to resolve whether basic residential telecommunications services should be regulated by CONATEL, as established in the Telecommunications Organic Law, or the Ministry of Production and Commerce, pursuant to governmental price control decree. On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunication services market), despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL, which is still pending CONATEL’s response.

Inflation, Tariff Regulation and Price Controls

Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation as measured by the Consumer Price Index, or CPI, was 12.3%, 31.2% and 27.1% for 2001, 2002 and 2003, respectively, and as measured by the Wholesale Price Index, or WPI, was 10.2%, 53.5% and 48.9% for 2001, 2002 and 2003, respectively. Consumer and wholesale prices are expected to increase in 2004, fueled by currency devaluation. Consumer price inflation reached 27.1% in 2003 and 9.0% during the first five months of 2004.

Prior to entering into an agreement in February 2000 with CONATEL relating to, among other things, the rates CANTV charged for telephone services during 2000 (the “Agreement”), CANTV’s rates were regulated under the Concession (as described herein). See “Item 4. Information on the Company — Regulatory Framework.” The Concession had provided for a “price-cap” mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, they were in practice generally calculated based upon rates of inflation during the second quarter preceding the adjustment. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

The increase in CANTV’s tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company’s financial statements since the rate of inflation used in preparing the Company’s financial statements is based on the CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI prior to 2000. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not allow the full tariff increases allowed by the Concession’s price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons. Under the Agreement, the first tariff increase became effective on March 23, 2000, and the second tariff increase became effective on June 16, 2000. See “Item 4. Information on the Company — Regulatory Framework — Regulation and the Concession — the Agreement.” The tariffs under the Agreement were effective only until March 10, 2001, if CANTV and CONATEL were unable to reach an agreement on the tariffs to apply to CANTV after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000.

On February 19, 2001, pursuant to the Ley Orgánica de Telecomunicaciones (Gaceta Oficial N° 36,970, enacted on June 12, 2000) (the “New Telecommunications Law”), CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001, and the new tariff-setting system replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL is responsible for setting, every six months, the maximum tariffs applicable to CANTV as the established operator in the telecommunications services market in

Venezuela, based upon the official inflation and devaluation indices. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV to arrive at a consensus for the relevant basis for the proposed revised maximum tariffs. Under the new tariff-setting system, the maximum tariffs may be further readjusted upward or downward based on a formula tied to the WPI and the rate of devaluation of the bolivar. The new tariff-setting system provides for an upward or downward readjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of a comprehensive index based on the WPI and the rate of devaluation in the bolivar. See “Item 4. Information on the Company — Regulatory Framework — Regulation and the Concession — Regulation of Tariffs.”

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law on July 1, 2001, through June 14, 2002, and further revised tariffs were established effective from June 15, 2002, through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans: Plan Limitado (Limited Plan), Plan Clásico (Classic Plan), and Plan Habla Más por Menos (Talk More for Less Plan). These three plans together with the existing Flat Rate Plan and a Prepaid Plan constitute all of the tariff plans currently in effect. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition, the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. Pursuant to the revised tariffs the rates in nominal terms for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13%; and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was of approximately a 15% additional increase in the rates for local and domestic long distance calls from fixed to mobile. This increase was published in the Official Gazette of Venezuela No. 37,506 on August 15, 2002, and became effective on August 31, 2002.

In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition, domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that telecommunications operators may charge as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls delayed the approval of the new tariffs applicable to CANTV in 2003. See “— Economic Considerations.”

Revised maximum tariffs were allowed for certain non-residential services and were applied in three parts during April, July and October 2003 pursuant to resolution No. 255 dated March 18, 2003, published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective on April 27, 2003.

In connection with the revised tariffs, only the following services were subject to increases during 2003: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and approximately 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.); and (ii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments due to deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% and 4.04% in July and October 2003, respectively. Extraordinary adjustments were not applied to fixed to mobile and international long distance services tariffs. Residential tariffs were not subject to revision in 2003 and remain unchanged pursuant to the price control regime adopted on February 3, 2003.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made, and in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could also result in an adverse effect on the Company’s financial condition and results of operations.

Exchange Controls and Currency Devaluation

On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170 per U.S. dollar and was adjusted to Bs. 290 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by American Depository Shares (“ADSs”), American Depository Receipts (“ADRs”), Global Depository Shares or Global Depository Receipts. These controls were removed on April 22, 1996.

In order to avoid significant fluctuations in the exchange rate, the Central Bank of Venezuela imposed a policy in 1996 to maintain the exchange rate between 7.5% above and 7.5% below its reference rate. Such reference rate was originally set at Bs. 470 per U.S. dollar and was adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar. The Central Bank of Venezuela indicated that such reference rate was to be adjusted by 1.16% to 1.28% monthly. Under this policy, the reference rate for the Central Bank of Venezuela was Bs. 700 and Bs. 758 at December 31, 2000 and 2001, respectively. The sustained deterioration of Government revenue streams, as well as increasing political and legal instability, resulted in capital flight and the erosion of foreign reserves in late 2001. On February 12, 2002, the Government was forced to allow the bolivar to float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,403 per U.S. dollar on December 31, 2002. The currency devalued approximately 85.1% during 2002.

Reacting to the rapid decline of the bolivar, the Government suspended the trading of foreign currency on January 21, 2003 for five business days and controls on foreign currency exchange were established on February 5, 2003. Initial rules governing foreign currency trading were approved by the Government to provide for an exchange control regime in Venezuela based on a single mandatory system. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela. On February 6, 2004, the Government changed the official exchange rate to Bs. 1,915.20 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,920 per U.S. dollar sold by the Central Bank of Venezuela.

The new rules restrict the access of companies and individuals to foreign exchange. As of June 29, 2004, foreign currency activities have not been fully normalized and approved requests for foreign currency exchange are still limited. The official selling exchange rate may be subject to periodic revision and adjustment by the Central Bank of Venezuela. Dividend payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the Superintendencia de Inversiones Extranjeras (Foreign Investment Superintendence) (“SIEX”). For dividend payment purposes, ADR programs must be registered with the Comisión Nacional de Valores (the Venezuelan National Securities Commission) (“CNV”) and must apply to CADIVI for the authorization to purchase foreign currency. The currency has lost 20.0% of its value related to the dollar from December 31, 2003 to June 29, 2004. See “Item 10. Additional Information — Exchange Controls.”

In July 2003, the Government announced the issuance of Venezuelan National Public Debt Bonds denominated in U.S. dollars to be acquired in bolivars at the official exchange rate of Bs. 1,600 per U.S. dollar, with a maturity of seven years at a fixed rate and semi-annual interest payments. The established coupon was 5.375%. These bonds could be traded in foreign markets allowing investors to sell the bonds at a discounted rate and in exchange for U.S. dollars. The Company placed bids with several financial institutions to acquire up to $80 million of these bonds, of which the Government allocated $74.1 million (Bs. 118.6 billion) or 92.7% to CANTV in order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the timely acquisition of foreign currency. In September 2003, these bonds were sold at market value with a discount rate of 31%. A loss of Bs. 38.8 billion was recorded in the consolidated statement of operations.

Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. The Company is currently making appropriate applications for foreign currency to CADIVI and expects to be in a position to meet its U.S. dollar denominated obligations. However, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

Although the Company continually reviews opportunities to minimize its exposure to devaluation, under current market conditions, the Company does not engage in hedging activities. Reductions in the value of the bolivar against the U.S. dollar and other foreign currencies have significantly affected the business and operations of the Company in the past and may do so again in the future. If the value of the bolivar relative to the U.S. dollar continues to decline substantially, the Company’s consolidated net income and shareholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on, an investment in the ADSs and the Class D Shares could also be adversely affected.

Cash dividends and other cash distributions, if any, with respect to the Class D Shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by The Bank of New York (the “Depositary”) in respect of such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela so long as CADIVI continues to approve the conversion of dividends paid in bolivars into U.S. dollars to ADS holders. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary pursuant to the Deposit Agreement to ADS holders would be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date. The distribution of dividend payments in U.S. dollars by the Depositary to ADS holders is currently subject to approval by CADIVI under the adopted exchange control regime.

As of December 31, 2003, the Company has requested from CADIVI a total of $395 million, consisting of $96.5 million for payments of foreign goods and services, $137.7 million for debt payments (see Note 22 to the Audited Financial Statements) and $160.8 million to convert bolivars to U.S. dollars for payment of dividends declared in bolivars in March and December 2003. As of December 31, 2003, the Company has received approval from CADIVI to acquire $84.3 million for payments of foreign goods and services, $18.5 million for debt payments and $24.1 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars in March 2003.

As of May 31, 2004, the Company has received approvals to acquire $413.6 million, of which $139.3 million was approved for interest and debt payments, $136.2 million for payments for foreign goods and services and $138.1 million for the conversion of bolivars to U.S. dollars for repatriation of dividends.

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

Importance of Oil Sector

The petroleum industry is central to and dominates the Venezuelan economy. Oil GDP contracted by 7.4% in 1999; increased by 3.2% in 2000; and contracted by 0.9% in 2001, 12.6% in 2002 and 10.7% in 2003. In 2003, the oil industry accounted for an estimated:

•	24.9% of Venezuela’s total GDP;

•	approximately 51.0% of the Government’s total current revenues; and

•	80.9% of the total value of Venezuela’s exports.

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

The average price of Venezuelan oil per barrel was $25.91 in 2000, $20.30 in 2001, $22.00 in 2002, $25.70 in 2003 and $34.36 in 2004 (through May). The oil price level in 2000 was influenced by OPEC’s cohesiveness, oil output constraints and strong world growth. However, in 2001, the oil price level fell in response to the September 11th terrorist attacks in the United States. Oil demand declined worldwide (especially in the United States), while oil supply from non-OPEC countries increased substantially, thus neutralizing the successive cutbacks undertaken by the OPEC countries. In 2002, oil price growth was due to rising tension in the Middle East, the approach of military conflict with Iraq, and higher demand for fuel resulting from a colder-than-expected winter. Oil prices increased by 17% in 2003, as a result of lower output of Venezuelan oil (highly affected by the standstill in PDVSA’s activities), the war in Iraq and lower oil stocks. In 2004, oil prices are expected to remain at high levels due to continued instability in the Middle East and sustained recovery in the global demand for oil.

President Chávez enacted the Hydrocarbons Law under the Enabling Law in November 2001. This law ratified the exclusive ownership rights of the state over PDVSA, the state oil company. Primary activities of exploration, extraction and storage are reserved for state enterprises or companies in which the state has a majority stake. The Hydrocarbons Law reduced the maximum income tax rate for oil companies from 67% to 34% and increased royalties based on production and prices from 16.7% to 30%, one of the highest in any oil-producing country. The revenue impact of the royalty increase was in excess of the anticipated income tax reduction, making several PDVSA projects unprofitable. The Hydrocarbons Law limited the potential for foreign investments in the country’s oil sector by reserving exploration, extraction and storage for state-owned enterprises or those companies in which the state is a majority shareholder, requiring legislative approval for all joint ventures and strategic alliances pursuant to the Public Patrimony Safeguard Act and the Public Credit Act. Additionally, the National Assembly retains the right to modify the terms of any proposed joint venture or strategic alliance. These factors have limited investors’ willingness to participate in financing of Government-controlled projects. Under the Hydrocarbons Law, privately owned companies are allowed to operate in the refining sector but the Government has the right to set prices of refined products sold in the domestic market.

On December 2, 2002, opposition groups called for a national general strike that included both the private sector and the oil industry, which accounts for approximately 81% of the country’s exports. As a result, Venezuela’s oil production was drastically reduced. The irreconcilable positions of the Government and the opposition and oil industry leaders resulted in a longer-than-expected strike during which almost all commercial and economic activity was suspended. The opposition partially called off the strike on February 2, 2003, and commercial activity has since recovered.

Recognizing the lasting damaging effects of the strike on the economy and the country’s international reserves, the Government reduced public expenditures, suspended the trading of foreign currency and introduced an exchange control regime.

Different Corporate Disclosure and Governance

The securities laws of Venezuela, which govern publicly traded companies such as the Company, differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Venezuelan stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required for foreign issuers under the Exchange Act is more limited than the periodic disclosure required for U.S. issuers. In addition, the Venezuelan securities market is not as highly regulated and supervised as the United States securities market. Minority shareholders of the Company may also have fewer and less well defined rights under Venezuelan law and CANTV’s Estatutos (By-laws) than they might have as minority shareholders of a corporation incorporated in the United States. See “Item 10. Additional Information — Memorandum and Articles of Association.”

The liability of shareholders of a Venezuelan company, such as CANTV, including holders of Class D Shares, for the company’s losses is generally limited to their shareholdings in the company. The Venezuelan Commercial Code provides, however, that in the event that a company’s accumulated losses (calculated in accordance with Venezuelan GAAP on a constant bolivar basis) reduce shareholders’ equity to an amount equal to or less than two-thirds of the company’s capital stock (i.e., the aggregate of the par value of the company’s outstanding capital stock on a nominal bolivar basis), a shareholders’ meeting must be convened. At such meeting the shareholders must consider whether to: (i) liquidate the company; (ii) reduce the company’s capital stock to an amount equal to the company’s remaining shareholders’ equity; (iii) require capital contributions from shareholders to the extent required so that shareholders’ equity is equal to more than two-thirds of the company’s capital stock; or (iv) take none of the foregoing actions. If accumulated losses reduce shareholders’ equity to an amount equal to or less than one-third of the company’s capital stock, the company must be liquidated unless a shareholders’ meeting is convened at which the shareholders determine to: (i) reduce the company’s capital stock to the company’s remaining shareholders’ equity; or (ii) require capital contributions from shareholders to the extent required so that shareholders’ equity is equal to more than two-thirds of the company’s capital stock. If the shareholders decide to require capital contributions or to increase the capital stock as described above, each shareholder is required under penalty of forfeiture of such shareholder’s shares, to contribute additional capital to the company based upon the number of shares that it holds, provided that any shareholder that did not attend the meeting in person or by proxy or that voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share for the number of shares that it holds, calculated based upon the company’s most recent unconsolidated balance sheet that has been approved at a meeting of the company’s shareholders.

The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

•	Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision, but a deferred asset is not credited against results for an amount exceeding tax based on taxable income. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation. U.S. GAAP requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement of Financial Accounting Standards No. 109 (“SFAS-109”), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured.

•	In accordance with Venezuelan GAAP, in its inflation-adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in the financial statements as part of Property Plant and Equipment.

•	In accordance with Venezuelan GAAP, the adoption of IAS-19 “Employee Benefits” provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS-19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years whereas the U.S. GAAP standard SFAS-87 allows for an amortization period based on the average remaining service years of employees.

•	In accordance with Venezuelan GAAP, the Company’s investments classified as available for sale are measured at their estimated fair value based on the Company’s intention and irrespective of whether such investments are publicly traded or not. Under U.S. GAAP, the investments that are not publicly traded are carried at cost.

See Note 23 to the Audited Financial Statements.

Venezuelan Taxation of ADSs and Class D Shares

Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior to December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001, and which are paid in cash with respect to Class D Shares are considered Venezuelan local-source income. As such, the dividend payment is subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan persons (including corporations), the 34% withholding rate may be further reduced or even eliminated by applicable treaty. Unless an applicable treaty provides otherwise, stock dividends paid with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% at the time that such stock is disposed of by the shareholder.

For purposes of determining the taxable base in the distribution of dividends, and except as otherwise provided by applicable treaty, the term “taxable dividend” for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits (from January 1, 2003, accumulated earnings and profits should be determined according to Venezuelan GAAP) exceeds the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term “dividend” usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

Gains obtained from holding ADSs are treated as a Venezuelan foreign source income taxable only to resident individuals and domiciled entities that are taxed on worldwide income. Non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela with respect to the ADSs.

Prospective investors of the ADSs should carefully read, and should also consult their tax advisors with respect to, the summary of Venezuelan and United States taxes set forth under “Item 10. Additional Information — Venezuelan Tax Considerations — Taxation of Dividends” and “Item 10. Additional Information — United States Federal Income Taxation.”

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

Factors Relating to the Company

Concession and the New Telecommunications Law

The Company experienced certain difficulties in implementing certain aspects of the Concession, including both actions to be taken by the Government and by the Company under the Concession. There can be no assurance that any disputes that may arise between the Company and the Government in the future will be resolved expeditiously or in a manner favorable to the Company. See “Item 4. Information on the Company — Regulatory Framework” and Note 2 to the Audited Financial Statements.

The Concession contemplated the implementation of a rate rebalancing program to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers, thereby permitting CANTV to offer competitive pricing for its international and domestic long distance services by the year 2000. The Concession also contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions in Venezuela existing since 1994 and other factors, such rebalancing did not take place as contemplated in the Concession. On September 9, 1996, CANTV entered into an agreement with the Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) (the “Ministry”) designed to achieve the level of rate rebalancing originally contemplated by the Concession. In 1997, CONATEL delayed the quarterly rate increases and rate rebalancing authorized under the Concession and this agreement for 14 days. In February 2000, following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession, CANTV and CONATEL entered into the Agreement with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. Until December 2003, there were no economic or other factors requiring the application of tariff rate rebalancing. On February 13, 2003, the Ministry of

Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in Official Gazette of Venezuela No. 37,631. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

The New Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See “Item 4. Information on the Company — Regulatory Framework.” CANTV is subject to tariff regulation of its local, domestic long distance and international long distance services under the new regulatory framework until meaningful competition in the telecommunications services market in Venezuela is achieved. Other telecommunications services offered by CANTV such as data and Internet services are not subject to regulation. New market entrants are not subject to tariff regulation by CONATEL and are free to set rates. See “Item 4. Information on the Company — Regulatory Framework — Regulation of Tariffs.”

As described above, the Government has implemented price controls on residential tariffs that have delayed the implementation of increases in tariffs and limited the ability of the Company to raise the price of certain of its residential services and reduced the Company’s operating margins. There is no assurance when the current system of price controls will end, or if terminated that it will not be reinstated. If the Company is unable to change the prices of certain of its services in the future to reflect inflation and exchange rates, the Company’s financial condition and results of operations could be adversely affected. See “— Economic Considerations” and “— Inflation, Tariff Regulation and Price Controls.” Moreover, while the Concession, the Agreement and the New Telecommunications Law do not require CANTV to agree to any change in its rate mechanism, there can be no assurance that CONATEL will not delay rate changes or attempt to revise the tariff-setting system and rate rebalancing mechanisms in ways which would have a material adverse effect on the Company’s financial condition and results of operations.

As the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations and quality and service standards to be established under the new regulatory framework. There is no assurance that the disparity of treatment will be reduced or that it will not worsen and have a negative effect on the ability of CANTV to compete with new market entrants. Inasmuch as CANTV continues to have its tariffs subject to regulation while new market entrants are free to set rates, it may also experience decreases to its profit margin as a result of the opening of the telecommunications services market to competition. The extent of any decrease in profit margins will depend, in part, on the number of new market entrants that compete with CANTV for the more lucrative long distance services while CANTV retains the larger share of the less profitable local services market that continues to be subject to price regulation. In the event that CANTV is unable to raise the rates it charges for local services without offsetting increases in call volume to compensate for losses in long distance service revenues, CANTV may experience an adverse effect on its financial condition and results of operations.

Delays in Receiving Payments from Government Entities

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, “Government entities”). In 2002 and 2003, Government entities generated approximately 6% and 10% of the Company’s consolidated revenues, respectively.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 72.2 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 11.1 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 80.8 billion related to amounts owed from prior years representing 49.5% of the outstanding balance at December 31, 2001. At December 31, 2002, Government entities owed the Company Bs. 106.4 billion, of which Bs. 55.2 billion was outstanding from prior years. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. As of December 31, 2003, Bs. 24.2 billion aggregate principal amount of these bonds have become due and have been applied by the Company for the payment of certain taxes. See Note 8 to the Audited Financial Statements. As a result of the effects of inflation and devaluation, the value of amounts owed by Government entities to the Company has been reduced substantially.

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

Collections

At December 31, 2003, the average number of days that receivables remained outstanding was approximately 45 for all CANTV customers except Government entities, for which the average was approximately 172. The Company temporarily disconnected approximately 3.2 million wireline customers during 2003 due to non-payment. Approximately 87% of those customers subsequently reconnected after payment of their overdue amounts. The Company applies a reconnection fee, which varies depending on the type of customer. The Company also charges interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that a significant number of customers will not be disconnected for failure to pay for services and that such factors will not continue to have an adverse impact on the Company.

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

On January 15, 1991, CONATEL granted the first cellular concession to Telcel BellSouth, C.A. (“Telcel”). On May 19, 1992, the Company purchased the other cellular concessions from the Government and established Telecomunicaciones Movilnet, C.A. (“Movilnet”).

In December 1996, Infonet Redes de Información, C.A. (“Infonet”) was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed digital fixed and mobile wireless services in rural areas in western Venezuela using global service mobile (“GSM”) technology and expanded its services into large population areas. In January 1998, two additional companies were granted multiple service concessions. Corporación Digitel C.A. (“Digitel”) (since late 2000 majority owned by Telecom Italia Mobile International N.V.) was granted a concession to provide services in seven central states and Digicel (formerly Consorcio Elca, C.A.) (“Digicel”) was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas, where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. Beginning in November 2000, the Government started the auction of frequencies for Wireless Local Loop (“WLL”) services. Five regions were defined, three permits in each region were auctioned and six concessions were granted. CANTV was not allowed to participate in this auction. See “Item 4. Information on the Company — Regulatory Framework — Competitive Framework.” Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors are able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers.

As of May 31, 2004, the Venezuelan telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel, Digicel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. (“Genesis Telecom”), Entel Chile, S.A. (“Entel Chile”), Millicom International Cellular, S.A. (“Millicom”), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. (“ImpSat”), Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom Telecomunicaciones, C.A. (“Texcom”); Internet service providers (“ISPs”), such as CANTV.Net, C.A. (“CANTV.Net”) (formerly CANTV Servicios, C.A.), T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Móvil Digital and Comunicaciones Móviles EDC, C.A. (“Conmovil”); and Cable TV operators, such as SuperCable ALK Internacional, C.A. (“SuperCable”), Cable Corp. TV, C.A. (“Cabletel”) and Corporación Telemic, C.A. (“Intercable”), including DirectTV satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The

Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2004, Telcel and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as local service providers in some of the states where they were granted multiple service concessions.

CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services (“LMDS”) in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, and the effectiveness of the Company’s efforts to compete successfully. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. There is no assurance that the Company will continue to be able to operate effectively in a highly competitive environment.

Labor Relations

The Company’s employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federación de Trabajadores de Telecomunicaciones de Venezuela (Federation of Telecommunications Workers of Venezuela) (“FETRATEL”). Approximately 33.0% of the Company’s 9,627 employees and approximately 45.4% of CANTV’s 7,271 employees as of December 31, 2003, were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to work under the terms of the expired contracts during negotiations. However, the Company has experienced strikes from time to time. The most recent work strike (other than the national strike affecting all of Venezuela in December 2002 and early 2003), which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covering some 3,500 union employees in 28 unions was retroactive to June 18, 2002. The new agreement provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the lack of wage increases since the expiration of the contract.

The economic impact of the new labor agreement on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 21.9% and 26.4% for 2002 and 2003, respectively.

Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company. See “Item 6. Directors, Senior Management and Employees — Employees.”

Liquidity of Market for Class D Shares

The Venezuelan securities market is substantially smaller, less liquid and more volatile than the securities market in the United States and certain other countries. At May 31, 2004, the aggregate market capitalization of the 16 largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 9,492,002 million ($4,944 million), of which the Company comprised Bs. 3,076,689 million ($1,602 million).

A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities market is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company is the largest company in Venezuela in terms of market capitalization and, at May 31, 2004, represented 32.4% of total market capitalization of the companies listed on the Caracas Stock Exchange.

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

Forward-Looking Information is Subject to Risk and Uncertainty

Certain statements contained in this Form 20-F contain “forward-looking” information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties, including (i) the implications to the Company of the economic or political situation in Venezuela; (ii) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition; (iii) the effects of inflation and devaluation and the imposition of exchange and price controls; (iv) the Company’s plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company’s implementation of such plans; (v) the Company’s plans to expand its service offerings; (vi) information as to potential competitors and as to the results the Company may obtain from the implementation of its business strategy; and (vii) the Company’s plans and ability to implement further tariff increases and rate rebalancing. Actual future results and trends may differ materially depending on a variety of factors discussed in this “Risk Factors” section and elsewhere in this Form 20-F, including, among others, the Company’s success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economy, regulatory conditions and Venezuelan political and legal developments.

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

The Company had operating revenues and net income of Bs. 3,191,270 million and Bs. 29,772 million, respectively, for the year ended December 31, 2003. As of December 31, 2003, the Company had approximately 2.7 million access lines in service and approximately 2.7 million wireless subscribers.

History

In December 1991, VenWorld Telecom, C.A. (“VenWorld”), a company organized under the laws of Venezuela by a private consortium of companies and majority owned by an indirect wholly-owned subsidiary of Verizon Communications Inc. (“Verizon”) (formerly GTE Corporation), acquired operating control and initially 40% of the equity share capital of CANTV from the Government through Banco de Desarrollo Económico y Social de Venezuela (Bank of Economic and Social Development of Venezuela) (“BANDES”) (formerly Fondo de Inversiones de Venezuela — the “Venezuelan Investment Fund”) for a purchase price of approximately $1,885 million. After VenWorld obtained operating control, the Company substantially increased the number of access lines in service, modernized its network, increased employee productivity, consolidated operations, strengthened management controls and improved network planning, design and construction. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the “Initial Public Offering”).

The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon included: T.I. Telefónica Internacional de España, S.A. (“Telefónica Internacional”); C.A. La Electricidad de Caracas, S.A.C.A. (“Electricidad de Caracas”), Venezuela’s largest private sector power generating and distribution company, now a subsidiary of AES Corporation; Consorcio Inversionista Mercantil (“CIMA”), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. (“AT&T”) (together with their successors, collectively referred to as the “Participants in the Consortium”). The Participants in the Consortium contributed broad operating experience and expertise to the operation of the Company and provided the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium entered into service agreements with the Company to provide technical, consulting and other assistance. See “Item 7. Major Shareholders and Related Party Transactions.” VenWorld, as the holder of the Company’s Class A Shares, had the right until January 1, 2001, to elect the President of the Company and four principal directors, which collectively comprise a majority of CANTV’s nine-member Board of Directors. After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company’s Class A Shares, together with one of the two directors that had been elected by the Government as holder of the Company’s Class B Shares, are now elected by all holders of CANTV’s outstanding shares voting as a single class. See “Item 6. Directors, Senior Management and Employees.”

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed. The redemption of VenWorld shares enabled a shareholder to receive its pro rata portion of CANTV Class A Shares held by VenWorld, provided that the remaining VenWorld shareholders would not exercise their right of first refusal set forth in VenWorld’s by-laws. If the right of first refusal was exercised, the redeeming shareholder would receive cash for its CANTV Class A Shares. All Class A Shares transferred to an entity not affiliated with Verizon, Telefónica Internacional or Banco Mercantil, C.A. are, pursuant to CANTV’s by-laws, automatically converted into Class D Shares. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries requested the redemption of their VenWorld shares. As of December 31, 2001, only Verizon, Telefónica Internacional and Banco Mercantil, C.A., as successor to CIMA, individually and as trustee, remained as VenWorld shareholders. As a result of these redemptions, VenWorld’s ownership in CANTV decreased from 43.19% at December 31, 2000, to 32.95% as of December 31, 2001.

On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2004, Verizon held directly or through affiliates, 28.51% of the Company and Telefónica Internacional de España, S.A., held through affiliates approximately 6.91% of the Company.

CANTV operates the nationwide fixed-line network in Venezuela. CANTV’s principal subsidiaries are Movilnet, CANTV.Net, Caveguías, C.A. (“Caveguías”) and Altair, C.A. (“Altair”). Movilnet was incorporated in Venezuela on March 24, 1992, and its business is to provide, manage and develop wireless telecommunications services. CANTV.Net was incorporated in Venezuela on January 26, 1994, and its business is to provide value-added services such as Internet access and data transmission. Caveguías was incorporated in Venezuela on November 12, 1975, and its business is to provide telephone directory information services. Altair, a provider of rural satellite telecommunications services, was incorporated in Venezuela on April 17, 1998, and became a wholly-owned subsidiary of CANTV on May 6, 2002. On October 24, 2003, an Extraordinary Shareholder’s Assembly of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003.

The Company is subject to comprehensive regulation and supervision by the Ministry and CONATEL. See “— Regulatory Framework — Regulation and the Concession.”

Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased the percentage of digital access lines installed in the Company’s network from 68.5% as of December 31, 1999 to 82.6% as of December 31, 2003. All of the Company’s international and domestic long distance switches are digital. During 2002, the Company has also continued connecting several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. Wireless subscribers have increased from approximately 1.2 million at December 31, 1999, to approximately 2.7 million as of December 31, 2003.

Since privatization, the Company has implemented a number of programs designed to generate productivity and improved customer service. As a result of productivity improvements, the Company has been able to reduce the number of its employees and maintain quality service. Access lines in service per CANTV employee have increased from 218 as of December 31, 1999, to 391 as of December 31, 2003. As part of its customer service enhancements, the Company has automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnect and reconnect system. In addition, the Company has redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value-added services.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and The AES Corporation (“AES”)) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 ($24) per ADS, and in Venezuela to purchase 199,968,608 shares of CANTV’s outstanding common stock for Bs. 2,547 ($3.43) per share in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest of its shareholders, ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “Third Repurchase Program”). On October 9, 2001, the CNV issued Resolution 217 ordering VenWorld, holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase pursuant to the Company’s proposed Third Repurchase Program. On November 5, 2001, GTE Venholdings B.V., an indirect subsidiary of Verizon, informed the Company of its intention to tender a number of shares to ensure that its direct percentage ownership interest immediately prior to and after the consummation of the Third Repurchase Program remained the same. On October 19, 2001, the CNV authorized the Company’s Third Repurchase Program, subject to shareholders’ consent, and required AES to extend the date of its tender offer to expire simultaneously with the CANTV offer in the Third Repurchase Program.

On October 24, 2001, CANTV held an Extraordinary Shareholders’ Assembly to approve, in part, the proposed Third Repurchase Program submitted by CANTV’s Board of Directors. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program, CANTV began a cash tender offer at $30 per ADS in the United States and Bs. 3,187 ($4.29) per Class D Share of the Company in Venezuela. The period of the Company’s Third Repurchase Program began on October 25, 2001, and expired on November 23, 2001. In connection with the Third Repurchase Program, each of VenWorld and GTE Venholdings B.V., an indirect subsidiary of Verizon, tendered a number of shares of the Company such that its ownership in the Company would be equal to its percentage ownership in the Company immediately prior to the completion of the Third Repurchase Program.

On the same date, the Extraordinary Shareholders’ Assembly also approved an extraordinary cash dividend of Bs. 520 ($0.70) per share and Bs. 3,640 ($4.90) per ADS which was paid in two installments, one of Bs. 284 ($0.38) per share on December 10, 2001, to shareholders of record as of December 3, 2001, and the other of Bs. 236 ($0.32) per share on March 18, 2002, to shareholders of record as of March 6, 2002. At the same Extraordinary Shareholders’ Assembly, CANTV’s shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991, for grants of stock for eligible employees pursuant to the existing “Excellence Award” program and the creation of a new benefit plan called the “Value Fund,” which would include up to 5.5% of the capital stock of the Company. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares outstanding, enabling Class C shareholders to sell to the Company Class C Shares in the aggregate number of shares equal to the proportional amount accepted under, and at the same price as the price offered pursuant to, the Third Repurchase Program. As of December 31, 2002, the Company had not increased the Excellence Award program or created the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. As of May 31, 2004, the Value Fund had not yet been created.

On December 10, 2002, shareholders at an Extraordinary Assembly declared an extraordinary dividend of Bs. 165 per share. On the same date, the Board also approved the advance payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share. These dividends were paid on January 15, 2003, to shareholders of record as of January 2, 2003. The remaining portion of the 2003 ordinary dividend of Bs. 71 per share (Bs. 497 per ADS) was approved on March 28, 2003, and was paid on April 23, 2003, to shareholders of record as of April 9, 2003.

Company Strategy

The Company’s mission is to improve its customers’ quality of life and shareholder value through communications solutions that exceed customer expectations and meet evolving global technological standards in telecommunications. The Company’s strategy is to increase market penetration and continue to broaden its product portfolio by offering an array of fixed, wireless, data transmission, Internet and value-added services. The Company seeks to capture the largest share of high growth markets by providing packages of services that maximize and leverage its existing infrastructure, by continuing to expand capacity and modernize its wireline, wireless and Internet networks, and by seeking to improve its service offerings through innovative value-added services. Key elements of the Company’s strategy include:

Improving Profitability Through Effective Customer Focus and Integrated Service Offerings. The Company uses improvements in customer service and technological infrastructure to market its services more effectively following the opening of the Venezuelan telecommunications market to competition in November 2000. The Company is implementing an integrated marketing approach by capitalizing on the operational synergies between CANTV and its subsidiaries to identify and meet customer needs. The Company has been integrating its information technology systems to provide the information and tools necessary to better target customers and improve overall customer service and satisfaction. The Company has also created business units to focus on specifically targeted customer groups. These units and customer groups are:

CANTV Enterprises and Institutions. Established in December 2003, this business unit is focused on providing high quality telecommunications services ranging from voice and data transmission to customer network management and other value-added services to the commercial and Government sectors. It offers integrated telecommunications solutions to these customers and seeks new business opportunities to support the growth of data transmission services. Previously, this unit was comprised of two separate units: Public and Private Corporations, and Enterprises. Its notable achievements to date in the commercial sector include: (i) development of new products, packages, voice promotion and discount plans for the commercial market, such as the Enterprise Telephone Plan, Fixed Wireless Telephony, Fixed Private Network, Virtual Private Network and “My Destiny”, “My Super Destiny” and “My Mega Destiny” international long distance discount plans; (ii) launching of the Punto PyME (SME Point) franchise, a business advisory center for small and medium enterprises, designed to provide integrated service solutions together with strategic partners; and (iii) implementation and enhancement of sales channels and customer contact, through Televentas (Telesales), WebCanal (WebChannel) and 0-800-Empresas, to improve efficiency in the sale of products and services. In the institutions sector, the main achievements include: (i) consolidation of alliances with Government institutions and state universities, as a business strategy to ensure revenue growth and diversification; (ii) relaunching of the commercial relationship with PDVSA and the hydrology sector; (iii) expansion of installation of data services and Digital Video Network Services; and (iv) installation of corporate cellular lines in the financial sector and increased penetration in WAN networks.

CANTV Mass Markets. This unit serves our residential customers. Its objective is to offer products and services through new technical platforms that promote usage and customer loyalty via improvements in customer care. Specifically, the unit is focused on satisfying its subscribers through: (i) improvements at customer service offices and External Collection Booths; (ii) minimizing time spent waiting to speak to call center operators; (iii) creation of new international and national access plans; (iv) implementation of a new structure for local tariff plans; and (v) expansion of sales channels through the implementation of the External Collection Booths. With the incorporation of 98 External Collection Booths nationwide, the Company had a total of 437 External Collection Booths by the end of 2003. As a result, far fewer people now pay their bills at customer service offices, resulting in a 12% reduction in transaction volume. By year-end, the External Collection Booths accounted for 44% of the Company’s total cash collection and 77% of the Company’s total volume of collection transactions. Other major achievements include the development of the “Plan Cayapa,” a project designed to aggressively improve installations and repairs, that generated 62,220 new residential line installations and reduced installation time from five to three days. In August 2003, “CANTV Listo,” a postpaid and prepaid fixed wireless basic telephony service was launched, and has added more than 45,000 new customers through December 2003. Finally, new franchise business models and commercial alliances have been developed, increasing the number of Communications Centers to 454 by the end of 2003.

CANTV Telecommunications Operators. This unit serves telecommunication operators, Internet service providers and other value-added service providers. Additionally, it negotiates and settles agreements with international operators for incoming and outgoing voice traffic. Its strategy is to: (i) become the preferred “carrier’s carrier” using the Company’s current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices with network quality; (iii) develop long-term strategic alliances; and (iv) maximize the efficiency of the Company’s interconnection facilities while minimizing costs. This unit is responsible for the interconnection agreement negotiations, which stipulate the terms for interconnection between CANTV’s basic network system and other voice competitors. Additionally, this unit is continuously developing specific packages to encourage other telecommunications service providers to use the Company’s retail products and/or services. It actively develops specific packages to encourage other telecommunications service providers to use the Company’s network. This unit continues to strengthen its position in both the national and international data transmission markets through the introduction of new services designed to increase domestic and international traffic. During 2003, this unit renegotiated the Telcel interconnection agreement (executed in January 2004). The revised contract allows CANTV to reduce costs and manage the relationship between both companies. Together with CANTV.Net, this unit participated during 2003 in the VoIP platform launch to attract international incoming traffic through IP (Internet Protocol) technology, at a lower cost for users.

Continuing to Expand Wireless Services. The Company, through its wholly-owned subsidiary Movilnet, continues to expand its wireless communications business. The Company seeks to increase the revenues and margins of its wireless business by: (i) minimizing customer acquisition costs; (ii) continuing the introduction of attractive products to the Venezuelan market; (iii) continuing the development of the wireless data market; (iv) expanding its geographic coverage and concentration in key markets; (v) improving Movilnet’s market position through increased segmentation; and (vi) centralizing marketing efforts and client service functions to better focus on customer care, build loyalty and improve customer satisfaction. During 2001 Movilnet began overlaying a third generation Code Division Multiple Access (“CDMA-1X”) network to operate simultaneously with its existing Time Division Multiple Access (“TDMA”) network. Movilnet launched the CDMA-1X technology platform in November 2002, which provides high-speed wireless data transmission and wireless Internet access. The new CDMA-1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient usage of its voice spectrum. The new network increases capacity by approximately 30% as compared to TDMA. CDMA-1X provides a clear roadmap to high-speed data services, allowing the Company to broaden its services and products portfolio. It is expected that by June 2004, the footprint of the CDMA-1X network will equal the TDMA footprint. The Company has introduced a commercial program to progressively migrate its TDMA customer base to the new CDMA-1X technology. At the same time, most of the Company’s new added customers are adopting the new technology. During 2002 and 2003, the Company coordinated its marketing efforts with those of Movilnet’s to better serve its large corporate customers and to make more efficient use of marketing resources.

Growing Data Transmission and Value-Added Services. The Company provides various telecommunications services, including data transmission and an array of value-added services such as voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), direct long distance calling services to other countries, video conferencing, “web page” hosting, enhanced fax service, audio text, countrywide 900 service, Televoting, Telecontest and other intelligent network and data capabilities that increase network utilization. The Company plans to offer additional value-added services in the future and seeks to capture the largest share of this market by leveraging its existing infrastructure and its relationships with major shareholders, and being the first to offer new telecommunications services in Venezuela. Most recently, the Company provides a new mobile prepaid service which allows customers to make local, domestic and international long distance calls from any telephone, using a Dual Tone Multi-Frequency signal system. This mobile prepaid service uses the “Única” payment system that is currently used by Movilnet, CANTV and CANTV.Net for other prepaid services.

Consolidating its Position as the Preferred Internet Service Provider in Venezuela. The Company seeks to remain the recognized market leader in the provision of Internet services. Its strategy to retain the largest share of this high-growth market includes the development of an advanced services platform and integrated services network. The Company actively targets the development of Internet services in the corporate market by emphasizing long-term partnerships and delivering reliable and secure services aimed at ensuring the promises of the e-economy; it also continues to deliver and market its Internet services to medium and small-sized companies as well as the broader consumer market.

Achieving “World Class” Efficiency Standards. The Company has made substantial progress in reducing costs and increasing productivity, reducing CANTV’s workforce by approximately 40.9% and increasing the number of access lines in service per CANTV employee by 79%, from 218 to 391, between December 31, 1999 and December 31, 2003. To facilitate the reduction in personnel, the Company has implemented special retirement programs to encourage workforce reductions. Other achievements include improvement of internal controls, consolidation of operator centers and centralization of the Company’s ordering and procurement processes. The Company is seeking to enhance the quality of its workforce through training programs, improved hiring practices and analysis of employee capabilities in connection with workforce reductions. The Company believes that these measures, in combination with the ongoing improvement of its network infrastructure, should continue to make possible additional substantial improvements in efficiency and productivity.

Leading the Implementation of a Fair and Balanced Regulatory Framework. The Company seeks to promote a regulatory framework that will maintain and ensure the competitive position of the Company’s telecommunications businesses and thereby help support the continued and future development of Venezuela’s telecommunications infrastructure. Additionally, the Company seeks to ensure that it is fairly compensated for providing access to its network. The Company has reached interconnection agreements with a number of competitive service providers and seeks to become Venezuela’s preferred carrier by leveraging its extensive countrywide fiber optic “backbone.”

Branding. The Company continues to take advantage of its relationship with Verizon in order to benefit from its strengths in processes, systems and resources to strengthen the Company’s own competitive position. In addition, in April 2001 Movilnet and CANTV.Net changed their logos to resemble CANTV’s logo, as part of a brand name unification strategy. Using the same graphics and font, Movilnet adopted a new slogan “contigo siempre” (“Always with you”) and CANTV.Net changed its name from CANTV Servicios to CANTV.Net and adopted the new slogan “te acerca el futuro” (“Taking you closer to the future”).

Business Overview

Capital Expenditures

The Company made capital expenditures of approximately $546 million, $442 million, $364 million, $368 million and $68 million in 1999, 2000, 2001, 2002 and 2003, respectively. The Company is planning capital expenditures of approximately $318 million in 2004 revised from an estimated $250 million in December 2003. Expenditures are directed towards sales (52%), operations support (5%), overhead (4%), network and maintenance (17%) and systems (22%). The Company’s capital expenditures are expected to be funded through internally generated cash. Capital expenditures in the 2004 to 2008 planning period will depend on the economic environment and will continue to be directed towards network optimization, systems platforms and the launch of new services. The Company plans to continue to focus its capital investments on the wireless, broadband Internet service, data transmission and e-business areas.

Breakdown of Revenues by Category of Activity

The breakdown of revenues by category of activity for each of the last three years is included in “Item 5. Operating and Financial Review and Prospects — Results of Operations for the Years Ended December 31, 2001, 2002 and 2003.”

Domestic Telephone Services

Domestic telephone services include local and domestic long distance and public telephone services. These services accounted for 18.8% of the Company’s total operating revenues during 2003.

Local and Domestic Long Distance Services

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances until November 27, 2000. As of December 31, 2003, CANTV’s domestic telephone network included approximately 3.1 million installed lines and 2.7 million access lines in service extending throughout Venezuela.

The following table provides information relating to the development and improvement of the Company’s domestic telephone system over the most recent five years:

	As of December 31,
	1999	2000	2001	2002	2003
Lines installed	3,546,538	3,074,506	3,093,110	3,128,453	3,126,275
Percentage of lines installed in digital exchanges	68.5%	80.0%	80.5%	80.8%	82.6%
Access lines in service: (1)
Non-residential	634,969	627,785	621,369	597,734	578,448
Residential	1,870,859	1,892,801	1,970,161	1,970,548	1,986,603
Public telephones	80,033	85,016	87,748	90,211	92,011
ADSL (2)	—	4,473	17,884	46,870	76,847

Total	2,585,861	2,610,075	2,697,162	2,705,363	2,733,909

	As of December 31,
	1999	2000	2001	2002	2003

Access lines in service per 100 inhabitants	10.8	10.7	10.9	10.7	10.6
Customer satisfaction: (3)
Public telephones	72.3%	N/A	N/A	N/A	N/A
Residential	88.2%	N/A	N/A	N/A	N/A
Non-residential	83.2%	N/A	N/A	N/A	N/A

(1)	References to “access lines in service” are to lines billed.
(2)	ADSL means Asymmetrical Digital Subscriber Lines.
(3)	Percentage of customers satisfied with CANTV’s service as measured by customer opinion surveys conducted by third parties. Customer satisfaction data from 2000 to 2003 is not available because the survey design and methodology has not yet been reviewed and approved by CONATEL as part of the Government’s review of service quality mandates. CONATEL plans to issue a new regulation covering service quality mandates for all operators; however, no expected approval date has been announced. See “— Regulatory Framework.”

The number of access lines in service increased slightly during 2000 by 0.9%, reflecting the success of the prepaid platform combined with fewer permanent disconnections. Permanent disconnections have resulted principally from management’s continued aggressive focus on collections. The Company reassigns disconnected lines to new customers following upfront, qualifying credit history checks. See “— Billing.” During 2001 the number of access lines in service increased by 3.3%, driven by an increase of approximately 132,000 prepaid residential lines, and partially offset by a decrease of approximately 61,600 postpaid lines. During 2002 the number of access lines in service increased by 0.3%, driven by an increase of approximately 29,000 ADSL lines and partially offset by a decrease of approximately 23,600 non-residential lines. During 2003 the number of access lines in service increased by 1.1%, driven by an increase of approximately 30,000 ADSL lines and approximately 16,000 residential lines, partially offset by a decrease of approximately 19,300 non-residential lines as a result of business closures. Additionally, penetration decreased from 10.8 lines per 100 inhabitants in 1999 to 10.6 lines per 100 inhabitants in 2003 as a result of the general growth of the population.

Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and replaced obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network from 68.5% as of December 31, 1999 to 82.6% as of December 31, 2003. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. See “— Regulatory Framework — Regulation and the Concession.”

During 2000, lines installed decreased by 472,032 (13.3%) from 3,546,538 lines as of December 31, 1999 to 3,074,506 lines as of December 31, 2000. The decrease was due primarily to the elimination of analog lines. During 2000, the Company transferred and eliminated 502,808 analog lines and installed 43,504 new digital lines, which included 12,688 relocated digital lines.

The number of lines installed during 2002 increased slightly by 35,343 (1.1%) from 3,093,110 lines at December 31, 2001 to 3,128,453 lines at December 31, 2002. This increase reflects the success of the prepaid platform combined with fewer permanent disconnections.

The number of lines installed during 2003 decreased slightly by 2,178 (0.1%) from 3,128,453 lines as of December 31, 2002 to 3,126,275 lines as of December 31, 2003. These decreases were the result of network optimization through the retirement of analog lines which were migrated to digital lines.

The Company has continued to upgrade the network’s technological infrastructure in order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers. The Company implemented ATM Frame Relay platforms in the second half of 1997. Additionally, in 1997 the Company began to install an advanced Signaling System 7 (“SS7”) intelligent network platform. These technologies enhance the Company’s ability to provide high -speed data transmission services to its customers, as well as enhanced services including caller ID, automatic calling card validation, automatic redial and call forwarding. As of December 31, 2001, the Company had installed the SS7 system through its local tandem, domestic and international long distance switches, and continued expanding SS7 capabilities during 2002. During 1999, the Company began installing Digital Loop Carriers (“DLCs”) and continued the implementation of DLCs in 2001. DLCs provide voice, data and video services and allow for the introduction of other potential future services, improving the present transmission resources (copper, fiber optics, radio, etc.), the switching exchange plant and available structure. DLCs allow line concentration and voice transmission services to remote locations as well as data transmission services in high concentration areas such as commercial areas. DLC technology will provide the current network with significant intelligence functionality. The Company upgraded 12,480, 14,520, 11,470 and 5,627 lines to DLCs during 2000, 2001, 2002 and 2003, respectively, and expects to upgrade approximately 5,502 additional lines in 2004.

In order to provide high-speed services, the Company has adopted fiber optics as the medium of transportation for the transmission of voice, data, and video. During 1999, the Company completed the installation of an inter-urban high capacity broadband fiber optic network to interconnect the northern part of Venezuela. This area encompasses the vast majority of Venezuela’s population. In 2001, the Company had installed 33 kilometers of fiber optic transmission lines. The network, currently consisting of four rings, is being extended to cover other geographical areas. A fifth ring, which is already 97% complete, will cover the telecommunications needs of the southeastern part of Venezuela. Ring VI was 70% completed as of December 31, 2003. The Company redesigned a total of six urban rings in two of the major cities of Venezuela — five urban rings in Caracas and one in Maracaibo. Additionally, the Company installed interurban Dense Wave Division Multiplex (“DWDM”) transmission equipment and a fiber optic network in the Guatire – Higuerote branch, to close the Centro Nacional de Telecomunicaciones (National Telecommunications Center) (“CNT”) – Camurí ring. When completed, the fiber optic network will consist of strategically deployed rings connecting all major cities and most large corporate customers in Venezuela. In total, the Company installed approximately 30 kilometers of fiber optic transmission lines during 2003. This fiber optic network, when completed, will increase capacity and provide higher reliability for the Company’s domestic and international telecommunications systems. This system will also upgrade its current technology to international quality standards. The Company believes that the expansion of the fiber optic network will be in service by the end of 2004 and will connect approximately 90% of total users. The Company plans to use the fiber optic network as its “backbone” while maintaining its digital microwave network for redundancy.

The Company continuously seeks to enhance customer service and product offerings. The Company has been aggressively installing Asymmetrical Digital Subscriber Lines (“ADSLs”) throughout Venezuela since 2002. A total of 96,548 ports are currently in service and available for commercialization in 148 offices, including Caracas. CANTV.Net offers high-speed Internet access using the Company’s ADSLs.

The Company’s revenues from local and domestic long distance telephone services consist of installation and activation charges for new lines, basic monthly recurring charges, usage charges, public telephone usage and equipment sales. As of December 31, 2003, non-residential customers represented 21.2% of access lines in service and accounted for 58% of local and domestic long distance revenues in 2003. Revenues from usage constitute 58% of the Company’s local and domestic long distance revenues in 2003.

The Company’s local and domestic long distance traffic for the years 1999 to 2003 is presented in the table below:

Domestic Service Usage

Year	Total Local and Domestic Long Distance Minutes of Use (millions)	Minutes of Use per Average Access Line
1999	16,575	6,373
2000	16,711	6,432
2001	17,168	6,470
2002	17,493	6,476
2003	15,996	5,882

Total minutes of use of the Company’s domestic services increased during the period 1999 through 2002 mainly due to a net increase of lines in use. Minutes of use per average line in service increased during the period 1999 through 2002 due primarily to lower domestic long distance rates in real terms and the “Free Nights and Weekends” flat rate plan for domestic long distance. During 2003, total domestic service minutes of use and minutes of use per average access line decreased due to the migration of postpaid clients to prepaid plans. The prepaid customer segment is generally a lower-usage consumer.

In October 2002, the Company launched a new Domestic Long Distance “Nights and Weekends” plan for postpaid residential customers providing for reduced fees and extended times during specified periods and holidays. Under the new Nights and Weekend plan, subscribers are entitled to an additional hour at night from Monday through Thursday and two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 28,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 26,300. On December 31, 2003, 195,275 customers used our Nights and Weekends product. In May 2001, the Company launched a residential flat fee plan with unlimited local minutes. As of December 31, 2003, 110,008 customers were subscribed to this flat rate plan.

Public Telephones

As of December 31, 2003, the Company owned and operated 92,011 public telephones located throughout Venezuela. Approximately 81.6% of these public telephones operate with prepaid debit cards. As part of its strategy to improve customer service and operating results, the Company relocated less productive public telephones to high traffic areas during 2003. The Company plans to install approximately 2,970 additional public telephones during 2004. The Company is also planning the deployment of a new public telephone technology in 2004 that will allow its customers access to a wider range of services via the Company’s “Única” prepaid cards, instead of the chip card currently used.

CANTV sold 24.4 million CANTV prepaid cards during 2003, a 46% decrease as compared to 2002. This decline was primarily the result of lower usage and customer migration to the Company’s Telecommunication Centers.

Telecommunication Centers

The Company facilitates public access to telecommunications services via its Telecommunication Centers program. These Centers offer various communication services and use the best technology and service culture to support the commercial and social activity of the zone where each is located.

Telecommunication Centers are franchises operated by third parties, with technical support from the Company and are required by the Company to meet certain quality standards. These centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, electronic money transfers, bank draft payments, electronic sales points, mailing services and copying and faxing services. However, due to the exchange controls currently in effect, electronic money transfers are not longer available. The Company is currently also facing competition in the Telecommunication Centers franchises from another operator. The Company is implementing a set of initiatives to curb this trend including: (i) fostering the growth in the number of Telecommunication Centers by enhancing its franchise agreement and (ii) increasing Telecommunication Centers franchises to 454 as of December 2003, an 8.1% increase over December 2002.

Rural Service

Altair, a provider of rural telecommunications services via satellite, became a wholly-owned subsidiary of CANTV on May 6, 2002, when CANTV acquired the remaining 49% of Altair’s capital stock. As of December 31, 2003, the Company had 1,629 satellite-based lines serving rural areas with satellite technology. On October 24, 2003, an Extraordinary Shareholders’ Assembly of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV, effective December 31, 2003.

The Company also provides rural services through wireless systems using Movilnet platform and by radio-based stations. As of December 31, 2003, the Company had 1,140 lines using wireless technology and approximately 1,200 radio-based lines, of which 1,100 served residential customers and 1,240 were dedicated to public telephone services.

Interconnection Agreements

The New Telecommunications Law and corresponding regulations require CANTV to provide interconnection to other telecommunications operators for originated and completed calls. Under the Interconnection Regulations (as defined herein), companies are required to work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See “— Regulatory Framework — Regulation and the Concession — Amendments to the Regulatory Framework.” The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless, wireline and rural operators establish points of interconnection between their networks and CANTV’s networks. As part of its overall strategy, the Company entered into four revised interconnection agreements in May 2001 with competing telecommunications operators and, since then, has signed ten new interconnection agreements on basic telecommunications and/or long distance services with companies authorized by CONATEL to provide such services. These CANTV agreements provide the terms and conditions of the interconnection between CANTV and other carrier’s networks. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on negotiations between the Company and other operators. Each new interconnection agreement must provide certain rights and duties agreed by each operator there under with interconnection charges based on CONATEL’s suggested benchmark guidelines. Interconnection charges recently negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark, while interconnection charges for long distance operators equaled the values included in the benchmark. See “— Regulatory Framework — Regulation and the Concession — Amendments to the Regulatory Framework.” The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Current operators maintaining interconnection agreements with the Company are: Telcel, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Entel Chile, Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia Venezuela C.A. and Corporación Intercall.

International Long Distance Services

The Company’s international services include voice, video and data communication services representing 3.4% of the Company’s operating revenues in 2003. The largest of these services are international voice service and international IP access service.

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. Subsequent to that date, some other operators have obtained licenses from CONATEL to develop international long distance services.

The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization (“INTELSAT”), the global satellite consortium with 148 member countries, of which CANTV is a signatory with a 1.12% equity ownership interest. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals (“VSAT”) service. As of December 31, 2003, the Company owned 16.2% of the Americas I and 4.41% of the Columbus II fiber optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to Western Europe. As of December 31, 2003, the Company owned 4.19% of the Pan American system and 6.97% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.47% of the Columbus III system. The Columbus III cable system connects the United States to Europe. In addition, the Company has a minor participation in 10 other submarine cable systems: Antillas I, Arcos I, ECFS, Eurafrica, Rioja, Taino Caribe, TAT-12/13, TCS-1, TPC-4 and Unisur.

As of December 31, 2003, the Company had 23,907 international long distance circuits in service for voice, video and data. Of the Company’s international circuits in service, 96.47% were provided through submarine cable, 1.27% were provided via satellite and 2.25% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

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

The Company’s international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for 1999 through 2003:

International Service Usage

Year	Outgoing Traffic (millions of minutes)	Outgoing % Growth	Outgoing Traffic per Average Access Lines (minutes)	Incoming Traffic (millions of minutes)	Ratio of Incoming to Outgoing Traffic
1999	162.6	(1.8)	62.5	311.9	1.91
2000	187.9	15.6	72.3	366.8	1.95
2001	214.6	14.2	80.9	339.7	1.58
2002	212.3	(1.1)	78.6	228.0	1.08
2003	211.1	(0.6)	77.6	208.4	0.99

In 1999, outgoing traffic decreased 1.8% due to Venezuela’s recession. During 2000, outgoing traffic increased 15.6% due to a significant reduction in the international long distance rates. In 2001, outgoing traffic increased 14.2% as a result of lower international rates and the introduction of a “Preferred Country” long distance calling plan. This plan provides customers with a choice of up to five countries and a discount of up to 20% for calls made to selected countries. As of December 31, 2003, 111,837 customers were subscribed to the Preferred Country plan. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers. In 2002 and 2003, outgoing traffic decreased 1.1% and 0.6%, respectively, mainly as a result of the incorporation of new operators offering international long distance services as well as the use of other voice transmission mechanisms such as data circuits. The decline in incoming traffic of 33.2% during the period 1999 through 2003 was mainly related to a reduction in traffic from U.S. carriers. Some international carriers have been increasingly bypassing Venezuela’s international traffic termination with CANTV as several competitors have entered into the market in the past two years adopting aggressive pricing strategies and capturing market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments.

In 2003, 48 direct Time Division Multiplexing (“TDM”) and Voice over Internet Protocol (“VoIP”) routes to 34 countries accounted for approximately 75% of the Company’s international traffic. Transit centers in the United States, Italy, Canada, France, Curaçao and Spain, which provide for indirect routing of international calls to 190 countries, accounted for the remaining 25% of traffic. The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada) and South America (Colombia), which accounted for approximately 71.9% of its 2003 international traffic.

The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 1999 through 2003:

	Year Ended December 31,
	1999		2000		2001		2002		2003
Outgoing international long distance minutes:
North America	78.8	16.6%	77.6	14.0%	87.1	15.7%	62.6	14.2%	73.5	17.5%
South America	36.7	7.7%	58.8	10.6%	67.8	12.2%	72.9	16.6%	65.5	15.6%
Europe	34.8	7.3%	39.1	7.0%	45.0	8.1%	64.3	14.6%	56.2	13.4%
Others	12.3	2.7%	12.4	2.2%	14.3	2.7%	12.5	2.8%	15.9	3.8%

Total	162.6	34.3%	187.9	33.8%	214.2	38.7%	212.3	48.2%	211.1	50.3%

Incoming international long distance minutes:
North America	222.9	47.0%	252.2	45.5%	220.7	39.8%	122.2	27.8%	123.3	29.4%
South America	34.0	7.2%	51.5	9.3%	55.5	10.0%	47.0	10.7%	39.5	9.4%
Europe	40.8	8.6%	47.1	8.5%	49.0	8.8%	44.7	10.1%	29.8	7.1%
Others	14.2	2.9%	16.0	2.9%	14.5	2.7%	14.1	3.2%	15.8	3.8%

Total	311.9	65.7%	366.8	66.2%	339.7	61.3%	228.0	51.8%	208.4	49.7%

Wireless Services

As of December 31, 2003, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communication services in areas that covered approximately 77.4% of Venezuela’s population. Movilnet provides these services pursuant to a cellular concession (the “Cellular Concession”) which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately $82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The New Telecommunications Law eliminated the former annual cellular concession fee and subjects cellular service providers to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual tax for cellular services providers will be 4.8% of annual revenues. The following table sets forth the taxes for cellular services providers:

	2000	2001	2002	2003	2004	2005	2006
Concession tax	10.0%	N/A	N /A	N/A	N/A	N/A	N/A
Activity tax	N/A	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Tax to cover CONATEL’s activities	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax for spectrum allocation (1)	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax to create the Universal Service Fund	N/A	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Tax for the Telecommunications
Training and Development Fund	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Cellular supplemental tax	N/A	4.5%	3.5%	2.5%	1.5%	0.5%	N/A

	10.0%	9.3%	8.3%	7.3%	6.3%	5.3%	4.8%

(1)	The specific methodology of calculation was established by CONATEL in February 2002. However, the tax for spectrum allocation that resulted from this methodology cannot exceed the established maximum of 0.5% under the New Telecommunications Law.

The following chart provides information regarding the growth of Movilnet’s subscriber base and traffic from 1999 to 2003:

	Year Ended December 31,
	1999	2000	2001	2002	2003
Number of subscribers:
Postpaid	314,933	207,134	207,216	201,108	200,651
Prepaid	866,340	1,498,856	2,254,285	2,359,610	2,480,423

Total	1,181,273	1,705,990	2,461,501	2,560,718	2,681,074

Traffic (in thousands of minutes) (1)	1,324,220	1,556,845	2,126,630	2,270,674	2,344,707

Penetration (2)	4.9%	7.0%	9.9%	10.1%	10.4%

(1)	Billed minutes excluding night and weekend minutes, and free minutes.
(2)	Customers as a percentage of total population.

Wireless services is one of the Company’s fastest growing businesses. As of December 31, 2003, Movilnet served 2,681,074 customers, which represented an estimated market share of approximately 42%. The number of customers served by Movilnet has increased by a compounded annual growth rate of 27.7% from December 31, 1999 through December 31, 2003. The Company markets its wireless services through a network of agents and the Company’s commercial offices. As of December 31, 2003, the number of postpaid subscribers slightly decreased by 457 or 0.2% compared to 2002, while the number of prepaid subscribers increased by 120,813 or 5.1%. As of December 31, 2002, the number of postpaid subscribers slightly decreased by 6,108 or 2.9% compared to 2001, while the number of prepaid subscribers increased by 105,325 or 4.7%. As of December 2001, the number of postpaid subscribers was maintained while the number of prepaid subscribers increased by 755,429 or 50.4% from December 31, 2000. As of December 2000, the number of postpaid subscribers decreased by 107,799 or 34.2% and prepaid subscribers increased by 632,516 or 73% from December 31, 1999. The decrease in postpaid subscribers during 2000 was primarily due to the migration from postpaid to prepaid services.

Wireless service postpaid customers are charged an activation fee, a basic monthly recurring charge, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are charged usage fees on a per-minute and per-second basis. In 2000, Movilnet introduced a per-second plan for postpaid and prepaid services. Movilnet operates on a “calling party pays” system under which customers are charged only for calls they originate with the exception of international roaming charges derived from customers receiving calls when they are out of Venezuela. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers, primarily from its interconnection agreement with CANTV.

Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, national and international roaming, and Mobile Data Solutions using Cellular Digital Package Data (“CDPD”) technology, although this technology is currently being replaced by the new CDMA-1X technology. Movilnet has continually sought to enhance the services and features of its wireless network and intends to be a leader in 3G wireless services through the introduction of new services and advanced product offerings.

During 1999, Movilnet launched a number of new services and products, including wireless data transmission services (“Movidata”), value-added services such as “Moviltexto” and Short Message Service (“SMS”), which is a general information center and a variety of prepaid services that target specific customer needs in various segments of the market. During 2000, Movilnet launched Wireless Access Protocol (“WAP”) for both post-paid and prepaid customers. This product provides wireless

Internet services for a flat monthly fee. During 2001, Movilnet introduced new services such as “Sónico” (“Sonic”) tones and icons and “Habla Más con Mucho Más” (“Talk more with much more”). During 2002, Movilnet launched several SMS products like “Chat” designed to realize synergies from the demand for SMS, similar to Internet chat; “Juegos” (games) and “TV/radio Interactivo” (Interactive TV/radio). The increasing interest in wireless data transmission came as a response to the evolution of wireless networks to third generation cellular services (“3G”). In addition, Movilnet has a web portal, a personal mobile Internet portal through a wireless phone that allows Movilnet’s customers to receive and read selected information including web pages and to receive and send e-mail messages. In May 2002, Movilnet and other wireless operators began interconnecting their SMS platforms. During 2003, the volume of SMS, including interconnected text messages exploded, reaching approximately 12.7 million messages a day. During 2003, Movilnet also launched several SMS products like “e-mail en tu celular” (“e-mail on your cellular”) designed to send and receive e-mails with a CANTV.Net account, “Tienda Movilnet” (“Movilnet Shop”) for the purchase of handset via web, “Servicios 3G” (“3G Services”) for downloading 3G services in certain CDMA-1X handsets and “Consulta tu Saldo” (“Consult your balance”) for the review of balances of CANTV and Movilnet accounts via SMS. Other products based on the same technology and the CDMA-1X technology are planned to be launched in 2004.

Movilnet is continually developing applications to support its migration strategy into advanced data services. In 1996 Movilnet installed nationwide TDMA digital technology. In November 2002, Movilnet launched a nationwide CDMA-1X technology platform which provides high-speed wireless data transmission and wireless Internet access. CDMA-1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient use of voice spectrum. Compared to TDMA, CDMA technology offers superior voice quality, terminal availability and diversity, cellsite capacity, data capacity, as well as a smoother transition to 3G and concurrent voice and data services. Movilnet currently provides wireless services utilizing switching equipment and radio base stations for TDMA and CDMA technologies provided by Ericsson LM Tel. Co. and Lucent Technologies, Inc., respectively. The Company believes that the CDMA 2000 technology, and its already fully developed next evolution, Ev-DO, will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. As of December 31, 2003, Movilnet’s digitalization level was approximately 80.0% of its voice paths capacity. In addition, approximately 99.9% of its customer base handsets were digitally capable as of December 31, 2003.

Other Telecommunications-Related Services

The Company provides various telecommunications-related services that extend beyond basic telephone service and wireless services, including data transmission, directory information services and value-added services including Internet access. In addition, the Company currently provides its customers with time information, trouble/repair reporting, directory assistance and other operator and emergency services free of charge.

Data Transmission

The Company’s data transmission services are provided through high-capacity private links, which as of December 31, 2003, consisted of 41,197 circuits serving 2,105 private line customers. As part of its strategy with respect to large corporate customers, the Company is implementing Virtual Private Network (“VPN”) technology and intends to encourage its private line customers to use VPN services. VPN technology should enable the Company to provide higher quality dedicated services while improving efficiency by increasing utilization of the network and better compete with the other data transmission service providers in the market. In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. As of December 31, 2003, the Company had 76,847 ADSL subscribers, which represents an increase of 64.0% from 2002.

Value-Added Services and Other Services

The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, “web page” hosting, enhanced fax service, audio text, 900 service in all parts of the country, inside wire maintenance service, data transmission services, computer network management, professional services including outsourcing of telecommunications networks and other intelligent network and data capabilities, all of which lead to higher usage of the Company’s network. The Company aims to capture the largest share of the market for value-added services by using its existing telecommunications resources and leveraging its relationship with Verizon.

Internet Access

The Company provides Internet access service through its wholly-owned subsidiary, CANTV.Net. CANTV.Net provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV.Net is the largest Internet service provider in Venezuela, serving 231,938 subscribers and 1,143,454 users as of December 31, 2003, with an estimated market share of approximately 63.0%. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, VPN, e-commerce solutions, portal kits and integrated products that include PCs, Internet access and financing facilities.

As of December 31, 2000, the Company had a router platform that operated at 34 locations, with a Wide Area Network (“WAN”) broadband capacity of up to 1,482 Mbps, which is used for dial-up and ADSL Internet access. The Company added three locations in 2002 and increased its broadband capacity by 468 Mbps to 1,950 Mbps. During 2003, the Company increased its platform core capacity to 2,488 Mbps with the addition of four STM-4/ATM interfaces.

Through various initiatives, CANTV.Net is rapidly becoming one of the most sophisticated Internet service providers in the region. As of December 31, 2003, CANTV.Net’s international broadband capacity is 680 Mbps and it currently plans to continue increasing its capacity in 2004. Access to this capacity is provided by broadband technologies that facilitate multimedia and business applications such as Frame Relay and ADSL.

During 2000, CANTV.Net launched a prepaid card for Internet access. This service is designed to support the e-media strategies of the Company and to expand the use of the new CANTV.Net portal. CANTV.Net includes a new product named “el kit de e-commerce” (“e-commerce kit”) which offers e-commerce solutions.

CANTV.Net’s “Invasión IP” customers increased 48.6% to 65,676 at the end of 2003 as compared to 2002. Through this service, customers are able to pay their Internet access through their telephone invoice, instead of charging it to a credit card. In addition, CANTV.Net was the first Venezuelan company to be authorized by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (National Integrated Service of Custom and Tax Administration) (“SENIAT”) to distribute invoices electronically and valid for tax purposes. This initiative has allowed CANTV.Net to reduce printing, enveloping and distribution costs.

PC News and Report awarded CANTV.Net the “LoMejorDe.com” 2003 awards for Venezuela’s “Best Internet Portal,” “Best Free Mail,” “Best ISP provider,” “Best Web-Hosting Site” and “Best corporate IP service provider.” According to the most recent publication of Alexa Internet (http://www.alexa.com), an industry research organization, CANTV.Net is the most visited portal in Venezuela, ranked 8th in the most popular Spanish sites, and 771st worldwide.

Directory Information Services

The Company provides telephone directory information services through its 80%-owned subsidiary Caveguías (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguías publishes telephone directories (“White Pages”) and business directories (“Yellow Pages”). It also operates an Internet portal that provides on-line access to the Company’s directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. During 2003, Caveguías launched the following new products: the Travel Guide, which provides tourism information and the Mobile Guide, which gives cellular users access to commercial information and local, regional and national services. Caveguías derives revenues from sales of advertising space in its printed and electronic directories. Advertisers in the Company’s printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguías currently competes with all other major media suppliers in the sale of advertising.

Property, Plant and Equipment

The Company’s property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2003, the Company’s fixed assets were comprised of network facilities (81.1%), buildings and facilities (15.0%), other support assets (3.7%) and construction work in progress (0.2%).

The Company provides local, national and international telecommunications services in Venezuela through a full service telecommunications network. Pursuant to an expansion and modernization program, the Company has maintained approximately 2.7 million access lines in service and has increased wireless subscribers from 1,181,273 to 2,681,074 from December 31, 1999 to December 31, 2003, respectively. The percentage of digital access lines installed in the Company’s network has increased from 68.5% as of December 31, 1999 to 82.6% as of December 31, 2003. All of the Company’s international and domestic long distance switches are digital.

In 2003, the Company made limited investments designed to improve the quality of its network, and delayed completion of a high capacity broadband fiber optic network linking Venezuela’s major urban centers. During 2003 some projects that were initiated in 2002 were completed, such as the first phase of the CDMA-1X network deployment, that allows the provision of new services, which are not possible over the TDMA network. Despite the economic downturn, the Company continued to support the growth of services such as ADSL. In addition, other investments on the wireline network were mostly targeted towards the maintenance of operational continuity.

Additionally, during the last quarter of 2003, the Company undertook important projects as a response to market opportunities, such as the beginning of Phase II of the CDMA-1X network deployment, and the substitution of the public telephony prepaid platform. These projects are expected to be completed during 2004.

The Company’s capital expenditures are expected to be funded through internally generated cash. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company’s network please see “—Domestic Telephone Services,” “— International Long Distance Services,” “— Wireless Telephone Services” and “— Other Telecommunications-Related Services.”

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

Business Segments

Segment information for the Company’s two main business segments, wireline and wireless services, is set forth in Note 21 to the Audited Financial Statements.

Rates

Please refer to “ — Regulatory Framework — Regulation of Tariffs” for a discussion on the regulatory framework affecting the Company’s rates.

The following table sets forth information regarding the constant average rates charged by the Company for local and domestic long distance service, international long distance service, public telephone service and wireless services for the years ended December 31, 2001, 2002 and 2003.

	Year Ended December 31,
	(Expressed in constant bolivars as of December 31, 2003)
	2001	2002	2003
Installation (1):
Residential	84,229	78,708	66,905
Non-Residential	90,667	85,266	80,086
Subscription (2):
Residential	129,401	120,485	68,015
Non-Residential	206,799	198,847	137,328
Basic monthly recurring charge:
Residential (3)	15,043	16,629	15,535
Non-Residential	26,938	25,277	24,975
Local usage (per minute):
Residential (3)	43	37	29
Non-Residential	48	46	42
Domestic long distance (per minute) (4):
Residential	208	179	151
Non-Residential	217	193	186
International long distance (per minute) (5):	812	641	492
Public telephone service (per minute):
Local call (6)	36	36	36
Domestic long distance (6)	173	147	144
Interconnection – fixed to mobile
Local usage (per minute)	390	306	327
Domestic long distance (per minute)	530	463	375
Interconnection – mobile to fixed
Local usage (per minute)	50	31	36
Domestic long distance (per minute)	173	155	193
Wireless telephone service
Postpaid (7):
Activation fee	1,564	8,680	6,595
Basic monthly recurring charge	28,815	34,400	31,875
Usage:
Peak hour (per minute)	266	419	376
Off-peak hour (per minute)	193	252	122
Prepaid (8):
Peak hour (per minute)	629	605	501
Off-peak hour (per minute)	263	290	110

(1)	Installation fees are one-time charges paid at the moment of the installation.
(2)	Subscription right fees are upfront fees paid by customers when service is activated and also includes a charge for acquisition of new equipment.
(3)	Weighted average of seven plans offered during 2001 and weighted average of five plans offered during 2002 and 2003. Represents charges for usage in excess of free minutes for 2002 and 2003, as the weighted average of five plans.
(4)	Weighted average per minute rates.
(5)	Weighted average per minute rates. International long distance rates do not vary between residential and non-residential customers.
(6)	Represents a per-minute charge.
(7)	Weighted average based on actual billing for total plans.
(8)	Weighted average based on the number of customers by the two plans offered by Movilnet for year 2000. Weighted average based on actual billing of two plans in 2001, 2002 and 2003.

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law on July 1, 2001 through June 14, 2002 and further revised tariffs were established effective on June 15, 2002 through December 31, 2002. The revised tariff structure also enabled the Company to better serve customers needs according to their usage patterns. Pursuant to the revised tariffs, the rates for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was of approximately a 15% additional increase in the rates for local and domestic long distance calls from fixed to mobile. In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition, domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed-upon tariff revisions became effective in January 2003 as expected. On February 3, 2003, the Ministry of Production and Commerce and the Ministry of Infrastructure established price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime. The revised maximum tariffs for 2003 were allowed for certain non-residential services and were applied during April, July and October 2003 pursuant to resolution No. 255 dated March 18, 2003 and effective on April 27, 2003. In connection with the revised tariffs during 2003, only the following services were subject to increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.) and (ii) rates for basic public telephony increased from 27.63% to 31.63%. These increases included the extraordinary adjustments due to deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% and 4.04% in July and October 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs are not subject to revision and remain unchanged pursuant to the new price controls regime adopted on February 3, 2003.

The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that telecommunications operators may charge. The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. Please see “Item 3. Key Information — Risk Factors — Inflation, Tariff Regulation and Price Controls.”

CANTV began administrative legal proceedings to resolve whether basic residential telecommunications services should be regulated by CONATEL, as established in the Telecommunications Organic Law, or the Ministry of Production and Commerce, pursuant to the governmental price control decree. On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunications services market), despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL, which is still pending CONATEL’s response.

The Company’s revenues from local and domestic long distance telephone services consist of installation charges and charges for new lines, basic monthly recurring charges, usage charges, public telephone usage and equipment sales. All local traffic is measured and billed based on duration and, in the case of domestic long distance calls, is based on the time of day when the call is made. The number of impulses counted during each call measures the duration of local calls. A local call impulse is generated every 60 seconds. Rates for domestic long distance do not differ for residential and non-residential customers, but the weighted averages differ due to different usage patterns between the two groups. Nighttime consumption, which is less expensive than daytime consumption, is generally greater for residential customers.

At the beginning of 2000, CANTV offered three residential monthly rate plans: (i) the Basic Plan had the lowest monthly rate, included 60 free local minutes per month and charged relatively higher rates for additional local call minutes; (ii) the Intermediate Plan had a higher monthly rate, included 100 free local minutes per month and changed lower rates for additional local call minutes and (iii) the Premium Plan had the highest monthly rate, included 150 free local minutes per month and changed the lowest rates for additional local call minutes.

The Agreement by CANTV and CONATEL, effective March 23, 2000, increased the number of permitted plan offerings from three to six and reduced the number of free minutes to 40, 65 and 90 minutes from the 60, 100 and 150 minutes established in the basic, intermediate and premium plans, respectively, available in 1999. The three additional plans included a special plan for Internet users and a wireline prepaid plan. The Agreement provided for a single domestic long distance weighted average rate of $0.1875 per minute. The Agreement also advanced the rebalancing process by reducing the international long distance rates by a weighted average of 35%. The Agreement allowed for a 23% increase in public telephone rates. CANTV introduced the four new plans permitted by the Agreement and implemented the changes required by the Agreement effective March 23, 2000. Additional tariff adjustments on local services were permitted effective June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that became effective March 11, 2001 and a new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system for 2001, the maximum tariffs may be adjusted upwards or downwards based on a formula tied to the WPI and the rate of devaluation (“ROD”) in the bolivar, with a higher weight given to the cumulative percentage change in the WPI. See “— Regulatory Framework — Regulation of Tariffs.” The first tariff increase became effective on March 11, 2001 and the second tariff increase became effective on July 1, 2001. Revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published May 30, 2002 in the Official Gazette of Venezuela No. 37,454 and became effective from June 15, 2002. Under this new tariff scheme effective June 15, 2002, residential plans were reduced from seven to five, including a flat residential tariff and the prepaid services. The plans “Limited”, “Classic” and “Talk more for less”, replaced the five previous existing plans that had been effective through June 15, 2002.

In the fourth quarter of 1998, CANTV launched Extended Local Area Service (“EAS”) in certain parts of Venezuela. EAS migrated certain domestic long distance traffic to local area service, allowing CANTV to effectively achieve additional rate rebalancing while providing the opportunity to shift revenues to the local service category, which is less vulnerable to competition and price elasticity. EAS gives customers a better tariff package for specific calling patterns. See “— Regulatory Framework — Regulation and the Concession — Rate Regime.”

By the end of 2000, the Company began the National Numbering Plan, which upgraded the Company’s national numbering system for both basic telephone and wireless services to world class standards. The National Numbering Plan changed the area codes from three to four numbers and this change was applied gradually in each region. This project migrated certain domestic long distance service areas to local area service and vice-versa in 2002.

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

Wireless postpaid subscribers are charged an activation fee, a basic monthly recurring charge, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during “peak” hours or “off-peak” hours. Movilnet offers its postpaid customers 18 service plans, which vary in terms of price and services. Prepaid customers are charged per-minute and per-second usage only based on the number of minutes and seconds purchased on prepaid cards. The Company currently sells a unique prepaid card named “Única” that can be used for wireless, wireline and Internet service. Prepaid clients may use the “Única” prepaid card on any one service, but it must be activated for wireless services first to use the card for multiple services. Prepaid cards are sold in denominations of Bs. 5,000, Bs. 10,000, Bs. 12,000 and Bs. 20,000. Additionally, in 2004 the Company introduced prepaid cards in denominations of Bs. 7,000 and Bs. 50,000.

The prepaid amount has no expiration date after the activation of the prepaid card, except for the Bs. 5,000 and Bs. 7,000 denomination which are valid through 30 days after their activation. Usage charges are based on a “calling party pays” principle under which Movilnet’s customers are charged only for calls they originate. Roaming charges are applied to customers receiving calls from persons whose calls originate outside the receiving party’s home area. Movilnet charges CANTV an access fee for calls terminating on Movilnet’s wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV’s network. This access fee structure also applies to competing cellular service providers.

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

Growth of the Company’s wireline operations was partially impacted by outstanding accounts receivable balances, which were uncollectible primarily due to the deterioration in the Venezuelan macroeconomic environment since 1998. In response, the Company developed collections and credit policies that include a tightening of its credit policies and strict procedures requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2003, CANTV made 3,174,682 temporary disconnections and permanently disconnected 331,171 residential and non-residential lines compared with 2,110,109 and 263,884 lines temporary and permanently disconnected, respectively, in 2002. Permanently disconnected lines are aggressively reassigned to new customers following upfront credit history checks. During 2003, the Company’s uncollectibles provision expense was Bs. 87.7 billion compared to Bs. 88.4 billion in 2002. The Company’s provision for uncollectibles represents 2.7% and 2.6% of total operating revenues as of December 31, 2003 and 2002, respectively.

The Company’s collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date. Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently disconnected. CANTV charges a reconnection fee to the temporarily disconnected customers. Revenues from the reconnection charge were Bs. 26,386.3 million for residential customers and Bs. 20,754 million for non-residential customers for the year ended December 31, 2003. The Company also charges 12% per annum on overdue amounts from non-Government customers.

At December 31, 2003, the average number of days that CANTV receivables remained outstanding was approximately 45 days for all customers except Government entities, compared to 46 days at December 31, 2002. During 1999, the Company changed the methodology used to calculate the average number of days that receivables remained outstanding to the “Average Billing Method” from the “Countback Method.” The new methodology consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by 30. The “Countback Method”

calculates the average number of days that receivables remained outstanding by subtracting the monthly billing from the receivable balance. In 2000, CANTV modified the “Average Billing Method,” by including undistributed payments (payments received but unidentified and previously excluded from amounts collected) to the amount of accounts receivable used in the calculation.

The average number of days that receivables remained outstanding from Government entities was approximately 172 days as of December 31, 2003, compared to 266 days as of December 31, 2002. Accounts receivable from Government entities increased 11.8% during the year to Bs. 140,585 million at December 31, 2003 from Bs. 125,786 million at December 31, 2002.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company in full for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain outstanding obligations including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 72.2 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 11.1 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bonds issued of Bs. 80.8 billion related to accounts receivable from prior years representing 49.5% of the outstanding balance as of December 31, 2001. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially. As of December 31, 2002, Government entities owed the Company Bs. 106.4 billion, of which Bs. 55.3 billion was outstanding from prior years. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. As of December 31, 2003, Bs. 24.2 billion of bonds issued to CANTV have become due and has been applied by the Company for the payment of certain taxes. See Note 8 to the Audited Financial Statements.

Competition

Under the Concession, the Company was the exclusive provider of switched, fixed, local, domestic and international telephone services in Venezuela until November 27, 2000 except in certain circumstances. Beginning on November 27, 2000, however, the Concession allowed direct competition for these services. In addition, the Concession also allowed the Ministry to grant concessions for basic telephone services to third parties prior to November 27, 2000 in certain circumstances. See “— Regulatory Framework — Regulation and the Concession — Competitive Framework.”

Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2004, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel, Digicel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; Internet service providers, such as CANTV.Net, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV (via satellite transmission). These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2004, Telcel and NetUno were operating as local service providers. See “— Regulatory Framework — Regulation and the Concession — Competitive Framework.”

CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services (“LMDS”) in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2004, the Company does not believe that in the short term any temporary loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations. See “— Regulatory Framework — Regulation and the Concession — Competitive Framework.”

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, and as the effectiveness of the Company’s efforts to prepare for increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services position it to operate effectively in a competitive environment.

Corporate Image

The Company promotes its image through advertisements based on nationwide and regional mass campaigns via television, radio and print media. A significant effort has been made to target the messages to each particular segment of the market by its business unit. In September 2000, CANTV launched a new corporate logo and image in a nationwide campaign to reflect the changes that the Company had made in preparation for open-market competition. The campaign emphasizes the open communication between the Company and its customers, adopting a new slogan “comunicación abierta” (“Open communication”) and reaffirmed its commitment to become a world class telecommunications company by offering innovative products and quality services. During 2000, CANTV made public for the first time its donations to nonprofit organizations, through a massive advertising campaign to reflect the Company’s good corporate citizenship. In April 2001, Movilnet and CANTV.Net changed their logos to resemble CANTV’s logo, as part of a brand consolidation strategy including the presentation of a uniform image to customers. Using the same graphics and font, Movilnet launched its new slogan “contigo siempre” (“Always with you”) and CANTV.Net also launched its new slogan “te acerca el futuro” (“Taking you closer to the future”). Additionally, in order to reinforce its new corporate image, the Company has changed the names of its operating units, as part of an organizational restructuring. During 2004, CANTV has reinforced the promotion of social initiatives, mainly with Superaulas (Super classrooms), which offers virtual classrooms for elementary schools. This new project has reaffirmed the Company’s social responsibility and has been received positively throughout the country.

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the Company’s activities, including the rates it charges for telephone services. The principal components of this regulatory framework have been created by (1) the “New Telecommunications Law,” which supersedes the former telecommunications law enacted on August 1, 1940; (2) the telecommunications regulations established on November 24, 2000 (collectively, the “Telecommunications Regulations”), composed of (i) the Reglamento de Apertura del Servico de Telefonía Básica (the “Regulations for Basic Telephony Services”), (ii) the Reglamento de Interconexión (the “Interconnection Regulations”) and (iii) the Reglamento de la Ley Orgánica de Telecomunicaciones Sobre Habilitaciones Administrativas y Concesiones de Uso y Explotación del Espectro Radioeléctrico (the “Administrative and Concessions Regulations”); (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; (6) the Agreement dated on February 21, 2000 between CANTV and CONATEL; and (7) the new price control framework for telecommunications services adopted on February 3, 2003.

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

The Concession, granted to CANTV by the Government in October 1991, and amended in November 1991, has an initial term of 35 years and, subject to the approval of the Ministry and the satisfactory performance by CANTV of its obligations under the Concession, may be extended for an additional 20 years. The Concession provided that CANTV was the exclusive provider of switched, fixed local, national and international telephone services, existing or to exist in accordance with technological advances in telephony throughout Venezuela until November 27, 2000, except in limited circumstances. See “— Competitive Framework.”

CONATEL has the authority to review and approve CANTV’s tariffs, to require information regarding the expansion and modernization plans, to inspect CANTV’s equipment and properties, as well as its accounting and other records, and to impose sanctions, including forfeiture of the Concession, for violations of the New Telecommunications Law, the Telecommunications Regulations and the Concession. Under the Concession, CANTV is required to provide CONATEL with information necessary for monitoring CANTV. Among other things, CANTV is required to report annually to CONATEL on the status of various services under the Concession, including CANTV’s compliance with quality improvement requirements and annual reports on network expansion and modernization.

In February 2000, CANTV entered into the Agreement with CONATEL regarding the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to subject matter specifically referred to therein and the Concession continued to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement controlled. See “— The Agreement.” Since 2001, the New Telecommunications Law and the Telecommunications Regulations govern and regulate telecommunications activities. The Concession and the Agreement control specific items not included or regulated in the Telecommunications Law and the Telecommunications Regulations.

The Agreement was reached following delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth year review required under the Concession and resolved the outstanding differences between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV could introduce without CONATEL’s prior approval and which, in the case of certain optional plans, CANTV could offer with higher basic rent and free minutes up to a $80 maximum and (v) CANTV’s agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations pursuant to the Agreement.

The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not able to reach an agreement on the tariffs to apply after November 27, 2000. During 2000, CANTV and CONATEL failed to reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective on March 11, 2001 and a new tariff-setting system, which has been used to adjust the rates the Company charges since March 11, 2001. See “— Regulation of Tariffs.”

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

The New Telecommunications Law establishes CONATEL as an independent regulatory body in charge of overseeing the implementation of regulations pursuant to the established framework for a new competitive market. It also considers telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation and includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the present tariff structure, providers are free to set their own rates unless there is insufficient competition and certain telecommunications services would become subject to tariff regulation. In this case, CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. Presently, CONATEL regulates CANTV’s telephone services tariffs under a tariff-setting system until meaningful competition is achieved. The Superintendencia para la Promoción y Protección de la Libre Competencia (Superintendent of Promotion and Protection of Free Competition) (“Pro-Competencia”) is the agency with the authority to designate a company as having a dominant position in the market. See “— Regulation of Tariffs.”

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

The New Telecommunications Law also provides for a tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. These taxes are: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax that was set at 4.5% of annual revenues in the year 2000 and subject to decreases of 1.0% per annum until 2005 after which time the supplemental tax is scheduled to be eliminated.

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

(i) The Regulations for Basic Telephony Services

The Regulations for Basic Telephony Services establish the general model, requirements, conditions, limitations and general provisions necessary to ensure the opening of the basic telephony services market to free competition, transparency and equality of opportunity among established operators and new market entrants. Minimum infrastructure developments have been set for those operators who wish to provide local and domestic long distance services in certain areas of the country. International long distance carriers must comply with, and provide service to, pre-determined locations (i.e., certain countries of origin and call termination). A regional scheme divides the country into five regions which allows for modifications of the tariff regime. Regional operators are able to set regional tariffs as appropriate.

These regulations also govern the system for pre-selecting domestic and international long distance carriers. Pursuant to the Regulations for Basic Telephony Services, an independent third party has been contracted to handle the pre-selection process under CONATEL’s supervision. The selected third party is the database administrator and is responsible for the supervision and migration of the long distance registry of consumers and the selections they make. This mechanism has been used successfully in several countries and is designed to provide equality to carriers and consumers. Consumers can also select the long distance carrier of choice on a per-call basis by dialing the operator’s prefix before the desired phone number based on quality, price or service. CANTV provides both types of presubscription services to consumers.

(ii) The Interconnection Regulations

The New Telecommunications Law provides for mandatory interconnections with charges based on costs to stimulate the commencement of effective competition, eliminate cross-subsidies and promote self-regulation of the sector. The Interconnection Regulations require access for the interconnection of other operators’ networks to CANTV’s telephone network and allow interested parties to negotiate the terms and conditions of their interconnections subject to general principles of non-discrimination, equality of access and good faith.

Pursuant to the Interconnection Regulations, operators are required to make available to other operators soliciting interconnection the essential resources of their network needed to render telecommunications services, including call transport, origination and termination of calls for fixed, wireless and mobile local services, subscriber numbers, sufficient information for billing and collection, systems used in transmission or routing of calls, signaling and network access for “smart” features, and operator and directory assistance. Signaling, the process of sending information between two parts of a network to control, route and maintain a telephone call, is required to be provided using SS7, employing as many separate channels as may be necessary to establish interconnections and optimal use of the network. As of December 31, 2002, the Company had finalized the installation of the SS7 system through its local tandem, domestic and international long distance switches. The Interconnection Regulations also require CANTV to provide at least one centralized point of interconnection in each local area for local traffic and one centralized point of interconnection for each central long distance office. New market entrants are required to provide less points of interconnection than CANTV.

New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, CONATEL is required to establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements pursuant to the Interconnection Regulations. Until November 2002, in case of disagreement among parties, CONATEL set interconnection charges based on a benchmark study. After that date, a long run incremental cost model was planned to be used to set the charges. As of December 31, 2003, CONATEL had not finalized the model, which is expected to be implemented in 2004.

Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remained in force provided they were amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on tariffs established by the Company. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Currently, the Company has entered into interconnection agreements with the main fixed and/or mobile operators including Movilnet, Telcel, Digitel, Digicel, Infonet and Veninfotel; and long distance operators including Entel Chile, Multiphone Venezuela, LD Telecom, Totalcom, Etelix, New Global Telecom Venezuela (NGTV), Convergence, Convergia Venezuela, C.A. and Corporación Intercall, C.A. Interconnection charges negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark, while interconnection charges for long distance operators equaled the values included in the benchmark. In addition to negotiations with new incoming operators, CANTV executed additional interconnection agreements with mobile and fixed operators during 2003.

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

Administrative licenses for each service requested are subject to compliance with a set of specific criteria. The specific criteria are based on technological convergence and on the services promoted by the Telecommunications Regulations. While fixed local service operators are not subject to certain minimum service obligations applicable to domestic long distance service operators, they are required to have exchange facilities or access to exchange facilities, and be able to satisfy the demand for fixed local services in their assigned area. Also, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. Domestic long distance operators are required to service all of the newly established five national geographical regions within two years following the receipt of an administrative license for this service. International long distance operators are required, at a minimum, to provide international long distance service between Venezuela and the United States, Colombia, Spain, Italy and Portugal within one year of obtaining an administrative license for this service and provide, within their second year of service, international long distance service between Venezuela and Ecuador, Peru, Mexico, Bolivia, Brazil and Canada.

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

In order to use the radioelectric spectrum, an interested party must apply for a limited period concession covering a pre-determined portion of the spectrum. The process to obtain a concession for the radioelectric spectrum includes a qualification phase and a selection phase based on a public auction as it is considered a public resource under the new regulatory scheme. CONATEL determines at the beginning of each calendar year the portion of the spectrum to be auctioned and conditions for selection. When the spectrum is auctioned, the winning bid obtains a non-assignable right to use the spectrum in addition to an administrative license to provide services and establish and use the network. Concessions, such as cable television or fiber optic telephony, may be granted shortly after a request is approved since they are not subject to open bidding. Concessions for the use of the radioelectric spectrum for broadcast television and standard radio transmission are granted through an administrative proceeding. Foreign investors are prohibited from participation in broadcast television and standard radio transmission in Spanish. The basic telephony concession also requires the payment of a surety bond.

Network Expansion, Modernization and Quality Improvement Requirements

The Concession required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones each year until 2000. In accordance with the Concession, the Company filed with CONATEL certain network expansion and modernization plans. Each annual plan has been subject to CONATEL’s approval. The Company’s plans have incorporated its expansion and modernization proposals for national, regional and city network build-outs. The plans have been based on the principle of uniform growth for all regions in the country. Compliance with the approved plans and mandates were required by the Concession until December 31, 2000. During 2000, the Agreement established and controlled expansion and modernization mandates, eliminating mandates required under the Concession. CONATEL has not yet established new mandates to control expansion, quality and modernization standards.

The economic forecasts developed and relied upon in 1991, on which the nine-year Concession mandates were originally based, assumed the substantial growth of Venezuela’s GDP. Since 1992, the Venezuelan economy has experienced a continuous downturn. As a result of the downturn in the economy and the emergence of wireless services, the Company experienced a decrease in demand for fixed telephone lines and, in certain of its service areas, had excess capacity for telephone services. Pursuant to a proposal submitted by the Company, on September 9, 1996, the Ministry adopted a resolution to reduce the Company’s expansion mandates for 1996 through 2000.

Under the Agreement reached in February 2000, quality and service mandates were substantially modified, including the elimination of the mandatory access line expansion requirements and an agreement by the Company to ensure that 80% of its lines were digitized by December 31, 2000. After 2000, no specific expansion, modernization and digitalization requirements were applicable to CANTV under the Concession. The New Telecommunications Law and the Regulation for Basic Telephony Services provide additional obligations for operators, such as the installation of a new signaling system for interconnections based on the SS7 protocol and the installation of the minimum equivalent of 3% of lines in use in public telephones.

Under the Agreement, CANTV and CONATEL agreed to develop measures and corresponding quality and service level mandates for certain services where specific mandates are not currently provided in the Agreement. The Agreement contemplated that these matters were to be agreed upon during the first quarter of 2000. Some of the measures developed included: (i) customer satisfaction; (ii) time to complete a call; (iii) billing effectiveness and (iv) operator service. To develop the customer satisfaction measure, the Agreement contemplated that both CANTV and CONATEL would designate an expert to jointly develop a customer satisfaction survey from which a customer satisfaction mandate would be developed. The time to complete a call refers to the time that passes between the moment that the last digit is dialed and the answer tone is received. In accordance with the Agreement, CANTV and CONATEL performed measurements during the first quarter of 2000 to agree on the establishment of the new annual measurement to be used based on actual results allowing for a monthly deviation. The Agreement also contemplated that service access in areas where CANTV did not provide services would be measured based on the percentage of pending service orders in those areas as of December 31, 1999. In the event that CANTV was unable to provide service to these areas, other operators would be allowed to offer their services as long as they used comparable technology to CANTV’s. CANTV was able to provide service to all these areas during year 2000. The Agreement also contemplated that both CANTV and CONATEL would perform several operator service measurements during the first quarter of 2000 and develop a new annual measurement. CONATEL retained inspection rights during the first quarter of 2000 to survey and adjust, as needed, these quality measures.

The failure by the Company to meet the Concession’s mandates could have resulted in sanctions, including the possible imposition of fines of up to a maximum amount of 1% of CANTV’s billings and, if the failure exceeded 20% of the relevant requirement, revocation of the Concession. The Agreement established that if CONATEL detected noncompliance with the established quality and service mandates, it could notify CANTV, which in turn must present a corrective plan within 15 days after receiving formal notification and correct the noncompliance within the following quarter unless otherwise justified to CONATEL. As of December 31, 2000, the Company was in full compliance with the Agreement mandates, which had replaced the quality and service mandates under the Concession. As of December 31, 2003, CONATEL has not promulgated quality and service mandates regulations to apply to CANTV pursuant to the New Telecommunications Law. Currently, CANTV is not subject to compliance with any Concession mandates or quality and service mandates pursuant to the Concession, the Agreement or the New Telecommunications Law. The new regulation covering quality of service mandates for Local, Domestic Long Distance, International Long Distance and Mobile Services, which will apply to all operator companies, is currently in the final approval stage by CONATEL. In addition, this new regulation will only include expansion mandates for new operators, excluding expansion and modernization mandates for CANTV and will not include customer satisfaction standards or measures.

Rate Regime

Prior to February 2000, when CANTV entered into the Agreement with CONATEL, CANTV’s rates were regulated under the Concession. The Concession had provided for a “price-cap” mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle, tariffs were to be adjusted to reflect inflation in the preceding quarter, tariffs were, in practice, generally calculated based upon rates of inflation during the second preceding quarter. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

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

In addition to the price-cap mechanism, the Concession contemplated the implementation of a rate rebalancing program designed to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers. The program was intended to permit CANTV to offer competitive pricing for its international and domestic long distance services by the end of 2000. The Concession contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Ministry, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective on January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long distance services were allowed to be reduced through 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in February 2000 allowed CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. The tariffs, as stipulated in the Agreement and detailed below, substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See “— The Agreement.”

In February 2000, CONATEL and the Company entered into the Agreement, allowing CANTV to increase rates in 2000. During 2000, two successive tariff increases went into effect on March 23, 2000, and on June 16, 2000, respectively. See “— The Agreement” and “ — Regulation of Tariffs” for a discussion of new rate regime.

The Agreement

Under the Agreement, CANTV was permitted to make an adjustment to its tariffs effective on March 23, 2000 and on June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001 if CANTV and CONATEL were not to reach an agreement on the tariffs, which were to apply after November 27, 2000. During 2000, CANTV and CONATEL did not reach an agreement on tariffs to apply after November 27, 2000. On February 19, 2001, pursuant to the New Telecommunications Law, CANTV reached an agreement with CONATEL on tariffs effective on March 11, 2001 and a tariff-setting system to be used to adjust rates CANTV charged during 2001. See “— Regulation of Tariffs.”

The Agreement was entered into by CANTV and CONATEL following CONATEL’s denial of the tariff increase permitted under the Concession following CANTV’s last tariff increase under the Concession effective on April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession’s price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession’s service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believed that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General of the Venezuela. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for 12 other countries. As set forth in the letter of understanding, the experts presented their recommendations to CANTV and CONATEL. Following receipt of the recommendation of experts, which were nonbinding, both entities entered into the Agreement, which provided for revised tariffs. See “— Network Expansion, Modernization and Quality Improvement Requirements.”

The Agreement introduced seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers were switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers were able to switch twice without cost among calling plans within one year. These plans, on average, increased the tariffs of the plans they were replacing by 11% and also called for a reduction of free minutes. Free minutes were reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes included in the old plans. The Agreement introduced a prepaid plan for less affluent clients. The prepaid plan provides attractive tariffs established at a minimum of Bs. 10,000 for two months and a Bs. 60.32 charge per minute on local usage. A new premium public telephony plan is available in hotels and higher income level areas. The new tariffs also included a special plan for Internet users with basic rent at Bs. 40,220 per month and 2,500 free minutes, that became a flat rate plan in 2001, and a charge per minute on local usage, which decreased with increases in usage.

Under the Agreement, tariffs on Plans D and E (See “Regulation of Tariffs” below) could be modified by CANTV without the authorization or approval of CONATEL up to a maximum basic monthly recurring charge of $80. The only requirement was to publish changes during three consecutive days in two national papers at least a month before their effective application. CANTV could also offer additional plans, but in no instance could the basic rent exceed $80.

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

The Agreement provided for an extraordinary adjustment mechanism for certain of CANTV’s tariffs in the event that actual exchange rates, as defined in the Agreement, deviated materially from the agreed projected exchange rates set forth in the Agreement. If such variance in exchange rates exceeded a certain pre-determined percentage, the Agreement allowed CANTV to adjust its tariffs to partially account for this variance subject to a maximum cumulative adjustment, and subject to approval by CONATEL. The agreed projected exchange rate at November 30, 2000 was Bs. 729.00 per $1.00. During 2000 and 2001, the rates measured at the end of each month were consistent with the projected rates under the Agreement and no extraordinary adjustments were necessary.

The Agreement also allowed CANTV to provide discounts on its domestic long distance and international long distance rates subject to certain limitations.

Regulation of Tariffs and Price Controls

On February 19, 2001, pursuant to the Ley Orgánica de Telecomunicaciones (Gaceta Oficial N° 36,970, enacted on June 12, 2000) (the “New Telecommunications Law”), CONATEL established the maximum tariffs for 2001 that were applicable to the Company effective on March 11, 2001 and the new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL is responsible for setting the maximum tariffs every six months applicable to CANTV as the established operator in the telecommunications services market in Venezuela taking into account as a basis the official indices for inflation and devaluation. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV to arrive at a consensus for the relevant basis for the index of adjustment (“ICA”) for the proposed revised maximum tariffs based on the projected changes in the WPI and the rate of devaluation (“ROD”) over a given measurement period from projected rates. Under the current tariff-setting system, the maximum tariffs may readjusted further upwards or downwards based on a formula tied to the WPI and the ROD in the bolivar with a higher weight given to the cumulative percentage change in the WPI. This price-cap formula is used to calculate an ICA based on the cumulative percentage change in the WPI and the ROD over a given measurement period from projected rates. The tariff-setting system provides for an extraordinary upward or downward readjustment to the established tariffs based on deviations of 2.5% above or 2.5% below monthly projected estimates of the ICA. CANTV may apply for an extraordinary upward adjustment to the established rates up to the percent by which the actual ICA exceeds 2.5% above the projected ICA. CONATEL may request a downward extraordinary readjustment to the established tariffs up to the percent by which the actual ICA is less than 2.5% below the projected ICA. Where the actual ICA deviates in excess of 7.5% from the projected ICA, CONATEL is required to revise the tariff-setting formula. Upon an adjustment to the tariffs, the projected ICA is also adjusted for subsequent adjustments of the tariffs under the tariff-setting system.

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the New Telecommunications Law effective July 1, 2001 through June 14, 2002 and further revised tariffs were published in the Official Gazette of Venezuela No. 37,454 on May 30, 2002 and effective June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans, Plan Limitado (Limited Plan), Plan Clásico (Classic Plan), and Plan Habla Más Por Menos (Talk More for Less Plan). These three plans together with a new Flat Rate Plan and a Prepaid Plan constitute all of the tariff plans currently in effect. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. The Limited Plan is designed to serve lower usage segments while the Talk More for Less Plan provides for lower local tariffs as usage increases. Pursuant to the revised tariffs, the rates for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment was of approximately a 15% additional increase in the rates for local and domestic long distance calls from fixed to mobile. This increase was published in the Official Gazette of Venezuela No. 37,506 on August 15, 2002 and became effective on August 31, 2002.

In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition, domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed-upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

Revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective on April 27, 2003. In connection with the revised tariffs, during 2003 only the following services were subject to increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments due to deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% and 4.04% in July and October 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs are not subject to revision and remain unchanged pursuant to the price control regime adopted on February 3, 2003.

CANTV began administrative legal proceedings to resolve whether basic residential telecommunications services should be regulated by CONATEL, as established in the Telecommunications Organic Law, or the Ministry of Production and Commerce, pursuant to governmental price control decree. On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunications services market), despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL, which is still pending CONATEL’s response.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made and in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could result in an adverse effect on the Company’s financial condition and results of operations.

The following table sets forth information regarding the Company’s rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from July 1, 2001, through December 31, 2003:

	Maximum Tariffs Effective from July 1, 2001 through June 14, 2002	Maximum Tariffs Effective from June 15, 2002 through March 31, 2003	Maximum Tariffs Effective from April 1, 2003 through April 26, 2003	Maximum Tariffs Effective from April 27, 2003 through June 30, 2003	Maximum Tariffs Effective from July 1, 2003 through August 14, 2003	Maximum Tariffs Effective from August 15, 2003 through September 30, 2003	Maximum Tariffs Effective from October 1, 2003 through December 31, 2003
Residential Services
Installation
Primary line	48,931.82	58,589.81	60,912.60	60,912.60	60,912.60	60,912.60	60,912.60
Secondary line	13,593.99	16,271.57	16,922.43	16,922.43	16,922.43	16,922.43	16,922.43
Subscription
Without equipment	49,710.19	59,501.49	61,881.55	61,881.55	61,881.55	61,881.55	61,881.55
Basic Monthly Recurring charge
Primary line
Plan A	5,315.34	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	8,155.05	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	9,172.24	N/A	N/A	N/A	N/A	N/A	N/A
Plan D (1)	14,271.42	N/A	N/A	N/A	N/A	N/A	N/A
Plan E (1)	18,860.02	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	44,979.07	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	6,173.43	6,420.37	6,420.37	6,420.37	6,420.37	6,420.37
Plan II	N/A	10,450.97	10,848.21	10,848.21	10,848.21	10,848.21	10,848.21
Plan III	N/A	13,145.15	13,670.96	13,670.96	13,670.96	13,670.96	13,670.96
Plan IV	N/A	53,838.50	55,992.04	55,992.04	55,992.04	55,992.04	55,992.04
Local usage (per minute) (2)
Plan A	33.06	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	23.39	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	21.36	N/A	N/A	N/A	N/A	N/A	N/A
Plan D (1)	18.77	N/A	N/A	N/A	N/A	N/A	N/A
Plan E (1)	17.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	7.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	44.70	46.49	46.49	46.49	46.49	46.49
Plan II	N/A	31.93	33.21	33.21	33.21	33.21	33.21
Plan III
From 61’ to 240’	N/A	27.67	28.78	28.78	28.78	28.78	28.78
From 241’ to 480’	N/A	25.55	26.57	26.57	26.57	26.57	26.57
From 481’ to 900’	N/A	22.35	23.24	23.24	23.24	23.24	23.24
From 901’ to 1,800’	N/A	18.09	18.81	18.81	18.81	18.81	18.81
Over 1,800’	N/A	12.77	13.28	13.28	13.28	13.28	13.28
Plan IV (3)	N/A	14.11	14.11	14.11	14.11	14.11	14.11
Wireline Prepaid	63.83	67.94	70.66	70.66	70.66	70.66	70.66

Non-residential Services
Installation
Primary line	52,988.56	63,425.60	65,962.62	70,467.00	75,923.92	75,923.92	81,802.40
Secondary line	16,758.82	20,059.77	20,862.16	22,287.00	24,012.64	24,012.64	25,871.85
Subscription
Without equipment	97,815.83	117,062.39	121,765.69	130,082.00	140,154.03	140,154.03	151,005.60
Basic Monthly Recurring Charge
Primary line	15,742.67	18,843.47	19,597.00	23,159.98	24,587.01	24,587.01	26,101.96
Secondary line	1,946.19	2,331.92	2,425.20	2,866.10	3,042.70	3,042.70	3,230.17
Local usage (per minute) (4)	28.04	33.56	34.90	38.39	40.76	40.76	43.27
Domestic Long Distance (5)
Residential	128.63	153.97	159.60	159.60	159.60	159.60	159.60
Non-residential	128.63	153.96	159.60	180.00	188.40	188.40	197.40
International Long Distance (5)	462.47	521.80	435.34	435.34	435.34	434.95	432.67
Public Telephone Service (5)
Local Call	25.25	30.87	32.10	34.00	36.72	36.72	39.00
Domestic Long Distance	128.63	153.96	159.60	180.00	188.40	188.40	197.40
Premium	47.23	50.27	52.28	55.00	60.18	60.18	65.55

(1)	CANTV was permitted to modify Plans D and E and create new plans subject to a maximum basic monthly recurring charge of $62.61 and $64.91. These rates were originally issued in Venezuelan bolivars and translated into U.S. dollars at the exchange rate of Bs. 718.75 per dollar as of July 1, 2001.
(2)	Figures represent usage in excess of free minutes.
(3)	Local calls from CANTV’s network to other operator’s network (fixed to fixed traffic) are not included in the flat rate plan.
(4)	Non-residential customers do not receive free minutes.
(5)	Charge per minute.

Under the tariffs established by CONATEL, applicable to the rates CANTV charged until June 2002, certain calling residential plans were modified from the changes introduced by the Agreement. Additionally, new tariffs approved by CONATEL and effective from June 15, 2002, to December 31, 2002, changed previous residential plans by introducing three new tariff plans to replace the five existing plans, while maintaining a flat rate plan and prepaid services. The following table sets the plans’ differences for the years 2000, 2001, 2002 and 2003:

	Residential Service
	2000	2001	2002 and 2003
	(free minutes per month)
Plan A – Adjusted Plan	40	50	N/A
Plan B – Discrete Plan	65	65	N/A
Plan C – Moderate Plan	90	90	N/A
Plan D – Efficient Plan	360	360	N/A
Plan E – Large Plan	600	600	N/A
Plan F – Free Plan	2500	Unlimited	N/A
Plan I – Limited Plan	N/A	N/A	50
Plan II – Classic Plan	N/A	N/A	50
Plan III – Talk more, Pay less Plan	N/A	N/A	60
Flat Rate Plan	N/A	N/A	Unlimited

Residential customers can chose between five plans: four are on postpaid plans (Limited, Classic, Talk More, Pay Less and Flat Rate Plan) and one is prepaid (Prepaid Plan).

The Limited Plan requires that the customer have only one telephone line and is limited to a maximum of 120 minutes of use monthly average per quarter. If customers exceed this limit, they are automatically transferred to the “Classic Plan.”

In addition, the Company offers Nights and Weekends flat rate plan for domestic long distance which offers Preferred Country, My Destiny, My Super Destiny and My Mega Destiny discount plans for international long distance, which tariffs are not required to be approved by CONATEL.

The following table sets forth information concerning the Company’s rates for wireless services, expressed in nominal bolivars, effective since March 21, 2003, and March 1, 2004:

Wireless Telephone Service	Tariff effective since March 1, 2003	Tariff effective since March 1, 2004
Postpaid (1)

Activation fee	—
Basic monthly recurring charge	28,455	33,049
Usage
Peak hour (per minute)	191	325
Off-peak hour (per minute)	175	96
Prepaid (2)
Peak hour (per minute)	548	377
Off-peak hour (per minute)	138	76

(1)	Weighted average of 18 plans offered by Movilnet.
(2)	Weighted average of two plans offered by Movilnet.

During 2003, wireless non-regulated tariffs increased an average 60.9% for both prepaid and postpaid services, and 58.0% for special services including SMS.

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

Among the primary objectives of the New Telecommunications Law is the provision of an up-to-date regulatory framework for the newly open telecommunications sector that offers customers the benefits of a competitive environment. It respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. Under the New Telecommunications Law, telecommunications services are offered on a competitive basis, and universal and public service obligations are shared by telecommunications service providers as determined by CONATEL. It also adopted a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replaced the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See “— Concession and Other Fees.” The New Telecommunications Law includes provisions that provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross subsidies and promote self-regulation of the sector. It also contemplates rights-of-way guarantees, number portability and long distance operator pre-subscription. The New Telecommunications Law provides for the creation of a universal fund and a research and training fund. See “— Regulation and the Concession” and “— Amendments to the Regulatory Framework.”

CONATEL divided the regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three service areas. With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business.

Basic Telephone Services

Basic telephone services include fixed local services and domestic long distance and international long distance services. As of May 31, 2004, companies such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digicel and Digitel have obtained concessions from CONATEL to provide fixed wireless telephone services. As of May 31, 2004, companies such as Convergence Communications, Veninfotel and Corporation Telemic, C.A., have obtained administrative licenses from CONATEL to provide fixed local telephone services and domestic and international long distance services. New Global Telecom, Telcel, Totalcom Venezuela C.A., LD Telecom, Convergia de Venezuela, S.A. and Corporación Intercall, C.A., have obtained an administrative license to provide domestic and international long distance services. As of May 31, 2004, companies such as Multiphone de Venezuela, C.A. and Etelix have obtained administrative licenses from CONATEL to provide international long distance services. Entel Chile has obtained an administrative license to provide fixed local telephone services and international long distance services.

The Company, like most Latin American telephone companies, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and “call-back” services (despite call-back services being illegal in Venezuela). As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company has introduced different discount plans for International Long Distance Services to offer alternative plans competitive with those of other international service providers. These plans include “Frequent country,” “My Destiny,” “Super Destiny” and “My Mega Destiny.”

CANTV is currently evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2004, the Company does not believe that in the short term any loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations.

Public Telephone Services

As of May 31, 2004, CANTV, Telcel, Infonet, Digitel and Digicel were the providers of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 4.6% of its access lines as of December 31, 2003.

Wireless Telephone Services

The Company faces competition in wireless services from Telcel, and recently from Digitel and Infonet. Telcel began its operations one year earlier than Movilnet and Digitel began its operation in 1999. Movilnet’s market share was approximately 36%, 40%, 41% and 42% at December 31, 2000, 2001, 2002 and 2003, respectively. The Company estimates that Telcel’s market share was approximately 60% at December 31, 2000, 49% at December 31, 2001, and 47% at December 2002 and December 2003. Digitel’s market share was not significant during 1999, and was approximately 3% at December 31, 2000, and 10% at December 31, 2001, 2002 and 2003.

On March 8, 2004, Bellsouth Corporation, the former majority shareholder of Telcel, sold its interests in its 10 Latin American operations (including Telcel in Venezuela) to Telefónica Móviles, the wireless affiliate of Telefónica, S.A.

Beginning in November 2000, the Government started the auction of frequencies for WLL services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and three permits in each region were auctioned. CANTV was not permitted to participate in the WLL auction. Telcel and Genesis Telecom are two of the companies awarded concessions for wireless services. Additionally, companies with existing facilities in Venezuela have fulfilled requirements to obtain operator licenses in basic fixed telephone service based on the new regulations. Convergence Communications, Veninfotel and Telcel have obtained operator licenses to provide local, domestic and international long distance services. New Global Telecom has an operator license to provide domestic and international long distance services. The following table summarizes the WLL auction results:

Wireless Local Loop (WLL) auction (1)
	Capital Region	Andean Region	Central Region	South-East Region	West Region
Granted to: Frequency A Frequency B Frequency C	Telcel Genesis Telecom Entel Chile	Telcel Genesis Telecom Millicom	Deferred Telcel Genesis Telecom	Telcel Genesis Telecom Digicel	Telcel Genesis Telecom Digitel

Auction close price ($): Frequency A Frequency B Frequency C	2,500,000 3,800,000 1,500,000	1,500,000 860,000 800,000	Deferred 4,300,000 1,200,000	800,000 560,000 300,000	1,000,000 400,000 720,000

(1)	Information source: CONATEL

CONATEL intended to auction concessions for frequency to provide LMDS in five regions of Venezuela. LMDS is a fixed wireless service that offers a broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS; a new date for the LMDS auction has not yet been announced. It is anticipated that this auction will be carried out for each of the five regions included in the WLL auction process.

Other Services

There are other data transmission service providers in the market. CANTV.Net is one of the two largest Internet service providers in Venezuela and at December 31, 2003, had an estimated market share of approximately 63.0%. The major competitor of CANTV.Net for Internet-related services is Telcel through its subsidiary, T-Net.

Competition in the services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2004, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel, Digicel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, Entel Chile, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; Internet Service Providers ISPs, such as CANTV.Net, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil, and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV (via satellite transmission). These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2004, Telcel and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as a local service provider in some of the states where they were granted multiple service concessions.

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

The New Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government by all telecommunications providers as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers are subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax will be eliminated. These taxes would replace the current annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers are subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. These taxes became effective on January 1, 2001, and supersede taxes established in the Concession.

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

The Concession is for 35 years ending in 2026, and may be renewed for an additional period of 20 years subject to the approval by the Ministry and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without prior authorization of the Ministry; (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition; (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry’s authorization; (iv) the failure to pay the concession fee or annual taxes specified in the Concession;

(v) the liquidation or bankruptcy of CANTV; (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession and (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Ministry. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV’s revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets allocated to the rendering of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization as recorded on the books used by CANTV for income tax purposes. The depreciated value of CANTV’s assets at December 31, 2003, on such basis was Bs. 2,787 million.

In addition to revocation, CONATEL has the power to impose sanctions on CANTV for certain violations of the Concession. Sanctions may include public censure or a fine of up to a maximum amount of 1% of CANTV’s billings for the most recent fiscal year for which audited financial statements are available. Violations that may lead to sanctions, in addition to those mentioned above for termination, include (i) failure to give customers equal treatment; (ii) assignment or transfer of goods and equipment used in telecommunications services without prior authorization of the Ministry; (iii) failure to prevent unauthorized installations of equipment that result in damage to the telecommunications network; (iv) installation of faulty, obsolete or unauthorized telecommunications equipment; (v) performance of unauthorized telecommunications services; (vi) charges to customers in excess of the approved tariffs; (vii) obstruction of inspections ordered by CONATEL; (viii) violation of labor laws or the applicable union contract and (ix) failure to present or comply with a proper numbering plan.

Surety Bond

The Company has delivered, as required by the Concession, a surety bond to the Government to guarantee the performance of its obligations under the Concession. The bond must be renewed every two years during the term of the Concession, including any extensions thereof.

Other

Until 2000, the Concession also required that CANTV implement a public telephony program in population centers having 5,000 or fewer inhabitants without telephone service, including providing for the annual installation of at least one public telephone in each of at least 20 such population centers. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 4.6% of its access lines as of December 31, 2003. The Telecommunications Regulations require that the Company annually publish printed telephone directories that include all non-private customer listings, that the directories are made available annually to all telephone service customers and that a classified directory is provided.

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

Under the New Telecommunications Law, Movilnet is free to set prices subject to prior notice to CONATEL of maximum price limits and publication at least 15 days before effective date of price change.

Pursuant to prior regulations relating to the operation of cellular telephony, CANTV and Movilnet were required to operate separately. Under the New Telecommunications Law, all services may now be rendered by one company after complying with certain conditions established by the applicable regulations.

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net, under a concession, the “Value-Added Services Concession.” On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions and granted CANTV.Net the right to offer voice-mail services nationwide. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access; it also requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

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

Item 5. Operating and Financial Review and Prospects

Executive Summary

The Company provides substantially all of its services in Venezuela and substantially all of its operating revenues are derived from Venezuelan domiciled customers and from settlements with international carriers for calls completed in Venezuela. The Company’s operating revenues are derived from domestic telephone services, including public telephones and rural telephone services, and from international telephone services, wireless services, directory information services, Internet access, data transmission, and other value-added services. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, SAT, late payment charges, reconnect fees and miscellaneous charges. Revenues from other telecommunications-related services primarily include Internet-related services and directory information services. Internet-related services include Internet access via dial-up or dedicated channels and network administration outsourcing.

Local and domestic long distance services generated the largest portion of the Company’s operating revenues, representing 39.0%, 38.8% and 35.6% of the Company’s operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

International long distance services generated 5.4%, 4.3% and 3.4% of the Company’s total operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Revenues from international long distance depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates.

Revenues from wireless services comprised 17.4%, 21.3% and 24.5% of the Company’s total operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers.

Other telecommunications-related services generated 2.5%, 3.2% and 3.8% of the Company’s total operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Revenues from other telecommunications-related services depend on the number of subscribers, the competitiveness and breadth of Internet access products offered, sales of directory information and advertising space in print directories and the success of marketing strategies for new products.

In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of access lines in service increased to 2,733,909 as of December 31, 2003. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of 799,514 lines from 2001 to 2003. Access lines in service totaled approximately 3,1 million as of December 31, 2003 of which 82.6% were digital. The number of cellular subscribers increased, from 2,560,718 as of December 31, 2002 to 2,681,074 as of December 31, 2003, due in part to the continued success of prepaid services. The number of Internet subscribers and related users also grew, from 195,616 and 964,394, respectively, at December 31, 2002 to 231,938 and 1,143,454, respectively, at December 31, 2003.

To achieve profitable growth and continue to reduce costs and improve productivity, the Company has implemented strict procurement and cost containment programs. In 2003, the Company continued refining its customers focus units, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company uses improvements in customer service and technological infrastructure to market its services more effectively and increase revenues and profitability.

Demand for telephone services in Venezuela and the Company’s results of operations and financial condition have been, and are expected to continue to be, affected by the state of Venezuela’s economy. In 2003, not considering petroleum related activities, Venezuela’s GDP decreased by 8.0%, largely due to the general nationwide strike during December 2002 and January 2003, depressive effects of lower oil activity, political instability and uncertainty, and falling levels of consumption and investment in response to the introduction of foreign exchange controls and increasing inflation.

As the established operator, CANTV’s rates are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates in an effort to maintain the value of the tariffs in real terms. Most recently, residential tariffs have not been subject to revision and remain unchanged pursuant to the price control adopted by the Government on February 3, 2003. Inflation in Venezuela as measured by CPI was 12.3%, 31.2% and 27.1% during 2001, 2002 and 2003, respectively. Inflation as measured by the WPI was 11.2%, 37.9% and 53.1% during these same years, respectively. Consumer and wholesale prices are expected to increase during 2004, fueled by currency devaluation. Devaluation of the bolivar against U.S. dollar was 8.3%, 85.1% and 14.0% for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company’s financial condition and results of operations are significantly impacted by changes in Venezuela’s GDP, the rate of inflation and the value of the bolivar compared to U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy. Despite increases in the price of oil, the continuation in 2002 of constraints on oil production requested by OPEC created Government revenues shortfalls, which curtailed Government efforts to spur growth through public spending and investment. In 2003, as a result of the two months strike in December 2002 and January 2003, oil industry activity was stopped and is currently returning to normal levels. See “Item 3. Key Information — Risk Factors.”

The current unsettled political and economic environment are important challenges facing the Company. The political situation is dominated by the contentious issue of President Chávez’s recall by referendum set for August 15, 2004. In addition, regional elections are expected to be held in September. Economically, the reduction in Government revenue streams, increasing political and legal instability, sustained capital flight and decline in foreign reserves that began in late 2001 forced the Government to announce on January 21, 2003 the suspension of foreign exchange currency trading and the introduction of a foreign exchange control regime on February 5, 2003. As a supplementary control measure, the Government also introduced price controls on staple necessities, including residential telephone services. The Company believes that the foreign currency exchange control regime will exacerbate the economic crisis, and expects the GDP to contract as political tensions increase, credit is constrained due to high interest rates, and inflation erodes purchasing power and consumption.

Introduction

Basis of Financial Data

The information in this section should be read in conjunction with the Audited Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F.

The Company prepares its financial statements in bolivars and in conformity with Venezuelan GAAP, which differs in certain important respects from U.S. GAAP. Note 23 to the Audited Financial Statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and total shareholders’ equity at December 31, 2002 and 2003.

In accordance with Venezuelan GAAP, the Company’s consolidated financial statements are presented on a constant bolivar basis. Accordingly, except where otherwise indicated, consolidated financial data have been presented in constant bolivars as of December 31, 2003 to reflect inflation in Venezuela using the CPI. References to variations in average real rates over periods within this section are based on adjustments made in accordance with movements in the CPI. Until 1999 tariffs were adjusted by the Government, in accordance with movements in the WPI which, at times, has been substantially below the CPI. In 2000, tariffs were adjusted pursuant to the terms of the Agreement between CANTV and CONATEL. In March 2001, tariffs were adjusted based on a projected inflation based on the WPI and projected exchange devaluation of the bolivar against the U.S. dollar. Beginning February 3, 2003, residential tariffs became subject to a framework on price controls. See “Item. 4. Information on the Company — Regulatory Framework — Regulation and the Concession — Regulation of Tariffs.” Although the restatement of nominal bolivar amounts into constant bolivars lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and the evaluation of period-to-period trends may be difficult. See “Introduction” and Note 4(c) to the Audited Financial Statements.

Regulatory Environment

The information in this section should be read in conjunction with “Item 4. Information on the Company — Regulatory Framework.”

The principal components of the regulatory framework for telecommunications services in Venezuela concerning the Company have been created by (1) the New Telecommunications Law; (2) the Telecommunications Regulations, composed of (i) the Regulations for Basic Telephony Services, (ii) the Interconnection Regulations and (iii) the Administrative and Concessions Regulations; (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; (6) the Agreement dated February 21, 2000 between CANTV and CONATEL; and (7) the new price control framework for telecommunications services adopted on February 3, 2003.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

Revised maximum tariffs for 2003 were allowed for certain non-residential services and were applied in three parts during April, July and October 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003 and effective on April 27, 2003. In connection with the revised tariffs, during 2003 only the following services were subject to increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments due to deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% and 4.04% in July and October 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance services tariffs. Residential tariffs are not subject to revision and remain unchanged pursuant to the price control regime adopted on February 3, 2003.

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

Local and domestic long distance services generated the largest portion of the Company’s operating revenues, representing 39.0%, 38.8% and 35.6% of the Company’s total operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number; availability and utilization of public telephones.

In October 2001, the Company changed the method used to report and record interconnection revenues and costs. The Company presents the revenue derived from fixed to mobile calls and the revenue received from mobile to fixed calls separately. The fixed to mobile revenue is labeled as “Fixed to Mobile – Outgoing” in the statements of operation. Under the “calling party pays” concept in

Venezuela, the party who initiates a fixed to mobile call, pays the Company a rate to terminate the call on the cellular network. Previously this revenue was reported net of the interconnection cost under local or national long distance revenue depending on the destination. Mobile to fixed call revenue is now separated and shown under “Interconnection Incoming” in the statement of operations. This revenue consists of charges paid by other operators for connection to the Company’s network. Previously this revenue was reported under local or national long distance revenue depending on the termination destination. The Company believes that this change better illustrates the dynamics of interconnection revenues and costs under the recently implemented interconnection regime and makes the financial statements more transparent. The effect of this change is to increase reported revenues and expenses compared to the prior method.

The Venezuelan GAAP financial information of the Company for the year 2001 presented herein was restated in 2002 to reflect the adoption of IAS-19. The Venezuelan GAAP and U.S. GAAP financial information of the Company for the year 2001 presented herein was restated to reflect an adjustment to revenues in respect of airtime credits granted to wireless customers in 2002. In addition, the Company restated in 2002 the Venezuelan GAAP financial information for all years presented herein prior to 2002 to reflect the change in accounting treatment for shares held in trust for distribution in the form of awards to employees. See “— Critical Accounting Policies” below.

International long distance services generated 5.4%, 4.3% and 3.4% of the Company’s total operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance services depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a “report and order” that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order was in effect from January 1, 1998 until December 31, 2002. The accounting rate as of December 31, 2001 between the United States and Venezuela was $0.38 per minute.

Since 2002, the accounting rate is no longer applicable to settlements of international traffic with American carriers. This scheme has been replaced by commercial agreements negotiated directly with the carriers that follows current market trends and considers internal pricing strategies. Most agreements signed with foreign carriers include accounting rates based on the volume of traffic.

Revenues from other wireline-related services, which represented 12.5% of the total revenues for the year ended December 31, 2003, consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnect fees and miscellaneous charges.

Revenues from wireless services comprised 17.4%, 21.3% and 24.5% of the Company’s total operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), basic monthly recurring charges, usage charges, revenues from equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the

Company to its customers. Usage charges are based on the “calling party pays” principle under which the Company’s wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company’s wireless network.

Revenues from other telecommunications-related services primarily include Internet-related services and directory information services and represented 3.8% of the total revenues for the year ended December 31, 2003. Internet-related services include Internet access via dial-up or dedicated channels and network administration outsourcing. The Company earns directory information services revenues from sales of advertising space in its printed White Pages and Yellow Pages, sales of information from its database, and electronic dissemination of information. Revenue is recognized based on the point-of-publication method.

The Company’s operating expenses consist of a provision for uncollectibles, operations, maintenance, repairs and administrative expenses, depreciation and amortization, interconnection costs, and concession and other operating taxes. Additionally, for 2001 operating expenses include a special charge for pension and post-retirement plan special termination benefits.

The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectibles accounts receivable. The provision for uncollectibles comprised 2.9%, 2.6% and 2.7% of the Company’s total operating revenues for the years ended December 31, 2001, 2002, and 2003, respectively.

The Company’s operations, maintenance, repairs and administrative expenses represented 37.1%, 43.8% and 44.2% of the Company’s operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The Company’s operations, maintenance, repairs and administrative expenses for the year ended December 31, 2003 are comprised of labor (13.2%), benefits (26.3%), contractors (24.3%), materials (15.9%) and other expenses (20.3%). Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees, from 10,227 at December 31, 2001 to 9,627 at December 31, 2003, while simultaneously expanding its business. At May 31, 2004, the Company had 9,524 employees.

During 2001, CANTV decreased its workforce by 3,752 employees as a result of a workforce reduction program, which covered wireline employees and primarily administrative positions were eliminated. This program was implemented to eliminate non-strategic activities and associated costs after a thorough review of business processes that were not consistent with CANTV’s competitive and growth objectives. The program ended on January 19, 2001. Employees terminated under this program received additional severance benefits based on the number of years of service with CANTV from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six to twelve-month basic salary severance payment in addition to a 25% increase in their monthly pension. This program resulted in a work force reduction charge of Bs. 206,688 million included as current accrued employee benefits and recognized as a special charge in the Company’s results of operation in 2000. In addition, during 2001, the Company recognized approximately Bs. 43.6 billion in the consolidated statements of operations for the pension and postretirement plan special termination, related to the effect associated with this employee reduction program. See “Item 4. Information on the Company — Employees.” CANTV entered into labor agreement with FETRATEL on July 17, 2002. This two-year agreement covers some 3,500 union employees in 28 unions, was made retroactive to June 18, 2002, and provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus paid in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the lack of wage increases since the expiration of the contract in June 2002.

The economic impact of the new labor agreement on the Company was within the range of management’s expectations. This increase in total value of compensation equates, in nominal terms, to weighted average increases of 21.9% and 26.4% for 2002 and 2003, respectively. See “Item 6. Directors, Senior Management and Employees — Employees.”

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

Concession and other operating taxes consist primarily of amounts due to the Government under the various concession agreements. The amount of concession and other taxes is generally assessed based on a percentage of billings. See “Item 4. Information on the Company — Regulatory Framework.”

Other income (expense), net consists of net foreign exchange gain or loss, loss from net monetary position, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2003, the Company foreign exchange loss resulted from a 14.0% devaluation. The Company had at December 31, 2003 a net liability position in foreign currency of $86 million. The gain or loss from a net monetary position represents the gain or loss resulting from a monetary denominated net liability or net asset position during an inflationary period.

The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company and its subsidiaries are individually subject to tax on net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company’s non-monetary assets and liabilities, net of shareholders’ equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. The Venezuelan legislation provided an investment tax credit of up to 20% on the amount of new investments through December 31, 1999 in fixed assets that have not been used previously in the country. Unused investment tax credits can be carried forward up to three years from the year when they arose. The Venezuelan Income Tax Law (the “Income Tax Law”) authorizes the carry forward of non-compensated losses up to three years subsequent to the period in which they were incurred, except for fiscal losses from tax inflation adjustment which are permitted to be carried forward one year. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable is the greater of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward up to three subsequent years from the period in which such tax loss originated.

On December 28, 2001, the Government published, in the Extraordinary Official Gazette of Venezuela No. 5,566, Law N° 71, including the Reforma de la Ley de Impuesto Sobre la Renta (Partial

Amendment of the Income Tax Law). This Amendment does not allow the imputation of foreign losses to domestic income or losses and establishes that the financial income to be considered shall be that approved by the Shareholders’ Assembly on the basis of the consolidated financial statements and a 1% advance tax shall be paid in case of dividends declared. Additionally, it eliminates the provision for non-deductibility of expenses in cases where the income tax withholding agents do not comply with their special income tax withholding duties. See Note 17 to the Audited Financial Statements.

In the normal course of business and as limited by applicable credit agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. Transactions with related parties are at arms-length and subject to conditions similar to transactions with independent third parties. See Note 18 to the Audited Financial Statements and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Key Data for the Years Ended December 31, 2001, 2002 and 2003

The following table sets forth key data of the Company for the years ended December 31, 2001, 2002 and 2003, and presents each amount as a percentage change from the prior year:

	Year Ended December 31,
	2001	2002	% increase (decrease) from prior year	2003	% increase (decrease) from prior year
Wireline Services:
Lines:
Lines installed	3,093,110	3,128,453	1.1	3,126,275	1.1
Percent digital	80.5%	80.8%	30bps	82.6%	180bps

Access lines in service:
Residential	1,970,161	1,970,548	0.02	1,986,603	0.8
Non-residential	621,639	597,734	(3.8)	578,448	(3.2)
Public telephones	87,748	90,211	2.8	92,011	2.0
ADSL	17,884	46,870	162.1	76,847	64.0

Total	2,697,162	2,705,363	0.3	2,733,909	1.1

Utilization ratio	87%	84%	(300bps )	82%	(200bps )
Access lines per 100 inhabitants	10.9	10.7	(1.8)	10.6	(0.9)
Access lines per CANTV employee	369	372	0.8	391	5.1

Call Volume: (1)
Local unbundled minutes (billed):
Residential	5,888	5,683	(3.5)	5,345	(5.9)
Non-residential	3,950	3,706	(6.2)	3,145	(15.1)
Public telephones	1,194	983	(17.7)	674	(31.4)
Telecommunication Centers	77	256	232.5	338	32.0

	11,109	10,628	(4.3)	9,502	(10.6)

Local bundled minutes consumed: (2)
Residential	3,206	3,835	19.6	3,496	(8.8)
Non-residential	125	408	226.4	627	53.7

	3,331	4,243	27.4	4,123	(2.8)

Total bundled and unbundled minutes	14,440	14,817	2.6	13,625	(8.4)

Domestic long distance:
Residential	522	501	(4.0)	372	(25.7)
Night and weekend	866	1,029	18.8	1,085	5.4
Non-residential	780	665	(14.7)	582	(12.5)
Public telephones	501	270	(46.1)	137	(22.2)
Telecommunication Centers	59	157	166.1	195	(43.3)

	2,728	2,622	(3.9)	2,371	(9.6)

International:
Incoming minutes	340	228	(32.9)	208	(8.8)
Outgoing minutes	215	212	(1.4)	211	(0.5)

Net settlement minutes	125	16	(87.2)	(3)	(118.8)
Incoming/outgoing ratio	1.58	1.08	(31.6)	0.99	(8.3)
Outgoing minutes charged to customers	223	212	(4.9)	205	(3.3)

	Year Ended December 31,
	2001	2002	% increase (decrease) from prior year	2003	% increase (decrease) from prior year
Interconnection:
Local fixed to mobile:
Residential	556	606	9.0	480	(20.8)
Non-residential	719	643	(10.6)	530	(17.6)
Public telephones	298	354	18.8	213	(39.8)

	1,573	1,603	1.9	1,223	(23.7)

Domestic long distance fixed to mobile:
Residential	166	162	(2.4)	162	—
Non-residential	231	195	(15.6)	210	7.7
Public telephones	211	261	23.7	168	(35.6)

	608	618	1.6	540	(12.6)

Incoming:
Local mobile to fixed	953	912	(4.3)	1,195	31.0
Domestic long distance mobile to fixed	271	197	(27.3)	226	14.7

	1,224	1,109	(9.4)	1,421	28.1
Total Employees:
CANTV	7,302	7,271	(0.4)	7,000	(3.7)
Other	2,925	2,907	(0.6)	2,627	(9.6)

Total	10,227	10,178	(0.5)	9,627	(5.4)

Wireless Services:
Wireless subscribers:
Postpaid	207,216	201,108	(2.9)	200,651	(0.2)
Prepaid	2,254,285	2,359,610	4.7	2,480,423	5.1

Total	2,461,501	2,560,718	4.0	2,681,074	4.7

Percent digital:
Handset	99%	100%	1.0	100%	—
Voice path	70%	80%	14.3	80%	—
Average wireless subscribers	2,083,746	2,511,110	20.5	2,620,896	4.4

Minutes of use (collect + incoming): (1)
Postpaid	703	665	(5.4)	497	(25.3)
Prepaid	1,424	1,606	12.8	1,847	15.0

	2,127	2,271	6.8	2,344	3.2
Minutes of use outgoing (collect)	1,188	1,076	(9.5)	1,364	26.8

Minutes of use incoming:
Fixed to mobile	747	902	20.7	743	(17.6)
Mobile to mobile	192	293	52.6	237	(19.1)

	939	1,195	27.3	980	(18.0)
% Penetration (3)	9.9%	10.1%	20bps	10.4%	30bps

Internet Services:
Internet subscribers	145,218	195,616	34.7	231,938	18.6
Users	363,045	964,394	165.6	1,143,454	18.6

Financial Statistics:
Average interest rates	9.61%	8.89%	(7.5)	8.56%	(3.6)
Average outstanding borrowings	371,195	377,380	1.7	400,410	6.1

Economic Statistics:
Increase in the CPI	12%	31%	1,900bps	27%	(400bps )
Increase in the WPI	110%	38%	(7,200bps )	53%	1,500bps
Exchange rate at the end of year	758.00	1,403.00	85.1	1,600.00	14.0

(1)	Represents billed minutes of use, excluding free minutes included in certain of the Company’s tariff plans, in millions of minutes.
(2)	A “bundled minute” refers to minutes included in the various monthly rate plans. Any minute in excess of what is included in the rate plan is billed separately and is termed “unbundled minutes.” Certain plans such as “nights and weekends” allow unlimited usage, so there is no direct correlation between usage and revenues for minutes generated under those plans.
(3)	Customers per total population.

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

The following table sets forth the results of operations of the Company for the years ended December 31, 2001, 2002 and 2003, expressed in millions of constant bolivars as of December 31, 2003, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

	Year Ended December 31,
	(millions of constant bolivars as of December 31, 2003, except per share and per ADS data)
	2001		2002			2003
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year	Bs.	% of total operating revenues	% increase (decrease) from prior year
Operating revenues:
Local services (1)	1,068,360	28.3	997,478	29.3	(6.6)	885,441	27.7	(11.2)
Domestic long distance usage	405,871	10.7	322,796	9.5	(20.5)	252,132	7.9	(21.9)

Local and domestic long distance	1,474,231	39.0	1,320,274	38.8	(10.4)	1,137,573	35.6	(13.8)
International long distance	172,555	4.6	127,876	3.8	(25.9)	97,874	3.0	(23.5)
Net settlements	33,012	0.9	18,425	0.5	(44.2)	11,630	0.4	(36.9)

International long distance	205,567	5.4	146,301	4.3	(28.8)	109,504	3.4	(25.2)
Fixed to mobile – outgoing calls (6)	949,655	25.1	727,406	21.4	(23.4)	568,190	17.8	(21.9)
Interconnection incoming (6)	60,971	1.6	58,568	1.7	(3.9)	72,692	2.3	24.1
Other wireline-related services (2)	341,200	9.0	316,367	9.3	(7.3)	397,933	12.5	25.8

Total wireline services	3,031,624	80.2	2,568,916	75.5	(15.3)	2,285,892	71.6	(11.0)
Wireless services	658,055	17.4	725,373	21.3	10.2	783,288	24.5	8.0
Other telecommunications-related services (3)	92,707	2.4	110,174	3.2	18.8	122,090	3.9	10.8

Total operating revenues	3,782,386	100.0	3,404,463	100.0	(10.0)	3,191,270	100.0	(6.3)
Operating expenses:
Provision for uncollectibles	109,724	2.9	88,354	2.6	(19.5)	87,685	2.8	(0.8)
Operations, maintenance, repairs and administrative	1,403,355	37.1	1,492,701	43.8	6.4	1,409,457	44.2	(5.6)
Depreciation and amortization	1,261,272	33.4	1,098,177	32.3	(12.9)	1,033,526	32.4	(5.9)
Interconnection cost (6)	477,751	12.6	336,877	9.9	(29.5)	357,358	11.2	6.1
Concession and other taxes	235,905	6.2	252,766	7.4	7.1	182,819	5.7	(27.7)
Workforce Reduction Charge (4)	43,540	1.2	—	0.0	(100.0)	—	0.0	0.0

Total operating expenses	3,531,547	93.4	3,268,875	96.0	(7.4)	3,070,845	96.2	(6.1)
Operating income	250,839	6.6	135,588	4.0	(45.9)	120,425	3.8	(11.2)
Other expense, net:
Exchange gain (loss), net	35,045	0.9	(57,546)	(1.7)	(264.2)	(45,015)	(1.4)	(21.8)
(Loss) gain from net monetary position	(52,743)	(1.4)	41,116	1.2	(178.0)	3,192	0.1	(92.2)
Interest income	63,708	1.7	47,481	1.4	(25.5)	61,624	1.9	29.8
Interest expense	(66,873)	(1.8)	(43,135)	(1.3)	(35.5)	(36,286)	(1.1)	(15.9)

Financing cost, net	(20,863)	(0.6)	(12,084)	(0.4)	42.1	(16,485)	(0.5)	36.4
Other expense, net	(19,570)	(0.5)	(7,864)	(0.2)	(59.8)	(38,052)	(1.2)	383.9

Total other expense, net	(40,433)	(1.1)	(19,948)	(0.6)	(50.7)	(54,537)	(1.7)	173.4

Income before income tax	210,406	5.6	115,640	3.4	(45.0)	65,888	2.1	(43.0)
Income tax provision	71,744	1.9	29,841	0.9	(58.4)	35,592	1.1	19.3

Minority shareholder’s interest	(304)	0.0	(846)	0.0	178.3	(524)	0.0	(38.1)

Net income	138,358	3.7	84,953	2.5	(38.6)	29,772	0.9	(65.0)

Net income per share	152.86	N/A	109.45	N/A	(28.4)	38.37	N/A	(64.9)
Net income per ADS	1,070.00	N/A	766.13	N/A	(28.4)	268.56	N/A	(64.9)
Basic net income per share (5)	152.86	N/A	109.45	N/A	(28.4)	38.37	N/A	(64.9)
Basic net income per ADS (5)	1,070.00	N/A	766.13	N/A	(28.4)	268.56	N/A	(64.9)

(1)	Includes local usage, basic monthly recurring charges, installation charges and equipment sales.

(2)	Includes special services and data revenues.
(3)	Includes value-added services, primarily Internet access, and directory publishing fees.
(4)	Workforce reduction program (see additional information in “—Year Ended December 31, 2001 and 2002 — Operating Expenses”).
(5)	As of December 31, 2003 there were no common stock equivalents having a dilutive effect on net income per share data.
(6)	In October 2001, the Company changed its method to report and book the interconnection revenues and cost (see additional information in “— Summary of Operations”).

Years Ended December 31, 2002 and 2003

Operating Revenues

Consolidated net operating revenues decreased by Bs. 213.2 billion (6.3%) in 2003 to Bs. 3,191.3 billion compared with Bs. 3,404.5 billion in 2002, primarily attributable to the absence of 2003 residential tariff increases, and non-residential tariffs adjustments lagging inflation, volume decreases, the ongoing shift of customers to flat-rate plans and the decline in residential and non-residential postpaid access lines, partially offset by growth in data, wireless and Internet revenues.

For the years ended December 31, 2003 and 2002, 71.6% and 75.5% of total operating revenues were from wireline services, respectively. Revenues from wireless communications services and Internet accounted for 24.5% and 2.4% of total operating revenues for the year ended December 31, 2003, respectively, and 21.3%, and 1.9% for the year ended December 31, 2002, respectively.

Operating Volumes

The total number of access lines in service increased by 28,546 (1.1%) to 2,733,909 at December 31, 2003, from 2,705,363 at December 31, 2002. The increase reflects the success of the prepaid platform combined with the success of ADSL, which increased 64.0% or 29,977 lines.

During 2003, residential access lines increased 0.8% and non-residential access lines decreased 3.2%. The number of public telephones in service increased by 2.0% during this same period.

Local billed minutes of use carried by the Company’s network decreased by 1,126 million (10.6%) to 9,502 million billed minutes for the year ended December 31, 2003, from 10,628 million billed minutes of use for the year ended December 31, 2002. Residential billed minutes of use decreased by 338 million (5.9%) to 5,345 million from 5,683 million billed minutes for the years ended December 31, 2003 and 2002, respectively, mainly due to a 2.4% decrease in average minutes of use per residential line. This was mostly driven by customer migration to higher-bundled minutes plans. Non-residential billed minutes of use decreased by 561 million (15.1%) to 3,145 million from 3,706 million billed minutes, for the years ended December 31, 2003 and 2002, respectively. The drop in non-residential billed minutes was primarily attributable to customer migration to the flat rate plan for Internet services and to a decrease in the number of postpaid, non-residential lines as a consequence of cost cutting measures applied by these businesses in response to the economic recession. Local non-residential billed minutes of use per-line decreased 9.8% during the year ended December 31, 2003. Public telephony minutes decreased by 227 million (18.3%) to 1,102 million in 2003, from 1,239 million in 2002, as a result of our customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

Domestic long distance combined bundled and unbundled minutes decreased by 251 million (9.6%) to 2,371 million during 2003 from 2,622 million during 2002. Residential combined bundled and unbundled minutes of use decreased by 73 million (4.8%) to 1,457 million for the year ended

December 31, 2003 from 1,530 million for the year ended December 31, 2002. Of that change, residential unbundled minutes of use decreased by 129 million (25.7%) and residential bundled minutes of use increased 56 million (5.4%) as a consequence of the special flat rate national long distance plan introduced in November 2000 for “Nights and Weekends.” By the end of December 2003, 195,275 customers had enrolled in the plan and generated 1,085 million bundled minutes of use, compared to 213,161 customers enrolled and 1,029 million bundled minutes of use by the end of December 2002. Non-residential long distance minutes of use decreased by 83 million (12.5%) to 582 million from 665 million for the years ended December 31, 2003 and 2002, respectively, driven by a reduction in the number of non-residential postpaid customers resulting from various mergers and consolidations and cost-cutting measures, as well as the decline in the number of average minutes of use per non-residential line of 9.6%. Public telephones’ minutes of use decreased by 95 million (22.2%) to 332 million during 2003 from 427 million of minutes during 2002.

International minutes billed locally to Venezuelan customers decreased by 7 million (3.3%) to 205 million for 2003 as compared to 212 million for 2002. This decrease in the number of international minutes billed locally to Venezuelan customers reflected a 17.2% decline in the residential sector and an 11.4% in the non-residential sector, while related public telephone usage grew by 61.3%. Decreases in the residential and non-residential sector were mainly driven by the soft economy resulting from high inflation, falling levels of consumption and increasing unemployment, the reduction in the number of postpaid non-residential lines and combined in part with the impact of the increasing competition in international long distance services. In 2003, net settlement minutes with international carriers decreased by 19 million (118.8%) to 3 million (net outgoing) from 16 million (net incoming) in 2002. In 2003, outgoing minutes decreased by 1 million (0.5%) and incoming minutes decreased by 20 million (8.8%). This decline in incoming traffic is mainly related to reductions in traffic from U.S. carriers. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market adopting aggressive pricing strategies and captured market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. The incoming minutes of use to outgoing minutes of use ratio decreased by 0.1 (8.3%) to 0.99 for the year ended December 2003 from 1.08 for the year ended December 2002.

Local Services

Local services revenues include local usage, basic monthly recurring charges, installation charges and equipment sales. Local usage and basic rent revenues decreased by 112.0 million (11.2%) to Bs. 885.4 million in 2003 compared to Bs. 997.5 million in 2002.

Local usage revenues decreased by Bs. 69.0 billion (16.6%) to Bs. 348.0 billion in 2003 compared to Bs. 417.0 billion in 2002. This decrease was primarily attributable to a 10.6% decrease in local billed minutes combined with a decrease in the average local usage real rate of 14.9%. Total residential billed minutes of use decreased by 338 million (5.9%) in 2003 compared with 2002, primarily due to a 2.4% decrease in average minutes of use per residential line. Under the residential tariff structure in effect since 2002, three plans replaced the five previously existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced. As of the end of 2003, there were 314,585 prepaid residential lines compared to 191,634 prepaid residential lines as of the end of 2002. The prepaid customer segment is generally a lower-usage consumer.

Contributing to the local usage revenues decline was a decrease of 561 million (15.1%) in total non-residential billed minutes of use in 2003 compared with 2002, mainly as a result of the smaller customer base resulting from the 19,286 decrease in non-residential lines and a 9.8% decrease in average minutes of use per line.

One of the Company’s strategic objectives is to offer pricing plans that satisfy each customer’s communication needs while also attempting to reduce cash flow volatility by encouraging customers to migrate to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use increased by 339 million minutes (8.8%) to 3,496 million minutes in 2003 compared with 3,835 in 2002. This growth was primarily the result of the unlimited access to dial up Internet or voice rate plans. At December 31, 2003, there were 110,008 residential customers using such plans.

Public telephony minutes of use during 2003 decreased by 227 million (18.3%) to 1,012 in 2003 compared to 1,239 in 2002 as a result of our customers using other communication alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets. The Company is also facing competition in Telecommunication Centers franchises from another operator. The Company is implementing a set of initiatives to curb these trends including: (i) fostering the growth in the number of Telecommunication Centers, and (ii) introducing a new public telephone technology in 2004 to allow its customers access to a wider range of services via the Company’s “Única” prepaid cards, instead of the chip card currently used. As of December 2003, CANTV had 454 Telecommunication Centers franchises, an 8.1% increase over December 2002.

Blended local average real rates decreased 14.9% in 2003 compared to 2002 as a result of the absence of residential tariff increases as well as non-residential tariff increases that did not fully offset the effects of inflation.

Basic monthly recurring charges decreased by Bs. 50.2 billion in 2003, attributable to a Bs. 33.8 billion (9.7%) decrease in residential charges, due to a real rate decline of 6.7%, combined with a decrease in the customer base of 1.4%, and a Bs. 16.4 billion (7.7%) decrease in non-residential charges, due to a real rate decline of 1.2%, combined with a decrease in the customer base of 2.9%.

Installation charges and equipment sales increased by Bs. 7.2 billion (40.3%) in 2003, due to increases of 53,276 new wireline installations and 53,817 new wireline equipment sales. Additionally, the Company added 45,077 customers in 2003 as a result of its new fixed-wireless services sales programs, including “CANTV Listo.”

The total number of access lines increased by 28,546 lines (1.1%) to 2.7 million due to 16,055 new residential customers, 29,977 new ADSL lines and 1,800 public telephones additions, offset by a decrease of 19,286 non-residential lines.

The Company continued terminating service to prepaid subscribers due to non-payment and migrating certain postpaid customers to prepaid plans to better match their usage patterns and payment ability, as well as to plans with pre-established credit limits.

Domestic Long Distance Usage

Revenues from domestic long distance usage decreased by Bs. 70.7 billion (21.9%) to Bs. 252.1 billion in 2003 from Bs. 322.8 billion in 2002. This decline was due to a real rate decline of 6.7%, combined with an unbundled net volume decrease of 19.3%. This volume reduction was primarily the result of fewer residential and non-residential access lines as well as customers migrating to bundled flat rate plans.

Total bundled and unbundled domestic long distance minutes of use decreased by 251 million (9.6%) to 2,371 million in 2003, compared to 2,622 million in 2002. Total residential bundled and unbundled domestic long distance minutes of use decreased by 73 million (4.8%), to 1,457 million in 2003 from 1,530 million in 2002. Unbundled residential domestic long distance minutes of use decreased by 129 million due to a 23.5% decrease in domestic long distance minutes of use per line while bundled residential domestic long distance minutes of use increased by 56 million (5.4%) despite a reduction of 34,222 customers subscribed to our “Nights and Weekends” plan. Non-residential unbundled domestic long distance minutes of use decreased by 83 million (12.5%) due to a 9.6% decline in average domestic long distance minutes of use per line. Public telephony volumes decreased by 95 million minutes of use (22.2%) versus 2002 driven by our customers using other communication alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

In October 2002, the Company launched a new domestic long distance “Nights and Weekends” plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the new “Nights and Weekend” plan subscribers are entitled to an additional hour at night from Monday through Thursday and to two additional hours in the morning from 8:00 pm to 7:59 am, and on weekends from 8:00 pm Friday until 7:59 am Monday for a fee of Bs. 28,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 pm and 5:59 am during the week, and on weekends from Friday at 9:00 pm until Monday at 5:59 am for a fee of Bs. 26,300. On December 31, 2003, 195,275 customers used the “Nights and Weekends” special flat rate national long distance plan.

International Long Distance

Total international long distance revenues decreased by Bs. 36.8 billion (25.2%) to Bs. 109.5 billion in 2003 compared to Bs. 146.3 billion in 2002. This decline is attributable to a real rate decrease of 23.2% as a result of lower international rates and the usage of the “Preferred Country” long distance calling plan. This plan allows the customer to select up to 5 countries and receive a discount of up to 20% for calls made to the selected countries. In September 2002, the Company also launched two new international long distance tariff plans, called “My Destiny” and “My Super Destiny.” In the “My Destiny” plan customers pay up to Bs. 7,500 for their basic monthly recurring charge and enjoy 25 minutes each month in calls to a pre-selected country plus a 35% discount on additional minutes. In the “My Super Destiny” plan customers pay up to Bs. 14,740 for their basic monthly recurring charge and enjoy 55 minutes each month in calls to a pre-selected country plus a 40% discount on additional minutes. In March 2004, the Company launched a new international long distance tariff plan, called “My Mega Destiny”, in which customers pay up to Bs. 25,500 for their basic monthly recurring charge and enjoy 100 minutes each month in calls to a pre-selected country plus a 45% discount on additional minutes.

Net settlement revenue with international carriers decreased by Bs. 6.8 billion (36.9%) in 2003 to Bs. 11.6 billion compared to Bs. 18.4 billion recorded in 2002. This revenue decline was driven in part by a net volume decrease of 118.8% due to a reduction of 20 million of incoming minutes as compared to 2002. This decline is mainly due to the decrease of incoming traffic from U.S. carriers. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market adopting aggressive pricing strategies and captured market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into

Venezuela and handing off international settlement payments. The weighted average settlement rate at year-end was approximately $0.1. The ratio of incoming calls was 0.99 and 1.08 in 2003 and 2002, respectively.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 46.9% and 42.0% of the minutes recorded in 2003 and 2002, respectively. The average settlement rate for international traffic between the United States and Venezuela was $0.38 per minute during 2001. Since 2002, the accounting rate is not longer valid to perform settlements of international traffic with American carriers. This scheme has been replaced by commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies.

Fixed to Mobile – Outgoing

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to Mobile – Outgoing.” Fixed to mobile revenues decreased by Bs. 159.2 billion (21.9%) in 2003 compared to 2002, mainly due to a decrease of 378 million in total fixed to mobile minutes of use. Beginning April 2003, local and domestic long distance fixed to mobile tariffs were consolidated and the rate structure for the two services became identical, resulting in a higher local tariff and a lower domestic long distance tariff.

Local fixed to mobile residential minutes decreased by 126 million (20.8%) and local fixed to mobile non-residential minutes decreased 113 million (17.6%). This downtrend is attributed to the decrease in the number of postpaid lines in service and the migration to wireless communications (mobile to mobile). Local fixed to mobile average real rates increased 7.1%, compared to 2002.

Local minutes of use from public telephone to mobile decreased by 141 million (39.8%) as compared to the prior year.

Domestic long distance fixed to mobile minutes decreased by 78 million (12.6%) in 2003 compared to 2002. This decrease was due to a 35.6% decrease in public telephony domestic long distance fixed to mobile minutes, partially offset by an increase in residential domestic long distance fixed to mobile minutes of 7.7%. Domestic long distance fixed to mobile average real rates decreased by 16.5% from 2002. In addition, domestic long distance fixed to mobile minutes of use are now rounded to whole minutes instead of actual minutes elapsed for residential and non-residential services resulting in higher residential and non-residential domestic long distance minutes of use effective April 2003.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network, which is recorded as revenue under Interconnection Incoming.

Interconnection incoming revenue increased by Bs. 14.1 billion (24.1%) in 2003 compared to 2002, mainly driven by weighted average real rate increases of 14.6%. Total incoming minutes of use increased by 312 million (28.1%), mainly driven by increased traffic from other operators, mainly from other fixed wireless and international long distance operators. Local and domestic long distance incoming minutes increased by 283 million (31.0%) and 29 million (14.7%), respectively, when compared to 2002. This volume increase was attributable to an increase in local and domestic long distance fixed to fixed minutes of 305 million and 51 million, respectively, offset by a lower local and domestic long distance mobile to fixed minutes of 22 million and 22 million, respectively.

Other Wireline-Related Services

Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, increased by Bs. 10.3 billion (10.3%) to Bs. 110.4 billion in 2003 compared to Bs. 100.1 billion in 2002, mainly driven by wider availability of Acceso a Banda Ancha (Broadband Access) (“ABA”) ADSL lines. Additionally, CANTV proactively offered the re-allocation of links as well as integrated solutions with the same pricing plans. Revenues from data transmission services, including ABA, Frame Relay, and Digital Private Lines (“DPL”) services, increased by Bs. 71.2 billion (32.9%) in 2003 to Bs. 287.6 billion compared to Bs. 216.3 billion in 2002. This increase was mainly due to increases of Bs. 17.7 billion in ABA, from 64.0% increase in ABA ADSL lines, combined with an increase in average real rates of 40.6%, partially offset by a decrease in DPL and analog circuits by 4.8%.

Wireless Services

Wireless service revenues increased by Bs. 57.9 billion (8.0%) to Bs. 783.3 billion in 2003 compared to Bs. 725.4 billion recorded in 2002, reflecting continued growth in the prepaid customer base combined with the continued effect of the interconnection agreement signed in 2001, in which incoming minutes from other operators are billed. Wireless services revenues include airtime, access, interconnection and special services revenues.

Growth of 4.7% in the wireless customer base was primarily driven by the continued success of prepaid services during 2002. The postpaid customer base remained flat, decreasing slightly 0.2% in 2003 ending with 200,651 subscribers. In 2003, prepaid subscribers increased by 5.1%, reaching a total of 2,480,423 customers at December 31, 2003, compared to 2,359,610 prepaid customers at December 31, 2002. This growth was generated by several promotions and the implementation of new plans during 2003, including among others, “Pégate con Más” (Connect with More) plan, and “Pégate Durísimo” (Fully Connected) plan. Most of the 2003 growth occurred during the fourth quarter, fueled by the “Navidad 2003” (Christmas 2003) promotion with handsets at prices below those of competitors as well as a 50% reduction on the first month access rate.

The “Pégate con Más” plan was launched in November 2002 and provides customers additional bundled minutes and lower prepaid rates per minutes of use. As of December 31, 2003, 58,945 postpaid and 111,109 prepaid customers subscribed to this plan. Beginning August 2003, the “Pégate Durísimo” plan was launched for both prepaid and postpaid customers, offering airtime measured in seconds, free SMS and voice message service at a flat rate. As of December 31, 2003, 505,875 prepaid customers and 22,588 postpaid customers were subscribed to this plan.

In the second quarter of 2001, Movilnet introduced Mobile Originated (“MO”) Text Messages or SMS, which has proved to be very popular among customers. During 2002, the Company signed interconnection agreements with other operators having a positive impact on revenue generation related to MO services.

SMS messages increased 190.5% in 2003 totaling 4,563 million compared to 1,571 million in 2002. The increase in SMS messages occurred primarily during the first semester of 2003, partially offset by a progressive decrease during the second semester of the year as a result of customers’ reaction to the additional Bs. 5 charge per message begun in June 2003 compared to the previously unlimited prepaid plan. The Company introduced this charge to prevent traffic congestion and increase revenues.

Total minutes of use (incoming and outgoing) increased by 73 million (3.2%) to 2,344 million in 2003 compared to 2,271 million in 2002. Total minutes of use (incoming and outgoing) from postpaid customers decreased by 168 million (25.3%) due to the lower postpaid customer base. Outgoing billed postpaid minutes of use decreased by 76 million (16.3%) mainly driven by the addition of more bundled minutes in their rate plans, resulting in usage of more bundled minutes instead of unbundled billed minutes. Total prepaid billed minutes of use (incoming and outgoing) increased by 241 million (15.0%) in 2003 due to prepaid customer growth.

Billed average minutes of use per postpaid customer decreased by 25.3% in 2003 compared to 2002 due to our customers’ reaction to the nominal price increases. Flat rate plans’ bundled minutes increased by 5% in 2003 compared to 2002. Billed average minutes of use per prepaid customer increased 52.9% in 2003, mainly as a result of the “Pégate con Más” and the “Pégate Durísimo” plans.

In November 2002, “El Regalote” (The Grand Gift) sales campaign was launched, awarding customers with free minutes and services in the following year in an amount equal to their usage during the November/December season subject to certain conditions. These revenues were deferred in proportion to the customers expected to subscribe to this promotion. See “Critical Accounting Policies.”

As a result of the expansion in the prepaid customer base, overall penetration into the potential customer market improved from 10.1% in 2002 to 10.4% in 2003. Partially offsetting the favorable impact of customer growth is the declining monthly revenue per customer due to expansion in lower-usage customer segments through prepaid wireless service offerings and the introduction of more economical postpaid plans.

Revenues from wireless special services increased by Bs. 57.1 billion mainly driven by increases in SMS, which increased in volume and rates, also combined with increases in prepaid voicemail. Equipment sales increased by Bs. 40.6 billion, mainly due to the Christmas and other promotions offered during 2003. Partially offsetting this growth were decreases in airtime revenue of Bs. 17.6 billion due to a 16.3% decrease in outgoing postpaid minutes, combined with lower monthly activation fees driven by the migration of customers to lower price plans with more free minutes and promotional campaigns and higher average real rates.

Wireless market share at December 2003 increased to 41.7% from 40.7% in December 2002.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 11.9 billion (10.8%) to Bs. 122.1 billion in 2003 from Bs. 110.2 billion in 2002.

Internet revenues increased by Bs. 11.2 billion (17.4%) to Bs. 75.8 billion in 2003, due to a 18.6% increase in the subscriber base, which reached 231,938 subscribers at year-end 2003 compared to 195,616 subscribers at year-end 2002. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s stricter credit policies. During 2003, the Company continued offering customers a flat rate plan for Internet access using the Company’s prepaid cards. The number of users grew in 2003 by 179,060 (18.6%) to 1,143,454 at year-end 2003 as compared to 964,394 users at year-end 2002.

The Company’s broadband Internet access products showed strong growth during 2003, ending the year with 993 Frame Relay customers and 76,847 ADSL lines, representing a growth of 9.1% and 64.0%, respectively, during the year. This increase highlights the Company’s leading presence in the Internet broadband access market in Venezuela.

Revenues from directory service remained almost flat at Bs. 32.9 billion in 2003 compared to Bs. 32.7 billion in 2002.

Operating Expenses

Total operating expenses decreased by Bs. 198.1 billion (6.1%) to Bs. 3,070.8 billion in 2003 compared to Bs. 3,268.9 billion in 2002 due to effective cost cutting measures in response to the difficult economic and political environment.

Uncollectibles expense decreased by Bs. 0.7 billion (0.8%) in 2003. The decline in uncollectibles expense reflects continuing improvement in cash collections resulting from the application of stricter credit policies and the increase of prepaid customers. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.7% for the year ended December 31, 2003, compared to the 2.6% in 2002.

Operations, maintenance, repairs and administrative expenses decreased by 5.6% in 2003 to Bs. 1,409.5 billion compared to Bs. 1,492.7 billion in 2002. The decrease is attributed to the 5.4% reduction of in the number of total employees, terminated agreements with suppliers and reductions in commissions paid to agents and advertising expenses. These cost reductions were partially offset by material costs, contractor expense and software maintenance increases. Increased material costs were largely a result of higher wireless handset sales while the contractor expense increases were related to the customer service centers’ manpower requirements.

Depreciation and amortization expense decreased by Bs. 64.7 billion (5.9%) to Bs. 1,033.5 billion in 2003 from Bs. 1,098.2 billion in 2002. This decrease was a result of assets reaching the end of their useful lives as well as disposals.

Interconnection costs increased by Bs. 20.5 billion (6.1%) in 2003 to Bs. 357.4 billion compared to Bs. 336.9 billion in 2002 due to average real rates increases.

Concession and other non-income taxes decreased by Bs. 69.9 billion (27.7%) resulting from a redefinition of the taxable base for the calculation of special telecommunication taxes on interconnection revenues from wireless operations. In addition to this one-time adjustment, concession and other taxes decreased as a result of the reduction in the bank tax on financial transactions from 1% during 2002 to 0.75% from June 2003 until December 2003. Currently the bank tax on financial transactions is 0.5%.

Other expense, Net

Total other expense, net totaled Bs. 54.5 billion for 2003 compared to Bs. 19.9 billion expense for 2002. This increase was primarily due to a Bs. 38.8 billion loss recorded from the sale of U.S. dollar denominated Venezuelan Government Bonds acquired in August 2003 and settled with an average discount of 31%. The acquisition and sale were effected to guarantee CANTV access to adequate foreign currency.

Gain from monetary position decreased by Bs. 37.9 billion (92.2%) to Bs. 3.2 billion in 2003 compared to Bs. 41.1 billion recorded in 2002. This decrease was the result of holding a higher average net monetary liability position in 2002 and lower inflation in 2003.

Exchange loss, net decreased by Bs. 12.5 billion (21.8%) to Bs. 45.0 billion for 2003 compared to Bs. 57.5 billion for 2002. This decrease was due to the flat exchange rate of Bs. 1,600 per U.S.$1 since February 2003. See “Item 10. Additional Information — Exchange Controls.”

Interest income increased by Bs. 14.1 billion (29.8%) to Bs. 61.6 billion for 2003 from Bs. 47.5 billion for 2002, due to higher rates earned on short term or temporary investments during 2003.

Interest expense decreased by Bs. 6.8 billion (15.9%) to Bs. 36.3 billion in 2003 compared to Bs. 43.1 billion in 2002. This decrease was primarily the result of debt principal repayments during 2003, including a Bs. 22.7 billion ($14.4 million) payment on the IFC loans, a Bs. 44.0 billion ($27.5 million) payment on the ING Barings loan, a Bs. 15.8 billion payment (¥1,080 million) on the Eximbank loans and a Bs. 0.7 billion payment on other local loans. See “— Liquidity and Capital Resources” for description of these loans.

Income Taxes

The Company’s income tax provision totaled Bs. 35.6 billion for 2003 compared to Bs. 29.8 billion for 2002. The higher tax expense is mainly due to lower income tax credits from new investments and the loss of Bs. 38.8 billion from the sale of U.S. dollar denominated bonds which was non-deductible.

Years Ended December 31, 2001 and 2002

Operating Revenues

Consolidated net operating revenues decreased by Bs. 377.9 billion (10.0%) in 2002 to Bs. 3,404.5 billion compared with Bs. 3,782.4 billion in 2001, primarily due to decreases in wireline services of 15.3%, partially offset by increases of 10.2% and 18.8% in wireless and other telecommunications-related services, respectively. This decline was primarily attributable to lower real rates, a deteriorated economy, the continuing shift of customers to flat rate plans, fewer non-residential postpaid access lines, and the impact of a one-time revenue adjustment recorded in the third quarter of 2001, related to an interconnection settlement. These year-over-year declines were partially offset by growth in data, wireless and Internet revenues.

For the years ended December 31, 2002 and 2001, 75.5% and 80.2% of total operating revenues were from wireline services, respectively. Revenues from wireless communications services and Internet accounted for 21.3% and 1.9% of total operating revenues for the year ended December 31, 2002, respectively, and 17.4%, and 1.2% for the year ended December 31, 2001, respectively.

Operating Volumes

The total number of access lines in service increased by 8,201 (0.3%) to 2,705,363 at December 31, 2002, from 2,697,162 at December 31, 2001. The increase reflects the success of our prepaid and ADSL product offerings, which increased 162.1% or 28,986 lines.

During 2002, residential access lines increased 0.02% and non-residential access lines decreased 3.8%. The number of public telephones in service increased by 2.8% during this same period.

Local billed minutes of use carried by the Company’s network decreased by 481 million (4.3%) to 10,628 million billed minutes for the year ended December 31, 2002, from 11,109 million billed minutes of use for the year ended December 31, 2001. Residential billed minutes of use in 2002 decreased by 205 million (3.5%) to 5,683 million as compared to 2001, mainly due to a 2.7% decrease in average minutes of use per residential line. This was mostly driven by customer migration to higher bundled minutes plans. Bundled minutes, however, posted a 575 million increase, composed of 687 million minutes in the first half of 2002, partially offset by a 112 million bundled minutes decrease in the second half of 2002 due to the tariff change that reduced the number of bundled minutes included in our plans. Non-residential billed minutes of use in 2002 decreased by 244 million (6.2%) to 3,706 as compared to 2001. The drop in non-residential billed minutes was primarily attributable to customer migration to the flat rate plan for Internet services and a decrease in the number of postpaid non-residential lines as a consequence of the mergers and consolidations of several large financial institutions and corporations, as well as cost cutting measures by these businesses in response to the economic recession. Public telephones minutes decreased by 32 million (2.5%) to 1,239 million in 2002, from 1,271 million in 2001, as a consequence of the increased wireless communications market penetration of wireless communications in the Caracas metropolitan area.

Domestic long distance bundled and unbundled minutes decreased by 106 million (3.9%) to 2,622 million during 2002 from 2,728 million during 2001. Residential bundled and unbundled minutes of use increased by 142 million (10.2%) to 1,530 million for the year ended December 31, 2002 from 1,388 million for the year ended December 31, 2001. Of that change, unbundled minutes of use decreased by 21 million (4.0%) and bundled minutes of use increased 163 million (18.8%) as a consequence of the special flat rate national long distance plan introduced in November 2000 for “Nights and Weekends.” By the end of December 2002, 213,161 customers had enrolled in the plan and generated 1,029 million bundled minutes. Non-residential long distance minutes of use decreased by 115 million (14.7%) to 665 million as compared to 2001, driven by a reduction in the number of non-residential postpaid customers as well as a 13.3% decline in the number of average minutes per non-residential line. The decline in non-residential postpaid customers was driven by mergers and consolidations and cost-cutting measures. Public telephones minutes decreased by 133 million (23.8%) to 427 million during 2002 from 560 million minutes during 2001.

International minutes billed locally to Venezuelan customers decreased by 11 million (4.9%) to 212 million for 2002 as compared to 223 million for 2001. This decrease reflected a 5.7% decline in the residential sector and a 13.4% in the non-residential sector, while related public telephone usage grew by 39.5%. Decreases in the residential and non-residential sector were mainly driven by the soft economy, the reduction in the number of postpaid non-residential lines and the impact of the increasing competition. In 2002, net settlement minutes with international carriers decreased by 109 million (87.2%) to 16 million from 125 million in 2001. In 2002, outgoing minutes decreased by 3 million (1.4%) and incoming minutes decreased by 112 million (32.9%). This decline in incoming traffic is mainly related to reductions in traffic from U.S. carriers. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market adopting aggressive pricing strategies and captured market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. The incoming minutes of use to outgoing minutes of use ratio decreased by 0.5 (31.6%) to 1.08 for the year ended December 2002 from 1.58 for the year ended December 2001.

Local Services

Local services revenues include local usage, basic monthly recurring charges, installation charges and equipment sales. Local usage and basic rent revenues decreased by 70.9 million (6.6%) to Bs. 997.5 million in 2002 compared to Bs. 1,068.4 in 2001. The total number of access lines increased by 8,201 lines (0.30%) to 2.7 million due to 40,972 residential customers, 28,986 ADSL lines and 2,463 public telephone additions, offset by a decrease of 15,963 non-residential lines and 48,257 prepaid lines.

Local usage revenues decreased by Bs. 73.9 billion (15.0%) to Bs. 417.0 billion in 2002 compared to Bs. 490.9 billion in 2001. This decrease was primarily attributable to a 4.3% decrease in residential, non-residential and public telephone local billed minutes combined with a decrease in the average local usage real rate of 10%. Total residential billed minutes of use decreased by 205 million (3.5%) in 2002 compared with 2001, primarily due to a decrease in residential average minutes of use per line, resulting from 687 million additional free minutes in the first half of 2002, as well as a reduction of 112 million minutes resulting from the change in plans effective June 15, 2002. Under the new residential tariff structure, the free minutes in each plan were reduced. Additionally, as of the end of 2002, there were 191,634 prepaid residential lines. Lower-usage consumers typify the prepaid customer segment. Further, a decrease in total non-residential billed minutes of use amounting to 244 million (6.2%) in 2002 compared with 2001, mainly as a result of the lower customer base and lower minutes of use per line.

One of the Company’s strategic objectives is to offer pricing plans, including prepaid services, that satisfy each customer’s communication needs while also attempting to reduce cash flow volatility by encouraging customers to migrate to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use increased by 575 million minutes (17.9%) to 3,781 million minutes in 2002. This growth was primarily the result of the unlimited access to dial up Internet or voice rate plans. At December 31, 2002, there were 112,205 residential customers using such plans.

Basic monthly recurring charges increased in 2002 by Bs. 5.4 billion (1.0%) mainly attributable to a 29.0% increase in weighted average rates for basic monthly recurring charges under the new tariff plans scheme.

The Company continued terminating service to prepaid subscribers due to non-payment of the installation fee, and migrating certain postpaid customers to prepaid plans to better match their usage patterns and credit capacity, as well as to plans with pre-established credit limits.

Domestic Long Distance Usage

Revenues from domestic long distance usage decreased by Bs. 83.1 billion (20.5%) to Bs. 322.8 billion in 2002 from Bs. 405.9 billion in 2001. This decline was due to a real rate decline of 12.1%, combined with an unbundled net volume decrease of 14.4%. This volume reduction was primarily the result of fewer residential and non-residential access lines as well as customers migrating to bundled flat rate plans.

Total 2002 domestic long distance bundled and unbundled minutes decreased 106 minutes to 2,622 million minutes compared to 2001. Residential bundled minutes of use increased by 163 million minutes of use (18.8%) during 2002 and unbundled minutes of use decreased by 21 million minutes of use (4.0%) during 2002 compared to the prior year as a result of a decrease in the number of postpaid subscribers combined with customer migration to prepaid services and flat rate plans. The unbundled domestic long distance average minutes of use per residential line increased by 13.7% compared to the prior year. Non-residential long distance volume decreased by 115 million minutes of use (14.7%), driven by a reduction in the number of non-residential postpaid customers as well as a decline in the number of average minutes per non-residential line. Average domestic long distance minutes of use per non-residential line decreased by 0.9% compared to the prior year.

In October 2002, the Company launched a new Domestic Long Distance “Nights and Weekends” plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the new “Nights and Weekends” plan subscribers receive an additional hour at night from Monday through Thursday and up to two additional hours in the morning from 8:00 pm to 7:59 am, and on weekends from 8:00 pm Friday until 7:59 am Monday for a fee of Bs. 16,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 pm and 5:59 am during the week, and on weekends from Friday at 9:00 pm until Monday at 5:59 am for a fee of Bs. 13,250. On December 31, 2002, 213,161 customers used the “Nights and Weekends” special flat rate national long distance plan.

International Long Distance

Total international long distance revenues decreased by Bs. 59.3 billion (28.8%) to Bs. 146.3 billion in 2002 compared to Bs. 205.6 billion in 2001. This decline is attributable to a real rate decrease of 21.1% as a result of lower international rates and the introduction of a “Preferred Country” long distance calling plan. This plan allows the customer to select up to 5 countries and receive a discount of up to 20% for calls made to the selected countries. In September 2002, the Company also launched two new International Long Distance Tariff Plans, called “Destiny” and “Super Destiny.” In the “Destiny” plan customers paid up to Bs. 5,900 for their basic monthly recurring charge and enjoy 25 minutes each month in calls to a pre-selected country plus a 35% discount on additional minutes. In the “Super-Destiny” plan customers paid up to Bs. 10,500 for their basic monthly recurring charge and enjoy 50 minutes each month in calls to a pre-selected country plus a 40% discount on additional minutes.

Net settlement revenue with international carriers decreased by Bs. 14.6 billion (44.2%) in 2002 to Bs. 18.4 billion compared to Bs. 33.0 billion recorded in 2001. This revenue decline was driven in part by a net volume decrease of 87.2% due to a reduction of 112 million of incoming minutes as compared to 2001. This decline is mainly due to the decrease of incoming traffic from U.S. carriers. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market, adopting aggressive pricing strategies and captured market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. The Company implemented adjustments to lower termination costs and became more competitive. The weighted average settlement rate at year-end was approximately $0.1. The ratio of incoming calls was 1.08 and 1.58 in 2002 and 2001, respectively.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 41.9% and 55.6% of the minutes recorded in 2002 and 2001, respectively. The average settlement rate for international traffic between the United States and Venezuela was $0.38 per minute during 2001.

During 2002, the accounting rate was no longer valid to perform settlements of international traffic with American carriers. That scheme was replaced by commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies.

Fixed to Mobile – Outgoing

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to Mobile – Outgoing.” Fixed to mobile revenues decreased by Bs. 222.3 billion (23.4%) in 2002 compared to 2001. This decline was mainly the result of a 20.8% decrease in average real rates, as well as a volume decrease of 1.4% or 9 million minutes.

Local fixed to mobile residential minutes increased by 50 million (9.0%) while local fixed to mobile non-residential minutes decreased 76 million (10.6%). This downtrend is attributed to the decrease in the number of postpaid lines in service and the migration to wireless communications (mobile to mobile).

Minutes of local use from a public telephone to a cellular phone increased by 56 million (18.8%) as compared to 2001. This growth is primarily due to a rate decrease of 24.3% compared to 2001.

Domestic long distance fixed to mobile minutes increased by 10 million (1.6%) in 2002 compared to 2001. This increase was generated by a 23.7% increase in public telephony domestic long distance fixed to mobile minutes, partially offset by decreases in residential and non-residential domestic long distance fixed to mobile minutes of 2.4% and 15.6%, respectively.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network, which is recorded as revenue under Interconnection Incoming.

Interconnection incoming revenue decreased by Bs. 2.4 billion (3.9%) in 2002 compared to 2001. Total incoming minutes of use decreased by 115 million (9.4%), partially offset by 91 million fixed to fixed minutes from other operators. Local and domestic long distance incoming minutes decreased by 41 million (4.3%) and 74 million (27.3%), respectively, when compared to 2001. This volume decrease was attributable to a decrease in local and domestic long distance mobile to fixed minutes of 443 million and 74 million, respectively, offset by a higher local and domestic long distance fixed to fixed minutes of 402 million and 90 million, respectively.

Other Wireline-Related Services

Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, decreased by Bs. 24.8 billion

(7.3%) to Bs. 316.4 billion in 2002 compared to Bs. 341.2 billion in 2001. The primary factor contributing to this decrease was a one time favorable interconnection settlement adjustment recorded in 2001. Revenues from data transmission services, including Frame Relay, and DPL services, increased by Bs. 40.8 billion (23.2%) in 2002 to Bs. 216.3 billion compared to Bs. 175.5 billion in 2001. Interconnection facility revenues increased by Bs. 3.8 billion (460.1%) to Bs. 4.7 billion in 2002 compared to Bs. 833.7 million in 2001, due to an increase in fees from wireless operators.

Wireless Services

Wireless services revenues include airtime, access, interconnection and special services revenues. Wireless service revenues increased by Bs. 67.4 billion (10.2%) to Bs. 725.4 billion compared to Bs. 658.0 billion recorded in 2001, reflecting continued growth in the prepaid customer base combined with the effect of the new interconnection agreement signed in 2001, in which incoming minutes from other operators are billed.

The 4.0% growth in the wireless customer base was primarily driven by the continued success of prepaid services during 2002. In 2002, prepaid subscribers increased by 4.7%, reaching a total of 2,359,610 customers at December 31, 2002, compared to 2,254,285 prepaid customers at December 31, 2001. The postpaid customer base decreased 2.9% in 2002 ending with 201,108 subscribers.

In the second quarter of 2001, Movilnet introduced Mobile Originated Text Messages or SMS, which has proved to be very popular among our customers. During 2002, the Company signed interconnection agreements with other operators which enhanced MO services revenue.

Total minutes of use (incoming and outgoing) increased by 144 million (6.8%) to 2,271 million in 2002 compared to 2001. Prepaid minutes increased by 182 million (12.8%) in 2002 due to prepaid customer growth. Total minutes of use (incoming and outgoing) from postpaid customers decreased by 38 million (5.4%) due to the lower postpaid customer base. Outgoing postpaid minutes decreased by 52 million (10.0%) mainly driven by the Company’s new tariff plans which doubled the free bundled minutes included in postpaid plans.

In November 2002, “El Regalote” (the Grand Gift) sales campaign was launched, awarding customers with free minutes and services in the following year in an amount equal to their usage during the November/December season if certain conditions were met. These revenues were deferred in a proportionate manner based on the historical call patterns of those customers that were expected to participate in the promotion. See “— Critical Accounting Policies.”

As a result of the expansion in the prepaid customer base, overall penetration in this customer market improved from 9.9% in 2001 to 10.1% in 2002. Partially offsetting the favorable impact of customer growth was the declining monthly revenue per customer caused by the penetration into lower-usage customer segments.

Revenues from wireless special services increased by Bs. 86.3 billion mainly driven by SMS volume and rate increases, as well as prepaid voicemail gains. Interconnection revenue (incoming traffic) grew by Bs. 38.6 billion primarily due to the new interconnection agreements. Previously, cellular operators conducted interconnections under a “Bill and Keep” agreement whereas now calls are settled under the rates established by the new interconnection agreements. Partially offsetting this growth were decreases in airtime revenue of Bs. 16.6 billion primarily due to a 12.0% decrease in outgoing minutes, lower monthly activation fees driven by the migration of customers to lower price plans with more free minutes and promotional campaigns that exempted customers from paying activation fees and higher average real rates.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 17.5 billion (18.8%) to Bs. 110.2 billion in 2002 from Bs. 92.7 billion in 2001.

Internet revenues increased by Bs. 18.9 billion (41.4%) to Bs. 64.6 billion in 2002, due to a 34.7% increase in the subscriber base, which reached 195,616 at year-end 2002. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s stricter credit policies. During 2002, the Company continued offering customers a flat rate plan and the added facility of using the Company’s prepaid cards to access the Internet.

The Company’s broadband Internet access products also demonstrated strong growth during 2002, ending the year with 910 Frame Relay customers and 46,870 ADSL lines, a growth of 49.7% and 162.1%, respectively, during the year. This increase highlights the Company’s leadership in the Internet broadband access market.

Revenues from directory service decreased by Bs. 6.6 billion (16.9%) to Bs. 32.7 billion in 2002 compared to 2001, due to delayed publication of our 2002 central region directories.

Operating Expenses

Total operating expenses decreased by Bs. 262.7 billion (7.4%) to Bs. 3,268.9 billion in 2002 compared to Bs. 3,531.5 billion in 2001 due to effective cost-cutting measures in response to the difficult economic and political environment.

Uncollectibles expense decreased by Bs. 21.4 billion (19.5%) in 2002. The decline in uncollectibles expense reflects continuing improvement in cash collections resulting from a higher quality customer base and the application of stricter credit policies. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.6% for the year ended December 31, 2002, compared to the 2.9% reported in 2001.

Operations, maintenance, repairs and administrative expenses increased by 6.4% in 2002 to Bs. 1,492.7 billion compared to Bs. 1,403.4 billion in 2001. The increase is attributed to increases in miscellaneous and contractor expenses, which are indexed to inflation and/or to the U.S. dollars, as well as increase in other operating taxes. On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. As a result of this program, 3,572 employees were separated from the Company in January 2001. In 2001, the Company recorded a one-time charge of Bs. 43.5 billion resulting from special termination benefits and curtailment related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001.

Depreciation and amortization expense decreased by Bs. 163.1 billion (12.9%) to Bs. 1,098.2 billion in 2002 from Bs. 1,261.3 billion in 2001. This decrease was a result of assets reaching the end of their useful lives as well as disposals.

Interconnection costs decreased by Bs. 140.9 billion (29.5%) in 2002 to Bs. 336.9 billion compared to Bs. 477.8 billion in 2001 due to average real rates decreases combined with a 16.4% volume decrease.

Concession and other non-income taxes increased by Bs. 16.9 billion (7.1%) as a result of the implementation of a 1% bank tax on financial transactions.

Other expense, Net

Total other expense, net totaled Bs. 19.9 billion for 2002 compared to Bs. 40.4 billion expense for 2001. This decrease was primarily due to a Bs. 27.2 billion charge in 2001 related to the AES takeover attempt.

In 2002 there was a gain from monetary position of Bs. 41.1 billion while in 2001 there was a loss of Bs. 52.7 billion. The gain in 2002 was the result of holding a higher average net monetary liability position throughout 2002 compared to 2001, which became a liability position at yearend as a result of dividend payments and repurchased shares.

Exchange (loss) gain, net had a variation of Bs. 92.6 billion (264.2%) due to a Bs. 57.5 billion loss for 2002 compared to a gain of Bs. 35.1 billion for 2001. The gain recorded in 2001 resulted from holding a higher average foreign currency asset position compared to 2002.

Interest income decreased by Bs. 16.2 billion (25.5%) to Bs. 47.5 billion for 2002 from Bs. 63.7 billion for 2001, due to lower short term or temporary investments made during 2002. The average interest rates for investment denominated in U.S. dollars decreased approximately 5.3% in 2002.

Interest expense decreased by Bs. 23.7 billion (35.5%) to Bs. 43.1 billion in 2002 compared to Bs. 66.8 billion in 2001. This decrease was primarily the result of a $100 million payment on the Guaranteed Notes in February 2002. See “— Liquidity and Capital Resources.”

Income Taxes

The Company’s income tax provision totaled Bs. 29.8 billion for 2002 compared to Bs. 71.7 billion for 2001. The lower tax expense is mainly due to lower taxable income and also resulted from the contribution to the pension fund of Bs. 61.0 billion in cash and Bs. 85.1 billion in Venezuelan National Public Debt Bonds received from the Government. Under Venezuelan law, pension expense is deductible for tax purposes in the year that contributions are made.

Financial Condition, Liquidity and Capital Resources

The following table summarizes cash flow data for the Company for the years ended December 31, 2001, 2002, and 2003:

	Year Ended December 31,
	2001 (1)		2002 (1)		2003 (1)		2003 (2)
Cash and temporary investments beginning of the year	B	s. 1,083,440	Bs.	502,722	Bs.	574,565	$359

Operating activities:
Net income		138,358		84,953		29,772	19
Adjustments to reconcile net income to net cash provided by operating activities		1,477,291		1,275,136		1,186,592	742
Changes in current assets and liabilities		(312,479)		(79,747)		(18,005)	(11)
Changes in non-current assets and liabilities		(59,216)		(74,290)		(119,242)	(75)

Net cash provided by operating activities		1,243,954		1,206,052		1,079,117	675

Investing activities:
Capital expenditures, net of disposals		(325,191)		(508,761)		(110,180)	(69)
Acquisition of intangibles		(84,628)		(141,018)		(14,206)	(9)

Net cash used in investing activities		(409,819)		(649,779)		(124,386)	(78)

Financing activities:
Payments of debt		(108,501)		(254,374)		(97,291)	(61)
Dividend payments		(469,627)		(332,757)		(635,873)	(397)
Repurchase shares		(750,521)		—		—	—
Repurchased shares for workers’ benefit fund		(882)		(8,901)		(3,113)	(2)

Net cash used in financing activities		(1,329,531)		(596,032)		(736,277)	(460)

(Decrease) increase in cash and temporary investments before loss in purchasing power of cash and temporary investments		(495,396)		(39,759)		218,454	137
Loss in purchasing power of cash and temporary investments		(153,626)		(100,145)		(139,403)	(88)
Foreign exchange gain of cash and temporary investments		68,304		211,747		58,513	37

(Decrease) increase in cash and temporary investments		(580,718)		71,843		137,564	86

Cash and temporary investments at year end		502,722		574,565		712,129	445

(1)	Bolivar amounts are in millions of constant bolivars as of December 31, 2003.
(2)	Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,600.00 per $1.00, the official Daily Exchange Rate on December 31, 2003. See “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

Years Ended December 31, 2002 and 2003

Net cash provided by operating activities decreased by Bs. 126.9 billion (10.5%) to Bs. 1,079.1 billion for the year ended December 31, 2003 from Bs. 1,206.1 billion for the year ended December 31, 2002 primarily due to a net decrease in current assets of Bs. 81.9 billion and a net decrease in current liabilities of Bs. 20.2 billion. Other non-current assets increased by Bs. 40.3 billion.

Capital expenditures decreased by Bs. 398.6 billion (78.3%) to Bs. 110.2 billion in 2003 compared to Bs. 508.8 billion in 2002, which was mainly due to the 2002 implementation of the CDMA-1X platform. The Company acquired intangibles of Bs. 14.2 billion during 2003, representing a decrease of 89.9% compared to 2002, mainly related to the 2002 acquisition of software and systems to support the implementation of SAP/R3 for administrative functions, the CDMA-1X wireless platform, and ADSL activities. Capital expenditures for 2003 were limited given the uncertain political and economic environment in Venezuela.

During 2003 some projects that were initiated in 2002 were completed, such as the first phase of the CDMA-1X network deployment that allows the provision of new services which are not possible over the TDMA network. Despite the economic situation, the Company continued to support the growth of services such as ADSL. In addition, other investments on the wireline network were mostly targeted towards the maintenance of operational continuity.

Additionally, during the last quarter of 2003, the Company undertook important projects as a response to market opportunities, such as the beginning of Phase II of the CDMA-1X network deployment, and the substitution of the public telephony prepaid platform. These projects are expected to be completed during 2004.

Net cash used in financing activities increased by Bs. 140.2 billion (23.5%) to Bs. 736.3 billion in 2003 compared to Bs. 596.0 billion in 2002. During 2003, the Company paid Bs. 635.9 billion in dividends, compared to 2002, when the Company paid Bs. 332.8 billion in dividends and Bs. 254.4 billion in debt payments, including a $100 million payment related to the Guaranteed Notes. See “— Liquidity and Capital Resources.”

Years Ended December 31, 2001 and 2002

Net cash provided by operating activities decreased by Bs. 37.9 billion (3.0%) to Bs. 1,206.1 billion for the year ended December 31, 2002 from Bs. 1,244.0 billion for the year ended December 31, 2001 primarily due to a decrease of accrued employee benefits of Bs. 119.6 billion (83.2%) and deferred revenues of Bs. 45.4 billion (76.9%), partially offset by an increase of accounts receivable by Bs. 71.7 billion and a decrease in pension and other postretirement benefits of Bs. 20.6 billion.

Capital expenditures increased by Bs. 183.6 billion (56.4%) to Bs. 508.8 billion in 2002 compared to Bs. 325.2 billion in 2001. During 2002, the Company increased its investment program, which was mainly directed to the implementation of the CDMA-1X platform. The Company funded these expenditures with internally generated funds. The Company acquired intangibles of Bs. 141.0 billion during 2002 mainly related to the acquisition of software and systems to support the implementation of SAP/R3 for administrative functions, the CDMA-1X wireless platform and ADSL activities.

Net cash used in financing activities decreased by Bs. 733.5 billion (55.2%) to Bs. 596.0 billion in 2002 compared to Bs. 1,329.5 billion in 2001. Net cash used in 2001 financing activities, included Bs. 750.6 billion to fund the share repurchase program at December 31, 2001, Bs. 469.6 billion to make dividend payments and Bs. 108.5 billion to fund debt payments. All financing activities were funded with internally generated funds and existing cash balances. During 2002, the Company paid Bs. 332.8 billion in dividends and Bs. 254.4 billion in debt payments, including a $100 million payment related to the Guaranteed Notes. See “— Liquidity and Capital Resources.”

Research and Development

The Company, through its business units, performs multiple market studies to develop new products and services and remain competitive. Additionally, the Company upgrades its systems to adapt the network to the new technological requirements of new products and services. These activities are not classified as research and development expenses by the Company. The Company conducts no other research and development activities.

Liquidity and Capital Resources

As of December 31, 2003, the Company’s current assets totaled Bs. 1,411.2 billion, an increase of Bs. 3.3 billion (0.2%) compared to Bs. 1,407.9 billion at December 31, 2002. The Company’s current liabilities totaled Bs. 1,127.7 billion at December 31, 2003, a decrease of Bs. 241.9 billion (17.7%) compared to Bs. 1,369.7 billion at December 31, 2002. As a result, the Company’s working capital ratio increased to 1.25 at December 31, 2003, from 1.03 at December 31, 2002. This increase is attributable to higher cash balances and lower current liabilities. See “Item 4. Information on the Company — History.” Management believes that the Company’s working capital is sufficient to meet actual requirements.

Accounts receivable from Government entities increased by Bs. 14.8 billion (11.8%) during the year, to Bs. 140.6 billion at December 31, 2003 from Bs. 125.8 billion at December 31, 2002. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past-due obligations. During 2000, CANTV received a payment of Bs. 63.8 billion related to the Government’s bond issuance, and in 2001, the National Assembly approved a decree authorizing the issuance of Venezuelan National Public Debt Bonds for the payment of basic services. The amount set aside for payments of debt owed to CANTV in the period 1996-2000 amounted to Bs. 72.2 billion. During 2001, the Company collected Bs. 11.1 billion in Government bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments in Government bonds of Bs. 80.8 billion related to accounts receivable from prior years which represented 49.5% of the outstanding balance at December 31, 2001. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Government bonds denominated in bolivars, in the amount of Bs. 68.5 billion. As of December 31, 2003, Bs. 24.2 billion aggregate principal amount of Government bonds have become due and have been applied by the Company to pay certain taxes. As a result of the effects of inflation and devaluation, the value to the Company of these amounts has been reduced substantially. See “Item 3. Key Information — Factors Relating to the Company — Delays in Receiving Payments from Government Entities,” “Item 4. Information on the Company — Business Overview — Billing” and Note 8 to the Audited Financial Statements.

During 2003, the Company reduced its total debt obligations by Bs. 130.3 billion (25.3%). As of December 31, 2003, the Company’s outstanding indebtedness totaled Bs. 384.1 billion, with Bs. 200.1 billion classified as short-term, as compared to total debt of Bs. 514.4 billion with Bs. 93.7 billion classified as short-term debt at December 31, 2002. The Company continues to maintain a strong capital structure as evidenced by a 10.41% debt-to-equity position at December 31, 2003. Management believes that this capital structure will enable the Company to confront the potential impact of deterioration in the Venezuelan economic outlook. As of December 31, 2003 outstanding debt of the Company was primarily denominated in U.S. dollars with some debt denominated in Japanese yen. As of December 31, 2003, the principal amount of short-term debt outstanding was Bs. 200.1 billion and the principal amount of long-term debt outstanding was Bs. 184.1 billion. See Note 11 to the Audited Financial Statements. The total debt of the Company is comprised of bank loans and bonds denominated in U.S. dollar, Japanese yen and Venezuelan bolivars. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a detailed schedule of composition of debt by fixed and variable interest rates and currency.

In February 1990, the Company obtained a loan from the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) (“Eximbank”) of ¥16,228 million, and invested in technological changes in the transmission network and urban connection. This loan is amortized semi-annually and as of December 31, 2003, the outstanding balance of this loan is ¥5,950 million.

In February 2002, the Company made a payment of $100 million on the Guaranteed Notes issued by CANTV Finance Ltd. and in January 2004 the Company made a payment of an additional $100 million related to notes issued by CANTV Finance Ltd.

In March 1998, CANTV Finance Ltd. issued and placed through ING Barings a guaranteed note in the aggregate principal amount of $150 million, irrevocably and unconditionally guaranteed by CANTV, payable in eight semi-annual installments. On March 13, 2003, the last installment of $27.5 million was paid.

On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation (the “IFC Facility”). Pursuant to the IFC Facility, CANTV obtained loan commitments of $261 million, of which $175 million was disbursed. Of the amount disbursed, $75 million was used in CANTV’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining $100 million represents the conversion of certain debt outstanding into longer-term debt. In March 1998, CANTV paid $150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of CANTV, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of $25 million in 2005. There is no additional amount available under the loan commitment. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on CANTV’s annual net income equivalent in U.S. dollars.

Under the IFC Facility, CANTV may pay dividends only if it is current with respect to its semi-annual payments. In addition, CANTV is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. CANTV was in compliance with these covenants as of December 31, 2003.

At December 31, 2003, the outstanding amount of Movilnet’s loans from the International Finance Corporation (“IFC”) was Bs. 60 billion ($37.5 million). The interest rates on these loans are based on LIBOR at six months plus 1.75% and 2%, and mature in 2005 and 2007. Under these agreements, Movilnet may pay dividends provided it is current with its semi-annual payments and in compliance with certain financial ratios. As of December 31, 2003, Movilnet was in compliance with all of the covenants under this loan agreement.

The Company has no additional unused sources of liquidity available.

The Company’s credit agreements have standard default clauses that provide for acceleration of payment of principal and interest and other clauses including compliance with statutes, maintenance of corporate franchises, governmental approvals, maintenance of property and others. All three agreements have cross-default clauses.

Devaluation of the bolivar against the U.S. dollar was 8.3%, 85.1% and 14.0% for the years ended December 31, 2001, 2002 and 2003, respectively. The devaluation of the bolivar against U.S. dollar and other foreign currencies resulted in a net exchange gain or loss for the Company of Bs. 35.1 billion gain, Bs. 57.6 billion loss and Bs. 45.3 billion loss for the years ended December 31, 2001, 2002 and 2003, respectively. The deterioration of fiscal accounts and increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves as of December 2001, forced the Government to announce on February 12, 2002, that the bolivar would float freely, and to introduce an exchange control regime on February 5, 2003. There are currently restrictions under Venezuelan law on foreign exchange activity. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently complemented with further amendments. The new rules restrict the access of companies and individuals to foreign exchange. On February 6, the Government modified the official exchange rate to Bs. 1,920 per U.S. dollar, which is subject to periodic revision and adjustment by the Central Bank of Venezuela. As of June 29, 2004, foreign exchange activities have not been fully normalized and approval requests are still limited. See “Item 10. Additional Information — Exchange Controls” and see “Item 3. Key Information – Risk Factors.”

Net exchange gains or losses are included in the “Financing cost, net” caption in the consolidated statements of operations in Note 15 to the Audited Financial Statements and represent the additional or fewer Venezuelan bolivars that the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities or receives in satisfaction of its foreign denominated assets. If reductions in the value of the bolivar against the U.S. dollar were to continue to decline substantially, the Company’s consolidated net income and shareholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D Shares could also be adversely affected. See “Item 3. Key Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation it currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. To prevent the erosion of cash assets, the Company’s policy had previously been to maintain approximately 80% of its cash balance in U.S. dollar denominated accounts. However, the Company is not able to comply with this policy as a result of the foreign exchange control regime.

During 2003, the Company continued to generate strong cash flows due to effective management of working capital and capital expenditures moderated in part by the uncertain political and economic environment. While there is no assurance that current liquidity levels can be maintained in the future, strong operating cash inflows are expected to continue based on the Company’s growth strategies and continued demand for telecommunications services in Venezuela.

The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company usually purchases equipment through supplier financing arrangements. During 2003, the Company did not undertake new borrowings. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its long-term capital requirements.

The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this will continue into the future. The expansion and modernization of the Company’s telecommunications network and the introduction of new services since privatization have required significant capital expenditures. The Company has invested over $5.5 billion from January 1, 1992 to December 31, 2003 to this effort. These capital expenditures and improvements have been financed through operating cash flow and debt denominated in U.S. dollars and Japanese yen. At December 31, 2003, the Company had outstanding debt of $217 million denominated in U.S. dollars and Japanese yen. During 2003, the Company made debt principal repayments, including a Bs. 22.7 billion ($14.4 million) payment on the IFC loans, a Bs. 44.0 billion ($27.5 million) payment on the ING Barings loan, a Bs. 15.8 billion (¥1,080 million) payment on the Eximbank loans and a Bs. 0.7 billion on other local loans. The Company is currently making appropriate applications for foreign currency to CADIVI. The Company expects to be in a position to meet its U.S. dollar denominated obligations, however, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

There are $57 million of 2003 carry-over investment commitments which include the CDMA network expansion, SMS platform expansion, substitution of the public telephony prepaid platform and readers, Interurban rings, and wireless call center and associated licenses. Capital expenditures levels during most of 2003 reflected a cautious approach given the second year of economic and market contraction. The Company expects an increase in capital expenditures in 2004 reflecting the Company’s decision to take advantage of favorable investment conditions resulting from a potential demand recovery and a proven working relationship within the foreign exchange regime.

Investment priorities include expansion of the CDMA-1X network, growth in our ABA (ADSL), and the integration and transformation of the Company’s systems. The latter will enable the necessary functionality and flexibility to support the Company’s projected service offerings. Based on its expected working capital structure, the Company believes that it will generate sufficient cash from operations to fund currently anticipated capital expenditures.

The Venezuelan Commercial Code, Capital Markets Law and certain CNV regulations control the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements include restrictions which limit the Company’s ability to pay cash dividends. (See Note 14 to the Audited Financial Statements). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings,” and the Capital Markets Law mandates that the Company distribute every year among its shareholders no less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Companies may exceed the minimum income limit established by the Capital Markets Law and declare dividends in excess of net annual income. The Capital Markets Law also provides that at least 25% of such 50% shall be paid to the shareholders in cash. If the Company, however, has accumulated losses, net income shall initially be applied to offset such deficit. Under current CNV regulations, inflation adjusted net income is the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends are required to be paid out of “liquid and collected earnings.”

Under the Capital Markets Law, dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form, and frequency of the dividend payment. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities concerning financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Contractual Commitments

The Company’s contractual commitments as of December 31, 2003 are detailed as follows:

	Payments due by period (in millions of Bs.)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	384,144	200,067	131,404	41,847	10,826
Operating leases	341,985	41,905	114,818	185,262	—
Purchase Obligations	86,400	86,400	—	—	—

Total	812,529	328,372	246,222	227,109	10,826

Business trends

The Company’s revenues have been primarily centered in wireline activities, representing 83.3% of total revenues in 1999 and 71.6% in 2003. The Company has also focused in the development of wireless and Internet services for which demand has been increasing steadily. In the short to medium term, the Company expects a continued deterioration to its revenues stemming from the depressed economic environment confronting the Company, although it continues making efforts to improve the developing segments through the application of marketing plans, products and services designed to protect the Company’s revenues and diversify its portfolio of customers.

Despite worsening economic conditions, the Company has been able to reduce total operating expenses levels in 2001-2003, except for 2000, in which a special charge of Bs. 206.6 billion was recorded related to a special workforce reduction program aimed to improve productivity and reduce labor costs. The Company has also been able to obtain net cash provided by operating activities and manage capital investments at levels allowing net positive operating cash balances after the cash is used in investing activities.

The situation in Venezuela remains highly volatile and the Company continues to operate in a very difficult environment, which affects the Company’s ability to generate revenues and cash flows and maintain low levels of operating expenses. In particular, the Company expects that the following circumstances may have a material effect on the results of operations in future periods:

•	the outcome of the negotiations concerning the approval of tariff increases by the Government;

•	the macroeconomic situation in Venezuela, including inflation, foreign currency exchange controls, price controls, devaluation and unemployment;

•	the ability to obtain approval for foreign currency requests from CADIVI and the timely reception of funds for the acquisition of equipment and inventories for the Company’s operations;

•	the political outcome of a likely recall Referendum and subsequent elections;

•	delays in receiving payments from Government entities;

•	delays in receiving collections from other customers in a deteriorating economy.

In particular, the Company’s results of operations are very vulnerable to devaluation since substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars.

In addition to these circumstances, other changes in the political and economic situation in Venezuela may have other unforeseen consequences that could negatively impact the Company’s results of operations and financial position.

For more information on the risks related to the Company’s trends, see “Item 3. Key Information — Risk Factors — Factors Relating to the Company.”

Critical Accounting Policies

Note 4 to the Audited Financial Statements includes a summary of the significant accounting principles and policies used in the preparation of our financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from these estimates. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

a. Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Useful lives are periodically revised and updated if necessary. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software and internal costs incurred in the adaptation and implementation of new software are expensed when incurred.

b. Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of property, plant and equipment, except for land and construction work in progress and based on the period during which benefits are expected to be derived from intangible assets and computer software.

c. Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of discounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. There is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

d. Revenue recognition

Revenues for wireline, wireless services, access to Internet and data transmission are recognized in the period in which services are rendered. These revenues are recognized based on minutes of use, basic monthly recurring charges and special services, all net of credits and discounts adjustments. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. Revenues related to phone handsets sales are recognized when the equipment is delivered and accepted by the customer or distributor, which are recorded separately from revenues for services. The Company records billed services not rendered, such as submarine cable usage, basic rent for telecommunication services and telephone directories, as deferred revenue.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage during November and December of 2002 subject to certain conditions. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve-month period. In order to be eligible to participate, postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. As of December 31, 2003, there was Bs. 2,716 million in remaining deferred revenues related to the 2002 promotion. During 2001, the Company did not defer revenues in connection with a similar promotion, and reduced 2002 revenues as customers were awarded with the benefits of the promotion. A similar promotion was not offered in the fourth quarter of 2003.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as “Interconnection Incoming.” Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as “Interconnection Costs” in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

e.	Provision for uncollectible accounts

The Company maintains a provision for doubtful accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently reserves 3% of monthly billed revenues for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance is continuously assessed by management using several factors such as percentage of the monthly collections over the total billing, days sales outstanding, receivables over 90 days, percentage of receivables recovery by collection agents and other special requirements of Business Units, that affect the collectibility of accounts receivable.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, an analysis is performed for residential and business wireline subscribers with outstanding receivables that are 90 days past due. In addition each unit performs an assessment of recoverability on individual cases.

f.	Actuarial assumptions

The noncontributory pension plan benefit is accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation as of December 31, 2003 were 7% and 2%, respectively. Postretirement benefits relating to health care expenses are also recorded based on actuarial estimates. Cumulative gains and losses in excess of 10% of the greater of Projected Benefit Obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active employees. Actuarial gains and losses may result from differences between assumptions applied in the estimates, such as inflation rates and assets returns and actual results.

The Company uses estimates of real interest rates and compensation increases rather than nominal rates, which are estimated based on past experience and future projections considering macroeconomic assumptions, which is complicated by the political and economical instability in Venezuela. Expected return on assets is estimated based on current market conditions. In addition, the Company evaluates changes in circumstances that might have an impact on other assumptions, such as employees turnover rates, mortality, and future inflation and devaluation. Inflation and devaluation assumptions are periodically updated and impacting amounts of obligations.

A review of the actuarial assumptions in light of the changing economic and business environment in Venezuela is currently underway, as well as a review of pension and postretirement benefits plans, and it is possible that some of the assumptions may be subject to change. The impact of these potential changes will be included as actuarial gains or losses to be amortized in the future.

g.	Adoption of IAS-19

The Company adopted International Accounting Standard No 19 “Employee Benefits” (“IAS-19”). The adoption of IAS-19 brought the Company’s accounting for its pension plan in line with International Accounting Standards (IAS), which constitute the primary reference for Venezuelan GAAP.

Since 1992 and until 2001, CANTV had been recognizing its pension plan liability pursuant to U.S. GAAP Statement of Financial Accounting Standard No 87 “Employers’ Accounting for Pensions” (“SFAS-87”), which had been an accepted standard in accordance with Venezuelan GAAP. In 1998, a Venezuelan accounting pronouncement provided for the application of International Accounting Standards (IAS) where accounting treatment was not specifically covered by Venezuelan GAAP. The U.S. GAAP SFAS-87 methodology employed consistently by CANTV is substantially similar to IAS-19 other than the length of the amortization period for the transition obligation resulting from the difference between the present value of the obligation and the fair value of existing plan assets and any eventual past service costs at the moment of adoption. IAS-19 provides for immediate recognition of the transition obligation or an amortization period of no more than 5 years whereas SFAS-87 allows for an amortization period based on the remaining service years of employees.

h.	Employees Award Fund

The Company restated in 2002 all of its financial statements prior to 2002 under Venezuelan GAAP to reflect a change in the shares held in trust for distribution in the form of awards for employees as a reduction to shareholders’ equity and the consolidation of trust in the Company’s financial statements following recommendations of the International Accounting Standard Board which are consistent with U.S. GAAP. Previously, these shares were accounted for as Other assets.

Recently Issued Accounting Pronouncements

In December 2002, the FASB issued SFAS No 148, “Accounting for Stock-Based Compensation Transition and Disclosure an amendment of FASB Statement No 123.” This Statement amends FASB Statement No 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company has no current plan to change the fair value method of accounting for stock-based compensation under SFAS No 123 and does not therefore intend to apply the transition provisions of SFAS No 148.

In April 2003 the FASB issued SFAS No 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS No 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No 149 that relate to SFAS No 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. SFAS No 149 should be applied prospectively. Adoption of this Statement did not have a material impact on the Company’s results of operations and financial position.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position and affects an issuer’s accounting for (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; (2) instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, or (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this Statement did not have a material impact on the Company’s results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. The adoption of this pronouncement did not have a significant impact on its results of operations and financial position.

Cautionary Statement Regarding Forward-Looking Statements

The Company is making forward-looking statements in this Form 20-F based on the Company’s estimates and assumptions which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in “— Operating and Financial Review and Prospects” and elsewhere in this Form 20-F, including factors set forth in “Item 3. Key Information — Risk Factors.” If future events and actual performance differ from the Company’s assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6. Directors, Senior Management and Employees

Directors

CANTV is managed by its Board of Directors which, in accordance with its By-laws, consists of the President of CANTV and eight other principal directors, each of whom has an alternate to act in his or her absence. The members of the Board of Directors are elected at the annual shareholder meeting. Until January 1, 2001, the President and the four principal directors, who comprise a majority of the Board of Directors, were elected by VenWorld, as the holder of the Class A Shares, and two principal directors were elected by the Government, as the holder of the Class B Shares. After January 1, 2001, holders of the Class A Shares, no longer had special voting rights and, together with all other holders of equity capital of CANTV, vote to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C Shares voting as separate classes. Also, after January 1, 2001, the Government retained the right to elect only one principal director so long as it continues to own at least one Class B Share. Holders of Class C Shares have had the right, voting as a separate class, to elect two directors and will continue to have such right provided such shares represent at least 8% of CANTV’s share capital and will have the right to elect at least one director provided such shares represent at least 3% but less than 8% of the equity share capital of CANTV. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C Shares voting as separate classes. Accordingly, since January 1, 2001, holders of all shares voting as single class have been entitled to elect (a) the President and the four principal directors which holders of Class A Shares had been entitled to elect; (b) one of the two principal directors which the Government as holder of Class B Shares had been entitled to elect prior to 2001; and (c) up to two additional principal directors depending on whether Class C Shares represent less than 8% or 3% of the equity capital of CANTV as described above and one additional principal director if the Government ceases to own any Class B Shares.

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed. The redemption of VenWorld shares enabled a VenWorld shareholder to receive its pro rata portion of CANTV Class A Shares held by VenWorld, provided that the remaining VenWorld shareholders would not exercise a right of first refusal set forth in VenWorld’s by-laws. If the right of first refusal were exercised, the redeeming shareholder would receive cash for its CANTV Class A Shares. All Class A Shares transferred to an entity other than Verizon, Telefónica Internacional or Banco Mercantil, C.A. were, pursuant to CANTV’s by-laws, automatically converted into Class D Shares. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries requested the redemption of their shares. As of December 31, 2001, only Verizon, Telefónica Internacional and Banco Mercantil, C.A., as successor to CIMA, individually and as trustee, remained as VenWorld shareholders As a result of this share redemption, VenWorld’s ownership in CANTV decreased from 43.19% at December 31, 2000 to 32.95% at December 31, 2001.

On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A Shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2002, Verizon held directly or through affiliates, 28.50% of the Company and Telefónica Internacional de España, S.A., held, through affiliates, approximately 6.91% of the Company.

In addition, pursuant to regulation adopted by the CNV any individual or group composed of holders of Class A Shares and/or holders of Class D Shares may be entitled to proportional representation on the Board of Directors, provided such individual or group holds at least 20% of CANTV’s issued and outstanding capital stock and meets certain other conditions.

The entire Board of Directors, and their respective alternates, are elected annually, and serve until a successor is elected and takes office. Directors may be removed and replaced in the same manner they were designated prior to the end of their term by the same class or classes of shareholders who designated them as directors. Until a vacancy is filled, the respective alternate fills temporary and permanent absences of the principal director. CANTV’s By-laws require that the Board of Directors meet at least once every three months. A quorum at any meeting of the Board of Directors is five members.

CANTV’s current directors, elected at the Shareholders’ Assembly on March 31, 2004, are:

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment
Elected by all shares voting as a single class:

President-
Gustavo Roosen	June 1995	March 2005	President, Chairman and Chief Executive Officer, CANTV

Directors-
Daniel Petri	March 2003	March 2005	Group President-International Verizon Communications Inc.

John Lack	March 2003	March 2005	Group Senior Vice President-International Operations, Verizon Communications Inc.

John Doherty	March 2004	March 2005	Vice President and CFO-International, Verizon Communications Inc.

Ruth de Krivoy	March 2004	March 2005	President, Síntesis Financiera Enterprises

Ricardo Hausmann	March 2002	March 2005	Professor of Economic Development at Harvard University

Alternate Directors-
Vicente Llatas	March 2004	March 2005	Executive Vice President and Chief Operating Officer, CANTV

Mike Pawlowski	March 2001	March 2005	Vice President Marketing and Customer Relations-International, Verizon Communications Inc.

Charles Fallini	March 2003	March 2005	Vice President-International Operations Management, Verizon Communications Inc.

Luis Esteban Palacios	December 1991	March 2005	Partner, Palacios, Ortega & Asociados

Lorenzo Mendoza Giménez	March 2004	March 2005	Executive Vice President, Polar Enterprises

Germán García Velutini	March 2001	March 2005	President, Vencred, S.A.

Elected by the Government as holder of Class B Shares:

Director-
Antonio Policastro	March 2003	March 2005	Vice President Finance BANDES

Alternate Director-
Luis Quiaro	March 2003	March 2005	Vice President Planning BANDES

Elected by CANTV Employees and Retirees as holders of Class C Shares:

Directors-
Yelitza García	March 2001	March 2005	Coordinator to CANTV’s Retirees
Ubaldo Suniaga	March 2000	March 2005	Technician in Telecommunications, CANTV
Alternate Directors-
Luis Parra	March 2001	March 2005	General Secretary of FETRAJUPTEL
Ricardo Armas	March 2002	March 2005	Technician in Telecommunications, CANTV

Executive Officers

Until January 1, 2001, the President of CANTV was selected by VenWorld, as the holder of the Class A Shares. Since January 1, 2001, holders of all shares voting as a single class are entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

The Company’s current executive officers are:

Name	Position	Current Position Held Since
Gustavo Roosen	President, Chairman and Chief Executive Officer, CANTV	June 1995
Vicente Llatas	Executive Vice President and Chief Operating Officer	May 1998
Francisco Sanánez	General Manager, Corporate Marketing	March 2003
Francisco Palma	General Manager, General Counsel	February 2002
Marisol Sánchez	General Manager, Corporate Projects	April 2004
Miguel Génova	General Manager, Commercial Operations, Fixed Telecommunications	April 2002
Luis De León	General Manager, Shared Services	July 1994
Eloína Pérez Di Giácomo	General Manager, Regulatory Affairs	April 2000
Pedro González	General Manager, Human Resources	June 1998
Armando R. Yañes	General Manager, Chief Financial & Strategic Planning Officer	July 2000
Alfonso Olombrada	General Manager, Telecommunications Operators	January 2003
Ramón Ramírez	General Manager, Public and Private Corporations	August 2002
Enzo Pittari	General Manager, Mass Markets	August 2002
Miguel Benatuil	General Manager, Network and Systems, Fixed Telecommunications	April 2004
Félix Ohep	General Manager, Revenue Assurance	November 2003

Set forth below is additional biographical information concerning certain Company’s directors and executive officers:

Gustavo Roosen, President, Chairman and Chief Executive Officer, CANTV. Mr. Roosen has been the President, Chairman and Chief Executive Officer since June 1995. Currently Mr. Roosen serves as President of the Board of Directors of Innovex, Capital en Tecnología, C.A. He was President of Petróleos de Venezuela S.A. from 1992 to March 1994. He has served as President of the Junta Interventora del Banco Latino (the Government-created committee charged with reorganizing Banco Latino) since March 1994, Special Commissioner for the Reform of the National Financial System since April 1994 and has served and continues to serve on the boards of directors of many Venezuelan companies, including Envases Venezolanos, S.A.

Vicente Llatas, Executive Vice President and Chief Operating Officer, CANTV. Mr. Llatas has been Executive Vice President and Chief Operating Officer since May 1998. Currently, Mr. Llatas is member of the Board of the Venezuelan-Japanese Chamber of Commerce and Vice President of the Board of Directors on the Consejo Nacional de Promoción de Inversiones (CONAPRI). He is also a member of the Board of Directors of Fundación La Salle (FLASA)and of Innovex, Capital en Tecnología, C.A. He was appointed Vice President of Bitúmenes Orinoco, S.A. (BITOR), a subsidiary of Petróleos de Venezuela, S.A., in 1988. He was appointed Trading and Supply Coordinator of Petróleos de Venezuela S.A., in 1990. In 1994, he was appointed Vice President of Lagoven, a subsidiary of Petróleos de Venezuela, S.A., and in September 1997 he became President of Lagoven until accepting his current position at CANTV.

Daniel C. Petri, Group President-International, Verizon Communications, Inc. Mr. Petri is responsible for Verizon’s international wireless and wireline operations. Prior to this appointment, Mr. Petri served as President, International –Europe and Asia and was responsible for Verizon’s wireless and wireline operations in those markets and related business development. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Petri held a series of positions overseeing various international investments of Bell Atlantic and NYNEX. Mr. Petri’s responsibilities included directing the development of Bell Atlantic’s capabilities for global connectivity. He served as Managing Director-Worldwide Operations for NYNEX from 1994 to 1995 with responsibility for assisting NYNEX’s unregulated subsidiaries including wireless, video directory and international operations and investments. From 1988 to 1994, Mr. Petri served as Vice President and General Manager for Central New York and then for Midtown Manhattan, overseeing customer care operations in each region. Mr. Petri is a member of the boards of Vodafone, Omnitel, TELUS and the U.S. ASEAN Business Council and is Chairman of the Business Council for International Understanding.

John Lack, Group Senior Vice President-International Operations, Verizon Communications Inc. Mr. Lack has been responsible for the past seven years for the shareholder management of the Verizon investment portfolio in Asia. The focus of the first 19 years of his career has been telecommunications operations. Prior to working internationally, Mr. Lack held the position of Vice President and General Manager for Verizon in the U.S. Mr. Lack has also held numerous operating positions within the NYNEX Corporation prior to the Bell Atlantic and Verizon merger. These positions included Vice President and General Manager. He joined the New York Telephone Company in 1978 as a service foreman located in Kingston, New York.

John Doherty, Vice President and CFO-International, Verizon Communications Inc. Mr. Doherty has served this position since September 2003. He is responsible for Verizon’s international finance, strategy and business development activities. Prior to this role, Doherty was Vice President-International Business Development with responsibility for Verizon’s international strategy. Doherty also worked in Thailand as Senior Executive Vice President and Chief Financial Officer of TelecomAsia. He initially joined TelecomAsia in 1998 as Executive Vice President-Marketing, Sales and Strategy, and directed the financial restructuring of the company, which was completed in March 2000. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Doherty was Executive Director - Bell Atlantic International, responsible for developing the company’s strategic alliances and joint ventures in Europe and the Americas. His previous experience includes assignments with NYNEX CableComms in the United Kingdom, where he was responsible for strategy, corporate development, marketing and programming. Mr. Doherty also held various positions in strategy, corporate development and finance with NYNEX in the United States. Additionally, Mr. Doherty has been member of the boards of Excelcomindo (Indonesian wireless company), Verizon Dominicana, CODETEL International Communications, Inc. and Telecomunicaciones de Puerto Rico, Inc. (TELPRI).

Ruth de Krivoy, President, Síntesis Financiera C.A. Mrs. Krivoy chairs the Banking Advisory Board of the Toronto International Leadership Center for Financial Supervision, where she also serves as Program Leader in Banking. She serves as advisor is member of the Financial Stability Institute (Bank for International Settlements, Basel), consultant to the World Bank and Inter-American Development Bank, and lecturer at the IMF Institute. She is member of the Council of Public and Economic Policies of the Venezuelan-American Chamber of Commerce (VENANCHAM) and served as its first chairperson. She is also member of the Latin American Shadow Financial Regulatory Committee and past chairperson. Mrs. Krivoy was President of the Central Bank of Venezuela from April 1992 to April 1994; in previous years she served as Vice President of Economic Studies and advisor to the President of the Bank.

Ricardo Hausmann, Professor of Economic Development, Harvard University. Dr. Hausmann previously served as the first Chief Economist of the Inter-American Development Bank from 1994 to 2000. He also served as Minister of Planning of Venezuela from 1992 to 1993, member of the Board of the Banco Central de Venezuela and Chairman of the International Monetary Fund – World Bank Development Committee. Dr. Hausmann was also Professor of Economics at the Instituto de Estudios Superiores de Administración (IESA) from 1985 to 1991 in Venezuela.

Mike Pawlowski, Vice President Marketing and Customer Relations-International, Verizon Communications Inc. Mr. Pawlowski is responsible for marketing services, product planning, distribution and customer relations, and developing and implementing programs for Verizon’s international affiliate companies. Previously, Mr. Pawlowski was Vice President-International Sales and Marketing, where he directed the analysis and implementation of advanced data services, including broadband access, content delivery, hosting, security and web design. In addition, he was appointed chairman for Verizon’s global data synchronization initiative. Mr. Pawlowski has also served as Assistant Vice President-National Marketing for GTE, Director-Strategic Marketing and Planning at GTE Wireless, Vice President and General Manager-Branch Operations for GTE North.

Charles V. Fallini, Vice President-International Operations Management, Verizon Communications Inc. Mr. Fallini is responsible for information technology and network activities that support Verizon’s international operating companies. Previously, Mr. Fallini was Vice President-International Engineering and Operations where he directed the provisioning of customer and network operations support for Verizon’s international affiliate companies. Mr. Fallini was also Assistant Vice President-Operations Support for GTE International. During his 25-year career, he has held multiple assignments in Engineering, Network Planning, Products and Services Planning, Network Operations, and International. Mr. Fallini is a member of the CODETEL Board of Directors in the Dominican Republic.

Luis Esteban Palacios, Partner, Palacios, Ortega & Asociados. Mr. Palacios is currently Director of Scout Foundation, alternate Director of Banco Mercantil C.A. and legal advisor to IBM in Venezuela and was alternate Director of VenWorld until its liquidation. Mr. Palacios has held several positions as legal counsel, including subsecretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepio de Abogados de Venezuela.

Lorenzo Mendoza Giménez, Executive Vice President, Polar Enterprises. Prior to his current position, Mr. Mendoza was an executive in the merger and acquisitions department of J. Henry Schroder Wagg & Co. Ltd in London from 1988 to 1990, and worked as an executive in the corporate banking department of Citigroup/Citibank in New York from 1987 to 1988. Mr. Mendoza is member of the Board of Directors of BBVA Banco Provincial and AES La Electricidad de Caracas. He is also Director of the Venezuelan-American Chamber of Commerce (VENANCHAM), Junior Achievement, Consejo de Empresarios Venezuela-Estados Unidos (CEVEU), Council to the Confederación Venezolana de Industriales (Conindustria), Consejo Empresario de América Latina (CEAL), Consejo Superior de la Universidad Metropolitana, Venezuela Competitiva and Consejo Superior del Instituto de Estudios Superiores de Administración (IESA). Mr. Mendoza is also a member of the World Economic Forum and of the Massachusetts Institute of Technology Dean’s Advisory Council.

Germán García Velutini, President of Vencred, S.A., Venezolana de Bienes, S.A. and Valores Vencred, S.A. Mr. Garcia is member of the board of Banco Venezolano de Crédito, S.A. since 1984.

Antonio Policastro, Vice President Finance at the Social and Economic Development Bank (BANDES). Mr. Policastro has held his current position since May 2002. Mr. Policastro worked in the in the consumer mass market for five years as well as an independent consultant from 1995 to 2002. Mr. Policastro has also held positions as Vice President at Troy Fresh Commodities, Miami from 1993 to 1995 and at Venemart’92, Miami from 1993 to 1994, as well as other positions in the bank, commerce and media industries in Venezuela.

Luis R. Quiaro, Vice President Planning at the Social and Economic Development Bank (BANDES). Mr. Quiaro has worked for BANDES since 1983 in various positions.

Francisco Sanánez, General Manager, Corporate Marketing. Mr. Sanánez has served in this position since January 2003. Prior to this period he served at McKinsey & Company as Office Manager, partner and adviser. He also held management positions in the marketing area at Serviquim Venezuela and Heinz Venezuela.

Francisco Palma, General Manager, General Counsel. Mr. Palma has served in this position since February 2002. Mr. Palma has been an international partner of Baker & McKenzie since 1979. Mr. Palma also worked as Director of Administration at Envases Venezolanos from 1973 to 1975 and as Counsel and Industrial Relation Manager at Union Carbide of Venezuela from 1966 to 1973.

Marisol Sánchez, General Manager, Corporate Projects. Ms. Sánchez has served in this position since April 2004. Previously, Ms. Sánchez served as General Manager, Information Systems from January 2003 to April 2004, and in various positions in the Billing area from 1992 to 2003. Ms. Sánchez was previously associated with Andersen Consulting as Financing Services Senior.

Miguel Génova, General Manager, Commercial Operations, Fixed Telecommunications. Mr. Génova was appointed to his current position in April 2004. Previously Mr. Génova was General Manager, Network and General Manager, Public and Private Corporations. He also has held the positions of General Manager, Regulatory Affairs and Government. Prior to joining CANTV, Mr. Génova worked as independent consultant in reconstruction, regulation and privatization of public services, as well as in the National Commission of Telecommunications (CONATEL) and the Ministry of Transport and Communications.

Luis De León, General Manager, Shared Services. Mr. De León has served in this position since July 1994. Prior thereto, he served at Cervecería Polar C.A., a brewery and beer distribution company incorporated in Venezuela, as Director of Human Resources from 1992 to 1994 and Director of Operations, from 1986 to 1992.

Eloína Pérez Di Giácomo, General Manager, Regulatory Affairs. Mrs. Pérez has served in this position since April 2000. Prior to that time, she served as a consultant for Movilnet, as a legal consultant to the Ministry of the Secretary of Presidency (1996) and as a legal consultant to CORDIPLAN. Additionally, she served as a legal consultant to the Ministry of Transportation and Communications from 1991 to 1993.

Pedro González, General Manager, Human Resources. Mr. González has served in this position since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, Mr. González served as the Vice President of Human Resources for United Distillers of Venezuela, and from 1978 to 1992 as Human Resources Manager for Warner Lambert in both Venezuela and Argentina.

Armando R. Yañes, General Manager, Chief Financial and Strategic Planning Officer. Mr. Yañes was appointed to his current position in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000, Mr. Yañes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compañía de Teléfonos del Interior (CTI) in Argentina. He also served as Director-Budget, Plans and Analysis and Corporate Controller in GTE Data Services, and as Manager-Corporate Audit in GTE Service Corporation.

Alfonso Olombrada, General Manager, Telecommunications Operators. Mr. Olombrada has served in this position since January 2003. Mr. Olombrada began working at CANTV Corporation in Movilnet in 1984 and served in various positions in finance as Director-Controller, Director of Administration and Logistic and Vice President of Finance. He also served as Manager of the SAP Corporate Projects.

Ramón Ramírez, General Manager, Public and Private Corporations. Mr. Ramírez has served in this position since August 2002. Previously, Mr. Ramírez served as General Manager, Residential Unit, from 1998. Before working at CANTV he was General Manager of Protocol Systems. He also served in various positions in Siemens for 17 years.

Enzo Pittari, General Manager, Mass Markets. Mr. Pittari has served in this position since August 2002. Before his present appointment, he was Vice President of Commercial Operations of Movilnet from 1997. Mr. Pittari began working at CANTV in 1972, and until 1980 he worked in the Systems of Transmission and Planning for the national long distance network. He also was Vice President of the Organization and Human Resources unit of CANTV from 1990 to 1992.

Miguel Benatuil, General Manager, Network and System, Fixed Telecommunications. Mr. Benatuil was appointed to his current position in April 2004. Previously, Mr. Benatuil was President of CANTV.Net from April 1997 to April 2004. Since 1983 to 1997 he founded and managed Infotrol, a high-tech enterprise serving the telecommunication and security markets. Previously he founded and managed AETI, a Venezuelan supplier company of data communication systems for industrial applications from 1978 to 1983.

Félix Ohep, General Manager, Revenue Assurance. Mr. Ohep was appointed to his current position in November 2003. Previously, Mr. Ohep was General Manager of Altair. Prior to that time, he served in Movilnet as Vice President of Operations, Systems, New Business and Customer Service. Additionally, he worked in Computer Science Corporation and in Tecno-Comp.

Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 5,305.9 million ($3.3 million) and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 1,480 million.

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

Board Practices

The operations of the Company are managed under the direction of the Board of Directors pursuant to Venezuelan law, CANTV’s bylaws and related charters adopted by the Board. Under Venezuelan law, Directors owe a duty of loyalty and care to CANTV. Directors must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard if their actions are contested. The Board’s responsibilities include overseeing the structure and composition of top management and monitoring legal compliance and the management of risks related to the Company’s operations. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were approved by resolution at a shareholders’ meeting. See “Item 10. Additional Information — Memorandum and Articles of Association” for further information about the Board of Directors.

Committees of the Board of Directors

The Executive Committee consists of three members of the Board. Since March 14, 2003, the Executive Committee members are Gustavo Roosen, Daniel Petri, and Ricardo Haussman. The Executive Committee is responsible primarily for the evaluation and formulation of proposals related to budgets, capital investments and operational matters and their presentation to the Board of Directors for approval.

The Audit Committee consists of three members of the Board. Since March 31, 2004, the Audit Committee members are Ruth de Krivoy, John Doherty and Ricardo Hausmann. The Audit Committee is responsible primarily for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Audit Committee assists the Board in the selection of independent auditors whose appointment is subject to an affirmative vote by the shareholders at the annual general meeting of shareholders and reviewing the scope of external audit services. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the procedures for the preparation of financial reports, reviewing compliance with internal control, reviewing the annual and semi-annual financial statements of CANTV and monitoring the qualifications, independence and performance of the external auditors as well as the integrity of the preparation of individual and consolidated audits and promote precise and timely operating and financial results.

The Compensation and Executive Development Committee consists of three members responsible for the administration of human resources, including matters related to evaluation, development, training and compensation. The Compensation and Executive Development Committee members are Gustavo Roosen, Pedro González and Vicente Llatas.

Differences in Corporate Governance from NYSE Listing Standards

The New York Stock Exchange has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. Under these rules, listed foreign private issuers, like CANTV, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic listed companies under the NYSE listing standards. CANTV follows corporate governance practices which are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U. S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements for Venezuelan companies.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with New York Stock Exchange rules, and at least one member must have accounting or related financial management expertise meeting NYSE standards. CANTV maintains an audit committee under home country practice, and does not have a financial expert according to the definitions established by the Sarbanes-Oxley Act of 2002 on its audit committee.

•	U.S. domestic listed company audit committees must also (1) have a written charter, (2) evaluate and review the lead partner of the independent auditor and assuring its regular rotation, (3) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (4) meet separately with management and with internal auditors, and (5) set clear hiring policies for employees of the independent auditors. There is no such requirement for Venezuelan audit committees.

•	U.S. domestic listed companies must adopt corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees and director compensation. While CANTV does not have such corporate governance guidelines, some of these matters are addressed by CANTV’s Executive Committee.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. CANTV has adopted a code of ethics covering all its officers and employees applying standards which are similar as those applicable to U.S. domestic companies.

•	U.S. domestic listed company CEO’s must certify to the New York Stock Exchange each year that they are not aware of any violation by the company of NYSE corporate governance listing standards. An annual certificate is not required for non-U.S. companies, although non-U.S. companies do have an affirmative obligation to notify the NYSE of any non-compliance.

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. CANTV follows Venezuelan law, which requires shareholder approval only for increases and reductions in authorized capital. In the case of issuances of securities, Venezuelan companies may not issue equity or debt securities in amounts exceeding contributed capital.

Employees

As of December 31, the Company had 10,227, 10,178 and 9,627 employees for the years 2001, 2002 and 2003, respectively. As of May 31, 2004, the Company had 9,524 employees. The Company’s workforce has decreased by 5,142 employees from 14,769 at December 31, 1999 to 9,627 at December 31, 2003, primarily as a result of the CANTV workforce reduction program in January 2001. CANTV had 391 access lines in service per employee at December 31, 2003, compared to 218 at December 31, 1999. On May 31, 2004, CANTV had 410 access lines in service per employee.

On December 29, 2000 the Company announced a workforce reduction program. This program was implemented after a thorough review of business processes to eliminate non-core activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in a workforce reduction charge of Bs. 206.6 billion included in the Company’s 2000 results of operation. In 2001, the Company recognized a charge of approximately Bs. 43.5 billion in the statement of operations for special termination pension and postretirement benefits related to this employee reduction program. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated 3,752 employees (approximately 34.0% of CANTV’s workforce compared to December 2000).

At December 31, 2003, approximately 45.4% of CANTV’s employees were members of one of 28 labor unions, which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced strikes from time to time of various duration and levels of participation. These strikes have not had a material effect on the Company’s results of operations. In March 1997, approximately 1,500 of CANTV’s workers went on a 23-day strike in connection with contract negotiations. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired effective on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement. The most recent work stoppage occurred during the national general strike on December 2, 2002.

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

The latest negotiated collective bargaining agreement provides job security benefits to employees who have worked for the Company for at least 30 months and were hired during the period from June 18, 1997 to September 3, 1999. Other employees may receive similar job security benefits provided they have met certain minimum service requirements. Under the agreement, employees may be terminated for just cause. Venezuelan law requires that employers pay a severance package to those employees terminated for just cause. Effective June 19, 1997, the National Assembly enacted a partial amendment to the labor law regarding employee severance benefits. Under the new system the retroactive payment was eliminated and double severance payments applicable to those workers who are dismissed without just cause were limited. See Note 4(n) to the Audited Financial Statements.

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

The Caldera administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the “Pension Reform”). This law was partially reformed by the “Law of Partial Reform of the Decree No. 426,” statute published on January 23, 2001, which postponed the effective date from January 1, 2001 to January 1, 2002. On December 31, 2001, the Government postponed the effective date from January 1, 2002 to July 1, 2002 as published in the Extraordinary Official Gazette of Venezuela No. 5,568. The National Assembly is currently reviewing the Pension Reform. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on a contribution of approximately 12% to 13% of each employee’s salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of the required contribution amount for each employee, with each employee contributing the remaining 25%. The contributions made by the Company and employees will be invested in private pension funds established under the Pension Reform.

In connection with the privatization of CANTV in 1991, the Government, through the Banco de Desarrollo Económico y Social de Venezuela (Bank of Economic and Social Development of Venezuela), (formerly Fondo de Inversiones de Venezuela - the “Venezuelan Investment Fund”), transferred 110 million of the Company’s Class C Shares, representing 11.0% of the equity share capital of CANTV, to certain employee trusts (“Employee Trusts”). Eligible employees and retirees were offered the right to purchase up to 100 million Class C Shares from the Employee Trusts pursuant to a stock purchase program by paying nominal Bs. 286.0488 per Class C Share in full in cash or through a non-interest bearing installment payment plan through salary deductions over a period of up to 12 years (the “1991 Installment Plan”). The Company does not finance or administer the acquisition of shares by employees. Any balance due at the end of such period not paid by salary deductions or pension payment deductions is forgiven, provided that all previous installment payments have been made. The proceeds from the sale of such Class C Shares, after deduction of any fees, dividends or distributions, are paid to the Venezuelan Investment Fund.

On October 24, 2001, an Extraordinary Shareholders Assembly approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan covering up to 5.5% of the capital stock of the Company called the Value Fund. Both programs were to be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not made effective the increase of the Excellence Award program or the creation of the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. As of May 31, 2004, this trust holds 10,904,292 Class C Shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

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

Share ownership

As of May 31, 2004, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 101,849 shares, representing 0.01% of the CANTV’s shares issued and outstanding at such date.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Until December 1991, CANTV operated under the control of the Government, which owned 100% of the Company’s equity share capital. In December 1991, the Government, through the Banco de Desarrollo Económico y Social de Venezuela (Bank of Economic and Social Development of Venezuela), sold 40% of the equity share capital of CANTV to VenWorld for approximately $1,885 million, and provided for the transfer of up to 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company’s equity share capital, to the public in an initial public offering. Currently, the Government holds the Class B Shares of CANTV and retains the right to appoint one director to the Board of Directors of CANTV. Also, the Government, acting through CONATEL, regulates the activities of the Company. See “Item 4. Information on the Company — Regulatory Framework.” The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV for legal purposes as of December 31, 2003 and May 31, 2004:

		At December 31, 2003		At May 31, 2004
	Class	Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
Verizon Communications Inc. (Verizon)	A	196,401,427	24.95%	196,401,427	24.95%
Telefónica Venezuela Holding B.V.	A	54,407,172	6.91%	54,407,172	6.91%
Banco Mercantil, C.A.	A	367,139	0.05%	367,139	0.05%
Inversiones TIDE, S.A.	A	2,972	—	2,972	—
Bank of Economic and Social Development (formerly Venezuelan Investment Fund) (1)	B	51,900,000	6.59%	51,900,000	6.59%
Company employees and retirees (1)(2)	C	70,567,680	8.97%	62,549,619	7.95%
Verizon Communications Inc. (Verizon)(3) (4)	D	28,009,177	3.56%	28,009,177	3.56%
Brandes Investment Partners	D	114,285,178	14.52%	114,738,946	14.58%
Others (4)	D	271,200,104	34.45%	278,764,397	35.41%

		787,140,849		787,140,849

Treasury stock (5)	D	138,896,536		138,896,536

		926,037,385		926,037,385

(1)	In August 1998, the Bank of Economic and Social Development of Venezuela (formerly Venezuelan Investment Fund) transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2)	Class C Shares held directly or through the Employee Trusts. Class C Treasury Shares include shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program owns 11,001,697 and 10,904,292 Class C Shares at December 31, 2002 and May 31, 2004, respectively. For accounting purposes these shares are not considered outstanding shares. As of May 31, 2004, Class C shares representing 7.95% will give right to Class C shareholders to elect one principal director.
(3)	Verizon, acting through an indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately $190 million in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, Verizon exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by

Banco Mercantil, C.A., (Banco Universal) Trustee. As of December 31, 2002, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares. As of May 31, 2004, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares and 196,401,427 Class A Shares, totaling 28,51% of the equity share capital of the Company.

(4)	Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of CANTV, each of which represents seven Class D Shares.
(5)	As of May 31, 2004, Treasury stocks were eliminated by a Capital reduction.

Please see also “Item 10. — Memorandum and Articles of Association,” for a description of the voting rights of CANTV’s shareholders.

As of December 31, 2002 the Company estimates that 49,549,829 ADSs were held in the United States, representing approximately 88% of total Class D Shares outstanding. The number of record holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was 25 at December 31, 2002.

VenWorld was a private corporation, whose principal shareholders as of December 31, 2001 were indirect subsidiaries of Verizon (formerly GTE Corporation) (75.74%) and Telefónica Internacional (20.98%). The remaining 3.28% of the equity capital of VenWorld was held by Banco Mercantil, C.A., S.A.C.A., for itself and acting as trustee for approximately seven beneficiaries, and approximately 60 other shareholders originally part of CIMA, a former shareholder of VenWorld, liquidated in 1995. VenWorld originally included Verizon, Telefónica Internacional, EDC, AT&T and CIMA. During 2001, AT&T, EDC and approximately 150 former beneficiaries of the CIMA liquidation trust requested the redemption of their VenWorld shares.

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld. On February 25, 2002, they approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2004 Verizon held directly or through affiliates, 28.51% of the Company and Telefónica Internacional de España, S.A., held, through affiliates, approximately 6.91% of the Company.

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

As part of the 1999 Repurchase Program, Class C shareholders were permitted to offer for sale to the Company a portion of the shares purchased either at the time of privatization (11%) or at the Initial Public Offering (9%) during the period from February 25, 2000 through March 14, 2000. During this time period, Class C shareholders offered over 28 million Class C Shares to the Company. The Company did not purchase these shares under 1999 Repurchase Program. Under the 2000 Repurchase Program, the Company purchased 17 million of the 28 million of the Class C Shares offered. See Note 14 to the Audited Financial Statements.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES Corporation) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS ($24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV outstanding common stock for approximately Bs. 2,547 per share ($3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest either of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an extraordinary shareholders meeting to consider authorization of payment of an extraordinary dividend in the amount of approximately $385 million and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “Third Repurchase Program”). On October 9, 2001, the CNV issued Resolution 217 ordering VenWorld, a holder of 33.4% of the outstanding shares of the

Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase pursuant to the Company’s proposed 15% share repurchase plan. On October 19, 2001, the CNV authorized the Company’s share repurchase program, subject to shareholder consent and required AES to extend the date of its tender offer to expire simultaneously with the CANTV offer.

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

The October 24, 2001, Extraordinary Shareholders’ Assembly also approved an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS which was paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

At this same shareholders’ meeting, CANTV’s shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan called the Value Fund which would include up to 5.5% of the capital stock of the Company to use for stock option awards to eligible employees. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not increased the Excellence Award program or created the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C shares of the Company held by the trust administering the Excellence Award program. This trust holds, as May 31, 2004, 10,904,292 Class C shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

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

On December 2, 2003, an Extraordinary Shareholders’ Assembly approved the payment of a dividend of Bs. 350 per share. These dividends were paid on December 19, 2003 to shareholders of record as of December 12, 2003.

On March 31, 2004, an Ordinary Shareholders’ Assembly approved the payment of a cash dividend of Bs. 550 per share to shareholders of record as of April 12, 2004, payable on April 16, 2004. Please see “Item 8. Financial Information—Dividend Policy.”

Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates.

Transactions with shareholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions performed with Verizon affiliates for the years ended December 31, are as follows:

	2001 (1)	2002 (1)	2003 (1)
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	17,651	18,741	11,442

Technical and administrative services expenses	19,582	52,999	30,623

Net revenues related to the settlement of international telephone traffic with affiliates	16,465	3,108	2,071

(1)	Bolivar amounts are in millions of constant bolivars as of December 31, 2003.

As of December 31, 2003, the Company had recorded payables to Verizon for Bs. 28,115 million. These payables do not bear interest.

Through May 2004 the Company has recorded inventory, supplies, and plant and equipment purchases of Bs. 517 million, as well as technical and administrative services expenses in the amount of Bs. 35,455 million. As of May 31, 2004, the Company had net payables due to Verizon of Bs. 35,771 million.

During 1996, Movilnet received a long-term loan of $17 million from CANTV for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the “A” loan of $6.29 million and the “B” loan of $10.71 million. Both loans bear an interest rate at the six-month average LIBOR rate, plus a financial margin. These loans are being amortized in semi-annual installments from 1998 through 2003.

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

In December 1999, Movilnet obtained a line of credit from CANTV amounting to $100 million, which was used for the investment plan financing for year 2000. Such line of credit bears interest based on market interest rates. In December 1999, Movilnet used $95 million of this line of credit. This loan has a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

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

Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Information

See “Item 19. Financial Statement and Exhibits” for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

The Company is involved in a number of legal and administrative proceedings, including:

In May 2000 and December 1999, SENIAT, the Venezuelan tax authority, notified CANTV and Movilnet concerning the imposition of tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, expressed in nominal bolivars. These assessments were primarily related to the rejection of investment tax credits taken by CANTV in fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to the investment tax credits claiming that telecommunications activity is not a qualified industrial activity entitled to an investment tax credit. This question is currently under judicial review, and in the opinion of management and its legal counsel, there is a high probability that a favorable decision will be obtained. In addition, management notes that, in the past, the tax court reviewing the validity of the investment tax credits has upheld similar treatment of investment tax credits by another telecommunications company. However, the latter decision was appealed by SENIAT, and a final decision is still pending.

In June 2002, Caveguías was subject to a tax review by SENIAT in connection with a tax assessment of approximately Bs. 44,312 million, expressed in nominal bolivars. This review was performed on tax returns for fiscal years ended December 31, 1996, 1997, 1998 and 1999. The tax authority objected to the deferral of revenues related to the sale of advertising space. This review was appealed by the Company. In the opinion of management and its legal counsel, there is a high probability of a favorable decision.

In June 2003, a commercial party introduced a request for arbitration, claiming breach of contract and monetary damages of Bs. 20,399 million against Movilnet. In January 2004, arbitration proceedings were commenced and remain in its initial stage.

In addition, an important number of labor lawsuits and claims have been made against CANTV for Bs. 136,094 million, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation between the parties involved and currently is in the process of resolving former employee claims and lawsuits.

Management and its legal counsel believe that most of these cases will be resolved in the Company’s favor and has recorded adequate provisions to cover this contingent liability.

Dividend Policy

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See “Item 5. Operating and Financial Review and Prospects — Financial Condition, Liquidity and Capital Resources,” “Item 10. Additional Information — Memorandum and Articles of Association — Dividends,” and Note 14 to the Audited Financial Statements.

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

Subsequent Events

On January 26, 2004, the Company received approval from CADIVI to acquire $119.2 million to make debt payments related to $104.6 million Guaranteed Notes and $113.9 for the conversion of bolivars to U.S. dollars resulting from the December 2003 dividend.

On February 6, 2004, the Government changed the official selling exchange rate to Bs. 1,920 per U.S.$1, which may be subject to further revision and adjustment by the Central Bank of Venezuela.

During February 2004, CANTV Telecommunication Centers were subject to reviews by SENIAT, the tax authority in two central states. As a result of this review, 34 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance in connection with the application of certain value added taxes. Some of the sanctions were effective while others are currently being appealed. To date, CANTV has not been subject to any sanctions in connection with the review by SENIAT of the Telecommunication Centers. However, CANTV has reserved approximately Bs. 5.9 billion for potential liability arising in connection with this matter.

On February 26, 2004, CANTV, Bitza Software R&D, C.A. and Smartmatic Corporation entered into an agreement to create a consortium to provide services to the CNE for the automation of the processes related to the potential referendum and elections during 2004. Under this agreement, CANTV will provide the telecommunications services required to deliver the information from the voting machines to the CNE, as well as personnel for the operation of the voting machines in all the automated voting centers, transcription of the elections returns, and technical support.

Wireless non-regulated tariffs were increased beginning on March 1, 2004. The effective increase was an average 18% for postpaid basic rent and ranged from 9% to 38% for different prepaid services.

As of March 2004, mobile operators began charging for mobile-to-mobile long distance calls when using the same operator. Movilnet charges were billed only to prepaid subscribers. CONATEL, the telecommunications regulatory agency, ordered the suspension of these charges. Since the issue is currently under discussion with CONATEL, the Company has not recognized any of the related mobile-to-mobile long distance charges in its operating results.

On March 31, 2004, an Ordinary Shareholders’ Meeting declared a cash dividend of Bs. 550 per share to shareholders of record as of April 12, 2004, payable on April 16, 2004.

In April 2004, Digitel presented to the Pro-Competencia (the Venezuelan Anti Trust Agency) a complaint against CANTV arguing that CANTV through Movilnet has conducted practices restrictive of free competition by offering wireless services at very low prices through the promotions “Pégate con Más” (Connect with More), “Pégate Durísimo” (Fully Connected) and “Plan Rumbear” (Party Plan). This claim is currently in its preliminary stages. Management and its legal counsel believe that there is a high probability that a final decision will be favorable to CANTV.

In May 2004, Digitel filed a lawsuit against CANTV with the Supreme Court claiming damages in the amount of Bs. 9.6 billion for differences in the exchange rate applicable to interconnection charges. Management and its legal counsel believe there is a high probability that a final decision will be favorable to CANTV.

On May 26, 2004, CADIVI published a resolution concerning requests for exchange currency for the import of goods and services for the telecommunications industry, effective May 31, 2004. Accordingly, the Company must request the exchange currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On June 6, 2004, the CNE announced the final results for the recall referendum request against President Chávez: (i) after completing the “repairing phase”, 734,000 signatures were ratified for a total of 2.6 million signatures that request the recall of the President; (ii) the Presidential recall date was set for August 15, 2004, four days before a constitutional deadline that, if missed, would delay a new presidential election until 2006; (iii) if Venezuelans vote on August 15 to recall Chávez, new presidential elections will take place within a month; and (iv) the recall referendum process will be automated.

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

The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

	Caracas Stock Exchange
	High (Bs.)	Low (Bs.)	Average Trading Volume
Annual highs and lows
1999	2,640.00	1,200.00	129,968
2000	2,750.00	1,571.00	155,888
2001	2,900.00	1,505.00	71,879
2002 (1)	2,750.00	1,600.00	46,422
2003	6,700.00	2,250.00	116,880

Quarterly highs and lows
2002
1st quarter	2,372.00	1,590.00	44,086
2nd quarter	2,850.00	1,700.00	63,253
3rd quarter	2,750.00	1,975.00	40,945
4th quarter (1)	2,500.00	2,100.00	35,425

2003
1st quarter	3,205.25	2,250.00	21,383
2nd quarter	5,001.00	2,265.00	122,229
3rd quarter	5,151.00	4,010.00	151,315
4th quarter	6,700.00	4,950.00	140,269

Monthly highs and lows
2003
July	4,961.00	4,010.00	135,584
August	4,925.00	4,401.00	150,969
September	5,151.00	4,700.00	167,359
October	5,800.00	4,950.00	162,379
November	6,420.00	5,350.00	122,841
December	6,700.00	5,900.00	132,652

2004
January	8,550.00	6,350.00	113,957
February	8,600.00	7,650.00	162,663
March	9,500.00	8,120.00	102,764
April	9,300.00	7,950.00	59,609
May	8,500.00	7,200.00	75,485
June (2)	7,999.00	7,100.00	797,555

(1)	Complete information for December 2002 is unavailable due to the national general strike.
(2)	Through June 22, 2004.

The table below sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the New York Stock Exchange:

	New York Stock Exchange
	High ($)	Low ($)	Average Trading Volume
Annual highs and lows
1999	31	14 3/4	236,424
2000	39	15 9/16	190,143
2001	28 1/7	13 1/5	293,562
2002	19 1/5	10	178,137
2003	16 6/7	8 5/8	188,410
Quarterly highs and lows
2002
1st quarter	16 2/5	13 3/8	217,338
2nd quarter	19 1/5	13 5/7	277,187
3rd quarter	14	10	105,470
4th quarter	14 1/2	10	123,478
2003
1st quarter	13	9	245,672
2nd quarter	13 2/5	8 5/8	212,456
3rd quarter	14 1/3	12	134,495
4th quarter	16 6/7	14	164,076
Monthly highs and lows
2003
July	13	12	111,491
August	13 2/9	12 2/5	130,786
September	14 1/3	13 1/6	162,305
October	15	14	132,265
November	16 3/7	15 1/4	187,265
December	16 6/7	15	176,786
2004
January	19 1/9	15 3/5	354,495
February	19	18	199,558
March	19 3/5	17 5/6	194,661
April	21	18 5/7	141,314
May	20 1/7	16 1/2	342,310
June (1)	19 1/2	18 3/5	141,800

(1)	Through June 22, 2004.

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

Organization and Register

CANTV is a company incorporated (“compañía anónima”) under the laws of Venezuela. It is registered in the First Registry of Commerce of the Federal District and State of Miranda under file number 405. CANTV is domiciled in the city of Caracas, Venezuela.

Corporate Governance

CANTV is governed by a Board of Directors and the Shareholders’ Assembly. Their powers are defined by the Venezuelan Commercial Code and by CANTV’s By-laws.

The Board of Directors authorizes any contracts which may be necessary in the pursuit of the Company’s objectives. It also lays down the policies for the preparation of the Company’s plans, programs, budgets and employee compensation policies, recommends the amount of dividends to be submitted to shareholders for consideration, approves business and accounting reports for submission to shareholders’ meetings, recommends and establishes administrative policies and creates such management and/or consulting committees as it deems advisable in the interests of the Company. The Board of Directors consists of nine Directors, each of them having an alternate. The members of the Board of Directors are designated at the Shareholders’ Assembly.

The Shareholders’ Assembly appoints and removes the members of the Board of Directors, discusses, authorizes the sale of corporate assets, authorizes any increase in the capital stock of the Company, declares dividends to be distributed to shareholders, authorizes amendments to the By-laws, approves or modifies the balance sheet submitted by the Board of Directors, with a review of the statutory auditor’s report. The Shareholders’ Assembly must be convened annually within three months following the end of each fiscal year of the Company, and may also be convened on extraordinary occasions.

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

The By-laws also provide that the Company must refrain from entering into any transaction that is related to or involves (i) any person or entity directly or indirectly controlling the Company or any shareholder or affiliate of such a person or entity, (ii) any shareholder holding shares representing more than 1% of the capital stock of the Company or any affiliate of such a shareholder or (iii) any Director of the Company or an entity in which a Director has a direct or indirect interest, unless any such transaction is made upon terms as favorable to the Company as those it could obtain from a non-related third party. Any transaction entered into in contravention of these provisions of the By-laws is not enforceable against the Company, and the Directors taking part in such a transaction may be deemed to have incurred a material fault that may result in their removal.

Under Venezuelan law, CANTV’s Board of Directors owes a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard they did so if their actions are contested. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders’ meeting. Furthermore, a member of the Board of Directors may not receive a loan from CANTV unless approved by the Board of Directors, and may not vote or deliberate on a matter that concerns ratification of his own acts or in which he has a material interest. See “Item 6. Directors, Senior Management and Employees” for further information about the Board of Directors.

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

Class A Shares are owned by three principal shareholders, Verizon, Telefónica Internacional and Banco Mercantil, C.A. Any transfer of Class A Shares to any person or entity that is not a subsidiary of these companies will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon such transfer.

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

Share certificates are numbered and may include any number of shares. The certificates indicate the class of shares they represent, bear the seal of the Company and are signed by two Directors. Record holders of ordinary shares are registered in CANTV’s share register, which is administered on behalf of the Company by Banco Venezolano de Crédito, S.A.C.A., as transfer agent and registered in Venezuela. The Depositary in the United States acts as transfer agent and registrar in respect of holders of ADSs.

Dividends

The Venezuelan Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the company’s By-laws.

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

Voting Rights

The By-laws state that each share of CANTV, regardless of class designation, is entitled to one vote on all matters submitted for the approval for CANTV’s shareholders at a Shareholders’ Assembly. In general, matters submitted to vote at a Shareholders’ Assembly will be adopted only if a majority of the holders of the shares present at such Assembly vote in favor of such matters. The quorum and majority established in the By-laws are applicable even in situations where the Venezuelan Commercial Code requires a greater quorum or majority.

However, the By-laws also require a vote of holders of the majority of the Class B Shares for decisions concerning, among others, the dissolution of CANTV, mergers or other extraordinary corporate transactions, the reimbursement or reduction of the capital of CANTV and authorization for the sale of CANTV’s assets.

A vote of holders of a majority of the Class B Shares is also required to amend the By-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares, shareholders’ meeting, notices and quorum requirements, composition of the Board of Directors and Board of Directors’ meetings, notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of a certain classes of shares. See also “Item 6. Directors, Senior Management and Employees” for a further discussion of voting rights.

Shareholders’ Assembly

Ordinary Shareholders’ Assemblies must take place within 3 months after the end of each fiscal year. Any other general shareholders’ meeting is an Extraordinary Shareholders’ Assembly and may be called by the Board of Directors, the two statutory auditors, who are appointed by the Shareholders’ Assembly together with two alternate statutory auditors for a term of one year, or shareholders representing at least 20% of the equity share capital of CANTV. The quorum required for either an Ordinary or Extraordinary Shareholders’ Assembly consists of shares representing at least 50% of the votes of the equity share capital or, in the case of a meeting convened solely for the purpose of election or removal of directors, shares representing at least 50% of the votes of the equity share capital entitled to vote with respect to such directors.

Ordinary Shareholders’ Assemblies are called to consider the annual report of CANTV and its financial statements, elect the Board of Directors and the two principal Statutory Auditors and their alternates, declare dividends and to consider any other matters that may be properly presented to the meeting.

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

Amendments to the Company’s By-laws must be effected by an absolute majority vote of the Shareholders’ Assembly. Amendments to the By-laws related to specific issues require a vote of a majority of holders of Class B Shares. See “ — Voting Rights.”

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

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Venezuelan Government suspended the trading of foreign currency. On February 5, 2003, the Government created by decree No. 2.302 (published in the Official Gazette of Venezuela No. 37,625) the Commission for Administration of Foreign Exchange (Comisión de Administración de Divisas) (“CADIVI”) and approved the initial rules (published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading, which have been subsequently amended since February, 2003. The new rules restrict the access of companies and individuals to foreign exchange. Currently, foreign currency activities have not been fully normalized and approval requests are still limited.

The new exchange control regime is based on a single mandatory system effective February 5, 2003. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision by the Central Bank of Venezuela. On February 6, 2004, the Government set the exchange rate to Bs. 1,920 per U.S. dollar.

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

Dividends payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the foreign investment superintendence (SIEX). For dividends payment purposes, ADRs programs must be registered with the CNV and must apply to CADIVI for the authorization to purchase foreign currency. The currency has lost 20.0% of its value related to the dollar from December 31, 2003 to May 31, 2004 and the Company recognizes that an additional devaluation of the official exchange rate may occur during 2004.

As of December 31, 2003, the Company had received approvals to acquire $126.9 million, of which $18.5 million was approved for interest and debt payments, $84.3 million for payments for foreign goods and services and $24.1 million for the conversion of bolivars to U.S. dollars for repatriation of dividends paid in 2003.

On January 26, 2004, CANTV received approval from CADIVI to acquire $119.2 million to make debt payments related to $104.6 million Guaranteed Notes and $14.6 million for interest payments related to the $25 million loan with the International Finance Corporation and yen-denominated debt.

In February 2004 CADIVI approved CANTV’s request for $113.9 million to be used for the conversion of bolivars to U.S. dollars resulting from the December 2003 dividend.

On May 26, 2004, CADIVI published a resolution concerning requests for exchange currency for the import of goods and services for the telecommunications industry, effective May 31, 2004. Accordingly, the Company must request the exchange currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis. See “Item 8. Financial Information — Subsequent Events.”

As of May 31, 2004, the Company had received approvals to acquire $413.6 million, of which $139.3 million was approved for interest and debt payments, $136.2 million for payments for foreign goods and services and $138.1 million for the conversion of bolivars to U.S. dollars for repatriation of dividends.

The Company continues processing the necessary formalities required by CADIVI for the application of additional foreign currency. There is no assurance that additional requests of foreign currency will be timely approved by CADIVI. The failure by the Company to obtain the required amounts of foreign currency to satisfy its current foreign currency denominated obligations could result in an adverse effect on its financial condition and results of operation.

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

The term “non-domiciled” refers to a legal entity which is neither domiciled or organized in Venezuela. If a non-domiciled entity creates a permanent establishment in Venezuela, such permanent establishment will not be considered a Venezuelan domiciled taxpayer subject to Venezuelan taxation on worldwide income. In this case the taxpayer would be subject to Venezuelan income tax on its Venezuelan sourced income and on its worldwide income in respect to those items of income that are attributable to the permanent establishment.

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

Gains obtained from holding ADSs are treated as a Venezuelan foreign source income taxable only to resident individuals and domiciled entities that are taxed on worldwide income. Non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela with respect to the ADSs.

Stock Dividend

Beginning January 1, 2003, all share dividends are subject to a tax advance, by the recipient shareholder, of 1% over the amount of the dividend on the date of the payment of the stock dividend. The company that is paying the stock dividend must request evidence of the advance payment in order to register the share ownership in the Stock Registry Book of the company.

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

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences under present law of an investment in the ADSs or in the Class D Shares. This summary applies only to investors that hold the ADSs or Class D Shares as capital assets and that have the U.S. dollar as their functional currency. The summary is not intended as tax advice to any particular investor who may be subject to special tax treatment (such as banks, insurance companies, dealers, traders who elect to mark to market, tax-exempt entities, persons holding an ADS or Class D Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of CANTV). The Company believes, and the discussion therefore assumes that it is not and will not become a passive foreign investment company for United States federal income tax purposes. However, the determination of whether the Company is a passive foreign investment company will be made on an annual basis. Accordingly, the Company’s classification could change. U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or Class D Shares in the event the Company is considered a passive foreign investment company.

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

Dividends and Other Distributions

Dividends paid with respect to the ADSs or Class D Shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received (in the case of ADSs, by the Depositary). The dividends generally would be foreign source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Subject to a holder’s satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. holder during the period ending on December 31, 2008, are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that the corporation is not a passive foreign investment company, foreign person holding company or foreign investment company. We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. However, you should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion.

For foreign tax credit limitation purposes, a dividend generally will be income from sources outside the United States. Subject to certain generally applicable limitations, the net amount of Venezuelan withholding tax on dividends (to the extent that such withholding tax is not eligible to be reduced or refunded under the U.S.-Venezuelan income tax treaty) will be creditable against the U.S. holder’s U.S. federal income tax liability. In the case of U.S. individuals for whom the reduced rate of U.S. tax on dividends (discussed above) applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high quality Japanese, European, U.S. and/or Latin American issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvesting by investing with Japanese, European, U.S. and/or Latin American issuers.

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

The carrying amounts of cash and short-term investments, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices. In addition, fair value of long-term debt approximates its book value since Guaranteed Notes of $100 million at fixed interest rate were close to its maturity date.

The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company’s investment portfolio and debt obligations at December 31, 2003 (in millions of Bs.):

	Weighted Average Interest rate	Year of Maturity
		2004	2005	2006	2007	Thereafter	Total	Fair value
Investment portfolio:
U.S. dollars
Certificates of deposit	059%	12,998	—	—	—	—	12,998	12,998
Commercial paper	1.11%	193,899	—	—	—	—	193,899	193,899

Bolivars
Certificates of deposit	12.29%	299,696	—	—	—	—	299,696	299,696
Overnight deposits	0.28%	1,084	—	—	—	—	1,084	1,084
Long-term Government bonds	18.83%	198,733	—	—	—	—	198,733	198,733

Total		706,410	—	—	—	—	706,410	706,410

Debt Obligations:
U.S. dollars
Fixed rate
Guaranteed notes	9.25%	159,996	—	—	—	—	159,996	159,996
Notes payable to suppliers	5.48%	129	—	—	—	—	129	129
Variable rate
IFC loans	3.46%	23,000	63,000	7,000	7,000	—	100,000	100,000

Japanese yen
Fixed rate
Bank loans	5.80%	16,140	16,140	16,140	16,140	24,211	88,771	88,771

Bolivars
Fixed rate
Bank loans	23.50%	—	20,539	—	—	—	20,539	20,539
Variable rate
Bank loans	22.04%	830	7,683	872	1,120	4,204	14,709	14,709

Total		200,095	107,362	24,012	24,260	28,415	384,144	384,144

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

CANTV’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of CANTV’s disclosure controls and procedures as of the end of the period covered by this Form 20-F. Based on that evaluation, under the supervision and with the participation of CANTV’s management, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of such evaluation, these disclosure controls and procedures were effective.

In addition, there have been no changes in CANTV’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, CANTV’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

CANTV’s audit committee is comprised of three members each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. CANTV’s audit committee obtains advice on matters related to Venezuelan GAAP and assistance in reconciliation of CANTV’s financial statements to U.S. GAAP from its current auditing firm, PricewaterhouseCoopers, and previously from Deloitte and Touche. The Board of Directors of CANTV has determined its audit committee does not have a financial expert meeting the requirements of Item 16A. Venezuelan law does not require audit committee members to have the attributes of a financial expert as set forth in Item 16A and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for CANTV is limited.

Item 16B. Code of Ethics

CANTV has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees.

The code of ethics addresses, among other things, the following items:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, including suppliers;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents the Company makes public;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting to an appropriate person or persons identified in the code of violations of any of the provisions described above; and

•	Accountability for adherence to the code.

CANTV undertakes to provide a copy of its code of ethics at no charge by requesting a copy by electronic mail at the following e-mail address: etica@cantv.com.ve.

Item 16C. Principal Accountant Fees and Services

During 2002, our independent auditors were Porta, Cachafeiro, Laría & Asociados in conjunction with Lara, Marambio & Asociados (a member Firm of Deloitte & Touche).

The aggregate fees billed for each of fiscal 2002 and fiscal 2003 for professional services rendered to the Company by Lara, Marambio & Asociados are as follows (in thousands of Bs.):

	2003	2002
Audit fees (1)	—	1,335,000
Audit-related fees (2)	—	26,700
Tax fees (3)	—	17,350
All other fees (4)	—	1,513,400

Total	—	2,892,450

(1)	Audit fees consist principally of fees billed for the annual statutory audit of CANTV’s consolidated financial statements and the statutory audits of the Company’s subsidiaries.
(2)	Audit-related fees include fees billed for other audit services relating to attestation services in connection with compliance with financial and regulatory agreements clauses, including the IFC and CONATEL.
(3)	Tax fees consist of fees for tax consultation and compliance services, including the preparation of original and amended tax returns, tax consultations, and expatriate tax compliance.
(4)	All other fees consist principally of fees for other consulting services, including occasional training services. During 2002, consulting services included a project for SAP R/3 Implementation control, a revenue assurance project for the analysis of Revenue cycle processes, and support in the preparation of a business case for the implementation of a shared services center and support in the design and implementation of the processes associated with this center.

Beginning 2003, Espiñeira, Sheldon y Asociados (a Member Firm of PricewaterhouseCoopers) were designated CANTV’s independent auditors.

The aggregate fees billed for each of fiscal 2002 and fiscal 2003 for professional services rendered to the Company by Espiñeira, Sheldon y Asociados are as follows (in thousands of Bs.):

	2003	2002
Audit fees (1)	705,000	—
Audit-related fees (2)	16,000	—
Tax fees (3)	—	—
All other fees (4)	5,400	—

Total	726,400	—

(1)	Audit fees consist principally of fees billed for the annual statutory audit of CANTV’s consolidated financial statements and the statutory audits of the Company’s subsidiaries.
(2)	Audit-related fees include fees billed for other audit services relating to attestation services in connection with compliance with financial and regulatory agreements clauses, including the IFC and CONATEL.
(3)	All other fees consist principally of fees for other consulting services, including occasional training services.

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

The following is the pre-approval process:

1.     Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided to the Company. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.     Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed total audit fees in aggregate amount on a consolidated basis for the Company.

3.     A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by our independent auditors will be reviewed each quarter by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F:

Item 19. Exhibits

8 - List of Subsidiaries
12(a).1- Chief Executive Officer’s Certification Pursuant to 17 CFR 240.13a-14(a), as Adopted
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12(a).2- Chief Financial Officer’s Certification Pursuant to 17 CFR 240.13a-14(a), as Adopted
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13(a).1- Chief Executive Officer’s Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(a).2- Chief Financial Officer’s Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

BOLIVARIAN REPUBLIC OF VENEZUELA

(Jurisdiction of incorporation or organization)

AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMUNICACIONES,

NUEVO EDIFICIO ADMINISTRATIVO, PISO 1, APARTADO POSTAL 1226

CARACAS, VENEZUELA 1010

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class D Shares of common stock, par value Bs. 36.90182224915 per share	New York Stock Exchange*

American Depository Shares (ADSs) each of which represents 7 Class D Shares of common stock	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Shares	251,178,710	Class C Shares	70,567,680
Class B Shares	51,900,000	Class D Shares	413,494,459

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

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)

By:	/s/ Armando R. Yañes
Name:	Armando R. Yañes
Title:	General Manager, Chief Financial Officer

June 29, 2004

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND ITS SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2002 and 2003, and

for the years ended December 31, 2001, 2002 and 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries

We have audited the accompanying consolidated balance sheet of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and its subsidiaries at December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended and the financial statement schedule included in this Form 20-F, expressed in constant bolivars at December 31, 2003. These financial statements and their notes are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements for the years ended December 31, 2002 and 2001 were audited by another independent public accounting firm whose report dated February 12, 2003, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and its subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Venezuela.

Accounting principles generally accepted in Venezuela vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

ESPIÑEIRA, SHELDON Y ASOCIADOS

(Member Firm of PricewaterhouseCoopers)

Carlos González G.

CPC 21291

CNV G-774

February 19, 2004

Caracas - Venezuela

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

Lara, Marambio & Asociados

A Member Firm of Deloitte & Touche

Héctor L. Gutiérrez D.

Public Accountant CPC No 24,321

CNV No G-889

Caracas, Venezuela

February 12, 2003

Porta, Cachafeiro, Laría & Asociados

Francisco Cachafeiro Arias

Public Accountant CPC No 9.298

CNV No C-642

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001, 2002 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003, and millions of U.S. dollars, except per share and per ADS amounts)

	2001 Bs.	2002 Bs.	2003 Bs.	2003 U.S.$
Operating revenues:
Local service	1,068,360	997,478	885,441	553
Domestic long distance	405,871	322,796	252,132	158

Local and domestic long distance	1,474,231	1,320,274	1,137,573	711
International long distance	172,555	127,876	97,874	61
Net settlements	33,012	18,425	11,630	7

International long distance	205,567	146,301	109,504	68
Fixed to mobile outgoing calls	949,655	727,406	568,190	356
Interconnection incoming	60,971	58,568	72,692	45
Data transmission	175,534	216,311	287,554	180
Other wireline-related services	165,666	100,056	110,379	69

Total wireline services	3,031,624	2,568,916	2,285,892	1,429
Wireless services	658,055	725,373	783,288	490
Other	92,707	110,174	122,090	76

Total operating revenues	3,782,386	3,404,463	3,191,270	1,995

Operating expenses:
Labor and benefits	559,614	570,502	556,252	348
Operations, maintenance, repairs and administrative	843,741	922,199	853,205	534
Provision for uncollectibles	109,724	88,354	87,685	55
Interconnection costs	477,751	336,877	357,358	223
Depreciation and amortization	1,261,272	1,098,177	1,033,526	646
Concession and other taxes	235,905	252,766	182,819	114
Pension and post-retirement plan special termination benefits	43,540	—	—	—

Total operating expenses	3,531,547	3,268,875	3,070,845	1,920

Operating income	250,839	135,588	120,425	75

Other income (expenses), net:
Financing cost, net	(20,863)	(12,084)	(16,485)	(10)
Loss on sale of bonds	—	—	(38,799)	(24)
Other (expenses) income, net	(19,570)	(7,864)	747	—

Total other expenses, net	(40,433)	(19,948)	(54,537)	(34)

Income before income tax	210,406	115,640	65,888	41
Income tax	(71,744)	(29,841)	(35,592)	(22)

Income before minority interest	138,662	85,799	30,296	19
Minority interest	(304)	(846)	(524)	—

Net income	138,358	84,953	29,772	19

Earnings per share	153	109	38	0.024

Earnings per ADS (based on 7 shares per ADS)	1,070	766	269	0.17

Average shares outstanding (in millions)	905	776	776	776

The accompanying notes are an integral part of these consolidated statements.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS As of December 31, 2002 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003, millions of U.S. dollars, and millions of shares)

	2002 Bs.	2003 Bs.	2003 U.S.$
ASSETS
Current assets:
Cash and cash equivalents	574,565	712,129	445
Accounts receivable, net	580,625	434,418	272
Accounts receivable from Venezuelan Government entities	125,786	140,585	88
Inventories, spare parts and supplies, net	110,136	73,369	46
Other current assets	16,785	50,735	31

Total current assets	1,407,897	1,411,236	882

Property, plant and equipment, net	4,574,507	3,738,347	2,336
Cellular concession, net	167,132	161,451	101
Other assets	433,676	372,361	233

Total assets	6,583,212	5,683,395	3,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	93,718	200,067	125
Accounts payable	482,681	407,184	254
Accrued employee benefits	56,664	76,436	48
Short-term pension and other post-retirement benefit obligations	43,603	75,907	47
Dividends payable	300,793	—	—
Deferred revenue	135,955	123,321	77
Other current liabilities	256,278	244,831	153

Total current liabilities	1,369,692	1,127,746	704

Long-term liabilities:
Long-term debt	420,728	184,077	115
Commitments and contingencies	36,276	33,256	22
Pension and other post-retirement benefit obligations	749,402	643,900	402

Total liabilities	2,576,098	1,988,979	1,243
Minority interests	2,980	2,736	2

Shareholders’ equity
Capital stock adjusted for inflation (926 shares issued and 776 outstanding after deducting 139 shares in treasury and 11 shares in workers’ benefits)	2,528,020	2,528,020	1,580
Additional paid-in capital	33,942	33,942	21
Retained earnings	1,549,742	1,239,736	775
Legal reserve	272,940	272,940	171
Treasury stock	(376,718)	(376,718)	(236)
Workers’ benefits shares	(82,921)	(81,914)	(51)
Cumulative translation adjustment and valuation of available for sale investments	79,129	75,674	47

Total shareholders’ equity	4,004,134	3,691,680	2,307

Total liabilities, minority interests and shareholders’ equity	6,583,212	5,683,395	3,552

The accompanying notes are an integral part of these consolidated statements.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2001, 2002 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003)

	Capital Stock			Additional Paid-in Capital	Unappropiated Retained Earnings	Legal Reserve	Treasury Stock	Workers’ Benefits Shares	Cumulative Translation Adjustment and valuation of available for sale investments	Total Shareholders’ Equity
	Nominal value	Inflation Adjustment	Total
Balance as of December 31, 2000	34,173	2,493,847	2,528,020	33,942	2,835,082	272,940	—	(77,514)	62,452	5,654,922
Net income	—	—	—	—	138,358	—	—	—	—	138,358
Dividends declared	—	—	—	—	(779,393)	—	—	—	—	(779,393)
Repurchased shares	—	—	—	—	(373,803)	—	(376,718)	—	—	(750,521)
Workers’ benefits shares	—	—	—	—	(685)	—	—	(197)	—	(882)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	2,951	2,951

Balance as of December 31, 2001	34,173	2,493,847	2,528,020	33,942	1,819,559	272,940	(376,718)	(77,711)	65,403	4,265,435
Net income	—	—	—	—	84,953	—	—	—	—	84,953
Dividends declared	—	—	—	—	(351,079)	—	—	—	—	(351,079)
Workers’ benefits shares	—	—	—	—	(3,691)	—	—	(5,210)	—	(8,901)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	13,726	13,726

Balance as of December 31, 2002	34,173	2,493,847	2,528,020	33,942	1,549,742	272,940	(376,718)	(82,921)	79,129	4,004,134
Net income	—	—	—	—	29,772	—	—	—	—	29,772
Dividends declared	—	—	—	—	(335,658)	—	—	—	—	(335,658)
Workers’ benefits shares	—	—	—	—	(4,120)	—	—	1,007	—	(3,113)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(3,455)	(3,455)

Balance as of December 31, 2003	34,173	2,493,847	2,528,020	33,942	1,239,736	272,940	(376,718)	(81,914)	75,674	3,691,680

The accompanying notes are an integral part of these consolidated statements.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2001, 2002 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003)

	2001 Bs.	2002 Bs.	2003 Bs.	2003 US$
Cash flows provided by operating activities:
Net income	138,358	84,953	29,772	19
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from net monetary position	52,743	(41,116)	(3,192)	(2)
Exchange loss, net	(35,045)	57,546	45,015	28
Depreciation and amortization	1,261,272	1,098,177	1,033,526	646
Pension and post-retirement plan special termination benefits	43,540	—	—	—
Provision for doubtful accounts	109,724	88,354	87,685	55
Provision for inventories’ obsolescence	23,085	44,148	8,698	6
Provision for contingencies	21,972	28,027	14,860	9
Changes in current assets and liabilities:
Accounts receivable	(128,477)	(200,186)	(54,375)	(34)
Accounts receivable from Venezuelan Government entities	8,573	20,299	(47,653)	(29)
Inventories, spare parts and supplies	(18,594)	(18,511)	22,626	14
Other current assets	4,254	1,301	(35,750)	(23)
Accounts payable	(26,838)	132,779	(16,944)	(11)
Accrued employee benefits	(143,700)	(24,119)	67,183	42
Deferred revenues	58,999	13,639	8,901	6
Other current liabilities	(66,696)	(4,949)	38,007	24

	1,303,170	1,280,342	1,198,359	750
Changes in non-current assets and liabilities:
Other assets	21,017	26,525	(13,739)	(9)
Pension and other post-retirement benefits obligations	(80,233)	(100,815)	(105,503)	(66)

Net cash provided by operating activities	1,243,954	1,206,052	1,079,117	675

Cash flows used in investing activities:
Other assets	(84,628)	(141,018)	(14,206)	(9)
Acquisition of property, plant and equipment, net of disposals	(325,191)	(508,761)	(110,180)	(69)

Net cash used in investing activities	(409,819)	(649,779)	(124,386)	(78)

Cash flows used in financing activities:
Payments of debt	(108,501)	(254,374)	(97,291)	(61)
Dividends paid	(469,627)	(332,757)	(635,873)	(397)
Repurchased shares	(750,521)	—	—	—
Purchase shares for workers’ benefit fund	(882)	(8,901)	(3,113)	(2)

Net cash used in financing activities	(1,329,531)	(596,032)	(736,277)	(460)

Increase (decrease) in cash and cash equivalents before loss in purchasing power of cash and cash equivalents and foreign exchange gain on cash and cash equivalents	(495,396)	(39,759)	218,454	137

Loss in purchasing power of cash and cash equivalents	(153,626)	(100,145)	(139,403)	(88)
Foreign exchange gain of cash and cash equivalents	68,304	211,747	58,513	37

Increase (decrease) in cash and cash equivalents	(580,718)	71,843	137,564	86

Cash and cash equivalents:
At the beginning of year	1,083,440	502,722	574,565	359

At the end of year	502,722	574,565	712,129	445

Supplementary information:
Unpaid dividends	309,770	300,793	—	—

Cash paid during the period for:
Interest	58,202	47,355	37,253	23

Taxes	500,585	312,156	426,774	267

Result from net monetary position:
Operating activities	27,958	41,084	46,354	29

Financing activities	72,925	100,177	96,241	60

The accompanying notes are an integral part of these consolidated statements.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003, unless otherwise indicated)

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

2. COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (“CANTV” or the “Company”) is one of the primary providers of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, national and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including wireless communications, Internet access and publication of telephone directories through its principal subsidiaries:  Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair). (See note 4 (d) - Consolidation).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the “Government”) in 1991 to provide national and international telecommunications services, with the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (see Note 19 (d) - Commitments and contingencies - Concession mandates and Note 5 – Regulation - Competition). Beginning on June 12, 2000, the Company was regulated by the Concession and the Organic Telecommunication Law, enacted on this date (see Note 5 - Regulation).

Significant terms of the Concession are as follows:

a.	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of wireline telephone service, including local, national and international access until November 27, 2000. Beginning on November 27, 2000, any party who obtains the corresponding administrative concession is permitted to provide basic telecommunications services in the country (see Note 5 - Regulation).

b.	The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years, subject to the approval of the Ministry of Infrastructure (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c.	Beginning in January 2001, the Company is subject to an annual concession tax of up to 4.8% of gross revenues (see Note 5 (a) - Regulation - Tax regime). These expenses are reflected in the accompanying consolidated statements of operations as Concession and other taxes totaling Bs 119,041, Bs 95,142 and Bs 76,582 for the years ended December 31, 2001, 2002 and 2003, respectively.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

d.	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2003, have not been material.

Cellular Concession

On May 19, 1992, the Company purchased one of two cellular concessions (the “Cellular Concession”) from the Government for Bs 230,766 (Bs 5,388 on an historical cost basis) and established Movilnet. The Cellular concession was granted for 20 years and is renewable for an additional 20-year period. The amount paid for the cellular concession is being amortized over 40 years. As of December 31, 2002 and 2003, accumulated amortization is Bs 63,634 and Bs 69,315, respectively.

Beginning in 2001, the tax regime applicable to cellular services operators was 9.3% of gross revenues subsequently decreasing by 1% per annum through 2005 (see Note 5(a) - Regulation - Tax regime).

For the years ended December 31, 2001, 2002 and 2003, the Cellular concession tax expense included in the consolidated statements of operations is reflected as Concession and other taxes and totaled Bs, 73,282, Bs 73,829 and Bs 42,573, respectively.

3. CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS:

Unless otherwise noted, all financial information in these financial statements has been stated in constant bolivars based upon the bolivar’s purchasing power as of December 31, 2003. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 1,600 to U.S.$1, the exchange rate reported by the Banco Central de Venezuela (the “Central Bank of Venezuela” or “BCV”) as of December 31, 2003. The translation of amounts expressed in constant bolivars as of a specified date by the then prevailing exchange rate may result in the presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating constant bolivars as of another specified date, particularly in periods of high inflation with no corresponding devaluation, such as those that have occurred in Venezuela.

Such translation should not be construed as a representation of the bolivar amounts that have been, could have been, or could be in the future when converted into U.S. dollars at any other exchange rate.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a. Basis of presentation

Consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Venezuela (“VenGAAP”) issued by the Venezuelan Federation of Public Accountants. According to the Venezuelan Statement of Accounting No. 0, the hierarchy of controlling accounting guidance is VenGAAP, followed in succession by the International Accounting Standards (IAS), Mexican GAAP bulletins, Financial Accounting Standard Board pronouncements (FASB) and accounting standards issued by other Latin American countries with issues similar to those of Venezuela.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

b. Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results may differ from those estimates.

c. Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2003, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA) and dated December 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Accordingly, the amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at December 31, 2003, based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the BCV.

For the following years ended December 31, the most representative indices used in the preparation of the inflation-adjusted financial statements are as follows (1997 base):

	2001	2002	2003
Year-end CPI	231.27564	303.46946	385.66175
Average for year CPI	219.40902	268.63036	352.14698
Annual Inflation	12%	31%	27%

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2003, as follows:

i.	Monetary assets and liabilities (cash and cash equivalents, accounts receivable, certain other assets and most liabilities), including foreign currency balances as of December 31, 2003, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31, 2002, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2003.

ii.	Non-monetary assets (principally Inventories, spare parts and supplies, net, property, plant and equipment, net, cellular concession, net and certain other assets) and shareholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2003.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and their related expenses are recorded based on actuarial calculations (see Note 13 - Retirement benefits).

iv.	Monetary revenues and expenses have been updated based on the change in the CPI from the month in which transactions were recorded and the CPI at December 31, 2003.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

v.	Non-monetary expenses (primarily depreciation and amortization) are based on the value of the corresponding asset (primarily property, plant and equipment, cellular concession and software) in the accompanying consolidated balance sheets (see (ii) above).

vi.	The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under the Financing Cost, net caption in the accompanying consolidated statements of operations (see Note 15 - Financing Cost, net).

d. Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are:  Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. In addition, beginning 2002, the Company is consolidating the workers’ benefit fund. All subsidiaries are wholly owned, except for Caveguías which is 80% owned and, prior to 2002, Altair, which was 51% owned by CANTV. All significant intercompany balances and transactions among the companies have been eliminated.

In May 2002, CANTV acquired the remaining 49% from Sky OnLine who was the operating partner of Altair under a contract signed with CANTV in 1997. This acquisition was accounted for using the purchase method. CANTV paid US$5.2 million as indemnification to Sky OnLine for the termination of a contract to provide equipment, technical assistance and maintenance. Expenses for this contract are included in the accompanying consolidated statements of operations as operating expenses.

On October 24, 2003, an Extraordinary Shareholders’ Assembly of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003.

e. Cash and cash equivalents

Cash and cash equivalents include short-term and highly liquid investments of Bs 630,746 and Bs 706,410 in 2002 and 2003, respectively, having original maturities of three months or less. The loss in purchasing power of bolivar denominated cash and cash equivalents is due to inflation and foreign exchange devaluations. Foreign exchange gains and losses on cash and cash equivalents are reflected as a separate caption in the consolidated statements of cash flows.

f. Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, expressed in constant bolivars and are presented net of obsolescence reserves of Bs 41,497 and Bs 22,937 in 2002 and 2003, respectively, which do not exceed their net realizable value. Certain Inventories, spare parts and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

g. Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition cost, expressed in constant bolivars and includes capitalized direct labor, allocated overhead costs, and materials used in connection with construction work in progress. Maintenance and repair costs are expensed when incurred, while major improvements and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are reduced from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statements of operations.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the fixed assets and the amortization over the period assigned to the intangible assets (see Note 2 - Company Background and Concession Agreement - Cellular Concession and Note 10 - Other Assets).

h. Computer software

The cost of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets range between three to seven years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company, and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software and internal costs incurred in the adoption and implementation of new software are expensed when incurred.

i. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. No adjustment for impairment in the carrying value of long-lived assets has been recorded in the accompanying financial statements.

j. Revenue recognition

Revenues for wireline, wireless services, access to Internet and data transmission are recognized in the period in which services are rendered. These services are recognized based on minutes of use, monthly charges for basic rent and special services, all net of credit and discount adjustments. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of directories. Revenues related to phone handsets sales are recognized when the equipment is delivered and accepted by the customer or distributor, which are recorded separately from revenues for services. The Company records billed services not rendered, such as submarine cable usage, basic rent for telecommunications services and telephone directories, as deferred revenue.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve-month period. The credits are granted only if certain conditions are met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. As of December 31, 2003, there was Bs 2,716 of remaining deferred revenues related to the 2002 promotion. A similar promotion was not offered in 2003.

Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls that originated in another operator’s networks is included as Interconnection incoming revenue. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as Interconnection costs in the consolidated statements of operations.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

k. Provision for uncollectible accounts

The Company maintains a provision for doubtful accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently reserves 3% of monthly billed revenues for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance is continuously assessed by management using several factors such as percentage of the monthly collections over the total billing, days sales outstanding, receivables over 90 days, percentage of receivables recovery by collection agents and other special requirements of Business Units, that affect the collectibility of accounts receivable.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days from the statement date. As an overriding policy, an analysis is performed for residential and business wireline subscribers with outstanding receivables that are 90 days past due. In addition, each unit performs an assessment of recoverability on individual cases.

l. Amortization of discount on issued promissory notes

In September 2000, the Company issued discounted promissory notes denominated in bolivars with a maturity of 5 years. The discount is being amortized using the effective rate method (see Note 11 - Long-term debt)

m. Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the consolidated statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for new investment in property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as tax losses, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation-adjusted net assets (see Note 17 - Taxes).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with VenGAAP, and taxable income for the period, in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

Recording of deferred income tax benefit is subject to a reasonable expectation of realization and a deferred tax asset cannot be credited against results for an amount exceeding tax based on taxable income. Based on tax results from prior years and current conditions of economic uncertainty, the Company has not recorded the potential asset resulting from deferring the tax effect of temporary reconciliation differences.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

n. Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to five days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed three months of continuous service. Beginning with the second year of service, the employees earn an additional two days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in the employer’s accounting records, as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month of salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment.

The Company has a workers’ benefit fund designed to award employee excellence via the granting of Company shares (see Note 14 - Shareholders’ equity - Workers’ benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and it is determined based on the market value at the date when the shares are granted.

Additionally, Venezuelan labor law requires mandatory annual profit sharing distribution to all employees in amounts of up to 120 days of salary. CANTV made distributions equal to 120 days salary at December 31, 2001, 2002 and 2003, totaling Bs 63,158, Bs 68,609 and Bs 58,581, respectively.

o. Pension plan and other post-retirement benefits

The noncontributory pension plan benefit is accrued based on actuarial estimates. Real discount rate and real rate of compensation increase are used to develop the projected benefit obligation. Postretirement benefits relating to health care expenses are also recorded based on actuarial estimates (see Note 13 - Retirement benefits). Cumulative gains and losses in excess of 10% of the greater of Projected Benefit Obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active employees. Actuarial gains and losses may result from differences between assumptions applied in the estimates, such as inflation rates, asset returns and actual results (see Note 13 - Retirement benefits).

p. Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the date of the transaction. Outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs 1,403/US$1 (free rate) and Bs 1,600/US$1 (controlled rate, see Note 22 – Exchange control) as of December 31, 2002 and 2003, respectively (see Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 15 - Financing Cost, net). The Company does not engage in hedging activities on either foreign currency balances or transactions.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

q. Fair value of the financial instruments

The carrying value of cash and equivalents, accounts receivable and accounts payable approximate their fair values since these instruments have short-term maturities. In addition, most of the loans and other financial obligations of CANTV and its subsidiaries have interest rates subject to variable market conditions and Management considers their carrying amounts to approximate fair values.

r. Earnings (loss) per share

Earnings (loss) per share are based on 905,150,957, 776,201,812 and 775,997,457 of average common shares outstanding at December 31, 2001, 2002 and 2003, respectively. This number of shares excludes treasury shares and shares for workers’ benefits. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

s. Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in high quality institutions. Most of the Company’s accounts receivable are from a wide and diverse group of customers, and collectively do not represent a significant credit risk. There is a concentration of Government accounts receivables (see Note 8 - Accounts receivable from Venezuelan Government entities).

t. Market risk

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk and market risk by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollar denominated short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not estimate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Currently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange control regime in effect since February 5, 2003.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

u. Consolidated financial statement reclassifications

Certain amounts from the December 31, 2001 and 2002 consolidated financial statements have been reclassified for comparison purposes.

5. REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry of Infrastructure.

CONATEL is an independent regulatory body under the direction of the Infrastructure Ministry, created by presidential decree in September 1991 (“CONATEL Decree”), which has the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources and recommend granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection of taxes. CONATEL, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia), is also responsible for the promotion and protection of free competition.

a. Tax regime

The 2001 Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenues. The new tax replaces the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular operators are subject to a supplementary tax of up to 4.5% of their gross revenues (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax was 3.5% for 2002 and 2.5% for 2003.

b. Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001, and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the bolivar against the U.S. dollar. The “price-cap” system allows an increase or decrease of established tariffs based on deviations in excess of up to 7.5% above or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates more than 7.5% above the projections, CONATEL must review the “price-cap” formula. This “price-cap” system remains effective as of December 31, 2003.

On May 30, 2002, pursuant to the new price-cap system CONATEL published the 2002 price-cap in the Official Gazette No. 37,454, which became effective on June 15, 2002. This agreement contemplated the new scheme for residential plans, which reduced the number of plans from seven to five, including a flat

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

residential tariff and the prepaid tariff. The new plans established by the Company pursuant to that scheme are: “Limited”, “Classic” and “Talk More For Less”, which replaced the five previous plans in effect until June 14, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively. The Company, instead, granted promotional discounts between 5.84% and 11.40% for these services.

The May 30, 2002, agreement also included two provisions for extraordinary adjustments. The first extraordinary adjustment was related to residential customers and established the September 2002 Price-Cap adjustment for deviations between the projected variables in the agreement and the actual figures published by the BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4%. The second extraordinary adjustment related to fixed to mobile outgoing calls services and international long distance. This extraordinary adjustment was applicable only if there were significant deviations from the projected devaluation of the bolivar. On August 15, 2002, an adjustment of fixed to mobile tariffs became effective and was published in the Official Gazette No. 37,506 on August 31, 2002. Tariffs for international long distance services did not require an extraordinary adjustment.

Beginning April 1, 2003, an average increase of approximately 25% to non-regulated residential and non-residential customers and miscellaneous services tariffs by CONATEL as well as a 12% increase for flat residential plan basic rent tariffs became effective pursuant to the Official Gazette No. 37,454 published on May 30, 2002.

On April 27, 2003, a regular tariff increase ranging between 4% and 7% for non-residential, fixed to mobile and public telephones became effective pursuant to the tariff agreement published in the Official Gazette No. 37,669 dated April 10, 2003. Additionally, this agreement reproduces the provisions for extraordinary adjustments from the agreement of May 30, 2002, with the modification of allowing up to three additional adjustments. These adjustments were effected in July and October 2003 and January 2004, at the rates of 2%, 4% and 5%, respectively.

c. Competition

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

In December 1996, the Ministry of Infrastructure exercised its authority under this provision to grant a rural, multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (now Digicel) for the central and eastern regions of Venezuela, respectively. Currently, Infonet, Digitel and Digicel are operating as providers of telephony services.

On November 24, 2000, CONATEL issued new regulations based on the New Organic Telecommunications Law, which established the basic regulatory framework. The new regulations (see Note 5 - Regulation) had the objective of creating an appropriate environment for new entrants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Entel Venezuela (formerly Orbitel), LD Telecom, Convergia Venezuela, C.A. and Corporación Intercall, C.A., most of which offer the service by means of prepaid cards (Calling Cards).

During the second quarter of 2001, the Company completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunications operators which existed before the opening. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Entel Venezuela (formerly Orbitel), Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia Venezuela, C.A and Corporación Intercall, C.A. These agreements permit interconnection of telecommunications services between CANTV and other carriers’ networks.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access a previously selected operator’s national and international long distance network without the use of the identification code.

6. BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 4(t) - Market risk), as of December 31, 2002 and 2003, as follows:

	2002	2003
	(Expressed in millions of U.S. dollars)
Cash and cash equivalents	274	129
Accounts receivable, net	27	24
Other assets	29	41
Accounts payable	(55)	(63)
Short and long-term debt	(264)	(217)

Net asset (liability) position in foreign currency	11	(86)

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange control agreements that immediately established limits to the exchange of foreign currency (see Note 22 - Exchange control and Note 25 - Subsequent events).

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7. ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of December 31, 2002 and 2003 are as follows:

	2002	2003
Subscribers
Wireline telecommunications
Residential	145,807	113,681
Non-residential	286,578	232,996
Wireless telecommunications	57,557	50,681
Other Telecommunications services	38,638	40,249
Net settlements	23,743	25,284
Telephone and prepaid card distributors	86,954	37,351
Other	21,669	17,500

	660,946	517,742
Less: Allowance for doubtful accounts	(80,321)	(83,324)

	580,625	434,418

Unbilled revenues of Bs 96,391 and Bs 91,036, are included in accounts receivable as of December 31, 2002 and 2003, respectively. (See Note 4 (j) – Revenue recognition and 4 (k) – Provision for uncollectible accounts).

8. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Central and decentralized Government, its agencies and enterprises, the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 5%, 5% and 7% of the Company’s consolidated revenues during the years ended December 31, 2001, 2002 and 2003 respectively.

The following table shows accounts receivable from Government entities as of December 31, 2001, 2002 and 2003:

	2002	2003
Years

2003	—	95,357
2002	65,227	20,221
2001 and prior	60,559	25,007

	125,786	140,585

During the following years ended December 31, changes in accounts receivable from Government entities are as follows:

	2002	2003
Balance at beginning of year	173,764	125,786
Billings	182,100	228,920
Collections	(188,740)	(187,315)
Monetary loss	(41,338)	(26,806)

Balance at end of year	125,786	140,585

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The amounts that Central Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and due to other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the real value of these balances has decreased. As of December 31, 2002 and 2003, balances in respect of decentralized entities were Bs 6,100 and Bs 1,314, respectively.

To reduce the government debt owed to CANTV, management has taken actions to reduce uncompensated usage and recover prior years’ balances. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of government receivables and that inflation and devaluation will continue to reduce the value of these assets.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the Government for a value of Bs 63,563 (nominal value of Bs 74,878) in order to pay overdue debts to the Company. As of December 31, 2003, Bs 1,808 of the bonds is reflected in other assets (see Note 10 - Other assets) and the remaining balance plus the amortized portion of discounts and interests of Bs 8,075 has been contributed to the pension plan fund (see Note 13 - Retirement benefits).

During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs 68,470 (nominal value of Bs 70,191). Bs. 41,592 was applicable to centralized Government entities and the remaining Bs. 26,878 was attributable to decentralized entities. As of December 31, 2003, Bs 24,188 of these bonds have become due and has been applied by the Company for the payment of taxes, Bs 12,401 was recorded according to its maturity as cash equivalents, and the remaining portion as other assets (see note 10 - Other assets).

CANTV’s management believes that all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

9. PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net of depreciation and amortization, as of December 31, 2002 and 2003 is as follows:

	Useful lives (in years)	2002	2003
Plant
Wireline telecommunications	3 to 32	14,139,276	13,185,264
Wireless telecommunications	2 to 20	1,072,519	955,760
Other telecommunications services	5 to 13	67,861	43,760
Buildings and facilities	5 to 25	2,481,454	2,633,078
Furniture and equipment	3 to 7	886,392	514,168
Vehicles	3 to 5	54,339	50,668

		18,701,841	17,382,698
Less: Accumulated depreciation		(14,306,621)	(13,761,681)

		4,395,220	3,621,017
Land		70,187	81,395
Construction work in progress		109,100	35,935

		4,574,507	3,738,347

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Depreciation expense recorded for the years ended December 31, 2001, 2002 and 2003 totaled Bs 1,170,786, Bs 1,020,708 and Bs 946,340, respectively.

Capitalized direct labor and allocated overhead costs totaled Bs 25,315, Bs 23,335 and Bs 13,252, for the years ended December 31, 2001, 2002 and 2003, respectively.

In 2003, the Company accelerated depreciation for certain unused equipment, recording an additional depreciation of Bs 26,646 which was included in the consolidated statement of operations. As of December 31, 2003, these assets are fully depreciated. At December 31, 2002 and 2003, fully depreciated assets amount to approximately Bs 8,749,623 and Bs 8,031,859, respectively.

10. OTHER ASSETS:

Other assets as of December 31, 2002 and 2003, are comprised as follows:

	2002	2003
Information Systems (Software), net	351,723	284,424
Investments in equity	52,397	42,019
Investments in Government obligations	6,030	34,402
Prepaid taxes	12,853	8,565
Other	10,673	2,951

	433,676	372,361

Information Systems (Software), net, includes the cost of computer software and systems for internal use, net of accumulated amortization and the cost of usage rights to satellites that are amortized over periods ranging from three to seven years based upon the terms of contracts that grant usage rights. Amortization expense was Bs 90,485, Bs 77,469 and Bs 87,186 for the years ended December 31, 2001, 2002 and 2003, respectively. Accumulated amortization was Bs 592,526 and Bs 679,713 as of December 31, 2002 and 2003, respectively.

Investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. representing a 1.12% and 1.44% ownership, respectively. The Company classifies these investments as available for sale and their fluctuation in fair value is reflected as other adjustments in the statement of changes in shareholders’ equity. As of December 31, 2003, these investments are recorded at a cost of Bs 37,039 and an unrealized gain of Bs 4,980.

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunication entities. In July 2001 INTELSAT was converted to a share corporation and privatized. Up to July 2001 this investment was recorded by CANTV under the equity method and the adjustment resulting from the translation to bolivars of the financial statements of this foreign entity was included in CANTV’s shareholders’ equity.

As of December 31, 2003, the investment in Government obligations includes bonds received from the Government, the most significant having a value of Bs 13,543 (Bs 16,287 nominal value) with a quarterly payable variable interest rate, due on November 18, 2005. The investment in Government obligations also includes a promissory note received from the Government in January 2003 for Bs 17,129 in payment of overdue debts to the Company. This promissory note will be outstanding through June 30, 2004.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(see Note 8 - Accounts receivable from Venezuelan Government entities). The Company classifies these investments as held-to-maturity. The amortized cost and fair value of these investments according to their maturity as of December 31, 2003, are as follows:

	Amortized cost	Fair value
Due in 1 year or less	18,938	18,944
Due in 1 to 5 years	15,464	16,854

	34,402	35,798

11. LONG-TERM DEBT:

Long-term debt as of December 31, 2002 and 2003, is comprised of the following:

	2002	2003
U.S.$100 million notes at fixed interest rates of 9.25% at December 31, 2002 and 2003, maturing in 2004	178,231	159,996

U.S.$150 million notes at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75% (averaging 3.69% at December 31, 2002), maturing through 2003	49,033	—

¥ 16,228 million bank loans at a fixed interest rate of 5.80% to 6.80% at December 31, 2002, and at 5.80% at December 31, 2003, and in U.S. dollars at interest rates of six-month LIBOR (averaging 5.82% at December 31, 2002), maturing through 2009	107,274	88,771

IFC loans in U.S. dollars at variable interest rates:

a. U.S.$25 million, six-month LIBOR plus a margin between 3.00% and 1.75% (averaging 3.67% and 4.18% at December 31, 2002 and 2003, respectively), maturing through 2005	44,575	40,000

b. U.S.$17.5 million, six-month LIBOR plus a margin of 2.00%, (averaging 3.92% and 3.11% at December 31, 2002 and 2003, respectively), maturing through 2007	39,003	28,000

c. U.S.$20 million (U.S.$30 million at December 31, 2002) six-month LIBOR plus a margin between 1.75% and 3.00% (averaging 5.25% and 2.86% at December 31, 2002 and 2003, respectively), maturing through 2005	53,490	32,000

Promissory notes in bolivars, bearing interests at a fixed rate of 23.5%, maturing through 2005	23,187	20,539

Bank loans in bolivars at fixed and variable interest rates of 31.44% and 22.52% at December 31, 2002 and 2003, respectively, maturing through 2010	17,152	13,155

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	2002	2003
Banks loans in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (45.30% and 35.70% at December 31, 2002 and 2003 respectively), maturing through 2007	2,389	1,554
Notes payable to suppliers in U.S. dollars at a fixed interest rate of 5.48% maturing in 2003	112	129

Total debt	514,446	384,144
Less: Current maturities	(93,718)	(200,067)

Total long-term debt	420,728	184,077

In February 1997, the Company prepaid the outstanding debt balance under the Bank Refinancing Agreement and Bs 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for US$100 million each, which were payable in 2002 and 2004, respectively. The notes were issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company. The Guaranteed Notes are unconditionally and irrevocably guaranteed by CANTV for payment of principal and interest. In February 2002, the Company made a payment of US$100 million on the Guaranteed Notes.

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) of ¥16,228 million, and invested in technological changes in the transmission network and urban connection. This loan is amortized semi-annually and as of December 31, 2003, the outstanding balance of this loan is ¥5,950 million.

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (the “IFC Facility”). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the outstanding debt under the IFC Facility with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars, paid semi-annually.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2003.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network. As of December 31, 2003, the balance of this debt is US$37.5 million.

In September 2000, the Company issued discounted promissory notes of Bs 28,000 denominated in bolivars with a maturity of five years. The promissory notes were placed at a 44% discount and an annual

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

fixed interest rate of 23.5%. As of December 31, 2003, the balance of these notes, presented net of the unamortized discount, was Bs 20,539. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between five and ten years.

As of December 31, 2003, estimated payments of long-term debt are: Bs 200,067 in 2004, Bs 107,363 in 2005, Bs 24,041 in 2006, Bs 24,261 in 2007, Bs 17,586 in 2008 and Bs 10,826 thereafter, translated into bolivars at the exchange rate at this date. Fair value of long-term debt approximates its book value since Guaranteed Notes of US$100 million at fixed interest rates are close to its maturity date.

12. OTHER CURRENT LIABILITIES:

Other current liabilities as of December 31, 2002 and 2003 are comprised of the following:

	2002	2003
Concession tax	69,069	49,047
Subscriber rights	80,416	67,785
Accrued liabilities	32,379	45,191
Income, value-added and other taxes	44,913	61,585
Interest payable	12,505	10,394
Technical and administrative services due to Shareholders	7,455	3,878
Other	9,541	6,951

	256,278	244,831

Subscriber rights represent up-front payment from customers when services are activated.

13. RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service and the employee’s final salary. As of December 31, 2002 and 2003, the Company has funded Bs 388,165 million (US$170.0 million) and Bs 456,442 million (US$237.7 million) respectively, in a trust for this benefit plan on behalf of the retirees. As of December 31, 2003, this pension plan fund includes Bs 69,829 million (in nominal Bs) related to the Venezuelan National Public Debt Bonds received during 2002 in order to pay basic services (see Note 8 - Accounts receivable from Venezuelan Government entities). These Bonds have a discounted value ranging between 78.21% and 96.95%, with maturity dates in 2004 and interest payable quarterly at variable interest rates.

The components of pension expense for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Benefits earned during the year	16,601	20,670	19,422
Interest cost on projected benefit obligations	36,764	38,141	40,861
Return on assets	(15,887)	(14,754)	(23,289)
Actuarial gain recognized	(23,268)	(2,352)	(17,661)

	14,210	41,705	19,333

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The accrued pension plan obligations as of December 31, 2002 and 2003 are as follows:

	2002	2003
Active employees	369,437	265,129
Retirees	242,602	178,759

Projected benefit obligations	612,039	443,888
Funded amount at fair value	(388,163)	(453,137)
Unrecognized net actuarial gains	178,473	317,078

Pension obligations (including current portion of Bs. 37,600 and Bs. 36,541, respectively)	402,349	307,829

Unrecognized net actuarial gains are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligations. Due to the volatility of the Venezuelan economy, projected inflation rates are revisited every year. In addition, devaluation of 85% experienced in 2002, had a significant impact on the assets contributed in dollars.

Reconciliation of changes generated during the year in the net pension liability is recognized as follows:

	2002	2003
Pension at the beginning of the year	541,254	402,349
Expense	41,705	19,333
Payments and contributions during the year	(180,610)	(113,853)

Pension Plan at the end of the year	402,349	307,829

Assumptions used to develop the projected benefit obligations are as follows:

	2001	2002	2003
Discount rate	7%	7%	7%
Expected return on plan assets	9%	9%	6%
Rate of compensation increase	2%	2%	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations, other than pensions, based on actuarial calculations.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of postretirement benefit obligations for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Benefits earned during the year	5,546	5,838	6,264
Interest cost on accumulated post-retirement benefit obligations	32,554	33,206	36,805
Actuarial loss recognized	7,408	7,262	12,074

	45,508	46,306	55,143

The accrued post-retirement benefit obligations as of December 31, 2002 and 2003 are as follows:

	2002	2003
Active employees	135,033	110,912
Retirees	412,391	435,769

Accumulated postretirement benefit obligations	547,424	546,681
Unrecognized net actuarial losses	(156,768)	(134,703)

Accrued post-retirement benefits (including current portion of Bs. 6,003 and Bs. 39,366, respectively)	390,656	411,978

Unrecognized net actuarial losses have been generated mainly from changes in the population and actual experience of payments made for claims.

Reconciliation of changes generated during the year in the net liability recognized for postretirement benefits is as follows:

	2002	2003
Accrued post-retirement benefit obligations at the beginning of the year	379,172	390,656
Expense	46,306	55,143
Payments during the year	(34,822)	(33,821)

Accrued post-retirement benefit obligations at the end of the year	390,656	411,978

Assumptions used to develop the accumulated postretirement benefit obligations in 2001, 2002 and 2003 are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates.

A review of the actuarial assumptions in light of the changing economic and business environment in Venezuela is currently underway, as well as a review of pension and postretirement benefits plans. It is possible that some of the assumptions may be changed during 2004. The impact of these potential changes will be included as actuarial gains or losses to be amortized in the future.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees), which includes a supplementary monthly payment to normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a monthly pension bonus equivalent to below Bs 30,000 (in nominal Bs), as well as those retirees who are older than 60 years of age with bonus payments between Bs 30,001 (in nominal Bs) and Bs 70,000 (in nominal Bs). Contributions are distributed to retirees based on the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal bolivars) at the Company’s discretion, of which Bs 859 and Bs 751 have been paid as of December 31, 2002 and 2003, respectively. As of December 31, 2002 and 2003, the Company has funded Bs 21,282 million (US$3.8 million) and Bs 17,574 million (US$3.9 million) respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

14. SHAREHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 11 - Long-Term Debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law mandates that the Company annually distribute no less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall be initially applied to offset such deficit.

According to CNV Standards, unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividend distribution. While during the year ended December 31, 2003, the Company presents a net loss for this concept, as of December 31, 2003, it has retained earnings of Bs 644,752 available for dividend distribution.

The Capital Markets Law establishes that dividends must be declared in a Shareholders’ Assembly at which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying minimum dividends the year income is obtained.

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for annual dividend distribution beginning in 2002. These guidelines include the distribution to shareholders of 50% of prior year free cash flow, defined as free cash flow taken from annual audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments, previous to the Board of Directors’ recommendation and approval of the Annual Shareholders’ Assembly, according to current Venezuelan legislation.

On December 2, 2003, an Extraordinary Shareholders’ Assembly declared a dividend charged to retained earnings as of December 31, 2002, of Bs 350 per share. These dividends were paid on December 19, 2003, to shareholders of record as of December 12, 2003.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On March 28, 2003, an Ordinary Shareholders’ Assembly approved the remaining payment of the ordinary dividend for 2003 of Bs 71 per share, payable on April 23, 2003, to shareholders of record as of April 9, 2003.

On December 10, 2002, an Extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001, of Bs 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs 140 per share. These dividends were paid on January 15, 2003, to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs 520 per share, to be paid in two installments, one of Bs 284 per share on December 10, 2001, to shareholders of record as of December 3, 2001, and the other one of Bs 236 per share on March 18, 2002, to shareholders of record as of March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Capital stock

Capital stock is represented by 926,037,385 shares with a par value of Bs 36.9 per share, at December 31, 2003, as follows:

Shareholders	Class	Number of shares (in thousands)
Verizon Communications, Inc. (Verizon)	A	196,401
Telefónica Venezuela Holding B.V.	A	54,407
Banco Mercantil	A	367
Inversiones TIDE, S.A.	A	3
Banco de Desarrollo Económico y Social de Venezuela	B	51,900
Workers Trusts and Employees	C	59,566
Verizon Communications, Inc. (Verizon)	D	28,009
Public Shareholders	D	385,485

Total		776,138
Class C workers’ benefit shares		11,002

Total		787,140
Class D shares held in treasury		138,897

Total		926,037

In 1991, VenWorld was a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium) who acquired 40% of CANTV shares in 1991.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Beginning on January 1, 2001, VenWorld shareholders received the right to have their shares redeemed and converted into CANTV Class “A” shares. Any Class “A” share transferred to any entity, not wholly-owned by the Participants of the Consortium, would be automatically converted into Class “D” shares.

During 2001, three of the Participants of the Consortium requested redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an Extraordinary Shareholders’ Assembly of VenWorld approved the liquidation of the Consortium.

Class “B” shares may only be owned by the Government. The transfer of Class “B” shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class “D” shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class “C” shares. Class “B” shareholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other shareholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to By-laws.

Class “C” shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors, provided such Class “C” shares represent at least 8% of the capital stock of CANTV and have the right to elect one member, provided that such shares represent at least 3% of the capital stock of CANTV.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. Holders of Class “D” shares will have the right to elect, in conjunction with the other shareholders, any members of the Board of Directors, at the time the Class “B” and “C” shareholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing seven Class “D” shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 (Bs 22,290) per ADS or US$4.29 (Bs 3,187) per share. The program began on October 25, 2001, and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares, which are presented at acquisition cost. On December 2, 2003, an Extraordinary Shareholders’ Assembly approved the reduction from capital stock of these shares. The

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

formal process to retire these shares includes the reception of the resolution from the CNV and the cancellation of these shares by the holding bank. The cancellation of these shares by the bank has not been completed.

Workers’ Benefit Fund

In 1993, the Company created the “Workers’ Benefit Fund” through a Bank Trust on behalf of workers to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to workers from CANTV and its subsidiaries. This contribution is recognized as expense as long as the workers earn stock awards. On October 24, 2001, an Extraordinary Shareholders’ Assembly approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the capital stock as of December 2, 1991. As of December 31, 2003, the trust maintains 11,001,697 shares presented as a separate account in the consolidated shareholders’ equity.

These shares are presented as a deduction of shareholders’ equity and assets from the trust are recorded in the Company’s consolidated balance sheet, based on pronouncements issued by the International Accounting Standards Board, with the purpose of approving a standard consistent with US GAAP.

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

15. FINANCING COST, NET:

Financing cost, net for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Interest income	63,708	47,481	61,624
Interest expense	(66,873)	(43,135)	(36,286)
Exchange gain (loss), net	35,045	(57,546)	(45,015)
Monetary result (Note 16)	(52,743)	41,116	3,192

	(20,863)	(12,084)	(16,485)

The net exchange gain (loss) reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yen, into bolivars at the exchange rates as of December 31, 2001, 2002 and 2003 (see Note 6 - Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuations resulting from supply and demand. The BCV purchased and sold currencies in the market through an auction system with foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV suspended the trading of foreign currencies in the country for five business days and established the current exchange control regime (see Note 22 - Exchange control).

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The devaluation of the bolivar against the U.S. dollar was 8%, 85% and 14% for the years ended December 31, 2001, 2002 and 2003, respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period. The inflation rates were 12%, 31% and 27% for the years ended December 31, 2001, 2002 and 2003, respectively.

16. MONETARY POSITION:

For the years ended December 31, 2001, 2002 and 2003, the gain (loss) from net monetary position is as follows:

	2001	2002	2003
Net monetary liability position at the beginning of the year	(73,202)	(525,989)	(422,016)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	1,523,226	1,397,431	1,294,408
Additions to non-monetary assets and liabilities	(352,767)	(710,517)	(218,025)
Pension plan and post-retirement benefits payments	(75,634)	(215,432)	(147,674)
Dividends declared	(779,393)	(351,079)	(335,658)
Repurchased shares	(750,521)	—	—
Exchange (Loss) gain, net	35,045	(57,546)	(45,015)

Estimated net monetary asset (liability) position at the end of the year	(473,246)	(463,132)	126,020
Net monetary asset (liability) position at the end of the year	(525,989)	(422,016)	129,212

Monetary result	(52,743)	41,116	3,192

17. TAXES:

Income tax

In accordance with Venezuelan tax regulations, the Company and its subsidiaries are individually taxed on their net income on an historical cost basis plus a tax inflation adjustment on the Company’s non-monetary assets and liabilities, net of shareholders’ equity. This tax inflation adjustment differs from book inflation adjustment, which is non-taxable.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used may be carried forward for three years. As of December 31, 2003, CANTV does not have any carryforward tax credits. Movilnet and CANTV.Net, however, have the following investment tax credit carryforwards available:

	Origin	Bs.	Carried forward until
Movilnet	2002	10,585	2005
	2003	2,615	2006

		13,200

CANTV.Net	2002	724	2005
	2003	398	2006

		1,122

The Income Tax Law allows fiscal losses and corporate asset alternative minimum tax to be carried forward and recovered over three years. For fiscal years after December 31, 2000, tax credits for fiscal losses arising from tax inflation adjustment are permitted to be carried forward one year. As of December 31, 2003, CANTV and subsidiaries did not have any carryforward tax losses.

Reconciliation between income tax expense included in the consolidated statements of operations and the expense resulting from the application of the statutory tax rate to the income before income taxes, is as follows:

	2001	2002	2003
Income before income taxes	210,406	115,640	65,888
Statutory income tax rate	34%	34%	34%

Theoretic tax expense	71,538	39,318	22,402
Non-taxable book inflation adjustment	292,309	165,837	236,475
Utilization of investment tax credits	(61,882)	(49,780)	(40,355)
Tax inflation adjustment	(204,384)	(157,056)	(189,434)
Other non-taxable and non-deductible items, net	(25,837)	31,522	6,504

Income tax expense	71,744	29,841	35,592

As of December 31, 2003, Other non-taxable and non-deductible items, net include Bs 38,799 as a non-deductible item from the loss generated from the sale of US dollar denominated bonds (see note 22 - Exchange control).

As of December 31, 2003, the net amount of temporary differences that could be reversed and generate deductible expenses in the future is approximately Bs. 252,785. The main temporary differences are generated by pension provisions which will be deductible once effectively paid, and provisions for uncollectible accounts and inventories obsolescence, which will be deductible once losses are realized.

On December 28, 2001, Law No. 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette No. 5,566. The most significant changes are as follows:

a.	Imputation of foreign losses to domestic income or losses will not be admitted.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

b.	The dividend tax regulations established book income to be approved by the Shareholders’ Assembly on the basis of the consolidated financial statements prepared in conformity with VenGAAP as the legal source of dividends.

c.	The implementation of a 1% tax advance that shall be paid on dividends declared per share. The tax advance will be calculated on the total value of the dividend declared.

d.	Elimination of the standard providing rejection of expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding regime.

e.	New standards were applied to the tax inflation regime adjustment, and certain existing standards were modified.

On September 24, 2003, Decree No. 2507 of the Income Tax Law Regulations was published in the Extraordinary Official Gazette No. 5662, superseding Decree No. 2940 dated May 13, 1993. This regulation is based on the current Income Tax Law.

Corporate assets minimum tax

Corporate assets minimum tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The corporate asset minimum tax law permits the carryforward of any corporate asset minimum taxes paid as an income tax credit for the following three years.

Under this regulation, CANTV and its subsidiaries assessed this tax together with the income tax and determined that the Company did not incur any minimum assets tax for the year ended December 31, 2003. However, CANTV.Net, its wholly-owned subsidiary, had Bs 358 of corporate asset alternative minimum tax in 2002 which can be carried forward through 2005.

Value Added Tax (VAT)

In May 1999, the Venezuelan government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law and until August 2002 was set at 14.5% and from September 2002 the applicable rate was 16%. This Law also introduced, effective December 2002, an additional 10% tax rate on defined luxury goods and services.

Bank debit tax

In March 2002, the Venezuelan Government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions exceeding Bs 473,600 (in nominal Bs). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004, to December 31, 2004. During the years ended December 31, 2002 and 2003, CANTV and its subsidiaries incurred a bank debit tax expense of approximately Bs 12,838 million and Bs 27,012 million, respectively.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18. TRANSACTIONS WITH RELATED PARTIES:

In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 8 - Accounts receivable from Venezuelan Government entities).

Transactions with shareholders’ affiliates include purchase of inventories, supplies, plant and equipment, technical and administrative services and net revenues related to settlement of international telephone traffic with affiliates of Verizon. Amounts for these transactions for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Purchase of inventories, supplies, plant and equipment from shareholders’ affiliates	17,651	18,741	11,442

Technical and administrative services expenses	19,582	52,999	30,623

Net revenues related to the settlement of international telephone traffic with affiliates	16,465	3,108	2,071

Transactions for technical and administrative services are related to consulting in technology developments, strategic planning and analysis, training and personal services, among others.

As of December 31, 2002 and 2003, the Company has recorded payables to Verizon for Bs 9,120 and Bs 28,115, respectively. These balances are included in accounts payable and do not bear interest.

19. COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a. Capital expenditures

Payment commitments of the Company as of December 31, 2003, related to capital expenditures, are approximately US$54.0 million.

b. Operating leases

The Company leases equipment and real estate properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. For the year ended December 31, 2003, lease commitments for real estate properties and equipments were Bs 25,568.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

c. Litigation

The Company is involved in a number of legal and administrative proceedings, including:

In May 2000 and December 1999, SENIAT, the Venezuelan tax authority, notified CANTV and Movilnet concerning the imposition of tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, expressed in nominal bolivars. These assessments were primarily related to the rejection of investment tax credits taken by CANTV in fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to the investment tax credits claiming that telecommunications activity is not a qualified industrial activity entitled to an investment tax credit. This question is currently under judicial review, and in the opinion of management and its legal counsel, there is a high probability that a favorable decision will be obtained. In addition, management notes that, in the past, the tax court reviewing the validity of the investment tax credits has upheld similar treatment of investment tax credits by another telecommunications company. However, the latter decision was appealed by SENIAT, and a final decision is still pending.

In June 2002, Caveguías was subject to a tax review by SENIAT in connection with a tax assessment of approximately Bs. 44,312 million, expressed in nominal bolivars. This review was performed on tax returns for fiscal years ended December 31, 1996, 1997, 1998 and 1999. The tax authority objected to the deferral of revenues related to the sale of advertising space. This review was appealed by the Company. In the opinion of management and its legal counsel, there is a high probability of a favorable decision.

In June 2003, a commercial party introduced a request for arbitration, claiming breach of contract and monetary damages of Bs. 20,399 million against Movilnet. In January 2004, arbitration proceedings were commenced and remain in its initial stage.

In addition, an important number of labor lawsuits and claims have been made against CANTV for Bs. 136,094 million, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation between the parties involved and currently is in the process of resolving former employee claims and lawsuits.

Management and its legal counsel believe that most of these cases will be resolved in the Company’s favor and has recorded adequate provisions to cover this contingent liability.

d. Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Current regulations require that Basic Service Telecommunications Operators be required to install and maintain public telephone equipment equivalent to 3% of their subscriber base.

The guidelines for the November 2000 market opening in Venezuela (see Note 5 - Regulation) include certain quality and service standards that incorporate minimum and maximum targets. These targets are the basis for CONATEL’s quality service regulations applicable to all basic services operators. Such regulations have not yet been approved.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20. TAKEOVER TENDER OFFERING:

On August 29, 2001, AES Corporation (AES) announced a public offering of shares to acquire 43.2% of the shares of CANTV at a price of Bs. 2,547 per Class D share (US$24 per ADS). This public offering was approved by the CNV.

On November 8, 2001, AES announced its withdrawal from the public offering of shares for 43.2% of the outstanding shares of CANTV.

The accompanying consolidated statements of operations for the year 2001 include Bs. 27,196 in other expenses, net related to the costs incurred in the takeover defense actions against AES’ public offering of shares.

21. SEGMENT REPORTING:

The Company’s reportable segments are individual strategic business units offering different telecommunications products and services. Each business requires different technology and marketing strategies and is managed separately. The Company manages its operations in two business segments: wireline and wireless services. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services. Substantially all of the Company’s businesses are conducted in Venezuela.

Segment results for the years ended December 31, 2001, 2002 and 2003, and assets as of December 31, 2001, 2002 and 2003, are as follows:

	2001	2002	2003
Wireline services:
Operating revenues -
Local services	1,068,687	1,000,126	887,933
Domestic long distance	415,488	324,899	251,861

Local and domestic long distance	1,484,175	1,325,025	1,139,794

International long distance	172,029	130,142	98,015
Net settlements	33,013	18,425	11,630

International long distance	205,042	148,567	109,645

Fixed to mobile outgoing calls	949,656	727,406	568,190

Interconnection incoming	76,810	63,499	87,736

Other wireline-related services	475,228	515,068	648,262

Total operating revenues	3,190,911	2,779,565	2,553,627

Intersegment revenues	(159,287)	(210,649)	(267,735)

Operating income (loss)	178,175	14,068	(67,291)

Depreciation and amortization	1,026,046	927,081	903,254

Capital expenditures, net	214,134	231,065	87,513

Assets at the end of the year	7,061,679	6,630,968	6,001,764

Wireless services:
Operating revenues -
Access	64,824	71,080	69,100
Interconnection	342,484	378,260	318,164
Usage	411,490	367,066	350,312
Equipment sales	113,961	177,769	220,596
Other	16,310	14,953	55,567

Total operating revenues	949,069	1,009,128	1,013,739

Intersegment revenues	(291,014)	(283,755)	(230,451)

Operating income	56,568	107,121	176,704

Depreciation and amortization	220,833	155,895	113,645

Capital expenditures, net	64,734	271,022	25,004

Assets at the end of the year	1,682,398	1,870,451	1,835,444

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements as of December 31, 2001, 2002 and 2003 are as follows:

Reconciliation of operating revenues:

	2001	2002	2003
Reportable segments	4,139,980	3,788,693	3,567,366
Other telecommunications-related services	92,707	110,174	122,090
Elimination of intersegment operating revenues	(450,301)	(494,404)	(498,186)

Total operating revenues	3,782,386	3,404,463	3,191,270

Reconciliation of operating income:

	2001	2002	2003
Reportable segments	234,743	121,189	109,413
Other telecommunications-related services	18,400	13,221	8,669
Elimination of intersegment operating income	(2,304)	1,178	2,343

Total operating income	250,839	135,588	120,425

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reconciliation of assets:

	2001	2002	2003
Reportable segments	8,744,077	8,501,419	7,837,208
Elimination of assets	(2,179,161)	(2,355,584)	(2,639,975)
Other telecommunications-related services	530,574	437,377	486,162

Assets at the end of the year	7,095,490	6,583,212	5,683,395

22. EXCHANGE CONTROL

By means of an agreement between the Venezuelan Government and the BCV, published in the Official Gazette No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette No 37,618 dated January 27, 2003.

On February 5, 2003, exchange agreements 1 and 2 were published in the Official Gazette No. 37,625, and on February 7, 2003, exchange agreement 3 was published in the Official Gazette No. 37,627 (collectively, the “Agreements”). The Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Agreements. The Agreements, among other things, establish the following conditions:

a) The BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b) The Comisión de Administración de Divisas (Foreign Currency Administration Commission) (CADIVI) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Agreements;

c) The applicable exchange rates subsequent to the Agreements effective dates were Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and

d) The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency will be halted until the BCV and the Venezuelan Government frame rules to make these transactions.

Additionally, the Venezuelan Presidency issued Decree No. 2,302 on February 5, 2003, as amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Standards for Administration and Control of Foreign Currencies. As provided by this decree, the President of the Republic, in the Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on CADIVI’s opinion and the budget of foreign currencies that are prepared under the application of the exchange agreement. This decree also establishes that the acquisition of foreign currencies are subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documentation and other requisites to be established by CADIVI.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Venezuelan Government has issued decrees and norms which set out requisites, controls and formalities for the authorization of foreign currency acquisition, as well as the general rules for distribution and administration of such foreign currency, which will be distributed to the foreign exchange market.

On April 22, 2003, and on June 18, 2003, Norms No. 25 and No. 34 were published in the Official Gazettes No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003. External debt registered with CADIVI was US$212 million and US$52 million from CANTV and Movilnet, respectively.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the timely acquisition of foreign currency, the Company acquired $74.2 million (nominal value) of Venezuelan National Public Debt Bonds in August 2003. These Bonds were denominated in US dollars and paid in bolivars at the official exchange rate of Bs. 1,600 per US dollar. In September 2003, these bonds were sold at market value, and a loss of Bs. 38,799 was recognized in the results of the Company and included in the consolidated statements of operations as Other expenses, net.

As of December 31, 2003, the Company has requested from CADIVI a total of US$395 million, composed of US$96.5 million for payments of foreign goods and services, US$137.7 million for debt payments (see Note 25 - Subsequent event) and US$160.8 million for converting bolivars to dollars for payment of dividends declared in bolivars in March and December 2003. As of December 31, 2003, CADIVI has approved US$126.9 million of which US$74.9 million has been received.

The Company continues processing the necessary formalities through the consignation of requisites required by CADIVI to apply for additional foreign currency.

23. SUMMARY OF MAIN DIFFERENCES BETWEEN U.S. GAAP AND VENEZUELAN GAAP:

The Company’s consolidated financial statements are prepared in accordance with Venezuelan GAAP, which differs in certain significant respects from U.S. GAAP.

The main differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

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

Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109) requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change is enacted. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Additional disclosures required by SFAS 109 are presented in Note 24 (b) - Additional financial statements disclosures required by U.S. GAAP.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

b. Pension plan

In accordance with the adoption of IAS 19: Employees Benefits for pensions, under Venezuelan GAAP, the transition obligation was recorded with immediate recognition as restated from January 1, 1999. Under U.S. GAAP, the transition obligation is amortized over the remaining service life of employees, which was estimated to be 20 years when SFAS 87 was first adopted in 1993.

Under SFAS 88: “Special termination benefits”, the resulting special termination benefit is determined as the difference between the actuarial present value of the accumulated pension benefits considering the special termination benefits and the Accumulated Benefit Obligation prior to the offer. Under curtailment accounting according to IAS 19, there is no requirement to apply the reduction in Projected Benefit Obligation against any unrecognized net loss. In any case, at the time of the workforce reduction program there was a net gain under the IAS 19 methodology.

c. Capitalized interest

In accordance with Venezuelan GAAP, in its inflation-adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in inflation-adjusted financial statements. The amount capitalized is calculated by applying the composite weighted average interest rates of outstanding borrowings to construction work in progress balances during each applicable period. Capitalized interest is included in property, plant and equipment and depreciated over the lives of the related assets.

d. Investments in Shares

In accordance with Venezuelan GAAP, the Company’s investments in shares are classified as available for sale and measured at their estimated fair value. Under U.S GAAP the investments that are not publicly traded are carried at cost.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

e. Reconciliation of Venezuelan GAAP to U.S. GAAP

The effects on net income and net shareholders’ equity of reconciling CANTV’s audited consolidated financial statements for 2001, 2002 and 2003 to U.S. GAAP is set forth below (in millions of bolivars, except per share data):

	2001	2002	2003
Net income under Venezuelan GAAP	138,358	84,953	29,772
U.S. GAAP adjustments for:
Capitalized interest, net of amortization	10,492	16,428	116
Pension Plan	(14,388)	1,098	(10,009)
Special termination benefits and curtailment	(16,673)	—	—
Deferred income taxes:
Benefit (provision)	(43,007)	45,532	9,071
Loss from net monetary position	(12,558)	(19,323)	(19,002)

Net income under U.S. GAAP	62,224	128,688	9,948

Basic and diluted net income per share under U.S. GAAP	68.76	165.84	12.82

Net income per ADS (based on 7 shares per ADS)	481.32	1,160.88	89.74

Average number of shares outstanding under U.S. GAAP (in millions)	905	776	776

As a result of the difference between U.S. and Venezuelan GAAP described above and a difference in the classification of certain expenses, operating income under U.S. GAAP was Bs. 219,778, Bs. 136,686 and Bs. 110,416, for 2001, 2002 and 2003, respectively.

SFAS 130: “Reporting Comprehensive Income,” requires the reporting and display of comprehensive income and its components. During the years ended December 31, 2001, 2002 and 2003, Comprehensive income under U.S. GAAP would be Bs 65,175, Bs 131,814 and Bs 17,096, respectively, which comprises net income under U.S. GAAP, adjustments to the fair value of available for sale securities and currency translation adjustments for the respective year. As of December 31, 2002 and 2003, Accumulated other comprehensive income under U.S. GAAP would be Bs 68,526 and Bs 75,674, respectively, which comprises adjustments to the fair value of available for sale securities and currency translation adjustments.

	2002	2003
Total shareholders’ equity under Venezuelan GAAP	4,004,134	3,691,680
U.S. GAAP adjustments for:
Capitalized interest, net of amortization	175,411	175,527
Investment in shares	(10,603)	—
Pension Plan and special termination benefits and curtailment	192,654	182,645
Deferred income taxes	85,459	75,528

Total shareholders’ equity under U.S. GAAP	4,447,055	4,125,380

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following represents a reconciliation of shareholders’ equity at December 31, 2002 to December 31, 2003 based on amounts determined in accordance with U.S. GAAP:

Shareholders’ equity under U.S. GAAP at December 31, 2002	4,447,055
Net income under U.S. GAAP	9,948
Dividends declared and paid	(335,658)
Purchase of shares for employees, net	(3,113)
Valuation of available for sales securities	7,148

Shareholders’ equity under U.S. GAAP at December 31, 2003	4,125,380

The above reconciliations include all material differences between Venezuelan GAAP and U.S. GAAP.

24. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP:

a. Disclosures about pensions and other post-retirement benefits

Statement of Financial Accounting Standard No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (SFAS 132) revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other post-retirement benefit plans.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ending December 31, 2002 and 2003, and a statement of funded status as of December 2002 and 2003:

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Reconciliation of Projected Benefit Obligation:

Projected Benefit Obligation at January 1	650,933	612,039	494,252	547,424
Service cost	20,670	19,422	5,838	6,264
Interest cost	38,141	40,861	33,206	36,805
Benefits payments	(60,186)	(51,206)	(34,820)	(33,827)
Actuarial (gain) loss	(37,519)	(177,228)	48,948	(9,985)

Projected Benefit Obligation at December 31	612,039	443,888	547,424	546,681

Reconciliation of fair value of plan assets:

Fair value of plan assets at January 1	190,395	388,163	—	—
Contributions	180,603	113,866	—	—
Benefit payments	(60,186)	(51,206)	—	—
Actual return on plan assets	77,351	2,314	—	—

Fair value of plan assets at December 31	388,163	453,137	—	—

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Funded status:

Funded status at December 31	223,880	(9,249)	547,424	546,681
Unrecognized transition obligation	(4,492)	(2,986)	—	—
Unrecognized prior service cost	71,321	59,817	—	—
Unrecognized actuarial net (loss) gain	(81,012)	77,584	(156,768)	(134,703)

Accrued benefit cost at December 31	209,697	125,166	390,656	411,978

For benefits other than pensions, a one percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Point Increase		1% Point Decrease
	2002	2003	2002	2003
Effect on total of service and interest cost components	3,877	4,419	(3,229)	(3,686)
Effect on post-retirement benefit obligations as of December 31	61,284	60,430	(51,735)	(51,144)

The following table provides the components of net periodic benefit cost for the plans for the years ending December 31, 2002 and 2003:

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Components of net periodic benefit cost:

Service cost	20,670	19,422	5,838	6,264
Interest cost	38,141	40,861	33,206	36,805
Expected return on assets	(14,754)	(23,289)	—	—
Amortization of:
Transition obligation	1,506	1,506	—	—
Prior service cost	(11,502)	(11,502)	—	—
Actuarial net loss	6,547	2,345	7,262	12,074

Net periodic benefit cost	40,608	29,343	46,306	55,143

Percentages by type of investment of the fair value of the pension plan assets are as follows:

	2003	2002
Equity securities	43.5%	—
Debt securities	38.8%	22.0%
Other	17.7%	78.0%

	100.00%	100.00%

Other includes cash, short-term placements, commercial papers and money market accounts. Until 2002, most of the investments were made on these types of instruments in a U.S. dollar denominated trust, except for the bonds received from government entities contributed in bolivars. As of December 31, 2003, there were Bs. 80,000 contributed by the Company included in Other, which will be reallocated to equity and debt securities in early 2004.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Target allocation is established only for holdings in the U.S dollar denominated trust to be 65% in equities and 35% in debt securities. This trust represented approximately 84% of total pension assets as of December 31, 2003.

Estimated future benefit payments expected to be paid in the next five years are detailed as follows:

Year	Pension Benefits	Other Benefits
2004	52,023	46,649
2005	55,798	62,063
2006	60,713	81,961
2007	65,583	112,839
2008	71,898	157,811

	306,015	461,323

CANTV contributions expected to be made during 2004 will be determined at the end of 2004. The assumptions used in the measurement of the Company’s Projected Benefit Obligation are shown in the following table:

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Weighted-average assumptions as of December 31:

Discount rate	7%	7%	7%	7%
Expected return on assets	9%	6%	—	—
Rate of compensation increase	2%	2%	2%	2%

These assumptions represent estimates of real rates of interest, compensation increases and health care costs trend rate increases rather than nominal rates.

b. Income and other taxes

The (benefit) provision for income taxes for the years ended December 31, 2001, 2002 and 2003 in accordance with SFAS 109 is as follows:

	2001	2002	2003
Current	71,744	29,841	35,592
Deferred	43,007	(45,532)	(9,071)

	114,751	(15,691)	26,521

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of deferred income tax liabilities (assets) as of December 31, 2002 and 2003 are as follows:

	2002	2003
Current deferred income taxes:
Allowance for doubtful accounts	(24,272)	(23,924)
Concession tax	(23,484)	(16,676)
Amounts payable to shareholders	(2,534)	(1,319)
Early retirement program	(1,296)	(249)
Pension and other post-retirement benefit obligations	(28,911)	(33,548)
Accounts not deductible until paid	(26,319)	(14,204)
Investment tax credits	(33,569)	(14,980)
Other (not individually significant)	(16,900)	(19,738)

Total	(157,285)	(124,639)
Non-current deferred income taxes:
Capitalized labor, interest and related overhead	247,034	198,184
Pension obligations	(53,886)	(24,868)
Post-retirement benefit obligations	(121,322)	(124,205)

Total	71,826	49,111

Total deferred tax asset	(85,459)	(75,528)

Total income taxes are different than the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

	2001	%	2002	%	2003	%
Income before income taxes	176,975		112,997		36,469
Statutory income tax rate	34%		34%		34%

Tax provision at statutory income tax rate	60,172	34.0	38,419	34.0	12,399	34.0
Non-taxable book inflation adjustment	294,510	166.4	161,496	142.9	246,226	675.2
Investment tax credits	(33,718)	(19.1)	(45,635)	(40.4)	(29,456)	(80.8)
Tax inflation adjustment	(204,384)	(115.5)	(157,056)	(139.0)	(189,434)	(519.4)
Valuation allowance	—	—	(8,488)	(7.5)	—	—
Other non-taxable and non-deductible items, net	(1,829)	(1.0)	(4,427)	(3.9)	(13,214)	(36.2)

	114,751	64.8	(15,691)	(13.9)	26,521	72.8

As of December 31, 2003, Other non-taxable and non-deductible items, net include a non-deductible item from the loss generated from the sale of US dollar denominated bonds (see note 22 - Exchange control).

The Company accounts for investment tax credits in a flow-through method which reduces the provision for income tax in the year in which the credit first becomes available, subject to evaluation allowance for the investment tax credit not anticipated to be recovered.

c. New accounting pronouncements adopted during 2002 and 2003

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company has no current plan to change the fair value-based method of accounting for stock-based compensation under SFAS 123 and does not therefore intend to apply the transition provisions of SFAS 148.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133, “Implementation Issues” that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. SFAS 149 should be applied prospectively. Adoption of this Statement did not have a material impact on the Company’s results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 modifies the accounting for certain financial instruments that issuers could, under previous guidance, account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position and affects an issuer’s accounting for (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, (2) Instruments, other than outstanding shares, that do or may require the issuer to, buy back some of its shares in exchange for cash or other assets or (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this statement did not have a material impact on the company’s results of operations and financial position.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting was effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures. Adoption of this interpretation did not have a material impact on the Company’s results of operations and financial position. As of December 31, 2003, the Company has granted guarantees to private and Government entities to guarantee certain agreements’ compliance on services to be rendered by the Company. The total amount of guarantees is approximately U.S.$9,081 with maturity dates between 2004 and 2005.

In January 2003, the FASB issued FASB Interpretation N° 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

In December 2003, the FASB issued a revision of FIN 46 (“FIN 46-R”), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R on February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 1, 2003, FIN 46-R was deferred to 2004. The partial adoption of FIN 46-R on February 1, 2003 did not have a material impact on the Company’s results of operation and financial position. In addition, the Company does not expect that the full adoption of FIN 46-R will have a significant impact on the Company’s results of operation and financial condition.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. SUBSEQUENT EVENTS:

a) Approval of foreign currency

On January 26, 2004, CANTV received approval from CADIVI to acquire foreign currency for debt payments totaling US$119.2 million, which represents a 100% approval of the amount requested in 2003 for this obligation.

The amount approved allows the repayment of US$104.6 million related to Guaranteed Notes and related interests. In addition, US$6.7 million will be used to pay debt denominated in Japanese - Yen.

The Company also received approval in the amount of US$7.9 million for the payment of interest on its loan of US$25 million with the International Finance Corporation maturing in 2005.

On February 19, 2004, CADIVI approved US$113.9 million for converting bolivars to dollars for payments of dividends declared in December 2003.

b) Exchange rate modification

On February 6, 2004, the Finance Ministry, together with the BCV, modified the exchange rate set out under Agreement No. 2 dated February 5, 2003, and established the new exchange rate effective as of that date at Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for sale. This modification in the official exchange rate generates for CANTV and its subsidiaries an increase of its net liabilities and an exchange loss, net of approximately Bs 6,057, which will be included in 2004 results.

SCHEDULE II

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS (UNAUDITED)

For The Years Ended December 31, 2001, 2002 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003)

Description	Balance at Beginning of year	Charge to cost and expenses	Deductions	Monetary loss	Balance at end of year
Year ended December 31, 2001
Allowance for doubtful accounts (deducted from accounts receivable)	120,092	109,724	(128,091)	(12,653)	89,072
Allowance for obsolescence (deducted from inventory)	17,325	23,085	(11,950)		28,460
Year ended December 31, 2002
Allowance for doubtful accounts (deducted from accounts receivable)	89,072	88,354	(74,999)	(22,106)	80,321
Allowance for obsolescence (deducted from inventory)	28,460	44,148	(31,111)		41,497
Year ended December 31, 2003
Allowance for doubtful accounts (deducted from accounts receivable)	80,321	87,685	(64,911)	(19,771)	83,324
Allowance for obsolescence (deducted from inventory)	41,497	8,698	(27,258)		22,937