Form 20-F
period 2004-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2005-06-30
CIK 1025862

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Class A Shares	251,178,710	Class C Shares	55,883,892
Class B Shares	51,900,000	Class D Shares	428,178,247

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

(i)

INTRODUCTION

As used in this Form 20-F, unless the content otherwise requires, the “Company” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and its consolidated subsidiaries, and “CANTV” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “bolivars” or “Bs.” are to Venezuelan “bolívares”, the legal tender currency of the Bolivarian Republic of Venezuela (“Venezuela”). References to access “lines in service” are to lines billed. References to “minutes of use” are to billed or unbundled minutes of use excluding free minutes offered under certain calling plans, unless otherwise indicated.

The Company prepares its financial statements in constant bolivars and in conformity with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”). Venezuelan GAAP differs in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Notes 25 and 26 to the Audited Consolidated Financial Statements of the Company as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (the “Audited Financial Statements”) also included in this Form 20-F for a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under Venezuelan GAAP for the years ended December 31, 2002, 2003 and 2004 and total shareholders’ equity as of December 31, 2003 and 2004.

The Venezuelan GAAP financial information of the Company for the years 2000 and 2001 presented herein were restated in 2002 to reflect the retroactive adoption of International Accounting Standard No. 19, “Employee Benefits” (“IAS 19”). The Venezuelan GAAP and U.S. GAAP financial information of the Company for the year 2001 presented herein were restated in 2002 to reflect an adjustment to revenues in respect of airtime credits granted to wireless customers in 2002. In addition, in 2002 the Company restated the Venezuelan GAAP financial information for all years prior to 2002 presented herein to reflect the change in accounting treatment of shares held in trust for distribution in the form of awards to employees. All of these restatements were previously reported in the Form 20-F for the fiscal year ended December 31, 2002.

Pursuant to Venezuelan GAAP, financial data regarding the Company have been adjusted to reflect the effects of inflation using the Índice General de Precios al Consumidor del Área Metropolitana de Caracas (Index of Consumer Prices of the Caracas Metropolitan Area) (the “Consumer Price Index” or “CPI”) published by the Banco Central de Venezuela (the “Central Bank of Venezuela” or “BCV”). See Note 4(c) to the Audited Financial Statements. Unless otherwise specified, financial data regarding the Company are presented in this Form 20-F in constant bolivars as of December 31, 2004. Although the restatement of nominal bolivar amounts into constant bolivar amounts lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this Form 20-F to amounts in “nominal” bolivars or “historical” bolivars are to bolivars that have not been adjusted for inflation. As indicated in this Form 20-F, the rates the Company charges for certain telephone services are subject to regulation including adjustments to reflect expected inflation using the Índice de Precios al Mayor (the “Wholesale Price Index” or “WPI”) published by the Central Bank of Venezuela and the expected devaluation of the bolivar against the U.S. dollar.

In December 2004, the Company changed the way it presents the commissions paid to authorized agents and other incentives provided including online activations and commissions paid to card distributors as a reduction in the revenues in the corresponding caption in the statement of operations. During 2003, and in prior periods, these commissions were presented as operations, repairs, maintenance, and administrative expenses. This change was made in response to current industry practices for the recognition of cash incentives. Financial statements from 2000 through 2003 have been reclassified for comparison purposes.

For the convenience of the reader, this Form 20-F contains translations of certain constant bolivar amounts into U.S. dollars at the average daily exchange rate announced by the Central Bank of Venezuela (the “Daily Exchange Rate”) on December 31, 2004 (unless otherwise specified), which was Bs. 1,920.00 = U.S.$1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into U.S. dollars or bolivars, as the case may be, at such rate or at any other rate. The translation of amounts expressed in nominal or constant bolivars as of a specified date by the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating nominal or constant bolivars as of another specified date.

On January 21, 2003, the Government of Venezuela (the “Government”) suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading. Pursuant to the new exchange controls regime, the official selling exchange rate was fixed at Bs. 1,600 per U.S.$1. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,920 per U.S.$1. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,150 per U.S.$1, which may be subject to further revision and adjustment by the Central Bank of Venezuela. There exists since the implementation of the exchange control regime a parallel market in which the exchange rate of bolivars per U.S. dollar has ranged from approximately Bs. 1,800 in February 2003 to the current rate of approximately Bs. 2,600, and has also reached up to Bs. 3,500 in March 2004. See Item 3. “Key Information — Risk Factors — Exchange Controls and Currency Devaluation” and Item 10. “Additional Information — Exchange Controls.”

Operational data regarding the Company contained in this Form 20-F are presented as of December 31, 2004, unless otherwise stated.

Neither the Government nor private independent sources publish definitive data regarding the telecommunications market in Venezuela. However, certain Government entities have published statistics on wireless service competitors, which the Company has used in computing estimated market share data relating to such competitors. Additional data, including population data, were obtained from third-party sources. The management of the Company believes that estimates based on this data, to the extent they are contained in this Form 20-F, are reliable but it has not confirmed this data with independent sources.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following table presents selected financial information for each of the years in the five-year period ended December 31, 2004 and should be read in conjunction with and is qualified in its entirety by reference to the Audited Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F. The Company’s Audited Financial Statements have been prepared in accordance with Venezuelan GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant bolivars as of December 31, 2004. See Item 5. “Operating and Financial Review and Prospects — Introduction” and Note 4(c) to the Audited Financial Statements for a discussion of the methodology used to prepare the constant bolivar financial statements. Notes 25 and 26 to the Audited Financial Statements provide a description of the principal differences between Venezuelan GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2002, 2003 and 2004 and total shareholders’ equity as of December 31, 2003 and 2004.

	Year Ended December 31,
	2000 (1)(2)(3)(6)		2001 (1)(3)(4)(5)(6)		2002 (1)(3)(6)		2003 (1)(3)		2004 (1)(3)		2004 (7)
	(in millions, except per share and per ADS data)
Income Statement Data:
Venezuelan GAAP: (6)
Wireline services	Bs.	3,939,803	Bs.	3,580,828	Bs.	3,049,880	Bs.	2,722,853	Bs.	2,707,277	U.S.$	1,410
Wireless services		604,300		715,089		782,536		879,988		1,257,145		655
Other telecommunications-related services(5)		103,068		110,493		131,312		145,514		142,201		74

Total operating revenues		4,647,171		4,406,410		3,963,728		3,748,355		4,106,623		2,139
Operating expenses		(4,607,669)		(4,107,448)		(3,802,129)		(3,604,828)		(3,748,541)		(1,952)

Operating income		39,502		298,962		161,599		143,527		358,082		187
Other (expenses) income, net		(78,862)		(48,190)		(23,776)		(64,998)		41,591		21

(Loss) income before income taxes, cumulative effect of accounting change, net of tax and minority interest		(39,360)		250,772		137,823		78,529		399,673		208
Income tax provision		(79,059)		(85,508)		(35,566)		(42,420)		(91,193)		(47)

(Loss) income before cumulative effect of accounting change, net of tax and minority interest		(118,419)		165,264		102,257		36,109		308,480		161
Cumulative effect of accounting change, net of tax		(90,417)		—		—		—		—		—
Minority interest (8)		286		(362)		(1,008)		(625)		(1,796)		(1)

Net (loss) income	Bs.	(208,550)	Bs.	164,902	Bs.	101,249	Bs.	35,484	Bs.	306,684	U.S.$	160

(Loss) earnings per share before cumulative effect of accounting change, net of tax and minority interest		(126)		183		132		47		398		0.21
(Loss) earnings per ADS before cumulative effect of accounting change, net of tax and minority interest		(879)		1,278		922		326		2,783		1.45
(Loss) earnings per share		(221)		182		130		46		395		0.21
(Loss) earnings per ADS		(1,548)		1,275		913		320		2,766		1.44
Basic and diluted (loss) earnings per share (9)		(221)		182		130		46		395		0.21
Basic and diluted (loss) earnings per ADS (9)		(1,548)		1,275		913		320		2,766		1.44
Cash dividends declared per share (10)		147		138		289		85		550		0.29
Cash dividends declared per ADS (10)		1,032		963		2,025		592		3,850		2.01
Extraordinary cash dividends declared per share (10)		—		1,050		250		417		120		0.06
Extraordinary cash dividends declared per ADS (10)		—		7,352		1,749		2,920		840		0.44
Average shares outstanding (11)		943		905		776		776		776		776

	Year Ended December 31,
	2000 (1)(2)(3)(6)		2001 (1)(3)(4)(5)(6)		2002 (1)(3)(6)		2003 (1)(3)		2004 (1)(3)		2004 (7)
	(in millions, except per share and per ADS data)
U.S. GAAP:
Total operating revenues	Bs.	4,647,171	Bs.	4,406,410	Bs.	3,963,728	Bs.	3,748,355	Bs.	4,106,623	U.S.$	2,139
Operating income		46,707		261,942		157,967		119,945		356,549		186
Net (loss) income		(58,526)		74,162		153,375		11,856		326,570		149
Net (loss) income per share		(62)		82		198		15		421		0.19
Net (loss) income per ADS		(434)		574		1,384		107		2,946		1.34
Cash dividends declared per share (10)		147		138		289		85		550		0.29
Cash dividends declared per ADS (10)		1,032		963		2,025		592		3,850		2.03
Extraordinary cash dividends declared per share (10)		—		1,050		250		417		120		0.06
Extraordinary cash dividends declared per ADS (10)		—		7,352		1,749		2,920		840		0.42
Average shares outstanding (11)		943		905		776		776		776		776

(1)	Bolivar amounts are in constant bolivars as of December 31, 2004.
(2)	Year 2000 data includes a workforce reduction charge of Bs. 246.2 billion or approximately U.S.$128 million related to a workforce reduction program. See Item 6. “Directors, Senior Management and Employees — Employees.”
(3)	In December 2004, the Company changed its accounting policy for recording the commissions paid to authorized agents and other incentives provided including online activations and commissions paid to card distributors as a reduction in revenues in the corresponding caption in the statement of operations. During 2003, and in prior periods, these commissions were presented as operations, repairs, maintenance, and administrative expenses. This change was made in response to current industry practices for the recognition of cash incentives. Financial statements from 2000 through 2003 have been reclassified for comparison purposes by Bs. 100.0 billion in 2000, Bs. 101.6 billion in 2001, Bs. 93.9 billion in 2002 and Bs. 55.2 billion in 2003.
(4)	In 2001, the Company recorded a one-time charge of Bs. 51.8 billion (approximately U.S.$27 million) in Venezuelan GAAP, and Bs. 71.7 billion (approximately U.S.$37 million) in U.S. GAAP, for special termination benefits, related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. See Item 6. “ Directors, Senior Management and Employees — Employees.”
(5)	Consolidated financial statements as of December 31, 2001, were restated in 2002 in order to reflect an accounting change related to a promotion for cellular subscribers, which resulted in a net reduction to revenues, operating income and net income of Bs. 29.4 billion.
(6)	Venezuelan GAAP financial information was restated in 2002 to reflect the adoption of IAS 19 retroactively from 2001 to 2000. Venezuelan GAAP and U.S. GAAP financial information for 2001 was restated to reflect the change in accounting treatment adopted for the promotion for cellular subscribers in 2002. These restatements resulted in changes to reported operating expenses; operating income; other expenses, net; and net income. The Venezuelan GAAP financial information for 2000 and 2001 presented herein has also been restated to reflect a change in accounting for shares held in trust to be distributed in the form of awards to workers. These shares are treated as a reduction in shareholders’ equity and the trust that held such shares has been consolidated with the Company. All of these restatements were previously reported in the Form 20-F for the fiscal year ended December 31, 2002.
(7)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,920.00 = U.S.$1.00, the official Daily Exchange Rate on December 31, 2004. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all. See “— Exchange Rates.”
(8)	Minority interest represents a reduction to earnings to reflect the portion of equity income (loss) in consolidated subsidiaries that is not owned by the Company. CANTV owns 80% of C.A. Venezolana de Guías (Caveguías), and owned 51% of Altair C.A. (Altair) until May 2002, when it acquired the remaining 49%. Effective December 31, 2003, Altair was dissolved and its assets and liabilities were transferred to CANTV.
(9)	During the periods presented, there were no common stock equivalents having a dilutive effect.
(10)	In 2000, ordinary cash dividends declared per share and per ADS at the dividend declaration date were Bs. 60 and Bs. 420, respectively, or U.S.$0.09 and U.S.$0.63, respectively. This dividend was paid on April 28, 2000. On March 27, 2001, the Company declared an ordinary cash dividend of Bs. 63 per share and Bs. 441 per ADS, or U.S.$0.09 per share and U.S.$0.62 per ADS. This dividend was paid on April 6, 2001. On October 24, 2001, the Company declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS payable in two installments. The first payment of Bs. 284 per share and Bs. 1,988 per ADS equivalent to U.S.$0.38 per share and U.S.$2.66 per ADS, respectively, was made on December 10, 2001. The second payment of Bs. 236 per share and Bs. 1,652 per ADS equivalent to U.S.$0.26 per share and U.S.$1.82 per ADS, respectively, was made on March 18, 2002. On March 22, 2002, the Company declared an ordinary cash dividend of Bs. 41.60 per share and Bs. 291.20 per ADS, equivalent to U.S.$0.03 per share and U.S.$0.21 per ADS. This dividend was paid on June 6, 2002. On December 10, 2002, the Company declared an extraordinary dividend of Bs. 165 per share and Bs. 1,155 per ADS equivalent to U.S.$0.12 per share and U.S.$0.84 per ADS. The Company also declared the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share and Bs. 980 per ADS equivalent to U.S.$0.10 per share and U.S.$0.70 per ADS. On March 28, 2003, the Company declared an ordinary cash dividend of Bs. 71 per share and Bs. 497 per ADS, equivalent to U.S.$0.04 per share and U.S.$0.28 per ADS. This dividend was paid on April 23, 2003. On December 2, 2003, the Company declared an extraordinary dividend of Bs. 350 per share and Bs. 2,450 per ADS equivalent to U.S.$0.22 per share and U.S.$1.54 per ADS. This dividend was paid on December 19, 2003. On March 31, 2004, the Company declared an ordinary cash dividend of Bs. 550 per share and Bs. 3,850 per ADS, equivalent to U.S.$0.29 per share and U.S.$2.01 per ADS. This dividend was paid on April 16, 2004. On December 7, 2004, the Company declared an extraordinary dividend of Bs. 120 per share and Bs. 840 per ADS equivalent to U.S.$0.06 per share and U.S.$0.44 per ADS. This dividend was paid on December 22, 2004. Dividend information in bolivars is expressed in nominal values at the date the dividend was declared. Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date. See “— Risk Factors — Exchange Controls and Currency Devaluation” and Item 10. “Additional Information — Exchange Controls.”

(11)	The average shares outstanding do not include shares held by the Company for distribution to employees in the form of awards. The reduction in average shares outstanding for 2001 was due to repurchased shares.

	As of December 31,
	2000 (1)(2)		2001 (1)(2)		2002 (1)		2003 (1)		2004 (1)		2004 (3)
	(in millions, except per share and per ADS data)
Balance Sheet Data:
Venezuelan GAAP: (2)
Working capital	Bs.	660,878	Bs.	(288,013)	Bs.	45,535	Bs.	325,447	Bs.	395,830	U.S.$	206
Property, plant and equipment, net		7,211,734		6,163,879		5,452,123		4,455,547		4,073,704		2,122
Total assets		10,279,526		8,456,756		7,846,197		6,855,677		6,609,671		3,443
Total indebtedness		885,614		717,883		613,142		457,842		262,442		137
Capital stock, net of treasury stock		2,933,047		2,484,056		2,564,026		2,564,026		2,564,026		1,335
Total shareholders’ equity (4)		6,739,815		5,083,756		4,772,324		4,399,924		4,124,920		2,148

U.S. GAAP:
Property, plant and equipment, net	Bs.	7,388,711	Bs.	6,353,359	Bs.	5,661,187	Bs.	4,664,749	Bs.	4,280,034	U.S.$	2,675
Capital stock, net of treasury stock		2,933,047		2,484,056		2,564,026		2,564,026		2,564,026		1,335
Total assets		10,518,690		8,716,854		8,157,115		7,154,897		6,919,346		4,325
Total shareholders’ equity (4)		7,318,958		5,572,162		5,300,220		4,916,829		4,661,711		2,484

(1)	Bolivar amounts are in constant bolivars as of December 31, 2004.
(2)	Venezuelan GAAP financial information was restated in 2002 to reflect the adoption of IAS 19 retroactively from 2001 to 2000. Venezuelan GAAP and U.S. GAAP financial information for 2001 was restated in 2002 to reflect the change in accounting treatment adopted for the promotion for wireless subscribers in 2002. These restatements resulted in changes to reported operating expenses; operating income; other expenses, net; net income; total assets and capital stock, net of treasury stock. The Venezuelan GAAP financial information for all years presented herein prior to 2002 were restated in 2002 to reflect a change in accounting for shares held in trust to be distributed in the form of awards to employees. These shares are treated as a reduction to shareholders’ equity and the trust that held them has been consolidated with the Company.
(3)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,920.00 = U.S.$1.00, the official Daily Exchange Rate on December 31, 2004. Such translations should not be construed as representations, that the bolivar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See “— Exchange Rates.”
(4)	Shareholders’ equity and net assets are interchangeable. The reduction in total shareholders’ equity for 2001 was primarily due to repurchased shares of Bs. 894.5 billion.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Inflation and Devaluation Data:
Increase in Consumer Price Index	13.4%	12.3%	31.2%	27.1%	19.2%
Increase in Wholesale Price Index	12.0%	11.6%	53.5%	48.9%	22.4%
Rate of bolivar devaluation	7.8%	8.3%	85.1%	14.0%	20.0%

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding as of December 31, 2000, 2001, 2002, 2003 and 2004 under Venezuelan GAAP were 942,903,329, 905,150,957, 776,201,812, 775,997,457 and 776,240,474, respectively. Shares held in trust for distribution to employees in the form of awards have been deducted from shareholders’ equity, and are not included in the calculation of average shares outstanding.

Exchange Rates

The following table sets forth the high, low, average and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as bolivars per U.S. dollar concerning bolivar/U.S. dollar exchange rates for the years 2000, 2001, 2002, 2003 and 2004, each of the last three months of 2004 and each of the first six months of 2005 (through June 29):

Year Ended December 31,	High (1)	Low (1)	Average (2)	End of Year (3)
2000	700.50	655.75	682.41	700.50
2001	758.00	701.25	726.55	758.00
2002	1,473.00	766.20	1,200.00	1,390.50
2003	1,923.50	1,600.00	1,626.96	1,600.00
2004	1,920.00	1,600.00	1,865.47	1,915.20

Monthly	High (4)	Low (4)	Average (5)	End of Month (6)
Year 2004
October	1,920.00	1,915.20	1,918.08	1,915.20
November	1,915.20	1,915.20	1,915.20	1,915.20
December	1,915.20	1,915.20	1,915.20	1,915.20

Year 2005
January	1,915.20	1,915.20	1,915.20	1,915.20
February	1,915.20	1,915.20	1,915.20	1,915.20
March	2,144.60	1,915.20	2,124.65	2,144.60
April	2,144.60	2,144.60	2,144.60	2,144.60
May	2,144.60	2,144.60	2,144.60	2,144.60
June (7)	2,144.60	2,144.60	2,144.60	2,144.60

(1)	The highest and lowest of the Noon Buying Rates for the bolivar per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through June 29, 2005.

On June 29, 2005, the Noon Buying Rate was Bs. 2,144.60 = U.S.$1.00 (equivalent to Bs. 1.00 = U.S.$0.00047).

The Company’s financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading and established an official exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela. The new rules restrict the access of companies and individuals to foreign currency. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,915.20 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,920 per U.S. dollar sold by the Central Bank of Venezuela. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision and adjustment by the Central Bank of Venezuela. As of June 29, 2005, foreign exchange activities have not been fully normalized and approval requests for foreign currency exchange continue to be limited. There exists since the implementation of the exchange control regime a parallel market in which the exchange rate of bolivars per U.S. dollar has ranged from approximately Bs. 1,800 in February 2003 to the current rate of approximately Bs. 2,600, and has also reached up to Bs. 3,500 in March 2004. See “Risk Factors — Exchange Controls and Currency Devaluation” and Item 10. “Additional Information — Exchange Controls.”

For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates as well as exchange controls on the Company, its financial condition and results of operations and on the market price, liquidity of, and return on investment on the American Depository Shares (the “ADSs”) and the Class D Shares, see Item 5. “Operating and Financial Review and Prospects.”

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to Venezuela

Venezuelan Political Risk

Political Review

All of the Company’s businesses are conducted in Venezuela. The Company’s operational and financial results have been, and are expected to continue to be, generally affected by economic variables such as growth, inflation, exchange rates, exchange controls, interest rates, taxation, price controls and political factors such as changes in Venezuela’s Government, leadership and economic policy.

Venezuela has had democratically elected governments since 1958. However, in 1992 there were coup attempts to overthrow the Government which were quickly suppressed by military and civil forces. In May 1993, the Venezuelan Senate voted to authorize impeachment proceedings against then-President Carlos Andrés Pérez. The current President, Hugo Chávez Frías, who led one of the 1992 coup attempts, was democratically elected in December 1998 and took office in February 1999. Beginning in December 2001, Venezuela experienced intense political and social instability incited by groups opposing and supporting the government of President Chávez. In April 2002, after growing protests, President Chávez was overthrown but was subsequently reinstated after three days on April 14, 2002.

In the months following the reinstatement of President Chávez there was an escalation in public protests by the opposition against the Government that led to a nationwide general strike that began in December 2002 and lasted until January 2003. The strike’s goal was to force President Chávez to either step down or to agree to early elections. Although the opposition was unsuccessful in their efforts, they subsequently organized a signature drive requesting a recall referendum on the rule of President Chávez. On June 8, 2004, the Consejo Nacional Electoral (“CNE”) (National Electoral Council) confirmed that the opposition had gathered a sufficient number of signatures to demand a recall referendum of President Chávez and, on August 15, 2004, Venezuelan citizens voted on the recall referendum. Approximately 59% of the voters voted against recalling President Chávez.

April 1999 Enabling Law

In April 1999, in accordance with Article 190 of the Constitution, President Chávez requested the Congreso Nacional (National Congress) to pass a special law, referred to as the 1999 Enabling Law, which granted him the power during 1999 to issue law-decrees without the need for any further approval by the National Congress. Under the 1999 Enabling Law, the President was authorized to issue law-decrees relating to national public administration, public finance, taxation and social security.

The 1999 Constitution

Since taking office, the government of President Chávez has implemented significant political changes. The Chávez administration convened the Asamblea Nacional Constituyente (National Constituent Assembly) for the purpose of enacting a new Venezuelan Constitution, which became effective on December 30, 1999. Under the new Constitution, a unicameral national legislature, the National Assembly (formerly the National Congress) was created and assumed legislative functions. The 1999 Constitution, among other things: expanded the role of the Government with respect to social security, health care and education; introduced important advances in human rights; created the Civic and Electoral branches of the Government (in addition to the Executive, Legislative and Judicial Branches); created the office of the Executive Vice President; allowed active military officers to vote; and prohibited the privatization of Petróleos de Venezuela, S.A (“PDVSA”), the state-owned petroleum company.

2000 Elections

On July 30, 2000, under the new Constitution, President Chávez was re-elected for a six-year period, and his political party, Movimiento Quinta República (“MVR”) (the Fifth Republic Movement), won 77 of 165 seats in the National Assembly. President Chávez’s government has relied heavily on his strong ties with the Venezuelan armed forces. Military personnel have been appointed to traditionally non-military roles, including the presidencies of some of the major state-owned corporations, most notably PDVSA, CITGO (Petroleum Corporation) and Corporación Venezolana de Guayana (“CVG”). In August 2000, President Chávez announced plans for economic reform, designed to promote private investment and economic growth, which had a moderate positive impact on the economy.

November 2000 Enabling Law

On November 13, 2000, at President Chávez’s request, the National Assembly enacted a new enabling law. The 2000 Enabling Law authorized the President to issue law-decrees for a one-year period in the areas of banking, agriculture, hydrocarbons, personal security, the conversion of Fondo de Inversiones de Venezuela (“FIV”) into Banco de Desarrollo Económico y Social de Venezuela (“BANDES”), and the organization and operation of the executive branch, among others. During the course of 2001, the Government enacted 49 laws, the most important of which were: the Hydrocarbons Law, Lands and Agricultural Development Law, and General Law of Banks and Other Financial Institutions Law.

Controversy surrounding some of the 49 new law-decrees led to protests by the Federación Venezolana de Cámaras y Asociaciones de Comercio y Producción (“Fedecámaras”), the leading federation of trade and industry organizations and the Confederación de Trabajadores de Venezuela (“CTV”), the largest labor union organization, as well as other business and labor organizations. Fedecámaras criticized, first, that the enactment did not satisfy the consultative requirements of the Organic Law of Public Administration and the 1999 Constitution; and second, Fedecámaras denounced the decrees’ strong State-interventionist orientation. These laws were considered by critics to adversely affect private and foreign investment as well as property rights. This was a key factor in the public protests, street demonstrations and rallies that followed in late 2001 and early 2002.

December 2001 Work Stoppage

On December 10, 2001, Fedecámaras organized a one-day national strike that received the support of certain of Venezuela’s key business sectors (banking, commerce and industry) and halted all commercial activity. Discontent and dissidence against the Government reflected not only dissatisfaction with the 49 laws enacted in November 2001, but also with the Government’s management of economic policy and international relations as well as its escalating confrontations with key institutions, such as the Catholic Church, the media, and the CTV.

April 2002 Work Stoppage

Oil industry personnel, who rejected the Government’s appointment of a new PDVSA Board of Directors, participated in a work slowdown in late February 2002, and began a strike on April 4, 2002. On April 9, 2002, leaders of the CTV and Fedecámaras, with strong support from opposition political organizations, joined PDVSA workers, calling for a general strike that lasted three days and culminated on April 11, 2002, with a public rally by thousands of opposition demonstrators in Caracas demanding the resignation of President Chávez. This rally ended in a violent confrontation between government supporters and opponents resulting in 19 dead and 71 wounded.

This event prompted dissident officers of the Fuerzas Armadas Nacionales (“FAN”) (the National Armed Forces) to intervene and caused the temporary removal of President Chávez. President Chávez was subsequently reinstated after three days of institutional uncertainty. In a conciliatory move, the President replaced the controversial, recently installed Board of Directors of PDVSA.

The Negotiation Table

In response to the country’s political crisis, the Government decided in July 2002 to invite the Organization of American States (“OAS”), the Carter Center, and the United Nations Development Program (“UNDP”) to act as facilitators in negotiations between the Government and the political opposition. To this end, the Negotiation and Agreement Round Table (the “Negotiation Table”), composed of six government representatives and six representatives of the Coordinadora Democrática (the “Democratic Coordinator”), a political opposition alliance was created on November 8, 2002. OAS General Secretary, César Gaviria, acted as international facilitator.

The Negotiation Table’s main objectives were to facilitate an agreement to resolve the country’s political crisis through a democratic, electoral and constitutional arrangement and to achieve consensus on strengthening the electoral system, disarming the civil population, and creating a “Truth Commission” to investigate the tragic events of April 11, 2002. A tripartite technical group was also formed, comprised of the OAS, the Carter Center, and the UNDP, whose task was to provide technical support to the facilitator and supervise the fulfillment of any agreement. In addition, the creation of a “Group of Friends” (Spain, Portugal, the United States, Chile, Mexico and Brazil) was also intended to strengthen the active role of the international participants. Negotiations proved fruitless and no agreement was reached in 2002.

December 2002 Work Stoppage

On December 2, 2002, Fedecámaras, the CTV, the Democratic Coordinator, PDVSA employees, the media, and other sectors of the country called another general strike that ended on February 3, 2003. Its main goal was to force the President to resign or to achieve an electoral solution. The participation of the oil sector in the strike severely affected oil production, resulting in a suspension of oil exports and shortages of gasoline and household gas in the domestic market. There was also a substantial paralysis of the non-oil sector. The two-month general strike had a profound political, economic and social impact. During the months following the end of the general strike, the opposition was weakened because of its failure to achieve any of its objectives, while President Chávez successfully thwarted any demand that threatened his office. The President dismissed approximately 18,000 of PDVSA’s almost 40,000 oil industry employees who had participated in the strike and slowdown-related activities and appointed a new Board of Directors for PDVSA.

On February 18, 2003, after some months of meetings and debates, the Government and the opposition representatives at the Negotiation Table signed their first agreement of “Declaration Against Violence.” On May 29, 2003, the Negotiation Table members signed another agreement to resolve the political stalemate through a democratic, peaceful and electoral process in accordance with the Venezuelan Constitution, through Article 72 which provides for the possibility to revoke the mandate (given sufficient supporting signatures) of all elected authorities (including the President) at the end of the first-half of their term in office.

The Recall Referendum

President Chávez completed the midpoint of his six-year term on August 19, 2003 and a recall referendum was then possible under the Constitution. A minimum of 2.4 million signatures representing 20% of the total number of registered voters was required to initiate a recall referendum. On September 29, 2003, the CNE received requests for a recall of the President. Two months later, between November 28 and December 1, 2003, the signature collection process to activate the recall referendum developed peacefully.

After completing the first phase of signature verification, the CNE made its preliminary announcements on March 2, 2004. Out of the 3.1 million signatures submitted to the CNE, 1.8 million were accepted as valid, 378,000 were ruled as invalid (persons not included on the electoral register, errors in the schedules, etc.) and 876,000 were deemed subject to a confirmation process where the participants were required to validate their signatures. The argument made by the CNE to select this group of signatures for the “repair phase” was that the related names, surnames and identification numbers were handwritten by the same person. The CNE took the position that it had prohibited the collection agents from collecting data in this manner.

The opposition expressed their disagreement with the criteria used by the CNE to validate the signatures. The opposition’s position was supported by both the OAS and the Carter Center observers. The CNE’s position sparked opposition protests, some of which were suppressed by the National Guard, one of the bodies of Venezuela’s National Armed Forces.

In April 2004, the CNE officially proclaimed that approximately 1.2 million signatures were subject to reaffirmation through a “repairing” process. Between May 28, 2004 and May 30, 2004, those individuals whose signatures were questioned returned to their voting centers nationwide to confirm (or withdraw) their signatures and thumbprints. On June 8, 2004, the CNE announced that the opposition had collected approximately 2.5 million signatures in favor of the recall of President Chávez, which were sufficient to authorize a recall referendum.

On August 15, 2004, Venezuelan citizens voted on the recall referendum and approximately 59% of the voters voted in favor of retaining President Chávez. The international monitors (OAS and Carter Center) endorsed the CNE’s official results. The Democratic Coordinator contested the results, alleging fraud, and made a formal complaint to the CNE challenging the results of the referendum. In response to these allegations, the OAS and Carter Center observers, in conjunction with the CNE conducted an audit of the results at 150 randomly selected electoral machines. The results of the audit supported the official results.

CANTV Referendum-related Services

CANTV, Bitza Software R&D, C.A. and Smartmatic Corporation signed an agreement on February 26, 2004, to create a consortium to supply services to the CNE for the automation of the processes related to the probable referendum and elections during 2004. CANTV provided the telecommunications services required to deliver the information from the voting machines to the CNE, as well as personnel for the operation of the voting machines in all the automated voting centers, transcription of the election returns, and technical support.

CANTV received the commendation of the CNE in connection with the impartial and efficient administration of the referendum process.

In connection with the 2005 and 2006 electoral processes, the Company has not made any arrangements with other service providers to provide telecommunications services to the CNE. However, the Company is currently in negotiations to provide telecommunications services to the CNE independently.

2004 State and Local Elections

State and local elections for governors, mayors and members of the legislative councils were held on October 31, 2004. Candidates supported by President Chávez won 21 of the 23 gubernatorial elections and 270 of the 335 mayor posts.

2005 and 2006 Electoral Events

The CNE is expected to organize the municipal and National Assembly elections in August and December 2005, respectively. The presidential elections will be held at the end of 2006.

President’s Popularity and Missions

According to Datanálisis (one of several private survey consultants), the President’s popularity averaged 37% in 2003, 50% in 2004, and soared to 70.5% in March 2005. This increased support was associated with a series of social programs called “Missions,” that have been initiated by the Government since 2003. The Missions’ objectives are the direct provision of social services to the poorer segments of Venezuelan society in the areas of primary health care, literacy, education, food distribution and employment.

Government Expansion

In August 2004, President Chávez created three new social ministries to manage housing, nutrition and the social economy. The Ministry of Housing’s focus is on the provision of affordable homes, the Ministry of Nutrition works to guarantee low-cost food to citizens in need, and the Ministry of Popular Economy is in charge of promoting cooperatives and small businesses targeted at benefiting the nation’s poor. Additionally, the Government founded two new state-owned companies: CVG Telecom, a telephone company and Conviasa, an international airline. CVG Telecom will provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the south-east of Venezuela. CVG Telecom is currently obtaining from the Comisión Nacional de Telecomunicaciones (“CONATEL”) (the National Telecommunications Commission), all the administrative licenses required to provide integrated services and begin operations.

Foreign Relations

President Chávez’s foreign policy has included intensive regional and international diplomacy in an attempt to influence regional economic integration, diversify commercial relationships, and reduce the political influence of the U.S.A.. In 2005, economic cooperation contracts (especially on energy projects) have been signed with Cuba, China, Brazil, Argentina and Uruguay. Ties with Cuba have strengthened through a series of agreements, covering such areas as trade, energy, education and medical cooperation, as well as Venezuela’s investment in Cuba.

Although Venezuela’s attempts to diversify its commercial and diplomatic partners are of concern to the U.S.A., the Ministry of Foreign Affairs and the Ministry of Mines and Petroleum maintain that Venezuela will remain a reliable supplier of crude oil.

Recent Legal Developments

On June 8, 2005, the Government approved the Municipal Public Power Law that establishes the taxes attributable to each municipality and also providing, among other things, that telecommunications activities will be subject to a maximum of 1% tax on gross revenues effective January 1, 2006. This Law will require the payment of additional taxes by telecommunications companies in different municipalities, and will require careful analysis on applicability.

On May 19, 2004, the new Supreme Court Law was passed and published in the Official Gazette of Venezuela No. 37,942. Under this law, the Supreme Court expanded its members from 20 to 32 justices. The justices will be designated by single-majority vote of the National Assembly. This law also gives the National Assembly the power to nullify existing justices’ appointments to the bench. In December 2004, the National Assembly appointed the new justices by an absolute majority.

Although the 2004 electoral results have substantially stabilized the political environment, certain controversial legislative reforms have caused social, economic and political conflict, specifically, the Content-Media Law, the Lands and Agricultural Reform Law and the Criminal Code.

In December 2004, the Government enacted the Content-Media Law which describes broadcasting guidelines for television and radio stations in Venezuela and establishes social responsibilities among television and radio service providers, announcers, independent producers and users. Among other matters, the law requires television and radio stations to broadcast certain types of programming during defined hours of the day, based on the government’s defined ratings assigned to the type of programming. These ratings consider the levels of violence, sex, profanity and certain socially unacceptable behavior contained in the programming. The law also requires that television and radio stations allow the Government to broadcast messages through their facilities free of charge, subject to certain time limits. Television and radio stations that fail to comply with the provisions of the law may be sanctioned. Possible sanctions include closure of operations for up to 72 hours, the cession of slots for cultural and educational programs, fines which may range between 0.1% and 0.5% of prior years’ gross revenues, and the termination of a station’s broadcasting license. The opposition to the Chávez administration has alleged that these legislative reforms have a chilling effect and effectively discourage the media from criticizing the Government.

In January 2005, the Government initiated the application of the 2001 Lands and Agricultural Reform Law, which aims to reallocate arable lands according to their most productive use, reverse inequities in land distribution and achieve agricultural self-sufficiency. According to the law, public and private land deemed to be illegally held, unproductive or idle is to be redistributed. If ownership cannot be demonstrated, the land can be expropriated without Government compensation. If ownership can be proven, but the land is deemed unproductive or idle, it can be expropriated with compensation at market value. The Government has begun certain proceedings against some landowners with respect to the transfer of ownership.

In March 2005, the Government enacted reforms to the Venezuelan Criminal Code that incorporate new crimes, revised the penalties for certain crimes and consolidated certain special penal laws into the code. Included in such reforms were amendments that increased the severity of criminal penalties for statements that disparage public officials and expand the list of public officials protected by such provisions.

Currently, the Government is in the process of introducing new tax legislation covering equity assets and rights applicable to citizens domiciled in and outside the country, which are not covered by the taxpayers’ commercial or professional activities. The proposed tax will apply to assets and rights held at the end of each year exceeding an amount equivalent to 15,000 tax units, with an applicable tax rate equal to 1% of total value of such items as defined in the law.

There is a proposed Illicit Foreign Exchange Conversion Law that will make illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of the Comisión de Administración de Divisas (“CADIVI”) (the Commission for Administration of Foreign Exchange) and the conversion of any amount in excess of U.S.$10,000 annually in the unofficial foreign exchange market. The import and export of foreign currency in amounts greater than U.S.$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transactions to the Central Bank of Venezuela. Operations using ADSs as well as Venezuelan government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two to three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

The Government has also emphasized the monitoring of compliance with tax laws by implementing “Plan Evasión Cero” (“Zero Evasion Plan”), an aggressive plan to review companies’ compliance with tax laws and formal obligations related to income taxes and value-added taxes. A number of companies have been subject to temporary business closures as a result of such tax audits by the Government.

Economic Policies and their Impact on Business

Through its economic policies, the Government has historically exercised significant influence over the Venezuelan economy. In 1983 and 1994 exchange controls were imposed; in 2003 exchange and price controls were again implemented followed by interest rate regulation in 2005. Government actions concerning the economy are likely to continue to have an important effect on:

•	the ability of domestic and international businesses to obtain foreign currency to pay for imported goods, debt payments and dividend conversion under the Government’s exchange control regime;

•	Venezuela’s ability to continue to attract foreign investment to the private sector;

•	the financial condition and results of operations of companies operating in Venezuela;

•	the ability of Venezuelan companies to adjust prices and make capital expenditures; and

•	the market prices, liquidity and return on securities carrying Venezuelan risk, such as CANTV’s ADSs and the Class D Shares.

Economic Considerations

Economic Review

Demand for telephone services in Venezuela and the Company’s financial condition and results of operations have been, and are expected to continue to be, affected by the state of Venezuela’s economy.

Venezuela has had a large dependency on oil revenues and oil will continue to be the country’s main source of export and fiscal revenues for the foreseeable future. From 1999 through 2004, the oil sector accounted for an average of approximately 80% of total exports, 48.0% of total Central Government revenues and 25.0% of total Gross Domestic Product (“GDP”) (17% directly and 8% indirectly through non-oil sector side effects).

In the most recent years, political instability has had serious effects on the performance of the Venezuelan economy, affecting mainly investment levels and economic growth. The following table summarizes the main economic indicators between 2000 and 2004:

	2000	2001	2002	2003	2004
GDP at market prices (billions of nominal Bs.)	79,656	88,946	107,840	134,217	206,125
GDP (billions of U.S.$)	117.2	122.9	92.9	83.4	109.3
GDP per capita (U.S.$)	4,819	4,963	3,683	3,250	4,184
Real total GDP growth (%)	3.7	3.4	(8.9)	(7.7)	17.9
Real Oil GDP growth (%)	2.3	(0.9)	(14.2)	(1.9)	11.6
Real Non-Oil GDP growth (%)	4.2	4.0	(6.0)	(7.5)	17.8
Real Communications GDP growth (%)	2.1	8.1	2.5	(5.0)	10.2
Population (millions)	24.3	24.8	25.2	25.7	26.1
Unemployment rate (%)	13.9	13.2	15.8	18.0	15.1
Venezuelan average oil price (U.S.$/barrel)	25.9	20.2	22.0	25.6	33.2
Year-end consumer price inflation (%)	13.4	12.3	31.2	27.1	19.2
Year-end wholesale price inflation (%)	12.0	11.6	53.5	48.9	22.4
Year-end exchange rate (Bs./U.S.$)	700.0	758.0	1,403.0	1,600.0	1,920.0
Merchandise export FOB (billions of U.S.$)	33.5	26.7	26.8	27.2	39.4
Merchandise import FOB (billions of U.S.$)	16.9	19.2	13.4	10.7	17.3
Current account balance (billions of U.S.$)	11.9	2.0	7.6	11.4	14.8
Foreign reserves (billions of U.S.$) (1)	15.9	12.3	14.9	21.4	24.2
Public debt (billions of U.S.$)	32.0	36.4	33.8	39.4	42.6
Domestic	10.0	13.8	11.2	14.6	15.2
External	22.0	22.6	22.5	24.8	27.4

(1)	Includes the Fondo de Estabilización Macroeconómica (“FEM”) (Fund for Macroeconomic Stabilization).

Information source: Central Bank of Venezuela, Ministry of Finance and National Institute of Statistics.

2003 Economic Growth

The poor performance of the economy in 2003 resulted from a combination of factors. The internal sector experienced a significant decline in GDP for the second consecutive year, high inflation, falling levels of consumption and increasing unemployment. The internal sector declines were partially offset by a strengthened external sector buoyed by a higher net balance of payments resulting from the rigid exchange control system and higher oil prices which offset the impact of lower oil production. Although the recessive trend in the economy was reversed in the fourth quarter of 2003, it did not prevent a 7.7% GDP contraction for the whole of 2003. The 2003 performance was, however, a slight improvement over the -8.9% GDP contraction experienced in 2002. The 2003 GDP decline was primarily associated with the decrease in private consumption (-4.6%) and fixed gross investment

(-36.7%), although public consumption grew (5.7%). The greatest decrease occurred in the non-oil sector (-7.5%) which was highly affected by falling levels of consumption and real income, foreign exchange and price controls, and political uncertainty. The oil sector marked its third consecutive year of contraction (-1.9%), due to the standstill in PDVSA’s operations.

The general strike that began on December 2, 2002 and ended on February 3, 2003 had a serious adverse effect on the Venezuelan economy during 2003. The oil industry work stoppage unfavorably affected PDVSA’s ability to make royalty and tax payments to the Government. The drop in income severely affected the Government’s public finances, payments to public sector suppliers, fund transfers to the states and municipalities and infrastructure investment. This, in turn, forced the Government to reduce its 2003 budget and implement additional policies such as exchange and price controls. These adverse effects were later mitigated during 2003 by higher oil prices, which permitted a more expansive fiscal policy.

The Company and the remainder of the communications sector could not avoid the depressive effects of falling consumption and political uncertainty and posted negative growth of 5.0% in 2003, as the Company’s investment plans were reduced as a result of the new foreign exchange control system, introduction of price controls, and decline in average real tariffs.

2004 Economic Growth

Economic activity recovered in 2004, as real GDP registered a 17.9% growth as compared to 2003, with the oil sector expanding at 11.6% and the non-oil sector growing at 17.8%. This expansion was, in part, due to the rebound from a low base in 2002 and 2003 as well as the expanded domestic public and private demand. Public and private consumption and fixed gross investment grew 13.9%, 16.6% and 43%, respectively. All of these indicators, especially the latter, had dropped considerably during the two previous years. While the 2004 economic growth did offset the cumulative 15.8% contraction of 2002 and 2003, it was unable to exceed the output level of 2001.

The economic recovery in 2004 was the result of more favorable internal and external circumstances, particularly: (i) a relatively less tense political climate in the second half of the year; (ii) the expansion of both budgeted and non-budgeted (PDVSA and BANDES funds) public spending allowed by improved oil revenues; (iii) a lessening of the restrictions and an increased supply of foreign exchange earmarked for companies’ and individuals’ purchases; (iv) the release of administrative controls over the prices of certain goods and services; and (v) the lower cost of bank loans. Most of these factors were absent during 2003.

During 2004, the communications sector grew 10.2%, driven by the economic expansion.

International Reserves Surplus

The National Assembly is currently considering a partial reform to the Venezuelan Central Bank Law, which may establish a ceiling for Central Bank Reserves and may open a mechanism through which amounts in excess of this ceiling may be channeled out of the BCV balance sheet into special funds to be used by the Government for special import needs. As of May 31, 2005, foreign reserves amounted to almost U.S.$28 billion, and a ceiling of U.S.$20 billion has been proposed initially. The controversy raised in the discussion of this law reform stems from the fact that, depending on its final details, it might complicate and reduce transparency in monetary policy.

Inflation, Tariff Regulation and Price Controls

Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation as measured by the CPI was 31.2%, 27.1% and 19.2% for 2002, 2003 and 2004, respectively, and as measured by the WPI was 53.5%, 48.9% and 22.4% for 2002, 2003 and 2004, respectively. Consumer and wholesale prices are expected to decrease in 2005. Cumulative 2005 inflation through May was 7.4%.

Inflation as measured by the changes in the CPI is currently within the context of price controls for a group of goods and services that comprise 50.7% of the basket used to compile the CPI. Among the factors adversely affecting prices in 2003 were: (i) supply shortages caused by the exchange and price controls; (ii) a domestic liquidity surplus due to the exchange control regime and a more expansive fiscal policy;

and (iii) the application of Value Added Tax (VAT) to previously exempted items. In general, prices of price-controlled goods and services increased by 17.9%, while the prices of non-regulated items increased by 38.4%. The price increases had an impact on the cost of goods and services required to provide telecommunications services.

Consumer inflation was lower in 2004 than in 2003 when the implementation of price and exchange controls caused considerable distortions in prices of final goods and services. In 2004, the exchange rate devaluation and price adjustments of some goods and services subject to control caused prices to rise. Controlled prices rose by 14.9% in 2004, below the 23.7% price inflation registered by non-regulated items.

Prior to entering into an agreement in February 2000 with CONATEL relating to, among other things, the rates CANTV charged for fixed telephone services during 2000 (the “Agreement”), CANTV’s rates were regulated under the Concession (as described herein). See Item 4. “Information on the Company — Regulatory Framework.” The Concession had provided for a “price-cap” mechanism to set and adjust rates on a quarterly basis throughout each calendar year. The price-cap mechanism was designed to vary quarterly based on the WPI. Although in principle tariffs were to be adjusted to reflect inflation in the preceding quarter, they were, in practice, generally calculated based upon rates of inflation during the second quarter preceding the adjustment. The delay was due to the time period required to calculate the inflation rate during a specific quarter. Accordingly, in many instances tariffs were implemented based on inflation levels relating to periods ending as much as six months preceding their implementation date.

The increase in CANTV’s tariffs did not, in all cases, fully offset the effects of inflation used in preparing the Company’s financial statements since the rate of inflation used in preparing the Company’s financial statements is based on the CPI which, at times, significantly exceeded the rate of inflation as measured by the WPI prior to 2000. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases or did not approve the full tariff increases allowed by the Concession’s price-cap mechanism. In other cases, the Company decided not to implement the full increase authorized for competitive or other reasons. Under the Agreement, the first tariff increase became effective on March 23, 2000, and the second tariff increase became effective on June 16, 2000. See Item 4. “Information on the Company — Regulatory Framework — Regulation and the Concession — the Agreement.” The tariffs under the Agreement were effective only until March 10, 2001.

On February 19, 2001, pursuant to the Ley Orgánica de Telecomunicaciones (the “Telecommunications Law”) enacted on June 12, 2000 and published in the Official Gazette of Venezuela No. 36,970, CONATEL established the maximum tariffs for 2001 that were applicable to CANTV effective on March 11, 2001, and the new tariff-setting system replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL was made responsible for setting, every six months, the maximum tariffs applicable to CANTV as the established operator in the telecommunications services market, based upon the official inflation and devaluation indices. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV to arrive at a consensus for the relevant basis for the proposed revised maximum tariffs. Under the new tariff-setting system, the maximum tariffs were made subject to further readjustment upward or downward based on a formula tied to the WPI and the rate of devaluation of the bolivar. The new tariff-setting system provided for an upward or downward readjustment to the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of a comprehensive index based on the WPI and the rate of devaluation in the bolivar. See Item 4. “Information on the Company — Regulatory Framework — Regulation and the Concession — Regulation of Tariffs.”

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the Telecommunications Law on July 1, 2001, through June 14, 2002, and further revised tariffs were established effective from June 15, 2002, through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans: Plan Limitado (“Limited Plan”), Plan Clásico (“Classic Plan”), and Plan Habla Más por Menos (“Talk More for Less Plan”). These three plans together with the existing Plan Tarifa Plana (“Flat Rate Plan”) and a Plan Prepago (“Prepaid Plan”) constitute what tariff regulation defines as mandatory plans that are required to be included in CANTV’s plans’ portfolio. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition, the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. Pursuant to the revised tariffs the rates in 2002 in nominal terms for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13%; and (v) public telephony increased approximately 23%.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the bolivar’s accelerated devaluation. There was an average increase of approximately 15% in the rates for fixed to mobile local and domestic long distance calls. This increase was published in the Official Gazette of Venezuela No. 37,506 on August 15, 2002, and became effective on August 31, 2002.

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

CANTV began administrative legal proceedings to resolve whether basic residential telecommunications services should be regulated by CONATEL, as established in the Telecommunications Organic Law, or by the Ministry of Production and Commerce, pursuant to the governmental price control decree. On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunications services market), despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL, whose response is still pending.

Revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective on April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61%

for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October of 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

Residential and non-residential tariffs did not increase during 2004, but fixed-to-mobile increases took effect in August.

The new price control framework represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. Also, in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made, and in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could also result in an adverse effect on the Company’s financial condition and results of operations.

On May 1, 2005, a resolution from the Central Bank of Venezuela took effect which established interest rate regulations on loans and deposits charged and paid by banks and other financial institutions. The aforesaid resolution also regulates some of the commissions charged by such institutions, and includes maximum and minimum limits for interest rates on loans and savings using the rates of the Central Bank of Venezuela as a reference.

The Government is also exercising increasing control over the allocation of credit in the banking system. Recent legislation mandates that 16% of a bank’s total loan portfolio be dedicated to agricultural loans, 10% for low-income housing mortgages (according to the Mortgage Law of 2005), 3% for micro-entrepreneur companies, and approximately 2% for the tourism sector.

Exchange Controls and Currency Devaluation

On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170 per U.S. dollar and was subsequently adjusted to Bs. 290 per U.S. dollar in December 1995. These controls, together with the then prevailing economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, American Depository Receipts (“ADRs”), Global Depository Shares or Global Depository Receipts. These controls were removed on April 22, 1996.

In order to avoid significant fluctuations in the exchange rate, the Central Bank of Venezuela imposed a policy in 1996 to maintain the exchange rate between 7.5% above and 7.5% below its reference rate. Such reference rate was originally set at Bs. 470 per U.S. dollar and was subsequently adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar. The Central Bank of Venezuela indicated that such reference rate was to be adjusted by 1.16% to 1.28% monthly. Under this policy, the reference rate for the Central Bank of Venezuela was Bs. 700 and Bs. 758 at December 31, 2000 and 2001, respectively. The sustained deterioration of Government revenue streams, as well as increasing political and legal instability, resulted in capital flight and the erosion of foreign reserves in late 2001. On February 12, 2002, the Government decided to allow the bolivar to float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs. 1,403 per U.S. dollar on December 31, 2002. The currency devalued approximately 85.1% during 2002.

Reacting to the rapid decline of the bolivar, the Government suspended the trading of foreign currency on January 21, 2003 for five business days and controls on foreign currency exchange were established on February 5, 2003. Initial rules governing foreign currency trading were approved by the Government to provide for an exchange control regime in Venezuela based on a single mandatory system. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,915.20 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,920 per U.S. dollar sold by the Central Bank of Venezuela. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150 per U.S. dollar sold by the Central Bank of Venezuela.

The new rules restrict the access of companies and individuals to foreign exchange. As of June 29, 2005, foreign currency activities have not been fully normalized and requests for approval for foreign currency exchange continue to be limited. The official selling exchange rate may be subject to periodic revision and adjustment by the Central Bank of Venezuela. Dividend payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the Superintendencia de Inversiones Extranjeras (“SIEX”) (Foreign Investment Superintendence). For dividend payment purposes, ADR programs must be registered with the Comisión Nacional de Valores (“CNV”) (the Venezuelan National Securities Commission) and must apply to CADIVI for the authorization to purchase foreign currency. The local currency has lost 12.0% of its value against the dollar from December 31, 2004 to June 29, 2005. See Item 10. “Additional Information — Exchange Controls.”

In July 2003, the Government announced the issuance of Venezuelan National Public Debt Bonds denominated in U.S. dollars to be acquired in bolivars at the official exchange rate of Bs. 1,600 per U.S. dollar, with a maturity of seven years at a fixed rate and semi-annual interest payments. The established coupon was 5.375%. These bonds could be traded in foreign markets allowing investors to sell the bonds at a discounted rate and in exchange for U.S. dollars. The Company placed bids with several financial institutions to acquire up to U.S.$80 million of these bonds, of which the Government allocated U.S.$74.2 million (Bs. 118.6 billion in nominal bolivars) or 92.7% to CANTV in order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the timely acquisition of foreign currency. In September 2003, these bonds were sold at market value with a discount rate of 31%. A loss of Bs. 46.2 billion was recorded in the consolidated statement of operations as Other expense, net in that month.

Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. The Company is currently making appropriate applications for foreign currency to CADIVI and based on its experience since the launching of the exchange control regime, expects to be in a position to meet its U.S. dollar-denominated obligations. However, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to secure sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

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

As of December 31, 2004, the Company has requested from CADIVI a total of U.S.$848.8 million since the implementation of the exchange controls in February 2003, consisting of U.S.$368.1 million for payments of foreign goods and services, U.S.$162.0 million for debt payments and U.S.$318.8 million to convert bolivars to U.S. dollars for payment of dividends. As of December 31, 2004, the Company has received approval from CADIVI, since the implementation of the exchange controls in February 2003, to acquire U.S.$285.9 million for payments for foreign goods and services, U.S.$147.6 million for debt payments and U.S.$318.8 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars. Of these amounts, a total of U.S.$637.6 million has been received as of December 31, 2004 (see Note 22 to the Audited Financial Statements).

As of May 31, 2005, the Company has received approval from CADIVI, since the implementation of the exchange controls in February 2003, to acquire U.S.$375.3 million for payments for foreign goods and services, U.S.$162.4 million for debt payments and U.S.$354.5 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars.

Investment Restrictions

The Government has in the past imposed restrictions on foreign ownership of Venezuelan equity securities, and continues to limit foreign investment in certain sectors of the economy, including television and radio stations, Spanish language newspapers, and professional services regulated by specific national laws such as accounting and medical services. Currently there are no restrictions on foreign ownership of the Company’s equity securities. Although foreign investment restrictions were liberalized in January 1990, there can be no assurance that any such restrictions will not be reimposed. The reimposition of any such restrictions could have an adverse effect on the results of operations and financial condition of the Company and the market price and liquidity of the ADSs and the Class D Shares.

Importance of Oil Sector

Venezuela, a founding member of the Organization of Petroleum Exporting Countries (“OPEC”), is the world’s ninth-largest oil producer and eighth-largest oil exporter (according to OPEC statistics). PDVSA, the national state-owned oil company, is the largest corporation in the country and is responsible for the main source of fiscal revenues (through royalty and tax payments) and economic, industrial and social development. PDVSA is regulated by the Ministry of Energy and Petroleum, which oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation.

The oil sector has a significant influence on the Venezuelan economy, making the country highly dependent on this sector’s output, exports and fiscal revenues. The rate of economic growth, the level of tax revenue, Government spending and borrowing, and the supply of foreign exchange in Venezuela are materially affected by PDVSA’s performance. Oil-related activities will continue to be the main source of export and fiscal revenues for the foreseeable future. The following table summarizes the main indicators of the oil sector between 2000 and 2004:

	2000	2001	2002	2003	2004
Venezuelan average oil price (U.S.$/barrel)	25.9	20.2	22.0	25.6	33.2
Average crude oil production (millions barrel/day)	2.89	2.83	2.56	2.28	2.57

Real total GDP (billions of constant Bs.)	41,013	42,405	38,650	35,668	42,036
Real oil GDP (billions of constant Bs.)	7,758	7,689	6,596	6,472	7,225
Real oil GDP growth (%)	2.3	(0.9)	(14.2)	(1.9)	11.6
Oil / total GDP (%)	18.9	18.1	17.1	18.1	17.2

Total exports (millions of U.S.$)	33,529	26,667	26,781	27,170	38,748
Oil exports (millions of U.S.$)	27,874	21,745	21,532	22,029	31,917
Oil / total exports (%)	83.1	81.5	80.4	81.1	82.4

Total fiscal revenue (millions of U.S.$)	23,639	25,547	20,577	19,510	25,257
Oil fiscal revenue (millions of U.S.$)	11,769	11,615	9,753	9,669	12,664
Oil / total fiscal revenues (%)	49.8	45.5	47.4	49.6	50.1

Information source: OPEC, Central Bank of Venezuela, Ministry of Energy and Petroleum and Ministry of Finance

From 2000 through 2004, the oil sector accounted for an average of approximately:

•	26% of total GDP (18% directly and 8% indirectly through non-oil sector side effects);

•	82% of total exports; and

•	49% of total Central Government revenues.

The volume of crude oil production, the capital expenditures needed to achieve such a level of output, the variations in oil prices, and the general condition of international petroleum markets are the principal factors determining PDVSA’s financial condition and operational results.

Any sustained decline in oil production, prices and capital expenditures could adversely affect the Government’s fiscal accounts and the international reserves and, therefore, economic growth, which may have a material adverse effect on CANTV’s consolidated results.

Oil Prices

Beginning in the fourth quarter of 1997 and continuing through the first quarter of 1999, the Venezuelan economy was adversely affected by the significant decline in international oil prices (as a result of the recession in Asia that began in the second half of 1997 along with a petroleum oversupply). During this period, Venezuela and other oil producing nations had lower per barrel oil prices than at any other time in the previous ten years. Beginning in April 1999, international oil prices increased partially as a result of production cuts mandated by OPEC. The Government announced its willingness to strengthen OPEC and to continue with the Organization’s established production quotas.

The average price of Venezuelan oil per barrel was U.S.$25.9 in 2000, U.S.$20.2 in 2001, U.S.$22.0 in 2002, U.S.$25.6 in 2003 and U.S.$33.2 in 2004. Year 2000 oil prices were influenced by OPEC’s imposed quotas and strong worldwide growth. In 2001, however, oil prices fell in response to a decline in global oil demand (especially in the United States), and the substantial increase in oil supplied from non-OPEC countries which effectively neutralized the successive cutbacks undertaken by the OPEC countries. In 2002, oil price growth was fueled by rising tension in the Middle East, the impending military conflict with Iraq, and higher demand due to a colder-than-expected winter in the consuming countries. Oil prices increased by 16% in 2003, as a result of lower Venezuelan oil output (highly affected by the halt in oil operations by PDVSA in the first months of the year), the war in Iraq, labor problems in Nigeria, and lower oil inventories. In 2004, oil prices further increased due to the continued instability in the Middle East and a sustained recovery in the global demand.

Oil production

Real Oil GDP in Venezuela contracted by 3.8% in 1999; increased by 2.3% in 2000; and then decreased for three consecutive years -0.9% in 2001, -14.2% in 2002 and -1.9% in 2003 before recovering 11.6% in 2004.

Venezuela’s oil GDP performance has historically been highly correlated with Venezuela’s adherence to OPEC production quotas limits. In 1999 and 2001, the production quotas were constrained in an effort to counteract the fall in oil prices, while in 2000 they were expanded. An additional key driver of oil GDP results were the April 2002 and December 2002-January 2003 work stoppages that disrupted PDVSA’s operations and administrative activities. As a result of these work stoppages, Venezuela’s oil production was drastically reduced from an average oil output level of 2.83 million barrels per day in 2001, to 2.56 million barrels per day in 2002 and 2.28 million barrels per day in 2003. Venezuela reached historical minimum production levels of 0.84 and 0.59 million barrels per day in December 2002 and January 2003, respectively. Since 2003, PDVSA has focused on re-establishing output and internal controls over operational activities. In spite of the 2004 recovery of oil production, average production volumes (2.57 million barrels per day) are similar to those achieved in 2002 (2.56 million barrels per day) prior to the oil industry’s work stoppage. The current status of oil production is currently unknown as PDVSA has not yet filed its annual 2003 and 2004 operational and financial statements. The 2003 and 2004 oil output statistics used in this document were sourced from OPEC reports.

Hydrocarbons Law

On November 13, 2001, President Chávez enacted the Hydrocarbons Law under the Enabling Law authorized by the National Assembly, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975. This law ratified the exclusive ownership rights of the state over PDVSA and affirmed that all oil production and distribution activities were the domain of the Venezuelan state with the exception of joint ventures targeting extra-heavy crude oil production.

Under the new Hydrocarbons Law, upstream activities (exploration, extraction and storage) are reserved for state-owned enterprises or those companies in which the state is a majority shareholder. Private investors can own up to 49% of the capital stock in joint ventures that involve upstream activities, 100% of the capital stock in ventures concerning downstream activities (refining and distribution), and 100% of the capital stock in gas production ventures. Additionally, the National Assembly retains the right to approve the terms of any proposed joint venture or strategic alliance.

The Hydrocarbons Law reduced the income tax rate for oil exploration and production activities from 67.5% to 50%, and to 34% for downstream activities. It increased the extraction royalty rate from 16.7% to 30% which is also deductible for income tax purposes. In special circumstances, the Government may decrease this royalty to 20% for heavy crude oil and 16.7% for Orimulsión®, a product patented by PDVSA, which consists of an emulsion containing natural bitumen suspended in water; but it retains the right to reinstate the rate to 30%.

Oil Operating Contracts Revision

In 2005, the Ministry of Energy and Petroleum announced that all of Venezuela’s operating oil agreements, under which foreign companies operate certain of the country’s oilfields, will be subject to review. As part of the review, the foreign operators will be audited for any possible violations of the Venezuelan Tax Code. Additionally, the government has proposed that the contract holders convert their respective operations into joint ventures controlled by PDVSA. The long-term effects of the oil contract revisions as well as their impact on foreign investment in the petroleum sector cannot be predicted at this time.

The Economic and Social Development Fund

Given the current high oil prices and exports, the creation of the Fondo para el Desarrollo Económico y Social del País (“FONDESPA”) (Economic and Social Development Fund) was approved by the BCV Board on January 30, 2004. FONDESPA may receive direct transfers of oil export dollars (of up to a maximum of U.S.$2 billion) which are to be used to finance infrastructure, low-income housing, agricultural development, health, education and other social programs. FONDESPA is managed by BANDES.

Different Corporate Disclosure and Governance

The securities laws of Venezuela, which govern publicly traded companies such as the Company, differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Venezuelan stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is subject to the periodic reporting requirements of the U.S. Securities

Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required for foreign issuers under the Exchange Act is more limited than the periodic disclosure required for U.S. issuers. See also Item 6. “Directors, Senior Management and Employees — Differences in Corporate Governance from NYSE Listing Standards,” for a discussion of the important differences in corporate practices between those followed by CANTV and those required for U.S. domestic listed companies. In addition, the Venezuelan securities market is not as highly regulated and supervised as the United States securities market. Minority shareholders of the Company may also have fewer and less well-defined rights under Venezuelan law and CANTV’s Estatutos (By-laws) than they might have as minority shareholders of a corporation incorporated in the United States. See Item 10. “Additional Information — Memorandum and Articles of Association.”

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

The primary differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

•	Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision, but a deferred asset is not credited against results for an amount exceeding tax based on taxable income. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation. U.S. GAAP requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured. Deferred taxes under SFAS 109 are calculated based on temporary differences in items from the balance sheet while Venezuelan GAAP is based on items from the statement of operations.

•	In accordance with Venezuelan GAAP, in its inflation-adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects unless a portion of interest exceeds the inflation rate. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in the financial statements as part of Property, Plant and Equipment.

•	In accordance with Venezuelan GAAP, the adoption of IAS 19, “Employee Benefits” (applied by the Company in the absence of a specific Venezuelan accounting standard on this matter), provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS 19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years whereas the U.S. GAAP Statement of Financial Standard No. 87, “Employers’ Accounting for Pensions”, (“SFAS 87”), allows for an amortization period based on the average remaining service years of employees. Under IAS 19, to the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service costs immediately. In accordance with SFAS 87, plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer will realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service costs) to be included in net periodic pension costs entirely in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

•	In accordance with Venezuelan GAAP, the Company’s investments classified as available for sale are measured at their estimated fair value based on the Company’s intention and irrespective of whether such investments are publicly traded or not. Under U.S. GAAP, the investments that are not publicly traded are carried at cost.

See Notes 25 and 26 to the Audited Financial Statements.

Venezuelan Taxation of ADSs and Class D Shares

Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior to December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001, and which are paid in cash with respect to Class D Shares are considered Venezuelan local-source income. Any such dividend payment in cash is subject to a withholding tax at the rate of 34% at the time of payment, and the shareholder is subject to filing obligations, regardless of its residence or domicile. In the case of non-Venezuelan persons (including corporations), the 34% withholding rate may be further reduced or even eliminated by applicable treaty. Stock dividends paid with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% at the time that such stock is disposed of by the shareholder unless an applicable treaty provides otherwise.

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

Gains obtained from the sale of ADSs are treated as a Venezuelan foreign source income taxable only to resident individuals and domiciled entities that are taxed on worldwide income. Non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela with respect to ADSs.

Prospective investors of the ADSs should carefully read, and should also consult their tax advisors with respect to, the summary of Venezuelan and United States taxes set forth under Item 10. “Additional Information — Venezuelan Tax Considerations — Taxation of Dividends” and Item 10. “Additional Information — United States Federal Income Taxation.”

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

Factors Relating to the Company

Concession and the Telecommunications Law

The Company has experienced certain difficulties in implementing certain aspects of the Concession, including both actions to be taken by the Government and by the Company under the Concession. There can be no assurance that any disputes that may arise between the Company and the Government in the future will be resolved expeditiously or in a manner favorable to the Company. See Item 4. “Information on the Company — Regulatory Framework” and Note 5 to the Audited Financial Statements.

The Concession contemplated the implementation of a rate rebalancing program to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers, thereby permitting CANTV to offer competitive pricing for its international and domestic long distance services by the year 2000. The Concession also contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions in Venezuela existing since 1994 and other factors, such rebalancing did not take place as contemplated in the Concession. On September 9, 1996, CANTV entered into an agreement (the “Rebalancing Agreement”) with the Ministry of Infrastructure (previously known as the Ministry of Transportation and Communications) designed to achieve the level of rate rebalancing originally contemplated by the Concession. In 1997, CONATEL delayed the quarterly rate increases and rate rebalancing authorized under the Concession and the Rebalancing Agreement for 14 days. In February 2000, following the delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession, CANTV and CONATEL entered into an Agreement (“the Agreement”) with respect to the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. Until December 2003, there were no economic or other factors requiring the application of tariff rate rebalancing. On February 13, 2003, the Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003.

The Telecommunications Law enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and establishing universal service contributions. See Item 4. “Information on the Company — Regulatory Framework.” CANTV is subject to tariff regulation of its local, domestic long distance and international long distance services under the new regulatory framework until meaningful competition in the telecommunications services market in Venezuela is achieved. Other telecommunications services offered by CANTV such as data and Internet services are not subject to regulation. New market entrants are not subject to tariff regulation by CONATEL and are free to set rates. See Item 4. “Information on the Company — Regulatory Framework — Regulation of Tariffs.”

As described above, the Government has implemented price controls on residential tariffs that have delayed the implementation of increases in tariffs, limited the ability of the Company to raise the price of certain of its residential services and reduced the Company’s operating margins. There is no assurance when the current system of price controls will end, or if terminated that it will not be reinstated. If the Company is unable to change the prices of certain of its fixed services in the future to reflect inflation and exchange rates, the Company’s financial condition and results of operations could be adversely affected. See “— Economic Considerations” and “— Inflation, Tariff Regulation and Price Controls.” Moreover, while the Concession, the Agreement and the Telecommunications Law do not require CANTV to agree to any change in its rate mechanism, there can be no assurance that CONATEL will not delay rate changes or attempt to revise the tariff-setting system and rate rebalancing mechanisms in ways which would have a material adverse effect on the Company’s financial condition and results of operations.

As the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations. There is no assurance that the disparity of treatment will be reduced or that it will not worsen and have a negative effect on the ability of CANTV to compete with new market entrants. Inasmuch as CANTV continues to have its tariffs subject to regulation while new market entrants are free to set rates, it may also experience decreases to its profit margin as a result of the opening of the telecommunications services market to competition. The extent of any decrease in profit margins will depend, in part, on the number of new market entrants that compete with CANTV for the more lucrative long distance services while CANTV retains the larger share of the less profitable local services market that continues to be subject to price regulation. Since the opening of the market, most of the new entrants have charged lower rates for basic services than CANTV. In the event that CANTV is unable to raise the rates it charges for local services without offsetting increases in call volume to compensate for losses in long distance service revenues, CANTV may experience an adverse effect to its financial condition and results of operations.

Delays in Receiving Payments from Government Entities

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, “Government entities”). In 2003 and 2004, Government entities generated approximately 7% and 8% of the Company’s revenues, respectively.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of this budget process, a number of Government entities have not paid the Company on a timely basis for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. This budget process applies to both centralized and decentralized Government entities, in which centralized entities signed agreements for payments supporting the budget while most decentralized entities payments are not supported by agreements but instead depend on other administrative processes. As a result, the loss in value attributable to rising inflation and unpaid interest related to overdue amounts owed and not paid to CANTV by Government entities is significantly greater than the amounts reflected as the book value of such overdue amounts currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 86.1 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 13.2 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 96.3 billion related to amounts owed from prior years representing 49.5% of the outstanding balance at December 31, 2001. At December 31, 2002, Government entities owed the Company Bs. 126.8 billion, of which Bs. 65.8 billion was outstanding from prior years. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 81.6 billion. As of December 31, 2003, Bs. 28.8 billion aggregate principal amount of these bonds have become due and have been applied by the Company for the payment of certain taxes. During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7.7 billion, of which Bs. 5.3 billion was applicable to centralized Government entities and the remaining Bs. 2.4 billion to decentralized entities. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billing related to electoral processes. As a result of the effects of inflation and devaluation, the real value of amounts owed by Government entities to the Company has been reduced substantially. See Note 8 to the Audited Financial Statements. The Company has recorded a provision of Bs. 19.8 billion for the potential loss in value due to the delay in payments from Government entities, considering an average discount rate of Venezuelan National Public Debt Bonds of 13.75%, included in other current liabilities.

Services in excess of the amounts budgeted require the approval of additional financing resources. At the time such excess services have been incurred, the Company has generally sought to enter into payment-commitment agreements with the corresponding Government entity, including detailed requirements and payment schedules to guarantee the collection of those services. In addition, to mitigate the possible occurrence of excessive services rendered over amounts budgeted, CANTV has increased its monitoring activities to control usage by Government entities through the application of credit limits, blocking services, and other services and usage rationalization actions.

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

Collections

At December 31, 2004, the average number of days that receivables remained outstanding was approximately 38 for wireline telecommunications customers except Government entities, for which the average was approximately 166. The average number of days that receivables remained outstanding for wireless telecommunications was 43 for private customers and 186 for Government entities. The Company temporarily disconnected approximately 2.6 million wireline customers during 2004 due to lack of payment. Approximately 81.0% of those customers were subsequently reconnected after payment of their overdue amounts. The Company applies a reconnection fee, which varies depending on the type of customer. The Company also charges interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that a significant number of customers will not be disconnected for failure to pay for services and that such factors might have an adverse impact on the Company.

Competition

Pursuant to the Concession, the Company was the sole provider of switched, fixed local, domestic and international long distance telephone services throughout Venezuela until November 27, 2000. Beginning on November 27, 2000, however, the Concession allowed for direct competition for these services. In addition, the Concession permitted the Ministry of Infrastructure to grant concessions for basic telephone services to third parties prior to October 2000 in certain rural areas not served by CANTV.

On January 15, 1991, CONATEL granted the first cellular concession to Telcel, C.A. (“Telcel”). On May 19, 1992, the Company purchased the other cellular concessions from the Government and established Telecomunicaciones Movilnet, C.A. (“Movilnet”).

In December 1996, Infonet Redes de Información, C.A. (“Infonet”) was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed digital fixed and mobile wireless services in rural areas in western Venezuela using global service mobile (“GSM”) technology and expanded its services into large population areas. In January 1998, two additional companies were granted multiple service concessions. Corporación Digitel C.A. (“Digitel”), majority owned by Telecom Italia Mobile International N.V. (“TIM International”) since late 2000, was granted a concession to provide services in seven central states and Digicel, C.A. (formerly Consorcio Elca, C.A.) (“Digicel”) was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas, where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. Beginning in November 2000, the Government started the auction of frequencies for Wireless Local Loop (“WLL”) services. Five regions were defined, three permits in each region were auctioned and six concessions were granted. CANTV was not allowed to participate in this auction. See Item 4. “Information on the Company — Regulatory Framework — Competitive Framework.” Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors are able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers.

As of May 31, 2005, the Venezuelan telecommunications market is composed of two integrated service providers with a nationwide license, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel, Digicel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, C.A. (“Genesis Telecom”), Entel Venezuela (“Entel”), Millicom International Cellular, S.A. (“Millicom”), Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, S.A. (“ImpSat”), Comsat Venezuela, C.A. (“Comsat”), Telecomunicaciones Bantel, C.A. (“Bantel”), NetUno, Viptel Comunicaciones (“Viptel”), BellCanada International (“BellCanada”) and Texcom Telecomunicaciones, C.A. (“Texcom”); Internet Service Providers (“ISPs”), such as CANTV.Net, C.A. (“CANTV.Net”) (formerly CANTV Servicios, C.A.), T-Net, Etheron Servicios, S.A. (“Etheron”), America Online (“AOL”), UOL Venezuela (“UOL”) and Eldish; paging operators, such as Telemensajes Metropolitanos, C.A. (“Telemensajes Metropolitanos”), Radio Contacto and TeleKontacto; trunking service providers, such as Americatel Sistemas de Comunicación, C.A. (“Americatel”), Radio Móvil Digital Venezuela (“Radio Móvil Digital”) and Comunicaciones Móviles EDC, C.A. (“Conmovil”); and Cable TV operators, such as SuperCable ALK Internacional, C.A. (“SuperCable”), Cable Corp. TV, C.A. (“Cabletel”) and Corporación Telemic, C.A. (“Intercable”), including Galaxy Entertainment de Venezuela, C.A. (“DirecTV”) satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2005, Telcel and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as local service providers in some of the states where they were granted multiple service concessions.

At the end of 2004, the Government founded CVG Telecom to provide data transmission and other services through fiber-optic and Internet Protocol platforms to the north-central area and the Guayana region located in the south-east of Venezuela. CVG Telecom is currently obtaining from CONATEL all the administrative licenses required to provide integrated services and begin operations.

In January 2005, the Centro Nacional de Tecnologías de Información (“CNTI”) (National Center of Information Technology), a civil association under the direction of the Ministry of Science and Technology, launched a wireless network for free Internet access in several areas of Caracas using Wireless Fidelity (“Wi-Fi”) technology. During the second half of 2005, the wireless Internet network is expected to be developed in 11 provinces in Venezuela. CNTI has announced plans to cover a large part of the Venezuelan territory with free Internet access in three years, and expects to have a nationwide coverage within five to seven years.

CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services (“LMDS”) in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

On November 5, 2004, CANTV’s Board of Directors approved a letter of intent with TIM International for the acquisition of 100% of Digitel at a total value of U.S.$450 million. On November 21,

2004, CANTV signed a purchase agreement with TIM International for this transaction, subject to regulatory and other governmental approvals and compliance with other customary conditions to closing. As required by the Telecommunications Law, such a transaction must be approved by CONATEL. On January 13, 2005, CANTV duly submitted a request for approval to CONATEL. On January 27, 2005, CONATEL requested the Superintendencia para la Promoción y Protección de la Libre Competencia (“Pro-Competencia”) (Superintendent of Promotion and Protection of Free Competition) for its opinion of the transaction. On May 5, 2005, CONATEL, based on Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel. On May 25, 2005, the purchase agreement was terminated pursuant to its terms.

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

Labor Relations

The Company’s employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federación de Trabajadores de Telecomunicaciones de Venezuela (“FETRATEL”) (Federation of Telecommunications Workers of Venezuela). Approximately 33.1% of the Company’s 9,383 employees and approximately 45.7% of CANTV’s 6,796 employees as of December 31, 2004, were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to work under the terms of the expired contracts during negotiations. However, the Company has experienced strikes from time to time. The most recent work strike (other than the national strike that affected all of Venezuela in December 2002 and early 2003), which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covering some 3,500 union employees in 28 unions was retroactive to June 18, 2002. The new agreement provided for salary increases in each of the two years of the agreement (which were dependent on a union employee’s then current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provided for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the lack of wage increases since the expiration of the contract. This agreement was due to expire in June 2004 but remains in force pursuant to the current Labor Law which allows up to three years for expiration.

In February 2004, FETRATEL presented to the Ministry of Labor a proposal to negotiate a new contract to replace the June 2002 agreement. CANTV presented to FETRATEL a proposal to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, as allowed in the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the signing of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension which has increased tensions among the unions’ leaders. CANTV is making efforts to resolve these tensions and reach a final, equitable new labor agreement with the remaining union groups after June 2004.

The economic impact of the 2002-2004 labor agreement on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 26.4% and 32.0% for 2003 and 2004, respectively, equivalent to approximately a decrease of 0.7% in 2003 and an increase of 12.8% in 2004 in real terms.

In September 2004, the Social Chamber of the Supreme Court ruled against a lawsuit in connection with pension payments filed against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the Venezuelan National Telephone Federation of Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court declared admissible an appeal against the aforementioned decision of September 2004 and submitted the case to the Social Chamber for a new ruling, indicating that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the minimum wage. A final decision is still pending. See Item 8. “Financial Information — Legal Proceedings”.

Future conflicts or disagreements with FETRAJUPTEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company. See Item 6. “Directors, Senior Management and Employees — Employees.”

Liquidity of Market for Class D Shares

The Venezuelan securities market is substantially smaller, less liquid and more volatile than the securities market in the United States and certain other countries. At May 31, 2005, the aggregate market capitalization of the 16 largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 9,001.8 billion (U.S.$4,187 million), of which the Company comprised Bs. 2,767.1 billion (U.S.$1,287 million).

A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities market is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company is the largest company in Venezuela in terms of market capitalization and, at May 31, 2005, represented 30.7% of total market capitalization of the companies listed on the Caracas Stock Exchange.

The Caracas Stock Exchange has in the past experienced substantial fluctuations in the market prices of listed securities. These and other market characteristics have in the past affected, and may in the future affect, the market price and liquidity of shares of Venezuelan companies, including the Class D Shares, and may also affect the market prices and trading of the ADSs.

On May 11, 2005, a Venezuelan court ordered all traders on the Caracas Stock Exchange to halt foreign exchange arbitrage operations involving ADSs and secondary sales of dollar-denominated sovereign bonds, on the rationale that such transactions would permit local investors to legally circumvent Venezuela’s foreign exchange controls, since prior to this ruling investors were able to make arbitrage deals on the Caracas Stock Exchange involving local shares on the New York Stock Exchange (“NYSE”). Subsequently, on May 12, 2005, following an appeal by lawyers representing the CNV, the same court revoked its earlier court order, stating that Government lawmakers who had been preparing legislation to penalize currency offenses had indicated they would exclude such stock from sanctions. See — “Exchange rates”.

Forward-Looking Information is Subject to Risk and Uncertainty

Certain statements contained in this Form 20-F contain “forward-looking” information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties, including (i) the implications to the Company of the economic or political situation in Venezuela; (ii) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition; (iii) the effects of inflation and devaluation and the imposition of exchange and price controls; (iv) the Company’s plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company’s implementation of such plans; (v) the Company’s plans to expand its service offerings; (vi) the effects of competition and the results the Company may obtain from the implementation of its business strategy; and (vii) the Company’s plans and ability to implement further tariff increases and rate rebalancing. Actual future results and trends may differ materially depending on a variety of factors discussed in this “Risk Factors” section and elsewhere in this Form 20-F, including, among others, the Company’s success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economy, regulatory conditions and Venezuelan political and legal developments.

Item 4.	Information on the Company

Introduction

CANTV is the primary provider of fixed telecommunications services in Venezuela. The Company provides substantially all of its services within Venezuela and substantially all of its operating income is derived from Venezuelan-domiciled customers and from settlements with foreign carriers for calls completed in Venezuela. CANTV is the owner of the largest basic telecommunications network with nationwide coverage in Venezuela. Through this network, CANTV provides local, national and international telecommunications services. In addition, the Company provides private network, data, public telephone, rural telephone and telex services. Through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

CANTV is a “compañía anónima” incorporated in Venezuela as Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010 (Telephone: 58-212-500-6800). CANTV’s Internet website address is http://www.cantv.com.ve. The information on CANTV’s website is not incorporated into this document.

The Company had operating revenues and net income of Bs. 4,106.6 billion and Bs. 306.7 billion, respectively, for the year ended December 31, 2004. As of December 31, 2004, the Company had approximately 3.1 million fixed access lines in service and more than 3.1 million wireless subscribers.

The Company is subject to comprehensive regulation and supervision by the Ministry and CONATEL. See “— Regulatory Framework — Regulation and the Concession.”

History

CANTV operates the nationwide fixed-line network in Venezuela. CANTV’s principal subsidiaries are Movilnet, CANTV.Net and Caveguías. Movilnet was incorporated in Venezuela on

March 24, 1992, and its business is to provide, manage and develop wireless telecommunications services. CANTV.Net was incorporated in Venezuela on January 26, 1994, and its business is to provide value-added services such as Internet access and data transmission. Caveguías was incorporated in Venezuela on November 12, 1975, and its business is to provide telephone directory information services.

In December 1991, VenWorld Telecom, C.A. (“VenWorld”), a company organized under the laws of Venezuela by a private consortium of companies and majority owned by an indirect wholly-owned subsidiary of Verizon Communications Inc. (“Verizon”) (formerly GTE Corporation), acquired operating control and initially 40% of the equity share capital of CANTV from the Government through FIV (currently BANDES) for a purchase price of approximately U.S.$1,885 million. After VenWorld obtained operating control, the Company substantially increased the number of access lines in service, modernized its network, increased employee productivity, consolidated operations, strengthened management controls and improved network planning, design and construction. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the “Initial Public Offering”).

The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon included: T.I. Telefónica Internacional de España, S.A. (“Telefónica Internacional”); C.A. La Electricidad de Caracas, S.A.C.A. (“Electricidad de Caracas”), Venezuela’s largest private sector power generating and distribution company, now a subsidiary of AES Corporation (“AES”); Consorcio Inversionista Mercantil (“CIMA”), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. (“AT&T”) (together with their successors, collectively referred to as the “Participants in the Consortium”). The Participants in the Consortium contributed broad operating experience and expertise to the operation of the Company and provided the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium entered into service agreements with the Company to provide technical, consulting and other assistance. See Item 7. “Major Shareholders and Related Party Transactions.” VenWorld, as the holder of the Company’s Class A Shares, had the right until January 1, 2001, to elect the President of the Company and four principal directors, which collectively comprised a majority of CANTV’s nine-member Board of Directors. After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company’s Class A Shares, together with one of the two directors that had been elected by the Government as holder of the Company’s Class B Shares, are now elected by all holders of CANTV’s outstanding shares voting as a single class. See Item 6. “Directors, Senior Management and Employees.”

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed and to receive their pro rata portion of CANTV Class A Shares held by VenWorld, subject to a right of first refusal on the part of VenWorld’s remaining shareholders. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries redeemed their VenWorld shares. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2005, Verizon held directly or through affiliates, 28.51% of the Company and Telefónica Internacional de España, S.A., held through affiliates approximately 6.91% of the Company.

Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased the percentage of digital access lines installed in its network to 83.2% as of December 31, 2004.

All of the Company’s international and domestic long distance switches are digital. During 2004, the Company also continued connecting several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. Wireless subscribers increased from approximately 1.7 million at December 31, 2000, to approximately more than 3.1 million as of December 31, 2004.

Since privatization, the Company has implemented a number of programs designed to augment productivity and improve customer service. As a result of productivity improvements, the Company has been able to reduce the number of its employees and improve its quality of service. Access lines in service per CANTV employee increased from 235 as of December 31, 2000, to 450 as of December 31, 2004. As part of its customer service enhancements, the Company automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnection and reconnection system. In addition, the Company redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value-added services.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 (U.S.$24) per ADS, and in Venezuela to purchase 199,968,608 shares of CANTV’s outstanding common stock for Bs. 2,547 (U.S.$3.43) per share in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest of CANTV’s shareholders, ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “Third Repurchase Program”). Thereafter, the CNV approved the Third Repurchase Program and ordered VenWorld, then a holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase as a result of the share repurchase. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program on October 24, 2001, CANTV began a cash tender offer at U.S.$30 per ADS in the United States and Bs. 3,187 (U.S.$4.29) per Class D Share of the Company in Venezuela.

The Extraordinary Shareholders’ Assembly also approved, on October 24, 2001, an extraordinary cash dividend of Bs. 520 (U.S.$0.70) per share and Bs. 3,640 (U.S.$4.90) per ADS which was paid in two installments, one of Bs. 284 (U.S.$0.38) per share on December 10, 2001, to shareholders of record as of December 3, 2001, and the other of Bs. 236 (U.S.$0.32) per share on March 18, 2002, to shareholders of record as of March 6, 2002.

At the same Extraordinary Shareholders’ Assembly, CANTV’s shareholders approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991, for grants of stock for eligible employees pursuant to the existing “Excellence Award” program and the creation of a new benefit plan called the “Value Fund,” which would include up to 5.5% of the capital stock of the Company. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C Shares outstanding, enabling Class C shareholders to sell to the Company an aggregate number of Class C Shares equal to the proportional amount accepted under, and at the same price as the price offered pursuant to, the Third Repurchase Program. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. The Value Fund has not yet been created.

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

Improving Profitability Through Effective Customer Focus and Integrated Service Offerings. The Company continuously improves its customer service and technological infrastructure to more effectively market its services in Venezuela’s competitive telecommunications market. The Company is implementing an integrated marketing approach by capitalizing on the operational synergies between CANTV and its subsidiaries to identify and meet customer needs. The Company has been integrating its information technology systems to provide its employees the necessary information and tools to better target customers’ needs and improve overall customer service and satisfaction. To that end, the Company has created business units to focus on the needs of targeted customer groups. These units and customer groups are:

CANTV Enterprises and Institutions. Established in December 2003, this business unit is focused on providing high quality telecommunications services, ranging from voice and data transmission to customer network management and other value-added services, to the commercial and Government sectors. It offers integrated telecommunications solutions to these customers and seeks new business opportunities to support the growth of data transmission services The unit’s notable achievements in the commercial sector to date include: (i) development of new products and packages, promotion and discount plans for the commercial market, such as the Enterprise Telephone Plan, Fixed Wireless Telephony, Fixed Private Network, Virtual Private Network and Mi Destino (“My Destiny”), Mi Super Destino (“My Super Destiny”) and Mi Mega Destino (“My Mega Destiny”) international long distance discount plans; (ii) development of customer or segment specific packages, including but not limited to voice, data and related services; and (iii) implementation and enhancement of sales channels and customer contact, through Televentas (“Telesales”), WebCanal (“WebChannel”) and 0-800-Empresas (“0-800-Business”), to improve efficiency in the sale of products and services. In the Government sector, the unit’s main achievements include: (i) consolidation of alliances with Government institutions and state universities, as a business strategy to ensure revenue growth and diversification; (ii) relaunching of the commercial relationship with PDVSA and the hydrology sector; (iii) expansion of installation of data services and Digital Video Network Services; and (iv) installation of corporate cellular lines in the financial sector and increased penetration in the WAN networks market. During 2004, this unit achieved a 60% increase in Broadband services for enterprises with a special focus on Small and Medium Enterprises, the launch of new products with learning content, and the launch of “Dónde estás empresarial” (“Where are you-Business”) that provides Internet-based vehicle tracking services throughout the country using Code Division Multiple Access (“CDMA-1X”) mobile and Global Positioning System (“GPS”) satellite technology.

CANTV Mass Markets. This unit serves our residential customers. Its objective is to offer innovative products and services through new technical platforms that promote customer usage and loyalty. Specifically, the unit is focused on satisfying its subscribers through: (i) improvements at customer service offices and external collection booths; (ii) optimizing our call center operators’ response times; (iii) creation of new, customer friendly international and national access plans; (iv) implementation of new, market-responsive local tariff plans; and (v) expansion of sales channels through the implementation of the external collection booths. The unit was responsible for the highest residential lines increase achieved in the last seven years. This 10.8% increase was supported by our fixed wireless offer “CANTV Listo”; new usage management alternatives for customers including credit limits and selective migration to prepaid plans; the launch of our “Habla por llamada” (“Talk by Call”) payment plan that replaced per minute charges with a monthly fee for 100 calls regardless of length; and Short Message Services (“SMS”) from Movilnet to CANTV, launched in June 2004 (see below), that lets customers send short messages from their cellular handsets to fixed telephones. Finally, new franchise business models and commercial alliances have helped to increase the number of Telecommunication Centers to 518 by the end of 2004.

CANTV Telecommunications Operators. This unit serves telecommunication operators, Internet service providers and other value-added service providers. Additionally, it negotiates and settles agreements with international operators for incoming and outgoing voice traffic. Its strategy is to: (i) position itself as the preferred “carrier’s carrier” using the Company’s current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices; (iii) develop long-term strategic alliances; and (iv) maximize the efficiency of the Company’s interconnection facilities while minimizing costs. This unit is responsible for the interconnection agreement negotiations, which stipulate the terms for interconnection between CANTV’s basic network system and other voice operators. Additionally, this unit is continuously developing specific packages to encourage other telecommunications service providers to use the Company’s retail products and/or services. It actively develops specific packages to encourage other telecommunications service providers to use the Company’s network. This unit continues to strengthen its position in both the national and international data transmission markets through the introduction of new services designed to increase domestic and international traffic. During 2003, this unit renegotiated the Telcel interconnection agreement (executed in January 2004). The revised contract reduced costs and better manages the relationship between both companies. Together with CANTV.Net, this unit participated during 2003 in the Voice over Internet Protocol (“VoIP”) platform launch to capture international incoming traffic through Internet Protocol (“IP”) technology, at a lower cost for users. During 2004, this unit executed an agreement with Codetel International Communications (CIC), a Verizon Group company based in the U.S.A., to launch a North American prepaid calling card called “Isla Margarita” in the state of Florida, U.S.A. In addition, Roaming International service was expanded through the agreements, among others, with BellSouth Colombia, Telefónica Centroamericana Guatemala, Telefónica Centroamericana El Salvador, Altel USA and Telus Mobility Canada.

Continuing to Expand Wireless Services. The Company, through its wholly-owned subsidiary Movilnet, continues to expand its wireless communications business. The Company seeks to increase the revenues and margins of its wireless business by: (i) minimizing customer acquisition costs; (ii) continued introduction of attractive, cutting edge products to the Venezuelan market; (iii) continued development of the wireless data market; (iv) expanding geographic coverage and concentration in key markets; (v) improving Movilnet’s market position through increased segmentation; and (vi) centralizing marketing efforts and client service functions to better focus on customer care, build loyalty and improve customer satisfaction. During 2001 Movilnet began overlaying a third generation CDMA-1X network to operate simultaneously with its existing Time Division Multiple Access (“TDMA”) network. Movilnet launched the CDMA-1X technology platform in November 2002, which provides high-speed wireless data transmission and wireless Internet access. The CDMA-1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient usage of its voice spectrum. The network increases capacity by approximately 30% as compared to TDMA. CDMA-1X provides a clear roadmap to high-speed data services, allowing the Company to broaden its services and products portfolio. During 2004, the footprint of the CDMA-1X network equaled the TDMA footprint and the Company introduced a commercial program to progressively migrate its TDMA customer base to the new CDMA-1X technology. Most of the Company’s new customers are adopting the new technology. The Company launched “ABA móvil” in 2004. This product offering is based on Evolution Data Optimized (“EVDO”) technology, which offers mobile high-speed broadband Internet access. Movilnet is the pioneer in offering mobile broadband in Venezuela and is the second carrier to provide this advanced service in Latin America. EVDO strongly positions the Company as Venezuela’s leader for innovative third generation cellular services (“3G”). In addition, the Company launched “Dónde estás” service (“Where are you?”), a nationwide, Internet-based vehicle tracking service using CDMA-1X mobile and GPS satellite technology. The Company also launched the service “*Compras” that allows prepaid customers to recharge their balances through three local financial institutions. During 2004, CANTV continued to closely coordinate its marketing efforts with Movilnet’s to better serve its large corporate customers and make more efficient use of marketing resources.

Growing Data Transmission and Value-Added Services. The Company provides various telecommunications services, including data transmission and an array of value-added services such as voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), direct long distance calling services to other countries, video conferencing, “web page” hosting, enhanced fax service, audio text, countrywide 900 service, Televoting, Telecontest and other intelligent network and data capabilities that all increase network utilization. The Company plans to offer additional value-added services in the future and seeks to capture the largest share of this market by leveraging its existing infrastructure and its relationships with major shareholders, and being the first to offer new telecommunications services in Venezuela. The Company provides mobile prepaid service which allows customers to make local, domestic and international long distance calls from any telephone. This mobile prepaid service uses the “Única” payment system already used by Movilnet, CANTV and CANTV.Net for other prepaid services.

Consolidating its Position as the Preferred Internet Service Provider and Broadband provider in Venezuela. The Company seeks to remain the recognized market leader in the provision of Internet services. Its strategy to retain the largest share of this high-growth market includes the development of an advanced services platform and integrated services network. The Company actively targets the development of Internet services in the corporate market by emphasizing long-term partnerships and delivering reliable and secure services aimed at delivering the promises of the e-economy. It also continues to deliver and market its Internet services to medium- and-small sized companies as well as the broader consumer market.

Achieving “World Class” Efficiency Standards. The Company has made substantial progress in reducing its costs and increasing productivity. Between December 31, 2000 and December 31, 2004, CANTV reduced its workforce by approximately 31.0% and increased the number of access lines in service per CANTV employee by 91.5%, from 235 to 450. To facilitate the reduction in personnel, the Company implemented special retirement programs. Other notable achievements include the continuous improvement of internal controls, consolidation of operator centers, and centralization of the Company’s ordering and procurement processes. The Company seeks to enhance the quality of its workforce through training programs, improved hiring practices and analysis of employee capabilities. The Company believes that these measures, in combination with the ongoing improvement of its network infrastructure, should facilitate additional substantial improvements in efficiency and productivity.

Leading the Implementation of a Fair and Balanced Regulatory Framework. The Company seeks to promote an equitable regulatory framework that will support the continued development of Venezuela’s telecommunications infrastructure. To that end, the Company seeks to ensure that it is fairly compensated for providing access to its network. The Company has reached interconnection agreements with a number of competitive service providers and seeks to become Venezuela’s preferred carrier by leveraging its extensive countrywide fiber optic “backbone.”

Branding. As part of the Company’s brand unification strategy, Movilnet and CANTV.Net changed their logos in April 2001 to resemble CANTV’s logo. In 2004, using the same graphics and font, Movilnet adopted a new slogan “más Movilnet, más vida” (“more Movilnet, more life”) and a new co-branding logo emphasizing the relationship between CANTV and Movilnet. This repositioning effort aims to increase the Company’s appeal to the youth and high value segments while highlighting the quality of the cellular network. The Company continues to take advantage of its relationship with Verizon in order to benefit from its strengths in processes, systems and resources to improve the Company’s own competitive position. In June 2005, CANTV launched a new slogan “abrimos horizontes” (“we open horizons”), with the purpose of opening new ways of communication, anticipating and responding to the needs of the Venezuelan community. CANTV plans to develop and improve its services and products with a view to provide the means of communication for more people and companies, and thus open new opportunities for them.

Business Overview

Capital Expenditures

The Company made capital expenditures of approximately U.S.$442 million, U.S.$364 million, U.S.$368 million, U.S.$68 million and U.S.$277 million in 2000, 2001, 2002, 2003 and 2004, respectively. The Company is planning capital expenditures of approximately U.S.$425 million in 2005. Expenditures are directed towards sales (68%), operations support (3%), overhead (4%), network and maintenance (17%) and systems (8%). The Company is in the position to fund through internally generated cash its 2005 capital expenditures. Capital expenditures in the 2005 to 2009 planning period will depend on the economic environment and will continue to be directed towards network optimization, systems platforms and the launch of new services. The Company plans to continue to focus its capital investments on the high growth wireless, broadband Internet service, data transmission and e-business markets.

Breakdown of Revenues by Category of Activity

The breakdown of revenues by category of activity for each of the last three years is included in Item 5. “Operating and Financial Review and Prospects — Results of Operations for the Years Ended December 31, 2002, 2003 and 2004.”

Domestic Telephone Services

Domestic telephone services include local and domestic long distance and public telephone services, as well as monthly charges and installation. These services accounted for 30.6% of the Company’s total 2004 operating revenues.

Local and Domestic Long Distance Services

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances until November 27, 2000. As of December 31, 2004, CANTV’s domestic telephone network included 3,108,797 installed lines and 3,060,041 access lines in service extending throughout Venezuela.

The following table provides information relating to the development and improvement of the Company’s domestic telephone system over the most recent five years:

	As of December 31,
	2000	2001	2002	2003	2004
Lines installed	3,074,506	3,093,110	3,128,453	3,126,275	3,108,797

Access lines in service: (1)
Non-residential	627,785	621,369	597,734	578,448	604,432
Residential	1,892,801	1,970,161	1,970,548	1,986,603	2,201,345
Public telephones	85,016	87,748	90,211	92,011	95,261
ADSL (2)	4,473	17,884	46,870	76,847	159,003

Total	2,610,075	2,697,162	2,705,363	2,733,909	3,060,041

Percentage of access lines in digital exchanges	72.9%	79.8%	80.2%	82.6%	83.2%

Access lines in service per 100 inhabitants	10.7	10.9	10.7	10.6	11.7

(1)	References to “access lines in service” are to lines billed.
(2)	ADSL means Asymmetrical Digital Subscriber Lines.

During 2001, the number of access lines in service increased by 3.3%, driven by an increase of approximately 132,000 prepaid residential lines, and partially offset by a decrease of approximately 61,600 postpaid lines. During 2002, the number of access lines in service increased by 0.3%, driven by an increase of approximately 29,000 ADSL lines and partially offset by a decrease of approximately 23,600 non-residential lines. During 2003, the number of access lines in service increased by 1.1%, driven by an increase of approximately 30,000 ADSL lines and approximately 16,000 residential lines, partially offset by a decrease of approximately 19,300 non-residential lines as a result of business closures. During 2004, the number of access lines in service increased by 11.9%, driven by an increase of approximately 82,000 ADSL lines and approximately 215,000 and 26,000 residential and non-residential lines, mostly in the prepaid segment. Additionally, penetration increased from 10.7 lines per 100 inhabitants in 2000 to 11.7 lines per 100 inhabitants in 2004 as a result of an increase in access lines over 10 times the population growth.

Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and replaced obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network to 83.2% as of December 31, 2004. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. See “— Regulatory Framework — Regulation and the Concession.”

During 2001, lines installed increased slightly by 18,604 (0.6%) from 3,074,506 lines as of December 31, 2000 to 3,093,110 lines at December 31, 2001. This increase reflects the success of the prepaid platform combined with fewer permanent disconnections, as a result of management’s continued aggressive focus on collections. The Company reassigns disconnected lines to new customers following upfront, qualifying credit history checks. See “— Billing.”

The number of lines installed during 2002 increased slightly by 35,343 (1.1%) from 3,093,110 lines at December 31, 2001 to 3,128,453 lines at December 31, 2002, and was also driven by the success of the prepaid platform combined with fewer permanent disconnections.

The number of lines installed during 2003 decreased slightly by 2,178 (0.1%) from 3,128,453 lines as of December 31, 2002 to 3,126,275 lines as of December 31, 2003, and decreased by 17,478 (0.6%) to 3,108,797 at December 31, 2004. These decreases were the result of network optimization through the retirement of analog lines which were partially migrated to digital lines.

The Company has continued to upgrade the network’s technological infrastructure in order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers. These advanced services include SMS, 46,380 caller ID licenses installed for 144,552 additional customers and 3,222 ports for Data services in five nodes of Video Matrix for TV broadcast over ATM Frame Relay platforms, which are currently in service and available for commercialization for video transportation. The OPENCALL platform was implemented for prepaid voice services in 2004. The Company implemented ATM Frame Relay platforms in the second half of 1997. Additionally, the Company has installed the advanced Signaling System 7 (“SS7”), an intelligent network platform. These technologies enhance the Company’s ability to provide high-speed data transmission services to its customers, as well as enhanced services including caller ID, automatic calling card validation, automatic redial and call forwarding through its local tandem, domestic and international long distance switches. The Company completed the deployment of SS7 during 2004. During 1999, the Company began installing Digital Loop Carriers (“DLCs”), which provide voice, data and video services and allow for the introduction of other potential future services. DLC technology will provide the current network with significant intelligence functionality and enhance our existing transmission resources’ (copper, fiber optics, radio, etc.) and switching exchange plant’s capabilities. Specifically, DLCs allow line concentration and voice transmission services to remote locations as well as data transmission services in high concentration commercial areas. The Company upgraded 12,480, 14,520, 11,470, 5,627 and 4,854 lines to DLCs during 2000, 2001, 2002, 2003 and 2004, respectively, and expects to upgrade approximately 1,224 additional lines in 2005. As of December 31, 2004, 32,995 DLC lines are in service.

In order to provide high-speed services, the Company employs fiber-optic technology for the transmission of voice, data and video through the installation of an inter-urban high capacity broadband fiber-optic network. The Company’s telecommunications network, currently consisting of four rings, is being extended to cover the telecommunications needs of the southeastern part of Venezuela. The Company has also built and designed a total of six urban rings in two of the major cities of Venezuela – five urban rings in Caracas and one in Maracaibo. Additionally, the Company installed interurban Dense Wave Division Multiplex (“DWDM”) transmission equipment and a fiber-optic network in Guatire – Higuerote area in connection with the Centro Nacional de Telecomunicaciones (“CNT”) (National Telecommunications Center) – Camurí ring. During 2004, the Company completed the installation of two DWDM urban rings (East and West Caracas rings) and Costa Oriental del Lago and El Volcán – CNT rings. When completed, the fiber-optic network will consist of strategically deployed rings connecting all major cities and most large corporate customers in Venezuela, providing higher reliability for the Company’s domestic and international telecommunications systems. The Company plans to use the fiber optic network as its “backbone” while maintaining its digital microwave network for redundancy.

The Company continuously seeks to enhance customer service and product offerings. The Company has been aggressively installing Asymmetrical Digital Subscriber Lines (“ADSLs”) throughout Venezuela beginning in 2002. During 2004, ATM interconnection between Acarigua and Barquisimeto was completed to improve transmission of ADSL service. A total of 206,623 ports are currently in service and 59,104 available for commercialization in 241 offices, including Caracas. CANTV.Net offers high-speed Internet access using the Company’s ADSLs.

The Company’s revenues from local and domestic long distance telephone services consist of installation and activation charges for new lines, basic monthly charges, usage charges, public telephone usage and equipment sales. As of December 31, 2004, non-residential customers represented 19.8% of access lines in service and accounted for 50.4% of 2004 local and domestic long distance revenues. Usage revenues constituted 55.7% of the Company’s local and domestic long distance revenues in 2004.

The Company’s local and domestic long distance traffic for the years 2000 to 2004 is presented in the table below:

Domestic Service Usage
Year	Total Local and Domestic Long Distance Minutes of Use (millions)	Minutes of Use per Average Access Line
2000	16,711	6,432
2001	17,168	6,470
2002	17,493	6,476
2003	15,996	5,882
2004	16,470	5,685

Total minutes of use of the Company’s domestic services increased during the period 2000 through 2002 mainly due to a net increase of lines in use. Minutes of use per average line in service increased during the period 2000 through 2002 due primarily to lower domestic long distance rates in real terms and the Noches y Fines de Semana Libres (“Free Nights and Weekends”) flat rate plan for domestic long distance. During 2003 and total domestic service minutes of use and minutes of use per average access line decreased due to the migration of postpaid clients to prepaid plans. Prepaid customers typically generate lower-usage per access line. During 2004, total domestic service minutes of use increased due to a higher customer base while minutes of use per average access line decreased.

In October 2002, the Company launched a new Domestic Long Distance, Noches y Fines de Semana Ampliado (“Expanded Nights and Weekends”) plan for postpaid residential customers providing for reduced fees and extended times during specified periods and holidays. Under the new Expanded Nights and Weekends plan, subscribers are entitled to an additional hour at night from Monday through Thursday and two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 28,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 31,900. On December 31, 2004, 141,113 customers used our Nights and Weekends plan. In May 2001, the Company launched a residential flat fee plan with unlimited local minutes. As of December 31, 2004, 107,850 customers had subscribed to this flat rate plan.

Public Telephones

As of December 31, 2004, the Company owned and operated 95,261 public telephones located throughout Venezuela, of which 77.9% are operating with prepaid cards. As part of its strategy to improve customer service and operating results, the Company relocated less productive public telephones to high traffic areas during 2004. Additionally, during 2004, the Company started the deployment of a new public telephone technology that allows its customers to use public telephones via a new “Única” prepaid card with a magnetic band to replace the current “Chip” cards. The Company will continue with the deployment of this public telephone technology during 2005.

CANTV sold 15.7 million prepaid cards for public telephony usage during 2004, a 35.4% decrease as compared to 2003. This decline was primarily the result of lower usage, competition and customer migration to the Company’s Telecommunication Centers.

Telecommunication Centers

The Company facilitates public access to telecommunications services via its Telecommunication Centers program. These Centers offer various communication services supported by the best technology and customer service.

Telecommunication Centers are franchises operated by third parties with technical support from the Company and are required to meet contracted quality standards. Under these agreements, the strategic allies are required, among other things, to offer, provide and commercialize the Company’s services and products; to maintain the equipment, and operate in compliance with the Company’s procedures, standards and instructions. These centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, bank draft payments, electronic sales points, mailing services and copying and faxing services. The Company is currently facing competition in this market from another operator. The Company is implementing a set of initiatives in response, including fostering the growth in the number of Telecommunication Centers by enhancing the franchise agreements. Telecommunication Center franchises have grown to 518 as of December 2004, a 14.1% increase over December 2003.

The Company is required to pay the commissions established by type of service rendered, provide the necessary information, procedures and guidelines, as well as the equipment, systems and other material. The payment of the Telecommunication Centers franchises includes an initial fee for the use of the CANTV brand as well as continuing technical and operating assistance This fee is recorded as other wireline-related services revenues. Commissions paid to the Telecommunication Centers are recorded as a reduction of revenues in the corresponding caption, depending on the related services.

Rural Service

As of December 31, 2004, the Company had 1,595 satellite-based lines serving rural areas with satellite technology. The Company also provides rural services through wireless systems using the Movilnet platform and also by microwave radio-based stations. As of December 31, 2004, the Company had 1,140 lines using wireless technology and approximately 1,200 microwave radio-based lines. Out of the total 2,340 lines, 1,100 served residential customers and 1,240 were dedicated to public telephone services.

Interconnection Agreements

The Telecommunications Law and corresponding regulations require CANTV to provide interconnection to other telecommunications operators for originated and completed calls. Under the Interconnection Regulations (as defined herein), companies are required to work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See “— Regulatory Framework — Regulation and the Concession — Amendments to the Regulatory Framework.” The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless, wireline and rural operators establish points of interconnection between their networks and CANTV’s networks. As part of its overall strategy, the Company entered into four revised interconnection agreements in May 2001 with competing telecommunications operators and, since then, has signed ten new interconnection agreements relating to basic telecommunications and/or long distance services with companies authorized by CONATEL to provide such services. These CANTV agreements provide the terms and conditions of the interconnection between CANTV and other carriers’ networks. Prior to the enactment of the Interconnection Regulations, all interconnection agreement specifics were based on negotiations between the Company and other operators. Each new interconnection agreement must now provide certain rights and duties agreed by each operator thereunder with interconnection charges based on CONATEL’s suggested benchmark guidelines. Interconnection charges recently negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark guidelines, while interconnection charges for long distance operators equaled the values included in the benchmark guidelines. See “— Regulatory Framework — Regulation and the Concession — Amendments to the Regulatory Framework.” The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Current operators maintaining interconnection agreements with the Company are: Telcel, Digicel, Infonet, Digitel, Convergence Communications de Venezuela (“Convergence Communications”), Veninfotel Comunicaciones, C.A. (“Veninfotel”), Entel, Multiphone de Venezuela, C.A. (“Multiphone”), Totalcom Venezuela C.A. (“Totalcom”), Etelix, Telecomunicaciones New Global Telecom, S.A. (“New Global Telecom”), LD Telecom Comunicaciones C.A. (“LD Telecom”), Convergia Venezuela S.A. (“Convergia”) and Corporación Intercall, C.A. (“Corporación Intercall”). Some differences related to exchange rates used by CANTV for billings to other operators, such as Digitel, LD Telecom, Multiphone and Venifotel, were positively resolved and included modifications to the interconnection agreements.

International Long Distance Services

The Company’s international services include voice, video and data communication services and represent 2.7% of the Company’s 2004 operating revenues. The largest of these services are international voice service and international IP access service.

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. Subsequent to that date, some other operators have obtained licenses from CONATEL to develop international long distance services.

The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization (“INTELSAT”), in which CANTV previously had a 1.12% interest before the sale of the investment in early 2005. See Item 8. “Financial Information — Subsequent Events.” Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals (“VSAT”) service. As of December 31, 2004, the Company owned 16.14% of the Americas I and 4.42% of the Columbus II fiber optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to western Europe. As of December 31, 2004, the Company owned 4.18% of the Pan American system and 5.96% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.47% of the Columbus III system. The Columbus III cable system connects the United States to Europe. In addition, the Company has a minor participation in 10 other submarine cable systems: Antillas I, Arcos I, ECFS, Eurafrica, Rioja, Taino Caribe, TAT-12/13, TCS-1, TPC-4 and Unisur.

As of December 31, 2004, the Company had 31,565 international long distance circuits in service for voice, video and data. Of the Company’s international circuits in service, 98.21% were provided through submarine cable, 0.65% were provided via satellite and 1.14% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

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

The Company’s international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for 2000 through 2004:

International Service Usage
Year	Outgoing Traffic (millions of minutes)	Outgoing % Growth	Outgoing Traffic per Average Access Lines (minutes)	Incoming Traffic (millions of minutes)	Ratio of Incoming to Outgoing Traffic
2000	187.9	15.6	72.3	366.8	1.95
2001	214.6	14.2	80.9	339.7	1.58
2002	212.3	(1.1)	78.6	228.0	1.08
2003	211.1	(0.6)	77.6	208.4	0.99
2004	235.5	11.6	81.3	227.7	0.97

During 2000, outgoing traffic increased 15.6% due to a significant reduction in the international long distance rates. In 2001, outgoing traffic also increased 14.2% as a result of lower international rates as well as our introduction of the País Preferido (“Preferred Country”) long distance calling plan. This plan provides customers with a choice of up to five countries and a discount of up to 20% for calls made to selected countries. As of December 31, 2004, 141,113 customers had subscribed to the Preferred Country plan. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers. In 2002 and 2003, outgoing traffic decreased 1.1% and 0.6%, respectively, mainly as a result of the incorporation of new operators offering international long distance services as well as the use of other voice transmission mechanisms such as data circuits. The decline in incoming traffic of 37.9% during the period 2000 through 2004 was mainly related to a reduction in traffic from U.S. carriers. During 2004, outgoing and incoming traffic increased 11.6% and 9.3%, respectively, as a result of aggressive pricing strategies designed to respond to the increasing competition. Some international carriers have been increasingly bypassing Venezuela’s international traffic termination with CANTV as several competitors have entered the market in who adopted aggressive pricing strategies to capture market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors.

In 2004, 35 direct Time Division Multiplexing (“TDM”) and VoIP routes to 26 countries accounted for approximately 60% of the Company’s international traffic. Transit centers in the United States, Italy and Canada, which provide for indirect routing of international calls to 160 countries, accounted for the remaining 40% of traffic. The Company’s largest international traffic routes are between Venezuela and North America (the United States, Mexico and Canada), South America (Colombia), and Europe (Spain and Italy), which accounted for approximately 72% of 2004 international traffic.

The Company is also installing the New Generation Network for International VoIP services which will replace 23,084 analog lines.

The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 2000 through 2004:

	Year Ended December 31,
	2000		2001		2002		2003		2004
Outgoing international long distance minutes:

North America	77.6	14.0%	87.1	15.7%	62.6	14.2%	73.5	17.5%	100.4	21.7%
South America	58.8	10.6%	67.8	12.2%	72.9	16.6%	65.5	15.6%	71.2	15.4%
Europe	39.1	7.0%	45.0	8.1%	64.3	14.6%	56.2	13.4%	43.6	9.4%
Others	12.4	2.2%	14.7	2.7%	12.5	2.8%	15.9	3.8%	20.3	4.3%

Total	187.9	33.8%	214.6	38.7%	212.3	48.2%	211.1	50.3%	235.5	50.8%

Incoming international long distance minutes:

North America	252.2	45.5%	220.7	39.8%	122.2	27.8%	123.3	29.4%	148.2	32.0%
South America	51.5	9.3%	55.5	10.0%	47.0	10.7%	39.5	9.4%	40.9	8.8%
Europe	47.1	8.5%	49.0	8.8%	44.7	10.1%	29.8	7.1%	28.5	6.2%
Others	16.0	2.9%	14.5	2.7%	14.1	3.2%	15.8	3.8%	10.1	2.2%

Total	366.8	66.2%	339.7	61.3%	228.0	51.8%	208.4	49.7%	227.7	49.2%

Wireless Services

As of December 31, 2004, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communication services in areas that covered approximately 81.1% of Venezuela’s population. Movilnet provides these services pursuant to a 1992 cellular concession (the “Cellular Concession”) which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately U.S.$82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The Telecommunications Law eliminated the former annual cellular concession fee and subjects cellular service providers to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual tax for cellular services providers will be 4.8% of annual revenues. The following table sets forth the taxes for cellular services providers:

	2000	2001	2002	2003	2004	2005	2006
Concession tax	10.0%	N/A	N/A	N/A	N/A	N/A	N/A
Activity tax	N/A	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Tax to cover CONATEL’s activities	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax for spectrum allocation (1)	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax to create the Universal Service Fund	N/A	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Tax for the Telecommunications Training and Development Fund	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Cellular supplemental tax	N/A	4.5%	3.5%	2.5%	1.5%	0.5%	N/A

	10.0%	9.3%	8.3%	7.3%	6.3%	5.3%	4.8%

(1)	The specific methodology of calculation was established by CONATEL in February 2002. However, the tax for spectrum allocation that resulted from this methodology cannot exceed the established maximum of 0.5% under the Telecommunications Law.

The following chart provides information regarding the growth of Movilnet’s subscriber base and traffic from 2000 to 2004:

	Year Ended December 31,
	2000	2001	2002	2003	2004
Number of subscribers:
Postpaid	207,134	207,216	201,108	200,651	221,938
Prepaid	1,498,856	2,254,285	2,359,610	2,480,423	2,884,425

Total	1,705,990	2,461,501	2,560,718	2,681,074	3,106,363

Traffic (in millions of minutes) (1)(2)	1,557	2,127	1,417	1,681	2,062
Penetration (3)	7.0%	9.9%	10.1%	10.4%	11.8%

(1)	Billed minutes (collect and incoming).
(2)	Interconnection incoming minutes excluding minutes from CANTV. For years 2000 and 2001, incoming minutes from CANTV could not be determined.
(3)	Customers as a percentage of total population.

Wireless service is one of the Company’s fastest-growing businesses. As of December 31, 2004, Movilnet served 3,106,363 customers, which represented an estimated market share of approximately 42%. The number of customers served by Movilnet has increased by a compounded annual growth rate of 16.2% from December 31, 2000 through December 31, 2004. The Company markets its wireless services through a network of agents and the Company’s commercial offices. As of December 31, 2004, the number of postpaid subscribers increased by 21,287 or 10.6% compared to 2003, while the number of prepaid subscribers increased by 404,002 or 16.3%. As of December 31, 2003, the number of postpaid subscribers slightly decreased by 457 or 0.2% compared to 2002, while the number of prepaid subscribers increased by 120,813 or 5.1%. As of December 31, 2002, the number of postpaid subscribers slightly decreased by 6,108 or 2.9% compared to 2001, while the number of prepaid subscribers increased by 105,325 or 4.7%. As of December 2001, the number of postpaid subscribers was maintained while the number of prepaid subscribers increased by 755,429 or 50.4% from December 31, 2000.

Wireless service postpaid customers are charged an activation fee, a basic monthly charge, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are charged an activation fee and usage fees on a per-minute and per-second basis. In 2000, Movilnet introduced a per-second plan for postpaid and prepaid services. Movilnet operates on a “calling party pays” system under which customers are charged only for calls they originate with the exception of international roaming charges derived from customers receiving calls when they are out of Venezuela. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers, primarily from its interconnection agreement with CANTV.

Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, national and international roaming, and Mobile Data Solutions using CDMA-1X technology. Movilnet has continually sought to enhance the services and features of its wireless network and intends to be a leader in 3G wireless services through the introduction of new services and advanced product offerings.

During 1999, Movilnet launched a number of new services and products, including wireless data transmission services (“Movidata”), value-added services such as “Moviltexto” and SMS. During 2000, Movilnet launched Wireless Access Protocol (“WAP”) for both postpaid and prepaid customers. This product provides wireless Internet services for a flat monthly fee. During 2001, Movilnet introduced new services such as “Sónico” (“Sonic”) tones and icons and “Habla Más con Mucho Más” (“Talk more with much more”). During 2002, Movilnet launched several SMS products like “Chat” designed to realize synergies from the demand for SMS, similar to Internet chat; “Juegos” (“Games”) and “TV/radio Interactivo” (“Interactive TV/radio”). The increasing interest in wireless data transmission came as a response to the evolution of wireless networks 3G cellular services. In addition, Movilnet has a web portal, a personal mobile Internet portal through a wireless phone that allows Movilnet’s customers to receive and read selected information including web pages and to receive and send e-mail messages. In May 2002, Movilnet and other wireless operators began interconnecting their SMS platforms. During 2003, Movilnet also launched several SMS products like “e-mail en tu celular” (“e-mail on your cellular”) designed to send and receive e-mails with a CANTV.Net account, “Tienda Movilnet” (“Movilnet Shop”) for the purchase of handsets via the web, “Servicios 3G” (“3G Services”) for downloading 3G services in certain CDMA-1X handsets and “Consulta tu Saldo” (“Consult your balance”) for the review of balances of CANTV and Movilnet accounts via SMS. Other products based on the same technology are planned to be launched in 2005. During 2005, Movilnet launched “Dónde estás” (“Where are you?”), a service based on the combination of CDMA-1X mobile and GPS satellite technology, that provides vehicle tracking via the Internet throughout the country, “*Compras” that allows prepaid customers to recharge balances through three financial institutions, and “ABA móvil”, based on EVDO technology, which offers a mobile High-Speed Broadband Internet Access.

Movilnet is continually developing applications to support its migration strategy into advanced data services. In 1996 Movilnet installed nationwide TDMA digital technology. In November 2002, Movilnet launched a nationwide CDMA-1X technology platform which provides high-speed wireless data transmission and wireless Internet access. CDMA-1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient use of voice spectrum. During 2004 the footprint of the CDMA-1X network equaled the TDMA footprint. During 2004, the Company introduced a commercial program to progressively migrate its TDMA customer base to the new CDMA-1X technology. Most of the Company’s new customers are adopting this technology. Compared to TDMA, CDMA-1X technology offers superior voice quality, terminal availability and diversity, cellsite capacity, data capacity, and a smoother transition to 3G and concurrent voice and data services. Movilnet currently provides wireless services utilizing switching equipment and radio base stations for TDMA and CDMA technologies provided by Ericsson LM Tel. Co. and Lucent Technologies, Inc., respectively. The Company believes that the CDMA-1X technology will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. Movilnet is the pioneer in offering EVDO mobile broadband in Venezuela and is the second carrier to provide this advanced service in Latin America, which represents significant progress in strongly positioning the Company with innovative 3G cellular services compared to other competitors.

The Company has agreements with third parties to act as exclusive authorized agents to sell its wireless services to new customers. Under these agreements, the authorized agents are required, among other things, to offer, render and commercialize wireless services, value-added services, terminal equipment and related accessories, meet sales targets, and comply with the Company’s procedures, standards and instructions. The Company is required to pay the commissions established by type of service rendered, which are recorded as a reduction of revenues in the corresponding caption.

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

Data Transmission

The Company’s data transmission services are provided through high-capacity private links, which as of December 31, 2004, consisted of 44,921 circuits serving 2,094 private line customers. As part of its strategy to win and retain large corporate customers, the Company is implementing Virtual Private Network (“VPN”) technology and intends to encourage its use by private line customers. VPN technology should enable the Company to provide higher quality dedicated services while improving network efficiency and to better compete with the other data transmission service providers. In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. As of December 31, 2004, the Company had 159,003 ADSL subscribers, which reflects a 106.9% increase in our customer base from 2003.

Value-Added Services and Other Services

The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800 number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, web page hosting, enhanced fax service, audio text, 900 service in all parts of the country, data transmission services, computer network management, professional services, including outsourcing of telecommunications networks, and other intelligent network and data capabilities, all of which lead to higher usage of the Company’s network. The Company aims to capture the largest share of the market for value-added services by using its existing telecommunications resources and leveraging its relationship with Verizon.

Internet Access

The Company provides Internet access service through its wholly-owned subsidiary, CANTV.Net. CANTV.Net provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV.Net is the largest Internet service provider in Venezuela, serving 362,569 subscribers as of December 31, 2004. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, VPN, e-commerce solutions, portal kits and integrated products that include PCs, Internet access, financing facilities and prepaid Internet access. In addition, CANTV.Net also offers a prepaid card for Internet access.

As of December 31, 2004, the Company had a router platform that operated at 34 locations, with a Wide Area Network (“WAN”) broadband and STM-4/ATM interfaces capacity of up to 1,482 Mbps, which is used for dial-up and ADSL Internet access. Additionally, CANTV.Net’s international broadband capacity is 680 Mbps and it currently plans to continue increasing its capacity in 2005. Access to this capacity is provided by broadband technologies that facilitate multimedia and business applications such as Frame Relay and ADSL.

Directory Information Services

The Company provides telephone directory information services through its 80%-owned subsidiary Caveguías (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguías publishes telephone directories (“White Pages”) and business directories (“Yellow Pages”). It also operates an Internet portal that provides on-line access to the Company’s directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. During 2003, Caveguías launched the Travel Guide, which provides tourism information, and the Mobile Guide, which gives cellular users access to commercial information and local, regional and national services. During 2004, Caveguías designed and published four specialized guides for shopping malls, entertainment, beauty and health and other events, and the oil industry (Oil Guide CANTV). It also launched city map search in 2004 to facilitate address searches. Caveguías derives revenues from sales of advertising space in its printed and electronic directories. Advertisers in the Company’s printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguías currently competes with all other major media suppliers in the sale of advertising.

Property, Plant and Equipment

The Company’s property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2004, the Company’s fixed assets comprised network facilities (77.6%), buildings and facilities (17.7%), other support assets (3.8%) and construction work in progress (0.9%).

The Company provides local, national and international telecommunications services in Venezuela through a full service telecommunications network. Pursuant to an expansion and modernization program, the Company currently maintains approximately 3.1 million access lines in service and has increased its wireless subscriber base from 1,705,990 to 3,106,363 from December 31, 2000 to December 31, 2004. The percentage of digital access lines installed in the Company’s network has increased to 83.2% as of December 31, 2004. All of the Company’s international and domestic long distance switches are digital.

Capital investments during 2004 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of its CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in its Acceso a Banda Ancha (“ABA”) (Broadband Access) ADSL lines and other data product lines; and (iii) the integration and transformation of the Company’s information systems. The latter will provide the necessary system functionality to support the Company’s projected service offerings and improve operating performance. 2003 capital expenditures levels reflected the Company’s conservative approach towards investment given Venezuela’s then second year of economic and market contractions. The Company’s 2005 capital expenditures are expected to be funded through internally generated cash.

In addition, the Company provides private network, data, public telephone, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company’s network, see “—Domestic Telephone Services,” “— International Long Distance Services,” “— Wireless Telephone Services” and “— Other Telecommunications-Related Services.”

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

Rates

Refer to “— Regulatory Framework — Regulation of Tariffs” for a discussion on the regulatory framework affecting the Company’s rates.

The following table sets forth information regarding the constant average rates charged by the Company for local and domestic long distance service, international long distance service, public telephone service and wireless services for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,
	(Expressed in constant bolivars as of December 31, 2004)
	2002	2003	2004
Installation (1):
Residential	93,808	79,741	65,435
Non-Residential	101,624	95,450	92,280
Basic monthly recurring charge:
Residential (2)	19,819	18,515	15,721
Non-Residential	30,126	29,766	29,445
Local usage (per minute):
Residential (2)	44	35	28
Non-Residential	55	50	48
Domestic long distance (per minute) (3):
Residential	213	180	150
Non-Residential	230	222	206
International long distance (per minute) (4):	764	586	493
Public telephone service (per minute):
Local call (5)	43	43	50
Domestic long distance (5)	175	172	185
Interconnection – fixed to mobile
Local usage (per minute)	365	390	360
Domestic long distance (per minute)	552	447	362
Interconnection – mobile to fixed
Local usage (per minute)	37	43	39
Domestic long distance (per minute)	185	230	137
Wireless telephone service (6):
Activation fee	10,345	7,860	22,819
Basic monthly recurring charge	41,000	37,990	39,960
Usage:
Peak hour (per minute)	499	448	445
Off-peak hour (per minute)	300	145	132

(1)	Installation fees are one-time charges paid at the moment of the installation.

(2)	Weighted average of five plans offered. Represents charges for usage in excess of free minutes.
(3)	Weighted average per minute rates.
(4)	Weighted average per minute rates. International long distance rates do not vary between residential and non-residential customers.
(5)	Represents a per-minute charge.
(6)	Weighted average based on actual billing for total plans.

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the Telecommunications Law and further revised tariffs were published in the Official Gazette of Venezuela No. 37,454 on May 30, 2002, and were effective June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans, Limited Plan, Classic Plan, and Talk More for Less Plan. These three plans together with the existing Flat Rate Plan and a Prepaid Plan constitute what tariff regulation defines as mandatory plans and are required to be included in CANTV’s plans’ portfolio. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. The Limited Plan is designed to serve lower usage segments while the Talk More for Less Plan provides for lower local tariffs as usage increases. Pursuant to the revised 2002 tariffs, the rates for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%. The tariffs applicable for 2002 were expected to be effective on January 1, 2002. However, given the complexity of the change in residential plans combined with the devaluation of the bolivar in February 2002 and the political events in April 2002, the agreements were delayed until June 2002.

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

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed-upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. See Item 3. “Key Information — Risk Factors — Inflation, Tariff regulation and Price Controls”.

During 2003, no tariff increases in residential services were authorized, Local residential service tariffs were included in the price control decree in force since February 2003. The price controls provided for in this decree are managed by the Ministry of Production and Commerce. The act of subjecting of residential tariffs to price controls created a conflict as to which government agency was responsible for regulating residential services: CONATEL, as established in the Telecommunications Organic Law of 2000, or the Ministry of Production and Commerce, pursuant to the governmental price control decree. CANTV began administrative legal proceedings to resolve the conflict.

On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunication services market) despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL. CANTV is still waiting for tariff approvals. Approximately 49% of the Company’s revenues that are subject to regulation are currently being impacted by the absence of tariff approvals.

Revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective on April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile calls tariffs for residential, non-residential and public telephone services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% and 6.3% for residential and non-residential fixed to mobile tariffs and public telephony, respectively.

The Company’s revenues from local and domestic long distance telephone services consist of installation charges and charges for new lines, basic monthly recurring charges, usage charges, public telephone usage and equipment sales. All traffic is measured and billed based on duration and, in the case of domestic long distance calls, different tariffs apply based on the time of day when the call is made. A local and international call impulse is generated every 60 seconds. The call impulse for domestic long distance calls is generated every second. Nighttime consumption, which is less expensive than daytime consumption, is generally greater for residential customers.

At the beginning of 2000, CANTV offered three residential monthly rate plans: (i) the Basic Plan had the lowest monthly rate, included 60 free local minutes per month and charged relatively higher rates for additional local call minutes; (ii) the Intermediate Plan had a higher monthly rate, included 100 free local minutes per month and charged lower rates for additional local call minutes and (iii) the Premium Plan had the highest monthly rate, included 150 free local minutes per month and charged the lowest rates for additional local call minutes.

The Agreement by CANTV and CONATEL, effective March 23, 2000, increased the number of permitted plan offerings from three to six and reduced the number of free minutes to 40, 65 and 90 minutes from the 60, 100 and 150 minutes established in the basic, intermediate and premium plans, respectively, available in 1999. The three additional plans included a special plan for Internet users and a wireline prepaid plan. The Agreement provided for a single domestic long distance weighted average rate of U.S.$0.1875 per minute. The Agreement also advanced the rebalancing process by reducing the international long distance rates by a weighted average of 35%. The Agreement allowed for a 23% increase in public telephone rates. CANTV introduced the four new plans permitted by the Agreement and implemented the changes required by the Agreement effective March 23, 2000. Additional tariff adjustments on local services were permitted effective June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective on March 11, 2001 and a new tariff-setting system, which has been used in principle as the framework for the adjustment of the rates which the Company has charged since that date. Under the new tariff-setting system for 2001, the maximum tariffs could be adjusted upwards or downwards based on a formula tied to the WPI and the rate of devaluation (“ROD”) of the bolivar, with a higher weight given to the cumulative percentage change in the WPI. See “— Regulatory Framework — Regulation of Tariffs.” The first tariff increase became effective on March 11, 2001 and the second tariff increase became effective on July 1, 2001, both as published in the Official Gazette of Venezuela No. 37,146 on February 22, 2001. Revised tariffs for year 2002 pursuant to the tariff-setting system were established by CONATEL on May 21, 2002, published May 30, 2002 in the Official Gazette of Venezuela No. 37,454 and became effective from June 15, 2002. Under this new tariff scheme effective June 15, 2002, residential plans were reduced from seven to five, including a flat residential tariff and the prepaid services. The plans “Limited”, “Classic” and “Talk more for less”, replaced the five previous existing plans that had been effective through June 15, 2002.

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

By the end of 2000, the Company began the National Numbering Plan, which upgraded the Company’s national numbering system for both basic telephone and wireless services to world class standards. The National Numbering Plan changed the area codes from three to four numbers and this change was applied gradually in each region. This project migrated certain domestic long distance service areas to local area service and vice versa in 2002.

Revenues from international telephone services are primarily derived from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls carried on their networks once outside of Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside of Venezuela and carried through the Company’s network in Venezuela. The Company charges its customers for outgoing international long distance calls based on the destination country, duration and time of day of the call and whether the call is direct-dial or operator assisted (station-to-station or person-to-person). International long distance rates do not vary between residential and non-residential customers. Payments to and receipts from international operators for incoming and outgoing calls are made and received pursuant to bilateral agreements between the Company and foreign telecommunications operators or private carriers under the auspices of the International Telecommunications Union. Settlement agreements govern the rates of payment by the Company to the foreign carriers for the use of their facilities in connecting international calls billed in Venezuela, and by the foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The currency and rates of payment under such agreements are negotiated with each foreign carrier. Such settlement agreements generally require that outgoing traffic be routed among foreign carriers in the same proportion as those operators carry incoming traffic to Venezuela. The practice among carriers is for payments due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier in the country in which the call is billed. Settlements among carriers are normally made monthly approximately six months in arrears on a net basis. In most of each of the past several years, the Company received settlement payments from foreign carriers in excess of payments made to such carriers, except for 2004.

Users of public telephones in Venezuela pay for calls based on the duration and destination of the call. Through the first quarter of 1998, local calls from public telephones were charged to the user based upon a fixed rate for the first three minutes and a slightly higher rate for each minute thereafter. In April 1998, CANTV changed its tariff structure to bill all public telephone calls at a flat per minute charge. Domestic long distance calls from public telephones are charged based upon the time of day and the duration of the call at the non-residential rate. International long distance call rates are charged based upon the country destination and the duration at the non-residential rate. Public telephones, which are available to make international long distance calls, are located in strategic places such as tourist and high-traffic areas.

Wireless postpaid subscribers are charged an activation fee, a basic monthly charge, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during “peak” hours or “off-peak” hours. Movilnet offers its postpaid customers 18 service plans, which vary in terms of price and services. Prepaid customers are charged an activation fee plus per-minute and per-second usage based on the number of minutes and seconds purchased. The Company currently sells a unique prepaid card named “Única” that can be used for wireless, wireline and Internet service. Prepaid clients may use the “Única” prepaid card on any one service, but it must be activated for wireless services first to use the card for multiple services. Prepaid cards are sold in denominations of Bs. 5,000, Bs. 7,000, Bs. 10,000, Bs. 12,000, Bs. 15,000, Bs. 20,000, Bs. 25,000, Bs. 50,000 and Bs. 60,000.

Usage charges are based on a “calling party pays” principle under which Movilnet’s customers are charged only for calls they originate. Roaming charges are applied to customers receiving calls outside the receiving party’s home area. Movilnet charges CANTV an access fee for calls terminating on Movilnet’s wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV’s network. This access fee structure also applies to competing cellular service providers.

Billing

Since privatization, the Company has substantially improved its billing and collection systems by, among other things, providing detailed bills, issuing bills on a more timely basis, enabling payment through the Internet, offering credit card/debit card and bank draft payment options and significantly expanding the number of payment centers. Bolivar-denominated bills are sent to subscribers monthly. Large corporate customers may choose to receive their invoices in digital CD-ROM format.

Accounts receivable collections have been negatively impacted due to the deterioration in the Venezuelan macroeconomic environment since 1998. In response to this dynamic, the Company developed strict collections and credit policies requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2004, CANTV made 2,642,387 temporary disconnections and permanently disconnected 202,911 residential and non-residential lines compared with 3,174,682 and 331,171 lines temporarily and permanently disconnected, respectively, in 2003. Permanently disconnected lines are aggressively reassigned to new customers following upfront credit history checks. During 2004, the Company’s uncollectibles provision expense was Bs. 89.2 billion compared to Bs. 104.5 billion in 2003. The Company’s provision for uncollectibles represents 2.2% and 2.8% of total operating revenues as of December 31, 2004 and 2003, respectively. The introduction and significant increase of prepaid customers have contributed to the decrease in uncollectible expenses.

The Company’s collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date. Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently disconnected. CANTV charges a reconnection fee to the temporarily disconnected customers. Revenues from the reconnection charge were Bs. 17.0 billion for residential customers and Bs. 5.2 billion for non-residential customers for the year ended December 31, 2004. The Company also charges 12% per annum on overdue amounts from non-Government customers.

As of December 31, 2004, the average number of days that receivables remained outstanding was approximately 38 for wireline telecommunications customers, and 43 for wireless telecommunications customers. The methodology used to calculate the average number of days that receivables remained outstanding is the “Average Billing Method”, which consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by 30.

The average number of days that receivables remained outstanding from Government entities was approximately 166 days for wireline telecommunications and 186 for wireless telecommunications as of December 31, 2004, compared to 172 and 235 days, respectively, as of December 31, 2003. Accounts receivable from Government entities increased 31.7% during the year to Bs. 220,614 million at December 31, 2004 from Bs. 167,556 million at December 31, 2003.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of these budgeting processes and other reasons, a number of Government entities have not paid the Company on a timely basis for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. As a result, the loss in value related to amounts owed CANTV by Government entities is significantly greater than the amounts reflected as currently outstanding. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 86.1 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 13.2 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 96.3 billion related to amounts owed from prior years representing 49.5% of the outstanding balance at December 31, 2001. At December 31, 2002, Government entities owed the Company Bs. 126.8 billion, of which Bs. 65.8 billion was outstanding from prior years. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 81.6 billion. As of December 31, 2003, Bs. 28.8 billion aggregate principal amount of these bonds have become due and have been applied by the Company for the payment of certain taxes. During 2004, the Company received payments in the form of

Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7.7 billion, of which Bs. 5.3 billion was applicable to centralized Government entities and the remaining Bs. 2.4 billion to decentralized entities. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billing related to electoral processes. See Note 8 to the Audited Financial Statements. As a result of the effects of inflation and devaluation, the real value of amounts owed by Government entities to the Company has been reduced substantially.

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

Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2005, after the opening of the telecommunications market to competition, the Venezuelan Telecommunications market is composed of two integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel, Digicel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, Entel, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Comsat, Bantel, NetUno, Viptel, BellCanada and Texcom; Internet service providers, such as CANTV.Net, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil; and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirecTV (via satellite transmission). These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors target large clients, top-tier non-residential customers and high-income residential customers, and also believes that this has not significantly impacted the Company. As of May 31, 2005, Telcel and NetUno were operating as local service providers. See “— Regulatory Framework — Regulation and the Concession — Competitive Framework.”

At the end of 2004, the Government founded CVG Telecom to provide data transmission and other services through fiber-optic and Internet Protocol platforms to the north-central area and the Guayana region located in the south-east of Venezuela. CVG Telecom is currently obtaining all the administrative licenses required to provide integrated services and begin operations from CONATEL.

In January 2005, CNTI, a civil association under the direction of the Ministry of Science and Technology, launched a wireless network for free Internet access in several areas of Caracas using Wi-Fi technology. During the second half of 2005, the wireless Internet network is expected to be developed in 11 provinces in Venezuela. CNTI has announced plans to cover a large part of the Venezuelan territory with free Internet access in three years, and expects to have nationwide coverage within five to seven years.

CONATEL intended to auction concessions for frequencies to provide LMDS in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS and has not yet announced the new date for the LMDS auction.

CANTV continuously evaluates the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2005, the Company does not believe that in the short term any temporary loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations. See “— Regulatory Framework — Regulation and the Concession — Competitive Framework.”

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions, and the effectiveness of the Company’s efforts to prepare for increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes, however, that its existing network, market share, quality and range of services position it to operate effectively in a competitive environment.

Corporate Image

The Company promotes its image through advertisements based on nationwide and regional mass campaigns via television, radio and print media. A significant effort has been made to target the messages to each particular segment of the market by its business unit. In September 2000, CANTV launched a corporate logo and image in a nationwide campaign to reflect the changes that the Company had made in preparation for open-market competition. The campaign emphasized the open communication between the Company and its customers, adopting a new slogan “comunicación abierta” (“open communication”) and reaffirmed its commitment to become a world-class telecommunications company by offering innovative products and quality services. During 2000, CANTV made public its donations to nonprofit organizations through a massive advertising campaign to demonstrate the Company’s good corporate citizenship. In addition, in April 2001 Movilnet and CANTV.Net changed their logos to resemble CANTV’s logo, as part of a brand name unification strategy. In 2004, using the same graphics and font, Movilnet adopted a new slogan “más Movilnet, más vida” (“more Movilnet, more life”) and a new co-branding logo emphasizing the relationship between CANTV and Movilnet. This repositioning effort aims to increase the Company’s appeal to the youth and high value segments while highlighting the quality of the cellular network. Additionally, in order to reinforce its new corporate image, the Company has changed the names of its operating units as part of an organizational restructuring. During 2004, CANTV operated Superaulas (“Super classrooms”), which are vans equipped with Internet-ready computers to provide access to modern technology and information to elementary school children in remote rural areas, demonstrating the Company’s commitment to social service and evoking a positive response nationwide. In June 2005, CANTV launched a new slogan “abrimos horizontes” (“we open horizons”), with the purpose of opening new ways of communication, anticipating and responding to the needs of the Venezuelan community.

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the Company’s activities, including the rates it charges for telephone services. The principal components of this regulatory framework have been created by (1) the “Telecommunications Law,” which supersedes the former telecommunications law enacted on August 1, 1940; (2) the telecommunications regulations established on November 24, 2000 (collectively, the “Telecommunications Regulations”), composed of (i) the Reglamento de Apertura del Servico de Telefonía Básica (the “Regulations for Basic Telephony Services”), (ii) the Reglamento de Interconexión (the “Interconnection Regulations”); (iii) the Reglamento de la Ley Orgánica de Telecomunicaciones Sobre Habilitaciones Administrativas y Concesiones de Uso y Explotación del Espectro Radioeléctrico (the “Administrative and Concessions Regulations”); (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; (6) the Agreement dated February 21, 2000 between CANTV and CONATEL; (7) the new price control framework for telecommunications services adopted on February 13, 2003; and (8) the Providencia Administrativa sobre Parámetros de Calidad de Servicio para los servicios de Telefonía Fija Local, Larga Distancia Nacional, Larga Distancia Internacional y Telefonía Móvil (the “Regulations for Quality Services”), enacted on June 28, 2004.

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

In February 2000, CANTV entered into the Agreement with CONATEL regarding the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to subject matter specifically referred to therein and the Concession continued to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement controlled. See “— The Agreement.” Since 2001, the Telecommunications Law and the Telecommunications Regulations govern and regulate telecommunications activities. The Concession and the Agreement control specific items not included or regulated in the Telecommunications Law and the Telecommunications Regulations.

The Agreement was reached following delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth-year review required under the Concession and resolved the outstanding differences between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed projected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV could introduce without CONATEL’s prior approval and which, in the case of certain optional plans, CANTV could offer with higher basic rent and free minutes up to a U.S.$80 maximum; and (v) CANTV’s agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations of the Agreement.

The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective on March 11, 2001 and a new tariff-setting system, which has been used in principle as the framework for the adjustment of the rates which the Company charged since that date. See “— Regulation of Tariffs.”

Amendments to the Regulatory Framework

The Telecommunications Law, enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing the telecommunications systems, and at the same time obtaining and establishing universal service contributions. The Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for an equitable tax regime.

The Telecommunications Law establishes CONATEL as an independent regulatory body in charge of overseeing the implementation of regulations pursuant to the established framework for a new competitive market. It also considers telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation and includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the present tariff structure, in principle providers are free to set their own rates unless there is insufficient competition in which case certain telecommunications services would become subject to tariff regulation. In the event of insufficient competition, CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. Presently, CONATEL regulates CANTV’s fixed telephone services tariffs under a tariff-setting system until meaningful competition is achieved. Pro-Competencia is the agency with the authority to designate a company as having a dominant position in the market. See “— Regulation of Tariffs.”

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas. Also, a research and development fund (the “Research and Development Fund”) was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

The Telecommunications Law also provides for a tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. These taxes are: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax that was set at 4.5% of annual revenues in the year 2000 and subject to decreases of 1.0% per annum until 2005 after which time the supplemental tax is scheduled to be eliminated, and no supplemental tax will be paid thereafter.

On November 24, 2000, the Regulations for Basic Telephony Services, the Administrative and Concession Regulations and Interconnection Regulations were published and together with the Telecommunications Law that opened the telecommunications services sector in Venezuela to free competition. Prior to the enactment of the Telecommunications Law and the Telecommunications Regulations and pursuant to the Concession, the Company had the right to provide fixed local telephone services and domestic and international long distance telephone services and international long distance services on an exclusive basis until November 27, 2000, except in limited circumstances.

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

These regulations also govern the system for pre-selecting domestic and international long distance carriers. Pursuant to the Regulations for Basic Telephony Services, an independent third party has been contracted to handle the pre-selection process under CONATEL’s supervision. The selected third party is the database administrator and is responsible for the supervision and migration of the long distance registry of consumers and the selections they make. This mechanism has been used successfully in several countries and is designed to provide equality to carriers and consumers. Consumers can also select the long distance carrier of their choice on a per-call basis by dialing the operator’s prefix before the desired phone number based on quality, price or service. CANTV provides both types of presubscription services to consumers.

(ii) The Interconnection Regulations

The Telecommunications Law provides for mandatory interconnections with charges based on costs to stimulate the commencement of effective competition, eliminate cross-subsidies and promote self-regulation of the sector. The Interconnection Regulations require access for the interconnection of other operators’ networks to CANTV’s telephone network and allow interested parties to negotiate the terms and conditions of their interconnections subject to general principles of non-discrimination, equality of access and good faith.

Pursuant to the Interconnection Regulations, operators are required to make available to other operators soliciting interconnection the essential resources of their network needed to render telecommunications services, including call transport, origination and termination of calls for fixed, wireless and mobile local services, subscriber numbers, sufficient information for billing and collection, systems used in transmission or routing of calls, signaling and network access for “smart” features, and operator and directory assistance. The regulation also included provisions governing third-party billing and collection requests. CANTV is currently developing a billing and collection model to effectively comply with the regulations and enter into agreements with other operators that will allow customers to access different operators without a pre-subscription. This billing and collection system, when completed, will facilitate the capture of customers through a defined billing method. Signaling, the process of sending information between two parts of a network to control, route and maintain a telephone call, is also required to be provided using SS7 (the installation of which was completed by CANTV in 2004), employing as many separate channels as may be necessary to establish interconnections and optimal use of the network. The Interconnection Regulations also require CANTV to provide at least one centralized point of interconnection in each local area for local traffic and one centralized point of interconnection for each central long distance office. New market entrants are required to provide less points of interconnection than CANTV.

New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, CONATEL is required to establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements pursuant to the Interconnection Regulations. Until November 2002, in case of disagreement among parties, CONATEL set interconnection charges based on a benchmark study. After that date, a long run incremental cost model was planned to be used to set the charges. As of December 31, 2004, CONATEL had not finalized the model.

Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remained in force provided they were amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on tariffs established by the Company. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Currently, the Company has entered into interconnection agreements with the main fixed and/or mobile operators including Movilnet, Telcel, Digitel, Digicel, Infonet and Veninfotel; and long distance operators including Entel, Multiphone, LD Telecom, Totalcom, Etelix, New Global Telecom, Convergence Communications, Convergia and Corporación Intercall. Interconnection charges negotiated with mobile and fixed operators exceeded CONATEL’s benchmark values, while interconnection charges for long distance operators equaled the benchmark. In addition to negotiations with new incoming operators, CANTV executed other interconnection agreements with mobile and fixed operators during 2004.

(iii) The Administrative and Concessions Regulations

All service providers are required to obtain an administrative license to provide basic telecommunications services and to establish and make use of a network. The Administrative and Concessions Regulations establish the process and requirements for applying for habilitaciones administrativas (administrative licenses) and concessions for basic telecommunications services. Basic telecommunications services include fixed local telephone services and domestic and international long distance telephone services.

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

Administrative licenses for each service requested are subject to compliance with a set of specific criteria. The specific criteria are based on technological convergence and on the services promoted by the Telecommunications Regulations. While fixed local service operators are not subject to certain minimum service obligations applicable to domestic long distance service operators, they are required to have exchange facilities or access to exchange facilities, and be able to satisfy the demand for fixed local services in their assigned area. Also, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.1% of its access lines as of December 31, 2004. Domestic long distance operators are required to service all of the newly established five national geographical regions within two years following the receipt of an administrative license for this service. International long distance operators are required, at a minimum, to provide international long distance service between Venezuela and the United States, Colombia, Spain, Italy and Portugal within one year of obtaining an administrative license for this service and provide, within their second year of service, international long distance service between Venezuela and Ecuador, Peru, Mexico, Bolivia, Brazil and Canada.

The rights and obligations granted pursuant to existing concessions remain in effect notwithstanding the grant of administrative licenses covering competing services. According to the Telecommunications Law, CONATEL has the right to designate unprofitable areas to operators and assign the funds derived from the Universal Service Fund to the operation which has the lowest subsidy level requirement. Operators may be required to offer basic telephone services in areas previously designated by CONATEL as deserted, in which case the Universal Service Fund will also provide for a subsidy.

In order to use the radioelectric spectrum, an interested party must apply for a limited period concession covering a pre-determined portion of the spectrum. The process to obtain a concession for the radioelectric spectrum includes a qualification phase and a selection phase based on a public auction as it is considered a public resource under the new regulatory scheme. At the beginning of each calendar year CONATEL determines the portion of the spectrum to be auctioned and conditions for selection. When the spectrum is auctioned, the winning bid obtains a non-assignable right to use the spectrum in addition to an administrative license to provide services and establish and use the network. Concessions, such as cable television or fiber optic telephony, may be granted shortly after a request is approved since they are not subject to open bidding. Concessions for the use of the radioelectric spectrum for broadcast television and standard radio transmission are granted through an administrative proceeding. Foreign investors are prohibited from participation in broadcast television and standard radio transmission in Spanish. The basic telephony concession also requires the payment of a surety bond.

Network Expansion, Modernization and Regulation for Quality Services

The Concession required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones each year until 2000. In accordance with the Concession, the Company filed with CONATEL certain network expansion and modernization plans. Each annual plan has been subject to CONATEL’s approval. On June 28, 2004, CONATEL enacted the Regulation for Quality Service, a new regulation for quality and service standards for Basic Telephony Services and Mobile operators effective beginning in January 2005. The Company believes it is in compliance with the quality standards established for Basic Telephony Services under the Regulation for Quality Services, including indicators such as number of calls completed, waiting time and repair trouble, among others, which the Company, for its customers’ benefit, has continued to measure since 2000. Movilnet will take advantage of the synergies with CANTV to meet the required quality standards. There are currently no expansion and modernization mandates and CANTV does not anticipate that such mandates will be imposed in the future.

The Telecommunications Law and the Regulation for Basic Telephony Services provide additional obligations for operators, such as the installation of a signaling system for interconnections based on the SS7 protocol and the installation of a minimum equivalent of 3% of lines in use in public telephones.

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

In addition to the price-cap mechanism, the Concession contemplated the implementation of a rate rebalancing program designed to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers. The program was intended to permit CANTV to offer competitive pricing for its international and domestic long distance services by the end of 2000. The Concession contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Ministry of Infrastructure, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective on January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long distance services were allowed to be reduced through 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in February 2000 allowed CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. The tariffs, as stipulated in the Agreement and detailed below, substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See “— The Agreement.”

In February 2000, CONATEL and the Company entered into the Agreement allowing CANTV to increase rates in 2000. During 2000, two successive tariff increases went into effect on March 23, 2000, and on June 16, 2000, respectively. See “— The Agreement” and “— Regulation of Tariffs and Price Controls” for a discussion of the new rate regime.

The Agreement

Under the Agreement, CANTV was permitted to make an adjustment to its tariffs effective on March 23, 2000 and on June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective on March 11, 2001 and a new tariff-setting system, which has been used in principle as the framework for the adjustment of the rates which the Company charged since that date. See “— Regulation of Tariffs.”

The Agreement was entered into by CANTV and CONATEL following CONATEL’s denial of the tariff increase permitted under the Concession following CANTV’s last tariff increase under the Concession effective on April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession’s price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession’s service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believed that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General of Venezuela. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for 12 other countries. As set forth in the letter of understanding, the experts presented their recommendations to CANTV and CONATEL. Following receipt of the recommendation of experts, which were nonbinding, both entities entered into the Agreement, which provided for revised tariffs. See “— Network Expansion, Modernization and Quality Improvement Requirements.”

The Agreement introduced seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers were switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers were able to switch twice without cost among calling plans within one year. These plans, on average, increased the tariffs of the plans they were replacing by 11% and also called for a reduction of free minutes. Free minutes were reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes included in the old plans. The Agreement introduced a prepaid plan for less affluent clients. The prepaid plan provided attractive tariffs initially established at a minimum of Bs. 10,000 for two months and a Bs. 60.32 charge per minute on local usage. A new premium public telephony plan is available in hotels and higher income level areas. The new tariffs also included a special plan for Internet users with basic rent at Bs. 40,220 per month and 2,500 free minutes, that became a flat rate plan in 2001, and a charge per minute on local usage, which decreased with increases in usage.

Under the Agreement, tariffs on Plans D and E (see “— Regulation of Tariffs and Price Controls” below) could be modified by CANTV without the authorization or approval of CONATEL up to a maximum basic monthly charge of U.S.$80. The only requirement was to publish changes during three consecutive days in two national papers at least a month before their effective application. CANTV could also offer additional plans, but in no instance could the basic rent exceed U.S.$80.

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

Regulation of Tariffs and Price Controls

Pursuant to the Regulations for Basic Telephony Services, CONATEL established the new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL is responsible for setting the maximum tariffs every six months applicable to CANTV as the established operator in the telecommunications services market in Venezuela taking into account, as a basis, the official indices for inflation and devaluation. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV, including an assessment of the Company’s cost structure to determine the relevant basis for the index of adjustment (“ICA”) for the proposed revised maximum tariffs based on the projected changes in the WPI and the ROD as a result of the assessment of the Company’s cost structure over a given measurement period from projected rates. Under the current tariff-setting system, the maximum tariffs are adjusted based on a formula tied to the WPI and the ROD in the bolivar with a higher weight given to the cumulative percentage change in the WPI. This price-cap formula is used to calculate an ICA based on the cumulative percentage change in the WPI and the ROD over a given measurement period from projected rates. Under the negotiations and the agreements reached between CANTV and CONATEL, the tariff-setting system provides for an extraordinary readjustment to the established tariffs based on deviations above or below monthly projected estimates of the ICA established in the agreements reached each year.

On February 19, 2001, pursuant to the new tariff regulations, CANTV and CONATEL reached an agreement establishing the maximum tariffs for 2001, with two adjustments in that year. The first was effective on March 11, 2001, and the second was effective on July 1, 2001. The cumulative adjustment was 5.70% in all basic services, including residential, non-residential and public telephones, except for domestic and international long distance services.

Following negotiations between the Company and CONATEL, revised tariffs were established by CONATEL under the Telecommunications Law and further revised tariffs were published in the Official Gazette of Venezuela No. 37,454 on May 30, 2002 and effective June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans, Limited Plan, Classic Plan, and Talk More for Less Plan. These three plans together with the existing Flat Rate Plan and a Prepaid Plan constitute what tariff regulation defines as mandatory plans and are required to be included in CANTV’s plans’ portfolio. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. The Limited Plan is designed to serve lower usage segments while the Talk More for Less Plan provides for lower local tariffs as usage increases. Pursuant to the revised tariffs, the 2002 rates for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%. The tariffs applicable for 2002 were expected to be effective on January 1, 2002; however, given the complexity of the change of residential plans combined with the devaluation of the bolivar in February 2002 and the political events in April 2002, the agreements were delayed until June 2002.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment resulted in an approximate 15% additional increase in the rates for local and domestic long distance calls from fixed to mobile. This increase became effective on August 31, 2002.

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

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published on February 13, 2003.

In April 2003, revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective on April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October of 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile calls tariffs for residential, non-residential and public telephone services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% and 6.3% for residential and non-residential fixed to mobile tariffs and public telephony, respectively. No additional increases were approved in 2004 and the Company and CONATEL did not hold negotiations to reach any agreement on any tariffs.

CANTV began administrative legal proceedings to resolve whether basic residential telecommunications services should be regulated by CONATEL, as established in the Telecommunications Organic Law of 2000, or by the Ministry of Production and Commerce, pursuant to the governmental price control decree. On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunications services market), despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL, whose response is still pending.

During 2005, the Company began discussions with CONATEL regarding the joint formulation of the new tariff model to be applied in the future. The Company expects that the ICA will be replaced by a more efficient business model, given that the use of WPI and ROD under a price and exchange control system is no longer the most appropriate methodology.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made and in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed projected exchange rates, the devaluation of the bolivar together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect could result in an adverse effect on the Company’s financial condition and results of operations.

The following table sets forth information regarding the Company’s rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from July 1, 2001, through December 31, 2004:

	Maximum Tariffs Effective from July 1, 2001 through June 14, 2002	Maximum Tariffs Effective from June 15, 2002 through March 31, 2003	Maximum Tariffs Effective from April 1, 2003 through April 26, 2003	Maximum Tariffs Effective from April 27, 2003 through June 30, 2003	Maximum Tariffs Effective from July 1, 2003 through August 14, 2003	Maximum Tariffs Effective from August 15, 2003 through September 30, 2003	Maximum Tariffs Effective from October 1, 2003 through December 31, 2004
Residential Services
Installation
Primary line	48,931.82	58,589.81	60,912.60	60,912.60	60,912.60	60,912.60	60,912.60
Secondary line	13,593.99	16,271.57	16,922.43	16,922.43	16,922.43	16,922.43	16,922.43
Subscription
Without equipment	49,710.19	59,501.49	61,881.55	61,881.55	61,881.55	61,881.55	61,881.55
Basic Monthly charge
Primary line
Plan A	5,315.34	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	8,155.05	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	9,172.24	N/A	N/A	N/A	N/A	N/A	N/A
Plan D (1)	14,271.42	N/A	N/A	N/A	N/A	N/A	N/A
Plan E (1)	18,860.02	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	44,979.07	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	6,173.43	6,420.37	6,420.37	6,420.37	6,420.37	6,420.37
Plan II	N/A	10,450.97	10,848.21	10,848.21	10,848.21	10,848.21	10,848.21
Plan III	N/A	13,145.15	13,670.96	13,670.96	13,670.96	13,670.96	13,670.96
Plan IV	N/A	53,838.50	55,992.04	55,992.04	55,992.04	55,992.04	55,992.04
Local usage (per minute) (2)
Plan A	33.06	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	23.39	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	21.36	N/A	N/A	N/A	N/A	N/A	N/A
Plan D (1)	18.77	N/A	N/A	N/A	N/A	N/A	N/A
Plan E (1)	17.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	7.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	44.70	46.49	46.49	46.49	46.49	46.49
Plan II	N/A	31.93	33.21	33.21	33.21	33.21	33.21
Plan III
From 61’ to 240’	N/A	27.67	28.78	28.78	28.78	28.78	28.78
From 241’ to 480’	N/A	25.55	26.57	26.57	26.57	26.57	26.57
From 481’ to 900’	N/A	22.35	23.24	23.24	23.24	23.24	23.24
From 901’ to 1,800’	N/A	18.09	18.81	18.81	18.81	18.81	18.81
Over 1,800’	N/A	12.77	13.28	13.28	13.28	13.28	13.28
Plan IV (3)	N/A	14.11	14.11	14.11	14.11	14.11	14.11
Wireline Prepaid	63.83	67.94	70.66	70.66	70.66	70.66	70.66

Non-residential Services
Installation
Primary line	52,988.56	63,425.60	65,962.62	70,467.00	75,923.92	75,923.92	81,802.40
Secondary line	16,758.82	20,059.77	20,862.16	22,287.00	24,012.64	24,012.64	25,871.85
Subscription
Without equipment	97,815.83	117,062.39	121,765.69	130,082.00	140,154.03	140,154.03	151,005.60
Basic Monthly Charge
Primary line	15,742.67	18,843.47	19,597.00	23,159.98	24,587.01	24,587.01	26,101.96
Secondary line	1,946.19	2,331.92	2,425.20	2,866.10	3,042.70	3,042.70	3,230.17
Local usage (per minute) (4)	28.04	33.56	34.90	38.39	40.76	40.76	43.27
Domestic Long Distance (5)
Residential	128.63	153.97	159.60	159.60	159.60	159.60	159.60
Non-residential	128.63	153.96	159.60	180.00	188.40	188.40	197.40
International Long Distance (5)	462.47	521.80	435.34	435.34	435.34	434.95	432.67
Public Telephone Service (5)
Local Call	25.25	30.87	32.10	34.00	36.72	36.72	39.00
Domestic Long Distance	128.63	153.96	159.60	180.00	188.40	188.40	197.40
Premium	47.23	50.27	52.28	55.00	60.18	60.18	65.55

(1)	CANTV was permitted to modify Plans D and E and create new plans subject to a maximum basic monthly recurring charge of U.S.$62.61 and U.S.$64.91. These rates were originally issued in Venezuelan bolivars and translated into U.S. dollars at the exchange rate of Bs. 718.75 per dollar as of July 1, 2001.
(2)	Figures represent usage in excess of free minutes.

(3)	Local calls from CANTV’s network to another operator’s network (fixed to fixed traffic) are not included in the flat rate plan.
(4)	Non-residential customers do not receive free minutes.
(5)	Charge per minute.

Under the tariffs established by CONATEL, applicable to the rates CANTV charged until June 2002, certain calling residential plans were modified from the changes introduced by the Agreement. Additionally, new tariffs approved by CONATEL and effective from June 15, 2002, to December 31, 2002, changed previous residential plans by introducing three new tariff plans to replace the five existing plans, while maintaining a flat rate plan and prepaid services. The following table sets the plans’ differences for the years 2000, 2001, 2002, 2003 and 2004:

	Residential Service
	2000	2001	2002, 2003 and 2004
	(free minutes per month)
Plan A – Adjusted Plan	40	50	N/A
Plan B – Discrete Plan	65	65	N/A
Plan C – Moderate Plan	90	90	N/A
Plan D – Efficient Plan	360	360	N/A
Plan E – Large Plan	600	600	N/A
Plan F – Free Plan	2500	Unlimited	N/A
Plan I – Limited Plan	N/A	N/A	50
Plan II – Classic Plan	N/A	N/A	50
Plan III – Talk more, Pay less Plan	N/A	N/A	60
Flat Rate Plan	N/A	N/A	Unlimited

Residential customers can chose between five plans: four are on postpaid plans (Limited, Classic, Talk More, Pay Less and Flat Rate Plan) and one is prepaid (Prepaid Plan).

The Limited Plan requires that the customer have only one telephone line and is limited to a maximum of 120 minutes of average monthly use per quarter. If customers exceed this limit, they are automatically transferred to the “Classic Plan.”

In addition, the Company offers a Nights and Weekends flat rate plan for domestic long distance which offers Preferred Country, My Destiny, My Super Destiny and My Mega Destiny discount plans for international long distance and Talk by Calls for local services. Tariffs for these offerings are not required to be approved by CONATEL.

Finally, wireless tariffs are unregulated, and only require information to be filed with CONATEL 15 days before the tariff’s increase effective date.

Competitive Framework

The Concession contains various provisions designed to introduce competition in the provision of telecommunications services. The Concession provides that CANTV had the right to provide switched, fixed telephone services in accordance with technological advances in basic telephony, local, national and international, on an exclusive basis until November 27, 2000, except in limited circumstances. For example, the Ministry of Infrastructure had been permitted to grant concessions for basic telephone services to third parties before November 27, 2000 to (i) serve population centers with 5,000 or fewer inhabitants if CANTV was not providing telephone services in such areas and did not contemplate doing so and (ii) serve population centers with more than 5,000 inhabitants if CANTV had not installed an automatic switching center within a specified period or the Ministry of Infrastructure determined that CANTV had materially failed to meet the Concession’s network expansion, modernization or service quality terms for two consecutive years, and believed that such action would markedly improve the existing situation.

Among the primary objectives of the Telecommunications Law is the provision of an up-to-date regulatory framework for the newly opened telecommunications sector that offers customers the benefits of a competitive environment. It respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. Under the Telecommunications Law, telecommunications services are offered on a competitive basis, and universal and public service obligations are shared by telecommunications service providers as determined by CONATEL. It also adopted a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replaced the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See “— Concession and Other Fees.” The Telecommunications Law includes provisions that provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross-subsidies and promote self-regulation of the sector. It also contemplates rights-of-way guarantees, number portability and long distance operator pre-subscription. The Telecommunications Law provides for the creation of a universal fund and a research and training fund. See “— Regulation and the Concession” and “— Amendments to the Regulatory Framework.”

CONATEL divided the regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three service areas. With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business.

Basic Telephone Services

Basic telephone services include fixed local services, domestic long distance and international long distance services. As of May 31, 2005, companies such as Telcel, Genesis Telecom, Digicel, Digitel and Infonet have obtained concessions from CONATEL to provide fixed wireless telephone services. As of May 31, 2005, companies such as Telcel, Convergence Communications, Veninfotel and Intercable, have obtained administrative licenses from CONATEL to provide fixed local telephone services and domestic and international long distance services. Entel, Multiphone, New Global Telecom and Totalcom, have obtained an administrative license to provide domestic and international long distance services. As of May 31, 2005, companies such as Etelix, LD Telecom, Corporación Intercall and Convergia have obtained administrative licenses from CONATEL to provide international long distance services.

The Company, like most Latin American telephone companies, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and “call-back” services (despite the illegality of call-back services in Venezuela). As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company has introduced different discount plans for International Long Distance Services to offer alternative plans competitive with those of other international service providers. These plans include “Frequent Country,” “My Destiny,” “Super Destiny” and “My Mega Destiny.” CANTV recently introduced the “Isla Margarita” international prepaid calling card, which is being initially distributed in the state of Florida, U.S.A. This offering is designed to capture international incoming traffic originating in the U.S.A. and take advantage of that country’s growing Latin market.

CANTV is continuously evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2005, the Company does not believe that, in the short term, any loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations.

Public Telephone Services

As of May 31, 2005, CANTV, Telcel, Infonet, Digitel and Digicel were the officially approved providers of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.1% of its access lines as of December 31, 2004.

Wireless Telephone Services

The Company faces competition in wireless services from Telcel, Digitel and Infonet. Telcel began its operations one year earlier than Movilnet and Digitel began its operations in 1999. Movilnet’s market share was approximately 41%, 42% and 41% at December 31, 2002, 2003 and 2004, respectively. The Company estimates that Telcel’s market share was approximately 47% at December 2002 and December 2003, and 44% at December 31, 2004. The Company estimates that Digitel’s market share was 10% at December 31, 2002 and 2003, and 13% at December 31, 2004.

On March 8, 2004, Bellsouth Corporation, the former majority shareholder of Telcel, sold its interests in its 10 Latin American operations (including Telcel in Venezuela) to Telefónica Móviles, the wireless affiliate of Telefónica, S.A. Beginning in April 2005, Telcel changed its market branding to Movistar, as part of a Telefónica Móviles campaign to unify the brands of all its subsidiaries. Telefónica, S.A., through its subsidiary Telefónica Venezuela Holding B.V., continues to hold a 6.91% ownership of CANTV.

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

Wireless Local Loop (WLL) auction (1)
	Capital Region	Andean Region	Central Region	South-East Region	West Region
Granted to: Frequency A Frequency B Frequency C	Telcel Genesis Telecom Entel	Telcel Genesis Telecom Millicom	Deferred Telcel Genesis Telecom	Telcel Genesis Telecom Digicel	Telcel Genesis Telecom Digitel

Auction close price (U.S.$): Frequency A Frequency B Frequency C	2,500,000 3,800,000 1,500,000	1,500,000 860,000 800,000	Deferred 4,300,000 1,200,000	800,000 560,000 300,000	1,000,000 400,000 720,000

(1)	Information source: CONATEL

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

On April 1, 2005, CONATEL, published in the Official Gazette of Venezuela No. 38,157 an administrative ruling covering compulsory information record-keeping for cellular services providers. According to these rules, cellular services providers are required to obtain from their new subscribers (prepaid and postpaid): photographic ID, address, and fingerprints, and have this information available in a digital database. Additionally, cellular services providers are also required to have a record of all calls including: (i) time and date of the call, (ii) originating cellular number, (iii) destination cellular number and (iv) geographic location and radio-base address of the cellular number that sends and receives a call. The cellular services providers are required to maintain records of this information for the last 15 months for each subscriber. Current cellular subscribers are also required to provide all of the foregoing information. This administrative ruling also provides that cellular services providers should have a record of all prepaid card activations including (i) serial number of the prepaid card, (ii) time and date of the activation, (iii) cellular number, and (iv) the geographic location and radio-base address where the activation was recorded. The cellular services providers should maintain records of this information for at least the most recent 20 prepaid card activations for each subscriber. All this information may be requested by Government security agencies at any moment, and the cellular services providers are required to submit them in an expedited way. The cellular services providers are required to provide at least 120 days to their subscribers to complete the personal information submission, and make the corresponding modifications to their cellular line activation contracts and data bases to comply with the other rules within 90 days.

Other Services

There are other data transmission service providers in the market. CANTV.Net is one of the two largest Internet service providers in Venezuela with an estimated market share of over 70%. The major competitor of CANTV.Net for Internet-related services is Telcel through its subsidiary, T-Net.

Competition in the services provided by the Company may arise from a variety of new entrants, including telecommunications services providers from other countries. Such competitors will be able to provide telecommunications services through either newly installed facilities and networks or facilities and networks of existing providers. As of May 31, 2005, the Venezuelan Telecommunications market is composed of two legal integrated service providers, CANTV and Telcel; wireless service providers, such as Movilnet, Telcel, Digitel, Digicel and Infonet; fixed wireless service providers, such as Telcel, Genesis Telecom, Entel, Millicom, Digitel and Digicel; data transmission service providers, such as ImpSat, Comsat, Bantel, NetUno, Viptel, BellCanada and Texcom; Internet Service Providers or ISPs, such as CANTV.Net, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Conmovil, and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirecTV (via satellite transmission). These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2005, Telcel and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as local service providers in some of the states where they were granted multiple service concessions.

The scope of increased competition and any corresponding adverse effect on the Company’s results will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions and the effectiveness of the Company’s efforts to face the increased competition. Increased competition will further change the environment in which the Company operates. Competition will require the increased development of a competitive culture, including greater customer care, differentiated services, continuous introduction of innovative technologies, competitive cost positioning and operational efficiencies. The Company believes that its existing network, market share, quality and range of services position it to operate effectively in a competitive environment.

Concession and Other Fees

The Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government by all telecommunications providers as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers are subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax will be eliminated. These taxes replaced the annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers are subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. These taxes became effective on January 1, 2001, and supersede taxes established in the Concession.

The Concession provides that, without prior authorization of CONATEL, CANTV may not transfer or assign, in whole or in part, the concession granted thereby or the obligation to fulfill such concession. It further provides that the control of CANTV may not be assigned or transferred without the approval of the Ministry of Infrastructure. In case of war, rebellion or other circumstances constituting a serious threat to national defense and security, the Government may replace CANTV as the holder of the Concession and take possession of the assets, equipment, facilities and accounting records of CANTV. In such an event, the Government is required to restore all assets, equipment, facilities and records at the end of the period during which such circumstances occurred and provide CANTV compensation for those damages imputable to the Government for which CANTV could demonstrate as having resulted directly from such action.

The Concession is for 35 years ending in 2026, and may be renewed for an additional period of 20 years subject to the approval by the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without prior authorization of the Ministry; (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition; (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry of Infrastructure’s authorization; (iv) the failure to pay the concession fee or annual taxes specified in the Concession; (v) the liquidation or bankruptcy of CANTV; (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession; (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the

Ministry of Infrastructure, applicable until 2000 and (viii) the failure to meet the targets of quality standards coverage and efficiency determined by CONATEL. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV’s revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes. The depreciated value of CANTV’s assets at December 31, 2004, on such basis was Bs. 2,798.6 billion.

In addition to revocation, CONATEL has the power to impose sanctions on CANTV for certain violations of the Concession. Sanctions may include public censure or a fine of up to a maximum amount of 1% of CANTV’s billings for the most recent fiscal year for which audited financial statements are available. Violations that may lead to sanctions, in addition to those mentioned above for termination, include (i) failure to give customers equal treatment; (ii) assignment or transfer of goods and equipment used in telecommunications services without prior authorization of the Ministry of Infrastructure; (iii) failure to prevent unauthorized installations of equipment that result in damage to the telecommunications network; (iv) installation of faulty, obsolete or unauthorized telecommunications equipment; (v) performance of unauthorized telecommunications services; (vi) charges to customers in excess of the approved tariffs; (vii) obstruction of inspections ordered by CONATEL; (viii) violation of labor laws or the applicable union contract and (ix) failure to present or comply with a proper numbering plan.

Surety Bond

The Company has delivered, as required by the Concession, a surety bond to the Government to guarantee the performance of its obligations under the Concession. The bond must be renewed every two years during the term of the Concession, including any extensions thereof.

Other

Until 2000, the Concession also required that CANTV implement a public telephony program in population centers having 5,000 or fewer inhabitants without telephone service, including providing for the annual installation of at least one public telephone in each of at least 20 such population centers, for which CANTV was in compliance. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.1% of its access lines as of December 31, 2004. The Telecommunications Regulations require that the Company annually publish printed telephone directories that include all non-private customer listings, the directories are made available annually to all fixed telephone service customers, and a classified directory is provided.

Additional Concessions

The Cellular Concession was granted to Movilnet in May 1992 and has an initial term of 20 years. Subject to certain conditions, the Cellular Concession is renewable for another 20-year term. The Cellular Concession gave Movilnet the right to interconnect with CANTV’s basic network and required the payment to CONATEL of an annual concession fee then equal to 10% of billings. The Telecommunications Law eliminated the annual cellular concession fee and established that cellular services providers are subject to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. The Cellular Concession requires that Movilnet expand and digitalize the cellular network, improve the quality and productivity of cellular services when technically, materially and economically feasible as well as provide certain rural, public and emergency services. Compliance with the requirements of the Cellular Concession is monitored by CONATEL. Movilnet expects to exceed both the demand and quality of service requirements mandated by the Cellular Concession and all non-market-based Cellular Concession obligations such as rural service, emergency service and public phone service. Movilnet has fully complied with all Concession mandates.

Under the Telecommunications Law, Movilnet is free to set prices below the maximum price limits subject to prior notice to CONATEL and publication at least 15 days before effective date of price change.

Pursuant to prior regulations relating to the operation of cellular telephony, CANTV and Movilnet were required to operate separately. Under the Telecommunications Law, all services may now be rendered by one company after complying with certain conditions established by the applicable regulations.

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net, under a concession, the “Value-Added Services Concession.” On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions, and granted CANTV.Net the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of its Value-Added Concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value-Added Services Concession also requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

CANTV.Net also offers fax and voice-mail with alert messages to pagers and cellular telephones, enhanced fax, computer network management, and professional services including outsourcing of telecommunications networks. The Value-Added Services Concession was recently expanded to include Virtual Private Networks, access to extranets and intranets, electronic banking, video conferencing and Fax Over IP. CANTV.Net is a full ISP.

In accordance with the Concession, services provided pursuant to the Cellular and Value-Added Services Concessions may not be subsidized by CANTV.

Item 5.	Operating and Financial Review and Prospects

Executive Summary

The Company provides substantially all of its services in Venezuela and a large portion of its operating revenues are derived from Venezuelan domiciled customers and from settlements with international carriers for calls completed in Venezuela. The Company’s operating revenues are derived from domestic telephone services, including public telephones and rural telephone services, and from international telephone services, wireless services, directory information services, Internet access, data transmission, and other value-added services. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, SAT, late payment charges, reconnection fees and miscellaneous charges. Revenues from other telecommunications-related services primarily include Internet-related services and directory information services. Internet-related services include Internet access via dial-up or dedicated channels and network administration outsourcing.

Local and domestic long distance services mostly generated the largest portion of the Company’s operating revenues, representing 39.9%, 36.2% and 30.6% of the Company’s operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

International long distance services generated 4.4%, 3.5% and 2.7% of the Company’s total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Revenues from international long distance depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates.

Revenues from other wireline-related services, which represented 14.5% of the total revenues for the year ended December 31, 2004, consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnection fees and miscellaneous charges.

Revenues from wireless services comprised 19.7%, 23.5% and 30.6% of the Company’s total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers.

Other telecommunications-related services generated 3.3%, 3.9% and 3.5% of the Company’s total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Revenues from other telecommunications-related services depend on the number of subscribers, the competitiveness and breadth of Internet access products offered, sales of directory information and advertising space in print directories and the success of marketing strategies for new products.

In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of fixed access lines in service increased from 2,733,909 to 3,060,041 as of December 31, 2004. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of 797,966 lines from 2002 to 2004. Access lines in service totaled approximately 3.1 million as of

December 31, 2004, of which 83% were digital. The number of cellular subscribers increased from 2,681,074 as of December 31, 2003 to 3,106,363 as of December 31, 2004, due in part to the continued success of prepaid services programs. The number of Internet subscribers also grew, from 231,938, at December 31, 2003 to 362,569 at December 31, 2004.

To achieve profitable growth and continue to reduce costs and improve productivity, the Company implemented strict procurement and cost containment programs. Throughout 2004, the Company continued refining its customer focus by emphasizing quality and efficient service to promote a customer-oriented service culture. The Company uses improvements in customer service and technological infrastructure to market its services more effectively, increase revenues, reduce costs and enhance profitability.

Demand for telephone services in Venezuela and the Company’s financial condition and results of operations have been, and are expected to continue to be, influenced by the state of Venezuela’s economy. In 2004, not considering petroleum-related activities, Venezuela’s GDP increased by 17.8%, in part due to the rebound from a low base in 2002 and 2003, and the expansion of domestic aggregate demand, both public and private. Final public and private consumption, and fixed gross investment grew 13.9%, 16.6% and 43.0%, respectively. The communications sector grew 10.2% in 2004 driven by the economic expansion.

As the established operator, CANTV’s rates are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates in an effort to maintain the value of the tariffs in real terms. Most recently, residential tariffs have not been subject to revision and remain unchanged pursuant to the price control regime adopted by the Government on February 13, 2003. Inflation in Venezuela, as measured by CPI, was 31.2%, 27.1% and 19.2% during 2002, 2003 and 2004, respectively. Inflation as measured by the WPI was 53.5%, 48.9% and 22.4% during these years, respectively. Consumer and wholesale prices are expected to increase during 2005, fueled by real currency devaluation. Devaluation of the bolivar against the U.S. dollar was 85.1%, 14.0% and 20.0% for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company’s financial condition and results of operations are significantly influenced by changes in Venezuela’s GDP, the rate of inflation and the value of the bolivar compared to the U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy. Despite increases in the price of oil, the continuation in 2002 of constraints on oil production requested by OPEC created Government revenue shortfalls, which curtailed Government efforts to spur growth through public spending and investment. In 2003, as a result of the two-month strike in December 2002 and January 2003, oil industry activity was stopped and is now currently returning to normal levels. See Item 3. “Key Information — Risk Factors.”

The economic recovery in 2004 was the result of a more favorable internal and external environment, particularly: (i) a relatively less tense political climate in the second half of the year; (ii) the expansion of both budgeted and non-budgeted (PDVSN and BANDES funds) public spending allowed by improved oil revenues; (iii) a lessening of the restrictions on, and an increased supply of, foreign exchange earmarked for purchases for companies’ and individuals’ purchases; (iv) the release of administrative controls over the prices of certain goods and services; and (v) the lower cost of bank loans. Most of these factors were absent during 2003.

The communications sector grew 10.2% in 2004 driven by the economic expansion. In 2004, CANTV returned to the investment levels consistent with its long-term plans and benefited from improved economic performance, although its outlook remains constrained in light of the absence of regulated tariff adjustments and, therefore, faces decreases in regulated tariffs in real terms.

Introduction

Basis of Financial Data

The information in this section should be read in conjunction with the Audited Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F.

The Company prepares its financial statements in constant bolivars and in conformity with Venezuelan GAAP, which differs in certain important respects from U.S. GAAP. Notes 25 and 26 to the Audited Financial Statements provide a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income, in constant bolivars, for the years ended December 31, 2002, 2003 and 2004 and total shareholders’ equity at December 31, 2003 and 2004.

In accordance with Venezuelan GAAP, the Company’s consolidated financial statements are presented on a constant bolivar basis. Accordingly, except where otherwise indicated, consolidated financial data have been presented in constant bolivars as of December 31, 2004 to reflect inflation in Venezuela using the CPI. References to variations in average real rates over periods within this section are based on adjustments made in accordance with movements in the CPI. Although the restatement of nominal bolivar amounts into constant bolivars lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and the evaluation of period-to-period trends may be difficult. See “Introduction” and Note 4(c) to the Audited Financial Statements.

Until 1999, tariffs were adjusted by the Government, in accordance with movements in the WPI which, at times, has been substantially below the CPI. In 2000, tariffs were adjusted pursuant to the terms of the Agreement between CANTV and CONATEL. In March 2001, tariffs were adjusted based on a projected inflation based on the WPI and projected exchange devaluation of the bolivar against the U.S. dollar. Beginning February 13, 2003, residential tariffs became subject to a framework on price controls. See Item 4. “Information on the Company — Regulatory Framework — Regulation and the Concession — Regulation of Tariffs.”

Regulatory Environment

The information in this section should be read in conjunction with Item 4. “Information on the Company — Regulatory Framework.”

The principal components of the regulatory framework for telecommunications services in Venezuela concerning the Company have been created by (1) the Telecommunications Law; (2) the Telecommunications Regulations, composed of (i) the Regulations for Basic Telephony Services, (ii) the Interconnection Regulations, (iii) the Administrative and Concessions Regulations and (iv) the Quality Service Regulations; (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; (6) the Agreement dated February 21, 2000 between CANTV and CONATEL; (7) the new price control framework for telecommunications services adopted on February 13, 2003; and (8) the “Regulations for Quality Services”, enacted on June 28, 2004.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela at the time, none of the agreed tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003. As a result of the price controls, the Company was unable to increase 2003 residential tariffs by the estimated 24% agreed to in the December 2002 CONATEL negotiations. The impact on revenues and net income due to the absence of residential tariff increases during 2003 resulted in an estimated reduction of Bs. 82.9 billion in revenues and Bs. 54.0 billion in net income after a related telecommunications’ and income taxes reduction of Bs. 28.9 billion. The price control had no significant impact on cost increases.

Revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective on April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions, etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included extraordinary adjustments to provide for the deviations in the projected inflation and devaluation estimates of CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile calls tariffs for residential, non-residential and public telephone services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% and 6.3% for residential and non-residential fixed to mobile tariffs and public telephony, respectively. No additional increases were approved in 2004 and the Company and CONATEL did not hold negotiations to reach any agreement on any tariffs.

The new price control framework for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made. Therefore, in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the real value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed projected exchange rates, the devaluation of the bolivar, together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect, could result in an adverse effect on the Company’s financial condition and results of operations.

Summary of Operations

The Company provides substantially all of its services in Venezuela and a large portion of its operating revenues are derived from Venezuelan-domiciled customers and from settlements with international carriers for calls completed in Venezuela. The Company’s operating revenues are derived from domestic telephone services, including public telephones and rural telephone services, and from international telephone services, wireless services, directory information services, Internet access, data transmission, and other value-added services.

Local and domestic long distance services mostly generated the largest portion of the Company’s operating revenues, representing 39.9%, 36.2% and 30.6% of the Company’s total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

The Company presents the revenue derived from fixed to mobile calls and the revenue received from mobile to fixed calls separately. The fixed to mobile revenue is labeled as “Fixed to Mobile – Outgoing calls” in the statements of operation. Under the “calling party pays” concept in Venezuela, the party who initiates a fixed to mobile call, pays the Company a rate to terminate the call on the cellular network. Prior to 2001, this revenue was reported net of the interconnection cost under local or national long distance revenue depending on the destination. Mobile to fixed call revenue is now separated and shown under “Interconnection Incoming” in the statement of operations. This revenue consists of charges paid by other operators for connection to the Company’s network. Financial statements for all years consistently reflect this presentation.

International long distance services generated 4.4%, 3.5% and 2.7% of the Company’s total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance services depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a “report and order” that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order was in effect from January 1, 1998 until December 31, 2002.

Since 2002, rates are settled pursuant to commercial agreements negotiated directly with the carriers that follow current market trends and consider internal pricing strategies. Most agreements signed with foreign carriers include rates based on the volume of traffic.

Revenues from other wireline-related services, which represented 14.5% of the total revenues for the year ended December 31, 2004, consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnection fees and miscellaneous charges.

Revenues from wireless services comprised 19.7%, 23.5% and 30.6% of the Company’s total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), basic monthly recurring charges, usage charges, revenues from handsets and equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers. Usage charges are based on the “calling party pays” principle under which, subject to certain exceptions, the Company’s wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company’s wireless network.

Revenues from other telecommunications-related services primarily include Internet-related services and directory information services and represented 3.5% of the total revenues for the year ended December 31, 2004. Internet-related services include Internet access via dial-up or dedicated channels. The Company earns directory information services revenues from sales of advertising space in its printed White Pages and Yellow Pages, sales of information from its database, and electronic dissemination of information. Revenue is recognized based on the point-of-publication method.

The Company’s operating expenses mainly consist of a provision for uncollectibles, operations, maintenance, repairs and administrative expenses, labor and benefits, cost of sales of wireless equipment, depreciation and amortization, interconnection costs, and concession and other operating expenses.

The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectible accounts receivable. The provision for uncollectibles comprised 2.7%, 2.8% and 2.2% of the Company’s total operating revenues for the years ended December 31, 2002, 2003, and 2004, respectively.

The Company’s operations, maintenance, repairs and administrative expenses represented 24.2%, 23.2% and 28.9% of the Company’s operating revenues for the years ended December 31, 2002, 2003, and 2004, respectively. The Company’s operations, maintenance, repairs and administrative expenses for the year ended December 31, 2004 are comprised of contractors (42.0%), materials (25.6%) and other expenses (32.4%).

Labor and benefits expenses represented 17.2%, 17.7% and 14.0% for the years ended December 31, 2002, 2003 and 2004, respectively. Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies, together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees, from 10,178 at December 31, 2002 to 9,383 at December 31, 2004, while simultaneously expanding its business and improving quality of service. At June 20, 2005, the Company had 9,149 employees.

On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covering some 3,500 union employees in 28 unions was retroactive to June 18, 2002. The new agreement provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 to compensate for the lack of wage increases since the expiration of the contract. This agreement was due to expire in June 2004 but remains in force pursuant to the current Labor Law which allows up to three years for expiration.

In February 2004, FETRATEL presented to the Ministry of Labor a proposal to negotiate a new contract to replace the June 2002 agreement. CANTV presented to FETRATEL a proposal to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, as allowed in the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the signing of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension which has increased tensions among the unions’ leaders. CANTV is making efforts to resolve these tensions and reach a final, equitable new labor agreement with the remaining union groups after June 2004.

The economic impact of the 2002 labor agreement on the Company was within the range of management’s expectations. The increase in the total value of compensation equated, in nominal terms, to weighted average increases of 26.4% and 32.0% for 2003 and 2004, respectively, equivalent to approximately a decrease of 0.7% in 2003 and an increase of 12.8% in 2004 in real terms. See Item 6. “Directors, Senior Management and Employees — Employees.”

Depreciation and amortization expense recognizes utilization of the Company’s telecommunications network and other long-lived assets. Depreciation expense is dependent on the book value of telecommunications plant and equipment and other assets, as well as the periods used to depreciate and amortize such assets.

Interconnection costs cover all traffic from CANTV’s network to other operators’ networks, including traffic from fixed to mobile, traffic from fixed to fixed and all traffic from Movilnet’s network to other operators’ networks, including traffic from mobile to mobile and mobile to fixed.

Concession and other operating taxes consist primarily of amounts due to the Government under the various concession agreements. The amount of concession and other taxes is generally assessed based on a percentage of billings. See Item 4. “Information on the Company — Regulatory Framework.”

Other income (expense), net consists of net foreign exchange gain or loss, gain or loss from the Company’s net monetary position, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2004, the Company foreign exchange gain resulted from a Bs. 8.4 billion gain recognized from the sale of the non-core investment in New Skies Satellites N.V. (“New Skies”), previously recorded as a separate account in equity. As of December 31, 2004 the Company had a net liability position in foreign currency of U.S.$34 million. The gain or loss from a net monetary position represents the gain or loss resulting from a monetary denominated net liability or net asset position during an inflationary period. See Note 11 to the Audited Financial Statements.

The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company and its subsidiaries are individually subject to tax on net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company’s non-monetary assets and liabilities, net of shareholders’ equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. Upon the amendment of the Tax Law in October 1999, investment tax credits were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004. The Venezuelan Income Tax Law (the “Income Tax Law”) authorizes the carry-forward of non-compensated losses up to three years subsequent to the period in which they were incurred, except for fiscal losses from tax inflation adjustment which are permitted to be carried forward one year. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation, and was effective until August 2004. The amount payable is the greater of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward up to three subsequent years from the period in which such tax loss originated.

On December 28, 2001, the Government published, in the Extraordinary Official Gazette of Venezuela No. 5,566, Law N° 71, including the Reforma de la Ley de Impuesto Sobre la Renta (Partial Amendment of the Income Tax Law). This Amendment does not allow the imputation of foreign losses to domestic income or losses and establishes that the financial income to be considered shall be that approved by the Shareholders’ Assembly on the basis of the consolidated financial statements and a 1% advance tax shall be paid in case of stock dividends declared. Additionally, it eliminates the provision for non-deductibility of expenses in cases where the income tax withholding agents do not comply with their special income tax withholding duties. See Note 17 to the Audited Financial Statements.

In the normal course of business and as limited by applicable credit agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. Transactions with related parties are at arm’s-length and subject to conditions similar to transactions with independent third parties. See Note 18 to the Audited Financial Statements and Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions.”

Key Data for the Years Ended December 31, 2002, 2003 and 2004

The following table sets forth key data of the Company for the years ended December 31, 2002, 2003 and 2004, and presents each amount as a percentage change from the prior year:

	Year Ended December 31,
	2002	2003	% increase (decrease) from prior year	2004	% increase (decrease) from prior year
Wireline Services:
Lines:
Lines installed	3,128,453	3,126,275	1.1	3,108,797	(0.6)

Access lines in service:
Residential	1,970,548	1,986,603	0.8	2,201,345	10.8
Non-residential	597,734	578,448	(3.2)	604,432	4.5
Public telephones	90,211	92,011	2.0	95,261	3.5
ADSL	46,870	76,847	64.0	159,003	106.9

Total	2,705,363	2,733,909	1.1	3,060,041	11.9

Percent digital	80.2%	82.6%	240bps	83.2%	60bps
Utilization ratio	84.3%	83.2%	(210bps )	87.5%	430bps
Access lines per 100 inhabitants	10.7	10.6	(0.9)	11.7	10.4
Access lines per CANTV employee	372	391	5.1	450	15.1

Call Volume:
Local unbundled minutes (billed): (1)
Residential	5,683	5,345	(5.9)	6,097	14.1
Non-residential	3,706	3,145	(15.1)	3,188	1.4
Public telephones	983	674	(31.4)	491	(27.2)
Telecommunication Centers	256	338	32.0	305	(9.8)

	10,628	9,502	(10.6)	10,081	6.1
Local bundled minutes consumed: (2)
Residential	3,835	3,496	(8.8)	3,228	(7.7)
Non-residential	408	627	53.7	826	31.7

	4,243	4,123	(2.8)	4,054	(1.7)

Total bundled and unbundled minutes	14,817	13,625	(8.4)	14,135	3.7

Domestic long distance:
Residential	501	372	(25.7)	462	24.2
Night and weekend	1,029	1,085	5.4	955	(12.0)
Non-residential	665	582	(12.5)	643	10.5
Public telephones	270	137	(22.2)	85	(38.0)
Telecommunication Centers	157	195	(43.3)	190	(2.6)

	2,622	2,371	(9.6)	2,335	(1.5)

International:
Incoming minutes	228	208	(8.8)	233	12.0
Outgoing minutes	212	211	(0.5)	236	11.8

Net settlement minutes	16	(3)	(118.8)	(3)	—
Incoming/outgoing ratio	1.08	0.99	(8.3)	0.99	—
Outgoing minutes charged to customers	212	200	(5.7)	239	19.5

Interconnection:

Local fixed to mobile:
Residential	606	480	(20.8)	535	11.5
Non-residential	643	530	(17.6)	594	12.1
Public telephones	354	213	(39.8)	180	(15.5)

	1,603	1,223	(23.7)	1,309	7.0

Domestic long distance fixed to mobile:
Residential	162	162	—	196	21.0
Non-residential	195	210	7.7	265	26.2
Public telephones	261	168	(35.6)	149	(11.3)

	618	540	(12.6)	610	13.0

Incoming: (3)
Local	762	992	30.2	1,476	48.8
Domestic long distance	170	203	19.4	258	27.1

	932	1,195	28.2	1,734	45.1

	Year Ended December 31,
	2002	2003	% increase (decrease) from prior year	2004	% increase (decrease) from prior year
Total Employees:
CANTV	7,271	7,000	(3.7)	6,796	(2.9)
Other	2,907	2,627	(9.6)	2,587	(1.5)

Total	10,178	9,627	(5.4)	9,383	(2.5)

Wireless Services:
Wireless subscribers:
Postpaid	201,108	200,651	(0.2)	221,938	10.6
Prepaid	2,539,610	2,480,423	5.1	2,884,425	16.3

Total	2,560,718	2,681,074	4.7	3,106,363	15.9

Average wireless subscribers	2,511,110	2,620,896	4.4	2,893,719	10.4

Minutes of use outgoing (collect): (1)
Postpaid	470	391	(16.8)	383	(2.0)
Prepaid	606	973	60.6	1,307	34.3

	1,076	1,364	26.8	1,690	23.9

Minutes of use outgoing (bundled) (2)	192	419	118.2	839	100.2

Minutes of use incoming: (4)
Fixed to mobile	48	80	(66.7)	135	68.8
Mobile to mobile	293	237	(19.1)	237	—

	341	317	(7.0)	372	17.4

Total minutes of use (Collect + bundled + Incoming) (in millions)	1,609	2,100	30.5	2,901	38.1

% Penetration (5)	10.1%	10.4%	30bps	11.8%	140bps

Internet Services:
Internet subscribers	195,616	231,938	18.6	362,569	56.3

Financial Statistics:
Average interest rates	8.89%	8.56%	(3.6)	7.93%	(7.4)
Average outstanding borrowings	377,380	400,410	6.1	227,998	(43.1)

Economic Statistics:
Increase in the CPI	31%	27%	(400bps )	19%	(800bps )
Increase in the WPI	38%	49%	1,500bps	22%	(2,600bps )
Exchange rate at the end of year	1,403.00	1,600.00	14.0	1,920.00	20.0

(1)	Represents billed minutes of use, excluding free minutes included in certain of the Company’s tariff plans, in millions of minutes.
(2)	A “bundled minute” refers to minutes included in the various monthly rate plans. Any minute in excess of what is included in the rate plan is billed separately and is termed “unbundled minutes.” Certain plans such as “Nights and Weekends” allow unlimited usage, so there is no direct correlation between usage and revenues for minutes generated under those plans.
(3)	Interconnection incoming minutes excluding minutes from Movilnet.
(4)	Interconnection incoming minutes excluding minutes from CANTV.
(5)	Customers per total population.

Results of Operations for the Years Ended December 31, 2002, 2003 and 2004

The following table sets forth the results of operations of the Company for the years ended December 31, 2002, 2003 and 2004, expressed in millions of constant bolivars as of December 31, 2004, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

	Year Ended December 31,
	(millions of constant bolivars as of December 31, 2004, except per share and per ADS data)
	2002		2003			2004
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year	Bs.	% of total operating revenues	% increase (decrease) from prior year
Operating revenues:
Local services (1)	1,186,823	29.9	1,055,042	28.2	(11.1)	957,716	23.3	(9.2)
Domestic long distance usage	381,755	9.6	300,107	8.0	(21.4)	300,744	7.3	0.2

Local and domestic long distance	1,568,578	39.9	1,355,149	36.2	(13.6)	1,258,460	30.6	(7.1)
International long distance	152,409	3.9	116,651	3.1	(23.5)	113,671	2.8	(2.6)
Net settlements	21,959	0.6	13,861	0.4	(36.9)	(2,310)	(0.1)	(116.7)

International long distance	174,368	4.4	130,512	3.5	(25.2)	111,361	2.7	(14.7)
Fixed to mobile – outgoing calls	860,069	21.7	676,278	18.0	(21.4)	656,251	16.0	(3.0)
Interconnection incoming	69,804	1.8	86,638	2.3	24.1	87,916	2.1	1.5
Other wireline-related services (2)	377,061	9.5	474,276	12.7	25.8	593,289	14.5	25.1

Total wireline services	3,049,880	76.9	2,722,853	72.6	(10.7)	2,707,277	65.9	(0.6)
Wireless services	764,846	19.3	817,016	21.8	6.8	1,052,284	25.6	28.8
Wireless equipment sales	17,690	0.5	62,972	1.7	256.0	204,861	5.0	225.3

Total wireless services	782,536	19.7	879,988	23.5	12.5	1,257,145	30.6	42.9
Other telecommunications-related services (3)	131,312	3.3	145,514	3.9	10.8	142,201	3.5	(2.3)

Total operating revenues	3,963,728	100.0	3,748,355	100.0	(5.4)	4,106,623	100.0	9.6
Operating expenses:
Labor and benefits	679,954	17.2	662,969	17.7	(2.5)	576,581	14.0	(13.0)
Operations, maintenance, repairs and administrative	960,776	24.2	867,676	23.2	(9.7)	1,186,939	28.9	36.8
Cost of sales of wireless equipment	44,468	1.1	94,060	2.5	111.5	270,912	6.6	188.0
Provision for uncollectibles	105,305	2.7	104,507	2.8	(0.8)	89,198	2.2	(14.6)
Interconnection cost	401,507	10.1	425,917	11.4	6.1	411,352	10.0	(3.4)
Depreciation and amortization	1,308,861	33.0	1,231,807	32.9	(5.9)	963,344	23.5	(21.8)
Concession and other taxes	301,528	7.6	217,892	5.8	(27.7)	250,215	6.1	14.8

Total operating expenses	3,802,129	95.9	3,604,828	96.2	(5.2)	3,748,541	91.3	4.0

Operating income	161,599	4.1	143,527	3.8	(11.2)	358,082	8.7	149.5
Other (expense) income, net:
Exchange (loss) gain, net	(68,586)	(1.7)	(53,651)	(1.4)	(21.8)	6,329	0.2	(111.8)
Gain (loss) from net monetary position	49,004	1.2	3,804	0.1	(92.2)	(24,673)	(0.6)	(748.6)
Interest income	56,590	1.4	73,447	2.0	29.8	63,349	1.5	(13.7)
Interest expense	(51,410)	(1.3)	(43,247)	(1.2)	(15.9)	(19,754)	(0.5)	(54.3)

Financing (cost) benefit, net	(14,402)	(0.4)	(19,647)	(0.5)	36.4	25,251	0.6	(228.5)
(Loss) gain on sale of investments	—	0.0%	(46,243)	(1.2)	100.0	12,576	0.3	(127.2)
Other (expense) income, net	(9,374)	(0.2)	892	0.0	(109.5)	3,764	0.1	322.0

Total other (expense) income, net	(23,776)	(0.6)	(64,998)	(1.7)	173.4	41,591	1.0	(164.0)

Income before income tax	137,823	3.5	78,529	2.1	(43.0)	399,673	9.7	408.9
Income tax provision	(35,566)	(0.9)	(42,420)	(1.1)	19.3	(91,193)	(2.2)	115.0
Minority shareholder’s interest	(1,008)	(0.0)	(625)	(0.0)	(38.0)	(1,796)	(0.0)	187.4

Net income	101,249	2.6	35,484	1.0	(65.0)	306,684	7.5	764.3

Net income per share	130	N/A	46	N/A	(65.0)	395	N/A	764.3

Net income per ADS	913	N/A	320	N/A	(65.0)	2,766	N/A	764.3

Basic net income per share (4)	130	N/A	46	N/A	(65.0)	395	N/A	764.3

Basic net income per ADS (4)	913	N/A	320	N/A	(65.0)	2,766	N/A	764.3

(1)	Includes local usage, basic monthly recurring charges, installation charges and equipment sales.
(2)	Includes special services and data revenues.
(3)	Includes value-added services, primarily Internet access, and directory publishing fees.
(4)	As of December 31, 2004, there were no common stock equivalents having a dilutive effect on net income per share data.

Years Ended December 31, 2003 and 2004

Operating Revenues

Consolidated net operating revenues increased by Bs. 358.2 billion (9.6%) in 2004 to Bs. 4,106.6 billion compared with Bs. 3,748.4 billion in 2003, primarily due to volume increases representing Bs. 471.4 billion and growth in data revenues of Bs. 69.8 billion, wireless revenues of Bs. 377.1 billion and Internet revenues of Bs. 16.5 billion, partially offset by lower real rates which reduced revenues by approximately Bs. 506.8 billion. The lower rates were attributable to the absence of tariff increases for residential services since 2003 and non-residential services during 2004.

For the years ended December 31, 2004 and 2003, 65.9% and 72.6%, respectively, of total operating revenues were derived from wireline services. Revenues from wireless communications services and Internet accounted for 30.6% and 2.6%, respectively, of total operating revenues for the year ended December 31, 2004, and 23.5%, and 2.4%, respectively, for the year ended December 31, 2003.

Operating Volumes

The total number of fixed access lines in service increased by 326,132 (11.9%) to 3,060,041 at December 31, 2004, from 2,733,909 at December 31, 2003. The increase reflects the success of ADSL, which increased by 106.9% or 82,156 lines combined with the success of the prepaid platform which increased by 91.8% or 302,488 lines, primarily driven by the fixed wireless promotion offer.

During 2004, residential access lines increased 10.8% and non-residential access lines increased 4.5%. The number of public telephones in service increased by 3.5% during this same period.

Local billed minutes of use carried by the Company’s network increased by 579 million (6.1%) to 10,081 million billed minutes for the year ended December 31, 2004, from 9,502 million billed minutes of use for the year ended December 31, 2003. Residential billed minutes of use increased by 752 million (14.1%) to 6,097 million from 5,345 million billed minutes for the years ended December 31, 2004 and 2003, respectively, mainly due to a 20.9% and 32.4% increase in average minutes of use per postpaid and prepaid residential line, respectively. This reflected the improvement in the economy during 2004. Non-residential billed minutes of use increased by 43 million (1.4%) to 3,188 million from 3,145 million billed minutes, for the years ended December 31, 2004 and 2003, respectively. This increase in non-residential billed minutes was primarily attributable to a 15.1% increase in average minutes of use per prepaid non-residential line during the year ended December 31, 2004. Public telephony minutes decreased by 216 million (21.3%) to 796 million in 2004, from 1,012 million in 2003, as a result of customers continuing to use other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

Domestic long distance combined bundled and unbundled minutes decreased by 36 million (1.5%) to 2,335 million during 2004 from 2,371 million during 2003. Residential combined bundled and unbundled minutes of use decreased by 40 million (2.8%) to 1,417 million for the year ended December 31, 2004 from 1,457 million for the year ended December 31, 2003. Of that change, residential unbundled minutes of use increased by 90 million (24.2%) and residential bundled minutes of use decreased 130 million (12.0%) as a consequence of fewer customers enrolled in the special flat rate national long distance plan “Nights and Weekends.” By the end of December 2004, 141,113 customers had enrolled in the plan and generated 955 million bundled minutes of use, compared to 195,275 customers enrolled and 1,085 million bundled minutes of use by the end of December 2003. An important component of the unbundled traffic increase was the new “Plan Nacional 3000”, which was launched in July 2004 and included 3,000 seconds for a monthly fixed payment of Bs. 5,900 and a special rate of Bs. 26 for each additional second. As of December 31, 2004, this plan had 23,600 subscribers. Non-residential long distance minutes of use increased by 61 million (10.5%) to 643 million from 582 million for the years ended December 31, 2004 and 2003, respectively, driven by the increase in the number of non-residential prepaid customers, as well as the increase in the number of average minutes of use per prepaid non-residential line of 25.6%. Public telephones’ minutes of use decreased by 57 million (17.2%) to 275 million during 2004 from 332 million during 2003 due to increasing competition.

International minutes billed locally to Venezuelan customers increased by 39 million (19.5%) to 239 million for 2004 as compared to 200 million for 2003. This increase resulted from the higher number of lines and an increase in the average minutes of use per line of 21.1%, 84.9%, 37.4% and 63.1% in residential postpaid, residential prepaid, non-residential prepaid and public telephones, respectively. These increases were also the result of discounts offered through various promotions. In 2004, net settlement minutes with international carriers remained the same at 3 million (net outgoing) when compared to 2003. In 2004, outgoing minutes increased by 25 million (11.8%) and incoming minutes increased by 25 million (12.0%). This increase in incoming traffic is mainly related to reductions in prices negotiated with other carriers. The incoming minutes of use to outgoing minutes of use ratio remained at 0.99 for the years ended December 31, 2004 and 2003.

Local Services

Local services revenues include local usage, basic monthly recurring charges, installation charges and equipment sales. Local usage and basic rent revenues decreased by Bs. 97.3 billion (9.2%) to Bs. 957.7 billion in 2004 compared to Bs. 1,055.0 billion in 2003.

Local usage revenues decreased by Bs. 14.3 billion (3.4%) to Bs. 400.2 billion in 2004 compared to Bs. 414.5 billion in 2003. This decrease was primarily attributable to a Bs. 86.8 billion or 11.6% decrease in the average local usage real rate due to the absence of tariff increases, partially offset by a Bs. 72.5 billion or 6.1% increase in local billed minutes. Total residential billed minutes of use increased by 752 million (14.1%) in 2004 compared with 2003, primarily due to a 20.9% and 32.4% increase in average minutes of use per postpaid and prepaid residential line, respectively. This increase was driven by the introduction of a dial-up Internet offer called “CANTV Familiar” in May 2004 and the “Talk by Call” plan that includes 100 calls for a fixed rate, regardless of the length of the calls. Under the residential tariff structure in effect since 2002, three plans replaced the five previously existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced. As of the end of 2004, there were 611,484 prepaid residential lines compared to 314,585 prepaid residential lines at the end of 2003. The prepaid customer segment generally has lower-usage consumers.

Non-residential billed minutes of use in 2004 compared with 2003 increased by 43 million minutes (1.4%), mainly as a result of the higher prepaid customer base growing from 14,788 in 2003 to 20,377 in 2004 and a 15.1% increase in average minutes of use per prepaid line.

One of the Company’s strategic objectives is to offer pricing plans that satisfy our customers’ communications needs but also reduce cash flow volatility by encouraging migration to higher bundled minute plans with a lower variable component. Despite our migration initiative, total residential bundled minutes of use decreased by 268 million minutes (7.7%) to 3,228 million minutes in 2004 compared to 3,496 million in 2003.

Public telephony minutes of use during 2004 decreased by 216 million (21.3%) to 796 million in 2004 compared to 1,012 million in 2003 as a result of the Company’s customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets. The Company is also facing competition in Telecommunication Centers franchises from another operator. During 2004, the Company is implemented a set of initiatives in response, including: (i) fostering the growth in the number of Telecommunication Centers and (ii) introducing a new public telephone technology to allow its customers access to a wider range of services via the Company’s “Única” prepaid cards. The “Única” card will enhance the Company’s ability to introduce new products and promotions, and provide our customers with improved control over usage. As of December 2004, CANTV had 518 Telecommunication Centers franchises, a 14.1% increase over December 2003.

Basic monthly recurring charges decreased by Bs. 88.2 billion in 2004, attributable to a Bs. 75.9 billion (20.2%) decrease in residential charges, due to a real rate decline of 18.0%, a Bs. 12.3 billion (5.2%) decrease in non-residential charges, due to a real rate decline of 7.3%, and a 82,157 (4.9%) decrease in residential postpaid lines.

Installation charges and equipment sales increased by Bs. 5.2 billion (17.5%) in 2004, due to increases of 94,834 new wireline equipment sales. Additionally, the Company added 113,520 customers in 2004 as a result of its fixed-wireless services sales programs, including “CANTV Listo.”

The total number of access lines increased by 326,132 lines (11.9%) to 3.1 million due to 214,742 new residential customers, 25,984 non-residential customers, 82,156 new ADSL lines and 3,250 public telephone additions.

The Company continued its strict policy of terminating service to postpaid subscribers due to non-payment and migrating certain postpaid customers to prepaid plans to better match their usage patterns and payment ability, as well as to plans with pre-established credit limits.

Domestic Long Distance Usage

Revenues from domestic long distance usage increased by Bs. 0.6 billion (0.2%) to Bs. 300.7 billion in 2004 from Bs. 300.1 billion in 2003. This increase was due to an unbundled net volume increase of 7.3%, partially offset by a real rate decline of 6.8%. This volume growth was primarily the result of higher residential and non-residential prepaid access lines as well as higher minutes of use per line.

Total bundled and unbundled domestic long distance minutes of use decreased by 36 million (1.5%) to 2,335 million in 2004, compared to 2,371 million in 2003. Total residential bundled and unbundled domestic long distance minutes of use decreased by 40 million (2.7%) to 1,417 million in 2004 from 1,457 million in 2003. Unbundled residential domestic long distance minutes of use increased by 90 million due to a 24.2% and 26.8% increase in domestic long distance minutes of use per postpaid and prepaid line, respectively, while bundled residential domestic long distance minutes of use decreased by 130 million (12.0%) due to a reduction of 54,162 customers enrolled in our “Nights and Weekends” plan. Non-residential unbundled domestic long distance minutes of use increased by 61 million (10.5%) due to a 5.8% and 25.6% increase in average domestic long distance minutes of use per postpaid and prepaid line. Public telephony volumes decreased by 57 million minutes of use (17.2%) versus 2003 driven by customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

An important component of the unbundled traffic increase was the new “Plan Nacional 3000”, which was launched in July 2004 and included 3,000 seconds for a monthly fixed payment of Bs. 5,900 and a special rate of Bs. 26 for each additional second. In October 2002, the Company launched the new domestic long distance “Expanded Nights and Weekends” plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the “Expanded Nights and Weekends” plan, subscribers are entitled to an additional hour at night from Monday through Thursday and to two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 39,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 31,900. On December 31, 2004, 141,113 customers used the “Nights and Weekends” special flat rate national long distance plan.

International Long Distance

Total international long distance revenues decreased by Bs. 19.1 billion (14.7%) to Bs. 111.4 billion in 2004 compared to Bs. 130.5 billion in 2003. International long distance revenues from calls charged to customers decreased by Bs. 3.0 billion (2.6%) resulting from a Bs. 49.0 billion or 16.0% decrease in average real rates offset by a Bs. 46.0 billion or 19.5% increase of outgoing minutes charged to customers. This decline is attributable to lower international rates and the usage of the “Preferred Country” long distance calling plan. This plan allows the customer to select up to five countries and receive a discount of up to 20% for calls made to the selected countries. In addition, the Company also offers since 2002, discount plans called “My Destiny” and “My Super Destiny.” In the “My Destiny” plan customers pay up to Bs. 7,500 for their basic monthly charge and receive 25 minutes each month in calls to a pre-selected country plus a 35% discount on additional minutes. In the “My Super Destiny” plan customers pay up to Bs. 15,600 for their basic monthly charge and receive 55 minutes each month in calls to a pre-selected country plus a 40% discount on additional minutes. In March 2004, the Company launched a new international long distance tariff plan, called “My Mega Destiny”, in which customers pay up to Bs. 26,990 for their basic monthly charge and receive 100 minutes each month in calls to a pre-selected country plus a 45% discount on additional minutes.

Net settlement revenue with international carriers decreased by Bs. 16.2 billion in 2004 to a net expense of Bs. 2.3 billion compared to a net revenue of Bs. 13.9 billion recorded in 2003. This revenue decline was driven in part by an 11.8% increase in outbound traffic at an average rate that remained at similar levels throughout 2004, combined with a 12.0% increase in incoming traffic at rates that have decreased significantly as a response to increased competition between International Long Distance operators terminating traffic in Venezuela. The weighted average settlement rate at year-end for incoming and outgoing calls was approximately U.S.$0.075 and U.S.$0.059, respectively, compared to U.S.$0.079 and U.S.$0.018 in 2003, which represented a decrease of 5.1% for incoming and an increase of 227.8% for outgoing calls. The decline in rates represented a revenue decrease of Bs. 16.0 billion. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market and adopted aggressive pricing strategies aimed at capturing market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. International rates charged for incoming and outgoing calls are based on commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies. The ratio of incoming to outgoing calls was 0.99 in both 2004 and 2003.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 53.7% and 46.9% of the minutes recorded in 2004 and 2003, respectively.

Fixed to Mobile – Outgoing Calls

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to Mobile – Outgoing calls”. Fixed to mobile revenues decreased by Bs. 20.0 billion (3.0%) in 2004 compared to 2003, mainly due to average real rate decreases, since the tariff increase of 7.4% for residential and non-residential and 6.3% for public telephones approved in August 2004 did not fully compensate for the inflation increase of 19.2%. Increased volumes partially offset the impact of the decline in real rates.

Local fixed to mobile revenues decreased by Bs. 1.3 billion (0.3%). Local fixed to mobile average real rates decreased 5.4% compared to 2003. Local fixed to mobile residential minutes increased by 55 million (11.5%) and local fixed to mobile non-residential minutes increased by 64 million (12.1%) in 2004 compared to 2003. This growth is attributed to the increase in the number of prepaid lines in service.

Local minutes of use from public telephone to mobile decreased by 33 million (15.5%) in 2004 compared to 2003.

Domestic long distance fixed to mobile revenues decreased by Bs. 18.7 billion (8.3%). Domestic long distance fixed to mobile average real rates decreased by 19.5% from 2003. Domestic long distance fixed to mobile minutes increased by 70 million (13.0%) in 2004 compared to 2003. This was due to a 34 million (21.0%) and 55 million (26.2%) residential and non-residential fixed to mobile minutes increase, offset by a 19 million (11.3%) public telephone minutes decrease.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network.

Interconnection incoming revenue increased by Bs. 1.3 billion (1.5%) in 2004 compared to 2003, mainly driven by volume increases due to growth in other operators’ fixed subscriber bases, international long distance calls received by other local operators terminating in the Company’s network, and growth in mobile to fixed traffic. The growth in volumes was partially offset by a 27.0% decline in weighted average real rates. Total incoming minutes of use increased by 539 million (45.1%), mainly driven by increased traffic from other operators, mainly from other fixed wireless and international long distance operators. Local and domestic long distance incoming minutes increased by 484 million (48.8%) and 55 million (27.1%), respectively, in 2004 compared to 2003. This volume increase was attributable to an increase in local and domestic long distance fixed to fixed minutes of 293 million and 12 million, respectively, combined with higher local and domestic long distance mobile to fixed minutes of 191 million and 43 million, respectively.

Other Wireline-Related Services

Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, increased by Bs. 119.0 billion (25.1%) to Bs. 593.3 billion in 2004 compared to Bs. 474.3 billion in 2003, mainly driven by wider availability of Acceso a Banda Ancha (Broadband Access) (“ABA”) ADSL lines. A higher number of available ports, enhanced sales channels incorporating authorized distribution agents, a special promotion that included a modem financing program, and free installation assistance were the primary drivers behind this growth. Revenues from data transmission services, including ABA, Frame Relay, and Digital Private Lines (“DPL”) services increased by Bs. 69.8 billion (20.4%) in 2004 to Bs. 412.5 billion compared to Bs. 342.7 billion in 2003. This increase was mainly due to an increase of Bs. 39.5 billion in ADSL and a 106.9% increase in ADSL lines, combined with an increase in average real rates of 27.1% and Bs. 14.2 billion from services provided for electoral processes, partially offset by a decrease in private circuits including DPL and analog circuits by 9.2%. Services provided for electoral processes also included other revenues of Bs. 53.8 billion, including transcription of election returns, technical support and personnel for the operation of the voting machines in all the automated voting centers].

Wireless Services

Wireless service revenues increased by Bs. 377.1 billion (42.9%) to Bs. 1,257.1 billion in 2004 compared to Bs. 880.0 billion recorded in 2003, reflecting continued growth in both the postpaid and the prepaid customer base combined with handset sales increases. The customer growth reflected the growth in Venezuela’s market penetration from 10.4% in 2003 to 11.8% in 2004. Also contributing to the revenue increase was higher monthly revenue per customer. Wireless services revenues include airtime, access, interconnection and special services revenues.

The 15.9% growth in the wireless customer base was primarily driven by the continued success of prepaid services, enhanced product offerings, a focused acquisition strategy, and the improved economic conditions. The postpaid customer base increased 10.6% and ended the year with 221,938 subscribers. In 2004, prepaid subscribers increased by 16.3%, reaching a total of 2,884,425 customers at December 31, 2004, compared to 2,480,423 customers at December 31, 2003. This growth was generated by several promotions initiated in late 2003, including, among others, the “Pégate con Más” (“Connect with More”) plan, the “Pégate Durísimo” (“Fully Connected”) plan, and the implementation of new plans during 2004. In April 2004, Movilnet launched a new plan called “Rumbear” (“To Party”) which promotes usage during off-peak hours and is directed at the youth market, and a prepaid plan, “Pégate con más 600” (“Connect with More 600”), was launched in October 2004, offering 600 free minutes for Movilnet-to-Movilnet and Movilnet-to-CANTV calls for a flat rate of Bs. 89,000. As of December 31, 2004, 10,142 and 486,304 customers were enrolled in the “Pégate con más 600” and “Rumbear” plans, respectively.

Most of the 2004 growth occurred during the fourth quarter, with 359,588 net additions, fueled by the “Promoción Navidad” (“Christmas promotion”), including bundling products and services such as cellular handsets, activation fees, credits and short messages, among others.

The “Pégate con Más” plan was launched in November 2002 and provides customers additional bundled minutes and lower prepaid rates per minutes of use. As of December 31, 2004, 71,510 postpaid and 122,781 prepaid customers were enrolled in this plan. Beginning August 2003, the “Pégate Durísimo” plan was launched for both prepaid and postpaid customers, offering airtime measured in seconds, free SMS and voice message service at a flat rate. As of December 31, 2004, 521,059 prepaid customers and 41,658 postpaid customers were enrolled in this plan.

Total minutes of use (incoming and outgoing) increased by 801 million (38.1%) to 2,901 million in 2004 compared to 2,100 million in 2003 due to the increase in our subscriber base. Outgoing billed postpaid minutes of use decreased by 8 million (2.0%) mainly driven by the addition of more bundled minutes in our rate plans. Conversely, usage of postpaid bundled minutes increased from 395 million to 670 million. Total prepaid billed minutes of use increased by 334 million (34.3%) in 2004 due to prepaid customer growth. Incoming minutes of use increased by 55 million (17.4%) driven by a 68.8% increase in fixed to mobile calls.

Billed average minutes of use per postpaid customer decreased by 2.0% in 2004 compared to 2003 due to our customers subscribing to plans with more bundled minutes. Flat rate plans’ bundled minutes increased by 100.2% in 2004 compared to 2003. Billed average minutes of use per prepaid customer increased 34.3% in 2004, mainly as a result of the “Pégate con Más” and the “Pégate Durísimo” plans.

As a result of this volume growth, airtime revenues increased by Bs. 141.9 billion (37.2%) to Bs. 523.6 billion in 2004 from Bs. 381.7 billion in 2003.

Revenues from wireless special services increased by Bs. 55.1 billion, mainly driven by increased SMS rates as well as increases in prepaid voicemail. Due to the rate increase, SMS messages decreased 20.1% in 2004 totaling 3,646 million compared to 4,563 million in 2003. Customers were previously afforded unlimited messages under the prepaid plan. The Company introduced this charge to prevent traffic congestion and increase revenues. Prepaid voicemail increased due to higher prepaid subscribers.

Equipment sales increased by Bs. 141.9 billion, mainly due to the exchange control that has brought about two significant changes in Movilnet’s handset business: the increased participation of Movilnet as direct handset distributor, and the reduction of subsidies in handset sales.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, which included Internet services and directory publications, decreased by Bs. 3.3 billion (2.3%) to Bs. 142.2 billion in 2004 from Bs. 145.5 billion in 2003.

Internet revenues increased by Bs. 1.2 billion (1.1%) to Bs. 107.4 billion in 2004, due to a 56.3% increase in the subscriber base, which reached 362,569 subscribers at year-end 2004 compared to 231,938 subscribers at year-end 2003. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s strict credit policies. During 2004, the Company continued offering customers a flat rate plan for Internet access using the Company’s prepaid cards. In March 2004, as a part of an Internet market promotion strategy, the Company launched the “Mi Primer PC” (“My First PC”) program. This program seeks to facilitate customers’ acquisition of personal computers together with CANTV.Net services through an attractive financing offer. Additionally, in May 2004, CANTV launched the “Internet Tamaño Familiar” (“Family Size Internet”) promotion, which provides the first three months of service free of charge and allows the activation of up to five independent users under the same Internet dial-up account.

The Company’s broadband Internet access products showed strong growth during 2004, ending the year with 1,076 Frame Relay customers and 159,003 ADSL lines, representing a growth of 8.4% and 106.9%, respectively, during the year.

Revenues from directory service decreased by Bs. 4.4 billion in 2004 to Bs. 34.8 billion compared to Bs. 39.2 billion in 2003 due to lower real rates.

Operating Expenses

Total operating expenses increased by Bs. 143.7 billion (4.0%) to Bs. 3,748.5 billion in 2004 compared to Bs. 3,604.8 billion in 2003 due mainly to increases in the cost of equipment sales.

Uncollectibles expense decreased by Bs. 15.3 billion (14.6%) in 2004. The decline in uncollectibles expense reflects the increase in prepaid customers and continuing improvement in cash collections resulting from the continuing application of strict credit policies. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.2% for the year ended December 31, 2004, compared to 2.8% in 2003.

Cost of sales of wireless equipment increased by Bs. 176.8 billion (188.0%) in 2004 to Bs. 270.9 billion compared to Bs. 94.1 billion in 2003. The exchange control regime has prompted the Company to assume a primary role in the distribution of mobile handsets, due to the difficulties that distributors have had in accessing foreign exchange.

Labor and benefits expense decreased by 13.0%, due mainly to the reduction of 2.5% in the number of employees, and a reduction in pension expense primarily due to the amortization of 2003 actuarial gains.

Operations, maintenance, repairs and administrative expenses increased by 36.8% in 2004 to Bs. 1,186.9 billion compared to Bs. 867.7 billion in 2003. This increase was due mainly to a 22.3% increase in contractor expense related to our contract supporting the 2004 presidential referendum and regional elections, consulting fees related to sales initiatives, and contractors supporting our customer service activities and processes, as well as an increase of Bs. 98.9 billion in miscellaneous expenses.

2004 Miscellaneous expenses include legal and tax contingencies of Bs. 109.3 billion, an increase of Bs. 77.9 billion over 2003. This increase includes a Bs. 44.4 billion provision related to a potential pension benefits adjustment related to a ruling issued by the Constitutional Chamber of the Supreme Court in January 2005. See Item 8. “Other Financial Information — Legal Proceedings”.

Depreciation and amortization expense decreased by Bs. 268.5 billion (21.8%) to Bs. 963.3 billion in 2004 from Bs. 1,231.8 billion in 2003. This decrease was a result of assets reaching the end of their useful lives as well as disposals.

Interconnection costs decreased by Bs. 14.5 billion (3.4%) in 2004 to Bs. 411.4 billion compared to Bs. 425.9 billion in 2003 due to lower average real rates.

Concession and other non-income taxes increased by Bs. 32.3 billion (14.8%) resulting from the higher revenue base combined with a one-time 2003 adjustment that recognized a Bs. 20.0 billion expense reduction attributable to a change in the wireless interconnection revenue tax base.

Other Income (Expense), Net

Total other income, net totaled Bs. 41.6 billion for 2004 compared to a Bs. 65.0 billion expense for 2003. The 2004 income was attributable to a Bs. 21.0 billion 2004 gain on the sale of our investment in New Skies, and lower interest expense. In 2003, other expense, net resulted from the Bs. 46.2 billion loss from the sale of U.S. dollar-denominated bonds, an exchange loss and higher interest expense.

The 2004 Bs. 24.7 billion loss from monetary position of recorded in 2004 was generated by the Company’s average net monetary asset position. The 2003 gain from monetary position of Bs. 3.8 billion was attributable to an average net monetary liability position.

The 2004 exchange gain, net of Bs. 6.3 billion recorded in 2004 is primarily due to the exchange gain of Bs. 8.4 billion recognized from the sale of our investment in New Skies. The New Skies exchange gain had previously been recorded as a separate account in equity pending its disposition.

Interest income decreased by Bs. 10.1 billion (13.7%) to Bs. 63.3 billion for 2004 from Bs. 73.4 billion for 2003, due to lower average rates earned on short-term or temporary investments during 2004.

Interest expense decreased by Bs. 23.4 billion (54.3%) to Bs. 19.8 billion in 2004 compared to Bs. 43.2 billion in 2003. This decrease was primarily the result of debt principal repayments during 2004, including a Bs. 179.4 billion (U.S.$100 million) for Yankee Bonds, Bs. 27.2 billion (U.S.$14.7 million) for the IFC loans, as well as Bs. 19.0 billion (¥1,081 million) for Japan’s Eximbank and other local bank loans. See “— Liquidity and Capital Resources” for a description of these loans.

Income Taxes

The Company’s income tax provision totaled Bs. 91.2 billion for 2004 compared to Bs. 42.4 billion for 2003, due to higher taxable income and lower investment tax credits. The effective tax rate for 2004 was 22.8% compared to 54.0% in 2003. The 2003 taxable income included a non-deductible loss from the sale of U.S. dollar-denominated bonds offset by the benefit from a Bs. 95.3 billion pension plan funding contribution.

Years Ended December 31, 2002 and 2003

Operating Revenues

Consolidated net operating revenues decreased by Bs. 215.3 billion (5.4%) in 2003 to Bs. 3,748.4 billion compared with Bs. 3,963.7 billion in 2002, primarily attributable to volume decreases and the absence of the agreed 2003 residential tariff increases. Volume decreases resulted in a Bs. 295.1 billion revenue reduction. These volume decreases represented a decrease of 13.0% of unbundled minutes resulting from the ongoing shift of customers to flat-rate plans and a decline of 5.4% in residential and non-residential postpaid access lines, partially offset by growth in data revenues of Bs. 84.9 billion, wireless of Bs. 52.2 billion and Internet revenues of Bs. 12.5 billion. The agreed 2003 residential tariff was estimated at an average of 24%, which represented a revenue reduction of approximately Bs. 82.9 billion, and non-residential tariff adjustments lagging inflation by approximately Bs. 7.0 billion.

For the years ended December 31, 2003 and 2002, 72.6% and 76.9%, respectively, of total operating revenues were generated from wireline services. Revenues from wireless communications services and Internet services accounted for 23.5% and 2.6%, respectively, of total operating revenues for the year ended December 31, 2003, and 19.7% and 2.4%, respectively, for the year ended December 31, 2002.

Operating Volumes

The total number of fixed access lines in service increased by 28,546 (1.1%) to 2,733,909 at December 31, 2003, from 2,705,363 at December 31, 2002. The increase reflects the success of our prepaid platform combined with the success of ADSL, which increased 64.0% or 29,977 lines.

During 2003, residential access lines increased 0.8% and non-residential access lines decreased 3.2%. The number of public telephones in service increased by 2.0% during this same period.

Local billed minutes of use carried by the Company’s network decreased by 1,126 million (10.6%) to 9,502 million billed minutes for the year ended December 31, 2003, from 10,628 million billed minutes for the year ended December 31, 2002. Residential billed minutes of use decreased by 338 million (5.9%) to 5,345 million from 5,683 million billed minutes for the years ended December 31, 2003 and 2002, respectively, mainly due to a 2.4% decrease in average minutes of use per residential line. This was mostly driven by customer migration to higher-bundled minutes plans. Non-residential billed minutes of use decreased by 561 million (15.1%) to 3,145 million from 3,706 million billed minutes for the years ended December 31, 2003 and 2002, respectively. The drop in non-residential billed minutes was primarily attributable to customer migration to the flat rate plan for Internet services and to a decrease in the number of postpaid, non-residential lines as a consequence of cost-cutting measures applied by these businesses in response to the recession. Local non-residential billed minutes of use per-line decreased 9.8% during the year ended December 31, 2003. Public telephony minutes decreased by 227 million (18.3%) to 1,012 million in 2003, from 1,239 million in 2002, as a result of customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

Domestic long distance combined bundled and unbundled minutes decreased by 251 million (9.6%) to 2,371 million during 2003 from 2,622 million during 2002. Residential combined bundled and unbundled minutes of use decreased by 73 million (4.8%) to 1,457 million for the year ended December 31, 2003 from 1,530 million for the year ended December 31, 2002. Of that change, residential unbundled minutes of use decreased by 129 million (25.7%) and residential bundled minutes of use increased 56 million (5.4%) as a consequence of the special flat rate national long distance plan first introduced in November 2000 for “Nights and Weekends.” During 2003, this popular plan generated 1,085 million bundled minutes of use, compared to the 1,029 million bundled minutes of use posted during 2002. Non-residential long distance minutes of use decreased by 83 million (12.5%) to 582 million from 665 million for the years ended December 31, 2003 and 2002, respectively. This decline was driven by a reduction in the number of non-residential postpaid customers resulting from corporate consolidations and cost-cutting measures as well as the decline in the number of average minutes of use per non-residential line of 9.6%. Public telephones’ minutes of use decreased by 95 million (22.2%) to 332 million during 2003 from 427 million during 2002.

International minutes billed locally to Venezuelan customers decreased by 12 million (5.7%) to 200 million for 2003 as compared to 212 million for 2002. This decrease in the number of international minutes billed locally to Venezuelan customers reflected a 17.2% decline in the residential sector and an 11.4% decline in the non-residential sector, while related public telephone usage grew by 61.3%. Decreases in the residential and non-residential sector were mainly driven by the soft economy resulting from high inflation, falling levels of consumption and increasing unemployment, the reduction in the number of postpaid non-residential lines and combined in part with the impact of the increasing competition in international long distance services. In 2003, net settlement minutes with international carriers decreased by 19 million (118.8%) to 3 million (net outgoing) from 16 million (net incoming) in 2002. In 2003, outgoing minutes decreased by 1 million (0.5%) and incoming minutes decreased by 20 million (8.8%). This decline in incoming traffic is mainly related to reductions in traffic from U.S. carriers. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market and adopted aggressive pricing strategies to capture market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. The incoming minutes of use to outgoing minutes of use ratio decreased by 0.1 (8.3%) to 0.99 for the year ended December 2003 from 1.08 for the year ended December 2002.

Local Services

Local services revenues include local usage, basic monthly recurring charges, installation charges and equipment sales. Local usage and basic rent revenues decreased by 131.8 million (11.1%) to Bs. 1,055.0 million in 2003 compared to Bs. 1,186.8 million in 2002. While revenues declined, the total number of access lines increased by 28,546 lines (1.1%) to 2.7 million due to 16,055 new residential customers, 29,977 new ADSL lines and 1,800 public telephone additions, offset by a decrease of 19,286 non-residential lines.

Local usage revenues decreased by Bs. 80.5 billion (16.3%) to Bs. 414.5 billion in 2003 compared to Bs. 495.0 billion in 2002. This decrease was primarily attributable to a 10.6% decrease in local billed minutes combined with a decrease in the average local usage real rate. Blended local average real rates decreased 14.9% in 2003 compared to 2002 as a result of the absence of residential tariff increases as well as non-residential tariff increases that did not fully offset the effects of inflation.

Total residential billed minutes of use decreased by 338 million (5.9%) in 2003 compared with 2002, primarily due to a 2.4% decrease in average minutes of use per residential line. Under the residential tariff structure in effect since 2002, three plans replaced the five previously existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced. As of the end of 2003, there were 314,585 prepaid residential lines compared to 191,634 prepaid residential lines as of the end of 2002. Our prepaid customers generally generate lower-usage than postpaid customers.

Contributing to the local usage revenues decline was a decrease of 561 million (15.1%) in total non-residential billed minutes of use in 2003 compared with 2002, mainly as a result of the smaller non-residential customer base and a 9.8% decrease in average minutes of use per line.

One of the Company’s strategic objectives is to offer pricing plans that satisfy our customers’ communications needs while also reducing cash flow volatility by encouraging migration to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use decreased by 339 million minutes (8.8%) to 3,496 million minutes in 2003 compared with 3,835 million minutes in 2002. This decline was primarily the result of lower bundled average minutes of use per line of 17.8% for prepaid customers and 1.0% for postpaid customers.

Public telephony minutes of use during 2003 decreased by 227 million (18.3%) to 1,012 million compared to 1,239 million in 2002 as a result of customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets. The Company is facing stiff competition in Telecommunication Centers franchises from another operator. The Company implemented a set of initiatives in response, including: (i) fostering the growth in the number of Telecommunication Centers and (ii) introducing a new public telephone technology in 2004 to allow its customers access to a wider range of services via the Company’s “Única” prepaid cards. As of December 2003, CANTV had 454 Telecommunication Centers franchises, an 8.1% increase over December 2002.

Basic monthly recurring charges decreased by Bs. 51.3 billion in 2003, attributable to a Bs. 40.3 billion (9.7%) decrease in residential charges, due to a real rate decline of 6.7%, combined with a decrease in the customer base of 1.4%, and a Bs. 19.5 billion (7.7%) decrease in non-residential charges, due to a real rate decline of 1.2%, combined with a decrease in the customer base of 2.9%.

Installation charges and equipment sales increased by Bs. 8.6 billion (40.3%) in 2003, due to increases of 53,276 new wireline installations and 53,817 new wireline equipment sales. Additionally, the Company added 45,077 customers in 2003 as a result of its new fixed-wireless services sales programs, including “CANTV Listo.”

The Company continued its strict policy of terminating service to prepaid subscribers due to non-payment and migrating certain postpaid customers to prepaid plans as well as to plans with pre-established credit limits to better match their usage patterns and payment ability.

Domestic Long Distance Usage

Revenues from domestic long distance usage decreased by Bs. 81.7 billion (21.4%) to Bs. 300.1 billion in 2003 from Bs. 381.8 billion in 2002. This decline was due to a market driven, real rate decline of 6.7%, combined with an unbundled net volume decrease of 19.3%. This volume reduction was primarily the result of fewer residential and non-residential access lines as well as customers migrating to bundled flat rate plans.

Total bundled and unbundled domestic long distance minutes of use decreased by 251 million (9.6%) to 2,371 million in 2003, compared to 2,622 million in 2002. Total residential bundled and unbundled domestic long distance minutes of use decreased by 73 million (4.8%) to 1,457 million in 2003 from 1,530 million in 2002. Unbundled residential domestic long distance minutes of use decreased by 129 million due to a 23.5% decrease in domestic long distance minutes of use per line while bundled residential domestic long distance minutes of use increased by 56 million (5.4%) despite a reduction of 34,222 customers enrolled in the “Nights and Weekends” plan. Non-residential unbundled domestic long distance minutes of use decreased by 83 million (12.5%) due to a 9.6% decline in average domestic long distance minutes of use per line.

Public telephony volumes decreased by 95 million minutes of use (22.2%) versus 2002 driven by customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

In October 2002, the Company launched a new domestic long distance “Expanded Nights and Weekends” plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the new “Expanded Nights and Weekends” plan subscribers are entitled to an additional hour at night from Monday through Thursday and to two additional hours in the morning from 8:00 pm to 7:59 am, and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 28,900. The previous “Nights and Weekends” plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 26,300. On December 31, 2003, 195,275 customers used the “Nights and Weekends” special flat rate national long distance plan.

International Long Distance

Total international long distance revenues decreased by Bs. 43.9 billion (25.2%) to Bs. 130.5 billion in 2003 compared to Bs. 174.4 billion in 2002. International long distance revenues from calls charged to customers decreased by Bs. 35.7 billion (23.5%) in 2003 to Bs. 116.7 billion compared to Bs. 152.4 billion in 2002. This decline is attributable to a real rate decrease of 23.2% as a result of lower international rates and the usage of the “Preferred Country” long distance calling plan. This plan allows the customer to select up to five countries and receive a discount of up to 20% for calls made to the selected countries. In

September 2002, the Company also launched two new international long distance tariff plans, called “My Destiny” and “My Super Destiny.” In the “My Destiny” plan customers pay up to Bs. 7,500 for their basic monthly charge and get 25 minutes each month in calls to a pre-selected country plus a 35% discount on additional minutes. In the “My Super Destiny” plan customers pay up to Bs. 14,740 for their basic monthly charge and get 55 minutes each month in calls to a pre-selected country plus a 40% discount on additional minutes. In March 2004, the Company launched a new international long distance tariff plan, called “My Mega Destiny”, in which customers pay up to Bs. 25,500 for their basic monthly charge and get 100 minutes each month in calls to a pre-selected country plus a 45% discount on additional minutes. This real rate decrease resulted in a revenue reduction of Bs. 37.6 billion, combined with a volume decrease of 3.3%, reducing revenues to Bs. 4.4 billion. Partially offsetting these decreases were higher revenues from a reduction of total discounts offered to customers of Bs. 6.3 billion.

Net settlement revenue with international carriers decreased by Bs. 8.1 billion (36.9%) in 2003 to Bs. 13.9 billion compared to Bs. 22.0 billion recorded in 2002. This revenue decline was driven in part by a net volume decrease of 118.8% due to a reduction of 19 million of incoming minutes as compared to 2002. This decline is mainly due to the decrease of incoming traffic from U.S. carriers. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have entered the market and adopted aggressive pricing strategies to capture market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. The weighted average settlement rate at year-end was approximately U.S.$0.079 in 2003 compared to U.S.$0.122 in 2002 for incoming traffic, and U.S.$0.018 in 2003 compared to U.S.$0.035 in 2002 for outgoing traffic, representing decreases of 35.2% and 48.6%, respectively. These reductions were the result of negotiations of lower rates due to the increasing competition. The ratio of incoming to outgoing calls was 0.99 and 1.08 in 2003 and 2002, respectively.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 46.9% and 42.0% of the minutes recorded in 2003 and 2002, respectively. The average settlement rate for international traffic between the United States and Venezuela was U.S.$0.38 per minute during 2001. Since 2002, the accounting rate is no longer valid to perform settlements of international traffic with American carriers. This plan has been replaced by commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies.

Fixed to Mobile – Outgoing Calls

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to Mobile – Outgoing calls.” Fixed to mobile revenues decreased by Bs. 183.8 billion (21.4%) in 2003 compared to 2002, mainly due to a decrease of 458 million in total fixed to mobile minutes of use. Beginning April 2003, local and domestic long distance fixed to mobile tariffs were consolidated and the rate structure for the two services became identical, resulting in a higher local tariff and a lower domestic long distance tariff.

2003 local fixed to mobile revenues decreased by Bs. 93.4 billion (17.1%). Local fixed to mobile residential minutes decreased by 126 million (20.8%) and local fixed to mobile non-residential minutes decreased 113 million (17.6%) in 2003 compared to 2002. This downtrend is attributed to the decrease in the number of postpaid lines in service and the migration to wireless communications (mobile to mobile). Local fixed to mobile average real rates increased 7.1% in 2003, compared to 2002.

Local minutes of use from public telephones to mobile decreased by 141 million (39.8%) in 2003 compared to 2002.

Domestic long distance fixed to mobile revenues decreased by Bs. 90.4 billion (28.7%) in 2003. Domestic long distance fixed to mobile minutes decreased by 78 million (12.6%) in 2003 compared to 2002. This decrease was due to a 35.6% decrease in public telephony domestic long distance fixed to mobile minutes, partially offset by an increase in residential domestic long distance fixed to mobile minutes of 7.7%. Domestic long distance fixed to mobile average real rates decreased by 16.5% from 2002. Effective April 2003, domestic long distance fixed to mobile minutes of use were rounded to whole minutes instead of actual minutes elapsed for residential and non-residential services, resulting in higher residential and non-residential domestic long distance minutes of use effective April 2003.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network. Interconnection incoming revenue increased by Bs. 16.8 billion (24.1%) in 2003 to Bs. 86.6 billion compared to Bs. 69.8 billion in 2002, mainly driven by weighted average real rate increases of 14.6%. Total incoming minutes of use increased by 263 million (28.2%), mainly driven by increased traffic from other operators (primarily fixed wireless and international long distance operators). Local and domestic long distance incoming minutes increased by 230 million (30.2%) and 33 million (19.4%), respectively, when compared to 2002. This volume increase was attributable to an increase in local and domestic long distance fixed to fixed minutes of 305 million and 51 million, respectively, offset by a lower local and domestic long distance mobile to fixed minutes of 22 million and 22 million, respectively.

Other Wireline-Related Services

Other wireline-related service revenues, which include data services, interconnection facilities charges, reconnection fees, late payment charges and miscellaneous charges, increased by Bs. 97.2 billion (25.8%) to Bs. 474.3 billion in 2003 compared to Bs. 377.1 billion in 2002, mainly driven by wider availability of ADSL lines. Additionally, CANTV proactively offered the re-allocation of links as well as integrated solutions with the same pricing plans. Revenues from data transmission services, including ABA, Frame Relay, and DPL services, increased by Bs. 84.9 billion (32.9%) in 2003 to Bs. 342.8 billion compared to Bs. 257.8 billion in 2002. This increase was mainly due to an increase of Bs. 21.1 billion in ADSL, resulting from a 64.0% increase in ADSL lines, combined with an increase in average real rates of 40.6%, partially offset by a 4.8% decrease in DPL and analog circuits.

Wireless Services

Wireless service revenues increased by Bs. 97.5 billion (12.5%) to Bs. 880.0 billion in 2003 compared to Bs. 782.5 billion recorded in 2002, reflecting continued growth in the prepaid customer base combined with the continued effect of the interconnection agreement signed in 2001, in which incoming minutes from other operators are billed. Partially offsetting this growth were decreases in airtime revenue of Bs. 6.9 billion due to a 16.3% decrease in outgoing postpaid minutes, combined with lower monthly activation fees driven by the migration of customers to lower price plans with more free minutes and promotional campaigns and higher average real rates. Wireless market share at December 2003 increased to 41.7% from 40.7% in December 2002. Wireless services revenues include airtime, access, interconnection and special services revenues.

Growth of 4.7% in the wireless customer base was primarily driven by the continued success of prepaid services during 2002. The postpaid customer base remained flat, decreasing slightly by 0.2% in 2003, ending with 200,651 subscribers. In 2003, prepaid subscribers increased by 5.1%, reaching a total of 2,480,423 customers at December 31, 2003, compared to 2,359,610 prepaid customers at December 31, 2002. This growth was generated by several promotions and the implementation of new plans during 2003, including, among others, the “Pégate con Más” plan, and the “Pégate Durísimo” plan. Most of the 2003 growth occurred during the fourth quarter, fueled by the “Navidad 2003” (“Christmas 2003”) promotion with handsets at prices below those of competitors as well as a 50% reduction in the first month’s access rate.

The “Pégate con Más” plan was launched in November 2002 and provides customers additional bundled minutes and lower prepaid rates per minutes of use. As of December 31, 2003, 58,945 postpaid and 111,109 prepaid customers subscribed to this plan. Beginning August 2003, the “Pégate Durísimo” plan was launched for both prepaid and postpaid customers, offering airtime measured in seconds, free SMS and voice message service at a flat rate. As of December 31, 2003, 505,875 prepaid customers and 22,588 postpaid customers were enrolled in this plan.

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

Total minutes of use (incoming and outgoing) increased by 491 million (30.5%) to 2,100 million in 2003 compared to 1,609 million in 2002. Outgoing billed postpaid minutes of use decreased by 79 million (16.8%), mainly driven by the addition of more bundled minutes in their rate plans, resulting in usage of more bundled minutes instead of unbundled billed minutes. Total prepaid billed minutes of use increased by 367 million (60.6%) in 2003 due to prepaid customer growth. Incoming minutes of use decreased by 24 million (7.0%) driven by a 66.7% and 19.1% decrease in fixed to mobile and mobile to mobile calls, respectively.

Billed average minutes of use per postpaid customer decreased by 25.3% in 2003 compared to 2002 due to customers’ reaction to the nominal price increases. Flat rate plans’ bundled minutes increased by 5% in 2003 compared to 2002. Billed average minutes of use per prepaid customer increased 52.9% in 2003, mainly as a result of the “Pégate con Más” and the “Pégate Durísimo” plans.

In November 2002, the “El Regalote” (“The Grand Gift”) sales campaign was launched, awarding customers with free minutes and services in the following year in an amount equal to their usage during the November/December season, subject to certain conditions. These revenues were deferred in proportion to the customers expected to enroll in this promotion.

As a result of the expansion in the prepaid customer base, overall penetration into the potential customer market improved from 10.1% in 2002 to 10.4% in 2003. Partially offsetting the favorable impact of customer growth was the declining monthly revenue per customer due to expansion in lower-usage customer segments through prepaid wireless service offerings and the introduction of more economical postpaid plans.

Revenues from wireless special services increased by Bs. 68.1 billion mainly driven by increases in SMS, which increased in volume and rates, and increases in prepaid voicemail. During 2002, the Company signed interconnection agreements with other operators which had a positive impact on SMS services revenues. SMS messages increased 190.5% in 2003 totaling 4,563 million compared to 1,571 million in 2002. The increase in SMS messages occurred primarily during the first semester of 2003, partially offset by a progressive decrease during the second semester of the year as a result of customers’ reaction to the additional Bs. 5 charge per message begun in June 2003 compared to the previously unlimited prepaid plan. The Company introduced this charge to prevent traffic congestion and increase revenues.

Equipment sales increased by Bs. 45.3 billion, mainly due to the Christmas and other promotions offered during 2003.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, including Internet services and directory publications, increased by Bs. 14.2 billion (10.8%) to Bs. 145.5 billion in 2003 from Bs. 131.3 billion in 2002.

Internet revenues increased by Bs. 13.3 billion (17.4%) to Bs. 90.3 billion in 2003, due to a 18.6% increase in the subscriber base, which reached 231,938 subscribers at year-end 2003 compared to 195,616 subscribers at year-end 2002. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s strict credit policies. During 2003, the Company continued offering customers a flat rate plan for Internet access using the Company’s prepaid cards.

The Company’s broadband Internet access products showed strong growth during 2003, ending the year with 993 Frame Relay customers and 76,847 ADSL lines, representing growth of 9.1% and 64.0%, respectively, during the year. This increase highlights the Company’s leading presence in the Internet broadband access market in Venezuela.

Revenues from directory service remained almost flat at Bs. 39.2 billion in 2003 compared to Bs. 39.0 billion in 2002.

Operating Expenses

Total operating expenses decreased by Bs. 197.3 billion (5.2%) to Bs. 3,604.8 billion in 2003 compared to Bs. 3,802.1 billion in 2002 due mainly to effective cost-cutting measures in response to the difficult economic and political environment.

Uncollectibles expense decreased by Bs. 0.8 billion (0.8%) in 2003. The decline in uncollectibles expense reflects continuing improvement in cash collections resulting from the application of stricter credit policies, the increase of prepaid customers and the decline in revenues. Uncollectibles expense, expressed as a percentage of total operating revenues, amounted to 2.8% for the year ended December 31, 2003, compared to 2.7% in 2002.

Cost of sales of wireless equipment increased by Bs. 49.6 billion (111.5%) in 2003 to Bs. 94.1 billion compared to Bs. 44.5 billion in 2002. The exchange control regime prompted the Company to assume a primary role in the distribution of mobile handsets, due to the difficulties that distributors had in accessing foreign exchange.

Labor and benefits expense decreased by 2.5% in 2003, due mainly to the reduction of 5.4% in the number of employees.

Operations, maintenance, repairs and administrative expenses decreased by 9.7% in 2003 to Bs. 867.7 billion compared to Bs. 960.8 billion in 2002. The decrease is attributed to terminated agreements with suppliers and reductions in commissions paid to agents and advertising expenses. These cost reductions were partially offset by contractor expense increases related to the customer service center manpower requirements and software maintenance.

Depreciation and amortization expense decreased by Bs. 77.1 billion (5.9%) to Bs. 1,231.8 billion in 2003 from Bs. 1,308.9 billion in 2002. This decrease was a result of assets reaching the end of their useful lives as well as disposals.

Interconnection costs increased by Bs. 24.4 billion (6.1%) in 2003 to Bs. 425.9 billion compared to Bs. 401.5 billion in 2002 due to average real rates increases.

Concession and other non-income taxes decreased by Bs. 83.6 billion (27.7%) resulting from a redefinition of the taxable base for the calculation of special telecommunications taxes on interconnection revenues from wireless operations. In addition to this one-time adjustment, concession and other taxes decreased as a result of the reduction in the bank tax on financial transactions from 1% during 2002 to 0.75% from June 2003 until December 2003. Currently the bank tax on financial transactions is 0.5%.

Other Expense, Net

Total other expense, net totaled Bs. 65.0 billion for 2003 compared to Bs. 23.8 billion for 2002. This increase was primarily due to a Bs. 46.2 billion loss recorded from the sale of U.S. dollar-denominated Venezuelan Government Bonds acquired in August 2003 and settled with an average discount of 31%. The acquisition and sale were done to guarantee the Company access to adequate foreign currency.

Gain from monetary position decreased by Bs. 45.2 billion (92.2%) to Bs. 3.8 billion in 2003 compared to Bs. 49.0 billion recorded in 2002. This decrease was the result of holding a higher average net monetary liability position in 2002 and lower inflation in 2003.

Exchange loss, net decreased by Bs. 14.9 billion (21.8%) to Bs. 53.7 billion for 2003 compared to Bs. 68.6 billion for 2002. This decrease was due to the flat exchange rate of Bs. 1,600 per U.S.$1 since February 2003. See Item 10. “Additional Information — Exchange Controls.”

Interest income increased by Bs. 16.8 billion (29.8%) to Bs. 73.4 billion for 2003 from Bs. 56.6 billion for 2002, due to higher rates earned on short term or temporary investments during 2003.

Interest expense decreased by Bs. 8.2 billion (15.9%) to Bs. 43.2 billion in 2003 compared to Bs. 51.4 billion in 2002. This decrease was primarily the result of debt principal repayments during 2003, including a Bs. 27.1 billion (U.S.$14.4 million) payment on the IFC loans, a Bs. 52.4 billion (U.S.$27.5 million) payment on the ING Barings loan, Bs. 18.8 billion (¥1,080 million) on the Eximbank loans and Bs. 0.8 billion payments on other local loans. See “— Liquidity and Capital Resources” for a description of these loans.

Income Taxes

The Company’s income tax provision totaled Bs. 42.4 billion for 2003 compared to Bs. 35.6 billion for 2002. The higher tax expense is mainly due to lower income tax credits from new investments and the loss of Bs. 46.2 billion from the sale of U.S. dollar-denominated bonds, which was non-deductible.

Financial Condition, Liquidity and Capital Resources

The following table summarizes cash flow data for the Company for the years ended December 31, 2002, 2003, and 2004:

	Year Ended December 31,
	2002 (1)	2003 (1)	2004 (1)	2004 (2)
Cash and temporary investments beginning of the year	Bs. 599,169	Bs. 684,795	Bs. 930,679	U.S.$	485

Operating activities:
Net income	101,249	35,484	306,684		160
Adjustments to reconcile net income to net cash provided by operating activities	1,511,737	1,428,691	1,216,081		632
Changes in current assets and liabilities	(87,013)	(35,912)	9,150		(5)
Changes in non-current assets and liabilities	(88,542)	(142,119)	(10,384)		(5)

Net cash provided by operating activities	1,437,431	1,286,144	1,521,531		792

Investing activities:
Acquisition of information systems	(168,072)	(16,931)	(62,102)		(32)
Acquisition of property, plant and equipment	(651,070)	(167,696)	(496,823)		(259)
Disposal of property, plant and equipment and information systems	44,704	36,378	21,674		12

Net cash used in investing activities	(774,438)	(148,249)	(537,251)		(279)

Financing activities:
Proceeds from borrowings	—	—	41,950		22
Payments of debt	(303,176)	(115,956)	(231,768)		(121)
Dividend payments	(396,596)	(675,937)	(620,489)		(323)
(Purchase) assignment of shares for workers’ benefit fund	(10,609)	(3,710)	3,867		2

Net cash used in financing activities	(710,381)	(795,603)	(806,440)		(420)

(Decrease) increase in cash and temporary investments before loss in purchasing power of cash and temporary investments	(47,388)	342,292	177,840		93
Loss in purchasing power of cash and temporary investments	(119,358)	(166,147)	(143,008)		(74)
Foreign exchange gain of cash and temporary investments	252,372	69,739	27,493		13

Increase in cash and temporary investments	85,626	245,884	62,325		32

Cash and temporary investments at year-end	684,795	930,679	993,004		517

(1)	Bolivar amounts are in millions of constant bolivars as of December 31, 2004.
(2)	Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 1,920 per U.S.$1.00, the official Daily Exchange Rate on December 31, 2004. See Item 3. “Key Information — Selected Financial Data — Exchange Rates.”

Years Ended December 31, 2003 and 2004

Net cash provided by operating activities increased by Bs. 235.4 billion (18.3%) to Bs. 1,521.5 billion for the year ended December 31, 2004 from Bs. 1,286.1 billion for the year ended December 31, 2003. The increase was primarily due to a net increase in current liabilities of Bs. 331.8 billion driven by increases in accounts payable, mostly denominated in foreign currency for which payments must be approved by CADIVI, partially offset by a net increase in current assets of Bs. 286.7 billion due to increases in inventories and accounts receivable. The increase in inventories resulted from higher handsets due to the increased participation of the Company as a direct distributor since the implementation of the exchange control regime. Other net non-current assets and liabilities changes increased cash by Bs. 131.7 billion.

Capital expenditures for 2004, including acquisition of intangibles, net of disposals totaled Bs. 537.3 billion, a Bs. 389.1 billion increase over 2003. Capital investments during 2004 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of the Company’s CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in the Company’s ADSL and other data product lines; and (iii) the integration and transformation of the Company’s information systems. The latter will provide the necessary system functionality to support the Company’s projected service offerings and improve operating performance. 2003 capital expenditures levels reflected the Company’s conservative approach towards investment given Venezuela’s then second year of economic and market contractions.

Net cash used in financing activities increased by Bs. 10.8 billion (1.4%) to Bs. 806.4 billion in 2004 compared to Bs. 795.6 billion in 2003. During 2004 the Company made debt payments totaling Bs. 231.8 billion, a Bs. 115.8 billion increase when compared to 2003. These payments included Bs. 179.4 billion (U.S.$100 million) for Yankee Bonds, Bs. 27.2 billion (U.S.$14.7 million) for the IFC loans, as well as Bs. 19.0 billion (¥1,081 million) for Japan’s Eximbank and other local bank loans. See “— Liquidity and Capital Resources” for a description of these loans. During 2004, the Company paid Bs. 620.5 billion in dividends, compared to 2003, when the Company paid Bs. 675.9 billion in dividends.

Years Ended December 31, 2002 and 2003

Net cash provided by operating activities decreased by Bs. 151.3 billion (10.5%) to Bs. 1,286.1 billion for the year ended December 31, 2003 from Bs. 1,437.4 billion for the year ended December 31, 2002 primarily due to a net decrease in the variation of current assets of Bs. 90.2 billion and a net decrease in current liabilities of Bs. 39.1 billion. Other non-current assets increased by Bs. 48.0 billion.

Capital expenditures for 2004, including acquisition of intangibles, net of disposals decreased by Bs. 626.2 billion (80.9%) to Bs. 148.2 billion in 2003 compared to Bs. 774.4 billion in 2002, which was mainly due to the implementation of the CDMA-1X platform, the acquisition of software and systems to support the implementation of SAP/R3 for administrative functions, and ADSL activities in 2002. Capital expenditures for 2003 were limited given the uncertain political and economic environment in Venezuela.

During 2003 some projects that were initiated in 2002 were completed, such as the first phase of the CDMA-1X network deployment that allowed the provision of new services which were not possible over the TDMA network. Despite the economic situation, the Company continued to support the growth of services such as ADSL. In addition, other investments on the wireline network were mostly targeted towards the maintenance of operational continuity. Additionally, during the last quarter of 2003, the Company undertook important projects as a response to market opportunities, such as the beginning of Phase II of the CDMA-1X network deployment, and the substitution of the public telephony prepaid platform. These projects were completed during 2004.

Net cash used in financing activities increased by Bs. 85.2 billion (12.0%) to Bs. 795.6 billion in 2003 compared to Bs. 710.4 billion in 2002. During 2003, the Company paid Bs. 675.9 billion in dividends, compared to 2002, when the Company paid Bs. 396.6 billion in dividends and Bs. 303.2 billion in debt payments, including a U.S.$100 million payment related to the Guaranteed Notes. See “— Liquidity and Capital Resources.”

Research and Development

The Company, through its business units, performs multiple market studies to develop new products and services and remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. System upgrade costs are capitalized to property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extend the asset’s useful lives or asset capacity, or otherwise expensed. These activities are not classified as research and development expenses by the Company. The Company conducts no other research and development activities.

Liquidity and Capital Resources

As of December 31, 2004, the Company’s current assets totaled Bs. 1,959.1 billion, an increase of Bs. 224.2 billion (12.9%) compared to Bs. 1,734.9 billion at December 31, 2003. The Company’s current liabilities totaled Bs. 1,563.3 billion at December 31, 2004, an increase of Bs. 153.8 billion (10.9%) compared to Bs. 1,409.5 billion at December 31, 2003. As a result, the Company’s working capital ratio increased slightly to 1.25 at December 31, 2004, from 1.23 at December 31, 2003. See Item 4. “Information on the Company — History.” Management believes that the Company’s working capital is sufficient to meet the Company’s actual requirements.

Accounts receivable from Government entities increased by Bs. 53.0 billion (31.6%) during the year, to Bs. 220.6 billion at December 31, 2004 from Bs. 167.6 billion at December 31, 2003. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan Congress passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV over the five-year period 1996-2000 amounted to Bs. 86.1 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs.13.2 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 96.3 billion related to amounts owed from prior years representing 49.5% of the outstanding balance at December 31, 2001. At December 31, 2002, Government entities owed the Company Bs. 126.8 billion, of which Bs. 65.8 billion was outstanding from prior years. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. As of December 31, 2004, Bs. 57.1 billion aggregate principal amount of these bonds have become due and were partially applied by the Company for the payment of certain taxes. During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7.7 billion, of which Bs. 5.3 billion was applicable to centralized Government entities and the remaining Bs. 2.4 billion to decentralized entities. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billing related to electoral processes. See Note 8 to the Audited Financial Statements. As a result of the effects of inflation and devaluation, the real value of amounts owed by Government entities to the Company has been reduced substantially. The delay in the collection of accounts receivable from Government entities is impacted by inflation, generating a loss in value or monetary loss from holding a monetary asset, which is recognized every year in the Company’s statement of operations in the financing cost or benefit caption, and separately disclosed in the audited financial statements. For the years ended December 31, 2003 and 2004, the monetary loss related to the loss in value of outstanding accounts receivable from Government entities was Bs. 31.9 billion and Bs. 27.0 billion, respectively. See Item 3. “Key Information — Factors Relating to the Company — Delays in Receiving Payments from Government Entities,” Item 4. “Information on the Company — Business Overview — Billing” and Note 8 to the Audited Financial Statements.

During 2004, the Company reduced its total debt obligations by Bs. 195.4 billion (42.7%). As of December 31, 2004, the Company’s outstanding indebtedness totaled Bs. 262.4 billion, with Bs. 169.6 billion classified as short-term, as compared to total debt of Bs. 457.8 billion with Bs. 238.5 billion classified as short-term debt at December 31, 2003. See Note 11 to the Audited Financial Statements. The Company continues to maintain a strong capital structure as evidenced by a 6.4% debt-to-equity position at December 31, 2004. Management believes that this capital structure will enable the Company to confront the impact of a potential deterioration in the Venezuelan economic outlook or take advantage of growing opportunities. As of December 31, 2004, outstanding debt of the Company was primarily denominated in U.S. dollars with some debt denominated in Japanese yen. The total debt of the Company is comprised of bank loans and bonds denominated in U.S. dollars, Japanese yen and Venezuelan bolivars. See Item 12. “Quantitative and Qualitative Disclosures About Market Risk” for a detailed schedule of composition of debt by fixed and variable interest rates and currency.

In February 1990, the Company obtained a loan from the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) (“Eximbank”) of ¥16,228 million, and invested in technological changes in the transmission network and urban connections. This loan is amortized semi-annually and as of December 31, 2004, the outstanding balance of this loan is ¥4,869 million.

In February 2002, the Company made a payment of U.S.$100 million on the Guaranteed Notes issued by CANTV Finance Ltd. and in January 2004 the Company made a payment of an additional U.S.$100 million related to notes issued by CANTV Finance Ltd.

In March 1998, CANTV Finance Ltd. issued and placed through ING Barings a guaranteed note in the aggregate principal amount of U.S.$150 million, irrevocably and unconditionally guaranteed by CANTV, payable in eight semi-annual installments. On March 13, 2003, the last installment of U.S.$27.5 million was paid.

On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation (“IFC”). Pursuant to the IFC, CANTV obtained loan commitments of U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in CANTV’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$100 million represents the conversion of certain debt outstanding into longer-term debt. In March 1998, CANTV paid U.S.$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S.$25 million in 2005. There is no additional amount available under the loan commitment. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on CANTV’s annual net income equivalent in U.S. dollars, payable semi-annually.

Pursuant to the agreement with the IFC, CANTV may pay dividends only if it is current with respect to its semi-annual payments. In addition, CANTV is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. CANTV was in compliance with these covenants as of December 31, 2004.

At December 31, 2004, the outstanding amount of Movilnet’s loans from the IFC was Bs. 44.4 billion (U.S.$23.1 million). The interest rates on these loans are based on LIBOR at six months plus 1.75% and 2%, and mature in 2005 and 2007. Under these agreements, Movilnet may pay dividends provided it is current with its semi-annual payments and in compliance with certain financial ratios. As of December 31, 2004, Movilnet was in compliance with all of the covenants under this loan agreement.

In September 2000, the Company issued at a discount promissory notes in bolivars amounting to Bs. 28.0 billion, which mature in five years. The promissory notes were placed at a 44% discount and a fixed annual interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7.0 billion each, with maturities between five and ten years.

In a Shareholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, CNV approved the first issuance of commercial paper for up to Bs. 80 billion. As of December 31, 2004, the first three series were issued for a total amount of Bs. 46 billion from the first issuance, of which Bs. 44.5 billion have been placed in the market at a discount and annual interest rate of 12.59% due in June 2005. The remaining portion of Bs. 1.5 billion was placed in January 2005.

On December 22, 2004, the CNV approved the second issuance of commercial paper for up to Bs. 112 billion. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. See Item 8. “Financial Information — Subsequent Events.”

As of December 31, 2004, estimated debt payments are: Bs. 169.6 billion in 2005, Bs. 29.3 billion in 2006, Bs. 29.4 billion in 2007, Bs. 21.2 billion in 2008 and Bs. 12.9 billion thereafter, translated into bolivars at the exchange rate at this date.

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

Devaluation of the bolivar against the U.S. dollar was 85.1%, 14.0% and 20.0% for the years ended December 31, 2002, 2003 and 2004, respectively. The devaluation of the bolivar against the U.S. dollar and other foreign currencies resulted in a net exchange gain or loss for the Company of Bs. 68.6 billion (loss), Bs. 53.7 billion (loss) and Bs. 6.3 billion (gain) for the years ended December 31, 2002, 2003 and 2004, respectively. The deterioration of fiscal accounts, increasing political and legal instability, sustained capital flight, and the erosion of foreign reserves as of December 2001, forced the Government to announce, on February 12, 2002, that the bolivar would float freely, and to introduce an exchange control regime on February 5, 2003. There are currently restrictions under Venezuelan law on foreign exchange activity. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently complemented with further amendments. The new rules restrict the access of companies and individuals to foreign exchange. On February 9, 2004 the Government modified the official exchange rate from Bs. 1,600 per U.S. Dollar to Bs. 1,920 per U.S. dollar and on March 2, 2005, this was modified to Bs. 2,150 per U.S. dollar, since this rate is subject to periodic revision and adjustment by the Central Bank of Venezuela. As of June 29, 2005, foreign exchange activities have not been fully normalized and approval requests continue to be limited. See Item 10. “Additional Information — Exchange Controls” and Item 3. “Key Information – Risk Factors.”

Net exchange gains or losses are included in the “Financing (cost) benefit, net” caption in the consolidated statements of operations in Note 16 to the Audited Financial Statements and represent the additional or fewer Venezuelan bolivars that the Company requires to settle its U.S. dollar and other foreign currency denominated net liabilities or receives in satisfaction of its foreign-denominated assets. If reductions in the value of the bolivar against the U.S. dollar were to continue to decline substantially, the Company’s consolidated net income and shareholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D Shares could also be adversely affected. See Item 3. “Key Information” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.” Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation it currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. To prevent the erosion of cash assets, the Company’s policy had previously been to maintain approximately 80% of its cash balance in U.S. dollar-denominated accounts. However, the Company is not able to comply with this policy as a result of the Government’s foreign exchange control regime.

During 2004, the Company continued to generate strong cash flows due to effective management of working capital and capital expenditures moderated in part by the uncertain political and economic environment. While there is no assurance that current liquidity levels can be maintained in the future, strong operating cash inflows are expected to continue based on the Company’s growth strategies and continued demand for telecommunications services in Venezuela.

The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company usually purchases equipment through supplier financing arrangements. During 2004, the Company only took new borrowings from the issuance of Bs. 46.0 billion in commercial paper. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its long-term capital requirements.

The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this will continue into the future. The expansion and modernization of the Company’s telecommunications network and the introduction of new services since privatization have required significant capital expenditures. The Company has invested over U.S.$5.8 billion from January 1, 1992 to December 31, 2004 to this effort. These capital expenditures and improvements have been financed through operating cash flow and debt denominated in U.S. dollars and Japanese yen. At December 31, 2004, the Company had outstanding debt of U.S.$96.0 million denominated in U.S. dollars and Japanese yen. During 2004 CANTV made debt payments totaling Bs. 231.8 billion, a Bs. 115.8 billion increase when compared to 2003. These payments included Bs. 179.4 billion (U.S.$100 million) for Yankee Bonds, Bs. 27.2 billion (U.S.$14.7 million) for the IFC loans, as well as Bs. 19.0 billion (¥1,081 million) for Japan’s Eximbank and other local bank loans. The Company is currently making appropriate applications for foreign currency to CADIVI. The Company expects to be in a position to meet its U.S. dollar-denominated obligations; however, as long as the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the financial condition and the results of operations of the Company.

There are U.S.$98 million of 2004 carry-over investment commitments which include the CDMA-1X network expansion, fixed wireless telephony, integration of information systems and Interurban rings. Capital expenditures levels during most of 2003 reflected a cautious approach given the second year of economic and market contraction. The Company expects an increase in 2005 capital expenditures reflecting the Company’s decision to take advantage of the current favorable investment conditions.

Investment priorities include expansion of the CDMA-1X network, growth in the Company’s ADSL, development of EVDO technology to provide wireless broadband services, and the integration and transformation of the Company’s systems. The latter will enable the necessary functionality and flexibility to support the Company’s projected service offerings. Based on its expected working capital structure, the Company believes that it will generate sufficient cash from operations to fund currently anticipated capital expenditures.

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

Contractual Commitments

The Company’s contractual commitments as of December 31, 2004 are detailed as follows:

	Payments due by period (in millions of Bs.)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	262,442	169,605	58,728	32,584	1,525
Operating leases	255,431	30,585	84,318	140,528	—
Purchase obligations	96,000	96,000	—	—	—

Total	613,873	296,190	143,046	173,112	1,525

Business trends

The Company’s revenues have historically been centered in wireline activities which represented 84.8% of total revenues in 1999 and 65.9% in 2004. Currently, the Company is focused on the development of wireless and broadband Internet services for which demand has been increasing. The Company continues to concentrate resources on its growth segments through the application of marketing plans, products and new services designed to enhance the Company’s revenue base and diversify its portfolio of product offerings.

Despite worsening economic conditions, the Company was able to reduce total operating expenses levels in 2001-2003. During 2004, operating expenses increased as a result of stronger promotional efforts due to the intensifying competitive environment, sales initiatives and customer service, as well as increased equipment sales resulting from the increased participation of the Company as direct distributor since the implementation of the exchange control regime. During 2003, capital expenditures were significantly lower than normal levels reflecting the cautious approach given the second year of economic and market contractions. 2004 capital expenditures returned to more normal levels and the Company expects to continue these normal levels in the near future.

The situation in Venezuela still remains volatile and the Company continues to operate in a difficult environment, which affects the Company’s ability to generate revenues and cash flows and control operating expenses. In particular, the Company considers that the following circumstances may have a material effect on the results of its operations in future periods:

•	the outcome of the negotiations concerning the approval of tariff increases by the Government;

•	the macroeconomic situation in Venezuela, including inflation, foreign currency exchange controls, price controls, devaluation and unemployment, and any effect of a change in Venezuela’s and the world’s oil markets;

•	the ability to obtain approval for foreign currency requests from CADIVI and the timely reception of funds for the acquisition of equipment and inventories for the Company’s operations;

•	delays in receiving payments from Government entities;

•	delays in receiving collections from other customers in a changing economy;

•	the ability of the Company to respond rapidly to competitive pressures from other international long distance and wireless and broadband operators, including CVG Telecom, the new Government telecommunications company;

•	material changes in available technology;

•	technology substitution;

•	changes in our accounting assumptions that regulatory agencies, including the Securities and Exchange Commission (“SEC”), may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

It should be noted that the Company’s results of operations and its assets, in particular, are highly vulnerable to devaluation since substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars.

In addition to these circumstances, other changes in the political and economic situation in Venezuela may have other unforeseen consequences that could negatively impact the Company’s financial condition and results of operations.

For more information on the risks related to the Company’s trends, see Item 3. “Key Information — Risk Factors — Factors Relating to the Company.”

Critical Accounting Policies

Management considers an accounting estimate to be critical if: (i) the accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that management reasonably could have used, would have a material impact on the Company’s financial condition or results of operations.

Note 4 to the Audited Financial Statements includes a summary of the significant accounting principles and policies used in the preparation of the financial statements. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates.

The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

a. Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of fixed assets and, in the case of amortization, over the period assigned to intangible assets.

Due to rapid changes in technology and competition, selecting the estimated economic life of telecommunications plant and equipment requires a significant amount of judgment. The Company periodically reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

b. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. Fair value is determined using the present value of estimated net cash flows or comparable market values.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals, macroeconomic changes, and other factors.

The Company’s management believes that as of December 31, 2004 and 2003, there was no impairment in the carrying value of its long-lived assets.

c. Revenue recognition

Revenue for telecommunications services, including wireless services, access to Internet and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of credit and discount adjustments. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly charges for telecommunications services and telephone directories.

Reimbursable subscriber rights from wireline service activation are recorded as a liability.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve-month period. The credits were granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. In December 2002, the Company recorded deferred revenues for Bs. 38.6 billion related to the amount of billed services in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers that, based on prior experience, would not be awarded with the benefit due to failure to comply with the established conditions. In January 2004, the remaining balance of deferred revenues of Bs. 3.2 billion related to the 2002 promotion was recognized. A similar promotion was not offered during 2003 and 2004.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Center franchises. The Company is required to pay the commissions established by type of service rendered. Commissions paid to the authorized agents and Telecommunication Centers are recorded as a reduction of revenues in the corresponding caption, depending on the related services.

d. Provision for uncollectible accounts

The Company maintains an allowance for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently records a provision equal to 3%

of monthly billed revenue for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance for uncollectible accounts is continuously assessed by management using several factors that affect the collectibility of accounts receivable and adjusted as appropriate, such as the age and status of receivables accounts.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its allowance for doubtful accounts at year-end 2004 is adequate and proper. However, if the financial condition of costumers were to deteriorate, actual write-off might be higher than expected.

e. Provision for net realizable value of inventories

The Company records a monthly provision for inventories net realizable value based on the lower of the market price of wireline and wireless terminal equipment for sale and the book value.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts of the economy, including the markets in which the Company participates. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

f. Pension plan - Actuarial assumptions

The measurement of our pension obligations, costs and liabilities is dependent on a variety of assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events such as salary increases and demographics. These assumptions may have an effect on the amount and timing of future contributions, if any. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a rate that represents the market rate for high-quality fixed income investments and considers the timing and amounts of our expected future benefit payments. A lower discount rate increases the present value of benefit obligations and usually results in increases in expenses. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocation, investment strategy and the views of our investment managers.

The effect of the difference between expected results based on our assumptions and actual results are accumulated and amortized and are reflected in the income statement in future periods in accordance with the pension accounting rules.

g. Other Post-retirement benefit - Actuarial assumptions

The Company provides certain medical benefits to substantially all retired employees and accrue actuarially determined postretirement benefit costs as employees earn these benefits. For postretirement benefit plans, the benefit obligation is the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date. The measurement of obligations associated with postretirement benefits is dependent on a variety of assumptions including an estimate of the present value of projected future payments to plan participants and consideration of the likelihood of potential future events such as demographics. These assumptions may also have an effect on the amount and timing of future payments.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. Management is required to select a rate that represents the market rate for high-quality fixed income investments and considers the timing and amounts of our expected future benefit payments. A lower discount rate increases the present value of benefit obligations and expense. Inflation assumption is based on an evaluation of external market indicators. The actuarial values are calculated based on the Company’s specific experience combined with published nationwide statistics. The effect of the difference between expected results based on our assumptions and actual results are accumulated and amortized and are reflected in the income statement in future periods in accordance with the other postretirement benefits accounting rules.

Recently Issued Accounting Pronouncements

Venezuelan GAAP

In March 2005, the Venezuelan Federation of Public Accountants published a Revised Statement of Accounting Principle No. 3) “Accounting for Income Taxes”, effective for periods beginning after December 31, 2004. Restatement of prior periods is required.

The Company has evaluated the impact of the application of the provisions of this standard and the expected impact applicable to December 31, 2004 is a deferred tax asset and related credit to retained earnings of approximately Bs. 250.7 billion. The adjustment will be recorded in 2005.

U.S. GAAP

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, “TOPIC 14: Share-based payment” (SAB 107). SAB 107 addresses the interaction between SFAS 123R and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately. The Company has not yet determined the method of adoption to be used and has not completed its evaluation of the effects of adopting SFAS 123R.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (an amendment to APB Opinion No. 29) (“SFAS 153”). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The Company expects that the adoption of this statement will not have a significant impact on the Company’s financial condition and results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” – an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company expects that the adoption of this statement will not have a significant impact on the Company’s financial condition and results of operations.

Adoption of International Reporting Financial Standards

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, CNV resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements adjusted to International Financial Reporting Standards (“IFRS”) beginning January 1, 2006 with IFRS’s effective on January 1, 2005. In addition, these companies must prepare and present to CNV a supplementary balance sheet as of December 31, 2004 according to IFRS together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRS to be delivered to the CNV before June 30, 2005. The supplementary balance sheet will only be used by the CNV to evaluate the effects of this adoption.

Cautionary Statement Regarding Forward-Looking Statements

The Company is making forward-looking statements in this Form 20-F based on the Company’s estimates and assumptions which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in “— Operating and Financial Review and Prospects” and elsewhere in this Form 20-F, including factors set forth in Item 3. “Key Information — Risk Factors.” If future events and actual performance differ from the Company’s assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6.	Directors, Senior Management and Employees

Directors

CANTV is managed by its Board of Directors which, in accordance with its By-laws, consists of the President of CANTV and eight other principal directors, each of whom has an alternate to act in his or her absence. The members of the Board of Directors are elected at the annual Shareholders’ Assembly.

After January 1, 2001, holders of Class A Shares no longer had special voting rights and, together with all other holders of equity capital of CANTV, vote to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C Shares voting as separate classes. Also, after January 1, 2001, the Government retained the right to elect only one principal director so long as it continues to own at least one Class B Share. Additionally, holders of Class C Shares had the right, voting as a separate class, to elect two directors provided such shares represent at least 8% of CANTV’s share capital and have the right to elect at least one director provided such shares represent at least 3% but less than 8% of the equity share capital of CANTV. Holders of Class C shares represented less than 8% (but more than 3%) of CANTV’s share capital for the first time at the annual Shareholders’ Assembly held on March 31, 2005 and, accordingly, holders of Class C shares, voting as a single class, elected only one of CANTV’s current directors in 2005. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by the Government as the holder of Class B Shares or employees and retirees as holders of Class C Shares voting as separate classes. Accordingly, since January 1, 2001, holders of all shares voting as a single class have been entitled to elect the President and six principal directors.

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed and to receive their pro rata portion of CANTV Class A Shares held by VenWorld, subject to a right of first refusal on the part of VenWorld’s remaining shareholders. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries redeemed their VenWorld shares. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2005, Verizon held directly or through affiliates, 28.51% of the Company and Telefónica Internacional de España, S.A., held through affiliates approximately 6.91% of the Company.

In addition, pursuant to regulations adopted by the CNV, any individual or group composed of holders of Class A Shares and/or holders of Class D Shares may be entitled to proportional representation on the Board of Directors, provided such individual or group holds at least 20% of CANTV’s issued and outstanding capital stock and meets certain other conditions.

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

CANTV’s current directors, elected at the Shareholders’ Assembly on March 31, 2005, are:

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment
Elected by all shares voting as a single class:
President-
Gustavo Roosen	June 1995	March 2006	President, Chairman and Chief Executive Officer, CANTV

Directors-
Daniel Petri	March 2003	March 2006	Group President – International, Verizon Communications, Inc.

John Lack	March 2003	March 2006	Group Senior Vice President – International Operations, Verizon Communications, Inc.

Edward McQuaid	March 2005	March 2006	Vice President and CFO – International, Verizon Communications, Inc.

Ruth de Krivoy	March 2004	March 2006	President, Síntesis Financiera Caracas, C.A.

Ricardo Hausmann	March 2002	March 2006	Professor of Economic Development, Harvard University

Lorenzo Mendoza Giménez	March 2005	March 2006	Chief Executive Officer, Empresas Polar

Alternate Directors-
Vicente Llatas	March 2004	March 2006	Executive Vice President and Chief Operating Officer, CANTV

Christopher Bennett	March 2005	March 2006	Vice President & General Counsel – International, Verizon Communications, Inc.

Charles Fallini	March 2003	March 2006	Vice President – International Operations Management, Verizon Communications, Inc.

Luis Esteban Palacios	December 1991	March 2006	Partner, Palacios, Ortega & Asociados

Imanol Valdés Cantolla	March 2005	March 2006	President, Inmuebles e Inversiones Cerneval, C.A.

Germán García Velutini	March 2001	March 2006	President, Vencred, S.A.

Nicolás Vegas Chumaceiro	March 2005	March 2006	General Director, Sodexo Pass Venezuela, C.A.

Elected by the Government as holder of Class B Shares:
Director-
Antonio Policastro	March 2003	March 2006	Vice President – Finance, BANDES

Alternate Director-
Julio César Pérez	March 2005	March 2006	Vice President – Planning, BANDES

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment
Elected by CANTV Employees and Retirees as holders of Class C Shares:
Director-
Yelitza García	March 2001	March 2006	Coordinator to CANTV’s Retirees

Alternate Director-
Ricardo Armas	March 2002	March 2006	Technician in Telecommunications, CANTV

Executive Officers

Until January 1, 2001, the President of CANTV was selected by VenWorld, as the holder of the Class A Shares. Since January 1, 2001, holders of all shares voting as a single class are entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

The Company’s current executive officers are:

Name	Position	Current Position Held Since
Gustavo Roosen	President, Chairman and Chief Executive Officer	June 1995
Vicente Llatas	Executive Vice President and Chief Operating Officer	May 1998
Francisco Sanánez	General Manager, Corporate Marketing	March 2003
Francisco Palma	General Manager, General Counsel	February 2002
Marisol Sánchez	General Manager, Major Projects	April 2004
Luis De León	General Manager, Center of Services	July 1994
Eloína Pérez	General Manager, Regulatory Affairs	April 2000
Pedro González	General Manager, Human Resources	June 1998
Armando R. Yañes	General Manager, Chief Financial and Strategic Planning Officer and Compliance Officer	July 2000
Alfonso Olombrada	General Manager, Telecommunications Operators	January 2003
Ramón Ramírez	General Manager, Public and Private Corporations	August 2002
Oscar Santamariña	General Manager, Mass Markets	January 2005
Miguel Benatuil	General Manager, Network and Systems, Fixed Telecommunications	April 2004
Félix Ohep	General Manager, Revenue Assurance	November 2003

Set forth below is additional biographical information concerning certain of the Company’s directors and executive officers:

Gustavo Roosen, President, Chairman and Chief Executive Officer, CANTV. Mr. Roosen has been the President, Chairman and Chief Executive Officer since June 1995, and served as President of Movilnet from August 2002 to December 2003. He was President of Petróleos de Venezuela S.A. from 1992 to March 1994, President of the Board of Directors of Envases Venezolanos, S.A., General Coordinator of the Food Division of Empresas Polar, Minister of Education, President of the Junta Interventora del Banco Latino (the Government-created committee charged with reorganizing Banco Latino) since March 1994, Special Commissioner for the Reform of the National Financial System since April 1994 and has served and continues to serve on the boards of directors of many Venezuelan companies. Additionally, Mr. Roosen has been Vice President of the Venezuela Bank Association and President of the Caracas Chamber of Commerce.

Vicente Llatas, Executive Vice President and Chief Operating Officer, CANTV. Mr. Llatas has been Executive Vice President and Chief Operating Officer since May 1998. Currently, Mr. Llatas is member of the Board of the Venezuelan-Japanese Chamber of Commerce and Vice President of the Board of Directors on the Consejo Nacional de Promoción de Inversiones (CONAPRI). He is also a member of the Board of Directors of Fundación La Salle (FLASA) and of Innovex, Capital en Tecnología, C.A. He was appointed Vice President of Bitúmenes Orinoco, S.A. (BITOR), a subsidiary of Petróleos de Venezuela, S.A., in 1988. He was appointed Trading and Supply Coordinator of Petróleos de Venezuela S.A., in 1990. In 1994, he was appointed Vice President of Lagoven, a subsidiary of Petróleos de Venezuela, S.A., and in September 1997 he became President of Lagoven until accepting his current position at CANTV.

Daniel Petri, Group President – International, Verizon Communications, Inc. Mr. Petri is responsible for Verizon’s international wireless and wireline operations. In addition, he is responsible for management of Verizon Airfone. Prior to this appointment, Mr. Petri served as President, International – Europe and Asia and was responsible for Verizon’s wireless and wireline operations in those markets and related business development. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Petri held a series of positions overseeing various international investments of Bell Atlantic and NYNEX. He served as Managing Director – Worldwide Operations for NYNEX from 1994 to 1995 with responsibility for assisting NYNEX’s unregulated subsidiaries including wireless, video, directory, and international operations and investments. From 1988 to 1994, Mr. Petri served as Vice President and General Manager for Central New York and then for Midtown Manhattan, overseeing customer care operations in each region. Mr. Petri serves as chairman of the boards of Verizon Dominicana in the Dominican Republic and Telecomunicaciones de Puerto Rico, Inc. (TELPRI) and is a member of the board of Vodafone Omnitel in Italy. Additionally, he serves as Vice Chairman of the Business Council for International Understanding.

John Lack, Group Senior Vice President – International Operations, Verizon Communications, Inc. Mr. Lack is responsible for supporting Verizon’s international units in the areas of wireline, wireless, advanced communications and Internet protocol, information technology, operations and engineering, and marketing and sales. Prior to this appointment, Mr. Lack served as Vice President and Regional Manager-Asia/Pacific Operations for Bell Atlantic International Wireless and was responsible for shareholder management of Verizon’s investment portfolio in Asia. The focus of the first 19 years of his career has been telecommunications operations. Prior to working internationally, Mr. Lack held the position of Vice President and General Manager of NYNEX-Long Island in New York. Mr. Lack also held numerous operating positions within NYNEX prior to the Bell Atlantic/GTE merger. He began his career in 1978 in Kingston, New York as service supervisor for New York Telephone. Mr. Lack is also a member of the boards of Verizon Dominicana and Telecomunicaciones de Puerto Rico, Inc. (TELPRI).

Edward McQuaid, Vice President and CFO – International, Verizon Communications, Inc. Mr. McQuaid has served in this position since February 2005. He is responsible for Verizon’s international finance, strategy and business development activities. Prior to this role, McQuaid was Vice President – Finance in Verizon’s Domestic Telecom Finance organization and Vice President – Corporate Financial Planning & Analysis. His previous experience includes several positions in NYNEX and New England Telephone. Additionally, Mr. McQuaid is a member of the boards of Verizon Dominicana, CODETEL International Communications Inc., and Telecomunicaciones de Puerto Rico, Inc. (TELPRI).

Ruth de Krivoy, President, Síntesis Financiera Caracas, C.A. Mrs. Krivoy chairs the Banking Advisory Board of the Toronto International Leadership Center for Financial Supervision, where she also serves as Program Leader in Banking. She serves as advisor and member of the Financial Stability Institute (Bank for International Settlements, Basel), consultant to the World Bank and Inter – American

Development Bank, and as a lecturer at the IMF Institute. She is a member of the Council of Public and Economic Policies of the Venezuelan-American Chamber of Commerce (VENANCHAM) and served as its first chairperson. She is also a member of the Latin American Shadow Financial Regulatory Committee and past chairperson. Mrs. Krivoy was President of the Banco Central de Venezuela from April 1992 to April 1994; in previous years she served as Vice President of Economic Studies and advisor to the President of the Bank.

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

Lorenzo Mendoza Giménez, Chief Executive Officer, Empresas Polar. Prior to his current position, Mr. Mendoza was an executive in the merger and acquisitions department of J. Henry Schroder Wagg & Co. Ltd. in London from 1988 to 1990, and worked as an executive in the corporate banking department of Citigroup/Citibank in New York from 1987 to 1988. Mr. Mendoza is a member of the Board of Directors of BBVA Banco Provincial and AES La Electricidad de Caracas. He is also Director of the Venezuelan-American Chamber of Commerce (VENANCHAM), Junior Achievement, Consejo de Empresarios Venezuela-Estados Unidos (CEVEU), and Counsel to the Confederación Venezolana de Industriales (Conindustria), Consejo Empresario de América Latina (CEAL), Consejo Superior de la Universidad Metropolitana, Venezuela Competitiva and Consejo Superior del Instituto de Estudios Superiores de Administración (IESA). Mr. Mendoza is also a member of the World Economic Forum and of the Massachusetts Institute of Technology Dean’s Advisory Council.

Christopher Bennett, Vice President & General Counsel – International, Verizon Communications, Inc. Mr. Bennett has been responsible for legal support for Verizon’s international activities since the merger of Bell Atlantic and GTE to form Verizon in 2000. Prior to that, he held a variety of senior legal positions in both Bell Atlantic and NYNEX. At Bell Atlantic, he was Associate General Counsel with responsibility for overseeing the legal affairs of the international and directory businesses and the mergers and acquisitions practice group. Mr. Bennett held a series of legal department positions for NYNEX, including Associate General Counsel for Worldwide Services, Associate General Counsel for non-regulated operations, Vice President & General Counsel of NYNEX Business Information Systems Company and General Attorney for both Federal and State regulatory matters. He began his career as an attorney with New England Telephone in 1976.

Charles V. Fallini, Vice President – International Operations Management, Verizon Communications, Inc. Mr. Fallini is responsible for information technology, operations and network activities that support Verizon’s international operating companies. Previously, Mr. Fallini was Vice President – International Engineering and Operations where he directed the provisioning of customer and network operations support for Verizon’s international affiliate companies. Mr. Fallini was also Assistant Vice President – Operations Support for GTE International. During his 27-year career, he has held multiple assignments in Engineering, Network Planning, Products and Services Planning, Network Operations, and International. Mr. Fallini is a member of the board of Verizon Dominicana.

Luis Esteban Palacios, Partner, Palacios, Ortega & Asociados. Mr. Palacios is currently Director of the Scout Foundation, alternate Director of Banco Mercantil C.A. and legal advisor to IBM in Venezuela and was alternate Director of VenWorld until its liquidation. Mr. Palacios has held several positions as legal counsel, including subsecretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepío de Abogados de Venezuela.

Imanol Valdés Cantolla, President, Inmuebles e Inversiones Cerneval, C.A. Mr. Valdés has held this position since 1994. Prior thereto, Mr. Valdés served as President of the Board of Directors of Seguros La Metropolitana, C.A., Executive President of C.A. Nacional de Seguros Consolidados Caracas, Assistant to the President of Banco Consolidado, C.A. and Project Manager at C.A. Luz Eléctrica de Venezuela. Additionally, Mr. Valdés currently serves as Director of Farmatodo, Director of BBVA Banco Provincial, President of the Board of Directors of Dividendo Voluntario para la Comunidad and Member of the Executive Board of Instituto de Estudios Superiores de Administración (IESA).

Germán García Velutini, President of Vencred, S.A. Mr. Velutini also serves as President of Venezolana de Bienes, S.A. and Valores Vencred, S.A. Mr. Garcia is member of the board of Banco Venezolano de Crédito, S.A. since 1984.

Nicolás Vegas Chumaceiro, General Director, Sodexo Pass Venezuela, C.A. Mr. Vegas has held this position since 1998. Prior to this period, Mr. Vegas was Vice President – Director of Corporate Banking at Grupo Financorp; Consultant at Bain & Company in Dallas, Texas; Summer Associate at Booz Allen & Hamilton and Brand Manager and New Products manager at Seagram de Venezuela. Additionally, Mr. Vegas is President of the Board of Directors of Jóvenes Emprendedores de Venezuela, Treasurer of the Cámara de Comercio, Industria y Servicios de Caracas and Director of CEDICE.

Antonio Policastro, Vice President – Finance, BANDES. Mr. Policastro has held his current position since May 2002. Mr. Policastro worked in the consumer mass market for five years as well as an independent consultant from 1995 to 2002. Mr. Policastro has also held positions as Vice President at Troy Fresh Commodities, Miami from 1993 to 1995 and at Venemart ’92, Miami from 1993 to 1994, as well as other positions in the bank, commerce and media industries in Venezuela.

Julio César Pérez, Vice President – Planning, BANDES. Mr. Pérez has held his current position since 2005. Currently, Mr. Pérez is member of the Board of the Banco de Fomento Regional los Andes, C.A. (BANFOANDES). Previously, Mr. Pérez served as Advisor of Comisión de Administración de Divisas (CADIVI) and worked at Oficina de Estadística y Finanzas Públicas del Ministerio de Finanzas. Additionally, he served in several positions at Grupo Zarikian, Collections Auditor at Hotel Eurobuilding and General Manager of S.T. Hidropetrol.

Francisco Sanánez, General Manager, Corporate Marketing, CANTV. Mr. Sanánez has served in this position since January 2003. Prior to this period he served at McKinsey & Company as Office Manager, partner and consultant. He also held management positions in the marketing area at Serviquim Venezuela and Heinz Venezuela.

Francisco Palma, General Manager, General Counsel, CANTV. Mr. Palma has served in this position since February 2002. Prior to this position, Mr. Palma was international partner at Baker & McKenzie since 1979. Mr. Palma also worked as Director of Administration at Envases Venezolanos from 1973 to 1975 and as Counsel and Industrial Relations Manager at Union Carbide of Venezuela from 1966 to 1973.

Marisol Sánchez, General Manager, Major Projects, CANTV. Ms. Sánchez has served in this position since April 2004. Previously, Ms. Sánchez served as General Manager, Information Systems from January 2003 to April 2004, and in various positions in the billing division from 1992 to 2003. Ms. Sánchez was previously Administration Manager of Administradora Buenavista and Senior Consultant in Andersen Consulting.

Luis De León, General Manager, Center of Services, CANTV. Mr. De León has served in this position since July 1994. Prior to that time, he served as a Director of Human Resources from 1992 to 1994 and Director of Operations from 1986 to 1992 at Cervecería Polar C.A., Administration Manager at Inversiones Tacoa and General Manager at Transformadores de Distribución, C.A.

Eloína Pérez, General Manager, Regulatory Affairs, CANTV. Mrs. Pérez has served in this position since April 2000. Prior to that time, she served as Director at Procuraduría General de la República de Venezuela, Legal Consultant at the Ministerio de Transporte y Comunicaciones, Legal Advisor of CORDIPLAN, SIDOR and ENELBAR, and legal consultant to the Ministry of the Secretary of Presidency in 1996.

Pedro González, General Manager, Human Resources, CANTV. Mr. González has served in this position since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, Mr. González served as the Vice President of Human Resources for United Distillers of Venezuela, and from 1978 to 1992 as Human Resources Manager at Warner Lambert in Venezuela and Human Resources Director at Warner Lambert in Argentina.

Armando R. Yañes, General Manager, Chief Financial and Strategic Planning Officer and Compliance Officer, CANTV. Mr. Yañes was appointed to his current position in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000, Mr. Yañes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compañía de Teléfonos del Interior (CTI) in Argentina. He also served as Director – Budget, Plans and Analysis and Corporate Controller in GTE Data Services, and as Manager – Corporate Audit in GTE Service Corporation.

Alfonso Olombrada, General Manager, Telecommunications Operators, CANTV. Mr. Olombrada has served in this position since January 2003. Previously, Mr. Olombrada served as Director – Controller, Director of Administration and Logistics and Vice President of Finance at Movilnet. He also served as Manager of SAP Corporate Projects. Prior to joining CANTV, Mr. Olombrada served as Senior Audit Manager at Krygier, Montilla y Asociados, Controller at Naib Holding and Liquid Carbonic.

Ramón Ramírez, General Manager, Public and Private Corporations, CANTV. Mr. Ramírez has served in this position since August 2002. Previously, Mr. Ramírez served as General Manager, Residential Unit and General Manager, Public and Private Corporations. Before working at CANTV he was General Manager of Protokol Sistemas and Regional Manager at Siemens Andina.

Oscar Santamariña, General Manager, Mass Markets, CANTV. Mr. Santamariña has served in this position since January 2005. Before his present appointment, Mr. Santamariña served as Corporate Planning Manager and as Interconnection Products and Planning Manager. Before working at CANTV he served as Project Manager at Ing. Burcos, Marketing Manager at Fusivenca, and as Associate Consultant, Project Manager and Senior Project Manager at McKinsey & Co.

Miguel Benatuil, General Manager, Networks and Systems, Fixed Telecommunications, CANTV. Mr. Benatuil was appointed to his current position in April 2004. Previously, Mr. Benatuil was President of CANTV.Net from April 1997 to April 2004. Before working at CANTV, Mr. Benatuil served as President of Infotrol and founded and served as Vice President of AETI.

Félix Ohep, General Manager, Revenue Assurance, CANTV. Mr. Ohep was appointed to his current position in November 2003. Mr. Ohep has served in CANTV Corporation in several positions. He served as General Manager of Altair and General Manager, Vice President of Operations and Commercial Vice President at CANTV.Net. He also served as Quality Control Manager, Vice President of Operations, Vice President of Systems, Vice President of New Business and Vice President of Customer Service. Before

working at CANTV, he was Operations Manager of Computer Science Corporation, Telecommunications Manager of Tecnocomp and Director of Telecomunicaciones CFS Telecomunicaciones e Informática.

Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 7,017.9 million (U.S.$3.7 million) and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 697 million.

Verizon Communications, Inc. establishes the salary and employment-related benefits for three principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Gustavo Roosen, Chairman of the Board, President and Chief Executive Officer; Vicente Llatas, Chief Operating Officer; and Armando Yañes, Chief Financial Officer.

Board Practices

The operations of the Company are managed under the direction of the Board of Directors pursuant to Venezuelan law, CANTV’s bylaws and related charters adopted by the Board. Under Venezuelan law, Directors owe a duty of loyalty and care to CANTV. Directors must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard if their actions are contested. The Board’s responsibilities include overseeing the structure and composition of top management and monitoring legal compliance and the management of risks related to the Company’s operations. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were approved by resolution at a Shareholders’ Assembly. See Item 10. “Additional Information — Memorandum and Articles of Association” for further information about the Board of Directors.

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

The Audit Committee consists of three members of the Board. Since March 31, 2005, the Audit Committee members are Ruth de Krivoy, Lorenzo Mendoza and Ricardo Hausmann. The Audit Committee is responsible primarily for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Audit Committee is responsible for the evaluation of independent auditors and assists the Board in their selection, whose appointment is subject to an affirmative vote by the shareholders at the annual general Shareholders’ Assembly and reviewing the scope of external audit services, including compatibility of non-audit services with independence requirements. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the procedures for the preparation of financial reports; reviewing compliance with internal control, including monitoring and management of business risk and compliance of legal and ethics compliance as the Business Conduct Code of CANTV; reviewing the annual and quarterly financial statements of CANTV and monitoring the qualifications, independence and performance of the external auditors and discuss any issues to be communicated to the Committee by the external auditors. In addition, the Audit Committee will meet separately with internal and external auditors with or without the presence of the Company’s management, to discuss the results of the audits and provide sufficient opportunity for a private meeting between members of internal and external audit and the Audit Committee, who may also request additional information from employees and legal counsel. The Audit Committee will revise the pension plan fund management and expense reports of executives through an annual summary report performed by Internal Audit.

The Compensation and Executive Development Committee consists of three members responsible for the administration of human resources, including matters related to evaluation, development, training and compensation. The Compensation and Executive Development Committee members are Gustavo Roosen, Pedro González and Vicente Llatas.

Differences in Corporate Governance from NYSE Listing Standards

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. Under these rules, listed foreign private issuers, like CANTV, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic listed companies under the NYSE listing standards. CANTV follows corporate governance practices which are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. Under Venezuelan Regulations issued by the CNV in February 2005, at least one-fifth of a company’s board of directors must be comprised of independent directors.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with NYSE rules, and at least one member must have accounting or related financial management expertise meeting NYSE standards. Under Venezuelan Regulations, companies registered with the CNV should have an audit committee comprised of a majority of independent directors. CANTV has maintained an audit committee with three independent members since 2005, and does not have a financial expert according to the definitions established by the Sarbanes-Oxley Act of 2002.

•	U.S. domestic listed company audit committees must also (1) have a written charter, (2) evaluate and review the lead partner of the independent auditor and assuring its regular rotation, (3) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (4) meet separately with management and with external and internal auditors, and (5) set clear hiring policies for employees of the independent auditors. There is no such requirement for Venezuelan audit committees. CANTV has a written charter which requires an evaluation of independent auditors, the review of earnings releases and separate meetings with auditors.

•	U.S. domestic listed companies must adopt corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees and director compensation. While CANTV does not have these corporate governance guidelines, some of these matters are addressed by CANTV’s Executive Committee.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. CANTV has adopted a code of ethics covering all its officers and employees applying standards which are similar as those applicable to U.S. domestic listed companies.

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

Employees

As of December 31, the Company had 10,178, 9,627 and 9,383 employees for the years 2002, 2003 and 2004, respectively. As of June 20, 2005, the Company had 9,149 employees. The Company’s workforce has decreased by 4,569 employees from 13,952 at December 31, 2000 to 9,383 at December 31, 2004, primarily as a result of the CANTV workforce reduction program in January 2001. CANTV had 450 access lines in service per employee at December 31, 2004, compared to 235 at December 31, 2000. On May 31, 2005, CANTV had 493 access lines in service per employee.

On December 29, 2000, the Company announced a workforce reduction program. This program was implemented after a thorough review of business processes to eliminate non-core activities and associated costs in order to improve the operational and administrative efficiency of the Company. This program resulted in a workforce reduction charge of Bs. 246.2 billion included in the Company’s 2000 results of operations. In 2001, the Company recognized a charge of approximately Bs. 51.8 billion in the statement of operations for special termination pension and postretirement benefits related to this employee reduction program. The program ended on January 19, 2001. Employees affected by this program received additional severance benefits based on the number of years of service with CANTV ranging from 30 to 90 basic monthly salary payments. Employees who were eligible for early retirement received a six-month basic salary severance payment in addition to a 25% increase in their monthly pension. As a result of this program, the Company terminated 3,752 employees (approximately 34.0% of CANTV’s workforce compared to December 2000).

At December 31, 2004, approximately 45.7% of CANTV’s employees were members of one of 28 labor unions, which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced strikes from time to time of various duration and levels of participation. These strikes have not had a material effect on the Company’s results of operations. In March 1997, approximately 1,500 of CANTV’s workers went on a 23-day strike in connection with contract negotiations. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit-sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement. The most recent work stoppage occurred during the national general strike on December 2, 2002.

On July 17, 2002 a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covers some 3,500 union employees in 28 unions and was retroactive to June 18, 2002, and provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus to be paid to all union employees in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 as compensation for the absence of wage increases since the expiration of the contract in June 2002. This agreement was due to expire in June 2004 but remains in force pursuant to the current Labor Law.

The economic impact of the labor agreement on the Company was within the range of management’s expectations. This increase in total value of compensation equates, in nominal terms, to weighted average increases of 26.4% and 32.0% for 2003 and 2004, respectively. Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company.

The latest negotiated collective bargaining agreement provides job security benefits to employees who have worked for the Company for at least 30 months and were hired during the period from June 18, 1997 to September 3, 1999. Other employees may receive similar job security benefits provided they have met certain minimum service requirements. Under the agreement, employees may be terminated for just cause. Venezuelan law requires that employers pay a severance package to those employees terminated for just cause. Effective June 19, 1997, the National Assembly enacted a partial amendment to the labor law regarding employee severance benefits. Under the new system the retroactive payment was eliminated and double severance payments applicable to those workers who are dismissed without just cause were limited. See Note 4(p) to the Audited Financial Statements.

In September 2004, the Social Chamber of the Supreme Court ruled against CANTV in connection with a claim for pension payments filed against CANTV by FETRAJUPTEL. Later in January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal against the aforementioned decision of September 2004 and submitted the case to the Social Chamber for a new ruling, finding that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the minimum wage. A final decision is still pending.

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

The President Caldera administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the “Pension Reform”). This law was partially reformed by the “Law of Partial Reform of the Decree No. 426,” statute published on January 23, 2001, which postponed the effective date from January 1, 2001 to January 1, 2002. On December 31, 2001, the Government postponed the effective date from January 1, 2002 to July 1, 2002 as published in the Extraordinary Official Gazette of Venezuela No. 5,568. The National Assembly is currently reviewing the Pension Reform. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on a contribution of approximately 12% to 13% of each employee’s salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of the required contribution amount for each employee, with each employee contributing the remaining 25%. The contributions made by the Company and employees will be invested in private pension funds established under the Pension Reform.

In connection with the privatization of CANTV in 1991, the Government, through BANDES (formerly FIV), transferred 110 million of the Company’s Class C Shares, representing 11.0% of the equity share capital of CANTV, to certain employee trusts (“Employee Trusts”). Eligible employees and retirees were offered the right to purchase up to 100 million Class C Shares from the Employee Trusts pursuant to a stock purchase program by paying nominal Bs. 286.0488 per Class C Share in full in cash or through a non-interest bearing installment payment plan through salary deductions over a period of up to 12 years (the “1991 Installment Plan”). The Company does not finance or administer the acquisition of shares by employees. Any balance due at the end of such period not paid by salary deductions or pension payment deductions is forgiven, provided that all previous installment payments have been made. The proceeds from the sale of such Class C Shares, after deduction of any fees, dividends or distributions, are paid to the Venezuelan Investment Fund.

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan covering up to 5.5% of the capital stock of the Company called the Value Fund. Both programs were to be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not made effective the increase of the Excellence Award program or the creation of the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4,200 million in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. As of May 31, 2005, this trust holds 10,802,805 Class C Shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

Based upon the number of Class D Shares that were sold in the Initial Public Offering, the Venezuelan Investment Fund announced its intention to offer Class C Shares, representing 9% of the equity share capital of CANTV for subscription by employees and retirees of CANTV at the bolivar equivalent of one-seventh of the price per ADS in the Initial Public Offering. In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million New Class C Shares from the Employee Trusts pursuant to a stock purchase program (the “Stock Purchase Program”) established by the Venezuelan Investment Fund. In accordance with the Stock Purchase Program, 25% of the 90 million Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on employee base salary and length of employment at August 1996, with no employee eligible for more than 15,000 Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 installment plan are granted a grace period under the Stock Purchase Program until all prior Class C Shares have been paid in full. At that time, salary deductions for the Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Program, dividends paid by CANTV prior to payment in full for the Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder’s unpaid balance of the Class C Shares.

Share ownership

As of May 31, 2005, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 93,432 shares, representing 0.01% of CANTV’s shares issued and outstanding at such date.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Until December 1991, CANTV operated under the control of the Government, which owned 100% of the Company’s equity share capital. In December 1991, the Government, through BANDES (formerly FIV), sold 40% of the equity share capital of CANTV to VenWorld for approximately U.S.$1,885 million, and provided for the transfer of up to 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company’s equity share capital, to the public in an initial public offering. Currently, the Government holds the Class B Shares of CANTV and retains the right to appoint one director to the Board of Directors of CANTV. Also, the Government, acting through CONATEL, regulates the activities of the Company. See Item 4. “Information on the Company — Regulatory Framework.” The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV for legal purposes as of December 31, 2004 and May 31, 2005:

		At December 31, 2004		At May 31, 2005
	Class	Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
Verizon Communications, Inc. (GTE Venholding B.V.)	A	196,401,427	24.95%	196,401,427	24.95%

Telefónica Venezuela Holding B.V.	A	54,407,172	6.91%	54,407,172	6.91%

Banco Mercantil, C.A.	A	367,139	0.05%	367,139	0.05%

Inversiones TIDE, S.A.	A	2,972	—	2,972	—

Banco de Desarrollo Económico y Social de Venezuela (BANDES) (1)	B	51,900,000	6.59%	51,900,000	6.59%

Company employees and retirees (1)(2)	C	55,883,892	7.10%	54,327,877	6.90%

Verizon Communications, Inc. (GTE Venholding B.V.) (3)(4)	D	28,009,177	3.56%	28,009,177	3.56%

Brandes Investment Partners, LLC (4)	D	116,080,006	14.75%	121,717,463	15.46%

Others (5)	D	284,089,064	36.09%	280,007,622	35.58%

		787,140,849		787,140,849

(1)	In August 1998, BANDES (formerly FIV) transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.

(2)	Class C Shares held directly or through the Employee Trusts. Class C Treasury Shares include shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program owns 10,841,088 and 10,802,805 Class C Shares at December 31, 2004 and May 31, 2005, respectively. For accounting purposes these shares are not considered outstanding shares.
(3)	Verizon, acting through an indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately U.S.$190 million in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, Verizon exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A. (Banco Universal) as Trustee. As of December 31, 2004, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares. As of May 31, 2005, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares and 196,401,427 Class A Shares, totaling 28.51% of the equity share capital of the Company.
(4)	Brandes Investment Partner, LLC is an investment advisory firm, managing assets for institutional and private clients worldwide.
(5)	Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of CANTV, each of which represents seven Class D Shares.

See also Item 10. “Additional Information — Memorandum and Articles of Association,” for a description of the voting rights of CANTV’s shareholders.

As of December 31, 2004, the Company estimates that 54,721,941 ADSs were held in the United States, representing approximately 89% of total Class D Shares outstanding. The number of record holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was 25 at December 31, 2004.

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

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld and on March 4, 2002 the Class A Shares were distributed to each of the VenWorld shareholders pursuant to a plan of liquidation. On March 15, 2002, AES Comunicaciones de Venezuela, C.A., as custodian for the Class D Shares owned by Inversiones Inextel, C.A., converted 50,255,184 Class D Shares into 7,179,312 ADSs that were sold in a single transaction at a price per ADS of U.S.$12.75 on March 19, 2002. As of May 31, 2005, Verizon held directly or through affiliates 28.51% of the Company and Telefónica Internacional de España, S.A., held through affiliates approximately 6.91% of the Company.

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

Between November 1999 and September 2000, the Company implemented two share repurchase programs. As a result of these programs, the Company acquired 73,962,616 of the outstanding shares (equivalent to 10,566,088 ADSs) of CANTV, representing approximately 7.4% of the total number of CANTV shares outstanding on October 31, 1999 for approximately U.S.$300 million. The weighted average price for these purchases was Bs. 2,839 per share, equivalent to U.S.$28.39 per ADS, based on the Daily Exchange Rate at December 31, 2000. These repurchased shares were canceled on December 5, 2000.

The Capital Market Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum number of shares to be repurchased.

On November 16, 1999, an Extraordinary Shareholders’ Assembly authorized a share repurchase program for up to 50,000,000 of CANTV’s outstanding Class C Shares and Class D Shares, which terminated on April 18, 2000 (the “1999 Repurchase Program”). The 1999 Repurchase Program specified a maximum repurchase price up to U.S.$40 per ADS and a maximum volume of up to 5% of the outstanding shares. Under the 1999 Repurchase Program the Company acquired 35,775,957 Class D Shares (5,110,851 ADS) at a weighted average price of Bs. 2,794 per share, equivalent to U.S.$29.39 per ADS. No Class C Shares were repurchased.

On March 31, 2000, an Extraordinary Shareholders’ Assembly authorized a new share repurchase program for 50,000,000 of CANTV’s outstanding Class C Shares and Class D Shares, for the period from April 1, 2000 to September 18, 2000 (the “2000 Repurchase Program”). The 2000 Repurchase Program specified a maximum purchase price up to Bs. 4,871 per share or up to U.S.$50 per ADS and a maximum volume of up to 5% of the outstanding shares (10% when combined with shares repurchased under the 1999 Repurchase Program). Under the 2000 repurchase program the Company acquired 20,846,931 Class D Shares (2,978,133 ADSs) and 17,339,728 Class C Shares at a weighted average price of Bs. 2,710 per share, equivalent to U.S.$27.50 per ADS.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS (U.S.$24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV outstanding common stock for approximately Bs. 2,547 per share (U.S.$3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the CANTV Board of Directors deemed this offer unsatisfactory and not in the best interest either of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the CANTV Board of Directors called for an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend in the amount of approximately U.S.$385 million and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “Third Repurchase Program”).

On October 24, 2001, CANTV held an Extraordinary Shareholders’ Assembly of CANTV’s shareholders who approved, in part, the proposed Third Repurchase Program submitted by CANTV’s Board of Directors. The period of the Company’s Third Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the Third Repurchase Program, CANTV began cash tender offers at U.S.$30 per ADS in the United States and U.S.$4.29 per Class D Share of the Company in Venezuela. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

The October 24, 2001, Extraordinary Shareholders’ Assembly also approved an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS which was paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

At this same Shareholders’ Assembly, CANTV’s shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan called the Value Fund which would include up to 5.5% of the capital stock of the Company to use for stock option awards to eligible employees. This trust holds, as May 31, 2005, 10,802,805 Class C shares. As of the date of this Form 20-F, the Value Fund has not yet been created.

On November 8, 2001, AES Comunicaciones de Venezuela, C.A. withdrew its tender offer for the 43.2% of the shares of CANTV and participated in the Third Repurchase Program. On March 19, 2002, AES Comunicaciones de Venezuela, C.A., sold its entire remaining equity stake in the Company and, together with its affiliates, ceased to have any participation in the Company.

On March 22, 2002, a dividend of Bs. 41.6 per share was approved at the Annual Shareholders’ Assembly. Dividends are declared and paid in bolivars. The dividend was paid on June 6, 2002 to shareholders of record as of May 24, 2002.

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

On March 31, 2004, an Ordinary Shareholders’ Assembly approved the payment of a dividend of Bs. 550 per share to shareholders of record as of April 12, 2004, payable on April 16, 2004.

On December 31, 2004, an Extraordinary Shareholders’ Assembly approved the payment of a dividend of Bs. 120 per share to shareholders of record as of December 15, 2005, payable on December 22, 2004.

On March 31, 2005, an Ordinary Shareholders’ Assembly approved the payment of a dividend of Bs. 505 per share to shareholders of record as of April 20, 2005, payable on April 27, 2005. See Item 8. “Financial Information — Dividend Policy.”

Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates.

Transactions with shareholders’ affiliates includes purchase of inventories, supplies, plant and equipment, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions performed with Verizon affiliates for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002 (1)	2003 (1)	2004 (1)
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	22,336	13,637	68,140

Technical and administrative services expenses	63,167	36,498	12,485

Net revenues (expenses) related to the settlement of international telephone traffic with affiliates	3,704	2,468	(1,851)

(1)	Bolivar amounts are in millions of constant bolivars as of December 31, 2004.

As of December 31, 2004, the Company had recorded payables to Verizon for Bs. 33,391 million. These payables do not bear interest.

Through May 31, 2005 the Company has recorded inventory, supplies, and plant and equipment purchases of Bs. 34,719 million, as well as technical and administrative services expenses in the amount of Bs. 212 million. As of May 31, 2005, the Company had net payables due to Verizon of Bs. 37,115 million.

During 1996, Movilnet received a long-term loan of U.S.$17 million from CANTV for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the “A” loan of U.S.$6.29 million and the “B” loan of U.S.$10.71 million. Both loans bear an interest rate at the six-month average LIBOR rate, plus a financial margin. These loans were being amortized in semi-annual installments from 1998 through 2003.

In April 1998, Movilnet obtained from CANTV a long-term loan of Bs. 18,500 million (in nominal bolivars), which was utilized to pay the short-term trade debt. This loan was going to be amortized in 12 monthly installments from April 2000. In December 1999, the term of the loan with the stockholder was changed to five years to be amortized with a single payment in April 2004, with a one-year grace period for interest. The maximum interest rate that CANTV may collect from the Movilnet is calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. In December 2004 this loan was repaid.

In December 1999, Movilnet obtained a line of credit from CANTV amounting to U.S.$100 million, which was used for the investment plan financing for year 2000. Such line of credit bears interest based on market interest rates. In December 1999, Movilnet used U.S.$95 million, corresponding to this line of credit. This loan has a five-year term maturity and was repaid in 2004.

In December 1999, Movilnet issued two promissory notes to CANTV for Bs. 9,264 million and Bs. 3,964 million (in nominal bolivars), respectively. Such promissory notes bear interest calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes have a five-year term maturity and were repaid in 2004.

Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Consolidated Financial Information

See Item 19. “Financial Statement and Exhibits” for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

The Company is involved in a number of legal and administrative proceedings which are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, in nominal amounts. These assessments were mainly in respect of the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Sixth Court of Appeals on Litigious Matters and, in the opinion of management and its legal counsel, there is a high probability of a favorable ruling in favor of CANTV and Movilnet. Based on this opinion, the Company has not recorded any accruals related to this assessment. It is important to point out that in 1999 this Court ruled in favor of appeals by another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending.

In June 2002, Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312 million, expressed in nominal amounts. These assessments were in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999. The Tax Authorities objected to the deferral of revenue related to the sale of advertising space. The Company appealed these assessments before the Eighth Court of Appeals on Litigious Matters. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003, a commercial associate introduced a request for arbitration before the Caracas Arbitration Center of the Chamber of Commerce, claiming default in compliance with an agreement and damages of Bs. 20,399 million against Movilnet. On October 8, 2003, Movilnet responded to this claim and on January 16, 2004, the Arbitration Court was installed. In September 2004, this Arbitration Center declared in favor of the commercial associate and required a payment by the Company of Bs. 8,000 million, which was paid in January 2005. At December 31, 2004, a provision for this amount was recorded to cover this obligation.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the Tax Authorities in two states in the central region of the country. As a result of this assessment, 37 centers received sanctions including fines and closures of 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that time while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV assume some responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunication Centers as co-participants. The portion to be assigned to each party is currently being determined. During 2004, CANTV set aside a provision of Bs. 5,507 million for this contingent liability. Based on the opinion of legal counsel handling these proceedings, management believes that the provision is reasonable to cover this contingent liability.

In May 2004, Digitel filed a lawsuit against CANTV with the Supreme Tribunal claiming damages in the amount of Bs. 9,600 million (in nominal amounts) for differences in the exchange rate applicable to interconnection charges. At December 31, 2004, CANTV had set aside a provision, based on what it considered the most probable outcome of this contingency at the time of issuance of these financial statements.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments required by the Telecommunications Law, which were made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main issues objected to by CONATEL in determining the tax base for the computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of wireless services. If these inspection reports result in tax assessments, the total additional tax charged would be Bs. 4,689 million for CANTV, Bs. 36,564 million for Movilnet and Bs. 381 million for CANTV.Net. The issuance of the final resolution by CONATEL is currently being awaited. Based on the opinion of its external legal counsel, the Company has not set aside a provision with respect to these inspection reports and potential tax assessments.

In September 2004, the Social Chamber of the Supreme Court ruled against a lawsuit in connection with pension payments filed against CANTV by FETRAJUPTEL.

Later, in January 2005, the Constitutional Chamber of the Supreme Court declared admissible an appeal filed by Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (“AJUPTEL-Caracas”) (the Venezuelan National Telephone Association of Retirees and Pensioners) against the aforementioned decision of September 2004 and, consequently, the Constitutional Chamber declared the decision annulled and submitted the case to the Social Chamber for a new ruling.

The Constitutional Chamber’s decision issued in January 2005, also indicates that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the minimum wage. CANTV’s management, based on the opinion of its external legal counsel, considers that certain matters subject to review will again be ruled in favor of CANTV. The Company has estimated the additional contingent liability for the remaining matters. In accordance with applicable accounting principles, this contingency is considered probable and, therefore, a contingent liability, estimated at Bs. 44,426 million, was recorded in the consolidated financial statements as a provision for contingencies as of December 31, 2004. It is not possible, however, to accurately determine the amount of this contingent liability until a new ruling by the Social Chamber is issued.

In addition, an important number of labor-related lawsuits and claims have been made against CANTV for approximately Bs. 202,463 million, in nominal amounts, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. An estimated accrual of Bs. 46,166 million was recorded related to these cases. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, Company management believes that most of these cases and others will be resolved in the Company’s favor and that total provision set aside of Bs. 122,221 million, is reasonable as of December 31, 2004 to cover these contingent risks.

Dividend Policy

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See Item 5. “Operating and Financial Review and Prospects — Financial Condition, Liquidity and Capital Resources,” Item 10. “Additional Information — Memorandum and Articles of Association — Dividends,” and Note 14 to the Audited Financial Statements.

On December 14, 2001, CANTV’s Board of Directors approved revised guidelines for the annual dividend distribution, effective in 2002. These guidelines provide for the distribution to shareholders of 50% of the prior year’s free cash flow, which the Board defined as free cash flow reported in the audited consolidated financial statements, net of principal and interest payments scheduled to be made during the following year. Annual payment of dividends will be made in bolivars, in quarterly installments subject to the Board of Directors’ recommendation and approval of the Annual Shareholders’ Assembly in accordance with Venezuelan legislation. The distribution of the dividend payment in dollars by the Depositary bank to ADS holders is currently subject to approval by CADIVI under the recently adopted exchange control regime. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary bank pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

Subsequent Events

In January 2005, the third, fourth and fifth series related to the 2004 first issuance of commercial paper were issued for Bs. 34,000 million, placed at discount in the market at an annual interest rate of 12.50% due in July 2005.

On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of U.S.$35.0 million. This sale generated a gain of Bs. 117.4 billion, recorded in March 2005.

On March 2, 2005, the Government changed the official selling exchange rate to Bs. 2,150 per U.S.$1, which may be subject to further revision and adjustment by the Central Bank of Venezuela. The Company recorded in 2005 a loss of Bs. 13.2 billion as of result of this change.

On March 31, 2005, an Ordinary Shareholders’ Assembly declared a dividend of Bs. 505 per share to be paid on April 27, 2005 to shareholders of record at April 20, 2005. Additionally, the Shareholders’ Assembly approved the issuance of commercial paper of up to U.S.$150 million or its equivalent in bolivars and the issuance of obligations of up to U.S.$150 or its equivalent in bolivars with maximum maturity of six years.

On April 6, 2005, the second series related to the 2004 second issuance of commercial paper was issued for Bs. 11.200 million, placed at discount in the market at an annual interest rate of 12.625% due in January 2006.

On April 12, 2005, the Company received approval from CADIVI to convert the dividend that was paid in bolivars on December 22, 2004 into U.S. dollars at the exchange rate of Bs. 2,150 per U.S.$1.

On May 2, 2005, the third series related to the 2004 second issuance of commercial paper was issued for Bs. 11.200 million, placed at discount in the market at an annual interest rate of 12% due in August 2005.

On May 5, 2005, CONATEL, based on Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel. On May 25, 2005, the purchase agreement in connection with the acquisition of Digitel was terminated pursuant to its terms. See Item 3. “Key Information — Risk Factors — Factors Relating to the Company — Competition.”

Item 9.	The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Expenses of the Issue

Not applicable.

Trading Markets

Following the Initial Public Offering of the Company’s Class D Shares on November 22, 1996, the Company’s Class D stock began trading on the Caracas Stock Exchange. Following the Initial Public Offering, ADSs, each representing seven Class D Shares, began trading on the New York Stock Exchange. The Bank of New York is acting as Depositary in connection with the ADSs.

The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

	Caracas Stock Exchange
	High (Bs.)	Low (Bs.)	Average Trading Volume
Annual highs and lows
2000	2,750.00	1,571.00	155,888
2001	2,900.00	1,505.00	71,879
2002 (1)	2,750.00	1,600.00	46,422
2003	6,700.00	2,250.00	116,880
2004	9,500.00	6,325.00	209,953

Quarterly highs and lows

2003
1st quarter	3,205.25	2,250.00	21,383
2nd quarter	5,001.00	2,265.00	122,229
3rd quarter	5,151.00	4,010.00	151,315
4th quarter	6,700.00	4,950.00	140,269

2004
1st quarter	9,500.00	6,325.00	125,337
2nd quarter	9,300.00	7,100.00	253,434
3rd quarter	8,500.00	7,300.00	141,416
4th quarter	8,600.00	7,700.00	324,045

Monthly highs and lows
2004
July	7,800.00	7,315.00	68,736
August	8,500.00	7,300.00	150,864
September	7,850.00	7,500.00	201,344
October	8,500.00	7,800.00	208,300
November	8,600.00	7,700.00	142,111
December	8,250.00	7,800.00	608,195

2005
January	8,450.00	7,750.00	74,825
February	8,175.00	7,500.00	65,333
March	8,250.00	7,600.00	46,884
April	8,000.00	6,990.00	78,472
May	7,456.00	6,750.00	75,813
June (2)	7,125.00	6,800.00	93,183

(1)	Complete information for December 2002 is unavailable due to the national general strike.
(2)	Through June 22, 2005.

The table below sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the New York Stock Exchange:

	New York Stock Exchange
	High (U.S.$)	Low (U.S.$)	Average Trading Volume
Annual highs and lows
2000	39.00	15.56	190,143
2001	28.14	13.20	293,562
2002	19.20	10.00	178,137
2003	16.85	8.63	188,410
2004	24.20	15.60	212,928

Quarterly highs and lows
2003
1st quarter	12.99	8.96	245,672
2nd quarter	13.40	8.63	212,456
3rd quarter	14.36	11.90	134,495
4th quarter	16.85	14.00	164,076

2004
1st quarter	19.59	15.60	247,721
2nd quarter	21.04	16.50	207,495
3rd quarter	22.53	19.05	190,800
4th quarter	24.20	20.39	206,698

Monthly highs and lows
2004
July	20.74	19.19	133,590
August	20.96	19.05	230,932
September	22.53	20.25	205,967
October	23.85	21.71	192,705
November	24.20	21.98	177,143
December	23.19	20.39	248,268

2005
January	21.76	19.25	198,060
February	20.90	18.80	224,379
March	21.00	18.60	199,314
April	19.55	17.55	212,733
May	19.64	18.68	181,686
June (1)	19.88	18.19	165,327

(1)	Through June 22, 2005.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Item 10.	Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

For information relating to the provisions of CANTV’s By-laws, as currently in effect, and of Venezuelan law, see CANTV’s Registration Statement on Form F-1 (Registration No. 333-5840), which is hereby incorporated by reference into this Form 20-F.

Organization and Register

CANTV is a company incorporated (“compañía anónima”) under the laws of Venezuela. It is registered in the First Registry of Commerce of the Federal District and State of Miranda under file number 405. CANTV is domiciled in the city of Caracas, Venezuela.

Corporate Governance

CANTV is governed by the Shareholders’ Assembly followed by the Board of Directors and its committees, the Chief Executive Officer, the Chief Operating Officer and the Compliance Officer. Their powers are defined by the Venezuelan Commercial Code and by CANTV’s By-laws.

In order to maintain effective and clear corporate management, CANTV had as its priority the adoption of these corporate governance practices which form an essential part of the organization’s management responsibility, and which are being applied by the Company even prior to the publication in February 2005 of the Rules on Corporate Governance by the CNV.

The above is demonstrated by the creation of the Audit, Executive, and Executive Development (CODE) committees, as well as by the publication of a Code of Ethics which assembles a set of norms to be observed by officers and employees in carrying out their work activities. The policies on this matter benefit not only shareholders, but also employees, the community and the organization in general. For the corporation, the application of these practices has as its fundamental principle the establishment of a system of checks and balances between the different areas of the organization to ensure transparent management of the Company and an adequate solving of eventual conflicts of interest.

The efficiency of the Board of Directors is a key factor in attending to the different interests which meet in the Company: its shareholders, customers, employees and the general community.

The Board of Directors is in charge of the powers of direction, administration and disposition of the Company. Its attributes are clearly defined in the Company’s Bylaws. The Board has chief responsibility for establishing policies to prepare plans, programs and budgets, the definition and control of corporate strategies and the determination of business policies. In addition, it authorizes entering into all types of contracts, recommends the amount of dividends to be submitted to shareholders for consideration, approves business and accounting reports for submission to the Shareholders’ Assembly, recommends and establishes administrative policies and creates such management and/or consulting committees. The Board of Directors may delegate, as in effect it delegates, its responsibilities to the President and other high-ranking company employees, who remain under its supervision.

The Board is comprised of the Company’s President and eight Principal Directors, each of whom has an alternate. This year two new independent Directors were incorporated, a principal and an alternate, both professionally qualified in different areas of business. In addition, they have a wide knowledge of financial matters which ensures the best fulfillment of their duties. CANTV’s Board of Directors is much more independent than the percentage now required by the new Rules of the CNV.

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

The By-laws also provide that the Company must refrain from entering into any transaction that is related to or involves (i) any person or entity directly or indirectly controlling the Company or any shareholder or affiliate of such a person or entity, (ii) any shareholder holding shares representing more than 1% of the capital stock of the Company or any affiliate of such a shareholder or (iii) any Director of the Company or an entity in which a Director has a direct or indirect interest, unless any such transaction is made upon terms as favorable to the Company as those it could obtain from a non-related third party. Any transaction entered into in contravention of these provisions of the By-laws is not enforceable against the Company, and the Directors taking part in such a transaction may be deemed to have committed a material fault that may result in their removal.

Under Venezuelan law, CANTV’s Board of Directors owes a duty of loyalty and care to CANTV. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard that they did so if their actions are contested. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a Shareholders’ Assembly. Furthermore, a member of the Board of Directors may not receive a loan from CANTV unless approved by the Board of Directors, and may not vote or deliberate on a matter representing a conflict of interest that concerns ratification of his own acts or in which he has a material interest. See Item 6. “Directors, Senior Management and Employees” for further information about the Board of Directors.

Under the By-laws, the Directors do not have the power to vote on compensation matters relating to directors including benefits, and retirement benefits based on age-limit requirements. Directors may not establish shareholding requirements to qualify as director. CANTV’s By-laws require Directors with proven experience, executive capacity, and competence to manage the operations of the Company.

Shares

The share capital of CANTV consists of four classes of shares, designated as Class A, Class B, Class C and Class D.

Class A Shares are owned by three principal shareholders, Verizon, Telefónica Internacional and Banco Mercantil, C.A. Any transfer of Class A Shares to any person or entity that is not a subsidiary of these companies will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon such transfer.

Class B Shares may be owned by the Government and other Venezuelan public sector entities. The transfer of Class B Shares to a private sector person or entity will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon transfer of the shares, except upon transfer to employees or retirees of CANTV, which causes such transferred shares to be automatically converted into an equal number of Class C Shares upon such transfer.

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

A vote of holders of a majority of the Class B Shares is also required to amend the By-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares, Shareholders’ Assembly, notices and quorum requirements, composition of the Board of Directors and Board of Directors’ meetings, notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of a certain classes of shares. See also Item 6. “Directors, Senior Management and Employees” for a further discussion of voting rights.

Shareholders’ Assembly

Ordinary Shareholders’ Assemblies must take place within three months after the end of each fiscal year. Any other general Shareholders’ Assembly is an Extraordinary Shareholders’ Assembly and may be called by the Board of Directors, the two statutory auditors, who are appointed by the Shareholders’ Assembly together with two alternate statutory auditors for a term of one year, or shareholders representing at least 20% of the equity share capital of CANTV. The quorum required for either an Ordinary or Extraordinary Shareholders’ Assembly consists of shares representing at least 50% of the votes of the equity share capital or, in the case of a meeting convened solely for the purpose of election or removal of directors, shares representing at least 50% of the votes of the equity share capital entitled to vote with respect to such directors.

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

Amendments to the Company’s By-laws must be effected by an absolute majority vote of the Shareholders’ Assembly. Amendments to the By-laws related to specific issues require a vote of a majority of holders of Class B Shares. See “— Voting Rights.”

Change in Control

There are no provisions in the By-laws that would have the effect of delaying, deferring or preventing a change in control of CANTV and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

Disclosure of Share Holdings

CANTV’s By-laws do not require shareholders to disclose their share holdings.

Material Contracts

Not applicable.

Exchange Controls

On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed as Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and the ability of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, ADRs, Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996. In July 1996, the Central Bank of Venezuela intervened to maintain the exchange rate between 7.5% above and 7.5% below the reference rate. The reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar, Bs. 700.00 per U.S. dollar and Bs. 758.00 per U.S. dollar at December 31, 1999, 2000 and 2001, respectively. However, the deterioration of Government revenue streams, as well as increasing political and legal instability, sustained capital flight and the erosion of the foreign reserves beginning in late 2001, forced the government to announce, on February 12, 2002, that the bolivar would float freely.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government created by decree No. 2.302 (published in the Official Gazette of Venezuela No. 37,625) CADIVI and approved the initial rules (published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading, which have been subsequently amended since February 2003. The new rules restrict the access of companies and individuals to foreign exchange. Currently, foreign currency activities have not been fully normalized and approval requests continue to be limited.

The new exchange control regime is based on a single mandatory system effective February 5, 2003. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision by the Central Bank of Venezuela. On February 9, 2004, the Government set the exchange rate to Bs. 1,920 per U.S. dollar. On March 2, 2005, the Government set the exchange rate to Bs. 2,150 per U.S. dollar.

Under the exchange control system, the Central Bank of Venezuela has centralized foreign currency trading in Venezuela, through banking institutions and other financial institutions authorized to sell foreign currency. Foreign currency trading is governed by the terms and conditions established in the Exchange Agreements. Public entities in general, including corporations in which the Government or any public entity holds 50% or more of the equity capital, are not allowed to maintain deposits in foreign currency unless authorized by the Central Bank of Venezuela. The exchange rate established by the Exchange Agreements applies to transactions within the scope of written agreements and international treaties. The Central Bank of Venezuela is responsible for setting up the mechanics of the agreement of payments and reciprocal credits between central banks.

The Board of the Central Bank of Venezuela regulates the terms and conditions pursuant to which banks and financial institutions sell foreign currency and CADIVI administers the appropriate controls for the purchase of foreign currency by individuals and corporations in connection with transfers, remittances and payments for the import of goods and services, as well as principal and interest on private external debt. All foreign currency received from exports of goods, services and technology is required to be sold to the BCV within five banking days after the funds become available. Any such sales are to be calculated at the FOB value of the exported goods. All foreign currency received from operations involving travel and tourism, transportation services, transfers, earnings from investments, lease agreements, and other commercial, industrial, professional and construction services and activities, are also required to be sold to the Central Bank of Venezuela. PDVSA and its affiliated companies are required to sell to the Central Bank of Venezuela all foreign currency received within 48 hours, except as may be required for foreign operations up to authorized amounts. Established or to be established corporations engaged in activities related to the Organic Law of Hydrocarbons are allowed to maintain foreign accounts in foreign currency for the purpose of making payments and reimbursements abroad with any remaining foreign currency to be sold to the Central Bank of Venezuela. All trade in local currency of Government bonds issued in foreign currency (e.g., Brady Bonds) has been suspended until the Central Bank of Venezuela and the Government establish rules governing these transactions.

Dividend payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the SIEX. For dividend payment purposes, ADR programs must be registered with the CNV and must apply to CADIVI for the authorization to purchase foreign currency. The currency has lost 12.0% of its value related to the dollar from December 31, 2004 to May 31, 2005 and the Company recognizes that an additional devaluation of the official exchange rate may occur during 2005.

On May 26, 2004, CADIVI published a resolution concerning requests for exchange currency for the import of goods and services for the telecommunications industry, effective May 31, 2004. Accordingly, the Company must request the exchange currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

As of December 31, 2004, the Company has requested from CADIVI a total of U.S.$848.8 million, since the implementation of the exchange controls in February 2003, consisting of U.S.$368.1 million for payments of foreign goods and services, U.S.$162.0 million for debt payments and U.S.$318.8 million to convert bolivars to U.S. dollars for payment of dividends. As of December 31, 2004, the Company has received approval from CADIVI, since the implementation of the exchange controls in February 2003, to acquire U.S.$285.9 million for payments of foreign goods and services, U.S.$147.6 million for debt payments and U.S.$318.8 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars.

On April 12, 2005, the Company received approval from CADIVI to convert the dividend that was paid in bolivars on December 22, 2004 into U.S. dollars at the exchange rate of Bs. 2,150 per U.S.$1.

As of May 31, 2005, the Company has received approval from CADIVI, since the implementation of the exchange controls in February 2003, to acquire U.S.$375.3 million for payments for foreign goods and services, U.S.$162.4 million for debt payments and U.S.$354.5 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars.

The Company continues processing the necessary formalities required by CADIVI for the application of additional foreign currency. There is no assurance that additional requests for foreign currency will be approved on a timely basis by CADIVI. The failure by the Company to obtain the required amounts of foreign currency to satisfy its current foreign currency-denominated obligations could result in an adverse effect on its financial condition and results of operations.

Venezuelan Tax Considerations

The following summarizes the principal Venezuelan tax consequences under Venezuelan law of the purchase, ownership and disposition of ADSs and Class D Shares and receipt of dividends thereon by persons (including corporations) who are non-residents of Venezuela. This summary is based on current Venezuelan tax law and is for general information only.

An individual is deemed to be a resident (i.e., domiciled in Venezuela) in the following cases:

•	Any person, regardless of nationality, to be domiciled in Venezuela if it remained in the country for more than 183 days during a given calendar year;

•	Any person, regardless of nationality, who has remained in Venezuela for more than 183 days in a given calendar year is deemed to be resident in the following calendar year, regardless of the number of days it has remained in the country;

•	Any person, regardless of nationality, is deemed to be domiciled in Venezuela, if it has a residence in the country, except if during the given year it has remained abroad for more than 183 days and can prove that it is tax resident in that other country by submitting a foreign tax residence certificate; and

•	Any Venezuelan citizen is presumed to be domiciled in Venezuela, regardless of their physical presence in the country or the existence of a resident in the country, except in the event of proof to the contrary. Proof to the contrary would consist of filing a certificate of resident abroad issue by the authorities of the relevant country.

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

Taxation of Dividends

Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, dividend income received from CANTV with respect to Class D Shares is not subject to Venezuelan income tax or withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior to December 31, 2000. All dividends arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001, and which are paid in cash with respect to Class D Shares, are considered Venezuelan local-source income. As such, the dividend payment will be subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan individuals and legal entities, the 34% withholding rate may be further reduced or even eliminated by applicable treaty. Unless an applicable treaty provides otherwise, stock dividends paid with respect to Class D Shares will be subject to an income tax withholding at the rate of 34% and the shareholder should pay an advance income tax payment of 1% on the date of the stock dividend payment.

For purposes of determining the taxable base in the distribution of dividends, and except as otherwise provided by an applicable treaty, the term “taxable dividend” for holders of Class D Shares represents any distribution of property made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits (from January 1, 2003 these accumulated earnings and profits should be determined in bolivars according to Venezuelan GAAP) exceed the net taxable income of such corporate entity for economic periods commencing on or after January 1, 2001. Under various income tax treaties entered into by Venezuela and other contracting states, the term “dividend” usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

Stock Dividend

Beginning January 1, 2003, all share dividends are subject to a tax advance, by the recipient shareholder, of 1% over the amount of the dividend on the date of the payment of the stock dividend. The company that is paying the stock dividend must request evidence of the advance payment in order to register the share ownership in the Stock Registry Book of the company.

Disposition of ADSs

Capital gains from the sale or other disposition of ADSs including exchanges of ADSs for Class D Shares are considered Venezuelan foreign-source income, taxable only to resident individuals and domiciled entities who are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela regardless of the location where such transactions take place. However, except as otherwise provided by applicable treaty, the disposition of Class D Shares effected regardless of residence or domicile, through a Venezuelan stock exchange (which would include a disposition by a broker/agent on behalf of an ADS holder) will be subject to a flat and final 1% Venezuelan withholding tax on the gross sales proceeds.

Disposition of Class D Shares

Capital gains obtained from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be considered Venezuelan local-source income, and except as otherwise provided by applicable treaty, will be subject to income tax withholding, at the rate of 3% in the case of resident individuals, 34% in the case of non-resident individuals, and 5% in the case of entities, regardless of their domicile condition. Capital gains obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and except as otherwise provided by an applicable treaty, net capital gains obtained by a non-resident individual or by a non-domiciled entity, from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be subject to Venezuelan income taxes at the rate of 34%, or at applicable corporate rates. Only holders of Class D Shares with taxable capital gains realized other than through a domestic stock market will be required to file a Venezuelan income tax return, and will be able to claim a refund for taxes withheld in excess due with respect to such gains.

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

Moreover, interest paid by CANTV on the vouchers with respect to Class D Shares will be treated as local source income, and thus taxable in Venezuela to all individuals and entities regardless of domicile, subject to applicable treaties covering non-resident individuals or non-domiciled entities. The payment of interest will be subject to income tax withholding at the effective rate of 32.3% in the case of non-Venezuelan persons and subject to applicable treaty, and at the rate of 3% and 5% in the case of resident individuals and domiciled entities, respectively.

Capital gains from the sale or other disposition of a voucher with respect to Class D Shares will be considered Venezuelan local-source income, although not subject to income tax withholding. Capital gains, calculated as the excess of the proceeds of the sale over the principal amount of the voucher, obtained by a resident individual or a domiciled entity, will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and unless otherwise provided by applicable treaty, net capital gains obtained by a non-resident individual or non-resident entity, from the sale or other disposition of a voucher with respect to Class A Shares will be subject to Venezuelan income taxes at the rate of 34% or the applicable corporate rates, respectively.

Subject to applicable treaty, non-resident individuals and non-domiciled entities receiving interest or realizing gains from the sale or other disposition of vouchers generally are required to comply with the ordinary annual filing requirements for residents.

Estate and Gift Tax

The acquisition of ADSs through inheritance or gift by either a resident or non-resident from a non-resident is not subject to Venezuelan estate, inheritance or gift tax. The acquisition of ADSs through bequest or gift from a resident of Venezuela is subject to Venezuelan estate and gift tax. Venezuelan estate and gift tax rates are progressive and vary according to the relationship between the recipient and the decedent or the donor, as the case may be.

The acquisition of Class D Shares (or rights to acquire Class D Shares) through bequest or gift is subject to Venezuelan estate and gift tax, regardless of the residence of the decedent or the donor. The rate of Venezuelan estate or gift tax imposed on a transfer generally depends on the value of the bequest or gift and on the relationship between the beneficiary and the decedent or the donor, as the case may be. The beneficiary of a bequest or gift is responsible and liable for the payment of the estate or the gift tax. In addition, the donor and the recipient are jointly and severally responsible for the payment of the gift tax.

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

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences under present law of an investment in the ADSs or in the Class D Shares. This summary applies only to investors that hold the ADSs or Class D Shares as capital assets and that have the U.S. dollar as their functional currency. The summary is not intended as tax advice for any particular investor who may be subject to special tax treatment (such as banks, insurance companies, dealers, traders who elect to mark-to-market, tax-exempt entities, persons holding an ADS or Class D Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of CANTV). The Company believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. However, the determination of whether the Company is a passive foreign investment company will be made on an annual basis. Accordingly, the Company’s classification could change. U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or Class D Shares in the event the Company is considered a passive foreign investment company.

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

U.S.-Venezuela Income Tax Treaty

The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999. U.S. holders who are eligible for the benefits of this income tax treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% (or a lower rate in the case of certain persons who own more than 10% of the Company’s voting stock) and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of Class D Shares or ADSs. However, the determination as to whether an U.S. person is eligible for the benefits of the income tax treaty is very complex. In particular, a U.S. person that owns Class D Shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have, a permanent establishment in Venezuela also may not be eligible for the benefits of the treaty in respect of taxes on income from or proceeds from the sale of ADSs and Class D Shares. U.S. holders are urged to consult their own tax advisors about eligibility for benefits under the U.S.-Venezuela income tax treaty.

Dividends and Other Distributions

Dividends paid with respect to the ADSs or Class D Shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received (in the case of ADSs, by the Depositary). The dividends generally would be foreign-source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Subject to a holder’s satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. holder during the period ending on December 31, 2008, are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that the corporation is not a passive foreign investment company, foreign person holding company or foreign investment company. The Company believes that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. However, investors should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion.

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

Gains obtained from the sale or disposal of ADSs are treated as a Venezuelan foreign-source income taxable only to resident individuals and domiciled entities that are taxed on worldwide income. Non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela with respect to the ADSs. A non-U.S. holder of ADSs or Class D Shares will not be subject to United States federal income tax on gain from the sale or other disposition of ADSs or Class D Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States; or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition, and certain other conditions are met.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

CANTV is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, CANTV files annual reports and other information to the Securities and Exchange Commission (the “Commission”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and the Woolworth Building, 233 Broadway, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by CANTV to the Commission may be accessed through this website.

Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high quality Japanese, European, U.S. and/or Latin American issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvesting by investing with Japanese, European, U.S. and/or Latin American issuers. There are currently restrictions under Venezuelan law on foreign exchange activity. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently complemented with further amendments. The new rules restrict the access of companies and individuals to foreign exchange, which has limited the Company’s ability to make investments in foreign currency-denominated securities.

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

The carrying amounts of cash and short-term investments, and short-term and long-term debt, approximate their fair values. The fair value was determined by quoted market prices.

The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company’s investment portfolio and debt obligations at December 31, 2004 (in millions of Bs.):

	Weighted Average Interest rate	Year of Maturity
		2005	2006	2007	Thereafter	Total	Fair value
Investment portfolio:
U.S. dollars
Certificates of deposit	1.25%	1,578	—	—	—	1,578	1,578
Commercial paper	2.30%	242,787	—	—	—	242,787	242,787

Bolivars
Certificates of deposit	10.52%	301,402	—	—	—	301,402	301,402
Overnight deposits	1.06%	273	—	—	—	273	273
Government bonds	11.10%	354,464	—	—	—	354,464	354,464

Total		900,504	—	—	—	900,504	900,504

Debt Obligations:
U.S. dollars

Fixed rate

Notes payable to suppliers	5.48%	120	—	—	—	120	120

Variable rate

IFC loans	4.10%	75,600	8,400	8,400	—	92,400	92,400

Japanese yen

Fixed rate

Bank loans	5.80%	20,238	20,238	20,238	30,358	91,072	91,072

Bolivars

Fixed rate

Bank loans	23.50%	24,170	—	—	—	24,170	24,170

Variable rate

Commercial paper	12.59%	41,950	—	—	—	41,950	41,950

Bank loans	19.34%	7,526	649	803	3,752	12,730	12,730

Total		169,604	29,287	29,441	34,110	262,442	262,442

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Due to adverse economic factors in Venezuela, including recession, high inflation, devaluation and the imposition of exchange controls in June 1994, the Company was unable to make payments on U.S.$525 million of its outstanding bank debt and U.S.$21 million of its obligations with certain vendors. On August 25, 1995, the Company and a bank advisory committee entered into a refinancing agreement (the “Refinancing Agreement”), relating to such U.S.$525 million of its outstanding debt and certain of the Company’s vendors entered into similar agreements extending the payment terms for existing obligations. The revised terms included no forgiveness of principal or interest. The Company prepaid all amounts outstanding under the Refinancing Agreement during 1996 and 1997.

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

In addition, there have been no changes in CANTV’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, CANTV’s internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act enacted in 2002 requires an annual report by management regarding internal controls and procedures for financial reporting, and an attestation as to the accuracy of that report by the company’s auditors to be included in the annual filings to the SEC. Foreign registrants, like the Company, are required to comply with this reporting requirement for fiscal years ending December 31, 2006. The Company is currently working in advance to comply with this requirement.

Item 16A.	Audit Committee Financial Expert

CANTV’s audit committee is comprised of three independent members each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. CANTV’s audit committee obtains advice on matters related to Venezuelan GAAP and assistance in reconciliation of CANTV’s financial statements to U.S. GAAP from its current auditing firm, PricewaterhouseCoopers. The Board of Directors of CANTV has determined its audit committee does not have a financial expert meeting the requirements of Item 16A. Venezuelan law does not require audit committee members to have the attributes of a financial expert as set forth in Item 16A and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for CANTV is limited.

Item 16B.	Code of Ethics

CANTV has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees.

The Business Conduct Code addresses, among other things, the following items:

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

CANTV undertakes to provide a copy of its Business Conduct Code at no charge to electronic mail requests at the following e-mail address: etica@cantv.com.ve

The Company created the Compliance Office to be in charge of overseeing compliance with the Business Conduct Code by each manager and employee of the organization, as well as by third parties. This Code facilitates the constant exercise of the best ethical practices in complying with work requirements and the relations that a company in general has with the society in which it operates.

In addition, the Compliance Office is responsible for assisting both the units and the employees who may have doubts as to the interpretation of the Code, to take notice of any violations of the established norms and to suggest appropriate action via a dedicated phone number and e-mail address created for this purpose.

Item 16C.	Principal Accountant Fees and Services

During 2003 and 2004, CANTV’s independent auditors were Espiñeira, Sheldon y Asociados (a Member Firm of PricewaterhouseCoopers).

The aggregate fees billed for each of fiscal 2003 and fiscal 2004 for professional services rendered to the Company by Espiñeira, Sheldon y Asociados are as follows (in thousands of nominal Bs.):

	2004	2003
Audit fees (1)	991,124	705,000
Audit-related fees (2)	36,400	16,000
Tax fees (3)	39,120	—
All other fees (4)	—	5,400

Total	1,066,644	726,400

(1)	Audit fees consist principally of fees billed for the annual statutory audit of CANTV’s consolidated financial statements and the statutory audits of the Company’s subsidiaries.
(2)	Audit-related fees include fees billed for other audit services relating to attestation services in connection with compliance with financial and regulatory agreements, including the IFC and CONATEL and other audit-related services.
(3)	Tax fees consists of transfer pricing support services and consulting services related to specific tax treatments.
(4)	All other fees consist principally of fees for other consulting services, including occasional training services.

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

The following is the pre-approval process:

1.	Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided to the Company. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	The Audit Committee will provide written approval for any service to be rendered by external auditors.

3.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by its independent auditors will be reviewed each quarter by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F:

Item 19.	Exhibits

8 - List of Subsidiaries
12(a).1 - Chief Executive Officer’s Certification Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12(a).2 - Chief Financial Officer’s Certification Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13(a).1- Chief Executive Officer’s Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(a).2- Chief Financial Officer’s Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

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

June 29, 2005

COM PAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003 and 2004, and

for the years ended December 31, 2002, 2003 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries

We have audited the accompanying consolidated balance sheet of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries at December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, expressed in constant bolivars at December 31, 2004. Our audits also include the financial statement schedule listed in the Index at Item 18. These financial statements, their notes and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements for the year ended December 31, 2002 were audited by another independent public accounting firm whose report dated February 12, 2003, expressed an unqualified opinion thereon.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Venezuela. In addition, in our opinion, the financial statement schedule listed at Item 18, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Accounting principles generally accepted in Venezuela vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

ESPIÑEIRA, SHELDON Y ASOCIADOS

Carlos González G.

CPC 21291

CNV G-774

February 16, 2005 (Except for the Notes 25, 26 and 27, which are dated May 5, 2005)

Caracas – Venezuela

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Stockholders of

Compañía Anónima Nacional

Teléfonos de Venezuela (CANTV):

We have audited the accompanying consolidated statements of operations, changes in stockholders’ equity, and cash flows of Compañía Anónima Nacional Teléfonos de Venezuela (“the Company”) and subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of The Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial consolidated statements are free of material misstatement the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the results of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2002, in accordance with accounting principles generally accepted in Venezuela.

Also, in our opinion, the amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 3.

Accounting principles generally accepted in Venezuela vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 25 to the consolidated financial statements.

Lara, Marambio & Asociados

A Member Firm of Deloitte & Touche

Héctor L. Gutiérrez D.

Public Accountant CPC No 24,321

CNV No G-889

Caracas, Venezuela

February 12, 2003 (except with respect to the restatement to constant bolivars, as to which date is May 5, 2005)

Porta, Cachafeiro, Laría & Asociados

Francisco Cachafeiro Arias

Public Accountant CPC No 9,298

CNV No C-642

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2002, 2003 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004,

and millions of U.S. dollars, except per share and per ADS amounts)

	2002 Bs.	2003 Bs.	2004 Bs.	2004 U.S.$
Operating revenues (Note 4-j)
Local service	1,186,823	1,055,042	957,716	499
Domestic long distance	381,755	300,107	300,744	156

Total local and domestic long distance	1,568,578	1,355,149	1,258,460	655
International long distance	152,409	116,651	113,671	59
Net settlements	21,959	13,861	(2,310)	(1)

International long distance	174,368	130,512	111,361	58
Fixed to mobile outgoing calls	860,069	676,278	656,251	342
Interconnection incoming	69,804	86,638	87,916	46
Data transmission	257,810	342,721	412,560	215
Other wireline-related services	119,251	131,555	180,729	94

Total wireline services	3,049,880	2,722,853	2,707,277	1,410
Wireless services	764,846	817,016	1,052,284	548
Wireless equipment sales	17,690	62,972	204,861	107

Total wireless services	782,536	879,988	1,257,145	655
Other	131,312	145,514	142,201	74

Total operating revenues	3,963,728	3,748,355	4,106,623	2,139

Operating expenses
Labor and benefits	679,954	662,969	576,581	300
Operations, maintenance, repairs and administrative	960,776	867,676	1,186,939	620
Cost of sales of wireless equipment	44,468	94,060	270,912	141
Provision for uncollectibles	105,305	104,507	89,198	46
Interconnection costs	401,507	425,917	411,352	214
Depreciation and amortization	1,308,861	1,231,807	963,344	501
Concession and other taxes	301,258	217,892	250,215	130

Total operating expenses	3,802,129	3,604,828	3,748,541	1,952

Operating income	161,599	143,527	358,082	187

Other (expense) income, net
Financing (cost) benefit, net (Note 16)	(14,402)	(19,647)	25,251	13
(Loss) gain on sale of investments (Notes 11 and 22)	—	(46,243)	12,576	6
Other (expense) income, net	(9,374)	892	3,764	2

Total other (expense) income, net	(23,776)	(64,998)	41,591	21

Income before income tax	137,823	78,529	399,673	208

Income tax (Note 18)	(35,566)	(42,420)	(91,193)	(47)

Income before minority interest	102,257	36,109	308,480	161
Minority interest	(1,008)	(625)	(1,796)	(1)

Net income	101,249	35,484	306,684	160

Earnings per share	130	46	395	0.21

Earnings per ADS (based on 7 shares per ADS)	913	320	2,766	1.44

Average shares outstanding (in millions)	776	776	776	776

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004,

millions of U.S. dollars, and millions of shares)

	2003 Bs.	2004 Bs.	2004 U.S.$
ASSETS
Current assets
Cash and temporary investments	930,679	993,004	517
Accounts receivable, net (Note 7)	517,761	474,909	247
Accounts receivable from Venezuelan Government entities (Note 8)	138,544	182,007	95
Inventories, spare parts and supplies, net (Note 9)	87,445	262,116	137
Other current assets	60,468	47,120	24

Total current assets	1,734,897	1,959,156	1,020

Property, plant and equipment, net (Note 10)	4,455,547	4,073,704	2,122
Cellular concession, net (Note 2)	192,425	185,654	97
Long-term accounts receivable from Venezuelan Government entities (Note 8)	29,012	38,607	20
Other assets (Note 11)	443,796	352,550	184

Total assets	6,855,677	6,609,671	3,443

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt (Note 12)	238,450	169,605	88
Accounts payable	485,302	747,398	389
Accrued employee benefits	91,100	86,099	45
Pension and other post-retirement benefit obligations (Note 14)	90,470	88,883	46
Dividends payable (Note 15)	81,928	23,568	12
Deferred revenue	146,980	146,769	76
Other current liabilities (Note 13)	275,220	301,004	158

Total current liabilities	1,409,450	1,563,326	814

Long-term liabilities
Long-term debt (Note 12)	219,392	92,837	48
Provision for legal and tax contingencies (Note 20)	56,218	122,221	63
Pension and other post-retirement benefit obligations	767,432	701,900	368

Total liabilities	2,452,492	2,480,284	1,293
Minority interests	3,261	4,467	2

Stockholders’ equity
Inflation-adjusted Capital stock (nominal capital stock of Bs. 29,047 and Bs. 34,173, respectively) (926 shares issued and 776 outstanding after deducting 139 shares in treasury and 11 shares in workers’ benefits)	3,013,017	2,564,026	1,335
Additional paid-in capital	40,453	40,453	21
Retained earnings	1,477,579	1,283,644	669
Legal reserve	325,303	256,403	134
Treasury stock	(448,991)	—	—
Workers’ benefits shares	(97,629)	(95,830)	(50)
Cumulative translation adjustment and valuation of available for sale investments	90,192	76,224	39

Total stockholders’ equity	4,399,924	4,124,920	2,148

Total liabilities, minority interests and stockholders’ equity	6,855,677	6,609,671	3,443

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2002, 2003 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004)

	Capital Stock			Additional Paid-in Capital	Retained Earnings	Legal Reserve	Treasury Stock	Workers’ Benefits Shares	Translation and other adjustments	Total Shareholders’ Equity
	Nominal Value	Inflation Adjustment	Total
Balance as of December 31, 2001	34,173	2,978,844	3,013,017	40,453	2,168,642	325,303	(448,991)	(92,619)	77,951	5,083,756
Net income	—	—	—	—	101,249	—	—	—	—	101,249
Dividends declared (Note 15)	—	—	—	—	(418,433)	—	—	—	—	(418,433)
Workers’ benefits shares	—	—	—	—	(4,399)	—	—	(6,210)	—	(10,609)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	16,359	16,359

Balance as of December 31, 2002	34,173	2,978,844	3,013,017	40,453	1,847,059	325,303	(448,991)	(98,829)	94,310	4,772,322
Net income	—	—	—	—	35,484	—	—	—	—	35,484
Dividends declared (Note 15)	—	—	—	—	(400,054)	—	—	—	—	(400,054)
Workers’ benefits shares	—	—	—	—	(4,910)	—	—	1,200	—	(3,710)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(4,118)	(4,118)

Balance as of December 31, 2003	34,173	2,978,844	3,013,017	40,453	1,477,579	325,303	(448,991)	(97,629)	90,192	4,399,924
Net income	—	—	—	—	306,684	—	—	—	—	306,684
Dividends declared	—	—	—	—	(571,587)	—	—	—	—	(571,587)
Workers’ benefits shares	—	—	—	—	2,068	—	—	1,799	—	3,867
Cancellation of treasury stock (Note 15)	(5,126)	(443,865)	(448,991)	—	—	—	448,991	—	—	—
Release of excess of legal reserve (Note 15)	—	—	—	—	68,900	(68,900)	—	—	—	—
Valuation of available for sale investments	—	—	—	—	—	—	—	—	6,665	6,665
Realization due to sale of investments	—	—	—	—	—	—	—	—	(20,633)	(20,633)

Balance as of December 31, 2004	29,047	2,534,979	2,564,026	40,453	1,283,644	256,403	—	(95,830)	76,224	4,124,920

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2002, 2003 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004)

	2002 Bs.	2003 Bs.	2004 Bs.	2004 U.S.$
Cash flows from operating activities:
Net income	101,249	35,484	306,684	160
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss from net monetary position	(49,004)	(3,804)	24,673	13
Exchange loss (gain), net	68,586	53,651	(6,329)	(3)
Gain on sale of investments	—	—	(12,576)	(7)
Depreciation and amortization	1,308,861	1,231,807	963,344	501
Provision for uncollectibles	105,305	104,507	89,198	46
Provision for inventory obsolescence	45,847	11,081	48,460	25
Provision for legal and tax contingencies	32,142	31,449	109,311	57

Changes in current assets and liabilities:
Accounts receivable	(238,592)	(64,807)	(121,714)	(63)
Accounts receivable from Venezuelan Government entities	24,193	(56,795)	(85,801)	(45)
Inventories, spare parts and supplies	(15,292)	26,252	(225,825)	(118)
Other current assets	1,551	(42,609)	8,657	5
Accounts payable	158,253	(20,195)	361,892	188
Accrued employee benefits	(28,746)	80,072	8,554	4
Deferred revenues	16,256	10,609	15,885	8
Other current liabilities	(4,636)	31,561	47,502	26

	1,525,973	1,428,263	1,531,915	797
Changes in non-current assets and liabilities:
Other assets	31,614	(16,375)	55,148	29
Pension and other post-retirement benefits obligations	(120,156)	(125,744)	(65,532)	(34)

Net cash provided by operating activities	1,437,431	1,286,144	1,521,531	792

Cash flows used in investing activities:
Acquisition of information systems	(168,072)	(16,931)	(62,102)	(32)
Acquisition of property, plant and equipment	(651,070)	(167,696)	(496,823)	(259)
Disposals of property, plant and equipment and information systems	44,704	36,378	21,674	12

Net cash used in investing activities	(774,438)	(148,249)	(537,251)	(279)

Cash flows used in financing activities:
Proceeds from borrowings	—	—	41,950	22
Payments of debt	(303,176)	(115,956)	(231,768)	(121)
Dividends paid	(396,596)	(675,937)	(620,489)	(323)
(Purchase) assignment of shares for workers’ benefit fund	(10,609)	(3,710)	3,867	2

Net cash used in financing activities	(710,381)	(795,603)	(806,440)	(420)

(Decrease) increase in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain on cash and temporary investments	(47,388)	342,292	177,840	93

Loss in purchasing power of cash and temporary investments	(119,358)	(166,147)	(143,008)	(74)
Foreign exchange gain of cash and temporary investments	252,372	69,739	27,493	13

Increase in cash and temporary investments	85,626	245,884	62,325	32

Cash and temporary investments:
Beginning of the year	599,169	684,795	930,679	485

End of the year	684,795	930,679	993,004	517

Supplementary information:
Unpaid dividends	358,500	81,928	23,568	12

Cash paid during the year for:
Interest	56,440	44,400	25,129	13

Taxes	372,043	508,650	425,722	222

Result from net monetary position:
Operating activities	48,966	55,246	65,650	34

Financing activities	119,396	114,705	52,685	27

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004, unless otherwise indicated)

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The consolidated financial statements were originally issued in Spanish and have been translated into English.

2. COMPANY BACKGROUND AND CONCESSION AGREEMENT

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as “CANTV” or the “Company”) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, national and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (“Movilnet”), CANTV.Net, C.A. (“CANTV.Net”) and C.A. Venezolana de Guías (“Caveguías”) (Note 4 (d)—Summary of significant accounting principles and policies—Consolidation).

CANTV entered into a Concession Agreement (the “Concession”) with the Government of the Bolivarian Republic of Venezuela (referred to as the “Government”) in 1991 to provide, manage and operate national telecommunications services, with the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for the Concession. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 20 (d)—Commitments and contingencies—Concession mandates and Note 5 (c)—Regulation—Competition). Beginning June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and the Telecommunications regulations (Note 5—Regulation).

Significant terms of the Concession are as follows:

a. The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of wireline telephone service, including local, national and international access until November 27, 2000. Beginning that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide (Note 5—Regulation).

b. The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

c. Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning in January 2001, the Company was required to pay the Government up to 4.8% of gross revenues (Note 5 (a)—Regulation—Tax regime). These expenses are presented in the accompanying consolidated statements of operations as Concession and other taxes totaling Bs. 113,395, Bs. 91,274 and Bs. 101,823 for the years ended December 31, 2002, 2003 and 2004, respectively.

d. The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of December 31, 2004, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through December 31, 2004, have not been material.

e. Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes. The depreciated value of CANTV’s assets at December 31, 2004 on such basis was Bs. 2,798.6 billion.

Cellular concession

On May 19, 1992, the Company purchased a cellular concession from the Government for Bs. 275,039 (Bs. 5,388 in nominal amounts) and established Movilnet as a subsidiary to operate wireless communications. The cellular concession was granted for 20 years and is renewable for an additional 20-year period. The amount paid for the cellular concession is being amortized over 40 years. As of December 31, 2003 and 2004, accumulated amortization is Bs. 82,614 and Bs. 89,385, respectively.

The cellular concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Until December 31, 2004, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 5 (a)—Regulation—Tax regime).

For the years ended December 31, 2002, 2003 and 2004, the cellular concession tax expense included in the accompanying consolidated statement of operations is reflected as Concession and other taxes and totalled Bs. 87,993, Bs. 50,741 and Bs. 77,464, respectively.

Additional concession

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net, under a concession, the “Value-Added Services Concession.” On October 5, 1995, the Comisión Nacional de Telecomunicaciones (“CONATEL”) (the National Telecommunications Commission) granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value-Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

3. CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS:

Unless otherwise noted, all financial information in these financial statements has been stated in constant bolivars based upon the bolivar’s purchasing power as of December 31, 2004. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 1,920 to U.S.$1, the exchange rate reported by the Banco Central de Venezuela (“BCV”) (the Central Bank of Venezuela) as of December 31, 2004. The translation of amounts expressed in constant bolivars as of a specified date by the then prevailing exchange rate may result in the presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating constant bolivars as of another specified date, particularly in periods of high inflation with no corresponding devaluation, such as those that have occurred in Venezuela.

Such translation should not be construed as a representation of the bolivar amounts that have been, could have been, or could be in the future when converted into U.S. dollars at any other exchange rate.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Venezuela (“Venezuelan GAAP”) issued by the Venezuelan Federation of Public Accountants (“VFPA”). According to Venezuelan Statement of Accounting Principles No. 0, the hierarchy of controlling accounting guidance is Venezuelan GAAP, followed in succession by International Financial Reporting Standards (“IFRS”), Mexican GAAP bulletins, Financial Accounting Standards Board (“FASB”) pronouncements and accounting standards promulgated by other Latin American countries with economic issues similar to those in Venezuela.

b. Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates.

c. Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2004, in accordance with the Revised Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (“DPC 10”) issued by the VFPA and dated December, 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at December 31, 2004, based on the Consumer Price Index (“CPI”) for the Metropolitan Area of Caracas as published by the BCV. The purpose of this adjustment is to present consolidated financial statements in monetary units of the same purchasing power. Therefore, the accompanying consolidated financial statements do not purport to represent the market or realizable value of non-monetary assets, which vary from the updated values based on price indices.

As of December 31, the most representative indices used in the preparation of the inflation-adjusted financial statements are as follows (1997 base):

	2002	2003	2004
Year-end CPI	303.46946	385.66175	459.65073
Average CPI for the year	268.63036	352.14698	428.73086
Annual inflation	31%	27%	19%

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2004, as follows:

i. Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities), including foreign currency balances as of December 31, 2004, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31, 2003, have been adjusted based upon the relative change in the CPI between that date and the CPI at December 31, 2004.

ii. Non-monetary assets (mainly Inventories, spare parts and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets), deferred income and stockholders’ equity have been adjusted based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2004.

iii. The non-monetary liability for pension and other post-retirement benefit obligations and their related expenses are recorded based on actuarial calculations (Note 14—Retirement benefits).

iv. Monetary income and expenses have been restated based on the change in the CPI from the month in which transactions were recorded and the CPI at December 31, 2004.

v. Non-monetary expenses (mainly depreciation, amortization and pension and other post-retirement benefit expenses) are restated based on the inflation-adjusted value of the corresponding asset or liability (mainly property, plant and equipment, cellular concession and software, and pensions and other post-retirement benefits) in the accompanying consolidated balance sheet (paragraph ii above).

vi. The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under the Financing (cost) benefit, net in the accompanying consolidated statement of operations (Note 16—Financing (cost) benefit, net).

d. Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net, Caveguías, CANTV Finance Ltd. and Altair, C.A. (“Altair”). The Company also consolidates the workers’ benefit fund (Note 15—Stockholders’ equity—Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned. All significant intercompany balances and transactions among the companies have been eliminated.

On October 24, 2003, a Special Stockholders’ Meeting of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003. Until December 31, 2003, it was included as a subsidiary in the consolidated financial statements.

e. Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments of Bs. 841,934 and Bs. 900,504, having maturities of three months or less. The loss in purchasing power of bolivar-denominated cash and temporary investments (due to inflation) and foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statements of cash flows.

f. Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies whose original nominal cost per unit does not exceed the equivalent in bolivars of U.S.$500 are expensed when purchased.

g. Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition or construction cost, adjusted for inflation. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and overhead costs in connection with construction work in progress. Maintenance and repair costs are expensed when incurred, while major improvements (including technological “upgrades”) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are reduced from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statements of operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of fixed assets and, in the case of amortization, over the period assigned to intangible assets (Note 2—Company background and concession agreement—Cellular concession and Note 11—Other assets).

In November 2004, based on technical studies, the Company revised and updated the depreciation periods of certain equipment elements of the cellular network related to second generation mobile services by changing the useful lives from seven to five years, and also changing the useful lives from seven to three years of certain radio base components. These changes in useful lives estimates resulted in an additional expense recorded in 2004 of Bs. 12,104.

h. Computer software

The cost of certain projects and computer systems and software for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. Internal-use software is defined as software which is acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

i. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. Company management believes that as of December 31, 2003 and 2004, there is no impairment in the carrying value of its long-lived assets.

j. Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of credit and discount adjustments. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records, as deferred revenue, billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly charges for telecommunications services and telephone directories.

Reimbursable subscriber rights from wireline service activation are recorded as a liability when reimbursable (Note 13—Other current liabilities).

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve-month period. The credits were granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. In December 2002, the Company recorded as deferred revenue Bs. 38,559 million related to the amount of billed services in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers that, based on prior experience, would not be awarded with the benefit due to failure to comply with the established conditions. At December 31, 2003, the remaining balance of deferred revenues was Bs. 3,237 relating to the 2002 promotion, which was recognized in January 2004. A similar promotion was not offered during 2003 and 2004.

Starting in 2004, revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered. Prior to 2004, activation fees charged to customers were not significant and were recognized at the time of the sale.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

During November 2004, the Company launched “Promoción Navidad” (Christmas promotion) for wireless subscribers effective until January 2005, which consisted of the sale of bundling products and services such as cellular handsets, activation fees, air time credits and short messaging, among others, at a promotional discount. Under the terms of this promotion, the services sold to customers were credited to each subscriber’s account in equal installments during a five-month period beginning the month following the purchase. The amount of these credits for service usage were recorded as a deferred revenue at the time of the sale and are being amortized in equal installments over a five-month period. With respect to activation fees included in the purchase of the promoted bundling products and services, the corresponding revenue is deferred and recognized over an estimated average time in which customers are expected to remain with the Company.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Centers franchises. During 2002 and 2003, commissions given to authorized agents and Telecommunication Centers franchises, and incentives of on line activation and commissions given to card distributors were presented as operation, repair, maintenance and administrative expenses. In December 2004, the Company changed its local accounting policy for recording these commissions as a reduction of revenue in the corresponding caption in the consolidated statement of operations. This change was performed following current industry practices for recognition of cash incentives. Incentives and commissions incurred during the year ended December 31, 2002, 2003 and 2004 were Bs. 93,877, Bs. 55,516 and Bs. 115,632, respectively. The consolidated statements of operations for the years ended December 31, 2002 and 2003 have been reclassified for purposes of comparison (Note 4 (w)—Summary of significant accounting principles and policies—Consolidated financial statement reclassifications).

k. Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered as research and development expenses by the Company.

Advertising is recognized as operating expenses as incurred. During the years ended December 31, 2002, 2003 and 2004, advertising expenses were Bs. 94,636, Bs. 47,933 and Bs. 92,408, respectively.

l. Provision for uncollectible accounts

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently records a provision equal to 3% of monthly billed revenue for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance for uncollectible accounts is continuously assessed by management using several factors that affect the collectibility of accounts receivable and adjusted as appropriate. A review of the age and status of receivables is performed, designed to identify accounts to be provided with allowance on a continuous basis. Changes in external factors, such as economic environment may impact the estimations.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Permanent disconnections generally occur within 90 days.

m. Amortization of discount on issued promissory notes and commercial paper

The Company has issued discounted promissory notes and commercial paper denominated in bolivars. The discount is being amortized using the effective rate method (Note 12—Debt obligations).

n. Investments

Investments in equity and obligations are classified as “available for sale” and measured at their estimated fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under Translation and other adjustments, until their sale.

o. Income tax

Income tax is calculated based upon taxable income, which is different from accounting income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service. Investment tax credits as well as tax losses, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004, which was equivalent to an alternative minimum tax based on inflation-adjusted net assets (Note 18—Taxes).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with Venezuelan GAAP, and taxable income for the period, in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

Recording of deferred income tax assets is subject to a reasonable expectation of realization and a deferred tax asset cannot be credited against results for an amount exceeding tax based on taxable income. Based on tax results from prior years and current conditions of economic uncertainty, the Company has not recorded the potential asset resulting from deferring the tax effect of temporary reconciling differences.

p. Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and either deposited monthly in an individual trust or a severance fund, or accrued in the employer’s accounting records and bear interest as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment.

The Company has a workers’ benefit fund designed, among other things, to award employee excellence via the granting of Company shares (Note 15—Stockholders’ equity—Worker’s benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and it is determined based on the market value at the date when the shares are granted.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary. CANTV made distributions equal to 120 days’ salary for the years ended December 31, 2002, 2003 and 2004, totaling Bs. 81,772, Bs. 69,820 and Bs. 75,552, respectively.

q. Pension plan and other post-retirement benefits

The costs of a defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries using real discount rates and salary increases to calculate projected benefit liabilities (Note 14—Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized over the expected average remaining future service of currently active employees until December 31, 2004. Beginning on that date, the amortization period will be four years, which does not exceed the expected average remaining future service of currently active employees. Actuarial gains or losses may result from differences between assumptions applied in the estimates (including inflation rates, discount rates and asset returns) and actual results (Note 14—Retirement benefits).

r. Foreign currency transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 1,600/U.S.$1 and Bs. 1,920/U.S.$1 as of December 31, 2003 and 2004, respectively (controlled rates, Note 22—Exchange control and Note 6—Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is reflected as exchange gain (loss), net in the Financing (cost) benefit, net shown in the accompanying consolidated statement of operations (Note 16—Financing (cost) benefit, net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

s. Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Since most of CANTV’s and subsidiaries’ loans and other financing obligations are subject to market-variable interest, management believes that their carrying amounts approximate fair value. The Company does not have any financial instruments that qualify as derivatives. The Company recognizes transactions with financial instruments at their transaction date.

t. Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 8—Accounts receivable from Venezuelan Government entities).

u. Earnings per share

Earnings per share are based on 776,201,812, 775,997,457 and 776,240,474 average common shares outstanding at December 31, 2002, 2003 and 2004, respectively. This number of shares excludes treasury shares and workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

v. Market risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it only invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange control regime in effect since February 5, 2003.

w. Consolidated financial statement reclassifications

Certain amounts from the December 31, 2002 and 2003 consolidated financial statements have been reclassified for comparison purposes, mainly as mentioned above (see (j)—Revenue recognition).

5. REGULATION

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (Note 2—Company background and concession agreement).

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry of Infrastructure.

CONATEL is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991 (“CONATEL Decree”), which has the authority to manage, regulate and control the use of Venezuela’s telecommunications services resources, granting of concessions, licenses and administrative authorizations as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (“Pro-Competencia”) (Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

a. Tax regime

The 2001 Tax Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenues (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax was 2.5% for 2003 and 1.5% for 2004.

b. Tariffs

On February 22, 2001, pursuant to the New Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001, and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (“WPI”) and the devaluation rate of the bolivar against the U.S. dollar. This system allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review the official estimates on which the adjustment formula was based. This “price-cap” system remains effective as of December 31, 2004.

On May 30, 2002, CONATEL published the tariff regime for 2002 in the Official Gazette of Venezuela No. 37,454, pursuant to the new price-cap system, which became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited”, “Classic” and “Talk More for Less”, which replaced the five previous plans in effect through June 14, 2002. In the case of domestic and international long-distance calls, CANTV was authorized to increase domestic and international long-distance call services tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively. The Company, instead, granted promotional discounts between 5.84% and 11.40% for these services.

In addition, the May 30, 2002 agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was for residential customers, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4%. The second extraordinary adjustment related to fixed to mobile outgoing calls services and international long-distance. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. On August 31, 2002, an adjustment of fixed to mobile tariffs was approved and published in the Official Gazette of Venezuela No. 37,506 dated August 15, 2002. Tariff caps for international long-distance services did not require extraordinary adjustments.

An average increase of up to 25% to CONATEL’s non-regulated residential and non-residential customers and miscellaneous services tariffs came into effect beginning April 1, 2003, and a 12% increase for flat residential plan basic rent tariffs became effective pursuant to the maximum cap established in the Official Gazette of Venezuela No. 37,454 published on May 30, 2002.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls delayed the approval of the new tariffs applicable to CANTV in 2003 and 2004.

On April 27, 2003, regular tariff increases became effective pursuant to the tariff agreement published in the Official Gazette of Venezuela No. 37,669 dated April 10, 2003. During 2003, pursuant to the tariff agreement, a regular base increase of 19% came into effect, distributed in three portions in April, July and October for non-residential services and public telephones. Extraordinary adjustments came into effect in July and October 2003 and in January 2004, at the rates of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs. 28 (nominal) for non-residential customers.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non-residential and public telephone services were adjusted pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustment for residential and non-residential fixed to mobile tariffs was 7.4% and 6.3% for public telephony.

c. Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (“Infonet”) to provide basic telecommunications services, except domestic and international long-distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (“Digitel”) (Note 23—Intent for the Acquisition of Digitel) and Consorcio ELCA, C.A. (currently Digicel, C.A.) (“Digicel”) for the central and eastern regions of Venezuela, respectively. Infonet, Digitel and Digicel are operating as providers of telephony services.

On November 24, 2000, CONATEL issued regulations based on the new Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allow effective competition. These regulations rule the sector’s opening, interconnections, administrative authorizations and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (“WLL”) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (“Telcel”) and Genesis Telecom, C.A. (“Genesis Telecom”) were two of the companies granted a concession. Additionally, CONATEL has granted administrative authorization to offer long-distance services to the following companies: Convergence Communications de Venezuela (“Convergence Communications”),

Veninfotel Comunicaciones, C.A. (“Veninfotel”), Multiphone de Venezuela, C.A. (“Multiphone”), Telecomunicaciones New Global Telecom, S.A. (“New Global Telecom”), Totalcom Venezuela, C.A. (“Totalcom”), Etelix, Telcel, Entel Venezuela (“Entel”), LD Telecom Comunicaciones, C.A. (“LD Telecom”), Convergia de Venezuela, S.A. (“Convergia”), Corporación Telemic, C.A. (“Intercable”) and Corporación Intercall, C.A. (“Intercall”), most of which offer the service by means of prepaid cards (“Calling Cards”).

During the second quarter of 2001, the Company completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel, telecommunications operators which existed before the opening. Current operators maintaining interconnection agreements with the Company are: Telcel, Digicel, Infonet, Digitel, Convergence Communications, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia and Intercall. These agreements permit interconnection of telecommunications services between CANTV and other carriers’ networks.

Effective April 5, 2002, CONATEL initiated a pre-subscription long-distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long-distance network without the use of the long-distance operator’s identification code.

6. BALANCES IN FOREIGN CURRENCY

The Company has assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 4 (v)—Summary of significant accounting principles and policies—Market risk) as of December 31 as shown below:

(Millions of U.S. dollars)	2003	2004

Cash and temporary investments	129	127
Accounts receivable, net	24	37
Other assets	41	30
Accounts payable	(63)	(132)
Debt obligations	(217)	(96)

Net liability position in foreign currency	(86)	(34)

Effective February 5, 2003, the Venezuelan Government and BCV signed exchange control agreements that immediately established limits to foreign currency transactions (Note 22—Exchange control).

7. ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable, net as of December 31 comprise the following:

	2003	2004
Subscribers
Wireline telecommunications	413,187	386,277
Wireless telecommunications	60,404	71,718
Other telecommunications services	47,971	51,719
International carriers, net	30,135	34,550
Phone card and prepaid card distributors	45,517	22,761
Other	19,857	4,763

	617,071	571,788
Less: Provision for uncollectible accounts	(99,310)	(96,879)

	517,761	474,909

Unbilled revenue of Bs. 108,572 and Bs. 113,565 is included in accounts receivable as of December 31, 2003 and 2004, respectively (Note 4 (j)—Summary of significant accounting principles and policies—Revenue recognition).

8. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES

The Company’s largest customer is the Venezuelan public sector, including the Venezuelan Government and its centralized and decentralized entities and agencies at state and municipal level (collectively, “Government entities”). Government entities generated approximately 5%, 7% and 8% of the Company’s consolidated revenues for the years ended December 31, 2002, 2003 and 2004, respectively.

The following table shows accounts receivable from Government entities as of December 31:

	2003	2004
Years in which originated

2004	—	151,310
2003	113,651	39,556
2002 and prior	53,905	29,748

Total accounts receivable from Venezuelan Government entities	167,556	220,614
Less: Long-term portion	(29,012)	(38,607)

	138,544	182,007

During the years ended December 31, changes in accounts receivable from Government entities are shown below:

	2003	2004

Balance at the beginning of the year	149,918	167,556
Billings	272,838	345,050
Collections	(223,251)	(265,021)
Monetary loss	(31,949)	(26,971)

Balance at the end of the year	167,556	220,614
Less: Long-term portion	(29,012)	(38,607)

	138,544	182,007

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company on a timely basis for telecommunications services received. In addition, as a result of inflation and devaluation, the real value of these balances has substantially decreased, while these accounts do not bear interest.

To reduce the Government’s debt to CANTV, management has taken actions to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are actively pursued and payment agreements are being negotiated with Government entities to reduce payment delays. There is, however, no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the real value of these assets.

During 2003, the Company received payments in the form of a promissory note in U.S. dollars and Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 68,470 (Bs. 70,191 of nominal value), of which Bs. 41,592 was applicable to centralized Government entities and the remaining Bs. 26,878 to decentralized entities. As of December 31, 2004, Bs. 57,095 of these bonds have become due and of this amount Bs. 36,540 have been used to pay certain taxes and the remaining portion was recorded as temporary investments.

During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7,731 (Bs. 8,081 of nominal value). Bs. 5,314 was applicable to centralized Government entities and the remaining Bs. 2,417 to decentralized entities.

The Company has recorded a provision of Bs. 19.8 billion for the potential loss in value due to the delay in payments from government entities, considering an average discount rate of Venezuelan National Public Debt Bonds of 13.75%, included in other current liabilities.

CANTV’s management believes all amounts from Government entities will be collected either in cash or through Venezuelan National Public Debt Bonds and promissory notes issued by the Venezuelan Government.

9. INVENTORIES, SPARE PARTS AND SUPPLIES, NET

Inventories, spare parts and supplies, net as of December 31 comprised the following:

	2003	2004

Network equipment inventories	86,398	127,586
Equipment for sale	23,772	194,815
Prepaid cards	4,612	5,690

	114,782	328,091
Less: Allowance for obsolescence	(27,337)	(65,975)

	87,445	262,116

Sales and inventory equipment for sale balances increased substantially during the period the current exchange control regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of December 31 comprises the following:

	Useful lives (Years)	2003	2004

Plant
Wireline telecommunications	3 to 32	15,714,849	14,378,520
Wireless telecommunications	2 to 20	1,139,122	1,285,057
Other telecommunications services	5 to 13	52,155	52,781
Buildings and facilities	5 to 25	3,138,232	3,590,239
Furniture and equipment	3 to 7	612,811	569,373
Vehicles	3 to 5	60,389	95,556

		20,717,558	19,971,526

Less: Accumulated depreciation
Wireline telecommunications plant		(12,694,326)	(12,035,079)
Wireless telecommunications plant		(769,529)	(824,926)
Other		(2,937,996)	(3,317,285)

		(16,401,851)	(16,177,290)

		4,315,707	3,794,236
Land		97,011	88,159
Construction work in progress		42,829	191,309

		4,455,547	4,073,704

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 amounted to Bs. 1,216,530, Bs. 1,127,895 and Bs. 856,992, respectively. As of December 31, 2004, fully depreciated assets amounted to approximately Bs. 11,415,877, of which 95% relates to wireline telecommunications (approximately Bs. 10,213,362 as of December 31, 2003).

Labor and overhead costs included under construction work in progress amounted to Bs. 27,812, Bs. 15,794 and Bs. 18,953 during the years ended December 31, 2002, 2003 and 2004, respectively.

As of December 31, 2004, construction work in progress mainly includes ongoing projects for the expansion of the new mobile technology network, the expansion of the Internet broadband access network, and the integration and transformation of the Company’s information systems.

Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2004, assets with a carrying value of Bs. 4,857 were sold through this mechanism and, as of December 31, 2004, the balance of Property, plant and equipment, net includes Bs. 2,947 of non-operating buildings and land currently in the process of being sold, which does not exceed their estimated net realizable value. These assets are no longer being depreciated.

11. OTHER ASSETS

Other assets as of December 31 comprise the following:

	2003	2004

Information systems (software), net of accumulated amortization	338,991	301,512
Investments in equity	50,080	30,524
Investment in Government obligations	41,002	—
Guarantee deposits	1,025	17,608
Prepaid taxes	10,208	—
Other	2,490	2,906

	443,796	352,550

Information systems (software), net includes the cost of computer software and systems for internal use, net of accumulated amortization and the cost of satellite usage rights that are amortized over three to seven years based upon the terms of the related contracts. Amortization expense amounted to Bs. 92,331, Bs. 103,912 and Bs. 106,352, for the years ended December 31, 2002, 2003 and 2004, respectively. Accumulated amortization amounted to Bs. 810,116 and Bs. 1,147,673 as of December 31, 2003 and 2004, respectively.

Investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (“INTELSAT”) as of December 31, 2003 and 2004 and in New Skies Satellites N.V. (“New Skies”) as of December 31, 2003 representing 1.12% and 1.44% of their capital stock, respectively. The Company classifies these investments as “Available for sale” and the fluctuation in their fair value, including exchange differences, is presented in the statement of changes in stockholders’ equity under Translation and other adjustments.

In July 2004, CANTV’s Board of Directors approved the sale of its investment in New Skies. In November 2004, the effective sale was approved in the amount of U.S.$11,479,355 (equivalent to Bs. 22,040), for which a gain of Bs. 21,021 was recorded in the Company’s results, including the realization of Bs. 20,633 previously recorded in the Translation and other adjustments account in stockholders’ equity (Bs. 8,445 due to translation adjustment and Bs. 12,188 due to fair value adjustment). As of December 31, 2004, 95% of the proceeds from the sale have been received.

In September 2004, CANTV’s Board of Directors also approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On October 20, 2004, the sale was approved at the annual Regular Stockholders’ Meeting. Final closing of negotiations of the INTELSAT sale was still in progress as of December 31, 2004 (Note 27 (b)—Subsequent events—Sale of INTELSAT shares).

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001, INTELSAT was privatized and converted into a private corporation.

As of December 31, 2003, investments in Government obligations include bonds received from the Venezuelan Government, the most significant one being for Bs. 16,141 (Bs. 19,411 of nominal value) with a variable interest rate, payable quarterly, due on November 18, 2005. As of December 31, 2004, bonds received from the Government are recorded as temporary investments based on residual maturity dates of less than three months. During 2004, management changed their classification from “Investments held to maturity” to “Available for sale.” Variations in the fair value of these investments are shown in the statement of changes in stockholders’ equity under Translation and other adjustment until their effective sale. As of December 31, 2004, Bs. 1,094 was recorded as unrealized gain in connection with these bonds.

12. DEBT OBLIGATIONS

Debt obligations as of December 31 comprises the following:

	2003	2004

Notes in U.S. dollars at a fixed annual rate of 9.25% at December 31, 2003, matured in 2004	190,691	—
Bank loans in Japanese yen at a fixed annual rate of 5.8% at December 31, 2003 and 2004, maturing in 2009	105,802	91,072
IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a financial margin between 1.75% and 3% (averaging 4.18% and 5.06% at December 31, 2003 and 2004, respectively), maturing through 2005	47,674	48,000
b. Six-month LIBOR plus a financial margin of 2% (averaging 3.11% and 3.17% at December 31, 2003 and 2004, respectively), maturing through 2007	33,372	25,200
c. Six-month LIBOR plus a financial margin of 1.75% and 3% (averaging 2.86% and 2.92% at December 31, 2003 and 2004 respectively), maturing through 2005	38,139	19,200
Promissory notes in bolivars, at a fixed annual rate of 23.5%, maturing through 2005	24,479	—
Bank loans in bolivars at fixed and variable annual rates of 22.52% and 22.20% at December 31, 2003 and 2004, respectively, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs. 10,500	15,679	36,900
Bank loans in bolivars, bearing interest at the average annual rate of the major banks in Venezuela (35.70% at December 31, 2003), maturing through 2007	1,852	—
Commercial paper issued at discount at an annual rate of 12.59%, maturing in June 2005	—	41,950
Other	154	120
Total debt	457,842	262,442
Less: Current portion	(238,450)	(169,605)

Total long-term debt	219,392	92,837

In February 1997, the Company prepaid the outstanding debt balance under a 1995 refinancing credit agreement and Bs. 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for U.S.$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company. The Guaranteed Notes were unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In February 2002 and January 2004, the Company made payments of U.S.$100 million in respect of such Guaranteed Notes.

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export-Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is amortized semi-annually and as of December 31, 2004, the outstanding balance is ¥4,869 million.

On June 7, 1996, the Company entered into an agreement with International Finance Corporation

(“IFC”). Pursuant to this agreement, the Company assumed loan commitments amounting to approximately U.S.$261 million, of which U.S.$175 million was received on that date. Of the amount disbursed, U.S.$75 million was used in the Company’s modernization and expansion program stipulated in the Concession and for certain other capital expenditures. The remaining U.S.$100 million represents the conversion into longer-term debt of outstanding debt under the refinancing agreement with creditor banks.

In March 1998, the Company repaid U.S.$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of U.S.$25 million is due in a single payment in 2005. This loan bears interest at LIBOR plus a financial margin and an additional amount of up to 3%, based on the Company’s annual net income expressed in U.S. dollars, payable semi-annually. Pursuant to the agreement with IFC, the Company may pay dividends only if it is current with its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company has complied with these covenants as of December 31, 2004.

In 1997 Movilnet, a subsidiary providing cellular services, signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2004, the balance of this debt is U.S.$23.1 million.

In September 2000, the Company issued discounted promissory notes in bolivars amounting to Bs. 28,000, which mature in five years. The promissory notes were placed at a 44% discount and a fixed annual interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between five and ten years.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, the Comisión Nacional de Valores (“CNV”) (the Venezuelan National Securities Commission) approved the first issue of commercial paper for up to Bs. 80,000. As of December 31, 2004, the first three series were issued for a total of Bs. 46,000 from the first issuance, of which Bs. 44,505 have been placed in the market at a discount and an annual interest rate of 12.59%, maturing in June 2005. The remaining portion of Bs. 1,495 was placed in January 2005.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs. 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV (Note 27 (a)—Subsequent events—Issuance of commercial paper).

As of December 31, 2004, estimated debt payments are equivalent to: Bs. 169,605 in 2005, Bs. 29,287 in 2006, Bs. 29,441 in 2007, Bs. 21,233 in 2008 and Bs. 12,876 thereafter, as translated into bolivars at the exchange rate at that date.

13. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31 comprise the following:

	2003	2004

Concession tax	60,196	64,378
Subscriber rights	80,790	74,791
Accrued liabilities	37,279	59,695
Income tax payable (Note 18—Taxes)	21,369	56,303
Value added and other taxes (Note 18—Taxes)	42,261	18,831
Interest payable	12,388	3,995
Technical and administrative services of stockholders’ affiliates	4,622	5,568
Other	16,315	17,443

	275,220	301,004

Subscriber rights represent reimbursable payments from wireline subscribers when services are activated.

14. RETIREMENT BENEFITS

Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employee’s years of service and final salary. As of December 31, 2003 and 2004, the Company has a trust fund related to this plan amounting to Bs. 540,071 (includes U.S.$237.7 million) and Bs. 606,141 (includes U.S.$279.6 million), respectively, to cover plan benefits for eligible employees.

The components of pension plan benefit (expense) for the years ended December 31 are shown below:

	2002	2003	2004

Benefits earned during the year	24,636	23,148	17,667
Interest cost on projected benefit obligations	45,458	48,700	34,867
Return on plan assets	(17,585)	(27,757)	(32,408)
Recognized actuarial gain	(2,803)	(21,049)	(45,176)

	49,706	23,042	(25,050)

Accrued pension plan obligations as of December 31 are shown below:

	2003	2004

Active employees	315,994	307,223
Retirees	213,054	203,636

Projected benefit obligations	529,048	510,859
Trust fund assets at fair value	(540,071)	(606,141)
Unrecognized net actuarial gain	377,910	381,566

Accrued pension plan obligations (including current portion of Bs. 41,255 and Bs. 43,551, respectively)	366,887	286,284

Unrecognized net actuarial gains are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they do not increase with inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligations. Due to the volatility of the Venezuelan economy, projected inflation rates are reviewed annually.

Reconciliation of changes during the year in recognized net liability is shown below:

	2003	2004

Accrued pension plan obligation at the beginning of the year	479,539	366,887
Benefit (expense) for the year	23,042	(25,050)
Payments and contributions made during the year	(135,694)	(55,553)

Accrued pension plan obligation at the end of the year	366,887	286,284

Assumptions used to calculate the projected benefit obligations are shown below:

	2003	2004

Discount rate	7.00%	6.62%
Expected return on plan assets	6.00%	7.00%
Compensation increase rate	2.00%	1.96%

These assumptions represent estimates of real interest and compensation increases rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

The components of post-retirement benefit expense for the years ended December 31 are shown below:

	2002	2003	2004

Benefits accruing during the year	6,958	7,466	7,407
Interest cost on projected post-retirement benefit obligations	39,577	43,866	43,669
Recognized actuarial loss	8,655	14,390	13,309

	55,190	65,722	64,385

The accrued post-retirement benefit obligations as of December 31 are shown below:

	2003	2004

Active employees	132,190	200,781
Retirees	519,371	516,372

Projected post-retirement benefit obligations	651,561	717,153
Unrecognized net actuarial losses	(160,546)	(212,654)

Accrued post-retirement benefit obligations (including current portion of Bs. 47,628 and Bs. 46,919, respectively)	491,015	504,499

Unrecognized net actuarial losses have been generated mainly by changes in the population and actual experience from payments made for claims.

Reconciliation of changes generated during the year in recognized net liability is shown below:

	2003	2004

Accrued post-retirement benefit obligations at the beginning of the year	465,603	491,015
Expense for the year	65,722	64,385
Payments during the year	(40,310)	(50,901)

Accrued post-retirement benefit obligations at the end of the year	491,015	504,499

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2003	2004

Discount rate	7.00%	6.61%
Projected medical cost	2.00%	1.96%

These assumptions represent estimates of real interest rates and actual increases of projected medical costs rather than nominal rates.

By the end of 2004, the Company had completed the review of the actuarial assumptions in light of the changing economic and business environment in Venezuela. The discount rate was set at 7% decreasing in the long term to 5%, equivalent to an effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits; compensation rate increase was set at 2% and decreasing in the long term to 1%, equivalent to an effective rate of 1.96%; employee turnover rate changed from 10% to rates in accordance with years-of-service scales and the expected return on plan assets changed from 6% as of December 31, 2003 to 7% as of December 31, 2004. These changes in assumptions resulted in a reduction of obligations from projected pension benefits of Bs. 90,296 and post-retirement benefits of Bs. 32,705, with the related changes included as unrecognized actuarial gains and losses which will be amortized in the future.

Protection plan

The Company has a pension benefit plan denominated Special Protection Plan for Eligible Retirees (Protection plan) which includes a supplementary monthly payment in addition to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to or below Bs. 30,000 (in nominal amounts), as well as those retirees who are over 60 years old with pension payments between Bs. 30,001 (in nominal amounts) and Bs. 70,000 (in nominal amounts). Plan payments are made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee can receive a one-time annual bonus of Bs. 145,000 (in nominal amounts) at the Company’s discretion, of which Bs. 881 and Bs. 895 have been paid as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the Company has funded Bs. 18,583 (includes U.S.$3.9 million) and Bs. 20,946 (includes U.S.$3.9 million), respectively, in a trust fund for this plan on behalf of employees. The Company has no obligation to increase this plan.

Temporary support and solidarity program

In August 2004, the Company decided to create a new program for those pensioners and retirees who for whatever reason are not beneficiaries of the pension established by the Instituto Venezolano de los Seguros Sociales (“IVSS”) (Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on former employees’ income. This program allows for the adjustment of their monthly income through the payment of a bonus, the benefit of which will cease upon the death of the beneficiary, once a pension is obtained from IVSS or from any other source. This program will benefit pensionees and retirees older than 49 years and six months of age. This program is a benefit provided voluntarily by CANTV. As of December 2004, the Company has recorded a liability in this connection of Bs. 9,074, which was immediately recognized as an expense in 2004.

15. STOCKHOLDERS’ EQUITY

Dividends

The Venezuelan Code of Commerce, Capital Markets Law and the Rules issued by CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contain certain restrictions limiting the Company’s ability to pay cash dividends (Note 12—Debt obligations). The Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this 50% shall be distributed in cash. However, should the Company have accumulated losses, net income shall first be used to offset such deficit.

According to CNV Rules, unconsolidated net income adjusted for inflation, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Net income for the year ended December 31, 2004 available for dividend distribution includes dividends received from subsidiaries and is made up as follows:

Consolidated net income for 2004	306,684
Less: equity participation in subsidiaries	(219,030)

Income available as basis for declaring dividends	87,654
Plus: Dividends paid by subsidiaries	79,349

Income available as basis for declaring dividends after taking into account dividends from subsidiaries	167,003

The Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning 2002, the Company established guidelines for annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the prior year free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities (based on the audited financial statements), net of debt and interest payments scheduled for the following year. In accordance with current Venezuelan legislation, annual payment of dividends will be made in bolivars in quarterly installments following recommendations by the Board of Directors and approval by the annual Stockholders’ Meeting.

On December 7, 2004, a Special Stockholders’ Meeting declared a dividend of Bs. 120 per share to be paid on December 22, 2004 to stockholders of record at December 15, 2004.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 550 per share to be paid on April 16, 2004 to stockholders of record at April 12, 2004.

On December 2, 2003, a Special Stockholders’ Meeting declared a dividend, charged to retained earnings as of December 31, 2002, of Bs. 350 per share. These dividends were paid on December 19, 2003, to stockholders of record as of December 12, 2003.

On March 28, 2003, a Regular Stockholders’ Meeting approved the remaining payment of the ordinary dividend for 2003 of Bs. 71 per share, payable in cash on April 23, 2003, to stockholders of record as of April 9, 2003.

On December 10, 2002, a Special Stockholders’ Meeting declared an extraordinary cash dividend of Bs. 165 per share, charged to retained earnings at December 31, 2001. It was also resolved to pay a portion of ordinary dividends for 2003 of Bs. 140 per share to be paid on January 15, 2003 to stockholders of record as of January 2, 2003.

On March 22, 2002, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 41.60 per share for all stockholders of record as of May 24, 2002. The Company paid this dividend on June 6, 2002.

Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs. 36.9 per share at December 31, 2003 and 2004, as shown below:

		Number of shares (in thousands)
Stockholders	Class	2003	2004
Verizon Communications, Inc. (GTE Venholdings B.V.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,407	54,407
Banco Mercantil	A	367	367
Inversiones TIDE, S.A.	A	3	3
Banco de Desarrollo Económico y Social de Venezuela (“BANDES”)	B	51,900	51,900
Workers’ Trusts and Employees	C	59,566	45,043
Verizon Communications, Inc. (GTE Venholdings B.V.)	D	28,009	28,009
Public Stockholders	D	385,485	400,170

		776,138	776,300
Workers’ benefit fund	C	11,003	10,841

		787,141	787,141
Class D shares held in treasury	D	138,897	—

		926,038	787,141

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly owned subsidiary of former members of VenWorld, is automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two members of the Company’s Board of Directors. Thereafter, they may elect only one member together with all other stockholders. A majority of Class “B” shareholders is required to approve a number of corporate actions, including certain by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors, provided such Class “C” shares represent at least 8% of CANTV’s capital stock, and the right to elect one member, provided that such shares represent at least 3% of CANTV’s capital stock.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or of capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders voting as a single class, any members of the Board of Directors not elected by Class “B” and “C” stockholders.

In November 1996, the Government sold in a public offering 348.1 million shares representing 34.8% of CANTV’s capital stock. Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depository Shares (“ADS”), each representing seven Class “D” shares.

Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the Company’s capital stock at U.S.$30 per ADS, equivalent to U.S.$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

Workers’ Benefit Fund

In 1993, the Company set up a trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers earn stock awards. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of December 31, 2004, the trust maintains 10,841,088 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

Legal reserve

The Company and its subsidiaries are required, under the Venezuelan Code of Commerce and corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock.

In 2004, the Company released against retained earnings Bs. 68,900 from the legal reserve corresponding to an excess maintained over the required 10% of capital stock adjusted for inflation as of December 31, 2004. This excess is consistent with the portion of the legal reserve which corresponded to the capital stock reductions, which was not released at the time those reductions occurred.

16. FINANCING (COST) BENEFIT, NET

Financing (cost) benefit, net for the years ended December 31 is shown below:

	2002	2003	2004
Interest income	56,590	73,447	63,349
Interest expense	(51,410)	(43,247)	(19,754)
Exchange (loss) gain, net	(68,586)	(53,651)	6,329
Monetary result for the year (Note 17)	49,004	3,804	(24,673)

Financing (cost) benefit, net	(14,402)	(19,647)	25,251

Exchange (loss) gain, net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of December 31, 2004 and 2003 (Note 6—Balances in foreign currency). In addition, exchange (loss) gain, net at December 31, 2004, includes Bs. 8,445 from realization of the translation adjustment recorded in stockholders’ equity in respect to the sale of New Skies (Note 11—Other assets).

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively ended the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuation resulting from supply and demand. The BCV purchased and sold foreign currency in the market through an auction system with foreign exchange market operators. A significant devaluation of the bolivar took place during the initial business days of the free foreign currency fluctuation system. Effective January 21, 2003, the Venezuelan Government and BCV suspended the trading of foreign currency in the country and established the current exchange control regime (Note 22—Exchange control).

The devaluation of the bolivar against the U.S. dollar was 85%, 14% and 20% for the years ended December 31, 2002, 2003 and 2004, respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period; inflation rates were 31%, 27% and 19% for the years ended December 31, 2002, 2003 and 2004, respectively.

17. MONETARY POSITION

For the years ended December 31 gain (loss) from exposure to inflation is shown below:

	2002	2003	2004
Net monetary (liability) asset position at the beginning of the year	(626,900)	(502,980)	154,001
Income and expense, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	1,665,527	1,542,740	1,980,318
Additions to non-monetary assets and liabilities	(846,829)	(259,854)	(1,290,576)
Pension plan and post-retirement benefits payments	(256,763)	(176,004)	(106,454)
Dividends declared	(418,433)	(400,054)	(571,587)
Exchange (loss) gain, net	(68,586)	(53,651)	6,329

Estimated net monetary (liability) asset position at the end of the year	(551,984)	150,197	172,031
Net monetary (liability) asset position at the end of the year	(502,980)	154,001	147,358

Monetary result for the year	49,004	3,804	(24,673)

18. TAXES

Income tax

In accordance with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities, net of initial stockholders’ equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The main reconciling items between the financial and tax result relate to the effect of the regular tax inflation adjustment, the provision for uncollectible accounts, pension plan and provisions for legal and tax contingencies.

The Income Tax Law authorizes a tax credit for new investments in property, plant and equipment, which was effective until December 31, 2004. Any portion of the credit not used in the year it arises may be carried forward for three years. As of December 31, 2004, CANTV does not have any carry-forward tax credits. CANTV.Net, however, has the following investment tax credit carry-forwards available:

	Origin	Bs.	Carried forward until
CANTV.Net	2002	726	2005
	2003	397	2006
	2004	307	2007

		1,430

The Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustment. As of December 31, 2004, the subsidiary CANTV.Net had tax losses of approximately Bs. 1,909 from the tax inflation adjustment, which can be carried forward until December 31, 2005.

Reconciliation between income tax expense included in the annual consolidated statement of operations and expense resulting from application of the current tax rate to income before income tax is shown below:

	2002	2003	2004
Accounting income before income tax	137,823	78,529	399,673
Statutory income tax rate	34%	34%	34%

Theoretical tax expense	46,860	26,700	135,889

Non-taxable accounting inflation adjustment	197,653	281,843	187,575
Utilization of investment tax credits	(59,330)	(48,097)	(42,504)
Tax inflation adjustment	(187,187)	(225,777)	(268,928)
Other non-taxable and non-deductible items, net	37,570	7,751	79,161

Income tax expense	35,566	42,420	91,193

As of December 31, 2003, other non-taxable and non-deductible items, net include Bs. 46,243 as a non-deductible item resulting from the loss generated from the sale of Venezuelan National Public Debt Bonds in U.S. dollars (Note 22—Exchange control).

On December 28, 2001, Law No. 71 containing the Income Tax Law Amendment was published in the Official Gazette of Venezuela No. 5,566. The following are the most significant changes:

a. Imputation of foreign losses to domestic income or losses will not be admitted.

b. Dividend tax regulations establish that the book income to be taken into account is that which is approved at the Stockholders’ Meeting based on the consolidated financial statements prepared in conformity with Venezuelan GAAP.

c. The implementation of a 1% tax advance is to be paid on stock dividends declared. This tax advance will be computed based on the total value of the dividend declared.

d. Elimination of the expense rejection rule for payments where income tax withholding agents do not comply with formal duties provided by the special income tax withholding regime.

e. Certain standards were modified and others included in the tax inflation adjustment regime.

On September 24, 2003, Decree No. 2,507 of the Income Tax Law Regulations was published in the Official Gazette of Venezuela No. 5,662, superseding Decree No. 2,940 dated May 13, 1993. These regulations are based on the current Income Tax Law.

Business assets tax (BAT)

The business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid to be utilized as an income tax credit, which may be to be carried forward for the following three years.

As of December 31, 2004, CANTV does not have any carry-forward tax credits. However, its subsidiary CANTV.Net has tax credits totaling Bs. 946 (in nominal amounts), of which Bs. 357 may be used until 2005 and Bs. 588, which may be used until 2007.

On August 17, 2004, the Law repealing this tax effective September 1, 2004 was published in the Official Gazette of Venezuela No. 38,002.

Value added tax (VAT)

In May 1999, the Venezuelan Government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of December 31, 2004 the applicable rate is 15% (16% from December 2003 until August 2004). This Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

In March 2002, the Venezuelan Government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs. 790,400 in nominal amounts). Beginning on December 16, 2004, monthly exemption was changed to 40 tax units (equivalent to Bs. 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 2004. During the year ended December 31, 2003 and 2004, CANTV and its subsidiaries incurred bank debit tax expense of approximately Bs. 32,194 and Bs. 19,349, respectively.

19. TRANSACTIONS WITH RELATED PARTIES

In the normal course of business and as limited by applicable refinancing agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 8—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue related to settlement of international telephone traffic with these affiliates of Verizon Communications, Inc. (Verizon). Balances of these transactions for the years ended December 31 are shown below:

	2002	2003	2004
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	22,336	13,637	68,140

Technical and administrative assistance expenses	63,167	36,498	12,485

Net revenue (expense) related to the settlement of international telephone traffic with affiliates	3,704	2,468	(1,851)

Transactions for technical and administrative assistance are in respect of consulting services, development of technologies, strategic planning and analysis, training and personnel services, among others.

As of December 31, 2003 and 2004, the Company has interest-free accounts payable to Verizon of Bs. 33,509 and Bs. 33,391, respectively.

20. COMMITMENTS AND CONTINGENCIES

The Company has the following commitments and contingencies:

a. Capital expenditures

The Company’s payment commitments as of December 31, 2004, related to capital expenditures, amount to approximately U.S.$50 million.

b. Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real property and equipment are approximately: Bs. 30,585 for 2005, Bs. 37,161 for 2006, Bs. 47,157 for 2007, Bs. 62,153 for 2008 and Bs. 78,375 for 2009.

In addition, the Company’s operating leases expense was Bs. 29,644, Bs. 41,061 and Bs. 30,804 for the years ended December 31, 2002, 2003 and 2004, respectively.

c. Litigation

The Company is involved in a number of legal and administrative proceedings which are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, in nominal amounts. These assessments were mainly in respect of the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Sixth Court of Appeals on Litigious Matters and, in the opinion of management and its legal counsel, there is a high probability of a favorable ruling in favor of CANTV and Movilnet. Based on this opinion, the Company has not recorded any accruals related to this assessment. It is important to point out that in 1999 this Court ruled in favor of appeals by another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending.

In June 2002, Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312, expressed in nominal amounts. These assessments were in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999. The Tax Authorities objected to the deferral of revenue related to the sale of advertising space. The Company appealed these assessments before the Eighth Court of Appeals on Litigious Matters. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003, a commercial associate introduced a request for arbitration before the Caracas Arbitration Center of the Chamber of Commerce, claiming default in compliance with an agreement and damages of Bs. 20,399 against Movilnet. On October 8, 2003, Movilnet responded to this claim and on January 16, 2004, the Arbitration Court was installed. In September 2004, this Arbitration Center declared in favor of the commercial associate and required a payment by the Company of Bs. 8,000, which was paid in January 2005. At December 31, 2004, a provision for this amount was recorded to cover this obligation.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the Tax Authorities in two states in the central region of the country. As a result of this assessment, 37 centers received sanctions including fines and closures of 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that time while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV assume some responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunication Centers as co-participants. The portion to be assigned to each party is currently being determined. During 2004, CANTV set aside a provision of Bs. 5,507 for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this contingent liability.

In May 2004, Digitel filed a lawsuit against CANTV with the Supreme Tribunal claiming damages in the amount of Bs. 9,600 (in nominal amounts) for differences in the exchange rate applicable to interconnection charges. At December 31, 2004, CANTV had set aside a provision, based on what considered the most probable outcome of this contingency at the time of issuance of these financial statements.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments required by the Telecommunications Law, which were made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main issues objected to by CONATEL in determining the tax base for the computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of wireless services. If these inspection reports result in tax assessments, the total additional tax charged would be Bs. 4,689 for CANTV, Bs. 36,564 for Movilnet and Bs. 381 for CANTV.Net. The issuance of the final resolution by CONATEL is currently being awaited. Based on the opinion of its external legal counsel, the Company has not set aside a provision with respect to these inspection reports and potential tax assessments.

In September 2004, the Social Chamber of the Supreme Court ruled against a lawsuit in connection with pension payments filed against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the Venezuelan National Telephone Federation of Retirees and Pensioners).

Later, in January 2005, the Constitutional Chamber of the Supreme Court declared admissible an appeal filed by Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (“AJUPTEL-Caracas”) (the Venezuelan National Telephone Association of Retirees and Pensioners) against the aforementioned decision of September 2004 and, consequently, the Constitutional Chamber declared the decision annulled and submitted the case to the Social Chamber for a new ruling.

The Constitutional Chamber’s decision issued in January 2005, also indicates that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the minimum wage.

CANTV’s management, based on the opinion of its external legal counsel, considers that certain matters subject to review will again be ruled in favor of CANTV. The Company has estimated the additional contingent liability for the remaining matters. In accordance with applicable accounting principles, this contingency is considered probable and, therefore, a contingent liability, estimated at Bs. 44,426, was recorded in the consolidated financial statements as a provision for contingencies as of December 31, 2004. It is not possible, however, to accurately determine the amount of this contingent liability until a new ruling by the Social Chamber is issued.

In addition, an important number of labor-related lawsuits and claims have been made against CANTV for approximately Bs. 202,463, in nominal amounts, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. An estimated accrual of Bs. 46,166 was recorded related to these cases. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, Company management believes that most of these cases and other will be resolved in the Company’s favor and that total provision set aside of Bs. 122,221, is reasonable as of December 31, 2004 to cover these contingent risks.

d. Concession mandates

Plant modernization is not currently required under the concessions.

Current regulations do require that Basic Service Telecommunications Operators install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2004, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 5—Regulation) include certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on quality service applicable to all basic services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 as of June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. Through the Administrative Ruling No. 530, published on December 13, 2004, CONATEL granted an extension until December 31, 2004, for operators to adapt their measurement systems and mechanisms.

21. SEGMENT REPORTING

The Company’s reportable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides domestic telephone services, international long-distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela.

Segment results for years ended December 31, 2002, 2003 and 2004, and assets as of December 31, 2002, 2003 and 2004, are shown below:

	2002	2003	2004
Wireline services
Operating revenue
Local services	1,188,986	1,057,082	961,419
Domestic long-distance	382,798	298,416	301,333

Local and domestic long-distance	1,571,784	1,355,498	1,262,752
International long-distance	155,109	116,819	113,798
International carriers, net	21,959	13,861	(2,310)

Total international long-distance	177,068	130,680	111,488
Fixed to mobile outgoing calls	856,678	673,105	658,918
Interconnection incoming	75,681	104,568	107,247
Other wireline-related services	613,884	772,631	987,433

Total operating revenue	3,295,095	3,036,482	3,127,838

Intersegment operating revenue	(245,215)	(313,629)	(420,561)

Operating income (loss)	16,767	(80,201)	109,380

Depreciation and amortization	1,104,941	1,076,543	795,551

Interest (expense) income, net	(1,853)	17,879	36,765

Income tax expense	31,543	41,115	71,298

Capital expenditures, net	275,395	104,302	240,386

Assets at the end of the year	7,903,115	7,235,127	6,235,316

Wireless services
Operating revenue
Access	66,161	70,407	94,576
Airtime	401,350	396,274	544,786
Interconnection	450,829	379,204	416,173
Special services	114,569	190,426	245,544
Equipment sales	17,690	62,972	207,604
Other	70,130	55,369	53,177

Total operating revenue	1,120,729	1,154,652	1,561,860

Intersegment revenue	(338,193)	(274,664)	(304,715)

	2002	2003	2004
Operating income	127,672	210,605	236,815

Depreciation and amortization	185,803	135,448	152,199

Interest expense, net	(21,809)	(12,071)	(2,918)

Income tax expense	—	—	16,536

Capital expenditures, net	323,017	29,801	232,353

Assets at the end of the year	2,229,296	2,187,573	2,080,476

The reconciliations of segment operating revenues, operating income and assets to the consolidated financial statements as of December 31 are shown below:

Reconciliation of operating revenues:
	2002	2003	2004
Reported segments	4,415,824	4,191,134	4,689,698
Other telecommunications-related services	237,320	252,259	208,293
Elimination of intersegment operating revenues	(689,416)	(695,038)	(791,368)

Total operating revenues	3,963,728	3,748,355	4,106,623

Reconciliation of operating income:
	2002	2003	2004
Reported segments	144,439	130,404	346,195
Other telecommunications-related services	15,757	10,332	9,176
Elimination of intersegment operating income	1,403	2,791	2,711

Total operating income	161,599	143,527	358,082

Reconciliation of assets:
	2002	2003	2004
Reported segments	10,132,411	9,442,700	8,315,792
Elimination of assets	(2,805,501)	(3,146,453)	(1,966,885)
Other telecommunications-related services	521,288	579,430	260,764

Assets at the end of the year	7,849,198	6,855,677	6,609,671

22. EXCHANGE CONTROL

By means of an agreement between the Venezuelan Government and the BCV, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the “Agreements”). The Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Agreements. The Agreements, among other things, lay down the following conditions:

a. BCV will centralize the purchase and sale of currencies in the country under the agreed terms;

b. The Comisión de Administración de Divisas (“CADIVI”) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Agreements;

c. The applicable exchange rates subsequent to the Agreements’ effective dates were Bs. 1,596/U.S.$1 for purchase and Bs. 1,600/U.S.$1 for sale; and

d. The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the BCV and the Venezuelan Government established regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the exchange agreement. This decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in the Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was U.S.$212 million and U.S.$52 million, respectively.

On February 6, 2004, the Ministry of Finance, together with the BCV, modified the exchange rate set out under Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs. 1,915.20/U.S.$1 for purchase and Bs. 1,920/U.S.$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the purchase of foreign currency in a timely manner, the Company acquired U.S.$74.2 million (nominal value) of Venezuelan National Public Debt Bonds in

August 2003. These bonds were denominated in U.S. dollars and paid in bolivars at the official exchange rate of Bs. 1,600/U.S.$1. In September 2003, these bonds were sold at market value, and a loss of Bs. 46,243 was recognized in the results of the Company and included in the consolidated statement of operations as Other expense, net in that month.

As of December 31, 2004, the Company had applied to CADIVI for a total of U.S.$848.8 million, since the establishment of the current exchange control regime. As of December 31, 2004, CADIVI has approved U.S.$752.3 million, of which U.S.$637.6 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

23. INTENT FOR THE ACQUISITION OF DIGITEL

On November 21, 2004, CANTV executed a stock purchase agreement with TIM International N.V. for the acquisition of 100% of the telecommunications company Digitel at a total value of U.S.$450 million. This transaction was subject to the various regulatory approvals including CONATEL and Pro-Competencia (Note 27(e) - Subsequent events - Rejection of Digitel acquisition by regulatory entities).

24. ADOPTION OF INTERNATIONAL REPORTING FINANCIAL STANDARDS

Pursuant to Resolution No. 157-2004 published on the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the CNV resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006 with IFRS’s becoming effective on January 1, 2005. In addition, these companies must prepare and present to CNV a supplementary balance sheet as of December 31, 2004 in accordance with IFRS together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRS. This balance sheet will be used by CNV to evaluate the effects of this adoption.

25. SUMMARY OF MAIN DIFFERENCES BETWEEN U.S. GAAP AND VENEZUELAN GAAP:

The Company’s consolidated financial statements are prepared in accordance with Venezuelan GAAP, which differs in certain significant respects from U.S. GAAP.

The main differences between U.S. GAAP and Venezuelan GAAP that apply to the Company are as follows:

a. Accounting for taxation

Venezuelan GAAP is consistent with the accounting principles set forth in the now superseded U.S. Accounting Principles Board Opinion No. 11, “Accounting for Income Taxes” (“APB 11”). Venezuelan GAAP requires that deferred taxes be provided at the tax rates prevailing at the time of the provision. In addition, the provision for deferred taxes is not adjusted to take into account subsequent changes to the statutory rates of taxation. A deferred tax asset cannot be credited against results for an amount exceeding tax based on taxable income. In March 2005, the VFPA published a Revised Statement of Accounting Principle No. 3, “Accounting for Income Taxes” (“DPC 3”), effective for periods beginning after December 31, 2004. This revised statement introduced significant changes, and is similar to the provisions established under U.S. GAAP.

Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”

(“SFAS 109”) requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change is enacted. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Deferred taxes under SFAS 109 are calculated based on temporary differences items from the balance sheet while Venezuelan GAAP is based on items from the statement of operations and the tax return (Note 4 (o)—Summary of significant accounting principles and policies—Income tax).

Additional disclosures required by SFAS 109 are presented in Note 26 (b)—Additional financial statements disclosures required by U.S. GAAP—Income and other taxes.

b. Pension plan

In accordance with the adoption of International Accounting Standards No. 19, “Employees Benefits for Pensions” (“IAS 19”), under Venezuelan GAAP, the transition obligation was recorded with immediate recognition as restated from January 1, 1999. Under U.S. GAAP, the transition obligation is amortized over the remaining service life of employees, which was estimated to be 20 years when Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) was first adopted in 1993.

In 2004, the Company recorded a contingency in respect to the contingency recorded as a result of the lawsuit filed against CANTV by FETRAJUPTEL (Note 20 (c)—Commitments and Contingencies—Litigation), under IAS 19, to the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service cost immediately. In accordance with SFAS 87, plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer will realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service cost) to be included in net periodic pension cost entirely in the year of the amendment but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Under Financial Accounting Standards No. 88, “Special Termination Benefits” (“SFAS 88”), the resulting special termination benefit is determined as the difference between the actuarial present value of the accumulated pension benefits considering the special termination benefits and the Accumulated Benefit Obligation prior to the offer. Under curtailment accounting according to IAS 19 (applied by the Company in the absence of an specific Venezuelan accounting standard on this matter), there is no requirement to apply the reduction in Projected Benefit Obligation against any unrecognized net loss.

For the year ended December 31, 2004, the Company recorded a provision for legal contingencies as a result of a ruling of the Social Chamber of the Supreme Court requiring the revision of pension payments to be equal to the urban minimum wage. The estimated effect was considered a potential amendment of the pension plan benefit in the event that the final ruling is against the Company, in which under IAS 19 plan amendments are recognized immediately, while under SFAS 87 are subject to be deferred. Accordingly, the 2004 provision for legal contingencies estimated under Venezuelan GAAP was Bs. 44,426 and for U.S. GAAP was Bs. 7,100, which represent the retroactive effect (Note 20 (c)—Commitments and contingencies—Litigation).

c. Capitalized interest

In accordance with Venezuelan GAAP, in its inflation-adjusted financial statements, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized. The amount capitalized is calculated by applying the composite weighted average interest rates of outstanding borrowings to construction work in progress balances during each applicable period. Capitalized interest is included in property, plant and equipment and depreciated over the lives of the related assets.

In 2002, 2003 and 2004, capitalized interest amounted to Bs. 25,521, Bs. 11,791 and Bs. 8,092, respectively, and the related depreciation expense amounted to Bs. 4,941, Bs. 11,653 and Bs. 10,964, respectively.

d. Reconciliation of Venezuelan GAAP to U.S. GAAP

The effects on net income and net shareholders’ equity of reconciling CANTV’s audited consolidated financial statements for 2002, 2003 and 2004 to U.S. GAAP is set forth below (in millions of constant bolivars, except per share data):

	2002	2003	2004
Net income under Venezuelan GAAP	101,249	35,484	306,684
U.S. GAAP adjustments for:
Capitalized interest, net of depreciation	19,580	138	(2,872)
Pension Plan	1,309	(11,929)	(27,895)
Provision for contingent plan amendment	—	—	37,326
Deferred income taxes:
Benefit	54,267	10,811	29,823
Loss from net monetary position	(23,030)	(22,648)	(16,496)

Net income under U.S. GAAP	153,375	11,856	326,570

Basic and diluted net income per share under U.S. GAAP	198	15	421

Net income per ADS (based on 7 shares per ADS)	1,384	107	2,946

Average number of shares outstanding under U.S. GAAP (in millions)	776	776	776

As a result of the difference between U.S. and Venezuelan GAAP described above and a difference in the classification of certain expenses, operating income under U.S. GAAP was Bs. 157,967, Bs. 119,945 and Bs. 356,549, for 2002, 2003 and 2004, respectively.

Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires the reporting and display of comprehensive income and its components. During the years ended December 31, 2002, 2003 and 2004, Comprehensive income under U.S. GAAP would be Bs. 157,101, Bs. 20,377 and Bs. 312,606, respectively, which comprises net income under U.S. GAAP, adjustments to the fair value of available for sale securities and currency translation adjustments for the respective year. As of December 31, 2003 and 2004, Accumulated other comprehensive income under U.S. GAAP would be Bs. 90,192 and Bs. 76,224, respectively, which comprises accumulated adjustments to the fair value of available for sale securities and currency translation adjustments.

	2003	2004
Total shareholders’ equity under Venezuelan GAAP	4,399,924	4,124,920
U.S. GAAP adjustments for:
Capitalized interest, net of depreciation	209,202	206,330
Pension Plan	217,685	189,790
Provision for contingent plan amendment	—	37,326
Deferred income taxes	90,018	103,345

Total shareholders’ equity under U.S. GAAP	4,916,829	4,661,711

The following represents a reconciliation of shareholders’ equity at December 31, 2003 to December 31, 2004 based on amounts determined in accordance with U.S. GAAP:

Shareholders’ equity under U.S. GAAP at December 31, 2003	4,916,829
Net income under U.S. GAAP	326,570
Dividends declared and paid	(571,587)
Shares awarded, net of purchases	3,867
Translation adjustment and valuation of available for sales securities, net of sale	(13,968)

Shareholders’ equity under U.S. GAAP at December 31, 2004	4,661,711

The above reconciliations include all material differences between Venezuelan GAAP and U.S. GAAP.

The statement of cash flows under Venezuelan GAAP is presented under similar provisions established in the Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (“SFAS 95”), and cash flows from operating activities and other monetary items are adjusted to exclude the monetary gains and losses and unrealized foreign exchange gains and losses. SFAS 95 does not provide any specific guidance with respect to inflation-adjusted financial statements; however, the Company prepares its financial statements on a comprehensive price-level adjusted financial consistent with the American Institute of Certified Public Accountants (“AICPA”) International Practices Task Force cumulative minutes – Cash Flow Statements for Companies which prepare Price Level Adjusted Financial Statements. Consequently, the only differences between cash flows prepared under Venezuelan GAAP and U.S GAAP are those related to the adjustments to reconcile net income and stockholders’ equity previously described. In addition, under SFAS 95, cash and cash equivalents include only short-term highly liquid investments having original maturity of three months or less. Summarized information of cash flows prepared under U.S GAAP are as follows (expressed in millions of constant bolivars as of December 31, 2004):

	2002	2003	2004
Cash flows provided by operating activities	1,426,213	1,287,048	1,508,742
Cash flows used in investing activities	(793,811)	(160,042)	(545,343)
Cash flows used in financing activities	(710,380)	(877,531)	(806,440)
Cash and cash equivalents	684,795	930,679	976,040

26. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP:

a. Disclosures about pensions and other post-retirement benefits

Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (“SFAS 132”) revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other post-retirement benefit plans.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ending December 31, 2003 and 2004, and a statement of funded status as of December 2003 and 2004:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Reconciliation of Projected Benefit Obligation:

Projected Benefit Obligation at January 1	729,459	529,048	652,447	651,561
Service cost	23,148	17,666	7,466	7,406
Interest cost	48,700	34,868	43,866	43,669
Benefits payments	(61,030)	(55,553)	(40,317)	(50,901)
Actuarial (gain) loss	(211,229)	(15,170)	(11,901)	65,418

Projected Benefit Obligation at December 31	529,048	510,859	651,561	717,153

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	462,632	540,071	—	—
Contributions	135,711	55,553	—	—
Benefit payments	(61,030)	(55,553)	—	—
Actual return on plan assets	2,758	66,070	—	—

Fair value of plan assets at December 31	540,071	606,141	—	—

Funded status:
Funded status at December 31	(11,023)	(95,552)	651,561	717,153
Unrecognized transition obligation	(3,559)	(1,765)	—	—
Unrecognized prior service cost	71,293	57,591	—	—
Unrecognized actuarial net gain (loss)	92,468	136,215	(160,546)	(212,654)

Accrued benefit cost at December 31	149,179	96,489	491,015	504,499

For benefits other than pensions, a one percentage point change in the assumed health care costs trend rates would have the following effects:

	1% Point Increase		1% Point Decrease
	2003	2004	2003	2004
Effect on total of service and interest cost components	5,267	5,454	(4,393)	(4,563)
Effect on post-retirement benefit obligations as of December 31	72,023	81,371	(60,956)	(67,911)

The following table provides the components of net periodic benefit cost for the plans for the years ending December 31, 2003 and 2004:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Components of net periodic benefit cost:
Service cost	23,148	17,666	7,466	7,406
Interest cost	48,700	34,868	43,866	43,669
Expected return on assets	(27,757)	(32,408)	—	—
Amortization of:
Transition obligation	1,795	1,795	—	—
Prior service cost	(13,709)	(13,710)	—	—
Actuarial net loss	2,795	(5,366)	14,390	13,309

Net periodic benefit cost	34,972	2,845	65,722	64,384

Percentages by type of investment of the fair value of the pension plan assets are as follows:

	2003	2004
Equity securities	43.5%	56.9%
Debt securities	38.8%	43.1%
Other	17.7%	—

	100.00%	100.00%

Other includes cash, short-term placements, commercial paper and money market accounts. Until 2002, most of the investments were made on these types of instruments in a U.S. dollar denominated trust, except for the bonds received from government entities contributed in bolivars. As of December 31, 2003, there were Bs. 80,000 (in nominal terms) contributed by the Company included in Other, which were reallocated to equity and debt securities in early 2004.

Target allocation is established only for holdings in the U.S dollar denominated trust to be 65% in equities and 35% in debt securities. This trust represented approximately 85% of total pension assets as of December 31, 2004.

Estimated future benefit payments expected to be paid in the next five years are detailed as follows:

Year	Pension Benefits	Other Benefits
2005	56,441	61,562
2006	62,888	73,355
2007	69,630	93,059
2008	78,311	122,425
2009	85,893	156,292

	353,163	506,693

CANTV contributions expected to be made during 2005 will be determined at the end of 2005.

The assumptions used in the measurement of the Company’s Projected Benefit Obligations are shown in the following table:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Weighted-average assumptions as of December 31:
Discount rate	7.00%	6.62%	7.00%	6.61%
Expected return on assets	6.00%	7.00%	—	—
Rate of compensation increase	2.00%	1.96%	2.00%	1.96%

These assumptions represent estimates of real rates of interest, compensation increases and health care costs trend rate increases rather than nominal rates.

b. Income and other taxes

The (benefit) provision for income taxes for the years ended December 31, 2002, 2003 and 2004, in accordance with SFAS 109 is as follows:

	2002	2003	2004
Current	35,566	42,420	91,193
Deferred	(54,267)	(10,811)	(29,823)

	(18,701)	31,609	61,370

The components of deferred income tax liabilities (assets) as of December 31, 2003 and 2004, are as follows:

	2003	2004
Current deferred income taxes:
Allowance for doubtful accounts	(33,765)	(32,940)
Provision for inventories’ obsolescence	(9,295)	(21,543)
Concession tax	(19,875)	(21,888)
Pension and other post-retirement benefit obligations	(39,984)	(30,220)
Accounts not deductible until paid	(9,503)	(17,012)
Investment tax credits	(17,854)	(1,430)
Other (not individually significant)	840	(8,627)

Total	(129,436)	(133,660)

Non-current deferred income taxes:
Differences in tax vs. book value (mainly capitalized interest and overhead)	236,205	233,308
Legal and tax contingencies	(19,114)	(28,864)
Pension obligations and Post-retirement benefit obligations	(177,673)	(174,129)

Total	39,418	30,315

Total deferred tax asset	(90,018)	(103,345)

Total income taxes are different than the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

	2002	%	2003	%	2004	%
Accounting Income before income taxes under U.S. GAAP	134,675		43,467		387,940
Statutory income tax rate	34%		34%		34%

Tax provision at statutory income tax rate	45,790	34.0	14,778	34.0	131,900	34.0
Non-taxable book inflation adjustment	192,478	142.9	293,464	675.2	189,559	48.9
Investment tax credits	(54,390)	(40.4)	(35,107)	(80.8)	(30,549)	(7.9)
Tax inflation adjustment	(187,187)	(139.0)	(225,777)	(519.4)	(268,928)	(69.3)
Other non-taxable and non-deductible items, net	(15,392)	(11.4)	(15,749)	(36.2)	39,388	10.1

Income tax (benefit) expense	(18,701)	(13.9)	31,609	72.8	61,370	15.8

As of December 31, 2003, Other non-taxable and non-deductible items, net include a non-deductible item from the loss generated from the sale of U.S. dollar denominated bonds (Note 22—Exchange control).

As of December 31, 2004, Other non-taxable and non-deductible items, net mainly include increases in provision for legal and tax contingencies and allowance for obsolescence.

The Company accounts for investment tax credits in a flow-through method which reduces the provision for income tax in the year in which the credit first becomes available, subject to valuation allowance for the investment tax credit not anticipated to be recovered.

c. New accounting pronouncements

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107, “TOPIC 14: Share-based payment” (“SAB 107”). SAB 107 addresses the interaction between SFAS 123R and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately. The Company expects that the adoption of this statement will not have a significant impact on the Company’s financial condition and results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (an amendment to APB Opinion No. 29) (“SFAS 153”). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The Company expects that the adoption of this statement will not have a significant impact on the Company’s financial condition and results of operations.

In March 2005, the Financial Accounting Board issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company expects that the adoption of this statement will not have a significant impact on the Company’s financial condition and results of operations.

27. SUBSEQUENT EVENTS

a. Issuance of Commercial Paper

In January 2005, the third, fourth and fifth series of the first issue of commercial paper for Bs. 34,000 were issued and placed at a discount in the market at an annual interest rate of 12.50%, maturing in July 2005.

b. Sale of INTELSAT shares

On January 28, 2005, INTELSAT announced the completion of sale negotiations to Zeus Holding, Ltd. (Note 11—Other assets). This sale generated a gain of Bs. 117,428 recorded in 2005.

c. Exchange rate modification

On March 2, 2005, the Government changed the official selling exchange rate to Bs. 2,150 per U.S.$1, which may be subject to further revision and adjustment by the BCV. The Company recorded a loss of Bs. 13,227 as of result of this change.

d. Lawsuit settlement

In March 2005, CANTV and Digitel negotiated a settlement of a lawsuit related to interconnection charges, in which CANTV paid Bs. 15,000 and a new exchange rate was agreed upon (Note 20 (c)—Commitments and contingencies—Litigation).

e. Rejection of Digitel acquisition by regulatory entities

On May 5, 2005, CONATEL, based on the Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel.

SCHEDULE II

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

For The Years Ended December 31, 2002, 2003 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004)

Description	Balance at beginning of year	Charge to cost and expenses	Write-offs and other deductions	Monetary loss	Balance at end of year
Year ended December 31, 2002 (UNAUDITED)
Provision for doubtful accounts (deducted from accounts receivable)	106,160	105,305	(89,388)	(26,347)	95,730
Allowance for obsolescence (deducted from inventory)	33,920	45,847	(30,309)	—	49,458
Provision for legal and tax contingencies	33,313	32,142	(5,677)	(10,055)	49,723

Year ended December 31, 2003
Provision for doubtful accounts (deducted from accounts receivable)	95,730	104,507	(77,364)	(23,563)	99,310
Allowance for obsolescence (deducted from inventory)	49,458	11,081	(32,202)	—	27,337
Provision for legal and tax contingencies	49,723	31,449	(12,632)	(12,322)	56,218

Year ended December 31, 2004
Provision for doubtful accounts (deducted from accounts receivable)	99,310	89,198	(74,201)	(17,428)	96,879
Allowance for obsolescence (deducted from inventory)	27,337	48,460	(9,822)	—	65,975
Provision for legal and tax contingencies	56,218	109,311	(31,835)	(11,473)	122,221