Form 20-F
period 2005-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2006-06-30
CIK 1025862

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

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

Class A Shares	251,178,710	Class C Shares	52,789,775
Class B Shares	51,900,000	Class D Shares	431,272,364

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

INTRODUCTION

As used in this Form 20-F, unless the context otherwise requires, “we”, “us”, “our” and the “Company” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and its consolidated subsidiaries, and “CANTV” means Compañía Anónima Nacional Teléfonos de Venezuela (CANTV). Unless otherwise specified, all references in this Form 20-F to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States (“U.S.”) dollars and references to “bolivars” or “Bs.” are to Venezuelan “bolívares”, the legal tender currency of the Bolivarian Republic of Venezuela (“Venezuela”). References to access “lines in service” are to lines billed. References to “minutes of use” are to billed or unbundled minutes of use excluding free minutes offered under certain calling plans, unless otherwise indicated.

The Company’s consolidated financial statements comply in full and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), which include: (i) IFRS, (ii) International Accounting Standards (“IAS”) and (iii) International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) rules, and under the historical cost convention.

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (“CNV”) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Venezuelan Capital Markets Law must prepare and present their financial statements in accordance with IFRS beginning January 1, 2006, with IFRS becoming effective on January 1, 2005. On December 8, 2005, CNV issued Resolution No. 177-2005, which postponed the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon compliance with certain requirements.

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 are subject to IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general, requires the entity to comply with each IFRS effective on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions from some requirements of other IFRS. See Note 6 (a) to the Audited Consolidated Financial Statements of the Company as of December 31, 2004 and 2005 and for the years then ended (the “Audited Consolidated Financial Statements”) included in this Form 20-F.

The Securities and Exchange Commission (“SEC”) has adopted regulations permitting eligible foreign private issuers for their first year of reporting under IFRS to present two years of selected consolidated financial data in accordance with IFRS rather than five years of such data.

Under the SEC regulations for eligible foreign private issuers reporting in IFRS for the first time, such issuers must also present selected consolidated financial data for five years on a basis reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”).

The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”) until December 31, 2004. The consolidated financial statements for 2004, previously presented in accordance with Venezuelan GAAP for legal and statutory purposes, were restated only for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 6 to the Audited Consolidated Financial Statements.

There are important differences between IFRS and U.S. GAAP. See Notes 26 and 27 to the Audited Consolidated Financial Statements also included in this Form 20-F for a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under IFRS for the years ended December 31, 2004 and 2005, and total shareholders’ equity as of December 31, 2004 and 2005.

For the convenience of the reader, this Form 20-F contains the translations of certain bolivar amounts into U.S. dollars at the average daily exchange rate announced by the Banco Central de Venezuela (the “Central Bank of Venezuela”) (the “Daily Exchange Rate”) on December 31, 2005 (unless otherwise specified), which was Bs. 2,150.00 = U.S.$1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F either could have been or will be converted into U.S. dollars or bolivars, as the case may be, at such rate or at any other rate. The translation of amounts expressed in bolivars as of a specified date based upon the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating bolivars as of another specified date.

On January 21, 2003, the Government of the Bolivarian Republic of Venezuela (the “Government”) suspended the trading of foreign currency. On February 5, 2003, the Government approved initial rules governing foreign currency trading. Pursuant to the new exchange controls regime, the official selling exchange rate was fixed at Bs. 1,600 per U.S.$1. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,920 per U.S.$1. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,150 per U.S.$1, which may be subject to further revision and adjustment by the Central Bank of Venezuela. Since the implementation of the exchange controls regime, there exists a parallel unofficial market in which the exchange rate of bolivars per U.S. dollar has ranged from approximately Bs. 1,800 in February 2003 to the present rate of approximately Bs. 2,600, and reached Bs. 3,500 in March 2004. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

Operational data regarding the Company contained in this Form 20-F are presented as of and for the year ended December 31, 2005, unless otherwise stated.

Neither the Government nor private independent sources publish definitive data regarding the telecommunications market in Venezuela. However, certain Government entities have published statistics on competitors, which the Company has used in presenting estimated market share data. Additional data, including population data, were obtained from third-party sources. The management of the Company believes that estimates based on this data, to the extent they are contained in this Form 20-F, are reliable, but it has not confirmed this data with independent sources.

On April 3, 2006, Teléfonos de Mexico, S.A. de C.V. (“Telmex”) and América Móvil, S.A. de C.V. (“América Móvil”) announced that through an equally-owned joint venture they have entered into an agreement with Verizon Communications, Inc. (“Verizon”) to acquire Verizon’s equity interest in the Company for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon (or U.S.$21.10 per CANTV American Depositary Share held by Verizon). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate. Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents. As of June 29, 2006, Telmex and América Móvil had not published the offering documents with respect to the tender offer for CANTV’s shares and the Board of Directors of CANTV had not announced its recommendation with respect to the offer.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following table presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F. The Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain important respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects—Introduction” and the Audited Consolidated Financial Statements for the basis of presentation of the consolidated financial statements. Notes 26 and 27 to the Audited Consolidated Financial Statements provide a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004 and 2005 and total shareholders’ equity as of December 31, 2004 and 2005.

The SEC has adopted regulations permitting eligible foreign private issuers for their first year of reporting under IFRS to present two years of selected consolidated financial data in accordance with IFRS rather than five years of such data.

Under the SEC regulations for eligible foreign private issuers reporting in IFRS for the first time, such issuers must also present selected consolidated financial data for five years on a basis reconciled to U.S. GAAP.

	Year Ended December 31,
	2004(1)		2005(1)		2005(2)
	(in millions, except per share and per ADS data)
IFRS:
Income Statement Data:
Wireline services	Bs.	2,527,538	Bs.	2,916,155	U.S.$	1,356
Wireless services		1,177,513		1,981,658		922
Other telecommunications-related services		130,608		190,579		89

Total operating revenues		3,835,659		5,088,392		2,367
Operating expenses		(3,624,503)		(5,174,551)		(2,407)

Operating income (loss)		211,156		(86,159)		(40)
Interest income and exchange gain, net		47,953		91,022		42

Income before income taxes		259,109		4,863		2
Income tax provision		166,535		209,545		97

Net income	Bs.	425,644	Bs.	214,408	U.S.$	99

Net income attributable to equity holders of the Company		423,463		213,929		99
Net income attributable to minority interest in subsidiary(3)		2,181		479		—
Net income	Bs.	425,644	Bs.	214,408	U.S.$	99

Earnings per share		549		276		0.13
Earnings per ADS		3,840		1,934		0.89
Basic and diluted earnings per share(4)		549		276		0.13
Basic and diluted earnings per ADS(4)		3,840		1,934		0.89
Cash dividends declared per share(5)		550		505		0.23
Cash dividends declared per ADS(5)		3,850		3,535		1.61
Extraordinary cash dividends declared per share(5)		120		—		—
Extraordinary cash dividends declared per ADS(5)		840		—		—
Weighted average shares outstanding(6)		776		776		776

Balance Sheet Data:
Working capital	Bs.	399,223	Bs.	155,545	U.S.$	72
Property, plant and equipment, net		3,423,333		3,483,063		1,620
Total assets		6,396,585		7,290,111		3,391
Total indebtedness		262,442		104,330		49
Capital stock, net of treasury stock		2,151,299		2,151,299		1,001
Total shareholders’ equity(4)		3,960,470		3,669,069		1,707

	Year Ended December 31,
	2001(7)(8)	2002(8)	2003(8)	2004(1)	2005(1)	2005(2)
	(in millions, except per share and per ADS data)
U.S. GAAP:
Income Statement Data:
Total operating revenues	Bs. 3,697,120	Bs. 3,325,697	Bs. 3,144,992	Bs. 3,835,659	Bs. 5,088,392	U.S.$	2,367
Operating income (loss)	219,778	132,539	100,638	205,513	(79,195)		(37)
Net income	62,224	128,688	9,948	424,728	218,525		102
Net income per share	69	166	13	547	282		0.13
Net income per ADS	481	1,161	90	3,831	1,971		0.92
Cash dividends declared per share(5)	115	243	71	550	505		0.23
Cash dividends declared per ADS(5)	808	1,699	497	3,850	3,535		1.61
Extraordinary cash dividends declared per share(5)	881	210	350	120	—		—
Extraordinary cash dividends declared per ADS(5)	6,169	1,468	2,450	840	—		—
Average shares outstanding(6)	905	776	776	776	776		776

Balance Sheet Data:
Property, plant and equipment, net	Bs. 5,330,673	Bs. 4,749,918	Bs. 3,913,874	Bs. 3,597,444	Bs. 3,649,382	U.S.$	1,697
Total assets	7,313,721	6,844,082	6,003,189	6,460,366	7,399,603		3,439
Capital stock, net of treasury stock	2,084,204	2,151,299	2,151,299	2,151,299	2,151,299		1,001
Total shareholders’ equity	4,675,223	4,447,055	4,125,380	4,023,125	3,787,349		1,762

(1)	Financial information presented as of and for the years ended December 31, 2004 and 2005, includes provisions of Bs. 44,426 million and Bs. 694,616 million, respectively, to cover the additional obligation with respect to the lawsuit brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (National Federation of CANTV Retirees and Pensioners). See “—Risk Factors—Risk Factors Relating to the Company—We employ a largely unionized labor force and could be subject to an organized labor action” and Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”
(2)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 2,150.00 = U.S.$1.00, the official Daily Exchange Rate on December 31, 2005. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all. See “—Exchange Rates.”
(3)	Minority interest represents the portion of equity income in consolidated subsidiaries that is not owned by the Company. CANTV owns 80% of C.A. Venezolana de Guías (“Caveguías”).
(4)	During the periods presented, there were no common stock equivalents having a potential dilutive effect.
(5)	Detailed information related to ordinary and extraordinary cash dividends declared and paid are presented in the “Dividends” section below.
(6)	The average shares outstanding do not include shares held by the Company for distribution to employees in the form of awards. The reduction in average shares outstanding for 2002 was due to repurchased shares.
(7)	In 2001, the Company recorded a one-time charge of Bs. 60.2 billion in U.S. GAAP, for special termination benefits, related to the pension and post-retirement plans offered under the employee reduction program implemented in January 2001. See Item 6. “Directors, Senior Management and Employees—Employees.”
(8)	Bolivar amounts are in constant bolivars as of December 31, 2003, the date until which Venezuela was considered as a hyperinflationary economy according to IAS 29, “Financial reporting in hyperinflationary economies”, for which non-monetary assets and liabilities and equity accounts were adjusted to reflect the effects of the inflation using the Índice General de Precios al Consumidor del Área Metropolitana de Caracas (the “Consumer Price Index” or CPI”). According to SEC rules, the quantified effects of applying price-level accounting are not required to be included in the reconciliation to U.S. GAAP.

Dividends

The Company has declared ordinary and extraordinary dividends from 2001 to 2005 as follows:

Declaration Date	Payment Date	Type	Bolivars per share(1)	Bolivars per ADS(1)(2)	U.S.$ per share(3)	U.S.$ per ADS(2)(3)
March 27, 2001	April 24, 2001	Ordinary	63.0	441.0	0.09	0.62
October 24, 2001	December 10, 2001	Extraordinary	284.0	1,988.0	0.38	2.68
October 24, 2001	March 18, 2002	Extraordinary	236.0	1,652.0	0.32	2.22
March 22, 2002	June 6, 2002	Ordinary	41.6	291.2	0.05	0.32
December 10, 2002	January 15, 2003	Extraordinary	165.0	1,155.0	0.12	0.82
December 10, 2002	January 15, 2003	Ordinary	140.0	980.0	0.10	0.70
March 28, 2003	April 23, 2003	Ordinary	71.0	497.0	0.04	0.31
December 2, 2003	December 19, 2003	Extraordinary	350.0	2,450.0	0.22	1.53
March 31, 2004	April 16, 2004	Ordinary	550.0	3,850.0	0.29	2.01
December 7, 2003	December 22, 2004	Extraordinary	120.0	840.0	0.06	0.44
March 31, 2005	April 27, 2005	Ordinary	505.0	3,535.0	0.23	1.64

(1)	Expressed in nominal bolivars.
(2)	Each ADS represents seven Class D shares.
(3)	Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date. See “—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

Inflation and Devaluation Data

For reference purposes, the following table sets forth the increase in: (i) the Consumer Price Index; (ii) the Índice de Precios al Mayor (the “Wholesale Price Index” or “WPI”); and (iii) the rate of bolivar devaluation against the U.S. dollar:

	Year Ended December 31,
	2001	2002	2003	2004	2005
Increase in Consumer Price Index	12.3%	31.2%	27.1%	19.2%	14.4%
Increase in Wholesale Price Index	11.6%	53.5%	48.9%	22.4%	14.2%
Rate of bolivar devaluation	8.3%	85.1%	14.0%	20.0%	12.0%

For a description of the impact of inflation and devaluation on tariffs see “—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding as of December 31, 2001, 2002, 2003, 2004 and 2005 were 905,150,957, 776,201,812, 775,997,457, 776,240,474 and 776,167,423, respectively. Shares held in trust for distribution to employees in the form of awards have been deducted from shareholders’ equity, and are not included in the calculation of average shares outstanding.

Exchange Rates

The following table sets forth the high, low, average and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as bolivars per U.S. dollar concerning bolivar/U.S. dollar exchange rates for the years 2001, 2002, 2003, 2004 and 2005, each of the last three months of 2005 and each of the first six months of 2006 (through June 29):

Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2001	758.00	701.25	726.55	758.00
2002	1,473.00	766.20	1,200.00	1,390.50
2003	1,923.50	1,600.00	1,626.96	1,600.00
2004	1,920.00	1,600.00	1,865.47	1,915.20
2005	2,144.60	1,915.20	2,106.37	2,144.60

Monthly	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2005
October	2,144.60	2,144.60	2,144.60	2,144.60
November	2,145.00	2,144.60	2,144.66	2,144.60
December	2,145.00	2,144.60	2,144.62	2,144.60

Year 2006
January	2,145.00	2,144.60	2,144.64	2,144.60
February	2,145.00	2,144.60	2,144.62	2,144.60
March	2,145.00	2,144.60	2,144.60	2,144.60
April	2,145.00	2,144.60	2,144.60	2,144.60
May	2,144.60	2,144.00	2,144.55	2,144.60
June(7)	2,144.60	2,144.60	2,144.60	2,144.60

(1)	The highest and lowest of the Noon Buying Rates for the bolivar per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through June 29, 2006.

On June 29, 2006, the Noon Buying Rate was Bs. 2,144.60 = U.S.$1.00 (equivalent to Bs. 1.00 = U.S.$0.00047).

The Company’s consolidated financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved initial rules governing foreign currency trading and established an official exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela. The new rules restrict the access of companies and individuals to foreign currency. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,915.20 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,920 per U.S. dollar sold by the Central Bank of Venezuela. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision and adjustment by the Central Bank of Venezuela. As of June 29, 2006, foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited. Since the implementation of the exchange controls regime, there exists a parallel unofficial market in which the exchange rate of bolivars per U.S. dollar has ranged from approximately Bs. 1,800 in February 2003 to the present rate of approximately Bs. 2,600, and reached Bs. 3,500 in March 2004. See “—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates as well as exchange controls on the Company, its financial condition and results of operations and on the market price, liquidity of, and return on investment on the American Depositary Shares (“ADSs”) and the Class D Shares, see Item 5. “Operating and Financial Review and Prospects.”

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in the Company. The risks described below are not the only ones facing the Company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. There are a number of factors, including those described below, which may adversely affect the price of our shares or ADSs. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. See “—Risk Factors Relating to the Company—Forward-Looking information is subject to risk and uncertainty.”

Risk Factors Relating to Venezuela

Economic and political developments in Venezuela may adversely affect our business.

All of the Company’s business is conducted in Venezuela. As a result, our financial condition, results of operations and business have been, and are expected to continue to be, generally affected by political, institutional and economical risk factors, including the general condition of the Venezuelan economy, the devaluation of the bolivar as compared to the U.S. dollar, inflation, interest rates, regulation, taxation, social and political instability and political, social and economic developments in Venezuela.

Political changes in Venezuela may continue to have an impact on our business, operations and the price of our securities.

Our results of operations and financial condition may be affected by changes in Venezuela’s political climate to the extent that such changes affect the nation’s economic policies or regulatory regime.

Venezuela has had democratically elected governments since 1958. From then until the mid-1990s, there were two predominant political parties, Acción Democrática (“AD”) (Democratic Action) and the Comité de Organización Política Electoral Independiente (“COPEI”) (Independent Political Electoral Organization Committee), which alternated in power. In December 1998, the election of Hugo Chávez Frías marked the beginning of a period of significant political change in Venezuela.

The Chávez administration enacted a new Venezuelan Constitution (the “Constitution”), effective December 30, 1999. The major changes adopted under the new Constitution included: the extension of the Presidential term from five to six years; the eligibility of the President to seek re-election for one additional term; expansion of the role of the Government with respect to social security, health care and education; introduction of important advances in human rights; creation of the Moral and Electoral branches of the Government (in addition to the Executive, Legislative and Judicial Branches); creation of the office of the Executive Vice President; eligibility of active military officers to vote; and prohibition of the privatization of Petróleos de Venezuela, S.A. (“PDVSA”), the state-owned petroleum company. On July 30, 2000, President Chávez was re-elected for a six-year period.

The period following Chávez’s 2000 election was marked by intense political polarization and social instability incited by groups opposing and supporting the government of President Chávez. This polarization and instability resulted in public protests, rallies and work stoppages fueled by discontent with the Government in respect of the following issues: (i) changes to the legal framework in sensitive areas such as land use and ownership, agriculture, hydrocarbons, personal security and banking, which were the subject of much criticism as a result of their adoption without significant deliberation, strong State-interventionist orientation and adverse effects on property rights and private and foreign investment; (ii) management of economic policy; (iii) escalating confrontations with key institutions, such as the trade and industry organizations, labor unions, the Catholic Church and the media; (iv) changes in the governing bodies of PDVSA; and (v) international relations.

In April 2002, after growing mass protests, President Chávez was briefly removed from power but was subsequently reinstated after three days on April 14, 2002. In the months following the reinstatement of President

Chávez there was an escalation in public protests by the opposition against the Government that led to a nationwide general strike that began in December 2002 and lasted until January 2003. The strike severely affected oil production, resulting in a suspension of oil exports and shortages of gasoline and household gas in the domestic market. There was also a substantial paralysis of the non-oil sector. The two-month general strike had a profound political, economic and social impact.

The political and economic impact of the upcoming Venezuelan elections scheduled for December 3, 2006 is uncertain. President Chávez is eligible for re-election and the outcome of the election, while uncertain, favors President Chávez as the political opposition remains weak. Accordingly, the economic policies of the present government are likely to remain in place. The Chávez administration has promoted a model of increased state participation in the economy through exchange and price controls, state-owned companies, welfare programs, worker co-management and cooperatives and social production companies through which the Government provides financial and training support.

President Chávez’s foreign policy has included intensive regional and international diplomacy in an attempt to influence regional economic integration, diversify commercial relationships, and reduce the political influence of the U.S. So far, windfall oil revenues have facilitated economic cooperation contracts with South American and Caribbean countries related to oil supply, refining and exploration, along with debt financing to Argentina and Ecuador.

Links with Cuba have strengthened through a series of agreements, covering such areas as trade, energy, education and medical cooperation, as well as Venezuela’s investment in Cuba and there are close commercial and cooperation ties between Venezuela and Iran.

Venezuela became an associate member of Mercado Común del Sur (“Mercosur”) (the southern cone customs union comprising Argentina, Brazil, Paraguay and Uruguay) in mid-2004. In December 2005 Mercosur agreed to admit Venezuela as a full member with voting rights, pending negotiations for 2006. In April 2006, the Government decided to withdraw from the Comunidad Andina de Naciones (“CAN”) (the Andean Community), which comprises Bolivia, Colombia, Ecuador, Peru and Venezuela. In May 2006, the Government also confirmed formal withdrawal from the Group of Three (“G-3”), composed of Colombia, Mexico and Venezuela in order to focus on its integration policy with Mercosur. Venezuela’s withdrawal from the CAN and the G-3 could add to the existing tensions with the U.S. and Colombia, Venezuela’s main trade partners.

We are affected by changes in the legal framework in Venezuela.

Since 1999, the legal framework has been adjusted in key areas to support the state interventionist model and its orientation towards welfare and concentration of political control. The Government has approved several laws and reforms in the following areas:

•	Oil: Hydrocarbons 2001 Law and 2006 Reform

•	General economy: Lands and Agricultural Reform Law, Illicit Foreign Exchange Conversion Law, Central Bank Law Reform and FONDEN Creation

•	Taxes: Municipal Public Power Law, equity assets tax and Zero Evasion Plan

•	Civil rights: Content-Media Law and Criminal Code

•	Labor: Amendment to the Law of Prevention, Conditions and Work Environment

The Hydrocarbons Law of 2001 reduced the income tax rate for oil exploration and production activities from 67.5% to 50%, and to 34% for downstream activities. It increased the extraction royalty rate from 16.7% to 30%, which is also deductible for income tax purposes. In special circumstances, the Government may decrease this royalty to 20% for heavy crude oil.

A series of revisions to the ownership structure and tax regime of private oil companies operating in Venezuela began in October 2004. In May 2006, the Venezuelan National Assembly (the “National Assembly”) approved the Organic Law on Hydrocarbons Reform, which codifies rules to facilitate the organization and operation of oil joint ventures and increase the oil tax burden on companies operating in Venezuela. Royalties and tax regimes affecting foreign oil and mining companies have been revised in order to maximize fiscal revenue from natural resources on the grounds that oil prices are much higher than when the original deals were signed and technology has improved considerably. Under the new legal framework, an export registration tax of 0.1% over oil export value will be levied on all oil companies in Venezuela. Additionally, oil operators will have to pay the Government 33.33% in royalties and additional taxes on the wellhead price of each barrel produced. In 2005, the income tax rate for the 32 companies with operating service agreements (now converted into joint ventures) was raised from 34% to 50%, but was applied retroactively to 2001, when the Hydrocarbons Law came into effect. The income tax rate for strategic associations at the Orinoco Oil Belt is expected to rise from 34% to 50%. In this way, the Government will impose the same income tax rate on all oil companies in Venezuela. The Government’s policies towards private participation in the oil business may have the effect of discouraging future foreign investment and constraining growth in oil production.

In January 2005, the Government reinforced the application of the 2001 Lands and Agricultural Reform Law, which aims to reassign arable lands according to their most productive use, reverse inequities in land distribution and achieve agricultural self-sufficiency. According to the law, public and private land deemed to be illegally held, unproductive or idle is to be redistributed. If ownership cannot be demonstrated, the land can be expropriated without Government compensation. If ownership can be proven, but the land is deemed unproductive or idle, it can be expropriated with compensation at market value. The Government has begun certain proceedings against some landowners with respect to the transfer of ownership.

In September 2005, the Illicit Foreign Exchange Conversion Law was enacted. That law makes illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of the Comisión de Administración de Divisas (“CADIVI”) (the Commission for Administration of Foreign Exchange) and the conversion of any amount in excess of U.S.$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than U.S.$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transactions to the Central Bank of Venezuela. Operations using ADSs as well as Government dollar-denominated bonds issued in local currency are exempt. Violators will be subject to fines equal to two to three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

In July 2005, the Central Bank Law was reformed in order to transfer those foreign reserves deemed to be “excess” by the Government from the Central Bank of Venezuela to a national development fund called Fondo de Desarrollo Nacional (“FONDEN”) (the National Development Fund). The reform also alters the way PDVSA must sell its foreign reserves from oil exports to the Central Bank of Venezuela. Previously, PDVSA was required to sell all its dollar revenues to the Central Bank of Venezuela (with the exception of dollars needed for payments to foreign suppliers and creditors). Under the new legislation, PDVSA is only obliged to sell sufficient foreign exchange to the Central Bank of Venezuela to cover tax payments to the Government and local operating and investment expenses in local currency (as before, it can retain foreign currency for payments to overseas suppliers and creditors). Any residual earnings remaining after meeting all these payments will now go directly to FONDEN. At December 2005, the FONDEN held a U.S.$8.6 billion surplus, U.S.$6.0 billion from reserves in the Central Bank of Venezuela and U.S.$2.6 billion from PDVSA’s dollar revenues. In February 2006, President Chávez announced that a further U.S.$4.0 billion of the Central Bank of Venezuela’s foreign exchange reserves would be transferred to FONDEN. In the eight months from its inception, 35% of FONDEN’s resources had been spent on investment projects and debt amortization. Most of the resources are committed in the sectors of energy, infrastructure, basic industries, mining and agriculture; the remainder of the funds are committed to healthcare, housing, defense and other expenditures.

On June 8, 2005, the Government approved the Municipal Public Power Law that established the taxes attributable to each municipality and also provided, among other things, that telecommunications activities will be subject to a maximum of 1% tax on gross revenues effective January 1, 2006. This Law will require the payment of additional taxes by telecommunications companies in different municipalities. The Company has presented and paid the estimated tax returns required by each municipality and has signed agreements with some municipalities to determine the applicable taxable base for each telecommunications service and is currently negotiating with the remaining municipalities.

Currently, the Government is in the process of introducing new tax legislation covering equity assets and rights applicable to citizens domiciled in and outside the country, which are not covered by the taxpayer’s commercial or professional activities. The proposed tax will apply to assets and rights held at the end of each year exceeding an amount equivalent to 15,000 tax units (Bs. 33,600 per tax unit as of June 29, 2006), with an applicable tax rate equal to 1% of total value of such items as defined in the law. The Government has also emphasized compliance with tax laws by implementing Plan Evasión Cero (“Zero Evasion Plan”), a pro-active plan to review companies’ compliance with tax payments and formal obligations related to income taxes and value-added taxes. Under these reviews there has been an increase in the number of companies that have been subject to temporary business closures. From November 1, 2005 to November 3, 2005, the Company’s administrative and commercial offices remained closed as a result of sanctions imposed by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the National Integrated Service of Customs and Taxes). Since December 2003, SENIAT has imposed similar sanctions on other companies, including an affiliate of the State-owned PDVSA, and the two other main telecommunications operators in Venezuela. These closures were related to the lack of strict compliance with formal duties stipulated in the Value Added Tax Law.

In December 2004, the Government enacted the Content-Media Law which sets broadcasting guidelines for television and radio stations in Venezuela and establishes social responsibilities among television and radio service providers, announcers, independent producers and users. Among other matters, the law requires television and radio stations to broadcast certain types of programming during defined hours of the day, based on the Government’s defined ratings assigned to the type of programming. These ratings consider the levels of violence, sex, profanity and certain types of socially unacceptable behavior contained in the programming. This law also requires that television and radio stations allow the Government to broadcast messages through their facilities free of charge, subject to certain time limits. Television and radio stations that fail to comply with the provisions of the law may be sanctioned. Possible sanctions include closure of operations for up to 72 hours, the cession of slots for cultural and educational programs, fines which may range between 0.1% and 0.5% of prior years’ gross revenues, and the termination of a station’s broadcasting license.

In March 2005, the Government enacted reforms to the Venezuelan Criminal Code that incorporated new crimes, revised the penalties for certain crimes and consolidated certain special penal laws into the Code. Included in the reforms were amendments that increased the severity of criminal penalties for statements that disparage public officials and expand the list of public officials protected by such provisions.

On July 26, 2005, the Amendment to the Law of Prevention, Conditions and Work Environment was enacted with the purpose of establishing the institutions, rules and guidelines of the policies and the entities which will guarantee the safety, health and well-being of workers, conditions for the promotion of a safe and healthy work environment, the prevention of work accidents and occupational diseases, as well as regulating the rights and duties of workers and employers. This Law establishes fines between 25 and 100 tax units depending on the violation and incarceration of employers or their representatives from eight to 10 years in case of death of a worker as a result of violation of regulations related to safety and healthy working conditions.

There are significant risks associated with the recently adopted legislation. The political opposition has alleged that some of these legislative reforms may have a chilling effect and effectively discourage the media and other persons from criticizing the Government. In addition, the Government’s budget has been augmented by extra-budgetary appropriation of FONDEN’s resources to finance the Government’s social programs. Although the temporary additional expenditures initially stimulate domestic demand, imports and economic growth, they may also disrupt monetary policy in the longer term. Moreover, the changes to the Central Bank Law raise significant concerns over transparency, the Central Bank of Venezuela’s autonomy and the ability of the Government’s fiscal institutions to back the currency and control inflation.

We are affected by the Government’s business and economic policies.

Through its economic policies, the Government has historically exercised significant influence over the Venezuelan economy. In 1983 and 1994 exchange controls were imposed; in 2003 exchange and price controls were again implemented followed by interest rate regulation in 2005. Government actions concerning the economy are likely to continue to have an important effect on:

•	the ability of domestic and international businesses to obtain foreign currency to pay for imported goods, debt payments and dividend conversion under the Government’s exchange controls regime;

•	Venezuela’s ability to continue to attract foreign investment to the private sector;

•	the financial condition and results of operations of companies operating in Venezuela;

•	the ability of Venezuelan companies to adjust prices and make capital expenditures; and

•	the market prices, liquidity and return on securities carrying Venezuelan risk, such as CANTV’s ADSs and the Class D Shares.

The strength of the Venezuelan economy is highly dependent on oil revenues.

Venezuela, a founding member of the Organization of Petroleum Exporting Countries (“OPEC”), is the world’s ninth-largest oil exporter and has 7% of proven oil reserves in the world (according to OPEC statistics). Venezuela has had a large dependency on oil revenues and oil will continue to be the country’s main source of export and fiscal revenues for the foreseeable future. In the most recent years, political instability has had serious effects on the performance of the Venezuelan economy, affecting mainly investment levels and economic growth. The public finances’ strong dependency on the volatile oil market has traditionally led to sharp fluctuations in the fiscal account and unstable Gross Domestic Product (“GDP”) growth, with negative consequences for price and exchange rate stability. High oil prices have increased the disincentives to undertake structural reforms, and facilitated the Government’s avowed policy goal of expanding the state interventionist model. Oil-related activities will continue to be the main source of export and fiscal revenues for the foreseeable future. As such, the health of the external and fiscal balances, and perceptions of the country’s creditworthiness, will continue to depend crucially on movements in the oil price.

From 2001 through 2005, the oil sector accounted for an average of approximately:

•	25% of total GDP (17% directly and 8% indirectly through non-oil sector side effects);

•	82% of total exports; and

•	48% of total Government revenues.

Venezuela has experienced adverse economic conditions.

Venezuela has historically experienced uneven periods of economic growth. The general strike that began on December 2, 2002 and ended on February 3, 2003 had a serious adverse effect on the Venezuelan economy during 2002 and 2003 (GDP growth declined 8.9% and 7.7%, respectively). The oil industry work stoppage reduced PDVSA’s ability to make royalty and tax payments to the Government. The drop in income severely affected the Government’s public finances, payments to public sector suppliers, fund transfers to the states and municipalities and infrastructure investment. This, in turn, forced the Government to reduce its 2003 budget and implement additional policies such as exchange and price controls. These adverse effects were later mitigated during 2003 by higher oil prices, which permitted a more expansive fiscal policy. The Company and the rest of the communications sector could not avoid the depressive effects of falling consumption and political uncertainty and posted negative growth of 5.0% in 2003, as the Company’s investment plans were reduced as a result of the new foreign exchange control system, introduction of price controls, and decline in average real tariffs.

Economic activity recovered in 2004, as real GDP registered a 17.9% growth, with the oil sector expanding at 11.6% and the non-oil sector growing at 17.8%. This expansion was, in part, due to the rebound from a low base in 2002 and 2003 as well as the expanded domestic public and private demand. While the 2004 economic growth did offset the cumulative 15.8% contraction of 2002 and 2003, it was unable to exceed the output level of 2001.

High inflation rates in Venezuela may decrease demand for our services while increasing our costs.

Venezuela has historically experienced high levels of inflation, although the rates have been lower in recent years. In February 2003 the Government introduced price controls for a group of goods and services that comprise approximately 40% of the basket used to compile the CPI. The inflation has steadily reduced since then. Strong domestic demand from the expansive fiscal policy, falling spare capacity, the abundant liquidity stemming from exchange controls, and above inflation wage increases had exerted upward pressure on prices. However, there had been countervailing forces such as price controls, subsidized basic goods offered through the state network of food distribution centers, and adequate provision of U.S. dollars for imports at the official exchange rate. The general rate of inflation as measured by the CPI was 27.1%, 19.2% and 14.4% for 2003, 2004 and 2005, respectively, and as measured by the WPI, 48.9%, 22.4% and 14.2% for 2003, 2004 and 2005, respectively. Consumer and wholesale price indices decreased in 2005 and are expected to decrease in 2006. Cumulative 2006 inflation through May as measured by the CPI was 3.6%.

High inflation rates can adversely affect our business and results of operations by adversely affecting consumer purchasing power and attendant consumer demand for our services, and, to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

Price controls and lack of adjustments to our fixed line tariffs to take into account increases in inflation adversely impact our results of operations.

We have not been authorized to adjust tariffs on fixed local and long distance telephone services since April 27, 2003. At that time, only the following services received authorizations for increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and the Comisión Nacional de Telecomunicaciones (“CONATEL”) (the Venezuelan National Telecommunications Commission), which were up to a maximum of 2% in July and 2% in October of 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003. Non-residential tariffs have also remained unchanged since January 2004 due to the absence of regulatory approvals.

The price control framework limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. Also, in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made, and in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the bolivar, together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect, could also result in an adverse effect on the Company’s financial condition and results of operations.

Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition.

Venezuela has historically experienced currency fluctuations and the devaluation and depreciation of the bolivar and from time to time has implemented foreign currency exchange controls. On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. These controls, together with the then prevailing economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. In order to avoid significant fluctuations in the exchange rate, the Central Bank of Venezuela imposed a policy in 1996 to maintain the exchange rate between 7.5% above and 7.5% below its reference rate. The sustained deterioration of Government revenue streams, as well as increasing political and legal instability, resulted in capital flight and the erosion of foreign reserves in late 2001. On February 12, 2002, the Government decided to allow the bolivar to float freely. The currency devalued approximately 85.1% during 2002. Reacting to the rapid decline of the bolivar, the Government suspended the trading of foreign currency on January 21, 2003 for five business days and controls on foreign currency exchange were established on February 5, 2003. Initial rules governing foreign currency trading were approved by the Government to provide for an exchange controls regime in Venezuela based on a single mandatory system. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150.00 per U.S. dollar sold by the Central Bank of Venezuela.

The new rules restrict the access of companies and individuals to foreign exchange. As of June 29, 2006, foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited. The official selling exchange rate may be subject to periodic revision and adjustment by the Central Bank of Venezuela. Dividend payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the Superintendencia de Inversiones Extranjeras (“SIEX”) (Foreign Investment Superintendence). For dividend payment purposes, ADR programs must be registered with the CNV and must apply to CADIVI for the authorization to purchase foreign currency. See Item 10. “Additional Information—Exchange Controls.”

In July 2003, the Government announced the issuance of Venezuelan National Public Debt Bonds denominated in U.S. dollars to be acquired in bolivars at the official exchange rate of Bs. 1,600 per U.S. dollar, with a maturity of seven years at a fixed rate and semi-annual interest payments. The established coupon was 5.375%. These bonds could be traded in foreign markets allowing investors to sell the bonds at a discounted rate and in exchange for U.S. dollars. The Company placed bids with several financial institutions to acquire up to U.S.$80 million of these bonds, of which the Government allocated U.S.$74.2 million (Bs. 118.6 billion in nominal bolivars) or 92.7% to CANTV in order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the timely acquisition of foreign currency. In September 2003, these bonds were sold at market value with a discount rate of 31%. A loss of Bs. 36.8 billion was recorded in the consolidated statement of operations as other expense, net in that month.

Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures have been and are expected to continue to be denominated in U.S. dollars. The Company is currently making appropriate applications for foreign currency to CADIVI and, based on its experience since the implementation of the exchange controls regime, expects to be in a position to meet its U.S. dollar-denominated obligations. However, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to secure sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

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

Cash dividends and other cash distributions, if any, with respect to the Class D Shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by The Bank of New York (the “Depositary”) in respect of such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela as long as CADIVI continues to approve the conversion of dividends paid in bolivars into U.S. dollars to ADS holders. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary pursuant to the Deposit Agreement to ADS holders would be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date. The distribution of dividend payments in U.S. dollars by the Depositary to ADS holders is currently subject to approval by CADIVI under the adopted exchange controls regime.

The imposition of restrictions on foreign ownership of equity securities of Venezuelan companies could have an adverse effect on the market price and liquidity of our securities.

The Government has in the past imposed restrictions on foreign ownership of Venezuelan equity securities, and continues to limit foreign investment in certain sectors of the economy, including television and radio stations, Spanish language newspapers, and professional services regulated by specific national laws such as accounting and medical services. Currently there are no restrictions on foreign ownership of the Company’s equity securities. Although foreign investment restrictions were liberalized in January 1990, there can be no assurance that any such restrictions will not be imposed again. The imposition of any such restrictions could have an adverse effect on the market price and liquidity of the ADSs and the Class D Shares.

We are subject to different corporate disclosure and governance standards.

The securities laws of Venezuela, which govern publicly traded companies such as the Company, differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Venezuelan stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required for foreign issuers under the Exchange Act is more limited than the periodic disclosure required for U.S. issuers. See also Item 6. “Directors, Senior Management and Employees—Board Practices—Differences in Corporate Governance from the New York Stock Exchange Listing Standards,” for a discussion of the important differences in corporate practices between those followed by CANTV and those required for U.S. domestic listed companies. In addition, the Venezuelan securities market is not as highly regulated and supervised as the United States securities market. Minority shareholders of the Company may also have fewer and less well-defined rights under Venezuelan law and CANTV’s Estatutos (by-laws) than they might have as minority shareholders of a corporation incorporated in the United States. See Item 10. “Additional Information—Memorandum and Articles of Association.”

Shareholders of Venezuelan companies are subject to the provisions of the Venezuelan Commercial Code that may require shareholders to take certain actions in the event that a company reduces shareholders’ equity to an amount equal to or less than two-thirds of the company’s capital stock.

The liability of shareholders of a Venezuelan company, such as CANTV, including holders of Class D Shares, for the company’s losses is generally limited to their shareholdings in the company. The Venezuelan

Commercial Code provides, however, that in the event that a company’s accumulated losses reduce shareholders’ equity to an amount equal to or less than two-thirds of the company’s capital stock (i.e., the aggregate of the par value of the company’s outstanding capital stock on a nominal bolivar basis), a shareholders’ meeting must be convened. At such meeting the shareholders must consider whether to: (i) liquidate the company; (ii) reduce the company’s capital stock to an amount equal to the company’s remaining shareholders’ equity; (iii) require capital contributions from shareholders to the extent required so that shareholders’ equity is equal to more than two-thirds of the company’s capital stock; or (iv) take none of the foregoing actions. If accumulated losses reduce shareholders’ equity to an amount equal to or less than one-third of the company’s capital stock, the company must be liquidated unless a shareholders’ meeting is convened at which the shareholders determine to: (i) reduce the company’s capital stock to the company’s remaining shareholders’ equity; or (ii) require capital contributions from shareholders to the extent required so that shareholders’ equity is equal to more than two-thirds of the company’s capital stock. If the shareholders decide to require capital contributions or to increase the capital stock as described above, each shareholder is required under penalty of forfeiture of such shareholder’s shares to contribute additional capital to the company based upon the number of shares that it holds, provided that any shareholder that did not attend the meeting in person or by proxy or that voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share for the number of shares that it holds, calculated based upon the company’s most recent unconsolidated balance sheet that has been approved at a meeting of the company’s shareholders.

Civil liabilities predicated under United States federal securities laws may not be enforceable in Venezuelan courts.

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

Risk Factors Relating to the Company

We have experienced difficulties in respect of our compliance with the Concession and the telecommunications laws and regulations applicable to the Company.

The Company has experienced certain difficulties in implementing certain aspects of the Concession, including both actions to be taken by the Government and by the Company under the Concession. There can be no assurance that any disputes that may arise between the Company and the Government in the future will be resolved expeditiously or in a manner favorable to the Company. See Item 4. “Information on the Company—Regulatory Framework” and Note 5 to the Audited Consolidated Financial Statements.

As described above, the Government has implemented price controls on residential tariffs that have delayed the implementation of increases in tariffs, limited the ability of the Company to raise the price of certain of its residential services and reduced the Company’s operating margins. There is no assurance when the current system of price controls will end, or if terminated that it will not be reinstated. If the Company is unable to change the prices of certain of its fixed services in the future to reflect inflation and exchange rates, the Company’s financial condition and results of operations could be adversely affected. See “—Risk Factors Relating to Venezuela—We are affected by the Government’s business and economic policies” and “—Risk Factors Relating to Venezuela—Price controls and lack of adjustments to our fixed line tariffs to take into account increases in inflation adversely impact our results of operations.”

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

The Company is also subject to certain quality service standards pursuant to the Telecommunications Regulations. See Item 4. “Information on the Company—Regulatory Framework—Regulation and the Concession—Network Expansion, Modernization and Regulation for Quality Service.”

We have experienced delays in receiving payments from Government entities.

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, “Government entities”). In 2004 and 2005, Government entities generated approximately 9% and 8%, respectively, of the Company’s revenues.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of this budget process, a number of Government entities have not paid the Company on a timely basis for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. This budget process applies to both centralized and decentralized Government entities, in which centralized entities signed agreements for payments supporting the budget while most decentralized entities’ payments are not supported by agreements but instead depend on other administrative processes. As a result, the loss in value attributable to inflation and unpaid interest related to overdue amounts owed and not paid to CANTV by Government entities is significantly greater than the amounts reflected as the book value of such overdue amounts currently outstanding.

As a result of the effects of inflation and devaluation, the present value of amounts owed by Government entities to the Company has been reduced substantially. The Company has recorded adjustments of Bs. 3.2 billion and Bs. 9.9 billion for 2005 and 2004, respectively, in regard to the present value of the accounts receivable from Government entities, due to the projected delay in payments, and a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. See Note 12 to the Audited Consolidated Financial Statements.

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

We have experienced delays in collecting accounts receivable.

As of December 31, 2005, the average number of days that receivables remained outstanding was approximately 39 for wireline telecommunications customers except Government entities, for which the average was approximately 187. The average number of days that receivables remained outstanding for wireless telecommunications was 40 for private customers and 173 for Government entities. The Company temporarily disconnected approximately 2.7 million wireline customers during 2005 due to lack of payment who were subsequently reconnected after payment of their overdue amounts. The Company applies a reconnection fee, which varies depending on the type of customer. The Company also charges interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that a significant number of customers will not be disconnected for failure to pay for services and that such factors might not have an adverse impact on the Company.

We face significant competition.

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

On January 15, 1991, CONATEL granted the first cellular concession to Telcel, C.A. (“Movistar”). See Item 4. “Information on the Company—Regulatory Framework—Regulation and the Concession—Wireless Telephone Services.” On May 19, 1992, the Company purchased the other cellular concessions from the Government and established Telecomunicaciones Movilnet, C.A. (“Movilnet”).

In December 1996, Infonet Redes de Información, C.A. (“Infonet”) was granted a rural concession to provide multiple services, except national and international long distance services, to population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Infonet has also installed digital fixed and mobile wireless services in rural areas in western Venezuela using Global System for Mobile Communications (“GSM”) technology and expanded its services into large population areas. In January 1998, two additional companies were granted multiple service concessions. Corporación Digitel C.A. (“Digitel”), majority owned by Telecom Italia Mobile International N.V. (“TIM International”) since late 2000 until May 2006, was granted a concession to provide services in seven central states and Digicel, C.A. (formerly Consorcio Elca, C.A.) (“Digicel”) was granted a concession to provide services in six eastern states. Infonet and Digitel are providing digital fixed wireless and cellular services and both have expanded their services into larger population areas, where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

On November 5, 2004, CANTV’s Board of Directors approved a letter of intent with TIM International for the acquisition of 100% of Digitel at a total value of U.S.$450 million. On November 21, 2004, CANTV signed a purchase agreement with TIM International for this transaction, subject to regulatory and other governmental approvals and compliance with other customary conditions to closing. As required by the Venezuelan Telecommunications Law (the “Telecommunications Law”), such a transaction must be approved by CONATEL. On January 13, 2005, CANTV duly submitted a request for approval to CONATEL. On January 27, 2005, CONATEL requested the Superintendencia para la Promoción y Protección de la Libre Competencia (“Pro-Competencia”) (Superintendent of Promotion and Protection of Free Competition) for its opinion of the transaction. On May 5, 2005, CONATEL, based on Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel. On May 25, 2005, the purchase agreement was terminated pursuant to its terms.

With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business. Several companies have completed the process of applying for administrative licenses and concessions on various services. Beginning in November 2000, the Government started the auction of frequencies for Wireless Local Loop (“WLL”) services. Five regions were defined, three permits in each region were auctioned and six concessions were granted. CANTV was not allowed to participate in this auction. In May 2006, three of the concessions were revoked by CONATEL. See Item 4. “Information on the Company—Regulatory Framework—Regulation and the Concession—Competitive Framework.” Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications service providers from other countries. Such competitors are able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers.

As of May 31, 2006, the Venezuelan telecommunications market is composed of two integrated service providers with a nationwide license, CANTV and Movistar; wireless service providers, such as Movilnet, Movistar, Digitel, Digicel and Infonet; fixed wireless service providers, such as Movistar, Digitel and Digicel; data transmission service providers, such as Telecomunicaciones Impsat, S.A. (“Impsat”), Comsat Venezuela, C.A. (“Comsat”), Telecomunicaciones Bantel, C.A. (“Bantel”), Viptel Comunications, C.A. (“Viptel”), and Texcom Telecomunicaciones, C.A. (“Texcom”); Internet Service Providers (“ISP”), such as CANTV.Net, C.A. (“CANTV.Net”), Movistar, Etheron Servicios, C.A. (“Etheron”), Genesis Telecom, C.A. (“Genesis Telecom”), SuperCable ALK Internacional, S.A. (“SuperCable”), NetUno, C.A. (“NetUno”), Corporación Telemic, C.A. (“Intercable”), Centro Nacional de Tecnologías de Información (“CNTI”), a civil association under the direction of the Ministry of Science and Technology, and IFX Networks Venezuela S.R.L. (“IFX Networks”); paging operators, such as Telemensajes Metropolitanos, C.A. (“Telemensajes Metropolitanos”) and TeleKontacto, C.A. (“TeleKontacto”); trunking service providers, such as Americatel Sistemas de Comunicación, C.A. (“Americatel”), Radio Móvil Digital Venezuela, C.A. (“Radio Móvil Digital”) and Comunicaciones Móviles EDC, C.A. (“Conmóvil”); and Cable TV operators, such as SuperCable, NetUno and Intercable, including Galaxy Entertainment de Venezuela, C.A. (“DirecTV”) via satellite transmission. These telecommunications service providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2006, Movistar and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as local service providers in some of the states where they were granted multiple service concessions.

At the end of 2004, the Government founded CVG Telecomunicaciones, C.A. (“CVG Telecom”) to provide data transmission and other services through fiber-optic and Internet Protocol platforms to the north-central area and the Guayana region located in the south-east of Venezuela. CVG Telecom has obtained administrative licenses to provide Internet services nationwide and basic fixed telephony services in four regions of the country.

On January 19, 2006, Telvenco S.A., a subsidiary of Cisneros Group of Companies, agreed to acquire Venezuelan mobile operator Digitel from TIM International for U.S.$425 million. The transaction also included the merger of the assets of two regional carriers, Infonet and Digicel. On May 18, 2006, CONATEL approved the transaction subject to compliance with certain future performance requirements, including the installation of 15% of fixed lines in a three-year period based on the total number of its wireless subscribers, as well as 0.3% of public telephones (including communication centers).

In 2001, CONATEL intended to auction concessions for frequencies to provide Local Multipoint Distribution Services (“LMDS”) in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS. CONATEL has not yet announced the new date for the LMDS auction.

We employ a largely unionized labor force and could be subject to an organized labor action.

The Company’s employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federación de Trabajadores de Telecomunicaciones de Venezuela (“FETRATEL”) (Federation of Telecommunications Workers of Venezuela). Approximately 36.6% of the Company’s 9,199 employees and approximately 54.4% of CANTV’s 6,185 employees as of December 31, 2005, were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to work under the terms of the expired contracts during negotiations. However, the Company has experienced strikes from time to time. The most recent work strike (other than the national strike that affected all of Venezuela in December 2002 and early 2003), which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement.

On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. This agreement was due to expire in June 2004 but remained in force pursuant to the Labor Law which allows up to three years for expiration until a new labor agreement was reached.

In February 2004 FETRATEL presented a proposal to the Ministry of Labor to negotiate a new contract to replace the June 2002 agreement. CANTV presented a proposal to FETRATEL to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, pursuant to the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the execution of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension, aggravating relations among the unions’ leaders. The extension expired on August 30, 2005 once the 2005-2007 labor agreement was finalized upon its filing with the Ministry of Labor, effective retroactively from June 18, 2005.

The economic impact of the 2002-2004 and 2005-2007 labor agreements on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 26.4%, 32.0% and 28.8% for 2003, 2004 and 2005, respectively.

In September 2004 the Sala de Casación Social del Tribunal Supremo de Justicia (the “Social Chamber of the Supreme Court”) issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Sala Constitucional del Tribunal Supremo de Justicia (the “Constitutional Chamber of the Supreme Court”) allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (“AJUPTEL-Caracas”) (Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, known as the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas (the “Execution Court”), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court will appoint two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage. For the years ended December 31, 2004 and 2005, the Company recorded provisions of Bs. 44,426 million and Bs. 694,616 million, respectively, to cover this additional obligation. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Based on CANTV’s interpretation of the July 26, 2005 ruling that required that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, as of December 31, 2005, CANTV reported reserves of Bs. 764.6 billion related to additional pension obligations due to the Social Chamber of the Supreme Court’s ruling to reflect the estimated additional pension liability. See Note 17 (b) to the Audited Consolidated Financial Statements.

Beginning February 1, 2006, the Company began making pension payments equal to the official minimum urban wage to CANTV’s retirees that are covered by the Social Chamber of the Supreme Court’s ruling and have requested such payments. As of May 31, 2006, 1,815 retirees had made a request for adjustment in their pension payments.

Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company. See Item 6. “Directors, Senior Management and Employees—Employees.”

There may be a lack of liquidity in the market for Class D Shares.

The Venezuelan securities market is substantially smaller, less liquid and more volatile than the securities market in the United States and certain other countries. At May 31, 2006, the aggregate market capitalization of the 16 largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 11,646.1 billion (U.S.$5,417 million), of which the Company comprised Bs. 2,945.1 billion (U.S.$1,370 million).

A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities market is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company is the largest company in Venezuela in terms of market capitalization and, at May 31, 2006, represented 25.3% of total market capitalization of the companies listed on the Caracas Stock Exchange.

The Caracas Stock Exchange has in the past experienced substantial fluctuations in the market prices of listed securities. These and other market characteristics have in the past affected, and may in the future affect, the market price and liquidity of shares of Venezuelan companies, including the Class D Shares, and may also affect the market prices and trading of the ADSs.

On May 11, 2005, a Venezuelan court ordered all traders on the Caracas Stock Exchange to halt foreign exchange arbitrage operations involving ADSs and secondary sales of dollar-denominated sovereign bonds, on the rationale that such transactions would permit local investors to legally circumvent Venezuela’s foreign exchange controls, since prior to this ruling investors were able to make arbitrage deals on the Caracas Stock Exchange involving local shares on the New York Stock Exchange (“NYSE”). Subsequently, on May 12, 2005, following an appeal by lawyers representing the CNV, the same court revoked its earlier court order, stating that Government lawmakers who had been preparing legislation to penalize currency offenses had indicated they would exclude such stock from sanctions. See Item 3. “Key Information—Exchange Rates.”

On April 4, 2006, the CNV suspended the trading of CANTV’s shares for 48 hours in response to the announcement of Verizon’s definitive agreement to sell its indirect 28.51% interest in CANTV to an entity jointly owned by Telmex and América Móvil, in order to ensure the markets’ transparency and avoid deviations and erratic fluctuations in the market price of CANTV’s shares. See “Introduction” and Item 4. “Information on the Company—History.”

Forward-looking information is subject to risk and uncertainty.

Certain statements contained in this Form 20-F contain “forward-looking” information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties, including (i) the implications to the Company of the economic or political situation in Venezuela; (ii) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition; (iii) the effects of inflation and devaluation and the imposition of exchange and price controls; (iv) the Company’s plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company’s implementation of such plans; (v) the Company’s plans to expand its service offerings; (vi) the effects of competition and the results the Company may obtain from the implementation of its business strategy; and (vii) the Company’s plans and ability to implement further tariff increases and rate rebalancing. Actual future results and trends may differ materially depending on a variety of factors discussed in this “Risk Factors” section and elsewhere in this Form 20-F, including, among others, the Company’s success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economies, regulatory conditions and Venezuelan political and legal developments.

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

CANTV is a “compañía anónima” incorporated in Venezuela as Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010 (Telephone: 58-212-500-6800). CANTV’s Internet website address is http://www.cantv.com.ve. The information on CANTV’s website is not incorporated in this document.

The Company had operating revenues and net income of Bs. 5,088.4 billion and Bs. 214.4 billion, respectively, for the year ended December 31, 2005. As of December 31, 2005, the Company had over 3.4 million fixed access lines in service and approximately 5.2 million wireless subscribers.

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

In December 1991, VenWorld Telecom, C.A. (“VenWorld”), a company organized under the laws of Venezuela by a private consortium of companies and majority owned by an indirect wholly-owned subsidiary of Verizon, acquired operating control and initially 40% of the equity share capital of CANTV from the Government through the Fondo de Inversiones de Venezuela (“FIV”) (the Venezuelan Investment Fund), currently Banco de Desarrollo Económico y Social de Venezuela (“BANDES”) (the Venezuelan Economic and

Social Development Fund Bank) for a purchase price of approximately U.S.$1,885 million. In late 1996, the Government sold 348,100,000 Class D Shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the “Initial Public Offering”).

The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon included: Telefónica Internacional, S.A. (“Telefónica Internacional”), a subsidiary of Telefónica, S.A. (“Telefónica”); C.A. La Electricidad de Caracas, S.A.C.A. (“Electricidad de Caracas”), Venezuela’s largest private sector power generating and distribution company, now a subsidiary of AES Corporation (“AES”); Consorcio Inversionista Mercantil (“CIMA”), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. (“AT&T”) (together with their successors, collectively referred to as the “Participants in the Consortium”). The Participants in the Consortium contributed broad operating experience and expertise to the operation of the Company and provided the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium entered into service agreements with the Company to provide technical, consulting and other assistance. See Item 7. “Major Shareholders and Related Party Transactions.” After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company’s Class A Shares, together with one of the two directors that had been elected by the Government as holder of the Company’s Class B Shares, are now elected by all holders of CANTV’s outstanding shares voting as a single class. See Item 6. “Directors, Senior Management and Employees.”

On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A Shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2005, Verizon held directly or through affiliates, 28.51% of the Company and Telefónica Internacional held through affiliates approximately 6.91% of the Company.

Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased the percentage of digital access lines installed in its network to 86.4% as of December 31, 2005. All of the Company’s international and domestic long distance switches are digital. During 2005, the Company continued connecting several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future. Wireless subscribers increased from approximately 2.5 million at December 31, 2001, to approximately 5.2 million as of December 31, 2005.

Since privatization, the Company has implemented a number of programs designed to augment productivity and improve customer service. As a result of productivity improvements, the Company has been able to reduce the number of its employees and improve its quality of service. Access lines in service per CANTV employee increased from 369 as of December 31, 2001, to 550 as of December 31, 2005. As part of its customer service enhancements, the Company automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its trouble reporting system, increased the number of maintenance facilities and implemented an automated disconnection and reconnection system. In addition, the Company redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value-added services.

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 (U.S.$24) per ADS, and in Venezuela to purchase 199,968,608 shares of CANTV’s outstanding common stock for Bs. 2,547 (U.S.$3.43) per share in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the Board of Directors of CANTV deemed this offer unsatisfactory and not in the best interest of CANTV’s shareholders, ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the Board of Directors of CANTV called an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “Third Repurchase Program”). Thereafter, the CNV approved the Third Repurchase Program and ordered VenWorld, then a holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the Third Repurchase Program to ensure that its proportional participation interest would not increase as a result of the share repurchase. Following the affirmative vote of CANTV shareholders approving the Third Repurchase Program on October 24, 2001, CANTV began a cash tender offer at U.S.$30 per ADS in the United States and Bs. 3,187 (U.S.$4.29) per Class D Share of the Company in Venezuela.

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

On April 3, 2006, Telmex and América Móvil announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in the Company for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon (or U.S.$21.10 per CANTV American Depositary Share held by Verizon). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate. Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents. As of June 29, 2006, Telmex and América Móvil had not published the offering documents with respect to the tender offer for CANTV’s shares and the Board of Directors of CANTV had not announced its recommendation with respect to the offer.

Company Strategy

CANTV’s strategic vision, “Communications for everyone, anytime, anywhere, whatever their needs”, embodies the Company’s intent to fulfill the ever-growing requirements of its customers, with no limitations on time, place or requirements. To achieve this, CANTV’s management has identified five strategic objectives: the first three represent growth objectives in the relevant markets or consumer segments and the last two describe the way of operating and doing business. Each strategic objective is backed by well-defined business objectives:

Number one in mobility.    The telecommunications industry is moving towards mobility; communications beyond the limitation of localization or access. Customer acquisition is the starting point for tomorrow’s service development. It is the Company’s belief that leadership in market share is required in order to obtain maximum profitability. In order to be number one in mobility, the Company is working on building and expanding its network to have the broadest coverage and best service quality, while building spare capacity to allow for upward changes in expected demand and the ability to launch innovative products. The Company believes this is the single most important initiative related to becoming the leader in this market, as it will differentiate the Company from its competitors.

The Company is focusing its efforts on three specific consumer segments:

•	Youth: consolidate leadership in this segment by developing tailored marketing and commercial plans supported by our brand’s distinctive strengths, and increasing market share to be the major player in this segment.

•	High end: achieve leadership by leveraging CANTV’s strong relationship with its corporate customers and developing plans and services and launching innovative and technologically advanced products such as Multimedia Messaging Services (“MMS”) and BlackBerry services.

•	Low end: combine focused commercial efforts with low-cost handset provisioning initiatives leading to increasing market share, including the launch of specific products such as transfer of prepaid balance, and reducing maintenance costs.

Build value on broadband leadership.    Broadband, with its capacity for providing communications with limitless content, represents a new means of access to telecommunications. The Company will strive to build value on its leadership by offering new products and services with the following goals:

•	Reach projected growth goals of more than one million new subscribers and increase market share through an accelerated connectivity deployment program, ensuring broadband coverage.

•	Offer Pay-TV through a wide-ranging service offering via Internet Protocol Television (“IPTV”), with price packages targeted at different social segments.

•	Offer wireless data services for enterprise and residential customers through wireless technologies such as satellite, Evolution Data Optimized (“EvDO”) and Wireless Fidelity (“Wi-Fi”), building a high-speed access platform that will allow customers to access data at speeds between 380kbps and 6Mbps.

•	Reduce broadband costs to roll-out a price-based penetration strategy and aggressively compete with cable companies.

Capture emerging mass markets.    Considering Venezuela’s uneven socio-economic distribution and the relatively low technology and telecommunications penetration, the Company has the opportunity to focus on providing telecommunications access to the mass market segment. The Company will focus on deploying technological developments and implementing cost reduction initiatives, which are necessary elements for penetration expansion in this market segment. For this growth objective, the Company is developing initiatives on two fronts:

•	In the residential segment, CANTV is developing a business model that targets profitable service to the emerging mass market.

•	To capture the Small Office and Home Office (“SOHO”) segment, as a newly identified sub-segment with specific needs. SOHOs are related to small businesses based in the home.

Excel in operational efficiency and customer satisfaction.    The Company also plans to close gaps in operational efficiency and take advantage of its economies of scale to increase profitability and competitiveness, while fulfilling customers’ telecommunications needs through adequate delivery on the Company’s promises backed by well-organized processes and optimal service channels. This strategic objective also requires seeking new and more efficient ways to engineer the Company’s operations. To be able to thrive in an ever-changing competitive environment, the Company must transform both the way it operates and the way it serves its customers and other stakeholders. The Company’s efforts to excel in operational efficiency and customer satisfaction will continue through the following initiatives:

•	Enable corporate transformation towards a new wireless business model for customer service and human resources management.

•	Empower and train business unit managers to more efficiently supervise subordinates.

•	Integration of networks supporting customer service seamlessly.

•	Overall sales and service channel optimization, including customer service processes and redesign.

•	Rationalization of the Company’s call centers to achieve operational and structural synergies, thus improving customer service quality.

•	Development of new corporate billing and collections solutions.

Become a socially responsible corporation.    The Company plans to align its business objectives and the interests of all stakeholders, increasing the Company’s ability to provide “communications services for everyone, anytime, anywhere”. CANTV wants to strengthen its position as a socially responsible company to all its stakeholders, to guarantee and communicate its contribution to the development of Venezuela, its customers and employees. To achieve this goal, CANTV is working towards the alignment of its efforts and social welfare investments to support the achievement of its business objectives.

The Company has also created business units to focus on the needs of targeted customer groups. These units and customer groups are:

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

CANTV Mass Markets.    This unit serves the Company’s residential customers. Its objective is to offer innovative products and services through new technical platforms that promote customer usage and loyalty.

CANTV Telecommunications Operators.    This unit serves telecommunication operators, Internet service providers and other value-added service providers. Additionally, it negotiates and settles agreements with international operators for incoming and outgoing voice traffic. Its strategy is to: (i) position itself as the preferred “carrier’s carrier” using the Company’s current and future infrastructure; (ii) offer timely solutions to customer requirements at competitive prices; (iii) develop long-term strategic alliances; and (iv) maximize the efficiency of the Company’s interconnection facilities while minimizing costs. This unit is responsible for the interconnection agreement negotiations, which stipulate the terms for interconnection between CANTV’s basic network system and other voice operators. Additionally, this unit is continuously developing specific packages to encourage other telecommunications service providers to use the Company’s retail products and/or services. It is also responsible for the negotiation and procurement of all the international capacity, whether in submarine cables or satellite, required by the Company. It actively develops specific packages to encourage other telecommunications service providers to use the Company’s network. This unit continues to strengthen its position in both the national and international data transmission markets through the introduction of new services designed to increase domestic and international traffic.

Branding.    As part of the Company’s brand unification strategy, Movilnet and CANTV.Net changed their logos in April 2001 to resemble CANTV’s logo. In 2004, using the same graphics and font, Movilnet adopted a new slogan “más Movilnet, más vida” (“more Movilnet, more life”) and a new co-branding logo emphasizing the relationship between CANTV and Movilnet. This repositioning effort aims to increase the Company’s appeal to the youth and high value segments while highlighting the quality of the cellular network. The Company continues to take advantage of its relationship with Verizon in order to benefit from its strengths in processes, systems and resources to improve the Company’s own competitive position. In June 2005, CANTV launched a new slogan “abrimos horizontes” (“we open horizons”), with the purpose of opening new ways of communication, anticipating and responding to the needs of the Venezuelan community. CANTV aims at getting further every time, developing new products which will provide the means of communication for more people and companies, and thus provide new opportunities for them.

Business Overview

Capital Expenditures

The Company made capital expenditures of approximately U.S.$364 million, U.S.$368 million, U.S.$68 million, U.S.$277 million and U.S.$446 million in 2001, 2002, 2003, 2004 and 2005, respectively. The Company is planning capital expenditures of approximately U.S.$565 million in 2006. Expenditures are directed towards development and network expansion to support growth of the Company’s customer base (68%), administration (6%), overhead (3%), network and maintenance (10%) and systems (13%). The Company is able to fund, through internally generated cash, its 2006 capital expenditures. Capital expenditures in the 2006 to 2010 planning period will depend on the economic environment and will continue to be directed towards network optimization, systems platforms and the launch of new services. The Company plans to continue to focus its capital investments on the high growth wireless, broadband Internet and EvDO services, data transmission, substitution of public telephones and modernization of analog switches.

Breakdown of Revenues by Category of Activity

The breakdown of revenues by category of activity for each of the two years is included in Item 5. “Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2004 and 2005.”

Domestic Telephone Services

Domestic telephone services include local and domestic long distance and public telephony services, as well as monthly charges and installation. These services accounted for 23.7% of the Company’s total 2005 operating revenues.

Local and Domestic Long Distance Services

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances until November 27, 2000. As of December 31, 2005, CANTV’s domestic telephone network included 3,404,607 access lines in service extending throughout Venezuela.

The following table provides information relating to the development of the Company’s domestic telephone system over the most recent five years:

	As of December 31,
	2001	2002	2003	2004	2005
Access lines in service:(1)
Non-residential	621,369	597,734	578,448	604,432	625,446
Residential	1,970,161	1,970,548	1,986,603	2,201,345	2,384,672
Public telephony	87,748	90,211	92,011	95,261	104,558
ADSL(2)	17,884	46,870	76,847	159,003	289,931

Total	2,697,162	2,705,363	2,733,909	3,060,041	3,404,607

Access lines in service per 100 inhabitants	10.9	10.7	10.6	11.7	12.8

(1)	References to “access lines in service” are to lines billed.
(2)	Asymmetrical Digital Subscriber Lines.

During 2002, the number of access lines in service increased by 0.3%, driven by an increase of approximately 29,000 in ADSL and partially offset by a decrease of approximately 23,600 non-residential lines. During 2003, the number of access lines in service increased by 1.1%, driven by an increase of approximately 30,000 in ADSL and approximately 16,000 residential lines, partially offset by a decrease of approximately 19,300 non-residential lines as a result of business closures. During 2004, the number of access lines in service increased by 11.9%, driven by an increase of approximately 82,000 in ADSL and approximately 215,000 and 26,000 residential and non-residential lines, mostly in the prepaid segment. During 2005, the number of access lines in service increased by 11.3%, driven by an increase of approximately 131,000 in ADSL and approximately 183,000 and 21,000 primarily prepaid residential and non-residential lines, respectively. Additionally, penetration increased from 10.9 lines per 100 inhabitants in 2001 to 12.8 lines per 100 inhabitants in 2005 as a result of an increase in access lines over 3.7 times the population growth.

Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and replaced obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network to 86.4% as of December 31, 2005. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. See “—Regulatory Framework—Regulation and the Concession.”

The Company has continued to upgrade the network’s technological infrastructure in order to expand its ability to provide advanced services generally and to meet the existing and future needs of certain of its large corporate customers. The Company’s network supporting wireline telecommunications and data services include, among others:

(i) New Generation Network (“NGN”): The current Public Switched Telephony Network / Time Division Multiplexing (“PSTN/TDM”) is being transformed into an Internet Protocol (“IP”) network to support voice, data and video traffic. The Company has started a plan for substitution of the last 324,600 lines in service to NGN lines.

(ii) Inter-urban Fiber-optic Network: The Company employs fiber-optic technology for the transmission of voice, data and video using Dense Wave Division Multiplex (“DWDM”). Currently this network has the capacity to support about 160 Gigabits of bandwidth nationwide.

(iii) Internet Protocols/Multi Protocol Label Switching (“IP/MPLS”): The Company is using IP for voice and data services nationwide.

(iv) Metro Ethernet and backbone expansion: Since 2005, the Company has been deploying the largest Metro Ethernet backbone in the country with more than 150 locations nationwide. This network is supporting the NGN traffic (voice, data and video), and the Company plans to extend the coverage of the network to 280 locations by the end of 2007. With this network CANTV will be able to provide transparent high capacity services, while ensuring IP connectivity to all NGN customers.

The Company continuously seeks to enhance customer service and product offerings. The Company has been aggressively installing Asymmetrical Digital Subscriber Lines (“ADSLs”) throughout Venezuela since 2001. Currently, the coverage reaches approximately 80% of the network footprint.

The Company’s revenues from local and domestic long distance telephone services consist of installation and activation charges for new lines, basic monthly charges, usage charges, public telephony usage and equipment sales. As of December 31, 2005, non-residential customers represented 18.4% of access lines in service and accounted for 49.2% of 2005 local and domestic long distance revenues. Usage revenues constituted 55.5% of the Company’s local and domestic long distance revenues in 2005.

The Company’s local and domestic long distance traffic for the years 2001 to 2005 is presented in the table below:

Domestic Service Usage

Year	Total Local and Domestic Long Distance Minutes of Use (millions)	Minutes of Use per Average Access Line
2001	17,168	6,470
2002	17,493	6,476
2003	15,996	5,882
2004	16,470	5,685
2005	16,141	4,994

Total minutes of use of the Company’s domestic services increased from 2001 to 2002 mainly due to a net increase of lines in use. Minutes of use per average line in service remained almost flat from 2001 to 2002 due primarily to lower domestic long distance rates and the Noches y Fines de Semana Libres (“Free Nights and Weekends”) flat rate plan for domestic long distance. During 2003 total domestic service minutes of use and minutes of use per average access line decreased due to the migration of postpaid clients to prepaid plans. Prepaid customers typically generate lower usage per access line. During 2004, total domestic service minutes of use increased due to a higher customer base while minutes of use per average access line decreased. During 2005 total domestic service minutes of use and minutes of use per average access line decreased mainly due to the migration of customers to lower price-per-minute plans and higher mobile services substitution.

In October 2002, the Company launched a new Domestic Long Distance plan, Noches y Fines de Semana Ampliado (“Expanded Nights and Weekends”), for postpaid residential customers providing for reduced fees and extended times during specified periods and holidays. Under the Expanded Nights and Weekends plan, subscribers are entitled to an additional hour at night from Monday through Thursday and two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 43,900. The Free Nights and Weekends plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 34,900. As of December 31, 2005, 109,459 customers used the Company’s Free Nights and Weekends plan. In May 2001, the Company launched a residential flat fee plan with unlimited local minutes. As of December 31, 2005, 105,969 customers had subscribed to this flat rate plan.

Public Telephony

As of December 31, 2005, the Company owned and operated 104,558 public telephones, located throughout Venezuela. As part of its strategy to improve customer service and operating results, the Company has been relocating less productive public telephones to high traffic areas. The Company has deployed a public telephone technology that allows its customers to use public telephones via the “Única” prepaid card with a magnetic band to replace the “Chip” cards.

CANTV sold 11.0 million prepaid cards for public telephony usage during 2005, a 29.9% decrease as compared 15.7 million prepaid cards sold in 2004. This decline was primarily the result of lower usage, competition and customer migration to the Company’s Telecommunication Centers.

Telecommunication Centers

The Company facilitates public access to telecommunications services via its Telecommunication Centers program. These Centers offer various communications services supported by the best technology and customer service.

Telecommunication Centers are franchises operated by third parties or strategic allies, with technical support from the Company and are required to meet contracted quality standards. Under these agreements, the strategic allies are required, among other things, to offer, provide and commercialize the Company’s services and products; to maintain the equipment, and operate in compliance with the Company’s procedures, standards and instructions. These Telecommunication Centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, bank draft payments, electronic sales points, mailing services and copying and faxing services. The Company is currently facing competition in this market from another operator. The Company is implementing a set of initiatives in response, including fostering the growth in the number of Telecommunication Centers by enhancing the franchise agreements. Telecommunication Center franchises have grown to 712 as of December 2005, a 39.2% increase over December 2004.

The Company is required to pay the commissions established by type of service rendered, provide the necessary information, procedures and guidelines, as well as the equipment, systems and other material. The payment of the Telecommunication Centers franchises includes an initial fee for the use of the CANTV brand as well as continuing technical and operating assistance. This fee is recorded as other wireline-related services revenues. Commissions paid to the Telecommunication Centers are considered cash incentives and are recorded as a reduction of revenues in the corresponding caption, depending on the related services.

Rural Service

As of December 31, 2005, the Company had 698 satellite-based lines serving rural areas with satellite technology. The Company also provides rural services through wireless systems using the Movilnet platform and also by microwave radio-based stations. As of December 31, 2005, the Company had 1,140 lines using wireless technology and approximately 1,200 microwave radio-based lines. Of the 2,340 lines, 1,100 served residential customers and 1,240 were dedicated to public telephony services.

Interconnection Agreements

The Telecommunications Law and corresponding regulations require CANTV to provide interconnections to other telecommunications operators for originated and completed calls. Under the Interconnection Regulations (as defined herein), companies are required to work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See “—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.” The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless, wireline and rural operators establish points of interconnection between their networks and CANTV’s networks. As part of its overall strategy, the Company entered into four revised interconnection agreements in May 2001 with competing telecommunications operators and, since then, has signed 11 new interconnection agreements relating to basic telecommunications and/or long distance services with companies authorized by CONATEL to provide such services. These CANTV agreements provide the terms and conditions of the interconnection between CANTV and other carriers’ networks. Prior to the enactment of the Interconnection Regulations, all interconnection agreement specifics were based on negotiations between the Company and other operators. Each new interconnection agreement must now provide certain rights and duties agreed by each operator thereunder with interconnection charges based on CONATEL’s suggested benchmark guidelines. Interconnection charges recently negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark guidelines, while interconnection charges for long distance operators equaled the values included in the benchmark guidelines. See “—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.” The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Current operators maintaining interconnection agreements with the Company are: Movistar, Digicel, Infonet, Digitel, Convergence Communications de Venezuela (“Convergence”), Veninfotel Comunicaciones, C.A. (“Veninfotel”), Entel Venezuela, C.A. (“Entel”), Multiphone Venezuela, C.A. (“Multiphone”), Totalcom Venezuela C.A. (“Totalcom”), Etelix.com, C.A. (“Etelix”), Telecomunicaciones NGTV, S.A. (“New Global Telecom”), LD Telecom Comunicaciones C.A. (“LD Telecom”), Convergia Venezuela, S.A. (“Convergia”), Corporación Intercall, C.A. (“Intercall”) and Intercable. Some differences related to exchange rates used by CANTV for billings to other operators, such as Digitel, LD Telecom, Multiphone and Veninfotel, were positively resolved and included modifications to the interconnection agreements.

International Long Distance Services

The Company’s international services include voice, video and data communication services and represent 2.3% of the Company’s 2005 operating revenues. The largest of these services are international voice services and international IP access services.

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. Subsequent to that date, some other operators have obtained licenses from CONATEL to develop international long distance services.

The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization (“INTELSAT”), in which CANTV previously had a 1.12% interest before the sale of the investment in early 2005. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals (“VSAT”) service and broadband Internet services launched in July 2005. As of December 31, 2005, the Company owned 16.14% of the Americas I and 4.42% of the Columbus II fiber-optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to western Europe. As of December 31, 2005, the Company owned 4.18% of the Pan American system and 5.96% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to the United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.47% of the Columbus III system. The Columbus III cable system connects the United States to Europe. In addition, the Company has a minor participation in 10 other submarine cable systems: Antillas I, Arcos I, ECFS, Eurafrica, Rioja, Taino Caribe, TAT-12/13, TCS-1, TPC-4 and Unisur.

As of December 31, 2005, the Company had 31,565 international long distance circuits in service for voice, video and data. Of the Company’s international circuits in service, 98.21% were provided through submarine cable, 0.65% were provided via satellite and 1.14% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

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

The Company’s international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for 2001 through 2005:

International Service Usage

Year	Outgoing Traffic (millions of minutes)	Outgoing % Growth	Outgoing Traffic per Average Access Lines (minutes)	Incoming Traffic (millions of minutes)	Ratio of Incoming to Outgoing Traffic
2001	214.6	14.2	80.9	339.7	1.58
2002	212.3	(1.1)	78.6	228.0	1.08
2003	211.1	(0.6)	77.6	208.4	0.99
2004	235.5	11.6	81.3	227.7	0.97
2005	304.8	29.4	94.3	427.1	1.40

In 2001, outgoing traffic also increased 14.2% as a result of lower international rates as well as our introduction of the País Preferido (“Preferred Country”) long distance calling plan. This plan provides customers with a choice of up to five countries and a discount of up to 20% for calls made to selected countries. As of December 31, 2005, 119,135 customers had subscribed to the Preferred Country plan. Incoming traffic exceeded outgoing traffic each year as a result of competitive pricing by international carriers. In 2002 and 2003, outgoing traffic decreased 1.1% and 0.6%, respectively, mainly as a result of the incorporation of new operators offering international long distance services as well as the use of other voice transmission mechanisms such as data circuits. The decline in incoming traffic of 33.0% during the period 2001 through 2004 was mainly related to a reduction in traffic from U.S. carriers. During 2005, outgoing and incoming traffic increased 29.4% and 87.6%, respectively, as a result of aggressive pricing strategies designed to respond to the increasing competition. Some international carriers have been increasingly bypassing Venezuela’s international traffic termination with CANTV as several competitors have entered the market with aggressive pricing strategies to capture market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors. During 2005, CANTV executed an aggressive pricing strategy in order to recover part of the market share that had been lost to other international carriers who had been bypassing Venezuela’s international traffic termination with CANTV.

In 2005, 37 direct Time Division Multiplexing (“TDM”) and Voice Over Internet Protocol (“VoIP”) routes to 26 countries accounted for approximately 64% of the Company’s international traffic. Transit centers in the United States, Italy, Chile and Canada, which provide for indirect routing of international calls to 158 countries, accounted for the remaining 36% of traffic. The Company’s largest international traffic routes are between Venezuela and North America (the United States, Mexico and Canada) and South America (Colombia), which accounted for approximately 86% of 2005 international traffic.

The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 2001 through 2005:

	Year Ended December 31,
	2001		2002		2003		2004		2005
Outgoing international long distance minutes:
North America	87.1	15.7%	62.6	14.2%	73.5	17.5%	100.4	21.7%	172.6	23.6%
South America	67.8	12.2%	72.9	16.6%	65.5	15.6%	71.2	15.4%	73.9	10.1%
Europe	45.0	8.1%	64.3	14.6%	56.2	13.4%	43.6	9.4%	45.6	6.2%
Others	14.7	2.7%	12.5	2.8%	15.9	3.8%	20.3	4.3%	12.7	1.7%

Total	214.6	38.7%	212.3	48.2%	211.1	50.3%	235.5	50.8%	304.8	41.6%

Incoming international long distance minutes:
North America	220.7	39.8%	122.2	27.8%	123.3	29.4%	148.2	32.0%	331.8	45.3%
South America	55.5	10.0%	47.0	10.7%	39.5	9.4%	40.9	8.8%	47.5	6.5%
Europe	49.0	8.8%	44.7	10.1%	29.8	7.1%	28.5	6.2%	33.0	4.5%
Others	14.5	2.7%	14.1	3.2%	15.8	3.8%	10.1	2.2%	14.8	2.1%

Total	339.7	61.3%	228.0	51.8%	208.4	49.7%	227.7	49.2%	427.1	58.4%

Wireless Services

As of December 31, 2005, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communication services in areas that covered approximately 85.1% of Venezuela’s population. Movilnet provides these services pursuant to a 1992 cellular concession (the “Cellular Concession”) which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately U.S.$82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The Telecommunications Law eliminated the former annual cellular concession fee and subjects cellular service providers to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual tax for cellular service providers will be 4.8% of annual revenues. The following table sets forth the taxes for cellular service providers:

	2000	2001	2002	2003	2004	2005	2006
Concession tax	10.0%	N/A	N/A	N/A	N/A	N/A	N/A
Activity tax	N/A	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Tax to cover CONATEL’s activities	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax for spectrum allocation(1)	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax to create the Universal Service Fund	N/A	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Tax for the Telecommunications Training and Development Fund	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Cellular supplemental tax	N/A	4.5%	3.5%	2.5%	1.5%	0.5%	N/A

	10.0%	9.3%	8.3%	7.3%	6.3%	5.3%	4.8%

(1)	The specific methodology of calculation was established by CONATEL in February 2002. However, the tax for spectrum allocation that resulted from this methodology cannot exceed the established maximum of 0.5% under the Telecommunications Law.

The following chart provides information regarding the growth of Movilnet’s subscriber base and traffic from 2001 to 2005:

	Year Ended December 31,
	2001	2002	2003	2004	2005
Number of subscribers:
Postpaid	207,216	201,108	200,651	221,938	254,790
Prepaid	2,254,285	2,359,610	2,480,423	2,884,425	4,933,380

Total	2,461,501	2,560,718	2,681,074	3,106,363	5,188,170

Traffic (in millions of minutes)(1)(2)	2,127	1,417	1,681	2,062	2,341
Penetration(3)	9.9%	10.1%	10.4%	11.8%	19.5%

(1)	Billed minutes (collect and incoming).
(2)	Interconnection incoming minutes excluding incoming minutes from CANTV. For 2001, incoming minutes from CANTV could not be determined.
(3)	Subscribers as a percentage of total population.

Wireless service is one of the Company’s fastest growing businesses. As of December 31, 2005, Movilnet reached 5,188,170 subscribers, which represented an estimated market share of 42%, according to figures published by CONATEL. The number of subscribers have increased by a compounded annual growth rate of 20.5% from December 31, 2001 through December 31, 2005. The Company markets its wireless services through a network of agents and the Company’s commercial offices. As of December 31, 2005, the number of postpaid subscribers increased by 32,852 or 14.8% compared to 2004, while the number of prepaid subscribers increased by 2,048,955 or 71.0%. As of December 31, 2004, the number of postpaid subscribers increased by 21,287 or 10.6% compared to 2003, while the number of prepaid subscribers increased by 404,002 or 16.3%. As of December 31, 2003, the number of postpaid subscribers slightly decreased by 457 or 0.2% compared to 2002, while the number of prepaid subscribers increased by 120,813 or 5.1%. As of December 31, 2002, the number of postpaid subscribers slightly decreased by 6,108 or 2.9% compared to 2001, while the number of prepaid subscribers increased by 105,325 or 4.7%.

Wireless service postpaid customers are charged an activation fee, a basic monthly charge, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are charged an activation fee and usage fees on a per-minute and per-second basis. In 2000, Movilnet introduced a per-second plan for postpaid and prepaid services. Movilnet operates on a “calling party pays” system under which customers are charged only for calls they originate with the exception of international roaming charges derived from customers receiving calls when they are outside Venezuela. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers, primarily from its interconnection agreement with CANTV.

Subscribers are offered a number of value-added services, including voice mail, call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated customer service, international roaming, and Mobile Data using Code Division Multiple Access (“CDMA-1X”) technology and wireless broadband service offered through EvDO. Movilnet has continually sought to enhance the services and features of its wireless network and intends to be a leader in Third Generation (“3G”) wireless services through the introduction of new services and advanced product offerings.

Movilnet provides a number of services and products, including wireless data transmission services, value-added services such as “Moviltexto” and Short Message Service (“SMS”), “A tono contigo” (“Ring Back tones”) and icons, Video Streaming featuring six open TV channels, and a wide variety of content through its Wireless Application Protocol (“WAP”) and Binary Runtime Environment for Wireless (“BREW”) platforms. Movilnet has also launched several SMS products like “e-mail en tu celular” (“e-mail on your cellular”) designed to send and receive e-mails with a CANTV.Net account, “Chat”, designed to realize synergies from the demand for SMS, similar to Internet chat; “Juegos” (“Games”) and “TV/radio Interactivo” (“Interactive TV/radio”). The increasing interest in wireless data transmission came as a response to the evolution of wireless networks’ 3G cellular services. In addition, Movilnet has a web portal, a personal mobile Internet portal through a wireless phone that allows Movilnet’s customers to receive and read selected information including web pages and to receive and send e-mail SMS messages. Other products and services include “Servicios 3G” (“3G Services”) for downloading 3G services in certain CDMA-1X handsets and “Consulta tu saldo” (“Consult your balance”) for the review of balances of CANTV and Movilnet accounts via SMS; “Dónde estás” (“Where are you?”), a service based on the combination of CDMA-1X mobile and Global Positioning System (“GPS”) satellite technology, that provides vehicle tracking via the Internet throughout the country, “*Compras” (“*Shopping”) that allows prepaid customers to recharge balances through three financial institutions, and “ABA móvil”, based on EvDO technology, which offers a mobile high-speed broadband Internet access. During 2005, wireless subscribers increased 67.0% and the Company significantly extended its coverage by the incorporation of 313 new CDMA-1X radio-bases (66 of which are located in populations in which Movilnet is the only operator) and 146 EvDO stations were built in more than 11 states. With the introduction of EvDO, television services were launched allowing access to video contents through wireless broadband. Also, the Company improved its customer care channels through the expansion in the number of premium agents, commercial offices and call centers. The Company distributed 2.6 million terminals to its authorized agents through “Tienda de Canales”, a Business-to-Business (“B2B”) transactions portal. During 2005, CANTV continued to closely coordinate its marketing efforts with Movilnet’s to better serve its large corporate customers and make more efficient use of marketing resources. In June 2006, Movilnet and Research in Motion Ltd. launched BlackBerry services, which allow customers to stay connected with wireless access to email, corporate data, phone, web and organizer features. BlackBerry will be offered through the Company’s EvDO and CDMA-1X technology.

Movilnet is continually developing applications to support its migration strategy into advanced data services. In 1996 Movilnet installed nationwide Time Division Multiple Access (“TDMA”) digital technology. In November 2002, Movilnet launched a nationwide CDMA-1X technology platform which provides high-speed wireless data transmission and wireless Internet access. CDMA-1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient use of voice spectrum. During 2004 the footprint of the CDMA-1X network equaled the TDMA footprint. During 2004 the Company introduced a commercial program to progressively migrate its TDMA customer base to the new CDMA-1X technology. Most of the Company’s new customers are adopting this technology. Compared to TDMA, CDMA-1X technology offers superior voice quality, terminal availability and diversity, cellsite capacity, data capacity, and a smoother transition to 3G and concurrent voice and data services. Movilnet currently provides wireless services utilizing switching equipment and radio base stations for TDMA and CDMA-1X technologies provided by Ericsson LM Tel. Co. and Lucent Technologies, Inc., respectively. The Company believes that the CDMA-1X technology will be attractive to its existing and potential customers because it allows for higher quality service as well as advanced value-added features. Movilnet is the pioneer in offering EvDO mobile broadband in Venezuela and is the second carrier to provide this advanced service in Latin America, which represents significant progress in strongly positioning the Company with innovative 3G cellular services compared to other competitors.

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

Data Transmission

The Company’s data transmission services are provided through high-capacity private links, which as of December 31, 2005, consisted of 49,469 circuits serving 2,151 private line customers. As part of its strategy to win and retain large corporate customers, the Company is implementing Virtual Private Network (“VPN”) technology and intends to encourage its use by private line customers. VPN technology should enable the Company to provide higher quality dedicated services while improving network efficiency and to better compete with the other data transmission service providers. In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. As of December 31, 2005, the Company had 289,931 ADSL subscribers, which reflects a 82.3% increase as compared to 2004.

Value-Added Services and Other Services

The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800-number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator from outside Venezuela), other country direct long distance calling services, video conferencing, web page hosting, enhanced fax service, audio text, 900 service in all parts of the country, data transmission services, computer network management, professional services, including outsourcing of telecommunications networks, and other intelligent network and data capabilities, all of which lead to higher usage of the Company’s network. The Company aims to capture the largest share of the market for value-added services by using its existing telecommunications resources.

Internet Access

The Company provides Internet access service through its wholly-owned subsidiary, CANTV.Net. CANTV.Net provides nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV.Net is the largest Internet service provider in Venezuela, serving 529,199 subscribers as of December 31, 2005. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, VPN, e-commerce solutions, portal kits and integrated products that include personal computers, Internet access, financing facilities and prepaid Internet access. In addition, CANTV.Net also provides Internet access through prepaid cards.

The Company is currently supporting Internet services through IP and the Metro Ethernet and backbone expansion.

In June 2006, the Company launched a wireless broadband Internet access offer, using Wi-Fi technology, called Zona ABA Wi-Fi (“Wi-Fi ABA Zone”). Initially, the Company will provide 52 free wireless access points (“hotspots”) in Caracas and two other cities, and expects to have about 100 hotspots available nationwide in one year. In the first phase, this service will be free for all broadband and dial-up subscribers, as well as for customers of other ISP. Later, this service will be free only for the Company’s broadband subscribers; dial-up subscribers and other ISP customers will be able to connect using the Company’s prepaid cards.

Directory Information Services

The Company provides telephone directory information services through its 80%-owned subsidiary Caveguías (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguías publishes telephone directories (“White Pages”) and business directories (“Yellow Pages”). It also operates an Internet portal that provides on-line access to the Company’s directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. Other directory services offered include: (i) Travel Guide, which provides tourism information, (ii) Mobile Guide, which gives cellular users access to commercial information and local, regional and national services, (iii) specialized guides for shopping malls, entertainment and events, aesthetics and beauty, (iv) Oil Guide CANTV, and (v) city map search to facilitate address searches. Caveguías derives revenues from sales of advertising space in its printed and electronic directories. Advertisers in the Company’s printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguías currently competes with all other major media suppliers in the sale of advertising.

Property, Plant and Equipment

The Company’s property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2005, the Company’s fixed assets comprised network facilities (77.7%), buildings and facilities (17.3%), other support assets (4.0%) and construction work in progress (1.0%).

The Company provides local, national and international telecommunications services in Venezuela through a full service telecommunications network. Pursuant to an expansion and modernization program, as of December 31, 2005 the Company maintains approximately 3,404,607 access lines in service and has increased its wireless subscriber base from 2,461,501 to 5,188,170 from December 31, 2001 to December 31, 2005. The percentage of digital access lines installed in the Company’s network has increased to 86.4% as of December 31, 2005. All of the Company’s international and domestic long distance switches are digital.

Capital investments during 2005 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of its CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in its Acceso a Banda Ancha (“ABA”) (Broadband Access) ADSL and other data product lines; and (iii) the integration and transformation of the Company’s information systems. The latter will provide the necessary system functionality to support the Company’s projected service offerings and improve operating performance. The Company’s 2006 capital expenditures are expected to be funded through internally generated cash.

In addition, the Company provides private network, data, public telephony, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company’s network, see “—Domestic Telephone Services,” “—International Long Distance Services,” “—Wireless Services” and “—Other Telecommunications-Related Services.”

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

Business Segments

Segment information for the Company’s two main business segments, wireline and wireless services, is set forth in Note 23 to the Audited Consolidated Financial Statements.

Rates

Refer to “—Regulatory Framework—Regulation and the Concession—Regulation of Tariffs and Price Controls” for a discussion on the regulatory framework affecting the Company’s rates.

Following negotiations between the Company and CONATEL, revised tariffs for basic telephony were established by CONATEL under the Telecommunications Law and further revised tariffs were published in the Official Gazette of Venezuela No. 37,454 on May 30, 2002, and were effective June 15, 2002 through

December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans: Plan Limitado (the “Limited Plan”), Plan Clásico (the “Classic Plan”), and Plan Habla Más por Menos (the “Talk More for Less Plan”). These three plans together with the existing Plan Tarifa Plana (the “Flat Rate Plan”) and the Plan Prepago (the “Prepaid Plan”) constitute what tariff regulation defines as mandatory plans and are required to be included in CANTV’s plans portfolio. This revision enabled the migration of formerly subsidized residential customers to higher rate plans, resulting in further rate rebalancing. In addition, the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. The Limited Plan is designed to serve lower usage segments; the Classic Plan is designed for clients with an average usage; and the Talk More for Less Plan provides for lower local tariffs as usage increases. Pursuant to the revised 2002 tariffs, the rates for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%. The tariffs applicable for 2002 were expected to be effective on January 1, 2002. However, given the complexity of the change in residential plans combined with the devaluation of the bolivar in February 2002 and the political events of April 2002, the agreements were delayed until June 2002.

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

In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs’ price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition, domestic long distance discounts were terminated while the tariffs and discounts for international long distance remained unchanged. This increase became effective on September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed-upon tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to Venezuela—Price controls and lack of adjustments to our fixed line tariffs to take into account increases in inflation adversely impact our results of operations.”

During 2003, no tariff increases in residential services were authorized and local residential service tariffs were included in the price control decree in force since February 2003. The price controls provided for in this decree are managed by the Ministry of Production and Commerce. The act of subjecting residential tariffs to price controls created a conflict as to which Government agency was responsible for regulating residential services: CONATEL, as established in the Telecommunications Organic Law of 2000, or the Ministry of Production and Commerce, pursuant to the governmental price control decree. CANTV began administrative legal proceedings to resolve the conflict.

On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunication services market) despite the price controls established by the Ministry of Production and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL. CANTV is still waiting for pending tariff approvals. Approximately 49% of the Company’s revenues are subject to regulation that are currently being impacted by the absence of tariff approvals.

Revised maximum tariffs were allowed for non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October of 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile tariffs for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% and 6.3% for residential and non-residential fixed to mobile tariffs and public telephony, respectively.

The Company’s revenues from local and domestic long distance telephone services consist of installation charges and charges for new lines, basic monthly recurring charges, usage charges, public telephony usage and equipment sales. All traffic is measured and billed based on duration and, in the case of domestic long distance calls, different tariffs apply based on the time of day when the call is made. A local and international call impulse is generated every 60 seconds. The call impulse for domestic long distance calls is generated every second. Nighttime consumption, which is less expensive than daytime consumption, is generally greater for residential customers.

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

Revenues from international telephone services are primarily derived from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls carried on their networks once outside Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside Venezuela and carried through the Company’s network in Venezuela. The Company charges its customers for outgoing international long distance calls based on the destination country, duration and time of day of the call and whether the call is direct-dial or operator assisted (station-to-station or person-to-person). International long distance rates do not vary between residential and non-residential customers, except for Cuba, Japan, Greece, Hong Kong, Honduras and the U.S. state of Hawaii. Payments to and receipts from international operators for incoming and outgoing calls are made and received pursuant to bilateral agreements between the Company and foreign telecommunications operators or private carriers under the auspices of the International Telecommunications Union. Settlement agreements govern the rates of payment by the Company to the foreign carriers for the use of their facilities in connecting international calls billed in Venezuela, and by the foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The currency and rates of payment under such agreements are negotiated with each foreign carrier. Such settlement agreements generally require that outgoing traffic be routed among foreign carriers in the same proportion as those operators carry incoming traffic to Venezuela. The practice among carriers is for payments due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier in the country in which the call is billed. Settlements among carriers are normally made monthly approximately six months in arrears on a net basis. Except for 2004, each of the past several years, the Company received settlement payments from foreign carriers in excess of payments made to such carriers.

Users of public telephones in Venezuela pay for calls based on the duration and destination of the call. CANTV bills all public telephone calls at a flat per minute charge. Domestic long distance calls from public telephones are charged based upon the time of day and the duration of the call at the non-residential rate. International long distance calls rates are the same tariffs applied to non-residential international long distance calls. Public telephones, which are available to make international long distance calls, are located in strategic places such as tourist and high-traffic areas.

Wireless postpaid subscribers are charged an activation fee, a basic monthly charge, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during “peak” or “off-peak” hours. Movilnet offers its postpaid customers 18 service plans, which vary in terms of price and services. Prepaid customers are charged an activation fee plus per-minute and per-second usage based on the number of minutes and seconds purchased. The Company currently sells a unique prepaid card named “Única” that can be used for wireless, wireline and Internet service. Prepaid clients may use the “Única” prepaid card on any one service, but it must be activated for wireless services first to use the card for multiple services. Prepaid cards are sold in different denominations.

Usage charges are based on a “calling party pays” principle under which Movilnet’s customers are charged only for calls they originate. Movilnet charges CANTV an access fee for calls terminating on Movilnet’s wireless network and CANTV charges Movilnet an access fee for cellular calls terminating on CANTV’s network. This access fee structure also applies to competing cellular service providers.

Billing

Since privatization, the Company has substantially improved its billing and collection systems by, among other things, providing detailed bills, issuing bills on a more timely basis, enabling payment through the Internet, offering credit card/debit card and bank draft payment options and significantly expanding the number of payment centers. Bolivar-denominated bills are sent to subscribers monthly. Large corporate customers may choose to receive their invoices in digital formats.

Accounts receivable collections have been negatively impacted due to the deterioration in the Venezuelan macroeconomic environment since 1998. In response to this dynamic, the Company developed strict collections and credit policies requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders and incorporating collection performance standards into their compensation packages. During 2005, CANTV made 2,705,618 temporary disconnections and permanently disconnected 335,390 residential and non-residential lines compared with 2,642,387 and 202,911 lines temporarily and permanently disconnected, respectively, in 2004. Permanently disconnected lines are aggressively reassigned to new customers following upfront credit history checks. During 2005, the Company’s uncollectibles provision expense was Bs. 35.1 billion compared to Bs. 83.1 billion in 2004. The Company’s provision for uncollectibles represents 0.7% and 2.2% of total operating revenues as of December 31, 2005 and 2004, respectively. The introduction and significant increase of prepaid customers have contributed to the decrease in uncollectible expenses.

The Company’s collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date.

Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently disconnected. CANTV charges a reconnection fee to the temporarily disconnected customer. Revenues from the reconnection charge were Bs. 15.3 billion for residential customers and Bs. 5.0 billion for non-residential customers for the year ended December 31, 2005. The Company also charges 12% per annum on overdue amounts from non-Government customers.

As of December 31, 2005, the average number of days that receivables remained outstanding was approximately 39 for wireline telecommunications customers, except Government entities, and 40 for wireless telecommunications customers. The methodology used to calculate the average number of days that receivables remained outstanding is the “Average Billing Method”, which consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by 30.

The average number of days that receivables remained outstanding from Government entities was approximately 187 days for wireline telecommunications and 173 for wireless telecommunications as of December 31, 2005, compared to 166 and 186 days, respectively, as of December 31, 2004. Accounts receivable from Government entities increased 24.5% during the year to Bs. 272.8 billion at December 31, 2005 from Bs. 219.2 billion at December 31, 2004.

The amounts that Government entities pay for telecommunication services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of this budget process, a number of Government entities have not paid the Company on a timely basis for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. This budget process applies to both centralized and decentralized Government entities, in which centralized entities signed agreements for payments supporting the budget while most decentralized entities’ payments are not supported by agreements but instead depend on other administrative processes. As a result, the loss in value attributable to inflation and unpaid interest related to overdue amounts owed and not paid to CANTV by Government entities is significantly greater than the amounts reflected as the book value of such overdue amounts currently outstanding. On November 3, 1999, the Venezuelan National Congress (currently the National Assembly) passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 43.3 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 6.6 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 63.6 billion related to amounts owed from prior years representing 49.5% of the outstanding balance at December 31, 2001. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7.7 billion. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billing related to electoral processes. During 2005, all collections were received in cash. As a result of the effects of inflation and devaluation, the present value of amounts owed by Government entities to the Company has been reduced substantially. The Company has recorded adjustments reducing revenues by Bs. 3.2 billion and Bs. 9.9 billion for 2005 and 2004, respectively, which have reduced the present value of the accounts receivable from Government entities, due to the projected delay in payments, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. See Note 12 to the Audited Consolidated Financial Statements.

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

Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications service providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of May 31, 2006, after the opening of the telecommunications market to competition, the Venezuelan telecommunications market is composed of two integrated service providers, CANTV and Movistar; wireless service providers, such as Movilnet, Movistar, Digitel, Digicel and Infonet; fixed wireless service providers, such as Movistar, Digitel and Digicel; data transmission service providers, such as Impsat, Comsat, Bantel, Viptel, and Texcom; Internet Service Providers, such as CANTV.Net, Movistar, Etheron, Genesis Telecom, SuperCable, NetUno, Intercable, CNTI and IFX Networks; paging operators, such as Telemensajes Metropolitanos and TeleKontacto; trunking service providers, such as Americatel, Radio Móvil Digital and Conmóvil; and Cable TV operators, such as SuperCable, NetUno and Intercable, including DirecTV (via satellite transmission). These telecommunications service providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors target large clients, top-tier non-residential customers and high-income residential customers, and also believes that this has not significantly impacted the Company. As of May 31, 2006, Movistar and NetUno were operating as local service providers. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

At the end of 2004, the Government founded CVG Telecom to provide data transmission and other services through fiber-optic and Internet Protocol platforms to the north-central area and the Guayana region located in the south-east of Venezuela. CVG Telecom has obtained administrative licenses to provide Internet services nationwide and basic fixed telephony services in four regions of the country.

On January 19, 2006, Telvenco S.A., a subsidiary of Cisneros Group of Companies, agreed to acquire Venezuelan mobile operator Digitel from TIM International for U.S.$425 million. The transaction also included the merger of the assets of two regional carriers, Infonet and Digicel. On May 18, 2006, CONATEL approved the transaction subject to compliance with certain future performance requirements, including the installation of 15% of fixed lines in a three-year period based on the total number of its wireless subscribers, as well as 0.3% of public telephones (including communication centers).

CONATEL intended to auction concessions for frequencies to provide LMDS in each of five regions of Venezuela. LMDS is a fixed wireless service that offers broadband access and fast data transmission. On April 2, 2001, CONATEL temporarily suspended the auction process for LMDS and has not yet announced a new date for the LMDS auction.

CANTV continuously evaluates the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2006, the Company does not believe that in the short term any temporary loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

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

Corporate Image

The Company promotes its image through advertisements based on nationwide and regional mass campaigns via television, radio and print media. A significant effort has been made to target the messages to each particular segment of the market by its business unit. In September 2000, CANTV launched a corporate logo and image in a nationwide campaign to reflect the changes that the Company had made in preparation for open-market competition. The campaign emphasized the open communication between the Company and its customers, adopting a new slogan “comunicación abierta” (“open communication”) and reaffirmed its commitment to become a world-class telecommunications company by offering innovative products and quality services. During 2000, CANTV made public its donations to nonprofit organizations through a massive advertising campaign to demonstrate the Company’s good corporate citizenship. In addition, in April 2001 Movilnet and CANTV.Net changed their logos to resemble CANTV’s logo, as part of a brand name unification strategy. In 2004, using the same graphics and font, Movilnet adopted a new slogan “más Movilnet, más vida” (“more Movilnet, more life”) and a new co-branding logo emphasizing the relationship between CANTV and Movilnet. This repositioning effort aims to increase the Company’s appeal to the youth and high value segments while highlighting the quality of the cellular network. Additionally, in order to reinforce its new corporate image, the Company has changed the names of its operating units as part of an organizational restructuring. During 2004, CANTV has reinforced the promotion of social initiatives, mainly with Superaulas (“Super classrooms”), aluminum vans equipped with modern computers and broadband, which provide access to the new technologies of information and communication to children who attend elementary schools located in rural areas. This new project demonstrates the Company’s social responsibility and has been received positively throughout the country. In June 2005, CANTV launched a new slogan “abrimos horizontes” (“we open horizons”), with the purpose of opening new ways of communication, anticipating and responding to the needs of the Venezuelan community. CANTV plans to develop new products that will provide the means of communication for more people and enterprises.

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the Company’s activities, including the rates it charges for telephone services. The principal components of this regulatory framework have been created by (1) the Telecommunications Law, which supersedes the former telecommunications law enacted on August 1, 1940; (2) the telecommunications regulations established on November 24, 2000 (collectively, the “Telecommunications Regulations”), composed of (i) the Reglamento de Apertura del Servico de Telefonía Básica (the “Regulations for Basic Telephony Services”), (ii) the Reglamento de Interconexión (the “Interconnection Regulations”); (iii) the Reglamento de la Ley Orgánica de Telecomunicaciones Sobre Habilitaciones Administrativas y Concesiones de Uso y Explotación del Espectro Radioeléctrico (the “Administrative and Concessions Regulations”); (3) the Concession; (4) the Cellular Concession; (5) the “Value-Added Services Concession”; (6) the Agreement dated February 21, 2000 between CANTV and CONATEL; (7) the new price control framework for telecommunications services adopted on February 13, 2003; and (8) the Providencia Administrativa sobre Parámetros de Calidad de Servicio para los Servicios de Telefonía Fija Local, Larga Distancia Nacional, Larga Distancia Internacional y Telefonía Móvil (the “Regulations for Quality Service”), enacted on June 28, 2004.

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

In February 2000, CANTV entered into the Agreement with CONATEL regarding the rate structures and previously regulated services under the Concession including rate rebalancing and service level mandates. The Agreement superseded the Concession with respect to subject matter specifically referred to therein and the Concession continued to control as to subject matter not specifically covered by the Agreement. In the event of a conflict between the Agreement and the Concession, the Agreement controlled. See “—The Agreement.” Since 2001, the Telecommunications Law and the Telecommunications Regulations govern and regulate telecommunications activities. The Concession and the Agreement control specific items not included or regulated in the Telecommunications Law and the Telecommunications Regulations.

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

The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective March 11, 2001 and a new tariff-setting system, which has been used in principle as the framework for the adjustment of the rates which the Company charged since that date. See “—Regulation of Tariffs and Price Controls.”

Amendments to the Regulatory Framework

The Telecommunications Law, enacted on June 12, 2000, provides the general legal framework for the provision and regulation of telecommunications services in Venezuela with the stated objectives of establishing the conditions for fair competition between operators and service providers, setting the rules on tariffs and interconnection, developing and modernizing telecommunications systems, and at the same time obtaining and establishing universal service contributions. The Telecommunications Law respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for an equitable tax regime.

The Telecommunications Law establishes CONATEL as an independent regulatory body in charge of overseeing the implementation of regulations pursuant to the established framework for a new competitive market. It also considers the provision of telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation and includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the present tariff structure, in principle providers are free to set their own rates unless there is insufficient competition in which case certain telecommunications services would become subject to tariff regulation. In the event of insufficient competition, CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. Presently, CONATEL regulates CANTV’s fixed telephone services tariffs under a tariff-setting system until meaningful competition is achieved. Pro-Competencia is the agency with the authority to designate a company as having a dominant position in the market. See “—Regulation of Tariffs and Price Controls.”

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas. Also, a research and development fund (the “Research and Development Fund”) was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology. In May 2006, CANTV signed an agreement with CONATEL to provide for the installation, operation, administration and maintenance of telecommunications infrastructure related to the Universal Service Fund. Under this agreement CANTV will provide for the connectivity of the civil records’ and notaries’ offices of the Ministry of Interior and Justice. The funding for this infrastructure will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV after five years, subject to certain conditions.

The Telecommunications Law also provides for a tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. These taxes are: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax that was set at 4.5% of annual revenues in the year 2000 and subject to decreases of 1.0% per annum until 2005 after which time the supplemental tax was eliminated, and no supplemental tax will be paid thereafter.

On November 24, 2000, the Regulations for Basic Telephony Services, the Administrative and Concession Regulations and Interconnection Regulations were published and together with the Telecommunications Law opened the telecommunications services sector in Venezuela to free competition. Prior to the enactment of the Telecommunications Law and the Telecommunications Regulations and pursuant to the Concession, the Company had the right to provide fixed local telephone services and domestic and international long distance telephone services and international long distance services on an exclusive basis until November 27, 2000, except in limited circumstances.

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

Pursuant to the Interconnection Regulations, operators are required to make available to other operators soliciting interconnection the essential resources of their network needed to render telecommunications services, including call transport, origination and termination of calls for fixed, wireless and mobile local services, subscriber numbers, sufficient information for billing and collection, systems used in transmission or routing of calls, signaling and network access for “smart” features, and operator and directory assistance. The Regulations also included provisions governing third-party billing and collection requests. CANTV is currently developing a billing and collection model to effectively comply with the regulations and to enter into agreements with other operators that will allow customers to access different operators without a pre-subscription. This billing and collection system, when completed, will facilitate the capture of customers through a defined billing method. Signaling, the process of sending information between two parts of a network to control, route and maintain a telephone call, is also required to be provided using Signaling System 7 (“SS7”) (the installation of which was completed by CANTV in 2004), employing as many separate channels as may be necessary to establish interconnections and optimal use of the network. The Interconnection Regulations also require CANTV to provide at least one centralized point of interconnection in each local area for local traffic and one centralized point of interconnection for each central long distance office. New market entrants are required to provide less points of interconnection than CANTV.

New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, pursuant to the Interconnection Regulations CONATEL must establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements. Until November 2002, in case of disagreement among the parties, CONATEL set interconnection charges based on a benchmark study. After that date, a long run incremental cost model was planned to be used to set the charges. As of June 29, 2006, CONATEL has not finalized the model.

Interconnection agreements entered into prior to the enactment of the Interconnection Regulations remained in force provided they were amended to conform to the Interconnection Regulations on or before May 24, 2001. Prior to the enactment of the Interconnection Regulations, interconnection charges were based on tariffs established by the Company. The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Currently, the Company has entered into interconnection agreements with all fixed and/or mobile operators with administrative licenses granted by CONATEL who have requested interconnection with CANTV, including Movilnet, Movistar, Digitel, Digicel, Infonet and Veninfotel; and long distance operators including Entel, Multiphone, LD Telecom, Totalcom, Etelix, New Global Telecom, Convergence, Convergia, Intercall and Intercable. The Company is currently in negotiations with CVG Telecom. Interconnection charges negotiated with mobile and fixed operators exceeded CONATEL’s benchmark values, while interconnection charges for long distance operators equaled the benchmark. In addition to negotiations with new incoming operators, CANTV executed other interconnection agreements with mobile and fixed operators during 2004. CANTV executed an interconnection agreement with fixed operator Intercable in 2005.

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

CONATEL has established the general conditions required to obtain an administrative license with the stated objectives of providing adequate telecommunications services, consumer protection, free competition among operators, efficient and effective numbering administration, satisfaction of technical and service quality obligations for interconnection, and universal service contributions, among others. CONATEL is required to evaluate requests for administrative licenses within 30 days of their solicitation starting on November 28, 2000. Administrative licenses have a term of up to 25 years, are subject to renewal and may only be granted to persons or entities domiciled in Venezuela.

Administrative licenses for each service requested are subject to compliance with a set of specific criteria. The specific criteria are based on technological convergence and on the services promoted by the Telecommunications Regulations. While fixed local service operators are not subject to certain minimum service obligations applicable to domestic long distance service operators, they are required to have exchange facilities or access to exchange facilities, and be able to satisfy the demand for fixed local services in their assigned area. Also, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.4% of its access lines as of December 31, 2005. Domestic long distance operators are required to service all of the newly established five national geographical regions within two years following the receipt of an administrative license for this service. International long distance operators are required, at a minimum, to provide international long distance service between Venezuela and the United States, Colombia, Spain, Italy and Portugal within one year of obtaining an administrative license for this service and provide, within their second year of service, international long distance service between Venezuela and Ecuador, Peru, Mexico, Bolivia, Brazil and Canada.

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

Network Expansion, Modernization and Regulation for Quality Service

The Concession required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones each year until 2000. In accordance with the Concession, the Company filed with CONATEL certain network expansion and modernization plans. Each annual plan has been subject to CONATEL’s approval. On June 28, 2004, CONATEL enacted the Regulation for Quality Service, a new regulation for quality and service standards for Basic Telephony Services and Mobile operators effective in January 2005. The guidelines for the market opening in Venezuela included certain quality service standards that incorporate minimum and maximum targets. These guidelines were CONATEL’s basis to issue the Regulation for Quality Service applicable to all basic telecommunication services operators. This regulation established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which operators have an adaptation period of up to three quarters to reach minimum and maximum targets established, which expired on December 31, 2005. Beginning in 2006, operators are required to present a quarterly report with the indicators by month and region, in which specific monthly deviations are permitted, and comply with the annual targets established by CONATEL. Annual targets and measurement methodology are subject to revision every two years. Defaults in compliance with these quality standards incur fines and total or partial revocation of the attributes and concessions granted nationwide or in specific regions.

The Company believes it will be in compliance with the annual quality standards established for Basic Telephony and Mobile Services under the Regulation for Quality Service, including indicators such as number of calls completed, waiting time and outages, among others. Some specific monthly deviations reported are being monitored and actions have been taken to comply with the 2006 annual targets established.

The Telecommunications Law and the Regulation for Basic Telephony Services provide additional obligations for operators, such as the installation of a signaling system for interconnections based on the SS7 protocol and the installation of a minimum equivalent of 3% of lines in use in public telephones.

Rate Regime for Basic Telephony Services

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

The increase in CANTV’s tariffs did not, in all cases, fully offset the effects of inflation. Further, the price-cap mechanism was not always implemented as described in the Concession. CONATEL sometimes delayed the approval of rate increases, or did not approve the full tariff increases allowed by the Concession’s price-cap mechanism. In other cases the Company decided not to implement the full increase authorized for competitive or other reasons. In 1998, all four tariff increases were approved with minimal delay. In the first three quarters of 1998, CANTV did not increase domestic long distance rates by the full amount permitted based on competitive pricing strategies. In 1999, CANTV received authorization for a rate increase effective January 1, 1999 and in March 1999, CONATEL approved a tariff increase, which became effective on April 30, 1999. At the request of CONATEL, CANTV agreed not to implement the rate increase permitted pursuant to this authorization for basic residential rent.

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

In February 2000, CONATEL and the Company entered into the Agreement allowing CANTV to increase rates in 2000. During 2000, two successive tariff increases went into effect on March 23, and June 16, respectively. See “—The Agreement” and “—Regulation of Tariffs and Price Controls” for a discussion of the new rate regime.

The Agreement

Under the Agreement, CANTV was permitted to make an adjustment to its tariffs effective March 23, 2000 and June 16, 2000. The tariffs provided for under the Agreement were effective until March 10, 2001. On February 19, 2001, pursuant to the Telecommunications Law, CANTV reached an agreement with CONATEL for the approval of new tariffs effective March 11, 2001 and a new tariff-setting system, which has been used in principle as the framework for the adjustment of the rates which the Company charged since that date. See “—Regulation of Tariffs and Price Controls.”

The Agreement was entered into by CANTV and CONATEL following CONATEL’s denial of the tariff increase permitted under the Concession following CANTV’s last tariff increase under the Concession effective April 30, 1999. Newly appointed representatives of CONATEL had expressed their disagreement with the Concession’s price-cap mechanism and informally took the position that since CANTV failed to satisfy certain of the Concession’s service mandates, it should not be entitled to rate increases. In essence, CONATEL linked rate increases permitted under the Concession to the fulfillment of the Concession service mandates. The Company believed that such a link was not contemplated in the Concession. As a result, on July 12, 1999, CANTV took the first step in instituting a breach of contract action and damage claim by starting a preliminary administrative procedure before the Attorney General. CANTV temporarily suspended the procedure in September 1999 when CANTV and CONATEL signed a letter of understanding that named two independent international telecommunications experts to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information for 12 other countries. As set forth in the letter of understanding, the experts presented their recommendations to CANTV and CONATEL. Following receipt of the recommendation of the experts, which were nonbinding, both entities entered into the Agreement, which provided for revised tariffs. See “—Network Expansion, Modernization and Regulation for Quality Service.”

The Agreement introduced seven residential service plans in substitution for the basic, intermediate and premium plans previously in effect. Customers were switched automatically from their existing calling plans to the new plans under the Agreement. Additionally, customers were able to switch twice without cost among calling plans within one year. These plans, on average, increased the tariffs of the plans they were replacing by 11% and also called for a reduction of free minutes. Free minutes were reduced to 40, 65 and 90 minutes compared to 60, 100 and 150 minutes in the old plans. The Agreement introduced a prepaid plan for less affluent customers. The prepaid plan provided attractive tariffs initially established at a minimum of Bs. 10,000 for two months and a Bs. 60.32 charge per minute on local usage. A new premium public telephony plan is available in hotels and higher income level areas. The new tariffs also included a special plan for Internet users with basic rent at Bs. 40,220 per month and 2,500 free minutes, that became a flat rate plan in 2001, and a charge per minute on local usage, which decreased with increases in usage.

Under the Agreement, tariffs on Plans D and E (see “—Regulation of Tariffs and Price Controls” below) could be modified by CANTV without the authorization or approval of CONATEL up to a maximum basic monthly charge of U.S.$80. The only requirement was to publish changes in two national papers at least 15 days before their effective application and send a notification to CONATEL. CANTV could also offer additional plans, but in no instance could the basic rent exceed U.S.$80.

The Agreement advanced the rebalancing process between long distance tariffs and local tariffs, by reducing outgoing international long distance weighted average rates by approximately 35%. Under the terms of the Agreement, outgoing international long distance rates were reduced in some cases by 68%, depending on the country. Domestic long distance rates were combined into one nationwide plan with a weighted average of U.S.$0.1875 per minute.

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

Regulation of Tariffs and Price Controls

Pursuant to the Regulations for Basic Telephony Services, CONATEL established the new tariff-setting system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new tariff-setting system, CONATEL is responsible for setting the maximum tariffs every six months applicable to CANTV as the established operator in the telecommunications services market in Venezuela taking into account, as a basis, the official indices for inflation and devaluation. As a practical matter, the tariff-setting mechanism involves a series of negotiations between CONATEL and CANTV, including an assessment of the Company’s cost structure to determine the relevant basis for the compound index of adjustment (“ICA”) for the proposed revised maximum tariffs based on the projected changes in the WPI and the rate of devaluation (“ROD”) as a result of the assessment of the Company’s cost structure over a given measurement period from projected rates. Under the current tariff-setting system, the maximum tariffs are adjusted based on a formula tied to the WPI and the ROD in the bolivar with a higher weight given to the cumulative percentage change in the WPI. This price-cap formula is used to calculate an ICA based on the cumulative percentage change in the WPI and the ROD over a given measurement period from projected rates. Under the negotiations and the agreements reached between CANTV and CONATEL, the tariff-setting system provides for an extraordinary readjustment to the established tariffs based on deviations above monthly projected estimates of the ICA established in the agreements reached each year.

On February 19, 2001, pursuant to the new tariff regulations, CANTV and CONATEL reached an agreement establishing the maximum tariffs for 2001, with two adjustments in that year. The first was effective March 11, 2001, and the second was effective July 1, 2001. The cumulative adjustment was 5.70% in all basic services, including residential, non-residential and public telephones, except for domestic and international long distance services.

Following negotiations between the Company and CONATEL, revised tariffs for basic telephony were established by CONATEL under the Telecommunications Law and further revised tariffs were published in the Official Gazette of Venezuela No. 37,454 on May 30, 2002 and effective June 15, 2002 through December 31, 2002. In connection with the revised tariffs, the Company simplified the existing tariff structure by replacing the five existing residential plans with three plans: the Limited Plan, the Classic Plan, and the Talk More for Less Plan. These three plans, together with the existing Flat Rate Plan and a Prepaid Plan, constitute what tariff regulation defines as mandatory plans and are required to be included in CANTV’s plans portfolio. This revision enabled the migration of formerly subsidized residential customers to higher rate plans resulting in further rate rebalancing. In addition the revised tariff structure also enabled the Company to better serve customers’ needs according to their usage patterns. The Limited Plan is designed to serve lower usage segments; the Classic Plan is designed for clients with an average usage; and the Talk More for Less Plan provides for lower local tariffs as usage increases. Pursuant to the revised tariffs, the 2002 rates for (i) residential basic rent increased 43%; (ii) residential local usage decreased 9%; (iii) non-residential basic rent and usage, domestic long distance (both residential and non-residential) and other miscellaneous services increased approximately 20%; (iv) international long distance increased approximately 13% and (v) public telephony increased approximately 23%. The tariffs applicable for 2002 were expected to be effective January 1, 2002; however, given the complexity of the change of residential plans combined with the devaluation of the bolivar in February 2002 and the political events of April 2002, the agreements were delayed until June 2002.

In August 2002, the rates for fixed to mobile connections were subject to a further adjustment as a result of the impact of the accelerated devaluation of the bolivar. The average adjustment resulted in an approximate 15% additional increase in the rates for local and domestic long distance calls from fixed to mobile. This increase became effective August 31, 2002.

In September 2002, the revised tariffs agreed to in May 2002 were subject to an extraordinary adjustment pursuant to the revised tariffs’ price-cap adjustment system. Tariffs for basic rent (residential and non-residential), local services (residential and non-residential), domestic long distance, public telephony and other miscellaneous services increased approximately 4%. In addition, domestic long distance discounts were terminated and the tariffs and discounts for international long distance remained unchanged. This increase became effective September 16, 2002.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events in Venezuela, none of the agreed tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime, by resolution published on February 13, 2003.

In April 2003, revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October of 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile tariffs for residential, non-residential and public telephone services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% and 6.3% for residential and non-residential fixed to mobile tariffs and public telephony, respectively. No additional increases were approved in 2004 and the Company and CONATEL did not hold negotiations to reach any agreement on any tariffs.

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

The following table sets forth information regarding the Company’s rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from July 1, 2001, through December 31, 2005:

	Maximum Tariffs Effective from July 1, 2001 through June 14, 2002	Maximum Tariffs Effective from June 15, 2002 through March 31, 2003	Maximum Tariffs Effective from April 1, 2003 through April 26, 2003	Maximum Tariffs Effective from April 27, 2003 through June 30, 2003	Maximum Tariffs Effective from July 1, 2003 through August 14, 2003	Maximum Tariffs Effective from August 15, 2003 through September 30, 2003	Maximum Tariffs Effective from October 1, 2003 through December 31, 2005
Residential Services
Installation
Primary line	48,931.82	58,589.81	60,912.60	60,912.60	60,912.60	60,912.60	60,912.60
Secondary line	13,593.99	16,271.57	16,922.43	16,922.43	16,922.43	16,922.43	16,922.43
Subscription
Without equipment	49,710.19	59,501.49	61,881.55	61,881.55	61,881.55	61,881.55	61,881.55
Basic Monthly charge
Primary line
Plan A	5,315.34	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	8,155.05	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	9,172.24	N/A	N/A	N/A	N/A	N/A	N/A
Plan D(1)	14,271.42	N/A	N/A	N/A	N/A	N/A	N/A
Plan E(1)	18,860.02	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	44,979.07	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	6,173.43	6,420.37	6,420.37	6,420.37	6,420.37	6,420.37
Plan II	N/A	10,450.97	10,848.21	10,848.21	10,848.21	10,848.21	10,848.21
Plan III	N/A	13,145.15	13,670.96	13,670.96	13,670.96	13,670.96	13,670.96
Plan IV	N/A	53,838.50	55,992.04	55,992.04	55,992.04	55,992.04	55,992.04
Local usage (per minute)(2)
Plan A	33.06	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	23.39	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	21.36	N/A	N/A	N/A	N/A	N/A	N/A
Plan D(1)	18.77	N/A	N/A	N/A	N/A	N/A	N/A
Plan E(1)	17.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	7.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	44.70	46.49	46.49	46.49	46.49	46.49
Plan II	N/A	31.93	33.21	33.21	33.21	33.21	33.21
Plan III
From 61’ to 240’	N/A	27.67	28.78	28.78	28.78	28.78	28.78
From 241’ to 480’	N/A	25.55	26.57	26.57	26.57	26.57	26.57
From 481’ to 900’	N/A	22.35	23.24	23.24	23.24	23.24	23.24
From 901’ to 1,800’	N/A	18.09	18.81	18.81	18.81	18.81	18.81
Over 1,800’	N/A	12.77	13.28	13.28	13.28	13.28	13.28
Plan IV(3)	N/A	14.11	14.11	14.11	14.11	14.11	14.11
Wireline Prepaid	63.83	67.94	70.66	70.66	70.66	70.66	70.66

Non-residential Services
Installation
Primary line	52,988.56	63,425.60	65,962.62	70,467.00	75,923.92	75,923.92	81,802.40
Secondary line	16,758.82	20,059.77	20,862.16	22,287.00	24,012.64	24,012.64	25,871.85
Subscription
Without equipment	97,815.83	117,062.39	121,765.69	130,082.00	140,154.03	140,154.03	151,005.60
Basic Monthly Charge
Primary line	15,742.67	18,843.47	19,597.00	23,159.98	24,587.01	24,587.01	26,101.96
Secondary line	1,946.19	2,331.92	2,425.20	2,866.10	3,042.70	3,042.70	3,230.17
Local usage (per minute)(4)	28.04	33.56	34.90	38.39	40.76	40.76	43.27
Domestic Long Distance(5)
Residential	128.63	153.97	159.60	159.60	159.60	159.60	159.60
Non-residential	128.63	153.96	159.60	180.00	188.40	188.40	197.40
International Long Distance(5)	462.47	521.80	435.34	435.34	435.34	434.95	432.67
Public Telephone Service(5)
Local Call	25.25	30.87	32.10	34.00	36.72	36.72	39.00
Domestic Long Distance	128.63	153.96	159.60	180.00	188.40	188.40	197.40
Premium	47.23	50.27	52.28	55.00	60.18	60.18	65.55

(1)	CANTV was permitted to modify Plans D and E and create new plans subject to a maximum basic monthly recurring charge of U.S.$62.61 and U.S.$64.91, respectively. These rates were originally issued in Venezuelan bolivars and translated into U.S. dollars at the exchange rate of Bs. 718.75 per dollar as of July 1, 2001.
(2)	Figures represent usage in excess of free minutes.

(3)	Local calls from CANTV’s network to other operator’s network (fixed to fixed traffic) are not included in the flat rate plan.
(4)	Non-residential customers do not receive free minutes.
(5)	Charge per minute.

Under the tariffs established by CONATEL applicable to the rates CANTV charged until June 2002, certain calling residential plans were modified from the changes introduced by the Agreement. Additionally, new tariffs approved by CONATEL and effective from June 15, 2002 to December 31, 2002, changed previous residential plans by introducing three new tariff plans to replace the five existing plans, while maintaining a flat rate plan and prepaid services. The following table sets the plans’ differences for the years 2000, 2001, and 2002 to 2005:

	Residential Service
	2000	2001	2002 to 2005
	(free minutes per month)
Plan A—Adjusted Plan	40	50	N/A
Plan B—Discrete Plan	65	65	N/A
Plan C—Moderate Plan	90	90	N/A
Plan D—Efficient Plan	360	360	N/A
Plan E—Large Plan	600	600	N/A
Plan F—Free Plan	2500	Unlimited	N/A
Plan I—Limited Plan	N/A	N/A	50
Plan II—Classic Plan	N/A	N/A	50
Plan III—Talk More for Less Plan	N/A	N/A	60
Flat Rate Plan	N/A	N/A	Unlimited

Residential customers can chose between five plans: four are postpaid plans (Limited Plan, Classic Plan, Talk More for Less Plan and Flat Rate Plan) and one prepaid (Prepaid Plan).

The Limited Plan requires that the customer have only one telephone line and is limited to a maximum of 120 local minutes of average monthly use per quarter. If customers exceed this limit, they are automatically transferred to the Classic Plan.

In addition, the Company offers Free Nights and Weekends and Expanded Nights and Weekends flat rate plans and “Plan Nacional 3000” for domestic long distance, and offers Preferred Country, Mi Destino (“My Destiny”), Mi Super Destino (“My Super Destiny”) and Mi Mega Destino (“My Mega Destiny”) discount plans for international long distance and Habla por Llamadas (“Talk by Calls”) for local services. Tariffs for these offerings are not required to be approved by CONATEL.

Finally, wireless tariffs are unregulated, and only require information to be filed with CONATEL 15 days before the tariff’s effective increase date.

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

Among the primary objectives of the Telecommunications Law is the provision of an up-to-date regulatory framework for the newly opened telecommunications sector that offers customers the benefits of a competitive environment. It respects all previously conferred rights and duties, including obligations under interconnection agreements among operators, and provides for the deregulation of tariffs and an equitable fiscal regime. Under the Telecommunications Law, telecommunications services are offered on a competitive basis, and universal and public service obligations are shared by telecommunications service providers as determined by CONATEL. It also adopted a new tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replaced the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. See “—Concession and Other Fees.” The Telecommunications Law includes provisions that provide for mandatory interconnections using cost-based charges to stimulate the commencement of effective competition, eliminate cross-subsidies and promote self-regulation of the sector. It also contemplates rights-of-way guarantees, number portability and long distance operator pre-subscription. The Telecommunications Law provides for the creation of a universal fund and a research and training fund. See “—General” and “—Amendments to the Regulatory Framework.”

CONATEL divided the regulated services among basic or local service providers, domestic long distance providers and international long distance providers, allowing several providers to operate in all three service areas. With the opening of the telecommunications market to competition in Venezuela, CANTV is subject to competition in all areas of its business.

Basic Telephone Services

Basic telephone services include fixed local services, domestic long distance and international long distance services. As of May 31, 2006, companies such as Movistar, Genesis Telecom, Digicel, Digitel, Infonet and Intercable have obtained concessions from CONATEL to provide fixed wireless telephone services. As of May 31, 2006, companies such as Movistar, Convergence, Veninfotel and Intercable, have obtained administrative licenses from CONATEL to provide fixed local telephone services and domestic and international long distance services. Entel, Multiphone, New Global Telecom, Totalcom and Intercable, have obtained an administrative license to provide domestic and international long distance services. As of May 31, 2006, companies such as Etelix, LD Telecom, Intercall, Convergia and Intercable have obtained administrative licenses from CONATEL to provide international long distance services.

The Company, like most Latin American telephone companies, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and “call-back” services (despite the illegality of call-back services in Venezuela). As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company has introduced different discount plans for International Long Distance Services to offer alternative plans competitive with those of other international service providers. These plans include Preferred Country, My Destiny, My Super Destiny and My Mega Destiny. CANTV offers the “Isla Margarita” international prepaid calling card, which is being initially distributed in the state of Florida, U.S. This product is designed to capture international incoming traffic originating in the U.S. and take advantage of that country’s growing Latino market.

CANTV is continuously evaluating the impact of the new market entrants on its market share for basic telephone services. As of May 31, 2006, the Company does not believe that, in the short term, any loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations.

Public Telephone Services

As of May 31, 2006, CANTV, Movistar, Infonet, Digitel and Digicel were the legal providers of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.4% of its access lines as of December 31, 2005.

Wireless Telephone Services

The Company faces competition in wireless services from Movistar, Digitel and Infonet. Movistar began its operations one year earlier than Movilnet, and Digitel began its operations in 1999. According to figures published by CONATEL, Movilnet’s market share was approximately 37% and 42% at December 31, 2004 and 2005, respectively, Movistar’s market share was approximately 45% and 42% at December 31, 2004 and 2005, respectively, and Digitel’s market share was 16% and 13% at December 31, 2004 and 2005, respectively.

On March 8, 2004, Bellsouth Corporation, the former majority shareholder of Telcel, C.A., sold its interests in its 10 Latin American operations (including Telcel, C.A. in Venezuela) to Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica. Beginning in April 2005, Telcel, C.A. changed its market branding to Movistar, as part of a Telefónica Móviles campaign to unify the brands of all its subsidiaries. Telefónica, through its subsidiary Telefónica Venezuela Holding B.V., continues to hold a 6.91% interest in CANTV.

On January 19, 2006, Telvenco S.A., a subsidiary of Cisneros Group of Companies, agreed to acquire Venezuelan mobile operator Digitel from TIM International for U.S.$425 million. The transaction also included the merger of the assets of two regional carriers, Infonet and Digicel. On May 18, 2006, CONATEL approved the transaction subject to compliance with certain future performance requirements, including the installation of 15% of fixed lines in a three-year period based on the total number of its wireless subscribers, as well as 0.3% of public telephones (including communication centers).

Beginning in November 2000, the Government started the auction of frequencies for WLL services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and three permits in each region were auctioned. CANTV was not permitted to participate in the WLL auction. Movistar, Genesis Telecom, Entel, Millicom International Cellular, S.A. (“Millicom”), Digicel and Digitel were the companies awarded concessions for wireless services. Additionally, companies with existing facilities in Venezuela have fulfilled requirements to obtain operator licenses in basic fixed telephone service based on the new regulations. Convergence, Veninfotel and Movistar have obtained operator licenses to provide local, domestic and international long distance services. New Global Telecom has an operator license to provide domestic and international long distance services. The following table summarizes the WLL auction results:

	Wireless Local Loop (WLL) auction(1)
	Capital Region	Andean Region	Central Region	South-East Region	West Region
Granted to:
Frequency A	Movistar	Movistar	Deferred	Movistar	Movistar
Frequency B	Genesis Telecom	Genesis Telecom	Movistar	Genesis Telecom	Genesis Telecom
Frequency C	Entel	Millicom	Genesis Telecom	Digicel	Digitel

Auction close price (U.S.$):
Frequency A	2,500,000	1,500,000	Deferred	800,000	1,000,000
Frequency B	3,800,000	860,000	4,300,000	560,000	400,000
Frequency C	1,500,000	800,000	1,200,000	300,000	720,000

(1)	Information source: CONATEL

On May 2, 2006, CONATEL revoked the concessions granted to Movistar, Genesis Telecom, and Entel, due to inadequate use of the spectrum assigned under these concessions.

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

On April 1, 2005, CONATEL published in the Official Gazette of Venezuela No. 38,157 an administrative ruling covering compulsory record-keeping for cellular service providers. According to these rules, cellular service providers should request that their new subscribers (prepaid and postpaid) provide a photographic I.D., address, fingerprints and signature and save this information in a digital database. Additionally, the cellular service providers should have a record of all calls including: (i) time and date of the call, (ii) cellular number that makes the call, (iii) cellular number that receives the call, (iv) geographic locality and radio-base address of the cellular number that makes the call, and (v) geographic locality and radio-base address of the cellular number that receives the call. The cellular services providers should save this information for the last 15 months for each subscriber. Current cellular subscribers prior to the publication of this administrative ruling should also provide all the information required. This administrative ruling also requires cellular service providers to keep a record of all prepaid card activations which should have: (i) the serial number of the prepaid card, (ii) the time and date of the activation, (iii) the cellular number that made the activation, and (iv) if it is technically feasible, the geographic locality and radio-base address where the activation was recorded. The cellular service providers should maintain records of this information for at least the last 20 prepaid card activations for each subscriber. All this information could be requested by Government security agencies at any moment, and the cellular service providers should submit them expeditiously. The cellular service providers should run information campaigns for at least 120 days for their subscribers in order to start the personal information submission, and should make the corresponding changes to their cellular line activation contracts and their databases, to comply with these rules within 90 days.

Other Services

There are other data transmission service providers in the market. CANTV.Net is one of the two largest Internet service providers in Venezuela with an estimated market share of over 80%, according to figures published by CONATEL.

Competition in the services provided by the Company may arise from a variety of new entrants, including telecommunications service providers from other countries. Such competitors will be able to provide telecommunications services through either newly installed facilities and networks or facilities and networks of existing providers. As of May 31, 2006, the Venezuelan telecommunications market is composed of two integrated service providers, CANTV and Movistar; wireless service providers, such as Movilnet, Movistar, Digitel, Digicel and Infonet; fixed wireless service providers, such as Movistar, Digitel and Digicel; data transmission service providers, such as Impsat, Comsat, Bantel, Viptel, and Texcom; Internet Service Providers, such as CANTV.Net, Movistar, Etheron, Genesis Telecom, SuperCable, NetUno, Intercable, CNTI and IFX Networks; paging operators, such as Telemensajes Metropolitanos and TeleKontacto; trunking service providers, such as Americatel, Radio Móvil Digital and Conmóvil, and Cable TV operators, such as SuperCable, NetUno and Intercable, including DirecTV (via satellite transmission). These telecommunications service providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers. As of May 31, 2006, Movistar and NetUno are operating as local service providers. Digitel, Infonet and Digicel are operating as local service providers in some of the states where they were granted multiple service concessions.

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

Concession and Other Fees

The Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government by all telecommunications providers as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers were subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax was eliminated. These taxes replaced the annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers were subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% will be eliminated and the annual concession fee for cellular services providers will be 4.8% of billings. These taxes became effective on January 1, 2001, and supersede taxes established in the Concession.

The Concession provides that, without the prior authorization of CONATEL, CANTV may not transfer or assign, in whole or in part, the concession granted thereby or the obligation to fulfill such concession. It further provides that the control of CANTV may not be assigned or transferred without the approval of the Ministry of Infrastructure. In case of war, rebellion or other circumstances constituting a serious threat to national defense and security, the Government may replace CANTV as the holder of the Concession and take possession of the assets, equipment, facilities and accounting records of CANTV. In such an event, the Government is required to restore all assets, equipment, facilities and records at the end of the period during which such circumstances occurred and provide CANTV compensation for those damages imputable to the Government which CANTV can demonstrate as having resulted directly from such action.

The Concession is for 35 years ending in 2026, and may be renewed for an additional period of 20 years subject to the approval by the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without prior authorization of the Ministry of Infrastructure; (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition; (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Ministry of Infrastructure’s authorization; (iv) the failure to pay the concession fee or annual taxes specified in the Concession; (v) the liquidation or bankruptcy of CANTV; (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession; (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Ministry of Infrastructure, applicable until 2000 and (viii) the failure to meet the targets of quality standards coverage and efficiency determined by CONATEL. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV’s revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes. The depreciated value of CANTV’s assets at December 31, 2005, on such basis was Bs. 2,789.5 billion.

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

Other

Until 2000, the Concession also required that CANTV implement a public telephony program in population centers having 5,000 or fewer inhabitants without telephone service, including providing for the annual installation of at least one public telephone in each of at least 20 such population centers. CANTV was in compliance with this requirement. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.4% of its access lines as of December 31, 2005. The Telecommunications Regulations require that the Company annually publish printed telephone directories that include all non-private customer listings; the directories are made available annually to all fixed telephone service customers, and a classified directory is provided.

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

Under the Telecommunications Law, Movilnet is free to set prices below the maximum price limits subject to prior notice to CONATEL and publication at least 15 days before the effective date of the price change.

Pursuant to prior regulations relating to the operation of cellular telephony, CANTV and Movilnet were required to operate separately. Under the Telecommunications Law, all services may now be rendered by one company after complying with certain conditions established by the applicable regulations.

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net, under the Value-Added Services Concession. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions and granted CANTV.Net the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of its Value-Added Concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the rights to continue offering these services. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession remain in effect until CONATEL completes the conversion of the administrative licenses. The Value-Added Services Concession also requires the payment to CONATEL of an annual concession fee equal to 5% of the revenues.

CANTV.Net also offers fax and voice-mail with alert messages to pagers and cellular telephones, enhanced fax, computer network management, and professional services including outsourcing of telecommunications networks. The Value-Added Services Concession was expanded to include VPNs, access to extranets and intranets, electronic banking, video conferencing and Fax Over IP.

In accordance with the Concession, services provided pursuant to the Cellular and Value-Added Services Concessions may not be subsidized by CANTV.

Item 4A.    Unresolved Staff Comments

Not applicable.

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

Local and domestic long distance services generated 30.6% and 23.7% of the Company’s operating revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

International long distance services generated 2.7% and 2.3% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from international long distance depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates.

Revenues from other wireline-related services represented 14.6% and 14.5% of the total revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnection fees and miscellaneous charges.

Revenues from wireless services comprised 30.7% and 38.9% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), basic monthly recurring charges, usage charges, revenues from handsets and equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers.

Other telecommunications-related services generated 3.4% and 3.7% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from other telecommunications-related services depend on the number of subscribers, the competitiveness and range of Internet access products offered, sales of directory information and advertising space in print directories and the success of marketing strategies for new products.

In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of fixed access lines in service increased from 3,060,041 as of December 31, 2004 to 3,404,607 as of December 31, 2005. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of 335,390 lines during 2005. Access lines in service totaled approximately 3,404,607 as of December 31, 2005, of which 86.4% were digital. The number of wireless subscribers increased from 3,106,363 as of December 31, 2004 to 5,188,170 as of December 31, 2005, due in part to the continued success of prepaid services programs. The number of Internet subscribers also grew, from 362,569 at December 31, 2004 to 529,199 at December 31, 2005.

Demand for telephone services in Venezuela and the Company’s financial condition and results of operations have been, and are expected to continue to be, influenced by the state of Venezuela’s economy. In 2005, not considering petroleum-related activities, Venezuela’s GDP increased by 10.3%, in part due to the expansion of domestic aggregate demand, both public and private. The communications sector grew 19.8% in 2005, driven by the economic expansion.

As the established operator, CANTV’s rates are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates in an effort to maintain the value of the tariffs in real terms. Most recently, residential tariffs have not been subject to revision and remain unchanged pursuant to the price control regime adopted by the Government on February 13, 2003. Inflation in Venezuela, as measured by the CPI, was 19.2% and 14.4% during 2004 and 2005, respectively. Inflation as measured by the WPI was 22.4% and 14.2% during these years, respectively. Devaluation of the bolivar against the U.S. dollar was 20.0% and 12.0% for the years ended December 31, 2004 and 2005, respectively.

The Company’s financial condition and results of operations are significantly influenced by changes in Venezuela’s GDP, the rate of inflation and the value of the bolivar compared to the U.S. dollar and other foreign currencies. The petroleum industry is the principal source of Government revenues and foreign exchange receipts. As a result, fluctuations in the international petroleum market strongly influence the Venezuelan economy. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to Venezuela.”

During 2005, the country experienced strong growth in imports supported by fiscally stimulated demand growth, the real appreciation of the exchange rate and continued easing of exchange controls.

The communications sector had positive growth of 19.8% in 2005, driven by the economic expansion, the improvement in the standard of living of lower income segments of the population and the mobile market dynamism.

Given its reliance on fiscal oil revenues to support spending, economic growth will remain vulnerable to fluctuations therein.

Introduction

Basis of Financial Data

The information in this section should be read in conjunction with the Audited Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F.

The Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS, issued by the IASB, which comprise: (i) IFRS, (ii) IAS and (iii) IFRIC or the former SIC, and under the historical cost convention.

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the CNV resolved that companies making public offerings of securities under the Capital Markets Law must prepare and present their financial statements in accordance with IFRS beginning January 1, 2006 with IFRS becoming effective January 1, 2005. On December 8, 2005, CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance with certain requirements.

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 are subject to IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general, requires the entity to comply with each IFRS effective on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions for some requirements from other IFRS. See Note 6 (a) to the Audited Consolidated Financial Statements.

The Company prepared its IFRS opening balance on the IFRS adoption date, January 1, 2005. In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

CANTV has elected the following optional exemptions from full retrospective application of IFRS:

(i) The recognition of all cumulative actuarial gains and losses as of January 1, 2004. The application of this exemption is detailed in Note 6 (b) (i) (2) to the Audited Consolidated Financial Statements.

(ii) Share-based payments. The Company applied IFRS 2 since January 1, 2004 on the share options issued after November 7, 2002 and granted to employees. See Note 6 (b) (i) (4), Note 15 (d) and Note 15 (e) to the Audited Consolidated Financial Statements.

The remaining exemptions permitted by IFRS 1 are not applicable to CANTV.

CANTV has applied the mandatory exceptions from full retrospective application of IFRS as follows:

(i) Derecognition of financial assets and liabilities.    Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The application of the exception from restating comparables for IAS 32 and IAS 39 means that the Company recognized from January 1, 2005 any financial assets and liabilities derecognized since January 1, 2004 that do not meet the IAS 39 derecognition criteria. This exception is not applicable to the Company.

(ii) Hedge accounting.    As required by IAS 39, an entity shall measure all derivatives at its fair value and eliminate all deferred losses and gains arising on derivatives that were reported under previous accounting principles as if they were assets or liabilities. The Company does not hold derivative instruments. Accordingly this exception is not applicable to the Company.

(iii) Estimates.    Estimates under IFRS at January 1, 2004 should be consistent with estimates made for the same date under previous accounting principles. Accounting estimates have not had changes with respect to the previously reported estimates.

(iv) Assets held for sale and discontinued operations.    The Company presents assets held for sale as required by IFRS 5. No adjustments were required to the financial statements previously reported.

The remaining exceptions permitted by IFRS 1 are not applicable to CANTV.

The Company’s consolidated financial statements were prepared in accordance with Venezuelan GAAP until December 31, 2004. The consolidated financial statements for 2004, previously presented in accordance with Venezuelan GAAP for legal and statutory purposes, were restated only for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 6 to the Audited Consolidated Financial Statements.

There are important differences between IFRS and U.S. GAAP. See Notes 26 and 27 to the Audited Consolidated Financial Statements also included in this Form 20-F for a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under IFRS for the years ended December 31, 2004 and 2005, and total shareholders’ equity as of December 31, 2004 and 2005.

The SEC has adopted regulations permitting eligible foreign private issuers for their first year of reporting under IFRS to present two years of income and cash flow statements in accordance with IFRS rather than three years of such financial statements.

Regulatory Environment

The information in this section should be read in conjunction with Item 4. “Information on the Company—Regulatory Framework.”

The principal components of the regulatory framework for telecommunications services in Venezuela concerning the Company have been created by (1) the Telecommunications Law; (2) the Telecommunications Regulations, composed of (i) the Regulations for Basic Telephony Services, (ii) the Interconnection Regulations; (iii) the Administrative and Concessions Regulations and (iv) the Quality Service Regulations; (3) the Concession; (4) the Cellular Concession; (5) the Value-Added Services Concession; (6) the Agreement dated February 21, 2000 between CANTV and CONATEL; (7) the new price control framework for telecommunications services adopted on February 13, 2003; and (8) the Regulations for Quality Service enacted on June 28, 2004.

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003 for basic telephony services. However, as a result of the tumultuous political events in Venezuela at the time, none of the agreed tariff revisions became effective in January 2003 as expected. The Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003. As a result of the price controls, the Company was unable to increase 2003 residential tariffs by the estimated 24% agreed upon in the December 2002 CONATEL negotiations. The impact on revenues and net income due to the absence of residential tariff increases during 2003 resulted in an estimated reduction of Bs.

69.6 billion in revenues and Bs. 45.3 billion in net income due to the related telecommunications and income taxes of Bs. 24.2 billion. The price controls had no significant impact on cost increases.

Revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received increases: (i) rates for non-residential basic services increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions, etc.), (ii) the application of a “Charge per call established” for non-residential customers was approved and (iii) rates for basic public telephony increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July and 2% in October of 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile tariffs for residential, non-residential and public telephone services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% and 6.3% for residential and non-residential fixed to mobile tariffs and public telephony, respectively. No additional increases were approved in 2004 and 2005, and the Company and CONATEL did not hold negotiations to reach any agreement on any tariffs.

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

Local and domestic long distance services generated 30.6% and 23.7% of the Company’s operating revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

The Company presents the revenue derived from fixed to mobile calls and the revenue received from mobile to fixed calls separately. The fixed to mobile revenue is labeled as “Fixed to mobile—outgoing calls” in the statement of operations. Under the “calling party pays” concept in Venezuela, the party who initiates a fixed to mobile call pays the Company a rate to terminate the call on the cellular network. Mobile to fixed call revenue is separated and shown under “Interconnection incoming” in the statement of operations. This revenue consists of charges paid by other operators for connection to the Company’s network.

International long distance services generated 2.7% and 2.3% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the United States Federal Communications Commission adopted a “report and order” that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order was in effect from January 1, 1998 until December 31, 2002.

Since 2002, rates are settled pursuant to commercial agreements negotiated directly with the carriers that follow current market trends and consider internal pricing strategies. Most agreements signed with foreign carriers include rates based on the volume of traffic.

Revenues from other wireline-related services represented 14.6% and 14.5% of the total revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, reconnection fees and miscellaneous charges.

Revenues from wireless services comprised 30.7% and 38.9% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), basic monthly recurring charges, usage charges, revenues from handsets and equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers. Usage charges are based on the “calling party pays” principle under which, subject to certain exceptions, the Company’s wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company’s wireless network.

Revenues from other telecommunications-related services primarily include Internet-related services and directory information services and represented 3.4% and 3.7% of the total revenues for the years ended December 31, 2004 and 2005, respectively. Internet-related services include Internet access via dial-up or dedicated channels. The Company earns directory information services revenues from sales of advertising space in its printed White Pages and Yellow Pages, sales of information from its database, and electronic dissemination of information. Revenue is recognized based on the point-of-publication method.

The Company’s operating expenses mainly consist of a provision for uncollectibles, operations, maintenance, repairs and administrative expenses, labor and benefits, cost of sales of wireless equipment, depreciation and amortization, interconnection costs, and concession and other operating taxes, and other expense (income), net. Additionally, operating expenses in 2004 and 2005 include the additional pension obligation expense due to the Supreme Court ruling.

The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectible accounts receivable. The provision for uncollectibles comprised 2.2% and 0.7% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively.

The Company’s operations, maintenance, repairs and administrative expenses represented 26.9% and 23.9% of the Company’s operating revenues for the years ended December 31, 2004 and 2005, respectively. The Company’s operations, maintenance, repairs and administrative expenses for the year ended December 31, 2005 are comprised of contractors (49.8%), materials (20.0%) and other expenses (30.2%).

In September 2004 the Social Chamber of the Supreme Court issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of AJUPTEL-Caracas against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court will appoint two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage. For the years ended December 31, 2004 and 2005, the Company recorded provisions of Bs. 44,426 million and Bs. 694,616 million, respectively, to cover this additional obligation. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Labor and benefits expenses represented 19.5% and 17.6% of the Company’s total operating revenues for the years ended December 31, 2004 and 2005, respectively. Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies, together with other factors. As a result of productivity improvements, the Company has been able to reduce the number of its employees from 9,383 at December 31, 2004 to 9,199 at December 31, 2005, while simultaneously expanding its business and improving quality of service. At June 29, 2006, the Company had 9,265 employees.

On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covering some 3,500 union employees in 28 unions was retroactive to June 18, 2002. The new agreement provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003, to compensate for the lack of wage increases since the expiration of the contract. This agreement was due to expire in June 2004 but remained in force pursuant to the Labor Law which allows up to three years for expiration until a new labor agreement was reached.

In February 2004 FETRATEL presented a proposal to the Ministry of Labor to negotiate a new contract to replace the June 2002 agreement. CANTV presented a proposal to FETRATEL to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, pursuant to the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the execution of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension, aggravating relations among the unions’ leaders. The extension expired on August 30, 2005 once the 2005-2007 labor agreement was finalized upon its filing with the Ministry of Labor, effective retroactively from June 18, 2005. The 2005-2007 labor agreement included for 2005 a salary increase of Bs. 70,000 for all employees covered by the agreement, a one-time special bonus of Bs. 4,714,285.71 and the inclusion of the variable salary portion derived from the average productivity of the last 12 months as part of the basic remuneration of each employee. For 2006, the inclusion of the variable portion to the basic salary was also applied and the payment of a special bonus of Bs. 1,000,000 was made. In addition, some severance and other benefits were improved.

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

Concession and other operating taxes consist primarily of amounts due to the Government under the various concession agreements, and municipal taxes. The amount of concession and other taxes is generally assessed based on a percentage of billings. See Item 4. “Information on the Company—Regulatory Framework—Regulation and the Concession.”

Gain on sale of investments reflects the sale of investments in INTELSAT in 2005 and of New Skies Satellites N.V. (“New Skies Satellites”) in 2004.

Interest income and exchange gain, net consists of net foreign exchange gain or loss, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2005, the foreign exchange gain, net mainly resulted from a Bs. 39.4 billion gain recognized from the sale of the non-core investment in INTELSAT, previously recorded as translation adjustment in a separate account in equity.

The income tax provision is determined in accordance with Venezuelan income tax regulations. Under these regulations, the Company and its subsidiaries are individually subject to tax on net taxable income calculated on a historical cost basis with an adjustment for inflation with respect to the Company’s non-monetary assets and liabilities, net of shareholders’ equity. Venezuelan income tax currently is calculated at a maximum rate of 34% of taxable income. Upon the amendment of the Tax Law in October 1999, investment tax credits were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004. The Venezuelan Income Tax Law authorizes the carry-forward of non-compensated losses for up to three years subsequent to the period in which they were incurred, except for fiscal losses from tax inflation adjustment, which are permitted to be carried forward one year. The business asset tax results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation, and was effective until August 2004. The amount payable was the greater of the business asset tax and the income tax for the period. In case of tax losses, such tax can be carried forward for up to three subsequent years from the period in which such tax loss originated.

On December 28, 2001, the Government published, in the Extraordinary Official Gazette of Venezuela No. 5,566, Law N° 71, including the Reforma de la Ley de Impuesto Sobre la Renta (Partial Amendment of the Income Tax Law). This Amendment does not allow the imputation of foreign losses to domestic income or losses and establishes that the financial income to be considered shall be that approved by the Shareholders’ Assembly on the basis of the consolidated financial statements and a 1% advance tax shall be paid in case of stock dividends declared. Additionally, it eliminates the provision for non-deductibility of expenses in cases where the income tax withholding agents do not comply with their special income tax withholding duties. Certain interpretations of the Venezuelan Income Tax Law have concluded that the applicability of investment tax credits is effective for the five years following the enactment of the 2001 Amendment, making them available until December 31, 2006. Some companies have requested the opinion of SENIAT agreeing with this interpretation. The Company is currently awaiting a response from SENIAT.

In the normal course of business and as limited by applicable credit agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. See Note 21 to the Audited Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Key Data for the Years Ended December 31, 2004 and 2005

The following table sets forth key data of the Company for the years ended December 31, 2004 and 2005, and presents each amount as a percentage change from the prior year:

	Year Ended December 31,
	2004	2005	% increase (decrease) from prior year
Wireline Services:
Lines:
Access lines in service:
Residential	2,201,345	2,384,672	8.3
Non-residential	604,432	625,446	3.5
Public telephony	95,261	104,558	9.8
ADSL	159,003	289,931	82.3

Total	3,060,041	3,404,607	11.3
Access lines digitalization	83.2%	86.4%	320	bps
Utilization ratio	87.5%	88.5%	100	bps
Access lines per 100 inhabitants	11.7	12.8	9.4
Access lines per CANTV employee	450	550	22.2

Call Volume:
Local unbundled minutes (billed):(1)
Residential	6,097	6,058	(0.6)
Non-residential	3,188	3,174	(0.4)
Public telephones	491	312	(36.5)
Telecommunication Centers	305	363	19.0

Total	10,081	9,907	(1.7)

Local bundled minutes consumed:(2)
Residential	3,228	3,447	6.8
Non-residential	826	611	(26.0)

Total	4,054	4,058	0.1

Total bundled and unbundled minutes	14,135	13,965	(1.2)

	Year Ended December 31,
	2004	2005	% increase (decrease) from prior year
Domestic long distance:
Residential	462	507	9.7
Nights and weekends	955	729	(23.7)
Non-residential	643	657	2.2
Public telephones	85	56	(34.1)
Telecommunication Centers	190	227	19.5

Total	2,335	2,176	(6.8)

International:
Incoming minutes	233	427	83.3
Outgoing minutes(3)	236	304	28.8

Net settlement minutes	(3)	123	N.M.
Incoming/outgoing ratio	0.99	1.40	42.3
Outgoing minutes charged to customers(3)	239	260	8.8

Interconnection:
Local fixed to mobile:
Residential	535	611	14.2
Non-residential	594	697	17.3
Public telephones	180	288	60.0

Total	1,309	1,596	21.9

Domestic long distance fixed to mobile:
Residential	196	224	14.3
Non-residential	265	331	24.9
Public telephones	149	217	45.6

Total	610	772	26.6

Incoming:(4)	1,734	1,951	12.5

Total Employees:
CANTV	6,796	6,185	(9.0)
Subsidiaries	2,587	3,014	16.5

Total	9,383	9,199	(2.0)

Wireless Services:
Wireless subscribers:
Postpaid	221,938	254,790	14.8
Prepaid	2,884,425	4,933,380	71.0

Total	3,106,363	5,188,170	67.0

Average wireless subscribers	2,893,719	4,147,267	43.3

Minutes of use outgoing (collect):(1)
Postpaid	383	489	27.7
Prepaid	1,307	1,326	1.5

Total	1,690	1,815	7.4

Minutes of use outgoing (bundled)(2)	839	1,684	100.7

	Year Ended December 31,
	2004	2005	% increase (decrease) from prior year
Minutes of use incoming:(5)
Fixed to mobile	135	216	60.0
Mobile to mobile	237	310	30.8

Total	372	526	41.4
Total minutes of use (Collect + bundled + incoming) (in millions)	2,901	4,025	38.7

% Penetration(6)	11.8%	19.5%	770	bps

Internet Services:
ADSL subscribers	159,003	289,931	82.3
Dial-up subscribers	203,566	239,268	17.5

Total	362,569	529,199	46.0

Financial Statistics:
Average interest rates(7)	7.93%	8.63%	70	bps
Average outstanding borrowings	227,998	221,753	(2.7)

Economic Statistics:
Increase in the CPI	19.2%	14.4%	(480	)bps
Increase in the WPI	22.4%	14.2%	(820	)bps
Exchange rate at the end of year	1,920	2,150	12.0

(1)	Represents billed minutes of use, excluding free minutes included in certain of the Company’s tariff plans, in millions of minutes.
(2)	A “bundled minute” refers to minutes included in the various monthly rate plans. Any minute in excess of what is included in the rate plan is billed separately and is termed “unbundled minutes.” Certain plans such as “Nights and Weekends” allow unlimited usage, so there is no direct correlation between usage and revenues for minutes generated under those plans.
(3)	Outgoing net settlement minutes are measured on settlement periods negotiated with each carrier which may differ from the dates customers are billed.
(4)	Interconnection incoming minutes excluding minutes from Movilnet.
(5)	Interconnection incoming minutes excluding minutes from CANTV.
(6)	Subscribers as a percentage of total population.
(7)	Average of outstanding borrowing interest rates in bolivars, U.S. dollars and Japanese Yen.
N.M.	Not Meaningful

Results of Operations for the Years Ended December 31, 2004 and 2005

The following table sets forth the results of operations of the Company for the years ended December 31, 2004 and 2005, expressed in millions of bolivars, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

	Year Ended December 31,
	2004		2005
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year
	(millions of bolivars, except per share and per ADS data)
Operating revenues:
Local services(1)	891,685	23.2	912,042	17.9	2.3
Domestic long distance	280,799	7.4	296,380	5.9	5.5

Local and domestic long distance	1,172,484	30.6	1,208,422	23.8	3.1
International long distance	106,159	2.8	113,380	2.2	6.8
Net settlements	(2,015)	(0.1)	2,055	0.1	N.M.

International long distance	104,144	2.7	115,435	2.3	10.8
Fixed to mobile—outgoing calls	612,784	16.0	751,561	14.8	22.6
Interconnection incoming	81,890	2.1	97,963	1.9	19.6
Data transmission	385,343	10.0	542,112	10.7	40.7
Other wireline-related services(2)	170,893	4.5	200,662	3.8	17.4

Total wireline services	2,527,538	65.9	2,916,155	57.3	15.4
Wireless services	982,436	25.6	1,550,489	30.5	57.8
Wireless equipment sales	195,077	5.1	431,169	8.4	121.0

Total wireless services	1,177,513	30.7	1,981,658	38.9	68.3
Other telecommunications-related services(3)	130,608	3.4	190,579	3.8	45.9

Total operating revenues	3,835,659	100.0	5,088,392	100.0	32.7

Operating expenses:
Labor and benefits	747,451	19.5	898,016	17.7	20.1
Operations, maintenance, repairs and administrative	1,032,199	26.9	1,217,369	23.9	17.9
Cost of sales of wireless equipment	259,181	6.8	743,556	14.6	186.9
Additional pension obligation due to Supreme Court ruling	44,426	1.2	694,916	13.7	1,464.2
Provision for uncollectibles	83,050	2.2	35,068	0.7	(57.8)
Interconnection costs	385,256	10.0	534,494	10.5	38.7
Depreciation and amortization	857,680	22.4	827,692	16.3	(3.5)
Concession and other taxes	233,019	6.1	295,161	5.8	26.7
Gain on sale of investments	(14,954)	(0.5)	(71,260)	(1.5)	376.5
Other income, net	(2,805)	(0.1)	(461)	(0.0)	(83.6)

Total operating expenses	3,624,503	94.5	5,174,551	101.7	42.8

Operating income (loss)	211,156	5.5	(86,159)	(1.7)	(140.8)

Interest income and exchange gain, net:
Exchange gain, net	3,910	0.1	32,843	0.7	470.0
Interest income	62,626	1.6	85,572	1.7	36.6
Interest expense	(18,583)	(0.4)	(27,393)	(0.6)	47.4

Total interest income and exchange gain, net	47,953	1.3	91,022	1.8	89.8

Income before income tax	259,109	6.8	4,863	0.1	(98.1)

Income tax:
Current tax (provision)	(91,193)	(2.4)	(147,881)	(2.9)	62.2
Deferred tax benefit	257,728	6.7	357,426	7.0	38.7

Total net income tax benefit	166,535	4.3	209,545	4.1	25.8

Net income	425,644	11.1	214,408	4.2	(49.6)

Net income attributable to:
Equity holders of the Company	423,463	11.0	213,929	4.2	(49.5)
Minority interest in subsidiary	2,181	0.1	479	1.7	(78.0)

Net income	425,644	11.1	214,408	4.2	(49.6)

Basic and diluted net income per share(4)	549	N/A	276	N/A	(49.6)

Basic and diluted net income per ADS(4)	3,840	N/A	1,934	N/A	(49.6)

Weighted average shares outstanding (in millions)	776	N/A	776	N/A

(1)	Includes local usage, basic monthly recurring charges, installation charges and equipment sales.
(2)	Includes interconnection facilities charges, reconnection fees, late payment charges, equipment sales, vertical services and miscellaneous charges.
(3)	Includes value-added services, primarily Internet access, and directory publishing fees.
(4)	As of December 31, 2005, there were no common stock equivalents having a potential dilutive effect on net income per share data.

Years Ended December 31, 2004 and 2005

Operating Revenues

Consolidated net operating revenues increased by Bs. 1,252.7 billion (32.7%) in 2005 to Bs. 5,088.4 billion compared to Bs. 3,835.7 billion in 2004, primarily due to increased wireless revenues of Bs. 804.2 billion, data revenues of Bs. 156.8 billion and interconnection revenues of Bs. 154.9 billion.

For the years ended December 31, 2004 and 2005, 65.9% and 57.3%, respectively, of total operating revenues were derived from wireline services. Revenues from wireless communications services accounted for 30.7% and 38.9%, respectively, of total operating revenues for the years ended December 31, 2004 and 2005. Revenues from Internet and directory publications accounted for 3.4% and 3.8%, respectively, of total operating revenues for the years ended December 31, 2004 and 2005.

Operating Volumes

The total number of fixed access lines in service increased by 344,566 (8.3%) to 3,404,607 at December 31, 2005, from 3,060,041 at December 31, 2004. The increase reflects the success of ADSL, which increased by 82.3%, or 130,928 lines, combined with the success of the prepaid platform which increased by 31.8%, or 201,139 lines, primarily driven by the fixed wireless promotion offer.

During 2005, residential access lines increased 8.3% and non-residential access lines increased 3.5% from 2004. The number of public telephones in service increased by 9.8% during this same period.

Local billed minutes of use carried by the Company’s network decreased by 174 million (1.7%) to 9,907 million billed minutes of use for the year ended December 31, 2005, from 10,081 million billed minutes of use for the year ended December 31, 2004. Residential billed minutes of use decreased by 39 million (0.6%) to 6,058 million billed minutes in 2005 compared to 6,097 million billed minutes in 2004, respectively, mainly due to a 0.3% decrease in average minutes of use per postpaid residential line. Non-residential billed minutes of use decreased by 14 million (0.4%) to 3,174 million billed minutes in 2005 compared to 3,188 million billed minutes in 2004, respectively. This decrease in non-residential billed minutes of use was primarily attributable to a 9.8% and 3.6% decrease in average minutes of use per postpaid and prepaid non-residential line, respectively, during the year ended December 31, 2005. Public telephony minutes decreased by 121 million (15.2%) to 675 million minutes in 2005 compared to 796 million minutes in 2004, as a result of the Company’s customers continuing to use other communication alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

Domestic long distance combined bundled and unbundled minutes decreased by 36 million (6.8%) to 2,176 million minutes in 2005 compared to 2,335 million in 2004. Residential combined bundled and unbundled minutes of use decreased by 181 million (14.6%) to 1,236 million minutes in 2005 compared to 1,417 million minutes in 2004. Of that change, residential unbundled minutes of use increased by 45 million (9.7%) to 507 million minutes in 2005 compared to 462 million minutes in 2004, due to a 8.2% and 3.1% increase in domestic long distance minutes of use per postpaid and prepaid line, and residential bundled minutes of use decreased 226 million (23.7%) to 729 million minutes in 2005 compared to 955 million minutes in 2004, as a consequence of fewer customers enrolled in the special flat rate national long distance Free Nights and Weekends plan. By the end of December 2005, 109,459 customers had enrolled in the plan and generated 729 million bundled minutes of use, compared to 141,113 customers enrolled and 955 million bundled minutes of use by the end of December 2004. An important component of the unbundled traffic increase was the “Plan Nacional

3000”, which was launched in July 2004 and includes 3,000 seconds for a monthly fixed payment of Bs. 6,300 and a special rate of Bs. 2.26 for each additional second. As of December 31, 2005, this plan had 102,646 subscribers. Non-residential long distance minutes of use increased by 14 million (2.2%) to 657 million minutes in 2005 compared to 643 million minutes in 2004, driven by the increase in the number of non-residential prepaid customers. Public telephones’ minutes of use increased by 8 million (2.9%) to 283 million minutes in 2005 compared to 275 million minutes in 2004, due to increased usage in Telecommunication Centers.

International minutes billed locally to Venezuelan customers increased by 21 million (8.8%) to 260 million in 2005 compared to 239 million in 2004. This increase resulted from the higher number of lines and an increase in the average minutes of use per residential postpaid line of 4.6%. These increases were also the result of discounts offered through various promotions. In 2005, net settlement minutes with international carriers increased to 123 million net incoming from 3 million net outgoing in 2004. Outgoing minutes increased by 68 million (28.8%) to 304 million minutes in 2005 compared to 236 million minutes in 2004. Incoming minutes increased by 194 million (83.3%) to 427 million minutes in 2005 compared to 233 million minutes in 2004. This increase in incoming traffic is mainly related to reductions in prices negotiated with other carriers. The incoming minutes of use to outgoing minutes of use ratio increased to 1.40 for the year ended December 31, 2005 compared to 0.99 for the year ended December 31, 2004.

Local Services

Local services revenues include local usage, basic monthly recurring charges, installation charges and equipment sales. Local services increased by Bs. 20.4 billion (2.3%) to Bs. 912.0 billion in 2005 compared to Bs. 891.7 billion in 2004.

Basic monthly recurring charges increased by Bs. 15.3 billion (3.2%) to Bs. 501.3 billion in 2005 compared to Bs. 486.0 billion in 2004, attributable to a Bs. 11.0 billion (3.9%) increase in residential charges, due to a rate increase of 1.9% and a Bs. 4.3 billion (2.1%) increase in non-residential charges.

Installation charges and equipment sales increased by Bs. 3.9 billion (11.9%) to Bs. 36.3 billion in 2005 compared to Bs. 32.4 billion in 2004, due to increases of 161,535 new wireline equipment sales. Additionally, the Company added 121,929 customers in 2005 as a result of its fixed-wireless services sales programs, including “CANTV Habla Ya.”

Local usage revenues increased by Bs. 1.1 billion (0.3%) to Bs. 374.4 billion in 2005 compared to Bs. 373.3 billion in 2004. This slight increase was attributable to revenue increases related to the “Talk by Calls” plan that includes 100 calls for a fixed rate, regardless of the length of the calls. Total residential billed minutes of use decreased by 39 million (0.6%) to 6,058 million billed minutes in 2005 compared to 6,097 million billed minutes in 2004, mainly due to a 0.3% decrease in average minutes of use per postpaid residential line as a result of customers migrating to lower-priced plans. Under the residential tariff structure in effect since 2002, three plans replaced the five previously existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced. At the end of 2005, there were 808,698 prepaid residential lines compared to 611,484 prepaid residential lines at the end of 2004. The prepaid customer segment generally has lower-usage consumers.

Non-residential billed minutes of use decreased by 14 million minutes (0.4%) to 3,174 million billed minutes in 2005 compared to 3,188 million billed minutes in 2004, mainly as a result of a 9.8% and 3.6% decrease in average minutes of use per postpaid and prepaid non-residential line, respectively.

One of the Company’s strategic objectives is to offer pricing plans that satisfy its customers’ communications needs but also reduce cash flow volatility by encouraging migration to higher bundled minute plans with a lower variable component. In line with this initiative, total residential bundled minutes of use increased by 219 million minutes (6.8%) to 3,447 million minutes in 2005 compared to 3,228 million minutes in 2004.

Public telephony minutes of use decreased by 121 million (15.2%) to 675 million minutes in 2005 compared to 796 million minutes in 2004 as a result of the Company’s customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets. The Company is also facing competition in Telecommunication Centers franchises from another operator. During 2005, the Company continued fostering the growth in the number of Telecommunication Centers and offering the Company’s “Única” prepaid cards, a public telephone technology to allow its customers access to a wider range of services. The “Única” card enhances the Company’s ability to introduce new products and promotions, and provides its customers with improved control over usage. As of December 2005, CANTV had 721 Telecommunication Centers franchises, a 39.2% increase over December 2004.

The total number of fixed access lines in service increased by 344,566 (8.39%) to 3,404,607 at December 2005 due to 183,327 residential, 21,014 non-residential, 130,928 ADSL and 9,297 public telephone net additions.

The Company continued its strict policy of terminating service to postpaid subscribers due to non-payment and migrating certain postpaid customers to prepaid plans to better match their usage patterns and payment ability, as well as to plans with pre-established credit limits.

Domestic Long Distance Usage

Revenues from domestic long distance usage increased by Bs. 15.6 billion (5.5%) to Bs. 296.4 billion in 2005 from Bs. 280.8 billion in 2004. This increase was due to an unbundled net volume increase of 4.5%, combined with a rate increase of 2.9%. This volume growth was primarily the result of higher residential and non-residential prepaid access lines as well as higher volume in public telephones and Telecommunication Centers.

Total bundled and unbundled domestic long distance minutes of use decreased by 36 million (6.8%) to 2,176 million minutes in 2005 compared to 2,335 million minutes in 2004. Total residential bundled and unbundled domestic long distance minutes of use decreased by 181 million (14.6%) to 1,236 million minutes in 2005 from 1,417 million minutes in 2004. Unbundled residential domestic long distance minutes of use increased by 45 million (9.7%) to 507 million minutes in 2005 compared to 462 million minutes in 2004, due to a 8.2% and 3.1% increase in domestic long distance minutes of use per postpaid and prepaid line, respectively. Bundled residential domestic long distance minutes of use decreased by 226 million (23.7%) to 729 million minutes in 2005 compared to 955 million minutes in 2004, due to a reduction of 31,654 (22.4%) customers enrolled in the Company’s Free Nights and Weekends plan. Non-residential domestic long distance minutes of use increased by 14 million (2.2%) to 657 million minutes in 2005 compared to 643 million minutes in 2004, due to a 19.3% increase in prepaid lines. Public telephony volumes increased by 8 million minutes (2.9%) to 283 million minutes in 2005 compared to 275 million minutes in 2004, driven by increased usage in Telecommunication Centers.

An important component of the unbundled traffic increase was the “Plan Nacional 3000”, which was launched in July 2004 and included 3,000 seconds for a monthly fixed payment of Bs. 6,300 and a special rate of Bs. 2.26 for each additional second. In October 2002, the Company launched the domestic long distance Expanded Nights and Weekends plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the Expanded Nights and Weekends plan, subscribers are entitled to an additional hour at night from Monday through Thursday and to two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 43,900. The Free Nights and Weekends plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 34,900. As of December 31, 2005, 109,459 customers were enrolled in the special flat rate national long distance Free Nights and Weekends plan.

International Long Distance

Total international long distance revenues increased by Bs. 11.3 billion (10.8%) to Bs. 115.4 billion in 2005 compared to Bs. 104.1 billion in 2004. International long distance revenues from calls charged to customers increased by Bs. 7.2 billion (6.8%) to Bs. 113.4 billion in 2005 compared to Bs. 106.2 billion in 2004, resulting from a 0.5% increase in average rates combined with a 8.8% increase of outgoing minutes charged to customers. This increase was mostly attributable to 25.9% higher minutes from Telecommunication Centers.

Net settlement revenue with international carriers increased to Bs. 2.1 billion in 2005 compared to a net expense of Bs. 2.0 billion recorded in 2004. In 2005, net settlement minutes with international carriers increased to 123 million net incoming from 3 million net outgoing in 2004. Outgoing minutes increased by 68 million (28.8%) to 304 million minutes in 2005 compared to 236 million in 2004. Incoming minutes increased by 194 million (83.3%) to 427 million minutes in 2005 compared to 233 million minutes in 2004. This increase in incoming minutes resulted from negotiations with key operators that involved higher commitments for inbound traffic combined with higher quality of service. The weighted average settlement rate at year-end for incoming and outgoing calls was approximately U.S.$0.066 and U.S.$0.080, respectively, compared to U.S.$0.075 and U.S.$0.059 in 2004, which represented a decrease of 12.0% for incoming and an increase of 35.6% for outgoing calls. The decline in rates represented a revenue decrease of Bs. 1.2 billion. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market and adopted aggressive pricing strategies aimed at capturing market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. International rates charged for incoming and outgoing calls are based on commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies. The ratio of incoming to outgoing calls was 1.40 in 2005 compared to 0.99 in 2004.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 68.9% and 53.7% of the minutes recorded in 2005 and 2004, respectively.

Fixed to Mobile—Outgoing Calls

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. The Company records this charge as revenue under “Fixed to mobile—outgoing calls”. Fixed to mobile revenues increased by Bs. 138.8 billion (22.6%) to Bs. 751.6 billion in 2005 compared to Bs. 612.8 billion in 2004, mainly due to volume increases of 21.9% and 26.6% in local and domestic long distance traffic, respectively.

Local fixed to mobile revenues increased by Bs. 96.0 billion (22.8%) to Bs. 516.4 billion in 2005 compared to Bs. 420.4 billion in 2004. Local fixed to mobile average rates decreased 0.9% in 2005 compared to 2004. Local fixed to mobile residential minutes increased by 76 million (14.2%) to 611 million minutes in 2005 compared to 535 million minutes in 2004. Local fixed to mobile non-residential minutes increased by 103 million (17.3%) to 697 million minutes in 2005 compared to 594 million minutes in 2004. This growth is attributed to the increase in the number of prepaid lines in service. Local minutes of use from public telephony to mobile increased by 108 million (60.0%) to 288 million minutes in 2005 compared to 180 million minutes in 2004.

Domestic long distance fixed to mobile revenues increased by Bs. 42.8 billion (22.2%) to Bs. 235.2 billion in 2005 compared to Bs. 192.4 billion in 2004, despite the decrease in domestic long distance fixed to mobile average rates of 1.9% in 2005 compared to 2004. Domestic long distance fixed to mobile residential minutes increased by 28 million (14.3%) to 224 million minutes in 2005 compared to 196 million minutes in 2004. Domestic long distance fixed to mobile non-residential minutes increased by 66 million (24.9%) to 331 million minutes in 2005 compared to 265 million minutes in 2004. Domestic long distance from public telephony to mobile minutes increased by 68 million (45.6%) to 217 million minutes in 2005 compared to 149 million minutes in 2004.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network.

Interconnection incoming revenue increased by Bs. 16.1 billion (19.6%) to Bs. 98.0 billion in 2005 compared to Bs. 81.9 billion in 2004, mainly driven by volume increases due to growth in other operators’ fixed subscriber bases, international long distance calls received by other local operators terminating on the Company’s network, and growth in mobile to fixed traffic. Total incoming minutes of use increased by 217 million (12.5%) to 1,951 million minutes in 2005 compared to 1,734 million minutes in 2004.

Data Transmission

Revenues from data transmission services, including ABA (ADSL broadband access), Frame Relay, and Digital Private Lines (“DPL”) services increased by Bs. 156.8 billion (40.7%) to Bs. 542.1 billion in 2005 compared to Bs. 385.3 billion in 2004. This increase was mainly due to an increase of Bs. 87.8 billion in ADSL and 82.3% increase in ADSL subscribers, combined with Bs. 19.9 billion from services provided for electoral processes, partially offset by a decrease of 1.6% in private circuits including DPL and analog circuits.

Other Wireline-Related Services

Other wireline-related service revenues, which include interconnection facilities charges, reconnection fees, late payment charges, equipment sales, vertical services and miscellaneous charges, increased by Bs. 29.8 billion (17.4%) to Bs. 200.7 billion in 2005 compared to Bs. 170.9 billion in 2004, mainly driven by equipment sales and vertical services, including caller ID, voice mail, call blocking and call forwarding, among others. Services provided for electoral processes also included other revenues of Bs. 15.2 billion.

Wireless Services

Wireless service revenues increased by Bs. 804.2 billion (68.3%) to Bs. 1,981.7 billion in 2005 compared to Bs. 1,177.5 billion in 2004, reflecting continued growth in both the postpaid and the prepaid customer base combined with handset sales increases. The customer growth reflected the growth in Venezuela’s market penetration from 11.8% in 2004 to 19.5% in 2005. Also contributing to the revenue increase was higher monthly revenue per customer. Wireless service revenues include airtime, access, interconnection and special services revenues.

The 67.0% growth in the wireless customer base was primarily driven by the continued success of prepaid services, enhanced product offerings, a focused acquisition strategy, and improved economic conditions. The postpaid customer base increased 14.8% and ended the year with 254,790 subscribers. In 2005, prepaid subscribers increased by 71.0%, reaching a total of 4,933,380 customers at December 31, 2005, compared to 2,884,425 customers at December 31, 2004. This growth was generated by several promotions offered during 2005, including, among others, the “Pégate con Más” (“Connect with More”) plan, the “Pégate Durísimo” (“Fully Connected”) plan, “Rumbear” (“To Party”) which promotes usage during off-peak hours and is directed at the youth market, and a prepaid plan, “Pégate con más 600” (“Connect with More 600”), launched in October 2004, offering 600 free minutes for Movilnet-to-Movilnet and Movilnet-to-CANTV calls. As of December 31, 2005, 14,582 and 1,321,277 customers were enrolled in the “Pégate con más 600” and “Rumbear” plans, respectively.

Most of the 2005 growth occurred during the fourth quarter, with 1,183,740 net additions, fueled by the “Promoción Navidad” (“Christmas Promotion”), including bundling products and services such as cellular handsets, activation fees, credits and short messages, among others.

The “Pégate con Más” plan was launched in November 2002 and provides customers additional bundled minutes and lower prepaid rates per minutes of use. As of December 31, 2005, 91,400 prepaid and 88,893 postpaid customers were enrolled in this plan. Beginning August 2003, the “Pégate Durísimo” plan was launched for both prepaid and postpaid customers, offering airtime measured in seconds, free SMS and voice message service at a flat rate. As of December 31, 2005, 824,292 prepaid customers and 37,051 postpaid customers were enrolled in this plan.

Total minutes of use (incoming and outgoing) increased by 1,124 million (38.7%) to 4,025 million minutes in 2005 compared to 2,901 million minutes in 2004, due to the increase in the subscriber base. Outgoing billed postpaid minutes of use increased by 125 million (7.4%) to 1,815 million minutes in 2005 compared to 1,690 million minutes in 2004, mainly driven by the addition of more bundled minutes in the Company’s rate plans. Usage of postpaid bundled minutes increased by 228 million (34.0%) to 898 million minutes in 2005 compared to 670 million minutes in 2004. Total postpaid billed minutes of use increased by 106 million (27.7%) to 489 million minutes in 2005 compared to 383 million minutes in 2004, due to postpaid customer growth. Incoming minutes of use increased by 154 million (41.4%) to 526 million minutes in 2005 compared to 372 million minutes in 2004, driven by a 60.0% increase in fixed to mobile calls and a 30.8% increase in mobile to mobile calls.

Airtime revenues increased by Bs. 281.0 billion (57.6%) to Bs. 769.3 billion in 2005 compared to Bs. 488.3 billion in 2004, as a result of volume growth.

Revenues from wireless special services increased by Bs. 148.3 billion (65.0%) to Bs. 376.5 billion in 2005 compared to Bs. 228.2 billion in 2004, mainly driven by the increase in SMS messages of 2,699 million (67.9%) to 6,675 million messages in 2005 compared to 3,976 million messages in 2004.

Equipment sales increased by Bs. 236.1 billion (121%) to Bs. 431.2 billion in 2005 compared to Bs. 195.1 billion in 2004, mainly due to improved purchasing power of lower income segments combined with the Company’s efforts to source lower cost handsets that have allowed lower subsidy levels, in terms of bolivars per handset, compared to the same period last year. During 2005, the Company sold approximately 3,237,000 handsets, a 255.7% increase compared to the approximately 911,000 handsets sold in 2004.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, which included Internet services and directory publications, increased by Bs. 60.0 billion (45.9%) to Bs. 190.6 billion in 2005 compared to Bs. 130.6 billion in 2004.

Internet revenues increased by Bs. 71.6 billion (71.6%) to Bs. 171.6 billion in 2005 compared to Bs. 100.0 billion in 2004, due to a 46.0% increase in the subscriber base, which reached 529,199 subscribers at year-end 2005 compared to 362,569 subscribers at year-end 2004. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s strict credit policies. During 2005, the Company continued offering customers a flat rate plan for Internet access using the Company’s prepaid cards. Since 2004, as part of an Internet market promotion strategy, the Company launched the “Internet Equipado” (“Internet with Equipment”) program, which seeks to facilitate customers’ acquisition of personal computers together with CANTV.Net services through an attractive financing offer.

The Company’s broadband Internet access products showed strong growth during 2005, ending the year with 289,931 ADSL and 1,121 Frame Relay customers, representing a growth of 82.3% and 4.2%, respectively, as compared to 2004.

Revenues from directory publications decreased by Bs. 11.6 billion (38.1%) in 2005 to Bs. 18.9 billion compared to Bs. 30.6 billion in 2004, due to timing differences in the publication of directories related to the Metropolitan area of Caracas.

Operating Expenses

Total operating expenses increased by Bs. 1,550.1 billion (42.8%) to Bs. 5,174.6 billion in 2005 compared to Bs. 3,624.5 billion in 2004 mainly due to the recognition in 2005 of Bs. 694.9 billion in additional pension obligations due to the Supreme Court decision on pension payment liabilities, recorded in 2005 compared to the recognition of Bs. 44.4 billion of such liabilities in 2004, combined with the increase by Bs. 484.4 billion in the cost of cellular handsets and fixed wireless equipment, higher benefits and contractor and miscellaneous expenses. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Labor and benefits expense increased by Bs. 150.5 billion (20.1%) to Bs. 898.0 billion in 2005 compared to Bs. 747.5 billion in 2004, mainly due to salary increases averaging 24.0%, and a pension curtailment and settlement loss of Bs. 81.3 billion. During 2005 the Company implemented a voluntary special termination program targeting certain employees, which consisted of the following:

a) Immediate retirement at an earlier age than otherwise contemplated by the formal plan rules;

b) Pension benefits calculated as per formal plan rules were supplemented by an amount depending on negotiated agreement with the employee; and

c) A lump sum payment to certain employees.

The formal pension plan rules were not modified.

Operations, maintenance, repairs and administrative expenses increased by Bs. 185.2 billion (17.9%) to Bs. 1,217.4 billion in 2005 compared to Bs. 1,032.2 billion in 2004. This increase was mainly due to a Bs. 138.1 billion (29.5%) increase in contractor expenses supporting our customer service activities and processes, and an increase of Bs. 55.5 billion (17.8%) in miscellaneous expenses, partially offset by the decrease of Bs. 8.4 billion (17.8%) in material expenses.

Cost of sales of wireless equipment increased by Bs. 484.4 billion (186.9%) to Bs. 743.6 billion in 2005 compared to Bs. 259.2 billion in 2004, mainly due to the significant increase in the number of subscribers. The exchange controls regime has prompted the Company to assume a primary role in the distribution of mobile handsets as a result of the difficulties that distributors have had in accessing foreign exchange.

Additional pension obligations due to the Supreme Court decision on pension payment liabilities increased by Bs. 650.5 billion to Bs. 694.9 billion in 2005 compared to Bs. 44.4 billion in 2004, resulting from the July 26, 2005 decision issued by the Social Chamber of the Supreme Court regarding pension adjustments. During 2004, Bs. 44.4 billion was recorded to a potential pension benefits adjustment related to a ruling issued by the Constitutional Chamber of the Supreme Court on January 25, 2005. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Provision for uncollectibles decreased by Bs. 48.0 billion (57.8%) to Bs. 35.1 billion in 2005 compared to Bs. 83.1 billion in 2004, due to improvements in the collection process and the significant increase of our prepaid customer base, combined with changes in the Company’s fixed telephony uncollectibles policy. The provision was previously based on a percentage of gross revenues but is now based on a percentage and aging analysis of accounts receivable. Management’s analysis of the provision resulted in an excess of Bs. 20.0 billion in the fourth quarter of 2005. Provision for uncollectibles, expressed as a percentage of total operating revenues, amounted to 0.7% for the year ended December 31, 2005, compared to 2.2% for the year ended December 31, 2004.

Interconnection costs increased by Bs. 149.2 billion (38.7%) to Bs. 534.5 billion in 2005 compared to Bs. 385.3 billion in 2004 due to increases in traffic volumes.

Depreciation and amortization expense decreased by Bs. 30.0 billion (3.5%) to Bs. 827.7 billion in 2005 compared to Bs. 857.7 billion in 2004. This decrease was the result of assets reaching the end of their useful lives as well as disposals.

Concession and other non-income taxes increased by Bs. 62.2 billion (26.7%) to Bs. 295.2 billion in 2005 compared to Bs. 233.0 billion in 2004, resulting from the higher revenue base.

Gain on sale of investments increased by Bs. 56.3 billion to Bs. 71.3 billion in 2005 compared to Bs. 15.0 billion in 2004. Gain on sale of investments reflects the sale of investments in INTELSAT in 2005 and of New Skies Satellites in 2004.

Interest Income and Exchange Gain, Net

Interest income and exchange gain, net consists of net foreign exchange gain or loss, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary assets or liabilities denominated in U.S. dollars and other foreign currencies.

Exchange gain, net increased by 28.9 billion to Bs. 32.8 billion in 2005 compared to Bs. 3.9 billion in 2004, mainly due to a Bs. 39.4 billion gain recognized from the sale of the non-core investment in INTELSAT, previously recorded as translation adjustment in a separate account in equity. During 2004 Bs. 8.4 billion was recognized from the sale of the investment in New Skies Satellites, recorded as a separate account in equity.

Interest income increased by Bs. 23.0 billion (36.6%) to Bs. 85.6 billion in 2005 compared to Bs. 62.6 billion in 2004, due to higher average effective rates earned on short-term or temporary investments during 2005.

Interest expense increased by Bs. 8.8 billion (47.4%) to Bs. 27.4 billion in 2005 compared to Bs. 18.6 billion in 2004, due to higher average interest rates related to bolivar denominated debt and the issuance of commercial paper by the end of 2004 and during 2005. See “—Liquidity and Capital Resources.”

Income Tax

Income tax benefit totaled Bs. 209.5 billion for 2005 compared to Bs. 166.5 billion in 2004. Current tax provision increased by Bs. 56.7 billion mainly due to the December 31, 2004 expiration of investment income tax credits. Deferred tax benefit of Bs. 357.4 billion in 2005 compared to Bs. 257.7 billion in 2004 was mainly driven by the deferred tax benefit from the additional pension obligations due to the Supreme Court decision on pension payment liabilities. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Financial Condition, Liquidity and Capital Resources

The following table summarizes cash flow data for the Company for the years ended December 31, 2004 and 2005:

	Year Ended December 31,
	2004		2005		2005(1)
Cash and temporary investments beginning of the year	Bs.	780,870	Bs.	967,543	U.S.$	450

Operating activities:
Net income		425,644		214,408		100
Adjustments to reconcile net income to net cash provided by operating activities		904,387		1,313,339		610
Changes in current assets and liabilities		(8,757)		248,433		116
Changes in non-current assets and liabilities		78,330		(126,029)		(58)

Net cash provided by operating activities		1,399,604		1,650,151		768

Investing activities:
Acquisition of information systems (software)		(38,619)		(177,573)		(83)
Acquisition of property, plant and equipment		(504,239)		(867,339)		(403)
Disposal of property, plant and equipment and information systems (software)		24,598		86,522		40

Net cash used in investing activities		(518,260)		(958,390)		(446)

Financing activities:
Proceeds from borrowings		44,505		69,095		32
Payments of debt		(204,902)		(243,007)		(113)
Dividend payments		(563,064)		(415,133)		(193)
Purchase of shares for workers’ benefit fund, net		1,294		(2,255)		1

Net cash used in financing activities		(722,167)		(591,300)		(275)

Increase in cash and temporary investments before
effect of exchange rate changes on cash and temporary investments		159,177		100,461		47
Effect of exchange rate changes on cash and temporary investments		27,496		30,625		14

Increase in cash and temporary investments		186,673		131,086		61

Cash and temporary investments at year-end		967,543		1,098,629		511

(1)	Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 2,150 per U.S.$1.00, the official Daily Exchange Rate on December 31, 2005. See Item 3. “Key Information—Exchange Rates.”

Years Ended December 31, 2004 and 2005

Net cash provided by operating activities increased by Bs. 250.6 billion (17.9%) to Bs. 1,650.2 billion for the year ended December 31, 2005 from Bs. 1,399.6 billion for the year ended December 31, 2004. The increase was primarily due to reductions in uses of inventories of Bs. 122.5 billion, and accounts payable, accrued employee benefits, deferred revenue and other current assets totaling Bs. 107.5 billion.

Net cash used in financing activities increased by Bs. 440.1 billion (84.9%) to Bs. 958.4 billion in 2005 compared to Bs. 518.3 billion in 2004. Capital investments during 2005 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of the Company’s CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in the Company’s ADSL and other data product lines; and

(iii) the integration and transformation of the Company’s information systems. In addition, the Company is currently deploying EvDO technology for wireless broadband services and initiated substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency.

Net cash used in financing activities decreased by Bs. 130.9 billion (18.1%) to Bs. 591.3 billion in 2005 compared to Bs. 722.2 billion in 2004. During 2005 the Company made debt payments totaling Bs. 243.0 billion, a Bs. 38.1 billion increase when compared to 2004. These payments included Bs. 84.7 billion (U.S.$39.4 million) for the IFC loans, Bs. 20.3 billion (¥1,081.9 million) to Japan’s Eximbank, and repayments of Bs. 138.0 billion of commercial paper and other external and local loans. During 2004, payments of Bs. 204.9 billion included a Bs. 160.0 billion (U.S.$100 million) for Yankee Bonds, Bs. 25.3 billion (U.S.$14.4 million) for the IFC loans, Bs. 17.6 billion (¥1,081.9 million) to Japan’s Eximbank and repayments of Bs. 2.0 billion for other local loans. See “—Liquidity and Capital Resources” for a description of these loans. During 2005, the Company paid Bs. 415.1 billion in dividends, compared to Bs. 563.1 billion in 2004.

Research and Development

The Company, through its business units, performs multiple market studies to develop new products and services and remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. System upgrade costs are capitalized to property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or asset capacity, or otherwise expensed. These activities are not classified as research and development expenses by the Company. The Company conducts no other research and development activities.

Liquidity and Capital Resources

As of December 31, 2005, the Company’s current assets totaled Bs. 2,348.6 billion, an increase of Bs. 413.0 billion (21.3%) compared to Bs. 1,935.6 billion at December 31, 2004. The Company’s current liabilities totaled Bs. 2,193.0 billion at December 31, 2005, an increase of Bs. 656.7 billion (42.7%) compared to Bs. 1,536.3 billion at December 31, 2004. As a result, the Company’s working capital ratio decreased to 1.07 at December 31, 2005, from 1.26 at December 31, 2004, mainly due to the short-term portion of the additional pension obligation due to the Supreme Court ruling. See Item 4. “Information on the Company—History.” Management believes that the Company’s working capital is sufficient to meet the Company’s actual requirements.

Accounts receivable from Government entities increased by Bs. 52.2 billion (26.1%) during the year, to Bs. 252.5 billion at December 31, 2005 from Bs. 200.3 billion at December 31, 2004. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan National Congress (currently the National Assembly) passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 43.3 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 6.6 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 63.6 billion related to amounts owed from prior years, representing 49.5% of the outstanding balance at December 31, 2001. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7.7 billion. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billing related to electoral processes. During 2005, all collections were received in cash. As a result of the effects of inflation and devaluation, the present value of amounts owed by Government entities to the Company has been reduced substantially. The Company has recorded adjustments of Bs. 3.2 billion and Bs. 9.9 billion for 2005 and 2004, respectively, in regard to the present value of the accounts receivable from Government entities, due to the projected delay in payments, and a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to the Company—We have experienced delays in receiving payments from Government entities,” Item 4. “Information on the Company—Business Overview—Billing” and Note 12 to the Audited Consolidated Financial Statements.

During 2005, the Company reduced its total debt obligations by Bs. 158.1 billion (60.2%). As of December 31, 2005, the Company’s outstanding indebtedness totaled Bs. 104.3 billion, with Bs. 41.0 billion classified as short-term debt, as compared to total debt of Bs. 262.4 billion with Bs. 169.6 billion classified as short-term debt at December 31, 2004. See Note 16 to the Audited Consolidated Financial Statements. The Company continues to maintain a strong capital structure as evidenced by a 2.8% debt-to-equity position at December 31, 2005. Management believes that this capital structure will enable the Company to confront the impact of a potential deterioration in the Venezuelan economic outlook or take advantage of growing opportunities. As of December 31, 2005, outstanding debt of the Company was primarily denominated in Japanese yen with some debt denominated in U.S. dollars. The total debt of the Company is comprised of bank loans and bonds denominated in U.S. dollars, Japanese yen and Venezuelan bolivars. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” for a detailed schedule of composition of debt by fixed and variable interest rates and currency.

In February 1990, the Company obtained a loan from the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) (“Eximbank”) of ¥16,228 million, and invested in technological changes in the transmission and urban connection network. This loan is amortized semi-annually at a fixed annual rate of 5.8% maturing in 2009, and as of December 31, 2005, the outstanding balance of this loan was ¥3,787 million.

In February 1997 the Company issued two Guaranteed Notes for U.S.$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance Ltd. (“CANTV Finance”), a wholly-owned subsidiary of the Company. The Guaranteed Notes were unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In February 2002 and January 2004, the Company made payments of U.S.$100 million each in respect of these Guaranteed Notes.

On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation (“IFC”) and obtained loan commitments of U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in CANTV’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$100 million represented the conversion of certain debt outstanding into longer-term debt. In March 1998, CANTV paid U.S.$150 million of this loan with the proceeds from the sale of variable interest rate notes issued by CANTV Finance, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of U.S.$25 million was repaid in a single installment in September 2005. This loan bore interest at the London Interbank Offered Rate (“LIBOR”) plus a financial margin up to 3%.

In 1997 Movilnet signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2005, the outstanding amount of Movilnet’s loans from the IFC was U.S.$8.8 million. The interest rates on these loans were based on LIBOR at six months plus 1.75% and 2%, to mature in 2005 and 2007, respectively. Under these agreements, Movilnet may pay dividends provided it is current with its semi-annual payments and in compliance with certain financial ratios. As of December 31, 2005, Movilnet was in compliance with all of the covenants under this loan agreement.

In September 2000 the Company issued at a discount promissory notes in bolivars amounting to Bs. 28.0 billion, which mature in five years. The promissory notes were placed at a 44% discount and a fixed annual interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7.0 billion each, with maturities between five and 10 years. At December 31, 2005, the total outstanding balance of these loans was Bs. 5.2 billion.

At a Shareholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, CNV approved the first issuance of commercial paper for up to Bs. 80 billion. During 2004 and 2005, six series were issued for a total amount of Bs. 80 billion from the first issuance. The total amount was placed in the market on a discount basis and at annual interest rates between 12.5% and 12.59%. The paper matured in June and July 2005 and was paid in full.

On December 22, 2004, the CNV approved the second issuance of commercial paper for up to Bs. 112 billion. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. During 2005, three series of commercial paper were issued, for a total amount of Bs. 33.6 billion. The total amount was placed in the market at a discount at annual interest rates between 12.0% and 12.625%. The commercial paper matured between August 2005 and January 2006 and was paid in full.

At a Shareholders’ Meeting held on March 31, 2005, the issuance of commercial paper for an amount up to U.S.$150 million or the equivalent in bolivars and obligations for an amount up to U.S.$150 million or the equivalent in bolivars were approved. As of December 31, 2005, the Company had not issued commercial paper nor obligations pursuant to this authority.

As of December 31, 2005, estimated debt payments are: Bs. 41.0 billion in 2006, Bs. 30.0 billion in 2007, Bs. 20.7 billion in 2008, Bs. 11.1 billion in 2009 and Bs. 1.5 billion in 2010, translated into bolivars at the exchange rate at this date.

The Company has no additional unused sources of liquidity available.

The Company’s credit agreements have standard default clauses that provide for acceleration of payment of principal and interest and other clauses including compliance with statutes, maintenance of corporate franchises, governmental approvals, maintenance of property and others. The two agreements have cross-default clauses.

Devaluation of the bolivar against the U.S. dollar was 20.0% and 12.0% for the years ended December 31, 2004 and 2005, respectively. The devaluation of the bolivar against the U.S. dollar and other foreign currencies resulted in a net exchange gain for the Company of Bs. 3.9 billion and Bs. 32.8 billion for the years ended December 31, 2004 and 2005, respectively. The deterioration of fiscal accounts, increasing political and legal instability, sustained capital flight, and the erosion of foreign reserves as of December 2001, forced the Government to announce, on February 12, 2002, that the bolivar would float freely, and to introduce an exchange controls regime on February 5, 2003. There are currently restrictions under Venezuelan law on foreign exchange activity. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently supplemented with further amendments. The new rules restrict the access of companies and individuals to foreign exchange. On February 9, 2004 the Government modified the official exchange rate from Bs. 1,600 per U.S. dollar to Bs. 1,920 per U.S. dollar and on March 2, 2005, this was modified to Bs. 2,150 per U.S. dollar, and this rate is subject to periodic revision and adjustment by the Central Bank of Venezuela. As of June 29, 2006, foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited. See Item 10. “Additional Information—Exchange Controls” and Item 3. “Key Information—Risk Factors.”

Net exchange gains or losses are included in the “Interest income and exchange gain, net” caption in the consolidated statements of operations and represent the additional or fewer Venezuelan bolivars that the

Company requires to settle its U.S. dollar and other foreign currency-denominated net liabilities or receives in satisfaction of its foreign-denominated assets. See Note 19 to the Audited Consolidated Financial Statements. If reductions in the value of the bolivar against the U.S. dollar were to continue to decline substantially, the Company’s consolidated net income and shareholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D Shares could also be adversely affected. See Item 3. “Key Information” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.” Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation it currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. To prevent the erosion of cash assets, the Company’s policy had previously been to maintain approximately 80% of its cash balance in U.S. dollar-denominated accounts. However, currently the Company is not able to comply with this policy as a result of the Government’s foreign exchange controls regime.

During 2005, the Company continued to generate strong cash flows due to effective management of working capital and capital expenditures moderated in part by the uncertain political and economic environment. While there is no assurance that current liquidity levels can be maintained in the future, strong operating cash inflows are expected to continue based on the Company’s growth strategies and continued demand for telecommunications services in Venezuela.

The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company usually purchases equipment through supplier financing arrangements. During 2004 and 2005, the Company only took new borrowings from the issuance of Bs. 69.1 billion and Bs. 46.0 billion, respectively, in commercial paper. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its long-term capital requirements.

The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this will continue into the future. The expansion and modernization of the Company’s telecommunications network and the introduction of new services since privatization have required significant capital expenditures. The Company has invested over U.S.$6.4 billion from January 1, 1992 to December 31, 2005 in this effort. These capital expenditures and improvements have been financed through operating cash flow and debt denominated in U.S. dollars and Japanese yen. At December 31, 2005, the Company had outstanding debt of U.S.$40.9 million denominated in U.S. dollars and Japanese yen. During 2005 the Company made debt payments totaling Bs. 243.0 billion, a Bs. 38.1 billion increase when compared to 2004. These payments included Bs. 84.7 billion (U.S.$39.4 million) for the IFC loans, Bs. 20.3 billion (¥1,081.9 million) to Japan’s Eximbank, repayments of Bs. 138.0 billion of commercial paper and other external and local loans. The Company continues to make appropriate applications for foreign currency to CADIVI. The Company expects to be in a position to meet its foreign currency-denominated obligations; however, as long as the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the financial condition and results of operations of the Company.

There are carry-over investment commitments of U.S.$64 million from 2005, which include the CDMA-1X network expansion, fixed wireless telephony, integration of information systems and data centers. The Company expects an increase in 2006 capital expenditures reflecting the Company’s decision to take advantage of the current favorable investment conditions.

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

The Venezuelan Commercial Code, Capital Markets Law and certain CNV regulations control the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements include restrictions which limit the Company’s ability to pay cash dividends. See Note 15 to the Audited Consolidated Financial Statements. The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings,” and the Capital Markets Law mandates that the Company distribute every year among its shareholders no less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Companies may exceed the minimum income limit established by the Capital Markets Law and declare dividends in excess of net annual income. The Capital Markets Law also provides that at least 25% of such 50% shall be paid to the shareholders in cash. If the Company, however, has accumulated losses, net income shall initially be applied to offset such deficit. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, i.e., dividends are required to be paid out of “liquid and collected earnings.”

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

Contractual Commitments

The Company’s contractual commitments, including estimated interest on long-term debt, as of December 31, 2005 are detailed as follows:

	Payments due by period (in millions of Bs.)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	115,901	46,373	56,145	13,383	—
Operating leases	430,573	47,970	166,839	215,764	—
Purchase obligations	92,450	92,450	—	—	—

Total	638,924	186,793	222,984	229,147	—

Business Trends

The Company’s revenues have historically been centered in wireline activities which represented 79.6% of total revenues in 2001 and 57.3% in 2005. Currently, the Company is focused on the development of wireless and broadband Internet services for which demand has been increasing. The Company continues to concentrate resources on its growth segments through the application of marketing plans, products and new services designed to enhance the Company’s revenue base and diversify its portfolio of product offerings.

Despite worsening economic conditions, the Company was able to reduce total operating expenses levels in 2001-2003. During 2004 and 2005, operating expenses increased as a result of stronger promotional efforts due to the intensifying competitive environment, sales initiatives and customer service, as well as increased equipment sales resulting from the increased participation of the Company as a direct distributor since the implementation of the exchange control regime. During 2003, capital expenditures were significantly lower than normal levels reflecting the cautious approach given the second year of economic and market contractions. During 2004, capital expenditures returned to more normal levels and the Company expects to remain at these normal levels in near future.

The situation in Venezuela still remains volatile and the Company continues to operate in a difficult environment, which affects the Company’s ability to generate revenues and cash flows and control operating expenses. In particular, the Company considers that the following circumstances may have a material effect on the results of its operations in future periods:

•	the outcome of the negotiations concerning the approval of tariff increases by the Government;

•	the macroeconomic situation in Venezuela, including inflation, foreign currency exchange controls, price controls, devaluation and unemployment, and any effect of a change in Venezuela’s and the world’s oil markets;

•	the ability to obtain approval for foreign currency requests from CADIVI and the timely reception of funds for the acquisition of equipment and inventories for the Company’s operations;

•	delays in receiving payments from Government entities;

•	delays in receiving collections from other customers in a changing economy;

•	the ability of the Company to respond rapidly to competitive pressures from other international long distance and wireless and broadband operators;

•	material changes in available technology;

•	technology substitution;

•	changes in laws and regulations;

•	changes in the Company’s accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; and

•	the outcome of pending lawsuits, claims and tax assessments still in legal proceedings.

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

For more information on the risks related to the Company, see Item 3. “Key Information—Risk Factors—Risk Factors Relating to the Company.”

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

Note 4 to the Audited Consolidated Financial Statements includes a summary of the significant accounting principles and policies used in the preparation of the consolidated financial statements. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates.

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

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

b. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management considers that as of December 31, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of these long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

c. Provisions for legal and tax contingencies

The Company’s management records a provision for those legal and tax contingencies which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel. The Company’s management believes that its recorded provision for contingencies as of December 31, 2004 and 2005 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

d. Revenue recognition

Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates.

Revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements, and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

Estimates are based on historical experience, statistical analysis and projections. Actual results may differ from those estimates.

e. Provision for uncollectible accounts

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of December 31, 2005, the Company recorded a provision equal to 2% of wireline services accounts receivable, 4% for wireless services accounts receivable, and 10% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts in order to provide these accounts with an allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its allowance for doubtful accounts at year end 2005 and 2004 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

f. Provision for inventory obsolescence

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value.

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

g. Other provisions

Provisions are recorded when, at the end of the period, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation made by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the opinion of external experts, such as legal advisors or consultants.

If the Company is unable to reliably measure the obligation, no provision is recorded and information is then presented in the Notes to the Audited Consolidated Financial Statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

h. Pension plan—Actuarial assumptions

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events such as minimum urban wage increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider our long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics.

The effects of actual results differing from our assumptions are accumulated and amortized into the income statement in future periods in accordance with the pension accounting rules.

i. Other post-retirement benefit—Actuarial assumptions

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined postretirement benefit costs as active employees earn these benefits. For postretirement benefit plans, the benefit obligation is the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date. The measurement of obligations associated with postretirement benefits is dependent on a variety of assumptions. This includes estimating the present value of projected future payments to plan participants and consideration of the likelihood of potential future events such as demographic experience. These assumptions may have an effect on the amount and timing of future payments.

The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and expense. Inflation assumption is based on an evaluation of external market indicators. The actuarial values are calculated based on the Company’s specific experience combined with published nationwide statistics. The effects of actual results differing from the assumptions are accumulated and amortized into the income statement in future periods in accordance with the other postretirement benefits accounting rules.

Primary Differences Between IFRS and US. GAAP

The primary differences between IFRS and U.S. GAAP that apply to the Company are as follows:

•	In accordance with IFRS, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects since this is an allowed alternative treatment the Company chose not to apply. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in the financial statements as part of Property, Plant and Equipment.

•	In accordance with IFRS, IAS 19, “Employee Benefits”, provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS 19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years, whereas the U.S. GAAP Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), allows for an amortization period based on the average remaining service years of employees. Under IAS 19, to the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service costs immediately. In accordance with SFAS 87, plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer will realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service costs) to be included in net periodic pension costs entirely in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan. In addition, as a result of the adoption of IFRS, following IFRS 1, “First Time Adoption of IFRS”, cumulative actuarial gains and losses as of January 1, 2004 were immediately recognized. Under SFAS 87 there was no immediate recognition at that date.

•	Under IFRS the fair value of available for sale investments, in which no active market exists, can be measured using recent arm’s-length market transactions between knowledgeable, willing parties, if available, such as selling agreements. Because INTELSAT is not publicly traded, under U.S. GAAP, the investment in INTELSAT is accounted for under the cost method.

•	IFRS and U.S. GAAP require that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under IAS 12, “Income Taxes” and Statement of Financial Accounting Standards No. 109, “Accounting for Taxes” (“SFAS 109”), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured. Deferred taxes are calculated based on temporary differences in items from the balance sheet. Deferred taxes are different between IFRS and U.S. GAAP in respect to the temporary differences originated by different pension and other postretirement benefits liabilities and capitalized interests.

See Notes 26 and 27 to the Audited Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

New IFRS accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not adopted early, as follows:

•	IAS 19 (Amendment), “Employee Benefits” (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Company will apply this amendment from annual periods beginning January 1, 2006.

•	Amendment to IAS 21, “The Effects of Changes in Foreign Exchange Rates—Net Investment in Foreign Operation” (effective from January 1, 2006). According to this Amendment to IAS 21, the effects of changes in foreign exchange rates’ exchange differences arising from intragroup monetary items, which in substance form part of the net investment in a foreign operation, are classified as equity until the disposal of the foreign operation, irrespective of the currency in which the monetary item is denominated. The Company does not expect that the adoption of this amendment will have an impact on its results of operations, financial position or cash flows.

•	IAS 39 (Amendment), “Cash Flows Hedge Accounting of Forecast Intragroup Transactions” (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided certain conditions are met. This amendment is not relevant to the Company’s operations, as the Company does not have any intragroup transactions that would qualify as a hedged item.

•	IAS 39 (Amendment), “The Fair Value Option” (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Company believes that this amendment should not have a significant impact on the classification of financial instruments. The Company will apply this amendment to annual periods beginning January 1, 2006.

•	IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded it is not relevant to the Company.

•	IFRS 6, “Exploration for Evaluation of Mineral Resources” (effective from January 1, 2006). This Standard is not relevant to the Company’s operations as it does not carry out exploration for an evaluation of mineral resources.

•	IFRS 1 (Amendment), “First-time Adoption of IFRS” and IFRS 6 (Amendment), “Exploration for Evaluation of Mineral Resources” (effective from January 1, 2006). These amendments are not relevant to the Company’s operations as it does not carry out exploration for an evaluation of mineral resources.

•

IFRS 7, “Financial Instruments: Disclosures, and a Complementary Amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. It replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•	IFRIC 4, “Determining Whether an Arrangement Contains a Lease” (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets; and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Company’s operations.

•	IFRIC 5, “Rights to Interest Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds” (effective from January 1, 2006). IFRIC 5 is not relevant to the Company’s operations.

•	IFRIC 6, “Liabilities Arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment” (effective from December 1, 2005). IFRIC 6 is not relevant to the Company’s operations.

•	IFRIC 7, “Applying the Restatement Approach under IAS 29—Financial Reporting in Hyperinflationary Economies” (effective from March 1, 2006). In the reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, not having been hyperinflationary in the prior period, the entity shall apply the requirements of IAS 29 as if the economy had always been hyperinflationary. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	IFRIC 8, “Scope of IFRS 2” (effective from May 1, 2006). This interpretation clarifies that IFRS2 applies to arrangements where an entity or an entity’s shareholders have granted equity instruments or incurred a liability to transfer cash or other assets for amounts that are based on the price (or value) of the entity’s shares or other equity instruments. This interpretation applies to such transactions when the identifiable consideration received (or to be received) by the entity, including cash and the fair value of identifiable non-cash consideration (if any), appears to be less than the fair value of the equity instruments granted or liability incurred. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	IFRIC 9, “Reassessment of Embedded Derivatives” (effective from June 1, 2006). An entity will assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flow that otherwise would be required under the contract, in which case the reassessment is required. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

U.S. GAAP

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:

•

Statement of Financial Accounting Standards No. 123 (Revised 2004): “Share-Based Payment” (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, to stock compensation awards issued to employees. Instead, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period, usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and therefore the Company will apply this Standard for U.S. GAAP purposes in fiscal year beginning January 1, 2006. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	Staff Accounting Bulletin No. 107: “Shared Based Payment” (“SAB 107”). The interpretations in SAB 107 express views of the SEC Staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	Statement of Financial Accounting Standards No. 151: “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). The amendments to SFAS 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of income as expenses of the period. The application of fixed costs to inventories should be based on the normal capacity of the production facilities. SFAS 151 will be applicable to valuation of inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Standard is issued. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	Statement of Financial Accounting Standards No. 153: “Exchanges of Nonmonetary Assets” (“SFAS 153”). Effectively amending Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	Statement of Financial Accounting Standards No. 154: “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB 20 and requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used, and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. This new Standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company will apply this Standard in the future when applicable.

•

Statement of Financial Accounting Standards No. 155: “Accounting for Certain Hybrid Financial Instruments, an Amendment of Statement of Financial Accounting Standards No. 133 and Statement of Financial Accounting Standards No. 140” (“SFAS 155”). SFAS 155 resolves issues addressed in Statement of Financial Accounting Standards No. 133, Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets.” SFAS 155 permits fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement of Financial Accounting Standards No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement of Financial Accounting Standards No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	Statement of Financial Accounting Standards No. 156: “Accounting for Servicing of Financial Assets, an Amendment of Statement of Financial Accounting Standards No. 140” (“SFAS 156”). SFAS 156 amends Statement of Financial Accounting Standards No. 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Cautionary Statement Regarding Forward-Looking Statements

The Company is making forward-looking statements in this Form 20-F based on the Company’s estimates and assumptions which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements depending on a variety of factors discussed in this Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Form 20-F, including factors set forth in Item 3. “Key Information—Risk Factors.” If future events and actual performance differ from the Company’s assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6.    Directors, Senior Management and Employees

Directors

CANTV is managed by its Board of Directors which, in accordance with its by-laws, consists of the President of CANTV and eight other principal directors, each of whom has an alternate to act in his or her absence. The members of the Board of Directors are elected at the annual Shareholders’ Assembly.

After January 1, 2001, holders of Class A Shares no longer had special voting rights and, together with all other holders of equity capital of CANTV, vote to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C Shares voting as separate classes. Also, after January 1, 2001, the Government retained the right to elect one principal director so long as it continues to own at least one Class B Share. Additionally, holders of Class C Shares had the right, voting as a separate class, to elect two directors provided such shares represent at least 8% of CANTV’s share capital and have the right to elect at least one director, provided such shares represent at least 3% but less than 8% of the equity share capital of CANTV. Holders of Class C shares represented less than 8% (but more than 3%) of CANTV’s share capital for the first time at the annual Shareholders’ Assembly held on March 31, 2006 and, accordingly, holders of Class C shares, voting as a single class, elected only one of CANTV’s current directors in 2005. Holders of Class D Shares have the right, voting together with all other holders of the equity capital of CANTV, to elect any director not elected by the Government as the holder of Class B Shares or employees and retirees as holders of Class C Shares voting as separate classes. Accordingly, since January 1, 2001, holders of all shares voting as a single class have been entitled to elect the President and six principal directors.

Beginning on December 4, 2000, VenWorld shareholders had the right to have their VenWorld shares redeemed and to receive their pro rata portion of CANTV Class A Shares held by VenWorld, subject to a right of first refusal on the part of VenWorld’s remaining shareholders. During 2001, AT&T, Electricidad de Caracas and more than 150 of the CIMA trust beneficiaries redeemed their VenWorld shares. On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of May 31, 2006, Verizon held directly or through affiliates 28.51% of the Company and Telefónica Internacional held through affiliates approximately 6.91% of the Company.

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

CANTV’s current directors, elected at the Shareholders’ Assembly on March 31, 2006, are:

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment

Elected by all shares voting as holders of a single class:

President—
Gustavo Roosen	June 1995	March 2007	President, Chairman and Chief Executive Officer, CANTV

Directors—
Daniel Petri	March 2003	March 2007	Group President—International, Verizon Communications, Inc.

John Lack	March 2003	March 2007	Group Senior Vice President—International Operations, Verizon Communications, Inc.

Edward McQuaid	March 2005	March 2007	Vice President and CFO—International, Verizon Communications, Inc.

Ruth de Krivoy	March 2004	March 2007	President, Síntesis Financiera Caracas, C.A.

Ricardo Hausmann	March 2002	March 2007	Professor of Economic Development, Harvard University

Lorenzo Mendoza Giménez	March 2005	March 2007	President, Chairman and Chief Executive Officer, Empresas Polar

Alternate Directors—
Vicente Llatas	March 2004	March 2007	Executive Vice President and Chief Operating Officer, CANTV

Christopher Bennett	March 2005	March 2007	Vice President & General Counsel—International, Verizon Communications, Inc.

Charles Fallini	March 2003	March 2007	Vice President—International Operations Management, Verizon Communications, Inc.

Luis Esteban Palacios	December 1991	March 2007	Partner, Palacios, Ortega & Asociados

Imanol Valdés Cantolla	March 2005	March 2007	President, Inmuebles e Inversiones Cerneval, C.A.

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment

Germán García Velutini	March 2001	March 2007	President, Vencred, S.A.

Nicolás Vegas Chumaceiro	March 2005	March 2007	General Director, Sodexo Pass Venezuela, C.A.

Elected by the Government as holder of Class B Shares:
Director—
Edgar Hernández Behrens	March 2006	March 2007	President, BANDES

Alternate Director—
Julio César Pérez	March 2005	March 2007	Vice President—Planning, BANDES

Elected by CANTV Employees and Retirees as holders of Class C Shares:
Director—
Yelitza García	March 2001	March 2006	Coordinator to CANTV’s Retirees

Alternate Director—
Ricardo Armas	March 2002	March 2006	Technician in Telecommunications, CANTV

Executive Officers

Until January 1, 2001, the President of CANTV was selected by VenWorld, as the holder of the Class A Shares. Since January 1, 2001, holders of all shares voting as a single class are entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

The Company’s current executive officers are:

Name	Position	Current Position Held Since
Gustavo Roosen	President, Chairman and Chief Executive Officer	June 1995
Vicente Llatas	Executive Vice President and Chief Operating Officer	May 1998
Armando R. Yañes	General Manager, Chief Financial Officer and Compliance Officer	July 2000
Francisco Sanánez	General Manager, Corporate Marketing	March 2003
Francisco Palma	General Manager, General Counsel	February 2002
Luis De León	General Manager, Services Center	July 1994
Eloína Pérez	General Manager, Regulatory Affairs	April 2000
Pedro González	General Manager, Organization and Human Resources	June 1998
Alfonso Olombrada	General Manager, Telecommunications Operators	January 2003
Ramón Ramírez	General Manager, Enterprises and Institutions	August 2002
Oscar Santamariña	General Manager, Mass Markets	January 2005
Miguel Benatuil	General Manager, Technology and Operations	April 2004
Félix Ohep	General Manager, Revenue Assurance	November 2003

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

Vicente Llatas, Executive Vice President and Chief Operating Officer, CANTV. Mr. Llatas has been Executive Vice President and Chief Operating Officer since May 1998. Currently, Mr. Llatas also serves as President of CANTV.Net. Mr. Llatas is member of the Board of the Venezuelan-Japanese Chamber of Commerce and Vice President of the Board of Directors on the Consejo Nacional de Promoción de Inversiones (CONAPRI). He is also a member of the Board of Directors of Fundación La Salle (FLASA) and of Innovex, Capital en Tecnología, C.A. He was appointed Vice President of Bitúmenes Orinoco, S.A. (BITOR), a subsidiary of Petróleos de Venezuela, S.A., in 1988. He was appointed Trading and Supply Coordinator of Petróleos de Venezuela S.A., in 1990. In 1994, he was appointed Vice President of Lagoven, a subsidiary of Petróleos de Venezuela, S.A., and in September 1997 he became President of Lagoven until joining CANTV.

Daniel Petri, Group President—International, Verizon Communications, Inc. Mr. Petri is responsible for Verizon’s international wireless and wireline operations. In addition, he is responsible for management of Verizon Airfone. Prior to this appointment, Mr. Petri served as President, International—Europe and Asia and was responsible for Verizon’s wireless and wireline operations in those markets and related business development. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Petri held a series of positions overseeing various international investments of Bell Atlantic and NYNEX. He served as Managing Director—Worldwide Operations for NYNEX from 1994 to 1995 with responsibility for assisting NYNEX’s unregulated subsidiaries including wireless, video, directory, and international operations and investments. From 1988 to 1994, Mr. Petri served as Vice President and General Manager for Central New York and then for Midtown Manhattan, overseeing customer care operations in each region. Mr. Petri serves as chairman of the boards of Verizon Dominicana in the Dominican Republic and Telecomunicaciones de Puerto Rico, Inc. (TELPRI) and is a member of the board of Vodafone Omnitel in Italy. Additionally, he serves as Vice Chairman of the Business Council for International Understanding.

John Lack, Group Senior Vice President—International Operations, Verizon Communications, Inc. Mr. Lack is responsible for supporting Verizon’s international units in the areas of wireline, wireless, advanced communications and Internet protocol, information technology, operations and engineering, and marketing and sales. Prior to this appointment, Mr. Lack served as Vice President and Regional Manager-Asia/Pacific Operations for Bell Atlantic International Wireless and was responsible for shareholder management of Verizon’s investment portfolio in Asia. The focus of the first 19 years of his career has been telecommunications operations. Prior to working internationally, Mr. Lack held the position of Vice President and General Manager of NYNEX-Long Island in New York. Mr. Lack also held numerous operating positions within NYNEX prior to the Bell Atlantic/GTE merger. He began his career in 1978 in Kingston, New York as service supervisor for New York Telephone. Mr. Lack is also a member of the boards of Verizon Dominicana and Telecomunicaciones de Puerto Rico, Inc. (TELPRI).

Edward McQuaid, Vice President and CFO—International, Verizon Communications, Inc. Mr. McQuaid has served in this position since February 2005. He is responsible for Verizon’s international finance, strategy and business development activities. Prior to this role, McQuaid was Vice President—Finance in Verizon’s Domestic Telecom Finance organization and Vice President—Corporate Financial Planning & Analysis. His previous experience includes several positions in NYNEX and New England Telephone. Additionally, Mr. McQuaid is a member of the boards of Verizon Dominicana, CODETEL International Communications Inc., and Telecomunicaciones de Puerto Rico, Inc. (TELPRI).

Ruth de Krivoy, President, Síntesis Financiera Caracas, C.A. Mrs. Krivoy chairs the Banking Advisory Board of the Toronto International Leadership Center for Financial Supervision, where she also serves as Program Leader in Banking. She serves as advisor and member of the Financial Stability Institute (Bank for International Settlements, Basel), consultant to the World Bank and Inter-American Development Bank, and as a

lecturer at the IMF Institute. She is a member of the Council of Public and Economic Policies of the Venezuelan- American Chamber of Commerce (VENANCHAM) and served as its first chairperson. She is also a member of the Latin American Shadow Financial Regulatory Committee and past chairperson. Mrs. Krivoy was President of the Banco Central de Venezuela from April 1992 to April 1994; in previous years she served as Vice President of Economic Studies and advisor to the President of the Bank.

Ricardo Hausmann, Professor of Economic Development, Harvard University. Dr. Hausmann is Director of Harvard’s Center for International Development and Professor of Economic Development at the Kennedy School of Government. Previously, he served as the first Chief Economist of the Inter-American Development Bank from 1994 to 2000. He also served as Minister of Planning of Venezuela from 1992 to 1993, member of the Board of the Banco Central de Venezuela and Chairman of the International Monetary Fund—World Bank Development Committee. Dr. Hausmann was also Professor of Economics at the Instituto de Estudios Superiores de Administración (IESA) from 1985 to 1991 in Venezuela.

Lorenzo Mendoza Giménez, President, Chairman and Chief Executive Officer, Empresas Polar. Prior to his current position, Mr. Mendoza was an executive in the mergers and acquisitions department of J. Henry Schroder Wagg & Co. Ltd. in London from 1988 to 1990, and worked as an executive in the corporate banking department of Citigroup/Citibank in New York from 1987 to 1988. Mr. Mendoza is a member of the Board of Directors of BBVA Banco Provincial and La Electricidad de Caracas. He is also Director of the Venezuelan-American Chamber of Commerce (VENANCHAM), Junior Achievement, Consejo de Empresarios Venezuela-Estados Unidos (CEVEU), and Counsel to the Confederación Venezolana de Industriales (Conindustria), Consejo Empresario de América Latina (CEAL), Consejo Superior de la Universidad Metropolitana, Venezuela Competitiva and Consejo Superior del Instituto de Estudios Superiores de Administración (IESA). Mr. Mendoza is also a member of the World Economic Forum and of the Massachusetts Institute of Technology’s Dean’s Advisory Council.

Christopher Bennett, Vice President & General Counsel—International, Verizon Communications, Inc. Mr. Bennett has been responsible for legal supervision of Verizon’s international activities since the merger of Bell Atlantic and GTE to form Verizon in 2000. Prior to that, he held a variety of senior legal positions in both Bell Atlantic and NYNEX. At Bell Atlantic, he was Associate General Counsel with responsibility for overseeing the legal affairs of the international and directory businesses and the mergers and acquisitions practice group. Mr. Bennett held a series of legal department positions for NYNEX, including Associate General Counsel for Worldwide Services, Associate General Counsel for non-regulated operations, Vice President & General Counsel of NYNEX Business Information Systems Company and General Attorney for both Federal and State regulatory matters. He began his career as an attorney with New England Telephone in 1976.

Charles Fallini, Vice President—International Operations Management, Verizon Communications, Inc. Mr. Fallini is responsible for information technology, operations and network activities that support Verizon’s international operating companies. Previously, Mr. Fallini was Vice President—International Engineering and Operations where he directed the provisioning of customer and network operations support for Verizon’s international affiliate companies. Mr. Fallini was also Assistant Vice President—Operations Support for GTE International. During his 28-year career, he has held multiple assignments in the Engineering, Network Planning, Products and Services Planning, Network Operations, and International divisions. Mr. Fallini is a member of the board of Verizon Dominicana.

Luis Esteban Palacios, Partner, Palacios, Ortega & Asociados. Mr. Palacios is currently Director of the Scout Foundation, alternate Director of Banco Mercantil C.A., legal advisor to Superintendencia de Inversiones Extranjeras (SIEX) and legal advisor to IBM in Venezuela, and was alternate Director of VenWorld Telecom, C.A. until its liquidation. Mr. Palacios has held several positions as legal counsel, including subsecretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepío de Abogados de Venezuela.

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

Germán García Velutini, President, Vencred, S.A. Mr. García also serves as President of Venezolana de Bienes, S.A. and Valores Vencred, S.A. Mr. García is member of the board of Banco Venezolano de Crédito, S.A. since 1984.

Nicolás Vegas Chumaceiro, General Director, Sodexo Pass Venezuela, C.A. Mr. Vegas has held this position since 1998. Prior to this period, Mr. Vegas was Vice President—Director of Corporate Banking at Grupo Financorp; Consultant at Bain & Company in Dallas, Texas; Summer Associate at Booz Allen & Hamilton and Brand Manager and New Products manager at Seagram de Venezuela. Additionally, Mr. Vegas is President of the Board of Directors of Jóvenes Emprendedores de Venezuela, Treasurer of the Cámara de Comercio, Industria y Servicios de Caracas and Director of Centro de Divulgación del Conocimiento Económico (CEDICE).

Edgar Hernández Behrens, President, BANDES. Mr. Behrens has held his current position since December 2004. Mr. Behrens is also Vice Minister for Endogenous Development since January 2005. Previously, Mr. Behrens served as President of Comisión de Administración de Divisas (CADIVI) and President of Banco de Fomento Regional los Andes, C.A. (BANFOANDES). Additionally, he served in several positions at Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) as well as in other Government agencies.

Julio César Pérez, Vice President—Planning, BANDES. Mr. Pérez has held his current position since 2005. Currently, Mr. Pérez is member of the Board of Banco de Fomento Regional los Andes, C.A. (BANFOANDES). Previously, Mr. Pérez served as Advisor of Comisión de Administración de Divisas (CADIVI) and worked at the Ministry of Finance. Additionally, he served in several positions at Grupo Zarikian, as Collections Auditor at Hotel Eurobuilding and General Manager of S.T. Hidropetrol.

Armando R. Yañes, General Manager, Chief Financial Officer and Compliance Officer, CANTV. Mr. Yañes was appointed to his current position in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000, Mr. Yañes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compañía de Teléfonos del Interior (CTI) in Argentina. He also served as Director—Budget, Plans and Analysis and Corporate Controller in GTE Data Services, and as Manager—Corporate Audit in GTE Service Corporation.

Francisco Sanánez, General Manager, Corporate Marketing, CANTV. Mr. Sanánez has served in this position since January 2003. Prior to this period he served at McKinsey & Company as Office Manager, partner and consultant. He also held management positions in the marketing department at Serviquim Venezuela and Heinz Venezuela.

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

Luis De León, General Manager, Services Center, CANTV. Mr. De León has served in this position since July 1994. Prior to that time, he served as a Director of Human Resources from 1992 to 1994 and Director of Operations from 1986 to 1992 at Cervecería Polar C.A., Administration Manager at Inversiones Tacoa and General Manager at Transformadores de Distribución, C.A.

Eloína Pérez, General Manager, Regulatory Affairs, CANTV. Mrs. Pérez has served in this position since April 2000. Prior to that time, she served as Director at the Procuraduría General de la República de Venezuela,

Legal Consultant at the Ministerio de Justicia, Legal Consultant at the Ministerio de Transporte y Comunicaciones, Legal Consultant at the Ministerio de Secrataría de la Presidencia and Legal Advisor of the Ministerio de Planficación y Desarrollo (CORDIPLAN), SIDOR and ENELBAR.

Pedro González, General Manager, Organization and Human Resources, CANTV. Mr. González has served in this position since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, Mr. González served as the Vice President of Human Resources for United Distillers of Venezuela, and from 1978 to 1992 as Human Resources Manager at Warner Lambert in Venezuela and Human Resources Director at Warner Lambert in Argentina.

Alfonso Olombrada, General Manager, Telecommunications Operators, CANTV. Mr. Olombrada has served in this position since January 2003. Previously, Mr. Olombrada served as Director—Controller, Director of Administration and Logistics and Vice President of Finance at Movilnet. He also served as Manager of SAP Corporate Projects. Prior to joining CANTV, Mr. Olombrada served as Senior Audit Manager at Krygier, Montilla y Asociados and Controller at Naib Holding and Liquid Carbonic.

Ramón Ramírez, General Manager, Enterprises and Institutions, CANTV. Mr. Ramírez has served in this position since August 2002. Previously, Mr. Ramírez served as General Manager, Residential Unit and General Manager, Public and Private Corporations. Before working at CANTV he was General Manager of Protokol Sistemas and Regional Manager at Siemens Andina.

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

Miguel Benatuil, General Manager, Technology and Operations, CANTV. Mr. Benatuil was appointed to his current position in April 2004. Previously, Mr. Benatuil was President of CANTV.Net from April 1997 to April 2004. Before working at CANTV, Mr. Benatuil served as President of Infotrol and founded and served as Vice President of AETI, C.A.

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

Compensation

For the year ended December 31, 2005, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 9,928 million (U.S.$4.6 million) and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 2,863 million (U.S.$1.3 million).

In January 2003 the Board of Directors approved a stock option agreement which expires in 2013, under which CANTV has the obligation to sell 875,000 CANTV common Class D shares at a fixed price of Bs. 2,697.26 per share, exercisable in a whole or in part. CANTV may choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred to in the option.

Verizon establishes the salary and employment-related benefits for two principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Vicente Llatas, Chief Operating Officer and Armando R. Yañes, Chief Financial Officer. Prior to April 3, 2006, Verizon also established and paid (subject to reimbursement) the salary and benefits of Gustavo Roosen, Chairman of the Board, President and Chief Executive Officer. Beginning April 3, 2006 Gustavo Roosen’s salary and benefits are established and paid directly by CANTV. See “Introduction” and Item 4. “Information on the Company—History.”

Board Practices

The operations of the Company are managed under the direction of the Board of Directors pursuant to Venezuelan law, CANTV’s by-laws and related charters adopted by the Board. Under Venezuelan law, Directors owe a duty of loyalty and care to CANTV. Directors must exercise the standard of care of a prudent and diligent businessman and bear the burden of proof of this standard if their actions are contested. The Board’s responsibilities include overseeing the structure and composition of top management and monitoring legal compliance and the management of risks related to the Company’s operations. The Board of Directors must consider the interests of CANTV’s shareholders and its employees and, to some extent, the public interest. Those Directors who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were approved by resolution at a Shareholders’ Assembly. See Item 10. “Additional Information—Memorandum and Articles of Association” for further information about the Board of Directors.

Committees of the Board of Directors

The Executive Committee consists of three members of the Board. Since March 14, 2003, the Executive Committee members are Gustavo Roosen, Daniel Petri, and Ricardo Hausmann. The Executive Committee is responsible primarily for the evaluation and formulation of proposals related to budgets, capital investments and operational matters and their presentation to the Board of Directors for approval.

The Audit Committee consists of three members of the Board. Since March 31, 2005, the Audit Committee members are Ruth de Krivoy, Lorenzo Mendoza Giménez and Ricardo Hausmann. The Audit Committee is responsible primarily for overseeing the accounting and financial reporting processes of the Company and audits of the consolidated financial statements of the Company. The Audit Committee is responsible for the evaluation of independent auditors and assists the Board in their selection, whose appointment is subject to an affirmative vote by the shareholders at the annual general Shareholders’ Assembly and reviewing the scope of external audit services, including compatibility of non-audit services with independence requirements. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the procedures for the preparation of financial reports; reviewing compliance with internal control, including monitoring and management of business risk and compliance of legal and ethics compliance as the Business Conduct Code of CANTV; reviewing the annual and quarterly consolidated financial statements of CANTV and monitoring the qualifications, independence and performance of the external auditors and discussing any issues to be communicated to the Committee by the external auditors. In addition, the Audit Committee will meet separately with internal and external auditors with or without the presence of the Company’s management, to discuss the results of the audits and provide sufficient opportunity for a private meeting between members of internal and external audit and the Audit Committee, who may also request additional information from employees and legal counsel. The Audit Committee will revise the pension plan fund management and expense reports of executives through an annual summary report performed by internal audit.

The Compensation and Executive Development Committee consists of three members responsible for the administration of human resources, including matters related to evaluation, development, training and compensation. The Compensation and Executive Development Committee members are Gustavo Roosen, Pedro González and Vicente Llatas.

Differences in Corporate Governance from the New York Stock Exchange Listing Standards

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. Under these rules, listed foreign private issuers, like CANTV, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic listed companies under the NYSE listing standards. CANTV follows corporate governance practices which are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. Under Venezuelan Regulations issued by the CNV in February 2005, at least one-fifth of a company’s board of directors must be comprised of independent directors.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members, each of whom must be independent and financially literate in accordance with NYSE rules, and at least one member must have accounting or related financial management expertise meeting NYSE standards. Under Venezuelan Regulations, companies registered with the CNV should have an audit committee comprised of a majority of independent directors. CANTV has maintained an audit committee with three independent members since 2005, and does not have a financial expert according to the definitions established by the Sarbanes-Oxley Act of 2002.

•	U.S. domestic listed company audit committees must also (1) have a written charter, (2) evaluate and review the lead partner of the independent auditor and assure its regular rotation, (3) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (4) meet separately with management and with external and internal auditors, and (5) set clear hiring policies for employees of the independent auditors. There is no such requirement for Venezuelan audit committees. CANTV has a written charter which requires an evaluation of independent auditors, the review of earnings releases and separate meetings with auditors.

•	U.S. domestic listed companies must adopt corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees and director compensation. While CANTV does not have these corporate governance guidelines, some of these matters are addressed by CANTV’s Executive Committee.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. CANTV has adopted a code of ethics covering all its officers and employees, applying requirements which are similar to those applicable to U.S. domestic listed companies.

•	U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. CANTV follows Venezuelan law, which requires shareholder approval only for increases and reductions in authorized capital. In the case of issuances of securities, Venezuelan companies may not issue equity or debt securities in amounts exceeding contributed capital.

Employees

As of December 31, the Company had 9,383 and 9,199 employees for the years 2004 and 2005, respectively. As of June 29, 2006, the Company had 9,265 employees. The Company’s workforce has decreased from 10,227 employees at December 31, 2001 to 9,199 employees at December 31, 2005. CANTV had 550 access lines in service per employee at December 31, 2005, compared to 369 at December 31, 2001. On May 31, 2006, CANTV had 578 access lines in service per employee.

At December 31, 2005, approximately 54.4% of CANTV’s employees were members of one of 28 labor unions, which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced strikes from time to time of various duration and levels of participation. These strikes have not had a material effect on the Company’s results of operations. In March 1997, approximately 1,500 of CANTV’s workers went on a 23-day strike in connection with contract negotiations. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit-sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement. The most recent work stoppage occurred during the national general strike on December 2, 2002.

On July 17, 2002 a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covered some 3,500 union employees in 28 unions and was retroactive to June 18, 2002, and provided for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provided for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus to be paid to all union employees in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 as compensation for the absence of wage increases since the expiration of the contract in June 2002. This agreement was due to expire in June 2004 but remained in force pursuant to the current Labor Law which allows up to three years for expiration until a new labor agreement was reached.

In February 2004 FETRATEL presented a proposal to the Ministry of Labor to negotiate a new contract to replace the June 2002 agreement. CANTV presented a proposal to FETRATEL to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, pursuant to the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the execution of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension, aggravating relations among the unions’ leaders. The extension expired on August 30, 2005 once the 2005-2007 labor agreement was finalized upon its filing with the Ministry of Labor, effective retroactively from June 18, 2005. The 2005-2007 labor agreement included for 2005 a salary increase of Bs. 70,000 for all employees covered by the agreement, a one-time special bonus of Bs. 4,714,285.71 and the inclusion of the variable salary portion derived from the average productivity of the last 12 months as part of the basic remuneration of each employee. For 2006, the inclusion of the variable portion to the basic salary was also applied and the payment of a special bonus of Bs. 1,000,000 was made. In addition, some severance and other benefits were improved.

The economic impact of the 2002-2004 and 2005-2007 labor agreements on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 26.4%, 32.0% and 28.8% for 2003, 2004 and 2005, respectively. Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company.

In September 2004 the Social Chamber of the Supreme Court issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of AJUPTEL-Caracas against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court will appoint two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage. For the years ended December 31, 2004 and 2005, the Company recorded provisions of Bs. 44,426 million and Bs. 694,616 million, respectively, to cover this additional obligation. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Based on CANTV’s interpretation of the July 26, 2005 ruling that requires that pensions paid after December 30, 1999, should not be lower than the official minimum urban wage, as of December 31, 2005 CANTV had a provision of Bs. 764.6 billion related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability. See Note 17 (b) to the Audited Consolidated Financial Statements.

Beginning February 1, 2006, the Company began making pension payments equal to the official minimum urban wage to CANTV’s retirees that are covered by the Social Chamber of the Supreme Court’s ruling and have requested such payments. As of May 31, 2006, 1,815 retirees had made a request for adjustment in their pension payments.

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

President Caldera’s administration passed the Ley del Subsistema de Pensiones, a partial reform of the Social Security System regarding pensions (the “Pension Reform”) in 1998. This law was partially reformed by the “Law of Partial Reform of the Decree No. 426” statute published on January 23, 2001, which postponed the effective date from January 1, 2001 to January 1, 2002. On December 31, 2001, the Government postponed the effective date from January 1, 2002 to July 1, 2002 as published in the Extraordinary Official Gazette of Venezuela No. 5,568. The National Assembly is currently reviewing the Pension Reform. The Pension Reform is intended to provide income following retirement and in the case of disability, as well as provide survivor benefits and funeral assistance. The Pension Reform establishes a contributory pension plan for all employees based on a contribution of approximately 12% to 13% of each employee’s salary. When the Pension Reform becomes effective, the Company will be required to contribute 75% of the required contribution amount for each employee, with the employee contributing the remaining 25%. The contributions made by the Company and employees will be invested in private pension funds established under the Pension Reform.

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

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan covering up to 5.5% of the capital stock of the Company called the Value Fund. Both programs were to be effected through the purchase of Class C Shares. As of December 31, 2001, the Company had not made effective the increase of the Excellence Award program or the creation of the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4.2 billion in funds to increase the number of Class C Shares of the Company held by the trust administering the Excellence Award program. As of May 31, 2006, this trust holds 11,043,481 Class C Shares. As of the date of this Form 20-F, the Value Fund has not been created.

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

Share ownership

As of May 31, 2006, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 84,418 shares, representing 0.01% of CANTV’s shares issued and outstanding at such date.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

Until December 1991, CANTV operated under the control of the Government, which owned 100% of the Company’s equity share capital. In December 1991, the Government, through BANDES (formerly FIV), sold 40% of the equity share capital of CANTV to VenWorld for approximately U.S.$1,885 million, and provided for the transfer of up to 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company’s equity share capital, to the public in the initial public offering. Currently, the Government holds the Class B Shares of CANTV and retains the right to appoint one director to the CANTV’s Board of Directors. Also, the Government, acting through CONATEL, regulates the activities of the Company. See Item 4. “Information on the Company—Regulatory Framework.” The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV for legal purposes as of December 31, 2005 and May 31, 2006:

		At December 31, 2005		At May 31, 2006
	Class	Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
GTE Venholdings B.V. (Verizon Communications, Inc.)	A	196,401,427	24.95%	196,401,427	24.95%
Telefónica Venezuela Holding B.V.	A	54,407,172	6.91%	54,407,172	6.91%
Banco Mercantil, C.A.	A	367,139	0.05%	367,139	0.05%
Inversiones TIDE, S.A.	A	2,972	—	2,972	—
Banco de Desarrollo Económico y Social de Venezuela (BANDES)(1)	B	51,900,000	6.59%	51,900,000	6.59%
Company employees and retirees(1)(2)	C	52,789,775	6.71%	51,902,942	6.59%
GTE Venholdings B.V. (Verizon Communications, Inc.)(3)	D	28,009,177	3.56%	28,009,177	3.56%
Brandes Investment Partners, LLC(4)	D	124,349,820	15.80%	124,991,713	15.88%
Others(5)(6)	D	278,913,367	35.43%	279,158,307	35.47%

		787,140,849		787,140,849

(1)	In August 1998, BANDES (formerly FIV) transferred 90 million Class B Shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as New Class C Shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2)	Class C Shares held directly or through the Employee Trusts. Class C Treasury Shares include shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program owns 11,144,330 and 11,043,481 Class C Shares at December 31, 2005 and May 31, 2006, respectively. For accounting purposes these shares are not considered outstanding shares.
(3)	Verizon, acting through an indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately U.S.$190 million in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, Verizon exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A. (Banco Universal) as Trustee. As of December 31, 2005, Verizon owned ADSs representing an aggregate of 28,009,177 Class D Shares. As of May 31, 2006, Verizon owned 4,001,311 ADSs representing an aggregate of 28,009,177 Class D Shares and 196,401,427 Class A Shares, totaling 28.51% of the equity share capital of the Company.
(4)	Brandes Investment Partners, LLC is an investment advisory firm, managing assets for institutional and private clients worldwide.
(5)	Includes Class D Shares held by The Bank of New York as Depositary for American Depositary Shares of CANTV, each of which represents seven Class D Shares.
(6)	According to a public filing with the U.S. Securities and Exchange Commission made on April 12, 2006 by Telmex and América Móvil, Telmex and América Móvil, through their affiliates, owned directly 2,700,000 ADSs representing an aggregate of 18,900,000 Class D Shares of CANTV, or 2.4% of CANTV’s total outstanding shares as of December 31, 2005 and May 31, 2006. In addition, according to this filing, as a result of the terms of the Stock Purchase Agreement with Verizon, Telmex and América Móvil and their affiliates may be deemed to have shared power to vote or to direct the vote of the ADSs that are held by GTE Venholdings, B.V., an affiliate of Verizon, which represent 28,009,177 Class D Shares, or approximately 3.56% of the issued and outstanding shares of CANTV. Telmex and América Móvil and their affiliates also may be deemed to have shared power to vote or to direct the vote of the 196,401,427 Class A Shares owned by GTE Venholdings, B.V., representing an additional 24.95% of the issued and outstanding equity share capital of CANTV.

See also Item 10. “Additional Information—Memorandum and Articles of Association,” for a description of the voting rights of CANTV’s shareholders.

As of December 31, 2005, the Company estimates that 54,740,417 ADSs were held in the United States, representing approximately 89% of total Class D Shares outstanding. The number of record holders of its Class D Shares (or of ADSs representing its Class D Shares) in the United States was 25 at December 31, 2005, most of them representing investment advisory firms.

VenWorld was a private corporation, whose principal shareholders as of December 31, 2001 were indirect subsidiaries of Verizon (formerly GTE Corporation) (75.74%) and Telefónica Internacional (20.98%). The remaining 3.28% of the equity capital of VenWorld was held by Banco Mercantil, C.A., for itself and acting as trustee for approximately seven beneficiaries, and approximately 60 other shareholders originally part of CIMA, a former shareholder of VenWorld, liquidated in 1995.

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld and on March 4, 2002 the Class A Shares were distributed to each of the VenWorld shareholders pursuant to a plan of liquidation. On March 15, 2002, AES Comunicaciones de Venezuela, C.A., as custodian for the Class D Shares owned by Inversiones Inextel, C.A., converted 50,255,184 Class D Shares into 7,179,312 ADSs that were sold in a single transaction at a price per ADS of U.S.$12.75 on March 19, 2002. As of May 31, 2006, Verizon held directly or through affiliates 28.51% of the Company and Telefónica Internacional held through affiliates approximately 6.91% of the Company.

Employee Trusts were established to facilitate the sale of Class C Shares pursuant to a stock purchase program established for certain employees and retirees of the Company. In August 1998, eligible employees and retirees were offered the right to purchase up to 90 million new Class C Shares from the Employee Trusts pursuant to a Stock Purchase Program established by BANDES (formerly FIV). In accordance with the Stock Purchase Program, 25% of the 90 million new Class C Shares were reserved for retirees of CANTV and 75% of the shares were reserved for active employees of the Company based on the employee’s base salary and length of employment at August 1996, with no employee eligible for more than 15,000 new Class C Shares. Under the Stock Purchase Program, eligible employees were offered a non-interest bearing installment payment plan to purchase the new Class C Shares through salary deductions over a period up to 12 years, with the purchase price to be paid in full at the end of this period. Those employees still paying for Class C Shares under the 1991 Installment Plan are granted a grace period under the Stock Purchase Plan until all prior Class C Shares have been paid in full. At that time, salary deductions for the new Class C Shares purchased will begin, provided that an established percentage of the Class C Shares have not been sold by the employee or retiree. If the Class C Shares are sold, an accelerated payment plan will apply. In accordance with the Stock Purchase Plan, dividends paid by CANTV prior to payment in full for the new Class C Shares are distributed with 50% paid to the Class C shareholder and 50% applied to the shareholder unpaid balance of the new Class C Shares.

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

On November 16, 1999, an Extraordinary Shareholders’ Assembly authorized a share repurchase program of up to 50,000,000 of CANTV’s outstanding Class C Shares and Class D Shares, which terminated on April 18, 2000 (the “1999 Repurchase Program”). The 1999 Repurchase Program specified a maximum repurchase price up to U.S.$40 per ADS and a maximum volume of up to 5% of the outstanding shares. Under the 1999 Repurchase Program the Company acquired 35,775,956 Class D Shares (5,110,851 ADS) at a weighted average price of Bs. 2,794 per share, equivalent to U.S.$29.39 per ADS. No Class C Shares were repurchased.

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

On August 29, 2001, AES Comunicaciones de Venezuela, C.A. (an affiliate of Electricidad de Caracas and AES) commenced an unsolicited cash tender offer in the United States to purchase an aggregate of 28,566,944 ADSs for Bs. 17,829 per ADS (U.S.$24 per ADS), and in Venezuela to purchase 199,968,608 shares of CANTV outstanding common stock for approximately Bs. 2,547 per share (U.S.$3.43 per share) in order to obtain 50.1% of outstanding shares of the Company and to acquire a controlling interest in CANTV. On October 1, 2001, the Board of Directors of CANTV deemed this offer unsatisfactory and not in the best interest of its shareholders, its ADS holders, employees, customers or the people of Venezuela. On October 7, 2001, the Board of Directors of CANTV called for an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend in the amount of approximately U.S.$385 million and authorization to initiate the Third Repurchase Program for 15% of the Company’s outstanding shares.

On October 24, 2001, CANTV held an Extraordinary Shareholders’ Assembly of CANTV’s shareholders who approved, in part, the proposed Third Repurchase Program submitted by CANTV’s Board of Directors. The period of the Company’s Third Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the Third Repurchase Program, CANTV began cash tender offers at U.S.$30 per ADS in the United States and U.S.$4.29 per Class D Share of the Company in Venezuela. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Shareholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

The October 24, 2001, Extraordinary Shareholders’ Assembly also approved an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 (U.S.$4.90) per ADS which was paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other of Bs. 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

At this same Shareholders’ Assembly, CANTV’s shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan called the Value Fund which would include up to 5.5% of the capital stock of the Company to use for stock option awards to eligible employees. This trust holds, as May 31, 2006, 11,043,481 Class C shares. As of the date of this Form 20-F, the Value Fund has not been created.

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

On March 31, 2005, an Ordinary Shareholders’ Assembly approved the payment of a dividend of Bs. 505 per share to shareholders of record as of April 20, 2005, payable on April 27, 2005. See Item 8. “Financial Information—Dividend Policy.”

On March 31, 2006, an Ordinary Shareholders’ Assembly approved the payment of a dividend of Bs. 700 per share to shareholders of record as of April 18, 2006, payable on April 27, 2006. See Item 8. “Financial Information—Subsequent Events.”

On April 3, 2006, Telmex and América Móvil announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in the Company for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon (or U.S.$21.10 per CANTV American Depositary Share held by Verizon). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate. Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents. As of June 29, 2006, Telmex and América Móvil had not published the offering documents with respect to the tender offer for CANTV’s shares and the Board of Directors of CANTV had not announced its recommendation with respect to the offer.

According to a public filing with the U.S. Securities and Exchange Commission made on April 12, 2006 by Telmex and América Móvil, Telmex and América Móvil, through their affiliates, owned directly 2,700,000 ADSs representing an aggregate of 18,900,000 Class D Shares of CANTV, or 2.4% of CANTV’s total outstanding shares as of December 31, 2005 and May 31, 2006. In addition, according to this filing, as a result of the terms of the Stock Purchase Agreement with Verizon, Telmex and América Móvil and their affiliates may be deemed to have shared power to vote or to direct the vote of the ADSs that are held by GTE Venholdings, B.V., an affiliate of Verizon, which represent 28,009,177 Class D Shares, or approximately 3.56% of the issued and outstanding shares of CANTV. Telmex and América Móvil and their affiliates also may be deemed to have shared power to vote or to direct the vote of the 196,401,427 Class A Shares owned by GTE Venholdings, B.V., representing an additional 24.95% of the issued and outstanding equity share capital of CANTV.

Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates.

Transactions with shareholders’ affiliates includes purchase of inventories, supplies, plant and equipment, technical and administrative services including salaries and employment-related benefits for certain principal executive officers and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions performed with Verizon affiliates for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions of bolivars)
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	57,171	75,307

Technical and administrative services expenses(1)	10,475	27,131

Net (expenses) revenues related to the settlement of international telephone traffic with affiliates	(393)	1,754

(1)	Technical and administrative service expenses include salary and employment-related benefits for certain principal executive officers of the Company. See Item 6. “Directors, Senior Management and Employees—Compensation.”

As of December 31, 2005 and 2004, the Company had interest-free short-term accounts payable to Verizon of Bs. 33,391 million and Bs. 45,180 million, respectively. There are no guaranties given to or received from related parties.

Through May 31, 2006 the Company has recorded inventory, supplies and plant and equipment purchases of Bs. 1,891 million, as well as technical and administrative services expenses in the amount of Bs. 5,733 million. As of May 31, 2006, the Company had net payables due to Verizon of Bs. 43,930 million.

In April 1998, Movilnet obtained a long-term loan from CANTV of Bs. 18,500 million, which was utilized to pay its short-term trade debt. This loan was going to be amortized in 12 monthly installments from April 2000. In December 1999, the term of the loan was changed to five years to be amortized with a single payment in April 2004, with a one-year grace period for interest. The maximum interest rate that CANTV could collect from Movilnet was calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. In December 2004 this loan was repaid.

In December 1999, Movilnet obtained a line of credit from CANTV amounting to U.S.$100 million, which was used for the investment plan financing for year 2000. This line of credit bore interest based on market interest rates. In December 1999, Movilnet used U.S.$95 million of this line of credit. This loan had a five-year term maturity and was repaid in 2004.

In December 1999, Movilnet issued two promissory notes to CANTV for Bs. 9,264 million and Bs. 3,964 million. These promissory notes bore interest calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes had a five-year term maturity and were repaid in 2004.

Interest of Experts and Counsel

Not applicable.

Item 8.    Financial Information

Consolidated Financial Information

See Item 19. “Exhibits” for a list of financial statements filed under Item 18. “Financial Statements.”

See Note 6 to the Audited Consolidated Financial Statements for the reconciliation of IFRS to Venezuelan GAAP.

Other Financial Information

Legal Proceedings

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In December 1999 and May 2000, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court on Contentious Tax Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002, Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312 million. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court on Contentious Tax Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003 a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs. 20,399 million due to default by Movilnet in compliance with a commercial agreement. On October 8, 2003, Movilnet responded to this claim and on January 16, 2004, the Arbitration Court was installed to hear the case. In September 2004 the Arbitration Court declared in favor of this commercial party, and required a payment of Bs. 8,000 million by Movilnet, which was paid in January 2005. At December 31, 2004, a provision for this amount was recorded to cover this obligation. In October 2005 this commercial party filed a new lawsuit before a Commercial Court for concept of loss of future income due to default in compliance with the same commercial agreement in the amount of Bs. 257,000 million. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded for this second lawsuit.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states in the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value-added tax matters. Some of the sanctions were imposed at that time while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies. As of December 31, 2005, CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, the Company’s management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for the computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006 the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8,125 million for CANTV, Bs. 92,865 million for Movilnet and Bs. 656 million for CANTV.Net. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 438,112 million (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of filing of this Form 20-F, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, the Company’s management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs. 134,513 million as of December 31, 2005 is sufficient to cover these contingent risks.

In September 2004 the Social Chamber of the Supreme Court issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of AJUPTEL-Caracas against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court will appoint two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage. For the years ended December 31, 2004 and 2005, the Company recorded provisions of Bs. 44,426 million and Bs. 694,616 million, respectively, to cover this additional obligation.

In January 2005, CANTV’s management, based on the opinion of its external legal counsel, considered that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters the Company estimated for year end 2004 a provision to cover the potential additional contingent liability. In accordance with the applicable accounting principles, the estimated effect in the projected pension benefit obligation was Bs. 71.9 billion, which was recorded in the consolidated financial statements of 2004 as a provision for pension contingency.

Beginning February 1, 2006, the Company began making pension payments equal to the official minimum urban wage to CANTV’s retirees that are covered by the Social Chamber of the Supreme Court’s ruling and have requested such payments. As of May 31, 2006, 1,815 retirees had made a request for adjustment in their pension payments.

As a result of additional analysis and based on CANTV’s interpretation of the July 26, 2005 ruling that requires that pensions paid after December 30, 1999, should not be lower than the official minimum urban wage, in 2005 CANTV raised to Bs. 764.6 billion the provision related to additional pension obligations due to the Supreme Court decision on retiree pension payments to reflect the estimated additional pension liability.

Dividend Policy

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions, which limit the ability of the Company to pay cash dividends. See Item 5. “Operating and Financial Review and Prospects—Financial Condition, Liquidity and Capital Resources,” Item 10. “Additional Information—Memorandum and Articles of Association—Dividends,” and Note 15 to the Audited Consolidated Financial Statements.

On December 14, 2001, the Board of Directors of CANTV approved revised guidelines for the annual dividend distribution, effective in 2002. These guidelines call for the distribution to shareholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the annual Shareholders’ Meeting and could be paid in quarterly installments. The distribution of the dividend payment in dollars by the Depositary bank to ADS holders is currently subject to approval by CADIVI under the recently adopted exchange controls regime. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary bank pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

Subsequent Events

Beginning February 1, 2006, the Company began making pension payments equal to the official minimum urban wage to CANTV’s retirees that are covered by the Social Chamber of the Supreme Court’s ruling and have requested such payments. As of May 31, 2006, 1,815 retirees had made a request for adjustment in their pension payments.

On March 31, 2006, an Ordinary Shareholders’ Meeting declared a dividend of Bs. 700 per share to be paid on April 27, 2006 to shareholders of record at April 18, 2006. Additionally, the shareholders approved the issuance of commercial paper of up to U.S.$150 million or its equivalent in bolivars and the issuance of obligations of up to U.S.$150 million or its equivalent in bolivars with a maximum maturity of seven years. As of June 29, 2006, the Company had not issued commercial paper nor obligations pursuant to this authority.

On April 3, 2006, Telmex and América Móvil announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in the Company for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon (or U.S.$21.10 per CANTV American Depositary Share held by Verizon). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate. Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents. As of June 29, 2006, Telmex and América Móvil had not published the offering documents with respect to the tender offer for CANTV’s shares and the Board of Directors of CANTV had not announced its recommendation with respect to the offer.

Beginning in December 2005 and until April 7, 2006, CANTV participated in the bidding for the sale of an equity stake in Colombia Telecomunicaciones, S.A. ESP (“CT”), the largest fixed line telecommunications service provider in Colombia. CANTV withdrew from the bidding process following Telefónica’s winning offer of U.S.$367 million for CT.

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

The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D Shares on the Caracas Stock Exchange:

	Caracas Stock Exchange
	High (Bs.)	Low (Bs.)	Average Trading Volume
Annual highs and lows
2001	2,900.00	1,505.00	71,879
2002(1)	2,750.00	1,600.00	46,422
2003	6,700.00	2,250.00	116,880
2004	9,500.00	6,325.00	209,953
2005	8,450.00	4,500.00	68,229

Quarterly highs and lows
2004
1st quarter	9,500.00	6,325.00	125,337
2nd quarter	9,300.00	7,100.00	253,434
3rd quarter	8,500.00	7,300.00	141,416
4th quarter	8,600.00	7,700.00	324,045

2005
1st quarter	8,450.00	7,500.00	61,984
2nd quarter	8,000.00	6,800.00	38,121
3rd quarter	7,285.00	4,500.00	71,588
4th quarter	5,500.00	4,700.00	52,369

Monthly highs and lows
2005
July	7,285.00	6,205.00	96,349
August	5,500.00	4,500.00	68,961
September	5,880.00	5,151.00	51,706
October	5,500.00	4,700.00	44,889
November	5,350.00	4,700.00	60,200
December	5,250.00	5,010.00	50,934

2006
January	5,750.00	5,300.00	55,935
February	5,845.00	5,350.00	67,748
March	8,000.00	6,325.00	72,710
April	8,300.00	7,150.00	757,051
May	7,425.00	6,780.00	53,251
June(2)	7,275.00	6,725.00	44,610

(1)	Complete information for December 2002 is unavailable due to the national general strike.
(2)	Through June 23, 2006.

The table below sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the New York Stock Exchange:

	New York Stock Exchange
	High (U.S.$)	Low (U.S.$)	Average Trading Volume
Annual highs and lows
2001	28.14	13.20	293,562
2002	19.20	10.00	178,137
2003	16.85	8.63	188,410
2004	24.20	15.60	212,928
2005	21.76	12.13	291,735

Quarterly highs and lows
2004
1st quarter	19.59	15.60	247,721
2nd quarter	21.04	16.50	207,495
3rd quarter	22.53	19.05	190,800
4th quarter	24.20	20.39	206,698

2005
1st quarter	21.76	18.60	205,815
2nd quarter	19.88	17.55	189,475
3rd quarter	20.00	12.13	522,184
4th quarter	14.51	12.30	243,838

Monthly highs and lows
2005
July	20.00	16.69	300,140
August	14.85	12.13	922,965
September	14.95	13.67	294,705
October	14.01	12.41	227,305
November	14.24	12.30	248,476
December	14.51	13.47	255,733

2006
January	15.08	13.89	399,590
February	17.32	14.10	410,184
March	21.50	17.90	428,757
April	22.75	20.10	386,405
May	20.52	18.36	290,218
June(1)	19.08	17.97	399,118

(1)	Through June 23, 2006.

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

Organization and Register

CANTV is a company incorporated (“compañía anónima”) under the laws of Venezuela. It is registered in the Registro Mercantil Primero del Distrito Federal y Estado Miranda (First Registry of Commerce of the Federal District and State of Miranda) under file number 405. CANTV is domiciled in the city of Caracas, Venezuela.

Corporate Governance

CANTV is governed by the Shareholders’ Assembly followed by the Board of Directors and its committees, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer. Their powers are defined by the Venezuelan Commercial Code and by CANTV’s by-laws.

In order to maintain effective and clear corporate management, CANTV had as its priority the adoption of these corporate governance practices which form an essential part of the organization’s management responsibility, and which are being applied by the Company even prior to the publication in February 2005 of the Rules on Corporate Governance by the CNV.

The above is demonstrated by the creation of the Audit, Executive, and Executive Development (“CODE”) committees, as well as by the publication of a Code of Ethics which assembles a set of norms to be observed by officers and employees in carrying out their duties. The policies on this matter benefit not only shareholders, but also employees, the community and the organization in general. For the corporation, the application of these practices has as its fundamental principle the establishment of a system of checks and balances between the different areas of the organization to ensure transparent management of the Company and an adequate solving of eventual conflicts of interest.

The efficiency of the Board of Directors is a key factor in attending to the different interests which meet in the Company: its shareholders, customers, employees and the general community.

The Board of Directors is in charge of the powers of direction, administration and disposition of the Company. Its attributes are clearly defined in the Company’s by-laws. The Board has chief responsibility for establishing policies to prepare plans, programs and budgets, the definition and control of corporate strategies and the determination of business policies. In addition, it authorizes entering into all types of contracts, recommends the amount of dividends to be submitted to shareholders for consideration, approves business and accounting reports for submission to the Shareholders’ Assembly, recommends and establishes administrative policies and creates management and/or consulting committees. The Board of Directors may delegate, as in effect it delegates, its responsibilities to the President and other high-ranking company employees, who remain under its supervision.

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

Objectives and Purposes

Article 2 of CANTV’s by-laws states that the purpose of the Company is to: administer, provide, develop and operate local telephone and national and international long distance telephone services; national and international telex; radio telephone and cellular telephone services; value-added services; telephotography, data transmission, means for transmitting television and radio broadcasting programs, supply of telegraphic channels and any other telecommunications service; possess telecommunications equipment and facilities; adopt and exploit new services determined by technical advances in telecommunications; issue bonds and obligations in accordance with legal requirements; execute agreements or enter into arrangements with foreign governments or companies on everything related to the activities of the Company; participate in associations, institutes or international groups devoted to the improvement of telecommunications or to scientific and technology research; participate in international agencies or organizations engaged in telecommunications; and promote and create companies to perform activities related to and connected with those constituting the corporate purpose. CANTV may also carry out all commercial acts directly or indirectly related to its corporate purpose.

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

Under the by-laws, the Directors do not have the power to vote on compensation matters relating to directors including benefits and retirement benefits based on age-limit requirements. Directors may not establish shareholding requirements to qualify as director. CANTV’s by-laws require Directors with proven experience, executive capacity, and competence to manage the operations of the Company.

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

Class C Shares may be owned only by employees of the Company, retirees, companies 100% owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such shares, trusts and benefit plans established for such employees or retirees, former Company employees who elect to retain their Class C Shares upon termination of employment, Company employees’, former employees’ or retirees’ former spouses who receive Class C Shares through partition of marital property, and Company employees’, former employees’ or retirees’ heirs who receive Class C Shares in succession. Any transfer of Class C Shares to any person or entity other than those listed in the previous sentence will cause such transferred shares to be automatically converted to Class D Shares.

Class D Shares are not subject to any restrictions in the by-laws relating to ownership or transfer.

Share certificates are numbered and may include any number of shares. The certificates indicate the class of shares they represent, bear the seal of the Company and are signed by two Directors. Record holders of ordinary shares are registered in CANTV’s share register, which is administered on behalf of the Company by Banco Venezolano de Crédito, S.A.C.A., as transfer agent, and registered in Venezuela. The Depositary in the United States acts as transfer agent and registrar in respect of holders of ADSs.

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

Voting Rights

The by-laws state that each share of CANTV, regardless of class designation, is entitled to one vote on all matters submitted for the approval for CANTV’s shareholders at a Shareholders’ Assembly. In general, matters submitted to vote at a Shareholders’ Assembly will be adopted only if a majority of the holders of the shares present at such Assembly vote in favor of such matters. The quorum and majority established in the by-laws are applicable even in situations where the Venezuelan Commercial Code requires a majority and special representation.

However, the by-laws also require a vote of holders of the majority of the Class B Shares for decisions concerning, among others, the dissolution of CANTV, mergers or other extraordinary corporate transactions, the reimbursement or reduction of the capital of CANTV and authorization for the sale of CANTV’s assets.

A vote of holders of a majority of the Class B Shares is also required to amend the by-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares,

Shareholders’ Assembly, related notices and quorum requirements, composition of the Board of Directors and Board of Directors’ meetings, related notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of certain classes of shares. See also Item 6. “Directors, Senior Management and Employees” for a further discussion of voting rights.

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

Ordinary Shareholders’ Assemblies are called to consider the annual report of CANTV and its consolidated financial statements, elect the Board of Directors and the two principal Statutory Auditors and their alternates, declare dividends and to consider any other matters that may be properly presented to the meeting.

In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and also must notify the Company no later than the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders in North America may vote their shares by proxy by signing and returning the proxy card mailed to them in advance of the meeting. A notice of the meeting, an agenda describing the items to be voted on at the meeting, and a short-form annual report accompany the proxy card. As a foreign private issuer, the Company is not required to file a proxy statement under U.S. securities law. The proxy voting process for the Company’s shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

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

Material Contracts

Not applicable.

Exchange Controls

On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. The rate was originally fixed at Bs. 170.00 per U.S. dollar and was adjusted to Bs. 290.00 per U.S. dollar in December 1995. These controls, together with economic conditions in Venezuela, caused the Company to restructure its debt obligations in 1995. Such controls also limited the ability of foreign investors to repatriate capital and the ability of Venezuelan companies to remit dividends in shares of Venezuelan companies represented by ADSs, ADRs, Global Depositary Shares or Global Depositary Receipts. These controls were removed on April 22, 1996. In July 1996, the Central Bank of Venezuela intervened to maintain the exchange rate between 7.5% above and 7.5% below the reference rate. The reference rate was originally set at Bs. 470.00 per U.S. dollar and is adjusted from time to time to account for projected inflation. On January 14, 1998, the reference rate was reset to Bs. 508.50 per U.S. dollar and the Central Bank of Venezuela announced that it would adjust the reference rate by 1.16% to 1.28% monthly. Under this policy, the reference rate was Bs. 686.54 per U.S. dollar, Bs. 700.00 per U.S. dollar and Bs. 758.00 per U.S. dollar at December 31, 1999, 2000 and 2001, respectively. However, the deterioration of Government revenue streams, as well as increasing political and legal instability, sustained capital flight and the erosion of foreign reserves beginning in late 2001, forced the Government to announce, on February 12, 2002, that the bolivar would float freely.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government created by decree No. 2.302 (published in the Official Gazette of Venezuela No. 37,625) CADIVI and approved the initial rules (published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading, which have been subsequently amended since February 2003. The new rules restrict the access of companies and individuals to foreign exchange. Currently foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited.

The new exchange controls regime is based on a single mandatory system effective February 5, 2003. A series of Exchange Agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision by the Central Bank of Venezuela. On February 9, 2004, the Government set the exchange rate at Bs. 1,920 per U.S. dollar. On March 2, 2005, the Government set the exchange rate at Bs. 2,150 per U.S. dollar.

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

The Board of the Central Bank of Venezuela regulates the terms and conditions pursuant to which banks and financial institutions sell foreign currency and CADIVI administers the appropriate controls for the purchase of foreign currency by individuals and corporations in connection with transfers, remittances and payments for the import of goods and services, as well as principal and interest on private external debt. All foreign currency received from exports of goods, services and technology is required to be sold to the Central Bank of Venezuela within five banking days after the funds become available. Any such sales are to be calculated at the Free on Board (“FOB”) value of the exported goods. All foreign currency received from operations involving travel and tourism, transportation services, transfers, earnings from investments, lease agreements, and other commercial, industrial, professional and construction services and activities, are also required to be sold to the Central Bank of Venezuela. PDVSA and its affiliated companies are required to sell to the Central Bank of Venezuela all foreign currency received within 48 hours, except as may be required for foreign operations up to authorized amounts. Established or to be established corporations engaged in activities related to the Organic Law of Hydrocarbons are allowed to maintain foreign accounts in foreign currency for the purpose of making payments and reimbursements abroad, with any remaining foreign currency to be sold to the Central Bank of Venezuela. All trade in local currency of Government bonds issued in foreign currency (e.g., Brady Bonds) has been suspended until the Central Bank of Venezuela and the Government establish rules governing these transactions.

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

Since the implementation of the exchange controls regime in February 2003, the Company’s requests to, and approvals and foreign currency received from, CADIVI for 2003, 2004 and 2005 are detailed as follows:

	2003	2004	2005	Total
	(in millions of U.S.$)
Requests
Goods and services	96.5	271.6	601.7	969.8
Debt payments	137.8	24.2	64.9	226.9
Dividends	160.8	158.0	186.8	505.6

Total requests	395.1	453.8	853.4	1,702.3

Approvals
Goods and services	84.3	201.6	577.6	863.5
Debt payments	18.5	129.1	63.0	210.6
Dividends	24.1	294.7	186.8	505.6

Total approvals	126.9	625.4	827.4	1,579.7

Received
Goods and services	32.3	138.9	361.9	533.1
Debt payments	18.5	129.1	63.0	210.6
Dividends	24.1	294.7	186.8	505.6

Total received	74.9	562.7	611.7	1,249.3

As of May 31, 2006, the Company has received approval from CADIVI, since the implementation of the exchange controls regime in February 2003, to acquire U.S.$1,221.2 million for payments for foreign goods and services, U.S.$213.1 million for debt payments and U.S.$505.6 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars.

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

An individual is deemed to be a resident (i.e., domiciled in Venezuela) in the following cases:

•	Any person, regardless of nationality, to be domiciled in Venezuela if it remained in the country for more than 183 days during a given calendar year;

•	Any person, regardless of nationality, who has remained in Venezuela for more than 183 days in a given calendar year is deemed to be resident in the following calendar year, regardless of the number of days it has remained in the country;

•	Any person, regardless of nationality, is deemed to be domiciled in Venezuela, if it has a residence in the country, except if during the given year it has remained abroad for more than 183 days and can prove that it is tax resident in that other country by submitting a foreign tax residence certificate; and

•	Any Venezuelan citizen is presumed to be domiciled in Venezuela, regardless of their physical presence in the country or the existence of a residence in the country, except in the event of proof to the contrary. Proof to the contrary would consist of filing a certificate of residence abroad issued by the authorities of the relevant country.

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

Taxation of Dividends

Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, all “taxable dividends” (as defined below) arising out of either accumulated or current earnings and profits for periods commencing on or after January 1, 2001, and which are paid in cash with respect to Class D Shares (including ADSs), are considered Venezuelan local-source income subject to income tax withholding at the time of payment at the rate of 34%, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan individuals and legal entities, the 34% withholding rate may be reduced or even eliminated by applicable treaty. Unless an applicable treaty provides otherwise, taxable dividends in the form of stock will also be subject to an income tax withholding at the rate of 34% and the shareholder should pay an advance income tax payment of 1% on the date of the stock dividend payment. Under various income tax treaties entered into by Venezuela and other contracting states, the term “dividend” usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

For purposes of determining the applicable withholding tax, and except as otherwise provided by applicable treaty, the term “taxable dividend” for holders of Class D Shares (including ADSs), represents any distribution made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits exceeds the net taxable income of such corporate entity for fiscal periods commencing on or after January 1, 2001. Accordingly, distributions are not subject to withholding tax if the amount of net taxable income is equal to or exceeds the amount of total accumulated earnings and profits. Since January 1, 2001, none of the dividend distributions made by CANTV have represented “taxable dividends”.

Stock Dividend

Beginning January 1, 2002, all share dividends are subject to a tax advance, by the recipient shareholder, of 1% over the amount of the dividend on the date of the payment of the stock dividend. The company that is paying the stock dividend must request evidence of the advance payment in order to register the share ownership in the Stock Registry Book of the company.

Disposition of ADSs

Capital gains from the sale or other disposition of ADSs, including exchanges of ADSs for Class D Shares, are considered Venezuelan foreign-source income, taxable only to resident individuals and domiciled entities who are taxed on worldwide income; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela regardless of the location where such transactions take place. However, except as otherwise provided by applicable treaty, the disposition of Class D Shares effected regardless of residence or domicile, through a Venezuelan stock exchange (which would include a disposition by a broker/agent on behalf of an ADS holder) will be subject to a flat and final 1% Venezuelan withholding tax on the gross sales proceeds.

Disposition of Class D Shares

Capital gains obtained from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be considered Venezuelan local-source income, and except as otherwise provided by applicable treaty, will be subject to income tax withholding, at the rate of 3% in the case of resident individuals, 34% in the case of non-resident individuals, and 5% in the case of entities, regardless of their domicile condition. Capital gains obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and except as otherwise provided by applicable treaty, net capital gains obtained by a non-resident individual or by a non-domiciled entity, from the sale or other disposition (other than through a Venezuelan stock exchange) of Class D Shares (or rights to subscribe for Class D Shares) will be subject to Venezuelan income taxes at the rate of 34%, or at applicable corporate rates. Only holders of Class D Shares with taxable capital gains realized other than through a domestic stock market will be required to file a Venezuelan income tax return, and will be able to claim a refund for excess taxes withheld with respect to such gains.

The amount of gain from the sale or other disposition of Class D Shares (or rights to subscribe for Class D Shares) other than through a Venezuelan stock exchange, is represented by the excess of the amount realized by the shareholder over its own tax basis in such Class D Shares (or rights to subscribe for Class D Shares) sold or otherwise disposed of. In general, a shareholder’s tax basis in a Class D Share will be represented by its cost of acquisition, whereas, a holder’s basis in a share received upon exercise of a right to subscribe for a Class D Share would be represented by the sum of the exercise price paid and the tax basis in such right. If a Class D Share were to be received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

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

Capital gains from the sale or other disposition of a voucher with respect to Class D Shares will be considered Venezuelan local-source income, although not subject to income tax withholding. Capital gains, calculated as the excess of the proceeds of the sale over the principal amount of the voucher, obtained by a resident individual or a domiciled entity, will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas, and unless otherwise provided by applicable treaty, net capital gains obtained by a non-resident individual or non-resident entity, from the sale or other disposition of a voucher with respect to Class A Shares, will be subject to Venezuelan income taxes at the rate of 34% or the applicable corporate rates, respectively.

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

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences under present law of the holding and disposition of the ADSs or the Class D Shares. This summary applies only to investors that hold the ADSs or Class D Shares as capital assets and that have the U.S. dollar as their functional currency. The summary is not intended as tax advice for any particular investor who may be subject to special tax treatment (such as banks, insurance companies, dealers, traders who elect to mark-to-market, tax-exempt entities, persons holding an ADS or Class D Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of CANTV).

The Company believes, and this discussion therefore assumes, that it is not and will not become a passive foreign investment company (“PFIC”) for United States federal income tax purposes. The determination of whether the Company is a PFIC is made on an annual basis. Accordingly, the Company’s non-PFIC status could change. U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or Class D Shares in the event the Company is considered a PFIC.

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

U.S.-Venezuela Income Tax Treaty

The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999 (the “Tax Treaty”). U.S. holders who are eligible for the benefits of the Tax Treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of Class D Shares or ADSs. The determination as to whether an U.S. person is eligible for the benefits of the Tax Treaty is very complex. In particular, a U.S. holder of Class D Shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have, a permanent establishment in Venezuela may not be eligible for the benefits of the Tax Treaty in respect of taxes on income from or proceeds from the sale of ADSs and Class D Shares. U.S. holders are urged to consult their own tax advisors about their eligibility for benefits of the Tax Treaty. Since 2001, no Venezuelan withholding tax has been withheld on dividends paid by the Company to U.S. holders.

Dividends and Other Distributions

Dividends paid with respect to the ADSs or Class D Shares generally are includible in the gross income of a U.S. holder as ordinary income (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax laws) when the dividends are received (in the case of ADSs, by the Depositary). The dividends generally will be foreign-source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Subject to a non-corporate U.S. holder’s satisfaction of certain holding period requirements, dividends included in income by a non-corporate U.S. holder are currently subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that the corporation is not a PFIC, foreign person holding company or foreign investment company. The Company believes that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. However, investors should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion.

Dividends paid in Venezuelan bolivars will be included in income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt by a U.S. holder (which, in the case of ADSs, will be the date of receipt by the Depositary). A U.S. holder will have a basis in the bolivars received equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the bolivars for a different amount generally will be United States source ordinary income or loss.

For foreign tax credit limitation purposes, a dividend generally will be income from sources outside the United States. Subject to certain generally applicable limitations, the net amount of Venezuelan withholding tax on dividends (to the extent that such withholding tax is not eligible to be reduced or refunded under the

U.S.-Venezuelan income tax treaty) will be creditable against the U.S. holder’s U.S. federal income tax liability. In the case of U.S. individuals for whom the reduced rate of U.S. tax on dividends (discussed above) applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding their application to the U.S. holder’s particular circumstances.

A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by CANTV with respect to the ADSs or Class D Shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Capital Gains

U.S. holders will recognize capital gain or loss upon the sale or other disposition of ADSs or Class D Shares (or rights to subscribe for Class D Shares) held by the U.S. holder or the Depositary in an amount equal to the difference between such U.S. holder’s basis in the ADSs, Class D Shares or rights, as the case may be, and the amount realized on such sale or other disposition. Gain or loss recognized by a U.S. holder generally will be treated as United States source income. As noted above, U.S. holders entitled to the benefits of the Tax Treaty will not be subject to Venezuelan tax on such gains. In the case of a disposition of Class D Shares or ADSs that in either case is subject to Venezuelan tax, e.g., because the U.S. holder is not entitled to the benefits of the Tax Treaty, the U.S. holder may not be able to claim the foreign tax credit for any Venezuelan tax imposed on the gain unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category, or, alternatively, it may take a deduction for such Venezuelan tax.

U.S. holders will not recognize gain or loss on deposits or withdrawals of Class D Shares in exchange for ADSs or on the exercise of subscription rights. If subscription rights expire unexercised, a U.S. holder that has allocated basis to such rights received as a dividend will not recognize a loss but must reallocate such basis to the remaining ADSs or Class D Shares held.

Dividend Indebtedness Vouchers

Depending upon their terms if and when issued, dividend indebtedness vouchers issued by CANTV should be treated as debt instruments for United States federal income tax purposes. A U.S. holder likely will be required to include in gross income as a dividend the fair market value of a dividend indebtedness voucher distributed with respect to the Class D Shares when the voucher is received (which, in the case of ADSs, will be the date of receipt by the Depositary). The amount included and the holder’s initial tax basis in the voucher will be the U.S. dollar market value of the voucher on the date of receipt.

The voucher may be treated as issued with original issue discount (“OID”) in an amount equal to the difference between the total Venezuelan bolivar payments to be received on the voucher and the bolivar market value of the voucher when received. A U.S. holder will be required to include such OID in gross income on a constant yield to maturity basis during the period from the receipt of the voucher to the stated maturity date of the voucher, even though no cash distributions will be received during that period. A U.S. holder’s basis in the voucher will be increased by undistributed OID included in income. A U.S. holder may recognize foreign currency gain or loss upon the retirement of the voucher or the sale or other disposition of the voucher and on any subsequent sale or conversion of the bolivars received. Such gain or loss generally will be United States source ordinary income or loss. Gain or loss on the sale or other disposition of the voucher in excess of foreign currency gain or loss generally will be capital gain or loss.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

CANTV is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, CANTV files annual reports and other information with the Securities and Exchange Commission. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and the Woolworth Building, 233 Broadway, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by CANTV to the Commission may be accessed through this website.

Subsidiary Information

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high quality Japanese, European, U.S. and/or Latin American issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk by investing with Japanese, European, U.S. and/or Latin American issuers. There are currently restrictions under Venezuelan law on foreign exchange activity. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently supplemented with further amendments. The new rules restrict the access of companies and individuals to foreign exchange, which has limited the Company’s ability to make investments in foreign currency-denominated securities.

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

The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company’s investment portfolio and debt obligations at December 31, 2005 (in millions of Bs.):

	Weighted Average Interest rate	Year of Maturity
		2006	2007	2008	2009	2010	Total	Fair value
Investment portfolio:
U.S. dollars
Certificates of deposit	3.13%	1,815	—	—	—	—	1,815	1,815
Commercial paper	4.25%	311,969	—	—	—	—	311,969	311,969

Bolivars
Certificates of deposit	8.22%	506,715	—	—	—	—	506,715	506,715
Overnight deposits	0.90%	1,455	—	—	—	—	1,455	1,455
Government bonds	8.06%	53,530	—	—	—	—	53,530	53,530

Total		875,483	—	—	—	—	875,483	875,483

Debt Obligations:
U.S. dollars
Variable rate
IFC loans	5.82%	9,406	9,406	—	—	—	18,812	18,812

Japanese yen
Fixed rate
Bank loans	5.80%	19,751	19,751	19,751	9,876	—	69,129	69,129

Bolivars
Variable rate
Commercial paper	12.63%	11,186	—	—	—	—	11,186	11,186
Bank loans	12.56%	649	803	995	1,231	1,525	5,203	5,203

Total		40,992	29,960	20,746	11,107	1,525	104,330	104,330

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

In addition, there have been no changes in CANTV’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, CANTV’s internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires an annual report by management regarding internal controls and procedures for financial reporting, and an attestation as to the accuracy of that report by the company’s auditors to be included in the annual filings to the SEC. Foreign registrants, like the Company, are required to comply with this reporting requirement for fiscal years ending December 31, 2006. The Company is currently in the process of assessing the effectiveness of internal control over financial reporting in connection with the rules adopted by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of an Annual Report on Form 20-F for the fiscal year ending December 31, 2006.

Item 16A.    Audit Committee Financial Expert

CANTV’s audit committee is comprised of three independent members each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. CANTV’s audit committee obtains advice on matters related to IFRS and advice in reconciliation of CANTV’s consolidated financial statements to U.S. GAAP from its current auditing firm, PricewaterhouseCoopers, and from other independent experts as necessary. The Board of Directors of CANTV has determined its audit committee does not have a financial expert meeting the requirements of Item 16A. Venezuelan law does not require audit committee members to have the attributes of a financial expert as set forth in Item 16A and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for CANTV is limited.

Item 16B.    Code of Ethics

CANTV has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and all of its employees.

The Business Conduct Code addresses, among other things, the following items:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, including suppliers;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents the Company makes public;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting to an appropriate person or persons identified in the Code of violations of any of the provisions described above; and

•	Accountability for adherence to the Business Conduct Code.

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

Item 16C.    Principal Accountant Fees and Services

During 2004 and 2005, CANTV’s independent auditors were Espiñeira, Sheldon y Asociados (a Member Firm of PricewaterhouseCoopers).

The aggregate fees billed for each of fiscal 2004 and fiscal 2005 for professional services rendered to the Company by Espiñeira, Sheldon y Asociados are as follows (in thousands of Bs.):

	2004	2005
Audit fees(1)	991,124	1,535,900
Audit-related fees(2)	36,400	250,300
Tax fees(3)	39,120	—

Total	1,066,644	1,786,200

(1)	Audit fees consist principally of fees billed for the annual statutory audit of CANTV’s consolidated financial statements and the statutory audits of the Company’s subsidiaries.
(2)	Audit-related fees include fees billed for other audit services relating to attestation services in connection with compliance with financial and regulatory agreements, including the IFC, CNV and CONATEL agreements and other audit related services.
(3)	Tax fees consists of transfer pricing support services and consulting services related to specific tax treatments.

CANTV’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

The following is the pre-approval process:

1.    Annually CANTV will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided to the Company. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.    The Audit Committee will provide written approval for any service to be rendered by external auditors.

3.    A review of all audit and non-audit services rendered and fees charged to the Company and its subsidiaries by its independent auditors will be reviewed each quarter by the Audit Committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F:

Item 19.    Exhibits

8—List of Subsidiaries
12(a).1—Chief Executive Officer’s Certification Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12(a).2—Chief Financial Officer’s Certification Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13(a).1—Chief Executive Officer’s Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(a).2—Chief Financial Officer’s Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

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

June 29, 2006

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2005, and

for the years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Compañía Anónima Nacional

Teléfonos de Venezuela (CANTV) and subsidiaries

We have audited the accompanying consolidated balance sheets of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements, their notes and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

We draw attention to Note 6 to the consolidated financial statements, which explains the adoption of IFRS in 2005 and the main changes with respect to the previous local accounting principles used by the Company.

We draw attention to Note 22 to the consolidated financial statements, which discusses the current situation of certain lawsuits and tax assessments against the Company.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

ESPIÑEIRA, SHELDON Y ASOCIADOS

Carlos González G.

CPC 21291

CNV G-774

June 16, 2006

Caracas – Venezuela

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2004 and 2005

(In millions of bolivars and millions of U.S. dollars,

except per share and per ADS amounts)

	Note	2004 Bs.	2005 Bs.	2005 U.S.$
Operating revenues
Local service		891,685	912,042	424
Domestic long distance		280,799	296,380	138

Total local and domestic long distance		1,172,484	1,208,422	562
International long distance		106,159	113,380	53
Net settlements		(2,015)	2,055	1

International long distance		104,144	115,435	54

Fixed-to-mobile outgoing calls		612,784	751,561	350
Interconnection incoming		81,890	97,963	45
Data transmission		385,343	542,112	252
Other wireline-related services		170,893	200,662	93

Total wireline services		2,527,538	2,916,155	1,356

Wireless services		982,436	1,550,489	721
Wireless equipment sales		195,077	431,169	201

Total wireless services		1,177,513	1,981,658	922

Other		130,608	190,579	89

Total operating revenues		3,835,659	5,088,392	2,367

Operating expenses
Labor and benefits		747,451	898,016	418
Operations, maintenance, repairs and administrative		1,032,199	1,217,369	566
Cost of sales of wireless equipment		259,181	743,556	346
Additional pension obligation due to Supreme Court ruling	17	44,426	694,916	323
Provision for uncollectibles	13	83,050	35,068	16
Interconnection costs		385,256	534,494	249
Depreciation and amortization	5, 8 and 9	857,680	827,692	385
Concession and other taxes	5	233,019	295,161	137
Gain on sale of investments	10	(14,954)	(71,260)	(33)
Other income, net		(2,805)	(461)	—

Total operating expenses		3,624,503	5,174,551	2,407

Operating income (loss)		211,156	(86,159)	(40)

Interest income and exchange gain, net	19	47,953	91,022	42

Income before income tax		259,109	4,863	2

Income tax
Current	20	(91,193)	(147,881)	(68)
Deferred	20	257,728	357,426	166

Total income tax benefit		166,535	209,545	98

Net income		425,644	214,408	100

Net income attributable to
Equity holders of the Company		423,463	213,929	100
Minority interest in subsidiary		2,181	479	—

Net income		425,644	214,408	100

Basic and diluted earnings per share		549	276	0.13

Basic and diluted earnings per ADS (based on 7 shares per ADS)		3,840	1,934	0.90

Weighted average shares outstanding (in millions)		776	776	776

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2005

(In millions of bolivars, millions of U.S. dollars and millions of shares)

	Note	2004 Bs.	2005 Bs.	2005 U.S.$
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,423,333	3,483,063	1,620
Cellular concession, net	5	155,769	150,088	70
Long-term accounts receivable from Venezuelan Government entities	12	18,266	64,377	30
Deferred income tax asset	20	472,823	830,231	386
Information systems (software), net	9	265,700	342,349	159
Other assets	10	125,137	71,433	34

Total non-current assets		4,461,028	4,941,541	2,299

Current assets
Other current assets		63,321	62,552	29
Inventories, spare parts and supplies, net	11	254,056	312,255	145
Accounts receivable from Venezuelan Government entities	12	182,007	188,095	87
Accounts receivable, net	13	468,630	687,039	320
Cash and temporary investments	14	967,543	1,098,629	511

Total current assets		1,935,557	2,348,570	1,092

Total assets		6,396,585	7,290,111	3,391

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity
Capital stock	15 (b)	2,151,299	2,151,299	1,001
Additional paid-in capital		33,724	33,049	15
Legal reserve	15 (f)	215,130	215,130	100
Translation and other adjustments	4 (y)	111,767	257	—
Workers’ benefit shares	15 (d)	(80,403)	(81,983)	(38)
Retained earnings		1,524,116	1,347,638	627

Attributable to equity holders of the Company		3,955,633	3,665,390	1,705
Minority interest in subsidiary		4,837	3,679	2

Total stockholders’ equity		3,960,470	3,669,069	1,707

Non-current liabilities
Long-term debt	16	92,837	63,338	29
Deferred income tax liability	20	73,274	—	—
Provision for litigation	22 (c)	77,717	134,513	63
Pension and other post-retirement benefit obligations	17	655,953	1,230,166	572

Total non-current liabilities		899,781	1,428,017	664

Current liabilities
Current portion of long-term debt	16	169,605	40,992	19
Accounts payable		742,117	1,161,580	540
Accrued employee benefits		78,413	92,608	43
Pension and other post-retirement benefit obligations	17	95,983	348,532	162
Income tax payable		56,303	77,352	36
Dividends payable		23,568	—	—
Deferred revenue		143,802	184,518	86
Other current liabilities	18	226,543	287,443	134

Total current liabilities		1,536,334	2,193,025	1,020

Total liabilities		2,436,115	3,621,042	1,684

Total stockholders’ equity and liabilities		6,396,585	7,290,111	3,391

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2004 and 2005

(In millions of bolivars)

		Attributable to equity holders of the Company
	Note	Capital stock	Treasury stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers’ benefits shares	Retained earnings	Minority interest	Total stockholders’ equity
Balance as of December 31, 2003		2,528,017	(376,718)	33,941	272,941	75,678	(81,914)	1,562,389	3,181	4,017,515
Net income		—	—	—	—	—	—	423,463	2,181	425,644
Dividends declared and approved	15 (a)	—	—	—	—	—	—	(519,547)	(525)	(520,072)
Workers’ benefit shares		—	—	(217)	—	—	1,511	—	—	1,294
Cancellation of treasury stock	15 (c)	(376,718)	376,718	—	—	—	—	—	—	—
Release of excess of legal reserve	15 (f)	—	—	—	(57,811)	—	—	57,811	—	—
Valuation of available for sale investments, net of realization	4 (y)	—	—	—	—	36,089	—	—	—	36,089

Balance as of December 31, 2004		2,151,299	—	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470
Net income		—	—	—	—	—	—	213,929	479	214,408
Dividends declared and approved	15 (a)	—	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers’ benefit shares		—	—	(675)	—	—	(1,580)	—	—	(2,255)
Valuation of available for sale investments, net of realization	4 (y)	—	—	—	—	(111,510)	—	—	—	(111,510)

Balance as of December 31, 2005		2,151,299	—	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2005

(Expressed in millions of bolivars and millions of U.S. dollars)

	Note	2004 Bs.	2005 Bs.	2005 U.S.$
Cash flows from operating activities:
Net income		425,644	214,408	100
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange gain, net	19	(3,910)	(32,843)	(15)
Minority interest in subsidiary		(2,181)	(479)	—
Depreciation and amortization	5, 8 and 9	857,680	827,692	385
Current income tax	20	91,193	147,881	68
Deferred income tax (benefit)	20	(257,728)	(357,426)	(166)
Provision for inventory obsolescence	11	46,491	912	—
Provision for litigation	22 (c)	60,320	68,878	32
Additional pension obligation due to the Supreme Court ruling	17	44,426	694,916	323
Provision for uncollectibles	13	83,050	35,068	16
Gain in sale of investments	10	(14,954)	(71,260)	(33)

Changes in current assets and liabilities:
Accounts receivable		(106,361)	(250,266)	(116)
Accounts receivable from Venezuelan Government entities		(75,764)	(6,088)	(3)
Inventories, spare parts and supplies		(227,178)	(59,111)	(27)
Other current assets		(12,586)	769	—
Accounts payable		333,119	394,857	184
Accrued employee benefits		1,977	14,195	7
Pension and other post-retirement benefits obligations		87,871	252,549	117
Income tax payable		(52,817)	(126,832)	(59)
Deferred revenues		20,481	40,716	19
Other current liabilities		22,501	(12,356)	(6)

Changes in non-current assets and liabilities:
Accounts receivable from Venezuelan Government entities		6,076	(46,111)	(21)
Other assets		37,438	52,867	25
Provision for litigation		(47,268)	(12,082)	(6)
Pension and other post-retirement benefits obligations		82,084	(120,703)	(56)

Net cash provided by operating activities		1,399,604	1,650,151	768

Cash flows used in investing activities:
Acquisition of information systems	9	(38,619)	(177,573)	(83)
Acquisition of property, plant and equipment	8	(504,239)	(867,339)	(404)
Disposals of information systems and other adjustments	9	(10,980)	35,840	17
Disposals of property, plant and equipment and other adjustments	8	35,578	50,682	24

Net cash used in investing activities		(518,260)	(958,390)	(446)

Cash flows used in financing activities:
Proceeds from borrowings		44,505	69,095	32
Payments of debt		(204,902)	(243,007)	(113)
Dividends paid		(563,064)	(415,133)	(193)
Purchase of shares for workers’ benefit fund, net		1,294	(2,255)	(1)

Net cash used in financing activities		(722,167)	(591,300)	(275)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		159,177	100,461	47

Effect of exchange rate changes on cash and temporary investments		27,496	30,625	14

Increase in cash and temporary investments		186,673	131,086	61

Cash and temporary investments:
Beginning of the year		780,870	967,543	450

End of the year	14	967,543	1,098,629	511

Supplementary information:
Unpaid dividends		23,568	—	—

Cash paid during the year for:
Interest		22,741	14,447	7

Taxes		391,203	419,665	195

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2005, and

for the years then ended

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The consolidated financial statements were originally issued in Spanish and have been translated into English.

2. COMPANY BACKGROUND

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as “CANTV” or the “Company”) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (“Movilnet”), CANTV.Net, C.A. (“CANTV.Net”) and C.A. Venezolana de Guías (“Caveguías”) (Note 4 (d)—Summary of significant accounting principles and policies—Consolidation).

CANTV was incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

The Company’s shares are listed on the Caracas Stock Exchange and the New York Stock Exchange.

The Company’s consolidated financial statements were approved for issue by the Board of Directors on February 22, 2006.

3. CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS

Unless otherwise noted, all financial information in these financial statements has been stated in nominal bolivars. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 2,150 to U.S.$1, the exchange rate reported by the Banco Central de Venezuela (“BCV”) (the Central Bank of Venezuela) as of December 31, 2005.

Such translation should not be construed as a representation of the bolivar amounts that have been, could have been, or could be in the future when converted into U.S. dollars at any other exchange rate.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all years presented, unless otherwise indicated.

a. Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standard Board (“IASB”), which comprise: (i) IFRS, (ii) International Accounting Standards (“IAS”) and (iii) International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”), and under the historical cost convention (Note 4 (c)—Adjustment for inflation).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (“CNV”) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements in accordance with IFRS beginning January 1, 2006 with IFRS becoming effective on January 1, 2005. Early adoption is permitted. On December 8, 2005, the CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance with certain requirements, which were fulfilled by the Company.

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 are covered by IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general, requires the entity to comply with each IFRS effective on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions for some requirements from other IFRS (Note 6 (a)—Transition to IFRS—Basis of transition to IFRS).

The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”) until December 31, 2004. The consolidated financial statements for 2004, previously presented in accordance with Venezuelan GAAP, were restated only for comparative purposes. Reconciliations and description of the transition to IFRS effects in assets, liabilities, equity, net income and cash flows are presented in Note 6—Transition to IFRS.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:

•	IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Company will apply this amendment from annual periods beginning January 1, 2006.

•	Amendment to IAS 21, “The effects of changes in foreign exchange rates—Net investment in foreign operation” (effective from January 1, 2006). According to this Amendment to IAS 21, the effects of changes in foreign exchange rates’ exchange differences arising from intragroup monetary items, which in substance form part of the net investment in a foreign operation, are classified as equity until the disposal of the foreign operation, irrespective of the currency in which the monetary item is denominated. The Company does not expect that the adoption of this amendment will have an impact on its results of operations, financial position or cash flows.

•	IAS 39 (Amendment), “Cash flows hedge accounting of forecast intragroup transactions” (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided certain conditions are met. This amendment is not relevant to the Company’s operations, as the Company does not have any intragroup transactions that would qualify as a hedged item.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	IAS 39 (Amendment), “The fair value option” (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Company believes that this amendment should not have a significant impact on the classification of financial instruments. The Company will apply this amendment to annual periods beginning January 1, 2006.

•	IAS 39 and IFRS 4 (Amendment), “Financial guarantee contracts” (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded it is not relevant to the Company.

•	IFRS 6, “Exploration for evaluation of mineral resources” (effective from January 1, 2006). This Standard is not relevant to the Company’s operations as it does not carry out exploration for an evaluation of mineral resources.

•	IFRS 1 (Amendment), “First-time Adoption of International Financial Reporting Standards” and IFRS 6 (Amendment), “Exploration for evaluation of mineral resources” (effective from January 1, 2006). These amendments are not relevant to the Company’s operations as it does not carry out exploration for an evaluation of mineral resources.

•	IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements—capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. It replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•	IFRIC 4, “Determining whether an arrangement contains a lease” (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets; and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Company’s operations.

•	IFRIC 5, “Rights to interest arising from decommissioning, restoration and environmental rehabilitation funds” (effective from January 1, 2006). IFRIC 5 is not relevant to the Company’s operations.

•	IFRIC 6, “Liabilities arising from participating in a specific market—Waste electrical and electronic equipment” (effective from December 1, 2005). IFRIC 6 is not relevant to the Company’s operations.

•	IFRIC 7, “Applying the restatement approach under IAS 29—Financial reporting in hyperinflationary economies” (effective from March 1, 2006). In the reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, not having been hyperinflationary in the prior period, the entity shall apply the requirements of IAS 29 as if the economy had always been hyperinflationary. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	IFRIC 8, “Scope of IFRS 2” (effective from May 1, 2006). This interpretation clarifies that IFRS2 applies to arrangements where an entity or an entity’s stockholders have granted equity instruments or

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incurred a liability to transfer cash or other assets for amounts that are based on the price (or value) of the entity’s shares or other equity instruments. This interpretation applies to such transactions when the identifiable consideration received (or to be received) by the entity, including cash and the fair value of identifiable non-cash consideration (if any), appears to be less than the fair value of the equity instruments granted or liability incurred. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

•	IFRIC 9, “Reassessment of embedded derivatives” (effective from June 1, 2006). An entity will assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flow that otherwise would be required under the contract, in which case the reassessment is required. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

b. Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The actual future results may differ from those estimates.

Significant judgments and main assumptions made in the application of accounting principles are indicated in the sections f, h, j, k, m, n, p and r of this Note 4.

c. Adjustment for inflation

IAS 29, “Financial reporting in hyperinflationary economies” is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of CANTV is the Venezuelan bolivar (“Bs.”).

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a) The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b) The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c) Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d) Interest rates, wages and prices are linked to a price index.

e) The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value at constant bolivars as of December 31, 2003.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2004 and 2005, the annual inflation was 19.2% and 14.4% according to the consumer price index for the Metropolitan Area of Caracas as published by BCV, and the cumulative inflation over the three years then ended was 98.7% and 73.2%, respectively.

d. Consolidation

The consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net, Caveguías and CANTV Finance Ltd. (“CANTV Finance”). The Company also consolidates the workers’ benefit fund (Note 15 (d)—Stockholders’ equity—Workers’ benefit fund). All subsidiaries are wholly owned except for Caveguías, which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e. Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 23—Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f. Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost, net of accumulated depreciation. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Interest incurred in connection with the construction of capital projects is not capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Depreciation is calculated using the straight line method over the estimated useful lives of fixed assets.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years. Company management considers that as of December 31, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated useful lives as of December 31, 2005 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications:
Transmission equipment	3 to 20
Access network	7 to 32
Commutation equipment	13
Other	13
Wireless telecommunications:
Data transmission	7
Commutation equipment	7
Radio bases	7
Other	2 to 20
Other telecommunications services	2 to 13
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

g. Computer software and amortization

The costs of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized as assets and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. This account includes software acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the research phase of an internally developed software project are recognized as an expense, and the costs of developing software applications are capitalized if the cost exceeds the amount of U.S.$10,000, and the post-implementation and operation expenses are recognized as expense. Amortization is calculated using the straight-line method over the estimated useful life.

The Company does not hold intangible assets with indefinite useful lives.

h. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management considers that as of December 31, 2004 and 2005, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets. In addition,

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i. Investments

Investments in equity and obligations are classified as “available for sale” and measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under Translation and other adjustments, until their sale.

As of December 31, 2004 and 2005, bonds received from the Government of the Bolivarian Republic of Venezuela (the “Government”) are classified as available for sale and are presented as other current assets.

j. Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k. Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivable from Venezuelan government entities that are expected to be collected after one year, are adjusted at their present value at origination date.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of December 31, 2005, the Company recorded a provision equal to 2% of wireline services accounts receivable, 4% for wireless services accounts receivable, and 10% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts in order to provide these accounts with an allowance on a continuous basis.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its allowance for doubtful accounts at year end 2004 and 2005 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l. Cash and temporary investments

Cash and temporary investments include short term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

m. Provision for litigation

The Company’s management records a provision for those contingencies which are considered probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 22 (c)—Commitments and contingencies—Litigation and provision for litigation). The Company’s management believes that its recorded provision for litigation as of December 31, 2004 and 2005 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

n. Revenue recognition

Revenue for telecommunications services, including wireless services, access and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication and distribution of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable (Note 18—Other current liabilities).

Revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Center franchises. The Company is required to give discounts and to pay the sales incentives established by type of service rendered and equipment sold. Sales incentives and discounts earned by the authorized agents and Telecommunication Centers are accrued based on services rendered and equipment sold, and recorded as a reduction of revenues in the corresponding caption.

The Company has agreements with customers in which certain equipment is sold, including modems and personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

o. Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered as research and development expenses by the Company.

Advertising is recognized as operating expenses as incurred. During the years ended December 31, 2004 and 2005, advertising expenses were Bs. 87,600 and Bs. 90,465, respectively.

p. Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service. Investment tax credits generated until December 31, 2004 are permitted to be carried forward for three years, and subsequent to that date no investment tax credits can be generated according to the Income Tax Law. Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 20—Taxes).

The Company records income taxes in accordance with International Accounting Standard No. 12 “Accounting for income taxes” (“IAS 12”), which requires the recognition of assets and liabilities for the accounting of income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “Temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) tax credits and losses carryforwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

q. Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and the Company’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the cost of this additional termination benefit when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees for voluntary termination.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amount of up to 120 days of salary. The Company made distributions equal to 120 days of salary for the years ended December 31, 2004 and 2005, totaling Bs. 74,368 and Bs. 95,756, respectively.

Employee entitlements to annual compensated leave are accrued as earned.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 15 (d)—Stockholders’ equity—Workers’ benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted. The Company does not grant stock purchase options, except for the option mentioned in Note 15 (e)—Stockholders’ equity—Stock option.

r. Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using long-term nominal discount rates and salary increases to calculate projected benefit liabilities (Note 17—Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 17—Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and the market-related value of plan assets are amortized over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events such as minimum urban wage increases and

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan government bonds, and considers the timing and amounts of expected future benefit payments for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider the Company’s long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined postretirement benefit costs as active employees earn these benefits.

s. Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs. 1,920/U.S.$1 and Bs. 2,150/U.S.$1 as of December 31, 2004 and 2005, respectively (Note 24—Exchange controls and Note 7—Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net, in the interest income and exchange gain, net, shown in the accompanying consolidated statement of operations (Note 19—Interest income and exchange gain, net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

t. Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that the carrying amounts of CANTV’s and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as derivatives or embedded derivatives. The Company records transactions with financial instruments at their transaction date.

u. Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivable (Note 12—Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers’ accounts receivable are all from debtors of the same country.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

v. Earnings per share

Earnings per share are calculated taking the net income divided on 776,240,474 and 776,167,423 average common shares outstanding at December 31, 2004 and 2005, respectively. This number of shares excludes treasury shares and workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w. Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

x. Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short- and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 24—Exchange controls).

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

y. Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represent changes in stockholders’ equity for the period from transactions and other events and circumstances from non-owner sources. They include all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During 2004 and 2005, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gains/losses from investments considered as available-for-sale.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total recognized gains and losses for the years ended December 31, 2004 and 2005 is as follows:

	2004	2005
Net income	425,644	214,408

Unrealized (loss) gain on investments available-for-sale	56,461	(837)
Realization of gain on investments available-for-sale	(14,567)	(71,260)
Realization of cumulative translation adjustment	(5,805)	(39,413)

Recognized directly in equity	36,089	(111,510)

Total recognized gain and loss	461,733	102,898

5. CONCESSIONS AND REGULATION

CANTV’s services and tariffs are regulated by the rules established in the Concession, the Telecommunications Law enacted in 2000 and its Regulations.

The Telecommunications Law and its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under this Law, suppliers of public telecommunications services, such as the Company, must operate under administrative licenses and concessions granted by the Government, which acts through the Ministry of Infrastructure.

The Comisión Nacional de Telecomunicaciones (“CONATEL”) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991 (“CONATEL Decree”), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, grant administrative license concessions, recommend the approval of tariffs and collect taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (“Pro-Competencia”) (Superintendence for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement (referred to as the “Concession”) with the Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 22 (d)—Commitments and contingencies—Concession mandates and Note 5 (c)—Concessions and regulation—Regulation—Competition). Beginning June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations.

Significant terms of the Concession are as follows:

a. The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. The Concession is for 35 years, ending in 2026, and is renewable with no cost for an additional period of 20 years, subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

c. Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 5 (a)—Concessions and regulations—Regulation—Tax regime). These expenses are recorded on an accrual basis and presented in the accompanying consolidated statement of operations as Concession and other taxes totaling Bs. 94,852 and Bs. 107,363 for the years ended December 31, 2004 and 2005, respectively.

d. The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of December 31, 2005, CANTV has not been penalized. Furthermore, penalties against CANTV for other violations through December 31, 2005 have not been material.

e. Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes.

Cellular concession

On May 19, 1992, the Company purchased a cellular concession from the Government for Bs. 230,766 (Bs. 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The cellular concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the cellular concession is being amortized over 40 years. As of December 31, 2004 and 2005, accumulated amortization is Bs. 74,997 and Bs. 80,678, respectively. Amortization expense was Bs. 5,681 for both years.

The cellular concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through December 31, 2005, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues, with periodic decreases of 1% per annum through 2005 (Note 5 (a)—Concessions and regulation—Regulation—Tax regime).

For the years ended December 31, 2004 and 2005, the cellular concession tax expense included in the accompanying consolidated statement of operations is presented as Concession and other taxes and totaled to Bs. 72,645 and Bs. 94,852, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by the Company’s wholly-owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of its Value-Added Concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services.

The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value-Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net.

Regulation

a. Tax regime

Since 2001 the Telecommunications Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreases by 1% per annum through 2005, when it will be eliminated. This tax was 1.5% for 2004 and 0.5% for 2005.

b. Tariffs

Telecommunications regulations regarding tariff matters establish that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps.”

On February 22, 2001, pursuant to the Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the Wholesale Price Index (“WPI”) and the devaluation rate of the bolivar against the U.S. dollar. This system allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review official estimates on which the adjustment formula is based.

On May 30, 2002, CONATEL published the tariff regime for 2002 in the Official Gazette of Venezuela No. 37,454, pursuant to the new price-cap system, which became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited Plan”, “Classic Plan” and “Talk More for Less Plan”, which replaced the five previous plans in effect through June 14, 2002. In the case of domestic and international long distance calls, CANTV was authorized to increase domestic and international long distance call service tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively.

In addition, the May 30, 2002, tariff agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was for residential, non-residential and public telephony for local and domestic

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

long distance services, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by the BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4% permitted. The second extraordinary adjustment related to fixed-to-mobile outgoing calls and international long distance services. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. This adjustment was executed only for fixed-to-mobile services, and on August 31, 2002, new pricecaps became effective for fixed-to-mobile services and were published in Official Gazette of Venezuela No. 37,506 dated August 15, 2002. Pricecaps for international long distance services did not require extraordinary adjustments.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003.

On April 27, 2003, new pricecaps became effective pursuant to the tariff agreement published in the Official Gazette of Venezuela No. 37,669 dated April 10, 2003 only for non-residential customers and public telephony. Pursuant to the tariff review, during 2003 a regular base increase of 19% came into effect, distributed in three portions in April, July and October. Extraordinary adjustments came into effect in July and October 2003 and January 2004 of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs. 28 (nominal) for non-residential customers, which is a unique charge for local calls.

Beginning August 4, 2004, the fixed-to-mobile call pricecaps for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments for residential and non-residential fixed-to-mobile tariffs were 7.4% and 6.3% for public telephony.

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

In December 1996 the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (“Infonet”) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (“Digitel”) (Note 25—Intent for the acquisition of Digitel) and Consorcio ELCA, C.A. (currently Digicel, C.A.) (“Digicel”) for the central and eastern regions of Venezuela, respectively.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2000 CONATEL formally started the auction of frequencies for Wireless Local Loop (“WLL”) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region the frequency was auctioned in different bands. Telcel, C.A. (“Movistar”) and Genesis Telecom, C.A. (“Genesis”) were two of the companies granted a concession. Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (“Convergence”), Veninfotel Comunicaciones, C.A. (“Veninfotel”), Entel Venezuela, C.A. (“Entel”), Multiphone Venezuela, C.A. (“Multiphone”), Totalcom Venezuela, C.A. (“Totalcom”), Etelix.com, C.A. (“Etelix”), Telecomunicaciones NGTV, S.A. (“New Global Telecom”), Movistar, LD Telecom Comunicaciones, C.A. (“LD Telecom”), Convergia Venezuela, S.A. (“Convergia”), Corporación Intercall, C.A. (“Intercall”), Corporación Telemic, C.A. (“Intercable”) and, most of which offer the service by means of prepaid cards (Calling Cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digicel, Infonet, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and the local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004 the Government founded CVG Telecomunicaciones, C.A. (“CVG Telecom”), a telephone company to provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the southeast of Venezuela.

6. TRANSITION TO IFRS

a. Basis of transition to IFRS

Application of IFRS 1

The Company’s consolidated financial statements for the year ended December 31, 2005 are the first financial statements prepared in conformity with IFRS, prepared as described in Note 4—Summary of significant accounting principles and practices. The Company has applied IFRS 1 in preparing these consolidated financial statements.

Previously the Company’s consolidated financial statements were prepared in accordance with Venezuelan GAAP. CANTV’s transition date is January 1, 2004. The Company prepared its IFRS opening balance at that date and the IFRS adoption date is January 1, 2005. In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Optional exemptions from full retrospective application elected by the Company

CANTV has elected the following optional exemptions from full restrospective application:

(i) The recognition of all cumulative actuarial gains and losses as of January 1, 2004. The application of this exemption is detailed in Note 6 (b) (i) (2)—Reconciliation between IFRS and previous GAAP (Venezuelan GAAP)—Summary of equity reconciliation as of January 1, 2004.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Share-based payments. The Company applied IFRS 2 since January 1, 2004 on the share options issued after November 7, 2002 and granted to employees (Note 6 (b) (i) (4)—Reconciliation between IFRS and previous GAAP (Venezuelan GAAP)—Summary of equity reconciliation as of January 1, 2004 and Note 15 (d)—Stockholders’ equity—Workers’ benefit fund and Note 15 (e)—Stockholders’ equity—Stock option).

The remaining exemptions permitted by IFRS 1 are not applicable to CANTV.

Mandatory exceptions from full retrospective application elected by the Company

CANTV has applied the mandatory exceptions from full retrospective application as follows:

(i) Derecognition of financial assets and liabilities. Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The application of the exception from restating comparable for IAS 32 and IAS 39 means that the Company recognized from January 1, 2005 any financial assets and liabilities derecognized since January 1, 2004 that do not meet the IAS 39 derecognition criteria. This exception is not applicable to the Company.

(ii) Hedge accounting. As required by IAS 39, an entity shall measure all derivatives at its fair value and eliminate all deferred losses and gains arising on derivatives that were reported under previous accounting principles as if they were assets or liabilities. The Company does not hold derivative instruments. Accordingly this exception is not applicable to the Company.

(iii) Estimates. Estimates under IFRS at January 1, 2004 should be consistent with estimates made for the same date under previous accounting principles. Accounting estimates have not had changes with respect to the previously reported estimates.

(iv) Assets held for sale and discontinued operations. The Company presents assets held for sale as required by IFRS 5. No adjustments were required to the financial statements previously reported.

The remaining exceptions permitted by IFRS 1 are not applicable to CANTV.

b. Reconciliation between IFRS and previous GAAP (Venezuelan GAAP)

The following reconciliations provide a quantification of the effect of the transition to IFRS on:

•	Equity at January 1, 2004

•	Revenues, expenses and net income for the year ended December 31, 2004

•	Assets, liabilities and equity at December 31, 2004

•	Cash flows for the year ended December 31, 2004

(i) Summary of equity reconciliation as of January 1, 2004

	January 1, 2004	Reference
Equity under Venezuelan GAAP	3,691,680
Deferred income taxes	141,821	(1)
Pension plan and other employee benefits	182,330	(2)
Minority interest	2,735	(3)
Share-based payments	(1,051)	(4)

Equity under IFRS	4,017,515

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Explanation of the IFRS conversion adjustments:

(1)	Deferred tax recognized under IAS 12 “Income taxes,” which recognition method was different from the Venezuelan Statement of Accounting Principle No. 3 (DPC 3) “Accounting for income taxes.”

IAS 12 requires the recognition of a deferred tax asset and liability as a result of temporary differences between tax bases of assets and liabilities and the amount recorded in the financial statements (Note 4 (p)—Summary of significant accounting principles and policies—Income tax). Deferred tax asset and benefit is mainly the result of:

a)	Pension plan and other post-retirement benefits, which will be deductible for tax purposes once payments are made.
b)	The higher tax fixed assets base, as a result of the tax inflation adjustment, which in the future will generate a higher depreciation expense, deductible for tax purposes.
c)	Provision for uncollectible accounts and obsolescence of inventories, which will be deductible for tax purposes when formally applied to accounts receivable and inventories, respectively.

Deferred tax asset recognized	191,821
Deferred tax liability recognized	(50,000)

Total equity impact	141,821

(2)	Immediate recognition of cumulative actuarial gains and losses at January 1, 2004, as established by the exemptions permitted by IFRS 1.

Cumulative actuarial gains and losses at January 1, 2004 are detailed as follows:

Actuarial gains from pension plan	317,051
Actuarial loss from other post-retirement benefits	(134,721)

Total equity impact	182,330

(3)	Minority interests in subsidiaries are recognized as part of net equity, instead of a separate caption between liabilities and equity.
(4)	Recognition of stock options issued after November 7, 2002, not recognized under Venezuelan GAAP (Note 15 (e)—Stockholders’ equity—Stock option).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Reconciliation of revenues, expenses and net income for the year ended December 31, 2004

	Venezuelan GAAP balance (•)	IFRS conversion adjustments	Reference	IFRS balance
Operating revenues
Local service	957,716	(66,031)	3 and 4	891,685
Domestic long distance	300,744	(19,945)	3 and 4	280,799

Total local and domestic long distance	1,258,460	(85,976)		1,172,484

International long distance	113,671	(7,512)	3	106,159
Net settlements	(2,310)	295	3	(2,015)

International long distance	111,361	(7,217)		104,144

Fixed-to-mobile outgoing calls	656,251	(43,467)	3	612,784
Interconnection incoming	87,916	(6,026)	3	81,890
Data transmission	412,560	(27,217)	3	385,343
Other wireline-related services	180,729	(9,836)	3	170,893

Total wireline services	2,707,277	(179,739)		2,527,538

Wireless services	1,052,284	(69,848)	3	982,436
Wireless equipment sales	204,861	(9,784)	3	195,077

Total wireless services	1,257,145	(79,632)		1,177,513

Other	142,201	(11,593)	3	130,608

Total operating revenues	4,106,623	(270,964)		3,835,659

Operating expenses
Labor and benefits	576,581	170,870	2, 3 and 5	747,451
Operations, maintenance, repairs and administrative	1,142,513	(110,314)	3	1,032,199
Cost of sales of wireless equipment	270,912	(11,731)	3	259,181
Additional pension obligation due to Supreme Court ruling	44,426	—	3	44,426
Provision for uncollectibles	89,198	(6,148)	3	83,050
Interconnection costs	411,352	(26,096)	3	385,256
Depreciation and amortization	963,344	(105,664)	3	857,680
Concession and other taxes	250,215	(17,196)	3	233,019
Other income, net	(16,340)	(1,419)	3	(17,759)

Total operating expenses	3,732,201	(107,698)		3,624,503

Operating income (loss)	374,422	(163,266)		211,156

Interest income and exchange gain, net	25,251	22,702	3 and 4	47,953

Income before income tax	399,673	(140,564)		259,109

Income tax
Current	(91,193)	—		(91,193)
Deferred	—	257,728	1	257,728

Total income tax benefit	(91,193)	257,728		166,535

Minority interest in subsidiary	(1,796)	1,796	6	—

Net income	306,684	118,960		425,644

Net income attributable to:
Equity holders of the Company	306,684	116,779		423,463
Minority interest in subsidiary	—	2,181	6	2,181

Net income	306,684	118,960		425,644

(•)	Reclassified for comparison purposes

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Explanation of the IFRS conversion adjustments:

The nature of the adjustments from Venezuela GAAP to IFRS as of December 31, 2004 is similar to those as of January 1, 2004. There is an additional adjustment as of December 31, 2004 related to the adjustment for inflation explained in (3) below. Explanations to the remaining adjustments are detailed in Note 6 (b) (i)—Reconciliation between IFRS and previous GAAP (Venezuelan GAAP)—Summary of equity reconciliation as of January 1, 2004.

(1)	Recognition in 2004 results of the realization of temporary differences of deferred taxes according to IAS 12 “Income taxes.”

Total impact in net income—higher income	257,728

(2)	Recognition of a higher expense from pension and other post-retirement benefits, mainly as a result of the change in the definition of pension plan and other post-retirement benefit liabilities as monetary items and the related use of nominal rates for actuarial calculations instead of real rates. The previous financial statements reported under Venezuelan GAAP included the effects of adjustment for inflation and these liabilities were treated as non-monetary items with the use of real rates for actuarial calculations. In addition, the immediate recognition of actuarial gains and losses at January 1, 2004 (IFRS 1 exemption), generated a change in the amortization of actuarial gains and losses recognized in the year 2004 under IFRS.

Pension expense	34,226
Other post-retirement benefits expense	168,962

Total impact in net income—higher expense	203,188

(3)	Elimination of the effect from the adjustment for inflation of 2004 recognized under DPC 10 “Adjustment for inflation”, since the Venezuelan economy is not considered as hyperinflationary in 2004 for IFRS purposes.

Operating revenues	(267,783)
Operating expenses	313,018
Interest and exchange gain, net	19,519

Total impact in net income—higher income	64,754

(4)	Operating revenue reduction due to adjustment in present value of accounts receivable under IFRS and corresponding recognition of interest income from their realization. Under Venezuelan GAAP, it was treated as a provision for impairment of accounts receivable and was recorded as an expense.

Reduction in operating revenues	(3,181)
Interest income	3,181

Total impact in net income	—

This adjustment did not have an impact on equity.

(5)	Recognition of stock options issued after November 7, 2002, not recognized under Venezuelan GAAP.

Total impact in net income—higher expense	(2,130)

(6)	Minority interest is presented separately from net income instead of a caption included in net income.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Reconciliation of assets, liabilities and equity as of December 31, 2004

	Venezuelan GAAP balance (•)	IFRS conversion adjustments	Reference	IFRS balance
ASSETS
Non-current assets
Property, plant and equipment, net	4,073,704	(650,371)	3	3,423,333
Cellular concession, net	185,654	(29,885)	3	155,769
Long-term accounts receivable from Venezuelan Government entities	38,607	(20,341)	5	18,266
Deferred income tax asset	—	472,823	1	472,823
Information systems (software), net	301,512	(35,812)	3	265,700
Other assets	77,350	47,787	3 and 4	125,137

Total non-current assets	4,676,827	(215,799)		4,461,028

Current assets
Other current assets	64,610	(1,289)	3	63,321
Inventories, spare parts and supplies, net	262,116	(8,060)	3	254,056
Accounts receivable from Venezuelan Government entities	182,007	—		182,007
Accounts receivable, net	468,630	—		468,630
Cash and temporary investments	967,543	—		967,543

Total current assets	1,944,906	(9,349)		1,935,557

Total assets	6,621,733	(225,148)		6,396,585

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity
Capital stock	2,564,026	(412,727)	3	2,151,299
Additional paid-in capital	40,453	(6,729)	3 and 7	33,724
Legal reserve	256,403	(41,273)	3	215,130
Translation adjustment and other	76,224	35,543	3 and 4	111,767
Workers’ benefit shares	(95,830)	15,427	3	(80,403)
Retained earnings	1,283,644	240,472	1, 2, 3 and 7	1,524,116

Attributable to equity holders of the Company	4,124,920	(169,287)		3,955,633
Minority interest in subsidiary	—	4,837	6	4,837

Total stockholders’ equity	4,124,920	(164,450)		3,960,470

Non-current liabilities
Long-term debt	92,837	—		92,837
Deferred income tax liability	—	73,274	1	73,274
Provision for litigation	77,717	—		77,717
Pension and other post-retirement benefit obligations	766,718	(110,765)	2	655,953

Total non-current liabilities	937,272	(37,491)		899,781

Current liabilities
Current portion of long-term debt	169,605	—		169,605
Accounts payable	742,117	—		742,117
Accrued employee benefits	77,026	1,387	3 and 7	78,413
Pension and other post-retirement benefit obligations	95,983	—		95,983
Income tax payable	56,303	—		56,303
Dividends payable	23,568	—		23,568
Deferred revenue	146,769	(2,967)	3	143,802
Other current liabilities	243,703	(17,160)	5 and 7	226,543

Total current liabilities	1,555,074	(18,740)		1,536,334

Total liabilities	2,492,346	(56,231)		2,436,115

Minority interest in subsidiary	4,467	(4,467)	6	—

Total stockholders’ equity and liabilities	6,621,733	(225,148)		6,396,585

(•)	Reclassified for comparison purposes

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Explanation of the IFRS conversion adjustments:

(1)	Deferred tax recognized under IAS 12 “Income taxes.”

Deferred tax asset recognized	472,823
Deferred tax liability recognized	(73,274)

Total equity impact	399,549

(2)	Impact in the equity of the year due to the recognition of cumulative actuarial gains and losses at January 1, 2004, as permitted by the exemptions of IFRS 1, which had an effect in the amortization of actuarial gains and losses recognized in the year 2004 and the use of nominal rates instead of real rates used under Venezuelan GAAP for the actuarial calculations.

Total equity impact	110,764

(3)	Elimination of the effect from the adjustment for inflation of 2004 recognized under DPC 10 “Adjustment for inflation”, since the Venezuelan economy is not considered as hyperinflationary in 2004 for IFRS purposes. According to DPC 10, the adjustment for inflation is applied when the annual inflation exceeds one digit.

The impact of the elimination of the adjustment for inflation is detailed as follows:

Capital stock	(412,727)
Additional paid-in capital	(6,512)
Retained earnings	(265,005)
Legal reserve	(41,273)
Translation adjustment and other	(14,328)
Workers’ benefit shares	15,427
Minority interest in subsidiary	370

Total impact on equity	(724,048)

Property, plant and equipment, net	(650,371)
Cellular concession, net	(29,885)
Information systems (software), net	(35,812)
Other assets	(2,084)
Inventories, spare parts and supplies, net	(8,060)
Other current assets	(1,289)
Accrued employee benefits	486
Deferred revenue	2,967

Total impact on equity	(724,048)

(4)	Adjustment to recognize the investment in INTELSAT at its market value as of December 31, 2004, in accordance to IAS 39 “Financial Instruments”, increasing total assets from investments in equity instruments and the translation adjustment and other.

Total impact on equity	49,871

(5)	Reclassification of present value adjustment reducing accounts receivable instead of being presented as a provision in liabilities.
(6)	Minority interest in subsidiaries are recognized as part of net equity, instead of a separate caption between liabilities and equity.
(7)	Recognition of stock options issued after November 7, 2002, not recognized under Venezuelan GAAP. In addition, granted shares to employees were recorded in conformity with IFRS 2.

Total impact on equity	(5,054)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv) Reconciliation of cash flows for the year ended December 31, 2004

	Venezuelan GAAP balance (•)	IFRS conversion adjustments	Reference	IFRS balance
Cash flows from operating activities:
Net income	306,684	118,960		425,644
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from net monetary position	24,673	(24,673)	1	—
Exchange gain, net	(6,329)	2,419	1	(3,910)
Minority interest in subsidiary	—	(2,181)		(2,181)
Depreciation and amortization	963,344	(105,664)	1	857,680
Current income tax	91,193	—		91,193
Deferred income tax (benefit)	—	(257,728)		(257,728)
Provision for inventory obsolescence	48,460	(1,969)	1	46,491
Provision for litigation	109,311	(48,991)	1	60,320
Additional pension obligation due to the Supreme Court ruling	44,426	—		44,426
Provision for uncollectibles	89,198	(6,148)	1	83,050
Gain in sale of investments	(14,954)	—		(14,954)

Changes in current assets and liabilities:
Accounts receivable	(121,714)	15,353	1	(106,361)
Accounts receivable from Venezuelan Government entities	(92,315)	16,551	1	(75,764)
Inventories, spare parts and supplies	(225,825)	(1,353)	1	(227,178)
Other current assets	8,657	(21,243)	1	(12,586)
Accounts payable	361,892	(28,773)	1	333,119
Accrued employee benefits	8,554	(6,577)	1	1,977
Pension and other post-retirement benefit obligations	94,208	(6,337)	1	87,871
Income tax payable	(41,144)	(11,673)	1	(52,817)
Deferred revenues	15,885	4,596	1	20,481
Other current liabilities	27,340	(4,839)	1	22,501

Changes in non-current assets and liabilities:
Accounts receivable from Venezuelan Government entities	6,514	(438)	1	6,076
Other assets	32,065	5,373	1	37,438
Provision for litigation	(74,313)	27,045	1	(47,268)
Pension and other post-retirement benefit obligations	(159,740)	241,824	1	82,084

Net cash provided by operating activities	1,496,070	(96,466)		1,399,604

Cash flows used in investing activities:
Acquisition of information systems, net of disposals	(62,102)	12,500	1	(49,602)
Acquisition of property, plant and equipment, net of disposals	(475,149)	6,491	1	(468,658)

Net cash used in investing activities	(537,251)	18,991		(518,260)

Cash flows used in financing activities:
Proceeds from borrowings	41,950	2,555	1	44,505
Payments of debt	(231,768)	26,866	1	(204,902)
Dividends paid	(620,489)	57,425	1	(563,064)
(Purchase) assignment of shares for workers’ benefit fund	3,867	(2,573)	1	1,294

Net cash used in financing activities	(806,440)	84,273		(722,167)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	152,379	6,798	1	159,177

Loss in purchasing power of cash and cash equivalents	(143,008)	143,008	1	—
Effect of exchange rate changes on cash and temporary investments	27,493	3	1	27,496

Increase in cash and temporary investments	36,864	149,809		186,673

Cash and temporary investments:
Beginning of the year	930,679	(149,809)	1	780,870

End of the year	967,543	—		967,543

(•)	Reclassified for comparison purposes

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The main effects of the transition to IFRS presented by the Company in the statement of cash flows for the year ended December 31, 2004, were as follows:

(1)	Elimination of the effect from the adjustment for inflation of 2004 recognized under DPC 10 “Adjustment for inflation”, since the Venezuelan economy is not considered as hyperinflationary in 2004 for IFRS purposes and the related caption for loss in purchasing power on cash and temporary investments generated by inflation.

In addition, the adjustments explained above related to the balance sheet and the income statement impact the presentation of cash flows.

7. BALANCES IN FOREIGN CURRENCY

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 4 (x)—Summary of significant accounting principles and policies—Market and liquidity risk) as of December 31, 2004 and 2005 as shown below:

	2004	2005
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	127	147
Accounts receivable, net	37	33
Other assets	30	23
Accounts payable	(132)	(344)
Debt obligations	(96)	(41)

Net liability position in foreign currency	(34)	(182)

Effective February 5, 2003, the Venezuelan Government and BCV signed exchange controls agreements that immediately established limits to foreign currency transactions (Note 24—Exchange controls).

8. PROPERTY, PLANT AND EQUIPMENT, NET

A reconciliation of the carrying amount at the beginning and end of the year as of December 31, 2003, 2004 and 2005 is as follows:

Cost	December 31, 2003	Additions	Disposals and other adjustments	Transfers	December 31, 2004
Plant
Wireline telecommunications	11,954,860	5,023	12,145	98,901	12,070,929
Wireless telecommunications	941,729	16,456	(135,459)	120,097	942,823
Other telecommunications services	43,760	—	(144)	718	44,334
Buildings and facilities	3,036,008	6,113	(17,480)	38,909	3,063,550
Furniture and equipment	529,800	11,114	(102,898)	15,440	453,456
Vehicles	77,970	6,964	(4,979)	—	79,955
Land	81,827	927	(10,425)	—	72,329
Construction work in progress	35,935	457,642	(37,466)	(274,065)	182,046

	16,701,889	504,239	(296,706)	—	16,909,422

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated depreciation	December 31, 2003	Expense	Disposals and other adjustments	December 31, 2004
Plant
Wireline telecommunications	(9,563,248)	(535,181)	975	(10,097,454)
Wireless telecommunications	(667,877)	(111,739)	143,471	(636,145)
Other telecommunications services	(25,873)	(6,881)	—	(32,754)
Buildings and facilities	(2,242,625)	(73,593)	10,990	(2,305,228)
Furniture and equipment	(391,014)	(52,160)	100,850	(342,324)
Vehicles	(72,908)	(4,118)	4,842	(72,184)

	(12,963,545)	(783,672)	261,128	(13,486,089)

Net book value	3,783,344			3,423,333

Cost	December 31, 2004	Additions	Disposals and other adjustments	Transfers	December 31, 2005
Plant
Wireline telecommunications	12,070,929	11,737	(160,950)	278,599	12,200,315
Wireless telecommunications	942,823	58,742	(13,667)	306,677	1,294,575
Other telecommunications services	44,334	—	(13)	107	44,428
Buildings and facilities	3,063,550	18,585	(120,877)	59,277	3,020,535
Furniture and equipment	453,456	25,414	(2,075)	49,377	526,172
Vehicles	79,955	12,282	(6,234)	—	86,003
Land	72,329	341	(650)	—	72,020
Construction work in progress	182,046	740,238	(46,448)	(694,037)	181,799

	16,909,422	867,339	(350,914)	—	17,425,847

Accumulated depreciation	December 31, 2004	Expense	Disposals and other adjustments	December 31, 2005
Plant
Wireline telecommunications	(10,097,454)	(422,280)	157,981	(10,361,753)
Wireless telecommunications	(636,145)	(206,476)	106,293	(736,328)
Other telecommunications services	(32,754)	(3,848)	—	(36,602)
Buildings and facilities	(2,305,228)	(73,453)	30,335	(2,348,346)
Furniture and equipment	(342,324)	(46,994)	795	(388,523)
Vehicles	(72,184)	(3,876)	4,828	(71,232)

	(13,486,089)	(756,927)	300,232	(13,942,784)

Net book value	3,423,333			3,483,063

Depreciation expense for the years ended December 31, 2004 and 2005 amounted to Bs. 783,672 and Bs. 756,927, respectively. As of December 31, 2005, fully depreciated assets amounted to Bs. 9,271,635, of which 94% relates to wireline telecommunications (approximately Bs. 8,687,515 as of December 31, 2004).

Labor and other allocable costs included under construction work in progress amounted to Bs. 17,900 and Bs. 23,606 for the years ended December 31, 2004 and 2005, respectively.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

As of December 31, 2005, the amount of non-operating assets not classified as held for sale were Bs. 6,505; as of December 31, 2004, there were no assets classified as non-operating. Non-operating assets are mainly land and buildings. Management considers that there is no impairment on these assets.

9. INFORMATION SYSTEMS (SOFTWARE), NET

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the years 2004 and 2005 is as follows:

	2004	2005
Cost
Beginning of the year	1,251,274	1,295,199
Additions	38,619	177,573
Disposals and other adjustments	5,306	(35,772)

End of the year	1,295,199	1,437,000

Accumulated amortization
Beginning of the year	(966,846)	(1,029,499)
Expense of the year	(68,327)	(65,084)
Disposals and other adjustments	5,674	(68)

End of the year	(1,029,499)	(1,094,651)

Net book value	265,700	342,349

Amortization expense recorded for the years ended December 31, 2004 and 2005 was Bs. 68,327 and Bs. 65,084, respectively.

Fully amortized information systems (software) still operating amounted to Bs. 861,277 and Bs. 898,247 as of December 31, 2004 and 2005, respectively.

10. OTHER ASSETS

Other assets as of December 31, 2004 and 2005 were comprised of the following:

	2004	2005
Investments in equity	75,507	339
Warranty deposits to suppliers	17,608	50,359
Special protection trust (Note 17—Retirement benefits)	18,340	18,271
Assets held for sale	2,948	1,801
Other	10,734	663

	125,137	71,433

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the beginning of 2004, investments in equity represented the Company’s share in the International Satellite Telecommunications Organization (“INTELSAT”) and in New Skies Satellites N.V. (“New Skies Satellites”) representing 1.12% and 1.44% of their capital stock, respectively. The Company classified these investments as “Available for sale” and the fluctuation in their fair value, including exchange differences, was included in the statement of changes in stockholders’ equity under Translation and other adjustments.

In July 2004 CANTV’s Board of Directors approved the sale of the investment in New Skies Satellites. In November 2004 the effective sale was approved and closed in the amount of U.S.$11,479,355, equivalent to Bs. 22,040, which generated in 2004 a net gain recorded in the Company’s results of Bs. 20,759, including the realization of Bs. 20,372 previously included in Translation and other adjustments in the statement of changes in stockholders’ equity (Note 4(y)—Total recognized gains and losses).

In September 2004 CANTV’s Board of Directors approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of U.S.$34,978,950, equivalent to Bs. 75,205, which generated in 2005 a realization of Bs. 110,673 previously included in Translation and other adjustments in the statement of changes in stockholders’ equity (Note 4(y)—Total recognized gains and losses).

INTELSAT was initially an international telecommunications organization comprised of 148 member countries or their designated telecommunications entities. In July 2001 INTELSAT was privatized and converted into a private corporation.

The balance of assets held for sale includes non-operating buildings and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2004 and 2005, assets with a carrying value of Bs. 2,948 and Bs. 1,801, respectively, were sold through this mechanism, with a gain of Bs. 537 and Bs. 1,556, respectively.

11. INVENTORIES, SPARE PARTS AND SUPPLIES, NET

Inventories, spare parts and supplies, net as of December 31, 2004 and 2005 were comprised of the following:

	2004	2005
Network equipment inventories	167,879	148,628
Equipment for sale	143,837	214,946
Prepaid cards for sale	5,723	5,167

	317,439	368,741
Less: Allowance for obsolescence and net realizable value of equipment for sale	(63,383)	(56,486)

	254,056	312,255

Sales and inventory equipment for sale balances increased substantially during the period the current exchange controls regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of changes generated during the years 2004 and 2005 of the allowance for obsolescence and net realizable value of inventories is as follows:

	2004	2005
Balance at beginning of year	22,937	63,383
Expense of the year	46,491	912
Write-off	(6,045)	(7,809)

Balance at end of year	63,383	56,486

12. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 9% and 8%, respectively, of the Company’s consolidated revenues for each of the years ended December 31, 2004 and 2005.

The following table shows accounts receivable from Government entities as of December 31:

Years in which originated	2004	2005
2005	—	182,225
2004	151,310	59,731
2003 and prior	67,863	30,857

Total accounts receivable from Venezuelan Government entities	219,173	272,813
Less: Present value adjustment	(18,900)	(20,341)
Less: Long-term portion	(18,266)	(64,377)

	182,007	188,095

During the years ended December 31, changes in accounts receivable from Government entities are shown below:

	2004	2005
Balance at beginning of year	140,585	219,173
Billings	345,050	429,606
Collections and adjustments	(266,462)	(375,966)

Balance at end of year	219,173	272,813

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken action to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the value of these accounts receivable. These amounts depend on annual budgets for current usage and for payments of extraordinary usage.

During 2003 the Company received payments in the form of a promissory note in U.S. dollars and Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs. 68,470, which have all become due as of December 31, 2005, and Bs. 36,540 of these bonds has been used to pay certain taxes.

During 2004 the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs. 7,731, which are recorded as other current assets as of December 31, 2005.

The Company has recorded an adjustment of Bs. 3,183 and Bs. 9,915 for 2004 and 2005, respectively, in regard to the initial present value of a portion of these accounts receivable, due to the projected delay in payments from Government entities, included in accounts receivable from Government entities and as a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds.

CANTV’s management believes all amounts from Government entities will be collected either in cash or through Venezuelan National Public Debt Bonds and promissory notes issued by the Venezuelan Government.

13. ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable, net as of December 31, 2004 and 2005 were comprised of the following:

	2004	2005
Subscribers
Wireline telecommunications	386,277	480,179
Wireless telecommunications	71,718	96,583
Other telecommunications services	51,719	95,205
International carriers, net	22,389	38,480
Prepaid card sold to distributors	22,761	34,608
Other	10,645	12,561

	565,509	757,616
Less: Provision for uncollectible accounts	(96,879)	(70,577)

	468,630	687,039

Unbilled revenue of Bs. 113,566 and Bs. 177,089 are included in accounts receivable as of December 31, 2004 and 2005, respectively (Note 4 (n)—Summary of significant accounting principles and policies—Revenue recognition).

Reconciliation of changes generated during the years 2004 and 2005 of the provision for uncollectible accounts is as follows:

	2004	2005
Balance at beginning of year	83,323	96,879
Expense of the year	83,050	35,068
Write-off	(69,494)	(61,370)

Balance at end of year	96,879	70,577

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. CASH AND TEMPORARY INVESTMENTS

The composition of cash and temporary investments balances is as follows:

	2004	2005
Cash and banks	92,500	223,218
Temporary investments	875,043	875,411

	967,543	1,098,629

15. STOCKHOLDERS’ EQUITY

a. Dividends

The Venezuelan Code of Commerce, Capital Markets Law and the Rules issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 16—Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one-half of this 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

According to CNV Rules, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Net income for the year ended December 31, 2005, including dividends received from subsidiaries, available for dividend distribution, is composed as follows:

Consolidated net income for 2005	214,408
Less: equity participation in subsidiaries	(197,021)

Income available as basis for declaring dividends	17,387
Plus: Dividends paid by subsidiaries during 2005	141,808

Net income available as base for distribution after considering dividends from subsidiaries	159,195

The Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the annual Stockholders’ Meeting and could be paid in quarterly installments.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 550 per share to be paid on April 16, 2004 to stockholders of record at April 12, 2004.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 7, 2004, a Special Stockholders’ Meeting declared a dividend of Bs. 120 per share to be paid on December 22, 2004 to stockholders of record at December 15, 2004.

On March 31, 2005, a Regular Stockholders’ Meeting declared a dividend of Bs. 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

b. Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs. 36.9 each at December 31, 2004 and 2005, as shown below:

	Class	Number of shares (in thousands)
Stockholders		2004	2005
GTE Venholdings B.V. (Verizon Communications, Inc.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,407	54,407
Banco Mercantil, C.A.	A	367	367
Inversiones TIDE, S.A.	A	3	3
Banco de Desarrollo Económico y Social de Venezuela (“BANDES”)	B	51,900	51,900
Workers’ Trusts and Employees	C	45,043	41,645
GTE Venholdings B.V. (Verizon Communications, Inc.)	D	28,009	28,009
Public Stockholders	D	400,170	403,265

		776,300	775,997
Workers’ Benefit Fund	C	10,841	11,144

		787,141	787,141

The Company’s capital stock is Bs. 2,151,299, of which Bs. 29,047 represents the nominal value, totally paid and Bs. 2,122,252 represents the adjustment for inflation accumulated until December 31, 2003 (Note 4 (c)—Summary of significant accounting practices and policies—Adjustment for inflation).

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (“VenWorld”), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two members of the Company’s Board of Directors. Thereafter, they may elect only one member together with all other stockholders (from a total of nine directors). A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

class, to elect two members of the Board of Directors (from a total of nine directors), if such Class “C” shares represent at least 8% of CANTV’s capital stock, and the right to elect one member, if such shares represent at least 3% of CANTV’s capital stock.

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

In November 1996 the Government sold, in a public offering, 348.1 million shares representing 34.8% of CANTV’s capital stock. Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depository Shares (“ADS”), each representing seven Class “D” shares.

c. Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares, or 15%, of the Company’s capital stock at U.S.$30 per ADS, equivalent to U.S.$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

d. Workers’ benefit fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares of up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of December 31, 2005, the trust maintains 11,144,330 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date, which on average was Bs. 7,906 and Bs. 7,364 per share as of December 31, 2004 and December 31, 2005, respectively. The Company recognizes an expense as shares are granted to workers. Shares may be granted at the Company’s discretion. During 2004 and 2005, 166,394 shares and 336,823 shares were granted to employees, respectively, and the expense recognized was Bs. 850 and Bs. 691, respectively.

e. Stock option

In January 2003 the Board of Directors approved a stock option agreement which expires in 2013, under which CANTV has the obligation to sell 875,000 CANTV common Class D shares at a fixed price of Bs. 2,697.26 per share, exercisable in a whole or in part. CANTV may choose to honor this commitment through

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred to in the option. At December 31, 2004 and 2005, CANTV maintains a provision of Bs. 3,181 and Bs. 2,225 to cover the total difference calculated at that date.

f. Legal reserve

The Company and its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

In 2004 the Company released against retained earnings Bs. 57,811 from the legal reserve in respect of an excess maintained over and above 10% of capital stock as of December 31, 2004. This excess is in respect of the portion of legal reserve which corresponded to the capital stock reductions which was not released at the time those reductions occurred.

16. DEBT OBLIGATIONS

Debt obligations as of December 31. 2004 and 2005 were comprised of the following:

	2004	2005
Bank loans in Japanese yen at a fixed annual rate of 5.8% at December 31, 2004 and 2005, maturing in 2009	91,072	69,129
IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a financial margin of 3%, maturing through 2005	48,000	—
b. Six-month LIBOR plus a financial margin of 3%, maturing through 2007	25,200	18,813
c. Six-month LIBOR plus a financial margin of 1.75%, maturing through 2005	19,200	—
Bank loans in bolivars at fixed and variable annual rates of 22.20% and 12.56% at December 31, 2004 and 2005, respectively, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs. 10,500	36,900	5,202
Commercial paper issued at discount at an annual rate of 12.59%, at December 31, 2004 and December 31, 2005, maturing through January 2006	41,950	11,186
Other	120	—

Total debt	262,442	104,330
Less: Current portion	(169,605)	(40,992)

Total long-term debt	92,837	63,338

In February 1997 the Company issued two Guaranteed Notes for U.S.$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance, a wholly-owned subsidiary of the Company. The Guaranteed Notes were unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In February 2002 and January 2004, the Company made payments of U.S.$100 million each in respect of such Guaranteed Notes.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 1990 the Company entered into a loan agreement with the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of December 31, 2005, the outstanding balance is ¥3,787 million.

On June 7, 1996 the Company entered into an agreement with the International Finance Corporation (the “IFC”). Pursuant to this agreement, U.S.$175 million was received on that date. In March 1998 the Company repaid U.S.$150 million of this loan with the proceeds from the sale of variable interest-rate notes issued by CANTV Finance, which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of U.S.$25 million was repaid in a single installment in September 2005. This loan bore interest at LIBOR plus a financial margin up to 3%. Pursuant to the agreement with the IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

In 1997 Movilnet signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2005, the balance of this debt is U.S.$8.8 million.

In September and December 2000, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between five and 10 years.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issue of commercial paper for up to Bs. 80,000. During 2004 and 2005 six series were been issued for a total of Bs. 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. As of December 31, 2005, this commercial paper has been totally paid.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs. 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by the CNV. During 2005, three series were issued for a total of Bs. 33,600 (Bs. 11,200 each) in respect of the second issue, which have been placed in the financial market at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. In August 2005 Bs. 11,200 of the third series of the second issue of commercial paper became due and was repaid. In September 2005, Bs. 11,200 of the first series of the second issue of commercial paper became due and was repaid. During January 2006, the Company paid Bs. 11,200 related to the second series of the second issue of commercial paper due on that date.

At a Stockholders’ Meeting held on March 31, 2005, the issuance of commercial paper for an amount up to U.S.$150 million or the equivalent in bolivars was approved. Additionally, an issuance of obligations for an amount up to U.S.$150 million or the equivalent in bolivars was approved with a maximum maturity of six years. As of December 31, 2005, these commercial paper and obligations have not been issued.

As of December 31, 2005, estimated debt payments are: Bs. 40,992 in 2006, Bs. 29,961 in 2007, Bs. 20,746 in 2008, Bs. 11,106 in 2009 and Bs. 1,525 in 2010, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of December 31, 2005.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. RETIREMENT BENEFITS

a. Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of December 31, 2004 and 2005, the Company had a trust fund related to this plan amounting to Bs. 606,141 (includes U.S.$267.6 million) and Bs. 710,392 (includes U.S.$303.1 million), respectively, to cover plan benefits for eligible employees.

The components of pension expense, for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
Cost incurred during the year	28,959	17,305
Interest cost on projected benefit obligations	179,687	145,874
Expected return on assets	(190,318)	(158,772)
Additional pension obligation due to Supreme Court ruling (Note 17-b)	44,426	694,916
Curtailment and settlement loss	—	56,909

	62,754	756,232

The accrued pension plan obligations as of December 31, 2004 and 2005 are as follows:

	2004	2005
Active employees	307,223	516,105
Retirees	275,554	1,022,946

Projected benefit obligations	582,777	1,539,051
Funded amounts in trusts at fair value	(606,141)	(710,392)
Unrecognized net actuarial gain (loss)	42,786	(143,815)

Net pension obligations (including current portion of Bs. 48,355 and Bs. 272,474, respectively)	19,422	684,844

Projected benefit obligation related to non-vested employees was Bs. 120,836 as of December 31, 2005. Unrecognized net actuarial losses and gains are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revised every year.

During 2005 the Company implemented a voluntary special termination program targeting certain employees, which consisted of the following:

a. Immediate retirement at an earlier age than otherwise contemplated by the formal plan rules;

b. Pension benefits calculated as per formal plan rules were supplemented by an amount depending on negotiated agreement with the employee; and

c. A lump sum payment to certain employees.

The total impact of this specific negotiation was an additional obligation of Bs. 56,909, including the lump-sum payments. This amount was recognized as a curtailment and settlement loss in 2005. The formal pension plan rules were not modified.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the changes generated during the year in the amount of assets in trust at fair value is as follows:

	2004	2005
Amount in trust at fair value at beginning of year	453,137	606,141
Actual return on investments (including gains from currency fluctuation)	153,004	104,251

Amount in trust at fair value at end of year	606,141	710,392

Percentages by type of investment of the fair value of the pension plan assets are as follows:

	2004	2005
Equity securities	56.9%	58.1%
Debt securities	43.1%	41.9%

	100.0%	100.0%

Reconciliation of changes generated during the year in the net pension liability recognized is as follows:

	2004	2005
Pension liability at beginning of year	9,117	19,422
Expense of the year	62,754	756,232
Special lump-sum payments	—	(20,923)
Payments and contributions during the year	(52,449)	(69,887)

Net pension plan liability at end of year	19,422	684,844

Assumptions used to calculate the projected benefit obligations are shown below:

	2004	2005
Discount rate	6.62%	6.49%
Expected return on plan assets	7.00%	7.00%
Compensation increase rate	1.96%	1.96%
Urban minimum wage increase (as % of projected inflation)	89.00%	100.00%

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate in Venezuela is added to convert them into nominal rates. Projected inflation rates used for the calculation of liabilities were as follows:

2004
Year	Rate	Year	Rate	Year	Rate
2006	20.2%	2010	25.9%	2014	29.4%
2007	21.4%	2011	23.3%	2015	26.9%
2008	33.2%	2012	19.8%
2009	28.6%	2013	18.6%

2005
Year	Rate	Year	Rate	Year	Rate
2006	14.6%	2010	15.9%	2014	26.9%
2007	19.4%	2011	19.8%	2015	23.9%
2008	18.6%	2012	18.6%
2009	17.4%	2013	29.4%

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

After 2015 inflation is assumed to decrease gradually to 7% in 2022 and remain flat thereafter.

The mortality assumption is based on 1951 Group Annuity Mortality Table; specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	758	495
35	1,374	930
45	3,580	1,994
55	10,436	4,648

b. Pension litigation and Court Ruling

In September 2004 the Sala de Casación Social del Tribunal Supremo de Justicia (the “Social Chamber of the Supreme Court”) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (National Federation of CANTV Retirees and Pensioners). In January 2005, the Sala Constitucional del Tribunal Supremo de Justicia (the “Constitutional Chamber of the Supreme Court”) allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (“AJUPTEL-Caracas”) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management, based on the opinion of its external legal counsel, considered that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters the Company estimated a provision to cover the potential additional contingent liability for year end 2004. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs. 71, 918, which was recorded in the consolidated financial statements of 2004 as a provision for pension contingency.

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court will appoint two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage.

Based on CANTV’s interpretation of the July 26, 2005 ruling that requires that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, as of December 31, 2005 CANTV raised to Bs. 764.6 billion its provision related to additional pension obligations due to the Social Chamber of the Supreme Court’s ruling to reflect the estimated additional pension liability.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the period that this labor claim was under litigation, the Company followed IAS 37, “Provisions and contingent liabilities,” for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued against CANTV, the total contingent liability that was recognized under IAS 37 was transferred into the pension obligations and from then on the Company followed IAS 19, “Employee benefits,” for measurement and disclosure of this additional pension obligation.

c. Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

The components of other post-retirement benefits expense, included as labor and benefits for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
Benefits earned during the year	8,304	12,110
Interest cost on projected benefit obligation	225,043	181,983
Curtailment loss	—	24,430

	233,347	218,523

The accrued other post-retirement benefit obligations as of December 31, 2004 and 2005 are shown below:

	2004	2005
Active employees	200,781	243,176
Retirees	516,372	634,186

Accumulated post-retirement benefit obligation	717,153	877,362
Unrecognized net actuarial gain	15,361	16,492

Accrued post-retirement benefit obligations (including current portion of Bs. 47,628 and Bs. 76,058, respectively)	732,514	893,854

Projected benefit obligation related to non-vested employees for other post-retirement benefits was Bs. 44,666 as of December 31, 2005.

Reconciliation of changes generated during the year in the net liability recognized is as follows:

	2004	2005
Accrued post-retirement benefit obligations at the beginning of the year	546,700	732,514
Expense for the year	233,347	218,523
Payments and contributions during the year	(47,533)	(57,183)

Accrued post-retirement benefit obligations at the end of the year	732,514	893,854

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2004	2005
Discount rate	6.61%	6.52%
Projected medical cost increase	2.00%	2.00%

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate in Venezuela is added to convert them into nominal rates.

At the end of 2004, the Company completed a detailed review of the long-term actuarial assumptions in light of the changing economic and business environment in Venezuela. The real discount rate was set at 7% decreasing in the long term to 5%, equivalent to an average effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits. Real compensation rate was set at 2% and decreasing in the long term to 1%, equivalent to an average effective rate of 1.96%. Employee turnover rate changed from 10% to an average in accordance with years-of-service scales and the real expected return on plan assets was set at 7%. Inflation is added to real rates to obtain the applicable nominal rates. Inflation rates are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 this review of the long-term actuarial assumptions was updated, and based on this the only change made was on the projected inflation. As a result of the Supreme Court ruling described above in Note 17 (b) Pension litigation and Court ruling, in 2005 the Company developed an assumption to project the minimum urban wage increases.

d. Protection plan

The Company has a voluntary pension benefit plan named Special Protection Plan for Eligible Retirees (Protection plan) which includes a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to or below Bs. 30,000 (in nominal amounts), as well as those retirees who are over 60 years old with pension payments between Bs. 30,001 (in nominal amounts) and Bs. 70,000 (in nominal amounts). Plan payments are made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee can receive a one-time annual bonus of Bs. 145,000 (in nominal amounts) at the Company’s discretion, of which Bs. 881 was paid during the year ended December 31, 2004 and no payments were made in 2005. At December 31, 2004 and 2005, the Company has a trust fund for this plan on behalf of employees of Bs. 18,340 (includes U.S.$4.0 million) and Bs. 17,944 (includes U.S.$4.1 million), respectively. The Company has no obligation to increase the fund or to adjust this plan.

e. Temporary support and solidarity program

In August 2004 the Company decided to create a new voluntary temporary support and solidarity program for those pensioners and retirees who for some reason are not beneficiaries of the pension established by the Instituto Venezolano del Seguro Social (“IVSS”) (Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on former employees’ income. This program allows for the adjustment of their monthly income through the payment of a bonus, the benefit of which will cease upon the death of the beneficiary, once a pension is obtained from IVSS or from any other source. This program will benefit pensionees and retirees older than 49 years and six months. This program is a benefit provided voluntarily by CANTV. As of December 31, 2005, the Company has recorded a provision related to this program of Bs. 6,184 based on actuarial calculations.

The Company’s management and its legal counsel, as part of the evaluation of the July 26, 2005 Supreme Court ruling, consider that these voluntary supplemental payments made by CANTV are lower than the additional payments ordered by the decision and, therefore, CANTV will suspend the Protection plan and the Temporary support and solidarity program and will incorporate their assets and liabilities into the total pension plan obligation once the Court orders the execution of the July 26, 2005 ruling.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2004 and 2005 were comprised of the following:

	2004	2005
Concession tax (Note 5—Concessions and regulation)	64,378	75,412
Subscriber reimbursable deposits	74,791	69,462
Accrued liabilities	41,537	127,842
Value added and other taxes (Note 20—Taxes)	18,831	—
Interest payable	3,995	2,765
Technical and administrative services of stockholders’ affiliates (Note 21—Transactions with related parties)	5,568	5,860
Other	17,443	6,102

	226,543	287,443

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled.

19. INTEREST INCOME AND EXCHANGE GAIN, NET

Interest income and exchange gain, net for the years ended December 31, 2004 and 2005 and is shown below:

	2004	2005
Interest income	62,626	85,572
Interest expense	(18,583)	(27,393)
Exchange gain, net	3,910	32,843

	47,953	91,022

Exchange gain, net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of December 31, 2004 and 2005 (Note 7—Balances in foreign currency). It also includes realization of cumulative translation adjustment (Note 10—Other assets).

Effective January 21, 2003, the Venezuelan Government and BCV suspended the trading of foreign currency in the country and established the current exchange controls regime (Note 24—Exchange controls).

The devaluation of the bolivar against the U.S. dollar was 20% and 12% for the years ended December 31, 2004 and 2005, respectively.

20. TAXES

Income tax

Complying with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for legal and tax litigation.

The Income Tax Law authorizes a tax credit for new investments in property, plant and equipment until December 31, 2004. Any portion of the credit not used in the year it arises may be carried forward for three years. As of December 31, 2005, the Company does not have any carry-forward tax credits.

The Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of December 31, 2005, the Company does not have tax losses to be carried forward in future years.

The (benefit) provision for income taxes for the years ended December 31, 2004 and 2005 is as follows:

	2004	2005
Current	91,193	147,881
Deferred (benefit)	(257,728)	(357,426)

	(166,535)	(209,545)

The components of deferred income tax assets (liabilities) as of December 31, 2004 and 2005, are as follows:

	2004	2005
Allowance for doubtful accounts	32,939	23,996
Provision for inventories’ obsolescence and net realizable value	21,543	19,197
Accrual for concession and municipal taxes	23,954	28,849
Pension and other post-retirement benefit obligations	246,338	478,404
Accruals not deductible until paid	11,458	20,471
Investment tax credits	2,131	—
Differences in tax vs. book value of non-monetary assets originated mainly due to inflation adjustment for tax purposes	108,223	222,731
Provision for litigation	26,237	36,583

Total deferred tax asset	472,823	830,231
Unremitted taxable dividends from subsidiaries	(73,274)	—

Total deferred tax asset, net	399,549	830,231

Total income taxes are different from the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

	2004	%	2005	%
Accounting income before income tax	259,109		4,863
Statutory income tax rate	34%		34%

Theoretical tax provision at statutory tax rate	88,097	34.0	1,653	34.0
Tax inflation adjustment of the year, net	(267,900)	(103.4)	(208,319)	(4,283.8)
Other non-taxable and non-deductible items, net	13,268	5.1	(2,879)	(59.1)

Income tax (benefit)	(166,535)	(64.3)	(209,545)	(4,308.9)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business assets tax (BAT)

The business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid as an income tax credit to be carried forward for the following three years.

As of December 31, 2005, CANTV does not have any carry-forward business asset tax credits.

On August 17, 2004, the Law repealing this tax was published in the Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

Value added tax (VAT)

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The value added tax rate is set annually through the Venezuelan Budget Law and as of December 31, 2005 the applicable rate is 14% (16% from December 2003 until August 2004, and 15% until September 2005). This Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs. 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs. 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the years ended December 31, 2004 and 2005, the Company incurred bank debit tax expense of Bs. 18,082 and Bs. 20,072, respectively.

On February 8, 2006, the Law repealing this tax was published in the Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

21. TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 12—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc. (“Verizon”).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balances of these transactions for the years ended December 31, 2004 and 2005 are shown below:

	2004	2005
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	57,171	75,307

Technical and administrative assistance expenses	10,475	27,131

Net revenue (expense) related to the settlement of international telephone traffic with affiliates	(393)	1,754

Transactions for technical and administrative assistance are in respect of consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others.

As of December 31, 2004 and 2005, the Company has interest-free short-term accounts payable to Verizon of Bs. 33,391 and Bs. 45,180, respectively. There are no guaranties given to or received from related parties.

Verizon establishes the salary and employment-related benefits for two principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Vicente Llatas, Chief Operating Officer and Armando R. Yañes, Chief Financial Officer. Prior to April 3, 2006, Verizon also established and paid (subject to reimbursement) the salary and benefits of Gustavo Roosen, Chairman of the Board, President and Chief Executive Officer. Beginning April 3, 2006 Gustavo Roosen’s salary and benefits are established and paid directly by CANTV.

For the years ended December 31, 2004 and 2005, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 6,823 and Bs. 9,928, respectively, and the aggregate amount accrued by the Company at December 31, 2005 to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 2,863.

22. COMMITMENTS AND CONTINGENCIES

The Company has the following commitments and contingencies:

a. Capital expenditures

The Company’s payment commitments as of December 31, 2005, in respect of capital expenditures amount to approximately U.S.$43 million.

b. Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real property and equipment are approximately: Bs. 47,970 for 2006, Bs. 73,339 for 2007, Bs. 93,500 for 2008, Bs. 115,908 for 2009 and Bs. 99,856 for 2010.

The Company’s operating leases expense was Bs. 29,912 and Bs. 39,310 for the years ended December 31, 2004 and 2005, respectively.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court on Contentious Tax Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002, Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court on Contentious Tax Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003 a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs. 20,399 due to default by Movilnet in compliance with a commercial agreement. On October 8, 2003, Movilnet responded to this claim and on January 16, 2004, the Arbitration Court was installed to hear the case. In September 2004 the Arbitration Court declared in favor of this commercial party, and required a payment of Bs. 8,000 by Movilnet, which was paid in January 2005. At December 31, 2004, a provision for this amount was recorded to cover this obligation. In October 2005 this commercial party filed a new lawsuit before a Commercial Court for concept of loss of future income due to default in compliance with the same commercial agreement in the amount of Bs. 257,000. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded for this second lawsuit.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states in the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value-added tax matters. Some of the sanctions were imposed at that time while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies. As of December 31, 2005, CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, the Company’s management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006 the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bs. 8,125 for CANTV, Bs. 92,865 for Movilnet and Bs. 656 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 438,112 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, the Company’s management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs. 134,513 as of December 31, 2005 is sufficient to cover the contingencies considered probable.

Reconciliation of changes generated during the years 2004 and 2005 of the provision for litigation is as follows:

	2004	2005
Balance at beginning of year	47,092	77,717
Expense of the year	60,320	68,878
Write-offs and/or payments	(29,695)	(12,082)

Balance at end of year	77,717	134,513

d. Concession mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2005, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 5—Concessions and regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling.

23. SEGMENT REPORTING

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services, each of them have different competitive and operating risks associated. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets and customers are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

In January 2005 CANTV and Movilnet signed an agreement in which CANTV grants Movilnet a license to use its commercial trademark in exchange for 3% of Movilnet gross revenues. The term of the agreement is five years, automatically renewable.

Segment results for years ended December 31, 2004 and 2005, and assets and liabilities as of December 31, 2004 and 2005, are shown below:

	2004	2005
Wireline services
Operating revenue
Local services	895,132	915,147
Domestic long distance	281,348	296,009

Local and domestic long distance	1,176,480	1,211,156
International long distance	106,277	113,481
Net settlements	(2,015)	2,055

Total international long distance	104,262	115,536
Fixed to mobile outgoing calls	615,265	753,888
Interconnection incoming	99,911	124,633
Other wireline-related services	920,618	1,235,617

Total operating revenue	2,916,536	3,440,830

Intersegment operating revenue	(388,998)	(524,676)

Segment operating loss (•)	(17,914)	(285,439)

Depreciation and amortization	667,512	529,244

Acquisition of information systems and property, plant and equipment	261,079	397,896

Assets at the end of the year	6,030,172	6,479,113

Pension and other post-retirement benefit obligations at the end of the year	751,936	1,578,698

Liabilities at the end of the year	2,030,424	2,778,173

Wireless services
Operating revenue
Access	89,103	119,758
Airtime	508,342	781,822
Interconnection	390,411	535,015
Special services	228,157	383,480
Equipment sales	197,676	431,169
Other	49,205	79,751

Total operating revenue	1,462,894	2,330,995

Intersegment operating revenue	(285,382)	(349,338)

Segment operating income	219,837	148,970

Depreciation and amortization	177,059	291,133

Acquisition of information systems and property, plant and equipment	279,147	646,616

Assets at the end of the year	1,868,035	2,456,369

Liabilities at the end of the year	729,460	1,972,366

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of segment operating revenues, operating income (loss), income before income taxes, assets and liabilities to the consolidated financial statements as of December 31, 2004 and 2005 are shown below:

	2004	2005
Reconciliation of operating revenues:
Reported segments	4,379,430	5,771,825
Other telecommunications-related services	192,146	252,972
Elimination of intersegment operating revenues	(735,917)	(936,405)

Total operating revenues	3,835,659	5,088,392

Reconciliation of operating income (loss):
Reported segments (•)	201,923	(136,469)
Other telecommunications-related services	9,233	50,310

Total operating income	211,156	(86,159)

Reconciliation of assets:
Reported segments	7,898,207	8,935,482
Elimination of assets	(1,756,204)	(1,967,129)
Other telecommunications-related services	254,582	321,758

Total assets at the end of the year	6,396,585	7,290,111

Reconciliation of liabilities:
Reported segments	2,759,884	4,750,537
Elimination of liabilities	(400,588)	(1,258,924)
Other telecommunications-related services	76,819	129,429

Total liabilities at the end of the year	2,436,115	3,621,042

(•)	Segments reported include Bs. 44,426 and Bs. 694,916 in 2004 and 2005 results, respectively, related to the expense from the additional pension obligation due to the Supreme Court ruling (Note 17 (b)—Retirement benefits—Pension litigation and Court Ruling).

24. EXCHANGE CONTROLS

By means of an agreement between the Venezuelan Government and BCV, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the “Exchange Agreements”). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a. BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b. The Comisión de Administración de Divisas (“CADIVI”) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs. 1,596/U.S.$1 for purchase and Bs. 1,600/U.S.$1 for sale; and

d. The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the BCV and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in the Official Gazette of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was U.S.$212 million and U.S.$52 million, respectively.

On February 9, 2004, the Ministry of Finance, together with the BCV, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs. 1,915.20/U.S.$1 for purchase and Bs. 1,920/U.S.$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2005, the Venezuelan Government and BCV established new exchange rates effective as of that date of Bs. 2,144.60/U.S.$1 for purchase and Bs. 2,150/U.S.$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

As of December 31, 2005, the Company had applied to CADIVI for a total of U.S.$1,702.3 million, since the implementation of the current exchange controls regime. As of December 31, 2005, CADIVI has approved U.S.$1,579.7 million, of which U.S.$1,249.3 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of U.S.$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than U.S.$10,000 must be declared to CADIVI. Goods and

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

services’ exporters are obligated to sell their foreign currency earned from commercial transactions to the BCV. Operations using ADSs as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

25. INTENT FOR THE ACQUISITION OF DIGITEL

On November 21, 2004, CANTV executed a stock purchase agreement with TIM International N.V. for the acquisition of 100% of the telecommunications company Digitel at a total value of U.S.$450 million. On May 5, 2005, CONATEL, based on the Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel; therefore, on May 25, 2005, the stock purchase agreement was terminated pursuant to its terms. Costs incurred during this transaction were expensed as incurred.

26. SUMMARY OF MAIN DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The Company’s consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP.

Under IAS 29, “Financial reporting in hyperinflationary economies”, the Company’s financial statements were adjusted for inflation until December 31, 2003. According to SEC rules, the quantified effects of applying price-level accounting are not required to be included in the reconciliation to U.S. GAAP.

The main differences between U.S. GAAP and IFRS that apply to the Company are as follows:

a. Pension plan

In accordance with IFRS, IAS 19, “Employee Benefits”, provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS 19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years whereas the U.S. GAAP Statement of Financial Standard No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), allows for an amortization period based on the average remaining service years of employees. Under IAS 19, to the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service costs immediately. In accordance with SFAS 87, plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer will realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service costs) to be included in net periodic pension costs entirely in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan. In addition, as a result of the adoption of IFRS, following IFRS 1, cumulative actuarial gains and losses as of January 1, 2004 were immediately recognized. Under SFAS 87 there was no immediate recognition at that date.

b. Capitalized interest

In accordance with IFRS, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects since this is an allowed alternative treatment the Company chose not to apply. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in the financial statements as part of Property, Plant and Equipment.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2004 capitalized interest amounted to Bs. 7,559 and during 2005 the Company did not capitalize interests. The related depreciation expense amounted to Bs. 8,975 and Bs. 7,792, respectively.

c. Accounting for taxation

IFRS and U.S. GAAP requires that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under IAS 12, “Income taxes” and Statement of Financial Accounting Standards No. 109, “Accounting for Taxes” (“SFAS 109”), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured. Deferred taxes are calculated based on temporary differences in items from the balance sheet. Deferred taxes are different between IFRS and U.S. GAAP with respect to the temporary differences caused by different pension and other postretirement benefit liabilities and capitalized interests.

Additional disclosures required by SFAS 109 are presented in Note 27 (b)—Additional financial statement disclosures required by U.S. GAAP—Income and other taxes.

d. Fair value of available for sale investments

Under IFRS the fair value of available for sale investments, in which no active market exists, can be measured using recent arm’s-length market transactions between knowledgeable, willing parties, if available, such as selling agreements. Because INTELSAT is not publicly traded, under U.S. GAAP, the investment in INTELSAT is accounted for under the cost method.

e. Minority interest

Under IFRS, minority interest is presented as part of stockholders’ equity and separately from net income. Under U.S. GAAP, minority interest is presented as a separate caption between liabilities and stockholders’ equity and included as part of net income.

f. Reconciliation of IFRS to U.S. GAAP

The effects on net income and net stockholders’ equity of reconciling CANTV’s audited consolidated financial statements for 2004 and 2005 to U.S. GAAP is set forth below (in millions of constant bolivars, except per share data):

	2004	2005
Net income under IFRS	425,644	214,408
U.S. GAAP adjustments for:
Capitalized interest, net of depreciation	(1,416)	(7,792)
Pension Plan	3,332	14,756
Deferred income taxes	(651)	(2,368)
Minority interest	(2,181)	(479)

Net income under U.S. GAAP	424,728	218,525

Basic and diluted net income per share under U.S. GAAP	547	282

Net income per ADS (based on 7 shares per ADS)	3,831	1,971

Average number of shares outstanding under U.S. GAAP (in millions)	776	776

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the difference between U.S. and IFRS described above and a difference in the classification of certain expenses, operating income under U.S. GAAP was Bs. 205,513 for 2004 and Bs. 79,195 of operating loss for 2005.

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires the reporting and display of comprehensive income and its components. During the years ended December 31, 2004 and 2005, Comprehensive income under U.S. GAAP would be Bs. 410,946 and Bs. 156,886, respectively, which comprises net income under U.S. GAAP, adjustments to the fair value of available for sale securities and currency translation adjustments for the respective year. As of December 31, 2004 and 2005, Accumulated other comprehensive income under U.S. GAAP would be Bs. 61,896 and Bs. 257, respectively, which comprises accumulated adjustments to the fair value of available for sale securities and currency translation adjustments.

	2004	2005
Total stockholders’ equity under IFRS	3,960,470	3,669,069
U.S. GAAP adjustments for:
Capitalized interest, net of accumulated depreciation	174,111	166,319
Pension plan	3,711	18,467
Deferred income taxes	(60,459)	(62,827)
Fair value adjustment of available for sale investments	(49,871)	—
Minority interest	(4,837)	(3,679)

Total stockholders’ equity under U.S. GAAP	4,023,125	3,787,349

The following represents a reconciliation of stockholders’ equity at December 31, 2004 to December 31, 2005 based on amounts determined in accordance with U.S. GAAP:

Stockholders’ equity under U.S. GAAP at December 31, 2004	4,023,125
Net income under U.S. GAAP	218,525
Dividends declared and paid	(390,407)
Shares awarded, net of purchases	(2,255)
Realization of translation adjustment	(61,639)

Stockholders’ equity under U.S. GAAP at December 31, 2005	3,787,349

IAS 7, “Cash Flow Statements” is presented under similar provisions established in the Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (“SFAS 95”), and cash flows from operating activities. Consequently, the only differences between cash flows prepared under IFRS and U.S. GAAP are those related to the adjustments to reconcile net income and stockholders’ equity previously described. Summarized information of cash flows prepared under U.S. GAAP are as follows:

	2004	2005
Cash flows provided by operating activities	1,407,363	1,650,151
Cash flows used in investing activities	(526,019)	(958,390)
Cash flows used in financing activities	(722,167)	(591,300)
Cash and cash equivalents	967,543	1,098,629

The above reconciliations include all material differences between IFRS and U.S. GAAP.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP

a. Disclosures about pensions and other post-retirement benefits

Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (“SFAS 132”) revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other post-retirement benefit plans.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2004 and 2005, and a statement of funded status as of December 31, 2004 and 2005:

	Pension Benefits		Other Benefits
	2004	2005	2004	2005
Reconciliation of Projected Benefit Obligation:

Projected Benefit Obligation at January 1	443,888	582,777	546,681	717,153
Service cost	28,959	17,305	8,304	12,110
Interest cost	179,687	145,874	225,043	181,983
Benefits payments	(52,449)	(69,887)	(47,533)	(57,183)
Actuarial (gain) loss	(61,734)	136,661	(15,342)	(1,131)
Curtailment and settlement loss	—	52,328	—	24,430
Special lump-sum payments	—	(20,923)	—	—
Additional pension obligation due to Supreme Court ruling (Note 17—Retirement benefits)	44,426	694,916	—	—

Projected Benefit Obligation at December 31	582,777	1,539,051	717,153	877,362

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	453,137	606,141	—	—
Contributions	52,449	69,887	—	—
Benefit payments	(52,449)	(69,887)	—	—
Actual return on plan assets, including exchange gain of Bs. 76,057 and Bs. 64,298 for 2004 and 2005, respectively	153,004	104,251	—	—

Fair value of plan assets at December 31	606,141	710,392	—	—

Funded status:
Funded status at December 31	23,364	(828,659)	(717,153)	(877,362)
Unrecognized transition obligation	1,480	—	—	—
Unrecognized prior service cost	(48,315)	(34,416)	—	—
Unrecognized actuarial net (gain) loss	(115,817)	80,700	108,216	99,506

Accrued benefit cost at December 31	(139,288)	(782,375)	(608,937)	(777,856)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For benefits other than pensions, a one percentage point change in the assumed health care costs trend rates would have the following effects:

	1% Point Increase		1% Point Decrease
	2004	2005	2004	2005
Effect on total of service and interest cost components	27,621	22,426	(23,305)	(18,666)
Effect on post-retirement benefit obligations as of December 31	81,371	101,510	(67,911)	(84,577)

The following table provides the components of net periodic benefit cost for the plans for the years ended December 31, 2004 and 2005:

	Pension Benefits		Other Benefits
	2004	2005	2004	2005
Components of net periodic benefit cost:
Service cost	28,959	17,305	8,304	12,110
Interest cost	179,687	145,874	225,043	181,983
Expected return on assets	(190,318)	(158,772)	—	—
Additional pension obligation due to Supreme Court ruling	44,426	694,916	—	—
Amortization of:
Transition obligation	1,506	1,440	—	—
Prior service cost	(11,502)	(11,140)	—	—
Actuarial net loss	(4,501)	(8,054)	11,165	7,579
Curtailment and settlement	—	52,328	—	24,430

Net periodic benefit cost	48,257	733,897	244,512	226,102

Target allocation of pension assets is established only for holdings in the U.S. dollar denominated trust to be 65% in equities and 35% in debt securities. This trust represented approximately 85% of total pension assets as of December 31, 2005.

Estimated future benefit payments expected to be paid in the next five years are detailed as follows:

Year	Pension Benefits	Other Benefits
2006	117,987	67,878
2007	131,891	82,759
2008	154,912	99,136
2009	179,596	117,364
2010	206,711	137,361

	791,097	504,498

CANTV contributions expected to be made for 2006 will be determined at the end of 2006.

The assumptions used in the measurement of the Company’s Projected Benefit Obligations are the same used for the calculations under IFRS (Note 17—Employee benefits).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Income and other taxes

Deferred tax asset and benefit is mainly the result of:

a) Pension plan and other post-retirement benefits, which will be deductible for tax purposes once payments are made.

b) The higher tax fixed assets base, as a result of the tax inflation adjustment, which in the future will generate a higher depreciation expense, deductible for tax purposes.

c) Provision for uncollectible accounts and obsolescence of inventories, which will be deductible for tax purposes when formally applied to accounts receivable and inventories, respectively.

The (benefit) provision for income taxes for the years ended December 31, 2004 and 2005, in accordance with SFAS 109 is as follows:

	2004	2005
Current	91,193	147,881
Deferred	(257,077)	(355,058)

	(165,884)	(207,177)

The components of deferred income tax liabilities (assets) as of December 31, 2004 and 2005, are as follows:

	2004	2005
Current deferred income taxes:
Allowance for doubtful accounts	32,939	23,996
Provision for inventories’ obsolescence	21,543	19,197
Concession tax	23,954	28,849
Pension and other post-retirement benefit obligations	32,634	118,501
Accounts not deductible until paid	11,458	20,471
Investment tax credits	2,131	—
Unremitted taxable dividends from subsidiaries	(73,274)	—

Total	51,385	211,014

Non-current deferred income taxes:
Differences in tax vs. book value (mainly inflation adjustment for tax purposes, net of capitalized interest and overhead)	49,025	166,183
Provision for legal and tax litigation	26,237	36,583
Pension obligations and post-retirement benefit obligations	212,442	353,624

Total	287,704	556,390

Total deferred tax asset	339,089	767,404

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total income taxes are different than the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

	2004	%	2005	%
Accounting Income before income tax under U.S. GAAP	258,844		11,348
Statutory income tax rate	34%		34%

Theoretical tax provision at statutory tax rate	88,007	34.0	3,858	34.0
Tax inflation adjustment of the year, net	(267,900)	(103.5)	(208,319)	(1,835.8)
Other non-taxable and non-deductible items, net	14,009	5.4	(2,716)	(23.9)

Income tax (benefit) expense	(165,884)	(64.1)	(207,177)	1,825.7

Other non-taxable and non-deductible items, net mainly include increases in pension and other post-retirement benefit liabilities, provision for legal and tax litigation and allowance for obsolescence.

The Company accounts for investment tax credits in a flow-through method which reduces the provision for income tax in the year in which the credit first becomes available, subject to valuation allowance for the investment tax credit not anticipated to be recovered.

c. New accounting pronouncements

Statement of Financial Accounting Standards No. 123 (Revised 2004): “Share-Based Payment” (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, to stock compensation awards issued to employees. Instead, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period, usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and therefore the Company will apply this Standard for U.S. GAAP purposes in fiscal year beginning January 1, 2006. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Staff Accounting Bulletin No. 107: “Shared Based Payment” (“SAB 107”). The interpretations in SAB 107 express views of the SEC Staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statement of Financial Accounting Standards No. 151: “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). The amendments to SFAS 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of income as expenses of the period. The application of fixed costs to inventories should be based on the normal capacity of the production facilities. SFAS 151 will be applicable to valuation of inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Standard is issued. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Financial Accounting Standards No. 153: “Exchanges of Nonmonetary Assets” (“SFAS 153”). Effectively amending Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statement of Financial Accounting Standards No. 154: “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB 20 and requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used, and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. This new Standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company will apply this Standard in the future when applicable.

Statement of Financial Accounting Standards No. 155: “Accounting for Certain Hybrid Financial Instruments, an Amendment of Statement of Financial Accounting Standards No. 133 and Statement of Financial Accounting Standards No. 140” (“SFAS 155”). SFAS 155 resolves issues addressed in Statement of Financial Accounting Standards No. 133, Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets.” SFAS 155 permits fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement of Financial Accounting Standards No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement of Financial Accounting Standards No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statement of Financial Accounting Standards No. 156: “Accounting for Servicing of Financial Assets, an Amendment of Statement of Financial Accounting Standards No. 140” (“SFAS 156”). SFAS 156 amends Statement of Financial Accounting Standards No. 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

28. SUBSEQUENT EVENTS

a. Regular Stockholders’ Meeting

On March 31, 2006, a Regular Stockholders’ Meeting declared a dividend of Bs. 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2005. Additionally, the Stockholders’ Meeting approved the

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issuance of commercial paper of up to U.S.$150 million or its equivalent in bolivars and the issuance of obligations of up to U.S.$150 million or its equivalent in bolivars with maximum maturity of seven years. Neither this commercial paper nor these obligations have been issued.

b. Proposed sale of Verizon’s equity stake in CANTV to Telmex and América Móvil

On April 3, 2006, Teléfonos de Mexico, S.A. de C.V. (“Telmex”) and América Móvil, S.A. de C.V. (“América Móvil”) announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in the Company for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon (or U.S.$21.10 per CANTV American Depositary Share held by Verizon). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate. Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents. As of June 29, 2006, Telmex and América Móvil had not published the offering documents with respect to the tender offer for CANTV’s shares and the Board of Directors of CANTV had not announced its recommendation with respect to the offer.