Form 20-F
period 2006-12-31
NATIONAL TELEPHONE CO OF VENEZUELA
filed 2007-05-18
CIK 1025862

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

NUEVO EDIFICIO ADMINISTRATIVO, PISO 1, APARTADO POSTAL 1226 CARACAS, VENEZUELA 1010

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class D shares of common stock, par value Bs. 36.90182224915 per share	New York Stock Exchange*

American Depositary Shares (ADSs) each of which represents 7 Class D shares of common stock	New York Stock Exchange
*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A shares . . . . . . .	251,178,710	Class C shares . . . . . . .	48,912,843
Class B shares . . . . . . . .	51,900,000	Class D shares . . . . . . .	435,149,296

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

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (the “CNV”) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Venezuelan Capital Markets Law must prepare and present their financial statements in accordance with IFRS beginning January 1, 2006, with IFRS becoming effective on January 1, 2005. On December 8, 2005, the CNV issued Resolution No. 177-2005, which postponed the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon compliance with certain requirements. Accordingly, the Company adopted IFRS for the preparation of consolidated financial statements as of and for the year ended December 31, 2005 for the first time.

There are important differences between IFRS and generally accepted accounting principles in the United States (“U.S. GAAP”). See Notes 26 and 27 to the Audited Consolidated Financial Statements of the Company as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 (the “Audited Consolidated Financial Statements”) also included in this Form 20-F for a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under IFRS for the years ended December 31, 2004, 2005 and 2006, and total shareholders’ equity as of December 31, 2004, 2005 and 2006. See Note 25 (a) to the Audited Consolidated Financial Statements included in this Form 20-F.

For the convenience of the reader, this Form 20-F contains the translations of certain bolivar amounts into U.S. dollars at the average daily exchange rate (the “Bolivar Exchange Rate”) announced by the Banco Central de Venezuela (the “Central Bank of Venezuela”) on December 31, 2006 (unless otherwise specified), which was Bs. 2,150.00 per U.S.$1.00. No representation is made that the bolivar or U.S. dollar amounts shown in this Form 20-F either could have been or will be converted into U.S. dollars or bolivars, as the case may be, at such rate or at any other rate. The translation of amounts expressed in bolivars as of a specified date based upon the then prevailing exchange rate may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating bolivars as of another specified date.

On January 21, 2003, the Government of Venezuela (the “Government”) suspended the trading of foreign currency. On February 5, 2003, the Government approved initial rules governing foreign currency trading. Pursuant to the new exchange controls regime, the official selling exchange rate was fixed at Bs. 1,600 per U.S.$1.00. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,920 per U.S.$1.00. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,150 per U.S.$1.00, which remains as the current official exchange rate and may be subject to further revision and adjustment by the Central Bank of Venezuela. Since the implementation of the exchange controls regime, there exists a parallel unofficial market in which the exchange rate of bolivars per U.S. dollar has ranged from approximately Bs. 1,800 in February 2003 to the present rate of approximately Bs. 4,000, and reached Bs. 4,500 in January 2007. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

Operational data regarding the Company contained in this Form 20-F are presented as of December 31, 2006, unless otherwise stated.

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

On January 8, 2007, the President of Venezuela (“President Chávez”) announced Venezuela’s intention to nationalize certain strategic sectors of the Venezuelan economy, including the telecommunications sector in which the Company participates. On February 12, 2007, the Government entered into a “Memorandum of Understanding” with Verizon Communications Inc. (“Verizon”) and Verizon’s indirect wholly-owned subsidiary, GTE Venholdings B.V. (“GTE Venholdings”), to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company, which represents approximately 28.51% of the outstanding equity share capital of the Company.

The Memorandum of Understanding contemplates that the consideration to be paid to GTE Venholdings by the Government would be the equivalent of U.S.$2.55 per share held by Verizon, or U.S.$17.85 per American Depositary Share (“ADS”) held by Verizon (each of which represents seven Class D shares) subject to downward adjustment to give effect to any dividend declared and paid by the Company with a record date after February 12, 2007 and prior to the closing of the Offers, as defined below. Among other things, GTE Venholdings has also agreed in the Memorandum of Understanding not to vote as a shareholder of the Company to approve any action or transaction of the Company outside of the ordinary course of business.

On March 30, 2007, the shareholders of the Company approved the payment of an ordinary dividend in the amount of Bs. 922.07 per share representing Bs. 6,454.49 per ADS, which is equivalent to U.S.$3.003 per ADS (calculated at the Bolivar Exchange Rate of Bs. 2,150 per U.S.$1.00), payable on April 18, 2007 to shareholders of record as of April 12, 2007. As a result of the dividend approved by shareholders of the Company on March 30, 2007, the price required to be paid under the terms of the Memorandum of Understanding has been reduced to U.S.$14.84791 per ADS (each of which represents seven Class D shares), or the bolivar equivalent (based on the Bolivar Exchange Rate as of the settlement date of the Offers) of U.S.$2.12113 per share.

On April 8, 2007, the Government announced a Tender Offer on Schedule TO (the “Schedule TO”) related to the tender offers (each an “Offer” and collectively the “Offers”) in the U.S. and Venezuela to purchase any and all of the issued and outstanding shares, and all shares underlying the ADSs, that are not owned by the Government. The U.S. Offer was for any and all outstanding ADSs and the Venezuelan Offer was for any and all outstanding shares. The purchase price to be paid in the U.S. Offer is U.S.$14.84791 per ADS (each of which represents seven Class D shares). The purchase price to be paid in the Venezuelan Offer is the bolivar equivalent (based on the Bolivar Exchange Rate as of the settlement date of the Offers) of U.S.$2.12113 per share (equivalent to Bs. 4,560.43 per share calculated at the Bolivar Exchange Rate in effect as of the day of the Offer of Bs. 2,150 per U.S.$1.00). In each case, the purchase price is to be paid net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by the Company with a record date that is fixed as of a date prior to, in the case of the U.S. Offer, the Government’s acceptance for payment of ADSs tendered into such Offer and, in the case of the Venezuelan Offer, the settlement date for such Offer. The Offers’ expiration date was May 8, 2007.

According to the U.S. Offer, the Government expects that under the Company’s new management, the Company’s telecommunications and information technologies will be strategically positioned as human rights and developmental tools. In this sense, the Company will be positioned to promote the development of telecommunications services, taking advantage of new technologies, especially wireless technologies, and to deliver services to underserved sectors of the Venezuelan population.

On April 12, 2007, the Company’s Board of Directors in an Extraordinary Meeting considered the Offers and unanimously determined to remain neutral and to make no recommendation with respect to the Offers. The Board of Directors’ recommendation statement, filed on Schedule 14-D9, concluded that it is unable to take a position with respect to the Offers. The Board of Directors believed that it lacked sufficient information to evaluate the Offers in light of the unique circumstances of the Offers resulting from the stated plans of the Government to nationalize the Company, the absence of tangible alternatives to the Offers, the limited ability of Class C shareholders to participate in the Offers, the uncertainties with respect to the future liquidity and market value of the ADSs and shares, and the disparity in the economic value of the price offered in each of the Offers, which results from the exchange controls regime in Venezuela. The Board of Directors stated that it believed that each holder of ADSs and shares should make his or her own decision regarding participation in the Offers based on his or her own circumstances. Additionally, the Board of Directors urged the Government to resolve the disparity in the economic value of the price offered in each of the Offers.

The Offers in the U.S and Venezuela to purchase for cash any and all outstanding ADS and common shares, respectively, expired at 5:00 p.m. New York City time and Caracas time, on Tuesday, May 8, 2007. The Government announced on May 16, 2007 that 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) were tendered in the U.S. Offer and not withdrawn, and 197,949,721 common shares were tendered in the Venezuelan Offer and not withdrawn. The tendered common shares and ADSs include all common shares and ADSs held by Verizon’s subsidiary, GTE Venholdings, and together with the 51,900,000 common shares held by the Banco de Desarrollo Económico y Social de Venezuela (“BANDES”) (the Venezuelan Economic and Social Development Fund Bank) and the Ministerio del Poder Popular para Infraestructura (the “Ministry of the Popular Power for Infrastructure”), represent an aggregate of 678,652,956 common shares, or approximately 86.2% of the outstanding common shares of CANTV. According to the Bank of New York (the “Depositary”), the depositary for the ADS facility, as of May 9, 2007, there were 66,107,637 ADSs outstanding.

The Government announced on May 16, 2007, that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Bolsa de Valores de Caracas (“Caracas Stock Exchange”) held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

On May 11, 2007, the New York Stock Exchange (the “NYSE”) informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the Securities and Exchange Commission (“SEC”) if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Exchange Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

All the information presented in this Form 20-F with respect to business strategy, plans and trends, as well as the consolidated financial statements, have been prepared based on the Company’s current strategic business plan (2007-2011) which was approved in 2006. The Company’s current strategic business plan may change. The consolidated financial statements as of December 31, 2006 have been prepared on the basis of events known, and estimates and assumptions made, on or before February 15, 2007, the date on which the Board of Directors approved their issuance.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following table presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F. The Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain important respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects—Introduction” and the Audited Consolidated Financial Statements for the basis of presentation of the consolidated financial statements. Notes 26 and 27 to the Audited Consolidated Financial Statements provide a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP net income for the years ended December 31, 2004, 2005 and 2006 and total shareholders’ equity as of December 31, 2005 and 2006. Periods prior to 2004, except for required U.S. GAAP information, have not been presented as such financial information was prepared in accordance with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”) and, pursuant to SEC Release 33-8567, “First Time Application of International Financial Reporting Standards”, is not required to be included because it is not comparable to the IFRS information provided below.

	Year Ended December 31,
	2004(1)		2005(1)		2006(1)		2006(2)
	(in millions, except per share and per ADS data)
IFRS:
Income Statement Data:
Wireline services	Bs.	2,527,538	Bs.	2,916,155	Bs.	3,241,764	U.S.$	1,508
Wireless services		1,177,513		1,981,658		3,242,638		1,508
Other telecommunications-related services		130,608		190,579		313,265		146

Total operating revenues		3,835,659		5,088,392		6,797,667		3,162
Operating expenses		(3,624,503)		(5,174,551)		(5,898,282)		(2,744)

Operating income (loss)		211,156		(86,159)		899,385		418
Interest income and exchange gain, net		47,953		91,022		80,106		38

Income before income taxes		259,109		4,863		979,491		456
Income tax benefit		166,535		209,545		150,884		70

Net income	Bs.	425,644	Bs.	214,408	Bs.	1,130,375	U.S.$	526

Net income attributable to equity holders of the Company		423,463		213,929		1,127,420		525
Net income attributable to minority interest in subsidiary(3)		2,181		479		2,955		1

Net income	Bs.	425,644	Bs.	214,408	Bs.	1,130,375	U.S.$	526

Basic and diluted earnings per share(4)		549		276		1,457		0.68
Basic and diluted earnings per ADS(4)		3,840		1,934		10,197		4.74
Cash dividends declared per share(5)		550		505		700		0.33
Cash dividends declared per ADS(5)		3,850		3,535		4,900		2.31
Extraordinary cash dividends declared per share(5)		120		—		307		0.14
Extraordinary cash dividends declared per ADS(5)		840		—		2,150		1.00
Weighted average shares outstanding(6)		776		776		776		776

Balance Sheet Data:
Working capital	Bs.	399,223	Bs.	155,545	Bs.	(863,360)	U.S.$	(402)
Property, plant and equipment, net		3,423,333		3,483,063		3,714,737		1,728
Total assets		6,396,585		7,290,111		8,922, 207		4,150
Total indebtedness		262,442		104,330		58,245		27
Capital stock		2,151,299		2,151,299		2,151,299		1,001
Total shareholders’ equity(4)		3,960,470		3,669,069		3,289,654		1,530

	Year Ended December 31,
	2002(7)		2003(7)		2004(1)		2005(1)		2006(1)		2006(2)
	(in millions, except per share and per ADS data)
U.S. GAAP:
Income Statement Data:
Total operating revenues	Bs.	3,325,697	Bs.	3,144,992	Bs.	3,835,659	Bs.	5,088,392	Bs.	6,797,667	U.S.$	3,162
Operating income (loss)		132,539		100,638		205,513		(79,195)		902,310		420
Net income		128,688		9,948		424,728		218,525		1,129,351		525
Net income per share		166		13		547		282		1,455		0.68
Net income per ADS		1,161		90		3,831		1,971		10,187		4.74
Cash dividends declared per share(5)		243		71		550		505		700		0.33
Cash dividends declared per ADS(5)		1,699		497		3,850		3,535		4,900		2.31
Extraordinary cash dividends declared per share(5)		210		350		120		—		307		0.14
Extraordinary cash dividends declared per ADS(5)		1,468		2,450		840		—		2,150		1.00
Average shares outstanding(6)		776		776		776		776		776		776

Balance Sheet Data:
Property, plant and equipment, net	Bs.	4,749,918	Bs.	3,913,874	Bs.	3,597,444	Bs.	3,649,382	Bs.	3,874,393	U.S.$	1,804
Total assets		6,844,082		6,003,189		6,460,366		7,399,603		9,183,969		4,272
Capital stock		2,151,299		2,151,299		2,151,299		2,151,299		2,151,299		1,001
Total shareholders’ equity		4,447,055		4,125,380		4,023,125		3,787,349		3,086,579		1,436

(1)	Financial information presented as of and for the years ended December 31, 2004, 2005 and 2006 includes increased charges of Bs. 44,426 million, Bs. 694,616 million and Bs. 23,043 million, respectively, to cover the additional obligation with respect to the lawsuit brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (National Federation of CANTV Retirees and Pensioners). See “—Risk Factors—Risk Factors Relating to the Company—We employ a largely unionized labor force and could be subject to an organized labor action” and Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”
(2)	Bolivar amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 2,150.00 per U.S.$1.00, the official Bolivar Exchange Rate on December 31, 2006. Such translations should not be construed as representations that the bolivar amounts actually represent such U.S. dollar amounts or could be converted at the rate indicated, or at all. See “—Exchange Rates.”
(3)	Minority interest represents the portion of equity income in consolidated subsidiaries that is not owned by the Company. CANTV owns 80% of C.A. Venezolana de Guías (“Caveguías”).
(4)	During the periods presented, there were no common stock equivalents having a potential dilutive effect.
(5)	Detailed information related to ordinary and extraordinary cash dividends declared and paid are presented in “—Dividends.”
(6)	The average shares outstanding do not include shares held by the Company for distribution to employees in the form of awards.
(7)	Bolivar amounts are in constant bolivars as of December 31, 2003, the date until which Venezuela was considered as a hyperinflationary economy according to IAS 29, “Financial reporting in hyperinflationary economies”, for which non-monetary assets and liabilities and equity accounts were adjusted to reflect the effects of the inflation using the Índice General de Precios al Consumidor del Área Metropolitana de Caracas (the “Consumer Price Index” or “CPI”). According to SEC rules, the quantified effects of applying price-level accounting are not required to be included in the reconciliation to U.S. GAAP.

Dividends

The Company has declared ordinary and extraordinary dividends from 2002 to 2006 as follows:

Declaration Date	Payment Date	Type	Bolivars per share(1)	Bolivars per ADS(1)(2)	U.S.$ per share(3)	U.S.$ per ADS(2)(3)
March 22, 2002	June 6, 2002	Ordinary	41.60	291.20	0.05	0.32
December 10, 2002	January 15, 2003	Extraordinary	165.00	1,155.00	0.12	0.82
December 10, 2002	January 15, 2003	Ordinary	140.00	980.00	0.10	0.70
March 28, 2003	April 23, 2003	Ordinary	71.00	497.00	0.04	0.31
December 2, 2003	December 19, 2003	Extraordinary	350.00	2,450.00	0.22	1.53
March 31, 2004	April 16, 2004	Ordinary	550.00	3,850.00	0.29	2.01
December 7, 2004	December 22, 2004	Extraordinary	120.00	840.00	0.06	0.44
March 31, 2005	April 27, 2005	Ordinary	505.00	3,535.00	0.23	1.64
March 31, 2006	April 27, 2006	Ordinary	700.00	4,900.00	0.33	2.28
November 27, 2006	December 13, 2006	Extraordinary	307.14	2,150.00	0.14	1.00

(1)	Expressed in nominal bolivars.
(2)	Each ADS represents seven Class D shares.
(3)	Dividend information in U.S. dollars is expressed at the exchange rate as of the dividend payment date. See “—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

The conversion of dividends from bolivars to U.S. dollars payable to foreign investors and ADR holders requires the approval by the Comisión de Administración de Divisas (“CADIVI”) (the Commission for Administration of Foreign Exchange). The conversion approval for the dividend paid on December 13, 2006 is in progress. Additionally the conversion for the dividend in the amount of $3.00 per ADR paid on April 18, 2007 is also in progress.

Inflation and Devaluation Data

For reference purposes, the following table sets forth the increase in: (i) the Consumer Price Index; (ii) the Índice de Precios al Mayor (the “Wholesale Price Index” or “WPI”); and (iii) the rate of bolivar devaluation against the U.S. dollar:

	Year Ended December 31,
	2002	2003	2004	2005	2006
Increase in Consumer Price Index	31.2%	27.1%	19.2%	14.4%	17.0%
Increase in Wholesale Price Index	53.5%	48.9%	22.4%	14.2%	15.9%
Rate of bolivar devaluation	85.1%	14.0%	20.0%	12.0%	0.0%

For a description of the impact of inflation and devaluation on tariffs see “—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding as of December 31, 2002, 2003, 2004, 2005 and 2006 were 776,201,812, 775,997,457, 776,240,474, 776,167,423 and 775,950,426, respectively. Shares held in trust for distribution to employees in the form of awards have been deducted from shareholders’ equity, and are not included in the calculation of average shares outstanding.

Exchange Rates

The following table sets forth the high, low, average and period-end noon buying rates for the bolivar reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as bolivars per U.S. dollar concerning bolivar/U.S. dollar exchange rates for the years 2002, 2003, 2004, 2005 and 2006, each of the last three months of 2006 and each of the first five months of 2007 (through May 18):

Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2002	1,473.00	766.20	1,200.00	1,390.50
2003	1,923.50	1,600.00	1,626.96	1,600.00
2004	1,920.00	1,600.00	1,865.47	1,915.20
2005	2,144.60	1,915.20	2,106.37	2,144.60
2006	2,144.60	2,144.60	2,144.60	2,144.60

Monthly	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2006
October	2,144.60	2,144.60	2,144.60	2,144.60
November	2,144.60	2,144.60	2,144.60	2,144.60
December	2,144.60	2,144.60	2,144.60	2,144.60

Year 2007
January	2,144.60	2,144.60	2,144.60	2,144.60
February	2,144.60	2,144.60	2,144.60	2,144.60
March	2,144.60	2,144.60	2,144.60	2,144.60
April	2,144.60	2,144.60	2,144.60	2,144.60
May(7)	2,144.60	2,144.60	2,144.60	2,144.60

(1)	The highest and lowest of the Noon Buying Rates for the bolivar per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through May 18, 2007.

On May 18, 2007, the Noon Buying Rate was Bs. 2,144.60 per U.S.$1.00 (equivalent to Bs. 1.00 per U.S.$0.00047).

The Company’s consolidated financial statements are based on the exchange rates announced by the Central Bank of Venezuela, which do not differ significantly from the Noon Buying Rates reported by the Federal Reserve Bank of New York.

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved initial rules governing foreign currency trading and established an official exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela. The new rules restrict the access of companies and individuals to foreign currency. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,915.20 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,920 per U.S. dollar sold by the Central Bank of Venezuela. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150 per U.S. dollar sold by the Central Bank of Venezuela, which remains as the current official exchange rate and may be subject to periodic revision and adjustment by the

Central Bank of Venezuela. As of May 18, 2007, foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited. Since the implementation of the exchange controls regime, there exists a parallel unofficial market in which the exchange rate of bolivars per U.S. dollar has ranged from approximately Bs. 1,800 in February 2003 to the present rate of approximately Bs. 4,000, and reached Bs. 4,500 in January 2007. See “—Risk Factors—Risk Factors Relating to Venezuela—Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition” and Item 10. “Additional Information—Exchange Controls.”

For a discussion of the effect, and potential effect, of fluctuations in bolivar/U.S. dollar exchange rates as well as exchange controls on the Company, its financial condition and results of operations and on the market price and liquidity of, and return on investment on, the ADSs and the Class D shares, see Item 5. “Operating and Financial Review and Prospects.”

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

Risk Factors Relating to Venezuela

Economic and political developments in Venezuela may affect our business.

All of the Company’s business is conducted in Venezuela. As a result, our financial condition, results of operations and business have been, and are expected to continue to be, generally affected by political, institutional and economic risk factors, including the general condition of the Venezuelan economy, the devaluation of the bolivar as compared to the U.S. dollar, inflation, interest rates, regulation, and taxation, as well as political, social and economic developments in Venezuela.

Political developments in Venezuela may continue to have an impact on our business and operations and the price of our securities.

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

The Chávez administration enacted a new Venezuelan Constitution, effective December 30, 1999. The major changes adopted under the new Venezuelan Constitution included the extension of the Presidential term from five to six years; the eligibility of the President to seek re-election for one additional term; expansion of the role of the Government with respect to social security, health care and education; introduction of important advances in human rights; creation of the Moral and Electoral branches of the Government (in addition to the Executive, Legislative and Judicial Branches); creation of the office of the Executive Vice President; eligibility of active military officers to vote; and prohibition of the privatization of Petróleos de Venezuela, S.A. (“PDVSA”), the state-owned petroleum company. On July 30, 2000, President Chávez was re-elected for a six-year period.

The period following Chávez’s 2000 re-election was marked by political polarization and social instability, incited by groups opposing and supporting the government of President Chávez. In April 2002, after growing mass protests, President Chávez was briefly removed from power but was subsequently reinstated after three days on April 14, 2002. In the months following the reinstatement of President Chávez there were public protests by the opposition and a nationwide general strike which began in December 2002 and lasted until January 2003. The strike severely affected oil production and had a profound political, economic and social impact.

The Chávez administration has promoted a model of increased state participation in the economy through foreign exchange and price controls, state-owned companies, welfare programs, worker co-management and cooperatives and social production companies through which the Government provides financial and training support.

On December 3, 2006, the presidential election for the period 2007-2013 took place. On December 5, 2006, the National Electoral Council proclaimed President Chávez’s victory with 62.9%, equivalent to 7.3 million votes.

On January 8, 2007, during the swearing-in ceremony of the new cabinet, President Chávez announced the five main guidelines for the transformation of Venezuela: (1) the “Enabling” Law; (2) the Constitutional Reform; (3) the Revolutionary Explosion of Communal Power; (4) Popular Education, with the launch of a National Campaign called “Moral and Enlightenment”, and (5) the New Geometry of the National Map. At the same ceremony, President Chávez urged that his new government to proceed with the nationalization of a group of companies; specifically, CANTV, La Electricidad de Caracas (“Electricidad de Caracas”) and the Strategic Associations that operate in the Faja Petrolera del Orinoco (the “Orinoco Oil Belt”).

On April 8, 2007, the Government announced tender offers for the shares of CANTV and Electricidad de Caracas and ended on May 8, 2007. On May 9, 2007, the Government announced that had obtained approximately 86.2% of the equity stake of CANTV’s and approximately 92.9% of the equity stake of Electricidad de Caracas. On April 25, 2007, 10 of 13 foreign oil companies with operations in the Orinoco Oil Belt signed a Memorandum of Understanding related to the nationalization process. On May 1, 2007, the Government took operating control of all 32 of the Strategic Associations operating in the Orinoco Oil Belt.

The elements of the constitutional reform are still unknown, President Chávez has announced that the debate on the content of the reform and its subsequent approval and enactment are postponed to 2008; nevertheless, it is expected that as soon as the Presidential Commission appointed to review the constitutional reform concludes its work and submits the report to the President, he will then submit his proposal to the Venezuelan National Assembly (the “National Assembly”) and start a public debate on the contents of the reform, which should finally be approved by the citizens via referendum.

We are affected by changes in the legal framework in Venezuela.

Since 1999, the legal framework has been adjusted in key areas to support the state interventionist model and its orientation towards welfare and concentration of political control.

Since 2001, the Government has approved several laws, reforms and initiatives in the following areas:

•	Oil: Hydrocarbons 2001 Law and 2006 Reform

•	General economy: Lands and Agricultural Reform Law, Illicit Foreign Exchange Transactions Law, Central Bank Law Reform, Creation of FONDEN and Monetary Conversion Law

•	Taxes: Municipal Public Power Law, Zero Evasion Plan and Value Added Tax Law Reform

•	Civil rights: Media Content Law and Criminal Code

•	Labor: Amendment to the Law of Prevention, Conditions and Work Environment

The Hydrocarbons Law of 2001 reduced the income tax rate for oil exploration and production activities from 67.5% to 50% and to 34% for downstream activities. It increased the extraction royalty rate from 16.7% to 30%, which is deductible for income tax purposes. In special circumstances, the Government may decrease this royalty to 20% for heavy crude oil.

A series of revisions to the ownership structure and tax regime of private oil companies operating in Venezuela began in October 2004. In May 2006, the National Assembly approved the Organic Law on Hydrocarbons Reform, which codifies rules to facilitate the organization and operation of oil joint ventures and increase the oil tax burden on companies operating in Venezuela. Royalties and tax regimes affecting foreign oil and mining companies have been revised in order to maximize fiscal revenue from natural resources on the grounds that oil prices are much higher than when the original deals were signed and technology has improved considerably.

In December 2004, the Government enacted the Media Content Law which sets broadcasting guidelines for television and radio stations in Venezuela and establishes social responsibilities among television and radio service providers, announcers, independent producers and users. Among other matters, the Content-Media Law requires television and radio stations to broadcast certain types of programming during defined hours of the day, based on the Government’s defined ratings assigned to the type of programming. These ratings consider the levels of violence, sex, profanity and certain types of socially unacceptable behavior contained in the programming. The Content-Media Law also requires that television and radio stations allow the Government to broadcast messages through their facilities free of charge, subject to certain time limits. Television and radio stations that fail to comply with the provisions of the Content-Media Law may be sanctioned. Possible sanctions include closure of operations for up to 72 hours, the revocation of slots for cultural and educational programs, fines which may range between 0.1% and 0.5% of prior years’ gross revenues, and the termination of a station’s broadcasting license.

In January 2005, the Government reinforced the application of the Lands and Agricultural Reform Law, which aims to reassign arable lands according to their most productive use, reverse inequities in land distribution and achieve agricultural self-sufficiency. According to the law, public and private land deemed to be illegally held, unproductive or idle is to be redistributed. If ownership cannot be demonstrated, the land can be expropriated without Government compensation. If ownership can be proven, but the land is deemed unproductive or idle, it can be expropriated with compensation at market value. The Government has begun certain proceedings against some landowners with respect to the transfer of ownership.

In March 2005, the Government enacted reforms to the Venezuelan Criminal Code that incorporated new crimes, revised the penalties for certain crimes and consolidated certain special penal laws into the Venezuelan Criminal Code. Included in the reforms were amendments that increased the severity of criminal penalties for statements that disparage public officials and expanded the list of public officials protected by such provisions.

On June 8, 2005, the Government approved the Municipal Public Power Law that established the taxes attributable to each municipality and also provided, among other things, that telecommunications activities would be subject to a maximum of 1% tax on gross revenues effective January 1, 2006. The Municipal Public Power Law requires the payment of additional taxes from telecommunications companies in different municipalities. The Company has presented and paid the estimated tax returns and dues required by each municipality and signed agreements with some municipalities to determine the applicable taxable base for each telecommunications service; it is currently negotiating with the remaining municipalities.

In July 2005, the Central Bank Law was reformed in order to transfer those foreign reserves deemed to be “excess” by the Government from the Central Bank of Venezuela to a national development fund called Fondo de Desarrollo Nacional (“FONDEN”) (the National Development Fund). The reform also alters the way PDVSA must sell its foreign reserves from oil exports to the Central Bank of Venezuela. Previously, PDVSA was required to sell all its dollar revenues to the Central Bank of Venezuela (with the exception of dollars needed for payments to foreign suppliers and creditors). Under the new legislation, PDVSA is only obliged to sell sufficient foreign exchange to the Central Bank of Venezuela to cover tax payments to the Government and local operating and investment expenses in local currency (as before, it can retain foreign currency for payments to overseas suppliers and creditors). Any residual earnings remaining after meeting all these payments will now go directly to FONDEN. At December 2005, the FONDEN held a U.S.$8.6 billion surplus, U.S.$6.0 billion from reserves in the Central Bank of Venezuela and U.S.$2.6 billion from PDVSA’s dollar revenues. In February 2006, President Chávez announced that a further U.S.$4.0 billion of the Central Bank of Venezuela’s foreign exchange reserves would be transferred to FONDEN. Since its inception, 35% of FONDEN’s resources have been spent on investment projects and debt amortization. Most of the resources are committed to the sectors of energy, infrastructure, basic industries, mining and agriculture; the remainder are committed to healthcare, housing, defense and other expenditures.

On July 26, 2005, the Amendment to the Law of Prevention, Conditions and Work Environment was enacted with the purpose of establishing the institutions, rules and guidelines of the policies and the entities which will guarantee the safety, health and well-being of workers, conditions for the promotion of a safe and

xiii

healthy work environment, the prevention of work accidents and occupational diseases, as well as regulating the rights and duties of workers and employers. This Law establishes fines between 25 and 100 tax units (Bs. 37,632 per tax unit as of May 18, 2007) depending on the violation and provides for the incarceration of employers or their representatives from eight to 10 years in case of the death of a worker as a result of violation of regulations related to safety and healthy working conditions.

In September 2005, the Illicit Foreign Exchange Transactions Law was enacted, establishing as illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of U.S.$10,000 annually in the parallel foreign exchange market. The import and export of foreign currency in amounts greater than U.S.$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transactions to the Central Bank of Venezuela. Operations using ADSs as well as Government dollar-denominated bonds issued in local currency are not subject to regulation. Violators will be subject to fines equal to two to three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

The Government has also emphasized compliance with tax laws by implementing Plan Evasión Cero (“Zero Evasion Plan”), a pro-active tax collection plan to review companies’ compliance with tax payments and formal obligations related to income tax and value-added tax. Under these reviews there has been an increasing number of companies have been subject to temporary business closures. From November 1, 2005 to November 3, 2005, the Company’s administrative and commercial offices remained closed as a result of sanctions imposed by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the National Integrated Service of Customs and Taxes). Since December 2003, SENIAT has imposed similar sanctions on other companies, including an affiliate of the State-owned PDVSA, and the two other main telecommunications operators in Venezuela. These closures were related to the lack of compliance with certain formal obligations stipulated in the Value Added Tax Law.

On February 1, 2007, the National Assembly sanctioned the “Enabling” Law and President Chávez promulgated it. The “Enabling” Law came into effect for a period of 18 months; granting the President special powers to legislate in many areas such as transformation of State institutions; popular participation; values for the correct exercise of public service; economic, social, financial and tax systems; social and judicial security; science and technology; political administrative division of the country; national security and defense; infrastructure; transport and services (among them telecommunications); and energy.

On March 6, 2007, as published in the Official Gazette of Venezuela No. 38.638, the Government, by Presidential Decree with Status of Law, enacted the Monetary Conversion Law. This Law will change the Venezuelan official currency to “Bolívar Fuerte” (“Bs.F.”), which is equivalent to current Bs. 1,000.00. Beginning October 1, 2007, and until the Central Bank of Venezuela orders otherwise, all instruments used to offer goods and services will contain, as reference, both the amount prior to the conversion and the amount resulting from the conversion. Financial statements, prices, salaries and, in general, any operation or reference expressed in local currency will be expressed based on the new currency. The Government and the Central Bank of Venezuela have declared that the purpose of this Law is achieving economic growth without inflation strengthening the national currency and thereby restoring its purchasing capacity.

We are affected by the Government’s business and economic policies.

Through its economic policies, the Government has historically exercised significant influence over the Venezuelan economy. In 1983 and 1994 exchange controls were imposed; in 2003 exchange and price controls were again implemented followed by interest rate regulation in 2005. Government actions concerning the economy are likely to continue to have an important effect on:

•	the ability of domestic and international businesses to obtain foreign currency to pay for imported goods, debt service, and dividend conversion under the Government’s exchange controls regime;

•	Venezuela’s ability to continue to attract foreign investment to the private sector;

•	the financial condition and results of operations of companies operating in Venezuela;

•	the ability of Venezuelan companies to adjust prices and make capital expenditures; and

•	the market prices, liquidity and return on securities carrying Venezuelan risk, such as CANTV’s ADSs and the Class D shares.

The Venezuelan economy is highly dependent on oil revenues.

Venezuela, a founding member of the Organization of Petroleum Exporting Countries (“OPEC”), is the world’s ninth-largest oil exporter and has 7% of proven oil reserves in the world (according to OPEC statistics). Venezuela is heavily dependent on oil revenues and oil will continue to be the country’s main source of export and fiscal revenues for the foreseeable future. In the past few years, political instability has had serious effects on the performance of the Venezuelan economy, affecting mainly investment levels and economic growth. The public finances’ strong dependency on the volatile oil market has traditionally led to sharp fluctuations in the fiscal accounts and unstable Gross Domestic Product (“GDP”) growth, with negative consequences for price and exchange rate stability. High oil prices have increased the disincentives to undertake structural reforms, and facilitated the Government’s avowed policy goal of expanding the state centered economic model. As such, the health of the external and fiscal balances, and perceptions of the country’s creditworthiness, will continue to depend crucially on movements in the oil price.

From 2002 through 2006, the oil sector accounted for an average of approximately:

•	17% of total GDP;

•	84% of total exports; and

•	48% of total Government revenues.

Venezuela has experienced adverse economic conditions.

Venezuela has historically experienced uneven periods of economic growth. The general strike that began on December 2, 2002 and ended on February 3, 2003 had a serious adverse effect on the Venezuelan economy during 2002 and 2003 (GDP growth declined 8.9% and 7.8%, respectively). The oil industry work stoppage reduced PDVSA’s ability to make royalty and tax payments to the Government. The drop in income severely affected the Government’s public finances, payments to public sector suppliers, fund transfers to the states and municipalities and infrastructure investment. The Government reduced its 2003 budget and implemented exchange and price controls. These adverse effects were later mitigated during 2003 by higher oil prices, which permitted a more expansive fiscal policy. The Company and the rest of the communications sector were affected by falling consumption and political uncertainty and the industry posted negative growth of 5.0% in 2003. The Company’s investment plans were reduced as a result of the new foreign exchange control system, introduction of price controls, and decline in average real tariffs.

Economic activity recovered in 2004, as real GDP registered a 18.3% growth, with the oil sector expanding at 13.7% and the non-oil sector growing at 16.1%. This expansion was, in part, due to the rebound from a low base in 2002 and 2003 as well as increasing domestic public and private demand. While the 2004 economic growth did offset the cumulative 15.8% contraction of 2002 and 2003, it was unable to exceed the output level of 2001.

In 2005 and 2006 the economy benefited from high oil prices in the international market Public expenditure rose to record highs. GDP growth was 10.3% for 2005 as well as for 2006. This increased the purchasing power and consumption of the lower income groups who are the principal beneficiaries of the Government’s programs.

High inflation rates in Venezuela may decrease demand for our services while increasing our costs.

Venezuela has historically experienced high levels of inflation, although the rates have been lower in recent years. In February 2003 the Government introduced price controls for a group of goods and services account for over 50% of the basket used to compile the CPI. Inflation declined until mid-2006. Strong domestic demand generated by the expansive fiscal policy, the decline in spare capacity, the abundant liquidity stemming from exchange controls, and above-inflation wage increases exerted upward pressure on prices. However, there were countervailing forces such as price controls, subsidized basic goods offered through the state network of food distribution centers, and ample provision of U.S. dollars for imports at the official Bolivar Exchange Rate. The general rate of inflation as measured by the CPI was 27.1%, 19.2%, 14.4% and 17.0% for the years 2003 to 2006, and as measured by the WPI, 48.9%, 22.4%, 14.2% and 15.9% for the years 2003 to 2006. Consumer and wholesale price indices increased in 2006 and are expected to remain at comparable levels in 2007.

President Chávez has established a series of measures to curb inflation, among which are reduction of the value-added tax rate, stronger enforcement of price controls, slower monetary expansion and dollar-denominated bond issues placed in the local market and tradeable in international markets that stabilized the swap market rate.

High inflation rates can adversely affect our business and results of operations by adversely affecting consumer purchasing power and consumer demand for our services, and, to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

Price controls and lack of adjustments to our fixed line tariffs to take into account increases in inflation adversely impact our results of operations.

We have not been authorized to adjust tariffs on fixed local and long distance telephone services since April 27, 2003. At that time, only the following services received authorizations for increases: (i) rates for non-residential basic services, which increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions, etc.), (ii) the application of a “Charge per call established” for non-residential customers and (iii) rates for basic public telephony, which increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and the Comisión Nacional de Telecomunicaciones (“CONATEL”) (the Venezuelan National Telecommunications Commission), which were up to a maximum of 2% in July 2003 and 2% in October 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003. Non-residential tariffs have also remained unchanged since January 2004 due to the absence of regulatory approvals. On August 4, 2004, the fixed to mobile tariffs were increased 7.4% for residential and for non-residential customers and 6.3% for public telephony.

The price control framework limits the ability of the Company to raise its prices for some services in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices for all its services in response to market conditions, its financial condition and results of operations could be adversely affected. Also, as in the past, delays in the price control regime may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made, and in periods of increasing inflation CANTV’s rate increases may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed-upon projected exchange rates, the devaluation of the bolivar, together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control regime remains in effect, could also result in an adverse effect on the Company’s financial condition and results of operations.

Depreciation of the bolivar and the implementation of exchange controls could have an adverse effect on our financial condition.

Venezuela has historically experienced currency fluctuations, devaluation and depreciation of the bolivar and, from time to time, has implemented foreign currency exchange controls. On June 27, 1994, the Government established certain foreign currency exchange controls and soon thereafter fixed the official bolivar/U.S. dollar exchange rate. These controls, together with the then prevailing economic conditions in Venezuela, caused the Company to seek to restructure its debt obligations in 1995. In order to avoid significant fluctuations in the exchange rate, the Central Bank of Venezuela imposed a policy in 1996 to maintain the exchange rate between 7.5% above and 7.5% below its reference rate. The sustained deterioration of Government revenue streams, as well as increasing political and legal instability, resulted in capital flight and the erosion of foreign reserves in late 2001. On February 12, 2002, the Government decided to allow the bolivar to float freely. The currency was devalued by approximately 85.1% during 2002. Reacting to the rapid decline of the bolivar, the Government suspended the trading of foreign currency on January 21, 2003 for five business days and established controls on foreign currency exchange on February 5, 2003. Initial rules governing foreign currency trading were approved by the Government to provide for an exchange control regime in Venezuela based on a single mandatory system. A series of Exchange Agreements between the Government and the Central Bank of Venezuela established a system for the administration of foreign exchange. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150.00 per U.S. dollar sold by the Central Bank of Venezuela.

The new rules restrict the access of companies and individuals to foreign exchange. As of May 18, 2007, foreign exchange controls have not been lifted and foreign currency transactions remain subject to approval by CADIVI. The Central Bank of Venezuela may change the official exchange rate. Dividend payments and foreign transfers of income from capital and interest, individuals and corporations must be registered with the Superintendencia de Inversiones Extranjeras (“SIEX”) (Foreign Investment Superintendency). For dividend payment purposes, American Depositary Receipt (“ADR”) programs must be registered with the CNV and must apply to CADIVI for authorization to purchase foreign currency. See Item 10. “Additional Information—Exchange Controls.”

In July 2003, the Government announced the issuance of Venezuelan National Public Debt Bonds denominated in U.S. dollars payable in bolivars at the official exchange rate of Bs. 1,600 per U.S. dollar. These bonds could be traded in foreign markets allowing investors to sell the bonds at a discount in exchange for U.S. dollars. In order to guarantee access to foreign currency for essential goods and services and debt payments (if CADIVI failed to approve the timely acquisition of foreign currency), the Company placed bids to acquire up to U.S.$80 million of these bonds, of which the Government allocated U.S.$74.2 million (Bs. 118.6 billion in nominal bolivars). In September 2003, these bonds were sold at market value with a discount rate of 31%.

In November 2006, the Government announced the issuance of a U.S.$1 billion public bond, called “Bono del Sur”, that was comprised of two Venezuelan bonds and an Argentinean bond, denominated in U.S. dollars to be acquired in bolivars at the official exchange rate of Bs. 2,150 per U.S. dollar. Two of the three bonds could be traded in foreign markets, allowing investors to sell them at a discounted rate and in exchange for U.S. dollars.

In March 2007, the Government announced the issuance of another public bond of U.S.$1.5 billion called “Bono del Sur II”, and PDVSA launched a U.S.$7.5 billion bond, both denominated in U.S. dollars payable in bolivars at the official exchange rate of Bs. 2,150 per U.S. dollar.

Substantially all of the Company’s revenues are denominated in bolivars while a substantial portion of its capital expenditures have been and are expected to continue to be denominated in U.S. dollars. The Company is currently making appropriate applications for foreign currency to CADIVI and, based on its experience since the implementation of the exchange controls regime, expects to be in a position to meet its U.S. dollar-denominated obligations. However, there is no assurance that the Company will be able to obtain the required approvals from CADIVI to secure sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

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

Cash dividends and other cash distributions, if any, with respect to the Class D shares underlying the ADSs will be paid by the Company in bolivars, whereas distributions made by the Depositary with respect to such dividends and other distributions generally will be paid in U.S. dollars to holders of ADSs outside Venezuela as long as CADIVI continues to approve the conversion of dividends paid in bolivars into U.S. dollars to ADS holders. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary pursuant to the Deposit Agreement to ADS holders would be adversely affected if a reduction in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment were to occur. The distribution of dividend payments in U.S. dollars by the Depositary to ADS holders is currently subject to approval by CADIVI under the current exchange control regime.

The imposition of restrictions on foreign ownership of equity securities of Venezuelan companies could have an adverse effect on the market price and liquidity of our securities.

The Government has in the past imposed restrictions on foreign ownership of Venezuelan equity securities, and continues to limit foreign investment in certain sectors of the economy, including the energy sector, television and radio stations, Spanish language newspapers, and professional services regulated by specific national laws, such as accounting and medical services. Currently there are no restrictions on foreign ownership of the Company’s equity securities. Although foreign investment restrictions were liberalized in January 1990, there can be no assurance that any such restrictions will not be imposed again. The imposition of any such restrictions could have an adverse effect on the market price and liquidity of the ADSs and the Class D shares.

We are subject to different corporate disclosure and governance standards.

The securities laws of Venezuela, which govern publicly traded companies such as the Company, differ from those in the U.S. in certain important respects. Publicly available information about issuers of securities listed on Venezuelan stock exchanges provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. Although the Company is currently subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required for foreign issuers under the Exchange Act is more limited than the periodic disclosure required for U.S. issuers and, in any event, the Company may cease to be subject to periodic disclosure under the Exchange Act in the future. See also Item 6. “Directors, Senior Management and Employees—Board Practices—Differences in Corporate Governance from the New York Stock Exchange Listing Standards,” for a discussion of the important differences in corporate practices between those followed by CANTV and those required for U.S. domestic listed companies. In addition, the Venezuelan securities market is not as highly regulated and supervised as the U.S. securities market. Minority shareholders of the Company may also have fewer and less well-defined rights under Venezuelan law and CANTV’s Estatutos (by-laws) than they might have as minority shareholders of a corporation incorporated in the U.S. See Item 10. “Additional Information—Memorandum and Articles of Association.”

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

Civil liabilities predicated under U.S. federal securities laws may not be enforceable in Venezuelan courts.

CANTV is a “compañía anónima” organized under the laws of Venezuela. A majority of CANTV’s directors and officers and certain experts named herein reside outside the U.S. (principally in Venezuela). All or a substantial portion of the assets of such persons or CANTV are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or CANTV or to enforce against them in federal or state courts in U.S. judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. CANTV has been advised by its Venezuelan counsel that there is uncertainty as to the enforceability, in original actions in Venezuelan courts, of liabilities predicated solely under U.S. federal securities laws and as to the enforceability in Venezuelan courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Risk Factors Relating to the Company

We face uncertainty regarding our future profitability following the consummation of the Offers by the Government.

On April 8, 2007, the Government announced a Tender Offer on Schedule TO related to the Offers in the U.S. and Venezuela to purchase any and all of the issued and outstanding shares, and all shares underlying the ADSs, that are not owned by the Government. The U.S. Offer was for any and all outstanding ADSs and the Venezuelan Offer was for any and all outstanding shares. The purchase price to be paid in the U.S. Offer was U.S.$14.84791 per ADS (each of which represents seven Class D shares). The purchase price to be paid in the Venezuelan Offer was the bolivar equivalent (based on the Bolivar Exchange Rate as of the settlement date of the Offers) of U.S.$2.12113 per share (equivalent to Bs. 4,560.43 per share calculated at the Bolivar Exchange Rate in effect as of the day of the Offer of Bs. 2,150 per U.S.$1.00). In each case, the purchase price is to be paid net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by the Company with a record date that is fixed as of a date prior to, in the case of the U.S. Offer, the Government’s acceptance for payment of ADSs tendered into such Offer and, in the case of the Venezuelan Offer, the settlement date for such Offer. The Offers expired on May 8, 2007.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE.

According to the U.S. Offer, the Government expects that under the Company’s new management, the Company’s telecommunications and information technologies will be strategically positioned as human rights and developmental tools. In this sense, the Company will be positioned to promote the development of telecommunications services, taking advantage of new technologies, especially wireless technologies, and to deliver services to underserved sectors of the Venezuelan population. According to the Government, a State- controlled CANTV will give priority to socially inclusive activity with strong social impact through the use of communications and information technologies, interpreting the Communications and Information Technologies (“CIT”) as a human right and a facilitator of development. Accordingly, the Schedule TO indicated that it intends to cause the Company to: (i) serve as an instrument for development that covers the entire country, focused on social inclusion and territorial integration and not exclusively on economic profitability (social profitability over economic profitability); (ii) take advantage of the efficiencies of its new strategic and operating model to bring benefits to the users of greatest social interest and need; and (iii) bridge the gaps in, and improve progressively, coverage for fixed and mobile telephone, data networks and internet, broadband and advanced services.

Additionally, CANTV, as a State-owned and controlled company of Venezuela, will receive strategic guidelines from the Government to guarantee that its strategic plans are aligned with and support the development plans of the nation.

The Government intends, among other objectives, to:

•	Promote access for all citizens to the services and benefits of CITs

•	Recognize the services of CITs as a human right

•	Set up the State-controlled CANTV as a shared services center for institutions and companies of the Government

•

Promote the development of telecommunications infrastructure in the center, south, and west of the country, in coordination with other Venezuelan entities and companies that posses telecommunications infrastructure

•	Participate as executing entity in the development of regional integration projects and investments in other countries

•

Contribute to the formation of a technological ecosystem that drives the country toward greater stages of technological independence. At a local level, the Company will endeavor to incorporate the needs of the organized communities in the planning and execution of projects of the new CANTV, by working with community councils and CITs technical committees, among others.

There is no assurance that following the consummation of the Offers the Company’s business, financial condition and results of operation will not be adversely affected by the implementation of the stated plans of the Government for the Company. Accordingly, we are not able to confirm whether in the future we will continue our dividend policy, or that our financial condition and results of operation will not adversely affected as a result of the foregoing changes to our business prospects.

We have experienced some difficulties in the past with respect to our compliance with the Concession and the Telecommunications Law and regulations applicable to the Company.

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

As the established operator, CANTV is also subject to more demanding interconnection requirements, and may be subject to greater universal service obligations. There is no assurance that the disparity in treatment will be reduced or that it will not worsen and have a negative effect on the ability of CANTV to compete with new market entrants. Inasmuch as CANTV continues to have its tariffs subject to regulation while new market entrants are free to set rates, it may also experience decreases to its profit margin as a result of the opening of the telecommunications services market to competition. The extent of any decrease in profit margins will depend, in part, on the number of new market entrants that compete with CANTV for the more lucrative long distance services while CANTV retains the larger share of the less profitable local services market that continues to be subject to price regulation. Since the opening of the market, most of the new entrants have charged lower rates for basic services than CANTV. In the event that CANTV is unable to raise the rates it charges for local services without offsetting increases in call volume to compensate for losses in long distance service revenues, CANTV may experience an adverse effect to its financial condition and results of operations.

The Company is also subject to certain quality service standards pursuant to the Telecommunications Regulations. See Item 4. “Information on the Company—Regulatory Framework—Regulation and the Concession—Network Expansion, Modernization and Regulation for Quality Service.”

We have experienced delays in receiving payments from Government entities.

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, “Government entities”). In 2005 and 2006, Government entities generated approximately 8% of the Company’s revenues in both years.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of this budget process, a number of Government entities have not paid the Company on a timely basis for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. This budget process applies to both centralized and decentralized Government entities, in which centralized entities signed agreements for payments supporting the budget while most decentralized entities’ payments are not supported by agreements but instead depend on other administrative processes. As a result, the loss in value attributable to inflation and unpaid interest related to overdue amounts owed and not paid to CANTV by Government entities is significantly greater than the amounts reflected as the net book value of such overdue amounts currently outstanding.

As a result of the effects of inflation and devaluation, the present value of amounts owed by Government entities to the Company has been reduced substantially. The Company has recorded adjustments reducing revenues by Bs. 11.6 billion and Bs. 9.9 billion for 2006 and 2005, respectively, which have reduced the present value of the accounts receivable from Government entities, due to the projected delay in payments, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. See Note 12 to the Audited Consolidated Financial Statements.

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

We may experience delays in collecting accounts receivable.

As of December 31, 2006, the average number of days that receivables remained outstanding was approximately 39 for wireline telecommunications customers except Government entities, for which the average was approximately 162. The average number of days that receivables remained outstanding for wireless telecommunications was 41 for private customers and 192 for Government entities. The Company temporarily disconnected approximately 2.5 million wireline customers during 2005 due to lack of payment who were subsequently reconnected after payment of their overdue amounts. The Company applies a reconnection fee, which varies depending on the type of customer. The Company also charges interest at a rate of 12% per annum on overdue amounts from non-Government customers. There can be no assurance that the Company will not continue to experience significant delays in collecting receivables, that a significant number of customers will not be disconnected for failure to pay for services and that such factors might not have an adverse impact on the Company.

We face significant competition.

Pursuant to the Concession, the Company was the sole provider of switched, fixed local, domestic and international long distance telephone services throughout Venezuela until November 27, 2000. Beginning on November 27, 2000, however, the Concession allowed for direct competition for these services. In addition, the Concession permitted the Government to grant concessions for basic telephone services to third parties prior to October 2000 in certain rural areas not served by CANTV.

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

On November 5, 2004, the Board of Directors approved a letter of intent with TIM International for the acquisition of 100% of Digitel at a total value of U.S.$450 million. On November 21, 2004, CANTV signed a purchase agreement with TIM International for this transaction, subject to regulatory and other governmental approvals and compliance with other customary conditions to closing. As required by the Venezuelan Telecommunications Law (the “Telecommunications Law”), such a transaction must be approved by CONATEL. On January 13, 2005, CANTV duly submitted a request for approval to CONATEL. On January 27, 2005, CONATEL requested the Superintendencia para la Promoción y Protección de la Libre Competencia (“Pro-Competencia”) (Superintendency of Promotion and Protection of Free Competition) for its opinion of the transaction. On May 5, 2005, CONATEL, based on Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel. On May 25, 2005, the purchase agreement was terminated pursuant to its terms.

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

Digitel provides digital fixed wireless and cellular services and both have expanded their services into larger population areas, where they compete directly with services provided by Movilnet and indirectly with services provided by CANTV.

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

As of April 30, 2007, the Venezuelan telecommunications market is composed of fixed local telephone and public telephony service providers, such as CANTV, Movistar, Digitel, Veninfotel Comunicaciones Vitcom, C.A. (“Veninfotel”) and Corporación Telemic, C.A. (“Intercable”); domestic long distance service providers, such as CANTV, Movistar, Digitel, Veninfotel, Telecomunicaciones NGTV, S.A. (“New Global Telecom”), Entel Venezuela, C.A. (“Entel”), Multiphone Venezuela, C.A. (“Multiphone”) and Totalcom Venezuela C.A. (“Totalcom”); international long distance service providers, such as CANTV, Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone, LD Telecom Comunicaciones C.A. (“LD Telecom”), Convergia Venezuela, S.A. (“Convergia”) and Corporación Intercall, C.A. (“Intercall”); wireless service providers, such as Movilnet, Movistar, and Digitel; data transmission service providers, such as CANTV, Movistar, New Global Telecom, Totalcom, Telecomunicaciones Impsat, S.A. (“Impsat”), Comsat Venezuela, C.A. (“Comsat”), Telecomunicaciones Bantel, C.A. (“Bantel”), NetUno, C.A. (“NetUno”), Procesamiento Electrónico de Datos, S.A. (“Procedatos”), Satélites y Telecomunicaciones, C.A. (“Satelca”), Genesis Telecom, C.A. (“Genesis Telecom”), Equant Venezuela, S.A. (“Equant”) and Charter Communications International de Venezuela C.A. (“Charter International”); Internet service providers, such as CANTV.Net, C.A. (“CANTV.Net”), Movistar, Etheron Servicios, C.A. (“Etheron”), Genesis Telecom, New Global Telecom, Totalcom, NetUno, Procedatos, Impsat, Equant, Comsat, Charter International, Intercable, SuperCable ALK Internacional, S.A. (“SuperCable”), Centro Nacional de Tecnologías de Información (“CNTI”), IFX Networks Venezuela S.R.L. (“IFX Networks”), Dayco Telecom, C.A. (“Daycohost”) and Viptel Communications, C.A. (“Viptel”); paging operators, such as Telemensajes Metropolitanos, C.A. (“Telemensajes Metropolitanos”) and TeleKontacto, C.A. (“TeleKontacto”); trunking service providers, such as Movistar, Procedatos, Satelca, Americatel Sistemas de Comunicación, C.A. (“Americatel”), Radio Móvil Digital Venezuela, C.A. (“Radio Móvil Digital”), Comunicaciones Móviles EDC, C.A. (“Conmóvil”) and Evcon Telecomunicaciones, C.A. (“Evcon”); and cable TV operators, such as SuperCable, NetUno, Intercable, Sistemas Cablevisión, C.A. (“Cablevisión”) and Galaxy Entertainment de Venezuela, C.A. (“DirecTV”) via satellite transmission.

These telecommunications service providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers.

At the end of 2004, the Government founded CVG Telecomunicaciones, C.A. (“CVG Telecom”) to provide data transmission and other services through fiber-optic and Internet Protocol platforms to the north-central area and the Guayana region located in the south-east. CVG Telecom has obtained administrative licenses to provide Internet services nationwide and basic fixed telephony services in four regions of the country.

We employ a largely unionized labor force and could be subject to an organized labor action.

The Company has unionized and non-unionized employees. The Company’s unionized employees are members of 28 separate labor unions which deal with CANTV either directly or through the Federación de Trabajadores de Telecomunicaciones de Venezuela (“FETRATEL”) (Federation of Telecommunications Workers of Venezuela). Approximately 3,282 employees were members of a labor union, representing approximately 34.7% of the Company’s 9,468 employees and approximately 54.5% of CANTV’s 6,022 employees as of December 31, 2006. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to work under the terms of the expired contracts during negotiations. However, the Company has experienced strikes from time to time. The most recent work strike (other than the national strike that affected all of Venezuela in December 2002 and early 2003), which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement.

On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. This agreement was due to expire in June 2004 but remained in force pursuant to the Labor Law which allows up to three years for expiration until a new labor agreement is reached.

In February 2004 FETRATEL presented a proposal to the Ministerio del Poder Popular para el Trabajo y Seguridad Social (the “Ministry of the Popular Power for Labor and Social Security”) to negotiate a new contract to replace the June 2002 agreement. CANTV presented a proposal to FETRATEL to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, pursuant to the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the execution of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension, aggravating relations among the unions’ leaders. The extension expired on August 30, 2005 once the 2005-2007 labor agreement was finalized upon its filing with the Ministry of the Popular Power for Labor and Social Security, effective retroactively from June 18, 2005.

The economic impact of the 2002-2004 and 2005-2007 labor agreements on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 32.0%, 28.8% and 22.0% for 2004, 2005 and 2006, respectively.

In September 2004, the Sala de Casación Social del Tribunal Supremo de Justicia (the “Social Chamber of the Supreme Court”) issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Sala Constitucional del Tribunal Supremo de Justicia (the “Constitutional Chamber of the Supreme Court”) allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de CANTV de Caracas (“AJUPTEL-Caracas”) (the Caracas Association of Retirees and Pensioners of CANTV) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment was administered by a lower court, known as the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas (the “Execution Court”) (Fifth Court of First Instance of Substantiation, Mediation

and Execution of the Metropolitan Area of Caracas), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries.

On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court appointed two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon the written request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage effective from and retroactive to February 1, 2007. In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that, beginning September 1, 2006, CANTV must adjust all retirees’ pensions that were lower than the official minimum urban wage to the new official minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the official minimum urban wage.

On December 13, 2006, the two new independent experts delivered their final determination of the actual amounts due and payments to retirees to the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the official minimum urban wage pursuant to the Execution Court’s decision. However, CANTV appealed the decision, expressing disagreement with the experts’ methodology and benefits calculation, mainly in those cases in which pension adjustments for retirees earning less than the official minimum urban wage would result in payments in excess of the official minimum urban wage. For the years ended December 31, 2004, 2005 and 2006, the Company recorded provisions of Bs. 44.4 billion, Bs. 694.6 billion and Bs. 23.0 billion, respectively, to cover this additional obligation. In 2006, CANTV created a trust funded with Bs. 153.9 billion in order to cover the retroactive obligation as a result of the Supreme Court ruling of which Bs. 94.1 billion has been paid through March 31, 2007. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

On April 16, 2007, the Juzgado Segundo Superior del Trabajo del Área Metropolitana de Caracas (the “Second Superior Labor Court of the Metropolitan Area of Caracas”) announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court. See Item 8. “Financial Information—Other Financial Information—Subsequent events.”

Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company. See Item 6. “Directors, Senior Management and Employees—Employees.”

There may be a lack of liquidity in the market for Class D shares.

The Venezuelan securities market is substantially smaller, less liquid and more volatile than the securities market in the U.S. and certain other countries. At April 30, 2007, the aggregate market capitalization of the 17 largest Venezuelan companies listed on the Caracas Stock Exchange was Bs. 15,968.0 billion (U.S.$7,427 million), of which the Company comprised Bs. 1,719.7 billion (U.S.$800 million).

A disproportionately large percentage of the market capitalization and trading value of the Venezuelan securities market is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons. The Company’s market capitalization at April 30, 2007, represented 10.8% of total market capitalization of the companies listed on the Caracas Stock Exchange, compared to 25.3% in May 2006.

The Caracas Stock Exchange has in the past experienced substantial fluctuations in the market prices of listed securities. These and other market characteristics have in the past affected, and may in the future affect, the market price and liquidity of shares of Venezuelan companies, including the Class D shares, and may also affect the market prices and trading of the ADSs.

On May 11, 2005, a Venezuelan court ordered all traders on the Caracas Stock Exchange to halt foreign exchange arbitrage operations involving ADSs and secondary sales of dollar-denominated sovereign bonds, on the rationale that such transactions would permit local investors to legally circumvent Venezuela’s foreign exchange controls, since prior to this ruling investors were able to make arbitrage deals on the Caracas Stock Exchange involving local shares on the NYSE. Subsequently, on May 12, 2005, following an appeal by lawyers representing the CNV, the same court revoked its earlier court order, stating that Government lawmakers who had been preparing legislation to penalize currency offenses had indicated they would exclude such stock from sanctions. See Item 3. “Key Information—Exchange Rates.”

On April 4, 2006, the CNV suspended the trading of CANTV’s shares for 48 hours in response to the announcement of Verizon’s definitive agreement to sell its indirect 28.51% interest in CANTV to an entity jointly owned by Teléfonos de México S.A. de C.V. (“Telmex”) and América Móvil S.A. de C.V. (“América Móvil”), in order to ensure the markets’ transparency and avoid deviations and erratic fluctuations in the market prices of CANTV’s shares. This agreement was terminated after the announcement of President Chávez, on January 8, 2007, concerning proposed plans on the part of the Government to potentially convert the Company into a state-owned entity through a nationalization process. On January 8, 2007, the NYSE suspended the trading of CANTV’s shares for 48 hours after the sharp share price drop and high volume registered during the trading season. Two days later, on January 10, 2007, the CNV suspended the trading of CANTV’s shares for 24 hours for similar reasons.

On February 12, 2007, the Government announced that it had entered into a Memorandum of Understanding with Verizon and its indirect wholly-owned subsidiary, GTE Venholdings, to acquire Verizon’s equity stake in the Company. Verizon’s equity stake in the Company represents approximately 28.51% of the outstanding equity share capital of the Company as of February 28, 2007. As of February 28, 2007, the Government owned 51,900,000 Class B shares which represent approximately 6.59% of the outstanding equity share capital of the Company as of February 28, 2007. Pursuant to the Memorandum of Understanding, GTE Venholdings has agreed to tender into the Offers, and the Government has agreed to acquire in the Offers, any and all outstanding shares or ADSs owned by GTE Venholdings. Subsequently, on February 13, 2007, following this announcement the CNV suspended the trading of CANTV’s shares for 24 hours.

On March 30, 2007, the CNV suspended trading of CANTV’s shares in the Venezuelan market after receiving communication from the Ministerio del Poder Popular para las Telecomunicaciones e Informática (the “Ministry of the Popular Power for Telecommunications and Information Technology”) of the Government’s intention to commence a tender offer for the shares of CANTV. The suspension was for four business days until the CNV completed its review of the tender offer and approved the publication of the Venezuelan Offer on April 4, 2007.

On April 9, 2007, the Government commenced concurrent tender offers in Venezuela and the U.S. to acquire any and all of the issued and outstanding shares of capital stock of the Company and ADSs representing such shares. The Offers were subject to a number of conditions, including that a sufficient number of shares and ADSs were tendered such that the Government would own a majority of the outstanding shares of the Company upon closing of the Offers.

According to the U.S. Offer, the purchase of the ADSs and the shares pursuant to the Offers will reduce the number of ADSs and shares that might otherwise be traded publicly and depending upon the number of ADSs and shares purchased, could have an adverse effect on the liquidity and market value of the remaining ADSs and shares held by the public. Also, the Government expressed its current intention to allow the Company to maintain its listing on the Caracas Stock Exchange following consummation of the Offers.

The Offers in the U.S and Venezuelan to purchase for cash any and all outstanding ADS and common shares, respectively, expired at 5:00 p.m. New York City time and Caracas time, on Tuesday, May 8, 2007. The Government announced on May 16, 2007 that 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) were tendered in the U.S. Offer and not withdrawn, and 197,949,721 common shares were tendered in the Venezuelan Offer and not withdrawn. The tendered common shares and ADSs include all common shares and ADSs held by Verizon’s subsidiary, GTE Venholdings, and together with the 51,900,000 common shares held by the BANDES and the Ministry of the Popular Power for Infrastructure, represent an aggregate of 678,652,956 common shares, or approximately 86.2% of the outstanding common shares of CANTV. The totals reflected above will increase, as they do not include certain common shares tendered into the Venezuelan Offer that are still being counted. According to the Depositary, as of May 9, 2007, there were 66,107,637 ADSs outstanding.

The Government announced on May 16, 2007 that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

The Government announced on May 16, 2007, that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Exchange Act, and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the SEC if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Exchange Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

Forward-looking information is subject to risk and uncertainty.

Certain statements contained in this Form 20-F contain “forward-looking” information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties, including (i) the impact on the Company’s business that may result from the Government’s planned nationalization; (ii) the implications to the Company of the economic or political situation in Venezuela; (iii) the effects of the changes brought about by the new regulatory framework designed to open the telecommunications sector to competition; (iv) the effects of inflation and devaluation and the imposition of exchange and price controls; (v) the Company’s plans for expansion and modernization of its networks and the benefits to the Company that may result from the Company’s implementation of such plans; (vi) the Company’s plans to expand its service offerings; (vii) the effects of competition and the results the Company may obtain from the implementation of its business strategy; and (viii) the Company’s plans and ability to implement further tariff increases and rate rebalancing. Actual future results and trends may differ materially depending on a variety of factors discussed in this “Risk Factors” section and elsewhere in this Form 20-F, including, among others, the Company’s success in implementing its business plans, the nature and extent of future competition, changes in the Venezuelan and global economies, regulatory conditions and Venezuelan political and legal developments.

Item 4.	Information on the Company

Introduction

CANTV is the primary provider of fixed telecommunications services in Venezuela. The Company provides substantially all of its services within Venezuela and substantially all of its operating income is derived from Venezuelan-domiciled customers and from settlements with foreign carriers for calls completed in Venezuela. CANTV is the owner of the largest basic telecommunications network with nationwide coverage in Venezuela. Through this network, CANTV provides local, national and international wireline telephone services. In addition, the Company provides private networks, data, public telephony, rural telephony and telex services. Through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, Internet access and publication of telephone directories.

CANTV is a “compañía anónima” incorporated in Venezuela as Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010 (Telephone: +58 212 500 6800). CANTV’s Internet website address is http://www.cantv.com.ve. The information on CANTV’s website is not incorporated in this document.

The Company had operating revenues and net income of Bs. 6,797.7 billion and Bs. 1,130.4 billion, respectively, for the year ended December 31, 2006. As of December 31, 2006, the Company had over 3.9 million fixed access lines in service and over 7.9 million wireless subscribers.

The Company is subject to comprehensive regulation and supervision by the Government and CONATEL. See “—Regulatory Framework—Regulation and the Concession.”

History

CANTV operates a nationwide fixed-line network in Venezuela. CANTV’s principal subsidiaries are Movilnet, CANTV.Net and Caveguías. Movilnet was incorporated in Venezuela on March 24, 1992, and its business is to provide, manage and develop wireless telecommunications services. CANTV.Net was incorporated in Venezuela on January 26, 1994, and its business is to provide value-added services such as Internet access and data transmission. Caveguías was incorporated in Venezuela on November 12, 1975, and its business is to provide telephone directory information services.

In December 1991, VenWorld Telecom, C.A. (“VenWorld”), a company organized under the laws of Venezuela by a private consortium of companies and majority owned by an indirect wholly-owned subsidiary of Verizon, acquired operating control and initially 40% of the equity share capital of CANTV from the Government through the Fondo de Inversiones de Venezuela (“FIV”) (the Venezuelan Investment Fund), currently the Venezuelan Economic and Social Development Fund Bank for a purchase price of approximately U.S.$1,885 million. In late 1996, the Government sold 348,100,000 Class D shares representing 34.8% of the equity share capital of CANTV in an international equity offering (the “Initial Public Offering”).

The consortium of companies that originally formed VenWorld, directly or through subsidiaries, in addition to Verizon included Telefónica Internacional, S.A., a subsidiary of Telefónica, S.A. (“Telefónica”); Electricidad de Caracas, Venezuela’s largest private sector power generating and distribution company; Consorcio Inversionista Mercantil (“CIMA”), C.A., S.A.C.A., individually and as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A.; and AT&T International, Inc. (“AT&T”) (together with their successors, collectively referred to as the “Participants in the Consortium”). The Participants in the Consortium contributed broad operating experience and expertise to the operation of the Company and provided the Company with access to technology, research and product development and procurement. In addition, certain Participants in the Consortium entered into service agreements with the Company to provide technical, consulting and other assistance. See Item 7. “Major Shareholders and Related Party Transactions.” After January 1, 2001, the President of the Company and four directors that had been elected by VenWorld as holder of the Company’s Class A shares, together with one of the two directors that had been elected by the Government as holder of the Company’s Class B shares, are now elected by all holders of CANTV’s outstanding shares voting as a single class. See Item 6. “Directors, Senior Management and Employees.”

On February 25, 2002, the shareholders of VenWorld approved a plan of liquidation pursuant to which Class A shares were distributed to each of the VenWorld shareholders on March 4, 2002. As of March 31, 2007, Verizon held directly or through affiliates 28.51% of the Company and Telefónica held through affiliates approximately 6.91% of the Company.

Prior to privatization, the quality of services provided by the Company and its operating results were negatively affected by severe congestion in the domestic telephone network, which was largely attributable to outdated equipment, poor network design, poor equipment maintenance and inadequate management systems and controls. Pursuant to an expansion and modernization program, the Company has increased the percentage of digital access lines installed in its network to 89.7% as of December 31, 2006. All of the Company’s international and domestic long distance switches are digital. During 2006, the Company continued connecting several cities to newly built segments of a high capacity broadband fiber optic network, which offers the latest technology in fixed telecommunications networks with additional capacity for expansion in the future.

Since privatization, the Company has implemented a number of programs designed to augment productivity and improve customer service. As a result of productivity improvements, the Company has been able to reduce the number of its employees and improve its quality of service. As part of its customer service enhancements, the Company automated its customer service system, introduced detailed billing and a computerized payment system, increased the number of bilingual international and domestic operators, consolidated operator centers, modernized and increased the number of customer service centers, improved the quality of its fault-reporting system, increased the number of maintenance facilities and implemented an automated disconnection and reconnection system. In addition, the Company redesigned its employee training programs, emphasizing quality and efficient service in order to promote a customer-oriented service culture. The Company continuously seeks to enhance customer service through the introduction of innovative, value-added services.

On October 7, 2001, the Board of Directors called an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend and authorization to initiate a third share repurchase program for 15% of the Company’s outstanding shares (the “2001 Repurchase Program”). Thereafter, the CNV approved the 2001 Repurchase Program and ordered VenWorld, then a holder of 33.4% of the outstanding shares of the Company, to participate on a pro rata basis in the 2001 Repurchase Program to ensure that its proportional participation interest would not increase as a result of the share repurchase. Following the affirmative vote of CANTV shareholders approving the 2001 Repurchase Program on October 24, 2001, CANTV began a cash tender offer at U.S.$30 per ADS in the United States and Bs. 3,187 (U.S.$4.29) per Class D share of the Company in Venezuela.

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

At the same Extraordinary Shareholders’ Assembly, CANTV’s shareholders approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991, for grants of stock for eligible employees pursuant to the existing “Excellence Award” program and the creation of a new benefit plan called the “Value Fund,” which would include up to 5.5% of the capital stock of the Company. The increase to the Excellence Award program and the creation of the Value Fund would be effected through the purchase of Class C shares outstanding, enabling Class C shareholders to sell to the Company an aggregate number of Class C shares equal to the proportional amount accepted under, and at the same price as the price offered pursuant to, the 2001 Repurchase Program. In March 2002, the Company provided Bs. 4.2 billion in funds to increase the number of Class C shares of the Company held by the trust administering the Excellence Award program. The Value Fund has not yet been created.

On April 3, 2006, Telmex and América Móvil announced that through an equally-owned joint venture they had entered into an agreement with Verizon to acquire Verizon’s equity interest in CANTV, through its affiliates, for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represented U.S.$3.01 per ordinary CANTV share held by Verizon, through its affiliates (or US$21.10 per CANTV ADS held by Verizon, through its affiliates). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and ADSs owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture, which agreed to purchase Verizon’s stake, also agreed, subject to regulatory approvals, following the closing of the purchase of Verizon’s equity interest in CANTV, to make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the U.S. would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate effective on the date the tender offer would be launched. On June 30, 2006, October 2, 2006 and December 29, 2006, Verizon and the joint venture between Telmex and América Móvil announced extensions of the Stock Purchase Agreement. On February 8, 2007, Verizon and the joint venture between Telmex and América Móvil agreed to terminate the Agreement to acquire Verizon’s equity interest in CANTV, since the parties did not expect to obtain the required regulatory approvals to complete the transaction, due to the nationalization plan for CANTV announced by President Chávez on January 8, 2007.

On January 8, 2007, President Chávez announced Venezuela’s intention to nationalize certain strategic sectors of the Venezuelan economy, including the telecommunications sector in which the Company participates. On February 12, 2007, the Government entered into a Memorandum of Understanding with Verizon and its indirect wholly-owned subsidiary, GTE Venholdings, to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company, which represented approximately 28.51% of the outstanding equity share capital of the Company. The Memorandum of Understanding contemplates that the consideration to be paid to GTE Venholdings by the Government would be the equivalent of U.S.$2.55 per share held by Verizon, or U.S.$17.85 per ADS held by Verizon (each of which represents seven Class D shares) subject to downward adjustment to give effect to any dividend declared and paid by the Company with a record date after February 12, 2007 and prior to the closing of the Offers. Among other things, GTE Venholdings has also agreed in the Memorandum of Understanding not to vote as a shareholder of the Company to approve any action or transaction of the Company outside of the ordinary course of business. On April 8, 2007, the Government announced the Offers in the U.S. and Venezuela to purchase any and all of the issued and outstanding shares, and all shares underlying the ADSs, that are not owned by the Government.

The Offers in the U.S and Venezuelan to purchase for cash any and all outstanding ADS and common shares, respectively, expired at 5:00 p.m. New York City time and Caracas time, on Tuesday, May 8, 2007. The Government announced on May 16, 2007 that 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) were tendered in the U.S. Offer and not withdrawn, and 197,949,721 common shares were tendered in the Venezuelan Offer and not withdrawn. The tendered common shares and ADSs include all common shares and ADSs held by Verizon’s subsidiary, GTE Venholdings, and together with the 51,900,000 common shares held by the BANDES and the Ministry of the Popular Power for Infrastructure, represent an aggregate of 678,652,956 common shares, or approximately 86.2% of the outstanding common shares of CANTV. The totals reflected above will increase, as they do not include certain common shares tendered into the Venezuelan Offer that are still being counted. According to the Depositary, as of May 9, 2007, there were 66,107,637 ADSs outstanding.

The Government announced on May 16, 2007, that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Exchange Act, and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the SEC if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Exchange Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

Company Strategy

To achieve CANTV’s strategic vision, “Communications for everyone, anytime, anywhere, whatever their needs”, the management has identified six strategic objectives: the first three represent growth objectives in the relevant markets or consumer segments, the next two are operational objectives and the last one describes the way of doing business. Each strategic objective is backed by well-defined business objectives:

Number one in mobility.    The Company is working on building and expanding its network to have the broadest coverage and best quality service, while building spare capacity to allow for upward changes in expected demand and the ability to launch innovative products. The Company believes this is the single most important initiative related to becoming the leader in this market, as it will differentiate the Company from its competitors.

The Company is focusing its efforts on the following specific initiatives:

•	Ensure the best client experience: through channel, processes and systems optimization and non-voice product promotions

•

Increase penetration in all following segments:    Affluent: through aggressive acquisition and retention programs; Youth: through non-voice, user-friendly product introduction and interactive handsets; Mass Markets: through attractive prices and acquisition packages

•	Develop human capital to achieve leader mentality: by offering training programs, performance management and compensation and adopting best practices in selection and recruiting processes

•	Consolidate mobile products for the business segment

•	Expand coverage and capacity of the Super Network

Build value on broadband leadership.    Broadband represents a new means of access to telecommunications. The Company will strive to build value on its leadership by offering new products and services with the following goals:

•	Offer Pay-TV through a wide-ranging service offering via Internet Protocol Television (“IPTV”), with price packages targeted at different social segments

•

Develop and implement products associated with the “Digital Home” concept, that will transform each residence into a communications center with 24-hour connections to and from the exterior, as well as full interaction among home and office devices

•	Develop and promote the use of other fixed content, such as “e-learning” and “streaming”

Capture emerging mass markets.    The Company will focus on deploying technological developments and implementing cost reduction initiatives to expand penetration in this underserved market segment. Among the initiatives under this guideline are:

•	Develop new voice and value-added products or services adapted to the needs of the segment

•	Offer payment facilities for programmed or financed purchase of handsets or equipment (fixed, mobile and internet)

•	Develop and implement efficient and profitable channels of attention including micro-financing capacity, door-to-door sales and alliances with the government sector

Promote traditional businesses.    The achievement of the three growth objectives require that the traditional and still predominant sources of income remain healthy. For this reason, a specific strategic guideline has been set up to promote initiatives that improve CANTV’s traditional businesses. Specific initiatives under this guideline include:

•	Develop differentiated consumption-based plans and broadband communities to magnify Internet usage

•	Bundle voice with data, long distance or Voice Over Internet Protocol (“VoIP”) to protect the voice business

•	Protect and increase penetration in corporations and institutions

•	Develop voice and data products over the New Generation Network (“NGN”) and Metro Ethernet

•	Capture public telephony traffic

•	Develop a specific offer for public data access

Excel in operational efficiency and customer satisfaction.    The Company plans to close gaps in operational efficiency and take advantage of economies of scale to increase profitability and competitiveness, while fulfilling customers’ needs through adequate delivery on the Company’s promises backed by well-organized processes and optimal service channels. Therefore, the Company must transform the way it operates and the way it serves its customers and other stakeholders. This effort includes the following initiatives:

•	Develop the human capital to transform it into a key success factor for the plan

•	Capitalize the new systems platform functionalities to improve the client experience in all corporate channels

•	Design and implement differentiated service levels by client category

Become a socially responsible corporation.    The Company plans to align its business objectives and the interests of all stakeholders, increasing the Company’s ability to provide “communications services for everyone, anytime, anywhere.” CANTV wants to strengthen its position as a socially responsible company to all its stakeholders, to guarantee and communicate its contribution to the development of Venezuela, its customers and employees. To achieve this goal, CANTV is working towards the alignment of its efforts and social welfare investments to support the achievement of its business objectives.

Branding.    In 2004, Movilnet adopted a new slogan “más Movilnet, más vida” (“more Movilnet, more life”) and a new co-branding logo emphasizing the relationship between CANTV and Movilnet. This repositioning effort aims to increase the Company’s appeal to the youth and high value segments while highlighting the quality of the cellular network. In June 2005, CANTV launched a new slogan “abrimos horizontes” (“we open horizons”), with the purpose of opening new ways of communication, and anticipating and responding to the needs of the Venezuelan community. CANTV intends to continually advance, developing new products which will provide the means of communication for more people and companies, and thus provide new opportunities for them.

New emphasis as State-owned company

The previous sections describe CANTV’s strategic plan prepared by its current management team under the supervision of CANTV’s current board of directors. As mentioned in the Schedule TO regarding the offer by the Government to purchase any and all outstanding shares of CANTV, from an operating and strategic standpoint the State-controlled CANTV shall give priority to socially inclusive activity with strong social impact through the use of communications and information technologies, interpreting the CITs as a human right and a facilitator of development. Accordingly, the Schedule TO indicated that it intends to cause the Company to: (i) serve as an instrument for development that covers the entire country, focused on social inclusion and territorial integration and not exclusively on economic profitability (social profitability over economic profitability); (ii) take advantage of the efficiencies of its new strategic and operating model to bring benefits to the users of greatest social interest and need; and (iii) bridge the gaps in, and improve progressively, coverage for fixed and mobile telephone, data networks and internet, broadband and advanced services.

Additionally, CANTV, as a State-owned and controlled company of Venezuela, will receive strategic guidelines from the Government to guarantee that its strategic plans are aligned with and support the development plans of the nation.

The Government intends, among other objectives, to:

•	Promote access for all citizens to the services and benefits of CITs

•	Recognize the services of CITs as a human right

•	Set up the State-controlled CANTV as a shared services center for institutions and companies of the Government

•

Promote the development of telecommunications infrastructure in the center, south, and west of the country, in coordination with other Venezuelan entities and companies that posses telecommunications infrastructure

•	Participate as executing entity in the development of regional integration projects and investments in other countries

•

Contribute to the formation of a technological ecosystem that drives the country toward greater stages of technological independence. At a local level, the Company will endeavor to incorporate the needs of the organized communities in the planning and execution of projects of the new CANTV, by working with community councils and CITs technical committees, among others.

On May 9, 2007, upon expiration of the tender offers, the Ministry of the Popular Power for Telecommunications and Information Technology also announced the strategic objectives for CANTV, will be aligned with the Strategic guidelines of this ministry, which includes: (i) promote universal services; (ii) commercialize services with justice; (iii) impulse a new model of social production and domestic savings; (iv) implementation of a socialist labor policy; (v) transformation of CANTV from a private capital company to a State-socialist entity; (vi) reinforce national security and defense; (vii) exploit participation and popular power; (viii) move forward technological sovereignty; (ix) leverage the Government transformation (x) support national and international integration.

Once the nationalization process is completed upon the change in control by the Government, the Company will become a State-owned company, functionally decentralized with enterprise purposes and with private rights. As a State-owned company it will be subject to legal dispositions applicable to decentralized State entities, including the Public Administration Law, Planning Law, Financial Administration of the Public Sector Law, General Controller and National System of Tax Control and related regulations, among others.

The implications of the application of these laws may represent significant changes in the business and management of the Company’s operations.

Business Overview

Capital Expenditures

The Company made capital expenditures of approximately U.S.$368 million, U.S.$68 million, U.S.$277 million, U.S.$456 million and U.S.$553 million in 2002, 2003, 2004, 2005 and 2006, respectively. The Company is planning capital expenditures of approximately U.S.$750 million in 2007. Expenditures are directed towards development and network expansion to support growth of the Company’s customer base (70%), administration (4%), overhead (2%), network and maintenance (16%) and systems (8%). The Company funded, through internally generated cash, its 2006 capital expenditures. Capital expenditures in the 2007 to 2011 planning period as approved in 2006 will depend on the economic environment and will continue to be directed towards network optimization, systems platforms and the launch of new services. The Company will begin the deployment of its GSM network during 2007 and plans to continue to focus its capital investments on high growth wireless, broadband Internet and Evolution-Data Optimized (“EvDO”) services, data transmission, substitution of public telephones and modernization of analog switches.

Breakdown of Revenues by Category of Activity

The breakdown of revenues by category of activity for each of the two years is included in Item 5. “Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2004, 2005 and 2006.”

Domestic Telephone Services

Domestic telephone services include local and domestic long distance and public telephony services, as well as monthly charges and installation. These services accounted for 17.7% of the Company’s total 2006 operating revenues.

Local and Domestic Long Distance Services

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed, local and domestic long distance telephone services throughout Venezuela, except in limited circumstances until November 27, 2000. As of December 31, 2006, CANTV’s domestic telephone network included 3,915,326 access lines in service extending throughout Venezuela.

The following table provides information relating to the development of the Company’s domestic telephone system over the most recent five years:

	As of December 31,
	2002	2003	2004	2005	2006
Access lines in service:(1)
Non-residential	597,734	578,448	604,432	625,446	651,794
Residential	1,970,548	1,986,603	2,201,345	2,384,672	2,701,113
Public telephony	90,211	92,011	95,261	104,558	112,974
ADSL(2)	46,870	76,847	159,003	289,931	449,445

Total	2,705,363	2,733,909	3,060,041	3,404,607	3,915,326

Access lines in service per 100 inhabitants	10.7	10.6	11.7	12.8	14.5

(1)	References to “access lines in service” are to lines billed.
(2)	Asymmetrical Digital Subscriber Lines.

During 2003, the number of access lines in service increased by 1.1%, driven by an increase of approximately 30,000 in Asymmetrical Digital Subscriber Lines (“ADSL”) and approximately 16,000 residential lines, partially offset by a decrease of approximately 19,300 non-residential lines as a result of business closures. During 2004, the number of access lines in service increased by 11.9%, driven by an increase of approximately 82,000 in ADSL and approximately 215,000 residential and 26,000 non-residential lines, mostly in the prepaid segment. During 2005, the number of access lines in service increased by 11.3%, driven by an increase of approximately 131,000 in ADSL and approximately 183,000 and 21,000 primarily prepaid residential and non-residential lines, respectively. Market penetration during 2005 increased from 10.9 lines per 100 inhabitants in 2001 to 12.8 lines per 100 inhabitants as access lines grew over 3.7 times the population growth. During 2006, the number of access lines in service increased by 15.0%, driven by an increase of approximately 160,000 in ADSL and approximately 286,000 and 23,000 primarily prepaid residential and non-residential lines, respectively.

Following privatization, the Company began a modernization program to replace analog switches in high traffic areas with new digital switches and replaced obsolete switches in low traffic areas with more modern analog switches displaced by the digitalization program. This switch modernization program has increased the percentage of digital access lines installed in the network to 89.7% as of December 31, 2006. Digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and enable the Company to offer a broad range of voice and data applications simultaneously on the same network. See “—Regulatory Framework—Regulation and the Concession.”

The Company has continued to upgrade the network’s technological infrastructure in order to expand its ability to provide advanced services and meet the existing and future needs of its large corporate customers. The Company’s network supporting wireline telecommunications and data services include, among others:

(i) New Generation Network: The current Public Switched Telephony Network/Time Division Multiplexing (“PSTN/TDM”) is being transformed into an Internet Protocol (“IP”) network to support voice, data and video traffic. The Company has continued a plan for substitution of the last 324,600 lines in service to NGN lines.

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

(iii) Internet Protocols/Multi Protocol Label Switching (“IP/MPLS”): The Company is using IP for voice and data services nationwide.

(iv) Metro Ethernet and backbone expansion: Since 2005, the Company has been deploying the largest Metro Ethernet backbone in the country with more than 150 locations nationwide. This network is supporting the NGN traffic (voice, data and video), and the Company plans to extend the coverage of the network to 280 locations by the end of 2007. With this network CANTV will be able to provide transparent, high capacity services, while ensuring IP connectivity to all NGN customers.

The Company continuously seeks to enhance customer service and product offerings. The Company has been aggressively installing ADSL throughout Venezuela since 2001.

The Company’s revenues from local and domestic long distance telephone services consist of installation and activation charges for new lines, basic monthly charges, usage charges, public telephony usage, other administrative charges and equipment sales. As of December 31, 2006, non-residential customers represented 16.6% of access lines in service and accounted for 46.8% of 2006 local and domestic long distance revenues. Usage charges revenues constituted 51.3% of the Company’s local and domestic long distance revenues in 2006.

The Company’s local and domestic long distance traffic for the years 2002 to 2006 is presented in the table below:

Domestic Service Usage

Year	Total Local and Domestic Long Distance Minutes of Use (millions)	Minutes of Use per Average Access Line
2002	17,493	6,476
2003	15,996	5,882
2004	16,470	5,685
2005	16,141	4,994
2006	14,500	3,962

During 2003 total domestic service minutes of use and minutes of use per average access line decreased due to the migration of postpaid clients to prepaid plans. Prepaid customers typically generate lower usage per access line. During 2004, total domestic service minutes of use increased due to a higher customer base while minutes of use per average access line decreased. During 2005 and 2006 total domestic service minutes of use and minutes of use per average access line decreased mainly due to the migration of customers to lower price-per-minute plans and higher mobile services substitution.

The Company offers Domestic Long Distance plans, Noches y Fines de Semana Libre (“Free Nights and Weekends”) and Noches y Fines de Semana Ampliado (“Expanded Nights and Weekends”), for postpaid residential customers. This product offering features for reduced fees and extended times during specified periods and holidays. Under the Expanded Nights and Weekends plan, subscribers are entitled to an additional hour at night from Monday through Thursday and two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 47,018. The Company also offers Plan Nacional 3000 (“National Plan 3000”), which was launched in July 2004 and includes 3,000 seconds for a monthly fixed payment of Bs. 6,300 and a special rate of Bs. 2.26 for each additional second for domestic long distance calls. As of December 31, 2006, 237,453 customers used the Free Nights and Weekends. In May 2001, the Company launched a residential flat fee plan with unlimited local minutes.

Public Telephony

As of December 31, 2006, the Company owned and operated 112,974 public telephone lines, located throughout Venezuela. As part of its strategy to improve customer service and operating results, the Company has been relocating less productive public telephones to high traffic areas. The Company deployed a new public telephony technology using a centralized billing and authentication platform designed to minimize fraud and providing real time billing and flexibility. With this new platform, customers use a new prepaid magnetic card, which replaced the old chip-based card.

CANTV sold 8.2 million prepaid cards for public telephony usage during 2006, a 25.5% decrease as compared to 11.0 million prepaid cards sold in 2005. This decline was primarily the result of lower usage, mobile substitution, competition and customer migration to the Company’s Telecommunication Centers.

Telecommunication Centers

The Company facilitates public access to telecommunications services via its Telecommunication Centers program. These Centers offer various communications services supported by the best technology and customer service.

Telecommunication Centers are franchises operated by third parties or strategic allies, with technical support from the Company, and are required to meet contracted quality standards. Under these agreements, the strategic allies are required, among other things, to offer, provide and commercialize the Company’s services and products, to maintain the equipment, and operate in compliance with the Company’s procedures, standards and instructions. These Telecommunication Centers provide local, domestic long distance and international long distance telecommunications services, Internet access, sale of prepaid cards, bank draft payments, electronic sales points, mailing services and copying and faxing services. The Company is currently facing competition in this market from other operators. The Company is implementing a set of initiatives in response, including fostering the growth in the number of Telecommunication Centers by enhancing the franchise agreements. Telecommunication Center franchises have grown to 755 as of December 2006, a 6.0% increase over December 2005.

The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Centers in its own installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

Rural Service

As of December 31, 2006, the Company had 389 satellite-based lines serving rural areas with satellite technology. The Company also provides rural services through wireless systems using the Movilnet platform and also by microwave radio-based stations. As of December 31, 2006, the Company had 1,140 lines using wireless technology and approximately 1,200 microwave radio-based lines. Of the 2,340 lines, 1,100 served residential customers and 1,240 were dedicated to public telephony services.

Interconnection Agreements

The Telecommunications Law and corresponding regulations require CANTV to provide interconnections to other telecommunications operators for originated and completed calls. Under the Interconnection Regulations (as defined herein), companies are required to work together to develop interconnection agreements. The Government may only intervene in cases where a formal agreement is not reached. See “—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.” The main objective of these regulations is to establish general conventions and technical, administrative and economic norms to regulate the interconnection of telecommunications networks. CANTV provides interconnection services through which wireless, wireline and rural operators establish points of interconnection between their networks and CANTV’s networks. As part of its overall strategy, the Company entered into four revised interconnection agreements in May 2001 with competing telecommunications operators and, since then, has signed 11 new interconnection agreements relating to basic telecommunications and/or long distance services with companies authorized by CONATEL to provide such services. These CANTV agreements provide the terms and conditions of the interconnection between CANTV and other carriers’ networks. Prior to the enactment of the Interconnection Regulations, all interconnection agreement specifics were based on negotiations between the Company and other operators. Each new interconnection agreement must now provide certain rights and duties agreed to by each operator thereunder with interconnection charges based on CONATEL’s suggested benchmark guidelines. Interconnection charges recently negotiated with mobile and fixed operators exceeded the values provided by CONATEL in its benchmark guidelines, while interconnection charges for long distance operators equaled the values included in the benchmark guidelines. See “—Regulatory Framework—Regulation and the Concession—Amendments to the Regulatory Framework.” The Interconnection Regulations provide for interconnection charges to reflect the recovery of costs incurred to allow access to other carriers plus a reasonable profit margin. Current operators maintaining interconnection agreements with the Company are Movistar, Digicel, Infonet, Digitel, Convergence Communications de Venezuela (“Convergence”), Veninfotel, Entel, Multiphone, Totalcom, Etelix.com, C.A. (“Etelix”), New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. Some differences related to exchange rates used by CANTV for billings to other operators, such as Digitel, LD Telecom, Multiphone and Veninfotel, were positively resolved and included modifications to the interconnection agreements.

International Long Distance Services

The Company’s international services include voice, video and data communication services and represent 1.8% of the Company’s 2006 operating revenues. The largest of these services are international voice services and international IP access services.

Pursuant to the Concession, CANTV was the exclusive provider of switched, fixed international telephone services in Venezuela until November 27, 2000. After that date, some other operators have obtained licenses from CONATEL to develop international long distance services.

The Company provides international services through submarine cables, satellite and microwave links. Satellite capacity is provided via the International Telecommunications Satellite Organization (“INTELSAT”), in which CANTV previously had a 1.12% interest before the sale of the investment in early 2005. Traffic is primarily handled by two satellite antenna earth stations. The Company also operates four additional satellite antenna earth stations, which are used for international point-to-point data transmission, video conferencing, and Very Small Aperture Terminals (“VSAT”) service and broadband Internet services launched in July 2005. As of December 31, 2006, the Company owned 16.14% of the Americas I and 4.42% of the Columbus II fiber-optic submarine cable systems. The Americas I cable system connects South America to the United States. The Columbus II cable system connects the United States, Mexico and the Caribbean to western Europe. As of December 31, 2006, the Company owned 4.18% of the Pan American system and 5.96% of the Americas II system. The Pan American cable system connects Venezuela to Chile through the western coast of South America and part of the Caribbean to the United States. The Americas II cable system connects the eastern part of South America and the Caribbean to the United States. CANTV also owns 0.47% of the Columbus III system. The Columbus III cable system connects the United States to Europe. In addition, the Company has a minor participation in 10 other submarine cable systems: Antillas I, Arcos I, ECFS, Eurafrica, Taino Caribe, TAT-12/13, and Unisur.

As of December 31, 2006, the Company had 6,688 international long distance circuits in service for voice, video and data with 79,156 channels. Of the Company’s international circuits in service, 98.91% were provided through submarine cable, 0.29% were provided via satellite and 0.80% were provided through microwave links. The Company has two international digital switches, both located in Caracas.

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

The Company’s international traffic, which is measured in outgoing and incoming minutes, is shown in the table below for 2002 through 2006:

International Service Usage

Year	Outgoing Traffic (millions of minutes)	Outgoing % Growth	Outgoing Traffic per Average Access Lines (minutes)	Incoming Traffic (millions of minutes)	Ratio of Incoming to Outgoing Traffic
2002	212.3	(1.1)	78.6	228.0	1.08
2003	211.1	(0.6)	77.6	208.4	0.99
2004	235.5	11.6	81.3	227.7	0.97
2005	304.8	29.4	94.3	427.1	1.40
2006	416.3	36.6	113.7	588.1	1.41

In 2002 and 2003, outgoing traffic decreased 1.1% and 0.6%, respectively, mainly as a result of the incorporation of new operators offering international long distance services as well as the use of other voice transmission mechanisms such as data circuits. The decline in incoming traffic of 33.0% during the period 2001 through 2004 was mainly related to a reduction in traffic from U.S. carriers. During 2005 and 2006, outgoing and incoming traffic increased 29.4% and 87.6% and 36.6% and 37.7%, respectively, as a result of aggressive pricing strategies designed to respond to the increasing competition. Some international carriers have been increasingly bypassing Venezuela’s international traffic termination with CANTV as several competitors have entered the market with aggressive pricing strategies to capture market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors. During 2005, CANTV executed its own aggressive pricing strategy in order to recover part of the market share that had been lost to other international carriers who had been bypassing Venezuela’s international traffic termination with CANTV.

In 2006, 37 direct Time Division Multiplexing (“TDM”) and VoIP routes to 26 countries accounted for approximately 64% of the Company’s international traffic. Transit centers in the United States, Italy, Chile and Canada, which provide for indirect routing of international calls to 158 countries, accounted for the remaining 36% of traffic. The Company’s largest international traffic routes are between Venezuela and North America (the United States, Mexico and Canada) and South America (Colombia), which accounted for approximately 73% of 2006 international traffic.

The following table sets forth the number of minutes of international long distance calls in each specified category, and the percentage of total international long distance call minutes by category, for 2002 through 2006:

	Year Ended December 31,
	2002		2003		2004		2005		2006
Outgoing international long distance minutes:
North America	62.6	14.2%	73.5	17.5%	100.4	21.7%	172.6	23.6%	257.0	25.6%
South America	72.9	16.6%	65.5	15.6%	71.2	15.4%	73.9	10.1%	111.2	11.1%
Europe	64.3	14.6%	56.2	13.4%	43.6	9.4%	45.6	6.2%	38.7	3.8%
Others	12.5	2.8%	15.9	3.8%	20.3	4.3%	12.7	1.7%	9.4	1.0%

Total	212.3	48.2%	211.1	50.3%	235.5	50.8%	304.8	41.6%	416.3	41.5%

Incoming international long distance minutes:
North America	122.2	27.8%	123.3	29.4%	148.2	32.0%	331.8	45.3%	479.1	47.7%
South America	47.0	10.7%	39.5	9.4%	40.9	8.8%	47.5	6.5%	55.8	5.6%
Europe	44.7	10.1%	29.8	7.1%	28.5	6.2%	33.0	4.5%	36.9	3.7%
Others	14.1	3.2%	15.8	3.8%	10.1	2.2%	14.8	2.1%	16.3	1.5%

Total	228.0	51.8%	208.4	49.7%	227.7	49.2%	427.1	58.4%	588.1	58.5%

Wireless Services

As of December 31, 2006, the Company, through its wholly-owned subsidiary, Movilnet, provided wireless communication services in areas that covered approximately 87.4% of Venezuela’s population. Movilnet provides these services pursuant to a 1992 cellular concession (the “Cellular Concession”) which has an initial term of 20 years. The Cellular Concession may be extended, subject to certain conditions, for an additional 20 years. The Company purchased the B-band Cellular Concession from the Government in May 1992 for the bolivar equivalent of approximately U.S.$82 million. Pursuant to the Cellular Concession, Movilnet was required to pay 10% of its annual revenues to CONATEL. The Telecommunications Law eliminated the former annual cellular concession fee and subjects cellular service providers to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. Beginning in 2006, the cellular supplemental tax of 0.5% was eliminated and the annual tax for cellular service providers is 4.8% of annual revenues. The following table sets forth the taxes for cellular service providers:

	2000	2001	2002	2003	2004	2005	2006
Concession tax	10.0%	N/A	N/A	N/A	N/A	N/A	N/A
Activity tax	N/A	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Tax to cover CONATEL’s activities	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax for spectrum allocation(1)	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Tax to create the Universal Service Fund	N/A	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Tax for the Telecommunications Training and Development Fund	N/A	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Cellular supplemental tax	N/A	4.5%	3.5%	2.5%	1.5%	0.5%	N/A

	10.0%	9.3%	8.3%	7.3%	6.3%	5.3%	4.8%

(1)	The specific methodology of calculation was established by CONATEL in February 2002. However, the tax for spectrum allocation that resulted from this methodology cannot exceed the established maximum of 0.5% under the Telecommunications Law.

The following chart provides information regarding the growth of Movilnet’s subscriber base and traffic from 2002 to 2006:

	Year Ended December 31,
	2002	2003	2004	2005	2006
Number of subscribers:
Postpaid	201,108	200,651	221,938	254,790	356,109
Prepaid	2,359,610	2,480,423	2,884,425	4,933,380	7,561,840

Total	2,560,718	2,681,074	3,106,363	5,188,170	7,917,949

Traffic (in millions of minutes)(1)(2)	1,417	1,681	2,062	2,341	3,407
Penetration(3)	10.1%	10.4%	11.8%	19.5%	29.3%

(1)	Billed minutes (collect and incoming).
(2)	Interconnection incoming minutes excluding incoming minutes from CANTV.
(3)	Subscribers as a percentage of total population.

Wireless service is one of the Company’s fastest growing businesses. As of December 31, 2005, Movilnet reached 7,917,949 subscribers, which represented an estimated market share of 42.1%, according to figures published by CONATEL. The number of subscribers have increased by a compounded annual growth rate of 32.6% from December 31, 2002 through December 31, 2006. The Company markets its wireless services through a network of agents and the Company’s commercial offices. As of December 31, 2006, the number of postpaid subscribers increased by 101,319 or 39.8% compared to 2005, while the number of prepaid subscribers increased by 2,628,460 or 53.3%. As of December 31, 2005, the number of postpaid subscribers increased by 32,852 or 14.8% compared to 2004, while the number of prepaid subscribers increased by 2,048,955 or 71.0%. As of December 31, 2004, the number of postpaid subscribers increased by 21,287 or 10.6% compared to 2003, while the number of prepaid subscribers increased by 404,002 or 16.3%. As of December 31, 2003, the number of postpaid subscribers slightly decreased by 457 or 0.2% compared to 2002, while the number of prepaid subscribers increased by 120,813 or 5.1%. As of December 31, 2002, the number of postpaid subscribers slightly decreased by 6,108 or 2.9% compared to 2001, while the number of prepaid subscribers increased by 105,325 or 4.7%.

Wireless service postpaid customers are charged an activation fee, a basic monthly charge, special fees and usage fees on a per-minute basis and per-second basis. Prepaid customers are charged an activation fee and usage fees on a per-minute and per-second basis. Movilnet operates on a “calling party pays” system under which customers are charged only for calls they originate, with the exception of international roaming charges derived from customers receiving calls when they are outside Venezuela. Movilnet also receives revenues from incoming calls to both postpaid and prepaid customers, primarily from its interconnection agreement with CANTV.

Movilnet provides a number of services and products, including wireless data transmission services such as: voice mail, Short Message Service (“SMS”), Multimedia Messaging Service (“MMS”), call forwarding, call waiting, caller ID, message waiting indicator, conferencing, detailed billing, automated and on-line customer service, international roaming, on-line handset shopping, emergency number, video streaming, and Global Positioning System (“GPS”) satellite technology that provides vehicle tracking via the Internet throughout the country, among others.

Movilnet also provides Mobile Data using Code Division Multiple Access (“CDMA-1X”) technology and wireless broadband service offered through EvDO, Windows Mobile services, as well as BlackBerry service, a Research in Motion Ltd. trademarked product, which allows customers to stay connected with wireless access to email, corporate data, phone, web and organizer features.

Movilnet has continually sought to enhance the services and features of its wireless network and intends to be a leader in Third Generation (“3G”) wireless services through the introduction of new services and advanced product offerings.

Movilnet is continually developing applications to support its migration strategy into advanced data services. In 1996, Movilnet installed nationwide Time Division Multiple Access (“TDMA”) digital technology. In November 2002, Movilnet launched a nationwide CDMA-1X technology platform which provides high-speed wireless data transmission and wireless Internet access. CDMA-1X technology affords CANTV the flexibility to combine both fixed and wireless services under the same platform and allows for a more efficient use of voice spectrum. During 2004, the footprint of the CDMA-1X network equaled the TDMA footprint. During 2004, the Company introduced a commercial program to progressively migrate its TDMA customer base to the new CDMA-1X technology. Compared to TDMA, CDMA-1X technology offers superior voice quality, terminal availability and diversity, cellsite capacity, data capacity, and a smoother transition to 3G and concurrent voice and data services. Movilnet currently provides wireless services utilizing switching equipment and radio base stations for TDMA and CDMA-1X technologies provided by Ericsson LM Tel. Co. and Lucent Technologies, Inc., respectively. Movilnet is the pioneer in offering EvDO mobile broadband in Venezuela and is the second carrier to provide this advanced service in Latin America, which represents significant progress in strongly positioning the Company with innovative 3G cellular services compared to other competitors. During 2007, the Company expects to continue investing to expand capacity and coverage of its CDMA-1X network.

During 2007, the Company will begin the deployment of its GSM network, which will coexist with its current CDMA-1X and EvDO network. The use of GSM technology will allow the development of competitive offers targeted to the high value customer segment in which GSM will be the technology of choice in 2007. With this decision, the Company believes it will be able to strengthen its market share position while increasing revenue.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

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

Data Transmission

The Company’s data transmission services are provided through high-capacity private links, which as of December 31, 2006, consisted of 55,933 circuits serving 2,323 private line customers. As part of its strategy to win and retain large corporate customers, the Company is implementing Virtual Private Network (“VPN”) technology and intends to encourage its use by private line customers. VPN technology should enable the Company to provide higher quality dedicated services while improving network efficiency and to better compete with the other data transmission service providers.

In February 2000, CANTV introduced ADSL technology. This technology allows simultaneous voice and data traffic on the same line. As of December 31, 2006, the Company had 449,445 ADSL subscribers, which reflects a 55.0% increase as compared to 2005.

Value-Added Services and Other Services

The Company offers an array of value-added services and other services, including voice mail, call waiting, call forwarding, call blocking, speed dialing, toll-free and 800-number services, Venezuela Direct service (which allows customers to reach a Venezuelan operator via “call collect” from outside Venezuela), other country direct long distance calling services, video conferencing, web page hosting, enhanced fax service, audio text, 900 service in all parts of the country, data transmission services, computer network management, professional services, including outsourcing of telecommunications networks, and other intelligent network and data capabilities, all of which lead to higher usage of the Company’s network. The Company aims to capture the largest share of the market for value-added services by using its existing telecommunications resources and customer base.

Internet Access

The Company provides Internet access service through its wholly-owned subsidiary, CANTV.Net. CANTV.Net provides broadband access through its product, Acceso a Banda Ancha (“ABA”) (Broadband Access) via ADSL and nationwide one-number dial-up Internet access as well as international Internet roaming capabilities. CANTV.Net is the largest Internet service provider in Venezuela, serving 636,307 subscribers as of December 31, 2006. In addition to Internet access, subscribers may choose from an array of products such as web hosting, Intranet development, VPN, e-commerce solutions, portal kits and integrated products that include personal computers, Internet access, financing facilities and prepaid Internet access. In addition, CANTV.Net also provides Internet access through prepaid cards.

The Company is currently supporting Internet services through IP and the Metro Ethernet and backbone expansion.

In June 2006, the Company launched a wireless broadband Internet access offer exclusively for its ABA broadband subscribers, using Wireless Fidelity (“Wi-Fi”) technology, called Zona ABA Wi-Fi (“Wi-Fi ABA Zone”). The Company provides 62 wireless access points (“hotspots”) nationwide, including 40 hotspots in Caracas.

Directory Information Services

The Company provides telephone directory information services through its 80%-owned subsidiary Caveguías (the remaining 20% is owned by an affiliate of a major newspaper publisher in Venezuela). Caveguías publishes telephone directories (“White Pages”) and business directories (“Yellow Pages”). It also operates an Internet portal that provides on-line access to the Company’s directories as well as access to information of public interest including special events, art exhibitions, job search services, restaurant locations and tourist information. Other directory services offered include: (i) Travel Guide, which provides tourism information; (ii) Mobile Guide, which gives cellular users access to commercial information and local, regional and national services; (iii) specialized guides for shopping malls, entertainment and events, aesthetics and beauty; (iv) Oil Guide CANTV; and (v) city map search to facilitate address searches. During 2006, Caveguías launched a new advertising option for its customers through positioning their brands in Telecommunication Centers. Caveguías derives revenues from sales of advertising space in its printed and electronic directories. Advertisers in the Company’s printed telephone directories are charged an annual fee, which varies depending on the size of the advertisement placed and the circulation of the edition of the directory in which such advertisement is published. Caveguías currently competes with all other major media suppliers in the sale of advertising.

Property, Plant and Equipment

The Company’s property consists principally of network facilities, land and structures required to provide telecommunications services. As of December 31, 2006, the Company’s fixed assets comprised network facilities (77.4%), buildings and facilities (17.2%), other support assets (4.3%) and construction work in progress (1.1%).

The Company provides local, national and international telecommunications services in Venezuela through a full-service telecommunications network. Pursuant to an expansion and modernization program, as of December 31, 2006, the Company maintains 3,915,326 access lines in service and has increased its wireless subscriber base from 2,560,718 to 7,917,949 from December 31, 2002 to December 31, 2006. The percentage of digital access lines installed in the Company’s network has increased to 89.7% as of December 31, 2006. All of the Company’s international and domestic long distance switches are digital.

Capital investments during 2006 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of the Company’s CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in the Company’s ADSL and other data product lines; (iii) the integration and transformation of the Company’s information systems; (iv) deployment of EvDO technology for wireless broadband services; and (v) substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency. The Company’s 2007 capital expenditures are expected to be funded through internally generated cash.

In addition, the Company provides private network, data, public telephony, rural telephone and telex services. For a detailed description of the development, uses and utilization of the Company’s network, see “—Domestic Telephone Services,” “—International Long Distance Services,” “—Wireless Services” and “—Other Telecommunications-Related Services.”

Prior to privatization, certain municipalities granted land to the Company in order to facilitate the provision of telephone services in their respective communities. In many cases, no formal documentation was prepared for the transfer of title to the Company of such land. Since privatization, irregularities with respect to a substantial number of titles to real property have been favorably resolved. In other cases, the Company is in discussions with the municipalities to resolve the rest of these title issues. The Company expects that these negotiations will be favorably resolved. At the present time, there are no legal proceedings involving such properties.

Business Segments

Segment information for the Company’s two main business segments, wireline and wireless services, is set forth in Note 22 to the Audited Consolidated Financial Statements.

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

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events confronting Venezuela, none of the agreed-upon tariff revisions were implemented starting in January 2003 as expected. The Government instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime by resolution published in the Official Gazette of Venezuela No. 37,631 on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to Venezuela—Price controls and lack of adjustments to our fixed line tariffs to take into account increases in inflation adversely impact our results of operations.”

During 2003, no tariff increases in residential services were authorized and local residential service tariffs were included in the price control decree in force since February 2003. The price controls provided for in this decree are managed by the Ministerio del Poder Popular para las Industrias Ligeras y Comercio (the “Ministry of the Popular Power for Light Industries and Commerce”). The act of subjecting residential tariffs to price controls created a conflict as to which Government agency was responsible for regulating residential services: CONATEL, as established in the Telecommunications Organic Law of 2000, or the Ministry of the Popular Power for Light Industries and Commerce, pursuant to the governmental price control decree. CANTV began administrative legal proceedings to resolve the conflict.

On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunications services market) despite the price controls established by the Government. CANTV has presented its request for a residential tariff increase to CONATEL. CANTV is still waiting for tariff approvals. Approximately 36% of the Company’s revenues are subject to regulation that are currently being impacted by the absence of tariff approvals.

Revised maximum tariffs were allowed for non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received authorizations for increases: (i) rates for non-residential basic services, which increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions etc.), (ii) the application of a “Charge per call established” for non-residential customers and (iii) rates for basic public telephony, which increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July 2003 and 2% in October 2003, and 5% in January 2004, respectively.

Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

On August 4, 2004, the fixed to mobile tariffs for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustments were 7.4% for residential and non-residential fixed to mobile tariffs and 6.3% for public telephony, respectively.

The Company’s revenues from local and domestic long distance telephone services consist of installation charges and charges for new lines, basic monthly recurring charges, usage charges, public telephony usage, and equipment sales. All traffic is measured and billed based on duration and, in the case of domestic long distance calls, different tariffs apply based on the time of day when the call is made. A local and international call impulse is generated every 60 seconds. The call impulse for domestic long distance calls is generated every second. Nighttime consumption, which is less expensive than daytime consumption, is generally greater for residential customers.

By the end of 2000, the Company began the National Numbering Plan, which upgraded the Company’s national numbering system for both basic telephone and wireless services to world-class standards. The National Numbering Plan changed the area codes from three to four numbers and this change was applied gradually in each region. This project migrated certain domestic long distance service areas to local area service and vice versa in 2002.

Revenues from international telephone services are primarily derived from (i) charges to subscribers in Venezuela for outgoing calls (a portion of which the Company must pay to other international operators for calls carried on their networks once outside Venezuela) and (ii) access charges paid by other international telecommunications operators for incoming calls originating outside Venezuela and carried through the Company’s network in Venezuela. The Company charges its customers for outgoing international long distance calls based on the destination country, duration and time of day of the call and whether the call is direct-dial or operator assisted (station-to-station or person-to-person). International long distance rates do not vary between residential and non-residential customers, except for Cuba, Japan, Greece, Hong Kong, Honduras and the U.S. State of Hawaii. Payments to and receipts from international operators for incoming and outgoing calls are made and received pursuant to bilateral agreements between the Company and foreign telecommunications operators or private carriers under the auspices of the International Telecommunications Union. Settlement agreements govern the rates of payment by the Company to the foreign carriers for the use of their facilities in connecting international calls billed in Venezuela, and by the foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The currency and rates of payment under such agreements are negotiated with each foreign carrier. Such settlement agreements generally require that outgoing traffic be routed among foreign carriers in the same proportion as those operators carry incoming traffic to Venezuela. The practice among carriers is for payments due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier in the country in which the call is billed. Settlements among carriers are normally made monthly approximately six months in arrears on a net basis. Except for 2004 and 2006, for each of the past several years, the Company has received settlement payments from foreign carriers in excess of payments made to such carriers. Net settlement expense for the years ended December 31, 2004 and 2006 was Bs. 2.0 billion and Bs. 10.9 billion, respectively, while net settlement revenue for the year ended December 31, 2005 was Bs. 2.1 billion.

Users of public telephones in Venezuela pay for calls based on the duration and destination of the call. CANTV bills all public telephone calls at a flat per minute charge. Domestic long distance calls from public telephones are charged based upon the time of day and the duration of the call at the non-residential rate.

International long distance call rates are the same tariffs applied to non-residential international long distance calls. Public telephones, which are available to make international long distance calls, are located in strategic places such as tourist and high-traffic areas.

Wireless postpaid subscribers are charged an activation fee, a basic monthly charge, special service fees and usage fees on a per-minute or per-second basis, in excess of a monthly free allowance of included minutes, depending on whether the call is made during “peak” or “off-peak” hours. Movilnet offers its postpaid customers 26 service plans, which vary in terms of price and services. Prepaid customers are charged an activation fee plus per-minute and per-second usage based on the number of minutes and seconds purchased. The Company currently sells a unique prepaid card named “Única” that can be used for wireless, wireline and Internet service. Prepaid clients may use the “Única” prepaid card on any one service, but it must be activated for wireless services first to use the card for multiple services. Prepaid cards are sold in different denominations.

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

Accounts receivable collections have been negatively impacted due to the deterioration in the Venezuelan macroeconomic environment since 1998. In response to this dynamic, the Company developed strict collections and credit policies requiring temporary and permanent disconnection of customer lines for nonpayment. The Company also implemented a stronger system of controls and reorganized the collection function by assigning responsibility for collections to the business unit leaders. During 2006, CANTV made 2,460,244 temporary disconnections and permanently disconnected 255,736 residential and non-residential lines compared with 2,705,618 and 335,390 lines temporarily and permanently disconnected, respectively, in 2005. Permanently disconnected lines are aggressively reassigned to new customers following upfront credit history checks. During 2006, the Company’s uncollectibles provision expense was Bs. 65.4 billion compared to Bs. 35.1 billion in 2005. The Company’s provision for uncollectibles represents 1.0% and 0.7% of total operating revenues as of December 31, 2006 and 2005, respectively.

The Company’s collections policies include a call to customers just prior to and again shortly after the payment due date. A bill becomes overdue 30 days after the payment due date, referred to as the bill cutoff date. Customer lines are temporarily disconnected 15 days after the bill cutoff date and, if the bill is not settled 60 days after the bill cutoff date, the line is permanently disconnected. CANTV charges a reconnection fee to the temporarily disconnected customer. Revenues from the reconnection charge were Bs. 15.9 billion for residential customers and Bs. 5.5 billion for non-residential customers for the year ended December 31, 2006. The Company also charges 12% per annum on overdue amounts from non-Government customers.

As of December 31, 2006, the average number of days that receivables remained outstanding was approximately 39 for wireline telecommunications customers, except Government entities, and 41 for wireless telecommunications customers. The methodology used to calculate the average number of days that receivables remained outstanding is the “Average Billing Method”, which consists of dividing the receivables outstanding by the average billing for the last four months. The result is then multiplied by 30.

The average number of days that receivables remained outstanding from Government entities was approximately 162 days for wireline telecommunications and 192 for wireless telecommunications as of December 31, 2006, compared to 187 and 166 days, respectively, as of December 31, 2005. Accounts receivable from Government entities decreased 1.4% during the year to Bs. 269.1 billion at December 31, 2006 from Bs. 272.8 billion at December 31, 2005.

The amounts that Government entities pay for telecommunications services is established pursuant to annual budgets rather than based upon actual usage during such year. As a result of this budget process, a number of Government entities have not paid the Company on a timely basis for telecommunications services rendered. The Company has not been able to make adjustments for inflation or charge interest on such overdue amounts. This budget process applies to both centralized and decentralized Government entities, in which centralized entities signed agreements for payments supporting the budget while most decentralized entities’ payments are not supported by agreements but instead depend on other administrative processes. As a result, the loss in value attributable to inflation and unpaid interest related to overdue amounts owed and not paid to CANTV by Government entities is significantly greater than the amounts reflected as the book value of such overdue amounts currently outstanding. On November 3, 1999, the Venezuelan National Congress (currently the National Assembly) passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 43.3 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 6.6 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 63.6 billion related to amounts owed from prior years representing 49.5% of the outstanding balance at December 31, 2001. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds amounting to Bs. 7.7 billion. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billings related to electoral processes. During 2005 and 2006, all collections were received in cash. As a result of the effects of inflation and devaluation, the present value of amounts owed by Government entities to the Company has been reduced substantially. The Company has recorded adjustments reducing revenues by Bs. 11.6 billion and Bs. 9.9 billion for 2006 and 2005, respectively, which have reduced the present value of the accounts receivable from Government entities, due to the projected delay in payments, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. See Note 12 to the Audited Consolidated Financial Statements.

In February 2007, the Company implemented a new billing system for fixed telephony services as part of an ongoing project directed towards the integration and transformation of the Company’s information systems. An unintended consequence of this implementation was delays in the processing of billing data for February, March and April, which required the Company to make estimates on revenues, collections and related taxes recorded using manual entries instead of automated records with actual data. Estimated revenues represented approximately 32% of total consolidated fixed revenues and 15% of total consolidated operating revenues for the three-month period ended March 31, 2007. These delays in billing and collection have impacts on cash collections and provision for uncollectibles during 2007. The Company expects to fully stabilize the system during the second quarter of 2007. See Item 15. “Controls and Procedures—Changes in internal control over financial reporting.”

Competition

Under the Concession, the Company was the exclusive provider of switched, fixed, local, domestic and international telephone services in Venezuela until November 27, 2000 except in certain circumstances. Beginning on November 27, 2000, however, the Concession allowed direct competition for these services. In addition, the Concession also allowed the Government to grant concessions for basic telephone services to third parties prior to November 27, 2000 in certain circumstances. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

Competition in services provided by the Company may arise from a variety of existing competitors and new entrants, including telecommunications service providers from other countries. Such competitors will be able to provide telecommunications services either through newly installed facilities and networks or through facilities and networks of existing providers. As of April 30, 2007, the Venezuelan telecommunications market is composed of fixed local telephone and public telephony service providers, such as CANTV, Movistar, Digitel, Veninfotel and Intercable; domestic long distance service providers, such as CANTV, Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone and Totalcom; international long distance service providers, such as CANTV, Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone, LD Telecom, Convergia and Intercall; wireless service providers, such as Movilnet, Movistar, and Digitel; data transmission service providers, such as CANTV, Movistar, New Global Telecom, Totalcom, Impsat, Comsat, Bantel, NetUno, Procedatos, Satelca, Genesis Telecom Equant and Charter International; Internet service providers, such as CANTV.Net, Movistar, Etheron, Genesis Telecom, New Global Telecom, Totalcom, NetUno, Procedatos, Impsat, Equant, Comsat, Charter International, Intercable, SuperCable, CNTI, IFX Networks, Daycohost and Viptel; paging operators, such as Telemensajes Metropolitanos and TeleKontacto; trunking service providers, such as Movistar, Procedatos, Satelca, Americatel, Radio Móvil Digital, Conmóvil and Evcon; and Cable TV operators, such as SuperCable, NetUno, Intercable, Cablevisión and DirecTV. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

At the end of 2004, the Government founded CVG Telecom to provide data transmission and other services through fiber-optic and Internet Protocol platforms to the north-central area and the Guayana region located in the south-east. CVG Telecom has obtained administrative licenses to provide Internet services nationwide and basic fixed telephony services in four regions of the country.

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

CANTV continuously evaluates the impact of the new market entrants on its market share for basic telephone services. As of May 18, 2007, the Company does not believe that, in the short term, any temporary loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse effect on its financial condition or results of operations. See “—Regulatory Framework—Regulation and the Concession—Competitive Framework.”

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

Regulation and the Concession

General

The Ministry of the Popular Power for Telecommunications and Information Technology is the Government entity principally responsible for overseeing telecommunications services in Venezuela and has delegated supervision and control of the telecommunications sector to CONATEL, a regulatory body under its jurisdiction. CONATEL was created by presidential decree in September 1991 (the “CONATEL Decree”). The CONATEL Decree provides that CONATEL has the authority to plan, manage, regulate and supervise telecommunications services in Venezuela. The CONATEL Decree further provides that CONATEL shall promote telecommunications investment and technological innovation in Venezuela.

The Concession, granted to CANTV by the Government in October 1991, and amended in November 1991, has an initial term of 35 years and, subject to the approval of the Government and the satisfactory performance by CANTV of its obligations under the Concession, may be extended for an additional 20 years. The Concession provided that CANTV was the exclusive provider of switched, fixed local, national and international telephone services, existing or to exist in accordance with technological advances in telephony throughout Venezuela until November 27, 2000, except in limited circumstances. See “—Competitive Framework.”

CONATEL has the authority to review and approve CANTV’s tariffs, to require information regarding the expansion and modernization plans, to inspect CANTV’s equipment and properties, as well as its accounting and other records, and to impose sanctions, including forfeiture of the Concession, for violations of the Telecommunications Law, the Telecommunications Regulations and the Concession. Under the Concession, CANTV is required to provide CONATEL with the information necessary for monitoring CANTV. Among other things, CANTV is required to report annually to CONATEL on the status of various services under the Concession, including CANTV’s compliance with quality improvement requirements and annual reports on network expansion and modernization.

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

The Agreement was reached following delays in tariff approvals in 1999 and the commencement of a preliminary proceeding in contemplation of a legal action by CANTV against the Government for breach of the Concession. The Agreement concluded a mandated eighth-year review required under the Concession and resolved the outstanding differences between CANTV and CONATEL relating to the definition of goals and measures of service mandates and methodologies. In effect, the Agreement retained for the Company the most significant rights provided for under the Concession. The Agreement included: (i) a significant rebalancing between long distance and local tariffs, and between non-residential and residential tariffs; (ii) a definitive ruling on tariffs and adjustments based on an agreed expected devaluation of the bolivar against the U.S. dollar during 2000; (iii) quality and service mandates including the elimination of the service expansion mandate and the introduction of a new 80% digitalization by the year-end 2000 mandate; (iv) the introduction of new tariff plans including a fixed prepaid plan and optional plans which CANTV could introduce without CONATEL’s prior approval and which, in the case of certain optional plans, CANTV could offer with higher basic rent and free minutes up to a U.S.$80 maximum; and (v) CANTV’s agreement to refrain from taking any action, judicial or administrative, as a result of the failure by the Government to approve tariffs during 1999, provided that the Government met the terms and obligations of the Agreement.

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

The Telecommunications Law establishes CONATEL as an independent regulatory body in charge of overseeing the implementation of regulations pursuant to the established framework for a new competitive market. It also considers the provision of telecommunications services to be an economic activity that affects the public interest, which may be provided by the private sector on a competitive basis subject to regulation and includes a requirement for universal contributions and public service obligations to be shared by telecommunications service providers. Under the present tariff structure, in principle, providers are free to set their own rates unless there is insufficient competition in which case certain telecommunications services would become subject to tariff regulation. In the event of insufficient competition, CONATEL may subject any telecommunications service to price regulation through the application of a tariff-setting system. Presently, CONATEL regulates CANTV’s fixed telephone services tariffs under a tariff-setting system until meaningful competition is achieved. Pro-Competencia is the agency with the authority to designate a company as having a dominant position in the market. See “—Regulation of Tariffs and Price Controls.”

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas. Also, a research and development fund was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology. In May 2006, CANTV signed an agreement with CONATEL to provide for the installation, operation, administration and maintenance of telecommunications infrastructure related to the Universal Service Fund. Under this agreement CANTV will provide for the connectivity of the civil records’ and notaries’ offices of the Ministerio del Poder Popular para las Relaciones Interiores y Justicia (the “Ministry of the Popular Power for Interior Affairs and Justice”). In addition, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the creation of a virtual private network that would connect 47 offices and 100 mobile identification units with the main office of the Oficina Nacional de Identificación y Extranjería (“ONIDEX”) (National Office of Identification and Immigration). The funding for the infrastructure of both projects will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV once the obligation is met and subject to certain other conditions.

The Telecommunications Law also provides for a tax regime applicable to all telecommunications service providers on the basis of annual revenues. These taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. These taxes are a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a maximum 0.5% tax for spectrum allocation, a 1.0% tax to create the Universal Service Fund, a 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax that was set at 4.5% of annual revenues in the year 2000 and subject to decreases of 1.0% per annum until 2005 after which time the supplemental tax was eliminated, and no supplemental tax will be paid thereafter.

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

These regulations also govern the system for pre-selecting domestic and international long distance carriers. Pursuant to the Regulations for Basic Telephony Services, an independent third party has been contracted to handle the pre-selection process under CONATEL’s supervision. The selected third party is the database administrator and is responsible for the supervision and migration of the long distance registry of consumers and the selections they make. This mechanism has been used successfully in several countries and is designed to provide equality to carriers and consumers. Consumers can also select the long distance carrier of their choice on a per-call basis by dialing the operator’s prefix before the desired phone number. CANTV provides both types of presubscription services to consumers.

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

New interconnection agreements are required to be consummated no later than 60 days following the receipt of a request for interconnection and are subject to review by CONATEL. Each new interconnection agreement must provide the rights and duties of each operator thereunder, which may be amended no later than two years from the execution of the agreement. In the event parties fail to enter into an interconnection agreement within 60 days, pursuant to the Interconnection Regulations CONATEL must establish the terms and conditions of interconnection between the two parties within 30 days, setting interconnection charges based on long-term incremental costs related to the provision of unbundled network elements. Until November 2002, in case of disagreement among the parties, CONATEL set interconnection charges based on a benchmark study. After that date, a long run incremental cost model was planned to be used to set the charges. As of May 18, 2007, CONATEL has not finalized the model to set the mobile charges. However, on December 20, 2006 CONATEL issued a legal resolution related to fixed charges. This model simplifies the current structure of charges and reduces the value of these charges by approximately 30% compared to the former long term incremental costs benchmarking. CANTV will renegotiate the interconnection agreements with all fixed and/or mobile operators during the second half of 2007 in order to adapt the changes established in the new resolution.

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

Administrative licenses for each service requested are subject to compliance with a set of specific criteria. The specific criteria are based on technological convergence and on the services promoted by the Telecommunications Regulations. While fixed local service operators are not subject to certain minimum service obligations applicable to domestic long distance service operators, they are required to have exchange facilities or access to exchange facilities, and be able to satisfy the demand for fixed local services in their assigned area. Also, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.3% of its access lines as of December 31, 2006. Domestic long distance operators are required to service all of the newly established five national geographical regions within two years following the receipt of an administrative license for this service. International long distance operators are required, at a minimum, to provide international long distance service between Venezuela and the United States, Colombia, Spain, Italy and Portugal within one year of obtaining an administrative license for this service and provide, within their second year of service, international long distance service between Venezuela and Ecuador, Peru, Mexico, Bolivia, Brazil and Canada.

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

Network Expansion, Modernization and Regulation for Quality Service

The Concession required the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and installation of public telephones each year until 2000. In accordance with the Concession, the Company filed with CONATEL certain network expansion and modernization plans. Each annual plan has been subject to CONATEL’s approval. On June 28, 2004, CONATEL enacted the Regulation for Quality Service, a new regulation for quality and service standards for Basic Telephony Services and Mobile operators effective in January 2005. The guidelines for the market opening in Venezuela included certain quality service standards that incorporate minimum and maximum targets. These guidelines were CONATEL’s basis to issue the Regulation for Quality Service applicable to all basic telecommunications service operators. This regulation established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which they have an adaptation period of up to three quarters to reach minimum and maximum targets established, which expired on December 31, 2005. Beginning in 2006, operators were required to present a quarterly report with the indicators by month and region, in which specific monthly deviations are permitted, and comply with the annual targets established by CONATEL. Annual targets and measurement methodology are subject to revision every two years. Defaults in compliance with these quality standards incur fines and total or partial revocation of the attributes and concessions granted nationwide or in specific regions.

As of December 31, 2006, the Company has delivered the required quarterly reports, complied with most of the targets established and has specific action plans to reach the remaining targets.

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

In addition to the price-cap mechanism, the Concession contemplated the implementation of a rate rebalancing program designed to allow CANTV to eliminate the subsidy provided by its long distance services to basic rent charges for residential customers. The program was intended to permit CANTV to offer competitive pricing for its international and domestic long distance services by the end of 2000. The Concession contemplated the implementation of certain specific rate rebalancing steps each quarter commencing in the first quarter of 1994. Due to the economic conditions existing in Venezuela since 1994, as well as other factors, rate rebalancing did not take place as contemplated by the Concession. On September 9, 1996, CANTV entered into the Rebalancing Agreement with the Government, which was intended to achieve the level of rate rebalancing originally contemplated by the Concession. Under this Rebalancing Agreement, effective January 1, 1997, CANTV was allowed to accelerate rate rebalancing. Prices for domestic and international long distance services were allowed to be reduced through 2000 and prices for local services were allowed to be increased. Due to further delays in tariff approvals, CANTV did not achieve the full rebalancing goals permitted under the Rebalancing Agreement. The Agreement reached in February 2000 allowed CANTV to achieve further rebalancing of its tariffs in 2000 consistent with the general rebalancing objectives of the Concession. The tariffs, as stipulated in the Agreement and detailed below, substantially reduce subsidies to local services, while bringing domestic and international long distance tariffs more in line with general industry benchmarks. See “—The Agreement.”

In February 2000, CONATEL and the Company entered into the Agreement allowing CANTV to increase rates in 2000. During 2000, two successive tariff increases went into effect, on March 23 and June 16, respectively. See “—The Agreement” and “—Regulation of Tariffs and Price Controls” for a discussion of the new rate regime.

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

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003. However, as a result of the tumultuous political events in Venezuela, none of the agreed tariff revisions became effective in January 2003 as expected. The Government instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators as a supplementary measure to the new exchange controls regime, by resolution published on February 13, 2003.

In April 2003, revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received authorizations for increases: (i) rates for non-residential basic services, which increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions, etc.); (ii) the application of a “charge per call established” for non-residential customers and (iii) rates for basic public telephony, which increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July 2003 and 2% in October 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

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

CANTV began administrative legal proceedings to resolve whether basic residential telecommunications services should be regulated by CONATEL, as established in the Telecommunications Organic Law of 2000, or by the Ministry of the Popular Power for Light Industries and Commerce, pursuant to the governmental price control decree. On August 5, 2003, the Supreme Court ruled that CONATEL is the organization responsible for regulating residential tariffs (until such time as there is effective competition in the residential telecommunications services market), despite the price controls established by the Ministry of the Popular Power for Light Industries and Commerce. CANTV has presented its request for a residential tariff increase to CONATEL, whose response is still pending.

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

The following table sets forth information regarding the Company’s rates for each component of residential and non-residential local service, domestic and international long distance calls, and public telephone service effective from July 1, 2001, through December 31, 2006:

	Maximum Tariffs Effective from July 1, 2001 through June 14, 2002	Maximum Tariffs Effective from June 15, 2002 through March 31, 2003	Maximum Tariffs Effective from April 1, 2003 through April 26, 2003	Maximum Tariffs Effective from April 27, 2003 through June 30, 2003	Maximum Tariffs Effective from July 1, 2003 through August 14, 2003	Maximum Tariffs Effective from August 15, 2003 through September 30, 2003	Maximum Tariffs Effective from October 1, 2003 through December 31, 2006
Residential Services
Installation
Primary line	48,931.82	58,589.81	60,912.60	60,912.60	60,912.60	60,912.60	60,912.60
Secondary line	13,593.99	16,271.57	16,922.43	16,922.43	16,922.43	16,922.43	16,922.43
Subscription
Without equipment	49,710.19	59,501.49	61,881.55	61,881.55	61,881.55	61,881.55	61,881.55
Basic Monthly Charge
Primary line
Plan A	5,315.34	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	8,155.05	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	9,172.24	N/A	N/A	N/A	N/A	N/A	N/A
Plan D(1)	14,271.42	N/A	N/A	N/A	N/A	N/A	N/A
Plan E(1)	18,860.02	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	44,979.07	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	6,173.43	6,420.37	6,420.37	6,420.37	6,420.37	6,420.37
Plan II	N/A	10,450.97	10,848.21	10,848.21	10,848.21	10,848.21	10,848.21
Plan III	N/A	13,145.15	13,670.96	13,670.96	13,670.96	13,670.96	13,670.96
Plan IV	N/A	53,838.50	55,992.04	55,992.04	55,992.04	55,992.04	55,992.04
Local usage (per minute)(2)
Plan A	33.06	N/A	N/A	N/A	N/A	N/A	N/A
Plan B	23.39	N/A	N/A	N/A	N/A	N/A	N/A
Plan C	21.36	N/A	N/A	N/A	N/A	N/A	N/A
Plan D(1)	18.77	N/A	N/A	N/A	N/A	N/A	N/A
Plan E(1)	17.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan F	7.09	N/A	N/A	N/A	N/A	N/A	N/A
Plan I	N/A	44.70	46.49	46.49	46.49	46.49	46.49
Plan II	N/A	31.93	33.21	33.21	33.21	33.21	33.21
Plan III
From 61’ to 240’	N/A	27.67	28.78	28.78	28.78	28.78	28.78
From 241’ to 480’	N/A	25.55	26.57	26.57	26.57	26.57	26.57
From 481’ to 900’	N/A	22.35	23.24	23.24	23.24	23.24	23.24
From 901’ to 1,800’	N/A	18.09	18.81	18.81	18.81	18.81	18.81
Over 1,800’	N/A	12.77	13.28	13.28	13.28	13.28	13.28
Plan IV(3)	N/A	14.11	14.11	14.11	14.11	14.11	14.11
Wireline Prepaid	63.83	67.94	70.66	70.66	70.66	70.66	70.66

Non-residential Services
Installation
Primary line	52,988.56	63,425.60	65,962.62	70,467.00	75,923.92	75,923.92	81,802.40
Secondary line	16,758.82	20,059.77	20,862.16	22,287.00	24,012.64	24,012.64	25,871.85
Subscription
Without equipment	97,815.83	117,062.39	121,765.69	130,082.00	140,154.03	140,154.03	151,005.60
Basic Monthly Charge
Primary line	15,742.67	18,843.47	19,597.00	23,159.98	24,587.01	24,587.01	26,101.96
Secondary line	1,946.19	2,331.92	2,425.20	2,866.10	3,042.70	3,042.70	3,230.17
Local usage (per minute)(4)	28.04	33.56	34.90	38.39	40.76	40.76	43.27
Domestic Long Distance(5)
Residential	128.63	153.97	159.60	159.60	159.60	159.60	159.60
Non-residential	128.63	153.96	159.60	180.00	188.40	188.40	197.40
International Long Distance(5)	462.47	521.80	435.34	435.34	435.34	434.95	432.67
Public Telephone Service(5)
Local Call	25.25	30.87	32.10	34.00	36.72	36.72	39.00
Domestic Long Distance	128.63	153.96	159.60	180.00	188.40	188.40	197.40
Premium	47.23	50.27	52.28	55.00	60.18	60.18	65.55

(1)	CANTV was permitted to modify Plans D and E and create new plans subject to a maximum basic monthly recurring charge of U.S.$62.61 and U.S.$64.91, respectively. These rates were originally issued in Venezuelan bolivars and translated into U.S. dollars at the exchange rate of Bs. 718.75 per dollar as of July 1, 2001.

(2)	Figures represent usage in excess of free minutes.
(3)	Local calls from CANTV’s network to other operator’s network (fixed to fixed traffic) are not included in the Flat Rate Plan.
(4)	Non-residential customers do not receive free minutes.
(5)	Charge per minute.

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

Residential customers can chose between five plans: four postpaid plans (Limited Plan, Classic Plan, Talk More for Less Plan and Flat Rate Plan) and one prepaid plan (Prepaid Plan).

The Limited Plan requires that the customer have only one telephone line and is limited to a maximum of 120 local minutes of average monthly use per quarter. If customers exceed this limit, they are automatically transferred to the Classic Plan.

In addition, the Company offers Free Nights and Weekends and Expanded Nights and Weekends flat rate plans and National Plan 3000 for domestic long distance, and offers País Preferido (“Preferred Country”), Mi Destino (“My Destiny”), Mi Super Destino (“My Super Destiny”) and Mi Mega Destino (“My Mega Destiny”) discount plans for international long distance and Habla por Llamadas (“Talk by Calls”) for local services. Tariffs for these offerings are not required to be approved by CONATEL.

Finally, wireless tariffs are unregulated, and only require information to be filed with CONATEL 15 days before the tariff’s effective increase date.

Competitive Framework

The Concession contains various provisions designed to introduce competition in the provision of telecommunications services. The Concession provides that CANTV had the right to provide switched, fixed telephone services in accordance with technological advances in basic telephony, local, national and international, on an exclusive basis until November 27, 2000, except in limited circumstances. For example, the Government had been permitted to grant concessions for basic telephone services to third parties before November 27, 2000 to (i) serve population centers with 5,000 or fewer inhabitants if CANTV was not providing telephone services in such areas and did not contemplate doing so and (ii) serve population centers with more than 5,000 inhabitants if CANTV had not installed an automatic switching center within a specified period or the Government determined that CANTV had materially failed to meet the Concession’s network expansion, modernization or service quality terms for two consecutive years, and believed that such action would markedly improve the existing situation.

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

Basic Telephone Services

Basic telephone services include fixed local services, domestic long distance and international long distance services. As of April 30, 2007, companies such as Movistar, Digitel, Veninfotel and Intercable have obtained administrative licenses from CONATEL to provide fixed local telephone services; companies such as Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone and Totalcom have obtained an administrative license to provide domestic long distance services and companies such as Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone, LD Telecom, Convergia and Intercall have obtained administrative licenses from CONATEL to provide international long distance services.

The Company, like most telephone companies in the world, also competes in international telephone services with a number of alternative services including calling cards, the rerouting of calls by other international operators, leased private line networks for large telecommunications providers and “call-back” services. As in many other countries, the costs of local telephone service in Venezuela were historically subsidized by revenues from international services, thereby causing the price of international services to remain significantly above their cost. The Company has introduced different discount plans for International Long Distance Services to offer alternative plans competitive with those of other international service providers. These plans include Preferred Country, My Destiny, My Super Destiny and My Mega Destiny. CANTV offers the “Isla Margarita” international prepaid calling card, which is being initially distributed in the state of Florida, U.S. This product is designed to capture international incoming traffic originating in the U.S. and take advantage of that country’s growing Latino market.

CANTV is continuously evaluating the impact of the new market entrants on its market share for basic telephone services. As of April 30, 2007, the Company does not believe that, in the short term, any loss of market share attributable to the entry of competitors into the market for basic telephone services is likely to have a material adverse impact on its financial condition or results of operations.

Public Telephone Services

As of April 30, 2007, CANTV, Movistar and Digitel were the legal providers of public telephone service in Venezuela. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.3% of its access lines as of December 31, 2006.

Wireless Telephone Services

The Company faces competition in wireless services from Movistar and Digitel. Movistar began its operations one year earlier than Movilnet, and Digitel began its operations in 1999. According to figures published by CONATEL, Movilnet’s market share was approximately 41.5% and 42.1% at December 31, 2005 and 2006, respectively; Movistar’s market share was approximately 43.2% and 42.5% at December 31, 2005 and 2006, respectively; and Digitel’s market share was 15.3% and 15.3% at December 31, 2005 and 2006, respectively.

On March 8, 2004, Bellsouth Corporation, sold its interests in its 10 Latin American operations (including Telcel, C.A. in Venezuela) to Telefónica. Beginning in April 2005, Telcel, C.A. changed its market branding to Movistar, as part of a Telefónica’s campaign to unify the brands of all its wireless subsidiaries. Telefónica, through its subsidiary Telefónica Venezuela Holding B.V., continued to hold a 6.91% interest in CANTV at December 31, 2006.

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

Competition in the services provided by the Company may arise from a variety of new entrants, including telecommunications service providers from other countries. Such competitors will be able to provide telecommunications services through either newly installed facilities and networks or facilities and networks of existing providers. As of April 30, 2007, the Venezuelan telecommunications market is composed of fixed local telephone and public telephony service providers, such as CANTV, Movistar, Digitel, Veninfotel and Intercable; domestic long distance service providers, such as CANTV, Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone and Totalcom; international long distance service providers, such as CANTV, Movistar, Digitel, Veninfotel, New Global Telecom, Entel, Multiphone, LD Telecom, Convergia and Intercall; wireless service providers, such as Movilnet, Movistar, and Digitel; data transmission service providers, such as CANTV, Movistar, New Global Telecom, Totalcom, Impsat, Comsat, Bantel, NetUno, Procedatos, Satelca, Genesis Telecom Equant and Charter International; Internet service providers, such as CANTV.Net, Movistar, Etheron, Genesis Telecom, New Global Telecom, Totalcom, NetUno, Procedatos, Impsat, Equant, Comsat, Charter International, Intercable, SuperCable, CNTI, IFX Networks, Daycohost and Viptel; paging operators, such as Telemensajes Metropolitanos and TeleKontacto; trunking service providers, such as Movistar, Procedatos, Satelca, Americatel, Radio Móvil Digital, Conmóvil and Evcon; and Cable TV operators, such as SuperCable, NetUno, Intercable, Cablevisión and DirecTV. These telecommunications service providers and other market entrants may establish customer relationships, as well as other capabilities and resources, to expand their current service offerings. The Company believes that its competitors will target large clients, top-tier non-residential customers and high-income residential customers.

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

Concession and Other Fees

The Telecommunications Law provides for taxes calculated on the basis of annual revenues to be paid to the Government by all telecommunications providers as follows: a 2.3% activity tax, a 0.5% tax to cover CONATEL’s activities, a 0.5% tax for spectrum allocation, 1.0% to create the Universal Service Fund and 0.5% to create the Telecommunications Training and Development Fund. In addition to the taxes previously described, cellular providers were subject to a cellular supplemental tax starting at 4.5% of annual revenues in the year 2000 and decreasing 1.0% per annum up to 2005 when the cellular supplemental tax was eliminated. These taxes replaced the annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. As a consequence, cellular providers were subject to several taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. In 2006, the cellular supplemental tax of 0.5% was eliminated and the annual concession fee for cellular services providers is now 4.8% of billings. These taxes became effective on January 1, 2001, and supersede taxes established in the Concession.

The Concession provides that, without the prior authorization of CONATEL, CANTV may not transfer or assign, in whole or in part, the concession granted thereby or the obligation to fulfill such concession. It further provides that the control of CANTV may not be assigned or transferred without the approval of the Government. In case of war, rebellion or other circumstances constituting a serious threat to national defense and security, the Government may replace CANTV as the holder of the Concession and take possession of the assets, equipment, facilities and accounting records of CANTV. In such an event, the Government is required to restore all assets, equipment, facilities and records at the end of the period during which such circumstances occurred and provide CANTV compensation for those damages imputable to the Government which CANTV can demonstrate as having resulted directly from such action.

The Concession is for 35 years ending in 2026, and may be renewed for an additional period of 20 years subject to the approval by the Government and satisfactory performance by CANTV of its obligations under the Concession. The Concession may be revoked and terminated before its scheduled expiration date in the event of a material breach of the Concession by CANTV, as determined by CONATEL, including (i) the assignment or transfer of the Concession, in whole or in part, without prior authorization of the Government; (ii) the engagement by CANTV in practices obstructing or restricting free competition in those areas open to competition; (iii) the complete or partial interruption of services provided by CANTV, except in the case of a local or national catastrophe or with the Government’s authorization; (iv) the failure to pay the concession fee or annual taxes specified in the Concession; (v) the liquidation or bankruptcy of CANTV; (vi) the failure to renew or the lapse of the surety bond delivered by CANTV under the Concession; (vii) the failure to meet, on an annual basis, 80% of any of the modernization and expansion goals specified in the Concession, without the prior authorization of the Government, applicable until 2000 and (viii) the failure to meet the targets of quality standards coverage and efficiency determined by CONATEL. The Concession provides that if termination occurs pursuant to any of the above circumstances, CANTV will be required to indemnify the Government in an amount equivalent to 5% of CANTV’s revenues for the most recent fiscal year for which audited financial statements are available upon notification by the Government.

Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to an amount determined by an expert and independent entity agreed by the Government and CANTV.

In addition to revocation, CONATEL has the power to impose sanctions on CANTV for certain violations of the Concession. Sanctions may include public censure or a fine of up to a maximum amount of 1% of CANTV’s billings for the most recent fiscal year for which audited financial statements are available. Violations that may lead to sanctions, in addition to those mentioned above for termination, include (i) failure to give customers equal treatment; (ii) assignment or transfer of goods and equipment used in telecommunications services without prior authorization of the Government; (iii) failure to prevent unauthorized installations of equipment that result in damage to the telecommunications network; (iv) installation of faulty, obsolete or unauthorized telecommunications equipment; (v) performance of unauthorized telecommunications services; (vi) charges to customers in excess of the approved tariffs; (vii) obstruction of inspections ordered by CONATEL; (viii) violation of labor laws or the applicable union contract and (ix) failure to present or comply with a proper numbering plan.

Surety Bond

The Company has delivered, as required by the Concession, a surety bond to the Government to guarantee the performance of its obligations under the Concession. The bond must be renewed every two years during the term of the Concession, including any extensions thereof.

Other

Until 2000, the Concession also required that CANTV implement a public telephony program in population centers having 5,000 or fewer inhabitants without telephone service, including providing for the annual installation of at least one public telephone in each of at least 20 such population centers. CANTV was in compliance with this requirement. Under the Regulations for Basic Telephony Services, fixed local service operators are required to install a number of public telephones equal to at least 3% of their lines in use. CANTV had a number of public telephones equal to 3.3% of its access lines as of December 31, 2006. The Telecommunications Regulations require that the Company annually publish printed telephone directories that include all non-private customer listings; the directories are made available annually to all fixed telephone service customers, and a classified directory is provided.

Additional Concessions

The Cellular Concession was granted to Movilnet in May 1992 and has an initial term of 20 years. Subject to certain conditions, the Cellular Concession is renewable for another 20-year term. The Cellular Concession gave Movilnet the right to interconnect with CANTV’s basic network and required the payment to CONATEL of an annual concession fee then equal to 10% of billings. The Telecommunications Law eliminated the annual cellular concession fee and established that cellular services providers are subject to several supplemental taxes starting at 9.3% of annual revenues in the year 2001 and decreasing by 1.0% per annum until 2005. In 2006, the cellular supplemental tax of 0.5% was eliminated and the annual concession fee for cellular services providers is no 4.8% of billings. The Cellular Concession requires that Movilnet expand and digitalize the cellular network, improve the quality and productivity of cellular services when technically, materially and economically feasible as well as provide certain rural, public and emergency services. Compliance with the requirements of the Cellular Concession is monitored by CONATEL. Movilnet expects to exceed both the demand and quality of service requirements mandated by the Cellular Concession and all non-market-based Cellular Concession obligations such as rural service, emergency service and public phone service. Movilnet has fully complied with all Concession mandates.

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

CANTV.Net also offers fax and voice-mail with alert messages to pagers and cellular telephones, enhanced fax, computer network management, and professional services including outsourcing of telecommunications networks. The Value-Added Services Concession was expanded to include VPN, access to extranets and intranets, electronic banking, video conferencing and Fax Over IP.

In accordance with the Concession, services provided pursuant to the Cellular and Value-Added Services Concessions may not be subsidized by CANTV.

Item 4A.    Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

Executive Summary

The Company provides substantially all of its services in Venezuela and a large portion of its operating revenues are derived from Venezuelan domiciled customers and from settlements with international carriers for calls completed in Venezuela. The Company’s operating revenues are derived from domestic telephone services, including public telephones and rural telephone services, and from international telephone services, wireless services, directory information services, Internet access, data transmission, and other value-added services. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including broadband, VPN, SAT, late payment charges, reconnection fees and miscellaneous charges. Revenues from other telecommunications-related services primarily include Internet-related services and directory information services. Internet-related services include Internet access via dial-up or dedicated channels and network administration outsourcing.

Local and domestic long distance services generated 30.6%, 23.8% and 17.7% of the Company’s operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

International long distance services generated 2.7%, 2.3% and 1.8% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from international long distance depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates.

Revenues from other wireline-related services represented 14.6%, 14.5% and 13.2% of the total revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission and broadband services, including VPN, VSAT and Frame Relay, late payment charges, reconnection fees and miscellaneous charges.

Revenues from wireless services comprised 30.7%, 38.9% and 47.7% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), basic monthly recurring charges, usage charges, revenues from handsets and equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers.

Other telecommunications-related services generated 3.4%, 3.8% and 4.6% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from other telecommunications-related services depend on the number of subscribers, the competitiveness and range of Internet access products offered, sales of directory information and advertising space in print directories and the success of marketing strategies for new products.

In general, the Company has increased employee productivity, realigned operations by key customer groups and improved network planning and design. The Company has also made substantial progress on its network expansion and modernization program. The number of fixed access lines in service increased from 3,404,607 as of December 31, 2005 to 3,915,326 as of December 31, 2006. However, due to the implementation of stricter collection policies, the Company permanently disconnected an aggregate of 255,736 lines during 2006. Access lines in service totaled approximately 3,915,326 as of December 31, 2006, of which 89.7% were digital. The number of wireless subscribers increased from 5,188,170 as of December 31, 2005 to 7,917,949 as of December 31, 2006, due in part to the continued success of prepaid services programs and aggressive promotions. The number of Internet subscribers also grew, from 529,199 at December 31, 2005 to 636,307 at December 31, 2006.

Demand for telephone services in Venezuela and the Company’s financial condition and results of operations have been, and are expected to continue to be, influenced by the state of Venezuela’s economy. In

2006, not considering petroleum-related activities, Venezuela’s GDP increased by 11.7%, in part due to the expansion of domestic aggregate demand, both public and private. The communications sector grew 23.2% in 2006, driven by the economic expansion.

As the established operator, CANTV’s rates are subject to a price-cap mechanism using inflation rates based on the WPI and devaluation rates in an effort to maintain the value of the tariffs in real terms. Most recently, residential tariffs have not been subject to revision and remain unchanged pursuant to the price control regime adopted by the Government on February 13, 2003. Non-residential tariffs have also remained unchanged. Inflation in Venezuela, as measured by the CPI, was 19.2%, 14.4% and 17.0% during 2004, 2005 and 2006, respectively. Inflation as measured by the WPI was 22.4%, 14.2% and 15.9% during these years, respectively. Devaluation of the bolivar against the U.S. dollar was 20.0% and 12.0% for the years ended December 31, 2004 and 2005, respectively. During the year ended December 31, 2006 there was no official devaluation of the bolivar against the U.S. dollar.

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

During 2005 and 2006, the country experienced strong growth in imports supported by fiscally stimulated demand growth, the real appreciation of the exchange rate and continued easing of exchange controls.

The communications sector had positive growth of 23.2% in 2006, driven by the economic expansion, the improvement in the standard of living of lower income segments of the population and the mobile market dynamism.

Given its reliance on fiscal oil revenues to support spending, economic growth will remain vulnerable to fluctuations therein.

Introduction

Basis of Financial Data

The information in this section should be read in conjunction with the Audited Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Form 20-F. All the information presented in this Form 20-F with respect to business strategy, plans and trends, as well as the consolidated financial statements, have been prepared based on the current strategic business plan (2007-2011), which was approved in 2006. The consolidated financial statements as of December 31, 2006 have been prepared based on events and facts known until February 15, 2007, the date on which the Board of Directors approved their issuance.

The Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS, issued by the IASB, which comprise: (i) IFRS, (ii) IAS and (iii) IFRIC or the former SIC, and under the historical cost convention.

There are important differences between IFRS and U.S. GAAP. See Notes 26 and 27 to the Audited Consolidated Financial Statements also included in this Form 20-F for a description of the principal differences between IFRS and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income reported under IFRS for the years ended December 31, 2004, 2005 and 2006, and total shareholders’ equity as of December 31, 2005 and 2006.

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

In December 2002, the Company and CONATEL finalized an agreement on tariffs to apply during 2003 for basic telephony services. However, as a result of the tumultuous political events in Venezuela at the time, none of the agreed tariff revisions became effective in January 2003 as expected. The Government instituted price controls on the maximum residential tariffs that may be applied by telecommunications operators pursuant to the price control regime adopted by the Government on February 13, 2003. The adoption of the price controls also had the additional effect of delaying the approval of the new tariffs applicable to CANTV in 2003. As a result of the price controls, the Company was unable to increase 2003 residential tariffs by the estimated 24% agreed upon in the December 2002 CONATEL negotiations. The impact on revenues and net income due to the absence of residential tariff increases during 2003 resulted in an estimated reduction of Bs. 69.6 billion in revenues and Bs. 45.3 billion in net income due to the related telecommunications and income taxes of Bs. 24.2 billion. The price controls had no significant impact on cost increases.

Revised maximum tariffs were allowed for certain non-residential services and were applied during April, July and October of 2003 pursuant to resolution No. 255 dated March 18, 2003 published in the Official Gazette of Venezuela No. 37,669 on April 10, 2003, and effective April 27, 2003. In connection with the revised tariffs, during 2003 only the following services received authorizations for increases: (i) rates for non-residential basic services, which increased 39.85% for basic rent, 30.17% for local services and 29.61% for domestic long distance and other miscellaneous services (installations, subscriptions, etc.), (ii) the application of a “charge per call established” for non-residential customers and (iii) rates for basic public telephony, which increased in a range from 27.63% to 31.63%. These increases included the extraordinary adjustments to provide for the deviations from the projected inflation and devaluation estimated between CANTV and CONATEL, which were up to a maximum of 2% in July 2003 and 2% in October 2003, and 5% in January 2004, respectively. Extraordinary adjustments were not applied for fixed to mobile and International Long Distance Services tariffs. Residential tariffs were not subject to revision and have remained unchanged pursuant to the price control regime adopted on February 13, 2003.

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

The new price control regime for telecommunications services represents a reversal of policy and a troubling development that limits the ability of the Company to raise its prices in order to keep pace with future changes in currency exchange rates, inflation in Venezuela and other developments. If the Company is unable to change its prices in response to market conditions, its financial condition and results of operations could be adversely affected. As in the past, delays and variances in the price control system may cause the inflation rate used as a basis for adjustment of CANTV’s other tariffs to differ from the rate of inflation prevailing during the period in which adjustment is made. Therefore, in periods of increasing inflation CANTV’s rates may not always fully offset the effects of inflation. Increases in inflation may also cause a reduction in the real value of CANTV’s accounts receivable balance. Also, to the extent that CANTV’s rates are adjusted on the basis of agreed projected exchange rates, the devaluation of the bolivar, together with the inability of the Company to raise its residential tariffs to compensate for exchange losses and inflation while the current price control system remains in effect, could result in an adverse effect on the Company’s financial condition and results of operations.

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

Local and domestic long distance services generated 30.6%, 23.8% and 17.7% of the Company’s operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from local and domestic long distance services depend on the number of access lines in service, utilization of the network as measured by minutes or seconds of use, the rates charged by the Company to its customers and the number, availability and utilization of public telephones.

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

International long distance services generated 2.7%, 2.3% and 1.8% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. International long distance revenues are generated by outbound traffic billed to the consumer market at local regulated rates and the settlement with international carriers for traffic to/from Venezuela from/to foreign countries at rates which are subject to the approval of the local regulator and the respective foreign agency. Revenues are generally collected by the originating carrier and shared with the terminating carrier through international agreements. Revenues from international long distance depend on the volume of traffic, the rates charged by the Company to its customers and the settlement rates agreed with each foreign carrier. In recent years, certain international operators, including operators in the United States, have reduced settlement rates. In 1997, the U.S. Federal Communications Commission adopted a “report and order” standard that has significantly reduced international long distance telephone rates by setting new, lower benchmarks in international settlement rates. This order was in effect from January 1, 1998 until December 31, 2002.

Since 2002, rates are settled pursuant to commercial agreements negotiated directly with the carriers that follow current market trends and consider internal pricing strategies. Most agreements signed with foreign carriers include rates based on the volume of traffic.

Revenues from data transmission, including broadband and other wireline-related services, represented 14.5%, 14.5% and 13.3% of the total revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from other wireline-related services consist of interconnection facilities charges, data transmission services, including VPN, VSAT and Frame Relay, late payment charges, and miscellaneous charges. The Company’s ADSL services have become a significant and growing source of revenue, derived from Internet access to broadband services and transmission. ADSL customers grew 55.0% and 82.3% in 2005 and 2006, respectively.

Revenues from wireless services comprised 30.7%, 38.9% and 47.7% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Revenues from wireless services consist primarily of charges paid to the Company for calls terminating on its network (interconnection facilities revenue), basic monthly recurring charges, usage charges, revenues from handsets and equipment sales, and activation fees. Revenues from wireless services depend on the number of cellular subscribers, utilization of the network as measured by minutes or seconds of use and rates charged by the Company to its customers. Usage charges are based on the “calling party pays” principle under which, subject to certain exceptions, the Company’s wireless customers are charged only for calls they originate. The Company charges a usage fee to non-wireless customers accessing the Company’s wireless network.

Revenues from other telecommunications-related services primarily include Internet-related services and directory information services and represented 3.4%, 3.8% and 4.6% of the total revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Internet-related services include Internet access via dial-up and broadband or dedicated channels. The Company earns directory information services revenues from sales of advertising space in its printed White Pages and Yellow Pages, sales of information from its database, and electronic dissemination of information. Revenue is recognized based on the point-of-publication method as directories are distributed.

The Company’s operating expenses mainly consist of a provision for uncollectibles, operations, maintenance, repairs and administrative expenses, labor and benefits, cost of sales of wireless equipment, depreciation and amortization, interconnection costs, and concession and other operating taxes, and other expense (income), net. Additionally, operating expenses in 2004, 2005 and 2006 include the additional pension obligation expense due to the Supreme Court ruling.

The provision for uncollectibles is an estimate that reflects the anticipated loss due to uncollectible accounts receivable. The provision for uncollectibles comprised 2.2%, 0.7% and 1.0% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company’s operations, maintenance, repairs and other expenses represented 26.9%, 23.9% and 22.6% of the Company’s operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. The Company’s operations, maintenance, repairs and other expenses for the year ended December 31, 2006 are comprised of contractors (46.1%), materials (23.6%) and other expenses (30.3%). Contractors include expenses related to services rendered to the Company related to maintenance and customer services, as well as audit, legal and consulting fees. Materials costs include use of inventories, spares and supplies and the provisions for obsolescence and net realizable value of inventories. Other expenses include the costs related to provision for litigation and advertising, among others.

Cost of sales of wireless equipment represented 6.8%, 14.6% and 17.3% of total operating revenues. The increased trend in sales and inventory equipment for sale balances have increased substantially during the period under the current exchange controls regime, since the Company has increased its participation as direct importer and distributor of cellular handsets, combined with the Company’s strategy to increase its wireless customers base by offering different price promotions.

In September 2004, the Social Chamber of the Supreme Court issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of AJUPTEL-Caracas against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment was administered by a lower court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries.

On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court appointed two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon the written request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage effective from and retroactive to February 1, 2007. In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that, beginning September 1, 2006, CANTV must adjust all retirees’ pensions that were lower than the official minimum urban wage to the new official minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the official minimum urban wage.

On December 13, 2006, the two new independent experts delivered their final determination of the actual amounts due and payments to retirees to the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the official minimum urban wage pursuant to the Execution Court’s decision. However, CANTV appealed the decision, expressing disagreement with the experts’ methodology and benefits calculation, mainly in those cases in which pension adjustments for retirees earning less than the official minimum urban wage would result in payments in excess of the official minimum urban wage. For the years ended December 31, 2004, 2005 and 2006, the Company recorded provisions of Bs. 44.4 billion, Bs. 694.6 billion and Bs. 23.0 billion, respectively, to cover this additional obligation. In 2006, CANTV created a trust funded with Bs. 153.9 billion in order to cover the retroactive obligation as a result of the Supreme Court ruling of which Bs. 94.1 billion has been paid through March 31, 2007. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

On April 16, 2007, the Second Superior Labor Court of the Metropolitan Area announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court. See Item 8. “Financial Information—Other Financial Information—Subsequent Events.”

Labor and benefits expenses represented 19.5%, 17.7% and 16.9% of the Company’s total operating revenues for the years ended December 31, 2004, 2005 and 2006, respectively. Such expenses depend on the number of employees, changes in wages and benefits negotiated in collective bargaining agreements, pension plan assumptions, employee productivity and procurement efficiencies, together with other factors. The Company had 9,468 employees at December 31, 2006 compared to 9,199 employees at December 31, 2005. At May 15, 2007, the Company had 8,623 employees.

On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covering some 3,500 union employees in 28 unions was retroactive to June 18, 2002. The new agreement provides for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provides for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003, to compensate for the lack of wage increases since the expiration of the contract. This agreement was due to expire in June 2004 but remained in force pursuant to the Labor Law which allows up to three years for expiration until a new labor agreement is reached.

In February 2004 FETRATEL presented a proposal to the Ministry of the Popular Power for Labor and Social Security to negotiate a new contract to replace the June 2002 agreement. CANTV presented a proposal to FETRATEL to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, pursuant to the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the execution of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension, aggravating relations among the unions’ leaders. The extension expired on August 30, 2005 once the 2005-2007 labor agreement was finalized upon its filing with the Ministry of the Popular Power for Labor and Social Security, effective retroactively from June 18, 2005. The 2005-2007 labor agreement included for 2005 a salary increase of Bs. 70,000 for all employees covered by the agreement, a one-time special bonus of Bs. 4,714,285.71 and the inclusion of the variable salary portion derived from the average productivity of the last 12 months as part of the basic remuneration of each employee. For 2006, the inclusion of the variable portion to the basic salary was also applied and the payment of a special bonus of Bs. 1,000,000 was made. In addition, some severance and other benefits were improved.

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

Interest income and exchange gain, net, consists of net foreign exchange gain or loss, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary liabilities denominated in U.S. dollars and other foreign currencies. During 2005, the foreign exchange gain, net, mainly resulted from a Bs. 39.4 billion gain recognized from the sale of the non-core investment in INTELSAT, previously recorded as translation adjustment in a separate account in equity.

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

On December 28, 2001, the Government published, in the Extraordinary Official Gazette of Venezuela No. 5,566, Law N° 71, including the Reforma de la Ley de Impuesto Sobre la Renta (Partial Amendment of the Income Tax Law). This Amendment does not allow the imputation of foreign losses to domestic income or losses and establishes that the financial income to be considered shall be that approved by the Shareholders’ Assembly on the basis of the consolidated financial statements and a 1% advance tax shall be paid in case of stock dividends declared. Additionally, it eliminates the provision for non-deductibility of expenses in cases where the income tax withholding agents do not comply with their special income tax withholding duties. Certain interpretations of the Venezuelan Income Tax Law concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation was not accepted by SENIAT. Accordingly, the Company stopped recording investment tax credits since January 1, 2005. On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006.

On September 25, 2006, the Venezuelan Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of investment tax credits for telecommunications companies for five additional years.

The Company records income taxes in accordance with IAS 12, which requires the recognition of assets and liabilities for the accounting of deferred income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) tax credits and losses carryforwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. Deferred income tax provides for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years. Differences between tax and book bases of property, plant and equipment generate a deferred tax asset since property, plant and equipment are adjusted for inflation for tax purposes creating a higher tax base which will be realized in the future through a higher depreciation expense deductible for tax purposes, while pension plan and other post-retirement benefit obligation liabilities also generate a deferred tax asset which will be reversed in the future when payments and contributions will be made.

During 2004, 2005 and 2006 the Company recorded total taxes for Bs. 324,212, 443,042 and 615,768, respectively, detailed as follows:

	2004	2005	2006
	(in millions of bolivars)
Taxes
Income tax	91,193	147,881	186,576
Concession taxes	172,129	210,002	285,537
Municipal taxes	6,496	13,798	10,265
Value-added tax	21,878	46,901	59,759
Bank debit tax	18,082	20,072	2,427
Municipal tax on telecommunications services		—	65,603
Other taxes	14,434	4,388	5,601

Total	324,212	443,042	615,768

In addition the Company is subject to the payment of labor contributions, including Seguro Social Obligatorio (“Social Security”), Seguro de Paro Forzoso (“Unemployment”), Ley de Política Habitacional (“Housing Policy Law”) and Instituto Nacional de Cooperación Educativa (“Worker training”), among others. For the years ended December 31, 2004, 2005 and 2006, the expense recorded for these contribution in the Company’s consolidated results are as follows:

	2004	2005	2006
	(in millions of bolivars)
Contributions
Social security	12,613	15,557	20,301
Unemployment	2,256	3,842	5,437
Housing policy law	3,904	4,955	5,619
Worker training	4,127	5,174	6,631
Other contributions	—	3,119	3,191

In the normal course of business and as limited by applicable credit agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. See Note 21 to the Audited Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Key Data for the Years Ended December 31, 2004, 2005 and 2006

The following table sets forth key data of the Company for the years ended December 31, 2004, 2005 and 2006, and presents each amount as a percentage change from the prior year:

	Year Ended December 31,
	2004	2005	% increase (decrease) from prior year	2006	% increase (decrease) from prior year
Wireline Services:
Lines:
Access lines in service:
Residential	2,201,345	2,384,672	8.3	2,701,113	13.3
Non-residential	604,432	625,446	3.5	651,794	4.2
Public telephony	95,261	104,558	9.8	112,974	8.0
ADSL	159,003	289,931	82.3	449,445	55.0

Total	3,060,041	3,404,607	11.3	3,915,326	15.0

	Year Ended December 31,
	2004	2005	% increase (decrease) from prior year		2006	% increase (decrease) from prior year
Access lines digitalization	83.2%	86.4%	320	bps	89.7%	330	bps
Utilization ratio	87.5%	88.5%	100	bps	88.7%	20	bps
Access lines per 100 inhabitants	11.7	12.8	9.4		14.5	13.3
Access lines per CANTV employee	450	550	22.2		650	18.2

Call Volume:
Local unbundled minutes (billed):(1)
Residential	6,097	6,058	(0.6)		5,486	(9.4)
Non-residential	3,188	3,174	(0.4)		2,869	(9.6)
Public telephones	491	312	(36.5)		134	(57.1)
Telecommunication Centers	305	363	19.0		344	(5.2)

Total	10,081	9,907	(1.7)		8,833	(10.8)

Local bundled minutes consumed:(2)
Residential	3,228	3,447	6.8		3,188	(7.5)
Non-residential	826	611	(26.0)		442	(27.7)

Total	4,054	4,058	0.1		3,630	(10.5)

Total bundled and unbundled minutes	14,135	13,965	(1.2)		12,463	(10.8)

Domestic long distance:
Residential	462	507	9.7		533	5.1
Nights and weekends	955	729	(23.7)		630	(13.6)
Non-residential	643	657	2.2		625	(4.9)
Public telephones	85	56	(34.1)		32	(42.9)
Telecommunication Centers	190	227	19.5		217	(4.4)

Total	2,335	2,176	(6.8)		2,037	(6.4)

International:
Incoming minutes	233	427	83.3		588	37.7
Outgoing minutes(3)	236	304	28.8		416	36.8

Net settlement minutes	(3)	123	N.M.		172	39.8
Incoming/outgoing ratio	0.99	1.40	42.3		1.41	0.7
Outgoing minutes charged to customers(3)	239	263	8.8		315	19.8

Interconnection:
Local fixed to mobile:
Residential	535	611	14.2		723	18.3
Non-residential	594	697	17.3		774	11.0
Public telephones	180	288	60.0		322	11.8

Total	1,309	1,596	21.9		1,819	14.0

Domestic long distance fixed to mobile:
Residential	196	224	14.3		316	41.1
Non-residential	265	331	24.9		415	25.4
Public telephones	149	217	45.6		310	42.9

Total	610	772	26.6		1,041	34.8

	Year Ended December 31,
	2004	2005	% increase (decrease) from prior year		2006	% increase (decrease) from prior year

Incoming:(4)	1,734	1,951	12.5		1,797	(7.9)

Wireless Services:
Wireless subscribers:
Postpaid	221,938	254,790	14.8		356,109	39.8
Prepaid	2,884,425	4,933,380	71.0		7,561,840	53.3

Total	3,106,363	5,188,170	67.0		7,917,949	52.6

Average wireless subscribers	2,893,719	4,147,267	43.3		5,758,447	38.8

Minutes of use outgoing (collect):(1)
Postpaid	383	489	27.7		748	53.0
Prepaid	1,307	1,326	1.5		1,751	32.1

Total	1,690	1,815	7.4		2,499	37.7

Minutes of use outgoing (bundled)(2)	839	1,684	100.7		3,542	110.3

Minutes of use incoming:(5)
Fixed to mobile	135	216	60.0		419	94.0
Mobile to mobile	237	310	30.8		489	57.7

Total	372	526	41.4		908	72.6
Total minutes of use (collect + bundled + incoming) (in millions)	2,901	4,025	38.7		6,949	72.6

% Penetration(6)	11.8%	19.5%	770	bps	29.3%	980	bps

Short message service (SMS) (in millions)	3,976	6,675	67.9		10,698	60.3

Internet Services:
ADSL subscribers	159,003	289,931	82.3		449,445	55.0
Dial-up subscribers	203,566	239,268	17.5		186,862	(21.9)

Total	362,569	529,199	46.0		636,307	20.2

Total employees:
CANTV	6,796	6,185	(9.0)		6,022	(2.6)
Subsidiaries	2,587	3,014	16.5		3,446	14.3

Total	9,383	9,199	(2.0)		9,468	2.9

Financial statistics:
Average interest rates(7)	7.93%	8.63%	70	bps	6.16%	(247	)bps
Average outstanding borrowings	227,998	221,753	(2.7)		73,538	(66.8)

Economic statistics:
Increase in the CPI	19.2%	14.4%	(480	)bps	17.0%	260	bps
Increase in the WPI	22.4%	14.2%	(820	)bps	15.9%	170	bps
Exchange rate at the end of year	1,920	2,150	12.0		2,150	—

(1)	Represents billed minutes of use, excluding free minutes included in certain of the Company’s tariff plans, in millions of minutes.
(2)	A “bundled minute” refers to minutes included in the various monthly rate plans. Any minute in excess of what is included in the rate plan is billed separately and is termed “unbundled minutes.” Certain plans such as “Nights and Weekends” allow unlimited usage, so there is no direct correlation between usage and revenues for minutes generated under those plans.

(3)	Outgoing net settlement minutes are measured on settlement periods negotiated with each carrier which may differ from the dates customers are billed.
(4)	Interconnection incoming minutes excluding minutes from Movilnet.
(5)	Interconnection incoming minutes excluding minutes from CANTV.
(6)	Subscribers as a percentage of total population.
(7)	Average of outstanding borrowing interest rates in bolivars, U.S. dollars and Japanese Yen.
N.M.	Not Meaningful

Results of Operations for the Years Ended December 31, 2004, 2005 and 2006

The following table sets forth the results of operations of the Company for the years ended December 31, 2004, 2005 and 2006, expressed in millions of bolivars, and presents each amount as a percentage of total operating revenues, and as a percentage change from the prior year:

	Year Ended December 31,
	2004		2005			2006
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year	Bs.	% of total operating revenues	% increase (decrease) from prior year
	(millions of bolivars, except per share and per ADS data)
Operating revenues:
Local services(1)	891,685	23.2	912,042	17.9	2.3	920,574	13.5	0.9
Domestic long distance	280,799	7.4	296,380	5.9	5.5	284,253	4.2	(4.1)

Local and domestic long distance	1,172,484	30.6	1,208,422	23.8	3.1	1,204,827	17.7	(0.3)
International long distance	106,159	2.8	113,380	2.2	6.8	132,818	2.0	17.1
Net settlements	(2,015)	(0.1)	2,055	0.1	N.M.	(10,924)	(0.2)	N.M.

International long distance	104,144	2.7	115,435	2.3	10.8	121,894	1.8	5.6
Fixed to mobile—outgoing calls	612,784	16.0	751,561	14.8	22.6	922,810	13.6	22.8
Interconnection incoming	81,890	2.1	97,963	1.9	19.6	91,307	1.3	(6.8)
Data transmission	385,343	10.0	542,112	10.7	40.7	687,191	10.1	26.8
Other wireline-related services(2)	170,893	4.5	200,662	3.8	17.4	213,735	3.2	6.5

Total wireline services	2,527,538	65.9	2,916,155	57.3	15.4	3,241,764	47.7	11.2
Wireless services	982,436	25.6	1,550,489	30.5	57.8	2,670,984	39.3	72.3
Wireless equipment sales	195,077	5.1	431,169	8.4	121.0	571,654	8.4	32.6

Total wireless services	1,177,513	30.7	1,981,658	38.9	68.3	3,242,638	47.7	63.6
Other telecommunications-related services(3)	130,608	3.4	190,579	3.8	45.9	313,265	4.6	64.4

Total operating revenues	3,835,659	100.0	5,088,392	100.0	32.7	6,797,667	100.0	33.6

Operating expenses:
Labor and benefits	747,451	19.5	898,016	17.7	20.1	1,147,256	16.9	27.8
Operations, maintenance, repairs and other	1,032,199	26.9	1,217,369	23.9	17.9	1,536,891	22.6	26.2
Cost of sales of wireless equipment	259,181	6.8	743,556	14.6	186.9	1,172,817	17.3	57.7
Additional pension obligation due to Supreme Court ruling	44,426	1.2	694,916	13.7	1,464.2	23,043	0.3	(96.7)
Provision for uncollectibles	83,050	2.2	35,068	0.7	(57.8)	65,438	1.0	86.6
Interconnection costs	385,256	10.0	534,494	10.5	38.7	656,431	9.7	22.8
Depreciation and amortization	857,680	22.4	827,692	16.3	(3.5)	858,476	12.6	3.7
Concession and other taxes	233,019	6.1	295,161	5.8	26.7	429,192	6.3	45.4
Gain on sale of investments in equity	(14,954)	(0.5)	(71,260)	(1.5)	376.5	—	—	N.M.
Other (income) expense, net	(2,805)	(0.1)	(461)	(0.0)	(83.6)	8,738	0.1	N.M.

Total operating expenses	3,624,503	94.5	5,174,551	101.7	42.8	5,898,282	86.8	14.0

Operating income (loss)	211,156	5.5	(86,159)	(1.7)	(140.8)	899,385	13.2	N.M.

Interest income and exchange gain (loss), net:
Interest income	62,626	1.6	85,572	1.7	36.6	92,987	1.4	8.7
Interest expense	(18,583)	(0.4)	(27,393)	(0.6)	47.4	(12,351)	(0.2)	(54.9)
Exchange gain (loss), net	3,910	0.1	32,843	0.7	470.0	(530)	(0.0)	(101.6)

Total interest income and exchange gain (loss), net	47,953	1.3	91,022	1.8	89.8	80,106	1.2	(12.0)

	Year Ended December 31,
	2004		2005			2006
	(millions of bolivars, except per share and per ADS data)
	Bs.	% of total operating revenues	Bs.	% of total operating revenues	% increase (decrease) from prior year	Bs.	% of total operating revenues	% increase (decrease) from prior year
Income before income tax	259,109	6.8	4,863	0.1	(98.1)	979,491	14.4	N.M.

Income tax:
Current tax (provision)	(91,193)	(2.4)	(147,881)	(2.9)	62.2	(186,576)	(2.7)	26.2
Deferred tax benefit	257,728	6.7	357,426	7.0	38.7	337,460	5.0	(5.6)

Total net income tax benefit	166,535	4.3	209,545	4.1	25.8	150,884	2.2	(28.0)

Net income	425,644	11.1	214,408	4.2	(49.6)	1,130,375	16.6	427.2

Net income attributable to:
Equity holders of the Company	423,463	11.0	213,929	4.2	(49.5)	1,127,420	16.6	427.0
Minority interest in subsidiary	2,181	0.1	479	1.7	(78.0)	2,955	0.0	516.9

Net income	425,644	11.1	214,408	4.2	(49.6)	1,130,375	16.6	427.2

Basic and diluted net income per share(4)	549	N/A	276	N/A	(49.6)	1,457	N/A	427.2
Basic and diluted net income per ADS(4)	3,840	N/A	1,934	N/A	(49.6)	10,197	N/A	427.2
Weighted average shares outstanding (in millions)	776	N/A	776	N/A		776	N/A

(1)	Includes local usage, basic monthly recurring charges, installation charges and equipment sales.
(2)	Includes interconnection facilities charges, reconnection fees, late payment charges, equipment sales, vertical services and miscellaneous charges.
(3)	Includes value-added services, primarily Internet access, and directory publishing fees.
(4)	As of December 31, 2006, there were no common stock equivalents having a potential dilutive effect on net income per share data.
N.M.	Not Meaningful

Years Ended December 31, 2005 and 2006

Operating Revenues

Consolidated net operating revenues increased by Bs. 1,709.3 billion (33.6%) in 2006 to Bs. 6,797.7 billion compared to Bs. 5,088.4 billion in 2005, primarily due to increased wireless revenues of Bs. 1,261.0 billion, data revenues of Bs. 145.1 billion and fixed to mobile revenues of Bs. 171.2 billion.

For the years ended December 31, 2004, 2005 and 2006, 65.9%, 57.3% and 47.7%, respectively, of total operating revenues were derived from wireline services. Revenues from wireless communications services accounted for 30.7%, 38.9% and 47.7%, respectively, of total operating revenues for the years ended December 31, 2004, 2005 and 2006. Revenues from Internet and directory publications accounted for 3.4%, 3.8% and 4.6%, respectively, of total operating revenues for the years ended December 31, 2004, 2005 and 2006.

Operating Volumes

The total number of fixed access lines in service increased by 510,719 (15.0%) to 3,915,326 at December 31, 2006, from 3,404,607 at December 31, 2005. This increase reflects the success of the prepaid platform which increased by 37.1%, or 309,269 lines, primarily driven by the fixed wireless promotion offer, combined with the success of ADSL, which increased by 55.0%, or 159,514 lines.

During 2006, residential access lines increased 13.3% and non-residential access lines increased 4.2% from 2005. The number of public telephones in service increased by 8.0% during the same period.

Local billed minutes of use carried by the Company’s network decreased by 1,074 million (10.8%) to 8,833 million billed minutes of use for the year ended December 31, 2006, from 9,907 million billed minutes of use for the year ended December 31, 2005. Residential billed minutes of use decreased by 572 million (9.4%) to 5,486 million billed minutes in 2006 compared to 6,058 million billed minutes in 2005, mainly due to a 0.3% decrease in average minutes of use per postpaid residential line. Non-residential billed minutes of use decreased by 305 million (9.6%) to 2,869 million billed minutes in 2006 compared to 3,174 million billed minutes in 2005. This decrease in non-residential billed minutes of use was primarily attributable to a 9.8% and 3.6% decrease in average minutes of use per postpaid and prepaid non-residential line, respectively, during the year ended December 31, 2006. Public telephony minutes decreased by 197 million (29.2%) to 478 million minutes in 2006 compared to 675 million minutes in 2005, as a result of the Company’s customers continuing to use other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

Domestic long distance combined bundled and unbundled minutes decreased by 139 million (6.4%) to 2,037 million minutes in 2006 compared to 2,176 million minutes in 2005. Residential combined bundled and unbundled minutes of use decreased by 73 million (5.9%) to 1,163 million minutes in 2006 compared to 1,236 million minutes in 2005. Driving that change was a 99 million (13.6%) decrease as a consequence of fewer customers enrolled in the special flat rate national long distance Free Nights and Weekends plan. By the end of December 2006, 99,876 customers had enrolled in the plan and generated 630 million bundled minutes of use, compared to 109,459 customers enrolled and 729 million bundled minutes of use during 2005. The decline was partially offset by a 26 million (5.1%) increase in residential unbundled minutes of use due to a 8.2% and 3.1% increase in domestic long distance minutes of use per postpaid and prepaid line, respectively. An important component of the unbundled traffic increase was the “Plan Nacional 3000”, which was launched in July 2004 and includes 3,000 seconds for a monthly fixed payment of Bs. 6,300 and a special rate of Bs. 2.26 for each additional second. As of December 31, 2006, this plan had 137,577 subscribers. Non-residential long distance minutes of use decreased by 32 million (4.9%) to 625 million minutes in 2006 compared to 657 million minutes in 2005, due to a 6.7% decrease in minutes of use per non-residential subscriber. Public telephones’ minutes of use decreased by 34 million (12.0%) to 249 million minutes in 2006 compared to 283 million minutes in 2005, due the Company’s customers continuing to use other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

International minutes billed locally to Venezuelan customers increased by 52 million (19.8%) to 315 million minutes in 2006 compared to 263 million minutes in 2005. This increase resulted from the higher number of lines and an increase in the average minutes of use per residential postpaid line of 4.6%. These increases were also the result of discounts offered through various promotions. In 2006, net settlement minutes with international carriers increased to 172 million net incoming from 123 million net incoming in 2005. Outgoing minutes increased by 112 million (36.8%) to 416 million minutes in 2006 compared to 304 million minutes in 2005. Incoming minutes increased by 161 million (37.7%) to 588 million minutes in 2006 compared to 427 million minutes in 2005. This increase in incoming traffic is mainly related to reductions in prices negotiated with other carriers. The incoming minutes of use to outgoing minutes of use ratio increased to 1.41 for the year ended December 31, 2006 compared to 1.40 for the year ended December 31, 2005.

Local Services

Local services revenues include local usage, basic monthly recurring charges, installation charges and equipment sales. Local services increased by Bs. 8.5 billion (0.9%) to Bs. 920.5 billion in 2006 compared to Bs. 912.0 billion in 2005.

Basic monthly recurring charges increased by Bs. 32.3 billion (6.5%) to Bs. 533.6 billion in 2006 compared to Bs. 501.3 billion in 2005, attributable to a Bs. 23.5 billion (8.1%) increase in residential charges and a Bs. 8.8 billion (4.2%) increase in non-residential charges, both driven by the increase in lines.

Installation charges and equipment sales increased by Bs. 16.5 billion (45.5%) to Bs. 52.8 billion in 2006 compared to Bs. 36.3 billion in 2005, due to increases of 205,824 new wireline equipment sales. Additionally, the Company added 304,964 customers in 2006 as a result of its fixed wireless services sales programs, including “CANTV Habla Ya.”

Local usage revenues decreased by Bs. 40.3 billion (10.8%) to Bs. 334.1 billion in 2006 compared to Bs. 374.4 billion in 2005. This decrease was attributable to lower local billed minutes of use of 10.8%. Total residential billed minutes of use decreased by 572 million (9.4%) to 5,486 million billed minutes in 2006 compared to 6,058 million billed minutes in 2005, mainly due to a 13.2% decrease in average minutes of use per postpaid residential line as a result of customers migrating to lower-priced plans. Under the residential tariff structure in effect since 2002, three plans replaced the five previously existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced. At the end of 2006, there were 1,094,882 prepaid residential lines compared to 808,698 prepaid residential lines at the end of 2005. The prepaid customer segment generally has lower-usage consumers.

Non-residential billed minutes of use decreased by 305 million minutes (9.6%) to 2,869 million billed minutes in 2006 compared to 3,174 million billed minutes in 2005, mainly as a result of a 9.9% and 54.9% decrease in average minutes of use per postpaid and prepaid non-residential line, respectively.

One of the Company’s strategic objectives is to offer pricing plans that satisfy its customers’ communications needs but also reduce cash flow volatility by encouraging migration to higher bundled minute plans with a lower variable component. Total residential bundled minutes of use decreased by 259 million minutes (7.5%) to 3,188 million minutes in 2006 compared to 3,447 million minutes in 2005.

Public telephony minutes of use decreased by 197 million (29.2%) to 478 million minutes in 2006 compared to 675 million minutes in 2005 as a result of the Company’s customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets. The Company is also facing competition in Telecommunication Center franchises from another operator. During 2006, the Company continued fostering the growth in the number of Telecommunication Centers and offering the Company’s “Única” prepaid cards, a public telephone technology to allow its customers access to a wider range of services. The “Única” card enhances the Company’s ability to introduce new products and promotions, and provides its customers with improved control over usage. As of December 2006, CANTV had 755 Telecommunication Center franchises, a 4.7% increase over December 2005.

The total number of fixed access lines in service increased by 510,719 (15.0%) to 3,915,326 at December 2006 due to 316,441 residential, 26,348 non-residential, 159,514 ADSL and 8,416 public telephone net additions.

The Company continued its strict policy of terminating service to postpaid subscribers due to non-payment and migrating certain postpaid customers to prepaid plans to better match their usage patterns and payment ability, as well as to plans with pre-established credit limits.

Domestic Long Distance Usage

Revenues from domestic long distance usage decreased by Bs. 12.1 billion (4.1%) to Bs. 284.3 billion in 2006 from Bs. 296.4 billion in 2005. This decrease was due to an unbundled net volume decrease of 2.8%, combined with lower revenues from bundled plans. The unbundled volume decline was primarily the result of lower domestic long distance minutes per non-residential line of 6.7%.

Total bundled and unbundled domestic long distance minutes of use decreased by 139 million (6.4%) to 2,037 million minutes in 2006 compared to 2,176 million minutes in 2005. Total residential bundled and unbundled domestic long distance minutes of use decreased by 73 million (5.9%) to 1,163 million minutes in 2006 from 1,236 million minutes in 2005. Unbundled residential domestic long distance minutes of use increased by 26 million (5.1%) to 533 million minutes in 2006 compared to 507 million minutes in 2005, due to a 21.8% increase in domestic long distance minutes of use per prepaid line, partially offset by a 1.2% decrease in domestic long distance minutes of use per postpaid line. Bundled residential domestic long distance minutes of use decreased by 99 million (13.6%) to 630 million minutes in 2006 compared to 729 million minutes in 2005, due to a reduction of 9.5% and 5.6% in domestic long distance minutes per postpaid residential and non-residential subscriber, respectively. Non-residential domestic long distance minutes of use decreased by 32 million (4.9%) to 625 million minutes in 2006 compared to 657 million minutes in 2005, due to a 6.7% decrease in minutes of use per non-residential subscriber. Public telephony volumes decreased by 34 million minutes (12.0%) to 249 million minutes in 2006 compared to 283 million minutes in 2005, driven by decreased usage at Telecommunication Centers.

An important component of the unbundled traffic increase was the National Plan 3000, referred to above.

International Long Distance

Total international long distance revenues increased by Bs. 6.5 billion (5.6%) to Bs. 121.9 billion in 2006 compared to Bs. 115.4 billion in 2005. International long distance revenues from calls charged to customers increased by Bs. 19.4 billion (17.1%) to Bs. 132.8 billion in 2006 compared to Bs. 113.4 billion in 2005, resulting from a 19.8% increase in outgoing minutes charged to customers partially offset by a 2.7% decrease in average rates.

Net settlement expense with international carriers was Bs. 10.9 billion in 2006 compared to a net revenue of Bs. 2.1 billion recorded in 2005. In 2006, net settlement minutes with international carriers increased to 172 million net incoming from 123 million net incoming in 2005. Outgoing minutes increased by 112 million (36.8%) to 416 million minutes in 2006 compared to 304 million minutes in 2005. Incoming minutes increased by 161 million (37.7%) to 588 million minutes in 2006 compared to 427 million minutes in 2005. This increase in incoming minutes resulted from negotiations with key operators that involved higher commitments for inbound traffic combined with higher quality of service. The weighted average settlement rate at year-end 2006 for incoming and outgoing calls was approximately U.S.$0.056 and U.S.$0.074, respectively, compared to U.S.$0.066 and U.S.$0.080 at year-end 2005, which represented a decrease of 15.2% for incoming and 7.5% for outgoing calls. The decline in rates represented a revenue decrease of Bs. 11.9 billion. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market and adopted aggressive pricing strategies aimed at capturing market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. International rates charged for incoming and outgoing calls are based on commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies. The ratio of incoming to outgoing calls was 1.41 in 2006 compared to 1.40 in 2005.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 73.3% and 68.9% of the minutes recorded in 2006 and 2005, respectively.

Fixed to Mobile—Outgoing Calls

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. Fixed to mobile revenues increased by Bs. 171.2 billion (22.8%) to Bs. 922.8 billion in 2006 compared to Bs. 751.6 billion in 2005, mainly due to volume increases of 14.0% and 34.8% in local and domestic long distance traffic, respectively and the sharp increase in wireless subscribers in Venezuela.

Local fixed to mobile revenues increased by Bs. 80.3 billion (15.6%) to Bs. 596.7 billion in 2006 compared to Bs. 516.4 billion in 2005. Local fixed to mobile residential minutes increased by 112 million (18.3%) to

723 million minutes in 2006 compared to 611 million minutes in 2005. Local fixed to mobile non-residential minutes increased by 77 million (11.0%) to 774 million minutes in 2006 compared to 697 million minutes in 2005. This growth is attributed to the increase in the number of prepaid lines in service. Local minutes of use from public telephony to mobile increased by 34 million (11.8%) to 322 million minutes in 2006 compared to 288 million minutes in 2005. Partially offsetting the volume increase was an average 11.4% decrease in Local fixed to mobile rates.

Domestic long distance fixed to mobile revenues increased by Bs. 91.0 billion (38.7%) to Bs. 326.2 billion in 2006 compared to Bs. 235.2 billion in 2005, despite the decrease in domestic long distance fixed to mobile average rates of 13.1% in 2006 compared to 2005. Domestic long distance fixed to mobile residential minutes increased by 92 million (41.1%) to 316 million minutes in 2006 compared to 224 million minutes in 2005. Domestic long distance fixed to mobile non-residential minutes increased by 84 million (25.4%) to 415 million minutes in 2006 compared to 331 million minutes in 2005. Domestic long distance from public telephony to mobile minutes increased by 93 million (42.9%) to 310 million minutes in 2006 compared to 217 million minutes in 2005.

Interconnection Incoming

Interconnection incoming revenue consists of charges paid by other operators for connection to the Company’s wireline network.

Interconnection incoming revenue decreased by Bs. 6.7 billion (6.8%) to Bs. 91.3 billion in 2006 compared to Bs. 98.0 billion in 2005, mainly driven by volume decreases due to mobile substitution. Total incoming minutes of use decreased by 154 million (7.9%) to 1,797 million minutes in 2006 compared to 1,951 million minutes in 2005.

Data Transmission

Revenues from data transmission services, including ADSL, Frame Relay, and Digital Private Lines services increased by Bs. 145.1 billion (26.8%) to Bs. 687.2 billion in 2006 compared to Bs. 542.1 billion in 2005. This increase was mainly due to an increase of Bs. 112.9 billion in ADSL revenues and a 52.3% increase in ADSL subscribers, combined with Bs. 28.8 billion from services provided for electoral processes. Data transmission services from ADSL lines have become a growing revenue source in recent years.

Other Wireline-Related Services

Other wireline-related service revenues, which include interconnection facilities charges, reconnection fees, late payment charges, equipment sales, vertical services and miscellaneous charges, increased by Bs. 13.1 billion (6.5%) to Bs. 213.7 billion in 2006 compared to Bs. 200.7 billion in 2005, mainly driven by equipment sales and vertical services, including caller ID, voice mail, call blocking and call forwarding, among others. Services provided for electoral processes also contributed Bs. 7.9 billion of other revenues.

Wireless Services

Wireless service revenues increased by Bs. 1,261.0 billion (63.6%) to Bs. 3,242.6 billion in 2006 compared to Bs. 1,981.7 billion in 2005, reflecting continued growth in both the postpaid and the prepaid customer base combined with handset sales increases. The customer growth reflected the growth in Venezuela’s market penetration from 19.5% in 2005 to 29.3% in 2006. Also contributing to the revenue increase was higher monthly revenue per customer. Wireless service revenues include airtime, access, interconnection and special services revenues.

The 52.6% growth in the wireless customer base was primarily driven by the continued success of prepaid services, enhanced product offerings, a focused acquisition strategy, and improved economic conditions. The postpaid customer base increased 39.8% and ended 2006 with 356,109 subscribers. In 2006, prepaid subscribers increased by 53.3%, reaching a total of 7,561,840 customers at December 31, 2006, compared to 4,933,380 customers at December 31, 2005. This growth was generated by several promotions offered during 2006, including, among others, the “Pégate con Más” (“Connect with More”) plan, the “Pégate Durísimo” (“Fully Connected”) plan, “Rumbear” (“To Party”) plan, which promotes usage during off-peak hours and is directed at the youth market, and a prepaid plan, “Pégate con más 600” (“Connect with More 600”), launched in October 2004, offering 600 free minutes for Movilnet-to-Movilnet and Movilnet-to-CANTV calls. As of December 31, 2006, 47,008 and 2,299,816 customers were enrolled in the “Pégate con más 600” and “Rumbear” plans, respectively.

Most of the 2006 growth occurred during the fourth quarter, with 1,153,712 net additions, fueled by the “Promoción Navidad” (“Christmas Promotion”), including bundling products and services such as cellular handsets, activation fees, credits and short messages, among others.

The “Pégate con Más” plan provides customers additional bundled minutes and lower prepaid rates per minutes of use, and as of December 31, 2006, 116,763 prepaid and 183,351 postpaid customers were enrolled in this plan. The “Pégate Durísimo” plan, for both prepaid and postpaid customers, offers airtime measured in seconds, free SMS and voice message service at a flat rate. As of December 31, 2006, 396,068 prepaid customers and 36,668 postpaid customers were enrolled in this plan.

Total minutes of use (incoming and outgoing) increased by 2,924 million (72.6%) to 6,949 million minutes in 2006 compared to 4,025 million minutes in 2005, due to the increase in the subscriber base. Outgoing billed postpaid minutes of use increased by 684 million (37.7%) to 2,499 million minutes in 2006 compared to 1,815 million minutes in 2005, mainly driven by the addition of more bundled minutes in the Company’s rate plans. Usage of postpaid bundled minutes increased by 762 million (84.8%) to 1,660 million minutes in 2006 compared to 898 million minutes in 2005. Total postpaid billed minutes of use increased by 259 million (53.0%) to 748 million minutes in 2006 compared to 489 million minutes in 2005, due to postpaid customer growth. Incoming minutes of use increased by 382 million (72.6%) to 908 million minutes in 2006 compared to 526 million minutes in 2005, driven by a 94.0% increase in fixed to mobile calls and a 57.7% increase in mobile to mobile calls.

Airtime revenues increased by Bs. 597.3 billion (77.7%) to Bs. 1,366.6 billion in 2006 compared to Bs. 769.3 billion in 2005, as a result of lines and volume growth.

Revenues from wireless special services increased by Bs. 300.5 billion (79.8%) to Bs. 677.0 billion in 2006 compared to Bs. 376.5 billion in 2005, mainly driven by the increase in SMS messages of 4,023 million (60.3%) to 10,698 million messages in 2006 compared to 6,675 million messages in 2005.

Equipment sales increased by Bs. 140.5 billion (32.6%) to Bs. 571.7 billion in 2006 compared to Bs. 431.2 billion in 2005, mainly due to the improved purchasing power of lower income segments combined with the Company’s efforts to locate lower cost handsets to provide lower subsidy levels, in terms of bolivars per handset, compared to the same period last year. During 2006, the Company sold approximately 4,637,000 handsets, a 43.2% increase compared to the approximately 3,237,000 handsets sold in 2005.

Other Telecommunications-Related Services

Revenues from other telecommunications-related services, which included Internet services and directory publications, increased by Bs. 122.7 billion (64.4%) to Bs. 313.3 billion in 2006 compared to Bs. 190.6 billion in 2005.

Internet revenues increased by Bs. 85.9 billion (50.0%) to Bs. 257.5 billion in 2006 compared to Bs. 171.6 billion in 2005, due to a 20.2% increase in the subscriber base, which reached 636,307 subscribers at year-end 2006 compared to 529,199 subscribers at year-end 2005. The growth in the subscriber base is due to effective promotional campaigns, improved connectivity and attractive pricing. This significant increase was achieved despite the Company’s strict credit policies. During 2006, the Company continued offering customers a flat rate plan for Internet access using the Company’s prepaid cards. Since 2004, as part of an Internet market promotion strategy, the Company launched the “Internet Equipado” (“Internet with Equipment”) program, which seeks to facilitate customers’ acquisition of personal computers together with CANTV.Net services through an attractive financing offer.

The Company’s broadband Internet access products showed strong growth during 2006, ending the year with 449,445 ADSL customers, representing a growth of 55.0% as compared to 2005.

Revenues from directory publications increased by Bs. 36.9 billion (195.0%) in 2006 to Bs. 55.8 billion compared to Bs. 18.9 billion in 2005, due to timing differences in the publication of directories related to the Metropolitan area of Caracas.

Operating Expenses

Total operating expenses increased by Bs. 723.7 billion (14.0%) to Bs. 5,898.3 billion in 2006 compared to Bs. 5,174.6 billion in 2005 mainly due to the increase by Bs. 429.3 billion in the cost of cellular handsets and fixed wireless equipment, higher labor and benefits and contractor and miscellaneous expenses.

Labor and benefits expenses increased by Bs. 249.2 billion (27.8%) to Bs. 1,147.3 billion in 2006 compared to Bs. 898.0 billion in 2005, mainly due to higher pension and postretirement benefits expenses and salary increases.

Operations, maintenance, repairs and other expenses increased by Bs. 319.5 billion (26.2%) to Bs. 1,536.9 billion in 2006 compared to Bs. 1,217.4 billion in 2005. This increase was mainly due to a Bs. 102.2 billion (16.9%) increase in contractor expenses supporting our customer service activities and processes, an increase of Bs. 75.2 billion (20.5%) in miscellaneous expenses, combined with an increase of Bs. 119.0 billion (48.8%) in material expenses. Material expenses include a Bs. 109.2 billion increase in the provision for inventory obsolescence and net realizable value resulting from lower selling prices of handsets related to the Company’s varied promotions to increase its customer base. Miscellaneous expense increase was related to higher commissions paid.

Cost of sales of wireless equipment increased by Bs. 429.3 billion (57.7%) to Bs. 1,172.8 billion in 2006 compared to Bs. 743.6 billion in 2005, mainly due to the significant increase in the number of subscribers. The exchange controls regime has prompted the Company to stock more mobile handsets and assume a primary role in their distribution as a result of the difficulties that distributors have had in accessing foreign exchange.

Additional pension obligations due to the Supreme Court decision on pension payment liabilities decreased by Bs. 671.9 billion to Bs. 23.0 billion in 2006 compared to Bs. 694.9 billion in 2005. The amount recorded in 2005 resulted from the July 26, 2005 decision issued by the Social Chamber of the Supreme Court regarding pension adjustments, while the amount recorded in 2006 resulted from the December 13, 2006 decision on the calculations made by the experts appointed to determine the pension payments related to the July 26, 2005 decision. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

On April 16, 2007, the Second Superior Labor Court of the Metropolitan Area of Caracas announced its decision on the determination of retroactive payments made by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court. See Item 8. “Financial Information—Other Financial Information—Subsequent Events.”

Provision for uncollectibles increased by Bs. 30.3 billion (86.6%) to Bs. 65.4 billion in 2006 compared to Bs. 35.1 billion in 2005, due to changes in the Company’s fixed telephony uncollectibles policy. The provision was previously based on a percentage of gross revenues but is now based on a percentage and aging analysis of accounts receivable. Management’s analysis of the provision resulted in an excess of Bs. 20.0 billion in the fourth quarter of 2005. Provision for uncollectibles, expressed as a percentage of total operating revenues, amounted to 1.0% for the year ended December 31, 2006, compared to 0.7% for the year ended December 31, 2005.

Interconnection costs increased by Bs. 121.9 billion (22.8%) to Bs. 656.4 billion in 2006 compared to Bs. 534.5 billion in 2005 due to increases in traffic volumes.

Depreciation and amortization expense increased by Bs. 30.8 billion (3.7%) to Bs. 858.5 billion in 2006 compared to Bs. 827.7 billion in 2005. This increase was the result of the continuing capital investments made and the reduction of useful lives of certain assets during 2006.

Concession and other non-income taxes increased by Bs. 134.0 billion (45.4%) to Bs. 429.2 billion in 2006 compared to Bs. 295.2 billion in 2005, resulting from the higher revenue base plus a 1% municipal tax on gross telecommunications revenues. This additional tax was effective in January 2006 due to the Municipal Power Law.

Gain on sale of investments recorded in 2005 was Bs. 71.3 billion, reflecting the sale of investments in INTELSAT in 2005. During 2006, the Company did not sell any investment.

Interest Income and Exchange Loss, Net

Interest income and exchange gain, net, consists of net foreign exchange gain or loss, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary assets or liabilities denominated in U.S. dollars and other foreign currencies.

During 2006 an exchange loss of Bs. 0.5 billion was recorded, compared to an exchange gain of Bs. 32.8 billion in 2005. The Bs. 33.3 billion variation was mainly due to a Bs. 39.4 billion gain recognized from the sale of the non-core investment in INTELSAT, previously recorded as translation adjustment in a separate account in equity in 2005.

Interest income increased by Bs. 7.4 billion (8.7%) to Bs. 93.0 billion in 2006 compared to Bs. 85.6 billion in 2005, due to higher average effective rates earned on higher average short-term or temporary investments during 2006.

Interest expense decreased by Bs. 15.0 billion (54.9%) to Bs. 12.4 billion in 2006 compared to Bs. 27.4 billion in 2005, due to reduction of debt balances. See “—Liquidity and Capital Resources.”

Income Tax

Income tax benefit totaled Bs. 150.9 billion for 2006 compared to Bs. 209.5 billion for 2005. Current tax provision increased by Bs. 38.7 billion due a higher taxable income partially offset by the recognition of investment tax credits from 2005 and 2006 of Bs. 199.8 billion as a result of the favorable tax ruling issued in July 2006. Deferred tax benefit totaled Bs. 337.5 billion in 2006 compared to Bs. 357.4 billion in 2005. The 2005 deferred tax benefit included the impact of the additional pension obligations due to the Supreme Court decision on pension payment liabilities. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

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

Operating Volumes

The total number of fixed access lines in service increased by 344,566 (8.3%) to 3,404,607 at December 31, 2005, from 3,060,041 at December 31, 2004. This increase reflects the success of ADSL, which increased by 82.3%, or 130,928 lines, combined with the success of the prepaid platform, which increased by 31.8%, or 201,139 lines, primarily driven by the fixed wireless promotion offer.

During 2005, residential access lines increased 8.3% and non-residential access lines increased 3.5% from 2004. The number of public telephones in service increased by 9.8% during the same period.

Local billed minutes of use carried by the Company’s network decreased by 174 million (1.7%) to 9,907 million billed minutes of use for the year ended December 31, 2005, from 10,081 million billed minutes of use for the year ended December 31, 2004. Residential billed minutes of use decreased by 39 million (0.6%) to 6,058 million billed minutes in 2005 compared to 6,097 million billed minutes in 2004, respectively, mainly due to a 0.3% decrease in average minutes of use per postpaid residential line. Non-residential billed minutes of use decreased by 14 million (0.4%) to 3,174 million billed minutes in 2005 compared to 3,188 million billed minutes in 2004. This decrease in non-residential billed minutes of use was primarily attributable to a 9.8% and 3.6% decrease in average minutes of use per postpaid and prepaid non-residential line, respectively, during the year ended December 31, 2005. Public telephony minutes decreased by 121 million (15.2%) to 675 million minutes in 2005 compared to 796 million minutes in 2004, as a result of the Company’s customers continuing to use other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets.

Domestic long distance combined bundled and unbundled minutes decreased by 159 million (6.8%) to 2,176 million minutes in 2005 compared to 2,335 million minutes in 2004. Residential combined bundled and unbundled minutes of use decreased by 181 million (14.6%) to 1,236 million minutes in 2005 compared to 1,417 million minutes in 2004. Of that change, residential unbundled minutes of use increased by 45 million (9.7%) to 507 million minutes in 2005 compared to 462 million minutes in 2004, due to a 8.2% and 3.1% increase in domestic long distance minutes of use per postpaid and prepaid line, respectively, and residential bundled minutes of use decreased by 226 million (23.7%) to 729 million minutes in 2005 compared to 955 million minutes in 2004, as a consequence of fewer customers enrolled in the special flat rate national long distance Free Nights and Weekends plan. By the end of December 2005, 109,459 customers had enrolled in the plan and generated 729 million bundled minutes of use, compared to 141,113 customers enrolled and 955 million bundled minutes of use by the end of December 2004. An important component of the unbundled traffic increase was the National Plan 3000, referred to above. As of December 31, 2005, this plan had 102,646 subscribers. Non-residential long distance minutes of use increased by 14 million (2.2%) to 657 million minutes in 2005 compared to 643 million minutes in 2004, driven by the increase in the number of non-residential prepaid customers. Public telephones’ minutes of use increased by 8 million (2.9%) to 283 million minutes in 2005 compared to 275 million minutes in 2004, due to increased usage at Telecommunication Centers.

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

Installation charges and equipment sales increased by Bs. 3.9 billion (11.9%) to Bs. 36.3 billion in 2005 compared to Bs. 32.4 billion in 2004, due to increases of 161,535 new wireline equipment sales. Additionally, the Company added 121,929 customers in 2005 as a result of its fixed wireless services sales programs, including “CANTV Habla Ya.”

Local usage revenues increased by Bs. 1.1 billion (0.3%) to Bs. 374.4 billion in 2005 compared to Bs. 373.3 billion in 2004. This slight increase was attributable to revenue increases related to the Talk by Calls plan that includes 100 calls for a fixed rate, regardless of the length of the calls. Total residential billed minutes of use decreased by 39 million (0.6%) to 6,058 million billed minutes in 2005 compared to 6,097 million billed minutes in 2004, mainly due to a 0.3% decrease in average minutes of use per postpaid residential line as a result of customers migrating to lower-priced plans. Under the residential tariff structure in effect since 2002, three plans replaced the five previously existing plans, the flat rate plan was maintained, and free minutes in each plan were reduced. At the end of 2005, there were 808,698 prepaid residential lines compared to 611,484 prepaid residential lines at the end of 2004. The prepaid customer segment generally has lower-usage consumers.

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

Public telephony minutes of use decreased by 121 million (15.2%) to 675 million minutes in 2005 compared to 796 million minutes in 2004 as a result of the Company’s customers using other communications alternatives, such as wireless, and the illegal rental of fixed wireless phones or wireless handsets. The Company is also facing competition in Telecommunication Center franchises from another operator. During 2005, the Company continued fostering the growth in the number of Telecommunication Centers and offering the Company’s “Única” prepaid cards, a public telephone technology to allow its customers access to a wider range of services.

The “Única” card enhances the Company’s ability to introduce new products and promotions, and provides its customers with improved control over usage. As of December 2005, CANTV had 721 Telecommunication Center franchises, a 39.2% increase over December 2004.

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

Total bundled and unbundled domestic long distance minutes of use decreased by 159 million (6.8%) to 2,176 million minutes in 2005 compared to 2,335 million minutes in 2004. Total residential bundled and unbundled domestic long distance minutes of use decreased by 181 million (14.6%) to 1,236 million minutes in 2005 from 1,417 million minutes in 2004. Unbundled residential domestic long distance minutes of use increased by 45 million (9.7%) to 507 million minutes in 2005 compared to 462 million minutes in 2004, due to a 8.2% and 3.1% increase in domestic long distance minutes of use per postpaid and prepaid line, respectively. Bundled residential domestic long distance minutes of use decreased by 226 million (23.7%) to 729 million minutes in 2005 compared to 955 million minutes in 2004, due to a reduction of 31,654 (22.4%) customers enrolled in the Company’s Free Nights and Weekends plan. Non-residential domestic long distance minutes of use increased by 14 million (2.2%) to 657 million minutes in 2005 compared to 643 million minutes in 2004, due to a 19.3% increase in prepaid lines. Public telephony volumes increased by 8 million minutes (2.9%) to 283 million minutes in 2005 compared to 275 million minutes in 2004, driven by increased usage in Telecommunication Centers.

An important component of the unbundled traffic increase was the Plan Nacional 3000 referred to above. In October 2002, the Company launched the domestic long distance Expanded Nights and Weekends plan for postpaid residential customers providing reduced fees and extended times during specified periods and holidays. Under the Expanded Nights and Weekends plan, subscribers are entitled to an additional hour at night from Monday through Thursday and two additional hours in the morning from 8:00 p.m. to 7:59 a.m., and on weekends from 8:00 p.m. Friday until 7:59 a.m. Monday for a fee of Bs. 43,900. The Free Nights and Weekends plan is still effective for calls placed between 9:00 p.m. and 5:59 a.m. during the week, and on weekends from Friday at 9:00 p.m. until Monday at 5:59 a.m. for a fee of Bs. 34,900. As of December 31, 2005, 109,459 customers were enrolled in the special flat rate national long distance Free Nights and Weekends plan.

International Long Distance

Total international long distance revenues increased by Bs. 11.3 billion (10.8%) to Bs. 115.4 billion in 2005 compared to Bs. 104.1 billion in 2004. International long distance revenues from calls charged to customers increased by Bs. 7.2 billion (6.8%) to Bs. 113.4 billion in 2005 compared to Bs. 106.2 billion in 2004, resulting from a 0.5% increase in average rates combined with an 8.8% increase of outgoing minutes charged to customers. This increase was mostly attributable to 25.9% higher minutes from Telecommunication Centers.

Net settlement revenue with international carriers increased to Bs. 2.1 billion in 2005 compared to a net expense of Bs. 2.0 billion recorded in 2004. In 2005, net settlement minutes with international carriers increased to 123 million net incoming from 3 million net outgoing in 2004. Outgoing minutes increased by 68 million (28.8%) to 304 million minutes in 2005 compared to 236 million minutes in 2004. Incoming minutes increased by 194 million (83.3%) to 427 million minutes in 2005 compared to 233 million minutes in 2004. This increase in incoming minutes resulted from negotiations with key operators that involved higher commitments for inbound traffic combined with higher quality of service. The weighted average settlement rate at year-end 2005 for incoming and outgoing calls was approximately U.S.$0.066 and U.S.$0.080, respectively, compared to U.S.$0.075 and U.S.$0.059 ay year-end 2004, which represented a decrease of 12.0% for incoming and an increase of 35.6% for outgoing calls. The decline in rates represented a revenue decrease of Bs. 1.2 billion. Some international carriers have continued to bypass Venezuela’s international traffic termination with CANTV. Several competitors have also entered the market and adopted aggressive pricing strategies aimed at capturing market share. Additionally, some international carriers have also been terminating fixed and mobile traffic with other competitors, thereby transporting and re-routing international traffic into Venezuela and handing off international settlement payments. International rates charged for incoming and outgoing calls are based on commercial agreements negotiated directly with the carriers which follows current market trends and considers internal pricing strategies. The ratio of incoming to outgoing calls was 1.40 in 2005 compared to 0.99 in 2004.

The Company’s largest international traffic route is between Venezuela and North America (the United States, Mexico and Canada), which represented 68.9% and 53.7% of the minutes recorded in 2005 and 2004, respectively.

Fixed to Mobile—Outgoing Calls

Under the “calling party pays” concept, wireline customers pay a rate to terminate a call on a wireless line. Fixed to mobile revenues increased by Bs. 138.8 billion (22.6%) to Bs. 751.6 billion in 2005 compared to Bs. 612.8 billion in 2004, mainly due to volume increases of 21.9% and 26.6% in local and domestic long distance traffic, respectively, driven by the sharp increase of wireless subscribers in Venezuela.

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

Data Transmission

Revenues from data transmission services, including ADSL broadband access, Frame Relay, and Digital Private Lines services increased by Bs. 156.8 billion (40.7%) to Bs. 542.1 billion in 2005 compared to Bs. 385.3 billion in 2004. This increase was mainly due to an increase of Bs. 87.8 billion in ADSL revenues and an 82.3% increase in ADSL subscribers, combined with Bs. 19.9 billion from services provided for electoral processes, partially offset by a decrease of 1.6% in private circuits, including Digital Private Lines and analog circuits.

Other Wireline-Related Services

Other wireline-related service revenues, which include interconnection facilities charges, equipment sales, vertical services and miscellaneous charges, increased by Bs. 29.8 billion (17.4%) to Bs. 200.7 billion in 2005 compared to Bs. 170.9 billion in 2004, mainly driven by equipment sales and vertical services, including caller ID, voice mail, call blocking and call forwarding, among others. Services provided for electoral processes also included other revenues of Bs. 15.2 billion.

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

The 67.0% growth in the wireless customer base was primarily driven by the continued success of prepaid services, enhanced product offerings, a focused acquisition strategy, and improved economic conditions. The postpaid customer base increased 14.8% and ended the year with 254,790 subscribers. In 2005, prepaid subscribers increased by 71.0%, reaching a total of 4,933,380 customers at December 31, 2005, compared to 2,884,425 customers at December 31, 2004. This growth was generated by several promotions offered during 2005, including, among others, the “Pégate con Más” (“Connect with More”) plan, the “Pégate Durísimo” (“Fully Connected”) plan, “Rumbear” (“To Party”) plan, which promotes usage during off-peak hours and is directed at the youth market, and a prepaid plan, “Pégate con más 600” (“Connect with More 600”), launched in October 2004, offering 600 free minutes for Movilnet-to-Movilnet and Movilnet-to-CANTV calls. As of December 31, 2005, 14,582 and 1,321,277 customers were enrolled in the “Pégate con más 600” and “Rumbear” plans, respectively.

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

Equipment sales increased by Bs. 236.1 billion (121%) to Bs. 431.2 billion in 2005 compared to Bs. 195.1 billion in 2004, mainly due to the improved purchasing power of lower income segments combined with the Company’s efforts to locate lower cost handsets that have allowed lower subsidy levels, in terms of bolivars per handset, compared to the same period last year. During 2005, the Company sold approximately 3,237,000 handsets, a 255.7% increase compared to the approximately 911,000 handsets sold in 2004.

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

Operating Expenses

Total operating expenses increased by Bs. 1,550.1 billion (42.8%) to Bs. 5,174.6 billion in 2005 compared to Bs. 3,624.5 billion in 2004 mainly due to the recognition in 2005 of Bs. 694.9 billion in additional pension obligations due to the Supreme Court decision on pension payment liabilities recorded in 2005, compared to the recognition of Bs. 44.4 billion of such liabilities in 2004, combined with the increase by Bs. 484.4 billion in the cost of cellular handsets and fixed wireless equipment, higher benefits and contractor and miscellaneous expenses. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

Labor and benefits expenses increased by Bs. 150.5 billion (20.1%) to Bs. 898.0 billion in 2005 compared to Bs. 747.5 billion in 2004, mainly due to salary increases averaging 24.0%, and a pension curtailment and settlement loss of Bs. 81.3 billion. During 2005 the Company implemented a voluntary special termination program targeting certain employees, which consisted of the following:

a) Immediate retirement at an earlier age than otherwise contemplated by the formal plan rules;

b) Pension benefits calculated as per formal plan rules supplemented by an amount depending on negotiated agreement with the employee; and

c) A lump sum payment to certain employees.

The formal pension plan rules were not modified.

Operations, maintenance, repairs and other expenses increased by Bs. 185.2 billion (17.9%) to Bs. 1,217.4 billion in 2005 compared to Bs. 1,032.2 billion in 2004. This increase was mainly due to a Bs. 138.1 billion (29.5%) increase in contractor expenses supporting our customer service activities and processes, and an increase of Bs. 55.5 billion (17.8%) in miscellaneous expenses, partially offset by a decrease of Bs. 8.4 billion (17.8%) in material expenses.

Cost of sales of wireless equipment increased by Bs. 484.4 billion (186.9%) to Bs. 743.6 billion in 2005 compared to Bs. 259.2 billion in 2004, mainly due to the significant increase in the number of subscribers. The exchange controls regime has prompted the Company to stock more mobile handsets and assume a primary role in their distribution as a result of the difficulties that distributors have had in accessing foreign exchange.

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

Interest Income and Exchange Gain, Net

Interest income and exchange gain, net, consists of net foreign exchange gain or loss, interest income and interest expense. Foreign exchange gain or loss represents the impact of devaluation of the bolivar on the Company’s net holdings of net monetary assets or liabilities denominated in U.S. dollars and other foreign currencies.

Exchange gain, net, increased by Bs. 28.9 billion to Bs. 32.8 billion in 2005 compared to Bs. 3.9 billion in 2004, mainly due to a Bs. 39.4 billion gain recognized from the sale of the non-core investment in INTELSAT, previously recorded as translation adjustment in a separate account in equity. During 2004 Bs. 8.4 billion was recognized from the sale of the investment in New Skies Satellites, recorded as a separate account in equity.

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

Financial Condition, Liquidity and Capital Resources

The following table summarizes cash flow data for the Company for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006		2006(1)
Cash and temporary investments beginning of the year	Bs.	780,870	Bs.	967,543	Bs.	1,098,629	U.S.$	511

Operating activities:
Net income		425,644		214,408		1,130,375		526
Adjustments to reconcile net income to net cash provided by operating activities		904,387		1,313,339		1,296,303		603
Changes in current assets and liabilities		(8,757)		248,433		(225,855)		(105)
Changes in non-current assets and liabilities		78,330		(126,029)		(315,249)		(147)

Net cash provided by operating activities		1,399,604		1,650,151		1,885,574		877

Investing activities:
Acquisition of information systems (software)		(38,619)		(177,573)		(195,681)		(91)
Acquisition of property, plant and equipment		(504,239)		(867,339)		(1,042,573)		(485)
Disposal of property, plant and equipment and information systems (software)		24,598		86,522		37,901		18

Net cash used in investing activities		(518,260)		(958,390)		(1,200,353)		(558)

Financing activities:
Proceeds from borrowings		44,505		69,095		6,237		3
Payments of debt		(204,902)		(243,007)		(52,150)		(24)
Dividend payments		(563,064)		(415,133)		(583,745)		(272)
Purchase of shares for workers’ benefit fund, net		1,294		(2,255)		(2,205)		(1)

Net cash used in financing activities		(722,167)		(591,300)		(631,863)		(294)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		159,177		100,461		53,358		25
Effect of exchange rate changes on cash and temporary investments		27,496		30,625		—		—

Increase in cash and temporary investments		186,673		131,086		53,358		25

Cash and temporary investments at year-end		967,543		1,098,629		1,151,987		536

(1)	Bolivar amounts have been translated into millions of U.S. dollars, solely for the convenience of the reader, at the rate of Bs. 2,150 per U.S.$1.00, the official Bolivar Exchange Rate on December 31, 2006. See Item 3. “Key Information—Exchange Rates.”

Years Ended December 31, 2005 and 2006

Net cash provided by operating activities increased by Bs. 235.4 billion (14.3%) to Bs. 1,885.6 billion in 2006 compared to Bs. 1,650.2 billion in 2005. The increase was primarily due to reductions in uses of cash for accounts payable by Bs. 501.2 billion resulting from increased purchases denominated in U.S. dollars and the delay in the approval from CADIVI for the acquisition of foreign currency, partially offset by higher uses for inventory purchases of Bs. 419.8 billion. In 2006, CANTV created a trust funded with Bs. 153.9 billion in order to cover the retroactive obligation as a result of the Supreme Court ruling.

Net cash used in investing activities increased by Bs. 242.0 billion (25.3%) to Bs. 1,200.4 billion in 2006 compared to Bs. 958.4 billion in 2005. Capital investments during 2006 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of the Company’s CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in the Company’s ADSL and other data product lines; (iii) the integration and transformation of the Company’s information systems; (iv) deployment of EvDO technology for wireless broadband services; and (v) substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency.

Net cash used in financing activities increased by Bs. 40.6 billion (6.9%) to Bs. 631.9 billion in 2006 compared to Bs. 591.3 billion in 2005. During 2006, the Company made debt payments totaling Bs. 52.2 billion, a Bs. 190.8 billion decrease when compared to 2005. These payments included Bs. 9.4 billion (U.S.$4.4 million) for the IFC loans (as defined below), Bs. 20.1 billion (¥1,081.9 million) to JBIC loan (as defined below), repayment of Bs. 11.2 billion of commercial paper, and Bs. 11.5 billion of local loans. During 2005, debt payments of Bs. 243.0 billion included Bs. 84.7 billion (U.S.$39.4 million) for the IFC loans, Bs. 20.3 billion (¥1,081.9 million) to JBIC loan, and repayments of Bs. 138.0 billion of commercial paper and other external and local loans. See “—Liquidity and Capital Resources” for a description of these loans. During 2006, the Company paid Bs. 583.7 billion in dividends, compared to Bs. 415.1 billion in 2005.

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

Net cash used in investing activities increased by Bs. 440.1 billion (84.9%) to Bs. 958.4 billion in 2005 compared to Bs. 518.3 billion in 2004. Capital investments during 2005 reflected the Company’s decision to take advantage of favorable investment conditions, and included: (i) the expansion of the Company’s CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; (ii) deployment of backbone and data networks to sustain the growth in the Company’s ADSL and other data product lines; and (iii) the integration and transformation of the Company’s information systems. In addition, the Company is currently deploying EvDO technology for wireless broadband services and initiated substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency.

Net cash used in financing activities decreased by Bs. 130.9 billion (18.1%) to Bs. 591.3 billion in 2005 compared to Bs. 722.2 billion in 2004. During 2005, the Company made debt payments totaling Bs. 243.0 billion, a Bs. 38.1 billion increase when compared to 2004. These payments included Bs. 84.7 billion (U.S.$39.4 million) for the IFC loans, Bs. 20.3 billion (¥1,081.9 million) to JBIC loan, and repayments of Bs. 138.0 billion of commercial paper and other external and local loans. During 2004, payments of Bs. 204.9 billion included a Bs. 160.0 billion (U.S.$100 million) for Yankee Bonds, Bs. 25.3 billion (U.S.$14.4 million) for the IFC loans, Bs. 17.6 billion (¥1,081.9 million) to JBIC loan and repayments of Bs. 2.0 billion for other local loans. See “—Liquidity and Capital Resources” for a description of these loans. During 2005, the Company paid Bs. 415.1 billion in dividends, compared to Bs. 563.1 billion in 2004.

Research and Development

The Company, through its business units, performs multiple market studies to identify products and services to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized with respect to property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or improves asset capacity and the Company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other research and development activities.

Liquidity and Capital Resources

As of December 31, 2006, the Company’s current assets totaled Bs. 3,218.1 billion, an increase of Bs. 869.5 billion (37.0%) compared to Bs. 2,348.6 billion at December 31, 2005. The Company’s current liabilities totaled Bs. 4,081.4 billion at December 31, 2006, an increase of Bs. 1,888.4 billion (86.1%) compared to Bs. 2,193.0 billion at December 31, 2005. As a result, the Company’s working capital ratio decreased to 0.79 at December 31, 2006, from 1.07 at December 31, 2005, mainly due to higher accounts payable and dividends payable, including the minimum required by the Capital Markets Law. See Item 4. “Information on the Company—History.” Management believes that the Company’s working capital is sufficient to meet the Company’s actual requirements.

Accounts receivable from Government entities decreased by Bs. 3.7 billion (1.4%) during the year to Bs. 269.1 billion at December 31, 2006 from Bs. 272.8 billion at December 31, 2005. CANTV has strengthened and restructured its Government collections group, and is coordinating efforts with appropriate Government entities in order to facilitate the collection of current and future Government receivables. On November 3, 1999, the Venezuelan National Congress (currently the National Assembly) passed a law authorizing the issuance of Venezuelan National Public Debt Bonds for the purpose of paying certain of its outstanding obligations, including those related to telephone services. The amounts set aside for the payment of debt owed to CANTV in the five-year period 1996-2000 amounted to Bs. 43.3 billion. In 2001, the Government approved a decree authorizing the issuance of additional bonds for the payment of basic services. During 2001, the Company collected Bs. 6.6 billion from these bonds. As a result of negotiations with the Government, CANTV received, during 2002, payments from the Government through bond issuances of Bs. 63.6 billion related to amounts owed from prior years, representing 49.5% of the outstanding balance at December 31, 2001. During 2003, the Company received payments in the form of a note denominated in U.S. dollars and Venezuelan National Public Debt Bonds denominated in bolivars, in the amount of Bs. 68.5 billion. During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs. 7.7 billion. The Company also received Bs. 233.1 billion in cash, of which Bs. 43.5 billion were payments of prior years’ debt. The increase in collections was due to 2004 billing related to electoral processes. During 2005 and 2006, all collections were received in cash. As a result of the effects of inflation and devaluation, the present value of amounts owed by Government entities to the Company has been reduced substantially. The Company has recorded adjustments of Bs. 9.9 billion and Bs. 11.6 billion for 2005 and 2006, respectively, with regard to the present value of the accounts receivable from Government entities, due to the projected delay in payments, and a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. See Item 3. “Key Information—Risk Factors—Risk Factors Relating to the Company—We have experienced delays in receiving payments from Government entities,” Item 4. “Information on the Company—Business Overview—Billing” and Note 12 to the Audited Consolidated Financial Statements.

During 2005, the Company reduced its total debt obligations by Bs. 46.1 billion (44.2%). As of December 31, 2006, the Company’s outstanding indebtedness totaled Bs. 58.2 billion, with Bs. 28.9 billion classified as short-term debt, as compared to total debt of Bs. 104.3 billion with Bs. 41.0 billion classified as short-term debt at December 31, 2005. See Note 16 to the Audited Consolidated Financial Statements. The Company continues to maintain a strong capital structure as evidenced by a 1.8% debt-to-equity position at December 31, 2006. Management believes that this capital structure still enables the Company to confront the impact of a potential deterioration in the Venezuelan economic outlook or take advantage of growing opportunities. As of December 31, 2006, outstanding debt of the Company was primarily denominated in Japanese yen with some debt denominated in U.S. dollars. The total debt of the Company is comprised of bank loans and bonds denominated in U.S. dollars, Japanese yen and Venezuelan bolivars. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” for a detailed schedule of composition of debt by fixed and variable interest rates and currency.

In February 1990, CANTV obtained a loan from the Japan Bank for International Cooperation (“JBIC”) (formerly The Export-Import Bank of Japan) of ¥16,228 million, and invested in technological changes in the transmission and urban connection network. This loan is amortized semi-annually at a fixed annual rate of 5.8% maturing in 2009, and as of December 31, 2006, the outstanding balance of this loan was ¥2,704.7 million.

In February 1997, the Company issued two Guaranteed Notes for U.S.$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance Ltd. (“CANTV Finance”), a wholly-owned subsidiary of CANTV. The Guaranteed Notes were unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In February 2002 and January 2004, the Company made payments of U.S.$100 million each in respect of these Guaranteed Notes.

On June 7, 1996, CANTV entered into an agreement with the International Finance Corporation (“IFC”) and obtained loan commitments of U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in CANTV’s modernization and expansion program, as mandated by the Concession, and for certain other capital expenditures. The remaining U.S.$100 million represented the conversion of certain debt outstanding into longer-term debt. In March 1998, CANTV paid U.S.$150 million of this loan with the proceeds from the sale of variable interest rate notes issued by CANTV Finance, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of U.S.$25 million was repaid in a single installment in September 2005. This loan bore interest at the London Interbank Offered Rate (“LIBOR”) plus a financial margin up to 3%.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2005, the outstanding amount of Movilnet’s loans from the IFC was U.S.$4.4 million. The interest rates on these loans were based on LIBOR at six months plus 1.75% and 2%, to mature in 2005 and 2007, respectively. Under these agreements, Movilnet may pay dividends if it is solvent with its semi-annual payments and in compliance with certain financial ratios. As of December 31, 2006, Movilnet was in compliance with all of the covenants under this loan agreement.

In September 2000 the Company issued at a discount promissory notes in bolivars amounting to Bs. 28.0 billion, which mature in five years. The promissory notes were placed at a 44% discount and a fixed annual interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7.0 billion each, with maturities between five and 10 years. During 2006, these loans were paid in full.

At a Shareholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issuance of commercial paper for up to Bs. 80 billion. During 2004 and 2005, six series were issued for a total amount of Bs. 80 billion from the first issuance. The total amount was placed in the market on a discount basis and at annual interest rates between 12.5% and 12.59%. The paper matured in June 2005 and July 2005 and was paid in full.

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

As of December 31, 2006, the estimated debt payments are Bs. 28.9 billion in 2007, Bs. 19.5 billion in 2008 and Bs. 9.8 billion in 2009, translated into bolivars at the exchange rate at this date.

The Company also has access to credit lines in bolivars and U.S. dollars with local and foreign banks.

The Company’s credit agreements have standard default clauses that provide for acceleration of payment of principal and interest and other clauses including compliance with statutes, maintenance of corporate franchises, governmental approvals, maintenance of property and others. The two agreements have cross-default clauses.

Devaluation of the bolivar against the U.S. dollar was 20.0% and 12.0% for the years ended December 31, 2004 and 2005, respectively. During 2006 there was no official devaluation of the bolivar against the U.S. dollar. The devaluation of the bolivar against the U.S. dollar and other foreign currencies resulted in net exchange gains for the Company of Bs. 3.9 billion and Bs. 32.8 billion and a loss of Bs. 0.5 billion for the years ended December 31, 2004, 2005 and 2006, respectively. The deterioration of fiscal accounts, increasing political and legal instability, sustained capital flight, and the erosion of foreign reserves as of December 2001 forced the Government to announce, on February 12, 2002, that the bolivar would float freely, and to introduce an exchange controls regime on February 5, 2003. There are currently restrictions under Venezuelan law on foreign exchange activity. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government approved the initial rules governing foreign currency trading, which were subsequently supplemented with further amendments. The new rules restrict the access of companies and individuals to foreign exchange. On February 9, 2004, the Government modified the official exchange rate from Bs. 1,600 per U.S. dollar to Bs. 1,920 per U.S. dollar and on March 2, 2005, this was further modified to Bs. 2,150 per U.S. dollar; this rate is subject to periodic revision and adjustment by the Central Bank of Venezuela. As of May 18, 2007, foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited. See Item 10. “Additional Information—Exchange Controls” and Item 3. “Key Information—Risk Factors.”

Net exchange gains or losses are included in the interest income and exchange gain (loss), net caption in the consolidated statements of operations and represent the additional or fewer Venezuelan bolivars that the Company requires to settle its U.S. dollar and other foreign currency-denominated net liabilities or receives in satisfaction of its foreign-denominated assets. If reductions in the value of the bolivar against the U.S. dollar were to continue and become substantial, the Company’s consolidated net income and shareholders’ equity, in certain circumstances, would be greatly diminished when expressed in U.S. dollars, and the market price and liquidity of, or the return on an investment in, the ADSs and the Class D shares could also be adversely affected. See Item 3. “Key Information” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.” Substantially all of the Company’s revenues are denominated in bolivars while a substantial majority of its capital expenditures and liabilities have been and are expected to continue to be denominated in U.S. dollars. Although the Company continually reviews opportunities to minimize its exposure to devaluation it currently does not engage in hedging activities, as there is no substantial organized market for financial instruments and derivatives in Venezuela. To prevent the erosion of cash assets, the Company’s policy had previously been to maintain approximately 80% of its cash balance in U.S. dollar-denominated accounts. However, currently the Company is not able to comply with this policy as a result of the Government’s foreign exchange controls regime.

During 2006, the Company continued to generate strong cash flows due to effective management of working capital and capital expenditures moderated in part by the uncertain political and economic environment. While there is no assurance that current liquidity levels can be maintained in the future, strong operating cash inflows are expected to continue based on the Company’s growth strategies and continued demand for telecommunications services in Venezuela.

The Company has met its liquidity requirements in recent years with cash flows from operations and proceeds from borrowings. The Company usually purchases equipment through supplier financing arrangements. During 2004, 2005 and 2006, the Company entered into new borrowings through the issuance of an aggregate amount of Bs. 119.8 billion in commercial paper, all of which was fully paid between 2005 and 2006. The Company expects to meet its capital requirements from internal funds and short-term bank loans in the near term. Based on market conditions, the Company will consider a number of financing options to meet its long-term capital requirements.

The Company has significant capital expenditures and net liabilities denominated in U.S. dollars and other foreign currencies and expects this will continue into the future. The expansion and modernization of the Company’s telecommunications network and the introduction of new services since privatization have required significant capital expenditures. The Company has invested over U.S.$7.0 billion from January 1, 1992 to December 31, 2006 in this effort. These capital expenditures and improvements have been financed through operating cash flow and debt denominated in U.S. dollars and Japanese yen. At December 31, 2006, the Company had outstanding debt of U.S.$27.1 million (including Japanese yen debt denominated in U.S. dollars). During 2006, the Company made debt payments totaling Bs. 52.2 billion, a Bs. 190.9 billion reduction when compared to 2005. These payments included Bs. 9.4 billion (U.S.$4.4 million) for the IFC loans, Bs. 20.1 billion (¥1,081.9 million) to JBIC loan, repayments of Bs. 11.2 billion of commercial paper and Bs. 11.5 billion for other local loans. The Company continues to make appropriate applications for foreign currency to CADIVI. The Company expects to be in a position to meet its foreign currency-denominated obligations; however, as long as the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the financial condition and results of operations of the Company.

There are carry-over investment commitments of U.S.$159 million from 2006, which include the CDMA-1X network expansion, sustain growth in ADSL and fixed telephony, switches modernization, data networks and integration of information systems. The Company expects an increase in 2007 capital expenditures reflecting the Company’s decision to take advantage of the current favorable investment conditions.

Investment priorities include deployment of GSM network, growth in the Company’s ADSL, development of EvDO technology to provide wireless broadband services, and the integration and transformation of the Company’s systems. The latter will enable the necessary functionality and flexibility to support the Company’s projected service offerings. Based on its expected working capital structure, the Company believes that it will generate sufficient cash from operations to fund currently anticipated capital expenditures.

The Venezuelan Commercial Code, Capital Markets Law and certain CNV regulations control the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements include restrictions which limit the Company’s ability to pay cash dividends. See Note 15 to the Audited Consolidated Financial Statements. The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings,” and the Capital Markets Law mandates that the Company distribute every year among its shareholders no less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Companies may exceed the minimum income limit established by the Capital Markets Law and declare dividends in excess of net annual income. The Capital Markets Law also provides that at least 25% of such 50% shall be paid to the shareholders in cash. If the Company, however, has accumulated losses, net income shall initially be applied to offset such deficit. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, i.e., dividends are required to be paid out of “liquid and collected earnings”, which result from financial statements from a closed fiscal year.

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

Contractual Commitments

The Company’s contractual commitments as of December 31, 2006 are detailed as follows:

	Payments due by period (in millions of Bs.)
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Long-term debt(1)	62,898	31,888	31,010	—
Purchase obligations	184,900	184,900	—	—

Total	247,798	216,788	31,010	—

(1)	Includes principal and estimated interest on long-term debt.

Business Trends

The Company continues to concentrate resources on its growth segments through the application of marketing plans, products and new services designed to enhance the Company’s revenue base and diversify its portfolio of product offerings.

Despite worsening economic conditions, the Company was able to reduce total operating expense levels in 2002 and 2003. During 2004, 2005 and 2006, operating expenses increased as a result of stronger promotional efforts due to the intensifying competitive environment, sales initiatives and customer service, as well as increased equipment sales resulting from the increased participation of the Company as a direct distributor since the implementation of the exchange controls regime. During 2003, capital expenditures were significantly lower than in previous years reflecting the cautious approach given the second year of economic and market contractions. During 2004, capital expenditures returned to higher levels and the Company has remained and expects to remain at high levels in the near future.

The Company continues to operate in a difficult environment, which affects the Company’s ability to generate revenues and cash flows and control operating expenses. In particular, the Company considers that the following circumstances may have a material effect on the results of its operations in future periods:

•	the potential changes in business objectives from the change in control as announced in the tender offers;

•	the outcome of the negotiations concerning the approval of tariff increases by the Government;

•

the macroeconomic situation in Venezuela, including inflation, foreign currency exchange controls, price controls, devaluation and unemployment, and any effect from a change in Venezuela’s and the world’s oil markets;

•	the ability to obtain approval for foreign currency requests from CADIVI and the timely reception of funds for the acquisition of equipment and inventories for the Company’s operations;

•	delays in receiving payments from Government entities;

•	delays in receiving collections from other customers in a changing economy;

•	the ability of the Company to respond rapidly to competitive pressures from other international long distance and wireless and broadband operators;

•	material changes in available technology;

•	technology substitution;

•	changes in laws and regulations, including the announced constitutional reform;

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

Note 4 to the Audited Consolidated Financial Statements includes a summary of the significant accounting principles and policies used in the preparation of the consolidated financial statements. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates. These estimates and assumptions have been based on current strategic business plan (2007-2011) which was approved in 2006. The consolidated financial statements as of December 31, 2006 have been prepared on the basis of events known, and estimates and assumptions made, on or before February 15, 2007, the date on which the Board of Directors approved their issuance. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates as of December 31, 2006.

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

b. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of such assets’ fair value less cost to sell and its value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management, based on its current business plan (2007-2011) approved in 2006, considers that as of December 31, 2005 and 2006, there are no events or circumstances that indicate that the carrying amount of long-lived assets may not be recoverable and, in accordance with applicable accounting principles, there is no impairment in the carrying value of these assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

c. Income taxes

Income tax is calculated based upon taxable income, which is different from income before tax for tax purposes. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years. Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets.

The Company records income taxes in accordance to IAS 12, which requires the recognition of assets and liabilities for the accounting of deferred income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) tax credits and losses carryforwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. Deferred income tax provides for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets based on its current business plan (2007-2011) approved in 2006.

d. Provisions for litigation

The Company’s management records a provision for legal and tax litigation which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel. The Company’s management believes that its recorded provision for litigation as of December 31, 2005 and 2006 is adequate and proper to cover the identified risks. However, accruals are based on developments up to February 15, 2007 and the final outcome of litigation may be different than expected.

At the Regular Stockholders’ Meeting held on March 30, 2007, the consolidated financial statements as of December 31, 2006 were approved. However, BANDES, as holder of Class B shares, indicated its willingness to put in record of the minutes of the March 30, 2007 Regular Stockholders’ Meeting its opinion regarding the insufficiency of the provisions recorded for assessments issued by SENIAT and CONATEL. See Item 8. “Financial Information—Additional information—Subsequent Events.”

e. Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use and basic monthly recurring charges, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates as earned or caused.

Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor, and generally equipment is sold below its cost and no gain is obtained from the sale. See “—Provision for inventory obsolescence.”

Submarine cable usage is recognized as revenue once the service is rendered on a monthly basis.

Unlimited plans for Internet access are recognized as revenue on a monthly basis when the service is rendered.

Amounts related to unused prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire one year after being activated by the customer and unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly charges for telecommunications services are recognized as revenue on a monthly basis once the service is rendered.

Advertising in telephone directories is recognized as revenue when the obligations to the customers are fulfilled, which is at the time of the distribution of directories.

The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis when the service is rendered.

Data transmission services include a monthly recurring fee which is initially recorded as deferred revenue for services billed in advance, and revenue is recognized based on traffic when the service is rendered.

Late payment charges are recognized as financial income when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is the moment the subscriber’s line is reconnected after paying overdue amounts.

Miscellaneous charges include subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.

Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight-line method.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advance charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable.

The Company has agreements with customers in which certain equipment is sold, including modems and personal computers, among others, and financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to acquire and provide wireless services and equipment to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its own installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

f. Provision for uncollectible accounts

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on such analyses, as of December 31, 2006, the Company recorded a provision equivalent to 1.7% of wireline services accounts receivable, 1.7% for wireless services accounts receivable, and 1.8% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts, in order to provide these accounts with a specific allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

During 2005, based on historic experience and current trends, the Company changed its estimate for fixed telephony provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivable, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 20.0 billion in the provision for 2005.

During 2006, based on historic experience and current trends, the Company changed its estimate for wireless telephony and Internet provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivable, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 12.0 billion in the provision for 2006.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its provision for uncollectibles as of December 31, 2005 and 2006 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

g. Provision for inventory obsolescence

Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value. These provisions are presented as operating expenses.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole, and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for products or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

h. Other provisions

Provisions are recorded when, at the end of the period, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation made by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the end of the period, including the opinion of external experts, such as legal advisors or consultants.

If the Company is unable to reliably measure the obligation, no provision is recorded and information is then presented in the Notes to the Audited Consolidated Financial Statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

i. Pension plan—Actuarial assumptions

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions, including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events such as minimum urban wage increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Government bonds, and considers the timing and amounts of expected future benefit payments for which the Company has selected the Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary and official minimum urban wage growth assumptions consider our long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published nationwide and worldwide statistics.

The effects of actual results differing from our assumptions are accumulated and amortized into the income statement in future periods in accordance with the pension accounting rules.

j. Other post-retirement benefits—Actuarial assumptions

The Company provides certain medical benefits to retired employees and accrues actuarially determined postretirement benefit costs as active employees earn these benefits. For postretirement benefit plans, the benefit obligation is the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date. The measurement of obligations associated with postretirement benefits is dependent on a variety of assumptions. This includes estimating the present value of projected future payments to plan participants and consideration of the likelihood of potential future events such as demographic experience. These assumptions may have an effect on the amount and timing of future payments.

The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Government bonds, and considers the timing and amounts of expected future benefit payments for which the Company has selected the Government bonds. A lower discount rate increases the present value of benefit obligations and expense. Inflation assumption is based on an evaluation of external market indicators. The actuarial values are calculated based on the Company’s specific experience combined with published nationwide statistics. The effects of actual results differing from the assumptions are accumulated and amortized into the income statement in future periods in accordance with the other postretirement benefits accounting rules.

Primary Differences Between IFRS and U.S. GAAP

The primary differences between IFRS and U.S. GAAP that apply to the Company are as follows:

•

In accordance with IFRS, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects (qualifying assets) since this is an allowed alternative treatment the Company chose not to apply. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in the financial statements as part of Property, Plant and Equipment.

•

In accordance with IFRS, IAS 19, “Employee Benefits”, provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS 19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years, whereas the U.S. GAAP Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), allows for an amortization period based on the average remaining service years of employees. Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and the market-related value of plan assets are amortized over a period of four years under IFRS and under U.S. GAAP, as the Company applies a systematic method that results in a faster recognition of cumulative gains and losses, which is consistently applied period to period, and both to gains and losses. Under IAS 19, to the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service costs immediately. In accordance with SFAS 87, plan amendments (including initiation of a plan) often include provisions that grant increased benefits based on services rendered in prior periods. Because plan amendments are granted with the expectation that the employer will realize economic benefits in future periods, SFAS 87 does not require the cost of providing such retroactive benefits (that is, prior service costs) to be included in net periodic pension costs entirely in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan. In addition, as a result of the adoption of IFRS, following IFRS 1, “First Time Adoption of IFRS”, cumulative actuarial gains and losses as of January 1, 2004 were immediately recognized. Under SFAS 87, there was no immediate recognition at that date.

•

Under U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”), effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its consolidated balance sheet and to recognize as a component of accumulated other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.

•

Under IFRS, the fair value of available for sale investments, in which no active market exists, can be measured using recent arm’s-length market transactions between knowledgeable, willing parties, if available, such as selling agreements. Under U.S. GAAP, the investments that are not publicly traded are carried at cost. Because INTELSAT is not publicly traded, under U.S. GAAP, the investment in INTELSAT was accounted for under the cost method.

IFRS and U.S. GAAP require that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under IAS 12, “Income Taxes” and Statement of Financial Accounting Standards No. 109, “Accounting for Taxes” (“SFAS 109”), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured. Deferred taxes are calculated based on temporary differences in items from the balance sheet. Deferred taxes are different between IFRS and U.S. GAAP with respect to the temporary differences originated by different pension and other postretirement benefits liabilities and capitalized interests. Under IFRS, a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Under U.S. GAAP, a deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards and a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In addition, for presentation purposes under IFRS the total amount of deferred taxes is presented as non-current, and under U.S. GAAP deferred taxes are required to be classified as current and non-current based on the expected realization date.

See Notes 25 and 26 to the Audited Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

New IFRS accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2006 or later periods:

Amendments to published standards effective in 2006

•

IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

Standards, amendments and interpretations effective in 2006 but not relevant to the Company’s operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on January 1, 2006 or later periods, but are not relevant to the Company’s operations:

•	IAS 21 (Amendment), “Net investment in a foreign operation”;

•	IAS 39 (Amendment), “Cash flow hedge accounting of forecast intragroup transactions”;

•	IAS 39 (Amendment), “The fair value option”;

•	IAS 39 and IFRS 4 (Amendment), “Financial guarantee contracts”;

•	IFRS 1 (Amendment), “First-time adoption of International Financial Reporting Standards” and IFRS 6 (Amendment), “Exploration for and evaluation of mineral resources”;

•	IFRIC 4, “Determining whether an arrangement contains a lease”;

•	IFRIC 5, “Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds”; and

•	IFRIC 6, “Liabilities arising from participating in a specific market—Waste electrical and electronic equipment.”

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on May 1, 2006 or later periods, but that the Company has not early adopted:

•

IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements—capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. IFRS 7 replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS 8 replaces IAS 14 “Segment reporting.” The Company will apply IFRS 8 beginning January 1, 2009.

•

IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after May 1, 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued, to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Company’s financial statements.

•

IFRIC 10, “Interim financial reporting and impairment” (effective from November 1, 2006). IFRIC 10 establishes that an entity should not reverse an impairment loss recognized in a previous interim period with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost. The Company has not recognized an impairment loss recognized with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost; therefore, this interpretation does not have any impact on the Company’s financial statements.

•

IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements and is applicable if: (a) the grantor controls or regulates which services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. The Company’s management is currently assessing the impact of IFRIC 12 on the Company’s operations.

Interpretations to existing standards that are not yet relevant for the Company’s operations

The following interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on May 1, 2006 or later periods, but are not relevant for the Company’s operations:

•	IFRIC 7, “Applying the restatement approach under IAS 29, financial reporting in hyperinflationary economies”;

•	IFRIC 9, “Reassessment of embedded derivatives”; and

•	IFRIC 11, “Group and treasury share transactions.”

U.S. GAAP

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2007 or later periods but which the Company has not early adopted, as follows:

•

FASB Interpretation No. 46(R)-6, “Determining the variability to be considered in applying FASB Interpretation No. 46(R)” (“FIN 46(R)-6”), issued in April 2006. FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FIN 46(R)-6 is required to be applied prospectively to all entities with which the Company first becomes involved and to all entities previously required to be analyzed under FASB Interpretation No. 46(R), “Consolidation of variable interest entities”, upon the occurrence of certain events beginning the first day of the first reporting period after June 15, 2006. The Company does not expect the adoption of FIN 46(R)-6 to have a material impact on its consolidated financial position or results of operations.

•

FASB Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) issued in July 2006. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for the Company as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 and is unable to estimate the impact at this time, if any, on its consolidated financial statements.

•

Statement of Financial Accounting Standards No. 157, “Fair value measurements” (“SFAS 157”) issued in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the Company on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial position or results of operations.

•

Statement of Financial Accounting Standards No. 159, “The fair value option for financial assets and financial liabilities” (“SFAS 159”), permits entities to choose to measure many financial instruments and certain other items like firm commitments, non-financial insurance contracts and host financial instruments at fair value. SFAS 159 is expected to expand the use of fair value measurement and is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact on its consolidated financial statements.

•

Emerging Issues Task Force No. 06-1, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider” (“EITF 06-1”), ratified by the FASB in September 2006. EITF 06-1 requires the application of Emerging Issues Task Force No. 01-9, “Accounting for consideration given by a vendor to a customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment, and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Company does not expect the adoption of EITF 06-1 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-2, “Accounting for sabbatical leave and other similar benefits pursuant to FASB Statement No. 43” (“EITF 06-2”) issued in June 2006. The Task Force reached a consensus that an employee’s right to a compensated absence under a sabbatical or other similar benefit arrangement (a) that requires the completion of a minimum service period and (b) in which the benefit does not increase with additional years of service, accumulates pursuant to paragraph 6(b) of FASB Statement No. 43 for arrangements in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence. Therefore, assuming all of the other conditions of paragraph 6 of FASB Statement No. 43 are met, the compensation cost associated with a sabbatical or other similar benefit arrangement should be accrued over the requisite service period. EITF 06-2 is effective for the first annual reporting period beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-2 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-3, “How taxes collected from customers and remitted to Governmental authorities should be presented in the income statement” (“EITF 06-3”) issued in June 2006. The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value-added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to the Accounting Principles Board Opinion No. 22, “Disclosure of accounting policies.” If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company will disclose the accounting method applicable in its 2007 annual consolidated financial statements.

•

Emerging Issues Task Force No. 06-4, “Accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements” (“EITF 06-4”) issued in September 2006. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 states that an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on a substantive agreement with the employee. Similarly, if the employer has effectively agreed to provide the employee with a death benefit, the employer should accrue, over the service period, a liability for the actuarial present value of the future death benefit as of the employee’s expected retirement date, in accordance with either FASB Statement No. 106 or Accounting Principles Board Opinion No. 12. EITF 06-4 is effective for the first annual reporting period beginning after December 15, 2007. The Company does not expect the adoption of EITF 06-4 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-5, “Accounting for purchases of life insurance-determining the amount that could be realized in accordance with FASB Technical Bulletin No. 85-4” (“EITF 06-5”) issued in September 2006. EITF 06-5 reached a consensus on the accounting for certain life insurance policies. EITF 06-5 is effective for the first annual reporting period beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-5 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-6, “Debtor’s accounting for a modification (or exchange) of convertible debt instruments” (“EITF 06-6”) issued in November 2006. EITF 06-06 addresses (a) whether a change in the fair value of an embedded conversion option that results from a modification of a convertible debt instrument should be included in the analysis of whether there has been a substantial change in the terms of a debt instrument to determine if a debt extinguishment has occurred pursuant to Issue 96-19 and (b) how an issuer should account for modifications that do not result in a debt extinguishment pursuant to Issue 96-19. EITF 06-6 should be applied to modifications or exchanges of debt instruments occurring in interim or annual reporting periods beginning after November 29, 2006. The Company does not expect the adoption of EITF 06-6 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-7, “Issuer’s accounting for a previously bifurcated conversion option in a convertible debt instrument when the conversion option no longer meets the bifurcation criteria in FASB Statement No. 133” (“EITF 06-7”) issued in November 2006. EITF 06-7 is effective for all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FASB Statement No. 133 in annual or interim periods beginning after December 31, 2006, irrespective of when the debt instrument was entered into. The Company does not expect the adoption of EITF 06-7 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-8, “Applicability of the assessment of a buyer’s continuing investment under FASB Statement No. 66 for sales of condominiums” (“EITF 06-8”) issued in November 2006. The scope of EITF 06-8 is limited to the sale of individual units in a condominium project. The Company does not expect the adoption of EITF 06-8 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-9, “Reporting a change in (or the elimination of) a previously existing difference between the fiscal year-end of a parent company and that of a consolidated entity or between the reporting period of an investor and that of an equity method investee” (“EITF 06-9”) issued in November 2006. EITF 06-9 is effective for changes in, or eliminations of, a previously existing difference between an entity’s reporting period and that of a consolidated entity or an equity method investee that occur in interim or annual reporting periods beginning after November 29, 2006. The Company does not expect the adoption of EITF 06-9 to have a material impact on its consolidated financial position or results of operations.

Cautionary Statement Regarding Forward-Looking Statements

The Company is making forward-looking statements in this Form 20-F based on the Company’s estimates and assumptions, which are subject to certain risks and uncertainties. These forward-looking statements include information concerning possible or assumed future results of operations of the Company. For each of these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. The future results of the Company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements, depending on a variety of factors discussed in this Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Form 20-F, including factors set forth in Item 3. “Key Information—Risk Factors.” If future events and actual performance differ from the Company’s assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements.

Item 6.    Directors, Senior Management and E mployees

Directors

CANTV is managed by its Board of Directors which, in accordance with its by-laws, consists of the President of CANTV and eight other principal directors, each of whom has an alternate to act in his or her absence. The members of the Board of Directors are elected at the annual Shareholders’ Assembly.

After January 1, 2001, holders of Class A shares no longer had special voting rights and, together with all other holders of equity capital of CANTV, vote to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C shares voting as separate classes. Also, after January 1, 2001, the Government retained the right to elect one principal director so long as it continues to own at least one Class B share, and the favorable vote of the majority of Class B shares is required to adopt decisions with respect to dissolutions, mergers and reductions of capital stock. Additionally, holders of Class C shares had the right, voting as a separate class, to elect two directors provided such shares represent at least 8% of CANTV’s equity share capital and have the right to elect at least one director, provided such shares represent at least 3% but less than 8% of the equity share capital of CANTV. Holders of Class C shares represented less than 8% (but more than 3%) of CANTV’s equity share capital for the first time at the annual Shareholders’ Assembly held on March 31, 2006 and, accordingly, holders of Class C shares, voting as a single class, elected only one of CANTV’s current directors. Holders of Class D shares have the right, voting together with all other holders of the equity share capital of CANTV, to elect any director not elected by the Government as the holder of Class B shares or employees and retirees as holders of Class C shares voting as separate classes. Accordingly, since January 1, 2001, holders of all shares voting as a single class have been entitled to elect the President and six principal directors.

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

At the Ordinary Shareholders’ Assembly held on March 30, 2007, CANTV’s shareholders postponed the election of new directors. CANTV’s existing Board of Directors called a new meeting for the election of a new Board of Directors on May 21, 2007, among other things. CANTV’s current directors, elected at the Shareholders’ Assembly on March 31, 2006, are:

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment
Elected by all shares voting as holders of a single class:
President— Gustavo Roosen(1)	June 1995	February 2007	President, Chairman and Chief Executive Officer, CANTV
Directors— Daniel Petri	March 2003	May 2007	Group President—International, Verizon Communications Inc.
John Lack	March 2003	May 2007	Group Senior Vice President—International Operations, Verizon Communications Inc.
Edward McQuaid	March 2005	May 2007	Vice President and CFO—International, Verizon Communications Inc.
Ruth de Krivoy	March 2004	May 2007	President, Síntesis Financiera Caracas, C.A.
Ricardo Hausmann	March 2002	May 2007	Professor of Economic Development, Harvard University
Lorenzo Mendoza Giménez(2)	March 2005	February 2007	President, Chairman and Chief Executive Officer, Empresas Polar
Alternate Directors— Vicente Llatas(1)	March 2004	May 2007	President, Chairman and Chief Executive Officer, CANTV
Christopher Bennett	March 2005	May 2007	Vice President & General Counsel—International, Verizon Communications Inc.
Charles Fallini(3)	March 2003	May 2007	Retired from Verizon Communications Inc.
Luis Esteban Palacios	December 1991	May 2007	Partner, Palacios, Ortega & Asociados
Imanol Valdés Cantolla(2)	March 2005	February 2007	President, Inmuebles e Inversiones Cerneval, C.A.
Germán García Velutini	March 2001	May 2007	President, Vencred, S.A.
Nicolás Vegas Chumaceiro	March 2005	May 2007	General Director, Sodexo Pass Venezuela, C.A.
Elected by the Government as holder of Class B shares:
Director— Edgar Hernández Behrens	March 2006	May 2007	Self-employed
Alternate Director— Julio César Pérez	March 2005	May 2007	Planning Manager—Banco Agrícola de Venezuela

Name	First Appointed	Current Term Ends	Current Position and Present Principal Occupation or Employment

Elected by CANTV Employees and Retirees as holders of Class C shares:
Director— Yelitza García	March 2001	May 2007	Coordinator to CANTV’s Retirees
Alternate Director— Ricardo Armas	March 2002	May 2007	Technician in Telecommunications, CANTV

(1)	On February 12, 2007, Gustavo Roosen, who acted as President, Chairman and Chief Executive Officer of the Company, resigned. Vicente Llatas, who has been Executive Vice President and Chief Operating Officer of the Company since May 1998, was appointed Chief Executive Officer, President and Chairman of the Board.
(2)	On February 15, 2007, Lorenzo Mendoza Giménez and Imanol Valdés Cantolla submitted their resignations as members of the Board.
(3)	In July 2006, Mr. Charles Fallini retired from Verizon.

Executive Officers

Since January 1, 2001, holders of all shares voting as a single class are entitled to elect the President. All other executive officers of CANTV are appointed by the Board of Directors and hold office at the discretion of the Board.

The Company’s current executive officers are:

Name	Position	Current Position Held Since
Vicente Llatas	President, Chairman and Chief Executive Officer	February 2007
Armando Yañes	General Manager, Planning and Finance, Chief Financial Officer and Compliance Officer	July 2000
Pedro González(1)	General Manager, Organization and Human Resources	June 1998
Francisco Sanánez(1)	General Manager, Corporate Marketing	March 2003
Eloína Pérez(2)	General Manager, Regulatory Affairs and Legal Counsel	April 2000
Félix Ohep(1)	General Manager, Revenue Assurance	November 2003
Miguel Benatuil(1)	General Manager, Technology and Operations	April 2004
Ramón Ramírez	General Manager, Enterprises and Institutions	August 2002
Oscar Santamariña(1)	General Manager, Residential and Public Telephony	January 2005

(1)	These executives resigned on May 15, 2007.
(2)	Legal Counsel from April 9, 2007.

Set forth below is additional biographical information concerning certain of the Company’s directors and executive officers:

Vicente Llatas, President, Chairman and Chief Executive Officer, CANTV. Mr. Llatas has been Executive Vice President and Chief Operating Officer since February 2007. Prior to that time he served as Executive Vice President and Chief Operating Officer since May 1998. Currently, Mr. Llatas also serves as President of CANTV.Net. Mr. Llatas is a member of the Board of the Venezuelan-Japanese Chamber of Commerce and Vice President of the Board of Directors on the Consejo Nacional de Promoción de Inversiones (CONAPRI). He is also a member of the Board of Directors of Fundación La Salle (FLASA) and of Innovex, Capital en Tecnología, C.A. Mr. Llatas was Vice President of Bitúmenes Orinoco, S.A. (BITOR), a subsidiary of Petróleos de Venezuela, S.A., in 1988. He was Trading and Supply Coordinator of Petróleos de Venezuela, S.A. in 1990. In 1994, he was appointed Vice President of Lagoven, a subsidiary of Petróleos de Venezuela, S.A., and in September 1997 he became President of Lagoven until joining CANTV.

Daniel Petri, Group President—International, Verizon Communications Inc. Mr. Petri is responsible for Verizon’s international wireless and wireline operations. In addition, he is responsible for management of

Verizon Airfone. Prior to this appointment, Mr. Petri served as President, International—Europe and Asia and was responsible for Verizon’s wireless and wireline operations in those markets and related business development. Before the merger of Bell Atlantic and GTE to form Verizon, Mr. Petri held a series of positions overseeing various international investments of Bell Atlantic and NYNEX. He served as Managing Director—Worldwide Operations for NYNEX from 1994 to 1995 with responsibility for assisting NYNEX’s unregulated subsidiaries including wireless, video, directory, and international operations and investments. From 1988 to 1994, Mr. Petri served as Vice President and General Manager for central New York and then for midtown Manhattan, overseeing customer care operations in each region. Mr. Petri is also a member of the board of Vodafone Omnitel in Italy. Additionally, he serves on the board of the US ASEAN Council and as Vice Chairman of the Business Council for International Understanding.

John Lack, Group Senior Vice President—International Operations, Verizon Communications Inc. Mr. Lack is responsible for supporting Verizon’s international units in the areas of wireline, wireless, advanced communications and Internet protocol, information technology, operations and engineering, and marketing and sales. Prior to this appointment, Mr. Lack served as Vice President and Regional Manager—Asia/Pacific Operations for Bell Atlantic International Wireless and was responsible for shareholder management of Verizon’s investment portfolio in Asia. Prior to working internationally, Mr. Lack held the position of Vice President and General Manager of NYNEX—Long Island in New York. Mr. Lack also held numerous operating positions within NYNEX prior to the Bell Atlantic/GTE merger. He began his career in 1978 in Kingston, New York as service supervisor for New York Telephone.

Edward McQuaid, Vice President and CFO—International, Verizon Communications Inc. Mr. McQuaid has served in this position since February 2005. He is responsible for Verizon’s international finance, strategy and business development activities. Prior to this role, McQuaid was Vice President—Finance in Verizon’s Domestic Telecom Finance organization and Vice President—Corporate Financial Planning & Analysis. His previous experience includes several positions in NYNEX and New England Telephone. Additionally, Mr. McQuaid is a board member of Verizon International Communications Services, Inc.

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

Christopher Bennett, Vice President & General Counsel—International, Verizon Communications Inc. Mr. Bennett has been responsible for legal supervision of Verizon’s international activities since the merger of Bell Atlantic and GTE to form Verizon in 2000. Prior to that, he held a variety of senior legal positions in both Bell Atlantic and NYNEX. At Bell Atlantic, he was Associate General Counsel with responsibility for overseeing the legal affairs of the international and directory businesses and the mergers and acquisitions practice group. Mr. Bennett held a series of legal department positions for NYNEX, including Associate General Counsel for

Worldwide Services, Associate General Counsel for non-regulated operations, Vice President & General Counsel of NYNEX Business Information Systems Company and General Attorney for both Federal and State regulatory matters. He began his career as an attorney with New England Telephone in 1976.

Charles Fallini, retired from Verizon Communications Inc. in July 2006. Mr. Fallini was Vice President—International Operations Management, Verizon Communications Inc. until his retirement. Mr. Fallini was responsible for information technology, operations and network activities that supported Verizon’s international operating companies. Previously, Mr. Fallini was Vice President—International Engineering and Operations where he directed the provisioning of customer and network operations support for Verizon’s international affiliate companies. Mr. Fallini was also Assistant Vice President—Operations Support for GTE International. During his 28-year career, he has held multiple assignments in the Engineering, Network Planning, Products and Services Planning, Network Operations, and International divisions.

Luis Esteban Palacios, Partner, Palacios, Ortega & Asociados. Mr. Palacios is currently Director of the Foundación Scout, alternate Director of Banco Mercantil C.A., legal advisor to the Superintendencia de Inversiones Extranjeras (SIEX) and legal advisor to IBM de Venezuela, S.A., and was alternate Director of VenWorld Telecom, C.A. until its liquidation. Mr. Palacios has held several positions as legal counsel, including Secretary to the Board of Directors of the Colegio de Abogados del Distrito Federal and President of Montepío de Abogados de Venezuela.

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

Edgar Hernández Behrens, Self-employed. Mr. Behrens held the position of President at BANDES from December 2004 until January 14, 2007. Mr. Behrens was also Vice Minister for Endogenous Development since January 2005. Previously, Mr. Behrens served as President of Comisión de Administración de Divisas (CADIVI) and President of Banco de Fomento Regional los Andes, C.A. (BANFOANDES). Additionally, he served in several positions at Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) as well as in other Government agencies.

Julio César Pérez, Planning Manager—Banco Agrícola de Venezuela. Mr. Pérez held the Vice President—Planning, BANDES position form 2005 until January 14, 2007. Currently, Mr. Pérez is member of the Board of Banco de Fomento Regional los Andes, C.A. (BANFOANDES). Previously, Mr. Pérez served as Advisor of Comisión de Administración de Divisas (CADIVI) and worked at the Ministerio de Finanzas. Additionally, he served in several positions at Grupo Zarikian, as Collections Auditor at Hotel Eurobuilding and General Manager of S.T. Hidropetrol.

Armando Yañes, General Manager, Planning and Finance, Chief Financial Officer and Compliance Officer, CANTV. Mr. Yañes was appointed to his current position in July 2000. Prior to that time he served in various capacities at GTE since 1976. From 1995 to 2000, Mr. Yañes served as Chief Financial Officer in GTE China and from 1993 to 1995 as Controller in Compañía de Teléfonos del Interior (CTI) in Argentina. He also served as Director—Budget, Plans and Analysis and Corporate Controller in GTE Data Services, and as Manager—Corporate Audit in GTE Service Corporation.

Pedro González, General Manager, Organization and Human Resources, CANTV until May 15, 2007. Mr. González served in this position since June 1998. Prior to that time, he served as Vice President of Human Resources for Movilnet since December 1995. From 1992 to 1995, Mr. González served as the Vice President of Human Resources for United Distillers de Venezuela, C.A., and from 1978 to 1992 as Human Resources Manager at Warner Lambert de Venezuela, C.A. and Human Resources Director at Warner Lambert in Argentina.

Francisco Sanánez, General Manager, Corporate Marketing, CANTV until May 15, 2007. Mr. Sanánez served in this position since January 2003. Prior to this period he served at McKinsey & Company as Office Manager, partner and consultant. He also held management positions in the marketing department at Serviquim Venezuela and Alimentos Heinz, C.A.

Eloína Pérez, General Manager, Regulatory Affairs and Legal Counsel, CANTV. Mrs. Pérez has served as General Manager, Regulatory Affairs since April 2000 and since April 2007 has also assumed the responsibilities of Legal Counsel. Prior to that time, she served as Director at the Procuraduría General de la República de Venezuela, Legal Consultant at the Ministerio de Justicia, Legal Consultant at the Ministerio de Transporte y Comunicaciones, Legal Consultant at the Ministerio de Secrataría de la Presidencia and Legal Advisor of the Ministerio de Planficación y Desarrollo (CORDIPLAN), Siderurgica del Orinoco, C.A. (SIDOR) and C.A. Energía Eléctrica de Barquisimeto (ENELBAR).

Félix Ohep, General Manager, Revenue Assurance, CANTV until May 15, 2007. Mr. Ohep served in this position since November 2003. Mr. Ohep has served at CANTV in several positions. He served as General Manager of Altair and General Manager, Vice President of Operations and Commercial Vice President at CANTV.Net. He also served as Quality Control Manager, Vice President of Operations, Vice President of Systems, Vice President of New Business and Vice President of Customer Service. Before working at CANTV, he was Operations Manager of Computer Science Corporation, Telecommunications Manager of Tecnocomp and Director of Telecomunicaciones CFS Telecomunicaciones e Informática.

Miguel Benatuil, General Manager, Technology and Operations, CANTV until May 15, 2007. Mr. Benatuil served in this position since April 2004. Previously, Mr. Benatuil was President of CANTV.Net from April 1997 to April 2004. Before working at CANTV, Mr. Benatuil served as President of Infotrol and founded and served as Vice President of AETI, C.A.

Ramón Ramírez, General Manager, Enterprises and Institutions, CANTV. Mr. Ramírez has served in this position since August 2002. Previously, Mr. Ramírez served as General Manager, Residential Unit and General Manager, Public and Private Corporations. Before working at CANTV he was General Manager of Protokol Sistemas and Regional Manager at Siemens Andina.

Oscar Santamariña, General Manager, Residential and Public Telephony, CANTV until May 15, 2007. Mr. Santamariña served in this position since January 2005. Before his present appointment, Mr. Santamariña served as Corporate Planning Manager and as Interconnection Products and Planning Manager. Before working at CANTV he served as Associate Consultant, Project Manager and Senior Project Manager at McKinsey & Co.

Compensation

For the year ended December 31, 2006, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 11.419 million (U.S.$5.3 million) and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 6,576 million (U.S.$3.1 million).

In January 2003 the Board of Directors approved a stock option agreement which expires in 2013, under which CANTV has the obligation to sell 875,000 CANTV common Class D shares at a fixed price of Bs. 2,697.26 per share, exercisable in a whole or in part. CANTV may choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred to in the option. In February 2007, this agreement was terminated at no cost to CANTV and the option was not exercised.

Verizon establishes the salary and employment-related benefits for two principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Vicente Llatas, Chief Executive Officer and Armando Yañes, Chief Financial Officer. See “Introduction” and Item 4. “Information on the Company—History.”

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

Committees of the Board of Directors

The Executive Committee consists of three members of the Board. Since March 14, 2003, the Executive Committee members are Gustavo Roosen, Daniel Petri, and Ricardo Hausmann. Gustavo Roosen resigned on February 12, 2007. The Executive Committee is responsible primarily for the evaluation and formulation of proposals related to budgets, capital investments and operational matters and their presentation to the Board of Directors for approval.

The Audit Committee consists of three members of the Board. Since March 31, 2005, the Audit Committee members are Ruth de Krivoy, Lorenzo Mendoza Giménez and Ricardo Hausmann. Lorenzo Mendoza Giménez resigned on February 15, 2007. The Audit Committee is responsible primarily for overseeing the accounting and financial reporting processes of the Company and audits of the consolidated financial statements of the Company. The Audit Committee is responsible for the evaluation of independent auditors and assists the Board in their selection, whose appointment is subject to an affirmative vote by the shareholders at the annual general Shareholders’ Assembly and reviewing the scope of external audit services, including compatibility of non-audit services with independence requirements. The Audit Committee also provides support to the Board of Directors of CANTV in supervising the procedures for the preparation of financial reports; reviewing compliance with internal control, including monitoring and management of business risk and compliance with legal and ethical requirements of the Business Conduct Code of CANTV; reviewing the annual and quarterly consolidated financial statements of CANTV and monitoring the qualifications, independence and performance of the external auditors and discussing any issues to be communicated to the Audit Committee by the external auditors. In addition, the Audit Committee meets separately with internal and external auditors with or without the presence of the Company’s management, to discuss the results of the audits and provide sufficient opportunity for a private meeting between members of internal and external audit and the Audit Committee, who may also request additional information from employees and legal counsel. The Internal Audit manager reports to the Audit Committee. The Audit Committee reviews the pension plan fund management and expense reports of executives through an annual summary report performed by internal audit.

The Compensation and Executive Development Committee consists of three members responsible for the administration of human resources, including matters related to evaluation, development, training and compensation. The Compensation and Executive Development Committee members are Pedro González, Vicente Llatas and Armando Yañes.

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

Employees

As of December 31, the Company had 9,199 and 9,468 employees for the years 2005 and 2006, respectively. As of April 30, 2007, the Company had 9,390 employees. The Company’s workforce has decreased from 10,178 employees at December 31, 2002 to 9,468 employees at December 31, 2006. CANTV had 650 access lines in service per employee at December 31, 2006, compared to 372 at December 31, 2002. On April 30, 2007, CANTV had 706 access lines in service per employee. Since the announcement of the nationalization plan on January 8, 2007, some key personnel including general managers and other senior managers and staff have resigned, which might have had an impact on certain of the Company’s processes as a result of the related changes in those positions.

At December 31, 2006, approximately 54.5% of CANTV’s employees were members of one of 28 labor unions which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced strikes from time to time of various durations and levels of participation. These strikes have not had a material effect on the Company’s results of operations. In March 1997, approximately 1,500 of CANTV’s workers went on a 23-day strike in connection with contract negotiations. On April 2, 1997, the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement, which terminated on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit-sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement. The most recent work stoppage occurred during the national general strike on December 2, 2002.

On July 17, 2002, a new labor contract agreement was signed between CANTV and FETRATEL. The two-year agreement covered some 3,500 union employees in 28 unions and was retroactive to June 18, 2002, and provided for salary increases in each of the two years of the agreement (which are dependent on a union employee’s current salary) and an immediate increase in the value of food stamps and transportation benefits. The agreement also provided for a productivity bonus of up to a maximum of 30% for qualifying union employees, based on individual performance. In addition, each union employee received a special one-time bonus to be paid to all union employees in two installments: a Bs. 1,500,000 payment in July 2002 and a Bs. 500,000 payment in January 2003 as compensation for the absence of wage increases since the expiration of the contract in June 2002. This agreement was due to expire in June 2004 but remained in force pursuant to the current Labor Law which allows up to three years for expiration until a new labor agreement is reached.

In February 2004, FETRATEL presented a proposal to the Ministry of the Popular Power for Labor and Social Security to negotiate a new contract to replace the June 2002 agreement. CANTV presented a proposal to FETRATEL to extend the conditions and provisions included in the 2002-2004 agreement until June 2005, pursuant to the Labor Law. This proposal was accepted by 20 of the unions registered with FETRATEL through the execution of an agreement which extended the 2002-2004 agreement in exchange for a special bonus for each employee. However, the remaining unions did not agree to this extension, aggravating relations among the unions’ leaders. The extension expired on August 30, 2005 once the 2005-2007 labor agreement was finalized upon its filing with the Ministry of the Popular Power for Labor and Social Security, effective retroactively from June 18, 2005. The 2005-2007 labor agreement included for 2005 a salary increase of Bs. 70,000 for all employees covered by the agreement, a one-time special bonus of Bs. 4,714,285.71 and the inclusion of the variable salary portion derived from the average productivity of the last 12 months as part of the basic remuneration of each employee. For 2006, the inclusion of the variable portion to the basic salary was also applied and the payment of a special bonus of Bs. 1,000,000 was made. In addition, some severance and other benefits were improved.

The economic impact of the 2002-2004 and 2005-2007 labor agreements on the Company was within the range of management’s expectations. The increase in the total value of compensation equates, in nominal terms, to weighted average increases of 32.0%, 28.8% and 22.0% for 2004, 2005 and 2006, respectively. Future conflicts or disagreements with FETRATEL or with the Company’s unionized employees or other employees could have a material adverse effect on the Company.

In September 2004, the Social Chamber of the Supreme Court issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of AJUPTEL-Caracas against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment was administered by a lower court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries.

On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court appointed two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon the written request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage effective and retroactive to February 1, 2007. In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that, beginning September 1, 2006, CANTV must adjust all retirees’ pensions that were lower than the official minimum urban wage to the new official minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the official minimum urban wage.

On December 13, 2006, the two new independent experts delivered their final determination of the actual amounts due and payments to retirees to the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the official minimum urban wage pursuant to the Execution Court’s decision. However, CANTV appealed the decision, expressing disagreement with the experts’ methodology and benefits calculation, mainly in those cases in which pension adjustments for retirees earning less than the official minimum urban wage would result in payments in excess of the official minimum urban wage. In 2006, CANTV created a trust funded with Bs. 153.9 billion in order to cover the retroactive obligation as a result of the Supreme Court ruling of which Bs. 94.1 billion has been paid through March 31, 2007. For the years ended December 31, 2004, 2005 and 2006, the Company recorded provisions of Bs. 44.4 billion, Bs. 694.6 billion and Bs. 23.0 billion, respectively, to cover this additional obligation. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

On April 16, 2007, the Second Superior Labor Court of the Metropolitan Area of Caracas announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court. See Item 8. “Financial Information—Other Financial Information—Subsequent Events.”

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

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan covering up to 5.5% of the capital stock of the Company called the Value Fund. Both programs were to be effected through the purchase of Class C shares. As of December 31, 2001, the Company had not made effective the increase of the Excellence Award program or the creation of the new benefit plan Value Fund. In March 2002, the Company provided Bs. 4.2 billion in funds to increase the number of Class C shares of the Company held by the trust administering the Excellence Award program. As of April 30, 2007, this trust holds 11,366,960 Class C shares. As of the date of this Form 20-F, the Value Fund has not been created.

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

Share ownership

As of April 30, 2007, the members of the Board of Directors and executive officers of CANTV as a group owned an aggregate of 26,576 shares, representing 0.003% of CANTV’s shares issued and outstanding at such date.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

Until December 1991, CANTV operated under the control of the Government, which owned 100% of the Company’s equity share capital. In December 1991, the Government, through BANDES (formerly FIV), sold 40% of the equity share capital of CANTV to VenWorld for approximately U.S.$1,885 million, and provided for the transfer of up to 11% of the equity share capital of CANTV to the Employee Trusts. In late 1996, the Government sold 348,100,000 additional shares, representing 34.8% of the Company’s equity share capital, to the public in the Initial Public Offering. Currently, the Government holds the Class B shares of CANTV and retains the right to appoint one director to the CANTV’s Board of Directors. Also, the Government, acting through CONATEL, regulates the activities of the Company. See Item 4. “Information on the Company—Regulatory Framework.” The following table sets forth certain information concerning ownership of the equity capital shares outstanding of CANTV for legal purposes as of December 31, 2006 and April 30, 2007:

		At December 31, 2006		At April 30, 2007
	Class	Number of shares	Ownership percentage	Number of shares	Ownership percentage
GTE Venholdings B.V. (Verizon Communications Inc.)	A	196,401,427	24.95%	196,401,427	24.95%
Telefónica Venezuela Holding B.V.	A	54,410,144	6.91%	4	—
Banco Mercantil, C.A.	A	367,139	0.05%	367,139	0.05%
Banco de Desarrollo Económico y Social de Venezuela (BANDES)(1)	B	51,899,999	6.59%	51,899,999	6.59%
Ministerio del Poder Popular para la Infraestructura	B	1	—	1	—
Company employees and retirees(1)(2)	C	48,912,843	6.22%	44,994,147	5.72%
GTE Venholdings B.V. (Verizon Communications Inc.)(3)	D	28,009,177	3.56%	28,009,177	3.56%
Brandes Investment Partners, LLC(4)	D	115,378,830	14.66%	115,378,830	14.66%
Others(5)	D	291,761,289	37.06%	350,090,125	44.47%

		787,140,849		787,140,849

(1)	In August 1998, BANDES (formerly FIV) transferred 90 million Class B shares (representing 9% of the equity share capital of CANTV) to the Employee Trusts as new Class C shares for subscription by employees and retirees of CANTV, as provided for at the time of the Initial Public Offering.
(2)	Class C shares held directly or through the Employee Trusts. Class C shares include shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program owns 11,398,783 and 11,366,960 Class C shares at December 31, 2006 and April 30, 2007, respectively. For accounting purposes these shares are not considered outstanding shares.
(3)

Verizon, acting through an indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately U.S.$190 million in the Initial Public Offering and in transactions consummated following the completion of the Initial Public Offering. In December 1998, Verizon exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A. (Banco Universal) as Trustee. As of December 31, 2005, Verizon owned ADSs representing an aggregate of 28,009,177 Class D shares. As of December 31, 2006, Verizon owned 4,001,311 ADSs representing an aggregate of 28,009,177 Class D shares and 196,401,427 Class A shares, totaling 28.51% of the equity share capital of the Company.

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

As of December 31, 2006, the Company estimates that 57,256,291 ADSs were held in the United States, representing approximately 92% of total Class D shares outstanding. The number of record holders of its Class D shares (or of ADSs representing its Class D shares) in the United States was 25 at December 31, 2006, most of them representing investment advisory firms.

VenWorld was a private corporation, whose principal shareholders as of December 31, 2001 were indirect subsidiaries of Verizon (formerly GTE Corporation) (75.74%) and Telefónica (20.98%). The remaining 3.28% of the equity share capital of VenWorld was held by Banco Mercantil, C.A., for itself and acting as trustee for approximately seven beneficiaries, and approximately 60 other shareholders originally part of CIMA, a former shareholder of VenWorld, liquidated in 1995.

On February 1, 2002, the shareholders of VenWorld, holder of 32.95% of CANTV’s shares, agreed to liquidate VenWorld and on March 4, 2002 the Class A shares were distributed to each of the VenWorld shareholders pursuant to a plan of liquidation. On March 15, 2002, AES Comunicaciones de Venezuela, C.A., as custodian for the Class D shares owned by Inversiones Inextel, C.A., converted 50,255,184 Class D shares into 7,179,312 ADSs that were sold in a single transaction at a price per ADS of U.S.$12.75 on March 19, 2002, and ceased to have any further participation in the Company.

As of March 31, 2007, Verizon held directly or through affiliates 28.51% of the Company and Telefónica held through affiliates approximately 6.91% of the Company.

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

Between November 1999 and September 2000, the Company implemented two share repurchase programs. As a result of these programs, the Company acquired 73,962,616 of the outstanding shares (equivalent to 10,566,088 ADSs) of CANTV, representing approximately 7.4% of the total number of CANTV shares outstanding on October 31, 1999 for approximately U.S.$300 million. The weighted average price for these purchases was Bs. 2,839 per share, equivalent to U.S.$28.39 per ADS, based on the Bolivar Exchange Rate at December 31, 2000. These repurchased shares were canceled on December 5, 2000.

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

On October 7, 2001, the Board of Directors of CANTV called an Extraordinary Shareholders’ Assembly to consider authorization of payment of an extraordinary dividend in the amount of approximately U.S.$385 million and authorization to initiate repurchase program for 15% of the Company’s outstanding shares.

On October 24, 2001, CANTV held an Extraordinary Shareholders’ Assembly of CANTV’s shareholders who approved, in part, the proposed 2001 Repurchase Program submitted by CANTV’s Board of Directors. The period of the Company’s 2001 Repurchase Program began on October 25, 2001 and expired on November 23, 2001. In connection with the 2001 Repurchase Program, CANTV began cash tender offers at U.S.$30 per ADS in the United States and U.S.$4.29 per Class D share of the Company in Venezuela. Upon completion of the 2001 Repurchase Program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Extraordinary Shareholders’ Assembly approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

At this same Extraordinary Shareholders’ Assembly, CANTV’s shareholders also approved an increase of such number of shares comprising up to 2% of the capital stock of the Company as of December 2, 1991 for grants of stock for eligible employees pursuant to the existing Excellence Award program and the creation of a new benefit plan called the Value Fund which would include up to 5.5% of the capital stock of the Company to use for stock option awards to eligible employees. This trust holds, as of April 30, 2007, 11,366,960 Class C shares. As of the date of this Form 20-F, the Value Fund has not been created.

On April 3, 2006, Telmex and América Móvil announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in CANTV, through its affiliates, for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represented U.S.$3.01 per ordinary CANTV share held by Verizon, through its affiliates (or US$21.10 per CANTV ADS held by Verizon, through its affiliates). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and ADSs owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in

CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate. On June 30, 2006, October 2, 2006 and December 29, 2006, Verizon and the joint venture between Telmex and América Móvil announced extensions of the Stock Purchase Agreement. On February 8, 2007, Verizon and the joint venture between Telmex and América Móvil agreed to terminate the Stock Purchase Agreement dated April 3, 2006 to acquire Verizon’s equity interest in CANTV, since the parties did not expect to obtain the required regulatory approvals to complete the transaction, due to the nationalization plan for CANTV announced by President Chávez on January 8, 2007.

On January 8, 2007, President Chávez announced Venezuela’s intention to nationalize certain strategic sectors of the Venezuelan economy, including the telecommunications sector in which the Company participates. On February 12, 2007, the Government entered into a Memorandum of Understanding with Verizon and its indirect wholly-owned subsidiary, GTE Venholdings, to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company, which represents approximately 28.51% of the outstanding equity share capital of the Company. The Memorandum of Understanding contemplates that the consideration to be paid to GTE Venholdings by the Government would be the equivalent of U.S.$2.55 per Share held by Verizon, or U.S.$17.85 per ADS held by Verizon (each of which represents seven Class D shares) subject to downward adjustment to give effect to any dividend declared and paid by the Company with a record date after February 12, 2007 and prior to the closing of the Offers. Among other things, GTE Venholdings has also agreed in the Memorandum of Understanding not to vote as a shareholder of the Company to approve any action or transaction of the Company outside of the ordinary course of business. On April 8, 2007, the Government announced the Offers in the U.S. and Venezuela to purchase any and all of the issued and outstanding shares, and all shares underlying the ADSs, that are not owned by the Government.

On May 4, 2007, Verizon, through its subsidiary GTE Venholdings, tendered all of its Class A shares of CANTV’s capital stock in the Venezuelan Offer made for such securities by the Government. On May 7, 2007, GTE Venholdings tendered all of its ADSs in the U.S. Offer made for such securities by the Government.

The Offers in the U.S and Venezuelan to purchase for cash any and all outstanding ADS and common shares, respectively, expired at 5:00 p.m. New York City time and Caracas time, on Tuesday, May 8, 2007. The Government announced on May 16, 2007 that 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) were tendered in the U.S. Offer and not withdrawn, and 197,949,721 common shares were tendered in the Venezuelan Offer and not withdrawn. The tendered common shares and ADSs include all common shares and ADSs held by Verizon’s subsidiary, GTE Venholdings, and together with the 51,900,000 common shares held by the BANDES and the Ministry of the Popular Power for Infrastructure, represent an aggregate of 678,652,956 common shares, or approximately 86.2% of the outstanding common shares of CANTV. The totals reflected above will increase, as they do not include certain common shares tendered into the Venezuelan Offer that are still being counted. According to the Depositary, as of May 9, 2007, there were 66,107,637 ADSs outstanding.

The Government announced on May 16, 2007, that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Exchange Act, and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the SEC if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Exchange Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates.

Transactions with shareholders’ affiliates include purchase of inventories, supplies, plant and equipment, technical and administrative services including salaries and employment-related benefits for certain principal executive officers and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions performed with shareholders’ affiliates for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	(in millions of bolivars)
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	57,171	75,307	4,557

Technical and administrative services expenses(1)	10,475	27,131	26,378

Net (expenses) revenues related to the settlement of international telephone traffic with shareholders’ affiliates	(393)	1,754	(6,685)

(1)	Technical and administrative assistance include consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others. Also included are salaries, pension, retirement benefits and other benefits for certain executives. See Item 6. “Directors, Senior Management and Employees—Compensation.”

As of December 31, 2005 and 2006, the Company had interest-free short-term accounts payable to Verizon of Bs. 45.2 billion and Bs. 54.4 billion, respectively. There are no guaranties given to or received from related parties.

Through April 30, 2007 the Company has recorded technical and administrative services expenses in the amount of Bs. 7.3 billion. As of April 30, 2007, the Company had net payables due to Verizon of Bs. 38.1 billion.

In April 1998, Movilnet obtained a long-term loan from CANTV of Bs. 18.5 billion, which was utilized to pay its short-term trade debt. This loan was going to be amortized in 12 monthly installments from April 2000. In

December 1999, the term of the loan was changed to five years to be amortized with a single payment in April 2004, with a one-year grace period for interest. The maximum interest rate that CANTV could collect from Movilnet was calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. In December 2004 this loan was repaid.

In December 1999, Movilnet obtained a line of credit from CANTV amounting to U.S.$100 million, which was used for the investment plan financing for year 2000. This line of credit bore interest based on market interest rates. In December 1999, Movilnet used U.S.$95 million of this line of credit. This loan had a five-year term maturity and was repaid in 2004.

In December 1999, Movilnet issued two promissory notes to CANTV for Bs. 9.3 billion and Bs. 4.0 billion. These promissory notes bore interest calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes had a five-year term maturity and were repaid in 2004.

On May 4, 2007, Verizon, through its subsidiary GTE Venholdings, tendered all of its Class A shares of CANTV’s capital stock in the Venezuelan Offer made for such securities by the Government. On May 7, 2007, GTE Venholdings tendered all of its ADSs in the U.S. Offer made for such securities by the Government.

Interest of Experts and Counsel

Not applicable.

Item 8.    Financial Informatio n

Consolidated Financial Information

See Item 19. “Exhibits” for a list of financial statements filed under Item 18. “Financial Statements.”

Other Financial Information

Legal Proceedings

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In December 1999 and May 2000, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271.2 billion and Bs. 27.0 billion, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (the “Sixth Court on Contentious Tax Matters”) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002, Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44.3 billion. This assessment was related to income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (the “Eighth Court on Contentious Tax Matters”). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003, a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (the “Caracas Arbitration Center of the Commercial Chamber”), claiming damages of Bs. 20.4 billion due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and on January 16, 2004, the Arbitration Court convened to hear the case. In September 2004 the Arbitration Court declared in favor of the commercial party, and required a payment of Bs. 8.0 billion by Movilnet, which was paid in January 2005. During October 2005, this commercial party issued a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 257.0 billion. On August 9, 2006, the Sala Político Administrativa (the “Political Administrative Chamber”) confirmed the decision of March 10, 2006 of the Juzgado Quinto de Primera Instancia en lo Civil, Mercantil y del Tránsito del Área Metropolitana de Caracas (the “Fifth Court of First Instance of Civil, Commercial and the Transit Matters of the Metropolitan Area of Caracas”) and ruled against the demanding party. In the opinion of the Company’s management and its legal counsel, their expectations were reached in relation to this case in obtaining a favorable decision.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for periods ranging from 48 to 72 hours as a result of their non-compliance with certain value-added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, the Company’s management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments pursuant to the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8.1 billion for CANTV, Bs. 92.9 billion for Movilnet and Bs. 667 million for CANTV.Net. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and did not set aside a provision in respect of these inspection reports. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities.

In September 2006, SENIAT notified CANTV of additional tax assessments amounting to Bs. 21.6 billion related to revision of the value-added tax paid by CANTV for the periods between January 2002 and December 2003. In October 2006, SENIAT notified CANTV.Net of additional tax assessments amounting to Bs. 3,804 million related to revision of the value-added tax paid by CANTV for the periods between January 2003 and July 2005. The objection presented by SENIAT was that the tax assessments were based on the lack of verification of tax credits. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports. In November 2006 and December 2006, the Company presented an administrative appeal to the tax assessments of CANTV and CANTV.Net, respectively, and is awaiting a formal response from the tax authorities.

In December 2006, CONATEL notified CANTV of inspection reports for net taxes of Bs. 6.9 billion resulting from their review of tax payments pursuant to the Telecommunications Law, made by CANTV for the periods from January 2001 to December 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and has not set aside a provision with respect to these inspection reports.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 479.9 billion (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of filing of this Form 20-F, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, the Company’s management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs. 170.3 million is reasonable as of December 31, 2006 to cover the contingencies considered probable and associated legal expenses. However, the timing for the utilization of this provision is not determinable.

In September 2004, the Social Chamber of the Supreme Court issued its ruling dismissing the pension payments litigation brought against CANTV by FETRAJUPTEL. In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of AJUPTEL-Caracas against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage. On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment was administered by a lower court, the Execution Court, which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries.

On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court appointed two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon the written request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage effective and retroactive to February 1, 2007. In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that, beginning September 1, 2006, CANTV must adjust all retirees’ pensions that were lower than the official minimum urban wage to the new official minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the official minimum urban wage.

On December 13, 2006, the two new independent experts delivered their final determination of the actual amounts due and payments to retirees to the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the official minimum urban wage pursuant to the Execution Court’s decision. However, CANTV appealed the decision, expressing disagreement with the experts’ methodology and benefits calculation, mainly in those cases in which pension adjustments for retirees earning less than the official minimum urban wage would result in payments in excess of the official minimum urban wage. In 2006, CANTV created a trust funded with Bs. 153.9 billion in order to cover the retroactive obligation as a result of the Supreme Court ruling of which Bs. 94.1 billion has been paid through March 31, 2007. For the years ended December 31, 2004, 2005 and 2006, the Company recorded provisions of Bs. 44.4 billion, Bs. 694.6 billion and Bs. 23.0 billion, respectively, to cover this additional obligation. See Item 8. “Financial Information—Other Financial Information—Legal Proceedings.”

On April 16, 2007, the Second Superior Labor Court of the Metropolitan Area of Caracas announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court.

Dividend Policy

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends. See Item 5. “Operating and Financial Review and Prospects—Financial Condition, Liquidity and Capital Resources,” Item 10. “Additional Information—Memorandum and Articles of Association—Dividends,” and Note 15 to the Audited Consolidated Financial Statements.

The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings” derived from financial statements from a closed fiscal year. The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Venezuelan Capital Markets Law establishes that at least 25% of such 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

In addition, according to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies. According to the Company’s by-laws, dividends will be distributed in an amount consistent with investments plans for future years, the availability of cash and assets for payment and the general economic situation of the Company and the country.

On December 14, 2001, the Board of Directors of CANTV approved revised guidelines for the annual dividend distribution, effective in 2002. These guidelines call for the distribution to shareholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the annual Shareholders’ Assembly and could be paid in quarterly installments. The distribution of the dividend payment in dollars by the Depositary bank to ADS holders is currently subject to approval by CADIVI under the recently adopted exchange controls regime. Consequently, the U.S. dollar amount of any cash distributions made by the Depositary bank pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the bolivar relative to the U.S. dollar between the dividend declaration date and the dividend payment date.

Subsequent Events

On January 8, 2007, President Chávez announced Venezuela’s intention to nationalize certain strategic sectors of the Venezuelan economy, including the telecommunications sector in which the Company participates. On February 12, 2007, the Government entered into a Memorandum of Understanding with Verizon and its indirect wholly-owned subsidiary, GTE Venholdings, to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company, which represents approximately 28.51% of the outstanding equity share capital of the Company. The Memorandum of Understanding contemplates that the consideration to be paid to GTE Venholdings by the Government would be the equivalent of U.S.$2.55 per share held by Verizon, or U.S.$17.85 per ADS held by Verizon (each of which represents seven Class D shares) subject to downward adjustment to give effect to any dividend declared and paid by the Company with a record date after February 12, 2007 and prior to the closing of the Offers. Among other things, GTE Venholdings has also agreed in the Memorandum of Understanding not to vote as a shareholder of the Company to approve any action or transaction of the Company outside of the ordinary course of business.

On February 8, 2007, Verizon and the joint venture between Telmex and América Móvil agreed to terminate the Stock Purchase Agreement dated April 3, 2006 to acquire Verizon’s equity interest in CANTV, since the parties did not expect to obtain the required regulatory approvals to complete the transaction, due to the nationalization plan for CANTV announced by President Chávez on January 8, 2007.

On February 12, Gustavo Roosen, who acted as President, Chairman and Chief Executive Officer of the Company, resigned. Vicente Llatas, who has been Executive Vice President and Chief Operating Officer of the Company since May 1998, was appointed Chief Executive Officer, President and Chairman of the Board. On February 15, 2007, Lorenzo Mendoza Giménez and Imanol Valdés Cantolla submitted their resignations as members of the Board.

On March 30, 2007, an Ordinary Shareholders’ Meeting declared a dividend of Bs. 922.07 per share to be paid on April 18, 2007 to shareholders of record at April 12, 2007. At this Regular Stockholders’ Meeting, the consolidated financial statements as of December 31, 2006 were approved. However, BANDES, as holder of Class B shares, indicated its willingness to put on record in the minute of the Ordinary Shareholders’ Meeting its opinion regarding the insufficiency of the provisions recorded for assessments issued by SENIAT and CONATEL.

On April 8, 2007, the Government announced a Tender Offer on Schedule TO related to the Tender Offers in the U.S. and Venezuela to purchase any and all of the issued and outstanding shares, and all shares underlying the ADSs, that are not owned by the Government. The U.S. Offer was for any and all outstanding ADSs and the Venezuelan Offer was for any and all outstanding shares. The purchase price to be paid in the U.S. Offer is U.S.$14.84791 per ADS (each of which represents seven Class D shares). The purchase price to be paid in the Venezuelan Offer is the bolivar equivalent (based on the Bolivar Exchange Rate as of the settlement date of the Offers) of U.S.$2.12113 per share (equivalent to Bs. 4,560.43 per share calculated at the Bolivar Exchange Rate in effect as of the day of the Offer of Bs. 2,150 per U.S.$1.00). In each case, the purchase price is to be paid net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by the Company with a record date that is fixed as of a date prior to, in the case of the U.S. Offer, the Government’s acceptance for payment of ADSs tendered into such Offer and, in the case of the Venezuelan Offer, the settlement date for such Offer.

On April 12, 2007, the Company’s Board of Directors in an Extraordinary Meeting considered the Offers and unanimously determined to remain neutral and to make no recommendation with respect to the Offers. The Board of Directors’ recommendation statement, filed on Schedule 14-D9, concluded that it is unable to take a position with respect to the Offers. The Board of Directors believed that it lacked sufficient information to evaluate the Offers in light of the unique circumstances of the Offers resulting from the stated plans of the Government to nationalize the Company, the absence of tangible alternatives to the Offers, the limited ability of Class C shareholders to participate in the Offers, the uncertainties with respect to the future liquidity and market value of the ADSs and shares, and the disparity in the price offered in each of the Offers, which results from the exchange controls regime in Venezuela. The Board of Directors stated that it believed that each holder of ADSs and shares should make his or her own decision regarding participation in the Offers based on his or her own circumstances. Additionally, the Board of Directors urged the Government to resolve the disparity in the economic value of the price offered in each of the Offers.

On April 16, 2007, the Second Superior Labor Court of the Metropolitan Area of Caracas announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court.

On May 4, 2007, the Board of Directors called for a Extraordinary Shareholders’ Meeting to be held on May 21, 2007, to elect the new members of the Board and the delivery of a management report through April 30, 2007.

The Offers in the U.S and Venezuelan to purchase for cash any and all outstanding ADS and common shares, respectively, expired at 5:00 p.m. New York City time and Caracas time, on Tuesday, May 8, 2007. The Government announced on May 16, 2007 that 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) were tendered in the U.S. Offer and not withdrawn, and 197,949,721 common shares were tendered in the Venezuelan Offer and not withdrawn. The tendered common shares and ADSs include all common shares and ADSs held by Verizon’s subsidiary, GTE Venholdings, and together with the 51,900,000 common shares held by the BANDES and the Ministry of the Popular Power for Infrastructure, represent an aggregate of 678,652,956 common shares, or approximately 86.2% of the outstanding common shares of CANTV. The totals reflected above will increase, as they do not include certain common shares tendered into the Venezuelan Offer that are still being counted. According to the Depositary, as of May 9, 2007, there were 66,107,637 ADSs outstanding.

The Government announced on May 16, 2007, that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Exchange Act, and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the SEC if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Exchange Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

Item 9.     The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Expenses of the Issue

Not applicable.

Trading Markets

Following the Initial Public Offering of the Company’s Class D shares on November 22, 1996, the Company’s Class D stock began trading on the Caracas Stock Exchange under the symbol “TDV.d”. Following the Initial Public Offering, ADSs, each representing seven Class D shares, began trading on the NYSE under the symbol “VNT.” The Bank of New York is acting as Depositary in connection with the ADSs.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Exchange Act, and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the SEC if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Exchange Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

The table below sets forth, for the periods indicated, the reported high and low sale prices for the Class D shares on the Caracas Stock Exchange:

	Caracas Stock Exchange
	High (Bs.)	Low (Bs.)	Average Trading Volume
Annual highs and lows
2002(1)	2,750.00	1,600.00	46,422
2003	6,700.00	2,250.00	116,880
2004	9,500.00	6,325.00	209,953
2005	8,450.00	4,500.00	68,229
2006	9,850.00	5,100.00	74,859

Quarterly highs and lows
2005
1st quarter	8,450.00	7,500.00	61,984
2nd quarter	8,000.00	6,800.00	38,121
3rd quarter	7,285.00	4,500.00	71,588
4th quarter	5,500.00	4,700.00	52,369

2006
1st quarter	7,751.00	5,100.00	60,672
2nd quarter	8,200.00	6,800.00	251,577
3rd quarter	7,600.00	7,200.00	69,586
4th quarter	9,850.00	7,600.00	65,319

Monthly highs and lows
2006
July	7,490.00	7,200.00	65,094
August	7,470.00	7,280.00	71,250
September	7,600.00	7,500.00	71,916
October	8,205.00	7,600.00	45,116
November	9,850.00	8,250.00	83,695
December	9,650.00	8,600.00	65,211

2007
January	9,780.00	6,820.00	53,770
February	9,155.00	8,500.00	111,188
March	9,500.00	7,900.00	64,984
April	7,001.00	4,000.00	89,477
May(2)	5,900.00	3,900.00	64,920

(1)	Complete information for December 2002 is unavailable due to the national general strike.
(2)	Through May 17, 2007.

The table below sets forth, for the periods indicated, the reported annual high and low sale prices for the ADSs on the NYSE:

	NYSE
	High (U.S.$)	Low (U.S.$)	Average Trading Volume
Annual highs and lows
2002	19.20	10.00	178,137
2003	16.85	8.63	188,410
2004	24.20	15.60	212,928
2005	21.76	12.13	291,735
2006	22.75	13.89	299,462

Quarterly highs and lows
2005
1st quarter	21.76	18.60	205,815
2nd quarter	19.88	17.55	189,475
3rd quarter	20.00	12.13	522,184
4th quarter	14.51	12.30	243,838

2006
1st quarter	21.50	13.89	413,656
2nd quarter	22.75	17.97	348,073
3rd quarter	19.95	19.00	196,694
4th quarter	19.95	18.90	241,237

Monthly highs and lows
2006
July	19.95	19.30	201,265
August	19.81	19.33	192,900
September	19.57	19.00	196,485
October	19.66	18.90	246,518
November	19.76	19.40	262,862
December	19.95	19.43	212,720

2007
January	19.98	11.22	1,544,000
February	17.45	13.55	1,773,053
March	17.39	16.51	357,091
April	17.30	14.42	256,540
May(1)	14.75	14.61	286,683

(1)	Through May 8, 2007. The Company’s ADSs were traded in the NYSE until May 8, 2007.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Item 10.    Add itional Information

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

In order to maintain effective and clear corporate management, CANTV had as its priority the adoption of these corporate governance practices which form an essential part of the organization’s management responsibility, and which were being applied by the Company even prior to the publication in February 2005 of the Rules on Corporate Governance by the CNV.

The above is demonstrated by the creation of the Audit, Executive, and Executive Development committees, as well as by the publication of a Code of Ethics which assembles a set of norms to be observed by officers and employees in carrying out their duties. The policies on this matter benefit not only shareholders, but also employees, the community and the organization in general. For the corporation, the application of these practices has as its fundamental principle the establishment of a system of checks and balances between the different areas of the organization to ensure transparent management of the Company and an adequate solving of eventual conflicts of interest.

The efficiency of the Board of Directors is a key factor in attending to the different interests which meet in the Company: its shareholders, customers, employees, vendors, retirees and the general community.

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

The Board is comprised of the Company’s President and eight principal Directors, each of whom has an alternate. During 2004 two new independent Directors were incorporated, a principal and an alternate, both professionally qualified in different areas of business. In addition, they have a wide knowledge of financial matters which ensures the best fulfillment of their duties. CANTV’s Board of Directors is much more independent than the percentage now required by the new Rules of the CNV.

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

Class A shares are owned by three principal shareholders, Verizon, Telefónica and Banco Mercantil, C.A. Any transfer of Class A shares to any person or entity that is not a subsidiary of these companies will cause such transferred shares to be automatically converted into an equal number of Class D shares upon such transfer.

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

Share certificates are numbered and may include any number of shares. The certificates indicate the class of shares they represent, bear the seal of the Company and are signed by two Directors. Record holders of ordinary shares are registered in CANTV’s share register, which is administered on behalf of the Company by Banco Venezolano de Crédito, S.A.C.A., as transfer agent, and registered in Venezuela. In the United States the Depositary acts as transfer agent and registrar in respect of holders of ADSs.

Dividends

The Venezuelan Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the Company’s by-laws. According to the Company’s by-laws, dividends will be distributed in an amount consistent with investment plans for future years, the availability of cash and assets for payment and the general economic situation of the Company and the country.

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

There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government suspended the trading of foreign currency. On February 5, 2003, the Government created a regulatory body called CADIVI by decree No. 2.302 (published in the Official Gazette of Venezuela No. 37,625) and approved the initial rules (published in the Official Gazette of Venezuela No. 37,625 on February 5, 2003) governing foreign currency trading, which have been subsequently amended since February 2003. The new rules restrict the access of companies and individuals to foreign exchange. Currently foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited.

The new exchange controls regime is based on a single mandatory system effective February 5, 2003. A series of Exchange Agreements between the Government and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs. 1,596 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,600 per U.S. dollar sold by the Central Bank of Venezuela, which may be subject to periodic revision by the Central Bank of Venezuela. On February 9, 2004, the Government changed the official exchange rate to Bs. 1,915.20 per U.S. dollar purchased by the Central Bank of Venezuela, and Bs. 1,920 per U.S. dollar sold by the Central Bank of Venezuela. On March 2, 2005, the Government changed the official exchange rate to Bs. 2,144.60 per U.S. dollar purchased by the Central Bank of Venezuela, and to Bs. 2,150 per U.S. dollar sold by the Central Bank of Venezuela, and remains as the current official exchange rate, which may be subject to periodic revision and adjustment by the Central Bank of Venezuela. As of May 18, 2007, foreign exchange controls have not been lifted and approvals for foreign currency exchange continue to be limited.

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

On May 26, 2004, CADIVI published a resolution concerning requests for exchange currency for the import of goods and services for the telecommunications industry, effective May 31, 2004. Accordingly, the Company must request the exchange currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on an individual application basis.

Since the implementation of the exchange controls regime in February 2003, the Company’s requests to, and approvals and foreign currency received from, CADIVI for 2003, 2004, 2005 and 2006 are detailed as follows:

	2003	2004	2005	2006	Total
	(in millions of U.S.$)
Requests
Goods and services	96.5	271.6	601.7	1,178.5	2,148.3
Debt payments	137.8	24.2	48.6	10.7	221.3
Dividends	160.8	158.0	186.8	192.3	697.9

Total requests	395.1	453.8	837.1	1,381.5	3,067.5

Approvals
Goods and services	84.3	201.6	577.6	1,116.7	1,980.2
Debt payments	18.5	129.1	63.0	10.7	221.3
Dividends	24.1	294.7	186.8	—	505.6

Total approvals	126.9	625.4	827.4	1,127.4	2,707.1

Received
Goods and services	32.3	138.9	361.9	639.1	1,172.2
Debt payments	18.5	129.1	63.0	10.7	221.3
Dividends	24.1	294.7	186.8	—	505.6

Total received	74.9	562.7	611.7	649.8	1,899.1

As of April 30, 2007, the Company has received approval from CADIVI, since the implementation of the exchange controls regime in February 2003, to acquire U.S.$1,936.6 million for payments for foreign goods and services, U.S.$220.9 million for debt payments and U.S.$782.7 million to convert bolivars to U.S. dollars for the payment of dividends declared in bolivars.

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

Taxation of Dividends

Under a new regime covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law, all “taxable dividends” (as defined below) arising out of accumulated or current earnings and profits for periods commencing on or after January 1, 2001 and which are paid in cash with respect to Class D shares (including ADSs) are considered Venezuelan local-source income subject to Venezuelan income tax withholding at the time of payment at the rate of 34%, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non-Venezuelan individuals and legal entities, the 34% withholding rate may be reduced or even eliminated by applicable treaty. Unless an applicable treaty provides otherwise, taxable dividends in the form of stock will also be subject to an income tax withholding at the rate of 34% and the shareholder should pay an advance income tax payment of 1% on the date of the stock dividend payment. Under various income tax treaties entered into by Venezuela and other contracting states, the term “dividend” usually means a distribution of property made by a corporation to its shareholders out of either accumulated or current earnings and profits.

For purposes of determining the applicable withholding tax, and except as otherwise provided by applicable treaty, the term “taxable dividend” for holders of Class D shares (including ADSs) represents any distribution made by a corporate entity to its shareholders or partners attributable to the amount by which total accumulated earnings and profits exceed the net taxable income of such corporate entity for fiscal periods commencing on or after January 1, 2001. Accordingly, distributions are not subject to withholding tax if the amount of the net taxable income is equal to or exceeds the amount of total accumulated earnings and profits. Since January 2001, none of the dividend distributions made by CANTV had represented “taxable dividends”, except for the dividend declared on March 30, 2007 of Bs. 922.07 per share which had a taxable portion of Bs. 181.25, subject to a withholding tax rate depending on the applicable tax treaty provided for each holder.

Stock Dividend

Beginning January 1, 2002, all share dividends are subject to a tax advance payment by the recipient shareholder, of 1% over the amount of the dividend on the date of the payment of the stock dividend. The company that is paying the stock dividend must request evidence of the advance payment in order to register the share ownership in the stock registry book of the company.

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

The amount of gain from the sale or other disposition of Class D shares (or rights to subscribe for Class D shares) other than through a Venezuelan stock exchange, is represented by the excess of the amount realized by the shareholder over its own tax basis in such Class D shares (or rights to subscribe for Class D shares) sold or otherwise disposed of. In general, a shareholder’s tax basis in a Class D Share will be represented by its cost of acquisition, whereas a holder’s basis in a share received upon exercise of a right to subscribe for a Class D Share would be represented by the sum of the exercise price paid and the tax basis in such right. If a Class D Share were to be received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

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

U.S.-Venezuela Income Tax Treaty

The United States and Venezuela have concluded an income tax treaty, which entered into force on December 30, 1999 (the “Tax Treaty”). U.S. holders who are eligible for the benefits of the Tax Treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of ADSs or Class D shares. The determination as to whether a U.S. person is eligible for the benefits of the Tax Treaty is very complex. In particular, a U.S. holder of Class D shares that is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have, a permanent establishment in Venezuela may not be eligible for the benefits of the Tax Treaty in respect of taxes on income from or proceeds from the sale of ADSs and Class D shares. U.S. holders are urged to consult their own tax advisors about their eligibility for benefits of the Tax Treaty. Since 2001, no Venezuelan withholding tax has been withheld on dividends paid by the Company to U.S. holders.

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

Capital Gains

U.S. holders will recognize capital gain or loss upon the sale or other disposition of ADSs or Class D shares (or rights to subscribe for Class D shares) held by the U.S. holder or the Depositary in an amount equal to the difference between such U.S. holder’s basis in the ADSs, Class D shares or rights, as the case may be, and the amount realized on such sale or other disposition. Gain or loss recognized by a U.S. holder generally will be treated as United States source income. As noted above, U.S. holders entitled to the benefits of the Tax Treaty will not be subject to Venezuelan tax on such gains. In the case of a disposition of ADSs or Class D shares that in either case is subject to Venezuelan tax, e.g., because the U.S. holder is not entitled to the benefits of the Tax Treaty, the U.S. holder may not be able to claim the foreign tax credit for any Venezuelan tax imposed on the gain unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category, or, alternatively, it may take a deduction for such Venezuelan tax.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

CANTV is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, CANTV files annual reports and other information with the Securities and Exchange Commission. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and the Woolworth Building, 233 Broadway, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by CANTV to the Commission may be accessed through this website.

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

The table below presents principal amounts by year of maturity and the related weighted average interest rates for the Company’s investment portfolio and debt obligations at December 31, 2006 (in millions of Bs.):

	Weighted average interest rate	Year of Maturity
		2007	2008	2009	Total	Fair value
Investment portfolio:
U.S. dollars
Certificates of deposit	4.35%	1,875	—	—	1,875	1,875
Commercial paper	5.32%	262,743	—	—	262,743	262,743
Treasury Bills	4.74%	25,980	—	—	25,980	25,980
Euro MTN	7.00%	49,450	—	—	49,450	49,450

Bolivars
Certificates of deposit	6.23%	466,307	—	—	466,307	466,307
HSCB Notes	3.78%	34,826	—	—	34,826	34,826
Overnight deposits	0.86%	1,168	—	—	1,168	1,168
Government bonds	5.93%	96,066	—	—	96,066	96,066

Total		938,415	—	—	938,415	938,415

	Weighted average interest rate	Year of Maturity
		2007	2008	2009	Total	Fair value

Debt Obligations:
U.S. dollars
Variable rate
IFC loans	6.74%	9,406	—	—	9,406	9,406

Japanese yen
Fixed rate
Bank loans	5.80%	19,536	19,535	9,768	48,839	48,839

Total		28,942	19,535	9,768	58,245	58,245

Item 12.	D escription of Securities Other than Equity Securities

Not applicable.

PAR T II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

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

a) Disclosure Controls and Procedures

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

b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS, as well as a reconciliation of net income and stockholders’ equity as reported in the consolidated financial statements under IFRS to net income and stockholders’ equity in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the Company (including the U.S. GAAP reconciliation), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CANTV’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the framework established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway

Commission (“COSO”). Based on the assessment under these criteria, our management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Espiñeira, Sheldon y Asociados (Member firm of PricewaterhouseCoopers), independent registered public accounting firm, who also audited our consolidated financial statements included in this Annual Report, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006. This report appears on page F-2 and F-3.

c) Changes in Internal Control over Financial Reporting

In addition, there have been no changes in CANTV’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, CANTV’s internal controls over financial reporting.

In February 2007, the Company implemented a new billing system for wireline telephony services as part of an ongoing project directed towards the integration and transformation of the Company’s information systems. This implementation resulted in delays in the processing of billing data for February, March and April, which required the Company to make estimates on revenues, collections and related taxes recorded using manual entries instead of automated records with actual data. Estimated revenues represented approximately 32% of total consolidated wireline revenues and 15% of total consolidated operating revenues for the three-month period ended March 31, 2007.

The implementation of this new billing system represents a change in internal control over financial reporting having impact on controls over accuracy, presentation and disclosure in recording revenues after December 31, 2006. Specifically, controls were not designed and in place to ensure that this system implementation would not generate errors and delays to allow for adequate recording of revenues.

The Company expects to fully stabilize the system during the second quarter of 2007.

Item 16A. Audit	Committee Financial Expert

CANTV’s Audit Committee is comprised of three independent members each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. CANTV’s Audit Committee obtains advice on matters related to IFRS and advice in reconciliation of CANTV’s consolidated financial statements to U.S. GAAP from its current auditing firm, PricewaterhouseCoopers, and from other independent experts as necessary. The Board of Directors of CANTV has determined its Audit Committee does not have a financial expert meeting the requirements of Item 16A. Venezuelan law does not require audit committee members to have the attributes of a financial expert as set forth in Item 16A and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for CANTV is limited. One of the members resigned on February 15, 2007.

Item 16B. Code	of Ethics

CANTV has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and all of its employees.

The Business Conduct Code addresses, among other things, the following items:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, including suppliers;

•	full, fair, accurate, timely and understandable disclosure in reports and documents the Company makes public;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting to an appropriate person or persons identified in the Business Conduct Code of violations of any of the provisions described above; and

•	accountability for adherence to the Business Conduct Code.

CANTV undertakes to provide a copy of its Business Conduct Code at no charge to electronic mail requests at the following e-mail address: etica@cantv.com.ve and it is also posted in CANTV’s web page http://www.cantv.com.ve.

The Company created the Compliance Office to be in charge of overseeing compliance with the Business Conduct Code by each manager and employee of the organization, as well as by third parties. The Business Conduct Code facilitates the constant exercise of the best ethical practices in complying with work requirements and the relations that a company in general has with the society in which it operates.

In addition, the Compliance Office is responsible for assisting both the units and the employees who may have doubts as to the interpretation of the Business Conduct Code, to take notice of any violations of the established norms and to suggest appropriate action via a dedicated phone number and e-mail address created for this purpose.

Item 16C. Principal	Accountant Fees and Services

During 2004, 2005 and 2006, the Company’s independent auditors were Espiñeira, Sheldon y Asociados (a Member Firm of PricewaterhouseCoopers).

The aggregate fees billed for each of the fiscal years ended December 31, 2004, 2005 and 2006 for professional services rendered to the Company by Espiñeira, Sheldon y Asociados are as follows (in thousands of Bs.):

	2004	2005	2006
Audit fees(1)	991,124	1,535,900	3,072,800
Audit-related fees(2)	36,400	250,300	900,470
Tax fees(3)	39,120	—	—

Total	1,066,644	1,786,200	3,973,270

(1)	Audit fees consist principally of fees billed for the annual statutory audit of CANTV’s consolidated financial statements and the statutory audits of the Company’s subsidiaries. The increase for 2006 is related to the review of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.
(2)	Audit-related fees include fees billed for other audit services relating to attestation services in connection with compliance with financial and regulatory agreements, including the IFC, CNV and CONATEL agreements and other audit-related services. Audit-related fees for 2006 includes a review of retirees’ files in connection with the Supreme Court Ruling regarding pension payments.
(3)	Tax fees consists of transfer pricing support services and consulting services related to specific tax treatments.

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

Item 1 6D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

P ART III

Item 17.    Financial State ments

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

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

By:	/s/ ARMANDO YAÑES
Name: Armando Yañes
Title: Chief Financial Officer

May 18, 2007

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2005 and 2006, and

for the years ended December 31, 2004, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

We have completed an integrated audit of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards (“IFRS”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

As described in Note 27(a), on January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the “nationalization” of CANTV. On February 12, 2007, the Venezuelan Government signed a memorandum of understanding with Verizon Communications, Inc. (“Verizon”) to acquire 28.51% of CANTV shares owned by Verizon. On April 9, 2007, the Venezuelan Government initiated Tender Offers in Venezuela and the United States to acquire all CANTV’s common shares or ADSs in circulation and also disclosed, in general terms, future business purpose and mission for CANTV. At of the date of this opinion, the Venezuelan Government has not announced and CANTV management has no obtained official detailed information on the future business plans for CANTV. As described in Note 4(b), the accompanying consolidated financial statements have been prepared by CANTV’s management based on estimates and assumptions according to the current strategic business plan (2007-2011) approved in 2006. Consequently, at the date of this opinion, it is not possible to anticipate the effects, if any, that potential changes to the strategic business plan might have on the carrying value of assets and liabilities shown in the accompanying consolidated financial statements at December 31, 2006.

As described in Notes 17(b) and 21(c), several tax assessments and labor-related lawsuits have been filed against CANTV, which are being appealed by CANTV. Based on the opinion of management and CANTV’s legal advisors, the Company has valid and sufficient defense arguments on those cases as of December 31, 2006. As described in Note 27, the nationalization of the Company, certain actions by BANDES (holder of Class B shares), as well as the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas

on the pension litigation and court ruling, may impact the results of operations of CANTV in future periods. However, at the date of this opinion, it is not possible to assess the potential impact, if any, that these subsequent events might have on the financial position and results of operations of CANTV.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under item 15 b) of Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ESPIÑEIRA, SHELDON Y ASOCIADOS

/s/ Carlos González G.

Carlos González G.

Venezuelan Public Accountant (CPC) No. 21291

Venezuelan National Securities Commission (CNV) No. G-774

May 11, 2007

Caracas, Venezuela

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2004, 2005 and 2006

(In millions of bolivars and millions of U.S. dollars, except per share and per ADS amounts)

	Note	2004 Bs.	2005 Bs.	2006 Bs.	2006 U.S.$
Operating revenues:
Local service		891,685	912,042	920,574	428
Domestic long distance		280,799	296,380	284,253	132

Total local and domestic long distance		1,172,484	1,208,422	1,204,827	560

International long distance		106,159	113,380	132,818	62
Net settlements		(2,015)	2,055	(10,924)	(5)

International long distance		104,144	115,435	121,894	57

Fixed-to-mobile outgoing calls		612,784	751,561	922,810	429
Interconnection incoming		81,890	97,963	91,307	43
Data transmission		385,343	542,112	687,191	320
Other wireline-related services		170,893	200,662	213,735	99

Total wireline services		2,527,538	2,916,155	3,241,764	1,508

Wireless services		982,436	1,550,489	2,670,984	1,242
Wireless equipment sales		195,077	431,169	571,654	266

Total wireless services		1,177,513	1,981,658	3,242,638	1,508

Other		130,608	190,579	313,265	146

Total operating revenues		3,835,659	5,088,392	6,797,667	3,162

Operating expenses:
Labor and benefits		747,451	898,016	1,147,256	534
Operations, maintenance, repairs and other		1,032,199	1,217,369	1,536,891	715
Cost of sales of wireless equipment		259,181	743,556	1,172,817	545
Additional pension obligation due to Supreme Court ruling	17	44,426	694,916	23,043	11
Provision for uncollectibles	13	83,050	35,068	65,438	30
Interconnection costs		385,256	534,494	656,431	305
Depreciation and amortization	5, 7 and 8	857,680	827,692	858,476	400
Concession and other taxes	5 and 19	233,019	295,161	429,192	200
Gain on sale of investments in equity	9	(14,954)	(71,260)	—	—
Other (income) expense, net		(2,805)	(461)	8,738	4

Total operating expenses		3,624,503	5,174,551	5,898,282	2,744

Operating income (loss)		211,156	(86,159)	899,385	418

Interest income and exchange gain (loss), net:
Interest income		62,626	85,572	92,987	44
Interest expense		(18,583)	(27,393)	(12,351)	(6)
Exchange gain (loss), net		3,910	32,843	(530)	—

Total interest income and exchange gain (loss), net		47,953	91,022	80,106	38

Income before income tax		259,109	4,863	979,491	456

Income tax:
Current	19	(91,193)	(147,881)	(186,576)	(87)
Deferred	19	257,728	357,426	337,460	157

Total income tax benefit		166,535	209,545	150,884	70

Net income		425,644	214,408	1,130,375	526

Net income attributable to:
Equity holders of the Company		423,463	213,929	1,127,420	525
Minority interest in subsidiary		2,181	479	2,955	1

Net income		425,644	214,408	1,130,375	526

Basic and diluted earnings per share		549	276	1,457	0.68

Basic and diluted earnings per ADS (based on 7 shares per ADS)		3,840	1,934	10,197	4.74

Weighted average shares outstanding (in millions)		776	776	776	776

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2005 and 2006

(In millions of bolivars and millions of U.S. dollars)

	Note	2005 Bs.	2006 Bs.	2006 U.S.$
ASSETS
Non-current assets:
Property, plant and equipment, net	7	3,483,063	3,714,737	1,728
Cellular concession, net	5	150,088	144,407	67
Long-term accounts receivable from Venezuelan Government entities	12	64,377	55,856	26
Deferred income tax asset	18	830,231	1,167,692	543
Information systems (software), net	8	342,349	461,940	215
Other assets	9	71,433	159,502	74

Total non-current assets		4,941,541	5,704,134	2,653

Current assets:
Other current assets	10	62,552	266,030	123
Inventories, spare parts and supplies, net	11	312,255	681,139	317
Accounts receivable from Venezuelan Government entities	12	188,095	186,865	87
Accounts receivable, net	13	687,039	932,052	434
Cash and temporary investments	14	1,098,629	1,151,987	536

Total current assets		2,348,570	3,218,073	1,497

Total assets		7,290,111	8,922,207	4,150

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity:
Capital stock	15 (b)	2,151,299	2,151,299	1,001
Additional paid-in capital		33,049	31,905	15
Legal reserve	15 (f)	215,130	215,130	100
Translation and other adjustments	4 (y)	257	—	—
Workers’ benefit shares	15 (d)	(81,983)	(83,044)	(39)
Retained earnings		1,347,638	969,493	451

Attributable to equity holders of the Company		3,665,390	3,284,783	1,528
Minority interest in subsidiary		3,679	4,871	2

Total stockholders’ equity		3,669,069	3,289,654	1,530

Non-current liabilities:
Long-term debt	16	63,338	29,303	14
Provision for litigation	21 (c)	134,513	170,254	79
Pension and other post-retirement benefit obligations	17	1,230,166	1,351,563	629

Total non-current liabilities		1,428,017	1,551,120	722

Current liabilities:
Current portion of long-term debt	16	40,992	28,942	13
Accounts payable		1,161,580	2,061,758	959
Accrued employee benefits		92,608	118,170	55
Pension and other post-retirement benefit obligations	17	348,532	242,275	113
Income tax payable		77,352	153,982	72
Dividends payable	15 (a)	—	923,583	430
Deferred revenue		184,518	271,435	126
Other current liabilities	18	287,443	281,288	130

Total current liabilities		2,193,025	4,081,433	1,898

Total liabilities		3,621,042	5,632,553	2,620

Total stockholders’ equity and liabilities		7,290,111	8,922,207	4,150

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2004, 2005 and 2006

(In millions of bolivars)

		Attributable to equity holders of the Company
	Note	Capital stock	Treasury stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers’ benefit shares	Retained earnings	Minority interest in subsidiary	Total stockholders’ equity
Balance as of December 31, 2003		2,528,017	(376,718)	33,941	272,941	75,678	(81,914)	1,562,389	3,181	4,017,515
Net income		—	—	—	—	—	—	423,463	2,181	425,644
Dividends declared and approved	15 (a)	—	—	—	—	—	—	(519,547)	(525)	(520,072)
Workers’ benefit shares		—	—	(217)	—	—	1,511	—	—	1,294
Cancellation of treasury stock	15 (c)	(376,718)	376,718	—	—	—	—	—	—	—
Release of excess of legal reserve	15 (f)	—	—	—	(57,811)	—	—	57,811	—	—
Valuation of available for sale investments, net of realization	4 (y)	—	—	—	—	36,089	—	—	—	36,089

Balance as of December 31, 2004		2,151,299	—	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470
Net income		—	—	—	—	—	—	213,929	479	214,408
Dividends declared and approved	15 (a)	—	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers’ benefit shares		—	—	(675)	—	—	(1,580)	—	—	(2,255)
Valuation of available for sale investments, net of realization	4 (y)	—	—	—	—	(111,510)	—	—	—	(111,510)

Balance as of December 31, 2005		2,151,299	—	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069
Net income		—	—	—	—	—	—	1,127,420	2,955	1,130,375
Dividends declared and approved	15 (a)	—	—	—	—	—	—	(779,786)	(1,763)	(781,549)
Minimum dividend to be declared	15 (a)	—	—	—	—	—	—	(725,779)	—	(725,779)
Workers’ benefit shares		—	—	(1,144)	—	—	(1,061)	—	—	(2,205)
Valuation of available for sale investments, net of realization	4 (y)	—	—	—	—	(257)	—	—	—	(257)

Balance as of December 31, 2006		2,151,299	—	31,905	215,130	—	(83,044)	969,493	4,871	3,289,654

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2005 and 2006

(In millions of bolivars and millions of U.S. dollars)

	Note	2004 Bs.	2005 Bs.	2006 Bs.	2006 U.S.$
Cash flows from operating activities:
Net income		425,644	214,408	1,130,375	526
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange (gain) loss, net		(3,910)	(32,843)	530	—
Minority interest in subsidiary		(2,181)	(479)	(2,955)	(1)
Depreciation and amortization	4, 7 and 8	857,680	827,692	858,476	400
Current income tax	19	91,193	147,881	186,576	87
Deferred income tax (benefit)	19	(257,728)	(357,426)	(337,460)	(157)
Provision for pension and other post-retirement benefits	17	251,675	279,839	348,998	162
Provision for inventories obsolescence	11	46,491	912	110,073	51
Provision for litigation	21 (c)	60,320	68,878	43,584	20
Additional pension obligation due to Supreme Court ruling	17	44,426	694,916	23,043	11
Provision for uncollectibles	13	83,050	35,068	65,438	30
Gain in sale of investments in equity	9	(14,954)	(71,260)	—	—

Changes in current assets and liabilities:
Accounts receivable		(106,361)	(250,266)	(310,717)	(145)
Accounts receivable from Venezuelan Government entities		(75,764)	(6,088)	1,230	1
Inventories, spare parts and supplies		(227,178)	(59,111)	(478,957)	(223)
Other current assets		(12,586)	769	(203,478)	(95)
Accounts payable		333,119	394,857	896,035	417
Accrued employee benefits		1,977	14,195	25,562	12
Pension and other post-retirement benefit obligations, net		87,871	252,549	(129,300)	(60)
Income tax payable		(52,817)	(126,832)	(109,946)	(51)
Deferred revenues		20,481	40,716	86,917	40
Other current liabilities		22,501	(12,356)	(3,201)	(1)

Changes in non-current assets and liabilities:
Accounts receivable from Venezuelan Government entities		6,076	(46,111)	8,521	4
Other assets		37,438	52,867	(88,326)	(41)
Provision for litigation		(47,268)	(12,082)	(7,843)	(4)
Pension and other post-retirement benefit obligations		(169,591)	(400,542)	(227,601)	(106)

Net cash provided by operating activities		1,399,604	1,650,151	1,885,574	877

Cash flows used in investing activities:
Acquisition of information systems	8	(38,619)	(177,573)	(195,681)	(91)
Acquisition of property, plant and equipment	7	(504,239)	(867,339)	(1,042,573)	(484)
Disposals of information systems	8	(10,980)	35,840	5,074	2
Disposals of property, plant and equipment	7	35,578	50,682	32,827	15

Net cash used in investing activities		(518,260)	(958,390)	(1,200,353)	(558)

Cash flows used in financing activities:
Proceeds from borrowings		44,505	69,095	6,237	3
Payments of debt		(204,902)	(243,007)	(52,150)	(24)
Dividends paid		(563,064)	(415,133)	(583,745)	(272)
Purchase of shares for workers’ benefit fund, net		1,294	(2,255)	(2,205)	(1)

Net cash used in financing activities		(722,167)	(591,300)	(631,863)	(294)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		159,177	100,461	53,358	25

Effect of exchange rate changes on cash and temporary investments		27,496	30,625	—	—

Increase in cash and temporary investments		186,673	131,086	53,358	25

Cash and temporary investments:
Beginning of the year		780,870	967,543	1,098,629	511

End of the year	14	967,543	1,098,629	1,151,987	536

Supplementary information:
Unpaid dividends		23,568	—	923,583	430

Cash paid during the year for:
Interest		22,741	14,447	5,472	3

Taxes		391,203	419,665	474,718	221

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2005, and

for the years ended December 31, 2004, 2005 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The consolidated financial statements were originally issued in Spanish for statutory purposes in Venezuela and have been translated into English only for the convenience of foreign readers.

2. COMPANY BACKGROUND

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as “CANTV”) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service as well as private networks, data, public telephone, rural and telex services. In addition, CANTV and its consolidated subsidiaries (referred to below as the “Company”) provide other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries Telecomunicaciones Movilnet, C.A. (“Movilnet”), CANTV.Net, C.A. (“CANTV.Net”) and C.A. Venezolana de Guías (“Caveguías”) (Note 4 (d)—Summary of significant accounting principles and policies—Consolidation).

CANTV is a “compañía anónima” incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

In 1991, VenWorld Telecom, C.A. (“VenWorld”), a company organized under the laws of Venezuela by a private consortium of companies, acquired operating control and initially 40% of the equity share capital of CANTV from the Venezuelan Government. On January 8, 2007, the Venezuelan Government announced the “nationalization” of CANTV (Note 27 (a)—Subsequent events—Nationalization plan).

The Company’s shares are listed on the the Bolsa de Valores de Caracas (“Caracas Stock Exchange”) and the New York Stock Exchange (“NYSE”) (Note 27 (a)—Subsequent events—Nationalization plan).

The Company’s consolidated financial statements were approved for issue by the Board of Directors on February 15, 2007 (Note 27—Subsequent events).

3. CONVENIENCE TRANSLATION OF BOLIVARS INTO U.S. DOLLAR AMOUNTS

Unless otherwise noted, all financial information in these financial statements has been stated in nominal bolivars. Bolivar amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at a rate of Bs. 2,150 per U.S.$1, the official and controlled exchange rate reported by the Banco Central de Venezuela (the “Central Bank of Venezuela”) as of December 31, 2006.

Such translation should not be construed as a representation that the bolivar amounts have been, could have been, or could be converted into U.S. dollars at this or any other exchange rate.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all periods presented, unless otherwise indicated.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), which comprises: (i) IFRS, (ii) International Accounting Standards (“IAS”) and (iii) the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”), and under the historical cost convention, except for adjustment for inflation (Note 4 (c)—Adjustment for inflation).

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (“CNV”) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Venezuelan Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006, with IFRS becoming effective on January 1, 2005. Early adoption is permitted. On December 8, 2005, the CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance with certain requirements, which were fulfilled by the Company.

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 are covered by IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared by the Company in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general, requires the entity to comply with each IFRS effective on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions for some requirements from other IFRS. Until December 31, 2004, the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (“Venezuelan GAAP”). The consolidated financial statements for 2004, previously presented in accordance with Venezuelan GAAP, were restated as part of “the first-time adoption of IFRS”, only for comparative purposes.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2006 or later periods:

Amendments to published standards effective in 2006

•

IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

Standards, amendments and interpretations effective in 2006 but not relevant to the Company’s operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on January 1, 2006 or later periods, but are not relevant to the Company’s operations:

•	IAS 21 (Amendment), “Net investment in a foreign operation”;

•	IAS 39 (Amendment), “Cash flow hedge accounting of forecast intragroup transactions”;

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	IAS 39 (Amendment), “The fair value option”;

•	IAS 39 and IFRS 4 (Amendment), “Financial guarantee contracts”;

•	IFRS 1 (Amendment), “First-time adoption of International Financial Reporting Standards” and IFRS 6 (Amendment), “Exploration for and evaluation of mineral resources”;

•	IFRIC 4, “Determining whether an arrangement contains a lease”;

•	IFRIC 5, “Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds”; and

•	IFRIC 6, “Liabilities arising from participating in a specific market—Waste electrical and electronic equipment”.

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on May 1, 2006 or later periods, and have not been early adopted by the Company:

•

IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements—capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. IFRS 7 replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. This IFRS replaces IAS 14, “Segment reporting.” The Company will apply IFRS 8 from January 1, 2009.

•

IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after May 1, 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued, to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from January 1, 2007, which is not expected to have any impact on the Company’s financial statements.

•

IFRIC 10, “Interim financial reporting and impairment” (effective from November 1, 2006). IFRIC 10 establishes that an entity should not reverse an impairment loss recognized in a previous interim period with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost. The Company has not recognized an impairment loss recognized with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost. Therefore, this interpretation does not have any impact on the Company’s financial statements.

•

IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements and is applicable if: (a) the grantor controls or regulates which services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. The Company’s management is currently assessing the impact of IFRIC 12 on the Company’s financial statements.

Interpretations to existing standards that are not yet relevant for the Company’s operations

The following interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on May 1, 2006 or later periods, but are not relevant for the Company’s operations:

•	IFRIC 7, “Applying the restatement approach under IAS 29, financial reporting in hyperinflationary economies”;

•	IFRIC 9, “Reassessment of embedded derivatives”; and

•	IFRIC 11, “Group and treasury share transactions.”

b. Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The consolidated financial statements as of December 31, 2006 have been prepared based on events and facts known until February 15, 2007, the date on which the Board of Directors approved their issuance (Note 27 (a)—Subsequent events—Nationalization plan). Future changes in the Company’s business plan (2007-2011) approved in 2006, and/or in management assumptions may significantly affect estimates as of December 31, 2006.

Significant judgments and main assumptions made in the application of accounting principles are indicated in sections “c”, “f”, “h”, “k”, “m”, “n”, “p”, “r” and “t” of this Note.

c. Adjustment for inflation

Items included in the financial statements of each one of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). IAS 29, “Financial reporting in hyperinflationary economies”, is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of the Company is the Venezuelan bolivar (“Bs.”).

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

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003. Non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value in constant bolivars as of December 31, 2003.

Three-year cumulative inflation for the years ended December 31, 2004, 2005 and 2006 was 98.7%, 73.2% and 59.4%, respectively. For years ended December 31, 2004, 2005 and 2006, inflation was 19.2%, 14.4% and 17.0%, respectively.

d. Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding position of more than 50% of the voting rights.

The consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net and Caveguías. The Company also consolidates the workers’ benefit fund (Note 15 (d)—Stockholders’ equity—Workers’ benefit fund). All subsidiaries are wholly owned except for Caveguías, which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by CANTV’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e. Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 22—Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f. Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. The Company capitalizes the estimated cost for asset retirement or dismantlement, which is depreciated in their remaining useful lives. The Company does not capitalize interest on construction work in progress. Maintenance and repair costs are expensed when incurred, while major improvements (including technological upgrades) and significant renewals, that extend the assets’ useful lives or asset capability, are capitalized as part of the asset. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s statement of operations.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets.

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

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services, changing the useful lives from seven to five years, and certain radio base components, changing the useful lives from seven to three years. These changes in useful lives estimates resulted in an additional expense recorded in 2004 of Bs. 10,156. The Company’s management considers that as of December 31, 2004, 2005 and 2006, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

During the first quarter of 2006, the Company performed an analysis of useful lives. The most significant changes were made for new additions, mainly in the plant category, resulting in a shorter useful life for commutation, transmission and data. The remaining useful lives of assets already installed remained unchanged. The Company’s management considers that as of December 31, 2005 and 2006, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other expense (income), net in the statement of operations.

The estimated useful lives as of December 31, 2006 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications:
Transmission equipment	5 to 12
Access network	10 to 32
Commutation equipment	4 to 13
Other	3 to 20
Wireless telecommunications:
Data transmission	5 to 6
Commutation equipment	3 to 6
Radio bases	7
Other	3 to 7
Other telecommunications services	2 to 13
Buildings, facilities and improvements	3 to 30
Furniture and equipment	6
Vehicles	4 to 5

g. Computer software and amortization

This account includes computer systems (software) acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or improve their capabilities is capitalized as assets and classified as information systems. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the evaluation phase of an internally developed software project are recognized as an expense, and the identifiable costs of developing software applications are capitalized if the Company is able to control the future benefits. Post-implementation and operation expenses are recognized as an expense.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization is calculated using the straight-line method over the estimated useful lives, which are between three and seven years.

The Company performs multiple market studies to identify products and services to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized to the corresponding hardware within property, plant and equipment or information systems when the upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or improves asset capacity and the Company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other activities that could be considered research and development.

The Company does not hold intangible assets with indefinite useful lives.

h. Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management, based on its current business plan (2007-2011) approved in 2006, considers that as of December 31, 2005 and 2006, there are no events or circumstances that indicate that the carrying amount of long-lived assets may not be recoverable and, in accordance with applicable accounting principles, there is no impairment in the carrying value of these assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others. (Note 27 (a)—Subsequent events—Nationalization plan).

i. Investments

Investments in equity and obligations are classified as financial assets for “trading” and “available for sale.” An investment is classified as “trading” if acquired principally for the purpose of selling in the short term and measured at fair value. Gains or losses arising from changes in fair value are presented in the statement of operations within other expense (income), net.

“Available for sale” investments are measured at their estimated realizable or fair value. The change in their fair values is presented in the statement of changes in stockholders’ equity, under translation and other adjustments, until their sale.

If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

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

Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses (Note 4 (n)—Revenue recognition).

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value. These provisions are presented as operating expenses.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole, and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for products or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k. Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivable from Venezuelan Government entities that are expected to be collected after one year are adjusted at their present value at origination date. When an account receivable is uncollectible, it is written-off against the provision for uncollectible accounts. Subsequent recoveries of amounts previously written-off are credited against other income (expense), net in the statement of operations.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of December 31, 2006, the Company recorded a provision equivalent to 1.7% of wireline services accounts receivable, 1.7% for wireless services accounts receivable, and 1.8% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts, in order to provide these accounts with a specific allowance on a continuous basis.

During 2006, based on historic experience and current trends, the Company changed its estimate for wireless telephony and Internet provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimate is based on a percentage and aging analysis of accounts receivable, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 12,000 in the provision for 2006.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2005, based on historic experience and current trends, the Company changed its estimate for fixed telephony provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimate is based on a percentage and aging analysis of accounts receivable, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 20,000 in the provision for 2005.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days after non-payment by subscribers.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its provision for uncollectibles as of December 31, 2005 and 2006 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l. Cash and temporary investments

Cash and temporary investments include short term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. These investments are recorded at their fair value. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

m. Provision for litigation

The Company’s management records a provision for those contingencies and/or litigation, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 21 (c)—Commitments and contingencies—Litigation and provision for litigation). The Company’s management believes that its recorded provision for litigation as of December 31, 2005 and 2006 is adequate and proper to cover the identified risks and related legal expenses. However, accruals are based on developments to date and the final outcome of litigation may be different than expected. (Note 27 (c)—Subsequent events—Regular Stockholders’ meeting).

n. Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use and basic monthly recurring charges, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates as earned or caused.

Revenue related to phone handset sales and its related cost of sales is recognized when the equipment is delivered and accepted by the customer or distributor. The distributor only has the right of return of equipment using the warranty only in case of damaged equipment. Handset sales are recorded as revenues and the related cost of sales are recorded as part of operating expenses (Note 4 (j)—Inventories, spare parts and supplies, net).

Submarine cable usage is recognized as revenue once the service is rendered on a monthly basis.

Unlimited plans for Internet access are recognized as revenue on a monthly basis when the service is rendered.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts related to prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire one year after being activated by the customer and unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly charges for telecommunications services are recognized as revenue on a monthly basis once the service is rendered.

Advertising in telephone directories is recognized as revenue when the obligations to the customers are fulfilled, which is at the time of the distribution of directories.

The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis when the service is rendered. Data transmission services include a monthly recurring fee which is initially recorded as deferred revenue for services billed in advance, and revenue is recognized based on traffic when the service is rendered.

Late payment charges are recognized as financial income when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is the moment the subscriber’s line is reconnected after paying overdue amounts.

Miscellaneous charges include subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.

Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight-line method.

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

The Company has agreements with customers in which certain equipment is sold, including modems and personal computers, and financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its own installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

o. Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

Costs and expenses related to the publication of directories, including production and printing costs and selling and distribution costs, are recognized upon publication and distribution of directories.

The Company, through its business units, performs multiple market studies to identify new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered to be research and development costs.

Advertising is recognized as operating expenses as incurred. During the years ended December 31, 2004, 2005 and 2006, advertising expenses were Bs. 87,600, Bs. 90,465 and Bs. 110,358, respectively.

p. Income tax

Income tax is calculated based upon taxable income, which is different from income before tax for tax purposes. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years (Note 19—Taxes). Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 19—Taxes).

The Company records income taxes in accordance with IAS 12, which requires the recognition of assets and liabilities for the accounting of deferred income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) tax credits and losses carryforwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. Deferred income tax provides for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

benefit obligation liabilities, net and some provisions which will be deductible in future years. Differences between tax and book bases of property, plant and equipment generate a deferred tax asset since property, plant and equipment are adjusted for inflation for tax purposes creating a higher tax base which will be realized in the future through a higher depreciation expense deductible for tax purposes, while pension plan and other post-retirement benefit obligation liabilities also generate a deferred tax asset which will be reversed in the future when payments and contributions will be made.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets based on its current business plan (2007-2011) approved in 2006 (Note 27 (a)—Subsequent events—Nationalization plan).

q. Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis, based on the Venezuelan Labor Law and CANTV’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

Based on the Venezuelan Labor Law, in the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntarily terminates employment. The Company recognizes the costs of this additional termination benefit when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntarily terminate employment.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary. The Company made distributions equal to 120 days of salary for the years ended December 31, 2004, 2005 and 2006, totaling Bs. 74,368, Bs. 95,756 and Bs. 124,251, respectively.

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

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

r. Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed at year-end by independent actuaries, using the projected credit method and nominal discount rates, asset returns, salary progressions and projected medical costs, to calculate projected benefit liabilities (Note 17—Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 17—Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized conservatively and consistently over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions, including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events, such as minimum urban wage increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments for which the Venezuelan Government bonds have been selected. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider the Company’s long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics and market indicators.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined post-retirement benefit costs as active employees earn these benefits.

s. Foreign currency transactions

Foreign currency transactions are recorded at the bolivar official and controlled exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs. 2,150/US$1 as of December 31, 2005 and 2006 (Note 23—Exchange controls and Note 6—Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net, shown in the accompanying consolidated statement of operations. The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

The devaluation of the bolivar against the U.S. dollar was 20% and 12% for the years ended December 31, 2004 and 2005, respectively. During the year ended December 31, 2006, there was no official devaluation of the bolivar.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

t. Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that carrying amounts of CANTV and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as embedded derivatives. The Company records transactions with financial instruments at their transaction date.

Financial instruments that qualify as derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value through profit and loss, based on current market value.

The Company does not have financial instruments that qualify for designation as hedging accounting.

u. Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Other financial instruments include investments in Treasury Bills and bonds denominated in bolivars and U.S. dollars. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Venezuelan Government accounts receivable (Note 12—Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers’ accounts receivable are all from debtors of the same country.

v. Earnings per share

Earnings per share is calculated by taking the net income divided by 776,240,474, 776,167,423 and 775,950,426 average common shares outstanding on December 31, 2004, 2005 and 2006, respectively. This number of shares excludes workers’ benefit shares, which are considered as treasury shares for accounting purposes. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w. Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

Additionally, the Company recognizes a liability for the minimum dividends to be declared according to the Capital Market Law (Note 15 (a)—Stockholders’ equity—Dividends).

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

The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad. The Company sometimes uses derivative financial instruments in its investment portfolio.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less, and U.S. Treasury Bills with maturities of up to six months. The Company does not anticipate any material loss with respect to its investment portfolio.

The Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 23—Exchange controls).

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

y. Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses (comprehensive income) represents changes in stockholders’ equity for the period from transactions and other events, and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the years ended December 31, 2004, 2005 and 2006, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gain (loss) from investments considered as available-for-sale.

Total recognized gains and losses for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Net income	425,644	214,408	1,130,375

Unrealized gain (loss) on investments available-for-sale	56,461	(837)	—
Realization of gain on investments available-for-sale	(14,567)	(71,260)	(257)
Realization of cumulative translation adjustment	(5,805)	(39,413)	—

Recognized directly in equity	36,089	(111,510)	(257)

Total recognized gain and loss	461,733	102,898	1,130,118

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. CONCESSIONS AND REGULATION

CANTV’s services and tariffs are regulated by the rules established in the Concession Agreement (referred to as the “Concession”), the Telecommunications Law enacted in 2000 and its Regulations.

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Telecommunications Law, suppliers of public telecommunications services must operate under administrative licenses and concessions granted by the Venezuelan Government.

The Comisión Nacional de Telecomunicaciones (“CONATEL”) (the Venezuelan National Telecommunications Commission) is an independent regulatory body, created by presidential decree in September 1991, which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative license concessions, and recommending the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (“Pro-Competencia”) (the Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement with the Venezuelan Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this concession and, for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 5 (c)—Concessions and regulation—Regulation—Competition). Since June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 21 (d)—Commitments and contingencies—Concession mandates).

Significant terms of the Concession are as follows:

a) The Concession established a special privilege regime of limited concurrence, through which the Venezuelan Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b) The Concession is for 35 years (ending in 2026) and is renewable, with no cost, for an additional period of 20 years, subject to the approval of the Venezuelan Government and satisfactory performance by CANTV of its obligations under the Concession.

c) Until December 31, 2000, CANTV paid 5.5% of annual billed services by means of a concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 5 (a)—Concessions and regulation—Regulation—Tax regime). These expenses are presented in the accompanying consolidated statement of operations as concession and other taxes totaling Bs. 94,852, Bs. 107,363 and Bs. 127,798 for the years ended December 31, 2004, 2005 and 2006, respectively.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d) The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of December 31, 2006, CANTV has not been penalized. Furthermore, penalties against CANTV for other reasons through December 31, 2006 have not been material.

e) Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Venezuelan Government in exchange for a payment equal to an amount determined by an expert and independent entity agreed by the Venezuelan Government and CANTV.

Cellular Concession

On May 19, 1992, CANTV purchased a cellular service concession (the “Cellular Concession”) from the Venezuelan Government for Bs. 230,766 (Bs. 5,388 in nominal amounts) and established a subsidiary, Movilnet, to operate wireless communications. The Cellular Concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the Cellular Concession is being amortized over 40 years using the straight-line method. As of December 31, 2005 and 2006, accumulated amortization is Bs. 80,677 and Bs. 86,358, respectively. Amortization expense was Bs. 5,681 for each of the years ended December 31, 2004, 2005 and 2006.

The Cellular Concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through December 31, 2006, no penalties have been imposed on Movilnet.

Upon any termination of the Cellular Concession, all of Movilnet’s assets utilized in the performance of services under the Cellular Concession would be forfeited to the Venezuelan Government in exchange for a payment equal to the value of such assets recorded for income tax purposes. The net tax value of Movilnet’s assets at December 31, 2006, on such basis was Bs. 2,249,582.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues, with periodic decreases of 1% per annum through 2005 (Note 5 (a)—Concessions and regulation—Regulation—Tax regime).

For the years ended December 31, 2004, 2005 and 2006, the Cellular Concession tax expense included in the accompanying consolidated statement of operations is presented as concession and other taxes and totaled Bs. 72,645, Bs. 94,852 and Bs. 146,046, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by CANTV’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which had an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of this concession into an administrative license. The conversion of concessions into

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services.

Subsequently, the Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in this concession granted remain in effect until CONATEL completes the transformation of the administrative licenses.

The Value-Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net (Note 5 (a)—Concession and Regulation—Regulation—Tax regime). These expenses are presented in the accompanying consolidated statements of operations as concession and other taxes totaling Bs. 4,632, Bs. 7,787 and Bs. 11,693 for the years ended December 31, 2004, 2005 and 2006, respectively.

Regulation

a. Tax regime

Since 2001, the Telecommunications Law encompassed a tax regime applicable to all telecommunications service operators based on gross revenue. The composite tax rate totals 4.8% and is comprised of the following: a 2.3% activity tax, a 0.5% CONATEL funding tax, a spectrum allocation tax of up to 0.5%, a 1% Universal Service Fund tax and a 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreased by 1% per annum through 2005, when it was eliminated.

b. Tariffs

Telecommunications regulations regarding tariff matters established that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is based on setting “price-caps” and its indexation through the application of the compound index of adjustment as established in the Regulations for Basic Telephony Services.

Since the enactment of the 2001 Telecommunications Law and its Regulations, CONATEL has established maximum tariffs, defined the compound index of adjustment tied to the Wholesale Price Index (“WPI”) and the devaluation rate of the bolivar against the U.S. dollar, and established schemes of extraordinary adjustments that allowed additional adjustments to established tariffs.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Venezuelan Government instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003 for residential services.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Venezuelan Government could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession. CONATEL granted multi-service concessions to Infonet Redes de Información C.A. (“Infonet”), Corporación Digitel, C.A. (“Digitel”) and Digicel, C.A. (“Digicel”) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants. On May 18, 2006, CONATEL approved the merger of Digitel, Infonet and Digicel. Digitel continues as the surviving entity after the merger.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowed effective competition. These regulations control the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (“Convergence”), Veninfotel Comunicaciones Vitcom, C.A. (“Veninfotel”), Multiphone de Venezuela, C.A. (“Multiphone”), Telecomunicaciones NGTV, S.A. (“New Global Telecom”), Totalcom Venezuela, C.A. (“Totalcom”), Etelix.com, C.A. (“Etelix”), Telcel, C.A. (“Movistar”), Entel Venezuela, C.A. (“Entel”), LD Telecom Comunicaciones, C.A. (“LD Telecom”), Convergia de Venezuela, S.A. (“Convergia”), Corporación Intercall, C.A. (“Intercall”) and Corporación Telemic, C.A. (“Intercable”), most of which offer the service by means of prepaid cards (“calling cards”).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and the local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004, the Venezuelan Government incorporated a telephone company, CVG Telecomunicaciones, C.A. (“CVG Telecom”), to provide data transmission and other services through the fiber-optic and Internet Protocol platforms in north-central Venezuela and the Guayana region, located in the southeast of Venezuela.

d. Universal Service Fund

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. These funds are created by CONATEL from the contributions made by telecommunications companies as part of the telecommunications taxes.

The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas.

The Telecommunications Training and Development Fund was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2006, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the connectivity of all civil records’ and notaries’ offices with the General Office of Civil Records and Notary Offices of the Ministero del Poder Popular para las Relaciones Interiores y Justicia (the “Ministry of the Popular Power for Interior Affairs and Justice”). In addition, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the creation of a virtual private network that would connect 47 offices and 100 mobile identification units with the main office of the Oficina Nacional de Identificación y Extranjería (“ONIDEX”) (the National Office of Identification and Immigration). The funding for both projects will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV once the obligation is met, subject to certain conditions.

6. BALANCES IN FOREIGN CURRENCY

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 4 (x)—Summary of significant accounting principles and policies—Market and liquidity risk) as of December 31, 2005 and 2006 as shown below:

	2005	2006
	(In millions of U.S. dollars)
Cash and temporary investments	147	138
Accounts receivable, net	33	27
Other assets	23	71
Accounts payable	(344)	(601)
Debt obligations	(41)	(27)

Net liability position in foreign currency	(182)	(392)

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela signed exchange control agreements that immediately established limits to foreign currency transactions (Note 23—Exchange controls).

During the year ended December 31, 2006 the Company conducted purchase-sale and exchange transactions with securities in bolivars and foreign currency, originating a net loss of Bs. 60,604 shown in other (income) expense, net in the statement of operations. (Note 23—Exchange controls).

7. PROPERTY, PLANT AND EQUIPMENT, NET

A reconciliation of the carrying amount at the beginning and end of the years ended December 31, 2005 and 2006 is as follows:

Cost	December 31, 2004	Additions	Disposals	Transfers	December 31, 2005
Plant
Wireline telecommunications	12,070,929	11,737	(160,950)	278,599	12,200,315
Wireless telecommunications	942,823	58,742	(13,667)	306,677	1,294,575
Other telecommunications services	44,334	—	(13)	107	44,428
Buildings, facilities and improvements	3,063,550	18,585	(120,877)	59,277	3,020,535
Furniture and equipment	453,456	25,414	(2,075)	49,377	526,172
Vehicles	79,955	12,282	(6,234)	—	86,003
Land	72,329	341	(650)	—	72,020
Construction work in progress	182,046	740,238	(46,448)	(694,037)	181,799

	16,909,422	867,339	(350,914)	—	17,425,847

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated depreciation	December 31, 2004	Expense	Disposals	December 31, 2005
Plant
Wireline telecommunications	(10,097,454)	(422,280)	157,981	(10,361,753)
Wireless telecommunications	(636,145)	(206,476)	106,293	(736,328)
Other telecommunications services	(32,754)	(3,848)	—	(36,602)
Buildings, facilities and improvements	(2,305,228)	(73,453)	30,335	(2,348,346)
Furniture and equipment	(342,324)	(46,994)	795	(388,523)
Vehicles	(72,184)	(3,876)	4,828	(71,232)

	(13,486,089)	(756,927)	300,232	(13,942,784)

Net book value	3,423,333			3,483,063

Cost	December 31, 2005	Additions	Disposals	Transfers	December 31, 2006
Plant
Wireline telecommunications	12,200,315	19,919	(326,021)	238,668	12,132,881
Wireless telecommunications	1,294,575	40,171	(2,007)	475,077	1,807,816
Other telecommunications services	44,428	—	—	—	44,428
Buildings, facilities and improvements	3,020,535	18,813	(19,446)	94,573	3,114,475
Furniture and equipment	526,172	9,850	(477)	95,202	630,747
Vehicles	86,003	5,233	(19,243)	—	71,993
Land	72,020	3,065	(408)	—	74,677
Construction work in progress	181,799	949,229	(26,022)	(903,520)	201,486

	17,425,847	1,046,280	(393,624)	—	18,078,503

Accumulated depreciation	December 31, 2005	Expense	Disposals	December 31, 2006
Plant
Wireline telecommunications	(10,361,753)	(460,837)	321,276	(10,501,314)
Wireless telecommunications	(736,328)	(166,547)	364	(902,511)
Other telecommunications services	(36,602)	(3,540)	—	(40,142)
Buildings, facilities and improvements	(2,348,346)	(80,859)	19,082	(2,410,123)
Furniture and equipment	(388,523)	(63,169)	1,350	(450,342)
Vehicles	(71,232)	(6,827)	18,725	(59,334)

	(13,942,784)	(781,779)	360,797	(14,363,766)

Net book value	3,483,063			3,714,737

As of December 31, 2005 and 2006, fully depreciated assets amounted to Bs. 9,271,635 and Bs. 10,632,041, respectively. As of December 31, 2005 and 2006, 94% and 93%, respectively, of the fully depreciated assets relate to wireline telecommunications.

Labor and other allocable costs included under construction work in progress amounted to Bs. 17,900, Bs. 23,606 and Bs. 33,637 for the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2005 and 2006, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005 and 2006, the amount of non-operating assets not classified as held for sale were Bs. 6,505 and Bs. 3,262, respectively. Non-operating assets are mainly land and buildings. The Company’s management considers that there is no impairment on these assets.

8. INFORMATION SYSTEMS (SOFTWARE), NET

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the years ended December 31, 2005 and 2006 is as follows:

	2005	2006
Cost
Beginning of the year	1,295,199	1,437,000
Additions	177,573	195,681
Disposals and other adjustments	(35,772)	(6,912)

End of the year	1,437,000	1,625,769

Accumulated amortization
Beginning of the year	(1,029,499)	(1,094,651)
Expenses for the year	(65,084)	(71,016)
Disposals	(68)	1,838

End of the year	(1,094,651)	(1,163,829)

Net book value	342,349	461,940

During 2005, the Company recorded a Bs. 32,306 write-off related to software expenditures related to the integration and transformation of information systems as a result of resizing and redefining the process of the current project related to customer relationship management.

Fully amortized information systems (software) still operating amounted to Bs. 898,247 and Bs. 987,219 as of December 31, 2005 and 2006, respectively.

9. OTHER ASSETS

Other assets as of December 31, 2005 and 2006 comprised the following:

	2005	2006
Warranty deposits to suppliers	50,359	152,599
Special protection trust (Note 17—Retirement benefits)	18,271	—
Assets held for sale	1,801	6,066
Other	1,002	837

	71,433	159,502

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2004, CANTV’s Board of Directors approved the sale of the investment in New Skies Satellites N.V. In November 2004, the final sale was approved and for US$11,479,355, equivalent to Bs. 22,040, which generated in 2004 a net gain recorded in the Company’s results of Bs. 20,759, including the realization of Bs. 20,372 previously included in translation and other adjustments in the statement of changes in stockholders’ equity (Note 4 (y)—Summary of significant accounting principles and policies—Total recognized gains and losses (includes those recognized directly in equity)).

In September 2004, CANTV’s Board of Directors approved the sale of the investment in the International Telecommunications Satellite Organization (“INTELSAT”) to Zeus Holdings Ltd. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holdings Ltd. The final sale was approved for US$34,978,950, equivalent to Bs. 75,205, which generated in 2005 a realization of Bs. 110,673 corresponding to exchange gains, previously included in translation and other adjustments in the statement of changes in stockholders’ equity (Note 4 (y)—Summary of significant accounting principles and policies—Total recognized gains and losses (include those recognized directly in equity)). INTELSAT was initially an international telecommunications organization integrated with 148 member countries or their designated telecommunications entities. In July 2001, INTELSAT was privatized and converted into a private corporation.

Warranty deposits to suppliers are granted to foreign suppliers while the Company obtains the foreign currency required to make payments for imports and services pursuant to the current exchange controls regime (Note 23—Exchange controls).

The balance of assets held for sale includes non-operating buildings and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2005 and 2006, assets with a carrying value of Bs. 1,801 and Bs. 6,066, respectively, were sold through this mechanism, with a gain of Bs. 1,556 and Bs. 4,468, respectively.

10. OTHER CURRENT ASSETS

Other current assets as of December 31, 2005 and 2006 comprised the following:

	2005	2006
Tax credits and other taxes, net (Note 19—Taxes)	—	175,010
Short-term investments	36,421	70,070
Deferred telephone directories costs (Note 4 (o)—Summary of significant accounting principles and policies—Cost and expense recognition)	10,012	8,441
Other	16,119	12,509

	62,552	266,030

Other tax credits include Bs. 128,806 of tax credits acquired during 2006 at a discount, which will be used during 2007 to cover tax obligations.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. INVENTORIES, SPARE PARTS AND SUPPLIES, NET

Inventories, spare parts and supplies, net as of December 31, 2005 and 2006 comprised the following:

	2005	2006
Network equipment inventories	148,628	205,654
Equipment for sale	214,946	624,035
Prepaid cards for sale	5,167	7,194

	368,741	836,883
Less: Allowance for obsolescence and net realizable value of equipment for sale	(56,486)	(155,744)

	312,255	681,139

Sales and inventory equipment for sale balances have increased substantially during the period under the current exchange controls regime, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes created during the years ended December 31, 2005 and 2006 of the allowance for obsolescence and net realizable value of inventories is as follows:

	2005	2006
Balance at beginning of year	63,383	56,486
Expenses for the year	912	110,073
Write-off	(7,809)	(10,815)

Balance at end of year	56,486	155,744

12. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES

The Company’s largest customer is the Venezuelan public sector, including the central Venezuelan Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, “Venezuelan Government entities”). Venezuelan Government entities generated approximately 9%, 8% and 8%, of the Company’s consolidated revenues for the years ended December 31, 2004, 2005 and 2006, respectively,

The following table shows accounts receivable from Venezuelan Government entities as of December 31, 2006 and 2005:

Years in which originated	2005	2006
2006	—	154,517
2005	182,225	54,412
2004 and prior	90,588	60,133

Total accounts receivable from Venezuelan Government entities	272,813	269,062
Less: Present value adjustment	(20,341)	(26,341)
Less: Long-term portion	(64,377)	(55,856)

	188,095	186,865

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2006 and 2005, changes in accounts receivable from Venezuelan Government entities are shown below:

	2005	2006
Balance at beginning of year	219,173	272,813
Billings	429,606	569,390
Collections and adjustments	(375,966)	(573,141)

Balance at end of year	272,813	269,062

The amounts that central Venezuelan Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Venezuelan Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to try to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Venezuelan Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the real value of these accounts receivable. These amounts depend of annual budgets for current usage and for payments of extraordinary usage.

During 2005 and 2006, payments received from Venezuelan Government entities have been in cash.

The Company has recorded adjustments against revenues of Bs. 9,915 and Bs. 11,570 for 2005 and 2006, respectively, in regard to the initial present value of an estimated portion of these accounts receivable, due to the projected delay in payments from Venezuelan Government entities, included as a reduction of accounts receivable from Venezuelan Government entities and as a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. Any subsequent adjustment to the initial fair value estimate is recorded as an expense.

CANTV’s management believes all amounts from Venezuelan Government entities will be collected in cash.

13. ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable, net as of December 31, 2005 and 2006 were comprised of the following:

	2005	2006
Subscribers
Wireline telecommunications	480,179	604,275
Wireless telecommunications	96,583	116,652
Other telecommunications services	95,205	140,602
International carriers, net	38,480	59,236
Prepaid cards sold to distributors	34,608	63,797
Other	12,561	10,107

	757,616	994,669
Less: Provision for uncollectible accounts	(70,577)	(62,617)

	687,039	932,052

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unbilled revenues of Bs. 177,089 and Bs. 111,339 are included in accounts receivable as of December 31, 2005 and 2006, respectively (Note 4 (n)—Summary of significant accounting principles and policies—Revenue recognition).

Reconciliation of changes created during the years ended December 31, 2005 and 2006 of the provision for uncollectible accounts is as follows:

	2005	2006
Balance at beginning of year	96,879	70,577
Expenses for the year	35,068	65,438
Write-off	(61,370)	(73,398)

Balance at end of year	70,577	62,617

14. CASH AND TEMPORARY INVESTMENTS

The composition of cash and temporary investments balances as of December 31, 2005 and 2006 is as follows:

	2005	2006
Cash and banks	223,218	213,572
Temporary investments	875,411	938,415

	1,098,629	1,151,987

15. STOCKHOLDERS’ EQUITY

a. Dividends

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 16—Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least 25% of such 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

In addition, according to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Net income for the year ended December 31, 2006, including dividends received from subsidiaries, available for dividend distribution at CANTV’s level as an individual legal entity, is as follows:

Unconsolidated net income for 2006	1,130,375
Less: equity participation in subsidiaries	(469,748)

Income available as basis for declaring dividends	660,627
Plus: Dividends paid by subsidiaries during 2006	790,931

Net income available as base for distribution after considering dividends from subsidiaries	1,451,588

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum required dividend to be distributed for the year ended December 31, 2006 is Bs. 725,779, which was recognized as a liability in the consolidated balance sheet.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the Regular Stockholders’ Meeting and could be paid in quarterly installments.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 550 per share to be paid on April 16, 2004 to stockholders of record as of April 12, 2004.

On December 7, 2004, a Special Stockholders’ Meeting declared a cash dividend of Bs. 120 per share to be paid on December 22, 2004 to stockholders of record as of December 15, 2004.

On March 31, 2005, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 505 per share to be paid on April 27, 2005 to stockholders of record as of April 20, 2005.

On March 31, 2006, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 700 per share to be paid on April 27, 2006 to stockholders of record as of April 18, 2006.

On November 27, 2006, an Extraordinary Stockholders’ Meeting declared a cash dividend of Bs. 307.14 per share to be paid on December 13, 2006 to stockholders of record as of December 6, 2006.

b. Capital stock

The Company’s capital stock, all issued fully paid, is represented by 787,140,849 shares with a nominal value of Bs. 36.9 each at December 31, 2004, 2005 and 2006, as shown below:

	Class	Number of shares (in thousands)
Stockholders		2004	2005	2006
GTE Venholdings B.V. (Verizon Communications Inc.)	A	196,401	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,407	54,407	54,410
Banco Mercantil, C.A.	A	367	367	367
Inversiones TIDE, S.A.	A	3	3	—
Banco de Desarrollo Económico y Social de Venezuela (“BANDES”)	B	51,900	51,900	51,900
Workers’ Trusts and Employees	C	45,043	41,645	37,514
GTE Venholdings B.V. (Verizon Communications Inc.)	D	28,009	28,009	28,009
Public Stockholders	D	400,170	403,265	407,141

		776,300	775,997	775,742
Workers’ Benefit Fund	C	10,841	11,144	11,399

		787,141	787,141	787,141

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s capital stock (including the accumulated adjustment for inflation until December 31, 2003) is Bs. 2,151,299, composed of Bs. 29,047 (nominal or historical capital stock) and Bs. 2,122,252 (adjustment for inflation) (Note 4 (c)—Summary of significant accounting practices and policies—Adjustment for inflation).

All Class shares have the same rights in case of liquidation and/or dividend distribution.

Class “A” shares may only be held by former members of VenWorld, the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Venezuelan Government and/or other entities related to the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two principal members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one principal member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments in certain matters.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two principal members of the Board of Directors (from a total of nine directors) and their alternates, who must be retirees or active employees (with at least five years of continuing service) only if such Class “C” shares represent at least 8% of CANTV’s capital stock. If these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one principal member of the Board of Directors and an alternate; if these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or those derived from capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect with other stockholders members of the Board of Directors (principal and alternates), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

In November 1996, the Venezuelan Government sold 348.1 million shares in a public offering, representing 34.8% of CANTV’s capital stock.

Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the NYSE in the form of American Depositary Shares (“ADS”), each representing seven Class “D” shares.

c. Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares, or 15%, of the Company’s capital stock at U.S.$30 per ADS, equivalent to U.S.$4.29 per share at that date. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Workers’ benefit fund

In 1993, the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares comprising up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of December 31, 2006, the trust maintains 11,398,783 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. The fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers, based on their market value. Shares may be granted at the Company’s discretion. During the years ended December 31, 2005 and 2006, 336,823, and 310,080 shares were granted to employees, respectively, and the expense recognized was Bs. 691 and Bs. 1,089, respectively.

e. Stock option

In January 2003, the Board of Directors approved a stock option agreement, through which CANTV had the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs. 2,697.26 per share, exercisable totally or partially by the counterpart and expiring in January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. As of December 31, 2005 and 2006, CANTV maintains a provision of Bs. 2,225 and Bs. 5,996, respectively, to cover the total difference calculated at that date (intrinsic value). (Note 27 (b)—Subsequent events—Stock option).

f. Legal reserve

The Company and each of its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

In 2004, the Company released against retained earnings Bs. 57,811 from the legal reserve due to an excess maintained above the mandated 10% of capital stock as of December 31, 2004. This excess was in respect of the portion of legal reserve which corresponded to the capital stock reductions which were not released at the time those reductions occurred.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. DEBT OBLIGATIONS

Debt obligations as of December 31, 2005 and 2006 were comprised of the following:

	2005	2006
Bank loans in Japanese yen at a fixed annual rate of 5.8% at December 31, 2005 and 2006, maturing in 2009	69,129	48,839
IFC loan in U.S. dollars at a six-month LIBOR interest rate plus a financial margin of 2%, maturing through 2007	18,813	9,406
Bank loans in bolivars at fixed and variable annual rates of 12.56% guaranteed by a first mortgage on real property of the Company up to Bs. 10,500	5,202	—
Commercial paper in bolivars issued at discount at an annual rate of 12.625%	11,186	—

Total debt	104,330	58,245
Less: Current portion	(40,992)	(28,942)

Total long-term debt	63,338	29,303

In February 1990, the Company entered into a loan agreement with the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of December 31, 2006, the outstanding balance is ¥2,704.7 million.

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (the “IFC”). Pursuant to this agreement, U.S.$175 million was received on that date. In March 1998 the Company repaid U.S.$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance, Ltd., which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The loan balance of U.S.$25 million was repaid in a single installment in September 2005. This loan bore interest at the London Interbank Offered Rate (“LIBOR”) plus a financial margin of up to 3%. Pursuant to the agreement with the IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2006, the balance of this debt was U.S.$4.4 million.

In December 2000, a loan agreement was signed with a local bank for Bs. 7,000, with a maturity of 10 years. As of December 31, 2006, this loan has been paid.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issue for up to Bs. 80,000. During 2004 and 2005, six series were issued for a total of Bs. 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. As of December 31, 2006, this commercial paper was paid up.

On December 22, 2004, the CNV approved a second issue of commercial paper for up to Bs. 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by the CNV. During 2005, three series were

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issued for a total of Bs. 33,600 (Bs. 11,200 each) in respect of the second issue, which were placed at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. As of December 31, 2006, this commercial paper was paid up.

At a Regular Stockholders’ Meeting held on March 31, 2006, the issuance of commercial paper for up to U.S.$150 million or the equivalent in bolivars was approved. Additionally, an issuance of obligations for up to U.S.$150 million or the equivalent in bolivars was approved, with a maximum maturity of six years. As of December 31, 2006, these commercial paper and obligations had not been issued.

As of December 31, 2006, estimated debt payments are: Bs. 28,942 in 2007, Bs. 19,535 in 2008 and Bs. 9,768 in 2009, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of December 31, 2006.

17. RETIREMENT BENEFITS

a. Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of December 31, 2005 and 2006, the Company had trusts funds related to this plan amounting to a fair value of Bs. 710,392 (includes US$303.1 million) and Bs. 968.681 (includes US$342.8 million), respectively, to cover plan benefits for eligible employees. Plan assets denominated in foreign currency are converted to bolivars using the official exchange rates.

The components of pension expense, included as labor and benefits for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Costs incurred during the year	28,959	17,305	18,808
Interest costs on projected benefit obligations	179,687	145,874	286,320
Expected return on assets	(190,318)	(158,772)	(153,445)
Additional pension obligation due to Supreme Court ruling (Note 17 (b)—Retirement benefits—Pension litigation and Court Ruling)	44,426	694,916	23,043
Curtailment and settlement loss	—	56,909	—
Amortization of actuarial losses	—	—	1,341

	62,754	756,232	176,067

The accrued pension plan obligations as of December 31, 2005 and 2006 are as follows:

	2005	2006
Active employees	516,105	659,622
Retirees	1,022,946	1,166,335

Projected benefit obligations	1,539,051	1,825,957
Funded amounts in trusts at fair value	(710,392)	(968,681)
Unrecognized net actuarial loss	(143,815)	(282,224)

Net pension obligations (including current portion of Bs. 272,474 and Bs. 154,087, respectively)	684,844	575,052

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Projected benefit obligations related to non-vested employees was Bs. 73,517 as of December 31, 2006. Unrecognized net actuarial losses are generated mainly from changes in future estimated inflation rates, which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revised every year.

During 2005 the Company implemented a voluntary special termination program targeting certain employees, which consisted of the following:

a) immediate retirement at an earlier age than otherwise contemplated by the formal plan rules;

b) pension benefits calculated as per formal plan rules were supplemented by an amount depending on a negotiated agreement with each individual; and

c) a lump sum payment of Bs. 20,923.

The total impact of this specific negotiation was an additional obligation of Bs. 56,909, including the lump-sum payments. This amount was recognized as a curtailment and settlement loss in 2005. The formal pension plan rules were not modified.

Reconciliation of the changes created during the years ended December 31, 2005 and 2006 in the amount of assets in trust at fair value is as follows:

	2005	2006
Amount in trust at fair value at beginning of year	606,141	710,392
Additions	—	171,782
Payments	—	(39,778)
Actual return on investments (including gains from currency fluctuation)	104,251	126,285

Amount in trust at fair value at end of year	710,392	968,681

Percentages by type of investment of the fair value of the pension plan assets are as follows:

	2005	2006
Equity securities	58.1%	50.2%
Debt securities	41.9%	48.8%
Cash and temporary investments	—	1.0%

	100.0%	100.0%

Reconciliation of changes created during the years ended December 31, 2005 and 2006 in the net pension liability recognized is as follows:

	2005	2006
Pension liability at beginning of year	19,422	684,844
Expenses for the year	756,232	176,067
Special lump-sum payments	(20,923)	—
Payments and contributions during the year	(69,887)	(285,859)

Net pension plan liability at end of year	684,844	575,052

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions used to calculate the projected benefit obligations are shown below:

	2005	2006
Discount rate	6.49%	6.51%
Expected return on plan assets	7.00%	7.00%
Compensation increase rate	1.96%	1.96%
Urban minimum wage increase (as % of projected inflation)	100.00%	100.00%

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates. Projected inflation rates used for the calculation of liabilities were as follows:

2005
Year	Rate	Year	Rate	Year	Rate
2006	14.6%	2010	15.9%	2014	26.9%
2007	19.4%	2011	19.8%	2015	23.9%
2008	18.6%	2012	18.6%
2009	17.4%	2013	29.4%

After 2015, inflation is assumed to decrease gradually to 7% in 2022 and remain flat thereafter.

2006
Year	Rate	Year	Rate	Year	Rate
2007	18.0%	2011	16.1%	2014	18.4%
2008	21.5%	2012	14.3%	2015	17.3%
2009	19.9%	2013	21.4%
2010	18.1%	2014	19.9%

After 2016, projected inflation fluctuates between 15.5% and 20.1% until 2022 and remains on 16.8% flat thereafter.

The mortality assumption for the year ended December 31, 2005 was based on the 1951 Group Annuity Mortality Table; specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	758	495
35	1,374	930
45	3,580	1,994
55	10,436	4,648

The mortality assumption for the year ended December 31, 2006 was based on the UP94 Mortality Table (projected to 2000); specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	669	288
35	888	481
45	1,569	950
55	4,241	2,350

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Pension litigation and Supreme Court Ruling

In September 2004, the Sala de Casación Social del Tribunal Supremo de Justicia (the “Social Chamber of the Supreme Court”) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the National Federation of CANTV Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de CANTV de Caracas (“AJUPTEL-Caracas”) (the Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management, based on the opinion of its external legal counsel, considered that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters, the Company estimated for year-end 2004 a provision to cover the potential additional liability. In accordance with the applicable accounting principles, the estimated effect of the pension projected benefit obligation was Bs. 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension.

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision required CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage were to be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees.

Based on CANTV’s interpretation of the new ruling that requires that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, as of December 31, 2005, CANTV recorded an additional expense and raised to Bs. 764,553 its accumulated provision related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability, which was estimated based on actuarial calculations including the retroactive payments and the projected benefit obligation, and incorporating the new assumption related to the official minimum urban wage increase as a percentage of projected future inflation.

The execution of the Social Chamber of the Supreme Court’s ruling is being administered by the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas (the “Execution Court”) (Fifth Court of First Instance of Substantiation, Mediation and Execution of the Metropolitan Area of Caracas), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amount payable by CANTV to each retiree pursuant to the Social Chamber of the Supreme Court’s ruling. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages.

Pursuant to the Social Chamber of the Supreme Court’s ruling, CANTV agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. However, in accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the official minimum urban wage level.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, CANTV must adjust all retirees’ pensions that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Venezuelan Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the official minimum urban wage.

On December 13, 2006, the final determination of the actual amounts due and payments to retirees was concluded delivering the calculations of two new independent experts as ordered by the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the official minimum urban wage pursuant to the Execution Court’s decision. For the cases accepted by CANTV, the final determination of retroactive payments resulted in an additional Bs. 23,043 pension obligation expense and liability. CANTV appealed the decision expressing disagreement with the expert’s methodology and benefits calculation, mainly in those cases in which pension adjustments would result in payments in excess of the official minimum urban wage. In 2006, CANTV created a trust funded with Bs. 153,859 in order to cover the retroactive obligation as a result of the Supreme Court ruling.

During the period that this labor claim was under litigation, the Company followed IAS 37, “Provisions and contingent liabilities,” for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued, the total contingent liability that was recognized under IAS 37 was transferred into the pension obligations. From this point on, the Company followed IAS 19, “Employee benefits,” for measurement and disclosure of this additional pension obligation.

c. Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits, other than pensions, based on actuarial calculations.

The components of other post-retirement benefits expense included as labor and benefits for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Benefits earned during the year	8,304	12,110	13,795
Interest cost on projected benefit obligation	225,043	181,983	182,179
Curtailment loss	—	24,430	—

	233,347	218,523	195,974

The accrued other post-retirement benefit obligations as of December 31, 2005 and 2006 are as follows:

	2005	2006
Active employees	243,176	343,426
Retirees	634,186	853,102

Accumulated post-retirement benefit obligation	877,362	1,196,528
Unrecognized net actuarial gain (loss)	16,492	(177,742)

Accrued post-retirement benefit obligations (including current portion of Bs. 76,058 and Bs. 88,188, respectively)	893,854	1,018,786

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Projected benefit obligation related to non-vested employees for other post-retirement benefits was Bs. 31,575 as of December 31, 2006.

Reconciliation of changes created during the years ended December 31, 2006 and 2005 in the net liability recognized is as follows:

	2005	2006
Accrued post-retirement benefit obligations at the beginning of the year	732,514	893,854
Expense for the year	218,523	195,974
Payments and contributions during the year	(57,183)	(71,042)

Accrued post-retirement benefit obligations at the end of the year	893,854	1,018,786

Assumptions used to calculate post-retirement benefit obligations are as follows:

	2005	2006
Discount rate	6.52%	6.49%
Projected medical cost increase	2.00%	2.00%

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

The effects of a 1% change in the assumed medical cost trend rate were as follows:

	Increase	Decrease
Effects on the aggregate of the projected current service cost and interest cost	348,200	272,600
Effects on the projected defined benefit obligation	1,345,900	1,072,100

Actuarial assumptions are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 the long-term actuarial assumptions were reviewed, and based on this the only change made was on the projected inflation. As a result of the Supreme Court ruling described in section (b) of this Note, in 2005 the Company developed an assumption to project the minimum urban wage increases.

At the end of 2006, the actuarial assumptions were revised. Based on additional analysis performed by management, the mortality table changed from the 1951 Annuity Mortality Table to the UP94 Mortality Table (projected to 2000), which is a better match to CANTV’s mortality experience in recent years. Additionally the projected inflation rates were updated according to the current economics expectation in the country. The effects of these changes in estimates were accounted as accumulated actuarial losses.

d. Protection plan and temporary support and solidarity program

At the end of 2005, the Company has a voluntary pension benefit plan named Special Protection Plan for Eligible Retirees (“Protection Plan”) which included a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who received a monthly pension equivalent to or below Bs. 30,000 (in nominal amounts), as well as those retirees who are over 60 years old with

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pension payments between Bs. 30,001 (in nominal amounts) and Bs. 70,000 (in nominal amounts). Plan payments were made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee could receive a one-time annual bonus of Bs. 145,000 (in nominal amounts) at the Company’s discretion. At December 31, 2006, the Company had a trust fund for this plan on behalf of employees of Bs. 17,944 ( which includes US$4.1 million).

In August 2004, the Company created a new voluntary program for those pensioners and retirees who for some reason were not beneficiaries of the pension established by the Instituto Venezolano de los Seguros Sociales (“IVSS”) (the Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on these former employees’ income. This program was named “Temporary Support and Solidarity Program” and allowed for the adjustment of their monthly income through the payment of a bonus, which will end upon the death of the beneficiary or once a pension is paid by IVSS or from any other source. This program benefited retirees older than 49 years and six months. This program was a benefit provided voluntarily by CANTV.

The Company’s management and its legal counsel, as part of the evaluation of the July 26, 2005 Supreme Court ruling, consider that these voluntary supplemental payments made by CANTV are lower than the additional payments ordered by the decision and, therefore, CANTV suspended the Protection Plan and the Temporary Support and Solidarity Program and incorporated their assets and liabilities into the total pension plan obligation once the Court ordered the execution of the July 26, 2005 ruling.

18. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2005 and 2006 were comprised of the following:

	2005	2006
Concession tax (Note 5—Concessions and regulation—Concession agreement)	60,412	99,622
Subscriber reimbursable deposits	69,462	35,213
Advances received from the Universal Service Fund	—	18,017
Accrued liabilities	127,842	91,512
Value-added and other taxes (Note 19—Taxes)	15,849	23,879
Interest payable	2,765	3,245
Technical and administrative services of stockholders’ affiliates (Note 20—Transactions with related parties)	5,860	4,616
Other	5,253	5,184

	287,443	281,288

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled. In 2006, based on management analysis and in accordance with the Telecommunications Law, Bs. 43,083 were recognized as income related to subscriber deposits of customers who lost the refund rights due to a default in compliance with their contract terms.

Advances received from the Universal Service Fund relate to funds received from CONATEL, for the installation, operation, administration and maintenance of telecommunications infrastructure for the two projects assigned to CANTV according to the agreements subscribed with CONATEL (Note 5 (d)—Concessions and regulation—Regulation—Universal Service Fund).

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities mainly include employee’s withholding and employer’s contributions payable according to labor regulations.

19. TAXES

Income tax

Conforming to current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax results relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for litigation.

The Venezuelan Income Tax Law authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used in the year it arises may be carried forward for three years.

Pursuant to the Partial Amendment to the Income Tax Law effective October 22, 1999, tax credits for new investments in property, plant and equipment were available for up to 10% of the investments for the five years following the enactment of this law, which was in effect until December 31, 2004.

On December 28, 2001, the Venezuelan Government published a Partial Amendment of the Venezuelan Income Tax Law. Certain interpretations of the Venezuelan Income Tax Law concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation was not accepted by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the National Integrated Service of Customs and Taxes). Accordingly, the Company stopped recording investment tax credits on January 1, 2005.

On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006. Accordingly, the Company’s management prepared substitute tax returns for fiscal year 2005, which originated Bs. 91,205 in tax credits, which reduces the 2006 income tax expense. During the year ended December 31, 2006, the Company generated Bs. 108,556 in investment tax credits which reduced the Company’s income tax for that year. As of December 31, 2006, the Company did not have any carry-forward tax credits available to be compensated in future periods.

On September 25, 2006, the Venezuelan Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of investment tax credits for telecommunications companies for five additional years.

The Venezuelan Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of December 31, 2006, the Company did not have tax losses to be carried forward in future years.

The provision (benefit) for income taxes for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Current	91,193	147,881	186,576
Deferred (benefit)	(257,728)	(357,426)	(337,460)

	(166,535)	(209,545)	(150,884)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred income tax asset as of December 31, 2005 and 2006, are as follows:

	2005	2006
Allowance for doubtful accounts	23,996	21,453
Provision for inventories’ obsolescence and net realizable value	19,197	51,483
Accrual for concession and municipal taxes	28,849	42,642
Pension and other post-retirement benefit obligations	478,404	539,884
Accruals not deductible until paid	20,471	47,446
Differences in tax vs. book value of non-monetary assets originated mainly due to inflation adjustment for tax purposes	222,731	414,016
Provision for litigation	36,583	50,768

Total deferred tax asset	830,231	1,167,692

The amount of the non-current portion of deferred tax that is expected to be recovered or settled over 12 months is Bs. 686,722 and Bs. 933,271 for 2005 and 2006, respectively.

Reconciliation between total income taxes presented in the consolidated statement of operations and the amount that would be computed by applying the statutory income tax rate to income before income taxes is as follows:

	2004	%	2005	%	2006	%
Accounting income before income tax	259,109		4,863		979,491
Statutory income tax rate	34%		34%		34%

Theoretical tax provision at statutory tax rate	88,097	34.0	1,653	34.0	333,027	34.0
Tax inflation adjustment of the year, net	(267,900)	(103.4)	(208,319)	(4,283.8)	(262,566)	(26.8)
Investment tax credit	(42,504)	(16.4)	—	—	(199,761)	(20.4)
Other non-taxable and non-deductible items, net	55,772	21.5	(2,879)	(59.2)	(21,584)	(2.2)

Income tax benefit	(166,535)	(64.3)	(209,545)	(4,309.0)	(150,844)	(15.4)

Tax dividend

Dividends declared by Venezuelan companies that are generated by net income in excess of the taxable net income determined in conformity with the Income Tax Law will be subject to a tax dividend at the time of payment. These dividends will be subject to a proportional tax rate of 34%. This tax is subject to a total withholding at the time of payment. Stock dividends will be subject to an advance income tax of 1% over the total amount of the dividend declared, which will be credited to the proportional income tax to be paid in the final tax return.

Business assets tax

The business assets tax was enacted as a complementary tax to Venezuelan income tax and was calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was 1% a year, which was reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allowed any business asset tax paid as an income tax credit to be carried forward for the following three years. On August 17, 2004, the Law repealing this tax was published in the Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

As of December 31, 2006, CANTV did not have any carry-forward business asset tax credits.

Value-added tax

The value-added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The value-added tax rate is set annually through the Venezuelan Budget Law and as of December 31, 2006, the applicable rate was 14% (16% from December 2003 until August 2004, and 15% until September 2005). The Value Added Tax Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs. 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs. 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the years ended December 31, 2004, 2005 and 2006, the Company incurred bank debit tax expense of Bs. 18,082, Bs. 20,072 and Bs. 2,427, respectively.

On February 8, 2006, the Law repealing this tax was published in the Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

Municipal tax on telecommunications services

In accordance with the Municipal Power Organic Law, which became effective on January 1, 2006, a tax was established based on gross revenues effectively earned in the tax period for telecommunications activities in the municipality. This tax is different from the taxes established in the Telecommunications Law.

The applicable rate for telecommunications activities cannot exceed 1% until the Telecommunications Law establishes another rate. The telecommunications companies should adapt the information systems to provide billing information for each municipality.

For the year ended December 31, 2006, the Company has incurred Bs. 65,603 in municipal tax expense on telecommunications services and is included as concession and other taxes in the statement of operations.

20. TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Venezuelan Government has significant influence over the Company’s

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tariffs, regulations, labor contracts and other matters involving the Company. The Venezuelan Government is also the largest customer of the Company (Note 12—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates.

The balances of these transactions for the years ended December 31, 2004, 2005 and 2006 are shown below:

	2004	2005	2006
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	57,171	75,307	4,557

Technical and administrative assistance expenses	10,475	27,131	26,378

Net (expense) revenue related to the settlement of international telephone traffic with stockholders’ affiliates	(393)	1,754	(6,685)

Transactions for technical and administrative assistance are in respect of consulting services, support to implement new technologies, strategic planning and analysis and training and personnel services, among others. Also includes salaries, pension, retirement benefits and other benefits for certain executives.

As of December 31, 2005 and 2006, the Company had interest-free short-term accounts payable to Verizon Communications Inc. (“Verizon”) of Bs. 45,180 and Bs. 54,433, respectively. There are no guaranties given to or received from related parties.

For the years ended December 31, 2004, 2005 and 2006, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 6,823, Bs. 9,928 and Bs. 11,419, respectively, and the aggregate amount accrued by the Company at December 31, 2005 and 2006 to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 2,863 and Bs. 6,576.

21. COMMITMENTS AND CONTINGENCIES

The Company has the following commitments and contingencies:

a. Capital expenditures

The Company’s payment commitments as of December 31, 2006 in respect of capital expenditures amount to approximately U.S.$86 million.

b. Operating leases

The Company lease equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

The Company’s operating leases expense was Bs. 29,912, Bs. 39,310 and Bs. 51,284 for the years ended December 31, 2004, 2005 and 2006, respectively.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In May 2000 and December 1999, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (the “Sixth Court of Contentious Tax Matters”) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002, Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312. This assessment was related to income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (the “Eighth Court of Contentious Tax Matters”). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003, a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (the “Caracas Arbitration Center of the Commercial Chamber”), claiming damages of Bs. 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and on January 16, 2004, an Arbitration Court was installed to hear the case. In September 2004, the Arbitration Center found in favor of the commercial party, and required a payment of Bs. 8,000 by Movilnet, which was paid in January 2005. During October 2005, this commercial party issued a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 257,000. On August 9, 2006, the Sala Político Administrativa (the “Political Administrative Chamber”) confirmed the decision of March 10, 2006 of the Juzgado Quinto de Primera Instancia en lo Civil, Mercantil y del Tránsito del Área Metropolitana de Caracas (the “Fifth Court of First Instance of Civil, Commercial and the Transit Matters of the Metropolitan Area of Caracas”) and ruled against the demanding party. In the opinion of the Company’s management and legal counsel, The Company achieved its expectations by obtaining a favorable decision with respect to this case.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for periods ranging from 48 to 72 hours as a result of their non-compliance with certain value-added tax matters. Some of the sanctions were effective at the time, while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has set aside a provision to cover this risk. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments pursuant to the Telecommunications Law made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main items objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8,125 for CANTV, Bs. 92,866 for Movilnet and Bs. 667 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and did not set aside a provision in respect of these inspection reports. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities.

In September 2006, SENIAT notified CANTV of additional tax assessments amounting to Bs. 21,551 related to revision of the value-added tax paid by CANTV for the periods between January 2002 and December 2003. In October 2006, SENIAT notified CANTV.Net of additional tax assessments amounting to Bs. 3,804 related to revision of the value-added tax paid by CANTV for the periods between January 2003 and July 2005. The objection presented by SENIAT was that the tax assessments were based on the lack of verification of tax credits. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports. In November and December 2006, the Company presented an administrative appeal to the tax assessments of CANTV and CANTV.Net, respectively, and is awaiting a formal response from the tax authorities.

In December 2006, CONATEL notified CANTV of inspection reports for net taxes of Bs. 6,920 resulting from their review of tax payments pursuant to the Telecommunications Law, made by CANTV for the period from January 2001 to December 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and has not set aside a provision with respect to these inspection reports.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 479,899 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs. 170,254 is reasonable as of December 31, 2006 to cover the contingencies considered probable and legal expenses. However, the timing for the utilization of this provision is not determinable.

Reconciliation of changes generated during the years 2005 and 2006 of the provision for litigation is as follows:

	2005	2006
Balance at beginning of year	77,717	134,513
Expenses for the year	68,878	43,584
Write-offs and/or payments	(12,082)	(7,843)

Balance at end of year	134,513	170,254

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Concession mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2006, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 5—Concessions and regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunications services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. As of December 31, 2006, the Company has complied with most of the targets established in this Administrative Ruling and has action plans to reach the remaining targets.

e. Other regulations

Since 2004, in Venezuela there has been a process of issuing new laws and their specifications (Law of Prevention, Conditions and Work Environment; Housing Law; Employment Law; Science, Technology and Innovation Law; Law Against Illicit Traffic of Drugs and; Reform of the Labor Law Rules, among others), creating a potential impact in the Company’s financial statements. The Company’s management and its internal and external legal counsel are evaluating and analyzing such laws in order to ensure their appropriate application and record the required provisions.

22. SEGMENT REPORTING

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services, data transmission and other wireline-related services, which are provided by the same group of assets to substantially the same group of customers. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

In January 2005, CANTV and its subsidiary Movilnet signed an agreement in which CANTV granted Movilnet a license to use its commercial trademark in exchange for 3% of Movilnet’s gross revenues. The term of the agreement is for five years and is automatically renewable.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment results for the years ended December 31, 2004, 2005 and 2006, and assets and liabilities as of December 31, 2004, 2005 and 2006, are shown below:

	2004	2005	2006
Wireline services
Operating revenue
Local services	895,132	915,147	922,923
Domestic long distance	281,348	296,009	285,872

Local and domestic long distance	1,176,480	1,211,156	1,208,795
International long distance	106,277	113,481	132,885
Net settlements	(2,015)	2,055	(10,924)

Total international long distance	104,262	115,536	121,961
Fixed to mobile outgoing calls	615,265	753,888	924,457
Interconnection incoming	99,911	124,633	127,978
Data transmission	702,917	907,596	1,618,356
Other wireline-related services	217,701	328,021	409,827

Total operating revenue	2,916,536	3,440,830	4,411,374

Intersegment operating revenue	(388,998)	(524,676)	(912,141)

Segment operating (loss) income (•)	(17,914)	(285,439)	589,186

Depreciation and amortization	667,512	529,244	571,284

Income tax provision (benefit)	(159,112)	(237,841)	(133,059)

Acquisition of information systems and property, plant and equipment	261,079	397,896	444,926

Assets at the end of the year	4,671,945	5,767,277	7,309,659

Pension and other post-retirement benefit obligations at the end of the year	751,936	1,578,698	1,593,838

Liabilities at the end of the year	2,025,940	2,773,144	4,965,998

Wireless services
Operating revenue
Access	89,103	119,758	173,853
Airtime	508,342	781,822	1,378,241
Interconnection	390,411	535,015	750,936
Special services	228,157	383,480	683,425
Equipment sales	197,676	431,169	573,711
Other	49,205	79,751	148,242

Total operating revenue	1,462,894	2,330,995	3,708,408

Intersegment operating revenue	(285,382)	(349,338)	(465,770)

Segment operating income	219,837	148,970	290,261

Depreciation and amortization	177,059	291,133	286,788

Income tax provision (benefit)	(6,099)	12,760	(61,351)

Acquisition of information systems and property, plant and equipment	279,147	646,616	796,786

Assets at the end of the year	1,868,035	2,456,369	4,400,116

Liabilities at the end of the year	729,460	1,972,366	3,595,862

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of segment operating revenues, operating income (loss), assets and liabilities to the consolidated financial statements as of December 31, 2004, 2005 and 2006 are shown below:

	2004	2005	2006
Reconciliation of operating revenues:
Reported segments	4,379,430	5,771,825	8,119,782
Other telecommunications-related services	192,146	252,972	57,354
Elimination of intersegment operating revenues	(735,917)	(936,405)	(1,379,469)

Total operating revenues	3,835,659	5,088,392	6,797,667

Reconciliation of operating income (loss):
Reported segments (•)	201,923	(136,469)	879,447
Other telecommunications-related services	9,233	50,310	19,938

Total operating income (loss)	211,156	(86,159)	899,385

Reconciliation of assets:
Reported segments	6,539,980	8,223,646	11,709,775
Other telecommunications-related services	254,582	321,757	206,401
Elimination of assets	(397,977)	(1,255,292)	(2,993,969)

Total assets at the end of the year	6,396,585	7,290,111	8,922,207

Reconciliation of liabilities:
Reported segments	2,755,400	4,745,510	8,561,860
Other telecommunications-related services	76,819	129,428	64,662
Elimination of liabilities	(396,104)	(1,253,896)	(2,993,969)

Total liabilities at the end of the year	2,436,115	3,621,042	5,632,553

(•)	Segments reported include Bs. 44,426, Bs. 694,916 and Bs. 23,043 for the years ended December 31, 2004, 2005 and 2006, respectively, related to the expense from the additional pension obligation due to the Supreme Court ruling (Note 17 (b)—Retirement benefits—Pension litigation and Court Ruling).

23. EXCHANGE CONTROLS

By means of an agreement between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreement No. 1 and Exchange Agreement No. 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the “Exchange Agreements”). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, established the following conditions:

a) the Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b) the Comisión de Administración de Divisas (“CADIVI”) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c) the applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs. 1,596/U.S.$1 for purchase and Bs. 1,600/U.S.$1 for sale; and

d) the purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the Central Bank of Venezuela and the Venezuelan Government establish regulations for these transactions.

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

On April 22, 2003 and June 18, 2003, Ruling No. 25 and Ruling No. 34 were published in the Official Gazette of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI would manage the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was U.S.$212 million and U.S.$52 million, respectively.

On February 9, 2004, the Venezuelan Government and Central Bank of Venezuela, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs. 1,915.20/U.S.$1 for purchase and Bs. 1,920/U.S.$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that date. Accordingly, the Company must apply for foreign currency each semi-annual period with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2005, the Venezuelan Government and Central Bank of Venezuela established new exchange rates effective as of that date of Bs. 2,144.60/U.S.$1 for purchase and Bs. 2,150/U.S.$1 for sale.

The Venezuelan Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization of foreign currency purchases, as well as general guidelines for the distribution and administration of foreign currency destined for the currency exchange market.

As of December 31, 2006, the Company had applied to CADIVI for a total of U.S.$3,067.5 million since the implementation of the current exchange controls regime. As of December 31, 2006, CADIVI has approved U.S.$2,707.1 million, of which U.S.$1,899.1 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Transactions Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of U.S.$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than U.S.$10,000 must be declared to CADIVI. Goods and services exporters are obligated to sell their foreign currency earned from commercial transactions to the Central Bank of Venezuela.

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

24. PROPOSED SALE OF VERIZON’S EQUITY STAKE IN CANTV TO TELMEX AND AMÉRICA MÓVIL

On April 3, 2006, Teléfonos de Mexico, S.A. de C.V. (“Telmex”) and América Móvil, S.A. de C.V. (“América Móvil”) announced that through an equally-owned joint venture they had entered into an agreement with Verizon to acquire Verizon’s equity interest in CANTV, through its affiliates, for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon, through its affiliates (or U.S.$21.10 per CANTV ADS held by Verizon, through its affiliates). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and ADS owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that agreed to purchase Verizon’s stake also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture would make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate.

On June 30, 2006, October 2, 2006 and December 29, 2006, Verizon and the joint venture between Telmex and América Móvil announced extensions of the Stock Purchase Agreement.

On February 8, 2007, Verizon and the joint venture between Telmex and América Móvil agreed to terminate the Stock Purchase Agreement dated April 3, 2006 to acquire Verizon’s equity interest in CANTV, since they did not expect to obtain the required regulatory approvals to complete the transaction, due to the nationalization plan for CANTV announced by the Venezuelan Government on January 8, 2007 (Note 27 (a)—Subsequent events—Nationalization plan).

25. SUMMARY OF MAIN DIFFERENCES BETWEEN U.S. GAAP AND IFRS

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

The main differences between U.S. GAAP and IFRS that apply to the Company are as follows:

a. Pension plan

In accordance with IFRS, IAS 19, “Employee Benefits” provides for a different amortization of the transition obligation resulting from the present value of the obligation at the moment of adoption reduced by the fair value of existing pension plan assets on the same date and any eventual past service costs. IAS 19 provides for immediate recognition of the transition obligation or an amortization period of no more than five years,

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

whereas the U.S. GAAP Statement of Financial Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) allows for an amortization period based on the average remaining service years of employees.

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

Under U.S. GAAP, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB No. 87, 88, 106 and 132(R)” (SFAS 158) effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and post-retirement benefit plans as a net asset or liability in its consolidated balance sheet and to recognize as a component of accumulated other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in: the recognition of Bs. 488,021 in accrued pension and other post-retirement benefit obligations, and a net charge of Bs. 322,094, net of income taxes of Bs. 165,927, to accumulated other comprehensive income (loss).

b. Capitalized interest

In accordance with IFRS, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects (“Qualifying assets”) since this is an allowed alternative treatment the Company chose not to apply. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is capitalized in the financial statements as part of Property, Plant and Equipment.

In 2004, capitalized interest under U.S. GAAP amounted to Bs. 7,559 and during 2005 and 2006 the Company did not capitalize interest, because the Company did not develop during 2005 and 2006, any assets that qualify for interest capitalization. The related depreciation expense amounted to Bs. 8,975, Bs. 7,792 and Bs. 6,663, for the years ended December 31, 2004, 2005 and 2006, respectively.

c. Accounting for taxation

IFRS and U.S. GAAP require that deferred tax assets and liabilities be established for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under IAS 12, “Income taxes” and Statement of Financial Accounting Standards No. 109, “Accounting for Taxes” (“SFAS 109”), the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided for deferred tax assets when realization is not assured. Deferred taxes are calculated based on temporary differences in items from the balance sheet. Deferred taxes are different between IFRS and U.S. GAAP with respect to the temporary differences caused by different pension and other post-retirement benefit liabilities and capitalized interests, previously explained (Note 25 (a)—Pension Plan and Note 25 (b)—Capitalized interest). Under IFRS, a deferred tax asset is recognized for all deductible

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Under U.S. GAAP, a deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards and a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In addition, for presentation purposes under IFRS the total amount of deferred taxes is presented as non-current, and under U.S. GAAP deferred taxes are required to be classified as current and non-current based on the expected realization date.

Additional disclosures required by SFAS 109 are presented in Note 26 (b)—Additional financial statement disclosures required by U.S. GAAP—Income and other taxes.

d. Fair value of available for sale investments

Under IFRS the fair value of available for sale investments, in which no active market exists, can be measured using recent arm’s-length market transactions between knowledgeable, willing parties, if available, such as selling agreements. Because INTELSAT is not publicly traded, under U.S. GAAP the investment in INTELSAT is accounted for under the cost method.

e. Minority interest

Under IFRS, minority interest is presented as part of stockholders’ equity and separately from net income. Under U.S. GAAP, minority interest is presented as a separate caption between liabilities and stockholders’ equity and included as part of net income.

f. Reconciliation of IFRS to U.S. GAAP

The effects on net income of reconciling CANTV’s consolidated financial statements under IFRS for 2004, 2005 and 2006 to U.S. GAAP is set forth below (in millions of bolivars, except per share data):

	2004	2005	2006
Net income under IFRS	425,644	214,408	1,130,375
U.S. GAAP adjustments for:
Pension Plan and other postretirement benefits	3,332	14,756	9,588
Capitalized interest, net of depreciation	(1,416)	(7,792)	(6,663)
Deferred income taxes	(651)	(2,368)	(994)
Minority interest	(2,181)	(479)	(2,955)

Net income under U.S. GAAP	424,728	218,525	1,129,351

Basic and diluted net income per share under U.S. GAAP	547	282	1,455

Net income per ADS (based on 7 shares per ADS)	3,831	1,971	10,187

Average number of shares outstanding under U.S. GAAP (in millions)	776	776	776

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the difference between U.S. GAAP and IFRS described above and a difference in the classification of certain expenses, operating income under U.S. GAAP was Bs. 213,072 for 2004, operating loss was Bs. 79,195 for 2005 and operating income was Bs. 902,310 for 2006.

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires the reporting and display of comprehensive income and its components. During the years ended December 31, 2004, 2005 and 2006, Comprehensive Income under U.S. GAAP would be Bs. 410,946, Bs. 156,886 and Bs. 1,129,094, respectively, which comprises net income under U.S. GAAP, adjustments to the fair value of available for sale securities for 2004, 2005 and 2006, and the adoption of SFAS 158 adjustments for 2006. As of December 31, 2004, 2005 and 2006, accumulated other comprehensive income under U.S. GAAP would be Bs. 61,896 and Bs. 257 and accumulated other comprehensive loss of Bs. 322,094, respectively, which comprises accumulated adjustments to the fair value of available for sale securities and currency translation adjustments for 2004 and 2005, and the adoption of SFAS 158 adjustments for 2006.

The effects on stockholders’ equity of reconciling CANTV’s consolidated financial statements under IFRS for 2005 and 2006 to U.S. GAAP is set forth below:

	2005	2006
Total stockholders’ equity under IFRS	3,669,069	3,289,654
U.S. GAAP adjustments for:
Pension plan and other postretiment benefits, including adoption of SFAS 158 of Bs. 488,021 in 2006	18,467	(459,966)
Capitalized interest, net of accumulated depreciation	166,319	159,656
Deferred income taxes, including tax effect of the adoption of SFAS 158 of Bs. 165,927 in 2006	(62,827)	102,106
Minority interest	(3,679)	(4,871)

Total stockholders’ equity under U.S. GAAP	3,787,349	3,086,579

The following represents a reconciliation of stockholders’ equity for the years ended December 31, 2005 and 2006 and based on amounts determined in accordance with U.S. GAAP:

	2005	2006
Stockholders’ equity under U.S. GAAP at beginning of the year	4,023,125	3,787,349
Net income under U.S. GAAP	218,525	1,129,351
Dividends declared and paid	(390,407)	(779,786)
Minimum dividend to be declared	—	(725,779)
Shares awarded, net of purchases	(2,255)	(2,205)
Initial adoption of SFAS 158 of Bs. 488,021, net of deferred tax of Bs. 165,927	—	(322,094)
Realization of translation adjustment	(61,639)	(257)

Stockholders’ equity under U.S. GAAP at end of the year	3,787,349	3,086,579

IAS 7, “Cash Flow Statements”, is presented under similar provisions established in the Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“SFAS 95”), and cash flows from operating activities. Consequently, the only differences between cash flows prepared under IFRS and U.S. GAAP are those

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to the adjustments to reconcile net income and stockholders’ equity previously described. Summarized information of cash flows prepared under U.S. GAAP are as follows:

	2004	2005	2006
Cash flows provided by operating activities	1,407,363	1,650,151	1,885,574
Cash flows used in investing activities	(526,019)	(958,390)	(1,200,353)
Cash flows used in financing activities	(722,167)	(591,300)	(631,863)
Cash and cash equivalents	967,543	1,098,629	1,151,987

The above reconciliations include all material differences between IFRS and U.S. GAAP.

26. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP

a. Disclosures about pensions and other post-retirement benefits

Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (“SFAS 132”), revises employer disclosure requirements for pension and other retiree benefits but does not change the measurement or recognition of pension or other post-retirement benefit plans.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2005 and 2006, and a statement of funded status as of December 31, 2005 and 2006:

	Pension Benefits		Other Benefits
	2005	2006	2005	2006
Reconciliation of Projected Benefit Obligation:
Projected Benefit Obligation at January 1	582,777	1,539,051	717,153	877,362
Service cost	17,305	18,808	12,110	13,795
Interest cost	145,874	286,320	181,983	182,179
Benefit payments	(69,887)	(153,855)	(57,183)	(71,042)
Actuarial (gain) loss	136,661	112,590	(1,131)	194,234
Curtailment and settlement loss	52,328	—	24,430	—
Special lump-sum payments	(20,923)	—	—	—
Additional pension obligation due to Supreme Court ruling (Note 17—Retirement benefits)	694,916	23,043	—	—

Projected Benefit Obligation at December 31	1,539,051	1,825,957	877,362	1,196,528

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	606,141	710,392	—	—
Contributions	—	171,782	—	—
Benefit payments	—	(39,778)	—	—
Actual return on plan assets, including exchange gain of Bs. 64,298 for 2005	104,251	126,285	—	—

Fair value of plan assets at December 31	710,392	968,681	—	—

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits		Other Benefits
	2005	2006	2005	2006
Funded status:
Funded status at December 31	(828,659)	(857,276)	(877,362)	(1,196,528)
Unrecognized transition obligation	—	—	—	—
Unrecognized prior service cost	(34,416)	—	—	—
Unrecognized actuarial net loss	80,700	—	99,506	—

Accrued benefit cost at December 31	(782,375)	(857,276)	(777,856)	(1,196,528)

Amounts recognized in Accumulated Other Comprehensive Income:

Unrecognized prior service cost	—	(23,226)	—	—
Unrecognized actuarial net loss	—	220,450	—	290,797

Accrued benefit cost at December 31	—	197,224	—	290,797

For benefits other than pensions, a one percentage point change in the assumed health care costs trend rates would have the following effects:

	1% Point Increase		1% Point Decrease
	2005	2006	2005	2006
Effect on total of service and interest cost components	22,426	348,200	(18,666)	(272,600)
Effect on post-retirement benefit obligations as of December 31	101,510	1,345,900	(84,577)	1,072,100

The following table provides the components of net periodic benefit cost for the plans for the years ended December 31, 2005 and 2006:

	Pension Benefits		Other Benefits
	2005	2006	2005	2006
Components of net periodic benefit cost:
Service cost	17,305	18,808	12,110	13,795
Interest cost	145,874	286,320	181,983	182,179
Expected return on assets	(158,772)	(153,445)	—	—
Additional pension obligation due to Supreme Court ruling	694,916	23,043	—	—
Amortization of:
Transition obligation	1,440	—	—	—
Prior service cost	(11,140)	(11,190)	—	—
Actuarial net loss	(8,054)	—	7,579	2,943
Curtailment and settlement	52,328	—	24,430	—

Net periodic benefit cost	733,897	163,536	226,102	198,917

Target allocation of pension assets is established only for holdings in the U.S. dollar denominated trust to be 65% in equities and 35% in debt securities. This trust represented approximately 73% of total pension assets as of December 31, 2006.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments expected to be paid in the next five years are detailed as follows:

Year	Pension Benefits	Other Benefits
2007	130,417	88,188
2008	156,297	106,688
2009	187,337	130,646
2010	222,240	157,458
2011	265,859	188,040
Next 5 years	2,109,296	1,641,150

	3,071,446	2,312,170

CANTV contributions expected to be made for 2007 will be determined during 2007.

The assumptions used in the measurement of the Company’s Projected Benefit Obligations are the same used for the calculations under IFRS (Note 17—Retirement benefits).

b. Income and other taxes

Deferred tax assets and benefits is mainly the result of:

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

The (benefit) provision for income taxes for the years ended December 31, 2004, 2005 and 2006, in accordance with SFAS 109 is as follows:

	2004	2005	2006
Current	91,193	147,881	186,576
Deferred	(257,077)	(355,058)	(336,466)

	(165,884)	(207,177)	(149,890)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred income tax assets as of December 31, 2005 and 2006 are as follows:

	2005	2006
Current deferred income taxes:
Allowance for doubtful accounts	23,996	21,453
Provision for inventories’ obsolescence	19,197	51,483
Accrual for concession and municipal taxes	28,849	42,642
Pension and other post-retirement benefit obligations	118,501	82,374
Accounts not deductible until paid	20,471	47,446

Total	211,014	245,398

Non-current deferred income taxes:
Differences in tax vs. book value (mainly inflation adjustment for tax purposes, net of capitalized interest and overhead)	166,183	359,733
Provision for litigation	36,583	50,768
Pension obligations and post-retirement benefit obligations	353,624	613,899

Total	556,390	1,024,400

Total deferred tax asset	767,404	1,269,798

Total income taxes are different than the amount that would be computed by applying the statutory income tax rate to income before income taxes. The major reasons for this difference are as follows:

	2004	%	2005	%	2006	%
Accounting income before income tax under U.S. GAAP	258,844		11,348		979,461
Statutory income tax rate	34%		34%		34%

Theoretical tax provision at statutory tax rate	88,007	34.0	3,858	34.0	333,017	34.0
Tax inflation adjustment of the year, net	(267,900)	(103.5)	(208,319)	(1,835.8)	(262,566)	(26.8)
Investment tax credits	—	—	—	—	(199,761)	(20.4)
Other non-taxable and non-deductible items, net	14,009	5.4	(2,716)	(23.9)	(20,580)	(2.1)

Income tax benefit	(165,884)	(64.1)	(207,177)	(1,825.7)	(149,890)	(15.3)

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

c. New accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2007 or later periods but which the Company has not early adopted, as follows:

•	FASB Interpretation No. 46(R)-6, “Determining the variability to be considered in applying FASB Interpretation No. 46(R)” (“FIN 46(R)-6”), issued in April 2006. FIN 46(R)-6 addresses whether certain

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FIN 46(R)-6 is required to be applied prospectively to all entities with which the Company first becomes involved and to all entities previously required to be analyzed under FASB Interpretation No. 46(R), “Consolidation of variable interest entities”, upon the occurrence of certain events beginning the first day of the first reporting period after June 15, 2006. The Company does not expect the adoption of FIN 46(R)-6 to have a material impact on its consolidated financial position or results of operations.

•

FASB Interpretation No. 48, “Accounting for uncertainty in income taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) issued in July 2006. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for the Company as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 and is unable to estimate the impact at this time, if any, on its consolidated financial statements.

•

Statement of Financial Accounting Standards No. 157, “Fair value measurements” (“SFAS 157”) issued in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the Company on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial position or results of operations.

•

Statement of Financial Accounting Standards No. 159, “The fair value option for financial assets and financial liabilities” (“SFAS 159”), permits entities to choose to measure many financial instruments and certain other items like firm commitments, non-financial insurance contracts and host financial instruments at fair value. SFAS 159 is expected to expand the use of fair value measurement and is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact on its consolidated financial statements.

•

Emerging Issues Task Force No. 06-1, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider” (“EITF 06-1”), ratified by the FASB in September 2006. EITF 06-1 requires the application of Emerging Issues Task Force No. 01-9, “Accounting for consideration given by a vendor to a customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment, and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Company does not expect the adoption of EITF 06-1 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-2, “Accounting for sabbatical leave and other similar benefits pursuant to FASB Statement No. 43” (“EITF 06-2”) issued in June 2006. The Task Force reached a consensus that an employee’s right to a compensated absence under a sabbatical or other similar benefit arrangement (a) that requires the completion of a minimum service period and (b) in which the benefit does not increase with additional years of service, accumulates pursuant to paragraph 6(b) of FASB Statement No. 43 for arrangements in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence. Therefore, assuming all of the other conditions of paragraph 6 of FASB Statement No. 43 are met, the compensation cost associated with a

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sabbatical or other similar benefit arrangement should be accrued over the requisite service period. EITF 06-2 is effective for the first annual reporting period beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-2 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-3, “How taxes collected from customers and remitted to Governmental authorities should be presented in the income statement” (“EITF 06-3”) issued in June 2006. The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value-added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to the Accounting Principles Board Opinion No. 22, “Disclosure of accounting policies.” If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company will disclose the accounting method applicable in its 2007 annual consolidated financial statements.

•

Emerging Issues Task Force No. 06-4, “Accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements” (“EITF 06-4”) issued in September 2006. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 states that an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on a substantive agreement with the employee. Similarly, if the employer has effectively agreed to provide the employee with a death benefit, the employer should accrue, over the service period, a liability for the actuarial present value of the future death benefit as of the employee’s expected retirement date, in accordance with either FASB Statement No. 106 or Accounting Principles Board Opinion No. 12. EITF 06-4 is effective for the first annual reporting period beginning after December 15, 2007. The Company does not expect the adoption of EITF 06-4 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-5, “Accounting for purchases of life insurance-determining the amount that could be realized in accordance with FASB Technical Bulletin No. 85-4” (“EITF 06-5”) issued in September 2006. EITF 06-5 reached a consensus on the accounting for certain life insurance policies. EITF 06-5 is effective for the first annual reporting period beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-5 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-6, “Debtor’s accounting for a modification (or exchange) of convertible debt instruments” (“EITF 06-6”) issued in November 2006. EITF 06-06 addresses (a) whether a change in the fair value of an embedded conversion option that results from a modification of a convertible debt instrument should be included in the analysis of whether there has been a substantial change in the terms of a debt instrument to determine if a debt extinguishment has occurred pursuant to Issue 96-19 and (b) how an issuer should account for modifications that do not result in a debt extinguishment pursuant to Issue 96-19. EITF 06-6 should be applied to modifications or exchanges of debt instruments occurring in interim or annual reporting periods beginning after November 29, 2006. The Company does not expect the adoption of EITF 06-6 to have a material impact on its consolidated financial position or results of operations.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Emerging Issues Task Force No. 06-7, “Issuer’s accounting for a previously bifurcated conversion option in a convertible debt instrument when the conversion option no longer meets the bifurcation criteria in FASB Statement No. 133” (“EITF 06-7”) issued in November 2006. EITF 06-7 is effective for all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FASB Statement No. 133 in annual or interim periods beginning after December 31, 2006, irrespective of when the debt instrument was entered into. The Company does not expect the adoption of EITF 06-7 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-8, “Applicability of the assessment of a buyer’s continuing investment under FASB Statement No. 66 for sales of condominiums” (“EITF 06-8”) issued in November 2006. The scope of EITF 06-8 is limited to the sale of individual units in a condominium project. The Company does not expect the adoption of EITF 06-8 to have a material impact on its consolidated financial position or results of operations.

•

Emerging Issues Task Force No. 06-9, “Reporting a change in (or the elimination of) a previously existing difference between the fiscal year-end of a parent company and that of a consolidated entity or between the reporting period of an investor and that of an equity method investee” (“EITF 06-9”) issued in November 2006. EITF 06-9 is effective for changes in, or eliminations of, a previously existing difference between an entity’s reporting period and that of a consolidated entity or an equity method investee that occur in interim or annual reporting periods beginning after November 29, 2006. The Company does not expect the adoption of EITF 06-9 to have a material impact on its consolidated financial position or results of operations.

27. SUBSEQUENT EVENTS (OCCURRED AFTER FEBRUARY 15, 2007)

a. Nationalization plan

On January 8, 2007, the President of Venezuela announced Venezuela’s intention to nationalize certain strategic sectors of the Venezuelan economy, including the telecommunications sector in which the Company participates. On February 12, 2007, the Government entered into a “Memorandum of Understanding” with Verizon and its indirect wholly-owned subsidiary, GTE Venholdings B.V. (“GTE Venholdings”), to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company, which represents approximately 28.51% of the outstanding equity share capital of the Company.

The Memorandum of Understanding contemplates that the consideration to be paid to GTE Venholdings by the Government would be the equivalent of U.S.$2.55 per share held by Verizon, or U.S.$17.85 per ADS held by Verizon (each of which represents seven Class D shares) subject to downward adjustment to give effect to any dividend declared and paid by the Company with a record date after February 12, 2007 and prior to the closing of the Offers, as defined below. Among other things, GTE Venholdings has also agreed in the Memorandum of Understanding not to vote as a shareholder of the Company to approve any action or transaction of the Company outside of the ordinary course of business.

On March 30, 2007, the shareholders of the Company approved the payment of an ordinary dividend in the amount of Bs. 922.07 per share representing Bs. 6,454.49 per ADS, which is equivalent to U.S.$3.003 per ADS (calculated at the bolivar exchange rate of Bs. 2,150 per U.S.$1.00), payable on April 18, 2007 to shareholders of record as of April 12, 2007. As a result of the dividend approved by shareholders of the Company on March 30, 2007, the price required to be paid under the terms of the Memorandum of Understanding has been reduced to U.S. $14.84791 per ADS (each of which represents seven Class D shares), or the bolivar equivalent (based on the bolivar exchange rate as of the settlement date of the Offers) of U.S.$2.12113 per share.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 8, 2007, the Government announced a Tender Offer on Schedule TO (the “Schedule TO”) related to the tender offers (each an “Offer” and collectively the “Offers”) in the U.S. and Venezuela to purchase any and all of the issued and outstanding shares, and all shares underlying the ADSs, that are not owned by the Government. The U.S. Offer is for any and all outstanding ADSs and the Venezuelan Offer is for any and all outstanding shares. The purchase price to be paid in the U.S. Offer is U.S. $14.84791 per ADS (each of which represents seven Class D shares). The purchase price to be paid in the Venezuelan Offer is the bolivar equivalent (based on the bolivar exchange rate as of the settlement date of the Offers) of U.S. $2.12113 per share (equivalent to Bs. 4,560.43 per share calculated at the bolivar exchange rate in effect as of the day of the Offer of Bs. 2,150 per U.S.$1.00). In each case, the purchase price is to be paid net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by the Company with a record date that is fixed as of a date prior to, in the case of the U.S. Offer, the Government’s acceptance for payment of ADSs tendered into such Offer and, in the case of the Venezuelan Offer, the settlement date for such Offer. The Offers’ expiration date was May 8, 2007.

According to the U.S. Offer, the Government expects that under the Company’s new management, the Company’s telecommunications and information technologies will be strategically positioned as human rights and developmental tools. In this sense, the Company will be positioned to promote the development of telecommunications services, taking advantage of new technologies, especially wireless technologies, and to deliver services to underserved sectors of the Venezuelan population.

On April 12, 2007, the Company’s Board of Directors in an Extraordinary Meeting considered the Offers and unanimously determined to remain neutral and to make no recommendation with respect to the Offers. The Board of Directors’ recommendation statement, filed on Schedule 14-D9, concluded that it is unable to take a position with respect to the Offers. The Board of Directors believed that it lacked sufficient information to evaluate the Offers in light of the unique circumstances of the Offers resulting from the stated plans of the Government to nationalize the Company, the absence of tangible alternatives to the Offers, the limited ability of Class C shareholders to participate in the Offers, the uncertainties with respect to the future liquidity and market value of the ADSs and shares, and the disparity in the economic value of the price offered in each of the Offers, which results from the exchange controls regime in Venezuela. The Board of Directors stated that it believed that each holder of ADSs and shares should make his or her own decision regarding participation in the Offers based

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on his or her own circumstances. Additionally, the Board of Directors urged the Government to resolve the disparity in the economic value of the price offered in each of the Offers.

The Offers in the U.S and Venezuelan to purchase for cash any and all outstanding ADS and common shares, respectively, expired at 5:00 P.M. New York City time and Caracas time, on Tuesday, May 8, 2007. The Government announced on May 16, 2007 that 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) were tendered in the U.S. Offer and not withdrawn, and 197,949,721 common shares were tendered in the Venezuelan Offer and not withdrawn. The tendered common shares and ADSs include all common shares and ADSs held by Verizon’s subsidiary, GTE Venholdings, and together with the 51,900,000 common shares held by BANDES and the Ministerio del Poder Popular para Infraestructura (the “Ministry of the Popular Power for Infrastructure”), represent an aggregate of 678,652,956 common shares, or approximately 86.2% of the outstanding common shares of CANTV. According to the Bank of New York, the depositary for the ADS facility, as of May 9, 2007, there were 66,107,637 ADSs outstanding.

The Government announced on May 16, 2007, that settlement for the common shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer and the Venezuelan Offer. The Government also announced that payment for the common shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the expiration date of the Offers.

On May 11, 2007, the NYSE informed CANTV that it suspended its ADS immediately from trading on the exchange. The NYSE indicated that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government and commenced its procedure for delisting the ADSs on the NYSE. CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV’s securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

The ADSs and the underlying Class D shares remain registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the Securities and Exchange Commission (“SEC”) if the ADSs are no longer listed on the NYSE and there are fewer than three hundred holders of record of the ADSs and Class D shares resident in the United States. As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Act. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

As of the date of this report, the Company does not have complete official information regarding the new strategic plans for the Company announced by the Venezuelan Government. As indicated in Note 4 (b)—Summary of significant accounting principles and policies—Use of estimates in the preparation of financial statements, the consolidated financial statements have been prepared by the Company’s management based on estimates and assumptions which are determined based on the current strategic business plan (2007-2011) approved in 2006. Consequently, it is not possible to anticipate potential effects, if any, that this situation might have on the value of the assets and liabilities presented in the consolidated financial statements as of December 31, 2006.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Stock option

In February 2007, the stock option approved in January 2003 was terminated and the option was not exercised (Note 15 (e)—Stockholders’ equity—Stock option).

c. Regular Stockholders’ Meeting

On March 30, 2007, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 922.07 per share to be paid on April 18, 2007 to stockholders of record as of April 12, 2007.

At the Regular Stockholders’ Meeting held on March 30, 2007, the consolidated financial statements as of December 31, 2006 were approved. However, BANDES, as holder of Class B shares, indicated its willingness to put in record of the minute of the Regular Stockholders’ Meeting its opinion regarding the insufficiency of the provisions recorded for assessments issued by SENIAT regarding income tax and CONATEL regarding telecommunication taxes (Note 21 (c)—Commitments and contingencies— Litigation and provision for litigation).

d. Update on Pension Litigation and Court Ruling

On April 16, 2007, the Juzgado Segundo Superior del Trabajo del Área Metropolitana de Caracas (the “Second Superior Labor Court of the Metropolitan Area of Caracas”) announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court (Note 17 (b)—Retirement benefits—Pension litigation and court ruling).